4/21


08002358

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aeroplan Income Fund

*CURRENT ADDRESS 5100 de Maisonneuve Boulevard West
Montreal, Quebec
Canada H4A 3T2

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 1 2 2008
THOMSON REUTERS

ILE NO. 82- 35193 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
? 14A (PROXY)	☐		

OICF/BY: mac

DAT : 5/6/08

News Release



Aeroplan Income Fund announces increase in the number of outstanding units as a result of exchange by ACE Aviation of units of Aeroplan Limited Partnership for units of Aeroplan Income Fund

Montreal, January 10, 2007 - Aeroplan Income Fund (TSX: AER.UN) announced today that ACE Aviation Holdings Inc. (ACE) has exchanged 60,000,000 units of Aeroplan Limited Partnership for an equivalent number of units of Aeroplan Income Fund in accordance with the terms of the investor liquidity agreement entered into at the time of the initial public offering of Aeroplan Income Fund. Aeroplan Income Fund now has 159,454,165 units issued and outstanding and holds a 79.7% interest in Aeroplan LP.

Following the exchange, ACE continues to hold a 50.3% aggregate interest in Aeroplan LP, comprised of a 20.3% direct interest in Aeroplan LP and a 37.6% direct interest in Aeroplan Income Fund.

About Aeroplan

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 60 world-class partners, representing more than 100 brands in the financial, retail and travel sectors.

Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards and global Star Alliance Flight Rewards, offering travel to more than 842 destinations worldwide. In 2005 alone, more than 1.35 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise and experiential rewards, as well as hotel and car rental rewards.

For more information about Aeroplan, please visit www.aeroplan.com.

- 30 -

For more information, please contact:

Media
Michèle Meier
514-205-7028
michele.meier@aeroplan.com

Analysts
Trish Moran
416-564-4290
trish.moran@aeroplan.com

Early Warning Report

(relating to Aeroplan Income Fund)

This report is made pursuant to:
National Instrument 62-103
Section 111 of the Securities Act (British Columbia)
Section 176 of the Securities Act (Alberta)
Section 110 of the Securities Act, 1988 (Saskatchewan)
Section 92 of the Securities Act (Manitoba)
Section 101 of the Securities Act (Ontario)
Section 147.12 of the Securities Act (Québec)
Section 107 of the Securities Act (Nova Scotia)
Section 126 of the Securities Act (New Brunswick)
Section 102 of the Securities Act (Newfoundland)

(a) *Name and address of offeror:*

ACE Aviation Holdings Inc.
5100 de Maisonneuve Boulevard West
Montréal, Québec H4A 3T2

(b) *The designation and number or principal amount of securities and the offeror's securityholdings percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:*

Immediately prior to January 10, 2007, 99,454,165 units (the "**Fund Units**") of Aeroplan Income Fund (the "**Fund**") (TSX: AER.UN) were issued and outstanding. The Fund has been created to hold an indirect interest in Aeroplan Limited Partnership ("**Aeroplan LP**"). Immediately prior to January 10, 2007, (i) the Fund indirectly held 99,454,165 limited partnership units ("**LP Units**") of Aeroplan LP representing 49.7% of the issued and outstanding LP Units, (ii) ACE Aviation Holdings Inc. ("**ACE**") held, directly or indirectly, 100,545,835 LP Units representing 50.3% of the issued and outstanding LP Units, and (iii) ACE held 50,012,667 Fund Units representing 50.3% of the issued and outstanding Fund Units.

The LP Units held by ACE are exchangeable into Fund Units on a one-for-one basis without payment of additional consideration pursuant to an Investor Liquidity Agreement dated June 29, 2005 between ACE, the Fund, Aeroplan Trust, Aeroplan Holding GP Inc. ("**Aeroplan GP**") and Aeroplan LP (the "**Investor Liquidity Agreement**"). Assuming that immediately prior to January 10, 2007, ACE would have exchanged all LP Units held by ACE into Fund Units, (i) the Fund would have had 200,000,000 Fund Units issued and outstanding, (ii) ACE would have held 150,558,502 Fund Units or 75.3% of the issued and outstanding Fund Units, and (iii) the Fund would have indirectly held all of the LP Units issued and outstanding.

ACE exercised on January 10, 2007 its exchange rights under the Investor Liquidity Agreement in order to exchange 60,000,000 LP Units (and an equivalent number of common shares of Aeroplan GP, the general partner of Aeroplan LP) into 60,000,000 Fund Units (the "**Exchange**"). The Exchange was made on the basis of one LP Unit for one Fund Unit with no payment of additional consideration.

As previously disclosed in an early warning report dated December 29, 2006, ACE transferred 50,000,000 Fund Units to CIBC Mellon Trust Company (the "**Distribution Agent**"), in its capacity as distribution agent for the shareholders of ACE entitled to receive the distribution of units of Aeroplan Income Fund announced by ACE on December 28, 2006. Such transfer was completed on January 10, 2007 concurrently with the Exchange.

(c) *The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:*

As of January 10, 2007, immediately after giving effect to the Exchange and after the transfer of 50,000,000 Fund Units to the Distribution Agent as mentioned in Item (b) above, (i) 159,454,165 Fund Units are issued and outstanding, (ii) ACE holds 60,012,667 Fund Units representing 37.6% of the issued and outstanding Fund Units, (ii) ACE holds 40,545,835 LP Units representing 20.3% of the issued and outstanding LP Units, and (iii) the Fund indirectly owns 159,454,165 LP Units representing 79.7% of the issued and outstanding LP Units.

(d) *The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:*

(i) *the offeror, either alone or together with any joint actors, has ownership and control:*

Refer to Item (c) above.

(ii) *the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:*

N/A

(iii) *the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:*

N/A

(e) *Market where the transaction or occurrence took place:*

The Exchange was completed on a private basis pursuant to the terms of the Investor Liquidity Agreement.

(f) *The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

The Exchange was made by ACE for internal reorganization purposes in accordance with the terms of the Investor Liquidity Agreement.

ACE's value maximization strategy in respect of its stand-alone subsidiaries includes considering stand-alone financings, sales or distributions of equity interests and involving outside investors for these and other purposes.

No timeline has been established with respect to any disposition of Fund Units by ACE (other than the distribution of Fund Units to ACE's shareholders disclosed in the early warning report dated December 29, 2006). ACE may, from time to time, exchange LP Units into Fund Units pursuant to the Investor Liquidity Agreement for internal reorganization purposes. ACE may also dispose of Fund Units through, *inter alia*, public transactions or distributions to its shareholders.

(g) *The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

No agreement was entered into by ACE in connection with the Exchange of LP Units held by ACE into Fund Units as the Exchange is governed by the already existing Investor Liquidity Agreement (as defined under (b) above) which was entered into on June 29, 2005 in connection with the initial public offering of the Fund. Pursuant to such agreement, ACE has the right to effectively exchange its LP Units into Fund Units in accordance with the procedures set forth therein. A copy of the Investor Liquidity Agreement is available as a material contract of the Fund on www.sedar.com.

In connection with the initial public offering of the Fund on June 29, 2005, ACE, the Fund, Aeroplan Trust, Aeroplan GP and Aeroplan LP also entered into a Securityholders' Agreement dated June 29, 2005 which contains, inter alia, governance provisions with respect to the structure of the Fund, Aeroplan LP and Aeroplan GP. A copy of the Securityholders' Agreement is available as a material contract of the Fund on www.sedar.com.

(h) *The names of any joint actors in connection with the disclosure required by this report:*

N/A

(i) *In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and, if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or part 4 in respect of the reporting issuer's securities:*

The 60,000,000 Fund Units issued by the Fund to ACE further to the Exchange were issued in consideration for the indirect transfer from ACE to the Fund of 60,000,000 LP Units previously held by ACE, thereby increasing the indirect interest of the Fund in Aeroplan LP from 49.7% to 79.7% and decreasing the direct interest of ACE in Aeroplan LP from 50.3% to 20.3%

DATED the 12th day of January, 2007.

ACE AVIATION HOLDINGS INC.

By: *(signed) Brian Dunne*

Brian Dunne

Executive Vice President and Chief Financial Officer

News Release



Aeroplan Income Fund Announces January 2007 Distribution

Montreal, QC, January 18, 2007 – Aeroplan Income Fund (TSX: AER.UN) announced today that a cash distribution in the amount of $0.070 per Fund unit, covering the period from January 1 to January 31, 2007, will be paid on February 15, 2007 to unitholders of record at the close of business on January 31, 2007.

About Aeroplan

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 60 world-class partners, representing more than 100 brands in the financial, retail and travel sectors.

Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards and global Star Alliance Flight Rewards, offering travel to more than 842 destinations worldwide. In 2005 alone, more than 1.35 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise and experiential rewards, as well as hotel and car rental rewards.

For more information about Aeroplan, please visit www.aeroplan.com.

- 30 -

Contact Gillian Hewitt
T (416) 352-3706 gillian.hewitt@aeroplan.com

January 19, 2007

Filing Jurisdiction(s):

X	British Columbia	X	New Brunswick		
X	Alberta	X	Nova Scotia	____	TSX Venture
X	Saskatchewan	X	Prince Edward Island		
X	Manitoba	X	Newfoundland	X	TSX
X	Ontario	X	North West Territories		
X	Quebec	X	Yukon		
___		X	Nunavut		

Dear Sirs:

RE: **Aeroplan Income Fund. - Trust Units - ISIN CA0078611070**
Trust Units (144A) - ISIN US0078612068
U.S. Registered Trust Units - ISIN US0078613058

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with the **Annual Meeting** of Unitholders:

DATE OF MEETING:	March 27, 2007
RECORD DATE FOR NOTICE:	February 13, 2007
RECORD DATE FOR VOTING:	February 13, 2007
BENEFICIAL OWNERSHIP DETERMINATION DATE:	February 13, 2007
SECURITIES ENTITLED TO NOTICE **AND** TO VOTE:	• Trust Units • Trust Units (144A) • U.S. Registered Trust Units

Yours very truly,
CIBC MELLON TRUST COMPANY

(s) Steve Gilbert
Manager
Client Relations
Tel: (514) 285-3609

News Release



Aeroplan Reports 2006 Year-End and Fourth Quarter Results

Montreal, QC, February 8, 2007 – Aeroplan Income Fund (the "Fund") (TSX: AER.UN) today reported the 2006 year-end and fourth quarter results of Aeroplan Limited Partnership ("Aeroplan LP").

2006 Financial Highlights

- Gross billings of $851.9 million, an annual increase of 12.9%
- Operating income $140.5 million, or a 37.8% annual increase
- Adjusted EBITDA* $216.4 million, an annual increase of 28.7%
- Distributable cash* $199.4 million, or a 31.0% annual increase

Fourth Quarter 2006 Financial Highlights

- Gross billings of $226.7 million, up 15.3% from the comparative period
- Operating income $37.3 million, or a 23.5% increase
- Adjusted EBITDA* $57.0 million, up 11.3% from the comparative period
- Distributable cash* $53.0 million, or a 12.3% increase

"2006 was another year of solid growth and key achievements, with more partnerships, rewards and value delivered to our unitholders, members and partners," said Rupert Duchesne, President and CEO, Aeroplan. "The year saw continued growth of our business model, as demonstrated by the range and diversity of new partnerships formed and by the introduction of Aeroplan's ClassicPlus Flight Rewards, a sophisticated industry-first reward product."

Aeroplan Financial Performance

Gross billings from the sale of Aeroplan Miles grew 12.9% to $851.9 million on a full-year basis, compared to $754.8 million in 2005. Fourth quarter gross billings went from $196.6 million in 2005 to $226.7 million in 2006, a 15.3% quarter over quarter increase as a result of general growth in consumer spending and continued momentum in the travel industry.

.../2

* See section entitled Non-GAAP Measures

For the full fiscal year, operating income amounted to $140.5 million in 2006 compared to $101.9 million in 2005 or a 37.8% increase. For the fourth quarter, operating income amounted to $37.3 million, compared to $30.2 million for the corresponding quarter of 2005, a 23.5% increase, mainly attributable to the higher proportion of Aeroplan Miles redeemed and higher reward redemption activity partly attributable to the introduction of ClassicPlus Flight Rewards.

At year end, Aeroplan had $166.9 million of cash and cash equivalents and $452.8 million of short-term investments, for a total of $619.7 million compared to $464.9 million at the end of 2005. The Aeroplan Miles redemption reserve of $400.0 million is included in this amount.

On a full year basis, adjusted EBITDA and distributable cash amounted to $216.4 million and $199.4 million, respectively, compared to $168.1 million and $152.2 million in 2005, respectively. In the fourth quarter, adjusted EBITDA amounted to $57.0 million compared to $51.2 million in the fourth quarter of 2005 and distributable cash was $53.0 million compared to $47.2 million for the fourth quarter of 2005.

Fourth Quarter 2006 Key Operational Achievements

ClassicPlus Flight Rewards

On October 16, 2006, Aeroplan unveiled its breakthrough ClassicPlus Flight Rewards product. ClassicPlus Flight Rewards offers Aeroplan members unrestricted access to available seat inventory across the Air Canada and Air Canada Jazz networks in both Economy and Executive Class. While Aeroplan's new ClassicPlus Flight Rewards offer more choice and flexibility, it is important to note that Aeroplan's existing ClassicFlight Rewards have not changed. Aeroplan's fixed mileage grid and seat availability remain the core element of Aeroplan's value proposition to members (i.e. booking a ClassicFlight from Toronto to New York City remains 15,000 Aeroplan Miles; a ClassicFlight Reward from Montreal to Los Angeles remains 25,000 Aeroplan Miles). These rewards will continue to represent 8% of Air Canada and Air Canada Jazz seat capacity on every route, every month.

With ClassicPlus Flight Rewards, all capacity available over and above this 8% is offered to members at variable mileage levels. Aeroplan uses a new and innovative availability and booking tool to source seat inventory and to calculate mileage levels on a real-time basis. The number of miles required to redeem for ClassicPlus Flight Rewards is based on actual airline ticket prices – minus Aeroplan's negotiated rates as the airline's largest purchaser of seats – and therefore varies in a way similar to airline pricing, including factors such as origin, destination, seasonality, time and day of travel.

Members may choose how and when to redeem for reward travel that best suits their individual needs. Booking in advance tends to allow best access to Aeroplan's industry-leading ClassicFlight Rewards; however reward travel can be booked right up until two hours prior to a flight's departure should seats remain available.

The terms and conditions of Aeroplan's ClassicFlight Rewards and ClassicPlus Flight Rewards are similar to those normally associated with a higher-priced airline ticket: changes, cancellations and refunds are easily made through Aeroplan's contact centres, making reward travel worry- and hassle-free.

.../3

Partnerships and Promotions

On November 21, 2006, Aeroplan's partner, CIBC, announced Mileage Multiplier: a new product feature that offers significant enhancements to CIBC's Aerogold Visa card to enable cardholders to automatically earn 50 per cent more Aeroplan Miles on everyday credit card purchases at grocery stores, gas stations or drug stores in Canada and abroad. Through the new CIBC Mileage Multiplier feature, cardholders earn 1.5 Aeroplan Miles for every dollar spent on everyday purchases, up from 1 mile per dollar spent.

This feature enhancement complements Aeroplan's retail strategy and delivers significant value to Aeroplan's members and CIBC's cardholders.

During the fourth quarter of 2006, three partnership agreements and one national promotional program were announced.

Home Hardware

Aeroplan and Home Hardware Stores Limited announced a national, exclusive multi-year partnership. Starting later this winter, Aeroplan members can earn 1 Aeroplan Mile for every $2 spent at the more than 1,000 Home Hardware, Home Building Centre, Home Hardware Building Centre and Home Furniture stores across Canada.

Pepsi-QTG

Aeroplan and Pepsi-QTG Canada announced that the companies formed a multi-year partnership designed to offer Aeroplan Miles on select Quaker and Tropicana breakfast products. This marks the first entry ever of a consumer packaged goods company as a partner in the Aeroplan program.

Marketing promotions using Aeroplan Miles as an incentive will be created to drive higher consumer product consumption, increased purchase frequency and drive consumer traffic to retail locations that distribute selected Quaker and Tropicana breakfast products.

This on-going breakfast loyalty program will offer consumers the ability to earn 10 Aeroplan Miles on each product purchased; the partnership debuted on a number of specially marked Quaker and Tropicana breakfast products. Other promotional elements may include contests, bonus Aeroplan Mile offers and tactical promotional offers.

Accor Hotels

Aeroplan and Accor announced that two of Accor's hotel brands, Sofitel and Novotel, now offer Aeroplan members the opportunity to earn Aeroplan Miles for stays at any of their 590 worldwide properties. Aeroplan members can earn 500 Aeroplan Miles per stay at a Sofitel property and 250 Aeroplan Miles per stay at a Novotel property. As part of a special launch promotion, until March 30, 2007, Aeroplan members may earn double Aeroplan Miles for each stay in Canada and the USA.

.../4

DaimlerChrysler Canada Inc.

Aeroplan and DaimlerChrysler Canada Inc., manufacturer of Chrysler, Jeep and Dodge brand passenger cars, SUVs, sports tourers, minivans and pickups, announced a promotion whereby Aeroplan members can earn and redeem Aeroplan Miles on the purchase or lease of new, eligible Chrysler, Jeep and Dodge brand vehicle by visiting any of the company's 460 participating dealerships across Canada. This promotion ran from November 1, 2006 to January 2, 2007.

New Non-Flight Rewards

Aeroplan introduced three brand new prepaid, stored value cards in the categories of Fashion, Home and Sommelier. These new ultra-flexible non-flight rewards join the successful collection of Dining, Spa, Sports, Entertainment and Getaways cards already in market. Using their Aeroplan Miles, members can order cards in two shopping value increments: 14,000 Aeroplan Miles for a card worth $100 and 33,500 Aeroplan Miles for a card worth $250. Using the card at locations within the designated categories is as simple as asking if American Express is accepted when presenting it in person, by phone, online or by mail.

Distributions

On October 16, 2006, it was announced that the trustees of the Fund had approved a 12% increase in monthly cash distributions to unitholders from $0.0625 per Fund unit, equivalent to $0.75 on an annualized basis, to $0.0700 per Fund unit, equivalent to $0.84 on an annualized basis, commencing with the distribution payable on January 15, 2007 to the unitholders of record on December 29, 2006.

ACE Distribution and Exchange

On December 28, 2006, it was announced that, in connection with a distribution by ACE Aviation Holdings Inc. (ACE) of units of the Fund to its shareholders pursuant to a statutory plan of arrangement approved in October 2006, ACE exchanged 50,000,000 units of Aeroplan Limited Partnership for an equivalent number of Fund units.

The exchange was made in accordance with the terms of the investor liquidity agreement entered into at the time of the initial public offering of Aeroplan Income Fund. The units of the Fund acquired by ACE as a result of the exchange were distributed on January 10, 2007 to ACE shareholders.

On January 10, 2007, ACE exchanged 60,000,000 units of Aeroplan Limited Partnership for an equivalent number of Fund units in accordance with the terms of the investor liquidity agreement. The Fund now has 159,454,165 units issued and outstanding and holds a 79.7% interest in Aeroplan LP. Following the exchange, ACE continues to hold a 50.3% aggregate interest in Aeroplan LP, comprised of a 20.3% direct interest in Aeroplan LP and a 37.6% direct interest in the Fund.

.../5

Program Changes

On October 16, 2006, Aeroplan announced changes to the program's terms and conditions affecting mileage expiry.

Starting January 1, 2007, miles that are unused after 7 years in an account will expire, and will be deducted from the total balance in the account. This means that Aeroplan Miles issued on January 1, 2007 or after, can be redeemed for 7 years (84-months) from the month the mile is accumulated. All Aeroplan Miles issued before January 1, 2007 will be considered as accumulated on December 31, 2006, regardless of the actual activity date. This will result in an end date of December 31, 2013 for miles earned at any time prior to January 1, 2007.

Starting July 1, 2007, Aeroplan will change the terms of its mileage expiry policy. Members will have had to make at least one transaction — either by accumulating miles or redeeming miles — at least once in the previous 12 months. Therefore, on July 1, 2007, if a member has not earned or redeemed one mile in the time span of July 1, 2006 to June 30, 2007, the miles in their account will expire. Members may have their account and miles reinstated, either fully or partially. The cost is a $30 processing fee, plus 1 cent for every reinstated mile, plus taxes.

As always, Aeroplan's expiry policy does not apply to minors.

Non-GAAP Measures

In order to provide a better understanding of the results, Aeroplan uses the following terms:

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")

EBITDA adjusted for certain factors particular to Aeroplan's business, such as changes in deferred revenue and future redemption costs ("Adjusted EBITDA") is used by management to evaluate performance, and is used in measuring compliance with debt covenants and in making decisions relating to distributions to unitholders. Management believes Adjusted EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods and non-operating factors such as historical cost.

Adjusted EBITDA is a non-GAAP measurement and may not be comparable with similar measures reported by other entities, and is not considered an alternative to operating income or net income in measuring performance. For a reconciliation with GAAP, please refer to the Summary of Operating results and reconciliation of Adjusted EBITDA and Distributable Cash. Adjusted EBITDA should not be used as an exclusive measure of cash flow because it does not account for the impact of working capital growth, capital expenditures, debt repayment and other sources and uses of cash, which are disclosed in the statements of cash flows.

Refer to the attached schedule for a summary of operating results and reconciliation of Adjusted EBITDA and Distributable Cash.

.../6

Distributable Cash

Distributable cash is a non-GAAP measure generally used by Canadian open-ended trusts as an indicator of financial performance, and it should not be seen as a measurement of liquidity or a substitute for comparable metrics prepared in accordance with GAAP. Distributable cash may differ from similar calculations as reported by other entities and, accordingly, may not be comparable to distributable cash as reported by such entities.

Aeroplan intends to make equal monthly distributions to its partners of record on the last business day of each month. Management and the board of directors will periodically review cash distributions in order to take into account Aeroplan's current and prospective performance.

Refer to the attached schedule for a reconciliation of Distributable Cash to cash flows from operations.

The annual financial statements and the Investor Presentation, as well as unaudited supplementary financial information will be accessible on Aeroplan's investor relations website at aeroplan.com.

Quarterly Investor Conference Call / Audio Webcast

Aeroplan will hold an analyst call at 11:00 a.m. (Eastern Standard Time) on Thursday, February 8, 2007 to discuss its fourth quarter and year-end results. The call may be accessed by dialling 416-695-5259 within the Toronto area, or 1-877-888-3490 (toll free) outside of Toronto. The call will be simultaneously audio webcast at http://events.startcast.com/events/20/B0040.

The conference call webcast and a presentation to investors and analysts will be archived on Aeroplan's investor relations website at www.aeroplan.com. A playback of the call can also be accessed until March 8, 2007 by dialling 416-695-5275, pass code 639028#, from within the Toronto area, or 1-888-509-0081, pass code 639028#, outside of Toronto.

About Aeroplan Income Fund

The Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario, created to indirectly acquire and hold an interest in the outstanding limited partnership units of Aeroplan. The Fund indirectly holds 79.7% of Aeroplan; ACE holds the remaining interest in Aeroplan.

About Aeroplan

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

.../7

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 60 world-class partners, representing more than 100 brands in the financial, retail and travel sectors.

Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise and experiential rewards, as well as hotel and car rental rewards.

For more information about Aeroplan, please visit www.aeroplan.com.

Caution Concerning Forward-Looking Statements

Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions. Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business.

Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, loss of a major partner, travel industry disruptions, significant change in activity usage, accumulation of Aeroplan Miles and expected reward redemptions, industry competition, general industry, market and economic conditions, supply and capacity costs, airline industry changes and increased airline costs, unfunded future redemption costs, seasonality, employee relations, reliance on key personnel, technological disruptions, adverse regulatory developments or proceedings, pending litigation and actions by third parties.

The forward-looking statements contained in this discussion represent Aeroplan's expectations as of February 7, 2007, and are subject to change after such date. However, Aeroplan disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

\- 30 -

For more information, please contact:

Media
Gillian Hewitt
416-352-3706
gillian.hewitt@aeroplan.com

Analysts
Trish Moran
416-352-3728
trish.moran@aeroplan.com

SUMMARY OF OPERATING RESULTS AND RECONCILIATION OF ADJUSTED EBITDA & DISTRIBUTABLE CASH

The following selected financial information, with the exception of Adjusted EBITDA, Change in future redemption costs, Distributable cash and Distributable cash per unit, has been derived from and should be read in conjunction with the historical audited financial statements of Aeroplan for the years ended December 31, 2006, 2005 and 2004, and the notes thereto included in Aeroplan's annual filings at www.sedar.com and www.aeroplan.com under investor relations.

(in thousands, except miles, unit and per unit information)	Years ended December 31			Year over year %Δ	
	2006	2005	2004	2006 over 2005	2005 over 2004
Number of Aeroplan Miles issued (in billions)	*69.7*	*62.6*	*58.2*	***11.3***	***7.6***
Number of Total Miles redeemed (in billions)	*57.8*	*52.2*	*45.7*	***10.7***	***14.2***
Number of Aeroplan Miles redeemed (in billions)	*49.3*	*40.4*	*29.3*	***22.0***	***37.9***
Gross Billings from the sale of Aeroplan Miles	**$851,851**	**$754,786**	**$692,275**	***12.9***	***9.0***
Aeroplan Miles revenue	709,269	582,883	423,949	21.7	37.5
Tier management, contact centre management and marketing fees from Air Canada	10,121	12,666	54,261	(20.1)	(76.7)
Other revenue	49,997	44,352	39,756	12.7	11.6
Total revenue	769,387	639,901	517,966	20.2	23.5
Cost of rewards	(465,254)	(397,042)	(273,631)	17.2	45.1
Gross margin	304,133	242,859	244,335	25.2	(0.6)
Operating expenses, excluding depreciation and amortization	(149,406)	(132,459)	(139,386)	12.8	(5.0)
Depreciation and amortization	(14,260)	(8,491)	(4,425)	67.9	91.9
Operating income	**$140,467**	**$101,909**	**$100,524**	**37.8**	**1.4**
Depreciation and amortization	14,260	8,491			
Change in deferred revenue					
Gross Billings from the sale of Aeroplan Miles	851,851	754,786			
Aeroplan Miles revenue	(709,269)	(582,883)			
Change in future redemption costs[1]					
(Δ in Net Aeroplan Miles outstanding x Average cost of rewards per Mile for the period)	(80,915)	(114,165)		(29.1)	
Adjusted EBITDA	**$216,394**	**$168,138**		**28.7**	
Net Interest Income (Expense)	4,941	(666)		841.9	
Maintenance Capital Expenditures	(21,923)	(15,284)		43.4	
Distributable Cash	**$199,412**	**$152,188**		**31.0**	
Weighted average number of units[2]	**199,707,713**	**187,739,727**	**175,000,000**		
Distributable Cash per unit	**$0.9985**	**$0.8106**		**23.2**	
Net earnings, in accordance with GAAP	**$143,529**	**$100,304**	**$100,803**	**43.1**	
Earnings per unit, in accordance with GAAP	**$0.7187**	**$0.5343**	**$0.5760**	**34.5**	
Total assets	**$824,383**	**$674,221**	**$344,631**	**22.3**	**95.6**
Total long-term liabilities	**$967,921**	**$944,183**	**$529,762**	**2.5**	**78.2**
Total monthly distributions declared, post offering	**$146,460**	**$70,740**		**107.0**	
Total monthly distributions declared per unit, post offering	**$0.7323**	**$0.3768**		**94.4**	
Distributions declared, pre-offering	**-**	**$311,000**	**$601,453**		**(48.3)**

(1) The per unit cost derived from this calculation is retroactively applied to all prior periods with the effect of revaluing the liability on the basis of the latest available average unit cost.

(2) The weighted average number of units, used in the distributable cash and earnings per unit calculation, has been established by restating Aeroplan's outstanding units to 175,000,000 for the periods presented up to June 28, 2005.

RECONCILIATION OF DISTRIBUTABLE CASH TO CASH FLOWS FROM OPERATIONS

(in thousands)	Years ended December 31,	
	2006	2005
Cash flows from operations	**$320,977**	**$320,364**
Changes in non-cash working capital items	(17,579)	(38,727)
Stock-based compensation	(3,621)	-
Funding of stock-based compensation plans	2,473	-
Change in future redemption costs	(80,915)	(114,165)
Maintenance Capital Expenditures	(21,923)	(15,284)
Distributable cash	**$199,412**	**$152,188**

SUMMARY OF QUARTERLY RESULTS

This section includes sequential quarterly data for the eight quarters ended December 31, 2006.

(in thousands, except per unit amounts)	2006				2005			
UNAUDITED	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Gross Billings	**226,728**	**211,245**	**212,376**	**201,502**	**196,568**	**195,533**	**185,824**	**176,861**
Total revenue	**208,404**	**178,391**	**182,534**	**200,058**	**154,022**	**156,266**	**157,065**	**172,548**
Cost of rewards	120,160	107,741	112,470	124,883	83,474	101,739	100,226	111,603
Gross margin	88,244	70,650	70,064	75,175	70,548	54,527	56,839	60,945
Operating expenses, excluding depreciation and amortization	47,451	34,464	34,948	32,438	37,012	32,254	29,788	33,405
Depreciation and amortization	3,479	3,155	3,884	3,742	3,367	1,759	1,706	1,659
Operating income	37,314	33,031	31,232	38,995	30,169	20,514	25,345	25,881
Net earnings	**38,469**	**34,320**	**31,755**	**38,985**	**29,729**	**19,431**	**25,362**	**25,782**
Adjusted EBITDA	**56,975**	**53,359**	**51,470**	**54,390**	**51,239**	**40,252**	**40,799**	**37,571**
Distributable Cash	**52,996**	**50,664**	**44,348**	**51,099**	**47,231**	**35,889**	**37,066**	**33,722**
Distributable Cash per unit	**0.2655**	**0.2533**	**0.2217**	**0.2555**	**0.2362**	**0.1794**	**0.2111**	**0.1927**
Earnings per unit, in accordance with GAAP	**0.1927**	**0.1716**	**0.1588**	**0.1949**	**0.1486**	**0.0972**	**0.1445**	**0.1473**

aeroplan

income fund
&
limited partnership

Management's Discussion & Analysis
of Financial Condition and Results of Operations

For the years ended
December 31st, 2006 and 2005

February 7th, 2007



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Aeroplan Income Fund (the "Fund") earns income from its interest in Aeroplan Limited Partnership ("Aeroplan"). During 2006, the Fund's interest in Aeroplan increased from 14.4% at December 31, 2005 to 24.7% (March) and to 49.7% at the end of December. The Fund accounts for its investment in Aeroplan under the equity method and records its proportionate share of Aeroplan's net earnings, calculated on the same basis as if they had been consolidated since March 3, 2006, taking into account the increases in ownership as step acquisitions from the date on which they occurred. As a result, the audited consolidated financial statements (the "financial statements") with accompanying notes therein have been presented for both the Fund and Aeroplan. In addition, the following management's discussion and analysis presents a discussion of the financial condition and results of operations for both the Fund and Aeroplan.

The following management's discussion and analysis of financial condition and results of operations of the Fund and Aeroplan (the "MD&A") is prepared as at February 7, 2007 and should be read in conjunction with the accompanying audited consolidated financial statements of Aeroplan for the years ended December 31, 2006 and 2005 and the notes therein, the audited consolidated financial statements of the Fund for the year ended December 31, 2006 and the period from inception, May 12, 2005 to December 31, 2005 and the notes therein.

The Fund is entirely dependent upon the operations and financial condition of Aeroplan. The earnings and cash flows of Aeroplan are affected by certain risks. For a description of those risks, please refer to the "Risks and Uncertainties Affecting the Business" section.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Forward-looking statements are included in this MD&A. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, dependency on top three partners, Air Canada or travel industry disruptions, reduction in activity, usage and accumulation of Aeroplan Miles, greater than expected redemptions for rewards, industry competition, supply and capacity costs, unfunded future redemption costs, seasonal nature of the business, as well as the other factors identified throughout this MD&A. The forward-looking statements contained in this discussion represent Aeroplan's expectations as of February 7, 2007, and are subject to change after such date. However, Aeroplan disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

This MD&A contains the following sections:



GLOSSARY

"Aeroplan Miles" - the miles issued by Aeroplan since January 1, 2002;

"Air Canada Miles" - the miles issued by Air Canada prior to January 1, 2002;

"Aeroplan Mile Revenue" – is recognized upon redemption of Aeroplan Miles by members based on the cumulative average selling price of the accumulated Aeroplan Miles issued since January 1, 2002 and includes Breakage;

"Aeroplan Program" - the loyalty marketing program operated by Aeroplan;

"Average cost of rewards per Mile" – For any reporting period, equals the cost of rewards for the period divided by the number of Aeroplan Miles redeemed for rewards during the period;

"Breakage" – Estimated Aeroplan Miles sold which are not expected to be redeemed. By its nature, Breakage is subject to estimates and judgement. Management's current best estimate of Breakage is 17% of Aeroplan Miles sold. Breakage is recognized as revenue over the estimated life of a mile, currently 30 months, which represents the average period elapsed between the sale of a mile and its redemption for rewards;

"Broken Miles" – Unexpired miles issued, but not expected to be redeemed;

"GAAP"- Generally accepted accounting principles in Canada;

"Change in Future Redemption Costs" – Change in the estimated future redemption cost liability for any quarter (for interim periods) or fiscal year (for annual reporting purposes). For purposes of this calculation, the opening balance of the future redemption cost liability is revalued by retroactively applying to all prior periods the latest available Average cost of rewards per Mile, experienced during the most recent quarter (for interim periods) or fiscal year (for annual reporting purposes). It is calculated by multiplying the change in estimated unbroken Aeroplan Miles outstanding between periods by the Average cost of rewards per Mile for the period;

"Future Redemption Costs" – Total estimated liability of the future costs of rewards for Aeroplan Miles which have been sold and remain outstanding, net of Breakage and valued at the latest available Average cost of rewards per Mile, experienced during the most recent quarter (for interim periods) or fiscal year (for annual reporting purposes);

"Gross Billings" – Gross proceeds from the sale of Aeroplan Miles;

"Maintenance capital expenditures" – represent expenditures incurred to sustain operations or Aeroplan's productive capacity;

"Investment capital expenditures" – represent expenditures related to new program and service initiatives associated to future growth and expansion and are not recorded as a reduction from Distributable Cash, as these expenditures are intended to be funded from cash on hand. Capital expenditures classified under "Maintenance and Investment" are intended to provide additional information and should not be considered in isolation or as a substitute for amounts calculated in accordance with GAAP. *(This definition is included for purposes of explaining what Aeroplan considers Investment capital expenditures, in the event that they are incurred. Since no Investment capital expenditures were incurred during the year, there is no reference to Investment capital expenditures in this MD&A)*;



"Tier management fee" – Fee charged to Air Canada to administer Air Canada's top tier (Super Elite, Elite or Prestige) membership program;

"Total Miles" – All redeemable miles (including Broken but unexpired miles), whether issued by Aeroplan or by Air Canada (prior to January 1, 2002).



AEROPLAN INCOME FUND

The Fund is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario on May 12, 2005 pursuant to the Fund Declaration of Trust and has been established to acquire and hold, directly or indirectly, investments in Aeroplan, a loyalty marketing business.

On March 3, 2006, ACE Aviation Holdings Inc. ("ACE"), Aeroplan's parent company, transferred 20,204,165 Aeroplan units to the Fund which were exchanged for Fund units pursuant to an investors' liquidity agreement dated June 29, 2005. The 20,204,165 were then distributed to ACE's shareholders. On March 31, 2006, ACE, exchanged an additional 500,000 Aeroplan units for Fund units and transferred them to a trustee in order to fund grants to employees under the Initial Long-Term Incentive Plan.

On October 5, 2006, ACE's shareholders approved a plan of arrangement giving the board of directors of ACE the authority, from time to time, to make one or more special distributions of the securities of subsidiaries or investee entities of ACE to the shareholders by way of reduction of capital. The plan of arrangement provided for an initial distribution of Fund units to eligible ACE shareholders before the end of 2006, subject to the prior receipt of an advance income tax ruling or opinion from the Canada Revenue Agency confirming that the distribution will be treated as a return of capital.

On December 28, 2006, after having received the above-mentioned advance income tax ruling, ACE exchanged 50,000,000 Aeroplan units for an equivalent amount of Fund units which were distributed to ACE's shareholders of record on January 10, 2007. As a result of these transactions, at December 31, 2006, the Fund held 49.7% of Aeroplan, compared to 14.4% at December 31, 2005, with ACE holding the remaining 50.3% at December 31, 2006, compared to 85.6% at December 31, 2005.

In addition, on January 10, 2007, as mentioned in note 17 of Aeroplan's financial statements, ACE transferred 60,000,000 Aeroplan units to the Fund in exchange for Fund units pursuant to the investors' liquidity agreement between the parties. As a result, ACE holds 60,012,667 of the Fund. Consequently, the Fund holds approximately 79.7% of Aeroplan and ACE holds approximately 20.3% of Aeroplan directly and approximately 30.0% indirectly (through the ownership of 37.6% of the Fund) for a total of approximately 50.3%.

As a result of the March 3, 2006 transaction, the Fund changed its basis of accounting for its investment in Aeroplan from the cost method to the equity method. The December 28, 2006 transaction increased the Fund's ownership in Aeroplan and is accounted for as a step-by step purchase. Under the equity method, net earnings are calculated on the same basis as if the two entities had been consolidated. The difference between the purchase price and the net book value of Aeroplan's assets is allocated to the fair value of identifiable assets, including finite and indefinite life intangible assets, and any remaining difference is allocated to goodwill. Management has identified the commercial partners' contracts and technology as finite life intangibles and the trade name as an indefinite life intangible, and obtained an independent valuation of their value for purposes of including the amortization of finite life intangibles in the determination of the Fund's share of Aeroplan's net earnings for the year. The independent valuation has been updated to include the December 28, 2006 and January 10, 2007 transactions.

During the quarter ended September 30, 2006, an independent valuation of the identifiable assets of Aeroplan at March 3, 2006 was obtained. This valuation was updated for the December 28, 2006 and January 10, 2007 transactions. The value of the identifiable assets and their estimated useful life is detailed as follows:

in millions	March 3, 2006	Dec. 28, 2006	Fund's proportionate share			Estimated useful life (years)
			March 3, 2006 24.7%	Dec 28, 2006 25%	Total 49.7%	
	$	$	$	$	$	
Fair value of Aeroplan	2,480.0	3,400.0	612.6	850.0	1,462.6	
Net book value of Aeroplan	(992.0)	(1,000.0)	(245.0)	(250.0)	(495.0)	
Purchase price discrepancy, allocated as follows:	**3,472.0**	**4,400.0**	**857.6**	**1,100.0**	**1,957.6**	
Finite life assets						
Commercial partners' contracts	1,220.0	1,600.0	301.3	400.0	701.3	15 and 25
Technology	39.0	40.0	9.6	10.0	19.6	5
	1,259.0	1,640.0	310.9	410.0	720.9	
Indefinite life assets						
Trade name	260.0	280.0	64.2	70.0	134.2	Indefinite
Goodwill	1,953.0	2,480.0	482.5	620.0	1,102.5	Indefinite
	2,213.0	2,760.0	546.7	690.0	1,236.7	
	3,472.0	**4,400.0**	**857.6**	**1,100.0**	**1,957.6**	

The Fund's proportionate share of Aeroplan's net earnings since March 3, 2006 of $17.8 million includes an $11.9 million amortization charge for the year ended December 31, 2006, for finite life intangibles (commercial partner contracts and technology).

During the last quarter of 2006, the estimated useful life of the technology was revised from 10 to 5 years. This change was applied prospectively and resulted in an additional amortization charge of $73,000.

Distributions declared by Aeroplan accruing to the Fund since March 3, 2006 in the amount of $33.9 million reduce the carrying value of the Fund's investment in Aeroplan.

On January 10, 2007, ACE transferred 60,000,000 Aeroplan units to the Fund in exchange for an equivalent number of Fund units pursuant to an investors' liquidity agreement between the parties. ACE now owns 60,012,667 units of the Fund. As a result, the Fund holds 79.7% of Aeroplan and ACE holds 20.3% of Aeroplan directly and approximately 30.0% indirectly (through the ownership of 37.6% of the Fund) for a total of approximately 50.3%. Following this exchange, commencing in 2007, the Fund will consolidate the results of Aeroplan in its financial statements.

The Fund is entirely dependent on distributions from Aeroplan to make its own distributions and to pay for its expenses.

On May 29, 2006, the Trustees approved an increase in distributions to unitholders from $0.0583 to $0.0625 per unit, commencing with the distribution declared for the month of July, 2006, following a decision to increase distributions to its limited partners by Aeroplan Holding GP Inc.'s (the "GP") board of directors in the same amount.

On October 16, 2006, the Trustees approved an increase in distributions to unitholders from $0.0625 to $0.0700 per unit, commencing with the distribution declared for the month of December, 2006, following a decision to increase distributions to its limited partners by Aeroplan GP's board of directors in the same amount. The amount of distributions remains subject to review throughout the year and any changes to the monthly distribution amounts are subject to the approval of the Trustees.

As at December 31, 2006, the Fund's assets consisted primarily of distributions receivable in the amount of $7 million, offset by an equivalent amount of distributions payable, and its investment in Aeroplan of $1,375.6 million.

DISTRIBUTIONS

The Fund intends to make monthly distributions to its unitholders within 15 days of the end of each month, after receiving equivalent distributions from Aeroplan. The monthly distributions which were generated from Aeroplan's operations amounted to $0.0583 per unit until June of 2006; $0.0625 per unit from July to November of 2006; and $0.0700 per unit for December of 2006.

Distributions declared to the unitholders of record on the last business day of the month during the years ended December 31, 2006 and 2005 amounted to approximately $37.3 million and $10.2 million, respectively as follows:

Record date	2006		2005	
	Amount	Amount per Unit	Amount	Amount per Unit
	$	$	$	$
January	1,676,125	0.0583	-	-
February	1,676,125	0.0583	-	-
March	2,883,178	0.0583	-	-
April	2,883,178	0.0583	-	
May	2,883,178	0.0583	-	-
June	2,883,178	0.0583	-	-
July	3,090,885	0.0625	1,788,250	0.0622
August	3,090,885	0.0625	1,676,125	0.0583
September	3,090,885	0.0625	1,676,125	0.0583
October	3,090,885	0.0625	1,676,125	0.0583
November	3,090,885	0.0625	1,676,125	0.0583
December	6,961,792	0.0700	1,676,125	0.0583
	37,301,179	**0.7323**	**10,168,875**	**0.3537**

The percentage of the distributions attributable to return of capital will approximate 60% for 2006 compared to 84% for 2005 and taxable income (representing taxable income generated from Aeroplan's operations) will approximate 40% for 2006 compared to 16% for 2005.

The different proportions of taxable income and return of capital between the years result from higher net earnings and lower tax deductions (permanent and timing differences between the calculation of net income for accounting purposes and taxable income) as a proportion of taxable income during 2006.

Distributions from the Fund's investment in units of Aeroplan and distributions payable by the Fund to its unitholders are recorded when declared.

UNITS

As at December 31, 2006, the Fund had 99,454,165 units issued and outstanding for an aggregate amount of $1,392.2 million, compared to 28,750,000 units and $285.3 million at December 31, 2005.

EARNINGS PER UNIT

The Fund's earnings per unit amounted to $0.4077 and $0.3538 for the years ended December 31, 2006 and 2005, respectively.



CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management of the Fund will regularly review its estimates and assumptions based on historical experience and various other assumptions that it believes would result in reasonable estimates given the circumstances. Actual results could differ from those estimates under different assumptions. The following is a discussion of an accounting policy which requires significant judgment by management.

Investments

The valuation of the Fund's investment in Aeroplan will be regularly reviewed by management to ensure that any decline in market value that is considered other than temporary will be reflected in the related carrying value of the investment. In making the assessment, several factors will have to be considered including the amount by which the carrying value exceeds the market value, the value of Aeroplan's underlying intangibles, the duration of any market value decline and Aeroplan's expected future cash flows and earnings.

In addition, as a result of the application of the equity method of accounting for the investment, the Fund must evaluate Aeroplan's finite life intangibles for purposes of recording its proportionate share of amortization in arriving at the proportion of Aeroplan's net earnings to be recorded in the Fund's net earnings. Management has relied on independent valuations of Aeroplan's finite and indefinite life intangibles and has estimated the useful life of the finite life intangibles. Management will monitor the value of the intangibles and technology to determine whether any impairment in their carrying value has occurred or whether their estimated life has changed.

GUARANTEES

The Fund has guaranteed, through Aeroplan Trust (the "Trust", wholly-owned by the Fund and a limited partner of Aeroplan), borrowings under Aeroplan's credit facilities with its banking syndicate, described in the *Credit Facilities* section of this document. This guarantee is supported by first ranking security over all of the present and future assets of the Trust, including a first ranking pledge of all securities held by the Trust in Aeroplan and Aeroplan Holding GP Inc. (Aeroplan's general partner).

As at December 31, 2006, Aeroplan had authorized credit facilities of $475.0 million and borrowings of $300.0 million.



AEROPLAN LIMITED PARTNERSHIP

OVERVIEW

Aeroplan is Canada's premier loyalty marketing company. Aeroplan provides its commercial partners with loyalty marketing services designed to attract and retain customers and stimulate demand for such partners' products and services. Aeroplan's objective is to offer its commercial partners superior value relative to other marketing alternatives through access to Aeroplan's base of members and the design and execution of marketing programs aimed at increasing revenue, market share, and customer loyalty. The Aeroplan Program is one of Canada's longest standing loyalty programs. It was founded in 1984 by Air Canada, Canada's largest domestic and full-service international airline, to manage the airline's frequent flyer program. Aeroplan benefits from its unique strategic relationship with Air Canada in addition to its contractual arrangements with leading commercial partners including AMEX, Bell Canada, CIBC, Future Shop, Imperial Oil (Esso), Star Alliance member airlines and numerous hotel chains and car rental companies.

During the year ended December 31, 2006, commercial partnership agreements were signed with XM Canada, ING Canada Inc., Sun Life Financial Canada, SWISS, South African Airways, Le Méridien hotel chain, Homeserve forming the Aeromove Home and Move Program, Club Intrawest, Intrawest's Vacation Ownership Division, Uniprix, DaimlerChrysler, Home Hardware, Accor hotels (Sofitel and Novotel), Pepsi-QTG Canada, and C.S.T. Consultants, a Registered Education Savings Plan provider. In addition, during the last quarter of 2006, Aeroplan and CIBC announced an amendment to their commercial agreement to include a 50% multiplier for every dollar spent (1.5 Aeroplan Miles earned) at grocery stores, gas stations and drug stores in Canada and abroad for Aerogold cardholders. Reward choices were also expanded by enabling members to use their Aeroplan Miles through a series of new and flexible reward cards across Canada and the United States at establishments where the American Express Card is welcome, as well as for purchases made online, by mail and by phone. Members simply present the card at the time of payment, as they would a credit card to exchange the Aeroplan Miles for their chosen rewards.

On October 16, 2006, in order to improve reward travel choices and provide greater flexibility to make travel arrangements, Aeroplan introduced ClassicPlus Flight rewards, which offer Aeroplan members unrestricted access to available seat inventory across the entire Air Canada and Air Canada Jazz networks in both Economy and Executive Class and may be booked until two hours prior to a flight's departure should seats remain available. ClassicPlus Flight rewards offer flexibility for reward travel, complementing Aeroplan's existing ClassicFlight and exclusive Star Alliance Flight Rewards. Together, Aeroplan's flight products provide global reward travel options to more than 850 destinations.

ClassicPlus Flight rewards replace the Avenue product. The existing ClassicFlight Rewards have not changed and continue to be a core element of Aeroplan's value proposition to members. These rewards will continue to represent 8% of Air Canada and Air Canada Jazz seat capacity on every route, every month. ClassicPlus Flight Rewards are currently not available to a limited number of destinations that do not support electronic tickets. However, electronic ticketing is now available throughout Canada and most of Air Canada's transborder and international destinations, with all destinations planned for electronic ticketing in the near future.



With ClassicPlus Flight rewards, all capacity available over and above the 8% ClassicFlight Rewards capacity, is offered to members at variable mileage levels. Aeroplan uses a new and innovative availability and booking tool to source seat inventory and to calculate mileage levels on a real-time basis. The number of miles required to redeem for ClassicPlus Flight rewards is based on actual airline ticket prices – minus Aeroplan's negotiated discounts as the airline's largest purchaser of seats – and therefore will vary in a way similar to airline pricing, depending on factors such as origin, destination, seasonality, time and day of travel.

In addition, also on October 16, 2006, Aeroplan announced the implementation of program changes – principally related to mileage expiry and mileage accumulation –effective January 1, 2007 and July 1, 2007. The changes have been designed to encourage members' active participation in the program through accumulation and redemption.

Starting January 1, 2007, miles that are unused after 7 years (84-months) in a member's account will expire, and will be deducted from the total balance in the member's account. All Aeroplan Miles issued prior to January 1, 2007 are considered as having been accumulated on December 31, 2006 for the purpose of the 7 year period, resulting in a potential expiry date of December 31, 2013.

Effective October 16, 2006, expired Aeroplan Miles may be reinstated for an administrative fee of $30 plus $0.01 per restored mile.

From July 1, 2007, the terms of the mileage expiry policy will be changed to require members to transact with the program, through either one accumulation or one redemption, at least once in a consecutive 12-month period, failing which accumulated miles in the account will be expired.

Aeroplan offers its approximately five million active members the ability to accumulate Aeroplan Miles throughout its partner network through purchases of products and services. Aeroplan sells Aeroplan Miles to its extensive network of over 60 commercial partners, representing over 100 brands in the financial services, travel services and consumer products and services industries. Today, financial services partners generate the majority of Aeroplan's Gross Billings. In 2006, approximately 70 billion Aeroplan Miles (63 billion for 2005) were accumulated by members representing an equivalent of over $50 billion in estimated consumer spending. Once members have accumulated a sufficient number of Aeroplan Miles, they can redeem such Aeroplan Miles for air travel and other rewards. Upon the redemption of Aeroplan Miles by its members, Aeroplan incurs the cost to acquire the desired rewards.

Historically, Aeroplan has experienced higher reward redemption activity in the first six months and greater mile accumulation in the last six months of the year.



STRATEGY

Aeroplan's strategic vision and mission are:

To become a leading player in loyalty management operating internationally.

To offer a comprehensive line of loyalty products and services designed to foster and nurture profitable, loyal relationships between corporations and their clientele.

The Program's vision and mission are:

To build Aeroplan's membership into the most engaged group of Canadian consumers and to harness this power on behalf of Aeroplan's commercial partners as their premier marketing lever.

To engage Aeroplan's members by creating diverse, unique and meaningful ways to accumulate and use Aeroplan Miles with Aeroplan's commercial partners.

Management believes that Aeroplan is well positioned to capitalize on its strong brand and value-added service offerings. Aeroplan's objective is to increase profitability by leveraging its market position and strong base of members and commercial partners.

The strategy is executed through the following initiatives:

- enhancing partner value proposition;
- increasing member engagement in the Aeroplan Program by providing new mileage accumulation opportunities and offering a wider range of rewards;
- recruiting new members by increasing brand awareness and continuously expanding and diversifying offered rewards;
- adding new travel-related value-added services and rewards;
- improving productivity and operating efficiency to more effectively manage customer service resources through continuous process and technology enhancements;
- seeking potential strategic acquisitions and partnerships;
- continuous Aeroplan Program improvement through product and services innovation;
- active management of the Aeroplan Program (including potential amendments if necessary) and operational and profitability levers to optimize financial performance.

The following chart summarizes the organizational structure as at December 31, 2006:


aeroplan

Public

49.7%

ACE Aviation Holdings Inc.
(Canada)

Aeroplan
Income Fund
(Ontario)

50.3%[1]

100%

Aeroplan
Trust
(Ontario)

49.7%

50.3%

Aeroplan Holding
GP Inc
(Canada)

49.7%

50.3%

0.0000005%

Aeroplan LP
(Québec)

[1]On January 10, 2007, 50,000,000 Fund units held by ACE were distributed to ACE shareholders. On the same date, ACE exchanged 60,000,000 Aeroplan units and 60,000,000 shares of Aeroplan Holding GP Inc. for an equivalent number of Fund units. Following these transactions, ACE currently owns 40,545,835 units of Aeroplan (20.3%) and 60,012,667 Fund units (37.6%)

PERFORMANCE INDICATORS

Operating income

Revenue

Aeroplan derives its Gross Billings primarily from the sale of Aeroplan Miles to commercial partners. A key characteristic of Aeroplan's business is that the gross proceeds received by Aeroplan at the time of the sale of Aeroplan Miles to its partners, known as "Gross Billings", are deferred and recognized as revenue for GAAP purposes upon the redemption of Aeroplan Miles by the members. Based upon past experience, management anticipates that a number of Aeroplan Miles sold will never be redeemed by members. This is known as "Breakage". For those Aeroplan Miles that Aeroplan does not expect will be redeemed by members, Aeroplan recognizes revenue on a straight-line basis over the average estimated life of an Aeroplan Mile, currently estimated at 30 months.

In addition, Aeroplan derives service fees for managing Air Canada's tier membership program for its most frequent flyers. Other revenue, consisting primarily of charges to members for various services, is recognized when the services are performed.

Cost of Rewards and Operating Expenses

Aeroplan's cost of rewards consists of the cost to purchase airline seats or other products or services in order to deliver rewards chosen by members upon redemption of their Aeroplan Miles. At that time, Aeroplan incurs and recognizes the costs of the chosen rewards. The total cost of rewards varies with the number of Aeroplan Miles redeemed and the cost of the individual rewards purchased by Aeroplan in connection with such redeemed Aeroplan Miles.

The Average cost of rewards per Mile is an important measurement metric since a small fluctuation may have a significant impact in overall costs due to the high volume of miles redeemed.

Operating expenses incurred by Aeroplan include contact centre operations, consisting primarily of salaries and wages, as well as advertising and promotion, information technology and systems and other general corporate expenses.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA adjusted for certain factors particular to Aeroplan's business, such as changes in deferred revenue and future redemption costs ("Adjusted EBITDA"), is used by management to evaluate performance, to measure compliance with debt covenants and to make decisions relating to distributions to unitholders. Management believes Adjusted EBITDA assists investors in comparing Aeroplan's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods and non-operating factors such as historical cost.

Change in deferred revenue is calculated as the difference between Gross Billings less Aeroplan Miles revenue recognized as a result of reward redemption activity and recognition of Breakage.

Future redemption costs represent management's estimated future cost of rewards in respect of



Aeroplan Miles sold which remain outstanding and unbroken at the end of any given period. Future redemption costs are revalued at the end of any given period by taking into account the most recently determined average unit cost per Aeroplan Mile redeemed for that period (cost of rewards/Aeroplan Miles redeemed) and applying it to the total unbroken Aeroplan Miles outstanding at the end of that period. As a result, future redemption costs and the change in future redemption costs must be calculated at the end of any given period and for that period. The simple addition of sequential inter-period changes to arrive at a cumulative change for a particular period may result in inaccurate results depending on the fluctuation in the average unit cost per Aeroplan Mile redeemed for the period in question.

Adjusted EBITDA is not a measurement based on GAAP, and is not considered an alternative to operating income or net income in measuring performance. For a reconciliation with GAAP, please refer to the *SELECTED ANNUAL INFORMATION AND RECONCILIATION OF ADJUSTED EBITDA AND DISTRIBUTABLE CASH* included in the Operating and Financial Results section. Adjusted EBITDA should not be used as an exclusive measure of cash flow because it does not account for the impact of working capital growth, capital expenditures, debt repayments and other sources and uses of cash, which are disclosed in the statements of cash flows.

Distributable Cash

Distributable cash is a non-GAAP measure generally used by Canadian open-ended trusts as an indicator of financial performance. It should not be seen as a measurement of liquidity or a substitute for comparable metrics prepared in accordance with GAAP. For reconciliation to cash flows from operating activities please refer to the *RECONCILIATION OF CASH FLOWS FROM OPERATIONS TO DISTRIBUTABLE CASH* included in the Operating and Financial Results section. Distributable cash may differ from similar calculations as reported by other entities and, accordingly, may not be comparable to cash available for distributions as reported by such entities.

Aeroplan intends to make equal monthly distributions to its partners of record on the last business day of each month, net of estimated cash amounts required for interest expense and maintenance capital expenditures and other obligations of Aeroplan, within 7 days of the end of each month. In accordance with the limited partnership agreement, priority distributions are to be made to the Trust and the Fund in order to cover their operating expenses. A priority distribution of $0.5 million was paid to the Fund in December of 2006. The Fund used the proceeds of the distribution to reimburse Aeroplan for the operating expenses paid by Aeroplan on the Fund's behalf. No priority distributions were declared by Aeroplan in 2005 since no significant operating expenses were incurred by the Trust and the Fund.

During the years ended December 31, 2006 and 2005, Aeroplan declared distributions to its partners totalling $146.5 million and $381.7 million ($311.0 million to ACE immediately prior to the Initial Public Offering) and $70.7 million (after the Initial Public Offering), respectively.

Of the 100,545,835 Aeroplan units held by ACE at December 31, 2006, 40,000,000 units were subordinated in favour of the Fund until December 31, 2006. Distributions on the subordinated units will only be paid by Aeroplan to the extent that Aeroplan has met and paid its distributable cash target to the Fund as the holder of non-subordinated units at the end of each quarter, as defined in the limited partnership agreement. At December 31, 2006, the distributions payable to ACE for the fourth quarter of 2006, related to the subordinated units, amounted to $7.8 million and are expected to be paid during the first quarter of 2007.

On October 13, 2006, Aeroplan Holding GP Inc.'s (the "GP") board of directors approved an increase in distributions to be declared by Aeroplan to its partners from $0.0625 to $0.0700 per unit, commencing with the distribution declared for the month of December, 2006.

Distributions payable to Aeroplan's limited partners are recorded when declared.

The board of directors will periodically review cash distributions in order to take into account Aeroplan's current and prospective performance.

CAPABILITY TO DELIVER RESULTS

Capital Resources

Aeroplan generates sufficient cash flow internally to fund cash distributions, capital expenditures and to service its debt obligations. Management believes that Aeroplan's internally generated cash flows, combined with its ability to access external capital, provide sufficient resources to finance its cash requirements in the foreseeable future and to maintain available liquidity, as discussed in the *Liquidity and Capital Resources* section.

Non-capital Resources

Aeroplan's critical non-capital resources are its brand, its strong member base, its relationship with its commercial partners, its long-term relationship with Air Canada, its technology and its employees.

Leading Market Position and Brand

Aeroplan's leading market position and strong brand make it highly attractive to existing and potential commercial partners. Management believes that Aeroplan's brand is associated with an attractive base of Canadian consumers in terms of household income and spending habits. According to a survey commissioned by Aeroplan in 2005, Aeroplan is most often identified by members as their preferred loyalty program in Canada.

Strong Base of Members

Aeroplan benefits from a growing base of approximately five million active members with attractive demographics who have demonstrated a strong willingness to collect Aeroplan Miles over other loyalty program points and are generally willing to change their purchasing behaviour in order to earn more Aeroplan Miles.

Relationship with Commercial Partners

Aeroplan has over 60 commercial partners, representing over 100 brands, including leading financial services, travel services and consumer products and services companies. The terms of these contractual arrangements typically range from 2 to 5 years and are longer with certain financial services partners. Management believes that commercial partners benefit from Aeroplan's members sustained purchasing behaviour, which translates into a recurring flow of Gross Billings for Aeroplan.



Long-Term Strategic Relationship with Air Canada

Aeroplan benefits from its unique strategic relationship with Air Canada and its affiliation with the strong Air Canada brand. Aeroplan benefits from a long-term commercial agreement for the purchase of seat capacity from Air Canada and its affiliate, Jazz Air Limited Partnership ("Jazz"), at attractive rates based on its status as Air Canada's largest customer. This is of great importance as travel continues to be one of the most sought after rewards. In addition, not only does Aeroplan have access to Air Canada's passengers for the purpose of acquiring new Aeroplan members, it also has access to Air Canada's most affluent customers through the management of its frequent flyer tier membership program. As an exclusive benefit, Aeroplan also has the ability to offer qualified members access to Air Canada's global network of Maple Leaf airport lounges.

In addition, Air Canada is one of Aeroplan's leading commercial partners purchasing a high volume of Aeroplan Miles yearly for the purpose of awarding Aeroplan Miles to its customers. Over 70% of the tickets sold by Air Canada for travel within Canada earn Aeroplan Miles. Aeroplan is Air Canada's exclusive loyalty marketing provider based in Canada.

Technology

Aeroplan relies on a number of sophisticated systems in order to operate the contact centres, manage and analyze the member data base and redeem rewards (directly and through the website). Through the use of technology, Aeroplan is able to increase operational efficiency, facilitate reward redemption for its members and offer value-added services to its commercial partners.

Employees

Aeroplan benefits from a strong and experienced employee base, which is focused on driving Aeroplan's growth and enhancing its franchise through value-added service offerings to its members and commercial partners.

2006 HIGHLIGHTS

- Gross Billings of $851.9 million for the year compared to $754.8 million for 2005, representing year over year growth of 12.9%;
- Operating income of $140.5 million, compared to $101.9 million for 2005, or a 37.8% increase;
- Net earnings of $143.5 million, compared to $100.3 million for 2005, representing an increase of 43.1%;
- Increase in earnings per unit of 34.5% compared to 2005 ($0.7187 vs $0.5343);
- Adjusted EBITDA of $216.4 million compared to $168.1 million for 2005, or an increase of 28.7%;
- Distributable Cash of $199.4 million compared to $152.2 million for 2005, representing an increase of 31.0%;



OPERATING AND FINANCIAL RESULTS

Certain of the following financial information of Aeroplan has been derived from, and should be read in conjunction with, the audited consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 and the related notes.



SELECTED ANNUAL INFORMATION AND RECONCILIATION OF ADJUSTED EBITDA AND DISTRIBUTABLE CASH

(in thousands, except miles, unit and per unit information)	Years ended December 31			Year over year %Δ	
	2006	2005	2004	2006 over 2005	2005 over 2004
Number of Aeroplan Miles issued (in billions)	*69.7*	*62.6*	*58.2*	*11.3*	*7.6*
Number of Total Miles redeemed (in billions)	*57.8*	*52.2*	*45.7*	*10.7*	*14.2*
Number of Aeroplan Miles redeemed (in billions)	*49.3*	*40.4*	*29.3*	*22.0*	*37.9*
Gross Billings from the sale of Aeroplan Miles	**$851,851**	**$754,786**	**$692,275**	*12.9*	*9.0*
Aeroplan Miles revenue	709,269	582,883	423,949	21.7	37.5
Tier management, contact centre management and marketing fees from Air Canada	10,121	12,666	54,261	(20.1)	(76.7)
Other revenue	49,997	44,352	39,756	12.7	11.6
Total revenue	769,387	639,901	517,966	20.2	23.5
Cost of rewards	(465,254)	(397,042)	(273,631)	17.2	45.1
Gross margin	304,133	242,859	244,335	25.2	(0.6)
Operating expenses, excluding depreciation and amortization	(149,406)	(132,459)	(139,386)	12.8	(5.0)
Depreciation and amortization	(14,260)	(8,491)	(4,425)	67.9	91.9
Operating income	**$140,467**	**$101,909**	**$100,524**	**37.8**	**1.4**
Depreciation and amortization	14,260	8,491			
Change in deferred revenue					
Gross Billings from the sale of Aeroplan Miles	851,851	754,786			
Aeroplan Miles revenue	(709,269)	(582,883)			
Change in future redemption costs[1]					
(Δ in Net Aeroplan Miles outstanding x Average cost of rewards per Mile for the period)	(80,915)	(114,165)		(29.1)	
Adjusted EBITDA	**$216,394**	**$168,138**		**28.7**	
Net Interest Income (Expense)	4,941	(666)		841.9	
Maintenance Capital Expenditures	(21,923)	(15,284)		43.4	
Distributable Cash	**$199,412**	**$152,188**		**31.0**	
Weighted average number of units[2]	**199,707,713**	**187,739,727**	**175,000,000**		
Distributable Cash per unit	**$0.9985**	**$0.8106**		**23.2**	
Net earnings, in accordance with GAAP	**$143,529**	**$100,304**	**$100,803**	**43.1**	
Earnings per unit, in accordance with GAAP	**$0.7187**	**$0.5343**	**$0.5760**	**34.5**	
Total assets	**$824,383**	**$674,221**	**$344,631**	**22.3**	**95.6**
Total long-term liabilities	**$967,921**	**$944,183**	**$529,762**	**2.5**	**78.2**
Total monthly distributions declared, post offering	**$146,460**	**$70,740**		**107.0**	
Total monthly distributions declared per unit, post offering	**$0.7323**	**$0.3768**		**94.4**	
Distributions declared, pre-offering	**-**	**$311,000**	**$601,453**		**(48.3)**

(1) The per unit cost derived from this calculation is retroactively applied to all prior periods with the effect of revaluing the liability on the basis of the latest available average unit cost.

(2) The weighted average number of units, used in the distributable cash and earnings per unit calculation, has been established by restating Aeroplan's outstanding units to 175,000,000 for the periods presented up to June 28, 2005.



RECONCILIATION OF CASH FLOWS FROM OPERATIONS TO DISTRIBUTABLE CASH

(in thousands)	Years ended December 31,	
	2006	2005
Cash flows from operations	**$320,977**	**$320,364**
Changes in non-cash working capital items	(17,579)	(38,727)
Stock-based compensation	(3,621)	-
Funding of stock-based compensation plans	2,473	-
Change in future redemption costs	(80,915)	(114,165)
Maintenance Capital Expenditures	(21,923)	(15,284)
Distributable cash	**$199,412**	**$152,188**
Distributions declared	**$146,460**	**$70,740**
Payout ratio – *Distributions declared / Distributable cash*	**73%**	**46%**
Cumulative Distributable cash since IPO (June 29, 2005)*	**$282,532**	**$83,120**
Cumulative distributions declared since IPO	**$217,200**	**$70,740**
Cumulative payout ratio since inception	**77%**	**85%**

**Distributable cash has been calculated since June 29, 2005 in order to calculate the cumulative payout ratio on a comparable basis of measurement from the date distributions started to be declared.*

Aeroplan's distributions are determined by the GP's board of directors (the "Board of Directors") as general partner of Aeroplan and by the trustees of the Fund (the "Trustees") on the basis of performance, taking into account anticipated future cash requirements. Monthly distributions have increased from the initial $0.0583 per unit at the time of the Initial Public Offering to $0.0625 per unit in July 2006 and on October 16, 2006 an increase to $0.0700 per unit commencing December 2006, was announced. In order to ensure Aeroplan's continued financial strength, while gaining experience as an independent public entity and providing a reasonable return to its partners and unitholders, the Board of Directors and the Trustees of the Fund have considered it financially prudent not to distribute 100% of Distributable Cash in order to provide for periods of unusually high redemption activity and unforeseen events, should they occur. The Board of Directors and the Trustees of the Fund will monitor Aeroplan's performance throughout the year and any changes to the monthly distribution amounts are subject to their approval.



Operating Results and Performance Indicators in % Terms

(as a % of total revenue)	Years ended December 31	
	2006	2005
Aeroplan Miles revenue	**92.2**	**91.1**
Tier management, contact centre management and marketing fees from Air Canada	1.3	2.0
Other revenue	6.5	6.9
Total revenue	**100.0**	**100.0**
Cost of rewards	(60.5)	(62.1)
Gross margin	39.5	37.9
Operating expenses, excluding depreciation and amortization	(19.4)	(20.7)
Depreciation and amortization	(1.9)	(1.3)
Operating income	**18.2**	**15.9**

(as a % of Gross Billings)	Years ended December 31	
	2006	2005
Gross Billings from the sale of Aeroplan Miles	**100.0**	**100.0**
Aeroplan Miles revenue	83.3	77.2
Cost of rewards	54.6	52.6
Operating expenses, excluding depreciation and amortization	17.5	17.6
Operating Income	**16.5**	**13.5**
Adjusted EBITDA	**25.4**	**22.3**
Distributable Cash	**23.4**	**20.2**



YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Gross Billings from the sale of Aeroplan Miles for 2006 amounted to $851.9 million compared to $754.8 million for 2005, representing continued solid growth for an increase of $97.1 million or 12.9%. This increase is attributable to the following factors:

- an increase of 7.1 billion Aeroplan Miles sold as a result of higher purchases from commercial partners. The overall increase reflects the positive momentum experienced by the travel industry in general, which has positively affected Air Canada and its affiliates; as well as growth in consumer spending which translates into increased volume from the financial commercial partners,
- the positive contribution of Air Canada's annual top tier status determination related to the tier membership program, administered by Aeroplan, which generally takes place in February. This year, a higher number of members reached Elite and Super Elite status and chose Aeroplan Miles as part of their tailored benefit package, rather than other benefits. This one-time increase was a first quarter event; and
- a 1.4 % increase in the average selling price per Aeroplan Mile as a result of contractual price increases and the evolving mix of products within certain partners.

Gross Billings from the sale of Aeroplan Miles are accounted for as deferred revenue until such Aeroplan Miles are redeemed. Miles redeemed are recognized as revenue at the cumulative average selling price of the accumulated miles issued since January 1, 2002.

Redemption activity

Total Miles redeemed for 2006 under the Aeroplan Program amounted to 57.8 billion, compared to 52.2 billion for 2005, representing an increase of 10.7%. This increase was driven by higher general redemption activity by members and by the continued expansion of non-air rewards.

Of the 57.8 billion Total Miles (calculated on a first-in, first-out basis on a member account basis for air redemptions) redeemed during 2006, 85.3% or 49.3 billion represented Aeroplan Miles with the balance representing Air Canada Miles (issued by Air Canada prior to January 1, 2002). By comparison, during 2005, only 77.4% or 40.4 billion of the 52.2 billion Total Miles redeemed were Aeroplan Miles. As the percentage of Aeroplan Miles redeemed increases, it translates into a corresponding increase in revenue recognition and cost of rewards.

Given the large volume of miles issued and redeemed, slight fluctuations in the average unit cost or selling price of a mile will have a significant impact on results.

Revenue recognized from the redemption and sale of Aeroplan Miles, including Breakage, amounted to $709.3 million for 2006 compared to $582.9 million for 2005, representing an increase of $126.4 million or 21.7%. This increase is mainly attributable to:

- Program growth, combined with a higher proportion of Aeroplan Miles (issued by Aeroplan on or after January 1, 2002) redeemed during the period, including the positive impact of higher non-air reward redemption activity, for a total of $103.7 million,
- a higher cumulative average revenue recognized per Aeroplan Mile redeemed, representing $11.0 million, primarily attributable to an increase in the cumulative average selling price of an Aeroplan Mile as a result of contractual price increases; and
- revenue recognized from Breakage for 2006 amounted to $125.1 million (calculated at 17%) compared to $113.4 million (calculated at 17%) for 2005, representing an increase of $11.7 million or 10.3%. The increase in revenue recognized from Breakage is mainly

attributable to the increase in outstanding Aeroplan Miles as a result of growth in Gross Billings over the last 30 months compared to the 30 months ended December 31, 2005.

Revenue from tier management, contact centre management and marketing fees from Air Canada decreased to $10.1 million from $12.7 million or 20.1%. During 2005, this fee was contracted at a fixed amount whereas for 2006 and subsequent years, it is billed on the basis of actual costs incurred plus a profit margin.

Other revenue, consisting primarily of charges to members for the mileage transfer program and services rendered including booking, change and cancellation fees, and other miscellaneous amounts, amounted to $50.0 million for 2006 compared to $44.4 million for 2005, representing a $5.6 million or 12.7% increase. This favorable change is due to higher booking fees, as a result of price increases introduced in the fourth quarter of 2005; the higher volume of cancellation and change fees, and to the introduction of the mileage transfer program during the second quarter of 2005.

Total revenue amounted to $769.4 million for 2006 compared to $639.9 million for 2005, representing an increase of $129.5 million or 20.2%.

Cost of rewards amounted to $465.3 million for 2006 compared to $397.0 million for 2005, representing an increase of $68.3 million or 17.2%. This increase is mainly attributable to the following factors:

- a higher proportion of Aeroplan Miles (issued by Aeroplan on or after January 1, 2002) redeemed, representing $41.4 million and higher general redemption activity as a result of program growth, accounting for $43.6 million for a total of $85.0 million, including an increase of 67.6% in non-air reward redemption activity compared to 2005;
- partially offset by a lower redemption cost per Aeroplan Mile redeemed for air travel rewards, representing $18.2 million, and an unfavorable variance of $1.3 million attributable to non-air rewards, for a total of $16.9 million. The lower costs are attributable to changes to the redemption mix of air rewards.

Gross margin improved by 1.6% during 2006, reaching 39.5% of total revenue, mainly as a result of the reduction in the Average cost per Aeroplan Mile redeemed experienced during the year.

Operating expenses, excluding depreciation and amortization, amounted to $149.4 million for 2006 compared to $132.5 million in 2005, representing an increase of $16.9 million or 12.8%. The increase resulted primarily from higher net compensation costs of $7.0 million, as a consequence of increases in headcount and average salaries stock based compensation and separation costs recognized during the year for certain executives, partially offset by compensation cost savings experienced in the contact centres; higher professional, consulting, advisory and other expenses of $7.9 million, including public company costs and securities laws compliance; increased information technology maintenance costs as development projects are deployed into service; higher advertising and promotion costs of $2.0 million as a result of promotional activities, mainly related to the launch of ClassicPlus Flight rewards.

Depreciation and amortization increased by $5.8 million or 67.9%, reflecting higher capitalized software carrying values subject to amortization, as projects previously under development were deployed into service.

Operating income amounted to $140.5 million for 2006 compared to $101.9 million for 2005, representing an increase of $38.6 million or 37.8% mainly attributable to the higher proportion of Aeroplan Miles redeemed and higher reward redemption activity with improved margin.

Net interest income for 2006, consists of interest revenue of $20.0 million earned on cash and cash equivalents and short-term investments on deposit, offset by interest on long-term debt of

$15.1 million on the borrowings under the term facility described under ***Credit Facilities***. During 2006, Aeroplan recognized $1.9 million of amortization of deferred financing charges related to the long-term debt. The credit facilities were entered into on June 29, 2005 and until that date excess cash was transferred to Air Canada. As a result the amount for 2005 only includes interest on long-term debt in the amount of $6.3 million incurred and $5.6 million of interest income earned on cash and cash equivalents.

Adjusted EBITDA for 2006 amounted to $216.4 million or 25.4% (as a % of Gross Billings) and ***Distributable Cash*** generated amounted to $199.4 million or 23.4% (as a % of Gross Billings), compared to $168.1 million or 22.3% (as a % of Gross Billings) and $152.2 million or 20.2% (as a % of Gross Billings), respectively for 2005. Although Distributable Cash was negatively affected by the $16.9 million increase in operating expenses and $6.6 million increase in maintenance capital expenditures, mainly related to the software development required for ClassicPlus Flight rewards, it was positively impacted by the increase in Gross Billings and the experienced reduction in the Average cost of rewards per Aeroplan Mile during the period and the corresponding favourable effect on the change in future redemption costs. Adjusted EBITDA and Distributable Cash are non-GAAP measures, for additional information on these measures, please refer to the ***Performance Indicators*** section.

QUARTER ENDED DECEMBER 31, 2006 COMPARED TO QUARTER ENDED DECEMBER 31, 2005

Gross Billings from the sale of Aeroplan Miles for the three months ended December 31, 2006 amounted to $226.7 million compared to $196.6 million for the three months ended December 31, 2005, representing an increase of $30.1 million or 15.3%. This increase is attributable to two main factors:

- an increase of 1.8 billion or 10.9% Aeroplan Miles sold as a result of higher purchases from commercial partners. The overall increase reflects the positive momentum experienced by the travel industry in general, which has positively affected Air Canada and its affiliates; as well as growth in consumer spending and credit and charge card usage, which translates into increased volume from the financial commercial partners; and
- a 4.0 % increase in the average selling price per Aeroplan Mile as a result of contractual price increases and the evolving mix of products within certain partners.

Gross Billings from the sale of Aeroplan Miles are accounted for as deferred revenue until such Aeroplan Miles are redeemed. Miles redeemed are recognized as revenue at the cumulative average selling price of the accumulated Aeroplan Miles issued since January 1, 2002.

Redemption activity

Total Miles redeemed for the quarter ended December 31, 2006 under the Aeroplan Program amounted to 15.6 billion as compared to 11.4 billion for the quarter ended December 31, 2005, representing an increase of 36.8%. Higher redemption activity by members, driven in part by the introduction of ClassicPlus Flight rewards during the quarter, and the continued expansion of non-air rewards, which provide members with a wider variety of redemption choices, explain the increase.

Of the 15.6 billion Total Miles (calculated on a first-in, first-out basis on a member account basis for air redemptions) redeemed during the quarter ended December 31, 2006, 86.5% or 13.5 billion represented Aeroplan Miles issued by Aeroplan with the balance representing Air Canada Miles. By comparison, during the quarter ended December 31, 2005, only 82.3% or 9.4



billion of the 11.4 billion Aeroplan Miles redeemed were issued by Aeroplan. As the percentage of Aeroplan Miles redeemed and issued increases, it translates into a corresponding increase in revenue recognition and cost of rewards.

Given the large volume of miles issued and redeemed, slight fluctuations in the average unit redemption cost or selling price of a mile will have a significant impact on results.

Revenue recognized from the redemption and sale of Aeroplan Miles, including Breakage, amounted to $193.6 million for the quarter ended December 31, 2006 compared to $138.6 million for the quarter ended December 31, 2005, representing an increase of $55.0 million or 39.6%. This increase is mainly attributable to:

- Program growth, combined with a higher proportion of Aeroplan Miles (issued by Aeroplan on or after January 1, 2002) redeemed during the quarter, including the positive impact of higher non-air reward redemption activity, which increased by 66.7% compared to the fourth quarter of 2005, for a total of $48.2 million,
- a higher cumulative average revenue recognized per Aeroplan Mile redeemed, representing $3.7 million, primarily attributable to an increase in the cumulative average selling price of an Aeroplan Mile as a result of higher contracted rates; and
- revenue recognized from Breakage for the quarter ended December 31, 2006 amounted to $32.5 million (calculated at 17%) compared to $29.4 million (calculated at 17%) for the quarter ended December 31, 2005, representing an increase of $3.1 million or 10.5%. The increase in revenue recognized from Breakage is mainly attributable to the increase in outstanding Aeroplan Miles as a result of growth in Gross Billings over the last 30 months compared to the 30 months ended December 31, 2005.

Revenue from tier management, contact centre management and marketing fees from Air Canada decreased to $3.5 million from $4.7 million or 25.5%. During 2005, this fee was contracted at a fixed amount whereas for 2006 it is billed on the basis of actual costs incurred plus a profit margin.

Other revenue, consisting primarily of charges to members for services rendered including the mileage transfer program, booking, change and cancellation fees, and other miscellaneous amounts, amounted to $11.3 million for the quarter ended December 31, 2006 compared to $10.7 million for the quarter ended December 31, 2005, representing a $0.6 million or 5.6% increase.

Total revenue amounted to $208.4 million for the quarter ended December 31, 2006 compared to $154.0 million for the quarter ended December 31, 2005, representing an increase of $54.4 million or 35.3%.

Cost of rewards amounted to $120.2 million for the quarter ended December 31, 2006 compared to $83.5 million for the quarter ended December 31, 2005, representing an increase of $36.7 million or 44.0%. This increase is mainly attributable to the following factors:

- a higher proportion of Aeroplan Miles (issued by Aeroplan on or after January 1, 2002) redeemed, representing $5.8 million, and higher general redemption activity as a result of program growth and the introduction of ClassicPlus Flight rewards during the quarter, accounting for $30.3 million for a total of $36.1 million;
- and the combination of a lower redemption cost per Aeroplan Mile redeemed for air travel rewards of $2.7 million and higher redemption costs attributable to non-air rewards of $3.3 million, for a total combined rate increase of $0.6 million.

The higher Average redemption costs for ClassicPlus were offset during the quarter by $5.6 million of favorable pricing adjustments for 2006 ($4.5 million of which related to the

first nine months of 2006) received and recorded during the quarter, representing $2.7 million.

Cost of rewards for the quarter ended December 31, 2005 was particularly low due to changes in the redemption mix of rewards with a higher redemption volume of the less expensive Classic rewards.

Gross margin decreased by 3.5% during the fourth quarter of 2006, representing 42.3% of total revenue, mainly as a result of the lower proportion of breakage revenue to total revenue, compared to the fourth quarter of 2005. Breakage revenue has no cost of rewards attributable to it.

Operating expenses, excluding depreciation and amortization, amounted to $47.5 million for the quarter ended December 31, 2006 compared to $37.0 million in 2005, representing an increase of $10.5 million or 28.4%. The increase resulted primarily from higher net compensation costs of $1.9 million, resulting from general increases in headcount and average salaries, and stock based compensation, partially offset by compensation cost savings experienced in the contact centres; higher advertising and promotion and technology related costs of $11.0 million as a result of the launch of ClassicPlus Flight rewards, offset by $2.4 million of lower costs incurred for the quarter related to professional, advisory and other services.

Depreciation and amortization remained stable with an increase of $0.1 million or 3.3%.

Operating income amounted to $37.3 million for the quarter ended December 31, 2006 compared to $30.2 million for the quarter ended December 31, 2005, representing an increase of $7.1 million or 23.5% mainly attributable to the higher proportion of Aeroplan Miles redeemed and higher reward redemption activity as a result of the introduction of ClassicPlus Flight rewards.

Net interest income for the quarter ended December 31, 2006, consists of interest revenue of $5.7 million earned on cash and cash equivalents and short-term investments on deposit; offset by interest on long-term debt of $4.0 million on the borrowings under the term facility, compared to $3.1 million and $3.1 million, respectively for the comparative period. The differences are explained by higher average amounts on deposit and higher interest rates. During the fourth quarter of 2006 and 2005, Aeroplan recognized $0.5 million of amortization of deferred financing charges related to the long-term debt.

Adjusted EBITDA for the quarter amounted to $57.0 or 25.1% (as a % of Gross Billings) and *Distributable Cash* generated amounted to $53.0 or 23.4% (as a % of Gross Billings), compared to $51.2 million or 26.1% (as a % of Gross Billings) and $47.2 million or 24.0% (as a % of Gross Billings), respectively for the fourth quarter of 2005. Although Distributable Cash was negatively affected by the $10.5 million increase in operating expenses, it was positively impacted by the increase in Gross Billings and the change in Future Redemption Costs. Adjusted EBITDA and Distributable Cash are non-GAAP measures, for additional information on these measures, please refer to the ***Performance Indicators*** section.



SUMMARY OF QUARTERLY RESULTS

This section includes sequential quarterly data for the eight quarters ended December 31, 2006.

(in thousands, except per unit amounts)	2006				2005			
UNAUDITED	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Gross Billings	**226,728**	**211,245**	**212,376**	**201,502**	**196,568**	**195,533**	**185,824**	**176,861**
Total revenue	**208,404**	**178,391**	**182,534**	**200,058**	**154,022**	**156,266**	**157,065**	**172,548**
Cost of rewards	120,160	107,741	112,470	124,883	83,474	101,739	100,226	111,603
Gross margin	88,244	70,650	70,064	75,175	70,548	54,527	56,839	60,945
Operating expenses, excluding depreciation and amortization	47,451	34,464	34,948	32,438	37,012	32,254	29,788	33,405
Depreciation and amortization	3,479	3,155	3,884	3,742	3,367	1,759	1,706	1,659
Operating income	37,314	33,031	31,232	38,995	30,169	20,514	25,345	25,881
Net earnings	**38,469**	**34,320**	**31,755**	**38,985**	**29,729**	**19,431**	**25,362**	**25,782**
Adjusted EBITDA	**56,975**	**53,359**	**51,470**	**54,390**	**51,239**	**40,252**	**40,799**	**37,571**
Distributable Cash	**52,996**	**50,664**	**44,348**	**51,099**	**47,231**	**35,889**	**37,066**	**33,722**
Distributable Cash per unit	**0.2655**	**0.2533**	**0.2217**	**0.2555**	**0.2362**	**0.1794**	**0.2111**	**0.1927**
Earnings per unit, in accordance with GAAP	**0.1927**	**0.1716**	**0.1588**	**0.1949**	**0.1486**	**0.0972**	**0.1445**	**0.1473**

LIQUIDITY AND CAPITAL RESOURCES

Since January 1, 2002, Aeroplan has consistently generated positive cash flows from operations. Cash generated from the sale of Aeroplan Miles to commercial partners other than Air Canada and its affiliates in excess of that required to pay Aeroplan's obligation to deliver non-Air Canada rewards and its operating expenses was historically transferred to Air Canada in accordance with corporate practices. Subsequent to the initial public offering on June 29, 2005, Aeroplan manages its own cash. At December 31, 2006, Aeroplan had $166.9 million of cash and cash equivalents and $452.8 million of short-term investments (consisting of commercial paper with maturity dates ranging between January and March of 2007) on hand, for a total of $619.7 million. The Aeroplan Miles redemption reserve described under ***Aeroplan Miles Redemption Reserve*** of $400.0 million is included in this amount.

The following table provides an overview of Aeroplan's cash flows for 2006 and 2005:

(in thousands of dollars)	Years ended December 31,	
	2006	2005
	$	$
Cash from operating activities	321.0.	320.4
Cash from (used in) investing activities	(375.7)	(114.3)
Cash from (used in) financing activities	(144.2)	159.8
Cash and cash equivalents, end of year	**166.9**	**365.9**

Operating Activities

Cash from operations is generated primarily from the collection of Gross Billings of Aeroplan Miles and is reduced by the cash required to provide the rewards when Aeroplan Miles are redeemed and by operating and interest expenses.

Cash from operating activities was $321.0 million and $320.4 million for 2006 and 2005, respectively.

The increase of $0.6 million for the year, is primarily attributable to higher net earnings for the year partly offset by the funding of stock-based compensation plans, the net effect of the changes in non-cash working capital, which result from timing differences related to collections and payments, and the changes in depreciation and amortization and stock-based compensation, which are of a non cash nature.

Investing Activities

Aeroplan's investment activities for 2006 and 2005 related to the purchase of short-term investments of $353.8 million and $99.0 million, respectively. In addition, Aeroplan invested in maintenance capital expenditures of $21.9 million and $15.3 million for 2006 and 2005, respectively, related to software development and technology initiatives designed to improve reward redemption processes, including the ClassicPlus Flight rewards project, and operating efficiencies through automation. Anticipated capital expenditures, mainly related to software development and technology initiatives for 2007, are expected to relate mostly to maintenance capital expenditures and to approximate $20 million.

Financing Activities

Cash flows used in financing activities, related to the payment of distributions amounted to $144.2 million for 2006. By comparison, $159.8 million from financing activities was generated during 2005 as a result of the borrowings under the credit facility; the issuance of partnership units to the Fund; partly offset by the distribution on reorganization and the payment of the working capital note to ACE issued concurrently with the initial public offering; distributions paid



to the partners subsequent to the initial public offering; deferred financing costs incurred in connection with the credit facility; and offering costs paid on behalf of the Fund.

Liquidity

Aeroplan anticipates that total capital requirements for the next twelve months of $188.0 million, including $168.0 million in respect of anticipated cash distributions, based on the current distribution rates, and approximately $20.0 million of maintenance capital expenditures, will be funded from operations, available cash on deposit and, to the extent required, from the ***Aeroplan Miles Redemption Reserve*** described below and bank borrowings, if necessary.

Aeroplan Miles Redemption Reserve

In conjunction with the issuance of units to the Fund and the credit facilities concluded on June 29, 2005, Aeroplan established the Aeroplan Miles redemption reserve ("the Reserve"). As at December 31, 2006, the Reserve amounted to $400.0 million and was included in cash and cash equivalents and short-term investments.

The amount held in the Reserve, as well as the types of securities in which it may be invested (high quality commercial paper), are based on policies established by management, which are reviewed periodically.

The Reserve may be used to supplement cash flows generated from operations in order to pay for rewards in the event of unusually high redemption activity associated with Aeroplan Miles.

Management is of the opinion that the Reserve, combined with other liquidities on hand, is sufficient to cover redemption costs, including redemption costs incurred in periods of unusually high redemption activity, as they become due, in the normal course of business.

To date, Aeroplan has not had to use the funds held in the Reserve.

At December 31, 2006, the Reserve represented 39.6% of the Future Redemption Cost liability.

The deferred revenue presented in the balance sheet represents accumulated unredeemed Aeroplan Miles valued at their weighted average selling price and unamortized Breakage. The estimated Future Redemption Cost liability of those Aeroplan Miles, calculated at the current Average cost of rewards per Mile redeemed, amounts to $1,010 million.

Deferred Charges

Deferred financing costs incurred in connection with the ***Credit Facilities*** described below amounting to $7.1 million are amortized over the term of the debt facility to which they relate.

In July 2005, Aeroplan established a Fund unit ownership plan which expired in December



2005. It allowed eligible employees to invest up to 5% of their salary for the purchase of Fund units on the secondary market. Aeroplan matched on a dollar-for-dollar basis the investments made by the employees under this plan and purchased the units on the secondary market on behalf of the participants. Units purchased in 2005, under this plan, vested on December 15, 2006. Aeroplan's cost of units under this plan was deferred and charged to earnings as compensation expense over the vesting period, until December 15, 2006.

Credit Facilities

On June 29, 2005, Aeroplan entered into a credit agreement for the following facilities:

In thousands	Authorized $	Drawn at December 31, 2006 $
Revolving term facility	75,000	-
Term facility	300,000	300,000
Acquisition facility	100,000	-
Total	**475,000**	**300,000**

The term and the acquisition facilities mature on June 29, 2009, or earlier at the option of Aeroplan and bear interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%. Borrowings under the term facility consist of Bankers' Acceptances with a 90 day term and an effective interest rate of 5.3% at December 31, 2006 (4.4% at December 31, 2005).

During the year, the term of the revolving term facility was extended to mature on June 29, 2009 from June 29, 2008.

The outstanding credit facilities are secured by substantially all the present and future assets of Aeroplan, subject to the priority guarantee granted to First Data Loan Company, Canada as described in *Other* under the section ***GUARANTEES (OFF-BALANCE SHEET ARRANGEMENTS) AND CONTINGENT LIABILITIES.***

The credit facilities are subject to Aeroplan's ability to maintain financial covenants related to leverage and debt service ratios of ≤ 2.75 and interest coverage of ≥ 3.0, as well as other affirmative and negative covenants.



At December 31, 2006, Aeroplan's financial covenants were as follows:

Ratio	Result	Test
Leverage	**1.17**	≤ 2.75
Debt service[a]	**(1.0)**	≤ 2.75
Interest coverage[b]	**N/A**	≥ 3.0

[a] this ratio takes into account Aeroplan's net debt, calculated as long-term debt less cash and short-term investments on hand. The result reflects Aeroplan's high liquidity position.
[b] this ratio is not applicable since Aeroplan has earned more interest from cash and cash equivalents and short-term investments than it has incurred on the long-term debt.

In view of Aeroplan's cash generation capacity and overall financial position, while there can be no assurance in this regard, management believes that Aeroplan will be able to pay or refinance the debt when it comes due.

GUARANTEES (OFF-BALANCE SHEET ARRANGEMENTS) AND CONTINGENT LIABILITIES

Air Canada Miles (issued prior to January 1, 2002)

Pursuant to an amendment to the CPSA, entered into between Aeroplan and Air Canada, on October 13, 2006, Air Canada's revised obligation for the cost of air rewards related to the redemption of Air Canada Miles earned by members prior to January 1, 2002, has changed to 112.4 billion miles from 103.4 billion miles. In addition, Aeroplan has also agreed to indemnify Air Canada, its affiliates and representatives from any claims arising out of any changes made at any time by Aeroplan to the Aeroplan Program to the extent such changes are implemented to address fluctuations in Breakage related to the liability attached to miles issued prior to January 1, 2002.

In accordance with the CPSA, as amended, Air Canada is responsible for the cost of the redemption for air rewards of up to a maximum of 112.4 billion miles accumulated by members prior to January 1, 2002. As of December 31, 2006, 98.2 billion of those miles had been redeemed.

In the unlikely event that Air Canada is unable to meet its obligation, Aeroplan may be required to honour Air Canada's redemption obligation, which based on Aeroplan's current annual Average redemption cost per Mile for 2006, would amount to approximately $135.0 million at December 31, 2006, compared to $223.0 million at December 31, 2005.

Also under the CPSA, Aeroplan is responsible for any redemptions for air rewards of Air Canada Miles issued prior to January 1, 2002, in excess of the 112.4 billion miles. While on the basis of current estimates, Aeroplan does not expect such redemptions to exceed 112.4 billion; the maximum potential redemption cost of meeting this obligation if all 23.3 billion estimated Broken but unexpired Air Canada Miles were to be redeemed, amounts to $219.0 million at December 31, 2006 and $254.0 million at December 31, 2005.



As a result, the total maximum potential redemption cost to Aeroplan for the total outstanding and unbroken Air Canada Miles is estimated to be $354.0 million and $477.0 million at December 31, 2006 and December 31, 2005, respectively.

Aeroplan Miles (issued after January 1, 2002)

In addition, Aeroplan may be required to provide rewards to members for unexpired Aeroplan Miles accounted for as Breakage on the Miles issued after December 31, 2001 for which no obligation has been recorded as the revenue has been recognized or deferred for such Breakage. The maximum exposure for such obligations is estimated to be $440.0 million at December 31, 2006 and $364 million at December 31, 2005. The exposure has been calculated on the basis of the actual prices with reward suppliers, including Air Canada, and management's estimates of the mix of the various types of awards that members may select, based on past experience.

Other

From time to time, Aeroplan becomes involved in various claims and litigation as part of its business. While the final outcome therof cannot be predicted, based on the information currently available, management believes the resolution of current pending claims and litigation, will not have a material impact on Aeroplan's financial position and results of operations.

Aeroplan has agreed to indemnify its directors and officers, to the extent permitted under corporate law, against costs and damages incurred by the directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their services. Aeroplan's directors and officers are covered by directors' and officers' liability insurance. No amount has been recorded in these financial statements with respect to the indemnification agreements.

In connection with a merchant services agreement dated September 30, 2004, entered into with First Data Loan Company, Canada in the name of Aeroplan and Air Canada and other ACE subsidiaries, Aeroplan has jointly and severally guaranteed in favour of First Data Loan Company, Canada, the obligations of the other parties to the agreement, in the event that such entities were unable to fulfill their obligations related to airline and tour tickets sold in advance and charged to the credit cards processed under the agreement. The maximum exposure related to this guarantee at December 31, 2006 and December 31, 2005 was $205.2 million and $155.2 million respectively.

TRANSACTIONS WITH RELATED PARTIES

Aeroplan is controlled by ACE, Aeroplan's and Air Canada's parent company. Air Canada, including its affiliates, is one of Aeroplan's largest partners, representing 29% and 27% of Aeroplan Miles billed for 2006 and 2005, respectively. Air Canada, including other Star Alliance partners, is Aeroplan's largest supplier of rewards and services. For 2006, 89.7% of total reported cost of rewards was paid to Air Canada, compared to 93.2% for 2005. Selling, general and administrative expenses where Air Canada was the supplier of services represented 47.5% and 56.0% of total reported operating expenses for 2006 and 2005.

The decreasing proportions are explained by the increasing trend in redemption of non-air rewards by members, in the case of cost of rewards and reduced dependence over time on Air

Canada as a service provider, in the case of operating expenses.

The commercial relationship between Aeroplan and Air Canada and its affiliates is governed by several arrangements and agreements.

At December 31, 2006, distributions payable to ACE (to be paid in the first quarter of 2007) amounted to $12.0 million ($14.8 million at December 31, 2005), of which $7.8 million is, in respect of fourth quarter distributions, related to the 40 million subordinated Aeroplan units owned by ACE ($7.0 million at December 31, 2005). The subordination period ended on December 31, 2006.

SUMMARY OF CONTRACTUAL OBLIGATIONS

As at December 31, 2006, estimated future minimum payments under Aeroplan's contractual obligations are as follows:

(in millions)	Total	2007	2008	2009	2010	2011	After Five Years
	$	$	$	$	$	$	$
Operating leases	3.2	1.6	1.6	-	-	-	-
Special payments under GSA	13.1	1.9	1.9	1.9	1.9	1.9	3.6
Term credit facility	300.0	-	-	300.0	-	-	-
Purchase obligation under the CPSA	3,997.4	296.1	296.1	296.1	296.1	296.1	2,516.9
Total	**4,313.7**	**299.6**	**299.6**	**598.0**	**298.0**	**298.0**	**2,520.5**

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates, judgments and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates. Management has identified the areas, discussed below, which it believes are the most subject to judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change significantly in subsequent periods.

The significant accounting policies of Aeroplan are described in note 2 to the December 31, 2006 audited consolidated financial statements of Aeroplan. The policies which Aeroplan believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:



Revenue Recognition

Aeroplan Miles Revenue - Breakage

Aeroplan earns revenue from the sale of Aeroplan Miles to commercial partners based on individual contracts with each commercial partner. Since the earnings process is not complete at the time an Aeroplan Mile is sold, the Gross Billings from the sale of Aeroplan Miles are deferred and recognized as revenue when Aeroplan Miles are redeemed by members. For those Aeroplan Miles that Aeroplan has estimated will go unredeemed by members, Aeroplan recognizes revenue over the estimated average life of an Aeroplan Mile, currently estimated at 30 months.

Management's estimate of the number of Aeroplan Miles sold that will never be redeemed by members, known as "Breakage", is currently estimated at 17% of Aeroplan Miles sold. In developing this estimate, management takes into consideration that the issuance and redemption of Aeroplan Miles is influenced by the type of commercial partners and their volume of transactions, the types of rewards offered, the overall health of the Canadian economy, the nature and extent of promotional activity in the marketplace and the extent of competing loyalty programs.

Management's estimate of Broken Aeroplan Miles directly impacts the amount of Breakage revenue recognized. Breakage revenue is included in the financial statements with earned revenue from the sale of Aeroplan Miles and represented $125.1 million and $113.4 million for the years ended December 31, 2006 and 2005, respectively Management monitors factors affecting Breakage and from time to time may use independent third party experts to assist in the determination of the appropriate level of Breakage, including the average life of an Aeroplan Mile, at least every two years or earlier if such monitoring indicates that a significant change in Breakage may have occurred. The first such assessment was completed during 2004 on the basis of data accumulated until the end of 2003. This exercise resulted in a change of estimate of Breakage from 19% of Aeroplan Miles sold to 17% of Aeroplan Miles sold as a result of changes to the Aeroplan Program, including the increase in non-air rewards offered and the ease of redemption of Aeroplan Miles.

During 2006, in accordance with its policy to review Breakage every two years, management, assisted by independent experts, completed its review of the estimated Breakage factor used to determine the number of Total Miles sold which are not expected to be redeemed, on the basis of data accumulated until the end of 2005. While there can be no assurance that the Breakage factor will remain constant in the future, based on the results, which include the impact of the program changes described under ***Overview***, the Breakage factor has remained unchanged at 17%. Since the potential impact of the introduction of ClassicPlus Flight rewards was not considered in the studies, they will be updated in 2007. Management estimates that a 1% change in Breakage related to the Aeroplan Miles issued after January 1, 2002, would have a total impact on revenue and net earnings for the period in which the change occurred, of $24.4 million with $17.1 million relating to prior years and $7.3 million relating to the current year. A 1% reduction in Breakage related to the Air Canada Miles, would have an unfavorable impact on cost of rewards and net earnings for the period in which the change occurred, of $29.3 million.

Impairment of Long Lived Assets

Software is tested for impairment whenever circumstances indicate that its carrying value may not be recoverable based on undiscounted cash flows from its direct use and disposition. Any loss is measured as the amount by which the assets' carrying values exceed fair values.

Valuation of Goodwill

Goodwill is not amortized but is tested for impairment annually, or more frequently should events or circumstances change indicating that the asset may be impaired. The impairment test is performed in two steps. First, the carrying amount of Aeroplan, including goodwill, is compared to its fair value. Fair value is determined on the basis of discounted cash flows. If the fair value exceeds its carrying value, goodwill is not considered to be impaired and therefore the second step of the impairment test is not performed. The second step is performed when the carrying value of the Partnership exceeds its fair value. In such a case, the implied fair value of the goodwill, as determined in the same manner as the value of goodwill determined in a business combination, is compared to the carrying value of the goodwill to measure the amount of the impairment loss, if any.

FINANCIAL INSTRUMENTS

Fair values - The carrying amounts reported on the balance sheet for cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the immediate or short term maturities of these financial instruments.

Credit risk - In accordance with its investment policy, Aeroplan invests the Reserve and excess cash, included in short-term investments and cash and cash equivalents in commercial paper or corporate bonds with a minimum rating of R-1 (high) or AA(low) and term deposits, subject to certain thresholds to reduce undue exposure to any one issuer.

Interest rate exposure - Aeroplan is exposed to fluctuations in interest rates under the terms of the outstanding credit facility which bears interest at variable rates and has been borrowed in the form of Bankers' Acceptances. Due to the short-term nature of the underlying Bankers' Acceptances (typically 90 days), the carrying value of the long-term debt approximates fair value.

Aeroplan invests the Reserve and excess cash on hand in high quality instruments with similar terms to maturity as the underlying instruments related to the credit facility, with an objective to mitigate the interest rate exposure.



INCOME TAXES

The tax attributes of the Partnership's net assets flow directly to the partners. As a result of the reorganization, the net temporary which took place immediately prior to the Initial Public Offering, differences between the tax bases and the financial statement carrying amounts of Aeroplan's assets and liabilities which accrued to Air Canada and approximated $1.8 billion at December 31, 2004, reflecting future tax deductions in excess of future taxable amounts were reduced by approximately $960.0 million and were transferred to ACE for no consideration. At December 31, 2006 the tax bases of Aeroplan's assets and liabilities related to temporary differences exceeded their financial statement carrying amounts by approximately $699.7 million compared to $773.5 million at December 31, 2005. These differences will translate into higher deductions for tax purposes than for accounting purposes and will be used to reduce taxable income in future years.

DISCLOSURE CONTROLS AND PROCEDURES

Aeroplan's disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information is identified to its Disclosure Committee to ensure appropriate and timely decisions are made regarding public disclosure.

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have concluded that the Partnership's disclosure controls and procedures are effective based upon an evaluation of these controls and procedures conducted at December 31, 2006.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing such internal controls over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

No changes were made in Aeroplan's internal control over financial reporting during the year ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, Aeroplan's internal control over financial reporting.

CEO AND CFO CERTIFICATIONS

Aeroplan files certifications, signed by the CEO and CFO with the Canadian Securities Administrators upon filing of Aeroplan's and the Fund's annual financial statements and MD&A. In those filings, the CEO and CFO certify, as required by Multilateral Instrument 52-109, the appropriateness of the financial disclosures, the effectiveness of Aeroplan's disclosure controls and procedures, and the design of internal controls over financial reporting to provide reasonable assurance as its reliability and the preparation of financial statements for external purposes in accordance with GAAP. Aeroplan's CEO and CFO also certify the appropriateness

of the financial disclosures in its interim filings with Securities Regulators, and that they have caused disclosure controls and procedures to be designed.

The Audit, Finance and Risk Committee reviewed this MD&A, and the audited consolidated financial statements, and the Board of Directors and the Trustees approved these documents prior to their release.

OUTLOOK

Management is committed to deliver its 2007 business plan including continued expansion of commercial partners, available rewards and operating efficiency through investments in technological solutions.

The percentage of the distributions attributable to return of capital will approximate 60% for 2006 compared to 84% for 2005 and taxable income (representing taxable income generated from Aeroplan's operations) will approximate 40% for 2006 compared to 16% for 2005.

The different proportions of taxable income and return of capital between the years result from higher net earnings and lower tax deductions (permanent and timing differences between the calculation of net income for accounting purposes and taxable income) as a proportion of taxable income during 2006.

The amount of distributions remains subject to review throughout the year and any changes to the monthly distribution amounts are subject to the approval of the Board of Directors.

On October 31, 2006, the Minister of Finance (Canada) announced proposed tax legislation rendering income trusts taxable commencing in 2011. In the event the Fund becomes a taxable entity, income taxes payable will reduce net earnings and will affect Distributable Cash by an equivalent amount. Management with the help of professional advisors, is in the process of evaluating the future corporate structure and optimal timing of transition.

RISKS AND UNCERTAINTIES AFFECTING THE BUSINESS

The results of operations and financial condition of Aeroplan are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of the management of Aeroplan. The following section summarizes certain of the major risks and uncertainties that could materially affect future business results going forward.



RISKS RELATED TO AEROPLAN AND THE INDUSTRY

Dependency on Top Three Partners

Aeroplan's top three commercial partners were responsible for 91% of Gross Billings for the year ended 2006. A decrease in sales of Aeroplan Miles to any of Aeroplan's significant partners for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services Aeroplan provides could have a material adverse effect on Gross Billings. Subject to the minimum number of Aeroplan Miles to be purchased by Air Canada under the CPSA, Air Canada can change the number of Aeroplan Miles awarded per flight without Aeroplan's consent, which could result in a significant reduction in Gross Billings. Aeroplan cannot ensure that its contracts with these, or other, partners will be renewed on similar terms, or at all when they expire.

Air Canada or Travel Industry Disruptions

Aeroplan's members' strong demand for air travel creates a significant dependency on Air Canada in particular and the airline industry in general. Any disruptions or other material adverse changes in the airline industry, whether domestic or international, affecting Air Canada or a Star Alliance member airline, could have a material adverse impact on Aeroplan's business. This could manifest itself in Aeroplan's inability to fulfill member's flight redemption requests or to provide sufficient accumulation opportunities. As a result of airline or travel services industry disruption, such as those which resulted from the terrorist attacks on September 11, 2001, or as might result from political instability, other terrorist acts or war, some members could determine that air travel is too dangerous or, given new airport regulations, too burdensome. Consequently, members might forego redeeming points for air travel and therefore might not participate in the Aeroplan Program to the extent they previously did which could adversely affect Aeroplan's revenue from the Aeroplan Program. A reduction in member use of the Aeroplan Program could impact Aeroplan's ability to retain its current partners and members and to attract new partners and members.

Reduction in Activity Usage and Accumulation of Aeroplan Miles

A decrease in Gross Billings from any of Aeroplan's partners for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services Aeroplan provides, or a decrease in the accumulation of Aeroplan Miles by members could have a material adverse effect on Aeroplan's Gross Billings and revenue.

Greater than Expected Redemptions for Rewards

A significant portion of Aeroplan's profitability is based on its estimate of the number of Aeroplan Miles that will never be redeemed by the member base. The percentage of Aeroplan Miles that are not expected to be redeemed is known as "Breakage" in the loyalty industry. Management's current estimate of Breakage is based on two independent studies conducted in 2006 on behalf of Aeroplan. Breakage may decrease from the current estimate of 17% as the Aeroplan Program grows and a greater diversity of rewards become available. If actual redemptions are greater than Aeroplan's current estimates, its profitability could be adversely affected due to the cost of the excess redemptions. Furthermore, the actual mix of redemptions between air and non-air rewards could adversely affect Aeroplan's profitability. Total "Broken" Miles still

outstanding, amounted to 70.0 billion miles as at December 31, 2006 and include 46.7 billion Aeroplan Miles. Responsibility to provide rewards for these 70.0 billion "Broken" Miles rests with Aeroplan should such "Broken" Miles ever be redeemed. While Management believes that a material portion of these estimated Broken Aeroplan Miles will not be redeemed, there can be no such assurances.

Industry Competition

Competition in the loyalty marketing industry is intense and Aeroplan expects it to increase. New competitors may target Aeroplan's partners and members, as well as draw rewards from Aeroplan's rewards suppliers. The continued attractiveness of the Aeroplan Program will depend in large part on Aeroplan's ability to remain affiliated with existing partners or add new partners, that are desirable to consumers and to offer rewards that are both attainable and attractive to consumers. With respect to Aeroplan's database marketing services, Aeroplan's ability to continue collecting detailed transaction data on consumers is critical in providing effective marketing strategies for its partners. Many of Aeroplan's current competitors may have greater financial, technical, marketing and other resources than Aeroplan. Aeroplan cannot ensure that it will be able to compete successfully against its current and potential competitors, including in connection with technological advancements by such competitors.

Market Growth

The markets for the services that Aeroplan offers may fail to expand or may contract and this could negatively impact Aeroplan's growth and profitability. Loyalty and database marketing strategies are relatively new to retailers, and Aeroplan cannot guarantee that merchants will continue to use these types of marketing strategies. Additionally, downturns in the economy or the performance of retailers may result in a decrease in the demand for loyalty marketing and Aeroplan's products and services.

Supply and Capacity Costs

Aeroplan's costs may increase as a result of supply arrangements with Air Canada and other suppliers. Aeroplan may not be able to satisfy its members if the seating capacity made available to Aeroplan by Air Canada, Jazz and Star Alliance member airlines or other non-air rewards from other suppliers are inadequate to meet their redemption demands at specific prices.

If, upon the renegotiation of the rates charged to Aeroplan under the CPSA which takes place every three years beginning in the second quarter of 2007 or upon the expiry of the CPSA, Aeroplan is unable to negotiate new rates or a replacement agreement with Air Canada on similarly favourable terms or if Air Canada sharply reduces its seat capacity, Aeroplan may be required to pay more for seat capacity from Air Canada than the currently negotiated rates under the CPSA or to purchase seat capacity from other airlines. Seat capacity from other airlines could be more expensive than comparable seat capacity under the CPSA, and the routes offered by the other airlines may be inconvenient or undesirable to the redeeming members. As a result, Aeroplan would experience higher air travel redemption costs, while at the same time member satisfaction with the Aeroplan Program may be adversely affected by requiring travel on other carriers on certain routes.



Airline Industry Changes and Increased Airline Costs

Air travel rewards remain the most desirable reward for consumers. An increase in low cost carriers and the airline industry trend which has major airlines offering low cost fares may negatively impact the incentive for consumers of air travel services to book flights with Air Canada or participate in the Aeroplan Program. Similarly, any change which would see the benefits of Star Alliance reduced either through Air Canada's, or, less importantly, another airline's withdrawal from Star Alliance or its dissolution could also have a negative impact since Aeroplan's members would lose access to the existing portfolio of international reward travel. In addition, the growth or emergence of other airline alliance groups could have a negative impact on Aeroplan by reducing traffic on Air Canada and Star Alliance member airlines.

The airline industry has been subject to a number of increasing costs over the last several years, including increases in the cost of fuel and insurance, and increased airport user fees and air navigation fees. These increased costs may be passed on to consumers, increasing the cost of redeeming Aeroplan Miles for air travel rewards. This may negatively impact consumer incentive to participate in the Aeroplan Program.

Unfunded Future Redemption Costs

Aeroplan derives most of its Gross Billings from the sale of Aeroplan Miles to its commercial partners. The earnings process is not complete at the time an Aeroplan Mile is sold as Aeroplan incurs most of its costs on the redemption of the Aeroplan Mile. Based on historical data, the estimated period between the issuance of an Aeroplan Mile and its redemption is currently 30 months; however, Aeroplan has no control over the timing of the redemption of Aeroplan Miles or the number of Aeroplan Miles redeemed. Aeroplan currently uses Gross Billings (deferred revenue) in the fiscal year from the issuance of Aeroplan Miles to pay for the redemption costs incurred in the year. As a result, if Aeroplan were to cease to carry on business, or if redemption costs incurred in a given year were in excess of the revenues received in the year from the issuance of Aeroplan Miles, Aeroplan would face unfunded future redemption costs, which could increase Aeroplan's need for working capital and, consequently, affect distributions to unitholders. In recognition of that fact, Aeroplan has established a cash reserve equal to $400 million. See *Aeroplan Miles Redemption Reserve*. There can be no assurance that this cash reserve will be sufficient to cover all actual unfunded future redemption costs that may arise in the future.

Failure to Safeguard Aeroplan's Database and Consumer Privacy

As part of the Aeroplan Program, Aeroplan maintains a member database which contains member information including account transactions. Although Aeroplan has security procedures, it may still be vulnerable to potential unauthorized access to, or use or disclosure of member data. If Aeroplan experiences a security breach, Aeroplan's reputation may be negatively affected. An increased number of members may opt out from receiving marketing materials. The use of Aeroplan's marketing services by partners could decline in the event of any publicized compromise of security. Any public perception that Aeroplan released consumer information without authorization could subject Aeroplan to complaints and investigation by the Privacy Commissioner of Canada and/or provincial privacy commissioners and adversely affect Aeroplan's relationships with members and partners.


aeroplan

Consumer Privacy Legislation

The enactment of new, or amendments to existing, legislation or industry regulations relating to consumer privacy issues and/or marketing, including telemarketing, could have a material adverse impact on Aeroplan's marketing services. Any such legislation or industry regulations could place restrictions upon the collection and use of information and could adversely affect Aeroplan's ability to deliver its marketing services.

The Federal Privacy Act and Canadian provincial private sector legislation generally require organizations to obtain a consumer's consent to collect, use or disclose personal information. Under the Federal Privacy Act, which took effect on January 1, 2001, the nature of the required consent depends on the sensitivity of the personal information. Both the federal and provincial privacy laws permit personal information to be used only for the purposes for which it was collected. Under Canadian privacy legislation, Aeroplan members are permitted to voluntarily "opt out" from receiving various types of marketing material. Heightened consumer awareness of, and concern about, privacy may result in an increase in the number of customers "opting out". This would mean that Aeroplan's marketing services would only potentially reach a smaller pool of members.

Seasonal Nature of the Business, Other Factors and Prior Performance

Aeroplan has historically experienced considerably lower Gross Billings from the sale of Aeroplan Miles in the first and second quarters of the calendar year and higher Gross Billings from the sale of Aeroplan Miles in the third and fourth quarters of the calendar year. In addition, Aeroplan has historically experienced greater redemptions and therefore costs for rewards, in the first and second quarters of the calendar year and lower redemptions and related costs for rewards in the third and fourth quarters of the calendar year. This pattern results in significantly higher operating cash flow and margins in the third and fourth quarters for each calendar year compared to the first and second quarters.

Demand for travel rewards is also affected by factors such as economic conditions, war or the threat of war, fare levels and weather conditions. Due to these and other factors, operating results for an interim period are not necessarily indicative of operating results for an entire year, and operating results for a historical period are not necessarily indicative of operating results for a future period.

Regulatory Matters

Aeroplan's business is subject to several types of regulation, including legislation relating to privacy, transportation, competition, advertising and sales, and lotteries, gaming and publicity contests. As well, an increasing number of laws and regulations pertain to the Internet. These laws and regulations relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. In addition, Air Canada, one of Aeroplan's leading commercial partners, and several other Aeroplan partners operate in the highly regulated airline industry. Changes in regulations affecting Aeroplan, Air Canada, one of Aeroplan's other major partners or the airline industry generally, or the implementation of additional limitations or adverse regulatory decisions affecting such entities may have a material adverse effect on Aeroplan's business, results from operations and

financial condition.

Reliance on Key Personnel

The success of Aeroplan depends on the abilities, experience, industry knowledge and personal efforts of senior management and other key employees of Aeroplan, including their ability to retain and attract skilled employees. The loss of the services of such key personnel could have a material adverse effect on the business, financial condition or future prospects of Aeroplan. The growth plans may put additional strain and demand on senior management and key employees and produce risks in both productivity and retention levels. In addition, Aeroplan may not be able to attract and retain additional qualified management as needed in the future.

Labour Relations

Call centre agents are currently covered by a collective agreement between the CAW and Air Canada in place until 2009. While Aeroplan enjoys positive relations with the unionized call centre agents, if Air Canada faces labour disturbances resulting in work stoppages or other action instigated from within the larger bargaining unit, this could have a material adverse effect on Aeroplan's business. Furthermore, if at the expiration of the applicable collective agreement, the relevant parties are unable to renegotiate the collective agreement with the CAW, it could result in work stoppages and other labour disturbances which would similarly have a material adverse effect on Aeroplan's business. In addition, if the GSA is terminated by Air Canada, it could have a material adverse effect on Aeroplan's business in the event that Aeroplan is unable to hire a sufficient number of call centre agents during the six month termination period under the GSA.

Technological Disruptions and Inability to use Third-Party Software

Aeroplan's ability to protect its data and call centres against damage from fire, power loss, telecommunications failure and other disasters is critical. In order to provide many of its services, Aeroplan must be able to store, retrieve, process and manage large databases and periodically expand and upgrade its capabilities. While Aeroplan has in place, and continues to invest in, technology security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly. Any damage to Aeroplan's data and call centres, any failure of Aeroplan's telecommunication links that interrupts its operations or any impairment of Aeroplan's ability to use software licensed to it could adversely affect its ability to meet Aeroplan's partners' and members' needs and their confidence in utilizing Aeroplan in the future.

In addition, proper implementation and operation of technology initiatives is fundamental to Aeroplan's ability to operate a profitable business. Aeroplan continuously invests in new technology initiatives to remain competitive, and its continued ability to invest sufficient amounts to enhance technology will affect Aeroplan's ability to operate successfully. An inability to invest in technological initiatives would have a material adverse effect on Aeroplan's business, results from operations and financial condition.

Failure to Protect Aeroplan's Intellectual Property Rights

Third parties may infringe or misappropriate Aeroplan's trademarks or other intellectual property rights or may challenge the validity of Aeroplan's trademarks or other intellectual property rights, which could have a material adverse effect on Aeroplan's business, financial condition or operating results. The actions that Aeroplan takes to protect its trademarks and other



proprietary rights may not be adequate. Litigation may be necessary to enforce or protect Aeroplan's intellectual property rights, protect its trade secrets or determine the validity and scope of the proprietary rights of others. Aeroplan cannot ensure that it will be able to prevent infringement of its intellectual property rights or misappropriation of its proprietary information. Any infringement or misappropriation could harm any competitive advantage Aeroplan currently derives or may derive from its proprietary rights. Third parties may assert infringement claims against Aeroplan. Any such claims and any resulting litigation could subject Aeroplan to significant liability for damages. An adverse determination in any litigation of this type could require Aeroplan to design around a third party's patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in the diversion of Aeroplan's time and resources. Any claims from third parties may also result in limitations on Aeroplan's ability to use the intellectual property subject to these claims.

Interest Rate and Currency Fluctuations

Aeroplan may be exposed to fluctuations in interest rates under its borrowings. Increases in interest rates may have an adverse effect on the earnings of Aeroplan. In addition, Aeroplan's financial results are sensitive to the changing value of the Canadian dollar. In particular, Aeroplan is affected by fluctuations in the Canada/U.S. dollar exchange rate. The Corporation incurs expenses in U.S. dollars for such items as air, car rental and hotel rewards issued to redeeming Aeroplan members, while a substantial portion of its revenues are generated in Canadian dollars. A significant deterioration of the Canadian dollar relative to the U.S. dollar would increase the costs of the Company and could have an adverse effect on the Company's business, results from operations and financial condition. In addition, the Company may be unable to appropriately hedge the risks associated with fluctuations in exchange rates.

Leverage and Restrictive Covenants in Current and Future Indebtedness

The ability of the Fund, the Trust and Aeroplan to make distributions, pay dividends or make other payments or advances will be subject to applicable laws and contractual restrictions contained in the instruments governing any indebtedness of the Trust and/or Aeroplan (including the *Credit Facilities*). The degree to which Aeroplan is leveraged could have important consequences to the holders of the Units, including: (i) that Aeroplan's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; (ii) that a significant portion of Aeroplan's cash flow from operations may be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations; (iii) that certain of Aeroplan's borrowings will be at variable rates of interest, which exposes Aeroplan to the risk of increased interest rates; and (iv) that Aeroplan may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures. These factors may increase the sensitivity of distributable cash to interest rate variations.

In addition, the *Credit Facilities* contain a number of financial and other restrictive covenants that require Aeroplan to meet certain financial ratios and financial condition tests and limit Aeroplan's ability to enter into certain transactions. A failure to comply with the obligations in the *Credit Facilities* could result in a default which, if not cured or waived, could result in a termination of distributions by Aeroplan and permit acceleration of the relevant indebtedness. If the indebtedness under the *Credit Facilities*, including any possible hedge contracts with the lenders, were to be accelerated, there can be no assurance that the assets of Aeroplan would be sufficient to repay in full that indebtedness.

Aeroplan may need to refinance its available credit facilities or other debt and there can be no



assurance that Aeroplan will be able to do so or be able to do so on terms as favourable as those presently in place. If Aeroplan is unable to refinance these credit facilities or other debt, or is only able to refinance these credit facilities or other debt on less favourable and/or more restrictive terms, this may have a material adverse effect on Aeroplan's financial position, which may result in a reduction or suspension of cash distributions to Unitholders. In addition, the terms of any new credit facility or debt may be less favourable or more restrictive than the terms of the existing credit facilities or other debt, which may indirectly limit or negatively impact the ability of the Fund to pay cash distributions.

Economic Downturn

Aeroplan derives its revenues principally from the sale of Aeroplan Miles to its partners which is, ultimately dependant on consumer spending. Cyclical deviations in the economy, a prolonged recession or an increase in interest rates could have a material adverse effect on members spending with Aeroplan partners or the use of credit or charge cards. This could decrease Aeroplan's attractiveness to its commercial partners and their participation in the Aeroplan Program. These factors, individually or in combination, could have a material adverse effect on Aeroplan's business, results from operations and financial condition.

RISKS RELATED TO THE STRUCTURE OF THE FUND

Dependence on Aeroplan

The Fund is an unincorporated open-ended trust which will be entirely dependent on the operations and assets of Aeroplan through the indirect ownership of 49.7% of Aeroplan at December 31, 2006. Cash distributions to unitholders will be dependent on, among other things, the ability of the Trust to make cash distributions in respect of the Trust units, which, in turn, is dependent on Aeroplan making cash distributions. The ability of Aeroplan or the Trust to make cash distributions or other payments or advances will be subject to applicable laws and regulations and contractual restrictions contained in the instruments governing any indebtedness of those entities.

Cash Distributions Are Not Guaranteed and Will Fluctuate with the Business Performance

Although the Fund intends to distribute cash distributions received in respect of the Trust Units, less expenses and amounts, if any, paid by the Fund in connection with the redemption of Units, there can be no assurance regarding the amounts of income to be generated by Aeroplan's business or ultimately distributed to the Fund. The actual amount distributed in respect of the Units is not guaranteed and will depend upon numerous factors, including Aeroplan's profitability and its ability to sustain Adjusted EBITDA margins and the fluctuations in Aeroplan's working capital and capital expenditures, all of which are susceptible to a number of risks.

Unitholder Liability

The Fund Declaration of Trust provides that no unitholder shall be subject to any liability whatsoever to any person in connection with a holding of Units. However, in jurisdictions outside the Provinces of Ontario, Québec and Alberta, there remains a risk, which is considered by the Fund to be remote in the circumstances, that a unitholder could be held personally liable, despite such statement in the Fund Declaration of Trust, for the obligations of the Fund to the extent that claims are not satisfied out of the assets of the Fund. The affairs of the Fund are

conducted to seek to minimize such risk wherever possible.

Dilution of Existing Unitholders and Limited Partnership Unitholders

The Fund Declaration of Trust authorizes the Fund to issue an unlimited number of Units for that consideration and on those terms and conditions as shall be established by the Trustees without the approval of any Unitholders. The Unitholders will have no pre-emptive rights in connection with such further issues. Additional Units will be issued by the Fund in connection with the indirect exchange of the LP Units held by ACE. In addition, Aeroplan is permitted to issue additional LP Units for any consideration and on any terms and conditions.

Control of Aeroplan

At December 31, 2006, ACE owned 100,545,835 units of Aeroplan representing 50.3% of the voting interests in Aeroplan. Voting control enables ACE to determine all matters requiring securityholder approval.

Under a securityholders' agreement entered into on June 29, 2005, ACE has the ability to nominate a majority of the members of the Board of Directors. ACE effectively, through its representation on the Board of Directors, has sufficient voting power to prevent a change in control of Aeroplan. The Fund has a majority interest in Aeroplan following the January 10, 2007 exchange and distribution transactions completed by ACE, and minority representation on the Board of Directors.

The interests of ACE may conflict with those of Fund unitholders.

Future Sales of Units by or for ACE

ACE holds 50.3% of the outstanding units of Aeroplan which, pursuant to the investor liquidity agreement, can be liquidated at any time, subject to certain conditions thereby causing the issuance of additional units of the Fund. ACE has also been granted certain registration rights by the Fund. If ACE liquidates substantial amounts of units in the public market, the market price of the Fund units could fall. The perception among the public that these sales will occur could also produce such effect.

Restrictions on Potential Growth

The payout by Aeroplan of substantially all of its operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of Aeroplan and its cash flow.

Restrictions on Certain Unitholders and Liquidity of Units

The Fund Declaration of Trust imposes various restrictions on unitholders. Non-resident unitholders are prohibited from beneficially owning more than 49.9% of the units. These restrictions may limit (or inhibit the exercise of) the rights of certain Unitholders, including non-residents of Canada and U.S. persons, to acquire units, to exercise their rights as unitholders and to initiate and complete take-over bids in respect of the Units. As a result, these restrictions may limit the demand for units from certain unitholders and thereby adversely affect the liquidity

and market value of the units held by the public.

Proposed Changes to the Canadian Federal Income Tax Treatment of Income Trusts

On October 31, 2006, the Minister of Finance (Canada) announced new tax proposals concerning the taxation of income trusts and other flow-through entities and tabled a Notice of ways and means motion to amend the Income Tax Act in that regard (the "October Proposal"). The October Proposal was followed on December 21, 2006 by the release of draft legislation by the Department of Finance (Canada) (the "draft legislation" and, together with the October Proposal, the "2006 Proposed Amendments") concerning the distribution tax on publicly traded income trusts and partnerships. The 2006 Proposed Amendments, if enacted as currently drafted, will subject the Fund to trust level taxation as of January 1, 2011, which will reduce the amount of cash available for distributions to unitholders. Based on the proposed rate of such tax, the Fund estimates that the enactment of the 2006 Proposed Amendments will, commencing on January 1, 2011, reduce the amount of cash available to the Fund for distribution to its unitholders by an amount equal to 31.5% multiplied by the amount of pre-tax income (other than taxable dividends) distributed by the Fund and there can be no assurance that the Fund will be able to maintain the level of distributions commencing in 2011. There can be no assurance that the Fund will be able to retain the benefit of the deferred application of the new tax regime until 2011. If the Fund is deemed to have undergone "undue expansion", as described in the Guidelines on Normal Growth issued by the Department of Finance (Canada) on December 15, 2006, during the period from and including November 1, 2006 to December 31, 2010, the 2006 Proposed Amendments would become effective on a date earlier than January 1, 2011. Loss of the benefit of the deferred application of the new tax regime until 2011 could have a material and adverse effect on the value of units.

On December 15, 2006, the Department of Finance (Canada) issued a press release that provides guidance on what the Department of Finance means by normal growth (the "Normal Growth Guidelines"). The Department of Finance indicated that an income trust or other flow-through entity will not lose the benefit of the deferred application of the new tax regime to 2011 if the aggregate amount of new equity (which will include units and debt that is convertible into units and potentially other substitutes for such equity) issued by it before 2008 does not exceed the greater of $50.0 million and an objective "safe harbour" amount equal to 40% of the trust's market capitalisation as of the end of trading on October 31, 2006 (measured in terms of the value of a trust's issued and outstanding publicly-traded units (not including debt, options or other interests that were convertible into units of the trust)) ("October 31, 2006 Market Capitalisation"). The "safe harbour" for the intervening years up to 2011 will be as follows:

Time Period	Safe Harbour Amount
November 1, 2006 to December 31, 2007	40% of October 31, 2006 Market Capitalisation
2008	20% of October 31, 2006 Market Capitalisation
2009	20% of October 31, 2006 Market Capitalisation
2010	20% of October 31, 2006 Market Capitalisation



As the above-noted table illustrates, in the aggregate, a publicly traded income trust or other flow-through entity can incrementally increase its equity capital by 100% of its October 31, 2006 Market Capitalisation. The Fund's October 31, 2006 Market Capitalisation was approximately $ 792 million.

Nature of Distributions

The after-tax return for any units owned by unitholders which are subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the Fund (portions of which may be fully or partially taxable or may be tax deferred). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to Unitholders. The 2006 Proposed Amendments would, if enacted, apply a tax on certain income earned by a specified investment flow through trust ("SIFT Trust"), as well as treat the taxable distributions received by investors from such entity as taxable dividends. As currently drafted, the 2006 Proposed Amendments do not change the tax treatment of distributions that are paid as a return of capital by SIFT Trust but there can be no assurance that the final legislation implementing the 2006 Proposed Amendments will maintain such tax treatment. As currently drafted, the 2006 Proposed Amendments will not apply to income trusts, the units of which were publicly traded as of October 31, 2006, such as the Fund, until January 1, 2011, subject to issues of "undue expansion" discussed further herein.

ADDITIONAL INFORMATION

Additional information relating to the Fund and to Aeroplan, including the Fund's Annual Information Form, is available on SEDAR at www.sedar.com or on Aeroplan's website at www.aeroplan.com under About Aeroplan - Investor Relations.

aeroplan



income fund

Consolidated Financial Statements

For the year and period ended
December 31st, 2006 and 2005



PricewaterhouseCoopers
LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 205 5675

February 7, 2007

AUDITORS' REPORT

To the Unitholders of Aeroplan Income Fund.

We have audited the consolidated statement of financial position of Aeroplan Income Fund as at December 31, 2006 and December 31, 2005 and the consolidated statements of operations and cash flows for the year ended December 31, 2006 and for the period from May 12, 2005 to December 31, 2005. These consolidated financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants



income fund

Management's Report

The accompanying consolidated financial statements of Aeroplan Income Fund are the responsibility of management and have been approved by the Board of Trustees. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include some amounts and assumptions based on management's best estimates which have been derived with careful judgement.

In fulfilling its responsibilities, management of the Fund has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the financial statements. The Board of Trustees reviews and approves the Fund's consolidated financial statements.

February 7th, 2007

(signed) "Rupert Duchesne"

RUPERT DUCHESNE

President and Chief Executive Officer

(signed) "Pierre Duhamel"

PIERRE DUHAMEL

Executive Vice President and Chief Financial Officer



income fund

Consolidated Statements of Earnings and Accumulated Deficit

(in thousands of dollars, except unit and per unit amounts)

		For the year ended December 31	May 12 to December 31
		2006	2005
Earnings			
Distributions earned, prior to March 3, 2006, under cost accounting		$ 3,352	$ 10,169
Proportionate share of Aeroplan's net earnings from March 3, 2006	Note 3	17,800	-
		21,152	10,169
Operating expenses		(495)	-
Interest income		28	4
Net earnings for the period		**20,685**	**10,173**
Distributions declared	Note 4	(37,301)	(10,169)
Accumulated earnings (deficit), beginning of period		4	-
Accumulated earnings (deficit), end of period		**$ (16,612)**	**$ 4**
Weighted average number of units		**50,739,017**	**28,750,000**
Earnings per unit			
Basic		**$ 0.4077**	**$ 0.3538**

The accompanying notes are an integral part of these financial statements.



income fund

Consolidated Statements of Financial Position

(In thousands of dollars, except unit and per unit amounts)

As at		December 31 2006	December 31 2005
Assets			
Current assets			
Cash		$ 32	$ 4
Distribution receivable	Note 4	6,962	1,676
		6,994	1,680
Investment in Aeroplan, at equity (at cost in 2005)	Note 3	1,375,588	285,250
		$ 1,382,582	**$ 286,930**
Liabilities and Unitholders' equity			
Current liabilities			
Distribution payable	Note 4	$ 6,962	$ 1,676
		6,962	1,676
Unitholders' equity			
Unitholders' capital	Note 5	1,392,232	285,250
Accumulated earnings (deficit)		(16,612)	4
		1,375,620	285,254
		$ 1,382,582	**$ 286,930**
Guarantees	Note 6		

Approved by the Trustees

(signed) Roman Doroniuk
Roman Doroniuk
Trustee

(signed) Pierre Marc Johnson
Pierre Marc Johnson
Trustee

The accompanying notes are an integral part of these financial statements.





Consolidated Statements of Cash Flows

(in thousands of dollars, except unit and per unit amounts)

	For the year ended December 31 2006	May 12 to December 31 2005
Cash flows from (used in)		
Operating activities		
Net earnings for the period	$ 20,685	$ 10,173
Items not affecting cash		
Distributions earned	(3,352)	-
Proportionate share of Aeroplan's net earnings from March 3, 2006	(17,800)	-
Distributions received from Aeroplan	32,511	-
Changes in non-cash working capital items		
Distributions receivable	-	(1,676)
	32,044	8,497
Investing activities		
Investment in Aeroplan	-	(287,500)
	-	(287,500)
Financing activities		
Distributions paid to unitholders	(32,016)	(8,493)
Issue of units	-	287,500
	(32,016)	279,007
Net change in cash	28	4
Cash, beginning of period	4	-
Cash, end of period	$ 32	$ 4

The accompanying notes are an integral part of these financial statements.

1. Description of the Fund

Aeroplan Income Fund (the "Fund") is an unincorporated, open-ended trust established under the laws of the Province of Ontario on May 12, 2005 pursuant to the Fund Declaration of Trust. The Fund qualifies as a "mutual fund trust" for the purposes of the Income Tax Act (Canada). The principal and head office of the Fund is located at 5100 de Maisonneuve Boulevard West, Montreal, Québec, H4A 3T2. The Fund has been established to acquire and hold, directly or indirectly, investments in Aeroplan Limited Partnership ("Aeroplan") and its general partner Aeroplan Holding GP Inc. ("General Partner"), a customer loyalty marketing company, and such other investments as the Trustees may determine.

The Fund is entirely dependent on distributions from Aeroplan to make its own distributions.

2. Summary of significant accounting policies

Generally accepted accounting principles These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Principles of consolidation The consolidated financial statements include the accounts of the Fund and Aeroplan Trust (the "Trust"), its wholly-owned holding trust. All intercompany transactions have been eliminated.

Investment The investments in Aeroplan and the General Partner are accounted for under the equity method. The Fund records its proportionate share of Aeroplan's net earnings, calculated on the same basis as if they had been consolidated, since March 3, 2006. Distributions declared and paid by Aeroplan reduce the carrying value of the investment.

Distributions Distributions receivable from the Fund's investment in units of Aeroplan are recorded when declared. Distributions payable by the Fund to its unitholders are recorded when declared.

Income taxes The Fund is a mutual fund trust for income tax purposes. As a result, the Fund is only taxable on any amount not allocated to unitholders. These financial statements do not reflect any income taxes as the Fund is committed to distribute to its unitholders all or virtually all of its taxable income and taxable capital gains and the Fund intends to comply with the provisions of the Income Tax Act that permit the deduction of distributions to unitholders from the Fund's taxable income and taxable capital gains.

On October 31, 2006, the Minister of Finance (Canada) announced proposed tax legislation rendering income trusts taxable commencing in 2011. In the event the Fund becomes a taxable entity, income taxes payable will reduce net earnings and will affect funds available for distributions by an equivalent amount.

Financial instruments Distributions receivable and distributions payable are reflected in the financial statements at their carrying values, which approximate fair value because of the short term maturity of these financial instruments.

Use of estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts

reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investment in Aeroplan & Aeroplan Holding GP Inc.

The Fund filed a prospectus dated June 22, 2005 relating to the initial public offering of 25,000,000 Fund Units for $250 million.

Concurrent with the closing, the Fund used the proceeds from the sale of its units to invest in limited partnership units of Aeroplan, through a newly constituted wholly-owned trust, the Trust. The Fund acquired indirectly 25,000,000 (12.5%) of the limited partnership units of Aeroplan in exchange for cash consideration of $250 million. Costs related to the offering of $18.0 million were paid by Aeroplan. The cost of the investment has been reduced by the Fund's proportionate share of these costs which amounted to $2.25 million. In addition, on June 30, 2005 as a result of the exercise by the underwriters of the over-allotment option related to the offering, the Fund purchased through the Trust an additional 3,750,000 Aeroplan units from ACE Aviation Holdings Inc. ("ACE"), Aeroplan's parent company for cash consideration of $37.5 million. Costs related to this sale amounting to $2.1 million were borne by ACE.

At December 31, 2005, the Fund owned 28,750,000 limited partnership units or 14.4% of Aeroplan at a net cost of $285.3 million, after deducting the Fund's proportionate share of costs of $2.25 million related to the initial public offering. In addition, the Fund held 28,750,000 common shares or 14.4% of the General Partner, which were acquired concurrent with the acquisition of the Aeroplan units.

On March 3, 2006 and March 31, 2006, ACE transferred 20,204,165 and 500,000 Aeroplan units to the Fund in exchange for Fund Units pursuant to the investors' liquidity agreement (the "Investors' Liquidity Agreement") dated June 29, 2005. The 20,204,165 Fund Units were then distributed to ACE's shareholders and the 500,000 Fund Units were contributed to a trust in order to fund grants to employees under Aeroplan's Initial Long-term Incentive Plan. On December 28 2006, ACE exchanged 50,000,000 Aeroplan units for an equivalent amount of Fund Units which were distributed to ACE's shareholders of record on January 10, 2007. As a result of these transactions, at December 31, 2006, the Fund held 49.7% of Aeroplan, compared to 14.4% at December 31, 2005, with ACE holding the remaining 50.3% at December 31, 2006, compared to 85.6% at December 31, 2005.

During the quarter ended September 30, 2006, an independent valuation of the identifiable assets of Aeroplan at March 3, 2006 was obtained. This valuation has been updated for the December 28, 2006 transaction, which was accounted for as a step acquisition. The value of the identifiable assets and their estimated useful life is detailed as follows:

in millions	March 3, 2006	Dec. 28, 2006	Fund's proportionate share			Estimated useful life (years)
			March 3, 2006 24.7%	Dec 28, 2006 25%	Total 49.7%	
	$	$	$	$	$	
Fair value of Aeroplan	2,480.0	3,400.0	612.6	850.0	1,462.6	
Net book value of Aeroplan	(992.0)	(1,000.0)	(245.0)	(250.0)	(495.0)	
Purchase price discrepancy, allocated as follows:	**3,472.0**	**4,400.0**	**857.6**	**1,100.0**	**1,957.6**	
Finite life assets						
Commercial partners' contracts	1,220.0	1,600.0	301.3	400.0	701.3	15 and 25
Technology	39.0	40.0	9.6	10.0	19.6	5
	1,259.0	1,640.0	310.9	410.0	720.9	
Indefinite life assets						
Trade name	260.0	280.0	64.2	70.0	134.2	Indefinite
Goodwill	1,953.0	2,480.0	482.5	620.0	1,102.5	Indefinite
	2,213.0	2,760.0	546.7	690.0	1,236.7	
	3,472.0	**4,400.0**	**857.6**	**1,100.0**	**1,957.6**	

The Fund's proportionate share of Aeroplan's net earnings since March 3, 2006 of $17.8 million includes an $11.9 million amortization charge for the year ended December 31, 2006, for finite life intangibles (commercial partner contracts and technology).

During the last quarter of 2006, the estimated useful life of the technology was revised from 10 to 5 years. This change was applied prospectively and resulted in an additional amortization charge of $73,000.

The following table details the carrying value of the investment:

in millions, except for unit amounts	December 31, 2006	December 31, 2005
	$	$
28,750,000 units of Aeroplan acquired on June 29, 2005, net of issue costs of $2.25 million	285.3	285.3
20,204,165 units exchanged by ACE and distributed to ACE shareholders on March 3, 2006	250.5	-
500,000 units exchanged by ACE and contributed to Aeroplan's Initial Long-term Incentive Plan on March 31, 2006	6.4	-
50,000,000 units exchanged by ACE on December 28, 2006 and distributed to ACE shareholders on January 10, 2007	850.0	
Proportionate share of Aeroplan's net earnings since March 3, 2006	17.8	-
2006 priority distribution received	(0.5)	
Distributions declared by Aeroplan since March 3, 2006	(33.9)	-
	1,375.6	**285.3**

4. Distributions

Distributions declared to the unitholders of record on the last business day of the month during the years ended December 31, 2006 and 2005 amounted to approximately $37.3 million and $10.2 million, respectively as follows:

Record date	2006		2005	
	Amount	Amount per Fund Unit	Amount	Amount per Fund Unit
	$	$	$	$
January	1,676,125	0.0583	-	-
February	1,676,125	0.0583	-	-
March	2,883,178	0.0583	-	-
April	2,883,178	0.0583	-	
May	2,883,178	0.0583	-	-
June	2,883,178	0.0583	-	-
July	3,090,885	0.0625	1,788,250	0.0622
August	3,090,885	0.0625	1,676,125	0.0583
September	3,090,885	0.0625	1,676,125	0.0583
October	3,090,885	0.0625	1,676,125	0.0583
November	3,090,885	0.0625	1,676,125	0.0583
December	6,961,792	0.0700	1,676,125	0.0583
	37,301,179	**0.7323**	**10,168,875**	**0.3537**

The monthly distributions are dependent on Aeroplan's monthly distributions, which totalled $0.7323 per Fund Unit for 2006. In accordance with the limited partnership agreement, priority distributions are to be made to the Fund in order to cover the Fund's operating expenses. During 2006, the Fund received $0.5 million ($nil in 2005) as a priority distribution and reimbursed the amounts owed to Aeroplan in respect of its operating expenses paid by Aeroplan.

5. Units

The Fund may issue an unlimited number of units ("Fund Units") for the consideration of, and on the terms and conditions determined by, the Trustees. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distribution from the Fund. All Fund Units are of the same class and have equal rights and privileges.

Fund Units are redeemable at any time on demand by the unitholder. The redemption price per Fund Unit is equal to the lesser of 90% of the market price on the date of surrender of the unit for redemption and 100% of the closing market price on the redemption date.

The issued and outstanding Fund units are summarized as follows:

Number of units	Description	2006	2005
		$	$
28,750,000	Issued for $10 each, net of issue costs of $2,250,000	285,250,000	285,250,000
20,204,165	Issued on March 3, 2006 for $12.40 each	250,531,646	-
500,000	Issued on March 30, 2006 for $12.90 each	6,450,000	-
50,000,000	Issued on December 28, 2006 for $17.00 each	850,000,000	-
99,454,165	**Total**	**1,392,231,646**	**285,250,000**

In connection with the initial public offering and the over-allotment option, the Fund issued 25,000,000 Fund Units on June 29, 2005 and 3,750,000 Fund Units on June 30, 2005 for $10 each. As a result, at June 30, 2005, the total number of Fund Units issued was 28,750,000 for total consideration of $285.3 million, net of $2.25 million representing the Fund's proportionate share of the $18.0 million of offering costs paid by Aeroplan.

Under the terms of the Investors' Liquidity Agreement dated June 29, 2005, the non-subordinated units held by ACE in Aeroplan are exchangeable for Fund Units on a one-to-one basis. The subordinated units of Aeroplan held by ACE became exchangeable after December 31, 2006. The Fund had reserved 171,250,000 Fund Units for the exercise of the exchange right, of which 100,545,835 remained available at December 31, 2006 for future exchanges (see note 8). The exchange right expires once all limited partnership units of Aeroplan held by ACE have been exchanged. ACE also has liquidity rights, which require the Trust, on a best efforts basis, to purchase a number of non-subordinated (exchangeable) Aeroplan units for a cash payment equal to the net proceeds of an offering of an equivalent number of Fund Units. The Investors' Liquidity Agreement also provides for registration and piggy-back rights subject to certain restrictions.

During the year, ACE exercised its exchange right in connection with the transactions described in note 3, and the Fund issued 20,204,165 Fund Units at $12.40 each (representing the closing price on March 3), 500,000 Fund Units at $12.90 each (representing the closing price on March 31) and 50,000,000 Fund Units at $17.00 each (representing the closing price on December 28), for a total number of Fund Units issued and outstanding at December 31, 2006 of 99,454,165 for total consideration of $1,392.2 million.

6. Guarantees

The Trust has guaranteed payment of Aeroplan's borrowings under its credit facilities. This guarantee is supported by first ranking security over all of the present and future assets of the Trust, including a first ranking pledge of all securities held by the Trust in Aeroplan and the General Partner. In addition, both the Trust and the Fund have agreed not to carry on any business, encumber or dispose of any assets, enter into any mergers, own any assets or incur any debt, other than the business of a holding trust or an income fund, and the ownership of securities of Aeroplan and the General Partner, and as otherwise permitted by their respective Declarations of Trust.

As at December 31, 2006 and 2005, Aeroplan had authorized credit facilities of $475.0 million, of which $300.0 million had been drawn.

7. Contingent liabilities

The Fund Declaration of Trust provides that the Trustees will act honestly and in good faith with a view to the best interests of the Fund and in connection with that duty will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Fund Declaration of Trust provides that each Trustee will be entitled to indemnification from the Fund in respect of the exercise of the Trustee's power and the discharge of the Trustee's duties, provided that the Trustee acted honestly and in good faith with a view to the best interests of all unitholders or, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the Trustee had reasonable grounds for believing that his/her conduct was lawful. No claims with respect to such occurrences have been made and, as such, no amount has been recorded in this statement of financial position with respect to these indemnifications.

8. Subsequent event

On January 10, 2007, ACE transferred 60,000,000 Aeroplan units to the Fund in exchange for Fund Units pursuant to the Investors' Liquidity Agreement. ACE owns 60,012,657 units of the Fund. As a result, the Fund holds 79.7% of Aeroplan and ACE holds 20.3% of Aeroplan directly and approximately 30.0% indirectly (through the holding of 37.6% of the Fund) for a total of approximately 50.3%. Commencing January 10, 2007, the Fund will consolidate the results of Aeroplan in its financial statements.


aeroplan

limited partnership

Consolidated Financial Statements

For the years ended
December 31st, 2006 and 2005



PricewaterhouseCoopers
LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 205 5675

February 7, 2007

AUDITORS' REPORT

To the Partners of Aeroplan Limited Partnership.

We have audited the consolidated statement of financial position of Aeroplan Limited Partnership as at December 31, 2006 and December 31, 2005 and the consolidated statements of operations, partners' deficiency and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the partnership as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants



limited partnership

Management's Report

The accompanying consolidated financial statements of Aeroplan Limited Partnership are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include some amounts and assumptions based on management's best estimates which have been derived with careful judgement.

In fulfilling its responsibilities, management of Aeroplan has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the financial statements. The Audit, Finance and Risk Committee of the Board of Directors reviews Aeroplan's consolidated interim financial statements and recommends their approval by the Board of Directors.

February 7th, 2007

(signed) "Rupert Duchesne"

RUPERT DUCHESNE

President and Chief Executive Officer

(signed) "Pierre Duhamel"

PIERRE DUHAMEL

Executive Vice President and Chief Financial Officer



limited partnership

Consolidated Statements of Operations

(in thousands of dollars, except unit and per unit amounts)

		For the years ended December 31	
		2006	2005
Operating Revenue			
Aeroplan Miles revenue			
Aeroplan Miles redeemed		$ 584,188	$ 469,482
Breakage		125,081	113,401
		709,269	582,883
Tier management, contact centre management and marketing fees from Air Canada	Note 3	10,121	12,666
Other revenue		49,997	44,352
		769,387	639,901
Cost of rewards	Note 3	465,254	397,042
Gross margin		304,133	242,859
Operating Expenses			
Selling, general and administrative	Note 3	149,406	132,459
Depreciation and amortization		14,260	8,491
		163,666	140,950
Operating Income		140,467	101,909
Interest on long-term debt		(15,075)	(6,315)
Interest income		20,016	5,649
Amortization of deferred financing charges	Note 7	(1,879)	(939)
Net earnings for the year		**$ 143,529**	**$ 100,304**
Weighted average number of Units		**199,707,713**	**187,739,727**
Earnings per unit			
Basic		**$ 0.7187**	**$ 0.5343**

The accompanying notes are an integral part of these financial statements.



limited partnership

Consolidated Statements of Financial Position

(In thousands of dollars, except unit and per unit amounts)

As at		December 31 2006	December 31 2005
Assets			
Current assets			
Cash and cash equivalents	Note 6	$ 166,939	$ 365,874
Short-term investments	Note 6	452,797	98,977
Accounts receivable		69,997	76,541
Prepaid expenses		2,413	2,300
		692,146	543,692
Deferred charges	Note 7	4,321	6,399
Capital assets	Note 5	1,638	1,834
Software	Note 5	39,653	35,671
Goodwill		86,625	86,625
		$ 824,383	**$ 674,221**
Liabilities and Partners' Deficiency			
Current liabilities			
Accounts payable and accrued liabilities	Note 3	$ 38,960	$ 32,755
Deferred revenue	Note 10	798,558	679,714
Distributions payable	Note 3	19,000	16,324
		856,518	728,793
Long-term debt	Note 9	300,000	300,000
Deferred revenue	Note 10	667,921	644,183
		1,824,439	1,672,976
Partners' deficiency	Note 12	(1,000,056)	(998,755)
		$ 824,383	**$ 674,221**
Guarantees, contingencies and commitments	Notes 3, 8, 11 & 14		

Approved on behalf of AEROPLAN LIMITED PARTNERSHIP
by Aeroplan Holding GP Inc., its general partner

(signed) Rupert Duchesne
Rupert Duchesne
Director

(signed) Roman Doroniuk
Roman Doroniuk
Director

The accompanying notes are an integral part of these financial statements.

(in thousands of dollars, except unit and per unit amounts)

For the years ended December 31, 2006 and 2005

		Partners' capital	Accumulated Earnings	Contributed Surplus	Distributions [a]	Total
Balance, December 31, 2004		**$ -**	**$ 158,827**	**$ -**	**$ (1,108,356)**	**$ (949,529)**
Net earnings for the year			100,304			100,304
Issuance of 25 million units to the Fund	Note 12	232,000				232,000
Distributions, pre and concurrent with offering	Note 1				(311,000)	(311,000)
Monthly distributions, post offering	Note 12				(70,740)	(70,740)
Accretion related to officers' compensation in the form of ACE options	Note 2			210		210
Balance, December 31, 2005		**$ 232,000**	**$ 259,131**	**$ 210**	**$ (1,490,096)**	**$ (998,755)**
Net earnings for the year			143,529			143,529
Priority distribution to the Fund	Note 12				(495)	(495)
Monthly distributions	Note 12				(146,460)	(146,460)
Fund Units contributed by ACE and held by the initial long-term incentive plan	Note 13	(3,461)		3,461		-
Fund Units held by other stock-based compensation plans	Note 13	(2,473)				(2,473)
Accretion related to officers' compensation in the form of ACE options	Note 2			112		112
Accretion related to initial long-term incentive plan				3,842		3,842
Accretion related to other stock-based compensation plans				644		644
Balance, December 31, 2006		**$ 226,066**	**$ 402,660**	**$ 8,269**	**$ (1,637,051)**	**$ (1,000,056)**

[a] *Distributions includes a $506,903 deficit created on inception of the Partnership*

The accompanying notes are an integral part of these financial statements.



limited partnership
Consolidated Statements of Cash Flows

(in thousands of dollars, except unit and per unit amounts)

	For the years ended December 31	
	2006	**2005**
Cash flows from (used in)		
Operating activities		
Net earnings for the year	$ 143,529	$ 100,304
Items not affecting cash		
Depreciation & amortization	16,139	9,707
Stock-based compensation	3,621	-
Changes in non-cash working capital items and deferred revenue		
Related party accounts payable and/or receivable	4,080	53,992
Third party accounts receivable	6,544	(17,447)
Third party accounts payable and accrued liabilities	7,068	3,973
Deferred revenue	142,582	171,903
Other	(113)	(1,803)
Deferred compensation	-	(265)
Funding of stock-based compensation plans	(2,473)	-
	177,448	220,060
	320,977	320,364
Investing activities		
Increase in short-term investments	(353,820)	(98,977)
Additions to capital assets and software	(21,923)	(15,284)
	(375,743)	(114,261)
Financing activities		
Monthly distributions	(144,169)	(54,306)
Distribution to ACE as a result of reorganization	-	(125,000)
Payment of working capital note due to ACE	-	(186,000)
Repayment of revolving credit facility	-	(18,000)
Issue of partnership units, net of costs paid	-	234,467
Offering costs of the Fund paid	-	(2,250)
Deferred financing costs	-	(7,140)
Credit facilities drawn	-	318,000
	(144,169)	159,771
Net change in cash and cash equivalents	(198,935)	365,874
Cash and cash equivalents, beginning of year	365,874	-
Cash and cash equivalents, end of year	**$ 166,939**	**$ 365,874**
Interest paid	**$ 14,078**	**$ 6,443**

The accompanying notes are an integral part of these financial statements.

(Tables in thousands of dollars, except unit and per unit amounts)

1. Nature of operations and basis of presentation

Aeroplan Limited Partnership ("Aeroplan") is a limited liability partnership registered in the province of Québec. On June 17, 2005, the partnership carrying on the business changed its name from Aeroplan Limited Partnership to APLN Limited Partnership ("APLN"). On June 29, 2005, APLN and Aeroplan entered into an acquisition agreement pursuant to which Aeroplan acquired all of APLN's assets and assumed all of APLN's liabilities in exchange for the issuance of 175 000,000 limited partnership units, an acquisition promissory note of $125.0 million and a working capital note of $186.0 million. As both APLN and Aeroplan were under common control at the time of the transfer, the transaction was accounted for as a continuity of interests. The issuance of the acquisition promissory and working capital notes was accounted for as distributions to ACE Aviation Holdings Inc. ("ACE") of $311.0 million. The acquisition promissory note was settled on June 29, 2005. The working capital note, which was due October 31, 2005 or earlier at Aeroplan's option, was repaid in September 2005. In addition, on June 29, 2005, in conjunction with an initial public offering of the Aeroplan Income Fund (the "Fund"), a fund established to acquire and hold an interest in Aeroplan, the Partnership indirectly issued 25 million units to the Fund for cash consideration of $250.0 million. Costs of $18.0 million paid by Aeroplan have been applied against the Partners' capital account. APLN was liquidated resulting in its assets being distributed to ACE, and ACE holding the Aeroplan units directly.

ACE is the parent company of Air Canada and in 2005, up to its date of liquidation, APLN (then Aeroplan Limited Partnership) was wholly-owned, directly and indirectly, by ACE.

Aeroplan operates a premier loyalty program (the "Aeroplan Program") that provides its commercial partners with loyalty marketing services and offers its members the ability to accumulate Aeroplan Miles through its partner network. Accumulated Aeroplan Miles may be redeemed for air travel rewards from Air Canada and its Star Alliance partners and for other reward products and services.

The General Partner of Aeroplan is Aeroplan Holding GP Inc. (the "General Partner"), which holds an economic interest of 0.0000005%, or one unit.

For purposes of these financial statements, the term "the Partnership" refers collectively to APLN and Aeroplan.

2. Summary of significant accounting policies

These financial statements are expressed in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada.

Principles of consolidation

These financial statements include the accounts of Aeroplan and 1209233 Alberta Ltd., its wholly owned subsidiary, and the accounts of variable interest entities for which Aeroplan is the primary beneficiary. All inter-company and inter-entity balances and transactions are eliminated.

Partnership

These financial statements are those of a partnership and do not reflect the assets, liabilities, revenues and expenses of its partners.

Variable interest entities

Accounting Guideline 15 (AcG-15) relates to consolidation principles for certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG-15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its consolidated financial statements.

An entity is classified as a variable interest entity ("VIE") under AcG-15 if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that will absorb a majority of the expected losses or will receive the majority of the expected residual returns or both, as a result of ownership, contractual or other financial interests in the VIE.

Management has reviewed its ownership, contractual, and financial interests in other entities and determined that other than the consolidation of the Initial Long-Term Incentive Plan, the On-Going Long-Term Incentive Plan and the Omnibus Plan, which came into effect during 2006 and are described under Stock-based compensation, this guideline does not impact the financial statements of Aeroplan.

Revenue recognition and cost of rewards

Aeroplan derives its revenues primarily from the sale of Aeroplan Miles to Air Canada, its affiliates and other commercial partners, which are referred to as Gross Billings. Aeroplan Miles issued for promotional purposes, at a discount or no value, are also included in Gross Billings at their issue price. These Gross Billings are deferred and recognized as revenue either upon the redemption of Aeroplan Miles by members or in accordance with the accounting policy for breakage Revenue recognized per Aeroplan Mile redeemed is calculated on a weighted average basis. Breakage represents the estimated Aeroplan Miles that are not expected to be redeemed by members. Breakage is estimated by management based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The

(Tables in thousands of dollars, except unit and per unit amounts)

estimated breakage factor used has been 17% since September 2004 and was 19% prior to September 2004. Aeroplan's policy is to review the breakage estimate with the assistance of two independent firms of experts every two years or earlier if monitoring of pertinent indicators by management suggests that a significant change in breakage may have occurred. In accordance with this policy, management received two reports on breakage in 2006. As these studies used data only up to December 31, 2005, which did not take into account the impact of the ClassicPlus Flight rewards program introduced in October of 2006, management will have these reports updated in 2007. Changes in the breakage factor are accounted for as follows: in the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to revenue; and for subsequent periods, the revised estimate is used. Breakage is recognized rateably over a period of 30 months, the estimated average life of an Aeroplan Mile.

Aeroplan may sell Aeroplan Miles directly to members. Revenue from these sales to members is recognized at the time the member redeems Aeroplan Miles for rewards.

Cost of rewards representing the amount paid by Aeroplan to Air Canada or other providers of the reward is accrued when the member redeems the Aeroplan Miles.

Fees charged to Air Canada for the management of the frequent flyer tier membership program, for the management of the contact centre and for marketing services are recognized when the services are rendered.

Other revenue consists primarily of charges to members for services rendered to members including booking, change and cancellation fees, and other miscellaneous amounts. Revenue from these sources is recognized when the service is performed.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Employee future benefits

All of the contact centre agents are employees of Air Canada, contractually assigned to Aeroplan and as such, for the purpose of preparing these financial statements, are considered to be Aeroplan's employees. These agents and certain administrative employees are members of Air Canada-sponsored defined benefit pension plans. The pension costs related to these employees are accounted for under defined contribution provisions as applicable in these circumstances. In addition, these employees also participate in Air Canada-sponsored health, life and disability future benefit plans.

Substantially all Aeroplan employees, excluding the contact centre agents, participate in Aeroplan's defined contribution pension plans established in 2002 and 2005, which provide pension benefits based on the accumulated contributions and fund earnings.

The Partnership accounts for its employee future benefit costs following the standards on defined contribution plans. The cost of the future employee benefits includes the contributions required to be made by the Partnership in the period, the interest on any estimated present value of any contributions required to be made by Aeroplan in future years related to current services and the amortization of past service costs and any related interest on future contributions. Past service costs arising from plan

(Tables in thousands of dollars, except unit and per unit amounts)

amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

These financial statements do not include the share of any of the underlying assets and liabilities related to the pension plans.

Income taxes

Aeroplan is a partnership carrying on business primarily in Canada and consequently is not directly subject to federal or provincial income taxes. The taxable income or loss of the Partnership is required to be allocated to the Partnership's partners. Management is of the opinion that any income tax liability arising from the activities of the wholly-owned subsidiary will not be significant.

Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Gains and losses are included in income for the year. Non-monetary assets, liabilities, revenues and expenses arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction.

Cash and cash equivalents

Cash and cash equivalents consist of current operating bank accounts, term deposits and fixed income securities with an original term to maturity of three months or less. The weighted average interest rate earned on investments at December 31, 2006 was 4.2% (2005 – 3.4%).

Short-term investments

Short-term investments consist of fixed income securities with an original term to maturity of less than one year and greater than three months. The weighted average interest rate earned on investments at December 31, 2006 was 4.3% (2005 - 3.5%)

Capital assets

Capital assets are stated at cost.

Capital assets are depreciated or amortized to estimated residual values using the straight-line method over the estimated service lives of the assets as follows:

Furniture and fixtures	3 to 10 years
Computer hardware.......	3 years
Leasehold improvements	Over the term of the lease

Capital assets are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable based on undiscounted cash flows from the direct use and disposition of the asset or group of assets. Any loss is measured as the amount by which the assets' carrying values exceed fair values.

(Tables in thousands of dollars, except unit and per unit amounts)

Software

Software under development includes costs paid to third parties such as consultants' fees and other direct costs of development. Amortization will commence upon completion of development once the software is available for use.

Software is amortized to its estimated residual value using the straight-line method over 5 years, and is tested for impairment in the same manner as capital assets.

Goodwill

The goodwill originally arose as a result of the acquisition of Canadian Airlines by Air Canada in 2000 and it represents that portion of the total goodwill recorded at the time of the acquisition attributable to the Canadian Airlines "Canadian Plus" frequent flyer program.

Goodwill is not amortized but instead is tested for impairment annually, or more frequently should events or changes in circumstances indicate that the asset may be impaired. The impairment test is carried out in two steps. First, the carrying amount of the Partnership, including the goodwill, is compared with its fair value. Fair value is determined based on discounted cash flows. When the fair value of the Partnership exceeds its carrying amount, the goodwill is not considered to be impaired, and therefore the second step of the impairment test is unnecessary.

The second step is performed when the carrying amount of the Partnership exceeds its fair value. In such a case, the implied fair value of the goodwill, as determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount in order to measure the amount of the impairment loss, if any.

Stock-based compensation

Management employee unit purchase plan. In July 2005, Aeroplan established a unit ownership plan, which remained in effect until December 2005 and allowed eligible employees to invest up to 5% of their salary for the purchase of units of Aeroplan Income Fund ("Fund Units") on the secondary market. Aeroplan matched, on a dollar-for-dollar basis, the investments made by the employees under this plan and purchased the Fund Units on the secondary market on behalf of the participants. Fund Units purchased in 2005 under this plan vested on December 15, 2006. Aeroplan's cost of Fund Units under this plan was deferred and charged to earnings as compensation expense over the vesting period.

The 2005 plan was replaced on January 1, 2006 by a similar plan allowing eligible employees to invest up to 5% of their salary for the purchase of Fund Units on the secondary market. Aeroplan's yearly contribution will be based on performance, measured as a function of distributions paid compared to target distributions established by the board of directors and will range between 33.33% and 100% of the employee contributions depending on whether such target distributions are met or exceeded by at least 15%. Aeroplan's cost of Fund Units under this plan was charged to earnings as compensation expense over the performance period, based on the estimated annual performance, with a corresponding reduction of deferred compensation.

Participation in ACE's stock-based compensation plan. An officer of Aeroplan participates in ACE's stock-based compensation plan. Compensation costs related to the 75 000 ACE options granted , which were exercisable at $20 each and had a total fair value of $570,000 at the grant date, are charged to

(Tables in thousands of dollars, except unit and per unit amounts)

compensation expense over the vesting period (4 years), with the corresponding equity contribution being accreted to contributed surplus.

Initial Long-Term Incentive Plan. Concurrent with the initial public offering, Aeroplan made certain commitments in connection with the granting of units of Aeroplan Income Fund ("Fund Units") to key employees, as a one-time special award to recognize their efforts in the creation of Aeroplan and completion of the offering and to provide them with incentive compensation under an Initial Long-Term Incentive Plan. On March 31, 2006, ACE transferred 500,000 Fund Units to a trust for the purpose of funding the Initial Long-Term Incentive Plan. Under the terms of the plan, 50% of the Fund Units granted are subject to vesting conditions based on Aeroplan's performance and the remaining 50% based on time. Performance based Fund Units vest at the end of each performance period if distributable cash targets established by the board of directors for each of the periods ended December 31, 2005, 2006 and 2007 are met, or on a cumulative basis at the end of the following performance period if such targets are met in that following performance period. Time based Fund Units vest at the end of the 3 year period ending on June 29, 2008. Compensation costs related to the Fund Units contributed by ACE are charged to compensation expense over the vesting period, as vesting conditions are met and based on the estimated annual performance, with the corresponding equity contribution being accreted to contributed surplus. Distributions declared by the Fund on the Fund Units granted ultimately accrue to the employees. Forfeited Fund Units, to the extent they were contributed by ACE, and accumulated distributions thereon accrue to ACE. The trust is a VIE with respect to Aeroplan, and as such, it is consolidated with the Aeroplan financial statements. Unvested Fund Units contributed by ACE are credited to contributed surplus at their aggregate value on March 30, 2006, the contribution date, with an equivalent reduction of partners' capital. Compensation expense under this plan is charged to earnings over the vesting period, with a corresponding increase to equity.

On-Going Long-Term Incentive Plan. Under the terms of the Aeroplan On-Going Long-Term Incentive Plan, eligible employees are entitled to yearly Fund Unit grants determined on the basis of a percentage of their annual base salary. The Fund Units, which are held in a trust for the benefit of the eligible employees, vest at the end of a three year period (the "Performance Cycle"), commencing January 1 of the year in respect of which they are granted, subject to achieving distributable cash targets, established by the board of directors for the Performance Cycle. Aeroplan will purchase the Fund Units on the secondary market. Distributions declared by the Fund on any Fund Units granted under this plan, may be invested in additional Fund Units, which will vest concurrently and proportionately with the Fund Units granted. Forfeited Fund Units and accumulated distributions thereon accrue to Aeroplan. The trust is a VIE entity with respect to Aeroplan, and as such, it is consolidated with the Aeroplan financial statements. Aeroplan's cost of Fund Units under this plan is presented as a reduction of partners' capital and charged to earnings as compensation expense over the vesting period, with a corresponding increase to equity. Estimated compensation costs relative to this plan are accrued on the basis of actual performance relative to targets.

Omnibus Plan. The Omnibus Compensation and Incentive Plan has been established in order to attract and/or retain employees. Vesting conditions vary at the time of grant but are typically time and performance based, with Units vesting 3 years after the grant. Distributions declared by the Fund on any Fund Units granted under this plan, may be invested in additional Fund Units, which will vest concurrently with the Fund Units granted. Forfeited Fund Units and accumulated distributions thereon accrue to Aeroplan. The trust is a VIE with respect to Aeroplan, and as such, it is consolidated with the Aeroplan financial statements. Aeroplan's cost of Fund Units under this plan is presented as a reduction of partners' capital and charged to earnings as compensation expense over the vesting period, with a corresponding increase to equity.

(Tables in thousands of dollars, except unit and per unit amounts)

Earnings per unit

The weighted average number of units, used in the earnings per unit calculation for the year ended December 31, 2005 has been established by restating the Partnership's outstanding units to 175,000,000 for the period ended June 29, 2005 and using the weighted average number of shares outstanding during the remainder of year. For 2006, Fund Units held under the various stock-based compensation plans reduce the weighted average number of Aeroplan's outstanding units from the date they are contributed into the plan.

Future accounting standard changes

The following is an overview of accounting standard changes that the Partnership will be required to adopt in future years.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants has issued new standards dealing with financial instruments:

- Financial Instruments — Recognition and Measurement (S. 3855)
- Financial Instruments — Disclosures and Presentation (S. 3862 and S. 3863)
- Hedges (S.3865)
- Comprehensive Income (S. 1530)
- Capital disclosures (S.1535)

The key principles under these standards are that all financial instruments, including derivatives, are to be included on a company's balance sheet and measured, either at their fair values or, in certain circumstances when fair value may not be considered most relevant at cost or amortized cost. Financial instruments intended to be held to maturity should be measured at amortized cost. Existing requirements for hedge accounting are extended to specify how hedge accounting should be performed. Also, certain unrealized gains and losses will be included in other comprehensive income. This provides an ability for certain gains and losses arising from changes in fair value to be temporarily recorded outside the income statement but in a transparent manner. The new standards relating to capital disclosures require the disclosure by the reporting entity of information that will enable users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new standards are effective for the Partnership beginning January 1, 2007 and are applied prospectively, except for S.1535 which is effective for the Partnership beginning January 1, 2008. The standards do not permit restatement of prior years' financial statements; however, they provide detailed transitional provisions.

Management is in the process of evaluating the effect of the adoption of the new standards on Aeroplan's financial statements. A preliminary assessment indicates that amounts owed under the long-term debt will be presented net of unamortized deferred financing costs and any prepaid interest.

(Tables in thousands of dollars, except unit and per unit amounts)

3. Related party transactions

The transactions between Air Canada, other ACE affiliates and the Partnership described below are recorded at the exchange amount.

Contractual and commercial practices with Air Canada and other ACE affiliates

Air Canada and other ACE subsidiaries, as a group, are one of the largest Aeroplan commercial partners. Air-travel related rewards as well as certain management and business services are provided by Air Canada to the Partnership. The Partnership also provides Air Canada with certain services related to tier management, member redemption and marketing activities.

The related party transactions resulting from the application of the commercial and contractual practices were as follows:

As at	December 31 2006	December 31 2005
	$	$
Balance Sheet		
Accounts payable and accrued liabilities	5,741	4,894
Distributions payable to ACE	12,038	14,758

The following table summarizes the related party transactions resulting from the application of the commercial and contractual practices included in the statement of operations:

	2006	2005
	$	$
Statement of Operations		
Revenue from tier management, contact centre management and marketing fees	10,121	12,666
Cost of rewards	417,531	369,219
Operating expenses	70,895	74,238

The following table represents Gross Billings charged to Air Canada and its affiliates for Aeroplan Miles issued to members compared to total Gross Billings charged to all commercial partners (including Air Canada and its affiliates):

(Tables in thousands of dollars, except unit and per unit amounts)

	Gross Billings to Air Canada and its Affiliates	Gross Billings
	$	$
Year ended December 31, 2006	243,712	851,851
Year ended December 31, 2005	203,896	754,786

Cash Management

Since the inception of the Partnership to June 28, 2005, the Partnership's cash was managed through Air Canada's cash management system. All cash collected from Gross Billings and sources other than Air Canada and other ACE affiliates was transferred to Air Canada on a daily basis. Any payments to pay obligations related to operating and financing costs and capital expenditures other than obligations to Air Canada and other ACE affiliates were made through the Air Canada cash management system. Any excess cash for the periods presented has been reported in these financial statements as follows:

Prior to June 28, 2005, an amount of $231,957 of excess cash was generated of which $106,888 was used to settle amounts due to related parties for cost of rewards and services, resulting in accounts receivable as at that time of approximately $125,069 related to accumulated excess cash transfers to Air Canada in prior periods. This balance was subsequently repaid to Aeroplan and at December 31, 2005 there were no amounts related to excess cash transfers included in accounts receivable.

Since June 28, 2005 Aeroplan has managed its own cash and cash management transfers to Air Canada have ceased.

Air Canada collects credit card payments on Aeroplan's behalf. Amounts resulting from these transactions, $56.9 million in 2006 and $52.6 million in 2005, are settled through the inter-company accounts.

In addition, Air Canada acts as a clearing house for substantially all gross billing and reward purchasing transactions between Aeroplan and airlines other than Air Canada. Air Canada collects and pays the accounts receivable and accounts payable on Aeroplan's behalf. Net purchase amounts resulting from these transactions, $11.4 million in 2006 and $13.3 million in 2005, are settled through the inter-company accounts.

Under arrangements among certain commercial partners, Air Canada and the Partnership, Air Canada, on the Partnership's behalf, collected cash from the Partnership's Gross Billings to these commercial partners and applied it to amounts owed to those commercial partners under certain loan arrangements. A total of $43.6 million was included in the Partnership's cash flows until June 28, 2005 relating to these arrangements.

Guarantees

Aeroplan is jointly and severally liable for its own obligations and those of certain companies subject to common control by ACE, pursuant to a merchant services agreement entered into with First Data Loan Company, Canada, in the event that such entities were unable to fulfill their obligations related to airline and tour tickets sold in advance and charged to the credit cards processed under the agreement. The maximum exposure related to this guarantee, which ranks ahead of the security granted under the credit

(Tables in thousands of dollars, except unit and per unit amounts)

facilities described in note 9, at December 31, 2006 and December 31, 2005 was estimated to be $205.2 million and $155.2 million respectively.

Commercial and other agreements

The Partnership has entered into various agreements with Air Canada governing the commercial relationship between the Partnership and Air Canada. Inter-company transactions resulting from these agreements are measured at the exchange amount, being the amount agreed to between the parties. The aggregate effect of these transactions is disclosed in the tables above.

The following is a summary of the relevant financial terms related to these agreements.

Commercial Participation and Services Agreement *("CPSA")*

This agreement, which was amended on October 13, 2006 and expires on June 29, 2020, covers the terms and conditions of the purchase of air travel rewards by Aeroplan from Air Canada and its affiliates, the purchase of Aeroplan Miles by Air Canada and its affiliates for issuance to members and the management of the tier membership program for certain Air Canada customers. Pursuant to the CPSA, Aeroplan is required to purchase annually a minimum number of reward travel seats on Air Canada and its affiliates, which number is based on a function of the number of seats utilized in the three preceding calendar years. Based on the three years ended December 31, 2006, the Partnership is required to purchase reward travel seats with an exchange amount of approximately $296.1 million each year ($222.9 million based on the three years ended December 31, 2005). Air Canada is also required to purchase a pre-established number of Aeroplan Miles at a specified rate. The Partnership is required to perform certain marketing and promotion services for Air Canada including contact centre services for the management of the frequent flyer tier membership program for a fee based on actual costs, on a fully allocated basis, plus an administrative fee. Aeroplan's ability to respond to members' requests for future rewards will depend on Air Canada's ability to provide the requested number of seats.

Revenue earned and expenses incurred under this agreement are included in "Tier management, contact centre management and marketing fees" and "Cost of rewards", respectively in the tables above.

Aeroplan has also agreed to indemnify Air Canada, its affiliates and representatives from any claims arising out of any changes made at any time by Aeroplan to the Aeroplan Program to the extent such changes are implemented to address fluctuations in breakage related to the liability attached to miles issued prior to January 1, 2002.

Database Agreement

Pursuant to the Database Agreement, Aeroplan manages Air Canada's passenger information database.

The agreement allows for reciprocal access and use of each other's data bases for specific limited purposes at pre-established fees based on usage.

No fees were earned or charged under this agreement for 2006 and 2005.

This agreement expires on June 29, 2020 or automatically in the event the CPSA is terminated.

Master Services Agreement *("MSA")*

Under this agreement, which expires concurrently with the CPSA on June 29, 2020, Air Canada has agreed to provide certain administrative services to Aeroplan in return for a fee. The fees paid under this

(Tables in thousands of dollars, except unit and per unit amounts)

agreement, which are included in operating expenses in the table above, amounted to $17.0 million and $16.6 million for the years ended December 31, 2006 and 2005, respectively.

The agreement may be terminated by Aeroplan with six months' prior written notice and by Air Canada with eighteen months' prior written notice. The agreement terminates automatically if the CPSA is terminated.

General Services Agreement *("GSA")*

This agreement, which may be terminated by either party with six months prior written notice, provides Aeroplan with the services of certain unionized employees of Air Canada. Aeroplan is required to reimburse Air Canada for all salary and benefit costs incurred in connection with the assigned employees, including annual special payments detailed below to compensate Air Canada for the share of the unfunded pension deficiencies related to the assigned employees described in note 8.

The fees paid under this agreement, which are included in operating expenses in the table above, amounted to $51.6 million and $52.1 million for the years ended December 31, 2006 and 2005, respectively.

The Partnership has indemnified Air Canada and its directors, officers, employees and agents against potential claims and grievances arising from the assignment to the Partnership of the employees.

Trademark License Agreements

Air Canada and Aeroplan have each granted the other, under separate trademark license agreements, the non-exclusive, non-sublicensable, non-assignable right to use certain trademarks of Air Canada and Aeroplan for no consideration. These agreements can be terminated in the event the CPSA is terminated.

Leases

Aeroplan is party to real estate leases with Air Canada for its premises in Vancouver and Toronto. The leases are for five-year terms and at commercial rates, commencing January 1, 2004 with certain renewal and expansion rights (see note 14).

A lease with Air Canada for the Montréal premises was assigned to a third party on July 31, 2006 as a result of the sale of the building by Air Canada (see note 14).

4. Major Commercial Partners

Air Canada and its affiliates and two other major commercial partners account for a significant percentage of Gross Billings. Since the Partnership's revenues are recognized based on redemptions by members as opposed to the issuance of Aeroplan Miles to members by the commercial partners, the information on major customers is based on the Gross Billings of Aeroplan Miles issued through each commercial partner to Aeroplan members. Gross Billings for each commercial partner represent the contracted amounts received or receivable from commercial partners during each period. Air Canada and its affiliates and the other commercial partners accounted for significant issuance of Aeroplan Miles as follows:

(Tables in thousands of dollars, except unit and per unit amounts)

	Air Canada and affiliates	Commercial partner A	Commercial partner B
	%	%	%
December 31, 2006	29	50	12
December 31, 2005	27	52	9

Due to the different nature of the businesses carried on by Aeroplan's commercial partners and the relative size of the major commercial partners, management considers any other concentration of credit risk not to be significant.

5. Capital Assets and software

	As at December 31, 2006		
	Cost	Accumulated depreciation and amortization	Net
	$	$	$
Furniture, fixtures and computer hardware	1,419	948	471
Leasehold improvements	4,580	3,413	1,167
	5,999	**4,361**	**1,638**
Software [(a)]	66,981	27,956	39,025
Software under development	628	-	628
	67,609	**27,956**	**39,653**

(a) As a result of a review of the functionality of certain software assets, the estimated useful life of software with a carrying value of $2.1 million has been reduced, resulting in increased amortization in the amount of $0.8 million for the year.

(Tables in thousands of dollars, except unit and per unit amounts)

	As at December 31, 2005		
	Cost	Accumulated depreciation and amortization	Net
	$	$	$
Furniture and fixtures and computer hardware	1,400	720	680
Leasehold improvements	4,311	3,157	1,154
	5,711	**3,877**	**1,834**
Software[(b)]	41,522	14,180	27,342
Software under development	8,329	-	8,329
	49,851	**14,180**	**35,671**

(b) As a result of the development of new pricing software for ClassicPlus Flight rewards which became available for use in 2006, the estimated remaining useful life of the pricing software related to the Avenue product (which is no longer offered) was reduced from 44 months to 11 months, and resulted in increased amortization in the amount of $0.9 million for 2005.

6. Aeroplan Miles Redemption Reserve

In conjunction with the issuance of Fund Units and the bank financing entered into on June 29, 2005, the Partnership established the Aeroplan Miles redemption reserve (the "Reserve"). As at December 31, 2006 and 2005, the Reserve amounted to $400.0 million and is included in cash and cash equivalents and short-term investments.

The amount of the Reserve, as well as the types of securities it may be invested in, are based on policies established by management of the Partnership, which are reviewed periodically.

The Reserve may be used to supplement cash flows generated from operations in order to pay for rewards during unusually high redemption activity associated with Aeroplan Miles. Under the terms of the term facility, described in note 9, the Partnership was required to deposit the borrowed funds of $300.0 million into the Reserve. Any deposits of funds in non-Canadian dollar denominated investments are required to be hedged.

(Tables in thousands of dollars, except unit and per unit amounts)

7. Deferred Charges

Deferred charges consist of deferred financing costs, as follows:

As at	December 31, 2006	December 31, 2005
	$	$
Deferred financing costs, net of amortization for the year of $1,879 (December 31, 2005 $939)	4,321	6,201
Deferred compensation costs, related to Aeroplan's matching obligation under the management employee Fund Unit purchase plan, net of compensation expense recognized for the year of $198 (December 31, 2005 $67)	-	198
	4,321	**6,399**

Deferred financing costs represent costs incurred in connection with the issuance of the revolving term, the term, and the acquisition credit facilities described in note 9. These costs are amortized over the respective term of the debt facility with which they are associated.

8. Employee future benefits

Total employee pension and other future benefit costs, as recognized by the Partnership under required defined contribution employee future benefit accounting practices, are as follows:

	December 31, 2006		December 31, 2005	
	Pension benefits	Other future benefits	Pension benefits	Other future benefits
	$	$	$	$
Contact centre employees	5,478	1,236	3,977	1,005
Other Aeroplan employees	994	-	765	-
	6,472	**1,236**	**4,742**	**1,005**

Pursuant to the adoption of the Air Canada Pension Plan Solvency Deficiency Funding Regulations on August 9, 2004, Air Canada was required to make certain special payments related to funding

(Tables in thousands of dollars, except unit and per unit amounts)

deficiencies of its registered pension plans. These special payments may be made over a ten-year period and are based on certain actuarial calculations to be made on a periodic basis. Under the GSA (note 3), Aeroplan has agreed to pay a portion of the special payments related to plans in which the assigned employees participate based on an estimate of the portion of the solvency deficiencies of Air Canada's pension plans attributable to the assigned employees at January 1, 2005. The amount included for the year ended December 31, 2006 was $2.0 million (December 31, 2005 — $0.9 million).

Maximum payments in respect of the special payments should not exceed $16.1 million over the period from January 1, 2005 to December 31, 2013. The obligation in respect of special payments survives early termination. In the event that the all the assigned employees become Aeroplan employees, Aeroplan shall assume all liabilities with respect to the assigned employees as of the transfer date.

The following table sets out the remaining maximum payments for the corresponding period:

Year	Amount
	$
2007	1,851
2008	1,851
2009	1,883
2010	1,883
2011	1,883
Thereafter	3,766
	13,117

These commitments have not been presented in the statement of financial position as they represent contributions for future services of the respective employees.

9. Long-Term Debt

The following is a summary of Aeroplan's authorized and outstanding credit facilities:

	Authorized	Drawn at December 31, 2006	Drawn at December 31, 2005
	$	$	$
Revolving term facility (a)	75,000	-	-
Term facility (b)	300,000	300,000	300,000
Acquisition facility (b)	100,000	-	-
Total	**475,000**	**300,000**	**300,000**

(Tables in thousands of dollars, except unit and per unit amounts)

(a) During the year, the term of the revolving term facility was extended to mature on June 29, 2009 from June 29, 2008, or earlier at the option of Aeroplan. It bears interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%.

Letter of credit

Aeroplan has issued an irrevocable letter of credit in the amount of $190,000, in order to meet its obligations under one of the defined contribution pension plans. This amount reduces the available credit under the revolving credit facility.

(b) The term and the acquisition facilities mature on June 29, 2009, or earlier at the option of Aeroplan and bear interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%. At December 31, 2006, borrowings under this facility were in the form of Bankers' Acceptances with a 90 day term (91 days at December 31, 2005) and an effective interest rate of 5.3% (4.4% at December 31, 2005). This facility was drawn in order to fund a portion of the $400.0 million Reserve, included in cash and cash equivalents and short-term investments. The remaining $100.0 million was funded from the proceeds of the offering described in note 1.

Borrowings under the credit facilities are secured by substantially all the present and future assets of Aeroplan, subject to the realization of any priority claims resulting from the joint and several guarantees under the agreement with First Data Loan Company, Canada as described in note 3.

The continued availability of the credit facilities are subject to Aeroplan's ability to maintain certain leverage, debt service and interest coverage covenants, as well as other affirmative and negative covenants.

(Tables in thousands of dollars, except unit and per unit amounts)

10. Deferred Revenue

A reconciliation of deferred revenue, including deferred breakage, is as follows:

As at	December 31, 2006	December 31, 2005
	$	$
Opening balance	1,323,897	1,151,994
Aeroplan Miles issued – Gross billings	851,851	754,786
Revenue recognized for Aeroplan Miles redeemed and breakage	(709,269)	(582,883)
Ending balance	**1,466,479**	**1,323,897**
Represented by:		
Current portion [(a)]	**798,558**	**679,714**
Long-term	**667,921**	**644,183**

[(a)] *The current portion is management's best estimate of the amount to be realized in the following year, based on historical trends.*

11. Contingent liabilities

Air Canada Miles issued prior to January 1, 2002

In accordance with the CPSA, as amended, Air Canada is responsible for the cost of the redemption for air rewards of up to a maximum of 112.4 billion Air Canada Miles accumulated by members prior to January 1, 2002. As of December 31, 2006, 98.2 billion of those Air Canada Miles had been redeemed.

In the unlikely event that Air Canada is unable to meet its obligation, Aeroplan may be required to honour Air Canada's redemption obligation, which based on Aeroplan's current annual average redemption cost per mile, would amount to approximately $135 million at December 31, 2006, compared to $223 million at December 31, 2005.

Also under the CPSA, Aeroplan is responsible for any redemptions for air rewards of Air Canada Miles issued prior to January 1, 2002, in excess of the 112.4 billion Air Canada Miles. While on the basis of current estimates, Aeroplan does not expect such redemptions to exceed 112.4 billion Air Canada Miles, the maximum potential redemption cost of meeting this obligation if all 23.3 billion estimated broken but unexpired Air Canada Miles were to be redeemed, amounts to $219.0 million at December 31, 2006 and $254.0 million at December 31, 2005.

(Tables in thousands of dollars, except unit and per unit amounts)

As a result, the total maximum potential redemption cost to the Partnership for the total outstanding and unbroken Air Canada Miles issued prior to January 1, 2002 is estimated to be $354 million and $477 million at December 31, 2006 and December 31, 2005, respectively.

Management estimates that a 1% increase in breakage related to the Air Canada Miles issued before January 1, 2002, would have an impact on cost of rewards and net earnings of $29.3 million for the period in which the change occurred.

Aeroplan Miles issued after January 1, 2002

In addition, Aeroplan may be required to provide rewards to members for unexpired Aeroplan Miles accounted for as breakage on the Aeroplan Miles issued after December 31, 2001 for which the breakage revenue has been recognized or deferred and for which no liability has been recorded. The maximum potential redemption cost for such Aeroplan Miles is estimated to be $440 million at December 31, 2006 and $364 million at December 31, 2005. The potential redemption costs noted above have been calculated on the basis of the current average redemption cost on the basis of actual prices with reward suppliers, including Air Canada, and the experienced mix of the various types of awards that members have selected, based on past experience.

Management estimates that a 1% change in breakage related to the Aeroplan Miles issued after January 1, 2002, would have a total impact on revenue and net earnings of $24.4 million for the period in which the change occurred, with $17.1 million relating to prior years and $7.3 million relating to the current year.

Other

From time to time, Aeroplan becomes involved in various claims and litigation as part of its business. While the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current pending claims and litigation will not have a material impact on Aeroplan's financial position and results of operations.

Aeroplan has agreed to indemnify its directors and officers, to the extent permitted under corporate law, against costs and damages incurred by the directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their services. Aeroplan's directors and officers are covered by directors' and officers' liability insurance. No amount has been recorded in these financial statements with respect to the indemnification agreements.

(Tables in thousands of dollars, except unit and per unit amounts)

12. Partners' capital

Aeroplan is authorized to issue an unlimited number of equally ranking class A units.

As at	December 31, 2006	December 31, 2005
General Partner		
Aeroplan General Partner Inc., a wholly-owned subsidiary of ACE (prior to reorganization described in note 1)		
Number of units issued and fully paid		
Units outstanding– beginning of year [(a)]	-	100
Cancelled on reorganization described in note 1	-	(100)
Units outstanding– end of year	-	-
Aeroplan Holding GP Inc.		
Number of Units issued and fully paid		
Units outstanding– beginning of year	1	-
Issued during the period [(a)]	-	1
Units outstanding– end of year	1	1
Limited Partners		
APLN		
Number of units issued and fully paid		
Units outstanding – beginning of year	-	1,500,000,100
Cancelled on reorganization described in note 1	-	(1,500,000,100)
Units outstanding– end of year	-	-
Aeroplan		
Number of units issued and fully paid		
Units outstanding – beginning of year	200,000,000	-
Issued to APLN, which was liquidated into ACE (the parent company) during period for other consideration. One unit was originally issued and later cancelled and exchanged for 175,000,000 units	-	175,000,000
Issued to the Fund during the year for cash consideration of $232.0 million, net of costs of $18.0 million paid by Aeroplan	-	25,000,000
Units outstanding– end of year	200,000,001	200,000,001
Fund Units purchased to fund stock-based compensation plans (note 13)	(486,807)	-
Total units outstanding– end of year	**199,513,194**	**200,000,001**

[(a)] *The 1 unit issued to the general partner during the year ended December 31, 2005 was issued for $1. For the years ended December 31, 2006 and 2005, the net earnings allocated to that unit is nominal.*

(Tables in thousands of dollars, except unit and per unit amounts)

On June 29 2005, the Fund completed an initial public offering of 25,000,000 Fund Units. Concurrent with the offering, 25,000,000 units of Aeroplan were issued indirectly to the Fund for net proceeds of $232.0 million, net of costs of 18.0 million paid by Aeroplan which have been charged to partners' capital. On closing of the offering, 87.5% of the outstanding limited partnership units of Aeroplan were held by ACE.

On June 30 2005, further to the exercise of the over allotment option, ACE transferred 3,750,000 units to the Fund. Issue costs related to the exercise of the over allotment option were borne by ACE.

On March 3, 2006, March 31, 2006 and December 28, 2006, ACE transferred 20,204,165, 500,000 and 50,000,000, respectively, Aeroplan units to the Fund in exchange for Fund Units pursuant to the investors' liquidity agreement. The 20,204,165 and the 50,000,000 Fund Units were then distributed to ACE's shareholders and the 500,000 Fund Units were transferred to a trust to fund grants under the Initial Long-Term Incentive Plan (notes 2 and 13). As a result, at December 31, 2006 the Fund held approximately 49.7% of Aeroplan and ACE held approximately 50.3%.

Distributions payable to Aeroplan's partners are recorded when declared. Aeroplan intends to make monthly distributions to its partners within 7 days of the end of each month. In accordance with the limited partnership agreement, priority distributions are to be made to the Fund in order to cover the Fund's operating expenses. A priority distribution of $495,000 was made on December 21, 2006. During 2006, Aeroplan declared $146.5 million in monthly distributions to its partners compared to $70.7 million declared in total monthly distributions to its partners, subsequent to the initial public offering, for the period from June 29, 2005 to December 31, 2005. In addition, during 2005, prior to and concurrent with the initial public offering distributions totalling $311.0 million were paid to ACE .

On May 29, 2006, the board of directors approved a first increase (since the initial public offering) in distributions to be declared by Aeroplan to its partners from $0.0583 to $0.0625 per unit, commencing with the distribution declared for the month of July, 2006. On October 13, 2006, the board of directors approved an increase in monthly distributions to be declared by Aeroplan to its partners from $0.0625 to $0.0700 per unit, commencing with the distribution declared for the month of December, 2006. The amount of distributions remains subject to review throughout the year and any changes to the monthly distribution amounts are subject to the approval of the board of directors.

Pursuant to the limited partnership agreement, 20% of Aeroplan's issued and outstanding units, which are held by ACE and which represent 40,000,000 units, were subordinated in favour of the Fund until December 31, 2006. Distributions on the subordinated units will only be paid by Aeroplan to the extent that Aeroplan has met and paid its distributable cash target to the Fund as the indirect holder of non-subordinated units at the end of each quarter after approval of the financial statements by the board of directors. At December 31, 2006 and December 31, 2005, the distributions payable to ACE related to the subordinated units amounted to $7.8 million and $7.0 million, respectively.

Under the terms of an investor liquidity agreement dated June 29, 2005, the non-subordinated units held by ACE in Aeroplan are exchangeable for Fund Units on a one-to-one basis. The Fund had reserved 171,250,000 Fund Units for the exercise of the exchange right. Subsequent to the March 3, 2006, March 31, 2006 and December 28, 2006 exchanges, 100,545,835 Fund Units remain available for future exchanges. The subordinated units of Aeroplan held by ACE are exchangeable after December 31, 2006. The exchange right expires once all units of Aeroplan held by ACE have been exchanged. In addition, ACE also has liquidity rights, pursuant to which it may require the Trust, on a best efforts basis, to purchase a number of non-subordinated Aeroplan units for a cash payment equal to the net proceeds of

(Tables in thousands of dollars, except unit and per unit amounts)

an offering of an equivalent number of Fund Units. The investor liquidity agreement also provides for registration and piggy-back rights subject to certain conditions.

13. Stock-based compensation plans

The details of Fund Units held under stock-based compensation plans described in note 2 are as follows:

	December 31 2006		
	Initial LTIP	On-going LTIP	Omnibus plan
Number of Fund Units granted during the year	567,842	85,894	65,500
Number of Fund Units forfeited	(102,342)	-	-
	465,500	85,894	65,500
Number of Fund Units vested, during the year	(197,170)	-	-
Number of Fund Units outstanding, end of year	**268,330**	**85,894**	**65,500**
Weighted average remaining life (years)	**1.3**	**2.0**	**2.5**
Cost of units purchased during the year[a]	**$ -**	**$1,346**	**$1,127**
Weighted average fair value per Fund Unit on date of grant	**$12.90**	**$15.67**	**$17.21**
Compensation expense for the year	**$2,065**[b]	**$ 449**	**$ 195**

[a]The cost of Fund Units purchased under these plans is not materially different from their fair value at the date they were granted.

[b]Although the terms of the Initial LTIP had not been finalized at the end of 2005, Aeroplan had recorded in accounts payable and accrued liabilities $1.8 million of compensation expense relative to this plan in 2005.

Pursuant to the terms of the On-going and Omnibus plans, Fund Units are purchased on the open market of the Toronto Stock Exchange and are held by a trustee for the benefit of the eligible employees until their vesting. Unvested units of the Initial LTIP, which were contributed by ACE, are also held in escrow.

All other stock-based compensation charged to earnings is detailed as follows:

	2006	2005
	$	$
Management employee unit purchase plan – 2005	198	67
Management employee unit purchase plan – 2006	298	-
Participation in ACE's stock-based compensation plan	112	210
Total other stock-based compensation	**571**	**277**

(Tables in thousands of dollars, except unit and per unit amounts)

14. Commitments

The minimum lease payments owed to Air Canada and other parties related to the facilities leases described in note 3 until December 31, 2008 are as follows:

Year ending December 31	
	$
2007	1,614
2008	1,614
	3,228

15. Income taxes

The tax attributes of the Partnership's net assets flow directly to the partners. As a result of the reorganization described in note 1, the net temporary differences between the tax bases and the financial statement carrying amounts of Aeroplan's assets and liabilities which accrued to Air Canada and approximated $1.8 billion at December 31, 2004, reflecting future tax deductions in excess of future taxable amounts were reduced by approximately $960.0 million and were transferred to ACE for no consideration. At December 31, 2006 the tax bases of Aeroplan's assets and liabilities related to temporary differences exceeded their financial statement carrying amounts by approximately $699.7 million compared to $773.5 million at December 31, 2005.

16. Financial instruments

Fair values

The carrying amounts reported on the balance sheet for cash and cash equivalents, short term investments, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the immediate or short-term maturities of these financial instruments.

Due to the short-term nature of the underlying Bankers' Acceptances (typically 90 days), the carrying value of the long-term debt approximates fair value.

Credit risk

In accordance with its investment policy, Aeroplan invests the Reserve and excess cash, included in short-term investments and cash and cash equivalents in commercial paper or corporate bonds with a minimum rating of R-1 (high) or AA(low) and term deposits, subject to certain thresholds to reduce undue exposure to any one issuer.

(Tables in thousands of dollars, except unit and per unit amounts)

Interest rate exposure

Aeroplan is exposed to fluctuations in interest rates under the terms of the outstanding credit facility which bears interest at variable rates and has been borrowed in the form of Bankers' Acceptances.

Aeroplan invests the Reserve and excess cash on hand in instruments with similar terms to maturity as the underlying Bankers' Acceptances related to the credit facility, with an objective to mitigate the interest rate exposure.

17. Subsequent events

On January 10, 2007, ACE transferred 60,000,000 Aeroplan units to the Fund in exchange for an equivalent number of Fund Units pursuant to the investors' liquidity agreement, after which, ACE owns 60,012,667 Fund Units. As a result, the Fund owns approximately 79.7% of Aeroplan and ACE holds approximately 20.3% of Aeroplan directly and approximately 30.0% indirectly (through the holding of 37.6% of the Fund) for a total of approximately 50.3%.

18. Comparative figures

Certain 2005 figures, presented for comparative purposes, have been reclassified to conform to the presentation adopted in 2006.

RECEIVED
2008 APR 21 A 7:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 13-502F1
CLASS 1 REPORTING ISSUERS - PARTICIPATION FEE

Reporting Issuer Name: Aeroplan Income Fund

Fiscal year end date used to calculate capitalization: December 31, 2006

Market value of listed or quoted securities:
Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end — (i) 99,454,165

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11 (a) (ii) (A) and (B) of the Rule) — (ii) 14.17

Market value or class or series — (i) x (ii) = — (A) $1,409,265,518.05

(Repeat the above calculation for each class or series of securities of The reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year) — (B)__________

Market value of other securities:
(See paragraph 2.11 (b) of the Rule)
(Provide details of how value was determined) — (C)__________

(Repeat for each class or series of securities) — (D)__________

Capitalization

(Add market value of all classes and series of securities) (A)+(B)+(C)+(D) = $1,409,265,518.05

Participation Fee
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above) — $29,700

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year / 12 = __________

Late Fee, if applicable
(As determined under section 2.5 of the Rule) __________

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Aeroplan Income Fund announces february 2007 distribution

MONTREAL, Feb. 15 /CNW Telbec/ - Aeroplan Income Fund (TSX: AER.UN) announced today that a cash distribution in the amount of $0.070 per Fund unit, covering the period from February 1 to February 28, 2007, will be paid on March 15, 2007 to unitholders of record at the close of business on February 28, 2007.

About Aeroplan

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 60 world-class partners, representing more than 100 brands in the financial, retail and travel sectors.

Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise and experiential rewards, as well as hotel and car rental rewards.

For more information about Aeroplan, please visit www.aeroplan.com.
%SEDAR: 00022208EF

/For further information: Gillian Hewitt, (416) 352-3706, gillian.hewitt(at)aeroplan.com/
(AER.UN.)

CO: AEROPLAN INCOME FUND; AEROPLAN

CNW 12:00e 15-FEB-07

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Aeroplan Income Fund announces increase in the number of outstanding units as a result of exchange by ACE Aviation of units of Aeroplan Limited Partnership for units of Aeroplan Income Fund

MONTREAL, March 2 /CNW Telbec/ - Aeroplan Income Fund (TSX: AER.UN) announced today that ACE Aviation Holdings Inc. (ACE) will exchange on March 14, 2007 its 40,545,835 units of Aeroplan Limited Partnership for an equivalent number of units of Aeroplan Income Fund in accordance with the terms of the investor liquidity agreement entered into at the time of the initial public offering of Aeroplan Income Fund.

Further to the exchange and after taking into account the distribution announced by ACE today of 20,272,917 units of Aeroplan Income Fund to its shareholders of record on March 14, 2007, Aeroplan Income Fund will have 200,000,000 units issued and outstanding and will indirectly hold all outstanding units of Aeroplan Limited Partnership. ACE will hold 80,285,585 units of Aeroplan Income Fund, representing 40.1% of the units issued and outstanding. In connection with the exchange, ACE, Aeroplan Trust and Aeroplan Holding GP Inc. have agreed to amend the terms of the Securityholders' Agreement dated June 29, 2005 to reflect ACE's indirect interest in Aeroplan Holding GP Inc. and maintain various rights of ACE thereunder on the basis of the percentage of units of Aeroplan Income Fund held by ACE rather than on the shares of Aeroplan Holding GP Inc. as is currently the case.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions. Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events, general uncertainties of the business and matters that are not within the control of Aeroplan. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. The forward-looking statements contained herein represent Aeroplan's expectations as of the date they are made and are subject to change after such date. However, Aeroplan disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

About Aeroplan

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 60 world-class partners, representing more than 100 brands in the financial, retail and travel sectors.

Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise and experiential rewards, as well as hotel and

car rental rewards.

%SEDAR: 00022208EF

/For further information: Media: Michèle Meier, (514) 205-7028, michele.meier(at)aeroplan.com; Analysts: Trish Moran, (416) 564-4290, trish.moran(at)aeroplan.com; For more information about Aeroplan, please visit www.aeroplan.com./

(AER.UN.)

CO: AEROPLAN INCOME FUND; AEROPLAN

CNW 09:16e 02-MAR-07

DELIVERING ON A VISION

aeroplan

In 2006, Aeroplan focused on creating value and laying the foundation for our future growth. Thanks to achievements made in all facets of our business, the year was one of our most successful.

There are many successes to celebrate including the unveiling of our ClassicPlus Flight Rewards, which offers members unrestricted access to available seat inventory across the Air Canada and Air Canada Jazz networks in both Economy and Executive Class. ClassicPlus augments our existing ClassicFlight Rewards, which continue to represent a commitment of 8% of Air Canada and Air Canada Jazz seat capacity on every route, every month. Aeroplan's industry-leading ClassicFlight fixed mileage grid remains a core component of Aeroplan's value proposition to members.

In 2006, Aeroplan issued more than 1.4 million round trip flight rewards. With the newly introduced ClassicPlus Flight Rewards, all unsold capacity over and above the 8% dedicated to ClassicFlight Rewards is offered to members at variable mileage levels. The number of miles required to redeem for ClassicPlus Flight Rewards vary in a way similar to airline pricing, and are influenced by factors such as origin, destination, season, day and time of travel–minus Aeroplan's volume discount as the airline's largest purchaser of seats–and is calculated on a real-time basis.

In addition to the millions of seats now available to our members with the introduction of ClassicPlus Flight Rewards, we also continue to focus on new and innovative non-air reward choices for our members. For example, last year we introduced an innovative series of flexible prepaid reward cards that can be used towards purchases made in the following categories: dining, spa, sports, entertainment, getaways, house and home, sommelier and fashion. They are the first of their kind in the industry. We introduced more than 400 non-air rewards in 2006 and it is clear that we are on the right track as such rewards continue to be embraced by our members. In fact, this past year, 11.2% of Aeroplan Miles redeemed were for specialty rewards, electronics, and other merchandise, up from 8.2% in 2005. Looking at it another way, members redeemed 731 non-air rewards per day in 2006 almost double the 382 non-air rewards issued per day during the previous year.

At the same time that we introduced ClassicPlus Flights, we also announced two changes to expiration policies as they pertain to member participation in the Aeroplan program. These changes will enhance the program's long-term appeal for members and partners and contribute to its continued financial strength.

During 2006, we announced many new partnerships and fulfilled three of the ten key market segments we identified during the IPO: home improvement, insurance and real estate.

Starting in early 2007, Aeroplan members can earn 1 Aeroplan Mile for every $2 spent at more than one thousand Home Hardware stores right across Canada. Home improvement is one of our key strategic verticals as it represents a significant component of consumer spending. Home Hardware's vast network of stores from coast to coast–in small towns as well as major urban centres–allows Aeroplan members across Canada to take advantage of this great offer.

With respect to insurance, Aeroplan's multi-year agreements with ING Canada and Sun Life Financial offer mileage accumulation options to our members on a variety of insurance products. ING, a provider of property and casualty insurance in the country, is offering an interesting proposition for Aeroplan members through its insurance subsidiaries: ING Insurance Company of Canada, ING Novex, Nordic, belairdirect and Trafalgar. Sun Life Financial, an international financial services organization, is offering members access to exclusive programs through Sun Life Assurance Company of Canada and Clarica.

In terms of the real estate sector, the partnership between Aeroplan and Homeserve Technologies offers Aeroplan members the opportunity to earn Aeroplan Miles on various moving services through a newly developed home program called Aeromove. Aeromove will provide a one-stop shopping channel for members to access essential moving services, including those offered by participating Aeroplan partners whose products and services are linked to the moving process.

Last fall we also announced the formation of a multi-year partnership with Uniprix, the second largest retail drug store chain in Quebec. The Uniprix offering enables Aeroplan members to earn 1 Aeroplan Mile for every $1 spent on all eligible products at participating Uniprix locations. We are excited about this partnership as retail pharmacy is a key industry segment and source of household spending. We anticipate building a successful relationship with Uniprix to serve our members in Quebec, while at the same time continuing to examine opportunities to expand this category for our members across Canada.

There was good news for our unitholders as we increased our monthly cash distributions twice in 2006. First, on May 29th, we announced a 7.2% increase in monthly cash distributions to unitholders. Approximately four months later, we announced a 12% increase bringing monthly cash distributions to unitholders to 7 cents per unit–equivalent to $0.84 annually. The latter increase commenced with the distribution payable to unitholders of record on December 29, 2006.

In connection with the fund's issued and outstanding units, our parent, ACE Aviation Holdings, announced two special distributions of units to its shareholders. The first one, which was announced in February 2006, saw ACE distribute approximately 20.2 million fund units, representing in the aggregate approximately 10.1% of Aeroplan on a fully diluted basis. Following this distribution, the public float increased to 49.4 million fund units and ACE's ownership in Aeroplan decreased from 85.4% to 75.3%. Most recently, at the end of December 2006, ACE announced a second conversion and distribution of 50 million units and a conversion of 60 million Aeroplan units to fund units, increasing the number of units in the public float and reducing its overall direct and indirect ownership in Aeroplan to 50.3%.

Turning to the future, we intend to grow our business both organically and by actively pursuing the potential acquisition of other frequent flyer or loyalty coalition programs. Our plans to grow Aeroplan have not changed as a result of the Canadian government's announcement regarding the tax treatment of income trusts proposed to commence in 2011. We have a strong financial position, which should allow us to finance an acquisition through either debt or equity or some combination of both. At the same time, we will continue to work closely with our advisors to evaluate what needs to be done from a tax and corporate perspective over the next four years to ensure we continue to maximize the value of Aeroplan for our investors.

As part of our commitment to corporate social responsibility, we unveiled the Beyond Miles program. Beyond Miles is an online donation program that enables our members to donate Aeroplan Miles to six outstanding not-for-profit organizations as well as Air Canada's Kids' Horizons program. Each of these organizations is committed to improving lives and enriching communities at home and abroad and they can now use Aeroplan Miles to offset one of the most significant costs of their work: travel to and from projects. For example, back in May, approximately twenty African and Canadian grandmothers traveled to Toronto, courtesy of Aeroplan's members, to join 300 other grandmothers participating in the Stephen Lewis Foundation's Grandmothers' Gathering, being held in advance of the World AIDS Conference. Aeroplan and its partners, American Express and CIBC, launched the Beyond Miles program by contributing twelve million Aeroplan Miles to the participating organizations. And, in the time since the program's launch, more than 35 million miles have been donated by Aeroplan members. We are extremely proud of this program.

Finally, I would also like to highlight that last year Aeroplan was honoured with the Freddie Industry Impact Award for leading the way as the first frequent flyer program to transform itself into a successful, publicly-traded loyalty management enterprise. We are extremely proud to be recognized by this, our second such award, which is granted on a deserved rather than an annual basis. The Freddie Awards encourage consumers to rank airline and hotel programs from their perspective and the Industry Impact Award identifies programs that have made significant contributions to change in the industry. This award is a tribute to the employees of Aeroplan, ACE and Air Canada, whose shared vision led us to create the Aeroplan Income Fund.

And it is to our employees as well as our board of directors, members, partners and unitholders that we would like to offer our thanks for their contribution to our business in 2006. We look forward to growing the business with all of our stakeholders in 2007 and beyond.

RUPERT DUCHESNE
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

Aeroplan Income Fund (the "Fund") earns income from its interest in Aeroplan Limited Partnership ("Aeroplan"). During 2006, the Fund's interest in Aeroplan increased from 14.4% at December 31, 2005 to 24.7% (March) and to 49.7% at the end of December. The Fund accounts for its investment in Aeroplan under the equity method and records its proportionate share of Aeroplan's net earnings, calculated on the same basis as if they had been consolidated since March 3, 2006, taking into account the increases in ownership as step acquisitions from the date on which they occurred. As a result, the audited consolidated financial statements (the "financial statements") with accompanying notes therein have been presented for both the Fund and Aeroplan. In addition, the following management's discussion and analysis presents a discussion of the financial condition and results of operations for both the Fund and Aeroplan.

The following management's discussion and analysis of financial condition and results of operations of the Fund and Aeroplan (the "MD&A") is prepared as at February 7, 2007 and should be read in conjunction with the accompanying audited consolidated financial statements of Aeroplan for the years ended December 31, 2006 and 2005 and the notes therein, the audited consolidated financial statements of the Fund for the year ended December 31, 2006 and the period from inception, May 12, 2005 to December 31, 2005 and the notes therein.

The Fund is entirely dependent upon the operations and financial condition of Aeroplan. The earnings and cash flows of Aeroplan are affected by certain risks. For a description of those risks, please refer to the **RISKS AND UNCERTAINTIES AFFECTING THE BUSINESS** section.

[illegible]

Forward-looking statements are included in this MD&A. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, dependency on top three partners, Air Canada or travel industry disruptions, reduction in activity, usage and accumulation of Aeroplan Miles, greater than expected redemptions for rewards, industry competition, supply and capacity costs, unfunded future redemption costs, seasonal nature of the business, as well as the other factors identified throughout this MD&A. The forward-looking statements contained in this discussion represent Aeroplan's expectations as of February 7, 2007, and are subject to change after such date. However, Aeroplan disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

Aeroplan Miles–the miles issued by Aeroplan since January 1, 2002;

Air Canada Miles–the miles issued by Air Canada prior to January 1, 2002;

Aeroplan Mile Revenue–is recognized upon redemption of Aeroplan Miles by members based on the cumulative average selling price of the accumulated Aeroplan Miles issued since January 1, 2002 and includes Breakage;

Aeroplan Program–the loyalty marketing program operated by Aeroplan;

Average cost of rewards per Mile–For any reporting period, equals the cost of rewards for the period divided by the number of Aeroplan Miles redeemed for rewards during the period;

Breakage–Estimated Aeroplan Miles sold which are not expected to be redeemed. By its nature, Breakage is subject to estimates and judgement. Management's current best estimate of Breakage is 17% of Aeroplan Miles sold. Breakage is recognized as revenue over the estimated life of a mile, currently 30 months, which represents the average period elapsed between the sale of a mile and its redemption for rewards;

Broken Miles–Unexpired miles issued, but not expected to be redeemed;

GAAP–Generally accepted accounting principles in Canada;

Change in Future Redemption Costs–Change in the estimated future redemption cost liability for any quarter (for interim periods) or fiscal year (for annual reporting purposes). For purposes of this calculation, the opening balance of the future redemption cost liability is revalued by retroactively applying to all prior periods the latest available Average cost of rewards per Mile, experienced during the most recent quarter (for interim periods) or fiscal year (for annual reporting purposes). It is calculated by multiplying the change in estimated unbroken Aeroplan Miles outstanding between periods by the Average cost of rewards per Mile for the period;

Future Redemption Costs–Total estimated liability of the future costs of rewards for Aeroplan Miles which have been sold and remain outstanding, net of Breakage and valued at the latest available Average cost of rewards per Mile, experienced during the most recent quarter (for interim periods) or fiscal year (for annual reporting purposes);

Gross Billings–Gross proceeds from the sale of Aeroplan Miles;

Maintenance capital expenditures–represent expenditures incurred to sustain operations or Aeroplan's productive capacity;

Investment capital expenditures–represent expenditures related to new program and service initiatives associated to future growth and expansion and are not recorded as a reduction from Distributable Cash, as these expenditures are intended to be funded from cash on hand. Capital expenditures classified under Maintenance and Investment are intended to provide additional information and should not be considered in isolation or as a substitute for amounts calculated in accordance with GAAP. ***(This definition is included for purposes of explaining what Aeroplan considers Investment capital expenditures, in the event that they are incurred. Since no Investment capital expenditures were incurred during the year, there is no reference to Investment capital expenditures in this MD&A)***;

Tier management fee–Fee charged to Air Canada to administer Air Canada's top tier (Super Elite, Elite or Prestige) membership program;

Total Miles–All redeemable miles (including Broken but unexpired miles), whether issued by Aeroplan or by Air Canada (prior to January 1, 2002).

The Fund is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario on May 12, 2005 pursuant to the Fund Declaration of Trust and has been established to acquire and hold, directly or indirectly, investments in Aeroplan, a loyalty marketing business.

On March 3, 2006, ACE Aviation Holdings Inc. ("ACE"), Aeroplan's parent company, transferred 20,204,165 Aeroplan units to the Fund which were exchanged for Fund units pursuant to an investors' liquidity agreement dated June 29, 2005. The 20,204,165 were then distributed to ACE's shareholders. On March 31, 2006, ACE, exchanged an additional 500,000 Aeroplan units for Fund units and transferred them to a trustee in order to fund grants to employees under the Initial Long-Term Incentive Plan.

On October 5, 2006, ACE's shareholders approved a plan of arrangement giving the board of directors of ACE the authority, from time to time, to make one or more special distributions of the securities of subsidiaries or investee entities of ACE to the shareholders by way of reduction of capital. The plan of arrangement provided for an initial distribution of Fund units to eligible ACE shareholders before the end of 2006, subject to the prior receipt of an advance income tax ruling or opinion from the Canada Revenue Agency confirming that the distribution will be treated as a return of capital.

On December 28, 2006, after having received the above-mentioned advance income tax ruling, ACE exchanged 50,000,000 Aeroplan units for an equivalent amount of Fund units which were distributed to ACE's shareholders of record on January 10, 2007. As a result of these transactions, at December 31, 2006, the Fund held 49.7% of Aeroplan, compared to 14.4% at December 31, 2005, with ACE holding the remaining 50.3% at December 31, 2006, compared to 85.6% at December 31, 2005.

In addition, on January 10, 2007, as mentioned in note 17 of Aeroplan's financial statements, ACE transferred 60,000,000 Aeroplan units to the Fund in exchange for Fund units pursuant to the investors' liquidity agreement between the parties. As a result, ACE holds 60,012,667 of the Fund. Consequently, the Fund holds approximately 79.7% of Aeroplan and ACE holds approximately 20.3% of Aeroplan directly and approximately 30.0% indirectly (through the ownership of 37.6% of the Fund) for a total of approximately 50.3%.

As a result of the March 3, 2006 transaction, the Fund changed its basis of accounting for its investment in Aeroplan from the cost method to the equity method. The December 28, 2006 transaction increased the Fund's ownership in Aeroplan and is accounted for as a step-by step purchase. Under the equity method, net earnings are calculated on the same basis as if the two entities had been consolidated. The difference between the purchase price and the net book value of Aeroplan's assets is allocated to the fair value of identifiable assets, including finite and indefinite life intangible assets, and any remaining difference is allocated to goodwill. Management has identified the commercial partners' contracts and technology as finite life intangibles and the trade name as an indefinite life intangible, and obtained an independent valuation of their value for purposes of including the amortization of finite life intangibles in the determination of the Fund's share of Aeroplan's net earnings for the year. The independent valuation has been updated to include the December 28, 2006 and January 10, 2007 transactions.

During the quarter ended September 30, 2006, an independent valuation of the identifiable assets of Aeroplan at March 3, 2006 was obtained. This valuation was updated for the December 28, 2006 and January 10, 2007 transactions. The value of the identifiable assets and their estimated useful life is detailed as follows:

(in millions)						Estimated useful life (years)
Fair value of Aeroplan	2,480.0	3,400.0	612.6	850.0	1,462.6	
Net book value of Aeroplan	(992.0)	(1,000.0)	(245.0)	(250.0)	(495.0)	
Purchase price discrepancy, allocated as follows:	**3,472.0**	**4,400.0**	**857.6**	**1,100.0**	**1,957.6**	
Finite life assets						
Commercial partners' contracts	1,220.0	1,600.0	301.3	400.0	701.3	15 and 25
Technology	39.0	40.0	9.6	10.0	19.6	5
	1,259.0	1,640.0	310.9	410.0	720.9	
Indefinite life assets						
Trade name	260.0	280.0	64.2	70.0	134.2	Indefinite
Goodwill	1,953.0	2,480.0	482.5	620.0	1,102.5	Indefinite
	2,213.0	2,760.0	546.7	690.0	1,236.7	
	3,472.0	**4,400.0**	**857.6**	**1,100.0**	**1,957.6**	

The Fund's proportionate share of Aeroplan's net earnings since March 3, 2006 of $17.8 million includes an $11.9 million amortization charge for the year ended December 31, 2006, for finite life intangibles (commercial partner contracts and technology).

During the last quarter of 2006, the estimated useful life of the technology was revised from 10 to 5 years. This change was applied prospectively and resulted in an additional amortization charge of $73,000.

Distributions declared by Aeroplan accruing to the Fund since March 3, 2006 in the amount of $33.9 million reduce the carrying value of the Fund's investment in Aeroplan.

On January 10, 2007, ACE transferred 60,000,000 Aeroplan units to the Fund in exchange for an equivalent number of Fund units pursuant to an investors' liquidity agreement between the parties. ACE now owns 60,012,667 units of the Fund. As a result, the Fund holds 79.7% of Aeroplan and ACE holds 20.3% of Aeroplan directly and approximately 30.0% indirectly (through the ownership of 37.6% of the Fund) for a total of approximately 50.3%. Following this exchange, commencing in 2007, the Fund will consolidate the results of Aeroplan in its financial statements.

The Fund is entirely dependent on distributions from Aeroplan to make its own distributions and to pay for its expenses.

On May 29, 2006, the Trustees approved an increase in distributions to unitholders from $0.0583 to $0.0625 per unit, commencing with the distribution declared for the month of July, 2006, following a decision to increase distributions to its limited partners by Aeroplan Holding GP Inc.'s (the "GP") board of directors in the same amount.

On October 16, 2006, the Trustees approved an increase in distributions to unitholders from $0.0625 to $0.0700 per unit, commencing with the distribution declared for the month of December, 2006, following a decision to increase distributions to its limited partners by Aeroplan GP's board of directors in the same amount. The amount of distributions remains subject to review throughout the year and any changes to the monthly distribution amounts are subject to the approval of the Trustees.

As at December 31, 2006, the Fund's assets consisted primarily of distributions receivable in the amount of $7 million, offset by an equivalent amount of distributions payable, and its investment in Aeroplan of $1,375.6 million.

The Fund intends to make monthly distributions to its unitholders within 15 days of the end of each month, after receiving equivalent distributions from Aeroplan. The monthly distributions which were generated from Aeroplan's operations amounted to $0.0583 per unit until June of 2006; $0.0625 per unit from July to November of 2006; and $0.0700 per unit for December of 2006.

Distributions declared to the unitholders of record on the last business day of the month during the years ended December 31, 2006 and 2005 amounted to approximately $37.3 million and $10.2 million, respectively as follows:

	[illegible]		2005	
Record date	[illegible]	[illegible]	Amount $	Amount per Unit $
January	1,676,125	0.0583	–	–
February	1,676,125	0.0583	–	–
March	2,883,178	0.0583	–	–
April	2,883,178	0.0583	–	
May	2,883,178	0.0583	–	–
June	2,883,178	0.0583	–	–
July	3,090,835	0.0625	1,788,250	0.0622
August	3,090,835	0.0625	1,676,125	0.0583
September	3,090,835	0.0625	1,676,125	0.0583
October	3,090,835	0.0625	1,676,125	0.0583
November	3,090,835	0.0625	1,676,125	0.0583
December	6,961,792	0.0700	1,676,125	0.0583
	37,301,179	**0.7323**	**10,168,875**	**0.3537**

The percentage of the distributions attributable to return of capital will approximate 60% for 2006 compared to 84% for 2005 and taxable income (representing taxable income generated from Aeroplan's operations) will approximate 40% for 2006 compared to 16% for 2005.

The different proportions of taxable income and return of capital between the years result from higher net earnings and lower tax deductions (permanent and timing differences between the calculation of net income for accounting purposes and taxable income) as a proportion of taxable income during 2006.

Distributions from the Fund's investment in units of Aeroplan and distributions payable by the Fund to its unitholders are recorded when declared.

As at December 31, 2006, the Fund had 99,454,165 units issued and outstanding for an aggregate amount of $1,392.2 million, compared to 28,750,000 units and $285.3 million at December 31, 2005.

The Fund's earnings per unit amounted to $0.4077 and $0.3538 for the years ended December 31, 2006 and 2005, respectively.

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management of the Fund will regularly review its estimates and assumptions based on historical experience and various other assumptions that it believes would result in reasonable estimates given the circumstances. Actual results could differ from those estimates under different assumptions. The following is a discussion of an accounting policy which requires significant judgment by management.

Investments

The valuation of the Fund's investment in Aeroplan will be regularly reviewed by management to ensure that any decline in market value that is considered other than temporary will be reflected in the related carrying value of the investment. In making the assessment, several factors will have to be considered including the amount by which the carrying value exceeds the market value, the value of Aeroplan's underlying intangibles, the duration of any market value decline and Aeroplan's expected future cash flows and earnings.

In addition, as a result of the application of the equity method of accounting for the investment, the Fund must evaluate Aeroplan's finite life intangibles for purposes of recording its proportionate share of amortization in arriving at the proportion of Aeroplan's net earnings to be recorded in the Fund's net earnings. Management has relied on independent valuations of Aeroplan's finite and indefinite life intangibles and has estimated the useful life of the finite life intangibles. Management will monitor the value of the intangibles and technology to determine whether any impairment in their carrying value has occurred or whether their estimated life has changed.

The Fund has guaranteed, through Aeroplan Trust (the "Trust", wholly-owned by the Fund and a limited partner of Aeroplan), borrowings under Aeroplan's credit facilities with its banking syndicate, described in the **Credit Facilities** section of this document. This guarantee is supported by first ranking security over all of the present and future assets of the Trust, including a first ranking pledge of all securities held by the Trust in Aeroplan and Aeroplan Holding GP Inc. (Aeroplan's general partner).

As at December 31, 2006, Aeroplan had authorized credit facilities of $475.0 million and borrowings of $300.0 million.

Aeroplan is Canada's premier loyalty marketing company. Aeroplan provides its commercial partners with loyalty marketing services designed to attract and retain customers and stimulate demand for such partners' products and services. Aeroplan's objective is to offer its commercial partners superior value relative to other marketing alternatives through access to Aeroplan's base of members and the design and execution of marketing programs aimed at increasing revenue, market share, and customer loyalty. The Aeroplan Program is one of Canada's longest standing loyalty programs. It was founded in 1984 by Air Canada, Canada's largest domestic and full-service international airline, to manage the airline's frequent flyer program. Aeroplan benefits from its unique strategic relationship with Air Canada in addition to its contractual arrangements with leading commercial partners including AMEX, Bell Canada, CIBC, Future Shop, Imperial Oil (Esso), Star Alliance member airlines and numerous hotel chains and car rental companies.

During the year ended December 31, 2006, commercial partnership agreements were signed with XM Canada, ING Canada Inc., Sun Life Financial Canada, SWISS, South African Airways, Le Méridien hotel chain, Homeserve forming the Aeromove Home and Move Program, Club Intrawest, Intrawest's Vacation Ownership Division, Uniprix, DaimlerChrysler, Home Hardware, Accor hotels (Sofitel and Novotel), Pepsi-QTG Canada, and C.S.T. Consultants, a Registered Education Savings Plan provider. In addition, during the last quarter of 2006, Aeroplan and CIBC announced an amendment to their commercial agreement to include a 50% multiplier for every dollar spent (1.5 Aeroplan Miles earned) at grocery stores, gas stations and drug stores in Canada and abroad for Aerogold cardholders. Reward choices were also expanded by enabling members to use their Aeroplan Miles through a series of new and flexible reward cards across Canada and the United States at establishments where the American Express Card is welcome, as well as for purchases made online, by mail and by phone. Members simply present the card at the time of payment, as they would a credit card to exchange the Aeroplan Miles for their chosen rewards.

On October 16, 2006, in order to improve reward travel choices and provide greater flexibility to make travel arrangements, Aeroplan introduced ClassicPlus Flight rewards, which offer Aeroplan members unrestricted access to available seat inventory across the entire Air Canada and Air Canada Jazz networks in both Economy and Executive Class and may be booked until two hours prior to a flight's departure should seats remain available. ClassicPlus Flight rewards offer flexibility for reward travel, complementing Aeroplan's existing ClassicFlight and exclusive Star Alliance Flight Rewards. Together, Aeroplan's flight products provide global reward travel options to more than 850 destinations.

ClassicPlus Flight rewards replace the Avenue product. The existing ClassicFlight Rewards have not changed and continue to be a core element of Aeroplan's value proposition to members. These rewards will continue to represent 8% of Air Canada and Air Canada Jazz seat capacity on every route, every month. ClassicPlus Flight Rewards are currently not available to a limited number of destinations that do not support electronic tickets. However, electronic ticketing is now available throughout Canada and most of Air Canada's transborder and international destinations, with all destinations planned for electronic ticketing in the near future.

With ClassicPlus Flight rewards, all capacity available over and above the 8% ClassicFlight Rewards capacity, is offered to members at variable mileage levels. Aeroplan uses a new and innovative availability and booking tool to source seat inventory and to calculate mileage levels on a real-time basis. The number of miles required to redeem for ClassicPlus Flight rewards is based on actual airline ticket prices–minus Aeroplan's negotiated discounts as the airline's largest purchaser of seats–and therefore will vary in a way similar to airline pricing, depending on factors such as origin, destination, seasonality, time and day of travel.

In addition, also on October 16, 2006, Aeroplan announced the implementation of program changes–principally related to mileage expiry and mileage accumulation–effective January 1, 2007 and July 1, 2007. The changes have been designed to encourage members' active participation in the program through accumulation and redemption.

Starting January 1, 2007, miles that are unused after 7 years (84-months) in a member's account will expire, and will be deducted from the total balance in the member's account. All Aeroplan Miles issued prior to January 1, 2007 are considered as having been accumulated on December 31, 2006 for the purpose of the 7 year period, resulting in a potential expiry date of December 31 2013.

Effective October 16, 2006, expired Aeroplan Miles may be reinstated for an administrative fee of $30 plus $0.01 per restored mile.

From July 1, 2007, the terms of the mileage expiry policy will be changed to require members to transact with the program, through either one accumulation or one redemption, at least once in a consecutive 12-month period, failing which accumulated miles in the account will be expired.

Aeroplan offers its approximately five million active members the ability to accumulate Aeroplan Miles throughout its partner network through purchases of products and services. Aeroplan sells Aeroplan Miles to its extensive network of over 60 commercial partners, representing over 100 brands in the financial services, travel services and consumer products and services industries. Today, financial services partners generate the majority of Aeroplan's Gross Billings. In 2006, approximately 70 billion Aeroplan Miles (63 billion for 2005) were accumulated by members representing an equivalent of over $50 billion in estimated consumer spending. Once members have accumulated a sufficient number of Aeroplan Miles, they can redeem such Aeroplan Miles for air travel and other rewards. Upon the redemption of Aeroplan Miles by its members, Aeroplan incurs the cost to acquire the desired rewards.

Historically, Aeroplan has experienced higher reward redemption activity in the first six months and greater mile accumulation in the last six months of the year.

STRATEGY

Aeroplan's strategic vision and mission are:

- To become a leading player in loyalty management operating internationally.
- To offer a comprehensive line of loyalty products and services designed to foster and nurture profitable, loyal relationships between corporations and their clientele.

The Program's vision and mission are:

- To build Aeroplan's membership into the most engaged group of Canadian consumers and to harness this power on behalf of Aeroplan's commercial partners as their premier marketing lever.
- To engage Aeroplan's members by creating diverse, unique and meaningful ways to accumulate and use Aeroplan Miles with Aeroplan's commercial partners.

Management believes that Aeroplan is well positioned to capitalize on its strong brand and value-added service offerings. Aeroplan's objective is to increase profitability by leveraging its market position and strong base of members and commercial partners.

The strategy is executed through the following initiatives:

- **enhancing partner value proposition;**
- **increasing member engagement in the Aeroplan Program by providing new mileage accumulation opportunities and offering a wider range of rewards;**
- **recruiting new members by increasing brand awareness and continuously expanding and diversifying offered rewards;**
- **adding new travel-related value-added services and rewards;**
- **improving productivity and operating efficiency to more effectively manage customer service resources through continuous process and technology enhancements;**
- **seeking potential strategic acquisitions and partnerships;**
- **continuous Aeroplan Program improvement through product and services innovation;**
- **active management of the Aeroplan Program (including potential amendments if necessary) and operational and profitability levers to optimize financial performance.**

The following chart summarizes the organizational structure as at December 31, 2006:


PUBLIC
ACE AVIATION HOLDINGS INC. (CANADA)
AEROPLAN INCOME FUND (ONTARIO)
AEROPLAN TRUST (ONTARIO)
AEROPLAN HOLDING GP INC. (CANADA)
AEROPLAN LP (QUEBEC)

Revenue
Aeroplan derives its Gross Billings primarily from the sale of Aeroplan Miles to commercial partners. A key characteristic of Aeroplan's business is that the gross proceeds received by Aeroplan at the time of the sale of Aeroplan Miles to its partners, known as "Gross Billings", are deferred and recognized as revenue for GAAP purposes upon the redemption of Aeroplan Miles by the members. Based upon past experience, management anticipates that a number of Aeroplan Miles sold will never be redeemed by members. This is known as "Breakage". For those Aeroplan Miles that Aeroplan does not expect will be redeemed by members, Aeroplan recognizes revenue on a straight-line basis over the average estimated life of an Aeroplan Mile, currently estimated at 30 months.

In addition, Aeroplan derives service fees for managing Air Canada's tier membership program for its most frequent flyers. Other revenue, consisting primarily of charges to members for various services, is recognized when the services are performed.

Cost of Rewards and Operating Expenses
Aeroplan's cost of rewards consists of the cost to purchase airline seats or other products or services in order to deliver rewards chosen by members upon redemption of their Aeroplan Miles. At that time, Aeroplan incurs and recognizes the costs of the chosen rewards. The total cost of rewards varies with the number of Aeroplan Miles redeemed and the cost of the individual rewards purchased by Aeroplan in connection with such redeemed Aeroplan Miles.

The Average cost of rewards per Mile is an important measurement metric since a small fluctuation may have a significant impact in overall costs due to the high volume of miles redeemed.

Operating expenses incurred by Aeroplan include contact centre operations, consisting primarily of salaries and wages, as well as advertising and promotion, information technology and systems and other general corporate expenses.

EBITDA adjusted for certain factors particular to Aeroplan's business, such as changes in deferred revenue and future redemption costs ("Adjusted EBITDA"), is used by management to evaluate performance, to measure compliance with debt covenants and to make decisions relating to distributions to unitholders. Management believes Adjusted EBITDA assists investors in comparing Aeroplan's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods and non-operating factors such as historical cost.

Change in deferred revenue is calculated as the difference between Gross Billings less Aeroplan Miles revenue recognized as a result of reward redemption activity and recognition of Breakage.

Future redemption costs represent management's estimated future cost of rewards in respect of Aeroplan Miles sold which remain outstanding and unbroken at the end of any given period. Future redemption costs are revalued at the end of any given period by taking into account the most recently determined average unit cost per Aeroplan Mile redeemed for that period (cost of rewards/Aeroplan Miles redeemed) and applying it to the total unbroken Aeroplan Miles outstanding at the end of that period. As a result, future redemption costs and the change in future redemption costs must be calculated at the end of any given period and for that period. The simple addition of sequential inter-period changes to

arrive at a cumulative change for a particular period may result in inaccurate results depending on the fluctuation in the average unit cost per Aeroplan Mile redeemed for the period in question.

Adjusted EBITDA is not a measurement based on GAAP, and is not considered an alternative to operating income or net income in measuring performance. For a reconciliation with GAAP, please refer to the **SELECTED ANNUAL INFORMATION AND RECONCILIATION OF ADJUSTED EBITDA AND DISTRIBUTABLE CASH** included in the **OPERATING AND FINANCIAL RESULTS** section. Adjusted EBITDA should not be used as an exclusive measure of cash flow because it does not account for the impact of working capital growth, capital expenditures, debt repayments and other sources and uses of cash, which are disclosed in the statements of cash flows.

Distributable cash is a non-GAAP measure generally used by Canadian open-ended trusts as an indicator of financial performance. It should not be seen as a measurement of liquidity or a substitute for comparable metrics prepared in accordance with GAAP. For reconciliation to cash flows from operating activities please refer to the **RECONCILIATION OF CASH FLOWS FROM OPERATIONS TO DISTRIBUTABLE CASH** included in the **OPERATING AND FINANCIAL RESULTS** section. Distributable cash may differ from similar calculations as reported by other entities and, accordingly, may not be comparable to cash available for distributions as reported by such entities.

Aeroplan intends to make equal monthly distributions to its partners of record on the last business day of each month, net of estimated cash amounts required for interest expense and maintenance capital expenditures and other obligations of Aeroplan, within 7 days of the end of each month. In accordance with the limited partnership agreement, priority distributions are to be made to the Trust and the Fund in order to cover their operating expenses. A priority distribution of $0.5 million was paid to the Fund in December of 2006. The Fund used the proceeds of the distribution to reimburse Aeroplan for the operating expenses paid by Aeroplan on the Fund's behalf. No priority distributions were declared by Aeroplan in 2005 since no significant operating expenses were incurred by the Trust and the Fund.

During the years ended December 31, 2006 and 2005, Aeroplan declared distributions to its partners totalling $146.5 million and $381.7 million ($311.0 million to ACE immediately prior to the Initial Public Offering) and $70.7 million (after the Initial Public Offering), respectively.

Of the 100,545,835 Aeroplan units held by ACE at December 31, 2006, 40,000,000 units were subordinated in favour of the Fund until December 31, 2006. Distributions on the subordinated units will only be paid by Aeroplan to the extent that Aeroplan has met and paid its distributable cash target to the Fund as the holder of non-subordinated units at the end of each quarter, as defined in the limited partnership agreement. At December 31, 2006, the distributions payable to ACE for the fourth quarter of 2006, related to the subordinated units, amounted to $7.8 million and are expected to be paid during the first quarter of 2007.

On October 13, 2006, Aeroplan Holding GP Inc.'s (the "GP") board of directors approved an increase in distributions to be declared by Aeroplan to its partners from $0.0625 to $0.0700 per unit, commencing with the distribution declared for the month of December, 2006.

Distributions payable to Aeroplan's limited partners are recorded when declared

The board of directors will periodically review cash distributions in order to take into account Aeroplan's current and prospective performance.

Aeroplan generates sufficient cash flow internally to fund cash distributions, capital expenditures and to service its debt obligations. Management believes that Aeroplan's internally generated cash flows, combined with its ability to access external capital, provide sufficient resources to finance its cash requirements in the foreseeable future and to maintain available liquidity, as discussed in the **LIQUIDITY AND CAPITAL RESOURCES** section.

Aeroplan's critical non-capital resources are its brand, its strong member base, its relationship with its commercial partners, its long-term relationship with Air Canada, its technology and its employees.

Leading Market Position and Brand

Aeroplan's leading market position and strong brand make it highly attractive to existing and potential commercial partners. Management believes that Aeroplan's brand is associated with an attractive base of Canadian consumers in terms of household income and spending habits. According to a survey commissioned by Aeroplan in 2005, Aeroplan is most often identified by members as their preferred loyalty program in Canada.

Strong Base of Members

Aeroplan benefits from a growing base of approximately five million active members with attractive demographics who have demonstrated a strong willingness to collect Aeroplan Miles over other loyalty program points and are generally willing to change their purchasing behaviour in order to earn more Aeroplan Miles.

Relationship with Commercial Partners

Aeroplan has over 60 commercial partners, representing over 100 brands, including leading financial services, travel services and consumer products and services companies. The terms of these contractual arrangements typically range from 2 to 5 years and are longer with certain financial services partners. Management believes that commercial partners benefit from Aeroplan's members sustained purchasing behaviour, which translates into a recurring flow of Gross Billings for Aeroplan.

Long-Term Strategic Relationship with Air Canada

Aeroplan benefits from its unique strategic relationship with Air Canada and its affiliation with the strong Air Canada brand. Aeroplan benefits from a long-term commercial agreement for the purchase of seat capacity from Air Canada and its affiliate, Jazz Air Limited Partnership ("Jazz"), at attractive rates based on its status as Air Canada's largest customer. This is of great importance as travel continues to be one of the most sought after rewards. In addition, not only does Aeroplan have access to Air Canada's passengers for the purpose of acquiring new Aeroplan members, it also has access to Air Canada's most affluent customers through the management of its frequent flyer tier membership program. As an exclusive benefit, Aeroplan also has the ability to offer qualified members access to Air Canada's global network of Maple Leaf airport lounges.

In addition, Air Canada is one of Aeroplan's leading commercial partners purchasing a high volume of Aeroplan Miles yearly for the purpose of awarding Aeroplan Miles to its customers. Over 70% of the tickets sold by Air Canada for travel within Canada earn Aeroplan Miles. Aeroplan is Air Canada's exclusive loyalty marketing provider based in Canada.

Technology

Aeroplan relies on a number of sophisticated systems in order to operate the contact centres, manage and analyze the member data base and redeem rewards (directly and through the website). Through the use of technology, Aeroplan is able to increase operational efficiency, facilitate reward redemption for its members and offer value-added services to its commercial partners.

Employees

Aeroplan benefits from a strong and experienced employee base, which is focused on driving Aeroplan's growth and enhancing its franchise through value-added service offerings to its members and commercial partners.

- Gross Billings of $851.9 million for the year compared to $754.8 million for 2005, representing year over year growth of 12.9%.
- Operating income of $140.5 million, compared to $101.9 million for 2005, or a 37.8% increase.
- Net earnings of $143.5 million, compared to $100.3 million for 2005, representing an increase of 43.1%.
- Increase in earnings per unit of 34.5% compared to 2005 ($0.7187 vs $0.5343).
- Adjusted EBITDA of $216.4 million compared to $168.1 million for 2005, or an increase of 28.7%.
- Distributable Cash of $199.4 million compared to $152.2 million for 2005, representing an increase of 31.0%.

Certain of the following financial information of Aeroplan has been derived from, and should be read in conjunction with, the audited consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 and the related notes.

(in thousands, except miles, unit and per unit information)	Years ended December 31			Year over year % Δ	
	[illegible]	2005	2004	2006 over 2005	2005 over 2004
Number of Aeroplan Miles issued (in billions)	**69.7**	**62.6**	**58.2**	**11.3**	**7.6**
Number of Total Miles redeemed (in billions)	**57.8**	**52.2**	**45.7**	**10.7**	**14.2**
Number of Aeroplan Miles redeemed (in billions)	**49.3**	**40.4**	**29.3**	**22.0**	**37.9**
Gross Billings from the sale of Aeroplan Miles	**$ 851,851**	**$ 754,786**	**$ 692,275**	**12.9**	**9.0**
Aeroplan Miles revenue	709,269	582,883	423,949	21.7	37.5
Tier management, contact centre management and marketing fees from Air Canada	10,121	12,666	54,261	(20.1)	(76.7)
Other revenue	49,997	44,352	39,756	12.7	11.6
Total revenue	769,387	639,901	517,966	20.2	23.5
Cost of rewards	(465,254)	(397,042)	(273,631)	17.2	45.1
Gross margin	304,133	242,859	244,335	25.2	(0.6)
Operating expenses, excluding depreciation and amortization	(149,406)	(132,459)	(139,386)	12.8	(5.0)
Depreciation and amortization	(14,260)	(8,491)	(4,425)	67.9	91.9
Operating income	**$ 140,467**	**$ 101,909**	**$ 100,524**	**37.8**	**1.4**
Depreciation and amortization	14,260	8,491			
Change in deferred revenue					
Gross Billings from the sale of Aeroplan Miles	851,851	754,786			
Aeroplan Miles revenue	(709,269)	(582,883)			
Change in future redemption costs (Δ in Net Aeroplan Miles outstanding x Average cost of rewards per Mile for the period)	(80,915)	(114,165)		(29.1)	
Adjusted EBITDA	**$ 216,394**	**$ 168,138**		**28.7**	
Net Interest Income (Expense)	4,941	(666)		841.9	
Maintenance Capital Expenditures	(21,923)	(15,284)		43.4	
Distributable Cash	**$ 199,412**	**$ 152,188**		**31.0**	
Weighted average number of units	**199,707,713**	**187,739,727**	**175,000,000**		
Distributable Cash per unit	**$ 0.9985**	**$ 0.8106**		**23.2**	
Net earnings, in accordance with GAAP	**$ 143,529**	**$ 100,304**	**$ 100,803**	**43.1**	
Earnings per unit, in accordance with GAAP	**$ 0.7187**	**$ 0.5343**	**$ 0.5760**	**34.5**	
Total assets	**$ 824,383**	**$ 674,221**	**$ 344,631**	**22.3**	**95.6**
Total long-term liabilities	**$ 967,921**	**$ 944,183**	**$ 529,762**	**2.5**	**78.2**
Total monthly distributions declared, post offering	**$ 146,460**	**$ 70,740**		**107.0**	
Total monthly distributions declared per unit, post offering	**$ 0.7323**	**$ 0.3768**		**94.4**	
Distributions declared, pre-offering	**–**	**$ 311,000**	**$ 601,453**		**(48.3)**

(in thousands)	Years ended December 31 [illegible]	2005
Cash flows from operations	**$ 320,977**	**$ 320,364**
Changes in non-cash working capital items	(17,579)	(38,727)
Stock-based compensation	(3,621)	–
Funding of stock-based compensation plans	2,473	–
Change in future redemption costs	(80,915)	(114,165)
Maintenance Capital Expenditures	(21,923)	(15,284)
Distributable cash	**$ 199,412**	**$ 152,188**
Distributions declared	**$ 146,460**	**$ 70,740**
Payout ratio–Distributions declared / Distributable cash	**73%**	**46%**
Cumulative Distributable cash since IPO (June 29, 2005)	**$ 282,532**	**$ 83,120**
Cumulative distributions declared since IPO	**$ 217,200**	**$ 70,740**
Cumulative payout ratio since inception	**77%**	**85%**

Aeroplan's distributions are determined by the GP's board of directors (the "Board of Directors") as general partner of Aeroplan and by the trustees of the Fund (the "Trustees") on the basis of performance, taking into account anticipated future cash requirements. Monthly distributions have increased from the initial $0.0583 per unit at the time of the Initial Public Offering to $0.0625 per unit in July 2006 and on October 16, 2006 an increase to $0.0700 per unit commencing December 2006, was announced. In order to ensure Aeroplan's continued financial strength, while gaining experience as an independent public entity and providing a reasonable return to its partners and unitholders, the Board of Directors and the Trustees of the Fund have considered it financially prudent not to distribute 100% of Distributable Cash in order to provide for periods of unusually high redemption activity and unforeseen events, should they occur. The Board of Directors and the Trustees of the Fund will monitor Aeroplan's performance throughout the year and any changes to the monthly distribution amounts are subject to their approval.

(as a % of total revenue)	Years ended December 31 [illegible]	2005
Aeroplan Miles revenue	**92.2**	**91.1**
Tier management, contact centre management and marketing fees from Air Canada	1.3	2.0
Other revenue	6.5	6.9
Total revenue	**100.0**	**100.0**
Cost of rewards	(60.5)	(62.1)
Gross margin	39.5	37.9
Operating expenses, excluding depreciation and amortization	(19.4)	(20.7)
Depreciation and amortization	(1.9)	(1.3)
Operating income	**18.2**	**15.9**

(as a % of Gross Billings)	Years ended December 31 [illegible]	2005
Gross Billings from the sale of Aeroplan Miles	**100.0**	**100.0**
Aeroplan Miles revenue	83.3	77.2
Cost of rewards	54.6	52.6
Operating expenses, excluding depreciation and amortization	17.5	17.6
Operating income	**16.5**	**13.5**
Adjusted EBITDA	**25.4**	**22.3**
Distributable Cash	**23.4**	**20.2**

Gross Billings from the sale of Aeroplan Miles for 2006 amounted to $851.9 million compared to $754.8 million for 2005, representing continued solid growth for an increase of $97.1 million or 12.9%. This increase is attributable to the following factors:

- an increase of 7.1 billion Aeroplan Miles sold as a result of higher purchases from commercial partners. The overall increase reflects the positive momentum experienced by the travel industry in general, which has positively affected Air Canada and its affiliates; as well as growth in consumer spending which translates into increased volume from the financial commercial partners,
- the positive contribution of Air Canada's annual top tier status determination related to the tier membership program, administered by Aeroplan, which generally takes place in February. This year, a higher number of members reached Elite and Super Elite status and chose Aeroplan Miles as part of their tailored benefit package, rather than other benefits This one-time increase was a first quarter event; and
- a 1.4 % increase in the average selling price per Aeroplan Mile as a result of contractual price increases and the evolving mix of products within certain partners.

Gross Billings from the sale of Aeroplan Miles are accounted for as deferred revenue until such Aeroplan Miles are redeemed. Miles redeemed are recognized as revenue at the cumulative average selling price of the accumulated miles issued since January 1, 2002.

Total Miles redeemed for 2006 under the Aeroplan Program amounted to 57.8 billion, compared to 52.2 billion for 2005, representing an increase of 10.7%. This increase was driven by higher general redemption activity by members and by the continued expansion of non-air rewards.

Of the 57.8 billion Total Miles (calculated on a first-in, first-out basis on a member account basis for air redemptions) redeemed during 2006, 85.3% or 49.3 billion represented Aeroplan Miles with the balance representing Air Canada Miles (issued by Air Canada prior to January 1, 2002). By comparison, during 2005, only 77.4% or 40.4 billion of the 52.2 billion Total Miles redeemed were Aeroplan Miles. As the percentage of Aeroplan Miles redeemed increases, it translates into a corresponding increase in revenue recognition and cost of rewards.

Given the large volume of miles issued and redeemed, slight fluctuations in the average unit cost or selling price of a mile will have a significant impact on results.

Revenue recognized from the redemption and sale of Aeroplan Miles, including Breakage, amounted to $709.3 million for 2006 compared to $582.9 million for 2005, representing an increase of $126.4 million or 21.7%. This increase is mainly attributable to:

- Program growth, combined with a higher proportion of Aeroplan Miles (issued by Aeroplan on or after January 1, 2002) redeemed during the period, including the positive impact of higher non-air reward redemption activity, for a total of $103.7 million,
- a higher cumulative average revenue recognized per Aeroplan Mile redeemed, representing $11.0 million, primarily attributable to an increase in the cumulative average selling price of an Aeroplan Mile as a result of contractual price increases; and
- revenue recognized from Breakage for 2006 amounted to $125.1 million (calculated at 17%) compared to $113.4 million (calculated at 17%) for 2005, representing an increase of $11.7 million or 10.3%. The increase in revenue recognized from Breakage is mainly attributable to the increase in outstanding Aeroplan Miles as a result of growth in Gross Billings over the last 30 months compared to the 30 months ended December 31, 2005.

Revenue from tier management, contact centre management and marketing fees from Air Canada decreased to $10.1 million from $12.7 million or 20.1%. During 2005, this fee was contracted at a fixed amount whereas for 2006 and subsequent years, it is billed on the basis of actual costs incurred plus a profit margin.

Other revenue, consisting primarily of charges to members for the mileage transfer program and services rendered including booking, change and cancellation fees, and other miscellaneous amounts, amounted to $50.0 million for 2006 compared to $44.4 million for 2005, representing a $5.6 million or 12.7% increase. This favourable change is due to higher booking fees, as a result of price increases introduced in the fourth quarter of 2005; the higher volume of cancellation and change fees, and to the introduction of the mileage transfer program during the second quarter of 2005.

Total revenue amounted to $769.4 million for 2006 compared to $639.9 million for 2005, representing an increase of $129.5 million or 20.2%.

Cost of rewards amounted to $465.3 million for 2006 compared to $397.0 million for 2005, representing an increase of $68.3 million or 17.2%. This increase is mainly attributable to the following factors:

- a higher proportion of Aeroplan Miles (issued by Aeroplan on or after January 1, 2002) redeemed, representing $41.4 million and higher general redemption activity as a result of program growth, accounting for $43.6 million for a total of $85.0 million, including an increase of 67.6% in non-air reward redemption activity compared to 2005;
- partially offset by a lower redemption cost per Aeroplan Mile redeemed for air travel rewards, representing $18.2 million, and an unfavourable variance of $1.3 million attributable to non-air rewards, for a total of $16.9 million. The lower costs are attributable to changes to the redemption mix of air rewards.

Gross margin improved by 1.6% during 2006, reaching 39.5% of total revenue, mainly as a result of the reduction in the Average cost per Aeroplan Mile redeemed experienced during the year.

Operating expenses, excluding depreciation and amortization, amounted to $149.4 million for 2006 compared to $132.5 million in 2005, representing an increase of $16.9 million or 12.8%. The increase resulted primarily from higher net compensation costs of $7.0 million, as a consequence of increases in headcount and average salaries, stock based compensation and separation costs recognized during the year for certain executives, partially offset by compensation cost savings experienced in the contact centres; higher professional, consulting, advisory and other expenses of $7.9 million, including public company costs and securities laws compliance; increased information technology maintenance costs as development projects are deployed into service; higher advertising and promotion costs of $2.0 million as a result of promotional activities, mainly related to the launch of ClassicPlus Flight rewards.

Depreciation and amortization increased by $5.8 million or 67.9%, reflecting higher capitalized software carrying values subject to amortization, as projects previously under development were deployed into service.

Operating income amounted to $140.5 million for 2006 compared to $101.9 million for 2005, representing an increase of $38.6 million or 37.8% mainly attributable to the higher proportion of Aeroplan Miles redeemed and higher reward redemption activity with improved margin.

Net interest income for 2006, consists of interest revenue of $20.0 million earned on cash and cash equivalents and short-term investments on deposit, offset by interest on long-term debt of $15.1 million on the borrowings under the term facility described under **Credit Facilities**. During 2006, Aeroplan recognized $1.9 million of amortization of deferred financing charges related to the long-term debt. The credit facilities were entered into on June 29, 2005 and until that date excess cash was transferred to Air Canada. As a result the amount for 2005 only includes interest on long-term debt in the amount of $6.3 million incurred and $5.6 million of interest income earned on cash and cash equivalents.

Adjusted EBITDA for 2006 amounted to $216.4 million or 25.4% (as a % of Gross Billings) and *Distributable Cash* generated amounted to $199.4 million or 23.4% (as a % of Gross Billings), compared to $168.1 million or 22.3% (as a % of Gross Billings) and $152.2 million or 20.2% (as a % of Gross Billings), respectively for 2005. Although Distributable Cash was negatively affected by the $16.9 million increase in operating expenses and $6.6 million increase in maintenance capital expenditures, mainly related to the software development required for ClassicPlus Flight rewards, it was positively impacted by the increase in Gross Billings and the experienced reduction in the Average cost of rewards per Aeroplan Mile during the period and the corresponding favourable effect on the change in future redemption costs. Adjusted EBITDA and Distributable Cash are non-GAAP measures, for additional information on these measures, please refer to the **PERFORMANCE INDICATORS** section.

Gross Billings from the sale of Aeroplan Miles for the three months ended December 31, 2006 amounted to $226.7 million compared to $196.6 million for the three months ended December 31, 2005, representing an increase of $30.1 million or 15.3%. This increase is attributable to two main factors:

- an increase of 1.8 billion or 10.9% Aeroplan Miles sold as a result of higher purchases from commercial partners. The overall increase reflects the positive momentum experienced by the travel industry in general, which has positively affected Air Canada and its affiliates; as well as growth in consumer spending and credit and charge card usage, which translates into increased volume from the financial commercial partners; and
- a 4.0 % increase in the average selling price per Aeroplan Mile as a result of contractual price increases and the evolving mix of products within certain partners.

Gross Billings from the sale of Aeroplan Miles are accounted for as deferred revenue until such Aeroplan Miles are redeemed. Miles redeemed are recognized as revenue at the cumulative average selling price of the accumulated Aeroplan Miles issued since January 1, 2002.

Total Miles redeemed for the quarter ended December 31, 2006 under the Aeroplan Program amounted to 15.6 billion as compared to 11.4 billion for the quarter ended December 31, 2005, representing an increase of 36.8%. Higher redemption activity by members, driven in part by the introduction of ClassicPlus Flight rewards during the quarter, and the continued expansion of non-air rewards, which provide members with a wider variety of redemption choices, explain the increase.

Of the 15.6 billion Total Miles (calculated on a first-in, first-out basis on a member account basis for air redemptions) redeemed during the quarter ended December 31, 2006, 86.5% or 13.5 billion represented Aeroplan Miles issued by Aeroplan with the balance representing Air Canada Miles. By comparison, during the quarter ended December 31, 2005, only 82.3% or 9.4 billion of the 11.4 billion Aeroplan Miles redeemed were issued by Aeroplan. As the percentage of Aeroplan Miles redeemed and issued increases, it translates into a corresponding increase in revenue recognition and cost of rewards.

Given the large volume of miles issued and redeemed, slight fluctuations in the average unit redemption cost or selling price of a mile will have a significant impact on results.

Revenue recognized from the redemption and sale of Aeroplan Miles, including *Breakage*, amounted to $193.6 million for the quarter ended December 31, 2006 compared to $138.6 million for the quarter ended December 31, 2005, representing an increase of $55.0 million or 39.6%. This increase is mainly attributable to:

- Program growth, combined with a higher proportion of Aeroplan Miles (issued by Aeroplan on or after January 1, 2002) redeemed during the quarter, including the positive impact of higher non-air reward redemption activity, which increased by 66.7% compared to the fourth quarter of 2005, for a total of $48.2 million,
- a higher cumulative average revenue recognized per Aeroplan Mile redeemed, representing $3.7 million, primarily attributable to an increase in the cumulative average selling price of an Aeroplan Mile as a result of higher contracted rates; and
- revenue recognized from Breakage for the quarter ended December 31, 2006 amounted to $32.5 million (calculated at 17%) compared to $29.4 million (calculated at 17%) for the quarter ended December 31, 2005, representing an increase of $3.1 million or 10.5%. The increase in revenue recognized from Breakage is mainly attributable to the increase in outstanding Aeroplan Miles as a result of growth in Gross Billings over the last 30 months compared to the 30 months ended December 31, 2005.

Revenue from tier management, contact centre management and marketing fees from Air Canada decreased to $3.5 million from $4.7 million or 25.5%. During 2005, this fee was contracted at a fixed amount whereas for 2006 it is billed on the basis of actual costs incurred plus a profit margin.

Other revenue, consisting primarily of charges to members for services rendered including the mileage transfer program, booking, change and cancellation fees, and other miscellaneous amounts, amounted to $11.3 million for the quarter ended December 31, 2006 compared to $10.7 million for the quarter ended December 31, 2005, representing a $0.6 million or 5.6% increase.

Total revenue amounted to $208.4 million for the quarter ended December 31, 2006 compared to $154.0 million for the quarter ended December 31, 2005, representing an increase of $54.4 million or 35.3%.

Cost of rewards amounted to $120.2 million for the quarter ended December 31, 2006 compared to $83.5 million for the quarter ended December 31, 2005, representing an increase of $36.7 million or 44.0%. This increase is mainly attributable to the following factors:

- a higher proportion of Aeroplan Miles (issued by Aeroplan on or after January 1, 2002) redeemed, representing $5.8 million, and higher general redemption activity as a result of program growth and the introduction of ClassicPlus Flight rewards during the quarter, accounting for $30.3 million for a total of $36.1 million;
- and the combination of a lower redemption cost per Aeroplan Mile redeemed for air travel rewards of $2.7 million and higher redemption costs attributable to non-air rewards of $3.3 million, for a total combined rate increase of $0.6 million.

The higher Average redemption costs for ClassicPlus were offset during the quarter by $5.6 million of favourable pricing adjustments for 2006 ($4.5 million of which related to the first nine months of 2006) received and recorded during the quarter, representing $2.7 million.

Cost of rewards for the quarter ended December 31, 2005 was particularly low due to changes in the redemption mix of rewards with a higher redemption volume of the less expensive Classic rewards.

Gross margin decreased by 3.5% during the fourth quarter of 2006, representing 42.3% of total revenue, mainly as a result of the lower proportion of breakage revenue to total revenue, compared to the fourth quarter of 2005. Breakage revenue has no cost of rewards attributable to it.

Operating expenses, excluding depreciation and amortization, amounted to $47.5 million for the quarter ended December 31, 2006 compared to $37.0 million in 2005, representing an increase of $10.5 million or 28.4%. The increase resulted primarily from higher net compensation costs of $1.9 million, resulting from general increases in headcount and average salaries, and stock based compensation, partially offset by compensation cost savings experienced in the contact centres; higher advertising and promotion and technology related costs of $11.0 million as a result of the launch of ClassicPlus Flight rewards, offset by $2.4 million of lower costs incurred for the quarter related to professional, advisory and other services.

Depreciation and amortization remained stable with an increase of $0.1 million or 3.3%.

Operating income amounted to $37.3 million for the quarter ended December 31, 2006 compared to $30.2 million for the quarter ended December 31, 2005, representing an increase of $7.1 million or 23.5% mainly attributable to the higher proportion of Aeroplan Miles redeemed and higher reward redemption activity as a result of the introduction of ClassicPlus Flight rewards.

Net interest income for the quarter ended December 31, 2006, consists of interest revenue of $5.7 million earned on cash and cash equivalents and short-term investments on deposit; offset by interest on long-term debt of $4.0 million on the borrowings under the term facility, compared to $3.1 million and $3.1 million, respectively for the comparative period. The differences are explained by higher average amounts on deposit and higher interest rates. During the fourth quarter of 2006 and 2005, Aeroplan recognized $0.5 million of amortization of deferred financing charges related to the long-term debt.

Adjusted EBITDA for the quarter amounted to $57.0 million or 25.1% (as a % of Gross Billings) and *Distributable Cash* generated amounted to $53.0 million or 23.4% (as a % of Gross Billings), compared to $51.2 million or 26.1% (as a % of Gross Billings) and $47.2 million or 24.0% (as a % of Gross Billings), respectively for the fourth quarter of 2005. Although Distributable Cash was negatively affected by the $10.5 million increase in operating expenses, it was positively impacted by the increase in Gross Billings and the change in Future Redemption Costs. Adjusted EBITDA and Distributable Cash are non-GAAP measures, for additional information on these measures, please refer to the **PERFORMANCE INDICATORS** section.

This section includes sequential quarterly data for the eight quarters ended December 31, 2006.

UNAUDITED (in thousands, except per unit amounts)					2005 Q4 $	Q3 $	Q2 $	Q1 $
Gross Billings	**226,728**	**211,245**	**212,376**	**201,502**	**196,568**	**195,533**	**185,824**	**176,861**
Total revenue	**208,404**	**178,391**	**182,534**	**200,058**	**154,022**	**156,266**	**157,065**	**172,548**
Cost of rewards	120,160	107,741	112,470	124,883	83,474	101,739	100,226	111,603
Gross margin	88,244	70,650	70,064	75,175	70,548	54,527	56,839	60,945
Operating expenses, excluding depreciation and amortization	47,451	34,464	34,948	32,438	37,012	32,254	29,788	33,405
Depreciation and amortization	3,479	3,155	3,884	3,742	3,367	1,759	1,706	1,659
Operating income	37,314	33,031	31,232	38,995	30,169	20,514	25,345	25,881
Net earnings	**38,469**	**34,320**	**31,755**	**38,985**	**29,729**	**19,431**	**25,362**	**25,782**
Adjusted EBITDA	**56,975**	**53,359**	**51,470**	**54,390**	**51,239**	**40,252**	**40,799**	**37,571**
Distributable Cash	**52,996**	**50,664**	**44,348**	**51,099**	**47,231**	**35,889**	**37,066**	**33,722**
Distributable Cash per unit	**0.2655**	**0.2533**	**0.2217**	**0.2555**	**0.2362**	**0.1794**	**0.2111**	**0.1927**
Earnings per unit, in accordance with GAAP	**0.1927**	**0.1716**	**0.1588**	**0.1949**	**0.1486**	**0.0972**	**0.1445**	**0.1473**

Since January 1, 2002, Aeroplan has consistently generated positive cash flows from operations. Cash generated from the sale of Aeroplan Miles to commercial partners other than Air Canada and its affiliates in excess of that required to pay Aeroplan's obligation to deliver non-Air Canada rewards and its operating expenses was historically transferred to Air Canada in accordance with corporate practices. Subsequent to the initial public offering on June 29, 2005, Aeroplan manages its own cash. At December 31, 2006, Aeroplan had $166.9 million of cash and cash equivalents and $452.8 million of short-term investments (consisting of commercial paper with maturity dates ranging between January and March of 2007) on hand, for a total of $619.7 million. The Aeroplan Miles redemption reserve described under **Aeroplan Miles Redemption Reserve** of $400.0 million is included in this amount.

The following table provides an overview of Aeroplan's cash flows for 2006 and 2005:

(in thousands of dollars)	Years ended December 31	
		2005 $
Cash from operating activities	321.0	320.4
Cash from (used in) investing activities	(375.7)	(114.3)
Cash from (used in) financing activities	(144.2)	159.8
Cash and cash equivalents, end of year	**166.9**	**365.9**

Cash from operations is generated primarily from the collection of Gross Billings of Aeroplan Miles and is reduced by the cash required to provide the rewards when Aeroplan Miles are redeemed and by operating and interest expenses.

Cash from operating activities was $321.0 million and $320.4 million for 2006 and 2005, respectively.

The increase of $0.6 million for the year, is primarily attributable to higher net earnings for the year partly offset by the funding of stock-based compensation plans, the net effect of the changes in non-cash working capital, which result from timing differences related to collections and payments, and the changes in depreciation and amortization and stock-based compensation, which are of a non cash nature.

Aeroplan's investment activities for 2006 and 2005 related to the purchase of short-term investments of $353.8 million and $99.0 million, respectively. In addition, Aeroplan invested in maintenance capital expenditures of $21.9 million and $15.3 million for 2006 and 2005, respectively, related to software development and technology initiatives designed to improve reward redemption processes, including the ClassicPlus Flight rewards project, and operating efficiencies through automation. Anticipated capital expenditures, mainly related to software development and technology initiatives for 2007, are expected to relate mostly to maintenance capital expenditures and to approximate $20 million.

Cash flows used in financing activities, related to the payment of distributions amounted to $144.2 million for 2006. By comparison, $159.8 million from financing activities was generated during 2005 as a result of the borrowings under the credit facility; the issuance of partnership units to the Fund; partly offset by the distribution on reorganization and the payment of the working capital note to ACE issued concurrently with the initial public offering; distributions paid to the partners subsequent to the initial public offering; deferred financing costs incurred in connection with the credit facility; and offering costs paid on behalf of the Fund.

Aeroplan anticipates that total capital requirements for the next twelve months of $188.0 million, including $168.0 million in respect of anticipated cash distributions, based on the current distribution rates, and approximately $20.0 million of maintenance capital expenditures, will be funded from operations, available cash on deposit and, to the extent required, from the **Aeroplan Miles Redemption Reserve** described below and bank borrowings, if necessary.

In conjunction with the issuance of units to the Fund and the credit facilities concluded on June 29, 2005, Aeroplan established the Aeroplan Miles redemption reserve ("the Reserve"). As at December 31, 2006, the Reserve amounted to $400.0 million and was included in cash and cash equivalents and short-term investments.

The amount held in the Reserve, as well as the types of securities in which it may be invested (high quality commercial paper), are based on policies established by management, which are reviewed periodically.

The Reserve may be used to supplement cash flows generated from operations in order to pay for rewards in the event of unusually high redemption activity associated with Aeroplan Miles.

Management is of the opinion that the Reserve, combined with other liquidities on hand, is sufficient to cover redemption costs, including redemption costs incurred in periods of unusually high redemption activity, as they become due, in the normal course of business.

To date, Aeroplan has not had to use the funds held in the Reserve.

At December 31, 2006, the Reserve represented 39.6% of the Future Redemption Cost liability.

The deferred revenue presented in the balance sheet represents accumulated unredeemed Aeroplan Miles valued at their weighted average selling price and unamortized Breakage. The estimated Future Redemption Cost liability of those Aeroplan Miles, calculated at the current Average cost of rewards per Mile redeemed, amounts to $1,010 million.

Deferred financing costs incurred in connection with the **Credit Facilities** described below amounting to $7.1 million are amortized over the term of the debt facility to which they relate. In July 2005, Aeroplan established a Fund unit ownership plan which expired in December 2005. It allowed eligible employees to invest up to 5% of their salary for the purchase of Fund units on the secondary market. Aeroplan matched on a dollar-for-dollar basis the investments made by the employees under this plan and purchased the units on the secondary market on behalf of the participants. Units purchased in 2005, under this plan, vested on December 15, 2006. Aeroplan's cost of units under this plan was deferred and charged to earnings as compensation expense over the vesting period, until December 15, 2006.

On June 29, 2005, Aeroplan entered into a credit agreement for the following facilities:

(in thousands)	Authorized $	Drawn at December 31 2006 $
Revolving term facility	75,000	–
Term facility	300,000	300,000
Acquisition facility	100,000	–
Total	**475,000**	**300,000**

The term and the acquisition facilities mature on June 29, 2009, or earlier at the option of Aeroplan and bear interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%. Borrowings under the term facility consist of Bankers' Acceptances with a 90 day term and an effective interest rate of 5.3% at December 31, 2006 (4.4% at December 31, 2005).

During the year, the term of the revolving term facility was extended to mature on June 29, 2009 from June 29, 2008.

The outstanding credit facilities are secured by substantially all the present and future assets of Aeroplan, subject to the priority guarantee granted to First Data Loan Company, Canada as described in Other under the section **GUARANTEES (OFF-BALANCE SHEET ARRANGEMENTS) AND CONTINGENT LIABILITIES**.

The credit facilities are subject to Aeroplan's ability to maintain financial covenants related to leverage and debt service ratios of ≤ 2.75 and interest coverage of ≥ 3.0, as well as other affirmative and negative covenants.

At December 31, 2006, Aeroplan's financial covenants were as follows:

Ratio	Result	Test
Leverage	**1.17**	≤ 2.75
Debt service	**(1.00)**	≤ 2.75
Interest coverage	**N/A**	≥ 3.00

In view of Aeroplan's cash generation capacity and overall financial position, while there can be no assurance in this regard, management believes that Aeroplan will be able to pay or refinance the debt when it comes due.

Pursuant to an amendment to the CPSA, entered into between Aeroplan and Air Canada, on October 13, 2006, Air Canada's revised obligation for the cost of air rewards related to the redemption of Air Canada Miles earned by members prior to January 1, 2002, has changed to 112.4 billion miles from 103.4 billion miles. In addition, Aeroplan has also agreed to indemnify Air Canada, its affiliates and representatives from any claims arising out of any changes made at any time by Aeroplan to the Aeroplan Program to the extent such changes are implemented to address fluctuations in Breakage related to the liability attached to miles issued prior to January 1, 2002.

In accordance with the CPSA, as amended, Air Canada is responsible for the cost of the redemption for air rewards of up to a maximum of 112.4 billion miles accumulated by members prior to January 1, 2002. As of December 31, 2006, 98.2 billion of those miles had been redeemed.

In the unlikely event that Air Canada is unable to meet its obligation, Aeroplan may be required to honour Air Canada's redemption obligation, which based on Aeroplan's current annual Average redemption cost per Mile for 2006, would amount to approximately $135.0 million at December 31, 2006, compared to $223.0 million at December 31, 2005.

Also under the CPSA, Aeroplan is responsible for any redemptions for air rewards of Air Canada Miles issued prior to January 1, 2002, in excess of the 112.4 billion miles. While on the basis of current estimates, Aeroplan does not expect such redemptions to exceed 112.4 billion; the maximum potential redemption cost of meeting this obligation if all 23.3 billion estimated Broken but unexpired Air Canada Miles were to be redeemed, amounts to $219.0 million at December 31, 2006 and $254.0 million at December 31, 2005.

As a result, the total maximum potential redemption cost to Aeroplan for the total outstanding and unbroken Air Canada Miles is estimated to be $354.0 million and $477.0 million at December 31, 2006 and December 31, 2005, respectively.

In addition, Aeroplan may be required to provide rewards to members for unexpired Aeroplan Miles accounted for as Breakage on the Miles issued after December 31, 2001 for which no obligation has been recorded as the revenue has been recognized or deferred for such Breakage. The maximum exposure for such obligations is estimated to be $440.0 million at December 31, 2006 and $364 million at December 31, 2005. The exposure has been calculated on the basis of the actual prices with reward suppliers, including Air Canada, and management's estimates of the mix of the various types of awards that members may select, based on past experience.

From time to time, Aeroplan becomes involved in various claims and litigation as part of its business. While the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current pending claims and litigation, will not have a material impact on Aeroplan's financial position and results of operations.

Aeroplan has agreed to indemnify its directors and officers, to the extent permitted under corporate law, against costs and damages incurred by the directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their services. Aeroplan's directors and officers are covered by directors' and officers' liability insurance. No amount has been recorded in these financial statements with respect to the indemnification agreements.

In connection with a merchant services agreement dated September 30, 2004, entered into with First Data Loan Company, Canada in the name of Aeroplan and Air Canada and other ACE subsidiaries, Aeroplan has jointly and severally guaranteed in favour of First Data Loan Company, Canada, the obligations of the other parties to the agreement, in the event that such entities were unable to fulfill their obligations related to airline and tour tickets sold in advance and charged to the credit cards processed under the agreement. The maximum exposure related to this guarantee at December 31, 2006 and December 31, 2005 was $205.2 million and $155.2 million respectively.

Aeroplan is controlled by ACE, Aeroplan's and Air Canada's parent company. Air Canada, including its affiliates, is one of Aeroplan's largest partners, representing 29% and 27% of Aeroplan Miles billed for 2006 and 2005, respectively. Air Canada, including other Star Alliance partners, is Aeroplan's largest supplier of rewards and services. For 2006, 89.7% of total reported cost of rewards was paid to Air Canada, compared to 93.2% for 2005. Selling, general and administrative expenses where Air Canada was the supplier of services represented 47.5% and 56.0% of total reported operating expenses for 2006 and 2005.

The decreasing proportions are explained by the increasing trend in redemption of non-air rewards by members, in the case of cost of rewards and reduced dependence over time on Air Canada as a service provider, in the case of operating expenses.

The commercial relationship between Aeroplan and Air Canada and its affiliates is governed by several arrangements and agreements.

At December 31, 2006, distributions payable to ACE (to be paid in the first quarter of 2007) amounted to $12.0 million ($14.8 million at December 31, 2005), of which $7.8 million is, in respect of fourth quarter distributions, related to the 40 million subordinated Aeroplan units owned by ACE ($7.0 million at December 31, 2005). The subordination period ended on December 31, 2006.

As at December 31, 2006, estimated future minimum payments under Aeroplan's contractual obligations are as follows:

(in millions)	Total $	2007 $	2008 $	2009 $	2010 $	2011 $	After Five Years $
Operating leases	3.2	1.6	1.6	–	–	–	–
Special payments under GSA	13.1	1.9	1.9	1.9	1.9	1.9	3.6
Term credit facility	300.0	–	–	300.0	–	–	–
Purchase obligation under the CPSA	3,997.4	296.1	296.1	296.1	296.1	296.1	2,516.9
Total	**4,313.7**	**299.6**	**299.6**	**598.0**	**298.0**	**298.0**	**2,520.5**

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates, judgments and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates. Management has identified the areas, discussed below, which it believes are the most subject to judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change significantly in subsequent periods.

The significant accounting policies of Aeroplan are described in note 2 to the December 31, 2006 audited consolidated financial statements of Aeroplan. The policies which Aeroplan believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

Aeroplan earns revenue from the sale of Aeroplan Miles to commercial partners based on individual contracts with each commercial partner. Since the earnings process is not complete at the time an Aeroplan Mile is sold, the Gross Billings from the sale of Aeroplan Miles are deferred and recognized as revenue when Aeroplan Miles are redeemed by members. For those Aeroplan Miles that Aeroplan has estimated will go unredeemed by members, Aeroplan recognizes revenue over the estimated average life of an Aeroplan Mile, currently estimated at 30 months.

Management's estimate of the number of Aeroplan Miles sold that will never be redeemed by members, known as "Breakage", is currently estimated at 17% of Aeroplan Miles sold. In developing this estimate, management takes into consideration that the issuance and redemption of Aeroplan Miles is influenced by the type of commercial partners and their volume of transactions, the types of rewards offered, the overall health of the Canadian economy, the nature and extent of promotional activity in the market-place and the extent of competing loyalty programs.

Management's estimate of Broken Aeroplan Miles directly impacts the amount of Breakage revenue recognized. Breakage revenue is included in the financial statements with earned revenue from the sale of Aeroplan Miles and represented $125.1 million and $113.4 million for the years ended December 31, 2006 and 2005, respectively. Management monitors factors affecting Breakage and from time to time may use independent third party experts to assist in the determination of the appropriate level of Breakage, including the average life of an Aeroplan Mile, at least every two years or earlier if such monitoring indicates that a significant change in Breakage may have occurred. The first such assessment was completed during 2004 on the basis of data accumulated until the end of 2003. This exercise resulted in a change of estimate of Breakage from 19% of Aeroplan Miles sold to 17% of Aeroplan Miles sold as a result of changes to the Aeroplan Program, including the increase in non-air rewards offered and the ease of redemption of Aeroplan Miles.

During 2006, in accordance with its policy to review Breakage every two years, management, assisted by independent experts, completed its review of the estimated Breakage factor used to determine the number of Total Miles sold which are not expected to be redeemed, on the basis of data accumulated until the end of 2005. While there can be no assurance that the Breakage factor will remain constant in the future, based on the results, which include the impact of the program changes described under **OVERVIEW**, the Breakage factor has remained unchanged at 17%. Since the potential impact of the introduction of ClassicPlus Flight rewards was not considered in the studies, they will be updated in 2007. Management estimates that a 1% change in Breakage related to the Aeroplan Miles issued after January 1, 2002, would have a total impact on revenue and net earnings for the period in which the change occurred, of $24.4 million with $17.1 million relating to prior years and $7.3 million relating to the current year. A 1% reduction in Breakage related to the Air Canada Miles, would have an unfavourable impact on cost of rewards and net earnings for the period in which the change occurred, of $29.3 million.

Software is tested for impairment whenever circumstances indicate that its carrying value may not be recoverable based on undiscounted cash flows from its direct use and disposition. Any loss is measured as the amount by which the assets' carrying values exceed fair values.

Goodwill is not amortized but is tested for impairment annually, or more frequently should events or circumstances change indicating that the asset may be impaired. The impairment test is performed in two steps. First, the carrying amount of Aeroplan, including goodwill, is compared to its fair value. Fair value is determined on the basis of discounted cash flows. If the fair value exceeds its carrying value, goodwill is not considered to be impaired and therefore the second step of the impairment test is not performed. The second step is performed when the carrying value of the Partnership exceeds its fair value. In such a case, the implied fair value of the goodwill, as determined in the same manner as the value of goodwill determined in a business combination, is compared to the carrying value of the goodwill to measure the amount of the impairment loss, if any.

[illegible]

Fair values–The carrying amourts reported on the balance sheet for cash and cash equivalents, short-term investments, accounts receivable, accounts payable a1d accrued liabilities approximate fair value due to the immediate or short term maturities of these financial instruments.

Credit risk–In accordance with its investment policy, Aeroplan invests the Reserve and excess cash, included in short-term investments and cash and cash equivalents in commercial paper or corporate bonds with a minimum rating of R-1 (high) or AA(low) and term deposits, subject to certain thresholds to reduce undue exposure to any one issuer.

Interest rate exposure–Aeroplan is exposed to fluctuations in interest rates under the terms of the outstanding credit facility which bears interest at variable rates and has been borrowed in the form of Bankers' Acceptances. Due to the short-term nature of the underlying Bankers' Acceptances (typically 90 days), the carrying value of the long-term debt approximates fair value.

Aeroplan invests the Reserve and excess cash on hand in high quality instruments with similar terms to maturity as the underlying instruments related to the credit facility, with an objective to mitigate the interest rate exposure.

[illegible]

The tax attributes of the Partnership's net assets flow directly to the partners. As a result of the reorganization, the net temporary which took place immediately prior to the Initial Public Offering, differences between the tax bases and the financial statement carrying amounts of Aeroplan's assets and liabilities which accrued to Air Canada and approximated $1.8 billion at December 31, 2004, reflecting future tax deductions in excess of future taxable amounts were reduced by approximately $960.0 million and were transferred to ACE for no consideration. At December 31, 2006 the tax bases of Aeroplan's assets and liabilities related to temporary differences exceeded their financial statement carrying amounts by approximately $699.7 million compared to $773.5 million at December 31, 2005. These differences will translate into higher deductions for tax purposes than for accounting purposes and will be used to reduce taxable income in future years.

[illegible]

Aeroplan's disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information is identified to its Disclosure Committee to ensure appropriate and timely decisions are made regarding public disclosure.

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have concluded that the Partnership's disclosure controls and procedures are effective based upon an evaluation of these controls and procedures conducted at December 31, 2006.

Management is responsible for designing such internal controls over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

No changes were made in Aeroplan's internal control over financial reporting during the year ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, Aeroplan's internal control over financial reporting.

Aeroplan files certifications, signed by the CEO and CFO, with the Canadian Securities Administrators upon filing of Aeroplan's and the Fund's annual financial statements and MD&A. In those filings, the CEO and CFO certify, as required by Multilateral Instrument 52-109, the appropriateness of the financial disclosures, the effectiveness of Aeroplan's disclosure controls and procedures, and the design of internal controls over financial reporting to provide reasonable assurance as its reliability and the preparation of financial statements for external purposes in accordance with GAAP. Aeroplan's CEO and CFO also certify the appropriateness of the financial disclosures in its interim filings with Securities Regulators, and that they have caused disclosure controls and procedures to be designed.

The Audit, Finance and Risk Committee reviewed this MD&A, and the audited consolidated financial statements, and the Board of Directors and the Trustees approved these documents prior to their release.

Management is committed to deliver its 2007 business plan including continued expansion of commercial partners, available rewards and operating efficiency through investments in technological solutions.

The percentage of the distributions attributable to return of capital will approximate 60% for 2006 compared to 84% for 2005 and taxable income (representing taxable income generated from Aeroplan's operations) will approximate 40% for 2006 compared to 16% for 2005.

The different proportions of taxable income and return of capital between the years result from higher net earnings and lower tax deductions (permanent and timing differences between the calculation of net income for accounting purposes and taxable income) as a proportion of taxable income during 2006.

The amount of distributions remains subject to review throughout the year and any changes to the monthly distribution amounts are subject to the approval of the Board of Directors.

On October 31, 2006, the Minister of Finance (Canada) announced proposed tax legislation rendering income trusts taxable commencing in 2011. In the event the Fund becomes a taxable entity, income taxes payable will reduce net earnings and will affect Distributable Cash by an equivalent amount. Management with the help of professional advisors, is in the process of evaluating the future corporate structure and optimal timing of transition.

The results of operations and financial condition of Aeroplan are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of the management of Aeroplan. The following section summarizes certain of the major risks and uncertainties that could materially affect future business results going forward.

Aeroplan's top three commercial partners were responsible for 91% of Gross Billings for the year ended 2006. A decrease in sales of Aeroplan Miles to any of Aeroplan's significant partners for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services Aeroplan provides could have a material adverse effect on Gross Billings. Subject to the minimum number of Aeroplan Miles to be purchased by Air Canada under the CPSA, Air Canada can change the number of Aeroplan Miles awarded per flight without Aeroplan's consent, which could result in a significant reduction in Gross Billings. Aeroplan cannot ensure that its contracts with these, or other, partners will be renewed on similar terms, or at all when they expire.

Aeroplan's members' strong demand for air travel creates a significant dependency on Air Canada in particular and the airline industry in general. Any disruptions or other material adverse changes in the airline industry, whether domestic or international, affecting Air Canada or a Star Alliance member airline, could have a material adverse impact on Aeroplan's business. This could manifest itself in Aeroplan's inability to fulfill member's flight redemption requests or to provide sufficient accumulation opportunities. As a result of airline or travel services industry disruption, such as those which resulted from the terrorist attacks on September 11, 2001, or as might result from political instability, other terrorist acts or war, some members could determine that air travel is too dangerous or, given new airport regulations, too burdensome. Consequently, members might forego redeeming points for air travel and therefore might not participate in the Aeroplan Program to the extent they previously did which could adversely affect Aeroplan's revenue from the Aeroplan Program. A reduction in member use of the Aeroplan Program could impact Aeroplan's ability to retain its current partners and members and to attract new partners and members.

A decrease in Gross Billings from any of Aeroplan's partners for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services Aeroplan provides, or a decrease in the accumulation of Aeroplan Miles by members could have a material adverse effect on Aeroplan's Gross Billings and revenue.

A significant portion of Aeroplan's profitability is based on its estimate of the number of Aeroplan Miles that will never be redeemed by the member base. The percentage of Aeroplan Miles that are not expected to be redeemed is known as "Breakage" in the loyalty industry. Management's current estimate of Breakage is based on two independent studies conducted in 2006 on behalf of Aeroplan. Breakage may decrease from the current estimate of 17% as the Aeroplan Program grows and a greater diversity of rewards become available. If actual redemptions are greater than Aeroplan's current estimates, its profitability could be adversely affected due to the cost of the excess redemptions. Furthermore, the actual mix of redemptions between air and non-air rewards could adversely affect Aeroplan's profitability. Total "Broken" Miles still outstanding, amounted to 70.0 billion miles as at December 31, 2006 and include 46.7 billion Aeroplan Miles. Responsibility to provide rewards for these 70.0 billion "Broken" Miles rests with Aeroplan should such "Broken" Miles ever be redeemed. While Management believes that a material portion of these estimated Broken Aeroplan Miles will not be redeemed, there can be no such assurances.

Competition in the loyalty marketing industry is intense and Aeroplan expects it to increase. New competitors may target Aeroplan's partners and members, as well as draw rewards from Aeroplan's rewards suppliers. The continued attractiveness of the Aeroplan Program will depend in large part on Aeroplan's ability to remain affiliated with existing partners or add new partners, that are desirable to consumers and to offer rewards that are both attainable and attractive to consumers. With respect to Aeroplan's database marketing services, Aeroplan's ability to continue collecting detailed transaction data on consumers is critical in providing effective marketing strategies for its partners. Many of Aeroplan's current competitors may have greater financial, technical, marketing and other resources than Aeroplan. Aeroplan cannot ensure that it will be able to compete successfully against its current and potential competitors, including in connection with technological advancements by such competitors.

The markets for the services that Aeroplan offers may fail to expand or may contract and this could negatively impact Aeroplan's growth and profitability. Loyalty and database marketing strategies are relatively new to retailers, and Aeroplan cannot guarantee that merchants will continue to use these types of marketing strategies. Additionally, downturns in the economy or the performance of retailers may result in a decrease in the demand for loyalty marketing and Aeroplan's products and services.

Aeroplan's costs may increase as a result of supply arrangements with Air Canada and other suppliers. Aeroplan may not be able to satisfy its members if the seating capacity made available to Aeroplan by Air Canada, Jazz and Star Alliance member airlines or other non-air rewards from other suppliers are inadequate to meet their redemption demands at specific prices.

If, upon the renegotiation of the rates charged to Aeroplan under the CPSA which takes place every three years beginning in the second quarter of 2007 or upon the expiry of the CPSA, Aeroplan is unable to negotiate new rates or a replacement agreement with Air Canada on similarly favourable terms or if Air Canada sharply reduces its seat capacity, Aeroplan may be required to pay more for seat capacity from Air Canada than the currently negotiated rates under the CPSA or to purchase seat capacity from other airlines. Seat capacity from other airlines could be more expensive than comparable seat capacity under the CPSA, and the routes offered by the other airlines may be inconvenient or undesirable to the redeeming members. As a result, Aeroplan would experience higher air travel redemption costs, while at the same time member satisfaction with the Aeroplan Program may be adversely affected by requiring travel on other carriers on certain routes.

Air travel rewards remain the most desirable reward for consumers. An increase in low cost carriers and the airline industry trend which has major airlines offering low cost fares may negatively impact the incentive for consumers of air travel services to book flights with Air Canada or participate in the Aeroplan Program. Similarly, any change which would see the benefits of Star Alliance reduced either through Air Canada's, or, less importantly, another airline's withdrawal from Star Alliance or its dissolution could also have a negative impact since Aeroplan's members would lose access to the existing portfolio of international reward travel. In addition, the growth or emergence of other airline alliance groups could have a negative impact on Aeroplan by reducing traffic on Air Canada and Star Alliance member airlines.

The airline industry has been subject to a number of increasing costs over the last several years, including increases in the cost of fuel and insurance, and increased airport user fees and air navigation fees. These increased costs may be passed on to consumers, increasing the cost of redeeming Aeroplan Miles for air travel rewards. This may negatively impact consumer incentive to participate in the Aeroplan Program.

Aeroplan derives most of its Gross Billings from the sale of Aeroplan Miles to its commercial partners. The earnings process is not complete at the time an Aeroplan Mile is sold as Aeroplan incurs most of its costs on the redemption of the Aeroplan Mile. Based on historical data, the estimated period between the issuance of an Aeroplan Mile and its redemption is currently 30 months; however, Aeroplan has no control over the timing of the redemption of Aeroplan Miles or the number of Aeroplan Miles redeemed. Aeroplan currently uses Gross Billings (deferred revenue) in the fiscal year from the issuance of Aeroplan Miles to pay for the redemption costs incurred in the year. As a result, if Aeroplan were to cease to carry on business, or if redemption costs incurred in a given year were in excess of the revenues received in the year from the issuance of Aeroplan Miles, Aeroplan would face unfunded future redemption costs, which could increase Aeroplan's need for working capital and, consequently, affect distributions to unitholders. In recognition of that fact, Aeroplan has established a cash reserve equal to $400 million. See **Aeroplan Miles Redemption Reserve**. There can be no assurance that this cash reserve will be sufficient to cover all actual unfunded future redemption costs that may arise in the future.

As part of the Aeroplan Program, Aeroplan maintains a member database which contains member information including account transactions. Although Aeroplan has security procedures, it may still be vulnerable to potential unauthorized access to, or use or disclosure of member data. If Aeroplan experiences a security breach, Aeroplan's reputation may be negatively affected. An increased number of members may opt out from receiving marketing materials. The use of Aeroplan's marketing services by partners could decline in the event of any publicized compromise of security. Any public perception that Aeroplan released consumer information without authorization could subject Aeroplan to complaints and investigation by the Privacy Commissioner of Canada and/or provincial privacy commissioners and adversely affect Aeroplan's relationships with members and partners.

The enactment of new, or amendments to existing, legislation or industry regulations relating to consumer privacy issues and/or marketing, including telemarketing, could have a material adverse impact on Aeroplan's marketing services. Any such legislation or industry regulations could place restrictions upon the collection and use of information and could adversely affect Aeroplan's ability to deliver its marketing services.

The Federal Privacy Act and Canadian provincial private sector legislation generally require organizations to obtain a consumer's consent to collect, use or disclose personal information. Under the Federal Privacy Act, which took effect on January 1, 2001, the nature of the required consent depends on the sensitivity of the personal information. Both the federal and provincial privacy laws permit personal information to be used only for the purposes for which it was collected. Under Canadian privacy legislation, Aeroplan members are permitted to voluntarily "opt out" from receiving various types of marketing material. Heightened consumer awareness of, and concern about, privacy may result in an increase in the number of customers "opting out". This would mean that Aeroplan's marketing services would only potentially reach a smaller pool of members.

Aeroplan has historically experienced considerably lower Gross Billings from the sale of Aeroplan Miles in the first and second quarters of the calendar year and higher Gross Billings from the sale of Aeroplan Miles in the third and fourth quarters of the calendar year. In addition, Aeroplan has historically experienced greater redemptions and therefore costs for rewards, in the first and second quarters of the calendar year and lower redemptions and related costs for rewards in the third and fourth quarters of the calendar year. This pattern results in significantly higher operating cash flow and margins in the third and fourth quarters for each calendar year compared to the first and second quarters.

Demand for travel rewards is also affected by factors such as economic conditions, war or the threat of war, fare levels and weather conditions. Due to these and other factors, operating results for an interim period are not necessarily indicative of operating results for an entire year, and operating results for a historical period are not necessarily indicative of operating results for a future period.

Aeroplan's business is subject to several types of regulation, including legislation relating to privacy, transportation, competition, advertising and sales, and lotteries, gaming and publicity contests. As well, an increasing number of laws and regulations pertain to the Internet. These laws and regulations relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. In addition, Air Canada, one of Aeroplan's leading commercial partners, and several other Aeroplan partners operate in the highly regulated airline industry. Changes in regulations affecting Aeroplan, Air Canada, one of Aeroplan's other major partners or the airline industry generally, or the implementation of additional limitations or adverse regulatory decisions affecting such entities may have a material adverse effect on Aeroplan's business, results from operations and financial condition.

The success of Aeroplan depends on the abilities, experience, industry knowledge and personal efforts of senior management and other key employees of Aeroplan, including their ability to retain and attract skilled employees. The loss of the services of such key personnel could have a material adverse effect on the business, financial condition or future prospects of Aeroplan. The growth plans may put additional strain and demand on senior management and key employees and produce risks in both productivity and retention levels. In addition, Aeroplan may not be able to attract and retain additional qualified management as needed in the future.

Call centre agents are currently covered by a collective agreement between the CAW and Air Canada in place until 2009. While Aeroplan enjoys positive relations with the unionized call centre agents, if Air Canada faces labour disturbances resulting in work stoppages or other action instigated from within the larger bargaining unit, this could have a material adverse effect on Aeroplan's business. Furthermore, if at the expiration of the applicable collective agreement, the relevant parties are unable to renegotiate the collective agreement with the CAW, it could result in work stoppages and other labour disturbances which would similarly have a material adverse effect on Aeroplan's business. In addition, if the GSA is terminated by Air Canada, it could have a material adverse effect on Aeroplan's business in the event that Aeroplan is unable to hire a sufficient number of call centre agents during the six month termination period under the GSA.

Aeroplan's ability to protect its data and call centres against damage from fire, power loss, telecommunications failure and other disasters is critical. In order to provide many of its services, Aeroplan must be able to store, retrieve, process and manage large databases and periodically expand and upgrade its capabilities. While Aeroplan has in place, and continues to invest in, technology security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly. Any damage to Aeroplan's data and call centres, any failure of Aeroplan's telecommunication links that interrupts its operations or any impairment of Aeroplan's ability to use software licensed to it could adversely affect its ability to meet Aeroplan's partners' and members' needs and their confidence in utilizing Aeroplan in the future.

In addition, proper implementation and operation of technology initiatives is fundamental to Aeroplan's ability to operate a profitable business. Aeroplan continuously invests in new technology initiatives to remain competitive, and its continued ability to invest sufficient amounts to enhance technology will affect Aeroplan's ability to operate successfully. An inability to invest in technological initiatives would have a material adverse effect on Aeroplan's business, results from operations and financial condition.

Third parties may infringe or misappropriate Aeroplan's trademarks or other intellectual property rights or may challenge the validity of Aeroplan's trademarks or other intellectual property rights, which could have a material adverse effect on Aeroplan's business, financial condition or operating results. The actions that Aeroplan takes to protect its trademarks and other proprietary rights may not be adequate. Litigation may be necessary to enforce or protect Aeroplan's intellectual property rights, protect its trade secrets or determine the validity and scope of the proprietary rights of others. Aeroplan cannot ensure that it will be able to prevent infringement of its intellectual property rights or misappropriation of its proprietary information. Any infringement or misappropriation could harm any competitive advantage Aeroplan currently derives or may derive from its proprietary rights. Third parties may assert infringement claims against Aeroplan. Any such claims and any resulting litigation could subject Aeroplan to significant liability for damages. An adverse determination in any litigation of this type could require Aeroplan to design around a third party's patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in the diversion of Aeroplan's time and resources. Any claims from third parties may also result in limitations on Aeroplan's ability to use the intellectual property subject to these claims.

Aeroplan may be exposed to fluctuations in interest rates under its borrowings. Increases in interest rates may have an adverse effect on the earnings of Aeroplan. In addition, Aeroplan's financial results are sensitive to the changing value of the Canadian dollar In particular, Aeroplan is affected by fluctuations in the Canada/U.S. dollar exchange rate. The Corporation incurs expenses in U.S. dollars for such items as air, car rental and hotel rewards issued to redeeming Aeroplan members, while a substantial portion of its revenues are generated in Canadian dollars. A significant deterioration of the Canadian dollar relative to the U.S. dollar would increase the costs of the Company and could have an adverse effect on the Company's business, results from operations and financial condition. In addition, the Company may be unable to appropriately hedge the risks associated with fluctuations in exchange rates.

The ability of the Fund, the Trust and Aeroplan to make distributions, pay dividends or make other payments or advances will be subject to applicable laws and contractual restrictions contained in the instruments governing any indebtedness of the Trust and/or Aeroplan (including the **Credit Facilities**). The degree to which Aeroplan is leveraged could have important consequences to the holders of the Units, including: (i) that Aeroplan's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; (ii) that a significant portion of Aeroplan's cash flow from operations may be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations; (iii) that certain of Aeroplan's borrowings will be at variable rates of interest, which exposes Aeroplan to the risk of increased interest rates; and (iv) that Aeroplan may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures. These factors may increase the sensitivity of distributable cash to interest rate variations.

In addition, the **Credit Facilities** contain a number of financial and other restrictive covenants that require Aeroplan to meet certain financial ratios and financial condition tests and limit Aeroplan's ability to enter into certain transactions. A failure to comply with the obligations in the **Credit Facilities** could result in a default which, if not cured or waived, could result in a termination of distributions by Aeroplan and permit acceleration of the relevant indebtedness. If the indebtedness under the **Credit Facilities**, including any possible hedge contracts with the lenders, were to be accelerated, there can be no assurance that the assets of Aeroplan would be sufficient to repay in full that indebtedness.

Aeroplan may need to refinance its available credit facilities or other debt and there can be no assurance that Aeroplan will be able to do so or be able to do so on terms as favourable as those presently in place. If Aeroplan is unable to refinance these credit facilities or other debt, or is only able to refinance these credit facilities or other debt on less favourable and/or more restrictive terms, this may have a material adverse effect on Aeroplan's financial position, which may result in a reduction or suspension of cash

distributions to Unitholders. In addition, the terms of any new credit facility or debt may be less favourable or more restrictive than the terms of the existing credit facilities or other debt, which may indirectly limit or negatively impact the ability of the Fund to pay cash distributions.

Aeroplan derives its revenues principally from the sale of Aeroplan Miles to its partners which is, ultimately dependant on consumer spending. Cyclical deviations in the economy, a prolonged recession or an increase in interest rates could have a material adverse effect on members spending with Aeroplan partners or the use of credit or charge cards. This could decrease Aeroplan's attractiveness to its commercial partners and their participation in the Aeroplan Program. These factors, individually or in combination, could have a material adverse effect on Aeroplan's business, results from operations and financial condition.

The Fund is an unincorporated open-ended trust which will be entirely dependent on the operations and assets of Aeroplan through the indirect ownership of 49.7% of Aeroplan at December 31, 2006. Cash distributions to unitholders will be dependent on, among other things, the ability of the Trust to make cash distributions in respect of the Trust units, which in turn, is dependent on Aeroplan making cash distributions. The ability of Aeroplan or the Trust to make cash distributions or other payments or advances will be subject to applicable laws and regulations and contractual restrictions contained in the instruments governing any indebtedness of those entities.

Although the Fund intends to distribute cash distributions received in respect of the Trust Units, less expenses and amounts, if any, paid by the Fund in connection with the redemption of Units, there can be no assurance regarding the amounts of income to be generated by Aeroplan's business or ultimately distributed to the Fund. The actual amount distributed in respect of the Units is not guaranteed and will depend upon numerous factors, including Aeroplan's profitability and its ability to sustain Adjusted EBITDA margins and the fluctuations in Aeroplan's working capital and capital expenditures, all of which are susceptible to a number of risks.

The Fund Declaration of Trust provides that no unitholder shall be subject to any liability whatsoever to any person in connection with a holding of Units. However, in jurisdictions outside the Provinces of Ontario, Québec and Alberta, there remains a risk, which is considered by the Fund to be remote in the circumstances, that a unitholder could be held personally liable, despite such statement in the Fund Declaration of Trust, for the obligations of the Fund to the extent that claims are not satisfied out of the assets of the Fund. The affairs of the Fund are conducted to seek to minimize such risk wherever possible.

The Fund Declaration of Trust authorizes the Fund to issue an unlimited number of Units for that consideration and on those terms and conditions as shall be established by the Trustees without the approval of any Unitholders. The Unitholders will have no pre-emptive rights in connection with such further issues. Additional Units will be issued by the Fund in connection with the indirect exchange of the LP Units held by ACE. In addition, Aeroplan is permitted to issue additional LP Units for any consideration and on any terms and conditions.

At December 31, 2006, ACE owned 100,545,835 units of Aeroplan representing 50.3% of the voting interests in Aeroplan. Voting control enables ACE to determine all matters requiring securityholder approval.

Under a securityholders' agreement entered into on June 29, 2005, ACE has the ability to nominate a majority of the members of the Board of Directors. ACE effectively, through its representation on the Board of Directors, has sufficient voting power to prevent a change in control of Aeroplan. The Fund has a majority interest in Aeroplan following the January 10, 2007 exchange and distribution transactions completed by ACE, and minority representation on the Board of Directors.

The interests of ACE may conflict with those of Fund unitholders.

ACE holds 50.3% of the outstanding units of Aeroplan which, pursuant to the investor liquidity agreement, can be liquidated at any time, subject to certain conditions thereby causing the issuance of additional units of the Fund. ACE has also been granted certain registration rights by the Fund. If ACE liquidates substantial amounts of units in the public market, the market price of the Fund units could fall. The perception among the public that these sales will occur could also produce such effect.

The payout by Aeroplan of substantially all of its operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of Aeroplan and its cash flow.

The Fund Declaration of Trust imposes various restrictions on unitholders. Non-resident unitholders are prohibited from beneficially owning more than 49.9% of the units. These restrictions may limit (or inhibit the exercise of) the rights of certain Unitholders, including non-residents of Canada and U.S. persons, to acquire units, to exercise their rights as unitholders and to initiate and complete take-over bids in respect of the Units. As a result, these restrictions may limit the demand for units from certain unitholders and thereby adversely affect the liquidity and market value of the units held by the public.

On October 31, 2006, the Minister of Finance (Canada) announced new tax proposals concerning the taxation of income trusts and other flow-through entities and tabled a Notice of ways and means motion to amend the Income Tax Act in that regard (the "October Proposal"). The October Proposal was followed on December 21, 2006 by the release of draft legislation by the Department of Finance (Canada) (the "draft legislation" and, together with the October Proposal, the "2006 Proposed Amendments") concerning the distribution tax on publicly traded income trusts and partnerships. The 2006 Proposed Amendments, if enacted as currently drafted, will subject the Fund to trust level taxation as of January 1, 2011, which will reduce the amount of cash available for distributions to unitholders. Based on the proposed rate of such tax, the Fund estimates that the enactment of the 2006 Proposed Amendments will, commencing on January 1, 2011, reduce the amount of cash available to the Fund for distribution to its unitholders by an amount equal to 31.5% multiplied by the amount of pre-tax income (other than taxable dividends) distributed by the Fund and there can be no assurance that the Fund will be able to maintain the level of distributions commencing in 2011. There can be no assurance that the Fund will be able to retain the benefit of the deferred application of the new tax regime until 2011. If the Fund is deemed to have undergone "undue expansion", as described in the Guidelines on Normal Growth issued by the Department of Finance (Canada) on December 15, 2006, during the period from and including November 1, 2006 to December 31, 2010, the 2006 Proposed Amendments would become effective on a date earlier than January 1, 2011. Loss of the benefit of the deferred application of the new tax regime until 2011 could have a material and adverse effect on the value of units.

On December 15, 2006, the Department of Finance (Canada) issued a press release that provides guidance on what the Department of Finance means by normal growth (the "Normal Growth Guidelines"). The Department of Finance indicated that an income trust or other flow-through entity will not lose the benefit of the deferred application of the new tax regime to 2011 if the aggregate amount of new equity (which will include units and debt that is convertible into units and potentially other substitutes for such equity) issued by it before 2008 does not exceed the greater of $50.0 million and an objective "safe harbour" amount equal to 40% of the trust's market capitalisation as of the end of trading on October 31, 2006 (measured in terms of the value of a trust's issued and outstanding publicly-traded units (not including debt, options or other interests that were convertible into units of the trust)) ("October 31, 2006 Market Capitalisation"). The "safe harbour" for the intervening years up to 2011 will be as follows:

Time Period	Safe Harbour Amount
November 1, 2006 to December 31, 2007	40% of October 31, 2006 Market Capitalisation
2008	20% of October 31, 2006 Market Capitalisation
2009	20% of October 31, 2006 Market Capitalisation
2010	20% of October 31, 2006 Market Capitalisation

The after-tax return for any units owned by unitholders which are subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the Fund (portions of which may be fully or partially taxable or may be tax deferred). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to Unitholders. The 2006 Proposed Amendments would, if enacted, apply a tax on certain income earned by a specified investment flow through trust ("SIFT Trust"), as well as treat the taxable distributions received by investors from such entity as taxable dividends. As currently crafted, the 2006 Proposed Amendments do not change the tax treatment of distributions that are paid as a return of capital by SIFT Trust but there can be no assurance that the final legislation implementing the 2006 Proposed Amendments will maintain such tax treatment. As currently drafted, the 2006 Proposed Amendments will not apply to income trusts, the units of which were publicly traded as of October 31, 2006, such as the Fund, until January 1, 2011, subject to issues of "undue expansion" discussed further herein.

Additional information relating to the Fund and to Aeroplan, including the Fund's Annual Information Form, is available on SEDAR at **www.sedar.com** or on Aeroplan's website at **www.aeroplan.com** under **About Aeroplan–Investor Relations.**

AEROPLAN INCOME FUND

AUDITORS' REPORT

To the Unitholders of Aeroplan Income Fund

We have audited the consolidated statements of financial position of Aeroplan Income Fund as at December 31, 2006 and December 31, 2005 and the consolidated statements of operations and cash flows for the year ended December 31, 2006 and for the period from May 12, 2005 to December 31, 2005. These consolidated financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

February 7, 2007

PricewaterhouseCoopers LLP

Chartered Accountants

MANAGEMENT'S REPORT

The accompanying consolidated financial statements of Aeroplan Income Fund are the responsibility of management and have been approved by the Board of Trustees. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include some amounts and assumptions based on management's best estimates which have been derived with careful judgement.

In fulfilling its responsibilities, management of the Fund has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the financial statements. The Board of Trustees reviews and approves the Fund's consolidated financial statements.

February 7, 2007

RUPERT DUCHESNE
President and Chief Executive Officer

PIERRE DUHAMEL
Executive Vice President and Chief Financial Officer

CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED DEFICIT

(in thousands of dollars, except unit and per unit amounts)	note	For the year ended December 31 2006	May 12 to December 31 2005
Earnings			
Distributions earned, prior to March 3, 2006, under cost accounting		$ 3,352	$ 10,169
Proportionate share of Aeroplan's net earnings from March 3, 2006	3	17,800	–
		21,152	10,169
Operating expenses		(495)	–
Interest income		28	4
Net earnings for the period		**20,685**	**10,173**
Distributions declared	4	(37,301)	(10,169)
Accumulated earnings (deficit), beginning of period		4	–
Accumulated earnings (deficit), end of period		**$ (16,612)**	**$ 4**
Weighted average number of units		50,739,017	28,750,000
Earnings per unit			
Basic		$ 0.4077	$ 0.3538

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31 (in thousands of dollars, except unit and per unit amounts)	note	2006	2005
Assets			
Current assets			
Cash		$ 32	$ 4
Distribution receivable	4	6,962	1,676
		6,994	1,680
Investment in Aeroplan, at equity (at cost in 2005)	3	1,375,588	285,250
		$ 1,382,582	**$ 286,930**
Liabilities and Unitholders' equity			
Current liabilities			
Distribution payable	4	$ 6,962	$ 1,676
		6,962	1,676
Unitholders' equity			
Unitholders' capital	5	1,392,232	285,250
Accumulated earnings (deficit)		(16,612)	4
		1,375,620	285,254
		$ 1,382,582	**$ 286,930**
Guarantees	6		

Approved by the Trustees

(signed)

ROMAN DORONIUK
Trustee

(signed)

PIERRE MARC JOHNSON
Trustee

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of dollars, except unit and per unit amounts)	For the year ended December 31 2006	May 12 to December 31 2005
Cash flows from (used in)		
Operating activities		
Net earnings for the period	$ 20,685	$ 10,173
Items not affecting cash		
Distributions earned	(3,352)	–
Proportionate share of Aeroplan's net earnings from March 3, 2006	(17,800)	–
Distributions received from Aeroplan	32,511	–
Changes in non-cash working capital items		
Distributions receivable	–	(1,676)
	32,044	8,497
Investing activities		
Investment in Aeroplan	–	(287,500)
	–	(287,500)
Financing activities		
Distributions paid to unitholders	(32,016)	(8,493)
Issue of units	–	287,500
	(32,016)	279,007
Net change in cash	28	4
Cash, beginning of period	4	–
Cash, end of period	**$ 32**	**$ 4**

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

1. DESCRIPTION OF THE FUND

Aeroplan Income Fund (the "Fund") is an unincorporated, open-ended trust established under the laws of the Province of Ontario on May 12, 2005 pursuant to the Fund Declaration of Trust. The Fund qualifies as a "mutual fund trust" for the purposes of the Income Tax Act (Canada). The principal and head office of the Fund is located at 5100 de Maisonneuve Boulevard West, Montreal, Québec, H4A 3T2. The Fund has been established to acquire and hold, directly or indirectly, investments in Aeroplan Limited Partnership ("Aeroplan") and its general partner Aeroplan Holding GP Inc. ("General Partner"), a customer loyalty marketing company, and such other investments as the Trustees may determine.

The Fund is entirely dependent on distributions from Aeroplan to make its own distributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Principles of consolidation The consolidated financial statements include the accounts of the Fund and Aeroplan Trust (the "Trust"), its wholly-owned holding trust. All intercompany transactions have been eliminated.

Investment The investments in Aeroplan and the General Partner are accounted for under the equity method. The Fund records its proportionate share of Aeroplan's net earnings, calculated on the same basis as if they had been consolidated, since March 3, 2006. Distributions declared and paid by Aeroplan reduce the carrying value of the investment.

Distributions Distributions receivable from the Fund's investment in units of Aeroplan are recorded when declared. Distributions payable by the Fund to its unitholders are recorded when declared.

Income taxes The Fund is a mutual fund trust for income tax purposes. As a result, the Fund is only taxable on any amount not allocated to unitholders. These financial statements do not reflect any income taxes as the Fund is committed to distribute to its unitholders all or virtually all of its taxable income and taxable capital gains and the Fund intends to comply with the provisions of the Income Tax Act that permit the deduction of distributions to unitholders from the Fund's taxable income and taxable capital gains.

On October 31, 2006, the Minister of Finance (Canada) announced proposed tax legislation rendering income trusts taxable commencing in 2011. In the event the Fund becomes a taxable entity, income taxes payable will reduce net earnings and will affect funds available for distributions by an equivalent amount.

Financial instruments Distributions receivable and distributions payable are reflected in the financial statements at their carrying values, which approximate fair value because of the short term maturity of these financial instruments.

Use of estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENT IN AEROPLAN & AEROPLAN HOLDING GP INC.

The Fund filed a prospectus dated June 22, 2005 relating to the initial public offering of 25,000,000 Fund Units for $250 million.

Concurrent with the closing, the Fund used the proceeds from the sale of its units to invest in limited partnership units of Aeroplan, through a newly constituted wholly-owned trust, the Trust. The Fund acquired indirectly 25,000,000 (12.5%) of the limited partnership units of Aeroplan in exchange for cash consideration of $250 million. Costs related to the offering of $18.0 million were paid by Aeroplan. The cost of the investment has been reduced by the Fund's proportionate share of these costs which amounted to $2.25 million. In addition, on June 30, 2005 as a result of the exercise by the underwriters of the over-allotment option related to the offering, the Fund purchased through the Trust an additional 3,750,000 Aeroplan units from ACE Aviation Holdings Inc. ("ACE"), Aeroplan's parent company for cash consideration of $37.5 million. Costs related to this sale amounting to $2.1 million were borne by ACE.

At December 31, 2005, the Fund owned 28,750,000 limited partnership units or 14.4% of Aeroplan at a net cost of $285.3 million, after deducting the Fund's proportionate share of costs of $2.25 million related to the initial public offering. In addition, the Fund held 28,750,000 common shares or 14.4% of the General Partner, which were acquired concurrent with the acquisition of the Aeroplan units.

On March 3, 2006 and March 31, 2006, ACE transferred 20,204,165 and 500,000 Aeroplan units to the Fund in exchange for Fund Units pursuant to the investors' liquidity agreement (the "Investors' Liquidity Agreement") dated June 29, 2005. The 20,204,165 Fund Units were then distributed to ACE's shareholders and the 500,000 Fund Units were contributed to a trust in order to fund grants to employees under Aeroplan's Initial Long-term Incentive Plan. On December 28, 2006, ACE exchanged 50,000,000 Aeroplan units for an equivalent amount of Fund Units which were distributed to ACE's shareholders of record on January 10, 2007. As a result of these transactions, at December 31, 2006, the Fund held 49.7% of Aeroplan, compared to 14.4% at December 31, 2005, with ACE holding the remaining 50.3% at December 31, 2006, compared to 85.6% at December 31, 2005.

During the quarter ended September 30, 2006, an independent valuation of the identifiable assets of Aeroplan at March 3, 2006 was obtained. This valuation has been updated for the December 28, 2006 transaction, which was accounted for as a step acquisition. The value of the identifiable assets and their estimated useful life is detailed as follows:

	March 3, 2006	Dec. 28, 2006	Fund's proportionate share			
			March 3, 2006 24,7%	Dec 28, 2006 25%	Total 49,7%	Estimated useful life
(in millions)	$	$	$	$	$	(years)
Fair value of Aeroplan	2,480.0	3,400.0	612.6	850.0	1,462.6	
Net book value of Aeroplan	(992.0)	(1,000.0)	(245.0)	(250.0)	(495.0)	
Purchase price discrepancy, allocated as follows:	**3,472.0**	**4,400.0**	**857.6**	**1,100.0**	**1,957.6**	
Finite life assets						
Commercial partners' contracts	1,220.0	1,600.0	301.3	400.0	701.3	15 and 25
Technology	39.0	40.0	9.6	10.0	19.6	5
	1,259.0	1,640.0	310.9	410.0	720.9	
Indefinite life assets						
Trade name	260.0	280.0	64.2	70.0	134.2	Indefinite
Goodwill	1,953.0	2,480.0	482.5	620.0	1,102.5	Indefinite
	2,213.0	2,760.0	546.7	690.0	1,236.7	
	3,472.0	**4,400.0**	**857.6**	**1,100.0**	**1,957.6**	

The Fund's proportionate share of Aeroplan's net earnings since March 3, 2006 of $17.8 million includes an $11.9 million amortization charge for the year ended December 31, 2006, for finite life intangibles (commercial partner contracts and technology).

During the last quarter of 2006, the estimated useful life of the technology was revised from 10 to 5 years. This change was applied prospectively and resulted in an additional amortization charge of $73,000.

The following table details the carrying value of the investment:

(in millions, except for unit amounts)		December 31 2006 $	December 31 2005 $
28,750,000	units of Aeroplan acquired on June 29, 2005, net of issue costs of $2.25 million	285.3	285.3
20,204,165	units exchanged by ACE and distributed to ACE shareholders on March 3, 2006	250.5	–
500,000	units exchanged by ACE and contributed to Aeroplan's Initial Long-term Incentive Plan on March 31, 2006	6.4	–
50,000,000	units exchanged by ACE on December 28, 2006 and distributed to ACE shareholders on January 10, 2007	850.0	–
	Proportionate share of Aeroplan's net earnings since March 3, 2006	17.8	–
	2006 priority distribution received	(0.5)	–
	Distributions declared by Aeroplan since March 3, 2006	(33.9)	–
		1,375.6	**285.3**

4. DISTRIBUTIONS

Distributions declared to the unitholders of record on the last business day of the month during the years ended December 31, 2006 and 2005 amounted to approximately $37.3 million and $10.2 million, respectively as follows:

	2006		2005	
Record date	Amount $	Amount per Fund Unit $	Amount $	Amount per Fund Unit $
January	1,676,125	0.0583	–	–
February	1,676,125	0.0583	–	–
March	2,883,178	0.0583	–	–
April	2,883,178	0.0583	–	
May	2,883,178	0.0583	–	–
June	2,883,178	0.0583	–	–
July	3,090,885	0.0625	1,788,250	0.0622
August	3,090,885	0.0625	1,676,125	0.0583
September	3,090,885	0.0625	1,676,125	0.0583
October	3,090,885	0.0625	1,676,125	0.0583
November	3,090,885	0.0625	1,676,125	0.0583
December	6,961,792	0.0700	1,676,125	0.0583
	37,301,179	**0.7323**	**10,168,875**	**0.3537**

The monthly distributions are dependent on Aeroplan's monthly distributions, which totalled $0.7323 per Fund Unit for 2006. In accordance with the limited partnership agreement, priority distributions are to be made to the Fund in order to cover the Fund's operating expenses. During 2006, the Fund received $0.5 million ($nil in 2005) as a priority distribution and reimbursed the amounts owed to Aeroplan in respect of its operating expenses paid by Aeroplan.

5. UNITS

The Fund may issue an unlimited number of units ("Fund Units") for the consideration of, and on the terms and conditions determined by, the Trustees. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distribution from the Fund. All Fund Units are of the same class and have equal rights and privileges.

Fund Units are redeemable at any time on demand by the unitholder. The redemption price per Fund Unit is equal to the lesser of 90% of the market price on the date of surrender of the unit for redemption and 100% of the closing market price on the redemption date.

The issued and outstanding Fund units are summarized as follows:

Number of units	Description	2006 $	2005 $
28,750,000	Issued for $10 each, net of issue costs of $2,250,000	285,250,000	285,250,000
20,204,165	Issued on March 3, 2006 for $12.40 each	250,531,646	–
500,000	Issued on March 30, 2006 for $12.90 each	6,450,000	–
50,000,000	Issued on December 28, 2006 for $17.00 each	850,000,000	–
99,454,165	**Total**	**1,392,231,646**	**285,250,000**

In connection with the initial public offering and the over-allotment option, the Fund issued 25,000,000 Fund Units on June 29, 2005 and 3,750,000 Fund Units on June 30, 2005 for $10 each. As a result, at June 30, 2005, the total number of Fund Units issued was 28,750,000 for total consideration of $285.3 million, net of $2.25 million representing the Fund's proportionate share of the $18.0 million of offering costs paid by Aeroplan.

Under the terms of the Investors' Liquidity Agreement dated June 29, 2005, the non-subordinated units held by ACE in Aeroplan are exchangeable for Fund Units on a one-to-one basis. The subordinated units of Aeroplan held by ACE became exchangeable after December 31, 2006. The Fund had reserved 171,250,000 Fund Units for the exercise of the exchange right, of which 100,545,835 remained available at December 31, 2006 for future exchanges (see note 8). The exchange right expires once all limited partnership units of Aeroplan held by ACE have been exchanged. ACE also has liquidity rights, which require the Trust, on a best efforts basis, to purchase a number of non-subordinated (exchangeable) Aeroplan units for a cash payment equal to the net proceeds of an offering of an equivalent number of Fund Units. The Investors' Liquidity Agreement also provides for registration and piggy-back rights subject to certain restrictions.

During the year, ACE exercised its exchange right in connection with the transactions described in note 3, and the Fund issued 20,204,165 Fund Units at $12.40 each (representing the closing price on March 3), 500,000 Fund Units at $12.90 each (representing the closing price on March 31) and 50,000,000 Fund Units at $17.00 each (representing the closing price on December 28), for a total number of Fund Units issued and outstanding at December 31, 2006 of 99,454,165 for total consideration of $1,392.2 million.

6. GUARANTEES

The Trust has guaranteed payment of Aeroplan's borrowings under its credit facilities. This guarantee is supported by first ranking security over all of the present and future assets of the Trust, including a first ranking pledge of all securities held by the Trust in Aeroplan and the General Partner. In addition, both the Trust and the Fund have agreed not to carry on any business, encumber or dispose of any assets, enter into any mergers, own any assets or incur any debt, other than the business of a holding trust or an income fund, and the ownership of securities of Aeroplan and the General Partner, and as otherwise permitted by their respective Declarations of Trust.

As at December 31, 2006 and 2005, Aeroplan had authorized credit facilities of $475.0 million, of which $300.0 million had been drawn.

7. CONTINGENT LIABILITIES

The Fund Declaration of Trust provides that the Trustees will act honestly and in good faith with a view to the best interests of the Fund and in connection with that duty will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Fund Declaration of Trust provides that each Trustee will be entitled to indemnification from the Fund in respect of the exercise of the Trustee's power and the discharge of the Trustee's duties, provided that the Trustee acted honestly and in good faith with a view to the best interests of all unitholders or, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the Trustee had reasonable grounds for believing that his/her conduct was lawful. No claims with respect to such occurrences have been made and, as such, no amount has been recorded in this statement of financial position with respect to these indemnifications.

8. SUBSEQUENT EVENT

On January 10, 2007, ACE transferred 60,000,000 Aeroplan units to the Fund in exchange for Fund Units pursuant to the Investors' Liquidity Agreement. ACE owns 60,012,667 units of the Fund. As a result, the Fund holds 79.7% of Aeroplan and ACE holds 20.3% of Aeroplan directly and approximately 30.0% indirectly (through the holding of 37.6% of the Fund) for a total of approximately 50.3%. Commencing January 10, 2007, the Fund will consolidate the results of Aeroplan in its financial statements.

AEROPLAN LIMITED PARTNERSHIP

AUDITORS' REPORT

To the Partners of Aeroplan Limited Partnership

We have audited the consolidated statements of financial position of Aeroplan Limited Partnership as at December 31, 2006 and December 31, 2005 and the consolidated statements of operations, partners' deficiency and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the partnership as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

February 7, 2007

PricewaterhouseCoopers LLP
Chartered Accountants

MANAGEMENT'S REPORT

The accompanying consolidated financial statements of Aeroplan Limited Partnership are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include some amounts and assumptions based on management's best estimates which have been derived with careful judgement.

In fulfilling its responsibilities, management of Aeroplan has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the financial statements. The Audit, Finance and Risk Committee of the Board of Directors reviews Aeroplan's consolidated interim financial statements and recommends their approval by the Board of Directors.

February 7, 2007

RUPERT DUCHESNE
President and Chief Executive Officer

PIERRE DUHAMEL
Executive Vice President and Chief Financial Officer

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31 (in thousands of dollars, except unit and per unit amounts)	note	2006	2005
Operating Revenue			
Aeroplan Miles revenue			
Aeroplan Miles redeemed		$ 584,183	$ 469,482
Breakage		125,081	113,401
		709,269	582,883
Tier management, contact centre management and marketing fees from Air Canada	3	10,121	12,666
Other revenue		49,997	44,352
		769,387	639,901
Cost of rewards	3	465,254	397,042
Gross margin		304,133	242,859
Operating Expenses			
Selling, general and administrative	3	149,405	132,459
Depreciation and amortization		14,260	8,491
		163,665	140,950
Operating Income		140,467	101,909
Interest on long-term debt		(15,075)	(6,315)
Interest income		20,015	5,649
Amortization of deferred financing charges	7	(1,879)	(939)
Net earnings for the year		**$ 143,529**	**$ 100,304**
Weighted average number of units		**199,707,713**	**187,739,727**
Earnings per unit			
Basic		**$ 0.7187**	**$ 0.5343**

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31 (in thousands of dollars, except unit and per unit amounts)	**note**	**2006**	**2005**
Assets			
Current assets			
Cash and cash equivalents	5	$ 166,939	$ 365,874
Short-term investments	5	452,797	98,977
Accounts receivable		69,997	76,541
Prepaid expenses		2,413	2,300
		692,146	543,692
Deferred charges	7	4,321	6,399
Capital assets	5	1,638	1,834
Software	5	39,653	35,671
Goodwill		86,625	86,625
		$ 824,383	**$ 674,221**
Liabilities and Partners' Deficiency			
Current liabilities			
Accounts payable and accrued liabilities	3	$ 38,960	$ 32,755
Deferred revenue	10	798,558	679,714
Distributions payable	3	19,000	16,324
		856,518	728,793
Long-term debt	9	300,000	300,000
Deferred revenue	10	667,921	644,183
		1,824,439	1,672,976
Partners' deficiency	12	(1,000,056)	(998,755)
		$ 824,383	**$ 674,221**
Guarantees, contingencies and commitments	3, 8, 11 & 14		

Approved on behalf of AEROPLAN LIMITED PARTNERSHIP by Aeroplan Holding GP Inc., its general partner

(signed)

RUPERT DUCHESNE
Director

(signed)

ROMAN DORONIUK
Director

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF PARTNERS' DEFICIENCY

For the years ended December 31, 2006 and 2005 (in thousands of dollars, except unit and per unit amounts)	note	Partners' capital	Accumulated Earnings	Contributed Surplus	Distributions[a]	Total
Balance, December 31, 2004		**$ –**	**$ 158,827**	**$ –**	**$(1,108,356)**	**$ (949,529)**
Net earnings for the year			100,304			100,304
Issuance of 25 million units to the Fund	12	232,000				232,000
Distributions, pre and concurrent with offering	1				(311,000)	(311,000)
Monthly distributions, post offering	12				(70,740)	(70,740)
Accretion related to officers' compensation in the form of ACE options	2			210		210
Balance, December 31, 2005		**$ 232,000**	**$ 259,131**	**$ 210**	**$(1,490,096)**	**$ (998,755)**
Net earnings for the year			143,529			143,529
Priority distribution to the Fund	12				(495)	(495)
Monthly distributions	12				(146,460)	(146,460)
Fund Units contributed by ACE and held by the initial long-term incentive plan	13	(3,461)		3,461		–
Fund Units held by other stock-based compensation plans	13	(2,473)				(2,473)
Accretion related to officers' compensation in the form of ACE options	2			112		112
Accretion related to initial long-term incentive plan				3,842		3,842
Accretion related to other stock-based compensation plans				644		644
Balance, December 31, 2006		**$ 226,066**	**$ 402,660**	**$ 8,269**	**$(1,637,051)**	**$(1,000,056)**

(a) Distributions includes a $506,903 deficit created on inception of the Partnership

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 (in thousands of dollars, except unit and per unit amounts)	2006	2005
Cash flows from (used in)		
Operating activities		
Net earnings for the year	$ 143,529	$ 100,304
Items not affecting cash		
Depreciation & amortization	16,139	9,707
Stock-based compensation	3,621	–
Changes in non-cash working capital items and deferred revenue		
Related party accounts payable and/or receivable	4,080	53,992
Third party accounts receivable	6,544	(17,447)
Third party accounts payable and accrued liabilities	7,068	3,973
Deferred revenue	142,582	171,903
Other	(113)	(1,803)
Deferred compensation	–	(265)
Funding of stock-based compensation plans	(2,473)	–
	177,448	220,060
	320,977	320,364
Investing activities		
Increase in short-term investments	(353,820)	(98,977)
Additions to capital assets and software	(21,923)	(15,284)
	(375,743)	(114,261)
Financing activities		
Monthly distributions	(144,169)	(54,306)
Distribution to ACE as a result of reorganization	–	(125,000)
Payment of working capital note due to ACE	–	(186,000)
Repayment of revolving credit facility	–	(18,000)
Issue of partnership units, net of costs paid	–	234,467
Offering costs of the Fund paid	–	(2,250)
Deferred financing costs	–	(7,140)
Credit facilities drawn	–	318,000
	(144,169)	159,771
Net change in cash and cash equivalents	(198,935)	365,874
Cash and cash equivalents, beginning of year	365,874	–
Cash and cash equivalents, end of year	**$ 166,939**	**$ 365,874**
Interest paid	**$ 14,078**	**$ 6,443**

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006
(Tables in thousands of dollars, except unit and per unit amounts)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Aeroplan Limited Partnership ("Aeroplan") is a limited liability partnership registered in the province of Québec. On June 17, 2005, the partnership carrying on the business changed its name from Aeroplan Limited Partnership to APLN Limited Partnership ("APLN"). On June 29, 2005, APLN and Aeroplan entered into an acquisition agreement pursuant to which Aeroplan acquired all of APLN's assets and assumed all of APLN's liabilities in exchange for the issuance of 175,000,000 limited partnership units, an acquisition promissory note of $125.0 million and a working capital note of $186.0 million. As both APLN and Aeroplan were under common control at the time of the transfer, the transaction was accounted for as a continuity of interests. The issuance of the acquisition promissory and working capital notes was accounted for as distributions to ACE Aviation Holdings Inc. ("ACE") of $311.0 million. The acquisition promissory note was settled on June 29, 2005. The working capital note, which was due October 31, 2005 or earlier at Aeroplan's option, was repaid in September 2005. In addition, on June 29, 2005, in conjunction with an initial public offering of the Aeroplan Income Fund (the "Fund"), a fund established to acquire and hold an interest in Aeroplan, the Partnership indirectly issued 25 million units to the Fund for cash consideration of $250.0 million. Costs of $18.0 million paid by Aeroplan have been applied against the Partners' capital account. APLN was liquidated resulting in its assets being distributed to ACE, and ACE holding the Aeroplan units directly.

ACE is the parent company of Air Canada and in 2005, up to its date of liquidation, APLN (then Aeroplan Limited Partnership) was wholly-owned, directly and indirectly, by ACE.

Aeroplan operates a premier loyalty program (the "Aeroplan Program") that provides its commercial partners with loyalty marketing services and offers its members the ability to accumulate Aeroplan Miles through its partner network. Accumulated Aeroplan Miles may be redeemed for air travel rewards from Air Canada and its Star Alliance partners and for other reward products and services.

The General Partner of Aeroplan is Aeroplan Holding GP Inc. (the "General Partner"), which holds an economic interest of 0.0000005%, or one unit.

For purposes of these financial statements, the term "the Partnership" refers collectively to APLN and Aeroplan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements are expressed in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada.

Principles of consolidation

These financial statements include the accounts of Aeroplan and 1209233 Alberta Ltd., its wholly owned subsidiary, and the accounts of variable interest entities for which Aeroplan is the primary beneficiary. All inter-company and inter-entity balances and transactions are eliminated.

Partnership

These financial statements are those of a partnership and do not reflect the assets, liabilities, revenues and expenses of its partners.

(Tables in thousands of dollars, except unit and per unit amounts)

Variable interest entities
Accounting Guideline 15 (AcG-15) relates to consolidation principles for certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG-15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its consolidated financial statements.

An entity is classified as a variable interest entity ("VIE") under AcG-15 if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that will absorb a majority of the expected losses or will receive the majority of the expected residual returns or both, as a result of ownership, contractual or other financial interests in the VIE.

Management has reviewed its ownership, contractual, and financial interests in other entities and determined that other than the consolidation of the Initial Long-Term Incentive Plan, the On-Going Long-Term Incentive Plan and the Omnibus Plan, which came into effect during 2006 and are described under Stock-based compensation, this guideline does not impact the financial statements of Aeroplan.

Revenue recognition and cost of rewards
Aeroplan derives its revenues primarily from the sale of Aeroplan Miles to Air Canada, its affiliates and other commercial partners, which are referred to as Gross Billings. Aeroplan Miles issued for promotional purposes, at a discount or no value, are also included in Gross Billings at their issue price. These Gross Billings are deferred and recognized as revenue either upon the redemption of Aeroplan Miles by members or in accordance with the accounting policy for breakage. Revenue recognized per Aeroplan Mile redeemed is calculated on a weighted average basis. Breakage represents the estimated Aeroplan Miles that are not expected to be redeemed by members. Breakage is estimated by management based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The estimated breakage factor used has been 17% since September 2004 and was 19% prior to September 2004. Aeroplan's policy is to review the breakage estimate with the assistance of two independent firms of experts every two years or earlier if monitoring of pertinent indicators by management suggests that a significant change in breakage may have occurred. In accordance with this policy, management received two reports on breakage in 2006. As these studies used data only up to December 31, 2005, which did not take into account the impact of the ClassicPlus Flight rewards program introduced in October of 2006, management will have these reports updated in 2007 Changes in the breakage factor are accounted for as follows: in the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to revenue; and for subsequent periods, the revised estimate is used. Breakage is recognized rateably over a period of 30 months, the estimated average life of an Aeroplan Mile.

Aeroplan may sell Aeroplan Miles directly to members. Revenue from these sales to members is recognized at the time the member redeems Aeroplan Miles for rewards.

Cost of rewards representing the amount paid by Aeroplan to Air Canada or other providers of the reward is accrued when the member redeems the Aeroplan Miles.

Fees charged to Air Canada for the management of the frequent flyer tier membership program, for the management of the contact centre and for marketing services are recognized when the services are rendered.

Other revenue consists primarily of charges to members for services rendered to members including booking, change and cancellation fees, and other miscellaneous amounts. Revenue from these sources is recognized when the service is performed.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Employee future benefits
All of the contact centre agents are employees of Air Canada, contractually assigned to Aeroplan and as such, for the purpose of preparing these financial statements, are considered to be Aeroplan's employees. These agents and certain administrative employees are members of Air Canada-sponsored defined benefit pension plans. The pension costs related to these employees are accounted for under defined contribution provisions as applicable in these circumstances. In addition these employees also participate in Air Canada-sponsored health, life and disability future benefit plans.

Substantially all Aeroplan employees, excluding the contact centre agents, participate in Aeroplan's defined contribution pension plans established in 2002 and 2005, which provide pension benefits based on the accumulated contributions and fund earnings.

The Partnership accounts for its employee future benefit costs following the standards on defined contribution plans. The cost of the future employee benefits includes the contributions required to be made by the Partnership in the period, the interest on any estimated present value of any contributions required to be made by Aeroplan in future years related to current services and the amortization of past service costs and any related interest on future contributions. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

These financial statements do not include the share of any of the underlying assets and liabilities related to the pension plans.

Income taxes
Aeroplan is a partnership carrying on business primarily in Canada and consequently is not directly subject to federal or provincial income taxes. The taxable income or loss of the Partnership is required to be allocated to the Partnership's partners. Management is of the opinion that any income tax liability arising from the activities of the wholly-owned subsidiary will not be significant.

(Tables in thousands of dollars, except unit and per unit amounts)

Foreign currency transactions
Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Gains and losses are included in income for the year. Non-monetary assets, liabilities, revenues and expenses arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction.

Cash and cash equivalents
Cash and cash equivalents consist of current operating bank accounts, term deposits and fixed income securities with an original term to maturity of three months or less. The weighted average interest rate earned on investments at December 31, 2006 was 4.2% (2005–3.4%).

Short-term investments
Short-term investments consist of fixed income securities with an original term to maturity of less than one year and greater than three months. The weighted average interest rate earned on investments at December 31, 2006 was 4.3% (2005–3.5%).

Capital assets
Capital assets are stated at cost.

Capital assets are depreciated or amortized to estimated residual values using the straight-line method over the estimated service lives of the assets as follows:

Furniture and fixtures	3 to 10 years
Computer hardware	3 years
Leasehold improvements	Over the term of the lease

Capital assets are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable based on undiscounted cash flows from the direct use and disposition of the asset or group of assets. Any loss is measured as the amount by which the assets' carrying values exceed fair values.

Software
Software under development includes costs paid to third parties such as consultants' fees and other direct costs of development. Amortization will commence upon completion of development once the software is available for use.

Software is amortized to its estimated residual value using the straight-line method over 5 years, and is tested for impairment in the same manner as capital assets.

Goodwill
The goodwill originally arose as a result of the acquisition of Canadian Airlines by Air Canada in 2000 and it represents that portion of the total goodwill recorded at the time of the acquisition attributable to the Canadian Airlines "Canadian Plus" frequent flyer program.

(Tables in thousands of dollars, except unit and per unit amounts)

Goodwill is not amortized but instead is tested for impairment annually, or more frequently should events or changes in circumstances indicate that the asset may be impaired. The impairment test is carried out in two steps. First, the carrying amount of the Partnership, including the goodwill, is compared with its fair value. Fair value is determined based on discounted cash flows. When the fair value of the Partnership exceeds its carrying amount, the goodwill is not considered to be impaired, and therefore the second step of the impairment test is unnecessary.

The second step is performed when the carrying amount of the Partnership exceeds its fair value. In such a case, the implied fair value of the goodwill, as determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount in order to measure the amount of the impairment loss, if any.

Stock-based compensation

Management employee unit purchase plan. In July 2005, Aeroplan established a unit ownership plan, which remained in effect until December 2005 and allowed eligible employees to invest up to 5% of their salary for the purchase of units of Aeroplan Income Fund ("Fund Units") on the secondary market. Aeroplan matched, on a dollar-for-dollar basis, the investments made by the employees under this plan and purchased the Fund Units on the secondary market on behalf of the participants. Fund Units purchased in 2005 under this plan vested on December 15, 2006. Aeroplan's cost of Fund Units under this plan was deferred and charged to earnings as compensation expense over the vesting period.

The 2005 plan was replaced on January 1, 2006 by a similar plan allowing eligible employees to invest up to 5% of their salary for the purchase of Fund Units on the secondary market. Aeroplan's yearly contribution will be based on performance, measured as a function of distributions paid compared to target distributions established by the board of directors and will range between 33.33% and 100% of the employee contributions depending on whether such target distributions are met or exceeded by at least 15%. Aeroplan's cost of Fund Units under this plan was charged to earnings as compensation expense over the performance period, based on the estimated annual performance, with a corresponding reduction of deferred compensation.

Participation in ACE's stock-based compensation plan. An officer of Aeroplan participates in ACE's stock-based compensation plan. Compensation costs related to the 75,000 ACE options granted, which were exercisable at $20 each and had a total fair value of $570,000 at the grant date, are charged to compensation expense over the vesting period (4 years), with the corresponding equity contribution being accreted to contributed surplus.

Initial Long-Term Incentive Plan. Concurrent with the initial public offering, Aeroplan made certain commitments in connection with the granting of units of Aeroplan Income Fund ("Fund Units") to key employees, as a one-time special award to recognize their efforts in the creation of Aeroplan and completion of the offering and to provide them with incentive compensation under an Initial Long-Term Incentive Plan. On March 31, 2006, ACE transferred 500,000 Fund Units to a trust for the purpose of funding the Initial Long-Term Incentive Plan. Under the terms of the plan, 50% of the Fund Units granted are subject to vesting conditions based on Aeroplan's performance and the remaining 50% based on time. Performance based Fund Units vest at the end of each performance period if distributable cash targets established by the board of directors for each of the periods ended December 31, 2005, 2006

(Tables in thousands of dollars, except unit and per unit amounts)

and 2007 are met, or on a cumulative basis at the end of the following performance period if such targets are met in that following performance period. Time based Fund Units vest at the end of the 3 year period ending on June 29, 2008. Compensation costs related to the Fund Units contributed by ACE are charged to compensation expense over the vesting period, as vesting conditions are met and based on the estimated annual performance, with the corresponding equity contribution being accreted to contributed surplus. Distributions declared by the Fund on the Fund Units granted ultimately accrue to the employees. Forfeited Fund Units, to the extent they were contributed by ACE, and accumulated distributions thereon accrue to ACE. The trust is a VIE with respect to Aeroplan, and as such, it is consolidated with the Aeroplan financial statements. Unvested Fund Units contributed by ACE are credited to contributed surplus at their aggregate value on March 30, 2006, the contribution date, with an equivalent reduction of partners' capital. Compensation expense under this plan is charged to earnings over the vesting period, with a corresponding increase to equity

On-Going Long-Term Incentive Plan. Under the terms of the Aeroplan On-Going Long-Term Incentive Plan, eligible employees are entitled to yearly Fund Unit grants determined on the basis of a percentage of their annual base salary. The Fund Units, which are held in a trust for the benefit of the eligible employees, vest at the end of a three year period (the "Performance Cycle"), commencing January 1 of the year in respect of which they are granted, subject to achieving distributable cash targets, established by the board of directors for the Performance Cycle. Aeroplan will purchase the Fund Units on the secondary market. Distributions declared by the Fund on any Fund Units granted under this plan, may be invested in additional Fund Units, which will vest concurrently and proportionately with the Fund Units granted. Forfeited Fund Units and accumulated distributions thereon accrue to Aeroplan. The trust is a VIE entity with respect to Aeroplan, and as such, it is consolidated with the Aeroplan financial statements. Aeroplan's cost of Fund Units under this plan is presented as a reduction of partners' capital and charged to earnings as compensation expense over the vesting period, with a corresponding increase to equity. Estimated compensation costs relative to this plan are accrued on the basis of actual performance relative to targets.

Omnibus Plan. The Omnibus Compensation and Incentive Plan has been established in order to attract and/or retain employees. Vesting conditions vary at the time of grant but are typically time and performance based, with Units vesting 3 years after the grant. Distributions declared by the Fund on any Fund Units granted under this plan, may be invested in additional Fund Units, which will vest concurrently with the Fund Units granted. Forfeited Fund Units and accumulated distributions thereon accrue to Aeroplan. The trust is a VIE with respect to Aeroplan, and as such, it is consolidated with the Aeroplan financial statements. Aeroplan's cost of Fund Units under this plan is presented as a reduction of partners' capital and charged to earnings as compensation expense over the vesting period, with a corresponding increase to equity.

Earnings per unit

The weighted average number of units, used in the earnings per unit calculation for the year ended December 31, 2005 has been established by restating the Partnership's outstanding units to 175,000,000 for the period ended June 29, 2005 and using the weighted average number of shares outstanding during the remainder of year. For 2006, Fund Units held under the various stock-based compensation plans reduce the weighted average number of Aeroplan's outstanding units from the date they are contributed into the plan.

Future accounting standard changes
The following is an overview of accounting standard changes that the Partnership will be required to adopt in future years.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants has issued new standards dealing with financial instruments:

- Financial Instruments–Recognition and Measurement (S. 3855)
- Financial Instruments–Disclosures and Presentation (S. 3862 and S. 3863)
- Hedges (S.3865)
- Comprehensive Income (S. 1530)
- Capital disclosures (S.1535)

The key principles under these standards are that all financial instruments, including derivatives, are to be included on a company's balance sheet and measured, either at their fair values or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Financial instruments intended to be held to maturity should be measured at amortized cost. Existing requirements for hedge accounting are extended to specify how hedge accounting should be performed. Also, certain unrealized gains and losses will be included in other comprehensive income. This provides an ability for certain gains and losses arising from changes in fair value to be temporarily recorded outside the income statement but in a transparent manner. The new standards relating to capital disclosures require the disclosure by the reporting entity of information that will enable users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new standards are effective for the Partnership beginning January 1, 2007 and are applied prospectively, except for S.1535 which is effective for the Partnership beginning January 1, 2008. The standards do not permit restatement of prior years' financial statements; however, they provide detailed transitional provisions.

Management is in the process of evaluating the effect of the adoption of the new standards on Aeroplan's financial statements. A preliminary assessment indicates that amounts owed under the long-term debt will be presented net of unamortized deferred financing costs and any prepaid interest.

3. RELATED PARTY TRANSACTIONS

The transactions between Air Canada, other ACE affiliates and the Partnership described below are recorded at the exchange amount.

Contractual and commercial practices with Air Canada and other ACE affiliates
Air Canada and other ACE subsidiaries, as a group, are one of the largest Aeroplan commercial partners. Air-travel related rewards as well as certain management and business services are provided by Air Canada to the Partnership. The Partnership also provides Air Canada with certain services related to tier management, member redemption and marketing activities.

(Tables in thousands of dollars, except unit and per unit amounts)

The related party transactions resulting from the application of the commercial and contractual practices were as follows:

As at December 31	2006 $	2005 $
Balance Sheet		
Accounts payable and accrued liabilities	5,741	4,894
Distributions payable to ACE	12,038	14,758

The following table summarizes the related party transactions resulting from the application of the commercial and contractual practices included in the statement of operations:

	2006 $	2005 $
Statement of Operations		
Revenue from tier management, contact centre management and marketing fees	10,121	12,666
Cost of rewards	417,531	369,219
Operating expenses	70,895	74,238

The following table represents Gross Billings charged to Air Canada and its affiliates for Aeroplan Miles issued to members compared to total Gross Billings charged to all commercial partners (including Air Canada and its affiliates):

	Gross Billings to Air Canada and its affiliates $	Gross Billings $
Year ended December 31, 2006	**243,712**	**851,851**
Year ended December 31, 2005	203,896	754,786

Cash Management

Since the inception of the Partnership to June 28, 2005, the Partnership's cash was managed through Air Canada's cash management system. All cash collected from Gross Billings and sources other than Air Canada and other ACE affiliates was transferred to Air Canada on a daily basis. Any payments to pay obligations related to operating and financing costs and capital expenditures other than obligations to Air Canada and other ACE affiliates were made through the Air Canada cash management system. Any excess cash for the periods presented has been reported in these financial statements as follows:

(Tables in thousands of dollars, except unit and per unit amounts)

Prior to June 28, 2005, an amount of $231,957 of excess cash was generated of which $106,888 was used to settle amounts due to related parties for cost of rewards and services, resulting in accounts receivable as at that time of approximately $125,069 related to accumulated excess cash transfers to Air Canada in prior periods. This balance was subsequently repaid to Aeroplan and at December 31, 2005 there were no amounts related to excess cash transfers included in accounts receivable.

Since June 28, 2005 Aeroplan has managed its own cash and cash management transfers to Air Canada have ceased.

Air Canada collects credit card payments on Aeroplan's behalf. Amounts resulting from these transactions, $56.9 million in 2006 and $52.6 million in 2005, are settled through the inter-company accounts.

In addition, Air Canada acts as a clearing house for substantially all gross billing and reward purchasing transactions between Aeroplan and airlines other than Air Canada. Air Canada collects and pays the accounts receivable and accounts payable on Aeroplan's behalf. Net purchase amounts resulting from these transactions, $11.4 million in 2006 and $13.3 million in 2005, are settled through the inter-company accounts.

Under arrangements among certain commercial partners, Air Canada and the Partnership, Air Canada, on the Partnership's behalf, collected cash from the Partnership's Gross Billings to these commercial partners and applied it to amounts owed to those commercial partners under certain loan arrangements. A total of $43.6 million was included in the Partnership's cash flows until June 28, 2005 relating to these arrangements.

Guarantees
Aeroplan is jointly and severally liable for its own obligations and those of certain companies subject to common control by ACE, pursuant to a merchant services agreement entered into with First Data Loan Company, Canada, in the event that such entities were unable to fulfill their obligations related to airline and tour tickets sold in advance and charged to the credit cards processed under the agreement. The maximum exposure related to this guarantee, which ranks ahead of the security granted under the credit facilities described in note 9, at December 31, 2006 and December 31, 2005 was estimated to be $205.2 million and $155.2 million respectively.

Commercial and other agreements
The Partnership has entered into various agreements with Air Canada governing the commercial relationship between the Partnership and Air Canada. Inter-company transactions resulting from these agreements are measured at the exchange amount, being the amount agreed to between the parties. The aggregate effect of these transactions is disclosed in the tables above.

The following is a summary of the relevant financial terms related to these agreements.

Commercial Participation and Services Agreement ("CPSA")
This agreement, which was amended on October 13, 2006 and expires on June 29, 2020, covers the terms and conditions of the purchase of air travel rewards by Aeroplan from Air Canada and its affiliates, the purchase of Aeroplan Miles by Air Canada and its affiliates for issuance to members and the management of the tier membership program for certain Air Canada customers. Pursuant to the CPSA, Aeroplan is required to purchase annually a minimum number of reward travel seats on Air Canada and its affiliates, which number is based on a function of the number of seats utilized in the three preceding calendar years. Based on the three years ended December 31, 2006, the Partnership is required to purchase reward travel seats with an exchange amount of approximately $296.1 million each year ($222.9 million based on the three years ended December 31, 2005). Air Canada is also required to pur-

(Tables in thousands of dollars, except unit and per unit amounts)

chase a pre-established number of Aeroplan Miles at a specified rate. The Partnership is required to perform certain marketing and promotion services for Air Canada including contact centre services for the management of the frequent flyer tier membership program for a fee based on actual costs, on a fully allocated basis, plus an administrative fee. Aeroplan's ability to respond to members' requests for future rewards will depend on Air Canada's ability to provide the requested number of seats.

Revenue earned and expenses incurred under this agreement are included in "Tier management, contact centre management and marketing fees" and "Cost of rewards", respectively in the tables above.

Aeroplan has also agreed to indemnify Air Canada, its affiliates and representatives from any claims arising out of any changes made at any time by Aeroplan to the Aeroplan Program to the extent such changes are implemented to address fluctuations in breakage related to the liability attached to miles issued prior to January 1, 2002.

Database Agreement
Pursuant to the Database Agreement, Aeroplan manages Air Canada's passenger information database.

The agreement allows for reciprocal access and use of each other's data bases for specific limited purposes at pre-established fees based on usage.

No fees were earned or charged under this agreement for 2006 and 2005.

This agreement expires on June 29, 2020 or automatically in the event the CPSA is terminated.

Master Services Agreement ("MSA")
Under this agreement, which expires concurrently with the CPSA on June 29, 2020, Air Canada has agreed to provide certain administrative services to Aeroplan in return for a fee. The fees paid under this agreement, which are included in operating expenses in the table above, amounted to $17.0 million and $16.6 million for the years ended December 31, 2006 and 2005, respectively.

The agreement may be terminated by Aeroplan with six months' prior written notice and by Air Canada with eighteen months' prior written notice. The agreement terminates automatically if the CPSA is terminated.

General Services Agreement ("GSA")
This agreement, which may be terminated by either party with six months prior written notice, provides Aeroplan with the services of certain unionized employees of Air Canada. Aeroplan is required to reimburse Air Canada for all salary and benefit costs incurred in connection with the assigned employees, including annual special payments detailed below to compensate Air Canada for the share of the unfunded pension deficiencies related to the assigned employees described in note 8.

The fees paid under this agreement, which are included in operating expenses in the table above, amounted to $51.6 million and $52.1 million for the years ended December 31, 2006 and 2005, respectively.

(Tables in thousands of dollars, except unit and per unit amounts)

The Partnership has indemnified Air Canada and its directors, officers, employees and agents against potential claims and grievances arising from the assignment to the Partnership of the employees.

Trademark License Agreements
Air Canada and Aeroplan have each granted the other, under separate trademark license agreements, the non-exclusive, non-sublicensable, non-assignable right to use certain trademarks of Air Canada and Aeroplan for no consideration. These agreements can be terminated in the event the CPSA is terminated.

Leases
Aeroplan is party to real estate leases with Air Canada for its premises in Vancouver and Toronto. The leases are for five-year terms and at commercial rates, commencing January 1, 2004 with certain renewal and expansion rights (see note 14).

A lease with Air Canada for the Montréal premises was assigned to a third party on July 31, 2006 as a result of the sale of the building by Air Canada (see note 14).

4. MAJOR COMMERCIAL PARTNERS

Air Canada and its affiliates and two other major commercial partners account for a significant percentage of Gross Billings. Since the Partnership's revenues are recognized based on redemptions by members as opposed to the issuance of Aeroplan Miles to members by the commercial partners, the information on major customers is based on the Gross Billings of Aeroplan Miles issued through each commercial partner to Aeroplan members. Gross Billings for each commercial partner represent the contracted amounts received or receivable from commercial partners during each period. Air Canada and its affiliates and the other commercial partners accounted for significant issuance of Aeroplan Miles as follows:

	Air Canada and affiliates %	Commercial partner A %	Commercial partner B %
December 31, 2006	**29**	**50**	**12**
December 31, 2005	27	52	9

Due to the different nature of the businesses carried on by Aeroplan's commercial partners and the relative size of the major commercial partners, management considers any other concentration of credit risk not to be significant.

(Tables in thousands of dollars, except unit and per unit amounts)

5. CAPITAL ASSETS AND SOFTWARE

As at December 31, 2006	Cost $	Accumulated depreciation and amortization $	Net $
Furniture, fixtures and computer hardware	1,419	948	471
Leasehold improvements	4,580	3,413	1,167
	5,999	**4,361**	**1,638**
Software[a]	66,981	27,956	39,025
Software under development	628	–	628
	67,609	**27,956**	**39,653**

(a) As a result of a review of the functionality of certain software assets, the estimated useful life of software with a carrying value of $2.1 million has been reduced, resulting in increased amortization in the amount of $0.8 million for the year.

As at December 31, 2005	Cost $	Accumulated depreciation and amortization $	Net $
Furniture, fixtures and computer hardware	1,400	720	680
Leasehold improvements	4,311	3,157	1,154
	5,711	**3,877**	**1,834**
Software[b]	41,522	14,180	27,342
Software under development	8,329	–	8,329
	49,851	**14,180**	**35,671**

(b) As a result of the development of new pricing software for ClassicPlus Flight rewards which became available for use in 2006, the estimated remaining useful life of the pricing software related to the Avenue product (which is no longer offered) was reduced from 44 months to 11 months, and resulted in increased amortization in the amount of $0.9 million for 2005.

6. AEROPLAN MILES REDEMPTION RESERVE

In conjunction with the issuance of Fund Units and the bank financing entered into on June 29, 2005, the Partnership established the Aeroplan Miles redemption reserve (the "Reserve"). As at December 31, 2006 and 2005, the Reserve amounted to $400.0 million and is included in cash and cash equivalents and short-term investments.

The amount of the Reserve, as well as the types of securities it may be invested in, are based on policies established by management of the Partnership, which are reviewed periodically.

The Reserve may be used to supplement cash flows generated from operations in order to pay for rewards during unusually high redemption activity associated with Aeroplan Miles. Under the terms of the term facility, described in note 9, the Partnership was required to deposit the borrowed funds of $300.0 million into the Reserve. Any deposits of funds in non-Canadian dollar denominated investments are required to be hedged.

(Tables in thousands of dollars, except unit and per unit amounts)

7. DEFERRED CHARGES

Deferred charges consist of deferred financing costs, as follows:

As at December 31	2006 $	2005 $
Deferred financing costs, net of amortization for the year of $1,879 (December 31, 2005 $939)	4,321	6,201
Deferred compensation costs, related to Aeroplan's matching obligation under the management employee Fund Unit purchase plan, net of compensation expense recognized for the year of $198 (December 31, 2005 $67)	–	198
	4,321	**6,399**

Deferred financing costs represent costs incurred in connection with the issuance of the revolving term, the term, and the acquisition credit facilities described in note 9. These costs are amortized over the respective term of the debt facility with which they are associated.

8. EMPLOYEE FUTURE BENEFITS

Total employee pension and other future benefit costs, as recognized by the Partnership under required defined contribution employee future benefit accounting practices, are as follows:

	2006		2005	
December 31	Pension benefits $	Other future benefits $	Pension benefits $	Other future benefits $
Contact centre employees	5,478	1,236	3,977	1,005
Other Aeroplan employees	994	–	765	–
	6,472	**1,236**	**4,742**	**1,005**

Pursuant to the adoption of the Air Canada Pension Plan Solvency Deficiency Funding Regulations on August 9, 2004, Air Canada was required to make certain special payments related to funding deficiencies of its registered pension plans. These special payments may be made over a ten-year period and are based on certain actuarial calculations to be made on a periodic basis. Under the GSA (note 3), Aeroplan has agreed to pay a portion of the special payments related to plans in which the assigned employees participate based on an estimate of the portion of the solvency deficiencies of Air Canada's pension plans attributable to the assigned employees at January 1, 2005. The amount included for the year ended December 31, 2006 was $2.0 million (December 31, 2005 — $0.9 million).

Maximum payments in respect of the special payments should not exceed $16.1 million over the period from January 1, 2005 to December 31, 2013. The obligation in respect of special payments survives early termination. In the event that the all the assigned employees become Aeroplan employees, Aeroplan shall assume all liabilities with respect to the assigned employees as of the transfer date.

(Tables in thousands of dollars, except unit and per unit amounts)

The following table sets out the remaining maximum payments for the corresponding period:

Year	Amount $
2007	1,851
2008	1,851
2009	1,883
2010	1,883
2011	1,883
Thereafter	3,766
	13,117

These commitments have not been presented in the statement of financial position as they represent contributions for future services of the respective employees.

9. LONG-TERM DEBT

The following is a summary of Aeroplan's authorized and outstanding credit facilities:

	Authorized $	Drawn at December 31 2006 $	Drawn at December 31 2005 $
Revolving term facility[(a)]	75,000	–	–
Term facility[(b)]	300,000	300,000	300,000
Acquisition facility[(b)]	100,000	–	–
Total	**475,000**	**300,000**	**300,000**

(a) During the year, the term of the revolving term facility was extended to mature on June 29, 2009 from June 29, 2008, or earlier at the option of Aeroplan. It bears interest at rates ranging from Canadian prime rate and U.S base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%.

Letter of credit
Aeroplan has issued an irrevocable letter of credit in the amount of $190,000, in order to meet its obligations under one of the defined contribution pension plans. This amount reduces the available credit under the revolving credit facility.

(b) The term and the acquisition facilities mature on June 29, 2009, or earlier at the option of Aeroplan and bear interest at rates ranging from Canadian prime rate and U.S base rate to Canadian prime rate and U.S base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%. At December 31, 2006, borrowings under this facility were in the form of Bankers' Acceptances with a 90 day term (91 days at December 31, 2005) and an effective interest rate of 5.3% (4.4% at December 31, 2005). This facility was drawn in order to fund a portion of the $400.0 million Reserve, included in cash and cash equivalents and short-term investments. The remaining $100.0 million was funded from the proceeds of the offering described in note 1.

(Tables in thousands of dollars, except unit and per unit amounts)

Borrowings under the credit facilities are secured by substantially all the present and future assets of Aeroplan, subject to the realization of any priority claims resulting from the joint and several guarantees under the agreement with First Data Loan Company, Canada as described in note 3.

The continued availability of the credit facilities are subject to Aeroplan's ability to maintain certain leverage, debt service and interest coverage covenants, as well as other affirmative and negative covenants.

10. DEFERRED REVENUE

A reconciliation of deferred revenue, including deferred breakage, is as follows:

As at December 31	2006 $	2005 $
Opening balance	1,323,897	1,151,994
Aeroplan Miles issued–Gross billings	851,851	754,786
Revenue recognized for Aeroplan Miles redeemed and breakage	(709,269)	(582,883)
Ending balance	**1,466,479**	**1,323,897**
Represented by:		
Current portion [(a)]	**798,558**	**679,714**
Long-term	**667,921**	**644,183**

(a) The current portion is management's best estimate of the amount to be realized in the following year, based on historical trends.

11. CONTINGENT LIABILITIES

Air Canada Miles issued prior to January 1, 2002
In accordance with the CPSA, as amended, Air Canada is responsible for the cost of the redemption for air rewards of up to a maximum of 112.4 billion Air Canada Miles accumulated by members prior to January 1, 2002. As of December 31, 2006, 98.2 billion of those Air Canada Miles had been redeemed.

In the unlikely event that Air Canada is unable to meet its obligation, Aeroplan may be required to honour Air Canada's redemption obligation, which based on Aeroplan's current annual average redemption cost per mile, would amount to approximately $135 million at December 31, 2006, compared to $223 million at December 31, 2005.

Also under the CPSA, Aeroplan is responsible for any redemptions for air rewards of Air Canada Miles issued prior to January 1, 2002, in excess of the 112.4 billion Air Canada Miles. While on the basis of current estimates, Aeroplan does not expect such redemptions to exceed 112.4 billion Air Canada Miles, the maximum potential redemption cost of meeting this obligation if all 23.3 billion estimated broken but unexpired Air Canada Miles were to be redeemed, amounts to $219.0 million at December 31, 2006 and $254.0 million at December 31, 2005.

(Tables in thousands of dollars, except unit and per unit amounts)

As a result, the total maximum potential redemption cost to the Partnership for the total outstanding and unbroken Air Canada Miles issued prior to January 1 2002 is estimated to be $354 million and $477 million at December 31, 2006 and December 31, 2005, respectively.

Management estimates that a 1% increase in breakage related to the Air Canada Miles issued before January 1, 2002, would have an impact on cost of rewards and net earnings of $29.3 million for the period in which the change occurred.

Aeroplan Miles issued after January 1, 2002
In addition, Aeroplan may be required to provide rewards to members for unexpired Aeroplan Miles accounted for as breakage on the Aeroplan Miles issued after December 31, 2001 for which the breakage revenue has been recognized or deferred and for which no liability has been recorded. The maximum potential redemption cost for such Aeroplan Miles is estimated to be $440 million at December 31, 2006 and $364 million at December 31, 2005. The potential redemption costs noted above have been calculated on the basis of the current average redemption cost on the basis of actual prices with reward suppliers, including Air Canada, and the experienced mix of the various types of awards that members have selected, based on past experience.

Management estimates that a 1% change in breakage related to the Aeroplan Miles issued after January 1, 2002, would have a total impact on revenue and net earnings of $24.4 million for the period in which the change occurred, with $17.1 million relating to prior years and $7.3 million relating to the current year.

Other
From time to time, Aeroplan becomes involved in various claims and litigation as part of its business. While the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current pending claims and litigation will not have a material impact on Aeroplan's financial position and results of operations.

Aeroplan has agreed to indemnify its directors and officers, to the extent permitted under corporate law, against costs and damages incurred by the directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their services. Aeroplan's directors and officers are covered by directors' and officers' liability insurance. No amount has been recorded in these financial statements with respect to the indemnification agreements.

(Tables in thousands of dollars, except unit and per unit amounts)

12. PARTNERS' CAPITAL

Aeroplan is authorized to issue an unlimited number of equally ranking class A units.

As at December 31	2006	2005
General Partner		
Aeroplan General Partner Inc., a wholly-owned subsidiary of ACE (prior to reorganization described in note 1)		
Number of units issued and fully paid		
Units outstanding–beginning of year[a]	–	100
Cancelled on reorganization described in note 1	–	(100)
Units outstanding–end of year	–	–
Aeroplan Holding GP Inc.		
Number of Units issued and fully paid		
Units outstanding–beginning of year	1	–
Issued during the period[a]	–	1
Units outstanding–end of year	1	1
Limited Partners		
APLN		
Number of units issued and fully paid		
Units outstanding–beginning of year	–	1,500,000,100
Cancelled on reorganization described in note 1	–	(1,500,000,100)
Units outstanding–end of year	–	–
Aeroplan		
Number of units issued and fully paid		
Units outstanding–beginning of year	200,000,000	–
Issued to APLN, which was liquidated into ACE (the parent company) during period for other consideration. One unit was originally issued and later cancelled and exchanged for 175,000,000 units	–	175,000,000
Issued to the Fund during the year for cash consideration of $232.0 million, net of costs of $18.0 million paid by Aeroplan	–	25,000,000
Units outstanding–end of year	200,000,001	200,000,001
Fund Units purchased to fund stock-based compensation plans (note 13)	(486,807)	–
Total units outstanding–end of year	**199,513,194**	**200,000,001**

(a) The 1 unit issued to the general partner during the year ended December 31, 2005 was issued for $1. For the years ended December 31, 2006 and 2005, the net earnings allocated to that unit is nominal.

(Tables in thousands of dollars, except unit and per unit amounts)

On June 29 2005, the Fund completed an initial public offering of 25,000,000 Fund Units. Concurrent with the offering, 25,000,000 units of Aeroplan were issued indirectly to the Fund for net proceeds of $232.0 million, net of costs of 18.0 million paid by Aeroplan which have been charged to partners' capital. On closing of the offering, 87.5% of the outstanding limited partnership units of Aeroplan were held by ACE.

On June 30 2005, further to the exercise of the over allotment option, ACE transferred 3,750,000 units to the Fund. Issue costs related to the exercise of the over allotment option were borne by ACE.

On March 3, 2006, March 31, 2006 and December 28, 2006, ACE transferred 20,204,165, 500,000 and 50,000,000, respectively, Aeroplan units to the Fund in exchange for Fund Units pursuant to the investors' liquidity agreement. The 20,204,165 and the 50,000,000 Fund Units were then distributed to ACE's shareholders and the 500,000 Fund Units were transferred to a trust to fund grants under the Initial Long-Term Incentive Plan (notes 2 and 13). As a result, at December 31, 2006 the Fund held approximately 49.7% of Aeroplan and ACE held approximately 50.3%.

Distributions payable to Aeroplan's partners are recorded when declared. Aeroplan intends to make monthly distributions to its partners within 7 days of the end of each month. In accordance with the limited partnership agreement, priority distributions are to be made to the Fund in order to cover the Fund's operating expenses. A priority distribution of $495,000 was made on December 21, 2006. During 2006, Aeroplan declared $146.5 million in monthly distributions to its partners compared to $70.7 million declared in total monthly distributions to its partners, subsequent to the initial public offering, for the period from June 29, 2005 to December 31, 2005. In addition, during 2005, prior to and concurrent with the initial public offering distributions totalling $311.0 million were paid to ACE.

On May 29, 2006, the board of directors approved a first increase (since the initial public offering) in distributions to be declared by Aeroplan to its partners from $0.0583 to $0.0625 per unit, commencing with the distribution declared for the month of July, 2006. On October 13, 2006, the board of directors approved an increase in monthly distributions to be declared by Aeroplan to its partners from $0.0625 to $0.0700 per unit, commencing with the distribution declared for the month of December, 2006. The amount of distributions remains subject to review throughout the year and any changes to the monthly distribution amounts are subject to the approval of the board of directors.

Pursuant to the limited partnership agreement, 20% of Aeroplan's issued and outstanding units, which are held by ACE and which represent 40,000,000 units, were subordinated in favour of the Fund until December 31, 2006. Distributions on the subordinated units will only be paid by Aeroplan to the extent that Aeroplan has met and paid its distributable cash target to the Fund as the indirect holder of non-subordinated units at the end of each quarter after approval of the financial statements by the board of directors. At December 31, 2006 and December 31, 2005, the distributions payable to ACE related to the subordinated units amounted to $7.8 million and $7.0 million, respectively.

Under the terms of an investor liquidity agreement dated June 29, 2005, the non-subordinated units held by ACE in Aeroplan are exchangeable for Fund Units on a one-to-one basis. The Fund had reserved 171,250,000 Fund Units for the exercise of the exchange right. Subsequent to the March 3, 2006, March 31, 2006 and December 28, 2006 exchanges, 100,545,835 Fund Units remain available for future

(Tables in thousands of dollars except unit and per unit amounts)

exchanges. The subordinated units of Aeroplan held by ACE are exchangeable after December 31, 2006. The exchange right expires once all units of Aeroplan held by ACE have been exchanged. In addition, ACE also has liquidity rights, pursuant to which it may require the Trust, on a best efforts basis, to purchase a number of non-subordinated Aeroplan units for a cash payment equal to the net proceeds of an offering of an equivalent number of Fund Units. The investor liquidity agreement also provides for registration and piggy-back rights subject to certain conditions.

13. STOCK-BASED COMPENSATION PLANS

The details of Fund Units held under stock-based compensation plans described in note 2 are as follows:

	December 31 2006		
	Initial LTIP	**On-going LTIP**	**Omnibus plan**
Number of Fund Units granted during the year	567,842	85,894	65,500
Number of Fund Units forfeited	(102,342)	–	–
	465,500	85,894	65,500
Number of Fund Units vested, during the year	(197,170)	–	–
Number of Fund Units outstanding, end of year	**268,330**	**85,894**	**65,500**
Weighted average remaining life (years)	**1.3**	**2.0**	**2.5**
Cost of units purchased during the year[a]	**$ –**	**$ 1,346**	**$ 1,127**
Weighted average fair value per Fund Unit on date of grant	**$ 12.90**	**$ 15.67**	**$ 17.21**
Compensation expense for the year	**$ 2,065** [b]	**$ 449**	**$ 195**

(a) The cost of Fund Units purchased under these plans is not materially different from their fair value at the date they were granted.

(b) Although the terms of the Initial LTIP had not been finalized at the end of 2005, Aeroplan had recorded in accounts payable and accrued liabilities $1.8 million of compensation expense relative to this plan in 2005.

Pursuant to the terms of the On-going and Omnibus plans, Fund Units are purchased on the open market of the Toronto Stock Exchange and are held by a trustee for the benefit of the eligible employees until their vesting. Unvested units of the Initial LTIP, which were contributed by ACE, are also held in escrow.

(Tables in thousands of dollars, except unit and per unit amounts)

All other stock-based compensation charged to earnings is detailed as follows:

	2006 $	2005 $
Management employee unit purchase plan–2005	198	67
Management employee unit purchase plan–2006	298	–
Participation in ACE's stock-based compensation plan	112	210
Total other stock-based compensation	**608**	**277**

14. COMMITMENTS

The minimum lease payments owed to Air Canada and other parties related to the facilities leases described in note 3 until December 31, 2008 are as follows:

Year ending December 31	$
2007	1,614
2008	1,614
	3,228

15. INCOME TAXES

The tax attributes of the Partnership's net assets flow directly to the partners. As a result of the reorganization described in note 1, the net temporary differences between the tax bases and the financial statement carrying amounts of Aeroplan's assets and liabilities which accrued to Air Canada and approximated $1.8 billion at December 31, 2004, reflecting future tax deductions in excess of future taxable amounts were reduced by approximately $960.0 million and were transferred to ACE for no consideration. At December 31, 2006 the tax bases of Aeroplan's assets and liabilities related to temporary differences exceeded their financial statement carrying amounts by approximately $699.7 million compared to $773.5 million at December 31, 2005.

16. FINANCIAL INSTRUMENTS

Fair values
The carrying amounts reported on the balance sheet for cash and cash equivalents, short term investments, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the immediate or short-term maturities of these financial instruments.

Due to the short-term nature of the underlying Bankers' Acceptances (typically 90 days), the carrying value of the long-term debt approximates fair value.

(Tables in thousands of dollars, except unit and per unit amounts)

Credit risk

In accordance with its investment policy, Aeroplan invests the Reserve and excess cash, included in short-term investments and cash and cash equivalents in commercial paper or corporate bonds with a minimum rating of R-1 (high) or AA(low) and term deposits, subject to certain thresholds to reduce undue exposure to any one issuer.

Interest rate exposure

Aeroplan is exposed to fluctuations in interest rates under the terms of the outstanding credit facility which bears interest at variable rates and has been borrowed in the form of Bankers' Acceptances.

Aeroplan invests the Reserve and excess cash on hand in instruments with similar terms to maturity as the underlying Bankers' Acceptances related to the credit facility, with an objective to mitigate the interest rate exposure.

17. SUBSEQUENT EVENTS

On January 10, 2007, ACE transferred 60,000,000 Aeroplan units to the Fund in exchange for an equivalent number of Fund Units pursuant to the investors' liquidity agreement, after which ACE owns 60,012,667 Fund Units. As a result, the Fund owns approximately 79.7% of Aeroplan and ACE holds approximately 20.3% of Aeroplan directly and approximately 30.0% indirectly (through the holding of 37.6% of the Fund) for a total of approximately 50.3%.

18. COMPARATIVE FIGURES

Certain 2005 figures, presented for comparative purposes, have been reclassified to conform to the presentation adopted in 2006.

CORPORATE INFORMATION

Trustees and Board of Directors

Robert A. Milton
Chairman of the Board
Chairman, President and Chief Executive Officer, ACE Aviation Holdings Inc.

Bernard Attali[3]
Director
Senior Advisor, TPG Capital LLP

Robert E. Brown[2]
Director
President and Chief Executive Officer, CAE Inc.

Roman Doroniuk[1,4]
Director and Trustee
Consultant

Rupert Duchesne
Director
President and Chief Executive Officer, Aeroplan

Joanne Ferstman[1,2,3]
Director and Trustee
Executive Vice President and Chief Financial Officer, Dundee Corporation and Dundee Wealth Management

W. Brett Ingersoll[2,4]
Director
Managing Director, co-Head Private Equity, Cerberus Capital Management, L.P.

Pierre Marc Johnson[4]
Trustee
Senior Counsel, Heenan Blaikie LLP

John T. McLennan[2]
Trustee
Corporate Director

David I. Richardson[1]
Trustee
Corporate Director

Robert Warden[3]
Director
Managing Director, Cerberus Capital Management, L.P.

Marvin Yontef[2]
Director
Senior Partner, Stikeman Elliott LLP

Executive Team

Rupert Duchesne
President and Chief Executive Officer

Pierre Duhamel
Executive Vice President and Chief Financial Officer

Liz Graham
Vice President, Operations

André Hébert
Vice President, Technology and e-Business

Mark Hounsell
Vice President, General Counsel and Corporate Secretary

Craig Landry
Vice President, Rewards

Melissa Sonberg
Vice President, Corporate Services

Robert Shields
Vice President, Partnerships

Marc Trudeau
Vice President, Strategy and Business Development

(1) Member of the Audit, Finance and Risk Committee
(2) Member of the Governance and Corporate Matters Committee
(3) Member of the Human Resources and Compensation Committee
(4) Member of the Nominating Committee

Head Office
5100 de Maisonneuve
Boulevard West
Montreal, Quebec
Canada H4A 3T2

Investor Relations
50 Bay Street, 8th floor
Air Canada Centre
Toronto, Ontario
Canada M5J 2X3

Telephone: 416-352-3765
ir@aeroplan.com
www.aeroplan.com

Annual meeting
The annual meeting of unitholders of Aeroplan Income Fund will be held on March 27, 2007, at 2 p.m. EST at:
ICAO Conference Centre
999 University Street
Montreal, Quebec
Canada H3C 5H7

Aeroplan Customer Contact Centres
To book Aeroplan reward travel or to request general information about the Aeroplan program, please call 1-800-361-5373 between 7 a.m. and 11 p.m. EST.

Transfer Agent
CIBC Mellon Trust Company
Securities Level
199 Bay Street
Commerce Court West
Toronto, Ontario
Canada M5L 1G9

Telephone: 416-643-5500
1-800-387-0825
www.cibcmellon.com

Independent Auditors
PricewaterhouseCoopers LLP

Toronto Stock Exchange Symbol
AER.UN

2006 Unit Price Range

High	Low	Close
$17.55	$12.05	$16.97

Design: www.NOLIN.CA
Printed in Canada

aeroplan

aeroplan.com

NOTICE OF 2007 ANNUAL UNITHOLDER MEETING

When

March 27, 2007 at 2:00 p.m. (Montreal time)

Where

International Civil Aviation Organization (**ICAO**) Conference Centre, 999 University Street, Montreal, Québec.

Webcast

A webcast replay of management's presentation at the meeting will be made available at a later date on our website at www.aeroplan.com.

Business of the 2007 Annual Unitholder Meeting

Four items will be covered at the meeting:

1. placement before unitholders of the Fund of the consolidated financial statements of Aeroplan Income Fund and the consolidated financial statements of Aeroplan Limited Partnership for the year ended December 31, 2006, including the auditors' reports thereon;

2. election of the trustees of Aeroplan Income Fund who will serve until the end of the next annual unitholder meeting or until their successors are appointed;

3. appointment of the auditors of Aeroplan Income Fund; and

4. consideration of such other business, if any, that may properly come before the meeting or any adjournment thereof.

You are entitled to receive notice of, and vote at, our annual unitholder meeting or any adjournment thereof if you were a unitholder on the close of business on February 13, 2007.

Your vote is important

As a unitholder of Aeroplan Income Fund, it is very important that you read this material carefully and vote your units, either by proxy or in person at the meeting.

The following pages tell you more about how to exercise your right to vote your units and provide additional information relating to the matters to be dealt with at the meeting.

By Order of the Board of Trustees of Aeroplan Income Fund,

Joanne Ferstman, Trustee

Roman Doroniuk, Trustee

Montreal, Québec
February 15, 2007

AEROPLAN INCOME FUND


aeroplan

NOTICE OF
2007 ANNUAL
MEETING OF UNITHOLDERS
AND PROXY CIRCULAR

WHAT'S INSIDE

Letter from the Chairman and the President and Chief Executive Officer

Dear Unitholders:

You are cordially invited to the second annual meeting of unitholders of Aeroplan Income Fund. It will be held on March 27, 2007 at 2:00 p.m. (Montreal time), at the International Civil Aviation Organization (ICAO) Conference Centre, 999 University Street, Montreal, Québec.

As a unitholder of Aeroplan Income Fund, you have the right to vote your units on all items that come before the meeting. You can vote your units either by proxy or in person at the meeting. This proxy circular will provide you with information about these items and how to exercise your right to vote. It will also tell you about the nominee trustees, the proposed auditors, the compensation of trustees, directors and certain officers, and our corporate governance practices.

During the meeting, we will also give you an overview of what has been another very successful year. In 2006, we focused on creating value and laying the foundation of our future growth thanks to achievements made in all facets of our business. As you will see, we continued to deliver consistently strong results in this second year as a public entity.

We are pleased with our 2006 achievements and look forward to growing the business with all of our stakeholders in 2007 and beyond.

We look forward to seeing you at our second annual meeting of unitholders. If you are unable to attend the meeting in person, please complete and return a proxy by the date indicated on your form.

Sincerely,

Robert A. Milton
Chairman

Rupert Duchesne
President and Chief Executive Officer

NOTICE OF 2007 ANNUAL UNITHOLDER MEETING

When

March 27, 2007 at 2:00 p.m. (Montreal time)

Where

International Civil Aviation Organization (ICAO) Conference Centre, 999 University Street, Montreal, Québec.

Webcast

A webcast replay of management's presentation at the meeting will be made available at a later date on our website at www.aeroplan.com.

Business of the 2007 Annual Unitholder Meeting

Four items will be covered at the meeting:

1. placement before unitholders of the Fund of the consolidated financial statements of Aeroplan Income Fund and the consolidated financial statements of Aeroplan Limited Partnership for the year ended December 31, 2006, including the auditors' reports thereon;

2. election of the trustees of Aeroplan Income Fund who will serve until the end of the next annual unitholder meeting or until their successors are appointed;

3. appointment of the auditors of Aeroplan Income Fund; and

4. consideration of such other business, if any, that may properly come before the meeting or any adjournment thereof.

You are entitled to receive notice of, and vote at, our annual unitholder meeting or any adjournment thereof if you were a unitholder on the close of business on February 13, 2007.

Your vote is important

As a unitholder of Aeroplan Income Fund, it is very important that you read this material carefully and vote your units, either by proxy or in person at the meeting.

The following pages tell you more about how to exercise your right to vote your units and provide additional information relating to the matters to be dealt with at the meeting.

By Order of the Board of Trustees of Aeroplan Income Fund,

Joanne Ferstman, Trustee

Roman Doroniuk, Trustee

Montreal, Québec
February 15, 2007

PROXY CIRCULAR

In this proxy circular (**circular**), *you* and *your* refer to the unitholder. *We*, *us*, *our* and the *Fund* refers to Aeroplan Income Fund, the *Trust* refers to Aeroplan Trust, *Aeroplan GP* refers to Aeroplan Holding GP Inc., *Aeroplan LP* refers to Aeroplan Limited Partnership and *Aeroplan* refers to Aeroplan GP, Aeroplan LP and their subsidiaries, collectively. Unless otherwise stated, all dollar amounts contained in this circular are expressed in Canadian dollars.

This circular is for our annual unitholder meeting to be held on March 27, 2007 (**meeting**). As a unitholder of the Fund, you have the right to vote your units on the election of the trustees, the appointment of the auditors and on any other items that may properly come before the meeting or any adjournment thereof.

To help you make an informed decision, please read this circular. This circular tells you about the meeting, the nominee trustees, the proposed auditors, our corporate governance practices the compensation of the trustees of the Fund, the directors of Aeroplan GP and certain officers and other matters. The information in this document was current as at February 15, 2007, unless otherwise indicated. Financial information on the Fund and Aeroplan LP is provided in their respective consolidated financial statements and management's discussion and analysis (**MD&A**) for the year ended December 31, 2006.

Your proxy is solicited by or on behalf of the trustees of the Fund for use at the meeting. In addition to solicitation by mail, employees or agents may solicit proxies by telephone or by other means. The cost of any such solicitation will be borne by the Fund. The Fund may also reimburse brokers and other persons holding shares in their names, or in the names of nominees, for their costs incurred in sending proxy materials to beneficial owners and obtaining their proxies or voting instructions.

If you have any questions about any of the information in this circular, please call Unitholder Relations at 1-514-205-7172 for service in English or in French.

Approval of this circular

The board of trustees of the Fund (**Board of Trustees**) approved the contents of this circular and authorized it to be sent to each unitholder who is eligible to receive notice of, and vote his or her units at, our annual unitholder meeting, as well as to each trustee of the Fund and to the auditors of the Fund.

Joanne Ferstman, Trustee

Roman Doroniuk, Trustee

Montreal, Québec
February 15, 2007

VOTING YOUR UNITS

Your vote is important

As a unitholder of the Fund, it is very important that you read the following information on how to vote your units and then vote your units, either by proxy or in person at the meeting.

These securityholder materials are being sent to both registered and non-registered unitholders of the Fund. If you are a non-registered unitholder, and the Fund or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials directly to registered unitholders and certain non-registered unitholders, the Fund or its agent (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your proxy as specified in this circular and in the form of proxy.

Voting

You can attend the meeting or you can appoint someone else to vote for you as your proxyholder. A unitholder entitled to vote at the meeting may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who are not required to be unitholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. Voting by proxy means that you are giving the person named on your form of proxy (**proxyholder**) the authority to vote your units for you at the meeting or any adjournment thereof.

You can choose from among three different ways to vote your units by proxy:

1. by telephone
2. on the Internet
3. by mail

The persons who are named on the form of proxy are trustees of the Fund or directors or officers of Aeroplan and will vote your units for you. **You have the right to appoint someone else to be your proxyholder.** If you appoint someone else, he or she must attend the meeting to vote your units.

How to vote – registered unitholders.

You are a registered unitholder if your name appears on your unit certificate.

If you are not sure whether you are a registered unitholder, please contact CIBC Mellon Trust Company (**CIBC Mellon**) at 1-800-387-0825.

By proxy

By telephone

Voting by proxy using the telephone is only available to unitholders located in Canada and the United States. Call 1-866-271-1207 (toll-free in Canada and the United States) from a touchtone telephone and follow the instructions provided. Your voting instructions are then conveyed by using touchtone selections over the telephone.

You will need your 13 digit control number. You will find this number on your form of proxy or in the e-mail addressed to you if you chose to receive this circular electronically.

If you choose the telephone, you cannot appoint any person other than the trustees of the Fund or directors or officers of Aeroplan named on your form of proxy as your proxyholder.

The cut-off time for voting by telephone is 11:59 p.m. (Montreal time) on March 22, 2007.

On the Internet

Go to the website **www.eproxyvoting.com/aeroplan** and follow the instructions on the screen. Your voting instructions are then conveyed electronically over the Internet.

You will need your 13 digit Control Number. You will find this number on your form of proxy or in the e-mail addressed to you if you chose to receive this circular electronically.

If you return your proxy via the Internet, you can appoint a person other than the trustees of the Fund or the directors or officers of Aeroplan named in the form of proxy as your proxyholder. This person does not have to be a unitholder. Indicate the name of the person you are appointing in the space provided on the form of proxy. Complete your voting instructions, and date and submit the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the meeting.

The cut-off time for voting over the Internet is 11:59 p.m. (Montreal time) on March 22, 2007.

By mail

Complete your form of proxy and return it in the envelope we have provided or by delivery to one of CIBC Mellon's principal Corporate Trust Offices in Halifax, Montreal, Toronto, Vancouver or Calgary **for receipt before 4:00 p.m. (Montreal time) on March 23, 2007 or with the Secretary of the meeting prior to commencement of the meeting on the day of the meeting or on the day of any adjournment thereof.** A list of addresses for the principal Corporate Trust Offices of CIBC Mellon is set forth on page 51 of this circular.

If you return your proxy by mail, you can appoint a person other than the trustees of the Fund or the directors or officers of Aeroplan named in the form of proxy as your proxyholder. This person does not have to be a unitholder. Fill in the name of the person you are appointing in the blank space provided on the form of proxy. Complete your voting instructions, and date and sign the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the meeting.

Please refer to the section of this circular "Completing the form of proxy" for further details.

In person at the meeting

You do not need to complete or return your form of proxy.

You will receive an admission ticket at the meeting upon registration at the registration desk.

How to vote – non-registered unitholders

You are a non-registered unitholder if your bank, trust company, securities broker or other financial institution **(your nominee)** holds your units for you.

If you are not sure whether you are a non-registered unitholder, please contact CIBC Mellon at 1-800-387-0825.

By proxy

Your nominee is required to ask for your voting instructions before the meeting. Please contact your nominee if you did not receive a request for voting instructions in this package.

 

In most cases, non-registered unitholders will receive a voting instruction form which allows you to provide your voting instructions on the Internet or by mail. You will need your 12 digit control number found on your voting instruction form, if you choose to vote on the Internet. Alternatively, non-registered unitholders may complete the voting instruction form and return it by mail, as directed in the voting instruction form.

In person at the meeting

You can vote your units in person at the meeting if you have instructed your nominee to appoint you as proxyholder.

To do this, write your name in the space provided on the voting instruction form and otherwise follow the instructions of your nominee.

How to vote – employees holding units under the Management Employee Unit Purchase Plan of Aeroplan

Units purchased by employees of Aeroplan under the Management Employee Unit Purchase Plan of Aeroplan (**Management Employee Units**) are beneficially held by Computershare Trust Company of Canada (**Computershare**), as administrative agent, in accordance with the provisions of such plan unless the employees have withdrawn their units from the plan.

If you are not sure whether you are an employee holding your units through Computershare, please contact Computershare at 1-866-982-1878.

In the event that an employee holds any units other than Management Employee Units, he or she must also complete a form of proxy or voting instruction form with respect to such additional units in the manner indicated above for registered unitholders or non-registered unitholders, as applicable.

By voting instruction form

A voting instruction form is enclosed with this circular which allows you to provide your voting instructions on the Internet or by mail.

On the Internet

Go to the website at www.computershare.com/proxy and follow the instructions on the screen. Your voting instructions are then conveyed electronically over the Internet.

You will need the control number, holder account number and access number found on your voting instruction form.

If you return your voting instruction form via the Internet, you can appoint a person other than Computershare as your proxyholder. This person does not have to be a unitholder. Indicate the name of the person you are appointing in the space provided on the voting instruction form. Complete your voting instructions, and date and submit the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the meeting.

The cut-off time for voting over the Internet is 11:59 p.m. (Montreal time) on March 22, 2007.

By mail

Alternatively you may vote your units by completing the voting instruction form as directed on the form and returning it in the business reply envelope provided **for receipt before 4:00 p.m. (Montreal time) on March 23, 2007.**

In person at the meeting

To appoint yourself as proxyholder, write your name in the space provided on the voting instruction form and follow the instructions otherwise provided in the voting instruction form.

Completing the form of proxy

You can choose to vote "For" or "Withhold" with respect to the election of the trustees and the appointment of the auditors. If you are a non-registered unitholder voting your units, or an employee voting your Management Employee Units held pursuant to the Employee Unit Purchase Plan of the Fund, please follow the instructions provided in the voting instruction form provided.

When you sign the form of proxy without appointing an alternate proxyholder, you authorize Roman Doroniuk, Robert E. Brown or Rupert Duchesne, who are trustees of the Fund or directors or officers of Aeroplan, to vote your units for you at the meeting in accordance with your instructions. **If you return your proxy without specifying how you want to vote your units, your vote will be counted FOR electing the nominee trustees of the Fund who are named in this circular and FOR appointing PricewaterhouseCoopers LLP as auditors of the Fund.**

The trustees of the Fund are not aware of any other matters which will be presented for action at the meeting. If, however, other matters properly come before the meeting, the persons designated in the enclosed form of proxy will vote in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy with respect to such matters.

You have the right to appoint someone other than the proxy nominees to be your proxyholder. If you are appointing someone else to vote your units for you at the meeting, fill in the name of the person voting for you in the blank space provided on the form of proxy.

If you do not specify how you want your units voted, your proxyholder will vote your units in favour of each item scheduled to come before the meeting and as he or she sees fit on any other matter that may properly come before the meeting.

A proxyholder has the same rights as the unitholder by whom it was appointed to speak at the meeting in respect of any matter, to vote by way of ballot at the meeting and, except where the proxyholder has conflicting instructions from more than one unitholder, to vote at the meeting in respect of any matter by way of any show of hands.

If you are an individual unitholder, you or your authorized attorney must sign the form of proxy. If you are a corporation or other legal entity, an authorized officer or attorney must sign the form of proxy.

If you need assistance completing your form of proxy (or voting instruction form), please contact Unitholder Relations at 1-514-205-7172 for service in English or in French.

Changing your vote

In addition to revocation in any other manner permitted by law, a unitholder giving a proxy and submitting it by mail may revoke it by an instrument in writing executed by the unitholder or the unitholder's attorney authorized in writing and deposited either at the Montreal office of the Fund's transfer agent, CIBC Mellon, 2001 University Street, Suite 1600, Montreal, Québec, or at the Fund's registered office, 5100 de Maisonneuve Boulevard West, Montreal, Québec, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chair of the meeting on the day of the meeting, or any adjournment thereof. If the voting instructions were conveyed by telephone or over the Internet, conveying new voting instructions by any of these two means or by mail within the applicable cut-off times will revoke the prior instructions.

Voting requirements

The appointment of the auditors of the Fund and the election of the trustees of the Fund will be determined by a majority of votes cast at the meeting by proxy or in person. If there is a tie, the chair of the meeting is not entitled to a second or casting vote, and the motion will not pass. CIBC Mellon counts and tabulates the votes.

Voting units and quorum

As of February 15, 2007, there were 159,454,165 units of the Fund issued and outstanding. Unitholders of record on February 13, 2007 are entitled to receive notice of and vote at the meeting. The list of unitholders entitled to vote at the meeting will be available for inspection on and after February 19, 2007 during usual business hours at the Montreal office of the Fund's transfer agent, CIBC Mellon, 2001 University Street, Suite 1600, Montreal, Québec and at the meeting.

Pursuant to the declaration of trust of the Fund, a quorum is present at the meeting if two or more individuals present in person either hold personally or represent as proxies not less in aggregate than 10% of the votes attached to all outstanding units of the Fund. If a quorum is present within 30 minutes of the time fixed for the meeting, the unitholders present or represented by proxy may proceed with the business of the meeting. If a quorum is not present within 30 minutes of the time fixed for the meeting, the unitholders present or represented by proxy may adjourn the meeting to a fixed time and place but may not transact any other business.

If a body corporate or association is a unitholder of the Fund, the Fund shall recognize any individual authorized by a resolution of the directors or governing body of the body corporate or association to represent it at the meeting. An individual thus authorized may exercise on behalf of the body corporate or association all the powers it could exercise if it were an individual unitholder.

If two or more persons hold units jointly, one of those holders present at the meeting may in the absence of the others vote the units, but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the units jointly held by them.

Principal unitholders

As of February 15, 2007, to the knowledge of the trustees of the Fund, no entity, other than ACE Aviation Holdings Inc. (**ACE Aviation**), beneficially owned, directly or indirectly, or exercised control or direction over, units carrying 10% or more of the votes attached to all outstanding units of the Fund. As of February 15, 2007, ACE Aviation held 60,012,667 units of the Fund representing 37.6% of the issued and outstanding units.

As of February 15, 2007, ACE Aviation owned 40,545,835 limited partnership units of Aeroplan LP and 40,545,835 shares of Aeroplan GP, which are indirectly exchangeable into 40,545,835 units of the Fund. Such limited partnership units of Aeroplan LP and shares of Aeroplan GP will not provide additional votes to ACE Aviation for the purpose of the meeting.

THE FUND, THE TRUST, AEROPLAN LP AND AEROPLAN GP

General

The Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario by a declaration of trust dated May 12, 2005 and amended by an amended and restated declaration of trust dated June 21, 2005. The Fund has been established to acquire and hold the units and trust notes of the Trust.

The Trust is an unincorporated, open-ended trust established under the laws of the Province of Ontario by a declaration of trust dated June 21, 2005. The Trust has been established to acquire and hold limited partnership units of Aeroplan LP and a corresponding interest in Aeroplan LP's general partner, Aeroplan GP.

Aeroplan LP is a limited partnership existing under the laws of the Province of Québec pursuant to a limited partnership agreement dated June 21, 2005, as amended on September 29, 2005.

Aeroplan GP is a corporation incorporated under the laws of Canada on June 16, 2005 to act as the general partner of Aeroplan LP.

The principal and head office of the Fund, the Trust, Aeroplan LP and Aeroplan GP are located at 5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2.

Intercorporate Relationship

The following chart illustrates the structure of the Fund as at February 15, 2007 (including jurisdiction of establishment/incorporation of the various entities). Please note that for simplification purposes, this chart omits certain wholly-owned holding companies in the ACE Aviation group.


Public
62.4%(1)
37.6%(1)
ACE Aviation Holdings Inc.
(Canada)
Aeroplan
Income Fund
(Ontario)
100%
Aeroplan Trust
(Ontario)
20.3%(1)
79.7%(1)
20.3%(1)
79.7%(1)
Aeroplan Holding GP Inc.
(Canada)
0.0000005%
Aeroplan Limited Partnership
(Québec)
100%
1209233 Alberta Ltd.
(Alberta)(2)

(1) On December 28, 2006, ACE Aviation announced a special distribution of 50,000,000 units of the Fund to its shareholders, representing approximately 0.4422 units of the Fund per Class A variable voting share, Class B voting share and preferred share (on an as-converted basis) of ACE Aviation held by shareholders of record of ACE Aviation as of January 10, 2007. This special distribution was completed under a statutory arrangement approved by ACE Aviation's shareholders at a special meeting on October 5, 2006. On December 28, 2006, in anticipation of this distribution, ACE Aviation exchanged 50,000,000 limited partnership units of Aeroplan LP and 50,000,000 shares of Aeroplan GP into 50,000,000 units of the Fund and caused such units of the Fund to be distributed to its eligible shareholders of record on January 10, 2007. ACE Aviation also exchanged on January 10, 2007, 60,000,000 limited partnership units of Aeroplan LP and 60,000,000 shares of Aeroplan GP into 60,000,000 units of the Fund for internal reorganization purposes. The references in this proxy circular to the respective interests of ACE Aviation and the Fund (through the Trust) in Aeroplan LP and Aeroplan GP reflect such exchanges.

(2) 1209233 Alberta Ltd. holds and manages the majority of the Aeroplan Miles Redemption Reserve on behalf of Aeroplan LP.

BUSINESS OF THE MEETING

Four items will be covered at the meeting:

1. placement before unitholders of the Fund of the consolidated financial statements of the Fund and the consolidated financial statements of Aeroplan LP for the year ended December 31, 2006, including the auditors' reports thereon;

2. election of the trustees of the Fund who will serve until the end of the next annual unitholder meeting or until their successors are appointed;

3. appointment of the auditors of the Fund; and

4. consideration of such other business, if any, that may properly come before the meeting or any adjournment thereof.

As of the date of this circular, the trustees of the Fund are not aware of any changes to these items, and do not expect any other items to be brought forward at the meeting. If there are changes or new items, your proxyholder can vote your units on these items as he or she sees fit.

1. Placement of financial statements of the Fund and Aeroplan LP

The consolidated financial statements of the Fund and the consolidated financial statements of Aeroplan LP for the year ended December 31, 2006, including the auditors' reports thereon, are included in our 2006 annual report and are available on SEDAR at www.sedar.com. Copies of such statements will also be available at the meeting.

2. Election of the trustees of the Fund

Five (5) trustees are to be elected to the Board of Trustees. Please refer to the section of this circular "The Nominated Trustees" for further details. Trustees of the Fund elected at the meeting will serve until the end of the next annual unitholder meeting or until their successors are appointed.

All of the individuals to be nominated as trustees are currently members of the Board of Trustees and were appointed on May 29, 2006.

If you do not specify how you want your units voted, the persons named as proxyholders will cast the votes represented by proxy at the meeting FOR the election as trustees of the nominee trustees who are named in this circular.

3. Appointment of auditors

The Board of Trustees, on the advice of the Audit, Finance and Risk Committee (**Audit Committee**), recommends that PricewaterhouseCoopers LLP, Chartered Accountants, be reappointed as auditors of the Fund. PricewaterhouseCoopers LLP has served as auditors of Aeroplan since 2002 and as auditors of the Fund since its inception on May 12, 2005. The auditors appointed at the meeting will serve until the end of the next annual unitholder meeting or until their successors are appointed.

Fees payable for the years ended December 31, 2006 and December 31, 2005 to PricewaterhouseCoopers LLP and its affiliates are $1,139,371 and $1,380,291, respectively, as detailed below:

	Year ended December 31, 2006	Year ended December 31, 2005
Audit fees	$755,250	$1,155,291
Audit-related fees	$30,000	Nil
Tax fees	Nil	Nil
All other fees	$354,121	$225,000
	$1,139,371	$1,380,291

The nature of each category of fees is described below.

Audit fees. Audit fees were paid for professional services rendered for the audit of the Fund's annual financial statements and Aeroplan LP's annual financial statements and for services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-related fees. Audit-related fees were paid for professional services rendered in connection with procedures performed in respect of certain contractual obligations relating to one of Aeroplan LP's commercial partners.

All other fees. Other fees were paid for professional services rendered with respect to the translation of the prospectus and other documents of the Fund and review of quarterly reporting by the Fund and Aeroplan LP.

Most of the audit and other fees paid to PricewaterhouseCoopers LLP and its affiliates in 2006 and 2005 relate to services rendered to Aeroplan LP.

If you do not specify how you want your units voted, the persons named as proxyholders will cast the votes represented by proxy at the meeting FOR the appointment of PricewaterhouseCoopers LLP as auditors

4. Consideration of other business

We will:

- report on other items that are significant to our business; and
- invite questions and comments from unitholders.

THE NOMINATED TRUSTEES

Pursuant to the Securityholders' Agreement (as defined herein), the Board of Trustees shall be comprised of five (5) trustees. Such five (5) trustees of the Fund are to be elected at the meeting, each of whom is to hold office until the end of the next annual meeting of unitholders or until their successors are appointed. All nominees have established their eligibility and willingness to serve as trustees. If prior to the meeting, any of the listed nominees would become unable or unavailable to serve, proxies will be voted for any other nominee or nominees at the discretion of the proxyholder. Pursuant to the Securityholders' Agreement, the five (5) trustees of the Fund shall also be the five (5) trustees of the Trust. In accordance with the Securityholders' Agreement, the trustees of the Fund will vote the units of the Trust held by the Fund in favour of the election as trustees of the Trust of the same persons as will have been elected as trustees of the Fund.

The table below sets out, among other things, the names of the proposed nominees for election as trustees of the Fund, together with their municipality of residence, the date they became trustees, their age, their principal occupation and other principal directorships and committee memberships. Also indicated is the number of units beneficially owned, directly or indirectly, or over which control was exercised as of February 15, 2007 (including securities of affiliates).

ROMAN DORONIUK
Toronto, Ontario

Trustee of the Fund since June 21, 2005
Age: 49



Roman Doroniuk is a consultant providing financial and strategic advisory services to a variety of companies in the healthcare, advertising and media industries. He also serves on the board of directors of The Forzani Group Ltd. Mr. Doroniuk was Executive Vice President of Magna International Inc. and Chief Operating Officer of Magna Entertainment Corp. from January 2003 to October 2003, President of Lions Gate Entertainment from October 1998 to April 2000, and Chief Financial Officer of Alliance Communications Corporation from October 1995 to September 1998. Mr. Doroniuk holds a Bachelor of Business Management from Ryerson University and is a Chartered Accountant.

Chair of the Audit Committee and Member of the Nominating Committee

5,000 units of Aeroplan Income Fund

JOANNE FERSTMAN
Toronto, Ontario

Trustee of the Fund since June 21, 2005
Age: 39



Joanne Ferstman is Executive Vice President, Corporate Secretary and Chief Financial Officer of Dundee Corporation, and Executive Vice President and Chief Financial Officer of Dundee Wealth Management Inc. Ms. Ferstman holds a Bachelor of Commerce from McGill University and is a Chartered Accountant.

Chair of the Human Resources and Compensation Committee and Member of the Audit Committee and the Governance and Corporate Matters Committee **(Governance Committee)**

5,000 units of Aeroplan Income Fund

PIERRE MARC JOHNSON
Montreal, Québec

Trustee of the Fund since June 21, 2005
Age: 60



Pierre Marc Johnson is of Counsel to the offices of the Canadian law firm Heenan Blaikie LLP and advises, mediates, negotiates for or with, various governments, United Nations related organizations and other international institutions. Mr. Johnson is a director of Orthosoft Inc., ACE Aviation, Air Canada, Jazz Air Holding GP Inc., and the Veolia Environmental Institute (Paris). During his career in Public Office, Mr. Johnson, a physician and attorney, became Quebec's Premier in 1985 and then Leader of the Opposition. Mr. Johnson had previously been Minister of Labor and Manpower, Financial Institutions, Social Affairs, Intergovernmental Affairs, Attorney General and Minister of Justice.

Chair of the Nominating Committee

8,111 units of Aeroplan Income Fund

5,000 Class B voting shares of ACE Aviation

JOHN T. McLENNAN
Mahone Bay, Nova Scotia

Trustee of the Fund since June 21, 2005
Age: 61



John T. McLennan is a corporate director. Mr. McLennan is a director of Amdocs Ltd., Emera, Manitoba Telephone Systems (Vice-Chairman), Medisys Health Services, ACE Aviation, Air Canada, and Jazz Air Holding GP Inc. Mr. McLennan was recently Vice-Chairman and Chief Executive Officer of Allstream. Prior to that position, he served as AT&T Canada's Vice Chairman and Chief Executive Officer. He was also the founding President of Jenmark Consulting Inc., President and Chief Executive Officer of Bell Canada, President of Bell Ontario as well as Chairman, President and Chief Executive Officer of BCE Mobile Communications Inc. Mr. McLennan has also served as President and Chief Executive Officer of Cantel Wireless and Executive Vice President of Mitel Communications Inc.

Member of the Governance Committee

26,222 units of Aeroplan Income Fund

10,000 Class B voting shares of ACE Aviation

5,000 Class B voting shares of Air Canada

10,000 units of Jazz Air Income Fund

DAVID I. RICHARDSON
Grafton, Ontario

Trustee of the Fund since June 21, 2005

Age: 65



David I. Richardson is a corporate director. Mr. Richardson is a director of ACE Aviation, Air Canada, and Jazz Air Holding GP Inc. Mr. Richardson is the former Chairman of Ernst & Young Inc. (Canada) and a former Executive Partner of Ernst & Young LLP. Mr. Richardson joined its predecessor, Clarkson, Gordon & Co., in 1963 and was appointed President of The Clarkson Company Limited in 1982. Mr. Richardson was also a member of the Management and Executive Committees of Ernst & Young LLP, national managing partner of the firm's Corporate Finance practice and the senior partner in the Corporate Recovery and Restructuring practice until his retirement from the partnership in 2002. Mr. Richardson holds a Bachelor of Commerce Degree from the University of Toronto and is a member and a Fellow of the Institute of Chartered Accountants of Ontario.

Member of the Audit Committee

21,222 units of Aeroplan Income Fund

10,000 Class B voting shares of ACE Aviation

7,500 Class B voting shares of Air Canada

5,000 units of Jazz Air Income Fund

THE DIRECTORS OF AEROPLAN GP

The Securityholders' Agreement

On the closing of the initial public offering of the Fund, the Fund, the Trust, Aeroplan LP, Aeroplan GP and ACE Aviation entered into a securityholders' agreement (**Securityholders' Agreement**) which governs their securityholdings in, and the business and affairs of, Aeroplan GP and Aeroplan LP. The Securityholders' Agreement provides that the board of directors of Aeroplan GP (**Board of Directors**) shall initially be comprised of nine (9) members.

Pursuant to the Securityholders' Agreement, ACE Aviation, in its sole discretion, was initially entitled to appoint all of the directors of Aeroplan GP, except for two directors, so long as it owned a majority of the shares of Aeroplan GP and the limited partnership interests in Aeroplan LP. Where ACE Aviation holds less than 50% but 20% or more of the shares of Aeroplan GP and the limited partnership interests in Aeroplan LP, the trustees of the Fund shall be entitled to appoint four (4) directors. On January 10, 2007, following the exchange of 60,000,000 limited partnership units of Aeroplan LP and 60,000,000 shares of Aeroplan GP into 60,000,000 units of the Fund, ACE Aviation's holdings were reduced to 20.3% of the shares of Aeroplan GP and the limited partnership interests in Aeroplan LP. As a result, the trustees of the Fund became entitled to appoint two (2) additional directors as soon as practicable following the change in ownership. The two (2) new directors shall be independent of ACE Aviation (within the meaning of *National Policy 58-201 — Corporate Governance Guidelines*) and shall not be directors of ACE Aviation or subsidiaries of ACE Aviation (other than Aeroplan GP).

The Nominating Committee is overseeing the selection process for the appointment by the trustees of the Fund of the two (2) new directors. The Nominating Committee will review, interview, and recommend the preferred candidates for nomination based on their skill-set and taking into account the needs of Aeroplan. As of the date of the circular, the selection process is still on-going. It is anticipated that the new directors will be appointed on the date of the meeting or shortly thereafter.

In accordance with the Securityholders' Agreement, it has been established that, following the appointment of the two (2) new directors, the Board of Directors shall be comprised of eleven (11) members.

ACE Aviation will exercise its entitlement to appoint seven (7) of the eleven (11) directors of Aeroplan GP. The directors of Aeroplan GP appointed by ACE Aviation will be Bernard Attali, Robert E. Brown, Rupert Duchesne, W. Brett Ingersoll, Robert A. Milton, Robert A. Warden and Marvin Yontef, each of whom is currently a director of Aeroplan GP. Other than Rupert Duchesne, Robert A. Milton and Marvin Yontef, each of such directors of Aeroplan GP is independent for the purposes of *National Policy 58-201 – Corporate Governance Guidelines*. In accordance with the Securityholders' Agreement, the trustees of the Fund will appoint four (4) directors of Aeroplan GP. Two of the four (4) directors to be appointed by the trustees of the Fund will be Roman Doroniuk and Joanne Ferstman, who are both currently directors of Aeroplan GP and are independent within the meaning of *National Policy 58-201 – Corporate Governance Guidelines*. As mentioned above, the trustees of the Fund have not yet confirmed the names of the two (2) other directors to be appointed by them in accordance with the Securityholders' Agreement.

Pursuant to the Securityholders' Agreement, any material commercial transaction involving ACE Aviation, Air Canada or their affiliates, on the one hand, and Aeroplan LP, on the other hand, will be considered and approved by the directors of Aeroplan GP who are independent of ACE Aviation and that are not directors or officers of ACE Aviation or its subsidiaries (other than Aeroplan GP).

The term of office for each director of Aeroplan GP shall continue until he or she resigns or is replaced at a meeting of shareholders of Aeroplan GP, subject to the requirements of the Securityholders' Agreement. The party entitled to direct the appointment of directors can require the removal or replacement of members of the Board of Directors that it has designated at any time and at its sole discretion.

The Directors of Aeroplan GP

The table below sets out, among other things, the names of the directors of Aeroplan GP, together with their municipality of residence, the date they became directors, their age, their principal occupation and other principal directorships and committee memberships. Also indicated is the number of units beneficially owned, directly or indirectly, or over which control was exercised as of February 15, 2007 (including securities of affiliates). As mentioned above, the trustees of the Fund will exercise their right to appoint two (2) additional directors of Aeroplan GP in accordance with the terms of the Securityholders' Agreement and the Board of Directors shall then be comprised of eleven (11) members.

BERNARD ATTALI
Paris, France

Director of Aeroplan GP since June 21, 2005
Age: 63



Bernard Attali is the Honorary Chairman of Air France Group and Senior Advisor (France) for Texas Pacific Group. Mr. Attali is also a director of ACE Aviation, Air Canada, Jazz Air Holding GP Inc., and Orrick European Board. He was Vice-Chairman of Deutsche Bank Europe Investment Banking from 1999 to 2000. Mr. Attali has served as Chairman and Chief Executive Officer of Air France as well as Chairman of the International Air Transport Association, Excom and the Association of European Airlines (AEA). Mr. Attali is a Commandeur de la Légion d'Honneur, Commandeur de l'Ordre du Mérite and Titulaire de la Médaille de l'Aéronautique. Mr. Attali holds diplomas from the Institut d'Études Politiques of Paris and from the École Nationale d'Administration.

Member of the Human Resources and Compensation Committee

3,611 units of Aeroplan Income Fund

5,000 Class A variable voting shares of ACE Aviation

ROBERT E. BROWN
Montreal, Québec

Director of Aeroplan GP since June 21, 2005
Age: 62



Robert E. Brown is President and Chief Executive Officer of CAE Inc., a provider of simulation and modelling technologies as well as integrated training services for both civil aviation and defence customers. Mr. Brown is a director of CAE Inc., CPVC Blackcomb Inc., ACE Aviation and a trustee of Jazz Air Income Fund. He was Chairman of Air Canada from 2003 to 2004. Mr. Brown joined Bombardier Inc. in 1987 and was responsible for the Bombardier Aerospace sector from 1990 to 1999. He was President and Chief Executive Officer of Bombardier Inc. (aerospace, transportation and recreational products) from 1999 to 2002. Mr. Brown also held various senior positions in federal ministries with economic vocations, including the position of Associate Deputy Minister in the Department of Regional Industrial Expansion.

Chair of the Governance Committee

11,222 units of Aeroplan Income Fund

10,000 Class B voting shares of ACE Aviation

5,000 units of Jazz Air Income Fund

ROMAN DORONIUK
Toronto, Ontario

Director of Aeroplan GP since June 21, 2005

Age: 49



Roman Doroniuk is a consultant providing financial and strategic advisory services to a variety of companies in the healthcare, advertising and media industries. He also serves on the board of directors of The Forzani Group Ltd. Mr. Doroniuk was Executive Vice President of Magna International Inc. and Chief Operating Officer of Magna Entertainment Corp. from January 2003 to October 2003, President of Lions Gate Entertainment from October 1998 to April 2000, and Chief Financial Officer of Alliance Communications Corporation from October 1995 to September 1998. Mr. Doroniuk holds a Bachelor of Business Management from Ryerson University and is a Chartered Accountant

Chair of the Audit Committee and Member of the Nominating Committee

5,000 units of Aeroplan Income Fund

RUPERT DUCHESNE
Montreal, Québec

Director of Aeroplan GP since June 21, 2005

Age: 47



Rupert Duchesne has been President and Chief Executive Officer of Aeroplan since August 2000. Prior to his current position, Mr. Duchesne served as Chief Integration Officer, overseeing the merger of Air Canada and Canadian Airlines International. He also served Air Canada as Senior Vice President, International and Vice President, Marketing. Prior to joining Air Canada, Mr. Duchesne served as Vice President, Worldwide Aviation Practice for Mercer Management Consultants during the period 1994 to 1996. Mr. Duchesne was Co-owner and Director of LCB Consultants from 1989 to 1994, when the firm was purchased by Mercer. Mr. Duchesne holds a Bachelor of Science (Honours) degree in Pharmacology from the University of Leeds, England and a Masters in Business Administration from Manchester Business School, The University of Manchester, England. Mr. Duchesne is currently a director of Alliance Atlantis Communications Inc. and serves on the Board of Trustees of the Art Gallery of Ontario, as well as on the Boards of the NeuroScience Canada Partnership and Foundation, and of The Council for Business and the Arts in Canada.

24,835 units of Aeroplan Income Fund

278 Class B voting shares of ACE Aviation

 

JOANNE FERSTMAN
Toronto, Ontario

Director of Aeroplan GP since June 21, 2005

Age: 39



Joanne Ferstman is Executive Vice President, Corporate Secretary and Chief Financial Officer of Dundee Corporation, and Executive Vice President and Chief Financial Officer of Dundee Wealth Management Inc. Ms. Ferstman holds a Bachelor of Commerce from McGill University and is a Chartered Accountant.

Chair of the Human Resources and Compensation Committee and Member of the Audit Committee and the Governance Committee

5,000 units of Aeroplan Income Fund

W. BRETT INGERSOLL
New York, New York


Director of Aeroplan GP since June 21, 2005

Age: 43



W. Brett Ingersoll is a Managing Director of Cerberus Capital Management, L.P. (private equity investment firm) and Co-Head of its Private Equity Practice. Mr. Ingersoll is also a director of ACE Aviation and AerCap Holdings, N.V. Prior to joining Cerberus in 2002, Mr. Ingersoll was a Partner at JP Morgan Partners (formerly Chase Capital Partners) from 1993 to 2002 (private equity investment firm). Mr. Ingersoll is a director of various private companies including Coram Health Care, IAP Worldwide Services, Inc., Talecris Bio Therapeutics Inc. and Endura Care, LLC.

Member of the Governance Committee and the Nominating Committee

Nil units of Aeroplan Income Fund

ROBERT A. MILTON
Westmount, Québec


Chairman and Director of Aeroplan GP since June 21, 2005

Age: 46



Robert A. Milton is Chairman, President and Chief Executive Officer of ACE Aviation. Mr. Milton is also Chairman of Air Canada, ACTS Technical Services Inc., and Jazz Air Holding GP Inc. Mr. Milton was previously President and Chief Executive Officer of Air Canada. Having joined Air Canada in 1992 in a consulting capacity, Mr. Milton moved from Senior Director of Scheduling to Vice President, Scheduling and Product Management, Senior Vice President, Marketing and In-Flight Service, Executive Vice President and finally Chief Operating Officer in 1996. Mr. Milton graduated in 1983 from the Georgia Institute of Technology with a Bachelor of Science Degree in Industrial Management.

10,141 units of Aeroplan Income Fund

24,336 Class B voting shares of ACE Aviation

15,000 Class B voting shares of Air Canada

15,000 units of Jazz Air Income Fund

ROBERT G. WARDEN
New York, New York

Director of Aeroplan GP since June 21, 2005

Age: 34



Robert G. Warden is a Managing Director of Cerberus Capital Management, L.P., which he joined in February 2003. Mr. Warden is a director of BlueLink Corp. and AerCap Holdings, N.V. Prior to joining Cerberus, Mr. Warden was a vice president at J.H. Whitney from May 2000 to February 2003, a principal at Cornerstone Equity Investors LLC from July 1998 to May 2000 and an associate at Donaldson, Lufkin & Jenrette from July 1995 to July 1998. Mr. Warden graduated with an AB from Brown University in 1995.

Member of the Human Resources and Compensation Committee

Nil units of Aeroplan Income Fund

MARVIN YONTEF
Toronto, Ontario

Director of Aeroplan GP since June 21, 2005

Age: 61



Marvin Yontef is a senior partner with the Canadian law firm Stikeman Elliott LLP acting on a wide range of commercial activities including mergers and acquisitions, corporate finance and corporate reorganizations. Mr. Yontef is also a director of ACE Aviation, Air Canada, and ACTS Technical Services Inc. He is also a trustee of Jazz Air Income Fund.

Member of the Governance Committee

8,111 units of Aeroplan Income Fund

5,000 Class B voting shares of ACE Aviation

5,000 Class B voting shares of Air Canada

5,000 units of Jazz Air Income Fund

REMUNERATION OF THE TRUSTEES OF THE FUND AND THE DIRECTORS OF AEROPLAN GP

The compensation structure of the Board of Trustees and the Board of Directors is designed to attract and retain highly talented and experienced trustees and directors, leading to the long-term success of Aeroplan. This requires that trustees of the Fund and directors of Aeroplan GP be adequately and competitively compensated.

The Board of Trustees has determined that the trustees of the Fund should be compensated in a form and amount which is appropriate and which is customary for comparable funds, having regard for such matters as time commitment, responsibility and trends in trustee compensation. The Board of Directors has determined that the directors of Aeroplan GP should be compensated in a form and amount which is appropriate and which is customary for comparable corporations, having regard for such matters as time commitment, responsibility and trends in director compensation.

Trustees of the Fund or directors of Aeroplan GP who are not officers of Aeroplan but who are also directors of ACE Aviation receive a retainer of $20,000 per year in addition to their retainer of $75,000 per year as directors of ACE Aviation. Non-executive directors of Aeroplan GP who are not directors of ACE Aviation receive an annual retainer of $30,000. No additional compensation is paid to the trustees of the Fund who are also directors of Aeroplan GP. The trustees of the Fund who are not directors of Aeroplan GP receive the same compensation as the compensation paid to the directors of Aeroplan GP. The trustees of the Fund and directors of Aeroplan GP also receive Aeroplan membership privileges.

Trustees of the Fund and directors of Aeroplan GP also receive an additional retainer of $15,000, $7,500, $7,500 and $7,500, respectively, if they chair the Audit Committee, the Governance Committee, the Human Resources and Compensation Committee and the Nominating Committee. Members of the Audit Committee, the Governance Committee, the Human Resources and Compensation Committee and the Nominating Committee receive, respectively, an additional retainer of $5,000, $2,500, $2,500 and $2,500.

Trustees of the Fund and directors of Aeroplan GP who are not officers of Aeroplan are reimbursed for travel and out-of-pocket expenses incurred in attending meetings of the Board of Trustees, the Board or Directors or the committees, as applicable.

CERTAIN PROCEEDINGS

To the knowledge of the trustees of the Fund, each of the following proposed nominees for election as trustees of the Fund and each of the following directors of Aeroplan GP had, in the last 10 years, been a director of a company that, while the nominee or director was acting in that capacity, made a proposal under legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or was the subject of a cease trade or similar order:

(i) Following the acquisition of Canadian Airlines International Ltd. (**CAIL**) by Air Canada in 2000, Robert A. Milton became a director of CAIL. Thereafter, CAIL restructured under the *Companies' Creditors Arrangement Act*, as amended (**CCAA**) pursuant to a plan of compromise which became effective on July 5, 2000. CAIL's common shares and non-voting shares were suspended from trading by the Toronto Stock Exchange on June 27, 2000 and delisted on July 6, 2000. Robert A. Milton was the President and Chief Executive Officer and a director of Air Canada when Air Canada filed for protection under the CCAA on April 1, 2003;

(ii) Pierre Marc Johnson was a director of Air Canada when Air Canada filed for protection under the CCAA on April 1, 2003;

(iii) Robert E. Brown was a director of Air Canada when Air Canada filed for protection under the CCAA on April 1, 2003 and became Chairman of Air Canada on May 13, 2003. Robert E. Brown was a director of Nortel Networks Corporation when, on or about May 31, 2004, cease trade orders were issued against directors, officers and certain other current and former employee of Nortel Networks Corporation and Nortel Networks Limited (**Nortel Networks**). The management cease trade orders were imposed in response to the failure by Nortel Networks to file certain financial statements with the Canadian securities regulators;

(iv) John T. McLennan was the Chief Executive Officer of AT&T Canada when AT&T Canada filed for protection under the CCAA on October 15, 2002;

(v) Roman Doroniuk was a director of Canadian Airlines Corporation when Canadian Airlines Corporation initiated bankruptcy proceedings under the CCAA; and

(vi) Rupert Duchesne was President and Chief Executive Officer, Aeroplan when Air Canada filed for protection under the CCAA on April 1, 2003.

STATEMENT OF GOVERNANCE PRACTICES

The Board of Trustees and the Board of Directors have extensively reviewed the respective governance practices of the Fund and Aeroplan GP and conclude that, except as provided below, the Fund and Aeroplan GP comply with the requirements of *National Instrument 58-101 - Disclosure of Corporate Governance Practices*. The Fund and Aeroplan GP are regularly adjusting their governance practices as regulatory changes come into effect and will continue to monitor these changes closely and consider amendments to their governance practices if need be.

Board of Trustees

Independence

The Charter of the Board of Trustees provides that the Board of Trustees shall at all times be constituted of a majority of individuals who are independent. Based on the information received from each trustee and having taken into account the independence criteria set forth below, the Board of Trustees concluded that all trustees of the Fund standing for election to the Board of Trustees are independent and unrelated.

Each of the trustees of the Fund, namely Roman Doroniuk, Joanne Ferstman, Pierre Marc Johnson, John T. McLennan and David I. Richardson, are "independent" trustees in that each of them has no material relationship with the Fund and, in the reasonable opinion of the Board of Trustees, are unrelated and independent under the laws, regulations and listing requirements to which the Fund is subject.

Board of Directors

Independence

The Charter of the Board of Directors provides that the Board of Directors shall at all times be constituted of a majority of individuals who are independent. Based on the information received from each director of Aeroplan GP and having taken into account the independence criteria set forth below, the Board of Directors concluded that all directors of the Board of Directors, with the exception of Rupert Duchesne, Robert A. Milton and Marvin Yontef, are independent and unrelated.

A majority of the directors, namely Bernard Attali, Robert E. Brown, Roman Doroniuk, Joanne Ferstman, Brett Ingersoll and Robert G. Warden are "independent" directors in that each of them has no material relationship with Aeroplan GP and, in the reasonable opinion of the Board of Directors, are unrelated and independent under the applicable laws, regulations and listing requirements.

The Board of Directors has determined that (i) Robert A. Milton is not independent because he is the President and Chief Executive Officer of ACE Aviation which holds a 20.3% interest in Aeroplan GP and Aeroplan LP and a 37.6% interest in the Fund (resulting in a 50.3% aggregate interest in Aeroplan GP and Aeroplan LP), (ii) Rupert Duchesne is not independent because he is the CEO of Aeroplan, and (iii) Marvin Yontef is not independent because of payments for legal services billed to Aeroplan and ACE Aviation by the law firm of which he is a partner.

Directorships of Other Reporting Issuers

Bernard Attali, Robert E. Brown, Roman Doroniuk, Rupert Duchesne, W. Brett Ingersoll, Robert G. Warden, Pierre Marc Johnson, John T. McLennan, Robert A. Milton, David I. Richardson and Marvin Yontef are presently directors of several public entities. Bernard Attali is currently the Honorary Chairman of Air France Group and a director of ACE Aviation, Air Canada, Jazz Air Holding GP Inc., and Orrick European Board. Robert E. Brown is currently a director of CAE Inc., CPVC Blackcomb Inc., ACE Aviation and a trustee of Jazz Air Income Fund. Roman Doroniuk is currently a director of The Forzani Group Ltd. Rupert Duchesne is currently a director of Alliance Atlantis Communications Inc. W. Brett Ingersoll is currently a director of ACE Aviation and AerCap Holdings, N.V. Robert G. Warden is currently a director of BlueLink Corp. and AerCap Holdings, N.V. Pierre Marc Johnson is currently a director of Orthosoft Inc., ACE Aviation, Air Canada, Jazz Air Holding GP Inc., and the Veolia

Environmental Institute (Paris). John T. McLennan is currently a director of Amdocs Ltd., Emera, Manitoba Telephone Systems (Vice-Chairman), Medisys Health Services, ACE Aviation, Air Canada, and Jazz Air Holding GP Inc. David I. Richardson is currently a director of ACE Aviation, Air Canada, and Jazz Air Holding GP Inc. Robert A. Milton is currently Chairman, President and Chief Executive Officer of ACE Aviation. Mr. Milton is also Chairman of ACE Aviation, Air Canada, ACTS Technical Services Inc. and Jazz Air Holding GP Inc. Marvin Yontef is currently a director of ACE Aviation, Air Canada, and ACTS Technical Services Inc. He is also a trustee of Jazz Air Income Fund.

Please refer to the sections of this circular: "The Nominated Trustees" and "The Directors of Aeroplan GP" for additional information relating to each trustee of the Fund standing for nomination and to each director of Aeroplan GP, including other company boards on which they serve.

Chair of the Board of Directors

Under applicable securities laws, the Chairman of Aeroplan GP is deemed not to be independent because he is also the President and Chief Executive Officer of ACE Aviation which holds a 20.3% interest in Aeroplan GP and Aeroplan LP and a 37.6% interest in the Fund (resulting in a 50.3% aggregate interest in Aeroplan GP and Aeroplan LP). However, the Chairman is not involved in the day-to-day management of the business of Aeroplan.

A position description for the Chairman of the Board of Directors has been adopted whereby the Chair assumes, among other things, the following responsibilities: (i) ensuring that the responsibilities of the Board of Directors are well understood; (ii) ensuring that the Board of Directors works as a cohesive team and providing the requisite leadership to achieve this; (iii) ensuring that the resources available to the Board of Directors (in particular, timely and relevant information) are adequate to support its work; (iv) adopting procedures to ensure that the Board of Directors can conduct its work effectively and efficiently, including committee structure and composition, scheduling and management of meetings; (v) developing the agenda for meetings and procedures and the composition of the committees of the Board of Directors; (vi) ensuring proper flow of information to the Board of Directors; (vii) ensuring that a process is in place by which the contribution of individual directors and the effectiveness of the Board of Directors as a whole are assessed; and (viii) chairing every meeting of the Board of Directors and every joint meeting of the Board of Trustees and of the Board of Directors and encourage free and open discussion at such meetings.

Independent Trustees' and Directors' Meetings

Each of the members of the Board of Trustees is independent. Each of the members of the Board of Directors, with the exception of Rupert Duchesne, Robert A. Milton and Marvin Yontef, is independent.

The Board of Trustees holds joint meetings with the Board of Directors. At each such meeting, time is specifically reserved for trustees and non-management directors to hold "in camera" sessions, in the absence of the members of the management of Aeroplan. Questions and comments formulated during such "in camera" sessions are then passed on to the members of the management of Aeroplan who were excluded from the "in camera" sessions. In addition, pursuant to the Securityholders' Agreement, any material commercial transaction involving ACE Aviation, Air Canada or their affiliates, on the one hand, and Aeroplan LP, on the other hand, will be considered and approved by the directors of Aeroplan GP who are independent of ACE Aviation and that are not directors or officers of ACE Aviation or its subsidiaries (other than Aeroplan GP).

Attendance Record

Please refer to "Schedule A" of this circular for the attendance records of each trustee of the Fund and director of Aeroplan GP for each of the meetings of the Board of Trustees, the Board of Directors and the Committees held in 2006.

Board Size

The Board of Trustees is currently comprised of five (5) trustees. The Board of Trustees is of the view that its size and composition are adequate and allow for the efficient functioning of the Board of Trustees as a decision making body. The Board of Directors is currently comprised of nine (9) directors and will be comprised of eleven (11) directors once the two (2) new directors have been appointed. Please refer to the section of this circular "The Directors of Aeroplan GP – The Securityholders' Agreement" for further details. The Board of Directors is of the view that its size and composition are adequate and allow for the efficient functioning of the Board of Directors as a decision making body.

Board Mandates

Each of the Board of Trustees and the Board of Directors has adopted a written charter which sets out, among other things, its roles and responsibilities. The Charter of the Board of Trustees can be found at "Schedule B" to this circular and the Charter of the Board of Directors can be found at "Schedule C" to this circular.

Position Descriptions

President and Chief Executive Officer

The Board of Directors has adopted a position description for Rupert Duchesne, the President and Chief Executive Officer of Aeroplan. As President and Chief Executive Officer (**CEO**), the CEO shall have full responsibility for the day-to-day operations of Aeroplan's business in accordance with its strategic plan and operating and capital budgets as approved by the Board of Directors. The CEO is accountable to the shareholders of Aeroplan GP, through the Board of Directors, for the overall management of Aeroplan, and for conformity with policies agreed upon by the Board of Directors. The approval of the Board of Directors (or appropriate Committee) shall be required for all significant decisions outside of the ordinary course of Aeroplan's business.

More specifically, the primary responsibilities of the CEO include the following: (i) developing, for the Board of Directors' approval, a strategic direction and positioning to ensure Aeroplan's success; (ii) ensuring that the day-to-day business affairs of Aeroplan are appropriately managed by developing and implementing processes that will ensure the achievement of Aeroplan's financial and operating goals and objectives; (iii) fostering a corporate culture that promotes performance, customer focus and service; (iv) keeping the Board of Directors aware of Aeroplan's performance and events affecting its business, including opportunities in the marketplace and adverse or positive developments; and (v) ensuring, in cooperation with the Board of Directors, that there is an effective succession plan in place for the CEO position.

Chair of each Committee

The Chairs of the Audit Committee, the Governance Committee, the Human Resources and Compensation Committee and the Nominating Committee are respectively, Roman Doroniuk, Robert E. Brown, Joanne Ferstman and Pierre Marc Johnson.

Position descriptions have been adopted by the Board of Trustees and the Board of Directors for the Chair of each of the Audit Committee, the Nominating Committee, the Human Resources and Compensation Committee and the Governance Committee. According to such position descriptions, the Chair of each Committee shall, among other things: (i) ensure that the Committee fulfils the objectives and responsibilities set out in its charter; (ii) ensure that enough time and attention is given to each aspect of the Committee's responsibilities; (iii) ensure that members of the Committee maintain the level of independence required by applicable legislation; (iv) review the annual assessment of the Committee and take the appropriate measures to correct the weaknesses underlined by the assessment; (v) ensure that the other members of the Committee understand the role and responsibilities of the Committee; (vi) ensure that sufficient information is provided by management to enable the Committee to exercise its duties; and (vii) carry out other duties as requested by the Board of Trustees or the Board of Directors, depending on need and circumstances.

Orientation and Continuing Education

The Fund and Aeroplan GP have in place an orientation program for new trustees of the Fund and new directors of Aeroplan GP. New trustees and new directors are invited to attend orientation sessions with members of senior management of Aeroplan as well as with the CEO to improve their understanding of Aeroplan's business. Each new trustee and new director is also asked to review the Charter of the Board of Trustees, the Charter of the Board of Directors, the Charter of each Committee and the position descriptions of the Chairman of the Board of Directors, the CEO and the Chair of each Committee in order to fully grasp the role he or she is expected to play as a trustee, director and/or Committee member. As part of its mandate, the Governance Committee is also responsible for providing continuous education for the trustees of the Fund and the directors of Aeroplan GP.

Code of Ethics and Business Conduct

Aeroplan has adopted a Code of Ethics and Business Conduct (**Code**) which was approved by the Board of Trustees and the Board of Directors on February 6, 2006. The Code applies to all trustees of the Fund, directors of Aeroplan GP and officers and employees of Aeroplan. A copy of the Code can be obtained on SEDAR at www.sedar.com or on Aeroplan's website at www.aeroplan.com. The Code includes a number of guiding principles, such as integrity and confidentiality, and covers a variety of subjects such as:

(a) conflicts of interest;

(b) use of Aeroplan's assets;

(c) confidential information; and

(d) fair dealing with other people and organizations.

The Governance Committee has the responsibility for monitoring compliance with and interpreting the Code. The Code has been communicated or brought to the attention of all employees of Aeroplan. In addition, all employees, trustees of the Fund and directors of Aeroplan GP are required to complete an acknowledgement form whereby they undertake to comply with the guidelines and principles of the Code. The Code also includes provisions whereby employees can report violations of the Code. The Board of Directors has concluded that such measures are appropriate and sufficient to ensure compliance with the Code. Since the adoption of the Code, the Fund has not filed any material change report pertaining to any conduct of a trustee of the Fund, director of Aeroplan GP or executive officer of Aeroplan that would constitute a departure from the Code.

In addition to the relevant provisions of the *Canada Business Corporations Act* applicable to directors of Aeroplan GP, the Charter of the Board of Trustees and the Charter of the Board of Directors provide that the trustees of the Fund and the directors of Aeroplan GP shall disclose all actual or potential conflicts of interest and refrain from voting, on matters in which the trustee or the director has a conflict of interest. The charters also provide that a trustee or director shall excuse himself or herself from any discussion or decision on any matter in which the trustee or director is precluded from voting as a result of a conflict of interest or which otherwise affects his or her personal, business or professional interests.

Nomination of Trustees and Directors

The Nominating Committee is composed entirely of independent trustees of the Fund and directors of Aeroplan GP. It is responsible for considering and making recommendations on the desired size of the Board of Trustees and the Board of Directors, the need for recruitment and the expected skill-set of new candidates. In consultation with the Chairman of the Board of Directors and the CEO, the Nominating Committee determines the expected skill-set of new candidates by taking into account the existing strength of the Board of Trustees and of the Board of Directors and the needs of the Fund and Aeroplan. The Nominating Committee then reviews and recommends the candidates for nomination as trustees and directors and approves the final choice of candidates for nomination and election as trustees of the Fund by the unitholders of the Fund. Trustees and directors must have an appropriate mix of skills, knowledge and experience in business and an understanding of the industry and the geographical areas in which

 

Aeroplan operates. Trustees and directors selected should be able to commit the requisite time for all of the applicable board's business. Trustees and directors are expected to possess the following characteristics and traits:

(a) demonstrate high ethical standards and integrity in their personal and professional dealings;

(b) act honestly and in good faith with a view to the best interest of Aeroplan;

(c) devote sufficient time to the affairs of Aeroplan and exercise care, diligence and skill in fulfilling their responsibilities both as board members and as Committee members;

(d) provide independent judgment on a broad range of issues;

(e) understand and challenge the key business plans and the strategic direction of Aeroplan;

(f) raise questions and issues to facilitate active and effective participation in the deliberation of the Board of Trustees or the Board of Directors, as the case may be, and of each Committee;

(g) make all reasonable efforts to attend all meetings of the Board of Trustees or the Board of Directors, as the case may be, and Committee meetings; and

(h) review the materials provided by management in advance of the meetings of the Board of Trustees or the Board of Directors, as the case may be.

Please refer to the section of this circular "Committees" for a description of the responsibilities, powers and operations of the Nominating Committee.

Compensation

Please refer to the section of this circular "Remuneration of the Trustees of the Fund and the Directors of Aeroplan GP" for the criteria used to determine the remuneration of the trustees of the Fund and the directors of Aeroplan GP.

During the period from January 1, 2006 to December 31, 2006, Aeroplan retained the services of Perrault Consulting Inc. to carry out ongoing assignments relating to executive compensation, establishment of relevant external benchmarks, compensation programs design and implementation. In addition, Mercer Investment Consulting was retained during the period of January 1, 2006 to December 31, 2006 to support the implementation of a defined contribution pension plan for designated employees (**Defined Contribution Plan**) and a defined contribution supplemental executive retirement plan (**SERP**), both of which began to be implemented on July 1, 2005.

Board Committees

There are four joint Committees of the Board of Trustees and of the Board of Directors: the Audit Committee; the Governance Committee; the Nominating Committee; and the Human Resources and Compensation Committee (**Committees**). The roles and responsibilities of each Committee are described in the respective Committee charters. Please refer to the section of this circular "Committees" for a description of the responsibilities, powers and operations of such Committees.

Composition of the Human Resources and Compensation Committee

The Human Resources and Compensation Committee is composed of Joanne Ferstman, Bernard Attali and Robert G. Warden. All members of the Human Resources and Compensation Committee are "independent". Bernard Attali and Robert G. Warden are independent directors and Joanne Ferstman is both an independent director and an independent trustee in that each of them has no material relationship with the Fund or Aeroplan GP and, in the opinion of the Board of Directors and Board of Trustees, each is unrelated and independent under applicable laws, regulations and listing requirements. None of the members of the Human Resources and Compensation Committee:

(a) was during 2006 an officer or employee of the Fund, Aeroplan, or any of their subsidiaries; (b) was formerly an officer of the Fund, Aeroplan, or any of their subsidiaries; (c) was an executive officer of the Fund or Aeroplan and also served as a director, trustee or member of the compensation committee (or any other board of directors or board of trustees' committee performing equivalent functions or, in the absence of any such committee, the entire board of directors or board of trustees) of another issuer, one of whose executive officers served either: (i) on the Human Resources and Compensation Committee; or (ii) as a director or trustee of Aeroplan GP or the Fund; or (d) had or has any relationship that requires disclosure by Aeroplan in respect of indebtedness of directors, trustees and executive officers.

Please refer to the section of this circular "Committees" for a description of the responsibilities, powers and operations of the Human Resources and Compensation Committee.

Assessments

The Governance Committee assumes the responsibility of assessing the effectiveness of the Board of Trustees and of the Board of Directors, the Committees and the contribution of individual trustees and directors on an annual basis.

It is the role of the Chairman of the Governance Committee to assess, on an annual basis, the contribution of each individual trustee and director, the effectiveness of the Board of Trustees and the Board of Directors and the effectiveness of the Committees. For this purpose, the Chairman of the Governance Committee will conduct private meetings with each trustee and director. During those meetings, the Chairman of the Governance Committee will review with each trustee and director their assessment of the effectiveness of the Board of Trustees and the Board of Directors and their Committees and their personal contribution. Thereafter, a presentation will be made to the Board of Trustees and the Board of Directors. Also, on an annual basis, the Chair of each committee will report to the Board of Trustees and the Board of Directors on the activities of the Committee. If appropriate, the Board of Trustees and the Board of Directors will then consider procedural or substantive changes to increase the effectiveness of the Board of Trustees and the Board of Directors and their Committees.

COMMITTEES

The Board of Trustees and the Board of Directors have four joint standing committees:

- the Audit Committee;
- the Governance Committee;
- the Human Resources and Compensation Committee; and
- the Nominating Committee.

All joint committees of the Board of Trustees and the Board of Directors are composed of independent trustees of the Fund and independent directors of Aeroplan GP, except for the Governance Committee of which Marvin Yontef is a member. The roles and responsibilities of each committee are set out in formal written charters. These charters will be reviewed annually to ensure that they reflect best practices as well as applicable regulatory requirements.

This section includes reports from each Committee, which tell you about its members, responsibilities and activities.

Audit Committee

The Fund is required by law to have an audit committee. The Audit Committee shall be composed of not less than three trustees of the Fund and/or directors of Aeroplan GP, all of whom shall meet the independence, experience and other membership requirements under applicable laws, rules and regulations as determined by the Board of Trustees and the Board of Directors. The members of the Audit Committee shall have no relationships with management, the Fund, Aeroplan GP and their related entities that in the opinion of the Board of Trustees or the Board of Directors may interfere with their independence from management and from the Fund and Aeroplan. In addition, a member of the Audit Committee shall not receive, other than for service on the Board of Trustees or the Board of Directors or the Audit Committee or other Committees of the Board of Trustees or the Board of Directors, any consulting, advisory, or other compensatory fee from the Fund, Aeroplan or any of their related parties or subsidiaries. The members of the Audit Committee shall possess the mix of characteristics, experiences and skills to provide an appropriate balance for the performance of the duties of the Audit Committee and in particular each member of the Audit Committee shall be "financially literate" and at least one member of the Audit Committee shall be a "financial expert" as defined by relevant securities legislation or regulations.

The objectives of the Audit Committee include the following:

- To assist the Board of Trustees and the Board of Directors in the discharge of its responsibility to monitor the component parts of the Fund's and Aeroplan LP's financial reporting and audit process.
- To maintain and enhance the quality, credibility and objectivity of the Fund's and Aeroplan LP's financial reporting and to satisfy itself and oversee management's responsibility as to the adequacy of the supporting systems of internal financial and accounting controls.
- To assist the Board of Trustees and the Board of Directors in their oversight of the independence, qualifications and appointment of the external auditor.
- To monitor the performance of the internal financial and accounting controls and of the internal and external auditors.
- To provide independent communication between the Board of Trustees and the Board of Directors and the internal auditor and the external auditor.
- To facilitate in-depth and candid discussions between the Audit Committee and management and the external auditor regarding significant issues involving judgment and impacting quality of controls and reporting.

The Audit Committee's responsibilities include the following:

- Monitor and review the quality and integrity of the Fund's and Aeroplan LP's accounting and financial reporting process through discussions with management, the external auditor and the internal auditor.

- Determine, based on its review and discussion, whether to recommend the approval by the Board of Trustees and the Board of Directors of such financial statements and the financial disclosure in any such annual information forms, earnings press releases, prospectuses and other similar documents.
- Review with management, the internal auditor and the external auditor and, if considered appropriate, approve the release of the Fund's and Aeroplan LP's quarterly financial statements and related MD&A.
- Review with management, the external auditor and legal counsel, the Fund's and Aeroplan LP's procedures to ensure compliance with applicable laws and regulations.
- Meet with the external auditor to review and approve their audit plan.
- Review and approve estimated audit and audit-related fees and expenses.
- Review and approve, prior to the commencement of such work, the nature of all non-audit services, as permitted by securities legislation and regulations, to be provided by the external auditor prior to the commencement of such work.
- Review a report from the external auditor, if deemed appropriate by the Audit Committee, of all relationships between the external auditor and its related entities and the Fund, Aeroplan LP and their related entities.
- Evaluate the performance of the external auditor.
- Review the mandate of and the services provided by the internal audit department.
- Review significant emerging accounting and reporting issues.
- Review policies and procedures for the receipt, retention and treatment of complaints received by the Fund and Aeroplan LP from employees, unitholders and other stakeholders regarding accounting issues and financial reporting.
- Review risk management systems and controls, especially in relation to derivatives, foreign currency exposure, hedging and insurance.
- Review and approve the Public Disclosure Policy.
- Identify and address material financial and other risks to the business and affairs of Aeroplan LP and make recommendations in that regard to the Board of Trustees and the Board of Directors.
- Review and approve policies relating to the financial control, conduct, regulation and administration of subsidiary companies.
- Review actual financial performance compared to budget.

The Audit Committee met four times during the period from January 1, 2006 to December 31, 2006.

The Audit Committee is currently composed of:

Members: Roman Doroniuk, Chair
Joanne Ferstman
David I. Richardson

Governance Committee

The Governance Committee shall be comprised of not less than three trustees and/or directors of Aeroplan GP as determined by the Board of Trustees and the Board of Directors, all of whom shall comply with eligibility and qualification standards under applicable legislation in effect from time to time.

The primary objective of the Governance Committee is to assist the Board of Trustees and the Board of Directors in fulfilling their responsibilities by ensuring that corporate governance guidelines are adopted, disclosed and applied including trustee/director qualification standards, trustee/director responsibilities, trustee/director access to management and independent advisors, trustee/director compensation, trustee/director orientation and continuing

education, management succession and annual performance evaluation of the Board of Trustees and the Board of Directors:

The Governance Committee's responsibilities include the following:

- Review and develop position descriptions for the Board of Trustees and the Board of Directors, the Chairman of the Board of Directors and the CEO.
- Ensure that appropriate structures and procedures are in place so that the Board of Trustees and the Board of Directors can function independently of management.
- Put in place an orientation and continuing education program for new trustees on the Board of Trustees and new directors on the Board of Directors.
- Ensure corporate compliance with applicable legislation including trustees', directors' and officers' compliance.
- Review proposed amendments to Aeroplan GP's by-laws.
- Make recommendations to the Board of Trustees and the Board of Directors with respect to monitoring, adoption and disclosure of corporate governance guidelines.
- Recommend the types, charters and composition of the board committees.
- Recommend the nominees to the chairmanship of the board committees.
- Monitor the governance structure and, as required, report to the Board of Trustees and the Board of Directors on the necessity or advisability of modifications to such structure.
- Review such other corporate governance and strategic planning committee functions customarily carried out by such committees as well as such other matters which may be referred to it by the Board of Trustees or the Board of Directors from time to time.

The Governance Committee was established following the initial public offering of the Fund on June 29, 2005. The Governance Committee held three meetings during the period from January 1, 2006 to December 31, 2006.

The Governance Committee is currently composed of:

Members: Robert E. Brown, Chair
Joanne Ferstman
W. Brett Ingersoll
John T. McLennan
Marvin Yontef

Human Resources and Compensation Committee

The Human Resources and Compensation Committee shall be comprised of not less than three trustees of the Fund and/or directors of Aeroplan GP as determined by the Board of Trustees and the Board of Directors, all of whom shall be independent (as defined under applicable securities laws).

The primary purpose of the Committee is to assist the Board of Trustees and the Board of Directors in fulfilling its oversight responsibilities in the field of human resources and compensation as well as succession planning including appointing, training and monitoring of senior management, compensation of officers, organization plans and compensation philosophy.

The responsibilities of the Human Resources and Compensation Committee include the following:

- Develop compensation philosophy and guidelines.
- Review and approve corporate goals, objectives and business performance measures relevant to the compensation of the CEO, evaluate the CEO's performance in light of those goals, objectives and business

performance measures, and make recommendations to the Board of Directors with respect to the CEO's compensation level based on this evaluation.

- Make recommendations to the Board of Directors with respect to officer (other than in respect of the CEO, as such is dealt with as per above) and director compensation, incentive compensation and equity-based plans.
- Review and make recommendations to the Board of Directors with respect to incentive compensation plans and equity based plans and any amendments thereto.
- Review and approve, on behalf of the Board of Directors, salary ranges for executive management positions.
- Administer the equity-based plans.
- Review executive compensation disclosure before public dissemination, including the review of the annual report of senior management compensation for inclusion in the Fund's proxy circular, in accordance with applicable rules and regulations.
- Review on an ongoing basis management's organization plans and essential elements of succession plans for executive management of Aeroplan and its subsidiaries so as to ensure that successors have been identified and that their career development is appropriate in the context of the challenges facing the organization.
- Review and approve the performance monitoring and development of senior officers.
- Review and approve the senior management organizations and reporting structure.
- Review and approve the contingency plans in the event of the disability and/or departure of key executives.

The Human Resources and Compensation Committee was established on February 6, 2006. The Human Resources and Compensation Committee held five meetings from February 6, 2006 to December 31, 2006.

The Human Resources and Compensation Committee is currently composed of:

Members: Joanne Ferstman, Chair
Bernard Attali
Robert G. Warden

Nominating Committee

The Nominating Committee shall be comprised of not less than three trustees of the Fund and/or directors of Aeroplan GP as determined by the Board of Trustees and the Board of Directors, all of whom shall be independent (as defined under applicable securities laws).

The primary objective of the Nominating Committee is to assist the Board of Trustees and the Board of Directors in fulfilling their responsibilities by identifying individuals qualified to become new board members and recommending to the Board of Directors the new trustee nominees for each annual meeting of unitholders of the Fund.

The responsibilities of the Nominating Committee include the following:

- Assist each of the Board of Trustees and the Board of Directors in determining what competencies and skills such board, as a whole, should possess and what competencies and skills each existing trustee and/or director possesses.
- Assist each of the Board of Trustees and the Board of Directors in determining the appropriate size of such board, with a view to facilitating effective decision-making.
- Develop and review criteria regarding personal qualification for board membership, such as background, experience, technical skill, affiliations and personal characteristics, and develop a process for identifying and recommending candidates.
- Identify individuals qualified to become new board members and recommend them to the Board of Directors.

- Consider whether or not each new nominee can devote sufficient time and resources to his duties as a board member.
- Recommend the slate of trustee nominees for each annual meeting of unitholders of the Fund.
- Recommend candidates to fill vacancies on the Board of Trustees occurring between annual meetings of unitholders of the Fund.
- Review and make recommendations relative to non-management nominees of Aeroplan GP to the boards of subsidiaries of Aeroplan LP or of companies in which Aeroplan LP has an interest.

The Nominating Committee was established on February 6, 2006, and it held three meetings from February 6, 2006 to December 31, 2006.

The Nominating Committee is currently composed of:

Members: Pierre Marc Johnson, Chair
Roman Doroniuk
W. Brett Ingersoll

COMPENSATION OF CERTAIN EXECUTIVE OFFICERS

The following summary compensation table presents certain compensation information for Rupert Duchesne, the CEO of Aeroplan, Pierre Duhamel, the Executive Vice President and Chief Financial Officer of Aeroplan since June 5, 2006, M. Robert Peterson, the Executive Vice President, Finance and Chief Financial Officer of Aeroplan until June 30, 2006 and the three next most highly compensated executive officers (**Named Executive Officers**) of Aeroplan as at December 31, 2006.

		Annual Compensation			Long-term Compensation			
					Awards		Payouts	
					Securities Under Options/Units Granted (#)			
Name and Principal Position	Year	Salary [4] ($)	Bonus [5][a] ($)	Other Annual Compensation [6][a] ($)	Options [7][a][b]	Units of the Fund [8][a][b]	Long-Term Incentive Plan Payouts [9][a][c] ($)	All Other Compensation [10][c][g] ($)
Rupert Duchesne President and Chief Executive Officer	2006	436,004	436,004	54,868[d]	-	30,793	549,263	59,901
	2005	332,474	300,000	-	-	160,000	361,650[b]	20,784[a]
	2004	266,625[a]	131,625	-	75,000	-	-	5,562[b]
Pierre Duhamel, Executive Vice President and Chief Financial Officer[1]	2006	186,859[b]	112,115[c]	-	-	43,267[c]	-	18,529
M. Robert Peterson Executive Vice President, Finance and Chief Financial Officer[2]	2006	192,720[b]	57,816[c]	65,731[c]	-	-	$146,112[d]	241,036[d]
	2005	386,154	170,558[b]	100,000[b]	-	75,000	168,081[b]	13,030[a]
	2004	391,050[a]	-	-	50,000	-	-	8,690[b]
Rob Shields Vice President, Partnerships[3]	2006	239,179	164,077[d]	-	-	9,238	98,861	26,377
	2005	160,986[b]	35,831[c]	-	-	28,800	65,097[b]	60,042[f]
	2004	-	-	-	-	-	-	-
Liz Graham Vice President, Operations	2006	193,088	115,853	-	-	6,736	126,150	19,463
	2005	171,673	61,250	-	-	36,750	83,067[b]	5,228
	2004	167,603[a]	58,661	-	-	-	-	3,890[b]
Marc Trudeau Vice President, Strategy and Business Development	2006	185,613	111,368	-	-	6,736	96,120	24,715[c]
	2005	165,070	61,250	-	-	28,000	63,289	-
	2004	153,928	50,027	-	-	-	-	-

(1) Pierre Duhamel became Executive Vice President and Chief Financial Officer of Aeroplan on June 5, 2006. His total compensation reported for 2006 relates to the period from June 5, 2006 to December 31, 2006 and represents approximately seven months of employment.

(2) M. Robert Peterson became Executive Vice President, Finance and Chief Financial Officer of Aeroplan on September 1, 2005 and left his functions upon his retirement on June 30, 2006. M. Robert Peterson's total compensation reported for 2006 relates to the period from January 1, 2006 to June 30, 2006, representing six months of employment. Until September 1, 2005, M. Robert Peterson was Executive Vice President and Chief Financial Officer of ACE Aviation. As a result, M. Robert Peterson's total compensation reported in this table for 2004 and for the period from January 1, 2005 to September 1, 2005 relates to his previous position at ACE Aviation.

(3) Rob Shields joined Aeroplan on May 2, 2005. His total compensation reported in this table for 2005 relates to the period from May 2, 2005 to December 31, 2005 and represents approximately eight months of employment.

(4) (a) The amounts in this column for 2004 reflect reductions to the base salaries of the relevant Named Executive Officers during fiscal year 2004 by ACE Aviation. In accordance with ACE Aviation's 2004 management salary reduction program, the base salary for Rupert Duchesne, M. Robert Peterson and Liz Graham was reduced by 2.5% in July 2004.

(b) The amount in this column for Pierre Duhamel in 2006 represents seven months of earnings. On an annualized basis, Pierre Duhamel's base salary for 2006 would have been $325,000. The amount in this column for M. Robert Peterson in 2006 represents six months of

earnings. On an annualized basis, M. Robert Peterson's base salary for 2006 would have been $386,100. M. Robert Peterson received six months of salary continuance pursuant to his retirement agreement which amount is reported in this table under the "All Other Compensation" column. The amount in this column for Rob Shields in 2005 represents approximately eight months of earnings. On an annualized basis, Rob Shields' base salary for 2005 would have been $240,000.

(5) (a) The amounts in this column are reported in the fiscal year in which they were earned, although these amounts were paid in the following year. Consequently, the performance pay indicated in this column as earned in 2006 will be paid to the Named Executive Officers at the end of February 2007.

(b) In addition to an award under Aeroplan's Annual Performance Incentive Plan (**Annual Performance Incentive Plan**), M. Robert Peterson also received, in 2005, amounts from the following two programs of ACE Aviation: (i) the Annual Incentive Plan, and (ii) the Profit Sharing and Sharing Our Success Plan. The bonus award stated herein reflects the aggregate of all three plans.

(c) Pierre Duhamel's bonus for 2006 is based on seven months of service, and M. Robert Peterson's bonus for 2006 is based on six months of service.

(d) Rob Shields' bonus for 2006 is composed of two parts: $95,672 under the Annual Performance Incentive Plan and $68,405 under Aeroplan's Sales Incentive Plan (**Sales Incentive Plan**).

(e) Rob Shields' bonus for 2005 is based on approximately eight months of service and composed of two parts: $32,000 under the Annual Performance Incentive Plan and $3,831 under the Sales Incentive Plan.

(6) (a) Where no amount is indicated for a given year, the aggregate amount of perquisites and other personal benefits, securities or property received by a Named Executive Officer is less than $50,000 and 10% of such Named Executive Officer's total annual salary and bonus for that year.

(b) The amount in this column in 2005 for M. Robert Peterson represents a special award from ACE Aviation of $100,000 in recognition of his contribution to the Fund's initial public offering on June 29, 2005.

(c) Company car expenses for M. Robert Peterson totaled $60,451, thus representing more than 25% of the total value of perquisites awarded to M. Robert Peterson in 2006.

(d) Company car expenses for Rupert Duchesne totaled $36,803, thus representing more than 25% of the total value of perquisites awarded to Rupert Duchesne in 2006.

(7) (a) The stock option grants in this column represent options to purchase common shares of ACE Aviation under a stock option plan of ACE Aviation. All expenses related to such grants in 2004 were borne by ACE Aviation.

(b) The stock options granted prior to September 30, 2004 were cancelled without compensation upon emergence of Air Canada from creditor protection under the *Companies' Creditors Arrangement Act* (CCAA).

(8) (a) The amounts in this column in 2005 represent grants of units of the Fund (both time-based and performance-based) under the Initial Long-Term Incentive Plan of Aeroplan (**Initial LTIP**) in connection with the Fund's initial public offering on June 29, 2005. M. Robert Peterson's grant was made in connection with his appointment as Executive Vice President, Finance and Chief Financial Officer of Aeroplan on September 1, 2005.

(b) The amounts in this column for 2006 represent grants of units of the Fund under the Ongoing Long-Term Incentive Plan of Aeroplan (**Ongoing LTIP**).

(c) The units of the Fund awarded to Pierre Duhamel were made up of: 8,267 units of the Fund awarded pursuant to the Ongoing LTIP and a signing award of 35,000 units of the Fund granted pursuant to the talent attraction program (**Talent Attraction Program**) established under Aeroplan's Omnibus Compensation & Incentive Plan (**Omnibus Plan**).

(9) (a) On March 28, 2006, the Human Resources and Compensation Committee approved the vesting of one-third of the performance-based units of the Fund granted under the Initial LTIP, such vested performance-based units representing one-sixth of all units of the Fund granted under the Initial LTIP. The amounts shown in this column for 2005 represent the value of the vested units, calculated on the basis of: (i) $13.40 (this being the closing price of the units of the Fund on the Toronto Stock Exchange on March 27, 2006); plus (ii) the number of units of the Fund purchased with monies accrued to the participants, on a monthly basis, on distributions on their vested units over the period of July 2005 to March 28, 2006. In the case of M. Robert Peterson, the units of the Fund purchased with the monies accrued from monthly distributions was calculated over the period of September 2005 to March 28, 2006.

(b) Please note that the 2005 figures reported in this column for Rupert Duchesne, M. Robert Peterson, Rob Shields and Liz Graham are different than the 2005 figures reported for such individuals in Aeroplan's proxy circular dated March 28, 2006 relating to the financial year ended December 31, 2005. On March 28, 2006, the value of units of the Fund purchased with monies received from distributions on units granted under the Initial LTIP since the plan's inception was not available. Therefore, an estimate was made to determine the value of units of the Fund purchased with such monies. The 2005 figures reported in this column for Rupert Duchesne, M. Robert Peterson, Rob Shields and Liz Graham have been adjusted to reflect the actual value of units of the Fund purchased with the monies received from distributions on vested units granted under the Initial LTIP.

(c) On February 7, 2007, the Human Resources and Compensation Committee approved the vesting of an additional one-third of the performance-based units of the Fund granted under the Initial LTIP, such vested performance-based units representing one-sixth of all units of the Fund granted under the Initial LTIP. The amounts shown in this column for 2006 represent the value of the vested units, calculated on the basis of: (i) $19.03 (this being the closing price of the units of the Fund on the Toronto Stock Exchange on February 6, 2007), plus (ii) the number of units of the Fund purchased with monies accrued to the participants, on a monthly basis, on distributions on their vested units over the period of July 2005 to December 2006.

(d) The amount in this column in 2006 for M. Robert Peterson represents the value of '0,416 time-based units granted under the Initial LTIP which vested on June 30, 2006, calculated on the basis of: (i) $13.42 (this being the closing price of the units of the Fund on the Toronto Stock Exchange on June 29, 2006), plus (ii) the number of units of the Fund purchased with monies accrued to M. Robert Peterson, on a monthly basis, on distributions on his vested units over the period of period of September 1, 2005 to June 30, 2006.

(10) (a) The amounts in this column for 2005 include $487 for Rupert Duchesne and $761 for M. Robert Peterson as final settlement of a claim that was filed on their behalf as part of the restructuring process of Air Canada in respect of lost wages, holidays, vacation and foregone Employee Share Ownership Plan company matches for 2002 and 2003. The settlement was in the form of shares of ACE Aviation which were immediately sold on the open market at $39.80 per share.

(b) The amounts in this column for 2004 represent shares of ACE Aviation received by the employees of Air Canada pursuant to settlement of the non-union claim that was filed on behalf of the relevant Named Executive Officers (and all other employees) in connection with Air Canada's emergence from the CCAA proceedings and was based on lost wage, holidays, vacation and foregone Employee Share Ownership Plan company matches for 2002 and 2003. Settlement, upon emergence, was in the form of shares of ACE Aviation, valued at $20.00 per share.

(c) Both Aeroplan's Defined Contribution Plan and SERP were implemented as of July 1 2005. As relevant, in financial years 2004 and 2005, the Named Executive Officers participated in Aeroplan's Group RRSP and deferred profit sharing plan (**DPSP**), except for Liz Graham and Rupert Duchesne, who participated in Air Canada's executive pension plan until their compensation-related obligations were transferred to Aeroplan. M. Robert Peterson also participated in Air Canada's executive pension plan until his appointment with Aeroplan on September 1, 2005. As at July 1, 2005, participation in Aeroplan's Group RRSP and DPSP was terminated and the benefits accruing thereunder in respect of each Named Executive Officer then under the employment of Aeroplan were transferred to the Defined Contribution Plan and SERP.

For the definition of "SERP" and for further details on pension plan provisions, please refer to the section of this circular "Compensation of Certain Executive Officers – Pension Plan".

(d) On June 13, 2006, M. Robert Peterson entered into a retirement agreement with Aeroplan. Consequently, the amount in this column for M. Robert Peterson in 2006 includes: (i) six months of salary continuance for the period of July 1, 2006 to December 31, 2006 ($192,720); and (ii) pension benefits, the cost of which to Aeroplan is indicated in the table situated under footnote (10)(g) hereof.

(e) The amount in this column for Marc Trudeau in 2006 includes: (i) $6,373 as compensation for a shortfall in his employer pension contribution with the introduction in 2005 of the Defined Contribution Plan/SERP; and (ii) pension benefits, the cost of which to Aeroplan is indicated in the table situated under footnote (10)(g) hereof.

(f) The amount in this column for Rob Shields in 2005 includes: (i) a signing bonus of $48,000; and (ii) the aggregate employer contribution to the DPSP and to the Defined Contribution/SERP, in the amount of $12,042.

(g) The following is a summary of 2006 employer pension contributions:

Named Executive Officer	**Defined Contribution Plan ($)**	**SERP ($)**
Rupert Duchesne	9,500	46,401
Pierre Duhamel	9,500	9,029
M. Robert Peterson	9,500	38,816
Rob Shields	9,500	16,877
Liz Graham	9,500	9,963
Marc Trudeau	9,500	8,842

Aggregate compensation

The aggregate cash compensation paid during financial year 2006 by Aeroplan to the twelve (12) full-time officers it employed either throughout or during a portion of the financial year ended December 31, 2006 was $3,462,598. The aggregate value of perquisites and other personal benefits, securities or property received by the said twelve officers of Aeroplan in respect of the financial year ended December 31, 2006 does not exceed 10% of $3,462,598. As at the end of financial year 2006, there were nine full-time officers in function.

LTIP—Awards During the Most Recently Completed Financial Year

The Named Executive Officers in respect of the financial year ended December 31, 2006 benefited from grants of performance-based units of the Fund under the Ongoing LTIP and time-based and performance-based units of the Fund under the Talent Attraction Program of the Omnibus Plan to the extent indicated in the following tables.

Ongoing LTIP

Name	Securities, Units or Other Rights (#)	Performance or Other Period Until Maturation or Payout [1]	Estimated Future Payouts Under Non-Securities-Price-Based Plans		
			Threshold (#)[2]	Target (#)	Maximum (#)[3]
Rupert Duchesne	30,793	March 1, 2009	24,634	30,793	30,793
Pierre Duhamel[4]	8,267	March 1, 2009	6,614	8,267	8,267
Rob Shields	9,238	March 1, 2009	7,390	9,238	9,238
Liz Graham	6,736	March 1, 2009	5,389	6,736	6,736
Marc Trudeau	6,736	March 1, 2009	5,389	6,736	6,736

(1) The date of March 1, 2009 is only a projection of when the Human Resources and Compensation Committee will meet to determine vesting of units of the Fund granted as stated hereunder.

(2) Units of the Fund granted during 2006 under the Ongoing LTIP will vest on or around March 1, 2009 if the performance criteria for the three-year performance cycle (January 1, 2006 to December 31, 2008) is met, as measured against aggregate targeted distributable cash per unit. Such units of the Fund shall vest if at least 80% of the distributable cash target is satisfied. The number of units of the Fund that vest will be proportionate to the target level achieved and range from a minimum of 80% to 100% of the units of the Fund granted.

(3) Payout cannot be higher than 100% of the units of the Fund granted.

(4) Pierre Duhamel's grant was *pro-rated* to reflect seven months of service in 2006 (from June 5, 2006 to December 31, 2006).

Omnibus Compensation & Incentive Plan (Talent Attraction Program)

Name	Securities, Units or Other Rights (#)	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Securities-Price-Based Plans		
			Threshold (#)	Target (#)	Maximum (#)
Pierre Duhamel	35,000	May 5, 2009[1]	35,000	35,000	35,000

(1) Under the Talent Attraction Program of the Omnibus Plan, grants vest upon the completion of both time-based and performance-based vesting conditions over a 35-month cycle.

Please refer to the sections of this circular: "Compensation of Certain Executive Officers – Executive Employment Contracts and Termination of Employment" and "Compensation of Certain Executive Officers – Report on Executive Compensation by the Human Resources and Compensation Committee – Executive Compensation Programs in 2006 – Total Rewards Mix - Equity Based Incentive Plans" for further details on awards and plan provisions related to the Ongoing LTIP and the Talent Attraction Program of the Omnibus Plan.

ACE Aviation Holdings Inc. Option Grants During the Most Recently Completed Financial Year

The Named Executive Officers do not benefit from a stock option plan with Aeroplan. On October 3, 2004, Rupert Duchesne and M. Robert Peterson were granted options to purchase shares of ACE Aviation upon emergence by Air Canada from creditor protection under the CCAA, but there have been no further grants to either of the two Named Executive Officers thereafter. All expenses related to such grants in 2004 were borne by ACE Aviation.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Value

The following table details the aggregated exercises of options to purchase shares of ACE Aviation by Rupert Duchesne and M. Robert Peterson during the financial year ended December 31, 2006 and the option values as at December 31, 2006.

Name	Securities Acquired on Exercise	Aggregate Value Realized	Exercisable/Unexercisable Options as at December 31, 2006		Value of Exercisable/Unexercisable in-the-Money Options as at December 31, 2006[1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Rupert Duchesne	10,028	$119,289	10,028	50,138	$189,830	$949,112
M. Robert Peterson	6,685	$92,912	6,685	33,426	$126,547	$637,754

(1) Based on the closing price ($37.63) of the Class B voting shares of ACE Aviation on the Toronto Stock Exchange on December 31, 2006.

Pension Plan

The executive officers of Aeroplan participate in Aeroplan's Defined Contribution Plan, registered under the *Income Tax Act* (Canada) (**ITA**) and Québec pension plan legislation. Members contribute to the plan, by payroll deduction, 7.5% of earnings, up to the limit prescribed under the ITA. Aeroplan contributes to each member's account 100% of such member's contributions. The executive officers also participate in the SERP for contributions exceeding the limit prescribed by the ITA for the Defined Contribution Plan, equal to 15% of the member's excess pensionable earnings.

Executive Employment Contracts and Termination of Employment

Each of the Named Executive Officers benefits from employment agreements with Aeroplan which provide for the following elements of pay: (i) base salary, (ii) short-term variable compensation, (iii) medium and long-term equity-based incentive plans, (iv) perquisites, and (v) benefits.

The annualized base salary of each of the Named Executive Officers under their respective employment agreements, presented in order of size, is as follows:

Named Executive Officer	Base Salary for Financial Year 2006
Rupert Duchesne	450,000[1]
M. Robert Peterson	386,100
Pierre Duhamel	325,000
Rob Shields	240,000
Liz Graham	200,000[1]
Marc Trudeau	190,000[1]

(1) The base salaries shown in this column include increases effective on April 1, 2006.

Each of the Named Executive Officers benefit from Aeroplan's short-term variable compensation program by way of participation in the Annual Performance Incentive Plan. Rob Shields participates in both Aeroplan's Sales Incentive Plan and Annual Performance Incentive Plan by virtue of the terms of his employment contract. Target payout for a participant in the Sales Incentive Plan is 20% of basic annual salary. Because Rob Shields participates in both such plans, however, his target payout under the Annual Performance Incentive Plan is reduced to 20% of basic annual salary, as opposed to 30% for other executive officers of Aeroplan.

Aeroplan's medium-term equity-based incentive plan is the Initial LTIP and its long-term incentive plans are the Ongoing LTIP and the Omnibus Plan. The employment agreements of each of the Named Executive Officers provides for their participation in the Initial LTIP, with the exception of the employment agreement of Pierre Duhamel. However, Pierre Duhamel's employment contract provides for a one-time grant of 35,000 units of the Fund at his date of hire, being June 5, 2006, under the terms of the Talent Attraction Program of the Omnibus Plan. Such units of the Fund vest upon satisfaction of both time-based and performance-based conditions over a 35-month period from date of grant. The employment agreements of each of the Named Executive Officers provides for their participation in the Ongoing LTIP, except for the employment agreement of M. Robert Peterson.

All of the Named Executive Officers benefit from severance arrangements upon termination without cause by Aeroplan. With the exception of the employment agreement of Rupert Duchesne, each employment agreement provides that if the employment of the Named Executive Officer is terminated without cause, the individual is entitled to severance equal to 12 months of base salary, or the severance amounts aligned to years of service according to the policies of Aeroplan or ACE Aviation in place at time of termination. Furthermore, the employment agreements of each of the Named Executive Officers, including that of Rupert Duchesne, provide that the Named Executive Officers continue to receive basic health, dental and life insurance benefits, as well as use of an annual spending perquisites allowance, covering items such as certain professional services, supplementary insurances, executive medical services, and company car expenses, with certain exceptions, for one year following his or her termination without cause. Rupert Duchesne's employment agreement provides that if his employment is terminated by Aeroplan without cause, he is entitled to a lump sum severance payment equal to 24 months of his base salary, and he will continue to be entitled to the benefits and perquisites, as described above for the other Named Executive Officers, for 24 months following his termination without cause.

M. Robert Peterson ceased to be Executive Vice President, Finance and Chief Financial Officer of Aeroplan on June 30, 2006 upon his retirement. M. Robert Peterson's retirement agreement, entered into on June 13, 2006, provides for the following terms of departure from Aeroplan:

- Salary continuation representing eighteen months of basic monthly salary, or $579,150, payable in installments with the last installment to be paid on December 31, 2007, representing a value of $192,720 paid in 2006;

- 29,166 time-based units of the Fund, granted in 2005 under the terms of the Initial LTIP, of which 10,416 units of the Fund vested on June 30, 2006 and the remaining 18,750 units of the Fund will vest on December 31, 2007. The other 33,334 units of the Fund he received under the Initial LTIP were forfeited.

- Continuation of certain employment benefits from the date of M. Robert Peterson's retirement until December 31, 2007, including pension and basic health, dental and life insurance benefits, as well as use of an annual spending perquisites allowance for a health care spending account, car expenses, and certain professional services.

- The following is a table of employer contributions to be made to the Defined Contribution Plan and SERP on behalf of M. Robert Peterson for the period of July 1, 2006 to December 31, 2007:

Period	Defined Contribution Plan	SERP
July 1, 2006 to December 31, 2006	$0	$29,007
January 1, 2007 to December 31, 2007	$10,000	$37,915

Please refer to the section of this circular "Compensation of Certain Executive Officers – Report on Executive Compensation by the Human Resources and Compensation Committee - Executive Compensation Programs in 2006 – Total Rewards Mix" for a description of the elements of pay mentioned above.

Report on Executive Compensation by the Human Resources and Compensation Committee

Aeroplan's executive compensation program is designed to attract, retain and motivate the critical talent required to ensure Aeroplan's growth plans are fuelled by the highly developed skills and leadership behaviour of individuals keenly motivated to drive such effort.

A core tenet of the executive compensation approach is to ensure there are appropriate and explicit linkages between the reward targets of enterprise leaders and the interests of all unitholders. This underlying principle is achieved through a range of equity-based incentive compensation programs. Furthermore, Aeroplan's compensation program is structured to ensure that significant variable (at risk) components exist in the total rewards mix so that our quest for innovative and well-designed risk-taking behaviour across all leadership dimensions is advanced.

The Human Resources and Compensation Committee benefits from regular input from independent compensation advisors and is actively engaged with the management of Aeroplan in defining and validating the direction and achievements of executive management throughout the annual performance cycle. In 2006, the services of Perrault Consulting Inc. were engaged to support the work of the Human Resources and Compensation Committee.

This report provides an overview of the work of the Human Resources and Compensation Committee in two parts: (i) the first part outlines the critical matters reviewed and managed by the Human Resources and Compensation Committee during the course of its meetings held in 2006; and (ii) the second part provides a detailed description of the executive compensation programs implemented by Aeroplan during 2006.

Focus Areas for the Human Resources and Compensation Committee in 2006

The Human Resources and Compensation Committee was established on February 6, 2006 and met five (5) times during financial year 2006. Time is set aside at each regularly scheduled meeting of the Human Resources and Compensation Committee for members to meet without the presence of Aeroplan's management.

The critical matters over which the Human Resources and Compensation Committee deliberated during the course of financial year 2006 are as follows:

(a) The review, approval and amendments to equity-based incentive compensation programs and accompanying plan texts.

(b) The review and approval of terms and awards for all performance-based compensation programs.

(c) Adjustments to the base salaries of key members of Aeroplan's executive management team, including the CEO, to ensure they correspond with external comparator benchmarks and reflect internal equity considerations.

(d) The resignation and appointment of officers and the terms of such occurrences, with a view to determine and validate organizational impact and to ensure such terms align with both external comparator benchmarks and reflect internal equity considerations.

(e) The review of, and amendments to, core management compensation programs including base salary compensation structure, the Annual Performance Incentive Plan, and the introduction of an annual merit increase program.

(f) Ongoing review of organizational capabilities through evaluation with Aeroplan management of achievements against performance expectations for critical members of Aeroplan's executive management team, as well as achievements against the overall performance of the enterprise.

Executive Compensation Programs in 2006

Strategic Compensation Principles

Aeroplan's executive compensation philosophy is based on driving leadership behaviour in support of:

- Excellence in designing and delivering value to critical stakeholders, including unitholders, program members, commercial partners, and employees;
- Innovation and appropriate risk-taking behaviour in driving enterprise growth and demonstrating thought-leadership for the industry;
- Meeting and exceeding short-term objectives while driving strategies that will nurture long-term growth.

Total Rewards Mix

In support of the principles mentioned above, Aeroplan's executive compensation program is made up of five components: (i) base salary, (ii) short-term variable compensation, (iii) medium and long-term equity-based incentive plans, (iv) perquisites, and (v) benefits.

These five components are compared against an external benchmark consisting of total compensation data of a comparator group of twenty-eight companies recommended by an external firm of consultants in the compensation and benefits practice area. The external benchmark was established through a review of public disclosure documents, validated by the compensation and benefits consulting firm, and approved by Aeroplan's Board of Directors.

The twenty-eight companies were chosen by the compensation and benefits consulting firm on the basis of business and structural attributes that are comparable to those of Aeroplan in respect of: (i) average market capitalization; (ii) average annual revenues; (iii) average annual earnings before interest, taxes, depreciation and amortization (**EBITDA**); (iv) industrial sector, being that of marketing, communications, and media; and (v) corporate structure, being that of income trusts. Total compensation amounts payable for Aeroplan for the 2006 financial year were determined in light of Aeroplan's own performance against the said metrics of the comparator group.

Base Salary

The Human Resources and Compensation Committee's approach to base salaries in financial year 2006 has been to provide base compensation levels comparable to the median of base salaries of equivalent roles with equivalent scope's of responsibility in Aeroplan's comparator group. As further described in the section of this circular "Compensation of Certain Executive Officers – Report on Executive Compensation by the Human Resources and Compensation Committee – Executive Compensation Programs in 2006 – President and Chief Executive Officer Compensation", the CEO's base salary is also positioned against the median of base salaries in the comparator group.

Short Term Incentive : Annual Performance Incentive Plan

The Annual Performance Incentive Plan is Aeroplan's short term incentive program and is one expression of our focus on performance-based compensation aiming at ensuring a tangible link between individual efforts and corporate achievements. During financial year 2006, the Annual Performance Incentive Plan was amended to ensure explicit corporate achievements were quantitatively defined and to ensure a closer alignment between significant individual efforts and overall enterprise achievement.

The Annual Performance Incentive Plan provides executive officers of Aeroplan with an opportunity for significant variable (at risk) performance-based compensation and is designed to build and maintain a performance-driven culture through appropriate structures, metrics and managerial disciplines.

For each of the Named Executive Officers, including the CEO, the Annual Performance Incentive Plan is structured to quantify the relative value of two dimensions of performance: (i) individual, and (ii) corporate. Corporate level pay-out is tied to the achievement of annual targets for: (i) operating income, and (ii) annual earnings before interest, taxes, depreciation and amortization, adjusted for certain factors particular to Aeroplan's business, such as changes in deferred revenue and future redemption costs (**Adjusted EBITDA**), weighted at 50% each. Such corporate targets are set by the Board of Directors annually. The Annual Performance Incentive Plan formula is as follows: Incentive Award = I x C, where "I" represents individual contributions, and "C" represents corporate performance. The CEO and each Named Executive Officer meet annually to determine the individual objectives that underlie the individual component of the Annual Performance Incentive Plan formula for such Named Executive Officer. An individual's contribution can range from 0 to 200% of the target performance as determined upon the satisfaction of individual objectives. As a result, the annual performance evaluation of an individual against his or her performance objectives can impact such person's short-term incentive award payout from 0 to 200% of target payment. Under the Annual Performance Incentive Plan, the CEO may be awarded a short-term incentive of 50% to 100% of base salary, and each of the other Named Executive Officers may be awarded between 30% to 60% of base salary (other than Rob Shields whose target payment under the Annual Performance Incentive Plan is between 20% to 40% as a result of his participation in the Sales Incentive Plan).

For the financial year ended December 31, 2006, the corporate-level targets set by the Board of Directors were met, and each of the Named Executive Officers met or exceeded performance objectives set for them individually and in respect of the division under their respective leadership. With the exception of M. Robert Peterson whose bonus for 2006 under the Annual Performance Incentive Plan was computed on an individual performance factor of 100%, each of the Named Executive Officers was awarded a bonus in 2006 under the Annual Performance Incentive Plan on the basis of an individual performance factor of 200%.

Sales Incentive Plan

Rob Shields participates in both Aeroplan's Sales Incentive Plan and Annual Performance Incentive Plan by virtue of the terms of his employment agreement. Individual sales-based performance thresholds under the Sales Incentive Plan are established annually to reflect annual gross billings revenue targets of the enterprise. Corporate performance targets are the same as those established under the Annual Performance Incentive Plan.

Equity-Based Incentive Plans

An important element in the total rewards mix is the opportunity for executive officers to participate directly in the successful delivery of value to Aeroplan's unitholders. This objective in financial year 2006 was carried out by virtue of the following three (3) equity-based incentive plans:

- Initial Long-Term Incentive Plan,
- Ongoing Long-Term Incentive Plan, and
- Omnibus Compensation and Incentive Plan.

Initial Long-Term Incentive Plan

The Initial LTIP is Aeroplan's medium-term incentive program and was implemented at the time of the Fund's initial public offering on June 29, 2005 to provide key executives, managers, and directors of Aeroplan with incentive compensation, primarily in the form of a one-time special award in recognition of such persons' efforts in bringing the Fund to market. ACE Aviation transferred approximately 500,000 units of the Fund to a trustee for use under the Initial LTIP further to an exchange by ACE Aviation of its limited partnership units of Aeroplan LP and shares of Aeroplan GP into units of the Fund, all pursuant to the Investor Liquidity Agreement. The Initial LTIP will terminate in June 2008 once all units of the Fund have been vested or forfeited.

In connection with the Initial LTIP, the said trustee holds the units of the Fund until such time as ownership vests to each participant. The number of units of the Fund granted to each participant under the Initial LTIP is divided, in

equal proportions, between time-based and performance-based units of the Fund. All of the time-based units of the Fund will vest in June 2008. A component of the performance-based units (one sixth of the total grant of units of the Fund) vest annually if distributable cash targets established by the Board of Directors for each applicable calendar year (2005, 2006, 2007) are met. If the performance-based vesting conditions are not met for a given performance period, the participant may catch up in any of the following years, on a cumulative basis, if corporate performance targets are met in subsequent years. At the end of the vesting period, additional units of the Fund purchased by the trustee with the distributions accrued on the units of the Fund during the vesting period vest in the same manner as do the units of the Fund initially granted thereunder.

On March 28, 2006, in connection with corporate performance for 2005, upon recommendation of the Human Resources and Compensation Committee, the Board of Directors approved the vesting of one-third of the performance-based units of the Fund granted under the Initial LTIP.

On February 7, 2007, in connection with corporate performance for 2006, the vesting of the next one-third of the performance-based units of the Fund was similarly recommended by the Human Resources and Compensation Committee and approved by the Board of Directors.

Unvested units of the Fund held by the trustee on behalf of an Initial LTIP participant are forfeited if the participant resigns or is terminated for cause prior to the applicable vesting date. If a participant is terminated without cause, his or her unvested time-based units vest on a *pro-rata* basis. In financial year 2006, a total of 103,317 units of the Fund were forfeited.

Please refer to the sections of this circular: "Compensation of Certain Executive Officers" and "Compensation of Certain Executive Officers – Executive Employment Contracts and Termination of Employment" for further details on payouts to relevant Named Executive Officers under the Initial LTIP.

Ongoing Long-Term Incentive Plan

The Ongoing LTIP is one of Aeroplan's long-term incentive programs. The purpose of the Ongoing LTIP is to provide eligible participants with incentive compensation that enhances Aeroplan's ability to attract, retain and motivate the key contributors to Aeroplan's long-term business success and to reward officers and other critical employees for significant performance that results in Aeroplan LP exceeding its specified performance targets.

In 2006, upon recommendation of the Human Resources and Compensation Committee, the Board of Directors approved amendments to the Ongoing LTIP in order to be able to provide for annual grants of units of the Fund to participating members of Aeroplan's executive management team and other members of the management group. Under the Ongoing LTIP, a trustee purchases units of the Fund at the time of the grant on the secondary market and at the expense of Aeroplan LP. The trustee holds the units of the Fund until such time as ownership vests to each participant. At the time of vesting, participants receive the units of the Fund underlying the grants they received.

The dollar value of the number of units of the Fund granted to each participant is derived as a percentage of base salary of the participant and is included in the total compensation benchmark analysis to ensure alignment to median total compensation of Aeroplan's comparator group. Contrary to the Initial LTIP where a component of the performance-based units of the Fund granted vest annually if distributable cash targets are met in respect of each applicable calendar year of the three-year performance cycle and where a participant may catch up in any of the following years if the performance-based vesting conditions are not met for a given performance period, each annual grant of units of the Fund under the Ongoing LTIP vests upon the successful achievement of specific corporate performance objectives over a three-year performance cycle. Distributions declared by the Fund on any units of the Fund granted under the Ongoing LTIP may, at Aeroplan's discretion, be used to purchase additional units of the Fund which vest concurrently and proportionately with the units of the Fund initially granted.

The first grants under the Ongoing LTIP were awarded on November 8, 2006 for the three-year performance cycle commencing January 1, 2006 and ending December 31, 2008, in the total amount of 88,357 units of the Fund and were awarded to sixteen plan participants. These grants are subject to the satisfaction of the following performance vesting conditions:

- if Aeroplan LP met 80% or more of its distributable cash target established for a given three-year performance cycle, an equivalent percentage (up to a maximum of 100%) of the units of the Fund credited to the employee with respect to such performance cycle shall vest; or

- if Aeroplan LP met less than 80% of its distributable cash target established for a given three-year performance cycle, none of the units of the Fund credited to the employee with respect to such performance cycle shall vest and all such units of the Fund shall be forfeited and cancelled.

The determination by the Board of Directors as to whether the Aeroplan LP met its distributable cash target set forth for a given three-year performance cycle shall be made on an annual basis, on or about March 1 of each year and shall be determined in respect of the financial performance of Aeroplan LP for the three-year performance cycle terminating at the end of the preceding financial year. This determination shall be made on or about March 1, 2009 for the 2006 to 2008 performance cycle.

Please refer to the sections of this circular: "Compensation of Certain Executive Officers" and "Compensation of Certain Executive Officers – LTIP Awards During the Most Recently Completed Financial Year" for further details on awards and payouts to the Named Executive Officers under the Ongoing LTIP.

Omnibus Compensation & Incentive Plan

The Omnibus Plan is Aeroplan's second long-term incentive program. The purpose of the Omnibus Plan is to: (i) provide incentive compensation to attract, retain, and motivate eligible executive officers and employees (including prospective executives and employees) who perform services for Aeroplan; (ii) compensate such executive officers and employees for their contribution to the long-term financial performance of Aeroplan; (iii) contribute to providing such executive officers and employees with a total compensation package that is comparable to industry practice; and (iv) assist Aeroplan in attracting and retaining key executives and employees.

Upon completion of the initial public offering of Aeroplan on June 29, 2005, the Board of Directors approved the establishment of a pool of approximately 1,250,000 units of the Fund to be issued from the Fund's treasury, pursuant to which units of the Fund could, at the expense of Aeroplan LP, be applied as incentive compensation to key executives where deemed by the Board of Directors or the Human Resources and Compensation Committee to be in the best interests of Aeroplan and the Fund. In August 2006, upon recommendation by the Human Resources and Compensation Committee, the Board of Directors approved the implementation of the Omnibus Plan. However, contrary to what had been initially contemplated, it was decided not to issue units of the Fund from treasury but rather to purchase units of the Fund in a similar fashion to the grants made under the Ongoing LTIP.

Having regard to the strategies and budgets approved by the Board of Directors from time to time in respect of compensation and incentives for executive officers and employees of Aeroplan, various programs may be established under the Omnibus Plan. The terms and conditions of each such program are to be approved by the Human Resources and Compensation Committee. Two programs under the Omnibus Plan were established in 2006: a Talent Attraction Program and Talent Retention Program. Under the Talent Attraction Program, grants of units of the Fund vest upon completion of both time-based and performance-based vesting conditions over a 35-month cycle. The performance vesting condition is the achievement of established corporate targets for distributable cash, while the time-based vesting condition is employment with Aeroplan for the 35-month period. Under the Talent Retention Program, vesting is achieved only if the recipient remains in the employ of Aeroplan at the completion of the third calendar year after the year in which the award was made; consequently, only time-based units of the Fund are awarded under such program. In 2006, a total of 65,500 units of the Fund were awarded to seven participants under the Omnibus Plan.

Please refer to the sections of this circular: "Compensation of Certain Executive Officers" and "Compensation of Certain Executive Officers – LTIP Awards During the Most Recently Completed Financial Year" for further details on awards and payouts to relevant Named Executive Officers under the Talent Attraction Program of the Omnibus Plan.

Benefits

Group benefits and the executive pension plans are aligned with the median of Aeroplan's comparator group. Please refer to the section of this circular "Compensation of Certain Executive Officers – Pension Plan" for further details.

Perquisites

Perquisites are aligned with the median of Aeroplan's comparator group. The value of the Aeroplan executive perquisites program is defined as an annual perquisites package, established as 15% of base salary for the CEO and the Executive Vice President, Finance and Chief Financial Officer of Aeroplan, and 10% of base salary for all other Named Executive Officers. The Named Executive Officers determine the annual spending of their perquisites allowance against a specific menu of choices, comprising of the following: car lease and maintenance, buy-back option of car at expiry of the lease, paid annual parking at Trudeau Airport and Pearson Airport, financial counseling, club membership, payment of highest-end medical/dental plan premium, health care spending account, "Critical Advantage" insurance product providing additional health coverage, executive health check-up for the Named Executive Officer (compulsory) and for spouse (optional).

President and Chief Executive Officer Compensation

As described earlier, total compensation of the executive management team has been carefully reviewed against an external benchmark of twenty-eight companies whose business and structural attributes reflect the nature and demands on executive leadership of Aeroplan in general, and on the CEO in particular. The Human Resources and Compensation Committee applied the comparator group data, as well as considered the particular requirements and challenges for the CEO in financial year 2006, in determining the CEO's total compensation package for 2006 and established the CEO's base salary as against the median of such comparator group.

The CEO's performance objectives for financial year 2006 were determined to be the achievement of specific corporate targets on the following key business metrics: (i) operating income, and (ii) Adjusted EBITDA, weighted at 50% each. Such targets are established for annual and rolling three-year business cycles. In addition, specific enterprise development objectives were established and integrated into these two corporate performance metrics to establish the CEO's performance objectives for 2006. The enterprise development objectives included the enlargement of Aeroplan's commercial presence in key commercial partnership sectors, the ongoing development of rigorous public company reporting, governance processes, and practices, as well as the design of Aeroplan's long-term business blueprint for both organic and non-organic growth. The CEO's performance evaluation is measured as against these performance objectives on an ongoing basis and annually.

Under the Annual Performance Incentive Plan, corporate performance is also the primary focus of measurement for the CEO and is determined on the basis of annual targets for: (i) operating income, and (ii) Adjusted EBITDA, weighted at 50% each. As for all other executive officers, the individual performance component of the Annual Performance Incentive Plan provides the CEO the opportunity to realize an annual award payout ranging from 0 to 200% of target (please refer to the section of this circular "Compensation of Certain Executive Officers – Report on Executive Compensation by the Human Resources and Compensation Committee – Executive Compensation Programs in 2006 – Total Rewards Mix – Annual Performance Incentive Plan" for further details on the Annual Performance Incentive Plan).

For the financial year ended December 31, 2006, Aeroplan exceeded its corporate performance targets for both operating income and Adjusted EBITDA, as well as for other key operating metrics, including gross billings, revenue, and distributable cash. The CEO was critical to Aeroplan's ability to exceed all of the mentioned corporate targets for financial year 2006 as the CEO built and nurtured the corporate development plan and ensured that the appropriate control processes were well-maintained over the course of financial year 2006 so that the enterprise be positioned to achieve such success. The CEO's substantial contribution to these areas led the Human Resources and Compensation Committee to recommend to the Board of Directors that: (i) the CEO be awarded a bonus under the Annual Performance Incentive Plan in the amount of $436,004 for financial year 2006, computed on an individual performance factor of 200%, and that (ii) the CEO be awarded a grant of units of the Fund under the terms of the Ongoing LTIP.

Furthermore, since distributable cash targets for Aeroplan for financial year 2006 were exceeded, the Human Resources and Compensation Committee recommended to the Board of Directors that the component of performance-based units of the Fund granted to the CEO in 2005 pursuant to the Initial LTIP vest for the annual 2006 portion (noting that the vesting under the Initial LTIP awards may occur in each calendar year 2005, 2006, and 2007).

Please refer to the section of this circular "Compensation of Certain Executive Officers – LTIP Awards During the Most Recently Completed Financial Year" for further details on payouts to the CEO under the Initial LTIP and on awards to the CEO under the Ongoing LTIP.

The Chair of the Human Resources and Compensation Committee works closely with the Chairman of the Board of Directors in completing the final performance appraisal of the CEO. The Chairman submits the annual performance appraisal and accompanying recommendations for reward to the Human Resources and Compensation Committee for review and subsequent submission for approval to the Board of Directors

For the financial year ended December 31, 2006, the following recommendations on compensation for the CEO were submitted for review and subsequently approved by both the Human Resources and Compensation Committee and the Board of Directors:

- increase the CEO's base salary from $400,000 to $450,000,
- award the CEO a bonus under the Annual Performance Incentive Plan in the amount of $436,004,
- provide for the vesting of the 26,667 performance-based units of the Fund granted to the CEO in 2005 under the Initial LTIP (plus 2,196 units purchased with monies accrued on a monthly basis on distributions on such vested units, as per the requirements of the Initial LTIP plan text), and
- grant the CEO 30,793 units of the Fund for financial year 2006 under the Ongoing LTIP.

Please refer to the section of this circular "Compensation of Certain Executive Officers" for further details on the total compensation paid to the CEO for financial year 2006.

Submitted by the Human Resources and Compensation Committee

Members: *Joanne Ferstman, Chair*
Bernard Attali
Robert G. Warden

PERFORMANCE GRAPH

The following performance graph compares the total cumulative return of a $100 investment in the units of the Fund made on June 29, 2005, the date of the closing of the initial public offering of the Fund, with the cumulative return on the S&P/TSX Composite Index for the period beginning on June 29, 2005 and ended December 31, 2006.

Units of Aeroplan Income Fund
versus S&P/TSX Composite Index
June 29, 2005 to December 31, 2006


$150
$140
$130
$120
$110
$100
$90
Jun 29/05
Jul 29/05
Aug 31/05
Sep 30/05
Oct 31/05
Nov 30/05
Dec 30/05
Jan 31/06
Feb 28/06
Mar 31/06
Apr 28/06
May 31/06
Jun 30/06
Jul 31/06
Aug 31/06
Sep 29/06
Oct 31/06
Nov 30/06
Dec 29/06
S&P/TSX
Aeroplan

MATERIAL INTEREST OF INFORMED PERSONS IN TRANSACTIONS

Other than as set out below or described elsewhere in this circular, no director, trustee, senior officer or other insider, as applicable, of the Fund, the Trust or Aeroplan, nor any associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Fund's last financial year or in any proposed transaction that has materially affected or will materially affect the Fund, the Trust or Aeroplan or any of their subsidiaries.

Aeroplan is a party to the following material agreements with ACE Aviation or Air Canada, a subsidiary of ACE Aviation:

- an Amended and Restated Commercial Participation and Services Agreement dated June 9, 2004, as amended, including by the agreements dated May 13, 2005 and October 13, 2006 (**CPSA**);
- a Database Agreement dated May 13, 2005, effective January 1, 2002 (**Database Agreement**);
- an Amended and Restated Master Services Agreement dated May 13, 2005, effective January 1, 2005 (**MSA**);
- a General Services Agreement dated May 13, 2005, effective January 1, 2005 (**GSA**);
- Trademark License Agreements dated May 13, 2005 and November 23, 2006 (**Trademark License Agreements**);
- the lease agreements between Air Canada and Aeroplan in respect of Aeroplan's Vancouver and Toronto offices (**Real Estate Leases**);
- the acquisition agreement entered into between the predecessor of Aeroplan LP and Aeroplan LP pursuant to which such predecessor sold substantially all of its assets to Aeroplan LP in consideration for the issuance of 175,000,000 limited partnership units of Aeroplan LP, the issuance by Aeroplan LP of a promissory note and the assumption by Aeroplan LP of substantially all of the predecessor's liabilities (**Acquisition Agreement**);
- the subscription agreement entered into on the closing of the initial public offering of the Fund, between the Fund, the Trust, ACE Aviation, Aeroplan LP and Aeroplan GP pursuant to which the Trust subscribed for limited partnership units of Aeroplan LP representing the Trust's initial 12.5% interest in Aeroplan LP in consideration for the payment to Aeroplan LP of an amount equal to the gross proceeds received by the Trust from the initial public offering of the Fund (**Subscription Agreement**);
- the Investor Liquidity Agreement; and
- the Securityholders' Agreement.

For a description of such agreements, except for the Amendment to the CPSA dated October 13, 2006 and the Trademark License Agreement dated November 23, 2006 described below, please refer to the following sections in the Fund's Annual Information Form for the year ended December 31, 2005, which are incorporated by reference into this circular: "The Aeroplan Business – Long-Term Strategic Relationship with Air Canada" in respect of the CPSA, MSA, GSA and Trademark License Agreement; "The Aeroplan Business – Other – Facilities" in respect of the Real Estate Leases; "Acquisition, Liquidity and Securityholder Agreements – Acquisition Agreement" in respect of the Acquisition Agreement; "Acquisition, Liquidity and Securityholder Agreements – Subscription Agreement" in respect of the Subscription Agreement; "Acquisition, Liquidity and Securityholder Agreements – Investor Liquidity Agreement" in respect of the Investor Liquidity Agreement; and "Acquisition, Liquidity and Securityholder Agreements – Securityholders' Agreement" in respect of the Securityholders' Agreement.

Amendment to the CPSA dated October 13, 2006

In 2001, Air Canada established Aeroplan LP as a limited partnership wholly-owned by Air Canada. The Aeroplan loyalty program was previously a division of Air Canada. Under the CPSA between Air Canada and Aeroplan, Air Canada retained responsibility for the miles to be redeemed from accumulations of miles up to December 31, 2001. Aeroplan assumed responsibility for all miles issued beginning January 1, 2002. Pursuant to the October 13, 2006 amendment to the CPSA, Aeroplan and Air Canada agreed to revise Air Canada's obligation for the cost of air rewards related to the redemption of miles issued under the Aeroplan program and earned by members prior to January 1, 2002 from 103.4 billion miles to 112.4 billion miles.

Trademark License Agreement dated November 23, 2006

Aeroplan LP granted Air Canada a royalty-free, non-exclusive, non-sublicensable, non-assignable right to use certain trademarks registered by Aeroplan LP around the world which incorporate the Aeroplan LP name, and/or other trademarks, solely in association with the loyalty marketing program operated by Aeroplan, the management of Air Canada's tier program for frequent travelers and scheduled and charter air transportation services. The Trademark License Agreement dated November 23, 2006 can be terminated in the event the CPSA is terminated.

OTHER IMPORTANT INFORMATION

Trustees', Directors' and Officers' Liability Insurance

ACE Aviation has acquired and is maintaining trustees', directors' and officers' liability insurance for the benefit of its directors and officers and for the benefit of the trustees of the Fund, the directors of Aeroplan GP and the officers of Aeroplan. The coverage limit of such insurance is US$200,000,000 per claim and US$200,000,000 in the annual aggregate. The current policy is effective from October 1, 2006 to October 1, 2007 and protects the trustees, directors and officers for allegations of alleged "wrongful acts" in the conduct of their activities as trustees, directors and officers. In respect of the first US$175,000,000 of the limit of insurance afforded under this policy, "prior acts" coverage has been extended to the insureds. The premium for this period of insurance is US$2,094,842, of which $200,000CDN was paid by Aeroplan.

Aggregate Indebtedness of Directors and Officers

As at February 15, 2007, the Fund, the Trust, Aeroplan and ACE Aviation had not made any loan to officers, trustees, directors, employees or former officers, directors and employees of Aeroplan, the Fund or the Trust, as the case may be.

Mail service interruption

If there is a mail service interruption prior to a unitholder mailing a completed proxy to CIBC Mellon, it is recommended that the unitholder deposit the completed proxy, in the envelope provided, at any of the following offices of CIBC Mellon:

CIBC Mellon

Alberta

600 The Dome Tower
6th Floor
333 – 7th Avenue S.W.
Calgary, AB

Ontario

320 Bay St.
Banking Hall
Toronto, ON

British Columbia

1066 West Hastings St.
The Oceanic Plaza
Suite 1600
Vancouver, BC

Québec

2001 University Street
Suite 1600
Montreal, QC

Nova Scotia

1660 Hollis Street
Suite 406
Halifax, NS

HOW TO REQUEST MORE INFORMATION

Documents you can request

You can ask us for a copy of the following documents at no charge:

- the annual report of the Fund and Aeroplan LP for the year ended December 31, 2006, which includes both entities' annual consolidated financial statements, together with the auditors' report and the MD&A related to each such annual consolidated financial statements;
- any interim financial statements of the Fund and of Aeroplan LP that were filed after the consolidated financial statements for their most recently completed financial year;
- MD&A for such interim financial statements; and
- the Annual Information Form of the Fund for the year ended December 31, 2006, to be filed on SEDAR prior to March 30, 2007, together with any document, or the relevant pages of any document, incorporated by reference into it.

Please write to Unitholder Relations, 5100 de Maisonneuve Boulevard West, Montreal, Québec, H4A 3T2.

The above documents, in addition to the Annual Information Form for the Fund for 2006 to be released prior to March 30, 2007, are also available on our website at www.aeroplan.com and on SEDAR at www.sedar.com. All of our news releases are also available on our website.

Receiving information electronically

You can choose to receive electronically all of our corporate documents, such as this circular and our annual report. We will send you an email telling you when they are available on our website. If you do not sign up for this service, we will continue to send you these documents by mail.

How to sign up – registered unitholders

You are a registered unitholder if your name appears on your unit certificate.

If you are not sure whether you are a registered unitholder, please contact CIBC Mellon at 1-800-387-0825.

To sign up go to the website www.cibcmellon.com/electronicdelivery and follow the instructions.

How to sign up – non-registered unitholders

You are a non-registered unitholder if your bank, trust company, securities broker or other financial institution (your nominee) holds your units for you.

If you are not sure whether you are a non-registered unitholder, please contact CIBC Mellon at 1-800-387-0825.

To sign up, go to the website www.investordeliverycanada.com and follow the instructions.

How to sign up - employees holding units under the Management Employee Unit Purchase Plan of Aeroplan

If you are not sure whether you are an employee holding your units under the Management Employee Unit Purchase Plan of Aeroplan, please contact Computershare at 1-866-982-1878.

To sign up, go to the website www.computershare.com/employee/ca and follow the instructions.

SCHEDULE A - RECORD OF ATTENDANCE

Record of Attendance by the Trustees of the Fund

For the period from January 1, 2006 to December 31, 2006

Trustee	Number of meetings attended	
	Board	Committees
Roman Doroniuk	9 of 9	7 of 7
Joanne Ferstman	9 of 9	12 of 12
Pierre Marc Johnson	8 of 9	3 of 3
John T. McLennan	7 of 9	3 of 3
David I. Richardson	9 of 9	4 of 4

Record of Attendance by the Directors of Aeroplan GP

For the period from January 1, 2006 to December 31, 2006

Director	Number of meetings attended	
	Board	Committees
Bernard Attali	8 of 9	5 of 5
Robert E. Brown	8 of 9	3 of 3
Roman Doroniuk	9 of 9	7 of 7
Rupert Duchesne	9 of 9	0 of 0
Joanne Ferstman	9 of 9	12 of 12
W. Brett Ingersoll	7 of 9	5 of 6
Robert A. Milton	9 of 9	0 of 0
Robert G. Warden	6 of 9	3 of 5
Marvin Yontef	9 of 9	3 of 3

Summary of board and committee meetings held over the period of January 1, 2006 to December 31, 2006

Board of Trustees	9
Board of Directors	9
Audit Committee	4
Governance Committee	3
Human Resources and Compensation Committee	5
Nominating Committee	3

 

SCHEDULE B - CHARTER OF THE BOARD OF TRUSTEES

AEROPLAN INCOME FUND

CHARTER OF THE BOARD OF TRUSTEES

I. PURPOSE

This charter describes the role of the Board of Trustees (**Board**) of Aeroplan Income Fund (**Fund**). The Fund indirectly holds a majority interest in Aeroplan Limited Partnership, which in turn is managed by Aeroplan Holding GP Inc. This charter is subject to the provisions of the Fund's Declaration of Trust, a securityholders' agreement dated June 29, 2005 (**Securityholders' Agreement**) and to applicable laws. This charter is not intended to limit, enlarge or change in any way the responsibilities of the Board as determined by such Declaration of Trust and applicable laws. Subject to the Securityholders' Agreement, Trustees are elected annually by the unitholders of the Fund and together with those appointed to fill vacancies or appointed as additional Trustees throughout the year, collectively constitute the Board.

II. ROLE

The Board is responsible for the stewardship of the Fund.

The mandate of the Board is to supervise the management of the affairs of the Fund with a view to evaluate, on an ongoing basis, whether the Fund's income is being dealt with in a manner consistent with ethical considerations and stakeholder's interests and in order to enhance unitholder value. In discharging their duties, Trustees must act honestly and in good faith, with a view to the best interests of the Fund. Trustees must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

III. COMPOSITION

Selection

The Board shall be comprised of five members.

The Nominating Committee of the Board maintains an overview of the desired size of the Board, the need for recruitment and the expected skill-set of new candidates. The Nominating Committee reviews and recommends candidates for election as Trustees. The Board of Directors of Aeroplan Holding GP Inc. approves the final choice of candidates for election by the unitholders.

Board members must have an appropriate mix of skills, knowledge and experience in business and an understanding of the industry in which the Fund has investments. Trustees selected should be able to commit the requisite time for all of the Board's business.

Chairman

At each meeting that includes only Trustees, an independent Trustee shall be chosen to Chair the meeting. At joint meetings with the board of directors of Aeroplan Holding GP Inc., the Chairman of the board of Aeroplan Holding GP Inc. will Chair the meetings.

Independence

A majority of the Board shall be composed of trustees who must be determined to have no material relationship with the Fund and who, in the reasonable opinion of the Board, must be unrelated and independent under the laws, regulations and listing requirements to which the Fund is subject.

Criteria for Board Membership

Board members are expected to possess the following characteristics and traits:

(a) demonstrate high ethical standards and integrity in their personal and professional dealings;

(b) act honestly and in good faith with a view to the best interest of the Fund;

(c) devote sufficient time to the affairs of the Fund and exercise care, diligence and skill in fulfilling their responsibilities as Board members and as Committee members;

(d) provide independent judgment on a broad range of issues;

(e) raise questions and issues to facilitate active and effective participation in the deliberation of the Board;

(f) make all reasonable efforts to attend all Board meetings;

(g) review the materials provided by management in advance of the Board meetings.

Retirement Age for Directors

The policy of the Board is that no person shall be appointed or elected as a Trustee if the person exceeds 75 years of age. The policy allows for an exception where the Board determines it is in the interest of the Fund to request a Trustee to extend his/her term beyond the regular retirement age, provided however that such extension is requested in one-year increments.

IV. COMPENSATION

The Board has determined that the Trustees should be compensated in a form and amount which is appropriate and which is customary for comparable funds, having regard for such matters as time commitment, responsibility and trends in Trustee compensation.

V. RESPONSIBILITIES

Without limiting the Board's governance obligations, general Board responsibilities shall include the following:

(a) fulfilling all of their responsibilities under the Fund Declaration of Trust, including declaring and approving distributions and voting the units of Aeroplan Trust held by the Fund;

(b) discussing and developing the Fund's approach to corporate governance;

(c) monitoring corporate performance, including overseeing operating results on a regular basis to evaluate whether Aeroplan Limited Partnership is being properly managed;

(d) ensuring that appropriate structures and procedures are in place so that the Board can function effectively;

(e) conducting an annual assessment of the Board and of individual members of the Board; and

(f) ensuring that the Board as a whole and the directors are capable of carrying out and do carry out their roles effectively.

VI. MEETINGS

The Board will meet at least quarterly, with additional meetings scheduled as required. Each Trustee has a responsibility to attend and participate in meetings of the Board. The Chairman will prepare and distribute the meeting agenda and minutes to the Board.

Information and materials that are important to the Board's understanding of the agenda items and related topics will be distributed in advance of a meeting.

VII. DECISIONS REQUIRING PRIOR BOARD APPROVAL

The Board will, among other things, be responsible for approving the following:

(a) interim and annual financial statements, provided that the Board may delegate to the Audit, Finance and Risk Committee the responsibility to review such financial statements and make its recommendations to the Board;

(b) monthly distributions to unitholders; and

(c) raising of debt or equity capital and other major financial activities.

VIII. BOARD COMMITTEES

There are four Committees of the Board: the Audit, Finance and Risk Committee; the Governance and Corporate Matters Committee; the Nominating Committee; and the Human Resources and Compensation Committee. The roles and responsibilities of each Committee is described in the respective Committee charters.

Members of the Audit, Finance and Risk Committee, the Human Resources and Compensation Committee and the Nominating Committee shall be independent as required under the charter of each Committee and the laws, regulations and listing requirements to which the Fund is subject.

IX. COMMUNICATION WITH THE BOARD

Unitholders and other constituencies may communicate with the Board and individual board members by contacting Unitholder Relations.

X. ADVISORS

The Board has determined that any Trustees who wishes to engage an advisor to assist on matters involving the Trustee's responsibilities as a Trustee at the expense of the Fund should have its request reviewed by, and obtain the authorization of, the Chairman.

XI. OTHER MATTERS

The Board expects Trustees to act ethically at all times and to acknowledge their adherence to the policies comprising the Code of Ethics and Business Conduct (**Code**).

Trustees shall disclose all actual or potential conflicts of interest and refrain from voting on matters in which the Trustee has a conflict of interest. In addition, a Trustee shall excuse himself or herself from any discussion or decision on any matter in which the Trustee is precluded from voting as a result of a conflict of interest or which otherwise affects his or her personal, business or professional interests.

SCHEDULE C - CHARTER OF THE BOARD OF DIRECTORS

AEROPLAN HOLDING GP INC.

CHARTER OF THE BOARD OF DIRECTORS

I. PURPOSE

This charter describes the role of the Board of Directors (**Board**) of Aeroplan Holding GP Inc. (**Corporation**). The Corporation is the general partner of Aeroplan Limited Partnership (**Partnership**) and as such manages its business. The Partnership and the Corporation are owned by ACE Aviation Holdings Inc. (**ACE Aviation**) and indirectly by public unitholders through an income fund structure.

This charter is subject to the provisions of the Corporation's articles of incorporation and by-laws, a securityholders' agreement dated June 29, 2005 (**Securityholders' Agreement**) and to applicable laws. This charter is not intended to limit, enlarge or change in any way the responsibilities of the Board as determined by such articles, by-laws, the Securityholders' Agreement and applicable laws. Directors are elected or appointed in accordance with the provision of the Securityholders' Agreement and together with those appointed to fill vacancies or appointed as additional directors throughout the year, collectively constitute the Board.

II. ROLE

The Board is responsible for the stewardship of the Corporation and its business and is accountable to its shareholders for the performance of the Corporation.

The Board establishes the overall policies for the Corporation, monitors and evaluates the Corporation's strategic direction, and retains plenary power for those functions not specifically delegated by it to its Committees or to management. Accordingly, in addition to the duties of directors of a Canadian corporation as prescribed by applicable laws, the mandate of the Board is to supervise the management of the business and affairs of the Corporation with a view to evaluate, on an ongoing basis, whether the Corporation's resources are being managed in a manner consistent with ethical considerations and stakeholder's interests and in order to enhance shareholder value. In discharging their duties, directors must act honestly and in good faith, with a view to the best interests of the Corporation. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

III. COMPOSITION

Selection

Subject to the Securityholders' Agreement, the Board shall be comprised of that number of directors as shall be determined from time to time by the Board upon recommendation of the Nominating Committee of the Board.

Subject to the Securityholders' Agreement, the Nominating Committee of the Board maintains an overview of the desired size of the Board, the need for recruitment and the expected skill-set of new candidates. The Nominating Committee reviews and recommends to the Board candidates for nomination as directors. The Board approves the final choice of the candidates that are to be elected by the unitholders.

Board members must have an appropriate mix of skills, knowledge and experience in business and an understanding of the industry and the geographical areas in which the Corporation operates. Directors selected should be able to commit the requisite time for all of the Board's business.

Chairman

A Chairman of the Board shall be appointed by the Board. If the President and Chief Executive Officer of the Corporation is also the Chairman of the Board, a Lead Director shall be appointed among the Board's independent directors.

Independence

A majority of the Board shall be composed of directors who must be determined to have no material relationship with the Corporation and who, in the reasonable opinion of the Board, must be unrelated and independent under the laws, regulations and listing requirements to which the Corporation is subject.

Criteria for Board Membership

Board members are expected to possess the following characteristics and traits:

(a) demonstrate high ethical standards and integrity in their personal and professional dealings;

(b) act honestly and in good faith with a view to the best interest of the Corporation;

(c) devote sufficient time to the affairs of the Corporation and exercise care, diligence and skill in fulfilling their responsibilities both as Board members and as a Committee members;

(d) provide independent judgment on a broad range of issues;

(e) understand and challenge the key business plans and the strategic direction of the Corporation;

(f) raise questions and issues to facilitate active and effective participation in the deliberation of the Board and of each Committee;

(g) make all reasonable efforts to attend all Board and Committee meetings;

(h) review the materials provided by management in advance of the Board and Committee meetings.

Retirement Age for Directors

The policy of the Board is that no person shall be appointed or elected as a director if the person exceeds 75 years of age. The policy allows for an exception where the Board determines it is in the interest of the Corporation to request a director to extend his/her term beyond the regular retirement age, provided however that such extension is requested in one-year increments.

IV. COMPENSATION

The Board has determined that the directors should be compensated in a form and amount which is appropriate and which is customary for comparable corporations, having regard for such matters as time commitment, responsibility and trends in director compensation.

V. RESPONSIBILITIES

Without limiting the Board's governance obligations, general Board responsibilities shall include the following:

(a) discussing and developing the Corporation's approach to corporate governance, with the involvement of the Governance and Corporate Matters Committee;

(b) declaring and approving distributions by the Partnership;

(c) reviewing and approving management's strategic and business plans on an annual basis, including developing an in-depth knowledge of the business being served, understanding and questioning the plans' assumptions, and reaching an independent judgment as to the probability that the plans can be realized;

(d) monitoring corporate performance against the strategic business plans, including overseeing operating results on a regular basis to evaluate whether the business is being properly managed;

(e) appointing the Corporation's Chief Executive Officer, ensuring a succession plan is in place and developing his or her position description with the recommendation of the Governance and Corporate Matters Committee;

(f) reviewing, through the Human Resources and Compensation Committee, the compensation of the Chief Executive Officer;

(g) identifying the principal risks of the Corporation's businesses and ensuring the implementation of appropriate systems to manage these risks;

(h) ensuring that appropriate structures and procedures are in place so that the Board and its Committees can function independently of management;

(i) ensuring the proper and efficient functioning of its Committees;

(j) providing a source of advice and counsel to management;

(k) reviewing and approving key policies developed by management;

(l) reviewing, approving and as required, overseeing compliance with the Corporation's disclosure policy by directors, officers and other management personnel and employees;

(m) overseeing the Corporation's disclosure controls and procedures;

(n) monitoring, through the Audit, Finance and Risk Committee, the Corporation's internal controls and information systems;

(o) ensuring that members of management possess the ability required for their roles, are adequately trained and monitored and that planning for their succession is ongoing;

(p) ensuring that the Chief Executive Officer and the other members of management have the integrity required for their roles and the capability to promote a culture of integrity and accountability within the Corporation;

(q) conducting, through the Governance and Corporate Matters Committee, an annual assessment of the Board and the Committees and of individual members of the Board;

(r) reviewing, through the Human Resources and Compensation Committee, management's succession plans;

(s) selecting, upon the recommendation of the Nominating Committee, the nominees that are to be elected as directors by the unitholders;

(t) selecting, upon the recommendation of the Nominating Committee, the nominees that are to be elected as trustees by the unitholders;

(u) selecting a Chairman of the Board and a Lead Director, as the case may be; and

(v) reviewing with the Governance and Corporate Matters Committee that the Board as a whole, the Committees of the Board and the directors are capable of carrying out and do carry out their roles effectively.

VI. MEETINGS

The Board will meet at least quarterly, with additional meetings scheduled as required. Such additional meetings may be held at the request of any director with notice given to all directors of the Board. Each director has a responsibility to attend and participate in meetings of the Board. The Chairman will prepare and distribute the meeting agenda and minutes to the Board.

Information and materials that are important to the Board's understanding of the agenda items and related topics will be distributed in advance of a meeting. The Corporation will deliver information on the business, operations and finances of the Corporation, to the Board on an as required basis.

On the occasion of each Board meeting, non-management directors will consider if an "in-camera" meeting, under the chairmanship of an independent director, would be appropriate. The director chairing such "in-camera" meetings will forward to the Chairman and to the President and Chief Executive Officer any questions, comments or suggestions of the directors.

VII. DECISIONS REQUIRING PRIOR BOARD APPROVAL

In addition to those specific matters requiring prior Board approval pursuant to the Corporation's by-laws or applicable laws, the Board will be responsible for approving the following:

(a) interim and annual financial statements, provided that the Board may delegate to the Audit, Finance and Risk Committee the responsibility to review such financial statements and make its recommendations to the Board;

(b) strategic plans, business plans and capital expenditure budgets;

(c) raising of debt or equity capital and other major financial activities;

(d) hiring, compensation and succession for the Chief Executive Officer and other senior executives;

(e) major organizational restructurings, including spin-offs;

(f) material acquisitions and divestitures; and

(g) major corporate policies.

VIII. BOARD COMMITTEES

There are four Committees of the Board: the Audit, Finance and Risk Committee; the Governance and Corporate Matters Committee; the Nominating Committee; and the Human Resources and Compensation Committee. The roles and responsibilities of each Committee is described in the respective Committee charters.

Members of the Audit, Finance and Risk Committee, the Human Resources and Compensation Committee and the Nominating Committee shall be independent as required under the charter of each Committee and the laws, regulations and listing requirements to which the Corporation is subject.

IX. COMMUNICATION WITH THE BOARD

Unitholders and other constituencies may communicate with the Board and individual board members by contacting Unitholder Relations.

X. ADVISORS

The Board has determined that any director who wishes to engage a non-management advisor to assist on matters involving the director's responsibilities as a director at the expense of the Corporation should have its request reviewed by, and obtain the authorization of, the Chairman of the Board.

XI. OTHER MATTERS

The Board expects directors as well as officers and employees of the Corporation to act ethically at all times and to acknowledge their adherence to the policies comprising the Code of Ethics and Business Conduct (**Code**). The Board, with the assistance of the Governance and Corporate Matters Committee, is responsible for monitoring compliance with the Code.

Directors shall disclose all actual or potential conflicts of interest and refrain from voting on matters in which the director has a conflict of interest. In addition, a director shall excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest or which otherwise affects his or her personal, business or professional interests.


aeroplan

AEROPLAN INCOME FUND
PROXY

THIS PROXY (PROXY) IS SOLICITED BY THE TRUSTEES OF AEROPLAN INCOME FUND (FUND) IN CONNECTION WITH THE 2007 ANNUAL MEETING OF UNITHOLDERS TO BE HELD ON MARCH 27, 2007 (MEETING).

The undersigned holder of units of the Fund, hereby appoints Robert E. Brown or, failing him, Roman Doroniuk or, failing him, Rupert Duchesne, or instead of any of the foregoing, ______________________ as such holder's proxyholder, with full power of substitution, to attend, act and vote on my behalf in respect of all matters that may come before the meeting, and at any and all adjournments thereof to the same extent and with the same power as if the undersigned were personally present thereat **and with authority to vote and act in such proxyholder's discretion with respect to amendments or variations to matters referred to in the notice of meeting, and with respect to other matters which may properly come before the meeting**. The proxyholder is hereby directed to vote, or withhold from voting, including on any ballot that may be called for, the units of the Fund represented by this proxy in accordance with the instructions of the undersigned indicated below. If no choice is indicated for any particular item specified above, the units of the Fund represented by this proxy will be voted **FOR** such item. The undersigned hereby revokes any prior proxy or proxies relating to the units of the Fund represented by this proxy and ratifies and confirms all that the proxyholder may do by virtue of this appointment, provided that such proxyholder votes in accordance with the instructions set out herein.

(1) ELECTION OF TRUSTEES OF THE FUND

The proposed trustee nominees are identified in the proxy circular of the Fund dated February 15, 2007 **(circular)**

☐ Vote for all nominees ☐ Withhold from voting for all nominees

(2) APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITORS OF THE FUND

☐ Vote For ☐ Withhold from voting

DATE: ______________

____
(Signature of unitholder)

NUMBER OF UNITS OF THE FUND REPRESENTED BY THIS PROXY:

____

____
(Name of unitholder)

CONTROL NUMBER :

INSTRUCTIONS FOR COMPLETION OF THIS PROXY:

1. This proxy must be dated and signed by the holder of the units of the Fund represented by this proxy, or his or her attorney duly authorized in writing, or if the unitholder is a corporation or other legal entity, by an authorized officer or attorney. If the signatory is acting in a fiduciary or representative capacity, please provide full particulars of such appointment and authority.
2. **Except where a unitholder chooses to vote his or her units by proxy using the telephone, a unitholder has the right to appoint a person to attend and act for him or her and on his or her behalf at the meeting other than the persons designated in this proxy.** Such right may be exercised by filling in the name of such person in the blank space provided on the other side of this proxy. A person appointed as nominee to represent a unitholder need not be a unitholder of the Fund. **A person appointed as proxyholder must be present at the meeting to vote.**
3. If this proxy is undated, it will be deemed to be dated the date on which it was mailed on behalf of the Fund.
4. Any joint holder of units of the Fund may sign a form of proxy in respect of such units but, if more than one joint holder of units of the Fund is present at the meeting or represented by a proxyholder, then the joint holder whose name appears first in the register of holders of such units, or that joint holder's proxyholder, will alone be entitled to vote in respect of such units of the Fund so held.
5. Proxies must be received by the Fund's registrar and transfer agent, CIBC Mellon Trust Company, at its principal Corporate Trust Offices in Halifax, Montréal, Toronto, Vancouver or Calgary, prior to 4:00 p.m. (Montreal time) on March 23, 2007 or with the Secretary of the meeting prior to commencement of the meeting on the day of the meeting or on the day of any adjournment thereof. The addresses of such Corporate Trust Offices are found on page 51 of the Circular.

FIRST AMENDMENT DATED AS OF MARCH 14, 2007 TO THE SECURITYHOLDERS' AGREEMENT DATED JUNE 29, 2005.

AMONG: **AEROPLAN TRUST**, a trust created under the laws of the Province of Ontario, having its principal place of business at 50 Bay Street, 8th Floor, Toronto, Ontario, M5J 2X3

(the "**Trust**")

AND: **ACE AVIATION HOLDINGS INC.**, a corporation incorporated under the laws of Canada, having its principal place of business at 5100 de Maisonneuve West, Montreal, Quebec, H4A 3T2

(the "**Existing Investor**")

AND: **AEROPLAN HOLDING GP INC.**, a corporation incorporated under the laws of Canada, having its principal place of business at 5100 de Maisonneuve West, Montreal, Quebec, H4A 3T2

(the "**General Partner**")

WHEREAS the Trust, the Existing Investor and the General Partner have entered into the Securityholders' Agreement (the "**Securityholders' Agreement**") on June 29, 2005 with Aeroplan Income Fund and Aeroplan Limited Partnership;

WHEREAS in connection with special distributions of Units to its shareholders and for internal corporate reorganization purposes, the Existing Investor has exchanged, through a series of transactions, all of its LP Units and Shares into Units, the whole in accordance with the terms of the Investor Liquidity Agreement;

WHEREAS as a result of such exchanges for Units under the Investor Liquidity Agreement, the Existing Investor holds its interest in the General Partner indirectly through its holding of Units rather than directly in the General Partner;

WHEREAS in accordance with the terms of the Securityholders' Agreement, the Trust, the Existing Investor and the General Partner wish to amend the Securityholders' Agreement to reflect the Existing Investor's indirect interest in the General Partner and maintain various rights of the Existing Investor under the Securityholders' Agreement on the basis of the percentage of outstanding Shares held directly and indirectly by the Existing Investor, including through its interest in Aeroplan Income Fund, rather than on the percentage of outstanding Shares held directly in the General Partner as is currently provided thereunder;

NOW THEREFORE, in consideration of the mutual covenants and agreements contained in this agreement and under good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

1. AMENDMENT TO SECURITYHOLDERS' AGREEMENT

1.1 Section 1.1(t) of the Securityholders' Agreement is hereby deleted and replaced by the following text:

"1.1(t) "**Shareholder**" means the Existing Investor and the Trust and such other persons as may become a party hereto from time to time in accordance with the provisions hereof."

1.2 Section 1.2 of the Securityholders' Agreement is hereby deleted.

1.3 The third paragraph of Section 2.1 of the Securityholders' Agreement is hereby deleted and replaced by the following text:

"For the purposes of this Agreement, with respect to the Trust, "**Percentage of Outstanding Shares**" will be calculated as (i) the number of Shares directly held at the time of the calculation by the Trust and its Affiliates, divided by (ii) the total number of Shares outstanding at the time of calculation.

With respect to the Existing Investor, "**Percentage of Outstanding Shares**" will be calculated as: (A) (i) the number of Units directly or indirectly held at the time of the calculation by the Existing Investor and its Affiliates, divided by (ii) the total number of Units outstanding at the time of calculation; multiplied by: (B) (i) the number of Shares directly held at the time of the calculation by the Trust and its Affiliates, divided by (ii) the total number of Shares outstanding at the time of calculation.

For reference purposes, as of March 14, 2007, the Percentage of Outstanding Shares held by the Existing Shareholder is 40.1%.

1.4 The second paragraph of Section 4.4 of the Securityholders' Agreement is hereby deleted.

1.5 Schedule "A" of the Securityholders' Agreement is hereby deleted.

2. MISCELLANEOUS

2.1 All defined terms used herein not otherwise defined shall have the same meaning as attributed to such terms in the Securityholders' Agreement.

2.2 This First Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such separate counterparts shall together constitute but one and the same instrument.

2.3 This First Amendment is declared to be supplemental to the Securityholders' Agreement. Except as specifically amended hereby, all the terms and conditions contained in the Securityholders' Agreement are and shall remain in full force and effect, unamended.

2.4 This First Amendment shall be governed by and construed in accordance with the laws applicable in the Province of Quebec and the laws of Canada applicable therein.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have signed this First Amendment on the date first mentioned above.

AEROPLAN TRUST

Per: *(Signed) Pierre Duhamel*
Name: Pierre Duhamel
Title: Executive Vice President, Finance and Chief Financial Officer

ACE AVIATION HOLDINGS INC.

Per: *(Signed) Carolyn Hadrovic*
Name: Carolyn Hadrovic
Title: Corporate Secretary

AEROPLAN HOLDING GP INC.

Per: *(Signed) Pierre Duhamel*
Name: Pierre Duhamel
Title: Executive Vice President, Finance and Chief Financial Officer

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Aeroplan Income Fund Announces March 2007 Distribution

MONTREAL, March 16 /CNW Telbec/ - Aeroplan Income Fund (TSX: AER.UN) announced today that a cash distribution in the amount of $0.07 per Fund unit, covering the period from March 1 to March 31, 2007, will be paid on April 16, 2007 to unitholders of record at the close of business on March 30, 2007.

About Aeroplan

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 60 world-class partners, representing more than 100 brands in the financial, retail and travel sectors.

Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise and experiential rewards, as well as hotel and car rental rewards.

For more information about Aeroplan, please visit www.aeroplan.com.
%SEDAR: 00022208EF

/For further information: Gillian Hewitt, (416) 352-3706,
gillian.hewitt(at)aeroplan.com/
(AER.UN.)

CO: AEROPLAN INCOME FUND; AEROPLAN

CNW 16:52e 15-MAR-07

Early Warning Report

(relating to Aeroplan Income Fund)

This report is made pursuant to:
National Instrument 62-103
Section 111 of the Securities Act (British Columbia)
Section 176 of the Securities Act (Alberta)
Section 110 of the Securities Act, 1988 (Saskatchewan)
Section 92 of the Securities Act (Manitoba)
Section 101 of the Securities Act (Ontario)
Section 147.12 of the Securities Act (Québec)
Section 107 of the Securities Act (Nova Scotia)
Section 126 of the Securities Act (New Brunswick)
Section 102 of the Securities Act (Newfoundland)

(a) *Name and address of offeror:*

ACE Aviation Holdings Inc.
5100 de Maisonneuve Boulevard West
Montréal, Québec H4A 3T2

(b) *The designation and number or principal amount of securities and the offeror's securityholdings percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:*

Immediately prior to March 14, 2007, 159,454,165 units (the "**Fund Units**") of Aeroplan Income Fund (the "**Fund**") (TSX: AER.UN) were issued and outstanding. The Fund has been created to hold an indirect interest in Aeroplan Limited Partnership ("**Aeroplan LP**"). Immediately prior to March 14, 2007, (i) the Fund indirectly held 159,454,165 limited partnership units ("**LP Units**") of Aeroplan LP representing 79.7% of the issued and outstanding LP Units, (ii) ACE Aviation Holdings Inc. ("**ACE**") held, directly or indirectly, 40,545,835 LP Units representing 20.3% of the issued and outstanding LP Units, and (iii) ACE held directly or indirectly 60,012,667 Fund Units representing 37.6% of the issued and outstanding Fund Units.

The LP Units held by ACE are exchangeable into Fund Units on a one-for-one basis without payment of additional consideration pursuant to an Investor Liquidity Agreement dated June 29, 2005 between ACE, the Fund, Aeroplan Trust, Aeroplan Holding GP Inc. ("**Aeroplan GP**") and Aeroplan LP (the "**Investor Liquidity Agreement**"). Assuming that immediately prior to March 14, 2007, ACE would have exchanged all LP Units held by ACE into Fund Units, (i) the Fund would have had 200,000,000 Fund Units issued and outstanding, (ii) ACE would have held 100,558,502 Fund Units or 50.3% of the issued and outstanding Fund Units, and (iii) the Fund would have indirectly held all of the LP Units issued and outstanding.

ACE exercised on March 14, 2007 its exchange right under the Investor Liquidity Agreement in order to exchange its remaining 40,545,835 LP Units (and an equivalent number of common shares of Aeroplan GP, the general partner of Aeroplan LP) into 40,545,835 Fund Units (the "**Exchange**"). The Exchange was made on the basis of one LP Unit for one Fund Unit with no payment of additional consideration.

On March 2, 2007, ACE announced the terms of a special distribution (the "**Special Distribution**") of Fund Units to its shareholders under the statutory arrangement approved by ACE's shareholders at a special meeting on October 5, 2006. Under the Special Distribution, ACE will distribute, by way of a reduction of stated capital, approximately 0.177 Fund Unit per Class A variable voting share (TSX: ACE.A), Class B voting share (TSX: ACE.B) and preferred share (on an as-converted basis) of ACE. The record date for the purpose of the Special Distribution is March 14, 2007.

The Fund Units cannot be distributed to the shareholders of ACE that are residents in the United States except if such shareholders have completed and submitted a certification attesting that they are "qualified purchasers" and institutional "accredited investors" under applicable U.S. securities legislation Fund Units that would have otherwise been distributed to such shareholders of ACE that are residents in the United States and that do not satisfy such requirements, together with (i) the Fund Units that would have otherwise been distributed to the registered shareholders of ACE holding less than 282 shares in the capital of ACE and (ii) fractional interests in Fund Units, will be sold and the net cash proceeds of such sale of Fund Units, after expenses, will be distributed to said shareholders of ACE that are residents in the United States, registered shareholders of ACE holding less than 282 shares in the capital of ACE and registered shareholders otherwise entitled to fractional interests in Fund Units (collectively, the "**Shareholders Receiving Net Cash Proceeds**").

For the purpose of the Special Distribution, ACE transferred 20,272,917 Fund Units to CIBC Mellon Trust Company (the "**Distribution Agent**"), in its capacity as distribution agent for the shareholders of ACE entitled to receive the special distribution of Fund Units announced by ACE on March 2, 2007. Such transfer was completed on March 14, 2007 concurrently with the Exchange.

(c) *The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:*

As of March 14, 2007, immediately after giving effect to the Exchange and after the transfer of 20,272,917 Fund Units to the Distribution Agent as mentioned in Item (b) above, (i) 200,000,000 Fund Units are issued and outstanding, (ii) ACE holds 80,285,585 Fund Units representing 40.1% of the issued and outstanding Fund Units, (iii) ACE no longer holds LP Units, and (iv) the Fund indirectly owns 200,000,000 LP Units representing all of the issued and outstanding LP Units.

(d) *The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:*

(i) *the offeror, either alone or together with any joint actors, has ownership and control:*

Refer to Item (c) above.

(ii) *the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:*

N/A

(iii) *the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:*

N/A

(e) *Market where the transaction or occurrence took place:*

The Exchange was completed on a private basis pursuant to the terms of the Investor Liquidity Agreement.

On March 14, 2007, pending the determination of the number of shareholders of ACE who are U.S. residents and who do not qualify as "qualified purchasers" and institutional "accredited investors" under U.S. securities legislation, 20,272,917 Fund Units were transferred by ACE to the Distribution Agent as distribution agent for the shareholders of ACE.

The portion of such Fund Units to be otherwise distributed to the Shareholders Receiving Net Cash Proceeds (as defined above) will be sold through an orderly sale process conducted through the Toronto Stock Exchange and the net cash proceeds after expenses of such sale will be distributed to the Shareholders Receiving Net Cash Proceeds. The remainder of the 20,272,917 Fund Units will be distributed by the Distribution Agent to the shareholders of ACE (other than Shareholders Receiving Net Cash Proceeds) via the mail, in the case of registered shareholders, and through CDS Clearing and Depository Services Inc. and The Depository Trust Company, in the case of beneficial shareholders of ACE.

(f) *The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

The Exchange was made by ACE for internal reorganization purposes in accordance with the terms of the Investor Liquidity Agreement and the Special Distribution is being made under the statutory arrangement approved by ACE's shareholders at a special meeting held on October 5, 2006.

ACE's value maximization strategy in respect of its stand-alone subsidiaries includes considering stand-alone financings, sales or distributions of equity interests and involving outside investors for these and other purposes.

No timeline has been established with respect to any further disposition of, or any public transactions or other distributions involving, Fund Units by ACE.

(g) *The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

No agreement was entered into by ACE in connection with the Exchange of LP Units held by ACE into Fund Units as the Exchange is governed by the already existing Investor Liquidity Agreement (as defined under (b) above) which was entered into on June 29, 2005 in connection with the initial public offering of the Fund. Pursuant to such agreement, ACE has the right to effectively exchange its LP Units into Fund Units in accordance with the procedures set forth therein. A copy of the Investor Liquidity Agreement is available as a material contract of the Fund on www.sedar.com.

In connection with the initial public offering of the Fund on June 29, 2005, ACE, the Fund, Aeroplan Trust, Aeroplan GP and Aeroplan LP also entered into a Securityholders' Agreement dated June 29, 2005 (as amended on March 14, 2007) which contains, inter alia, governance provisions with respect to the structure of the Fund, Aeroplan LP and Aeroplan GP. A copy of the Securityholders' Agreement (including the March 14, 2007 amendment) is available as a material contract of the Fund on www.sedar.com.

(h) *The names of any joint actors in connection with the disclosure required by this report:*

N/A

(i) *In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and, if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or part 4 in respect of the reporting issuer's securities:*

The 40,545,835 Fund Units issued by the Fund to ACE further to the Exchange were issued in consideration for the indirect transfer from ACE to the Fund of 40,545,835 LP Units previously held by ACE, thereby increasing the indirect interest of the Fund in Aeroplan LP from 79.7% to 100% and decreasing the direct interest of ACE in Aeroplan LP from 20.3% to 0%

DATED the 15th day of March, 2007.

ACE AVIATION HOLDINGS INC.

By: *(signed) Sydney J. Isaacs*

Sydney J. Isaacs

Senior Vice President, Corporate Development and Chief Legal Officer

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Aeroplan Income Fund Announces March 2007 Distribution

MONTREAL, March 16 /CNW Telbec/ - Aeroplan Income Fund (TSX: AER.UN) announced today that a cash distribution in the amount of $0.07 per Fund unit, covering the period from March 1 to March 31, 2007, will be paid on April 16, 2007 to unitholders of record at the close of business on March 30, 2007.

About Aeroplan

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 60 world-class partners, representing more than 100 brands in the financial, retail and travel sectors.

Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise and experiential rewards, as well as hotel and car rental rewards.

For more information about Aeroplan, please visit www.aeroplan.com.

%SEDAR: 00022208EF

/For further information: Gillian Hewitt, (416) 352-3706, gillian.hewitt(at)aeroplan.com/
(AER.UN.)

CO: AEROPLAN INCOME FUND; AEROPLAN

CNW 07:00e 16-MAR-07

AEROPLAN INCOME FUND
ANNUAL MEETING OF UNITHOLDERS
MARCH 27, 2007

Report on Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102")

Following the annual meeting of unitholders of Aeroplan Income Fund (the "Fund") held on March 27, 2007 (the "Meeting"), in accordance with Section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon	Voting Results
1. Election of Trustees of the Fund	• The five (5) nominees for trustees of the Fund, being Roman Doroniuk, Joanne Ferstman, Pierre Marc Johnson, John T. McLennan and David I. Richardson, were elected pursuant to a vote conducted by ballot. • 99.9% of the votes cast were in favour of all nominees.
2. Appointment of PricewaterhouseCoopers LLP as Auditors of the Fund	• PricewaterhouseCoopers LLP were appointed as the Fund's auditors pursuant to a vote conducted by ballot. • 99.8% of the votes cast were in favour.

Dated this 28th day of March, 2007

CIBC Mellon Trust Company

(s) R. Bourdon
Ronald Bourdon
Scrutineer

(s) M. Bynoe
Monica Bynoe
Scrutineer

Form 52-109F1 - Certification of Annual Filings

I, Pierre Duhamel, Executive Vice President and Chief Financial Officer of AEROPLAN HOLDING GP INC., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AEROPLAN INCOME FUND (the "**issuer**") for the period ended December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 29, 2007

(signed) Pierre Duhamel

Pierre Duhamel
Executive Vice President and Chief Financial Officer

Form 52-109F1 - Certification of Annual Filings

I, Rupert Duchesne, President and Chief Executive Officer of AEROPLAN HOLDING GP INC., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AEROPLAN INCOME FUND (the "**issuer**") for the period ended December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 29, 2007

(signed) Rupert Duchesne

Rupert Duchesne
President and Chief Executive Officer

CERTIFICATE
UNDER
NATIONAL POLICY 41-201 – *INCOME TRUSTS AND OTHER INDIRECT OFFERINGS*

TO: **Autorité des Marchés Financiers**

AND TO: **British Columbia Securities Commission**
Alberta Securities Commission
Saskatchewan Financial Services Commission -- Securities Division
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Registrar of Securities, Prince Edward Island
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador

(collectively, the "Securities Commissions")

RE: **Undertaking of Aeroplan Income Fund (the "Fund")**

Reference is made to the undertaking of the Fund dated June 22, 2005 (the "**Undertaking**") filed by the Fund with each of the Securities Commissions in accordance with National Policy 41-201 – *Income Trusts and Other Indirect Offerings* in relation to (a) the Fund providing unitholders who are entitled to receive financial statements of the Fund with separate financial statements for Aeroplan Limited Partnership ("**Aeroplan LP**") (including information about any of its significant business interest), for so long as GAAP prohibits the consolidation of financial information of Aeroplan LP and the Fund, and (b) measures regarding insiders of Aeroplan LP filing insider reports about trades in the units of the Fund (including securities which are exchangeable into units of the Fund) and complying with statutory prohibitions against insider trading in securities of the Fund.

The Fund hereby certifies that it has complied with the Undertaking for its fiscal period ended December 31, 2006.

DATED the 29th day of March, 2007

AEROPLAN INCOME FUND, by its attorney,
AEROPLAN HOLDING GP INC.

By: *(signed) Rupert Duchesne*
Name: Rupert Duchesne
Title: President and Chief Executive Officer

Acknowledged and agreed to by:

AEROPLAN LIMITED PARTNERSHIP, by its general partner, AEROPLAN HOLDING GP INC.

By: *(signed) Rupert Duchesne*

Name: Rupert Duchesne

Title: President and Chief Executive Officer


aeroplan
MC
TM

AEROPLAN INCOME FUND

ANNUAL INFORMATION FORM

March 20, 2007

TABLE OF CONTENTS

EXPLANATORY NOTES

The information in this Annual Information Form is stated as at December 31, 2006, unless otherwise indicated.

Unless otherwise indicated or the context otherwise requires, *Fund* refers to Aeroplan Income Fund; *Trust* refers to Aeroplan Trust; *Aeroplan GP* refers to Aeroplan Holding GP Inc.; *Aeroplan LP* refers to Aeroplan Limited Partnership; and *Aeroplan* or the *Company* refers to Aeroplan LP, together with its general partner, Aeroplan GP, and their respective subsidiaries and predecessors.

For an explanation of the capitalized terms and expressions and certain defined terms, please refer to the *Glossary of Terms* at the end of this Annual Information Form. Unless otherwise indicated, all dollar amounts are expressed in Canadian dollars and references to $ are to Canadian dollars.

The Fund is entirely dependent upon the operations and financial condition of Aeroplan. The earnings and cash flows of Aeroplan are affected by certain risks. For a description of those risks, please refer to the section "Risks and Uncertainties Affecting the Business".

Forward-looking statements are included in this Annual Information Form. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business and its corporate structure. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, dependency on Aeroplan's top three Accumulation Partners, Air Canada or travel industry disruptions, reduction in activity, usage and accumulation of Aeroplan Miles, greater than expected redemptions for rewards, industry competition, supply and capacity costs, unfunded Future Redemption Costs, seasonal nature of the business, restrictions on certain Unitholders and liquidity of Units, as well as the other factors identified throughout this Annual Information Form. The forward-looking statements contained in this discussion represent Aeroplan's expectations as of March 20, 2007, and are subject to change after such date. However, Aeroplan disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario by a declaration of trust dated May 12, 2005 and amended by an amended and restated declaration of trust dated June 21, 2005 (**Fund Declaration of Trust**). The Fund was established to acquire and hold units of the Trust (**Trust Units**) as well as Series 1 Trust Notes, Series 2 Trust Notes, and Series 3 Trust Notes of the Trust (collectively, **Trust Notes**).

The Trust is an unincorporated, open-ended trust established under the laws of the Province of Ontario by a declaration of trust dated June 21, 2005 (**Trust Declaration of Trust**). The Trust was established to acquire and hold outstanding limited partnership interests (**LP Units**) in Aeroplan LP and a corresponding interest in common shares of Aeroplan LP's general partner, Aeroplan GP (**Aeroplan GP common shares**).

Aeroplan LP is a limited partnership existing under the laws of the Province of Québec pursuant to a limited partnership agreement dated June 21, 2005, as amended on September 29, 2005 (**Aeroplan LP Partnership Agreement**).

The principal and head offices of the Fund, the Trust and Aeroplan are located at 5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2.

Intercorporate Relationship

The following chart illustrates the structure of the Fund as at March 20, 2007 (including jurisdiction of establishment/incorporation of the various entities). Please note that for simplification purposes, this chart omits certain wholly-owned holding companies in the ACE Aviation group.


Public
ACE Aviation Holdings Inc. (Canada)
59.9%(1)
40.1%(1)
Aeroplan Income Fund (Ontario)
100%
Aeroplan Trust (Ontario)
100%(1)
100%(1)
Aeroplan Holding GP Inc. (Canada)
0.0000005%
Aeroplan Limited Partnership (Québec)
100%
1209233 Alberta Ltd. (Alberta)(2)

(1) The references in this Annual Information Form to the respective interests of ACE Aviation Holdings Inc. (**ACE Aviation**) and the Fund (through the Trust) in Aeroplan LP and Aeroplan GP reflect the exchanges and special distributions by ACE Aviation that occurred in financial year 2006 and up to, and including, March 14, 2007, as described in the section "General Development of the Business – History of the Company".

(2) 1209233 Alberta Ltd. holds and manages the majority of the Aeroplan Miles Redemption Reserve on behalf of Aeroplan LP.

GENERAL DEVELOPMENT OF THE BUSINESS

History of the Company

Prior to 2002, Aeroplan's operations were integrated with those of Air Canada. In 2001, management of Air Canada developed a formal plan to create a separate entity to carry on the operations of the Aeroplan Program. Effective January 1, 2002, an asset purchase agreement and other operating arrangements were entered into between Air Canada and Aeroplan, and Aeroplan was established as a wholly-owned subsidiary of Air Canada, later known as APLN Limited Partnership (**Predecessor Partnership**). The major assets of the Predecessor Partnership included contracts, intellectual property and licenses, database information, furniture and fixtures and the previously acquired goodwill.

The financial obligation for Aeroplan Miles issued prior to 2002 remained with Air Canada up to a maximum of 103.4 billion Aeroplan Miles. As at October 13, 2006, Aeroplan and Air Canada agreed that Air Canada's obligation for the cost of air rewards related to the redemption of Aeroplan Miles issued under the Aeroplan Program and earned by members prior to January 1, 2002 would increase from 103.4 to 112.4 billion Aeroplan Miles. As a result, revenue and expenses related to those 112.4 billion Aeroplan Miles are not reflected in the financial statements of Aeroplan.

Immediately prior to the the Fund's initial public offering (**Initial Public Offering**), Aeroplan LP was created. Pursuant to an acquisition agreement between the Predecessor Partnership and Aeroplan LP (**Acquisition Agreement**), Aeroplan LP acquired all or substantially all of the assets of the Predecessor Partnership, subject to certain adjustments. In partial consideration for such sale, Aeroplan LP issued LP Units to the Predecessor Partnership. Concurrently with the completion of the Initial Public Offering, the Predecessor Partnership was liquidated. Consequently, the LP Units of Aeroplan LP held by the Predecessor Partnership were ultimately transferred to ACE Aviation as parent of the Predecessor Partnership.

On June 29, 2005, following the completion of the Initial Public Offering, the Fund issued 25,000,000 Units at a price of $10 per Unit for aggregate gross proceeds of $250,000,000 pursuant to the prospectus of the Fund dated June 22, 2005. In addition, on June 30, 2005, the Fund issued 3,750,000 additional Units at a price of $10 per Unit for additional gross proceeds of $37,500,000 as a result of the exercise of the option granted by the Fund to the underwriters to purchase up to 3,750,000 additional Units, exercisable for a period of 30 days from the closing of the Initial Public Offering (**Over-Allotment Option**).

Concurrent with the closing of the Initial Public Offering, the Fund used the proceeds from the sale of its Units to invest in LP Units. The Fund acquired, through the Trust, 25,000,000 (12.5%) of the LP Units in exchange for cash consideration of $250 million. On June 30, 2005, as a result of the exercise by the underwriters of the Over-Allotment Option, the Fund purchased through the Trust an additional 3,750,000 LP Units from ACE Aviation for cash consideration of $37.5 million. Aeroplan LP used the net proceeds of the Initial Public Offering to fund a portion of the Aeroplan Miles Redemption Reserve.

At the closing of the Initial Public Offering, an amount of $318 million was drawn by Aeroplan LP under the New Credit Facilities for the following purposes: (i) $168 million was used to fund the remaining portion of the Aeroplan Miles Redemption Reserve; (ii) $7 million was used for certain capital expenditures; (iii) $18 million was used for general and working capital purposes, and (iv) $125 million was used by Aeroplan LP to repay the promissory note issued by Aeroplan LP in favour of the Predecessor Partnership, as partial consideration under the Acquisition Agreement. Such note was ultimately transferred to ACE Aviation upon the liquidation of the Predecessor Partnership.

As at December 31, 2005, following the completion of the Initial Public Offering and the exercise of the Over-Allotment Option by the underwriters, the Fund indirectly held 14.4% of Aeroplan and ACE Aviation held the remaining 85.6% of Aeroplan.

On the closing of the Initial Public Offering, the Fund, the Trust, ACE Aviation, Aeroplan LP and Aeroplan GP entered into an Investor Liquidity Agreement (**Investor Liquidity Agreement**). The Investor Liquidity Agreement granted ACE Aviation or any entity controlled by it the right to effectively liquidate all or any portion of

its LP Units and Aeroplan GP common shares and to exchange all or any portion of its LP Units and Aeroplan GP common shares into Units.

Effective March 3, 2006, ACE Aviation effected a special distribution of Units by way of reduction of capital to its shareholders of record as at such date. ACE Aviation had exercised its liquidity rights under the Investor Liquidity Agreement in order to convert 20,204,165 LP Units and 20,204,165 Aeroplan GP common shares into 20,204,165 Units which were distributed under the special distribution.

On March 31, 2006, pursuant to the Investor Liquidity Agreement, ACE Aviation exchanged an additional 500,000 LP Units and 500,000 Aeroplan GP common shares into 500,000 Units and transferred the 500,000 Units to a trustee for purposes of funding grants to employees under Aeroplan's Initial Long-Term Incentive Plan.

At a special meeting on October 5, 2006, ACE Aviation's shareholders approved a statutory arrangement (**ACE Aviation Plan of Arrangement**) granting the board of directors of ACE Aviation the authority, from time to time, to make one or more special distributions of the securities of subsidiaries or investee entities of ACE Aviation to its shareholders by way of reduction of capital.

The ACE Aviation Plan of Arrangement provided for a distribution of Units to eligible ACE Aviation shareholders before the end of 2006, subject to the prior receipt of an advance income tax ruling or opinion from the Canada Revenue Agency confirming that the distribution would be treated as a return of capital. As a result, on December 28, 2006, in anticipation of such distribution ACE Aviation exchanged 50,000,000 LP Units and 50,000,000 Aeroplan GP common shares into 50,000,000 Units and caused such Units to be distributed to its eligible shareholders of record on January 10, 2007. ACE Aviation also exchanged on January 10, 2007, 60,000,000 LP Units and 60,000,000 Aeroplan GP common shares into 60,000,000 Units for internal reorganization purposes. Consequently, as at January 10, 2007, the Fund held approximately 79.7% and ACE Aviation held approximately 20.3% of Aeroplan LP and Aeroplan GP, and ACE Aviation had an overall position of approximately 50.3% indirect and direct ownership of Aeroplan.

On March 2, 2007, ACE Aviation announced a special distribution of 20,272,917 Units to its shareholders. The record date for the purpose of the special distribution was determined to be the close of business on March 14, 2007. For internal corporate reorganization purposes, on March 14, 2007, ACE Aviation also exercised its liquidity rights under the Investor Liquidity Agreement and exchanged its remaining 40,545,835 LP Units and 40,545,835 Aeroplan GP common shares into 40,545,835 Units.

Further to the above-mentioned exchange and after taking into account the distribution of 20,272,917 Units by ACE Aviation to its shareholders of record at the close of business on March 14, 2007, the Fund has 200,000,000 Units issued and outstanding and indirectly holds all outstanding LP Units and Aeroplan GP common shares. ACE Aviation holds 80,285,585 Units, representing 40.1% of the Units of the Fund issued and outstanding.

The references in this Annual Information Form to the respective interests of ACE Aviation and the Fund (through the Trust) in Aeroplan LP and Aeroplan GP reflect the exchanges and special distributions by ACE Aviation that occurred in financial year 2006 and up to, and including, March 14, 2007.

History of the Aeroplan Program

The Aeroplan Program was created in July 1984 by Air Canada as an incentive program for its frequent flyer customers. Aeroplan's operations were integrated with those of Air Canada until the end of 2001. On January 1, 2002, Aeroplan was established as a wholly-owned limited partnership of Air Canada with a dedicated management team focused on the development of the Aeroplan Program.

Between 1984 and 1990, membership in the Aeroplan Program grew by approximately 100,000 new members per year. During this period, Aeroplan also added several travel-related partners to the Aeroplan Program in addition to Air Canada. By 1990, the Aeroplan Program had grown to over 700,000 members. In 1990, Aeroplan implemented the Elite™ and Prestige™ classifications designed to recognize and reward its more frequent travelers and to provide them with additional benefits. Given the popularity of the tier status element of the Aeroplan

Program, Aeroplan introduced in 1999 a third classification, Super Elite™, to reward and recognize those members who accumulated more than 100,000 Aeroplan Miles per year from frequent flyer travel.

In 1989, the EnRoute™ credit card, owned at the time by Air Canada, was introduced. This card was the first credit card which allowed its users to accumulate Aeroplan Miles based on amounts spent on their card. This relationship demonstrated the appeal of new and alternative accumulation methods for Aeroplan members beyond pure travel.

In 1991, with the successful launch of the CIBC Aerogold Visa card in partnership with CIBC, Aeroplan's first non-travel related partner, Aeroplan's growth began to accelerate. Between 1991 and 2000, the Aeroplan Program grew at an average of 450,000 new members per year. In 2001, as a result of the integration of Canadian Airlines' frequent flyer program, Canadian Plus, Aeroplan added approximately 845,000 new members to the Aeroplan Program.

In April 2003 Air Canada renegotiated its long-term agreement with CIBC. This renegotiation resulted in an increase in Gross Billings per Aeroplan Mile sold and also allowed for less restrictive exclusivity provisions. The agreement was assigned by Air Canada to Aeroplan in July 2004. Aeroplan and Air Canada also entered into a long-term agreement with AMEX in January 2004 in respect of the creation of the AeroplanPlus card products and inclusion of Aeroplan in AMEX's Membership Rewards® program.

Beginning in 2003, Aeroplan made a strategic shift to expand the reward portfolio with the launch of the highly successful Future Shop reward center. In April 2004, approximately 50% additional air capacity was made available through the Avenue Rewards program, and a broad range of 120 experiential and specialty rewards were launched with the YourStyle rewards program. In 2005, Aeroplan had expanded to over 300 new rewards, regrouping the non-air portfolio under the Indulgence rewards banner.

Prior to 2004, 8% of the seat capacity on AC Flights was allocated to Aeroplan rewards through its ClassicFlight Rewards program. In October 2006, Aeroplan introduced ClassicPlus Flight Rewards. ClassicPlus Flight Rewards effectively replaced the Avenue Rewards product launched in April 2004. The existing ClassicFlight Rewards have not changed and continue to be a core element of Aeroplan's value proposition to members. These rewards continue to represent 8% of Air Canada and Jazz Air LP (**Jazz**) seat capacity on every route, every month. ClassicPlus Flight Rewards were designed to improve the program's member value proposition and to offer Aeroplan members unrestricted access to available seat inventory across the Air Canada and Jazz networks in both Economy and Executive Class. ClassicPlus Flight Rewards are currently not available to a limited number of destinations that do not support electronic tickets. However, electronic ticketing is now available throughout Canada and most of Air Canada's transborder and international destinations, with all destinations planned for electronic ticketing in the near future.

With ClassicPlus Flight Rewards, all capacity available over and above the 8% ClassicFlight Rewards capacity is offered to members at variable mileage levels. Aeroplan uses a new and innovative availability and booking tool to source seat inventory and to calculate redemption mileage levels on a real-time basis. The number of Aeroplan Miles required to redeem for ClassicPlus Flight Rewards is based on actual airline ticket prices – minus Aeroplan's negotiated discounts as the airline's largest purchaser of seats – and therefore varies in a way similar to airline pricing, depending on factors such as origin, destination, seasonality, time and day of travel.

In late 2006, Aeroplan and CIBC announced an amendment to the CIBC Agreement to include a 50% multiplier for every dollar spent (1.5 Aeroplan Miles earned) at grocery stores, gas stations and drug stores in Canada and abroad for Aerogold cardholders. In 2006, Aeroplan also signed commercial partnership agreements with a number of other partners, including Home Hardware, ING, Sun Life Financial and Uniprix, from which Gross Billings will be generated for Aeroplan beginning in financial year 2007.

Today, Aeroplan has over 60 commercial partners (**Commercial Partners**), representing over 100 brands, with whom Aeroplan members can accumulate and/or redeem Aeroplan Miles. Over the last three years, key Commercial Partners have been added including major nationally recognized retail brand name partners such as Bell Canada, Imperial Oil (Esso) and Home Hardware.

THE AEROPLAN BUSINESS

Overview

Aeroplan is Canada's premier loyalty marketing company. Aeroplan provides its Accumulation Partners with loyalty marketing services to attract and retain customers and to stimulate demand for these partners' products and services. Aeroplan's objective is to offer (i) its Accumulation Partners superior value relative to other marketing alternatives through access to Aeroplan's member base, and (ii) the design and execution of marketing programs aimed at increasing revenue, market share, and customer loyalty.

The Aeroplan Program is one of Canada's longest standing loyalty programs. It was founded in 1984 by Air Canada, Canada's largest domestic and full-service international airline, to manage the airline's frequent flyer program. Aeroplan benefits from its unique strategic relationship with Air Canada in addition to its contractual arrangements with leading Commercial Partners including AMEX, Bell Canada, CIBC, Imperial Oil (Esso), Star Alliance member airlines and numerous hotel chains and car rental companies.

Aeroplan offers its approximately five million active members the ability to accumulate Aeroplan Miles throughout its Accumulation Partner network through purchases of products and services. Aeroplan sells loyalty marketing services, including Aeroplan Miles, to its extensive network of Accumulation Partners, representing brands in credit and charge card, airline, and other industries. Today, credit and charge card partners generate the majority of Aeroplan's Gross Billings. In 2006, approximately 70 billion Aeroplan Miles were accumulated by members representing an equivalent of over $50 billion in consumer spending to earn these Aeroplan Miles. Once members have accumulated a sufficient number of Aeroplan Miles, they can redeem through Aeroplan such Aeroplan Miles for air travel and other attractive rewards offered by Aeroplan's Redemption Partners. Upon the redemption of Aeroplan Miles by its members, Aeroplan incurs the cost to acquire the desired reward.

The following charts illustrate the number of Aeroplan Miles issued and redeemed on an annual basis for the last five years. In addition, the charts include Aeroplan Miles that were earned by members prior to January 1, 2002, for which the responsibility to provide air rewards remains with Air Canada up to 112.4 billion Aeroplan Miles.

Annual Number of Aeroplan Miles Issued


80
70
60
50
40
30
20
10
0
Billions of Miles
2002
2003
2004
2005
2006

Annual Number of Aeroplan Miles Redeemed


Issued by Air Canada pre 2002
Issued by Aeroplan post 2002
80
70
60
50
40
30
20
10
0
Billions of Miles
2002
2003
2004
2005
2006

For the year ended December 31, 2006, Aeroplan generated Gross Billings of $851.9 million. Aeroplan's top three Accumulation Partners were responsible for 91% of Gross Billings for the year ended 2006.

The following chart illustrates Gross Billings generated by Aeroplan for the years ended December 31, 2002, 2003, 2004, 2005 and 2006.

Gross Billings


900
800
700
600
500
400
300
200
100
0
$ millions
2002
2003
2004
2005
2006

Reported amounts for Aeroplan's total revenue for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, were $195.8 million, $380.1 million, $518.0 million, $639.9 million and $769.4 million, respectively. In addition, reported amounts for Aeroplan's operating income for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, were $14.7 million, $84.0 million, $100.5 million, $101.9 million and $140.5 million, respectively. The following charts illustrate Aeroplan's total revenue and operating income for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 and the increasing impact over time of the higher proportion of Aeroplan Miles issued and redeemed by Aeroplan on or after January 1, 2002.

Total Revenue


900
800
700
600
500
400
300
200
100
0
$ millions
2002
2003
2004
2005
2006

Operating Income


160
140
120
100
80
60
40
20
0
$ millions
2002
2003
2004
2005
2006

Reported amounts for Aeroplan's net income (loss) for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, were ($22.2) million, $80.2 million, $100.8 million, $100.3 million, and $143.5 million, respectively. The following chart illustrates Aeroplan's net income (loss) for the years ended December 31, 2002, 2003, 2004, 2005 and 2006.

Net Income (Loss)


200
150
100
50
0
-50
$ millions
2002
2003
2004
2005
2006

Recent Management Initiatives

Since Aeroplan's establishment as a wholly-owned limited partnership of Air Canada on January 1, 2002, management has initiated a number of significant changes aimed at improving its operations and achieving growth in profitability. Most notably, management implemented the initiatives described below.

Improving Member Services

Between 2005 and 2006 calls handled at Aeroplan's contact centres remained flat on a year-to-year basis with 3.6 million calls being processed. From 2005 to 2006, however, the average transaction time for calls handled at the contact centres was reduced by 6%, from 10.5 minutes per call to 9.9 minutes.

Aeroplan's customer service levels meet and frequently exceed industry standards in its comparative groups. With the launch of www.aeroplan.com in May 2002, Aeroplan invested significantly in the progressive development of its online presence, products and services. In 2005, a redesigned online redemption tool was launched for its suite of indulgence rewards, increasing the scope of the program and significantly improving the redemption experience for members. In 2006, Aeroplan completely redesigned its website with a major focus on enhancing usability and the user experience. Aeroplan's new ClassicPlus Flight Rewards were also introduced online in 2006. Since May 2002, Aeroplan has experienced growth in the adoption and use of its website which currently accounts for about 50% of air travel bookings and about 55% of all rewards booked (including non-air rewards).

Percentage of Online Air Bookings for Selected Months


60%
50%
40%
30%
20%
10%
0%
Jan 2002
Dec 2002
Dec 2003
Dec 2004
Dec 2005
Dec 2006

In addition to the development of its contact centres and the *www.aeroplan.com* Internet site, Aeroplan also has an interactive voice recognition system to facilitate members' access to customer services. In December 2005, Aeroplan introduced an automated speech platform to improve self-service functionality which was progressively implemented throughout 2006 and is expected to be fully deployed in 2007. These complementary channels provide Aeroplan with an effective, multiple channel distribution strategy that offers its members a variety of options when redeeming rewards at significantly lower operating costs for the Company.

Increasing Revenue from Credit and Charge Card Partners

In April 2003 Air Canada renegotiated its long-term agreement with CIBC, the operator of Canada's largest retail card franchise and Aeroplan's largest source of Gross Billings. This renegotiation resulted in an increase in Gross Billings per Aeroplan Mile sold and also allowed for less restrictive exclusivity provisions. The CIBC Agreement was assigned by Air Canada to Aeroplan in July 2004. During the last quarter of 2006, Aeroplan and CIBC announced an amendment to the CIBC Agreement to include a 50% multiplier for every dollar spent (1.5 Aeroplan Miles earned) at grocery stores, gas stations and drug stores in Canada and abroad for Aerogold cardholders. Aeroplan and Air Canada also entered into a long-term agreement with AMEX in January 2004 in respect of the creation of the AeroplanPlus card products and the inclusion of Aeroplan in AMEX's Membership Rewards® program.

Acquiring Additional Capacity from Air Canada

Prior to 2004, Air Canada allocated 8% of its seat capacity to Aeroplan rewards. In April 2004, such allocation was increased to 15% under the Avenue Rewards program (which is no longer in effect). Please see the section "The Aeroplan Business – Long-Term Strategic Relationship with Air Canada – CPSA".

On October 16, 2006, in order to improve reward travel choices and provide greater flexibility to make travel arrangements, Aeroplan introduced ClassicPlus Flight Rewards which offer Aeroplan members unrestricted access to available seat inventory across the Air Canada and Jazz networks in both Economy and Executive Class. ClassicPlus Flight Rewards offer improved flexibility for reward travel, complementing Aeroplan's existing ClassicFlight and exclusive Star Alliance Flight Rewards. Together, Aeroplan's flight products provide global reward travel options to more than 850 destinations.

ClassicPlus Flight Rewards effectively replaced the Avenue Rewards product launched in April 2004. The existing ClassicFlight Rewards have not changed and continue to be a core element of Aeroplan's value proposition to members. These rewards continue to represent 8% of Air Canada and Jazz seat capacity on every route, every month. ClassicPlus Flight Rewards are currently not available to a limited number of destinations that do not support electronic tickets. However, electronic ticketing is now available throughout Canada and most of Air Canada's transborder and international destinations, with all destinations planned for electronic ticketing in the near future.

With ClassicPlus Flight Rewards, all capacity available over and above the 8% ClassicFlight Rewards capacity, is offered to members at variable mileage levels. Aeroplan uses a new and innovative availability and booking tool to source seat inventory and to calculate mileage levels on a real-time basis. The number of Aeroplan Miles required to redeem for ClassicPlus Flight Rewards is based on actual airline ticket prices – minus Aeroplan's negotiated discounts as the airline's largest purchaser of seats – and therefore varies in a way similar to airline pricing, depending on factors such as origin, destination, seasonality, time and day of travel.

Air Canada is one of Aeroplan's top three Accumulation Partners.

Adding Consumer Products and Services Partners

Over the last three years, the Company has actively pursued opportunities to increase its partner base with the objective of further expanding its sources of revenue. Aeroplan signed major, nationally recognized retail brand name partners such as Bell Canada, Imperial Oil (Esso) and Home Hardware. These new partners were selected from retail categories which represent substantial spending by Aeroplan's member base. Aeroplan will continue to seek to sign on and leverage highly recognizable national brand names. The Company also intends to seek product categories where members can "double dip" on Aeroplan Miles. For example, if an Aeroplan member purchases

gasoline at Esso using a CIBC Aerogold Visa card, such member receives Aeroplan Miles from both Esso and CIBC.

Diversifying Reward Portfolio

In 2006, as part of its continuing strategy to expand and diversify reward opportunities for its members, Aeroplan added many new rewards to its non-air reward portfolio which by year end offered over 400 such rewards to members for redemption. By the end of 2006, the reward portfolio had expanded to include a wide range of brand name merchandise, gift cards from over 20 national retailers, unique experiential rewards, and the launch of Aeroplan pre-paid gift cards powered by AMEX in eight different categories Aeroplan's online booking engine was further expanded to include car rental rewards from National Car Rental and hotel rewards from Best Western, the world's largest hotel chain. Member response has been consistently positive to the increasing choice and value that non-air rewards provide.

Launching a New Brand Identity

Aeroplan redesigned its brand strategy and commissioned the creation of a new brand identity in late 2003. Two principal factors emerged as drivers of this initiative: (i) the needs of the large non-frequent flyer member base, and (ii) the requirements for branding in the emerging consumer products and services sector of Aeroplan's business. In 2004, Aeroplan launched its new brand identity through its first mass media campaign. Aeroplan's new logo was an award winner for innovation, being included in the 2004 Design Annual edition of the prestigious United States based Communication Arts magazine. Aeroplan initiated a second major mass media campaign in late 2006 that featured the new brand identity in support of the launch of ClassicPlus Flight Rewards.

Aeroplan's Business Model

In general terms, Aeroplan's business is based on two major streams of activity: (i) the sale of Aeroplan Miles and marketing services to Aeroplan's Accumulation Partners; and (ii) delivering rewards to Aeroplan's members through the purchase of rewards from its Redemption Partners.

Business Model


Accumulating Miles
Members use products or services and "accumulate" miles
Accumulation Partners purchase miles from Aeroplan
$
Partners
aeroplan
aeroplan
miles are deposited in Members' accounts
Redeeming Miles
Members redeem miles with Aeroplan
Aeroplan buys seats or products from Redemption Partners (air & non-air rewards)
$
aeroplan
Partners
Members benefit from Redemption Partners' services
Miles not expected to be redeemed "Breakage", estimated at 17%
+ others

Sale of Aeroplan Miles and Marketing Services to Accumulation Partners

Aeroplan derives its Gross Billings from the sale of Aeroplan Miles and marketing services to its Accumulation Partners. The marketing services consist primarily of advertising, promotion and data analytics. In addition, Aeroplan derives service fees for managing Air Canada's tier membership program for its most frequent flyers.

Members accumulate Aeroplan Miles through their purchase of products and services from an extensive network of Accumulation Partners, representing brands in credit and charge card, airline, and other industries.

The gross proceeds received by Aeroplan at the time of sale of Aeroplan Miles to its partners, known as Gross Billings, are deferred and recognized as revenue upon the redemption of Aeroplan Miles for GAAP purposes, except for Breakage as described below. Upon the redemption of Aeroplan Miles, Aeroplan purchases airline seats or other products or services in order to deliver the reward chosen by the member. At such time, Aeroplan incurs and recognizes an expense equal to the cost of the reward, and the deferred revenue related to the Aeroplan Miles being redeemed is recognized as earned revenue from the sale of Aeroplan Miles for GAAP purposes. The other significant expenses incurred by Aeroplan include contact centre expenses and selling and administrative expenses.

Based upon past experience, management anticipates that a number of Aeroplan Miles issued will never be redeemed by members. This is known as Breakage and is presently estimated by management to be 17% of current Aeroplan Miles issued. This estimate is supported by two independent studies conducted in 2004 on behalf of Aeroplan which were updated in 2006. Given the importance of the introduction of ClassicPlus Flight Rewards, Aeroplan will be updating such studies in 2007 to assess the impact, if any on Breakage. Prior to 2004, Breakage was estimated to be 19% of the Aeroplan Miles sold. For those Aeroplan Miles that Aeroplan has estimated will never be redeemed by members, Aeroplan recognizes revenue on a straight-line basis over the average time between the issuance and redemption of an Aeroplan Mile, referred to as the estimated life of an Aeroplan Mile, currently 30 months.

Management believes that the issuance and redemption of Aeroplan Miles are influenced by the nature and volume of Commercial Partners, the types of rewards offered, the general economic activity level and the activity level of competing loyalty marketing programs. These influences could affect redemption and Breakage rates. As of December 31, 2006, Aeroplan had approximately $1.5 billion in deferred revenue that will be recognized for GAAP purposes in the future upon the redemption of outstanding unredeemed Aeroplan Miles.

On an ongoing basis, the total estimated redemption cost for outstanding Aeroplan Miles is determined by Aeroplan as the product of (i) total outstanding number of unredeemed Aeroplan Miles on a specific measurement date net of estimated Breakage, and (ii) the average unit cost per Aeroplan Mile redeemed in the period. Given that the future unit cost per Aeroplan Mile redeemed may fluctuate, the Future Redemption Cost liability is periodically reevaluated using the average unit cost per Aeroplan Mile redeemed in the most recent period.

Service fees are charged for the sale of marketing services to Aeroplan's partners and for the management of Air Canada's frequent flyer tier membership program. In addition, Aeroplan collects various fees that may be charged to members upon redemption of Aeroplan Miles, including booking, service and administrative fees.

Redemption Rewards Purchased from Redemption Partners

Once members have accumulated a sufficient number of Aeroplan Miles, members are entitled to redeem their Aeroplan Miles from Aeroplan's reward portfolio offered through the Company's Redemption Partners. Initially, these rewards were restricted to air travel. Beginning in 2003, Aeroplan made a strategic shift to expand the reward portfolio in order to directly respond to all key areas of interest of the membership. By 2005, in addition to air travel on Air Canada, Jazz and the Star Alliance carriers, the reward portfolio included worldwide car and hotel rewards, a broad selection of brand name merchandise and unique experiential rewards.

On October 16, 2006, in order to improve reward travel choices and provide greater flexibility to make travel arrangements, Aeroplan introduced ClassicPlus Flight Rewards, which offer Aeroplan members unrestricted access to available seat inventory across the Air Canada and Jazz networks in both Economy and Executive Class.

ClassicPlus Flight Rewards offer significantly improved flexibility for reward travel, complementing Aeroplan's existing ClassicFlight and exclusive Star Alliance Flight Rewards. Together, Aeroplan's flight products provide global reward travel options to more than 850 destinations.

ClassicPlus Flight Rewards effectively replaced the Avenue Rewards product launched in April 2004. The existing ClassicFlight Rewards have not changed and continue to be a core element of Aeroplan's value proposition to members. These rewards continue to represent 8% of Air Canada and Jazz seat capacity on every route, every month. ClassicPlus Flight Rewards are currently not available to a limited number of destinations that do not support electronic tickets. However, electronic ticketing is now available throughout Canada and most of Air Canada's transborder and international destinations, with all destinations planned for electronic ticketing in the near future.

With ClassicPlus Flight Rewards, all capacity available over and above the 8% ClassicFlight Rewards capacity is offered to members at variable mileage levels. Aeroplan uses a new and innovative availability and booking tool to source seat inventory and to calculate mileage levels on a real-time basis. The number of Aeroplan Miles required to redeem for ClassicPlus Flight Rewards is based on actual airline ticket prices – minus Aeroplan's negotiated discounts as the airline's largest purchaser of seats – and therefore varies in a way similar to airline pricing, depending on factors such as origin, destination, seasonality, time and day of travel.

In 2006, as part of its continuing strategy to expand and diversify reward opportunities for its members, Aeroplan added many new rewards to its non-air reward portfolio which by year end offered over 400 such rewards to members for redemption. By year end, the reward portfolio had expanded to include a wide range of brand name merchandise, gift cards from over 20 national retailers, unique experiential rewards, and the launch of Aeroplan pre-paid gift cards powered by AMEX in eight different categories. Aeroplan's online booking engine was further expanded to include car rental rewards from National Car Rental and hotel rewards from Best Western, the world's largest hotel chain. Member response has been consistently positive to the increasing choice and value that non-air rewards provide.

Air travel remains the most popular reward among members, representing approximately 90% of all rewards claimed by Aeroplan members in 2006. Aeroplan issued nearly ten million air travel rewards over the last ten years, and over 1.4 million in 2006 alone.

Accumulation Partners

Aeroplan attracts and retains Accumulation Partners based on the value of (i) its member base as a target market for such Accumulation Partners, (ii) the loyalty demonstrated by Aeroplan members with their sustained purchases of partners' products and services, and (iii) the portfolio of value-added marketing services offered by Aeroplan.

Today, Aeroplan has commercial relationships with Accumulation Partners which can be divided into three main categories:

- credit and charge cards;
- airlines; and
- others.

The charts below illustrate Gross Billings in 2005 and 2006 from the sale of Aeroplan Miles by category.

2005 Gross Billings


Others
6%
Airlines
32%
Credit and
Charge
Cards
62%

2006 Gross Billings


Others
5%
Airlines
33%
Credit and
Charge
Cards
62%

Credit and Charge Cards

Overall, the credit and charge card category accounted for approximately 62% of total Gross Billings in 2006 from the sale of Aeroplan Miles to Aeroplan's three partners in this sector: CIBC, AMEX and MBNA.

CIBC. Pursuant to the CIBC Agreement, CIBC administers various Visa and other products through which Aeroplan members can accumulate Aeroplan Miles through their credit card and other spending. In exchange, Aeroplan receives Gross Billings for the Aeroplan Miles credited to participating CIBC Visa cardholders' accounts based on the value of the purchases charged to such cards and other products purchased. Members accumulate Aeroplan Miles based upon an earnings ratio specific to the particular type of card or other product for purchases charged to such card or amounts spent on other products. The CIBC Agreement has a term in excess of five years with renewal provisions.

Aeroplan's association with CIBC started in late 1991, with the launch of the CIBC Aerogold Visa card. Throughout this long-standing relationship, many card innovations have been implemented, enriching the portfolio with complementary products such as CIBC Aerogold Visa card for Business and CIBC AeroCorporate Visa card for business spending. Each CIBC/Aeroplan co-branded Visa card offers a unique set of features and benefits.

AMEX. Pursuant to the AMEX Agreement, AMEX administers various American Express products through which Aeroplan members can accumulate Aeroplan Miles through their card spending. In exchange, Aeroplan receives revenue for the Aeroplan Miles credited to participating AMEX cardholders' accounts based on the value of the purchases charged to such cards. Cardholders accumulate Aeroplan Miles based upon an earnings ratio specific to the particular type of card for purchases charged to such card. The AMEX Agreement has a term in excess of five years with renewal provisions.

AMEX currently offers three card products for consumers: AMEX AeroplanPlus, AMEX AeroplanPlus Gold and AMEX AeroplanPlus Platinum. AMEX also offers the AMEX AeroplanPlus Corporate card. Each AMEX card offers a unique set of features and benefits.

In addition, AMEX operates its own points program called Membership Rewards® that allows certain participants to convert points into Aeroplan Miles.

MBNA. On May 15, 2002, Aeroplan entered into an agreement with MBNA pursuant to which MBNA agreed to offer jointly branded Mastercard credit card products to Aeroplan members who are residents of the United States to allow those Aeroplan members to accumulate Aeroplan Miles through their credit card spending. Cardholders accumulate Aeroplan Miles based upon an earnings ratio specific to the particular card for purchases charged to such card.

Airlines

The airline category accounted for approximately 33% of total Gross Billings in 2006 from the sale of Aeroplan Miles and is comprised of approximately 20 partners, including airlines, most notably Air Canada, Jazz and other Star Alliance member airlines.

Air Canada. Air Canada, Canada's largest domestic and international full-service airline, is one of Aeroplan's leading Accumulation Partners purchasing a high volume of Aeroplan Miles annually for the purpose of awarding Aeroplan Miles to its customers. Aeroplan members can accumulate Aeroplan Miles for travel on flights operated by Air Canada and Jazz. Please see the section "The Aeroplan Business— Long-Term Strategic Relationship with Air Canada – CPSA".

Star Alliance. Aeroplan members can accumulate Aeroplan Miles for travel on flights operated by many of the Star Alliance member airlines. The Star Alliance network, the world's largest airline alliance group, has grown since its inception in 1997 to include the following 17 airlines: Air Canada, United Airlines, Lufthansa, SAS, Thai Airways, Air New Zealand, All Nippon Airways, Austrian Airlines, Singapore Airlines, British Midland, Asiana Airlines, Swiss International, Spanair, South African Airways, LOT Polish Airlines, US Airways and TAP Air Portugal. The Star Alliance network also includes three regional members: Blue 1 (Finland), Adria Airways and Croatia Airlines.

Others

This category accounted for approximately 5% of Gross Billings in 2006 from the sale of loyalty marketing services, including Aeroplan Miles.

Cars and Hotels. Many of the leading Canadian and internationally recognized car rental and hotel companies have joined the Aeroplan Program. Aeroplan's broad-reaching car rental and hotel partner network provides its members with the opportunity to accumulate Aeroplan Miles at a variety of partner locations and also the benefit of being recognized as an Aeroplan Program member when they travel domestically and internationally.

Consumer Products and Services. The consumer products and services sector is the newest sector to be added to the Aeroplan Program.

Aeroplan's top two partners in this sector based on Gross Billings are currently Bell Canada and Imperial Oil (Esso). Bell Canada provides wireline and wireless communications services, Internet access, data services and video services to residential and business customers. Pursuant to a Canada-wide, multi-year relationship entered into in October 2004, Aeroplan members can also accumulate Aeroplan Miles on purchases of eligible products and services, including fuel, car washes and convenience items, at approximately 2,000 Imperial Oil (Esso) branded retail outlets.

During 2006 Aeroplan continued to implement its retail and consumer products strategy by: (i) signing Sun Life Financial, ING, Home Hardware, Uniprix, and XM Radio as Accumulation Partners, (ii) signing promotional partnerships with Costco, Pepsi-QTG and Chrysler, and (iii) initiating a home moving services program under the name of Aeromove™.

Aeroplan is making progress in negotiating and signing on Accumulation Partners in consumer products and services; however, this process is taking longer than originally anticipated.

Members

Membership

Aeroplan currently has approximately five million active members, consisting of those members who have completed at least one transaction (either accumulating or redeeming an Aeroplan Mile) during the last three years.

Starting January 1, 2007, miles that are unused after 7 years (84 months) in a member's account will expire and will be deducted from the total balance in the member's account. All Aeroplan Miles issued prior to January 1, 2007 are considered as having been accumulated on December 31, 2006 for the purpose of the 7-year period, resulting in a potential expiry date of December 31, 2013.

From July 1, 2007 forward, the terms of the mileage expiry policy will be changed to require members to transact with the program, through either one accumulation or one redemption, at least once in a consecutive 12-month period, failing which accumulated Aeroplan Miles in the account will be expired.

Aeroplan anticipates that as a result of this change to its mileage expiry policy, the number of its active members will be reduced.

Communications to Members

Regular communication with individual members through newsletters, monthly statements and periodic special mailings is a cornerstone of the Aeroplan Program. Subsequent to the completion of a study in 2003 and 2004 on the effectiveness of its member communications, Aeroplan's portfolio of member communications and its list of strategic suppliers were revised in 2005 to offer members more choice in channels, more flexible tools and increased potential for highly targeted and relevant messages. The evolution of Aeroplan's member communication continued in 2006 with the implementation of automated marketing management tools which increased Aeroplan's capacity to accommodate the communication needs of its growing list of Commercial Partners. In addition, both on-line and off-line communication vehicles were re-designed in 2006 for deployment in 2007 in order to be better positioned to leverage Aeroplan's segmentation models and increased campaign management effectiveness.

Over two million members now receive statements and other information from Aeroplan by electronic mail.

Protecting the Privacy of Aeroplan's Members

As set out in Aeroplan's privacy policy, the Company is committed to protecting the personal information of its members and of foremost concern is its members' trust in Aeroplan's custodianship of their personal information. Aeroplan is committed to constant self-evaluation of its practices and procedures and to responding to members' comments in order to meet their expectations in this regard. Aeroplan collects, uses, and discloses member information to administer the Aeroplan Program and to offer its members rewards, benefits, products, goods and services under the Aeroplan Program. Aeroplan does not collect, use or disclose personal information about a member without consent except as may otherwise be permitted or required by law. Aeroplan's members may opt out of its marketing lists which are used to promote special offers from Aeroplan and its partners. Aeroplan uses contractual provisions to ensure that its Commercial Partners are bound to protect consumer privacy. Aeroplan's privacy policy is designed to meet or exceed the requirements of Canadian privacy law, including the Federal Privacy Act, and the principles set forth in the Canadian *National Standard for the Protection of Personal Information* (CAN/CSA- Q830-96). Aeroplan's Code of Ethics and Business Conduct reinforces its commitment to protecting privacy. Aeroplan's investment in this regard contributes to building corporate trust, its reputation, and brand.

Operations

Member Segmentation and Data Analysis

Aeroplan develops member segmentation models using its members' purchasing behaviour data. The current model identifies different categories of members based on key behavioural indicators including flying patterns, accumulation sources and rate, tenure in the Aeroplan Program, and other factors. Aeroplan's communications with its members have become more relevant and meaningful to members, and the information emerging from the model drives such communications. Aeroplan's capacity to provide targeted communications presents a value-added marketing tool to its Commercial Partners at competitive rates to alternative mass media.

The objectives of such targeted communication are: (i) to increase members' spending and accumulation of Aeroplan Miles with different Accumulation Partners, (ii) to accelerate the activation of new members, and (iii) to maximize the retention of members in the Aeroplan Program by encouraging their active participation in the Aeroplan Program through accumulation and redemption.

All Accumulation Partners are given communications access to targeted members through Aeroplan's member communications, including direct mail, email and new member fulfillment materials, and Aeroplan's Internet site *www.aeroplan.com*. Aeroplan has specialized marketing planning expertise for each of the major industry sectors in which it has significant Accumulation Partners. Aeroplan also offers dedicated and coalition marketing promotions for Accumulation Partners which often take the form of multi-channel national campaigns, including point-of-sale promotions, national advertising and direct marketing.

Member Servicing and Distribution

Prior to 2002, Aeroplan rewards were exclusively distributed through contact centres. Since then, other channels have been developed and distribution is now handled through a combination of contact centres and Aeroplan's Internet site *www.aeroplan.com*. In December 2005, Aeroplan began introducing an automated speech platform to improve self-service functionality which was progressively implemented throughout 2006 and is expected to be fully deployed in 2007. These channels provide Aeroplan with an effective distribution strategy that offers its members a variety of options when redeeming rewards.

Contact Centre Operations. There are two Aeroplan contact centres, one located in Vancouver and the other in Montreal. The contact centres are staffed by a skilled workforce who receive extensive training upon joining Aeroplan and on an ongoing basis. The Vancouver and Montreal contact centres are staffed with approximately 530 and 300 full-time equivalent agents, respectively. The centres are managed by a team of contact centre managers who are accountable for performance and continued productivity improvements.

The centres handle approximately 3.8 million calls per year, which are primarily for booking air reward redemptions. Agents' knowledge of the Aeroplan Program allows them to guide and advise members on how best to utilize the Aeroplan Program. In addition, the contact centres provide product support by answering member queries and provide administrative support for product fulfillment, including ticketing and account crediting.

Aeroplan's Website.aeroplan.com. Aeroplan's website, first introduced in 2002, now accounts for about 50% of all air travel rewards issued by Aeroplan. It also accounts for all non-air travel rewards issued. Over the last four years, major investments in Aeroplan's Internet site have allowed Aeroplan to offer a self-service alternative to members, to optimize communications to members, and to lower overall costs. In 2006, Aeroplan implemented the next phase of development of its Internet site, introducing enhanced user experience, a state-of-the-art booking engine with shopping cart functionality and increased on-line booking functionality. The number of visits to *aeroplan.com* was over 20 million in 2006.

Systems and Infrastructure

Aeroplan's technology organization consists of skilled individuals with strong business knowledge. While project management, systems analysis, strategy and architecture functions are performed internally, Aeroplan relies on external technology partners to perform systems operations and applications development. All systems and

infrastructure are designed to safeguard and protect Aeroplan's members' data from unauthorized access, use or disclosure.

Direct Marketing (DM) System. Aeroplan's core system is where member profile information and transactional data is managed and stored. Data is exchanged electronically through a set of predefined solutions to suit Aeroplan's partners' requirements. Connectivity to DM can be batch or real-time allowing access to up-to-the minute information. The DM system was designed by Aeroplan, providing it with a competitive advantage. The system has the ability to host multiple loyalty programs.

Business Intelligence (BI) Infrastructure. Aeroplan's business intelligence system was implemented in 2004 and uses industry leading analytical tools. It features three components providing Aeroplan and its partners significant strategic benefits:

- highly sophisticated analytical software enabling predictive modeling and trend analysis;
- on-line campaign management; and
- enterprise and partner self-service reporting, including daily and monthly accumulation reporting for financial purposes and partner verification.

Telephony. The telephone system used by Aeroplan is a highly advanced and integrated system. Together with its call forecasting and workforce management system, it maximizes use of resources available at the Vancouver and Montreal contact centres.

Long-Term Strategic Relationship with Air Canada

Aeroplan has a long-term strategic relationship with Air Canada, Canada's largest domestic and international full-service airline.

Management believes that Aeroplan's strategic relationship with Air Canada results in several competitive advantages to Aeroplan, including:

- an affiliation with the strong Air Canada brand;
- Aeroplan's role as Air Canada's exclusive loyalty marketing provider based in Canada;
- attractive rates for seat capacity on the Air Canada and Jazz networks based on Aeroplan's status as Air Canada's largest customer; and
- access to Air Canada's passengers for the purposes of acquiring new Aeroplan members.

Aeroplan is a party to the following major agreements with Air Canada: (i) an Amended and Restated Commercial Participation and Services Agreement dated June 9, 2004, as amended, including by the agreements dated May 13, 2005 and October 13, 2006 (**CPSA**); (ii) a Database Agreement dated May 13, 2005, effective January 1, 2002 (**Database Agreement**); (iii) an Amended and Restated Master Services Agreement dated May 13, 2005, effective January 1, 2005 (**MSA**); (iv) a General Services Agreement dated May 13, 2005, effective January 1, 2005 (**GSA**); and (v) Trademark License Agreements dated May 13, 2005 and November 23, 2006 (**Trademark License Agreements**).

CPSA

Pursuant to the CPSA, Aeroplan offers its Classic Flight Rewards through a fixed seat capacity allocation on AC Flights, consisting of a total of 8% of the seat capacity on flights operated by Air Canada and its affiliate, Jazz, and certain other air carriers under the "AC" code at a fixed rate per mile flown. The rates charged for such seat capacity are fixed through the end of 2007. Thereafter, any upwards or downwards adjustments to such rates must maintain aggregate discounts at least as favourable to Aeroplan as those set out in the current rates, with any adjustment, based on an identified set of parameters. As of October 16, 2006 Aeroplan gained access to unlimited seat capacity on AC Flights with the introduction of its ClassicPlus Flight Rewards product, which replaced the previous Avenue Rewards product. Under these recent arrangements, no changes were made to the Classic Flight Rewards terms, and Aeroplan continues to have access to 8% of the seat capacity on AC Flights at a fixed rate (subject to adjustments described above) and is able to purchase additional inventory based on published fares with a variable discount depending on fare type. Any future adjustments to this variable discount would be based on an identified set of parameters. The CPSA also provides that Aeroplan would be charged the most favorable rates charged to any other loyalty program, taking into account Aeroplan's status as the largest consumer of Air Canada's seat inventory. These new arrangements allowed Aeroplan to provide its members with significant improved access to air travel rewards.

Air Canada, including other Star Alliance partners, is Aeroplan's largest Redemption Partner. Air Canada pays a fee to participate in the Aeroplan Program which is based on the Aeroplan Miles awarded to Air Canada customers who travel on AC Flights and is included under Gross Billings in the financial statements of Aeroplan. For 2006, 89.7% of total reported cost of rewards was paid to Air Canada, compared to 93.2% for 2005. Selling, general and administrative expenses where Air Canada was the supplier of services represented 47.5% and 56.0% of total reported operating expenses for 2006 and 2005.

Aeroplan is required to purchase annually a minimum number of reward travel seats on AC Flights which number is a function of Aeroplan's consumption of seats in the three preceding calendar years. This minimum commitment amounts to $296.1 million for 2007. Moreover, Air Canada is required to purchase a minimum number of Aeroplan Miles annually.

The CPSA also provides that Aeroplan shall, in return for a service fee, manage Air Canada's frequent flyer tier membership program for Air Canada Super Elite™, Elite™ and Prestige™ customers, as well as perform certain marketing and promotion services for Air Canada, including contact centre services for the frequent flyer tier membership program.

The CPSA prevents any other transportation business that competes with Air Canada (other than Star Alliance member airlines) from participating in the Aeroplan Program, provided that Aeroplan can have, as Commercial Partners, certain transportation companies such as car rental companies and cruise ship lines with Air Canada's prior approval (not to be unreasonably withheld). This exclusivity provision shall cease to apply if, in four consecutive quarters based on a quarterly, year-over-year comparison, a very significant decrease occurs in the total seat capacity of Air Canada and Jazz (**Air Canada Material Change**). Alternatively, Aeroplan may terminate the CPSA upon the occurrence of an Air Canada Material Change.

Air Canada is not permitted during the term of the CPSA to create or participate in any other frequent flyer program or customer loyalty recognition program other than programs with certain alliance partners who have agreed to give Aeroplan reciprocal access and internal programs that are not denominated in a reward currency, as well as certain other programs operated by third parties if particular conditions are met. This exclusivity provision shall cease to apply if, in four consecutive quarters based on a quarterly, year-over-year comparison, a very significant decrease occurs in the total number of Aeroplan Miles accumulated in the Aeroplan Program, provided that such decrease is unrelated to material reductions in the seat capacity of Air Canada and Jazz (**Aeroplan Material Change**). Alternatively, Air Canada may terminate the CPSA upon the occurrence of an Aeroplan Material Change.

Subject to the foregoing, the CPSA expires on June 29, 2020, subject to four automatic renewals of five years each, unless either party provides written notice to the other of its intention not to renew at least 12 months prior to the expiry of the initial term or the then current renewal term.

Amendment to the CPSA dated October 13, 2006

Under the CPSA, Air Canada retained responsibility for Aeroplan Miles to be redeemed from accumulations of Aeroplan Miles up to December 31, 2001. Aeroplan assumed responsibility for all Aeroplan Miles issued beginning January 1, 2002. Pursuant to the October 13, 2006 amendment to the CPSA, Aeroplan and Air Canada agreed to revise Air Canada's obligation for the cost of air rewards related to the redemption of Aeroplan Miles issued under the Aeroplan Program and earned by members prior to January 1, 2002 from 103.4 to 112.4 billion Aeroplan Miles.

Database Agreement

Pursuant to the Database Agreement, Aeroplan manages Air Canada's passenger information database. The Database Agreement allows Aeroplan to access and use the Air Canada database information for statistical purposes, as well as for revenue generating and general marketing purposes by using such information to conduct market research for other Aeroplan partners who are not in direct competition with Air Canada. Moreover, Air Canada is entitled to access and use the Aeroplan database information for certain limited purposes, including pre-approved targeted marketing activities. The access and usage by each of Aeroplan and Air Canada is subject to adherence to any applicable confidentiality restrictions and pre-established fees based on information access or use, which fees are invoiced on a quarterly basis and are subject to revision annually. During 2006, no fees were billed or paid under the Database Agreement.

The Database Agreement expires on June 29, 2020. In addition, the Database Agreement automatically terminates in the event that the CPSA is terminated.

MSA

Pursuant to the MSA, Air Canada has agreed to provide certain services to Aeroplan in return for a fee based on Air Canada's fully allocated cost of providing such services to Aeroplan plus a mark-up to reflect overhead and administrative costs. For 2005, the fees charged to Aeroplan for such services were set at a fixed amount. For 2006, such fees were calculated based on Air Canada's fully allocated cost of providing the services to Aeroplan in 2005, plus a pre-determined mark-up to reflect overhead and administrative costs. The services contemplated by the MSA provide Aeroplan with infrastructure support and are mostly administrative in nature, including information technology, human resources, and finance and accounting. The most significant services relate to information technology whereby Aeroplan benefits from the agreement signed by Air Canada with each of IBM and BCE Nexxia, as well as Air Canada's internal information technology resources.

Aeroplan may elect to terminate any services under the MSA (without terminating the whole MSA) or the entire MSA, upon six months' prior written notice. Air Canada may elect to terminate any services under the MSA (without terminating the whole MSA) or the entire the MSA, upon 18 months' prior written notice. These termination rights do not exist with regard to the information technology services provided pursuant to the MSA as those services shall only be terminated contemporaneously with the termination of the agreements between Air Canada and each of IBM and Bell Canada.

In all events of termination, Aeroplan benefits from certain transition obligations to be provided by Air Canada.

GSA

The GSA provides Aeroplan with the services of a group of unionized contact centre employees of Air Canada. Aeroplan must reimburse Air Canada for all costs, including salary and benefits, related to the contact centre employees on a fully allocated basis. With regard to the shortfall in the pension plan maintained by Air Canada which covers, among other things, these contact centre employees, Aeroplan has agreed to pay an amount not to exceed $13.1 million over the next seven years to compensate Air Canada for contact centre employees' share of the unfunded Air Canada pension liability. The GSA has an indefinite term but it can be terminated, subject to certain conditions, by either party upon six months' prior written notice. Please see the section "Employees".

Trademark License Agreement dated May 13, 2005

Air Canada granted Aeroplan LP a royalty-free, non-exclusive, non-sublicensable, non-assignable right to use certain trademarks registered by Air Canada around the world which incorporate the Air Canada name, and/or Air Canada's roundel design, solely in association with the Aeroplan Program. The Trademark License Agreement dated May 13, 2005 can be terminated in the event the CPSA is terminated.

Trademark License Agreement dated November 23, 2006

Aeroplan LP granted Air Canada a royalty-free, non-exclusive, non-sublicensable, non-assignable right to use certain trademarks registered by Aeroplan LP around the world which incorporate the Aeroplan LP name, and/or other trademarks, solely in association with the loyalty marketing program operated by Aeroplan, the management of Air Canada's tier program for frequent travelers and scheduled and charter air transportation services. The Trademark License Agreement dated November 23, 2006 can be terminated in the event the CPSA is terminated.

Logos and Trademarks

Management believes that its trademarks are important to its competitive position. Aeroplan™, Aéroplan™, Aeroplan Design™, Aéroplan Design™, AeroCorporate™, AéroEntreprise™, Aeroplan Plus™, Aerogold™, Aéro Or™ and Aeromove™ are registered trademarks owned by Aeroplan in Canada. Aeroplan also owns additional trademarks in connection with its loyalty marketing business. Air Canada has granted Aeroplan LP a license to use the Air Canada™ and Air Canada Roundel™ trademarks around the world solely in association with the Aeroplan Program. Please see the section "The Aeroplan Business — Long-Term Strategic Relationship with Air Canada — Trademark License Agreement dated May 13, 2005". The Fund has been granted a license to use the Aeroplan™, Aéroplan™, Aeroplan Design™ and Aéroplan Design™ trademarks in Canada.

Aeroplan's intangible assets are an important part of its business. Aeroplan benefits from the goodwill established for the Aeroplan brand name. Aeroplan protects its proprietary information, including its trademarks and database, through trademark laws, contractual provisions and confidentiality procedures. Employees, service providers and partners are contractually bound to protect Aeroplan's proprietary information in order to control access to and the distribution of any such information.

Competition

Aeroplan generally competes with other forms of marketing services, including advertising, promotions and other loyalty incentives, both traditional and on-line, for a portion of a client's total marketing budget. In addition, Aeroplan competes against proprietary loyalty programs developed by Aeroplan's existing and potential Commercial Partners. Aeroplan's principal competitors in Canada include the Air Miles™ program, frequent flyer programs operated by airlines, and loyalty programs operated by consumer products and services retailers, credit and charge card institutions, and gasoline retailers.

For each of Aeroplan's marketing services, Aeroplan expects competition to remain intense in its market. In addition, competitors of the Aeroplan Program may target its Accumulation Partners and members as well as draw rewards from Aeroplan's Redemption Partners. Aeroplan's ability to generate Gross Billings from its Accumulation Partners will depend on its ability to differentiate itself through the products and services it offers and the attractiveness of its Aeroplan Program to consumers. The continued attractiveness of the Aeroplan Program will depend in large part on its ability to remain affiliated with Commercial Partners that are valuable to consumers and to offer rewards that are both attainable and attractive to consumers. For Aeroplan's database marketing services, its ability to continue to capture detailed transaction data on consumers is critical to providing effective customer relationship management strategies for Aeroplan's Accumulation Partners.

Regulatory

Privacy

A number of privacy laws have been enacted in Canada. Aeroplan has a privacy policy which is designed to meet or exceed the requirements of Canada's federal private sector privacy legislation, the *Federal Privacy Act*. The *Federal Privacy Act* governs the collection, use and disclosure of personal information in the course of commercial activities. Pursuant to the *Federal Privacy Act*, organizations may collect, use or disclose personal information only for purposes that a reasonable person would consider appropriate in the circumstances. Furthermore, the knowledge and consent of the individual are required for the collection, use or disclosure of his or her personal information except in certain circumstances as set out in the *Federal Privacy Act*. Québec, Alberta and British Columbia also have private sector privacy legislation and that legislation has been declared substantially similar to the *Federal Privacy Act*. Management believes that its privacy policy and practices comply with the applicable law. Please see the section "The Aeroplan Business— Members — Protecting the Privacy of Aeroplan's Members".

Canadian Transportation Agency

The CTA has ruled that air traveler loyalty programs, such as the Aeroplan Program, are subject to the requirements of the *Canada Transportation Act* and its regulations as such programs are considered terms and conditions of carriage. The CTA has broad powers to regulate terms and conditions of carriage, including the power to suspend, disallow or substitute the terms or conditions of carriage that it finds do not comply with the requirements of the *Canada Transportation Act* or its regulations.

Debt Financing

On June 29, 2005, concurrent with the closing of the Initial Public Offering, Aeroplan entered into a credit agreement (**New Credit Facilities**) comprising of a $300 million (or the U.S. dollar equivalent thereof) term A facility (**Term Facility**), a $100 million (or the US dollar equivalent thereof) term B facility (**Acquisition Facility**), and a $75 million (or the U.S. dollar equivalent thereof) revolving credit facility (**Revolving Facility**).

The New Credit Facilities are provided by a syndicate of lenders (**Lenders**) with the Royal Bank of Canada acting as the administrative agent. Each of the Term Facility and the Acquisition Facility have a four year term and mature on June 29, 2009, or earlier, at the option of Aeroplan. The three year term of the Revolving Facility was extended in 2006 and now matures on June 29, 2009, instead of June 29, 2008.

The term of the Revolving Facility may be extended at Aeroplan LP's option for additional one-year periods on each anniversary of the closing of the Initial Public Offering, subject to prior approval by Lenders holding no less than two thirds of the total commitment under the Revolving Facility. Non-consenting Lenders are allowed to withdraw from the Revolving Facility at the maturity date. Non-consenting Lenders may be replaced by other lenders, failing which the amount available under the Revolving Facility may be reduced. All of the Lenders consented to the said June 29, 2009 extension to the term under the Revolving Facility.

The Term Facility was available in one drawdown on the closing of the Initial Public Offering to fund a portion of the Aeroplan Miles Redemption Reserve and certain capital expenditures in the aggregate amount of $7 million, with the remainder available to repay the Acquisition Promissory Note. The Acquisition Facility is available for multiple drawings to fund permitted acquisitions. Under the Revolving Facility, up to $25 million was available on the closing of the Initial Public Offering for general corporate and working capital purposes with the balance fully available thereafter. A swingline facility of up to $5 million is also available as a sub-component of the Revolving Facility for cash management and working capital purposes.

On the closing of the Initial Public Offering, $300 million was drawn under the Term Facility, and as at December 31, 2006, the amount outstanding under the Term Facility remains $300 million. As at December 31, 2006, no amounts were drawn under the Acquisition Facility. An amount of $18 million was drawn under the Revolving Facility on June 29, 2005, concurrent with the closing of the Initial Public Offering, for general and

working capital purposes and repaid in September 2005. As at December 31, 2006, no amounts were drawn under the Revolving Facility.

The New Credit Facilities are secured by substantially all of the present and future assets of Aeroplan, subject to a priority guarantee granted jointly and severally by Aeroplan in favour of First Data Loan Company, Canada. This priority guarantee arises in connection with a merchant services agreement dated September 30, 2004 entered into with First Data Loan Company, Canada by Aeroplan, Air Canada and other ACE Aviation subsidiaries. Aeroplan's maximum exposure under this guarantee as at December 31, 2006 and December 31, 2005 was $205.2 million and $155.2 million, respectively.

Aeroplan LP's obligations in respect of the New Credit Facilities are also guaranteed by the Trust. As security for its guarantee obligations, the Trust provided a first ranking security over all of its present and future assets, including a first ranking pledge of all securities held by the Trust in Aeroplan and Aeroplan GP, subject to certain exclusions and permitted liens.

The New Credit Facilities contain customary representations and warranties and are subject to customary terms and conditions (including negative covenants, financial and other covenants and events of default) for borrowings of this nature, including limitations on paying distributions.

The terms of the New Credit Facilities include certain covenants limiting the aggregate amount of distributions by Aeroplan LP to holders of record of LP Units during any twelve-month period from exceeding the aggregate Distributable Cash of Aeroplan LP during such period. Distributions by Aeroplan LP are also prohibited upon the occurrence and continuance of an event of default under the New Credit Facilities.

Other

Facilities

Aeroplan is party to two real estate leases with Air Canada for the following premises: (i) 40,902 square feet of office space and contact centres located at the Vancouver International Airport at 6001 Grant McConachie, Richmond, British Columbia, and (ii) 11,255 square feet of office space at 50 Bay Street, Toronto, Ontario. Aeroplan previously rented 91,476 square feet of office space and contact centres from Air Canada at 5100 de Maisonneuve Boulevard West, Montreal, Québec. In 2006, Air Canada sold its real estate at 5100 de Maisonneuve Boulevard West and since the date of sale, the lease has been between Aeroplan and the purchaser of the property.

All of such leases are at market rates for five-year terms commencing January 1, 2004 with certain renewal and expansion rights.

Environmental

Aeroplan's operations do not create environmental consequences, and Aeroplan has not identified any existing or potential environmental hazards at any of its leased facilities, nor has it received any inquiry or notice that has resulted, or may reasonably be expected to result in, actual or potential proceedings, claims, lawsuits or losses related to environmental liabilities.

Litigation

From time to time, Aeroplan becomes involved in various claims and litigation as a result of carrying on its business. While the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current pending claims and litigation will not have a material impact on Aeroplan's financial position and results of operations.

DESCRIPTION OF THE FUND

General

The Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario pursuant to the Fund Declaration of Trust. The Fund qualifies as a mutual fund trust for the purposes of the Tax Act. The following is a summary of the material attributes and characteristics of the Units and certain provisions of the Fund Declaration of Trust, which summary does not purport to be complete. Reference is made to the Fund Declaration of Trust for a complete description of the Units and the full text of its provisions.

Activities of the Fund

The Fund Declaration of Trust provides that the Fund is restricted to:

(i) acquiring, investing in, transferring, disposing of, and otherwise dealing with securities issued by the Trust or a wholly-owned subsidiary of the Fund which is a *Canadian corporation* (within the meaning of the Tax Act) (**ExchangeCo**);

(ii) temporarily holding cash in interest-bearing accounts, short-term government debt or short-term investment grade corporate debt for the purposes of paying the expenses and liabilities of the Fund, paying amounts payable by the Fund in connection with the redemption of any Units or other securities of the Fund and making distributions to Unitholders;

(iii) issuing Units or securities convertible into Units, including for the following purpose of (i) obtaining funds to conduct the activities of the Fund, including raising funds for acquisition (ii) satisfying non-cash distributions to Unitholders, (iii) implementing any unitholder rights plan, unit purchase plans, distribution reinvestment plans, incentive option plans or other compensation plans, if any, established by the Fund, or (iv) giving effect to the rights of exchange under the Investor Liquidity Agreement;

(iv) issuing debt securities (including debt securities convertible into or exchangeable for Units or other securities of the Fund) or otherwise borrowing and mortgaging, hypothecating, pledging, charging, granting a security interest in or otherwise encumbering any of its assets as security;

(v) guaranteeing the payment of any indebtedness, liability or obligation of Aeroplan LP, Aeroplan GP or their respective subsidiaries or the performance of any obligation of any of them, and mortgaging, hypothecating, pledging, charging, granting a security interest in or otherwise encumbering all or any part of its assets as security for such guarantee, and subordinating its rights under the Trust Notes to other indebtedness, in each case to the extent permitted under the Tax Act;

(vi) disposing of any part of the assets of the Fund;

(vii) purchasing securities pursuant to any issuer bid made by the Fund;

(viii) satisfying the obligations, liabilities or indebtedness of the Fund; and

(ix) undertaking all other usual and customary actions for the conduct of the activities of the Fund in the ordinary course as are approved by the Trustees from time to time, or as are contemplated by the Fund Declaration of Trust,

provided that the Fund will not undertake any activity, take any action, omit to take any action or make or retain any investment which would result in the Fund not being considered a "mutual fund trust" for purposes of the Tax Act, or would result in the Units being treated as "foreign property" for the purposes of the Tax Act.

Units

An unlimited number of Units may be issued pursuant to the Fund Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains (other than net realized capital gains allocated and distributed to redeeming Unitholders) or other amounts, and in the net assets of the Fund in the event of termination or winding-up of the Fund.

All Units are of the same class with equal rights and privileges The Units issued pursuant to the Initial Public Offering are not subject to future calls or assessments, and entitle the holders thereof to one vote for each whole Unit held at all meetings of Unitholders.

Except as set out under "Redemption at the Option of Unitholders" below, the Units have no conversion, retraction, redemption or pre-emptive rights.

Issuance of Units

The Fund Declaration of Trust provides that the Units or rights to acquire Units may be issued at the times, to the persons, for the consideration and on the terms and conditions that the Trustees determine, including pursuant to any unitholder rights plan, distribution reinvestment plan, unit purchase plan or any incentive option or other compensation plan established by the Fund. Units may also be issued in satisfaction of any non-cash distribution of the Fund to Unitholders on a pro rata basis to the extent that the Fund does not have available cash to fund such distributions. The Fund Declaration of Trust also provides, unless the Trustees determine otherwise, that immediately after any pro rata distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will automatically be consolidated such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the non-cash distribution, except where tax was required to be withheld in respect of the Unitholder's share of the distribution. In this case, each certificate, if any, representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation. Where amounts so distributed represent income, non-resident holders will be subject to withholding tax and the consolidation will not result in such non-resident Unitholders holding the same number of Units. Such non-resident Unitholders will be required to surrender the certificates, if any, representing their original Units in exchange for a certificate representing their post-consolidation Units.

Trustees

The Fund has a minimum of three Trustees and a maximum of ten Trustees, the majority of whom must be residents of Canada (within the meaning of the Tax Act). The Trustees are to supervise the activities, and manage the affairs, of the Fund. Roman Doroniuk, Joanne Ferstman, Pierre Marc Johnson, John T. McLennan and David I. Richardson are the trustees of the Fund.

The Fund Declaration of Trust provides that, subject to its terms and conditions, the Trustees have full, absolute and exclusive power, control and authority over the trust assets and over the affairs of the Fund to the same extent as if the Trustees were the sole and absolute legal and beneficial owners of the trust assets and supervise the investments and conduct the affairs of the Fund. Subject to such terms and conditions, the Trustees are responsible for, among other things:

- acting for, voting on behalf of and representing the Fund as a holder of Trust Units and Trust Notes;
- maintaining records and providing reports to Unitholders;
- supervising the activities and managing the investments and affairs of the Fund;
- effecting payments of distributions from the Fund to Unitholders, subject to certain limitations;

- voting in favour of the Fund's nominees to serve as trustees of the Trust;
- investing funds of the Fund; and
- issuing Units or securities convertible into or exchangeable for Units.

Any one or more of the Trustees may (i) resign upon 30 days' written notice to the Fund, unless such resignation would cause the number of remaining Trustees to be less than a quorum, in which case the resignation is effective only upon the appointment of a successor trustee, or (ii) be removed by an Ordinary Resolution of the Unitholders. The vacancy created by the removal or resignation may be filled at the same meeting or failing which, it may be filled by the affirmative vote of a quorum of the Trustees.

Trustees are appointed at each annual meeting of Unitholders to hold office for a term expiring at the close of the next annual meeting. A quorum of the Trustees, being the majority of the Trustees then holding office, provided that a majority of the Trustees comprising such quorum shall not be non-residents for purposes of the Tax Act, may fill a vacancy in the Trustees, except a vacancy resulting from a failure of the Unitholders to elect the required number of Trustees. In the absence of a quorum of Trustees, or if the vacancy has arisen from a failure of the Unitholders to elect the required number of Trustees, the Trustees will promptly call a special meeting of the Unitholders to fill the vacancy. If the Trustees fail to call that meeting or if there are not Trustees then in office, any Unitholder may call the meeting. The Trustees may, between annual meetings of Unitholders, appoint one or more additional Trustees to serve until the next annual meeting of Unitholders, but the number of additional Trustees shall not at any time exceed one-third of the number of Trustees who held office at the expiration of the immediately preceding annual meeting of Unitholders.

The Fund Declaration of Trust provides that the Trustees shall act honestly and in good faith with a view to the best interests of the Fund and in connection with that duty exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Fund Declaration of Trust provides that each Trustee is entitled to indemnification from the Fund in respect of the exercise of the Trustee's power and the discharge of the Trustee's duties, provided that the Trustee acted honestly and in good faith with a view to the best interests of all the Unitholders or, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the Trustee had reasonable grounds for believing that his/her conduct was lawful.

Cash Distributions

The Fund intends to make monthly distributions of its available cash to the extent possible to Unitholders, within 15 days of the end of each month, after receiving equivalent distributions from Aeroplan. Such monthly cash distributions will be made to Unitholders of record on the last business day of each month, and consist of Distributable Cash less estimated cash amounts required for expenses and other obligations of the Fund, including any tax liability, and cash redemptions of Units.

In addition, on December 31 of each year, the Fund shall make payable to the Unitholders, and such Unitholders will have an enforceable right to payment (either in cash, in Units or otherwise) on such date, of a distribution of income and net realized capital gains for such year which are in excess of monthly distributions during such year, as the Trustees may determine, to ensure that the Fund does not have an income tax liability under Part I of the Tax Act.

Any income of the Fund which is applied to any cash redemptions of Units or is otherwise unavailable for cash distribution shall, to the extent necessary to ensure that the Fund does not have an income tax liability under Part I of the Tax Act, be distributed to Unitholders in the form of additional Units. Those additional Units shall be issued under exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

The Fund intends to make monthly cash distributions to Unitholders of record on the last business day of each month, and the distributions are paid no later than the last business day of the following month.

Holders of Units who are non-residents of Canada (as defined in the Tax Act) are required to pay all withholding taxes payable in respect of any distributions of income by the Fund, whether those distributions are in the form of cash or additional Units. Non-residents should consult their own tax advisors regarding the tax consequences of investing in the Units.

Redemption at the Option of Unitholders

Units are redeemable at any time on demand by the holders thereof. As the Units were issued in book-entry form, a Unitholder who wishes to exercise the redemption right is required to obtain a redemption notice form from the Unitholder's investment dealer who will be required to deliver the completed redemption notice form to the Fund at its head office and to CDS. Upon receipt of the redemption notice by the Fund, all rights to and under the Units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive a price per Unit (**Redemption Price**) equal to the lesser of:

(i) 90% of the "market price" of a Unit calculated as of the date on which the Units were surrendered for redemption (**Redemption Date**); and

(ii) 100% of the "closing market price" on the Redemption Date.

For purposes of this calculation, the "market price" of a Unit as at a specified date, will be:

(iii) an amount equal to the volume weighted average trading price of a Unit on the principal exchange or market on which the Units are listed or quoted for trading during the period of ten consecutive trading days ending on such date;

(iv) an amount equal to the volume weighted average of the closing prices of a Unit on the principal exchange or market on which the Units are listed or quoted for trading during the period of ten consecutive trading days ending on such date, if the applicable exchange or market does not provide information necessary to compute a volume weighted average trading price; or

(v) if there was trading on the applicable exchange or market for fewer than five of the ten trading days, an amount equal to the volume weighted average of the following prices established for each of the ten consecutive trading days ending on such date: the volume weighted average of the last bid and last asking prices of the Units for each day on which there was no trading; the volume closing price of the Units for each day that there was trading if the exchange or market provides a closing price; and the volume weighted average of the highest and lowest prices of the Units for each day that there was trading, if the market provides only the highest and lowest prices of Units traded on a particular day.

The "closing market price" of a Unit for the purpose of the foregoing calculations, as at any date, will be:

(i) an amount equal to the volume weighted average trading price of a Unit on the principal exchange or market on which the Units are listed or quoted for trading on the specified date if the principal exchange or market provides information necessary to compute a volume weighted average trading price of the Units on the specified date;

(ii) an amount equal to the closing price of a Unit on the principal market or exchange, if there was a trade on the specified date and the principal exchange or market provides only a closing price of the Units on the specified date;

(iii) an amount equal to the simple average of the highest and lowest prices of the Units on the principal market or exchange, if there was trading on the specified date and the principal exchange or market provides only the highest and lowest trading prices of the Units on the specified date; or

(iv) the simple average of the last bid and last asking prices of the Units on the principal market or exchange, if there was no trading on the specified date.

The aggregate redemption price payable by the Fund in respect of all Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment no later than the last day of the month following the month in which the Units were tendered for redemption, provided that the entitlement of Unitholders to receive cash upon the redemption of their Units is subject to the limitations that:

(i) the total amount payable by the Fund in respect of those Units and all other Units tendered for redemption in the same calendar month shall not exceed $50,000, provided that the Trustees may, in their sole discretion, waive this limitation in respect of all Units tendered for redemption in any calendar month;

(ii) at the time the Units are tendered for redemption, the outstanding Units shall be listed for trading on a stock exchange or traded or quoted on another market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Units; and

(iii) the normal trading of Units is not suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any market on which the Units are quoted for trading) on the Redemption Date or for more than five trading days during the 10-day trading period ending on the Redemption Date.

If a Unitholder is not entitled to receive cash upon the redemption of Units as a result of one or more of the foregoing limitations, then each Unit tendered for redemption shall, subject to any applicable regulatory approvals (which the Fund shall use reasonable commercial efforts to obtain forthwith), be redeemed by way of a distribution *in specie*. In such circumstances, Series 1 Trust Notes and Trust Units of a value as determined by the Trustees equal to the Redemption Price will be redeemed by the Trust in consideration of the issuance to the Fund of Series 3 Trust Notes and Series 2 Trust Notes, respectively. The Series 2 Trust Notes and the Series 3 Trust Notes will then be transferred to ExchangeCo, in exchange for Series 2 Exchange Notes and Series 3 Exchange Notes, respectively. The Series 2 Exchange Notes and Series 3 Exchange Notes will have terms similar to the Series 2 Trust Notes and Series 3 Trust Notes, respectively, except that the interest rates on the Series 2 Exchange Notes and Series 3 Exchange Notes will be 0.05% less than the interest rates on the Series 2 Trust Notes and Series 3 Trust Notes. The Exchange Notes will then be distributed in satisfaction of the Redemption Price. No fractional Exchange Notes in integral multiples of less than $100 will be distributed and, where the number of securities to be received by a Unitholder includes a fraction or a multiple less than $100, that number shall be rounded to the next lowest whole number or integral multiple of $100 and the balance shall be paid by cheque. The Fund will be entitled to all interest paid or accrued and unpaid on the Trust Notes and the distributions paid on the Trust Units on or before the date of the distribution *in specie*. Where the Fund makes a distribution *in specie* of a *pro rata* number of securities on the redemption of Units of a Unitholder, the Trustees currently intend to make payable and designate to that Unitholder any income or capital gain realized as a result of any disposition of property by the Fund undertaken to facilitate the redemption of the Unitholder's Units.

It is anticipated that the redemption right described above will not be the primary mechanism for holders of Units to dispose of their Units. Exchange Notes which may be distributed *in specie* to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in Exchange Notes and they may be subject to resale restrictions under applicable securities laws. Exchange Notes so distributed may not be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act (together, **Plans**), depending on the circumstances at the time.

Repurchase of Units

The Fund is allowed, from time to time, to purchase Units for cancellation in accordance with applicable securities legislation and the rules prescribed under applicable stock exchange or regulatory policies. Any such repurchase shall constitute an "issuer bid under" Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements thereof.

Meetings of Unitholders

The Fund Declaration of Trust provides that meetings of Unitholders shall be called and held annually for the election of Trustees, the presentation of the audited financial statements and the appointment of auditors of the Fund. The Fund Declaration of Trust provides that the Unitholders shall be entitled to pass resolutions that will bind the Trustees only with respect to:

- the election or removal of Trustees;
- the election or removal of nominees of the Fund chosen by the Unitholders to serve as trustees of the Trust (except filling casual vacancies);
- the appointment or removal of the auditors of the Fund;
- the appointment of an inspector to investigate the performance by the Trustees in respect of their respective responsibilities and duties in respect of the Fund;
- the approval of amendments to the Fund Declaration of Trust (but only in the manner described below under "Amendments to the Fund Declaration of Trust");
- the termination of the Fund;
- the sale of all or substantially all of the assets of the Fund;
- the exercise of certain voting rights attached to the securities of the Trust held by the Fund (as set out under "Description of the Fund — Exercise of Certain Voting Rights Attached to Securities of the Trust" below);
- the ratification of any Unitholder rights plan, distribution reinvestment plan, distribution reinvestment and Unit purchase plan, Unit option plan or other compensation plan contemplated by the Fund Declaration of Trust requiring Unitholder approval;
- the dissolution of the Fund prior to the end of its term; and
- any other matters required by securities law, stock exchange rules or other applicable laws or regulations to be submitted to Unitholders for their approval,

provided that the Unitholders shall not pass any resolution that would cause the Fund or the Trust to breach the terms of the Investor Liquidity Agreement or the Securityholders' Agreement.

No other action taken by Unitholders or any other resolution of the Unitholders at any meeting shall in any way bind the Trustees.

A resolution electing or removing nominees of the Fund to serve as trustees of the Trust (except filling casual vacancies) or with respect to the exercise of certain voting rights attached to the securities of the Trust held by the Fund, and a resolution appointing or removing the Trustees or the auditors of the Fund must be passed by a simple majority of the votes cast by Unitholders. The balance of the foregoing matters must be passed by a Special Resolution.

A meeting of Unitholders may be convened at any time and for any permitted purpose by the Trustees and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5% of the Units then outstanding by a written requisition. A requisition must state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of the Unitholders either in person or by proxy and a proxy holder need not be a Unitholder. Two persons present in person or represented by proxy and representing in total at least 10% of the votes attached to all outstanding Units will constitute a quorum for the transaction of business at all meetings.

The Fund Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.

Limitation on Non-Resident Ownership

In order for the Fund to maintain its status as a mutual fund trust under the Tax Act, the Fund must not be established or maintained primarily for the benefit of non-residents of Canada within the meaning of the Tax Act. Accordingly, for so long as is required by the Tax Act to meet such test, the Fund Declaration of Trust provides that at no time may non-residents of Canada be the beneficial owners of more than 49.9% of the Units. This 49.9% limitation will be applied with respect to the issued and outstanding Units on both (i) a non-diluted basis and (ii) a fully-diluted basis calculated on the assumption that any Units issuable at the time of calculation to ACE Aviation pursuant to the Investor Liquidity Agreement have been issued and are held by ACE Aviation.

If at any time, the Trustees, in their sole discretion, determine that it is advisable and in the best interests of the Fund to act so that the Fund continues to qualify as a mutual fund trust for purposes of the Tax Act, the Trustees may take one or more actions including the following:

- the Trustees may perform residency searches of Unitholder and beneficial Unitholder mailing address lists and take such other steps specified by the Trustees, at the cost of the Fund, to determine or estimate, to the extent practicable, the residence of the beneficial owners of Units;

- the Trustees may require declarations as to the jurisdictions in which beneficial owners of Units are resident or declarations from Unitholders as to whether such Units are held by or for the benefit of beneficiaries (**Non-Resident Beneficiaries**) that are non-residents of Canada (**Non-Residents**);

- the Trustees, following the issuance of a public announcement to such effect, may refuse to accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration that the person is not a Non-Resident (or, in the discretion of the Trustees, that the person is not a Non-Resident Beneficiary) and does not hold his or its Units for a Non-Resident Beneficiary;

- the Trustees may place such other limits on Unit ownership by Non-Residents as the Trustees may deem necessary in their sole discretion, including unilaterally altering the limit on Non-Resident ownership above, to the extent required, in the opinion of the Trustees, to maintain the Fund's status as a mutual fund trust; and

- if, notwithstanding the foregoing, the Trustees, in their sole discretion, determine that further action is required so that the Fund continues to qualify as a mutual fund trust for purposes of the Tax Act, the Trustees may send a notice to such Unitholders, chosen in inverse order to the order of acquisition or registration or in such manner as the Trustees may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not more than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustees with satisfactory evidence that they are not Non-Residents and do not hold their Units for the benefit of Non-Resident Beneficiaries within such period, the Trustees may sell such Units on behalf of such Unitholders, and in the interim, the voting and distribution rights attached to such Units shall be suspended. Upon such sale, the affected holders shall cease to be Unitholders and their rights shall be limited to receiving the net proceeds of sale.

In any situation where it is unclear whether Units are held for the benefit of Non-Resident Beneficiaries, the Trustees may exercise their discretion in determining whether such Units are or are not so held.

Management regularly monitors the level of Non-Resident ownership of the Fund through declarations obtained from market intermediaries. Given the limitations in the securities registration system and the lack of any process for real-time residency information to flow to the trustee and transfer agent, Aeroplan is of the view that the periodic declarations received from various market intermediaries are currently the most appropriate method of determining the residency status of its Unitholders. If the level of Non-Resident ownership of the Fund approaches the 49.9% threshold, Aeroplan would consider implementing one or more of the measures described above.

Amendments to the Fund Declaration of Trust

The Fund Declaration of Trust contains provisions that allow it to be amended or altered from time to time by the Trustees with the consent of the Unitholders by a Special Resolution

The Trustees, at their discretion and without the approval of the Unitholders, shall be entitled to make certain amendments to the Fund Declaration of Trust, including amendments:

(i) which are required for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Fund, including ensuring that the Fund continues to qualify as a "mutual fund trust" and the Units do not constitute "foreign property", each within the meaning of the Tax Act;

(ii) which provide additional protection or added benefits for the Unitholders, provided that the Trustees receive a legal opinion from counsel to this effect;

(iii) to remove any conflicts or inconsistencies in the Fund Declaration of Trust or to make minor corrections which are necessary or desirable and not prejudicial to the Unitholders; and

(iv) which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws.

Notwithstanding the previous sentence, the Trustees may not amend the Fund Declaration of Trust in a manner which would result in (a) the Fund failing to qualify as a "mutual fund trust" under the Tax Act or (b) the Units being treated as "foreign property" for the purposes of the Tax Act.

Term of the Fund

The Fund has been established for a term ending 21 years after the date of death of the last surviving descendant of Her Majesty, Queen Elizabeth II, alive on May 12, 2005. On a date selected by the Trustees which is not more than two years prior to the expiry of the term of the Fund, the Trustees are obligated to commence to wind-up the affairs of the Fund so that it will terminate on the expiration of the term. At any time prior to the expiry of the term of the Fund, the Unitholders may by Special Resolution require the Trustees to commence the termination, liquidation or winding-up of the affairs of the Fund.

The Fund Declaration of Trust provides that, upon being required to commence the termination, liquidation or winding-up of the affairs of the Fund, the Trustees will give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Units for cancellation and the date at which the register of Units will be closed. After the date the register is closed, the Trustees shall proceed to wind up the affairs of the Fund as soon as may be reasonably practicable and for such purpose shall, subject to any direction to the contrary in respect of a termination authorized by a resolution of the Unitholders, sell and convert into money the Trust Units, the Trust Notes and all other assets comprising the Fund in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Fund. After paying, retiring, discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Fund and providing for indemnity against any other outstanding liabilities and obligations, the Trustees shall, subject to obtaining all necessary regulatory approvals, distribute the remaining part of the proceeds of the sale of the Trust Units, the Trust Notes and other assets together with any cash forming part of the assets of the Fund among the Unitholders in accordance with their *pro rata* interests. If the Trustees are unable to sell all or any of the Trust Units, the Trust Notes or other assets which comprise part of the Fund by the date set for termination, the Trustees may

distribute the remaining Trust Units, the Trust Notes or other assets *in specie* directly to the Unitholders in accordance with their *pro rata* interests subject to obtaining all required regulatory approvals.

Take-over Bids

The Fund Declaration of Trust contains provisions to the effect that if a take-over bid is made for the Units and not less than 90% of the Units (including securities convertible into Units in accordance with the Investor Liquidity Agreement but other than Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Unitholders who did not accept the take-over bid on the terms on which the offeror acquired Units from Unitholders who accepted the take-over bid.

Exercise of Certain Voting Rights Attached to Securities of the Trust

The Fund Declaration of Trust provides that, subject to the Securityholders' Agreement and the Aeroplan LP Partnership Agreement, the Fund shall not vote any securities of the Trust held by the Fund to authorize any transaction which is adverse to the Unitholders including, among other things:

- any sale, lease or other disposition of all or substantially all of the assets of the Trust or Aeroplan LP except in conjunction with an internal reorganization of the Trust or Aeroplan LP;

- any amalgamation, arrangement or other merger of the Trust or Aeroplan LP with any other entity, except in conjunction with an internal reorganization of the Trust or Aeroplan LP;

- any material amendment to the Trust Note Indenture other than in contemplation of a further issuance of Trust Notes to the Fund that are identical in all respects to the Trust Notes issued in connection with the Initial Public Offering or in conjunction with an internal reorganization of the Trust or Aeroplan LP;

- the winding-up or dissolution of the Trust or Aeroplan LP prior to the end of the term of the Fund;

- any material amendment to the constating documents of the Trust or Aeroplan LP to change the authorized share capital or partnership interests which may be prejudicial to the Fund; or

- any change to the subordination provisions attached to the subordinated LP Units held by ACE Aviation representing 20% of the LP Units issued and outstanding at the closing of the Initial Public Offering (**Subordinated LP Units**),

without the authorization of the Unitholders by a Special Resolution at a meeting of Unitholders called for that purpose. From January 1, 2007 forward, the Subordinated LP Units ceased to be subordinated and became ordinary LP Units.

Information and Reports

The Fund shall furnish to Unitholders, in accordance with applicable securities laws, all financial statements of the Fund and Aeroplan LP (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation.

Prior to each meeting of Unitholders, the Trustees shall provide to the Unitholders (along with notice of the meeting) a form of proxy and all information as is required by applicable law and by the Fund Declaration of Trust to be provided to Unitholders.

Aeroplan LP has undertaken to the Fund to provide it with a report of any material change that occurs in the affairs of Aeroplan LP and with quarterly and annual financial statements accompanied by management's

discussion and analysis for the period covered by such financial statements, in each case, in form and content that Aeroplan LP would be required to file with the Autorité des marchés financiers if it were a reporting issuer under Québec securities laws. All of those reports and financial statements will be provided to the Fund in a timely manner so as to permit the Fund to comply with the continuous disclosure requirements under applicable securities laws relating to reporting of material changes in its affairs and the filing and delivery to securityholders of financial statements as required under applicable securities laws.

Aeroplan LP has undertaken to the Fund that for so long as the Fund is a reporting issuer under applicable securities laws, it shall:

- issue a press release and deliver to the Fund for filing a material change report in respect of any material change in Aeroplan LP's affairs;

- provide to the Fund the information that would be required to be included in an annual information form or any other report required to be filed with the Autorité des marchés financiers if Aeroplan LP were a reporting issuer under Québec securities laws; and

- to the extent that the Fund does not prepare financial statements including Aeroplan LP's results of operations, deliver to the Fund quarterly unaudited and annual audited financial statements for filing with the securities regulatory authorities in each of the provinces and territories of Canada and delivery to the Fund's registered and beneficial Unitholders in accordance with applicable securities laws.

Such releases, forms, reports and statements, in each case, shall be in the form and content that Aeroplan LP would be required to file with the Autorité des marchés financiers if it were a reporting issuer under Québec securities law. The annual information form and other reports of Aeroplan LP shall be delivered by the Fund to its Unitholders concurrently with the annual information form or other report of the Fund for the corresponding period. The quarterly unaudited and annual audited financial statements of Aeroplan LP shall be delivered by the Fund to its Unitholders concurrently with the financial statements of the Fund for the corresponding period. Aeroplan LP shall provide certifications (or back-up certifications) of such materials to the Trustees as reasonably required by the Trustees as if Aeroplan LP were a reporting issuer and shall provide to the Trustees (and their agents) the certifications required by applicable law.

Furthermore, the Fund has undertaken to the securities regulatory authorities in each of the provinces and territories of Canada that, in complying with its reporting issuer obligations, the Fund shall treat Aeroplan LP as a subsidiary of the Fund. If, however, generally accepted accounting principles prohibit the consolidation of financial information of Aeroplan LP and the Fund, and for as long as Aeroplan LP (including any of its significant business interests) represents a significant asset of the Fund, the Fund will provide Unitholders who are required to receive financial statements of the Fund with separate financial statements for Aeroplan LP (including information about any of its significant business interests). The Fund will annually certify that it has complied with this undertaking, and file such certificate on SEDAR concurrently with the filing of its annual financial statements.

Lastly, the Fund has undertaken to the securities regulatory authorities in each of the provinces and territories of Canada that it shall take appropriate measures to require each person who would be an insider of Aeroplan LP, if Aeroplan LP were a reporting issuer, (i) to file insider reports in respect of trades in Units (including securities which are exchangeable into Units), and (ii) to comply with statutory prohibitions against insider trading. The Fund will annually certify in the certificate described above that it has complied with this undertaking.

Furthermore, the Trustees are required to file insider reports and comply with insider trading provisions under applicable Canadian securities legislation in respect of trades made by such persons in Units, and the rules under securities legislation regarding governance shall be applied to Aeroplan GP and its board of directors (**Board of Directors**).

Book-Entry System

Registration of interests in and transfers of the Units are generally made through a book-based system administered by CDS (**Book-Entry System**). On or about the date of the closing of the Initial Public Offering, the Trustee delivered to CDS certificates evidencing the aggregate number of Units subscribed for under the Initial Public Offering. Units may be purchased, transferred and surrendered for redemption through a participant in the CDS depository service (**CDS Participant**). All rights of Unitholders must be exercised through, and all payments or other property to which such Unitholder is entitled shall be made or delivered by, CDS or the CDS Participant through which the Unitholder holds such Units. Upon a purchase of any Units, the Unitholder shall receive only a customer confirmation from the registered dealer which is a CDS Participant and from or through which the Units are purchased. References in this Annual Information Form to a Unitholder means, unless the context otherwise requires, the owner of the beneficial interest in such Units.

The Fund has the option to terminate registration of the Units through the Book-Entry System in which case certificates for the Units in fully registered form would be issued to beneficial owners of such Units or their nominees.

Conflicts of Interest Restrictions and Provisions

The Fund Declaration of Trust contains "conflict of interest" provisions that serve to protect Unitholders without creating undue limitations on the Fund. The Fund Declaration of Trust contains provisions, similar to those contained in the *Canada Business Corporations Act*, as amended (**CBCA**), that require each Trustee to disclose to the Fund, as applicable, any interest in a material contract or transaction or proposed material contract or transaction with the Fund, or the fact that such person is a director or officer of, or otherwise has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Fund. In any case, a Trustee who has made disclosure to the foregoing effect is not entitled to vote on any resolution to approve the contract or transaction unless the contract or transaction is one relating primarily to (i) his remuneration as a Trustee or officer of the Fund, as applicable, (ii) insurance or indemnity, or (iii) a contract or transaction with the Trust.

Rights of Unitholders

Following the completion of the closing of the Initial Public Offering, the rights of the Unitholders were established by the Fund Declaration of Trust. Although the Fund Declaration of Trust confers upon a Unitholder many of the same protections, rights and remedies as an investor would have as a shareholder of a corporation governed by the CBCA, there do exist significant differences.

Many of the provisions of the CBCA respecting the governance and management of a corporation have been incorporated in the Fund Declaration of Trust. For example, Unitholders are entitled to exercise voting rights in respect of their holdings of Units in a manner comparable to shareholders of a CBCA corporation and to elect Trustees and auditors. The Fund Declaration of Trust also includes provisions modeled after comparable provisions of the CBCA dealing with the calling and holding of meetings of Unitholders and Trustees, the quorum for and procedures at such meetings and the right of Unitholders to participate in the decision-making process where certain fundamental actions are proposed to be undertaken. The matters in respect of which Unitholder approval is required under the Fund Declaration of Trust are generally less extensive than the rights conferred on the shareholders of a CBCA corporation, but effectively extend to certain fundamental actions that may be undertaken by the Fund's subsidiary entities. These Unitholder approval rights are supplemented by provisions of applicable securities laws that are generally applicable to issuers (whether corporations, trusts or other entities) that are "reporting issuers" or the equivalent or listed on the TSX.

The Fund Declaration of Trust contains provisions, similar to those contained in the CBCA, that require each Trustee or officer of the Fund to disclose to the Fund, as applicable, any interest in a material contract or transaction or proposed material contract or transaction with the Fund, or the fact that such person is a director or officer of, or otherwise has a material interest in, any person who is a party to a contract or transaction or proposed contract or transaction with the Fund. In any case, a Trustee or officer of the Fund who has made disclosure to the foregoing effect is not entitled to vote on any resolution to approve the material contract or transaction unless the

material contract or transaction is one relating primarily to (i) his remuneration as a Trustee or officer of the Fund, (ii) insurance or indemnity or (iii) a transaction with the Trust.

Unitholders do not have recourse to a dissent right under which shareholders of a CBCA corporation are entitled to receive the fair value of their shares where certain fundamental changes affecting the corporation are undertaken (such as an amalgamation, a continuance under the laws of another jurisdiction, the sale of all or substantially all of its property, a going private transaction or the addition, change or removal of provisions restricting (i) the business or businesses that the corporation can carry on or (ii) the issue, transfer or ownership of shares). As an alternative, Unitholders seeking to terminate their investment in the Fund are entitled to redeem their Units, as described under "Description of the Fund — Redemption at the Option of Unitholders". Unitholders similarly do not have recourse to the statutory oppression remedy that is available to shareholders of a CBCA corporation where the corporation undertakes actions that are oppressive, unfairly prejudicial or disregarding the interests of securityholders and certain other parties.

Shareholders of a CBCA corporation may also apply to a court to order the liquidation and dissolution of the corporation in those circumstances, whereas Unitholders could rely only on the general provisions of the Fund Declaration of Trust which permit the winding up of the Fund with the approval of a Special Resolution of the Unitholders. Shareholders of a CBCA corporation may also apply to a court for the appointment of an inspector to investigate the manner in which the business of the corporation and its affiliates is being carried on where there is reason to believe that fraudulent, dishonest or oppressive conduct has occurred. The Fund Declaration of Trust allows Unitholders to call meetings to consider the appointment of an inspector to investigate the Trustees' performance of their responsibilities and duties, but this process would not be subject to court oversight or assure the other investigative procedures, rights and remedies available under the CBCA. The CBCA also permits shareholders to bring or intervene in derivative actions in the name of the corporation or any of its subsidiaries, with the leave of a court. The Fund Declaration of Trust does not include a comparable right of the Unitholders to commence or participate in legal proceedings with respect to the Fund.

ACE Aviation exercised its right on March 3, 2006, March 31, 2006, December 28, 2006, January 10, 2007, and March 14, 2007 under the Investor Liquidity Agreement to exchange its LP Units and Aeroplan GP common shares into Units. Consequently, as at March 14, 2007, ACE held 80,285,585 Units, representing 40.1% of the Units of the Fund issued and outstanding. Please see the sections "General Development of the Business - History of the Company" and "Subscription, Liquidity and Securityholders' Agreements — First Amendment to the Securityholders' Agreement".

DESCRIPTION OF THE TRUST

The Trust Declaration of Trust contains provisions substantially similar to those of the Fund Declaration of Trust relating to the Fund. The principal differences between the Trust Declaration of Trust and the Fund Declaration of Trust are those described below. The description below is a summary only and is qualified in its entirety by reference to the text of the Trust Declaration of Trust and the Fund Declaration of Trust.

General

The Trust is an unincorporated, open-ended trust established under the laws of the Province of Ontario pursuant to the Trust Declaration of Trust. The Trust has a minimum of three and a maximum of ten Trust's Trustees, the majority of whom must be residents of Canada (within the meaning of the Tax Act). Its activities are restricted to, among other things:

(i) investing in securities, including those issued by Aeroplan LP and Aeroplan GP;

(ii) issuing Trust Units;

(iii) issuing debt securities, including the Trust Notes;

(iv) redeeming Trust Units;

(v) purchasing securities issued by the Trust;

(vi) guaranteeing the obligations of Aeroplan LP, or any affiliate of the Trust or Aeroplan LP pursuant to any good faith debt for borrowed money incurred by Aeroplan LP, the Trust or any of their affiliates, as the case may be, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of its assets, including, without limitation, securities held by the Trust, Aeroplan LP or any such affiliate, as security for such guarantee; and

(vii) satisfying the obligations, liabilities or indebtedness of the Trust.

As at the date of this Annual Information Form, the Trust does not intend to hold securities of any entities other than Aeroplan LP and Aeroplan GP, except in connection with its short-term cash management.

Restrictions on the Trust's Trustees' Powers

The Trust Declaration of Trust provides that the Trust's Trustees may not, without approval by Ordinary Resolution of the holders of Trust Units:

(i) take any action upon any matter which under applicable law (including policies of the Canadian securities regulatory authorities) or applicable stock exchange rules would require approval by Ordinary Resolution of the holders of Trust Units had the Trust been a reporting issuer (or the equivalent) in the jurisdictions in which the Fund is a reporting issuer (or the equivalent) and had the Trust Units been listed for trading on the stock exchanges where the Units are listed for trading; and

(ii) subject to certain exceptions, appoint or change the auditors of the Trust.

Furthermore, the Trust Declaration of Trust states that, subject to the provisions of the Aeroplan LP Partnership Agreement, the Trust's Trustees may not, without approval by Special Resolution of the holders of Trust Units:

(i) take any action upon any matter which under applicable law (including policies of the Canadian securities regulatory authorities) or applicable stock exchange rules would require approval by Special Resolution or super-majority (as defined or described therein) of the holders of Trust Units had the Trust been a reporting issuer (or the equivalent) in the jurisdictions in which the Fund is a reporting issuer (or the equivalent) and had the Trust Units been listed for trading on the stock exchanges where the Units are listed for trading;

(ii) materially amend the Trust Declaration of Trust except in certain limited circumstances similar to those under which the Fund Declaration of Trust may be amended without the consent of unitholders;

(iii) materially amend the Aeroplan LP Partnership Agreement;

(iv) materially amend the Trust Note Indenture other than in contemplation of a further issuance of Trust Notes or in connection with an internal reorganization of the Trust or Aeroplan LP;

(v) sell, lease or exchange all or substantially all of the property of the Trust or Aeroplan LP other than in the ordinary course of business or in connection with an internal reorganization of the Trust or Aeroplan LP;

(vi) authorize the termination, liquidation or winding-up of the Trust, other than at the end of the term of the Trust; or

(vii) authorize the amalgamation, arrangement, merger or similar transaction of the Trust or Aeroplan LP with any other person, except in connection with an internal reorganization of the Trust or Aeroplan LP.

Redemption Right

The Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of a duly completed and properly executed notice requiring the Trust to redeem the Trust Units, in a form reasonably acceptable to the Trust's Trustees, together with the certificates for the Trust Units representing the Trust Units to be redeemed and written instructions as to the number of Trust Units to be redeemed. Upon tender of Trust Units by a holder thereof for redemption, the holder of the Trust Units tendered for redemption will no longer have any rights with respect to such Trust Units other than the right to receive the redemption price for such Trust Units. The redemption price for each Trust Unit tendered for redemption will be equal to:

$$\frac{(A \times B) - C}{D}$$

Where:

A = the cash redemption price per Unit of the Fund calculated as of the close of business on the date the Trust Units were so tendered for redemption by a Trust unitholder;

B = the aggregate number of Units outstanding as of the close of business on the date the Trust Units were so tendered for redemption by a Trust unitholder;

C = the aggregate unpaid principal amount of the Series 1 Trust Notes and accrued interest thereon and any other indebtedness held by or owed to the Fund and the fair market value of any other assets or investments held by the Fund (other than Trust Units) as of the close of business on the date the Trust Units were so tendered for redemption by a Trust unitholder; and

D = the aggregate number of Trust Units outstanding held by the Fund as of the close of business on the date the Trust Units were so tendered for redemption by a Trust unitholder.

The Trust's Trustees are also entitled to call for redemption, at any time, all or part of the outstanding Trust Units registered in the name of the holders thereof other than the Fund at the same redemption price as described above for each Trust Unit called for redemption, calculated with reference to the date the Trust's Trustees approved the redemption of Trust Units.

The aggregate redemption price payable by the Trust in respect of any Trust Units tendered for redemption by the holders thereof during any month will be satisfied, at the option of the Trust's Trustees, (i) in immediately available funds by cheque; (ii) by the issuance to or to the order of the holder whose Trust Units are to be redeemed of such aggregate amount of Series 2 Trust Notes as is equal to the aggregate redemption price payable to such holder of Trust Units rounded down to the nearest $100, with the balance of any such aggregate redemption price not paid in Series 2 Trust Notes to be paid in immediately available funds by cheque; or (iii) by any combination of funds and Series 2 Trust Notes as the Trust's Trustees shall determine in their discretion, in each such case payable or issuable on the last day of the calendar month following the calendar month in which the Trust Units were so tendered for redemption. A holder of Trust Units whose Trust Units are tendered for redemption may elect, at any time prior to the payment of the redemption price, to receive Series 2 Trust Notes pursuant to (ii) above in the place of all or part of the funds otherwise payable, the amount of such Series 2 Trust Notes payable to be equal to the funds otherwise payable, rounded down to the nearest $100.

Cash Distributions

The Trust intends to make monthly cash distributions to the Fund of its net monthly cash receipts, after satisfaction of its interest obligations, if any, and less any estimated cash amounts required for expenses and other obligations of the Trust, any cash redemptions or repurchases of Trust Units or Trust Notes and any tax liability. Such distributions will be paid within ten days following each calendar month end and are intended to be received by the Fund prior to its related cash distribution to Unitholders.

In addition, on December 31 of each year, the Trust shall make payable to the Fund, and the Fund shall have an enforceable right to payment (either in cash, in Trust Units or otherwise) on such date, of such amount in respect of the taxable income and net realized capital gains, if any, of the Trust for such year as is necessary to ensure that the Trust will not be liable for taxes under Part I of the Tax Act in such year.

If the Trust's Trustees determine that the Trust does not have cash in an amount sufficient to make payment of the full amount of any distribution, the payment may include the issuance of additional Trust Units having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trust's Trustees, to be available for the payment of such distribution. The value of each Trust Unit so issued will be the redemption price thereof.

Any Trust Units transferred to Unitholders pursuant to a distribution *in specie* may be subject to resale and transfer restrictions and cannot be resold or transferred except as permitted by applicable securities laws.

Trust Notes

Trust Notes are issuable in Canadian currency under a Note Indenture dated as of June 29, 2005 between the Trust and CIBC Mellon Trust Company, as trustee, as amended by a First Supplemental Indenture dated as of July 27, 2005 (**Trust Note Indenture**). The following includes a summary of the material attributes and characteristics of the Trust Notes and certain provisions of the Trust Note Indenture, which summary does not purport to be complete. Reference is made to the Trust Note Indenture for a complete description of the Trust Notes and the full text of its provisions.

Trust Notes are issuable in denominations of $100 and integral multiples of $100. No fractional Trust Notes are distributed and where the number of Trust Notes received by a Unitholder includes a fraction, such number shall be rounded to the next lowest whole number.

As at March 20, 2007, $3,142,182,662 or approximately $3.1 billion principal amount of Series 1 Trust Notes have been issued by the Trust to the Fund as a result of the exercise by ACE Aviation on March 3, 2006, March 31, 2006, December 28, 2006, January 10, 2007, and March 14, 2007 of its right under the Investor Liquidity Agreement to exchange its LP Units and Aeroplan GP common shares into Units.

Series 2 Trust Notes are reserved by the Trust to be issued exclusively to holders of Trust Units in full or partial payment of the redemption price of Trust Units, as the Trust's Trustees may decide or, in certain circumstances, be obliged to issue. Series 3 Trust Notes are reserved by the Trust to be issued exclusively in full or partial payment of the redemption price of Series 1 Trust Notes.

In the event that Series 2 Trust Notes and Series 3 Trust Notes are issued to the Fund by the Trust, the Trust Notes shall be transferred by the Fund to a wholly-owned subsidiary of the Fund which is a Canadian corporation (within the meaning of the Tax Act), in exchange for Series 2 Exchange Notes and Series 3 Exchange Notes. The Series 2 Exchange Notes and Series 3 Exchange Notes issued by the wholly-owned subsidiary of the Fund will have terms similar to the Series 2 Trust Notes and Series 3 Trust Notes, respectively, except that the interest rate on the Series 2 Exchange Notes and Series 3 Exchange Notes will be 0.05% less than the interest on the Series 2 Trust Notes and Series 3 Trust Notes.

Interest and Maturity

The Series 1 Trust Notes are payable on demand, mature on the 10th anniversary of the date of issuance and bear interest at a rate of one percent (1%) per annum, payable within ten days following the end of each calendar month that such Series 1 Trust Notes are outstanding. Each Series 2 Trust Note matures on a date which is no later than the first anniversary of the date of issuance thereof and bear interest at a market rate to be determined by the Trust's Trustees at the time of issuance thereof, payable within ten days following the end of each calendar month that such Series 2 Trust Note is outstanding. Each Series 3 Trust Note matures on the same date as the Series 1 Trust Notes and bear interest at a market rate to be determined by the Trust's Trustees at the time of issuance thereof, payable within ten days following the end of each calendar month that such Series 3 Trust Note is outstanding.

Payment upon Maturity

On maturity, the Trust will repay the Trust Notes by paying to the trustee under the Trust Note Indenture in cash an amount equal to the principal amount of the outstanding Trust Notes which have then matured, together with accrued and unpaid interest thereon.

Redemption

The Trust Notes are redeemable (at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, payable in cash) at the option of the Trust prior to maturity.

Subordination

Payment of the principal amount and interest on the Trust Notes is subordinated in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness which is defined as all indebtedness, liabilities and obligations of the Trust which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment in priority to the indebtedness evidenced by the Trust Note Indenture. The Trust Note Indenture provides that upon any distribution of the assets of the Trust in the event of any dissolution, liquidation, reorganization or other similar proceedings relative to the Trust, the holders of all such senior indebtedness are entitled to receive payment in full before the holders of the Trust Notes are entitled to receive any payment.

Default

The Trust Note Indenture provides that any of the following shall constitute an event of default:

(i) default in payment of the principal of the Trust Notes when the same becomes due and the continuation of such default for a period of 90 days;

(ii) default in payment of any interest due on any Trust Notes and continuation of such default for a period of 90 days;

(iii) default in the observance or performance of any other covenant or condition of the Trust Note Indenture and continuance of such default for a period of 90 days after notice in writing has been given to the Trust's Trustees specifying such default and requiring the Trust to rectify the same; and

(iv) certain events of dissolution, liquidation, reorganization, bankruptcy, execution or other similar proceedings relative to the Trust.

The provisions governing an event of default under the Trust Note Indenture and remedies available thereunder do not provide protection to the holders of Trust Notes which would be comparable to the provisions generally found in debt securities issued to the public.

Unit Certificates

As Trust Units are not intended to be issued or held by any person other than the Fund, registration of interests in, and transfers of, the Trust Units are not made through the Book-Entry System administered by CDS. Rather, holders of Trust Units are entitled to receive certificates therefor.

Meetings of Unitholders

An annual meeting of holders of Trust Units may be held at such time and place as shall be prescribed for the purpose of transacting such business as the Trust's Trustees may determine or as may properly be brought before the meeting.

DESCRIPTION OF AEROPLAN LP

The following is a summary of the material attributes and characteristics of the LP Units which were issued under the Aeroplan LP Partnership Agreement. This summary is qualified in its entirety by reference to the provisions of the Aeroplan LP Partnership Agreement which contains a complete statement of those attributes and characteristics.

Capitalization

Aeroplan LP may issue an unlimited number of LP Units to any person. The Aeroplan LP Partnership Agreement authorizes Aeroplan GP to cause Aeroplan LP to issue additional LP Units for any consideration and on any terms and conditions as are established by Aeroplan GP.

Subject to the subordination of LP Units until the Subordination End Date held by ACE Aviation representing 20% of the LP Units issued and outstanding at closing of the Initial Public Offering, the LP Units held by ACE Aviation are indirectly exchangeable into Units in accordance with the terms of the Investor Liquidity Agreement. From January 1, 2007 forward, the Subordinated LP Units ceased to be subordinated and became ordinary LP Units. Please see the section "Subscription, Liquidity and Securityholders' Agreements — Investor Liquidity Agreement".

Distributions

Aeroplan LP intends to make monthly cash distributions to holders of record of LP Units on the last business day of each month of their *pro rata* portions of its Distributable Cash. Distributions will be paid within seven days of the end of each month and are intended to be received by the Trust prior to its related cash distribution to holders of its Trust Units. Until the Subordination End Date, in the case of Subordinated LP Units, distributions were paid no later than the earlier of: (i) forthwith following the approval by the Board of Directors of the financial statements of Aeroplan for the recently completed quarter; and (ii) 60 days following of the end of each quarter. "**Distributable Cash**" for a given period will consist, in general, of Aeroplan LP's Adjusted EBITDA for the particular period less any estimated cash amounts required for debt service obligations of Aeroplan LP, if any, other expense obligations, Maintenance Capital Expenditures (as defined herein) taxes, reserves (including amounts on account of the Aeroplan Miles Redemption Reserves and reserves intended to stabilize distributions to Unitholders), and such other amounts as may be considered appropriate by Aeroplan GP. Please see the section "Aeroplan Miles Redemption Reserve".

Aeroplan LP may, in addition, make distributions at any other time, subject, until the Subordination End Date, to certain limitations to preserve the subordination arrangements described above.

From January 1, 2007 forward, the Subordinated LP Units ceased to be subordinated and became ordinary LP Units. During financial year 2006 and until the Subordination End Date, however, cash distributions on the LP Units were made in the following priority:

(i) the Trust was entitled to payment of the monthly expenses of the Fund and the Trust for such month;

(ii) holders of non-subordinated LP Units were entitled to receive monthly distributions as approved by the Board of Directors for such month or, if there was insufficient cash to make distributions in such amount, such lesser amount as was available; and

(iii) at the end of each fiscal quarter of Aeroplan LP, including the fiscal quarter ending on the fiscal year end, distributions would be made in the following order of priority:

a) first, in payment of the monthly distribution to the Trust and to the holders of non-subordinated LP Units as described above, for the month then ended;

b) second, proportionately to the holders of non-subordinated LP Units, to the extent that monthly per unit distributions in respect of the twelve-month period then ended were not made or were made in amounts less than the full amount per unit as approved by the Board of Directors, the amount of any deficiency;

c) third, to holders of Subordinated LP Units in a per unit amount equal to three times the monthly per unit amount as approved by the Board of Directors or, if there was insufficient cash to make distributions in such amount, such lesser amount as was distributable;

d) fourth, to the holders of Subordinated LP Units, to the extent that per unit distributions in respect of any fiscal quarter(s) during the twelve-month period then ended were not made or were made in amounts less than three times the monthly per unit amount as approved by the Board of Directors per Subordinated LP Unit, the amount of such deficiency; and

e) fifth, to the extent of any excess, proportionately to the holders of non-subordinated LP Units and Subordinated LP Units.

From January 1, 2007 forward, after termination of the subordination provisions of the Subordinated LP Units, cash available to make distributions shall be paid monthly to the holders of all LP Units (consisting of both non-subordinated LP Units and the previously Subordinated LP Units), *pro rata*, subject to any adjustments in the exchange ratio or the termination of the subordination arrangements.

Distributable Cash shall be the primary metric used to establish the level of distributions during a given period. The Distributable Cash calculation fully provisions for the change in estimated Future Redemption Costs on a going forward and long-term basis.

Based on Aeroplan's reserve policy, Aeroplan's cash flows otherwise available for distributions may be negatively impacted during periods of high redemption activity. The Aeroplan Miles Redemption Reserve may be used to supplement the free cash flow generated from operations in order to satisfy the redemption activity associated with Aeroplan Miles, particularly in periods of unusually high redemption activity. Conversely, in periods of lower redemption activity, Aeroplan may generate more cash than that required to meet its current redemption obligations and may allocate additional amounts to the Aeroplan Miles Redemption Reserve. Differences in the redemption activity are closely monitored by management to determine the appropriate distribution and reserve policy.

Other factors which will influence management's determination of the Distributable Cash may include a comprehensive review of the number of new Aeroplan Miles sold, the average selling price per Aeroplan Mile (or yield), the actual and estimated Aeroplan Mile redemption cost, the estimated timing of redemptions and Breakage level, the amount of other revenues and changes in Aeroplan's expenses and capital structure.

Allocation of Net Income and Losses

The income or loss for tax purposes of Aeroplan LP for a particular fiscal year will be allocated to each partner in an amount calculated by multiplying the total income or loss for tax purposes allocated to the partners by a fraction, the numerator of which is the sum of the cash distributions received by that partner with respect to that fiscal year and the denominator of which is the total amount of the cash distributions made by Aeroplan LP to all

partners with respect to that fiscal year. The amount of income allocated to a partner may exceed or be less than the amount of cash distributed by Aeroplan LP to that partner.

Income and loss of Aeroplan LP for accounting purposes is allocated to each partner in the same proportion as income or loss is allocated for tax purposes.

Limited Liability

Aeroplan LP operates in such manner as to ensure, to the greatest extent possible, the limited liability of the Trust. The Trust may lose its limited liability in certain circumstances. If limited liability is lost by reason of the negligence of Aeroplan GP in performing its duties and obligations under the Aeroplan LP Partnership Agreement, Aeroplan GP has agreed to indemnify the Trust against all claims arising from assertions that its liability is not limited as intended by the Aeroplan LP Partnership Agreement.

Transfer of LP Units

The LP Units are transferable subject to compliance with applicable securities restrictions. However, an LP Unit is not transferable in part and no transfer of an LP Unit will be accepted by Aeroplan GP unless a transfer form, duly completed and signed by the registered holder of the LP Unit and the transferee, has been remitted to the registrar and transfer agent of Aeroplan LP. A transferee of an LP Unit will become a partner and will be subject to the obligations and entitled to the rights of a partner under the Aeroplan LP Partnership Agreement on the date on which the transfer is recorded.

Amendment

The Aeroplan LP Partnership Agreement may be amended with approval by Special Resolution of the holders of LP Units, except for amendments, which require unanimous approval of holders of LP Units, to: (i) alter the ability of the limited partners to remove Aeroplan GP involuntarily; (ii) change the liability of any limited partner; (iii) change the right of a limited partner to vote at any meeting; (iv) allow a limited partner to take an active part in, exercise control over or manage the business of Aeroplan LP; (v) change Aeroplan LP from a limited partnership to a general partnership; or (vi) make a change that affects the rights and obligations of Aeroplan GP or any limited partner without similarly affecting the rights and obligations of all other partners.

Notwithstanding the foregoing,

- no amendment which would adversely affect the rights and obligations of Aeroplan GP, as general partner, may be made without its consent; and

- Aeroplan GP may make amendments to the Aeroplan LP Partnership Agreement to reflect: (i) a change in the name of Aeroplan LP or the location of the principal place of business of Aeroplan LP or the registered office of Aeroplan LP; (ii) a change in the governing law of the partnership to that of any other province of Canada; (iii) admission, substitution, withdrawal or removal of limited partners in accordance with the Aeroplan LP Partnership Agreement; (iv) a change that, as determined by Aeroplan GP, is reasonable, necessary or appropriate to qualify, or continue the qualification of, Aeroplan LP as a limited partnership in which the limited partners have limited liability under the applicable laws; (v) a change that, as determined by Aeroplan GP, is reasonable, necessary or appropriate to enable Aeroplan LP to take advantage of, or not be detrimentally affected by, changes in the Tax Act or other taxation laws; (vi) a change to amend or add any provision, or to cure any ambiguity or to correct or supplement any provisions contained in the Aeroplan LP Partnership Agreement which may be defective or inconsistent with any other provision contained in the Aeroplan LP Partnership Agreement or which should be made to make the Aeroplan LP Partnership Agreement consistent with the disclosure set out in the Fund's prospectus dated June 22, 2005 prepared in connection with the Initial Public Offering; or (vii) a change that, as determined by Aeroplan GP, does not materially adversely affect the limited partners.

Meetings

Aeroplan GP may call meetings of partners and is required to convene a meeting on receipt of a request in writing of the holder(s) of not less than 10% of the outstanding LP Units in number. Each partner is entitled to one vote for each LP Unit held. A quorum at a meeting of partners consists of one or more partners present in person or by proxy.

DESCRIPTION OF AEROPLAN GP

Functions and Powers of Aeroplan GP

Aeroplan GP has exclusive authority to manage the business and affairs of Aeroplan LP, to make all decisions regarding the business of Aeroplan LP, and to bind Aeroplan LP. Aeroplan GP is to exercise its powers and discharge its duties honestly, in good faith, and in the best interests of Aeroplan LP and to exercise the care, diligence and skill of a reasonably prudent person in comparable circumstances. The authority and power vested in Aeroplan GP to manage the business and affairs of Aeroplan LP includes all authority necessary or incidental to carry out the objects, purposes and business of Aeroplan LP, including without limitation, the ability to engage agents to assist Aeroplan GP to carry out its management obligations or substantially administrative functions. Aeroplan GP cannot dissolve Aeroplan LP or wind up Aeroplan LP's affairs except in accordance with the provisions of the Aeroplan LP Partnership Agreement.

Withdrawal or Removal of Aeroplan GP

Aeroplan GP may resign on not less than 180 days' written notice to the limited partners of Aeroplan LP, provided that Aeroplan GP will not resign if the effect would be to dissolve Aeroplan LP.

Aeroplan GP may not be removed as general partner of Aeroplan LP unless: (i) Aeroplan GP has committed a material breach of the Aeroplan LP Partnership Agreement, which breach has continued for 30 days after notice, and that removal is also approved by Special Resolution of the partners of Aeroplan LP; or (ii) the shareholders or directors of Aeroplan GP pass a resolution in connection with the bankruptcy, dissolution, liquidation or winding-up of Aeroplan GP, or Aeroplan GP commits certain other acts of bankruptcy or ceases to be a subsisting corporation, provided that certain other conditions are satisfied, including a requirement that a successor general partner with the same ownership and governance structure at the relevant time agrees to act as general partner under the Aeroplan LP Partnership Agreement.

EMPLOYEES

Aeroplan has offices in Montreal, Vancouver and Toronto, with approximately 830 full-time equivalent contact centre agents and approximately 250 management employees.

The Montreal offices serve as Aeroplan's headquarters and house one of its contact centres, with approximately 300 full-time equivalent contact centre agents. Aeroplan's Vancouver offices house Aeroplan's second contact centre with approximately 530 full-time equivalent contact centre agents. The Toronto office serves as Aeroplan's base for commercial development of the Aeroplan Program.

The contact centre agents are currently employees of Air Canada. Access to such employees is provided to Aeroplan pursuant to the GSA. While the contact centre agents are covered by the terms and conditions of a collective agreement between Air Canada and the CAW effective August 7, 2003 and expiring on May 31, 2009, Aeroplan supervises this sub-set of the larger bargaining unit. Please see the section "The Aeroplan Business — Long-Term Strategic Relationship with Air Canada".

Management resources across Aeroplan are primarily concentrated on commercial functions (marketing, Commercial Partner and business development), comprising over 30% of the management employees. Contact centre management represents the next largest group with approximately 30%, followed by technology and other corporate functions at approximately 20% and 15%, respectively.

RISKS AND UNCERTAINTIES AFFECTING THE BUSINESS

The results of operations and financial condition of Aeroplan are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of the management of Aeroplan. The following section summarizes certain of the major risks and uncertainties that could materially affect future business results going forward. Careful consideration should be given to the following risk factors.

RISKS RELATED TO AEROPLAN AND THE INDUSTRY

Dependency on Top Three Accumulation Partners

Aeroplan's top three Accumulation Partners were responsible for 91% of Gross Billings for the year ended 2006. A decrease in sales of Aeroplan Miles to any of Aeroplan's significant partners for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services Aeroplan provides could have a material adverse effect on Gross Billings. Subject to the minimum number of Aeroplan Miles to be purchased by Air Canada under the CPSA, Air Canada can change the number of Aeroplan Miles awarded per flight without Aeroplan's consent, which could result in a significant reduction in Gross Billings. Aeroplan cannot ensure that its contracts with these, or other, Accumulation Partners will be renewed on similar terms, or at all when they expire.

Air Canada or Travel Industry Disruptions

Aeroplan's members' strong demand for air travel creates a significant dependency on Air Canada in particular and the airline industry in general. Any disruptions or other material adverse changes in the airline industry, whether domestic or international, affecting Air Canada or a Star Alliance member airline, or no such airline at all, could have a material adverse impact on Aeroplan's business This could manifest itself in Aeroplan's inability to fulfill member's flight redemption requests or to provide sufficient accumulation opportunities. As a result of airline or travel services industry disruption, such as those which resulted from the terrorist attacks on September 11, 2001, or as might result from political instability, other terrorist acts or war, or from increasingly restrictive security measures, such as the current restrictions on the content of carry-on baggage, too much uncertainty could result in the minds of the traveling public and have a material adverse effect on passenger demand for air travel. Consequently, members might forego redeeming points for air travel and therefore might not participate in the Aeroplan Program to the extent they previously did which could adversely affect Aeroplan's revenue from the Aeroplan Program. A reduction in member use of the Aeroplan Program could impact Aeroplan's ability to retain its current partners and members and to attract new Commercial Partners and members.

Reduction in Activity, Usage and Accumulation of Aeroplan Miles

A decrease in Gross Billings from any of Aeroplan's Accumulation Partners for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services Aeroplan provides, or a decrease in the accumulation of Aeroplan Miles by members could have a material adverse effect on Aeroplan's Gross Billings and revenue.

Greater than Expected Redemptions for Rewards

A significant portion of Aeroplan's profitability is based on its estimate of the number of Aeroplan Miles that will never be redeemed by the member base. The percentage of Aeroplan Miles that are not expected to be redeemed is known as "Breakage" in the loyalty industry. Management's current estimate of Breakage is based on two independent studies conducted in 2006 on behalf of Aeroplan. Given the importance of the introduction of ClassicPlus Flight Rewards, Aeroplan will be updating such studies in 2007 to assess the impact, if any, on Breakage. Breakage may decrease from the current estimate of 17% as the Aeroplan Program grows and a greater diversity of rewards become available. If actual redemptions are greater than Aeroplan's current estimates, its profitability could be adversely affected due to the cost of the excess redemptions. Furthermore, the actual mix of redemptions between air and non-air rewards could adversely affect Aeroplan's profitability. Total "Broken" Aeroplan Miles still outstanding, amounted to 70.0 billion Aeroplan Miles as at December 31, 2006. Responsibility to provide rewards for these 70.0 billion "Broken" Aeroplan Miles rests with Aeroplan should such "Broken" Miles

ever be redeemed. While Management believes that a material portion of these estimated Broken Aeroplan Miles will not be redeemed, there can be no such assurances.

Industry Competition

Competition in the loyalty marketing industry is intense. New and existing competitors may target Aeroplan's Accumulation Partners and members, as well as draw rewards from Aeroplan's Redemption Partners. The continued attractiveness of the Aeroplan Program will depend in large part on Aeroplan's ability to remain affiliated with existing Commercial Partners or add new partners, that are desirable to consumers and to offer rewards that are both attainable and attractive to consumers. With respect to Aeroplan's database marketing services, Aeroplan's ability to continue collecting detailed transaction data on consumers is critical in providing effective marketing strategies for its Accumulation Partners. Many of Aeroplan's current competitors may have greater financial, technical, marketing and other resources than Aeroplan. Aeroplan cannot ensure that it will be able to compete successfully against its current and potential competitors, including in connection with technological advancements by such competitors.

Market Growth

The markets for the services that Aeroplan offers may fail to expand or may contract and this could negatively impact Aeroplan's growth and profitability. Loyalty and database marketing strategies are relatively new to retailers, and Aeroplan cannot guarantee that merchants will continue to use these types of marketing strategies. Additionally, downturns in the economy or the performance of retailers may result in a decrease in the demand for loyalty marketing and Aeroplan's products and services.

Supply and Capacity Costs

Aeroplan's costs may increase as a result of supply arrangements with Air Canada and other suppliers. Aeroplan may not be able to satisfy its members if the seating capacity made available to Aeroplan by Air Canada, Jazz and Star Alliance member airlines or other non-air rewards from other suppliers are inadequate to meet their redemption demands at specific prices.

If, upon the renegotiation of the rates charged to Aeroplan under the CPSA which takes place every three years beginning in the second quarter of 2007 or upon the expiry of the CPSA, Aeroplan is unable to negotiate new rates or a replacement agreement with Air Canada on similarly favourable terms or if Air Canada sharply reduces its seat capacity, Aeroplan may be required to pay more for seat capacity from Air Canada than the currently negotiated rates under the CPSA or to purchase seat capacity from other airlines. Seat capacity from other airlines could be more expensive than comparable seat capacity under the CPSA, and the routes offered by the other airlines may be inconvenient or undesirable to the redeeming members. As a result, Aeroplan would experience higher air travel redemption costs, while at the same time member satisfaction with the Aeroplan Program may be adversely affected by requiring travel on other carriers on certain routes.

Airline Industry Changes and Increased Airline Costs

Air travel rewards remain the most desirable reward for consumers. An increase in low cost carriers and the airline industry trend which has major airlines offering low cost fares may negatively impact the incentive for consumers of air travel services to book flights with Air Canada or participate in the Aeroplan Program. Similarly, any change which would see the benefits of Star Alliance reduced either through Air Canada's, or, less importantly, another airline's withdrawal from Star Alliance or its dissolution could also have a negative impact since Aeroplan's members would lose access to the existing portfolio of international reward travel. In addition, the growth or emergence of other airline alliance groups could have a negative impact on Aeroplan by reducing traffic on Air Canada and Star Alliance member airlines.

The airline industry has been subject to a number of increasing costs over the last several years, including increases in the cost of fuel and insurance, and increased airport user fees and air navigation fees. These increased costs may be passed on to consumers, increasing the cost of redeeming Aeroplan Miles for air travel rewards. This may negatively impact consumer incentive to participate in the Aeroplan Program.

Unfunded Future Redemption Costs

Aeroplan derives most of its Gross Billings from the sale of Aeroplan Miles to its Accumulation Partners. The earnings process is not complete at the time an Aeroplan Mile is sold as Aeroplan incurs most of its costs on the redemption of the Aeroplan Mile. Based on historical data, the estimated period between the issuance of an Aeroplan Mile and its redemption is currently 30 months; however, Aeroplan has no control over the timing of the redemption of Aeroplan Miles or the number of Aeroplan Miles redeemed. Aeroplan currently uses Gross Billings (deferred revenue) in the fiscal year from the issuance of Aeroplan Miles to pay for the redemption costs incurred in the year. As a result, if Aeroplan were to cease to carry on business, or if redemption costs incurred in a given year were in excess of the revenues received in the year from the issuance of Aeroplan Miles, Aeroplan would face unfunded future redemption costs, which could increase Aeroplan's need for working capital and, consequently, affect distributions to Unitholders. In recognition of that fact, Aeroplan has established a cash reserve equal to $400 million. Please see the section "Aeroplan Miles Redemption Reserve". There can be no assurance that this cash reserve will be sufficient to cover all actual unfunded future redemption costs that may arise in the future.

Failure to Safeguard Aeroplan's Database and Consumer Privacy

As part of the Aeroplan Program, Aeroplan maintains a member database which contains member information including account transactions. Although Aeroplan has security procedures, it may still be vulnerable to potential unauthorized access to, or use or disclosure of member data. If Aeroplan experiences a security breach, Aeroplan's reputation may be negatively affected. An increased number of members may opt out from receiving marketing materials. The use of Aeroplan's marketing services by partners could decline in the event of any publicized compromise of security. Any public perception that Aeroplan released consumer information without authorization could subject Aeroplan to complaints and investigation by the Privacy Commissioner of Canada and/or provincial privacy commissioners and adversely affect Aeroplan's relationships with members and partners.

Consumer Privacy Legislation

The enactment of new, or amendments to existing, legislation or industry regulations relating to consumer privacy issues and/or marketing, including telemarketing, could have a material adverse impact on Aeroplan's marketing services. Any such legislation or industry regulations could place restrictions upon the collection and use of information and could adversely affect Aeroplan's ability to deliver its marketing services.

The Federal Privacy Act and Canadian provincial private sector legislation generally require organizations to obtain a consumer's consent to collect, use or disclose personal information. Under the Federal Privacy Act, which took effect on January 1, 2001, the nature of the required consent depends on the sensitivity of the personal information. Both the federal and provincial privacy laws permit personal information to be used only for the purposes for which it was collected. Under Canadian privacy legislation, Aeroplan members are permitted to voluntarily "opt out" from receiving various types of marketing material. Heightened consumer awareness of, and concern about, privacy may result in an increase in the number of customers "opting out". This would mean that Aeroplan's marketing services would only potentially reach a smaller pool of members.

Seasonal Nature of the Business, Other Factors and Prior Performance

Aeroplan has historically experienced considerably lower Gross Billings from the sale of Aeroplan Miles in the first and second quarters of the calendar year and higher Gross Billings from the sale of Aeroplan Miles in the third and fourth quarters of the calendar year. In addition, Aeroplan has historically experienced greater redemptions and therefore costs for rewards, in the first and second quarters of the calendar year and lower redemptions and related costs for rewards in the third and fourth quarters of the calendar year. This pattern results in significantly higher operating cash flow and margins in the third and fourth quarters for each calendar year compared to the first and second quarters.

Demand for travel rewards is also affected by factors such as economic conditions, war or the threat of war, fare levels and weather conditions. Due to these and other factors, operating results for an interim period are not necessarily indicative of operating results for an entire year, and operating results for a historical period are not necessarily indicative of operating results for a future period.

Regulatory Matters

Aeroplan's business is subject to several types of regulation, including legislation relating to privacy, consumer protection, competition, advertising and sales, and lotteries, gaming and publicity contests. As well, an increasing number of laws and regulations pertain to the Internet. These laws and regulations relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. In addition, Air Canada, one of Aeroplan's leading Commercial Partners, and several other Aeroplan Commercial Partners operate in the highly regulated airline industry. Changes in regulations affecting Aeroplan, Air Canada, one of Aeroplan's top three Accumulation Partners or the airline industry generally, or the implementation of additional limitations or adverse regulatory decisions affecting such entities may have a material adverse effect on Aeroplan's business, results from operations and financial condition.

Reliance on Key Personnel

The success of Aeroplan depends on the abilities, experience, industry knowledge and personal efforts of senior management and other key employees of Aeroplan, including their ability to retain and attract skilled employees. The loss of the services of such key personnel could have a material adverse effect on the business, financial condition or future prospects of Aeroplan. The growth plans may put additional strain and demand on senior management and key employees and produce risks in both productivity and retention levels. In addition, Aeroplan may not be able to attract and retain additional qualified management as needed in the future.

Labour Relations

Contact centre agents are currently covered by a collective agreement between the CAW and Air Canada in place until 2009. While Aeroplan enjoys positive relations with the unionized contact centre agents, if Air Canada faces labour disturbances resulting in work stoppages or other action instigated from within the larger bargaining unit, this could have a material adverse effect on Aeroplan's business. Furthermore, if at the expiration of the applicable collective agreement, the relevant parties are unable to renegotiate the collective agreement with the CAW, it could result in work stoppages and other labour disturbances which would similarly have a material adverse effect on Aeroplan's business. In addition, if the GSA is terminated by Air Canada, it could have a material adverse effect on Aeroplan's business in the event that Aeroplan is unable to hire a sufficient number of contact centre agents during the six month termination period under the GSA.

Technological Disruptions and Inability to use Third-Party Software

Aeroplan's ability to protect its data and contact centres against damage from fire, power loss, telecommunications failure and other disasters is critical. In order to provide many of its services, Aeroplan must be able to store, retrieve, process and manage large databases and periodically expand and upgrade its capabilities. While Aeroplan has in place, and continues to invest in, technology security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly. Any damage to Aeroplan's data and contact centres, any failure of Aeroplan's telecommunication links that interrupts its operations or any impairment of Aeroplan's ability to use software licensed to it could adversely affect its ability to meet Aeroplan's Commercial Partners' and members' needs and their confidence in utilizing Aeroplan in the future.

In addition, proper implementation and operation of technology initiatives is fundamental to Aeroplan's ability to operate a profitable business. Aeroplan continuously invests in new technology initiatives to remain competitive, and its continued ability to invest sufficient amounts to enhance technology will affect Aeroplan's ability to operate successfully. An inability to invest in technological initiatives would have a material adverse effect on Aeroplan's business, results from operations and financial condition.

Failure to Protect Aeroplan's Intellectual Property Rights

Third parties may infringe or misappropriate Aeroplan's trademarks or other intellectual property rights or may challenge the validity of Aeroplan's trademarks or other intellectual property rights, which could have a material adverse effect on Aeroplan's business, financial condition or operating results. The actions that Aeroplan takes to protect its trademarks and other proprietary rights may not be adequate. Litigation may be necessary to enforce or protect Aeroplan's intellectual property rights, protect its trade secrets or determine the validity and scope of the proprietary rights of others. Aeroplan cannot ensure that it will be able to prevent infringement of its intellectual property rights or misappropriation of its proprietary information. Any infringement or misappropriation could harm any competitive advantage Aeroplan currently derives or may derive from its proprietary rights. Third parties may assert infringement claims against Aeroplan. Any such claims and any resulting litigation could subject Aeroplan to significant liability for damages. An adverse determination in any litigation of this type could require Aeroplan to design around a third party's patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in the diversion of Aeroplan's time and resources. Any claims from third parties may also result in limitations on Aeroplan's ability to use the intellectual property subject to these claims.

Interest Rate and Currency Fluctuations

Aeroplan may be exposed to fluctuations in interest rates under its borrowings. Increases in interest rates may have an adverse effect on the earnings of Aeroplan. In addition, Aeroplan's financial results are sensitive to the changing value of the Canadian dollar. In particular, Aeroplan is affected by fluctuations in the Canada/U.S. dollar exchange rate. The Corporation incurs expenses in U.S. dollars for such items as air, car rental and hotel rewards issued to redeeming Aeroplan members, while a substantial portion of its revenues are generated in Canadian dollars. A significant deterioration of the Canadian dollar relative to the U.S. dollar would increase the costs of the Company and could have an adverse effect on the Company's business, results from operations and financial condition. In addition, the Company may be unable to appropriately hedge the risks associated with fluctuations in exchange rates.

Leverage and Restrictive Covenants in Current and Future Indebtedness

The ability of the Fund, the Trust and Aeroplan to make distributions, pay dividends or make other payments or advances will be subject to applicable laws and contractual restrictions contained in the instruments governing any indebtedness of the Trust and/or Aeroplan (including the New Credit Facilities). The degree to which Aeroplan is leveraged could have important consequences to the holders of the Units, including: (i) that Aeroplan's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; (ii) that a significant portion of Aeroplan's cash flow from operations may be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations; (iii) that certain of Aeroplan's borrowings will be at variable rates of interest, which exposes Aeroplan to the risk of increased interest rates; and (iv) that Aeroplan may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures. These factors may increase the sensitivity of Distributable Cash to interest rate variations.

In addition, the New Credit Facilities contain a number of financial and other restrictive covenants that require Aeroplan to meet certain financial ratios and financial condition tests and limit Aeroplan's ability to enter into certain transactions. A failure to comply with the obligations in the New Credit Facilities could result in a default which, if not cured or waived, could result in a termination of distributions by Aeroplan and permit acceleration of the relevant indebtedness. If the indebtedness under the New Credit Facilities, including any possible hedge contracts with the lenders, were to be accelerated, there can be no assurance that the assets of Aeroplan would be sufficient to repay in full that indebtedness.

Aeroplan may need to refinance its available credit facilities or other debt and there can be no assurance that Aeroplan will be able to do so or be able to do so on terms as favourable as those presently in place. If Aeroplan is unable to refinance these credit facilities or other debt, or is only able to refinance these credit facilities or other debt on less favourable and/or more restrictive terms, this may have a material adverse effect on Aeroplan's financial position, which may result in a reduction or suspension of cash distributions to Unitholders. In addition, the terms of

any new credit facility or debt may be less favourable or more restrictive than the terms of the existing credit facilities or other debt, which may indirectly limit or negatively impact the ability of the Fund to pay cash distributions.

Economic Downturn

Aeroplan derives its revenues principally from the sale of Aeroplan Miles to its Accumulation Partners which is, ultimately dependant on consumer spending. Cyclical deviations in the economy, a prolonged recession or an increase in interest rates could have a material adverse effect on members spending with Aeroplan Accumulation Partners or the use of credit or charge cards. This could decrease Aeroplan's attractiveness to its Commercial Partners and their participation in the Aeroplan Program. These factors, individually or in combination, could have a material adverse effect on Aeroplan's business, results from operations and financial condition.

RISKS RELATED TO THE STRUCTURE OF THE FUND

Dependence on Aeroplan

The Fund is an unincorporated open-ended trust which is entirely dependent on the operations and assets of Aeroplan through its indirect 100% ownership in Aeroplan as at March 14, 2007. Cash distributions to Unitholders are dependent on, among other things, the ability of the Trust to make cash distributions in respect of the Trust Units, which, in turn, is dependent on Aeroplan making cash distributions The ability of Aeroplan or the Trust to make cash distributions or other payments or advances are subject to applicable laws and regulations and contractual restrictions contained in the instruments governing any indebtedness of those entities.

Cash Distributions Are Not Guaranteed and Will Fluctuate with the Business Performance

Although the Fund intends to distribute cash distributions received in respect of the Trust Units, less expenses and amounts, if any, paid by the Fund in connection with the redemption of Units, there can be no assurance regarding the amounts of income to be generated by Aeroplan's business or ultimately distributed to the Fund. The actual amount distributed in respect of the Units is not guaranteed and depends upon numerous factors, including Aeroplan's profitability and its ability to sustain Adjusted EBITDA margins and the fluctuations in Aeroplan's working capital and capital expenditures, all of which are susceptible to a number of risks.

Nature of Units

The Units do not represent a direct investment in the business of Aeroplan and should not be viewed by investors as direct securities of Aeroplan. As holders of Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Units represent a fractional interest in the Fund. The Fund's primary assets are Trust Units and Trust Notes. The price per Unit is a function of anticipated distributable income.

Unitholder Liability

The Fund Declaration of Trust provides that no Unitholder shall be subject to any liability whatsoever to any person in connection with a holding of Units. However, in jurisdictions outside the Provinces of Ontario, Québec, and Alberta, there remains a risk, which is considered by the Fund to be remote in the circumstances, that a Unitholder could be held personally liable, despite such statement in the Fund Declaration of Trust, for the obligations of the Fund to the extent that claims are not satisfied out of the assets of the Fund. The affairs of the Fund are conducted to seek to minimize such risk wherever possible.

Dilution of Existing Unitholders and Limited Partnership Unitholders

The Fund Declaration of Trust authorizes the Fund to issue an unlimited number of Units for that consideration and on those terms and conditions as shall be established by the Trustees without the approval of any Unitholders. The Unitholders will have no pre-emptive rights in connection with such further issues. In addition, Aeroplan is permitted to issue additional LP Units for any consideration and on any terms and conditions.

Control of Aeroplan

As at March 20, 2007, ACE Aviation, directly and indirectly, owned 80,285,585 Units representing, indirectly, 40.1% of the interests in Aeroplan.

Under the Securityholders' Agreement, as amended on March 14, 2007, ACE Aviation has the ability to nominate a majority of the members of the Board of Directors. ACE Aviation effectively, through its representation on the Board of Directors, has sufficient voting power to exercise control over corporate transactions submitted to the Board of Directors. The Fund currently has a majority interest in Aeroplan and minority representation on the Board of Directors.

The interests of ACE Aviation may conflict with those of Unitholders.

Future Sales of Units by ACE Aviation

ACE Aviation holds 40.1% of the outstanding Units which can be sold by ACE Aviation subject to certain legal requirements. ACE Aviation has also been granted certain registration rights by the Fund under the Investor Liquidity Agreement. If ACE Aviation sells substantial amounts of Units in the public market, the market price of the Units could fall. The perception among the public that these sales will occur could also produce such effect.

Restrictions on Potential Growth

The payout by Aeroplan of substantially all of its operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of Aeroplan and its cash flow.

Restrictions on Certain Unitholders and Liquidity of Units

The Fund Declaration of Trust imposes various restrictions on Unitholders. Non-resident Unitholders are prohibited from beneficially owning more than 49.9% of the Units. These restrictions may limit (or inhibit the exercise of) the rights of certain Unitholders, including non-residents of Canada and U.S. persons, to acquire Units, to exercise their rights as Unitholders and to initiate and complete take-over bids in respect of the Units. As a result, these restrictions may limit the demand for Units from certain Unitholders and thereby adversely affect the liquidity and market value of the Units held by the public. Management regularly monitors the level of Non-Resident ownership of the Fund through declarations obtained from market intermediaries. Given the limitations in the securities registration system and the lack of any process for real-time residency information to flow to the trustee and transfer agent, Aeroplan is of the view that the periodic declarations received from various market intermediaries are currently the most appropriate method of determining the residency status of its Unitholders. If the level of Non-Resident ownership of the Fund approaches the 49.9% threshold, Aeroplan would consider implementing one or more of the measures described in "Description of the Fund – Limitation on Non-Resident Ownership".

Proposed Changes to the Canadian Federal Income Tax Treatment of Income Trusts

On October 31, 2006, the Minister of Finance (Canada) announced new tax proposals concerning the taxation of income trusts and other flow-through entities and tabled a Notice of ways and means motion to amend the Income Tax Act in that regard (**October Proposal**). The October Proposal was followed on December 21, 2006 by the release of draft legislation by the Department of Finance (Canada) (**draft legislation**) (the draft legislation, and, together with the October Proposal, **2006 Proposed Amendments**) concerning the distribution tax on publicly traded income trusts and partnerships. The 2006 Proposed Amendments, if enacted as currently drafted, will subject the Fund to trust level taxation as of January 1, 2011, which will reduce the amount of cash available for distributions to Unitholders. Based on the proposed rate of such tax, the Fund estimates that the enactment of the 2006 Proposed Amendments will, commencing on January 1, 2011, reduce the amount of cash available to the Fund for distribution to its Unitholders by an amount equal to 31.5% multiplied by the amount of pre-tax income (other than taxable dividends) distributed by the Fund and there can be no assurance that the Fund will be able to maintain the level of distributions commencing in 2011. There can be no assurance that the Fund will be able to retain the

benefit of the deferred application of the new tax regime until 2011. If the Fund is deemed to have undergone "undue expansion", as described in the Guidelines on Normal Growth issued by the Department of Finance (Canada) on December 15, 2006, during the period from and including November 1, 2006 to December 31, 2010, the 2006 Proposed Amendments would become effective on a date earlier than January 1, 2011. Loss of the benefit of the deferred application of the new tax regime until 2011 could have a material and adverse effect on the value of Units.

On December 15, 2006, the Department of Finance (Canada) issued a press release that provides guidance on what the Department of Finance means by normal growth (**Normal Growth Guidelines**). The Department of Finance indicated that an income trust or other flow-through entity will not lose the benefit of the deferred application of the new tax regime to 2011 if the aggregate amount of new equity (which will include Units and debt that is convertible into Units and potentially other substitutes for such equity) issued by it before 2008 does not exceed the greater of $50.0 million and an objective "safe harbour" amount equal to 40% of the trust's market capitalisation as of the end of trading on October 31, 2006 (measured in terms of the value of a trust's issued and outstanding publicly-traded Units (not including debt, options or other interests that were convertible into Units of the trust)) (**October 31, 2006 Market Capitalization**). The "safe harbour" for the intervening years up to 2011 will be as follows:

Time Period	Safe Harbour Amount
November 1, 2006 to December 31, 2007	40% of October 31, 2006 Market Capitalization
2008	20% of October 31, 2006 Market Capitalization
2009	20% of October 31, 2006 Market Capitalization
2010	20% of October 31, 2006 Market Capitalization

As the above-noted table illustrates, in the aggregate, a publicly traded income trust or other flow-through entity can incrementally increase its equity capital by 100% of its October 31, 2006 Market Capitalization. The Fund's October 31, 2006 Market Capitalization was approximately $ 792 million.

Nature of Distributions

The after-tax return for any Units owned by Unitholders which are subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the Fund (portions of which may be fully or partially taxable or may be tax deferred). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to Unitholders. The 2006 Proposed Amendments would, if enacted, apply a tax on certain income earned by a specified investment flow through trust (**SIFT Trust**), as well as treat the taxable distributions received by investors from such entity as taxable dividends. As currently drafted, the 2006 Proposed Amendments do not change the tax treatment of distributions that are paid as a return of capital by SIFT Trusts but there can be no assurance that the final legislation implementing the 2006 Proposed Amendments will maintain such tax treatment. As currently drafted, the 2006 Proposed Amendments will not apply to income trusts, the Units of which were publicly traded as of October 31, 2006, such as the Fund, until January 1, 2011, subject to issues of "undue expansion" discussed further herein.

AEROPLAN MILES REDEMPTION RESERVE

At the closing of the Initial Public Offering, Aeroplan established a reserve (**Aeroplan Miles Redemption Reserve**) to fund a portion of management's estimate of the Future Redemption Costs in respect of unredeemed Aeroplan Miles outstanding at the closing of the Initial Public Offering. The Aeroplan Miles Redemption Reserve is available to be used to supplement cash flow generated from operations in order to pay for rewards in the event of unusually high redemption activity associated with Aeroplan Miles.

The Aeroplan Miles Redemption Reserve was initially based on a portion of the estimated Future Redemption Costs of Aeroplan Miles outstanding at the closing of the Initial Public Offering. At the closing of the

Initial Public Offering, $400 million was deposited in the Aeroplan Miles Redemption Reserve account, funded from the net proceeds of the Initial Public Offering and from a drawdown on the Term Facility. As at December 31, 2006, the Aeroplan Miles Redemption Reserve amounted to $400 million, representing 39.6% of the Future Redemption Cost liability. To date, Aeroplan has not had to use the funds held in the Aeroplan Miles Redemption Reserve.

In accordance with its investment policy, Aeroplan LP invests the Aeroplan Miles Redemption Reserve and excess cash, included in short-term investments and cash and cash equivalents in commercial paper or corporate bonds with a minimum rating of R-1 (high) or AA(low) and term deposits, subject to certain threshholds to reduce undue exposure to any one issuer.

Interest or other income earned in connection with the investment of amounts held in the Aeroplan Miles Redemption Reserve account accrues to the benefit of Aeroplan and does not increase the total amount held in the Aeroplan Miles Redemption Reserve account.

In connection with the operation of the Aeroplan Miles Redemption Reserve, management may seek such advice and retain such experts as management may deem prudent or as otherwise may be required by applicable securities laws.

DISTRIBUTIONS

Distribution Policy of the Fund

The Fund intends to make monthly distributions of its available cash to the extent possible to Unitholders, within 15 days of the end of each month, after receiving equivalent distributions from Aeroplan. Such monthly cash distributions will be made to Unitholders of record on the last business day of each month, and consist of Distributable Cash less estimated cash amounts required for expenses and other obligations of the Fund, including any tax liability, and cash redemptions of Units.

Distribution Policy of the Trust

The Trust intends to make monthly cash distributions to the Fund of its net monthly cash receipts, after satisfaction of its interest obligations, if any, and less any estimated cash amounts required for expenses and other obligations of the Trust, any cash redemptions or repurchases of Trust Units or Trust Notes and any tax liability. Such distributions shall be paid within ten days following each calendar month end and are intended to be received by the Fund prior to its related cash distribution to Unitholders.

Distribution Policy of Aeroplan LP

Aeroplan LP intends to make equal monthly cash distributions to its partners of record on the last business day of each month. Please see the section "Description of Aeroplan LP — Distributions". Distributions will be paid within seven days of the end of each month and are intended to be received by the Trust prior to its related cash distribution to holders of its Trust Units. Distributable Cash for a given period will consist, in general, of Aeroplan LP's Adjusted EBITDA for the particular period less any estimated cash amounts required for debt service obligations of Aeroplan LP, if any, other expense obligations, Maintenance Capital Expenditures, taxes, reserves (including amounts on account of the Aeroplan Miles Redemption Reserves and reserves intended to stabilize distributions to Unitholders), and such other amounts as may be considered appropriate by Aeroplan GP.

In accordance with the Aeroplan LP Partnership Agreement, priority distributions are to be made to the Trust and the Fund in order to cover their operating expenses. A priority distribution of $0.5 million was paid to the Fund in December of 2006. The Fund used the proceeds of the distribution to reimburse Aeroplan for the operating expenses paid by Aeroplan on the Fund's behalf. No priority distributions were declared by Aeroplan in 2005 since no significant operating expenses were incurred by the Trust and the Fund. Please see the section "Aeroplan Miles Redemption Reserve".

The subordination provisions attached to the Subordinated LP Units held by ACE Aviation representing 20% of the LP Units issued and outstanding at the closing of the Initial Public Offering were effective until December 31, 2006. As a result, for future distributions by Aeroplan LP in 2007 to its partners, cash available to make distributions shall be paid monthly to the holders of all LP Units (consisting of both non-subordinated LP Units and the previously Subordinated LP Units), *pro rata*, subject to any adjustments in the exchange ratio or the termination of the subordination arrangements.

The terms of the New Credit Facilities include certain covenants limiting the aggregate amount of distributions by Aeroplan LP to holders of record of LP Units during any twelve-month period from exceeding the aggregate Distributable Cash of Aeroplan LP during such period. Distributions by Aeroplan LP are also prohibited upon the occurrence and continuance of an event of default under the New Credit Facilities. Please see the section "The Aeroplan Business— Debt Financing".

Cash distributions by the Fund are not guaranteed and will be based indirectly upon the business operated by Aeroplan LP, which is susceptible to a number of risks. Please see the section "Risks and Uncertainties Affecting the Business".

Distributions

As the Fund is an income trust, it does not pay dividends. The initial distribution for the period from the closing of the Initial Public Offering on June 29, 2005 to July 31, 2005 was made on August 15, 2005 in an amount of $0.0622 per Unit, representing a monthly distribution per Unit of $0.0583. Subsequent monthly cash distributions of: (i) $0.0583 per Unit were made from August to December 2005; (ii) $0.0583 per Unit from January to June 2006; (iii) $0.0625 per Unit from July to November 2006; and (iv) $0.0700 per Unit for December 2006 and January through to March 2007.

On October 16, 2006, the Trustees approved an increase in distributions to Unitholders from $0.0625 to $0.0700 per Unit, commencing with the distribution declared for the month of December 2006, following a decision by the Board of Directors to increase Aeroplan GP's distributions to its limited partners by the same amount. The amount of distributions remains subject to review throughout the year, and any changes to the monthly distribution amounts are subject to the approval of the Trustees.

During the years ended December 31, 2006 and 2005, Aeroplan LP declared distributions to its partners totaling $146.5 million and $381.7 million ($311.0 million to ACE Aviation immediately prior to the Initial Public Offering) and $70.7 million (after the Initial Public Offering), respectively.

SUBSCRIPTION, LIQUIDITY AND SECURITYHOLDERS' AGREEMENTS

Subscription Agreement

On the closing of the Initial Public Offering, the Fund, the Trust, ACE Aviation, Aeroplan LP and Aeroplan GP entered into a subscription agreement (**Subscription Agreement**). The following is a summary of certain provisions of the Subscription Agreement, which summary is not intended to be complete. Reference is made to the Subscription Agreement for a complete description and the full text of its provisions.

Pursuant to the terms of the Subscription Agreement, the Trust subscribed for LP Units representing 12.5% of the outstanding LP Units in consideration for the payment to Aeroplan LP of an amount equal to the gross proceeds of the Initial Public Offering received by the Trust from the Fund. The completion of the transactions contemplated by the Subscription Agreement were conditional upon, among other things, the completion of the Initial Public Offering, the receipt of certain approvals and consents, and the funds being made available for drawdown by Aeroplan LP under the New Credit Facilities.

The Subscription Agreement contains customary representations and warranties and related indemnities from ACE Aviation and Aeroplan LP in favour of the Fund and the Trust. These representations and warranties address various matters relating to the loyalty marketing business operated by Aeroplan LP and related partnership and operational matters, and include a representation and warranty that the prospectus of the Fund dated June 22,

2005 contains full, true and plain disclosure of all material facts relating to the Fund, Aeroplan and the Units and does not contain any misrepresentation. The majority of these representations and warranties survive the closing of the Initial Public Offering for a period of two years, except for (i) certain limited representations and warranties, which survive indefinitely, (ii) representations and warranties relating to taxation matters, which survive the closing of the Initial Public Offering for the duration of the applicable reassessment and appeal period, and (iii) the representation and warranty as to the prospectus disclosure of the Fund dated June 22, 2005, which survive the closing of the Initial Public Offering for a period of three years.

ACE Aviation and Aeroplan LP will indemnify the Fund and the Trust in respect of breaches of their respective representations and warranties. In addition, ACE Aviation will indemnify Aeroplan LP in respect of Aeroplan LP's indemnification obligations under the Subscription Agreement. The maximum aggregate liability of ACE Aviation and Aeroplan LP under their indemnities in the Subscription Agreement is equal to the amount of the Acquisition Promissory Note. All claims for indemnification under the Subscription Agreement are subject to an aggregate deductible in the amount of $1,000,000 and to a minimum individual claim amount of $100,000.

Purchasers under the prospectus of the Fund dated June 22, 2005 do not have a direct statutory right of action against ACE Aviation. The purchasers' sole remedy against ACE Aviation is through the Fund or the Trust exercising their rights under the Subscription Agreement to claim for indemnification in respect of a breach by ACE Aviation or Aeroplan LP of the representations and warranties contained under that agreement, subject to the limitations of liability described above. In addition, there can be no assurance of recovery by the Fund or the Trust from ACE Aviation or Aeroplan LP for breaches of the representations and warranties.

Investor Liquidity Agreement

The Investor Liquidity Agreement grants ACE Aviation or any entity controlled by it the right to effectively liquidate all or any portion of its LP Units and the Aeroplan GP common shares. Subject to the subordination of the Subordinated LP Units (from January 1, 2007 forward, the Subordinated LP Units ceased to be subordinated and became ordinary LP Units) liquidation rights may be exercised by ACE Aviation at any time at its discretion so long as all of the following conditions have been met: (a) the liquidation would not cause the Fund to breach the restrictions respecting non-resident ownership contained in the Fund Declaration of Trust as described in "Description of the Fund — Limitation on Non-Resident Ownership" or otherwise cause the Fund to cease to be a "mutual fund trust" under the Tax Act, (b) the Fund is legally entitled to issue the Units in connection with the exercise of the liquidation rights, and (c) the person receiving the Units if applicable, upon the exercise of the liquidation rights complies with all applicable securities laws. In the Investor Liquidity Agreement, the Fund and the Trust agreed not to take any of the following actions without the prior written approval of Aeroplan GP so long as there are liquidity rights outstanding: (a) make any investment in any entity other than Aeroplan LP and Aeroplan GP (or any subsidiary of Aeroplan LP or any successor entity that holds any part of the business of Aeroplan), (b) issue any Units or other securities or repurchase outstanding Units or other securities (other than as contemplated by the redemption right or any existing agreement), or (c) issue any debt securities or guarantee the indebtedness of any third party. Rights under the Investor Liquidity Agreement may be assigned by ACE Aviation in whole or in part in connection with a transfer of its direct or indirect ownership interests in Aeroplan.

ACE Aviation exercised its right on March 3, 2006, March 31, 2006, December 28, 2006, January 10, 2007, and March 14, 2007 under the Investor Liquidity Agreement to exchange its LP Units and Aeroplan GP common shares into Units. As a result, as at March 14, 2007 ACE Aviation no longer held any LP Units and Aeroplan GP common shares.

ACE Aviation has also been granted demand and "piggy-back" registration rights by the Fund, subject to certain restrictions, enabling it to require the Fund to file a prospectus and otherwise assist with a public offering of Units, pursuant to the terms and conditions contained in the Investor Liquidity Agreement. In the event of a "piggy-back" offering, the Fund's financing requirements would take priority. The costs of any public offerings of Units will be borne by Aeroplan, other than the underwriters' commissions which will be borne by ACE Aviation.

Securityholders' Agreement

On the closing of the Initial Public Offering, the Fund, the Trust, ACE Aviation, Aeroplan LP and Aeroplan GP entered into a securityholders' agreement (**Securityholders' Agreement**) governing the securityholdings in, and the business and affairs of, Aeroplan GP and Aeroplan LP. The following is a summary of certain provisions of the Securityholders' Agreement, which summary is not intended to be complete. Reference is made to the Securityholders' Agreement for a complete description and the full text of its provisions.

The Securityholders' Agreement provides that no holder of LP Units, other than the Trust, is permitted to transfer such LP Units, other than in accordance with the terms of the Investor Liquidity Agreement or the Securityholders' Agreement, unless: (i) such transfer would not require that the transferee make an offer to Unitholders to acquire such Units on the same terms and conditions under applicable securities legislation, if such LP Units, and all other outstanding LP Units, excluding the LP Units held by the Trust, were converted into Units at the then current exchange ratio in effect under the Investor Liquidity Agreement immediately prior to such transfer; or (ii) the offeror acquiring such LP Units makes a contemporaneous identical offer for the Units (in terms of price, timing, proportion of securities sought to be acquired and conditions and at the then current exchange ratio in effect under the Investor Liquidity Agreement) and does not acquire such LP Units unless the offeror also acquires a proportionate number of Units actually tendered to such identical offer. The Securityholders' Agreement also provides that the transfer of LP Units to any person or entity will be subject to such person or entity agreeing to be bound by the provisions of the Securityholders' Agreement provided that, for greater certainty, ACE Aviation's board representation rights are not transferable except to its affiliates.

As a result of the exercise by ACE Aviation on March 3, 2006, March 31, 2006, December 28, 2006, January 10, 2007, and March 14, 2007 of its right to exchange its LP Units and Aeroplan GP common shares into Units under the Investor Liquidity Agreement, the Trust currently holds all of the issued and outstanding LP Units of Aeroplan LP.

First Amendment to the Securityholders' Agreement

On March 14, 2007, ACE Aviation, the Trust and Aeroplan GP entered into an amendment to the Securityholder's Agreement to enable ACE Aviation to benefit, as a holder of Units, from the same governance rights as it benefited, prior to March 14, 2007, as a holder of LP Units and Aeroplan GP common shares (**First Amendment**). As a result of the First Amendment, ACE will continue to have the right to appoint the majority of the directors of Aeroplan GP for as long as it holds, directly or indirectly, 20% or more of the issued and outstanding Aeroplan GP common shares.

In addition, for key governance terms, see "Management, Trustees and Directors — Governance of Aeroplan GP". For a description of the March 14, 2007 transactions, please see the section "General Development of the Business — History of the Company".

RELATED PARTY TRANSACTIONS

ACE Aviation holds 40.1% of the Units of the Fund issued and outstanding and under the Securityholders' Agreement, as amended by the First Amendment, ACE Aviation has the ability to nominate a majority of the members of the Board of Directors. ACE Aviation is also the parent company of Air Canada.

As discussed in this Annual Information Form under "The Aeroplan Business — Accumulation Partners — Airlines", Air Canada, including its affiliates, is one of Aeroplan's largest partners, representing approximately 29% and 27% of Aeroplan Miles billed for 2006 and 2005, respectively. Air Canada, including other Star Alliance partners, is Aeroplan's largest Redemption Partner. For 2006, 89.7% of total reported cost of rewards was paid to Air Canada, compared to 93.2% for 2005. Selling, general and administrative expenses where Air Canada was the supplier of services represented 47.5% and 56.0% of total reported operating expenses for 2006 and 2005.

Aeroplan has entered into several arrangements and agreements with Air Canada including the CPSA, the Database Agreement, the MSA and the GSA which are described in this Annual Information Form under "The Aeroplan Business — Long-Term Strategic Relationship with Air Canada".

The transactions between Aeroplan and Air Canada are in the ordinary course of business and accordingly are recorded at the exchange amount, representing the amount agreed between the parties. Also, refer to Note 3 of the audited consolidated financial statements of Aeroplan LP for the year ended December 31, 2006 for details on the related party transactions and balances with ACE Aviation, Air Canada and its affiliates.

Any material commercial transaction involving ACE Aviation, Air Canada or their affiliates, on the one hand, and Aeroplan LP, on the other hand, will be considered and approved by the directors of Aeroplan GP who are Independent of ACE Aviation and who are not directors or officers of ACE Aviation or its subsidiaries (other than Aeroplan GP).

MARKET FOR SECURITIES

The Units are listed for trading on the TSX under the symbol "AER.UN".

TRADING PRICE AND VOLUME

The following table shows the monthly range of high and low prices per Unit, the total monthly volumes, and the average daily volumes of Units traded on the TSX for the months of January to December 2006.

2006 Month(1)	Price per Unit ($) Monthly High	Price per Unit ($) Monthly Low	Units Total Monthly Volume	Units Average Daily Volume
January	13.39	12.20	8,393,507	399,691
February	13.30	12.25	4,754,643	237,732
March	13.40	12.00	18,789,547	816,937
April	13.05	12.30	7,184,175	378,114
May	13.45	12.34	9,350,705	425,032
June	13.98	12.80	6,450,714	293,214
July	13.94	12.47	5,129,445	256,472
August	14.05	12.66	6,861,828	311,901
September	15.15	13.50	11,983,274	599,164
October	16.60	14.79	19,627,244	934,631
November	17.70	12.97	28,852,506	1,311,478
December	17.59	16.30	14,083,470	741,235

(1) Units began trading on the TSX on June 29, 2005.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Units is CIBC Mellon Trust Company at its principal offices in Montreal, Toronto, Vancouver, Calgary and Halifax.

MANAGEMENT, TRUSTEES AND DIRECTORS

Trustees of the Fund

The following table sets out the five individuals currently serving as the five Trustees of the Fund. Please note that the number of Units beneficially owned as indicated in the table does not reflect ACE Aviation's special distribution that occurred on March 14, 2007 where the individuals named are also ACE Aviation shareholders:

Name and Municipality of Residence	Position with the Fund	Principal Occupation	Trustee Since	Number of Units Beneficially Owned or over which Control or Direction is Exercised
Roman Doroniuk(2)(5) Toronto, Ontario	Trustee	Consultant	June 21, 2005	5,000
Joanne Ferstman(2)(3)(4) Toronto, Ontario	Trustee	Executive Vice President, Corporate Secretary and Chief Financial Officer of Dundee Corporation and Executive Vice President and Chief Financial Officer of Dundee Wealth Management Inc.	June 21, 2005	5,000
Pierre Marc Johnson(1)(5) Montreal, Québec	Trustee	Of Counsel, Heenan Blaikie LLP	June 21, 2005	8,111
John T. McLennan(1)(3) Mahone Bay, Nova Scotia	Trustee	Corporate Director	June 21, 2005	26,222
David I. Richardson(1)(2) Grafton, Ontario	Trustee	Corporate Director	June 21, 2005	21,222

(1) Is currently also a director of ACE Aviation.
(2) Member of the Audit, Finance and Risk Committee (**Audit Committee**).
(3) Member of the Governance and Corporate Matters Committee (**Governance Committee**).
(4) Member of the Human Resources and Compensation Committee.
(5) Member of the Nominating Committee.

M. Robert Peterson, the Executive Vice President and Chief Financial Officer of ACE Aviation until September 1, 2005 and Executive Vice President, Finance, and Chief Financial Officer of Aeroplan from September 1, 2005 to June 30, 2006, was the initial trustee of the Fund and resigned from such capacity upon the appointment of the above five Trustees. The term of office for each Trustee shall continue until he or she resigns or is replaced at a meeting of the Unitholders. Trustees are elected annually by the Unitholders. Please see the section "Description of the Fund — Trustees".

Directors of Aeroplan GP

The Board of Directors is currently comprised of nine members as set out in the following table. Please note that the number of Units beneficially owned as indicated in the table does not reflect ACE Aviation's special distribution that occurred on March 14, 2007 where the individuals named are also ACE Aviation shareholders:

Name and Municipality of Residence	Position with Aeroplan	Principal Occupation	Director Since	Number of Units Beneficially Owned or over which Control or Direction is Exercised
Bernard Attali[1][4] Paris, France	Director	Honorary Chairman, Air France Group and Senior Advisor (France), Texas Pacific Group	June 21, 2005	3,611
Robert E. Brown[1][3] Montreal, Québec	Director	President and Chief Executive Officer, CAE Inc	June 21, 2005	11,222
Roman Doroniuk[2][5] Toronto, Ontario	Director	Consultant	June 21, 2005	5,000
Rupert Duchesne Montreal, Québec	Director	President and Chief Executive Officer, Aeroplan	June 21, 2005	19,909
Joanne Ferstman[2][3][4] Toronto, Ontario	Director	Executive Vice President, Corporate Secretary and Chief Financial Officer of Dundee Corporation and Executive Vice President and Chief Financial Officer of Dundee Wealth Management Inc.	June 21, 2005	5,000
W. Brett Ingersoll[1][3][5] New York, New York	Director	Managing Director, Cerberus Capital Management, L.P.	June 21, 2005	Nil
Robert A. Milton[1] Westmount, Québec	Director	Chairman, President and Chief Executive Officer, ACE Aviation and Chairman of Air Canada, ACTS Technical Services Inc., and Jazz Air Holding GP Inc.	June 21, 2005	10,141
Robert G. Warden[4] New York, New York	Director	Managing Director, Cerberus Capital Management, L.P.	June 21, 2005	Nil
Marvin Yontef[1][3] Toronto, Ontario	Director	Senior Partner, Stikeman Elliott LLP	June 21, 2005	8,111

(1) Is currently also a director of ACE Aviation.
(2) Member of the Audit Committee.
(3) Member of the Governance Committee.
(4) Member of the Human Resources and Compensation Committee.
(5) Member of the Nominating Committee.

Officers of Aeroplan

The following table sets out, for each of the current executive officers of Aeroplan, the person's name, municipality of residence, positions with Aeroplan, principal occupation, date of start of office and number of Units beneficially owned. Please note that the number of Units beneficially owned as indicated in the table does not reflect ACE Aviation's special distribution that occurred on March 14, 2007 where the individuals named are also ACE Aviation shareholders:

Name and Municipality of Residence	Position with Aeroplan	Principal Occupation	Executive Officer Since	Number of Units Beneficially Owned or over which Control or Direction is Exercised
Rupert Duchesne Montreal, Québec	President and Chief Executive Officer	President and Chief Executive Officer of Aeroplan	August 1, 2000	19,909
Pierre Duhamel Montreal, Québec	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Aeroplan	June 5, 2006	Nil
Mark Hounsell, Montreal, Québec	Vice President, General Counsel and Corporate Secretary	Vice President, General Counsel and Corporate Secretary of Aeroplan	October 2, 2006	Nil
Liz Graham Pointe Claire, Québec	Vice President, Operations	Vice President, Operations of Aeroplan	November 1, 2000	1,514
André Hébert, Boucherville, Québec	Vice President, Technology and e-Business	Vice President, Technology and e-Business of Aeroplan	June 25, 2001	3,900
Craig Landry, Montreal, Québec	Vice President, Rewards	Vice President, Rewards	November 8, 2006	1,158
Robert A. Milton Westmount, Québec	Chairman	Chairman, President and Chief Executive Officer, ACE Aviation and Chairman, Air Canada	April 19, 2005	10,141
Rob Shields Toronto, Ontario	Vice President, Partnerships	Vice President, Partnerships of Aeroplan	May 2, 2005	6,060
Melissa Sonberg Montreal, Québec	Vice President, Corporate Services	Vice President, Corporate Services of Aeroplan	June 25, 2001	2,092
Marc Trudeau Longueuil, Québec	Vice President, Strategy and Business Development	Vice President, Strategy and Business Development of Aeroplan	August 1, 2000	2,638

As at March 20, 2007, the Trustees and the directors and officers of Aeroplan as a group owned, directly or indirectly, or had control or direction over 47,412 Units representing approximately 0.023706% of the outstanding Units.

Biographies

The following are biographies of (i) the Trustees of the Fund, (ii) the directors of Aeroplan GP, and (iii) the current executive officers of Aeroplan.

Bernard Attali is the Honorary Chairman of Air France Group and Senior Advisor (France) for Texas Pacific Group. Mr. Attali is also a director of ACE Aviation, Air Canada, Jazz Air Holding GP Inc., and Orrick European Board. He was Vice-Chairman of Deutsche Bank Europe Investment Banking from 1999 to 2000. Mr. Attali has served as Chairman and Chief Executive Officer of Air France as well as Chairman of the International Air Transport Association, Excom and the Association of European Airlines (AEA). Mr. Attali is a Commandeur de la Légion d'Honneur, Commandeur de l'Ordre du Mérite and Titulaire de la Médaille de l'Aéronautique. Mr. Attali holds diplomas from the Institut d'Études Politiques of Paris and from the École Nationale d'Administration.

Robert E. Brown is President and Chief Executive Officer of CAE Inc., a provider of simulation and modeling technologies as well as integrated training services for both civil aviation and defence customers. Mr. Brown is a director of CAE Inc., CPVC Blackcomb Inc., ACE Aviation and a trustee of Jazz Air Income Fund. He was Chairman of Air Canada from 2003 to 2004. Mr. Brown joined Bombardier Inc. in 1987 and was responsible for the Bombardier Aerospace sector from 1990 to 1999. He was President and Chief Executive Officer of Bombardier Inc. (aerospace, transportation and recreational products) from 1999 to 2002. Mr. Brown also held various senior positions in federal ministries with economic vocations, including the position of Associate Deputy Minister in the Department of Regional Industrial Expansion.

Roman Doroniuk is a consultant providing financial and strategic advisory services to a variety of companies in the healthcare, advertising and media industries. He also serves on the board of directors of The Forzani Group Ltd. Mr. Doroniuk was Executive Vice President of Magna International Inc. and Chief Operating Officer of Magna Entertainment Corp. from January 2003 to October 2003, President of Lions Gate Entertainment from October 1998 to April 2000, and Chief Financial Officer of Alliance Communications Corporation from October 1995 to September 1998. Mr. Doroniuk holds a Bachelor of Business Management from Ryerson University and is a Chartered Accountant.

Rupert Duchesne has been President and Chief Executive Officer of Aeroplan since August 2000. Prior to his current position, Mr. Duchesne served as Chief Integration Officer, overseeing the merger of Air Canada and Canadian Airlines International. He also served Air Canada as Senior Vice President, International and Vice President, Marketing. Prior to joining Air Canada, Mr. Duchesne served as Vice President, Worldwide Aviation Practice for Mercer Management Consultants during the period 1994 to 1996. Mr. Duchesne was Co-owner and Director of LCB Consultants from 1989 to 1994, when the firm was purchased by Mercer. Mr. Duchesne holds a Bachelor of Science (Honours) degree in Pharmacology from the University of Leeds, England and a Masters in Business Administration from Manchester Business School, The University of Manchester, England. Mr. Duchesne is currently a director of Alliance Atlantis Communications Inc. and serves on the Board of Trustees of the Art Gallery of Ontario, as well as on the Boards of the NeuroScience Canada Partnership and Foundation, and of The Council for Business and the Arts in Canada.

Pierre Duhamel has been Executive Vice President and Chief Financial Officer of Aeroplan since June 2006. He has executive responsibility for the overall financial strategic direction, control, reporting and financial monitoring of Aeroplan. Prior to joining Aeroplan, Mr. Duhamel was Chief Financial Officer at Teleglobe International Holdings. Prior to Teleglobe, Mr. Duhamel was a Managing Director of Cartier Capital, a venture capital partnership operating in the financial services sector. Mr. Duhamel previously held a variety of executive finance positions at Imasco Limited, a North American consumer products and services conglomerate, including Vice President and Controller of the parent company and Vice President and Chief Financial Officer of its subsidiary company, Imperial Tobacco. He began his career at Peat Marwick Mitchell. Mr. Duhamel is a Chartered Accountant and holds a Bachelor of Commerce Degree and a Graduate Diploma in Public Accountancy from McGill University. Mr. Duhamel has served on numerous committees of the Canadian Institute of Chartered Accountants.

Joanne Ferstman is Executive Vice President, Corporate Secretary and Chief Financial Officer of Dundee Corporation, and Executive Vice President and Chief Financial Officer of Dundee Wealth Management Inc. Ms. Ferstman holds a Bachelor of Commerce from McGill University and is a Chartered Accountant.

Liz Graham has been Vice President, Operations of Aeroplan since November 2003 and is responsible for leading Aeroplan's Contact Centre, Technology and Operations functions. From November 2000 to November 2003, Ms. Graham held the position of Vice President, Customer Service at Aeroplan. Prior to her appointment to Aeroplan, Ms. Graham held the post of Vice President, Airports for Air Canada where she was responsible for all airport and cargo operations in North America. Over the period of 1973 to 2000, Ms. Graham held a variety of increasingly senior roles at the airline, including General Manager, Call Centres and Aeroplan, Senior Director, Customer Service Support; Senior Director, Business Development Alliances and Regionals, and General Manager, Customer Service Europe.

André Hébert has held the position of Vice President, Technology and e-Business for Aeroplan since 2001. Prior to his appointment to Aeroplan, Mr. Hébert held the position of Director, Call Centre Technology at Air Canada, where he held progressively more senior technology roles over the period 1989 to 2001. Prior to joining Air Canada, Mr. Hébert held various management positions with Unisys from 1981 to 1989. Mr. Hébert holds a Bachelor's degree in Commerce and a Master's degree in Business Administration from l'École des Hautes Études Commerciales de Montréal.

Mark Hounsell was appointed Vice President & General Counsel in October 2006 and Corporate Secretary in November 2006. He has overall responsibility for the development and management of the legal framework for Aeroplan's business, providing support and counsel for corporate, commercial, litigation, labour and employment activities, as well as leadership of the enterprise's corporate governance, privacy and ethics portfolios. Prior to joining Aeroplan, from 1997 to 2006, Mr. Hounsell held various senior positions within the BCE group of companies, most recently as Assistant General Counsel for Bell Canada. In this role, Mr. Hounsell was responsible for managing Bell's legal commercial group to service the needs of Bell's Quebec enterprise operations. Mr. Hounsell's previous work with BCE concentrated on M&A, financing initiatives and corporate governance, as well as various counsel positions at Bell Canada International Inc., including the position of Vice-President, Law and Corporate Secretary. After having received his degree in law at the Université de Montréal in 1991 and having been called to the Quebec Bar in 1992, Mr. Hounsell worked in private practice with the Montreal law firms of Desjardins Ducharme (1994-1997) and De Grandpré Chait (1992-1994).

W. Brett Ingersoll is a Managing Director of Cerberus Capital Management, L.P. (private equity investment firm) and Co-Head of its Private Equity Practice. Mr. Ingersoll is also a director of ACE Aviation and AerCap Holdings, N.V. Prior to joining Cerberus in 2002, Mr. Ingersoll was a Partner at JP Morgan Partners (formerly Chase Capital Partners) from 1993 to 2002 (private equity investment firm). Mr. Ingersoll is a director of various private companies including Coram Health Care, IAP Worldwide Services, Inc., Talecris Bio Therapeutics Inc. and Endura Care, LLC. Mr. Ingersoll received his M.B.A. in 1993 from Harvard Business School and received his B.A. in 1987 from Brigham Young University.

Pierre Marc Johnson is of Counsel to the offices of the Canadian law firm Heenan Blaikie LLP and advises, mediates, negotiates for or with, various governments, United Nations related organizations and other international institutions. Mr. Johnson is a director of Orthosoft Inc., ACE Aviation, Air Canada, Jazz Air Holding GP Inc., and the Veolia Environmental Institute (Paris). During his career in Public Office, Mr. Johnson, a physician and attorney, became Quebec's Premier in 1985 and then Leader of the Opposition. Mr. Johnson had previously been Minister of Labor and Manpower, Financial Institutions, Social Affairs, Intergovernmental Affairs, Attorney General and Minister of Justice.

Craig Landry was appointed Vice President, Rewards on April 1, 2006 to lead the Rewards team at Aeroplan, with overall responsibility for the portfolio of products available for redemption. Key areas of responsibility include new product development and implementation, product management, supplier and partner management, fulfillment and profitability and cost management. Prior to Aeroplan, Mr. Landry joined Air Canada in 1994 and held a variety of positions within Marketing, including Pricing, Yield Management, Market Management and Network Planning. As a Pricing and Revenue Management specialist, Mr. Landry provided leadership to many projects at the airline, including the launch of Star Alliance, the integration of Canadian Airlines, the launch of

Tango and Zip, as well as the development of Air Canada's new pricing business model. Mr. Landry joined Aeroplan in 2003 as Director, Reward Management. Since that time, he has led several corporate initiatives, such as the ClassicPlus Flight Rewards program for expanded air capacity and the introduction of several new reward product lines, including car, hotel, vacation, merchandise, gift cards and unique experiential rewards. Mr. Landry holds an MBA and a Bachelor of Arts, both from McGill University.

John T. McLennan is a corporate director. Mr. McLennan is a director of Amdocs Ltd., Emera, Manitoba Telephone Systems (Vice-Chairman), Medisys Health Services, ACE Aviation, Air Canada, and Jazz Air Holding GP Inc. Mr. McLennan was recently Vice-Chairman and Chief Executive Officer of Allstream. Prior to that position, he served as AT&T Canada's Vice Chairman and Chief Executive Officer. He was also the founding President of Jenmark Consulting Inc., President and Chief Executive Officer of Bell Canada, President of Bell Ontario as well as Chairman, President and Chief Executive Officer of BCE Mobile Communications Inc. Mr. McLennan has also served as President and Chief Executive Officer of Cantel Wireless and Executive Vice President of Mitel Communications Inc.

Robert A. Milton is Chairman, President and Chief Executive Officer of ACE Aviation. Mr. Milton is also Chairman of Air Canada, ACTS Technical Services Inc., and Jazz Air Holding GP Inc. Mr. Milton was previously President and Chief Executive Officer of Air Canada. Having joined Air Canada in 1992 in a consulting capacity, Mr. Milton moved from Senior Director of Scheduling to Vice President, Scheduling and Product Management, Senior Vice President, Marketing and In-Flight Service, Executive Vice President and finally Chief Operating Officer in 1996. Mr. Milton graduated in 1983 from the Georgia Institute of Technology with a Bachelor of Science Degree in Industrial Management.

David I. Richardson is a corporate director. Mr. Richardson is a director of ACE Aviation, Air Canada, and Jazz Air Holding GP Inc. Mr. Richardson is the former Chairman of Ernst & Young Inc. (Canada) and a former Executive Partner of Ernst & Young LLP. Mr. Richardson joined its predecessor, Clarkson, Gordon & Co., in 1963 and was appointed President of The Clarkson Company Limited in 1982. Mr. Richardson was also a member of the Management and Executive Committees of Ernst & Young LLP, national managing partner of the firm's Corporate Finance practice and the senior partner in the Corporate Recovery and Restructuring practice until his retirement from the partnership in 2002. Mr. Richardson holds a Bachelor of Commerce Degree from the University of Toronto and is a member and a Fellow of the Institute of Chartered Accountants of Ontario.

Rob Shields was appointed Vice President, Partnerships on May 2, 2005 to lead all the partner-facing revenue generating activities for Aeroplan. Mr. Shields has extensive experience in the strategic development and implementation of integrated loyalty systems and business models and is currently on the board of the Canadian Marketing Association. Prior to joining Aeroplan, from 2001 to 2005, Mr. Shields was Vice President, Customer Relationship Management and Loyalty and Chief Privacy Officer for the Hudson's Bay Company. From 1998 to 2001, Mr. Shields served as Managing Director of Symcor Incorporated. From 1996 to 1998, Mr. Shields was a manager for Deloitte-Braxton Marketing Strategy Consulting. Mr. Shields acted as Senior Consultant, Business Development for the Loyalty Group Limited, Canada in 1995 to 1996. Mr. Shields holds a Honors Bachelor of Science degree from the University of Western Ontario and a Master of Business Administration from Queen's University.

Melissa Sonberg was appointed Vice President, Corporate Resources for Aeroplan in June 2001 and took on the portfolio of Corporate Services in October 2006. In this role, Melissa oversees all aspects of Aeroplan's human resources, corporate communications, and corporate social responsibility programs. She is also currently providing leadership support to the Legal Services division. Ms. Sonberg has held a number of senior management positions at Air Canada, including Director of Organizational Learning and Director – Customer Service Communication, Employee Involvement and Training, building on several years of leadership roles in Quebec's health and social services sector. Melissa holds a Bachelor's degree in Psychology from McGill University and a Master of Administration from the University of Ottawa.

Marc Trudeau, Vice President, Strategy and Business Development, is the driving force behind Aeroplan's continual innovation and evolution and leads the teams focused on strategic development and business solutions. Mr. Trudeau began his career at Air Canada in 1985 managing various marketing capacities, such as Product Management, Commercial and Corporate Strategy, Market Segmentation, Customer Database Management and

Marketing Communications, and joined Aeroplan in 1994. Mr. Trudeau is an HEC graduate in Finance and holds an MBA in International Marketing from McGill University. Mr. Trudeau speaks regularly to a wide variety of business audiences on the topics of loyalty management and marketing.

Robert G. Warden is a Senior Vice President of Cerberus Capital Management, L.P., which he joined in February 2003. Prior to joining Cerberus, Mr. Warden was a vice president at J.H. Whitney from May 2000 to February 2003, a principal at Cornerstone Equity Investors LLC from July 1998 to May 2000 and an associate at Donaldson, Lufkin & Jenrette from July 1995 to July 1998. Mr. Warden graduated with an AB from Brown University in 1995.

Marvin Yontef is a senior partner with the Canadian law firm Stikeman Elliott LLP acting on a wide range of commercial activities including mergers and acquisitions, corporate finance and corporate reorganizations. Mr. Yontef is also a director of ACE Aviation, Air Canada, and ACTS Technical Services Inc. He is also a trustee of Jazz Air Income Fund.

Governance of Aeroplan GP

The securityholdings in, and the business and affairs of, Aeroplan GP and Aeroplan LP are governed by the Securityholders' Agreement entered into on the closing of the Initial Public Offering which provided that:

- the Board of Directors shall be initially comprised of nine (9) members;

- ACE Aviation, in its sole discretion, was initially entitled to appoint all of the directors of Aeroplan GP, except for two directors, so long as it owned a majority of Aeroplan GP common shares and LP Units;

- the trustees of the Fund would be entitled to appoint four (4) directors in circumstances where ACE Aviation held less than 50% but 20% or more of the Aeroplan GP common shares and LP Units; and

- ACE Aviation, in its sole discretion, could establish the number of directors of the Board of Directors so as to increase or decrease the number of directors it would be entitled to appoint on the Board of Directors, so long as it owned 20% or more of the Aeroplan GP common shares and LP Units.

On January 10, 2007, following the exchange of 60,000,000 LP Units of Aeroplan LP and 60,000,000 Aeroplan GP common shares into 60,000,000 Units, ACE Aviation's holdings were reduced to 20.3% of the Aeroplan GP common shares and the LP Units. As a result, the trustees of the Fund became entitled to appoint two (2) additional directors as soon as practicable following the change in ownership, such new directors to be Independent of ACE Aviation and not to be directors of ACE Aviation or subsidiaries of ACE Aviation (other than Aeroplan GP).

In accordance with the Securityholders' Agreement, it was established that, following the appointment of the two (2) new directors, the Board of Directors would be comprised of eleven (11) members. ACE Aviation would exercise its entitlement to appoint seven (7) of the eleven (11) directors of Aeroplan GP, and the trustees of the Fund will appoint four (4) directors of Aeroplan GP. The selection process for the appointment by the trustees of the Fund of two (2) new directors is ongoing. The new directors will be appointed as soon as practicable.

On March 14, 2007, ACE Aviation exercised its right under the Investor Liquidity Agreement to exchange the remainder of its LP Units and Aeroplan GP common shares into Units and, as a result, ACE no longer holds any LP Units and Aeroplan GP common shares. However, pursuant to the First Amendment entered into between ACE Aviation, the Trust, and Aeroplan GP on March 14, 2007, ACE Aviation will continue to have the right to appoint the majority of directors of Aeroplan GP for as long as it holds, directly or indirectly, 20% or more of the issued and outstanding Aeroplan GP common shares. Please see the sections "General Development of the Business — History

of the Company" and "Subscription, Liquidity and Securityholders' Agreements — First Amendment to the Securityholders' Agreement".

The term of office for each director of Aeroplan GP shall continue until he or she resigns or is replaced at a meeting of shareholders of Aeroplan GP, subject to the requirements of the Securityholders' Agreement. The party entitled to direct the appointment of directors can require the removal or replacement of members of the Board of Directors that it has designated at any time and at its sole discretion.

While ACE Aviation or a subsidiary of ACE Aviation is a party to the CPSA, ACE Aviation shall be entitled to appoint two directors of Aeroplan GP, irrespective of its level of ownership of Units.

Committees of the Board of Directors of Aeroplan GP and the Trustees of the Fund

The Board of Directors, together with the Trustees of the Fund, have a joint Audit Committee, a joint Governance Committee, a joint Human Resources and Compensation Committee and a joint Nominating Committee.

Audit Committee

The primary purpose of the Audit Committee is to assist the Board of Directors and the Trustees of the Fund in fulfilling their responsibilities of oversight and supervision of the accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, and the quality and integrity of financial statements.

Charter of the Audit Committee

The charter of the Audit Committee, as approved on February 6, 2006, is set out in Schedule A to this Annual Information Form.

Composition of the Audit Committee

The Audit Committee is composed of three members, as follows: Roman Doroniuk and Joanne Ferstman as representatives of both Aeroplan GP and the Fund, and David I. Richardson as representative of the Fund. Each member of the Audit Committee is independent of each of the Fund and Aeroplan LP and financially literate as required under *Multilateral Instrument 52-110 – Audit Committees.*

Relevant Education and Experience of the Audit Committee Members

In addition to each member's general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member is as follows:

(i) Roman Doroniuk is a consultant providing financial and strategic advisory services to a variety of companies in the healthcare, advertising and media industries. He also serves on the board of directors of The Forzani Group Ltd. Mr. Doroniuk was Executive Vice President of Magna International Inc. and Chief Operating Officer of Magna Entertainment Corp. from January 2003 to October 2003, President of Lions Gate Entertainment from October 1998 to April 2000, and Chief Financial Officer of Alliance Communications Corporation from October 1995 to September 1998. Mr. Doroniuk holds a Bachelor of Business Management from Ryerson University and is a Chartered Accountant.

(ii) Joanne Ferstman is Executive Vice President, Corporate Secretary and Chief Financial Officer of Dundee Corporation, and Executive Vice President and Chief Financial Officer of Dundee Wealth Management Inc. Ms. Ferstman holds a Bachelor of Commerce from McGill University and is a Chartered Accountant.

(iii) David I. Richardson is a corporate director. Mr. Richardson is a director of ACE Aviation, Air Canada, and Jazz Air Holding GP Inc. Mr. Richardson is the former Chairman of Ernst & Young Inc. (Canada) and a former Executive Partner of Ernst & Young LLP. Mr. Richardson joined its predecessor, Clarkson, Gordon & Co., in 1963 and was appointed President of The Clarkson Company Limited in 1982. Mr. Richardson was also a member of the Management and Executive Committees of Ernst & Young LLP, national managing partner of the firm's Corporate Finance practice and the senior partner in the Corporate Recovery and Restructuring practice until his retirement from the partnership in 2002. Mr. Richardson holds a Bachelor of Commerce Degree from the University of Toronto and is a member and a Fellow of the Institute of Chartered Accountants of Ontario.

Pre-approval Policies and Procedures

The Audit Committee reviews and approves the nature of all non-audit services, as permitted by securities legislation and regulations, to be provided the Fund's and Aeroplan LP's external auditor prior to the commencement of such work. In this regard, the Audit Committee will prepare a report for presentation to the Unitholders and holders of LP Units quarterly or annually, as required, regarding the Audit Committee's approval of such non-audit services in the period.

The Audit Committee will also require and review a report from the external auditor, if deemed appropriate by the Audit Committee, of all relationships between the external auditor and its related entities and the Fund and Aeroplan LP and their related entities, including all work performed and fees paid for such work of a non-audit nature, that in the external auditor's professional judgment may reasonably be perceived to bear on its objectivity and independence and confirming that in the external auditor's professional judgment it is independent of the Fund and Aeroplan LP and discuss this report with the external auditor in order to evaluate the objectivity and independence of the external auditor. The Audit Committee will also review steps taken by the external auditor to address any findings in any of the foregoing reviews.

Audit Fees

PricewaterhouseCoopers LLP has served as auditors of Aeroplan since 2002 and as auditors of the Fund since its inception on May 12, 2005.

Fees payable for the years ended December 31, 2006 and December 31, 2005 to PricewaterhouseCoopers LLP and its affiliates are $1,139,371 and $1,380,291, respectively, as detailed below:

	Year ended December 31, 2006	**Year ended December 31, 2005**
Audit fees	$755,250	$1,155,291
Audit-related fees	$30,000	Nil
Tax fees	Nil	Nil
All other fees	$354,121	$225,000
	$1,139,371	$1,380,291

The nature of each category of fees is described below.

Audit fees. Audit fees were paid for professional services rendered for the audit of the Fund's annual financial statements and Aeroplan LP's annual financial statements and for services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-related fees. Audit-related fees were paid for professional services rendered in connection with procedures performed in respect of certain contractual obligations relating to one of Aeroplan LP's Accumulation Partners.

<u>All other fees</u>. Other fees were paid for professional services rendered with respect to the translation of the prospectus and other documents of the Fund and review of quarterly reporting by the Fund and Aeroplan LP.

Most of the audit and other fees paid to PricewaterhouseCoopers LLP and its affiliates in 2006 and 2005 relate to services rendered to Aeroplan LP.

Independent Review Process

Any material commercial transaction involving ACE Aviation, Air Canada or their affiliates, on the one hand, and Aeroplan LP, on the other hand, shall be considered and approved by the directors of Aeroplan GP who are Independent of ACE Aviation and who are not directors or officers of ACE Aviation or its subsidiaries (other than Aeroplan GP).

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Fund and Aeroplan, in the last ten years, no Trustee of the Fund, no Trust's Trustee, nor any director or executive officer of Aeroplan, is or has been a director or executive officer of any company (including any personal holding company) that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to an exemption under securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except as set out below:

(i) Following the acquisition of Canadian Airlines International Ltd. (CAIL) by Air Canada in 2000, Robert A. Milton became a director of CAIL. Thereafter, CAIL restructured under the Companies' Creditors Arrangement Act, as amended (CCAA) pursuant to a plan of compromise which became effective on July 5, 2000. CAIL's common shares and non-voting shares were suspended from trading by the Toronto Stock Exchange on June 27, 2000 and delisted on July 6, 2000. Robert A. Milton was the President and Chief Executive Officer and a director of Air Canada when Air Canada filed for protection under the CCAA on April 1, 2003;

(ii) Pierre Marc Johnson was a director of Air Canada when Air Canada filed for protection under the CCAA on April 1, 2003;

(iii) Robert E. Brown was a director of Air Canada when Air Canada filed for protection under the CCAA on April 1, 2003 and became Chairman of Air Canada on May 13, 2003. Robert E. Brown was a director of Nortel Networks Corporation when, on or about May 31, 2004, cease trade orders were issued against directors, officers and certain other current and former employee of Nortel Networks Corporation and Nortel Networks Limited (Nortel Networks). The management cease trade orders were imposed in response to the failure by Nortel Networks to file certain financial statements with the Canadian securities regulators;

(iv) John T. McLennan was the Chief Executive Officer of AT&T Canada when AT&T Canada filed for protection under the CCAA on October 15, 2002;

(v) Roman Doroniuk was a director of Canadian Airlines Corporation when Canadian Airlines Corporation initiated bankruptcy proceedings under the CCAA; and

(vi) Rupert Duchesne was President and Chief Executive Officer, Aeroplan when Air Canada filed for protection under the CCAA on April 1, 2003.

Penalties or Sanctions

To the knowledge of the Fund and Aeroplan, no Trustee, no Trust's Trustee, nor any director or executive officer of Aeroplan, nor any personal holding company thereof, (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the knowledge of the Fund and Aeroplan, in the last ten years, no Trustee of the Fund, no Trust's Trustee, nor any director or executive officer of Aeroplan, nor any personal holding company thereof, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, has become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets or the assets of his or her holding company.

CONFLICTS OF INTEREST

Except as disclosed below and elsewhere herein, no Trustee of the Fund, no Trust's Trustee, nor any director or senior officer of the Company or other insider of the Company, nor any associate or affiliate of the foregoing persons, has any existing or potential material conflict of interest with the Fund, the Trust, Aeroplan, or any of their subsidiaries.

PROMOTER

Aeroplan LP may be considered to be a promoter of the Fund by reason of its initiative in organizing the business and affairs of the Fund.

INTEREST OF EXPERTS

PricewaterhouseCoopers LLP are the auditors of the Fund and have advised that they are independent with respect to the Fund within the meaning of the Rules of Professional Conduct of the Ordre des comptables agréés du Québec.

MATERIAL INTEREST OF MANAGEMENT AND OTHERS IN TRANSACTIONS

Other than as set out below or described elsewhere in this Annual Information Form, none of the directors, trustees or executive officers, as applicable, of (i) the Fund, the Trust or Aeroplan, (ii) ACE Aviation, or (iii) any associate or affiliate of the persons referred to in (i) and (ii), has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Fund, the Trust, Aeroplan, ACE Aviation or any of their subsidiaries.

Aeroplan is a party to the following material agreements with ACE Aviation or Air Canada, Air Canada being a corporation of which, at the current date, 75% of its outstanding shares are held directly and indirectly by ACE Aviation:

(i) the CPSA;

(ii) the Database Agreement;

(iii) the MSA;

(iv) the GSA;

(v) the Trademark License Agreements;

(vi) the lease agreements between Air Canada and Aeroplan in respect of Aeroplan's Vancouver and Toronto offices (**Real Estate Leases**);

(vii) the Subscription Agreement;

(viii) the Investor Liquidity Agreement; and

(ix) the Securityholders' Agreement, as amended.

For a description of such agreements, see "The Aeroplan Business — Long-Term Strategic Relationship with Air Canada", "The Aeroplan Business — Other — Facilities", "Subscription, Liquidity and Securityholders' Agreements — Subscription Agreement", "Subscription, Liquidity and Securityholders' Agreements — Investor Liquidity Agreement", "Subscription, Liquidity and Securityholders' Agreements — Securityholders' Agreement", and "Subscription, Liquidity and Securityholders' Agreements — First Amendment to the Securityholders' Agreement".

MATERIAL CONTRACTS

Except for those contracts entered into in the ordinary course of business of the Company and the Fund, the Company and/or the Fund, as the case may be, entered into the following material contracts: (i) before the most recently completed financial year, and these contracts are still in effect at the current time; or (ii) during the financial year ended December 31, 2006:

(i) the Fund Declaration of Trust, described under "Description of the Trust";

(ii) the Trust Declaration of Trust, described under "Description of the Trust";

(iii) the Trust Note Indenture, described under "Description of the Trust";

(iv) the Limited Partnership Agreement of Aeroplan LP, described under "Description of Aeroplan LP";

(v) the Securityholders' Agreement, described under "Subscription, Liquidity and Securityholders' Agreements";

(vi) the Investor Liquidity Agreement, described under "Subscription, Liquidity and Securityholders' Agreements";

(vii) the Subscription Agreement, described under "Subscription, Liquidity and Securityholders' Agreements";

(viii) the credit agreement creating the New Credit Facilities, described under "The Aeroplan Business – Debt Financing";

(ix) the Database Agreement, described under "The Aeroplan Business— Long-Term Strategic Relationship with Air Canada";

(x) the MSA, described under "The Aeroplan Business — Long-Term Strategic Relationship with Air Canada"; and

(xi) the GSA, described under "The Aeroplan Business — Long-Term Strategic Relationship with Air Canada".

ADDITIONAL INFORMATION

Additional information relating to the Fund may be found on SEDAR at www.sedar.com.

Additional information, including trustees', directors' and officers' remuneration and indebtedness, principal holders of the Fund's securities and securities authorized for issuance under equity compensation plans are contained in the Fund's proxy circular dated February 15, 2007 relating to its Annual Meeting of Unitholders of the Fund to be held on March 27, 2007. Additional financial information is provided in the the audited consolidated financial statements and management's discussion and analysis of Aeroplan LP for the year ended December 31, 2006.

The Company will, upon request to the Secretary of the Company 5100 de Maisonneuve Boulevard West, Montreal, Québec, H4A 3T2, provide to any person or company, the documents specified below:

(a) when the Company is in the course of a distribution of its securities under a short form prospectus, or has filed a preliminary short form prospectus in respect of a proposed distribution of its securities:

  (i) one copy of the Company's latest annual information form, together with one copy of any document or the pertinent pages of any document, incorporated therein by reference;

  (ii) one copy of the comparative Consolidated Financial Statements of the Fund and Aeroplan LP for the most recently completed financial year for which financial statements have been filed, together with the Auditors' Report thereon, and one copy of any interim financial statements of the Fund and Aeroplan LP for any period after its most recently completed financial year;

  (iii) one copy of the information circular of the Company in respect of its most recent annual meeting of Unitholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

  (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under subparagraphs (i) to (iii); or

(b) at any other time, the Company shall provide to any person or company one copy of any of the documents referred to in items (i), (ii) and (iii) of paragraph (a) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a holder of the Company's securities.

GLOSSARY OF TERMS

"2006 Proposed Amendments" has the meaning ascribed thereto under "Risks related to the Structure of the Fund – Proposed Changes to the Canadian Federal Income Tax Treatment of Income Trusts";

"AC Flights" means the flights operated by Air Canada and its affiliate, Jazz, and certain other carriers under the "AC" code;

"ACE Aviation" means ACE Aviation Holdings Inc., a corporation incorporated under the CBCA;

"ACE Aviation Plan of Arrangement" has the meaning ascribed thereto under "General Development of the Business — History of the Company";

"Accumulation Partners" means Aeroplan's partners that purchase loyalty marketing services, including Aeroplan Miles;

"Acquisition Agreement" has the meaning ascribed thereto under "General Development of the Business — History of the Company";

"Acquisition Facility" has the meaning ascribed thereto under "The Aeroplan Business — Debt Financing";

"Acquisition Promissory Note" means the promissory note issued by Aeroplan LP in favour of the Predecessor Partnership, as partial consideration under the Acquisition Agreement, in an amount equal to $125 million, representing (i) the $300 million drawn at the closing of the Initial Public Offering by Aeroplan LP under the New Credit Facilities, less (ii) $168 million, representing the amount used at the closing of the Initial Public Offering by Aeroplan LP to fund the portion of the Aeroplan Miles Redemption Reserve not funded by the net proceeds of the Initial Public Offering and $7 million, representing the amount used at the closing of the Initial Public Offering by Aeroplan LP to fund certain capital expenditures;

"Adjusted EBITDA" means EBITDA adjusted for certain factors particular to Aeroplan's business, such as changes in deferred revenue and Future Redemption Costs. Adjusted EBITDA is not a measurement based on GAAP and is not considered an alternative to operating income or net income in measuring performance;

"Aeroplan" means Aeroplan LP, together with its general partner, Aeroplan GP, and their respective subsidiaries and predecessors;

"Aeroplan GP" means Aeroplan Holding GP Inc., a corporation incorporated under the CBCA on June 16, 2005 to act as the general partner of Aeroplan LP;

"Aeroplan GP common shares" means the common shares of Aeroplan GP;

"Aeroplan LP" means Aeroplan Limited Partnership, a limited partnership established under the laws of the Province of Québec on June 21, 2005;

"Aeroplan LP Partnership Agreement" means the Aeroplan LP limited partnership agreement dated June 21, 2005, as amended on September 29, 2005;

"Aeroplan Material Change" means the occurrence in four consecutive quarters based on a quarterly, year-over-year comparison, of a very significant decrease in the total number of Aeroplan Miles accumulated in the Aeroplan Program, provided that such decrease is unrelated to material reductions in the seat capacity of Air Canada and Jazz;

"Aeroplan Miles" means the currency accumulated by Aeroplan members under the Aeroplan Program;

"**Aeroplan Miles Redemption Reserve**" has the meaning ascribed thereto under "Aeroplan Miles Redemption Reserve";

"**Aeroplan Program**" means the loyalty marketing program operated by Aeroplan;

"**Air Canada Material Change**" means the occurrence in four consecutive quarters based on a quarterly, year-over-year comparison, of a very significant decrease in the total seat capacity of Air Canada and Jazz;

"**AMEX**" means Amex Bank of Canada;

"**AMEX Agreement**" means, collectively, (a) the co-brand program agreement dated as of January 1, 2004, among Air Canada, Aeroplan LP and AMEX relating to co-branded cards, and (b) the membership rewards program agreement dated as of January 1, 2004, among Air Canada, Aeroplan LP and AMEX;

"**Audit Committee**" has the meaning ascribed thereto under "Management, Trustees and Directors –Trustees of the Fund";

"**Avenue Rewards**" means the air rewards made available to Aeroplan members in addition to ClassicFlight Rewards in April 2004 and replaced by ClassicPlus Flight Rewards in October 2006;

"**Average Cost of Rewards per Mile**" means, for any reporting period, the cost of rewards for the period divided by the number of Aeroplan Miles redeemed for rewards during the period;

"**Board of Directors**" means the board of directors of Aeroplan GP;

"**Book-Entry System**" means the book-based system administered by CDS;

"**Breakage**" means estimated Aeroplan Miles sold which are not expected to be redeemed. By its nature, Breakage is subject to estimates and judgement. Management's current best estimate of Breakage is 17% of Aeroplan Miles sold. Breakage is recognized as revenue over the estimated life of a mile, currently 30 months, which represents the average period elapsed between the sale of a mile and its redemption for rewards;

"**CAW**" means the National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW-Canada) Local 2002;

"**CBCA**" means the *Canada Business Corporations Act*, as amended;

"**CCAA**" means the *Companies' Creditors Arrangement Act*, as amended;

"**CDS**" means The CDS Clearing and Depository Services Inc.;

"**CDS Participant**" has the meaning ascribed thereto under "Description of the Fund – Book-Entry System";

"**Change in Future Redemption Costs**" means the change in estimated Future Redemption Cost liability for any quarter (for interim periods) or fiscal year (for annual reporting purposes). For purposes of this calculation, the opening balance of the Future Redemption Cost liability is revalued by retroactively applying to all prior periods the latest available Average Cost of Rewards per Mile experienced during the most recent quarter (for interim periods) or fiscal year (for annual reporting purposes). It is calculated by multiplying the change in estimated unbroken Aeroplan Miles outstanding between periods by the Average Cost of Rewards per Mile for the period;

"**CIBC**" means Canadian Imperial Bank of Commerce;

"**CIBC Agreement**" means the credit card agreement dated April 16, 2003 between CIBC and Air Canada, as amended, and as assigned by Air Canada to Aeroplan LP on July 5, 2004;

"**ClassicFlight Rewards**" means the basic air rewards available to Aeroplan members currently representing 8% of Air Canada and Jazz seat capacity;

"**ClassicPlus Flight Rewards**" means the air rewards made available in October 2006 to Aeroplan members in addition to ClassicFlight Rewards;

"**Commercial Partners**" means Accumulation Partners and Redemption Partners;

"**Company**" means Aeroplan LP, together with its general partner, Aeroplan GP, and their respective subsidiaries and predecessors;

"**CPSA**" means the amended and restated commercial participation and services agreement dated June 9, 2004 between Air Canada and Aeroplan, as amended, including by the agreements dated May 13, 2005 and October 13, 2006;

"**CTA**" means the Canadian Transportation Agency;

"**Database Agreement**" means the database agreement dated May 13, 2005, effective January 1, 2002 between Air Canada and Aeroplan;

"**DBRS**" means Dominion Bond Rating Service Limited;

"**Distributable Cash**" has the meaning ascribed thereto under "Description of Aeroplan LP – Distributions". Distributable Cash is not a measurement based on GAAP and should not be seen as a measurement of liquidity or a substitute for comparable metrics prepared in accordance with GAAP. Distributable Cash is generally used by Canadian open-ended trusts as an indicator of financial performance. Distributable Cash may differ from similar calculations as reported by other entities and, accordingly, may not be comparable to Distributable Cash as reported by such entities;

"**draft legislation**" has the meaning ascribed thereto under "Risks related to the Structure of the Fund – Proposed Changes to the Canadian Federal Income Tax Treatment of Income Trusts";

"**EBITDA**" means Earnings Before Interest, Taxes, Depreciation and Amortization;

"**Exchange Notes**" means, collectively, the Series 2 Exchange Notes and Series 3 Exchange Notes of a wholly-owned subsidiary of the Fund;

"**ExchangeCo**" has the meaning ascribed thereto under "Description of the Fund — Activities of the Fund";

"**Federal Privacy Act**" means the *Personal Information Protection and Electronic Documents Act* (Canada), as amended;

"**First Amendment**" has the meaning ascribed thereto under "Subscription, Liquidity and Securityholders' Agreements – First Amendment to the Securityholders' Agreement";

"**Fund**" means Aeroplan Income Fund, an unincorporated, open-ended trust established under the laws of the Province of Ontario;

"**Fund Declaration of Trust**" means the declaration of trust dated May 12, 2005 as amended by an amended and restated declaration of trust dated June 21, 2005, pursuant to which the Fund is established, as may be amended from time to time;

"**Future Redemption Costs**" means the total estimated liability of the future cost of rewards for Aeroplan Miles which have been sold and remain outstanding, net of Breakage, and valued at the latest available Average Cost of

Rewards per Mile experienced during the most recent quarter (for interim periods) or fiscal year (for annual reporting purposes);

"**GAAP**" means generally accepted accounting principles in Canada;

"**Governance Committee**" has the meaning ascribed thereto under "Management, Trustees and Directors –Trustees of the Fund";

"**Gross Billings**" means gross proceeds from the sale of Aeroplan Miles;

"**GSA**" means the General Services Agreement dated May 13, 2005, effective January 1, 2005 between Air Canada and Aeroplan;

"**Independent**" means independent as defined in *National Policy 58-201 — Corporate Governance Guidelines*;

"**Initial Public Offering**" means the offering of 25,000,000 Units issued and sold by the Fund pursuant to the prospectus of the Fund dated June 22, 2005;

"**Investor Liquidity Agreement**" means the Investor Liquidity Agreement entered into on the date of the closing of the Initial Public Offering by the Fund, the Trust, ACE Aviation, Aeroplan LP and Aeroplan GP;

"**Jazz**" means Jazz Air LP;

"**Lenders**" has the meaning ascribed thereto under "The Aeroplan Business -- Debt Financing";

"**LP Units**" means the limited partnership units of Jazz Air LP;

"**Maintenance Capital Expenditures**" means expenditures incurred to sustain the operations of Aeroplan's productive capacity;

"**management**" means the management of Aeroplan;

"**MBNA**" means MBNA America Bank, N.A.;

"**Moody's**" means Moody's Investors Service, Inc.;

"**MSA**" means the amended and restated master services agreement dated May 13, 2005, effective January 1, 2005 between Air Canada and Aeroplan;

"**Normal Growth Guidelines**" has the meaning ascribed thereto under "Risks related to the Structure of the Fund – Proposed Changes to the Canadian Federal Income Tax Treatment of Income Trusts";

"**October Proposal**" has the meaning ascribed thereto under "Risks related to the Structure of the Fund – Proposed Changes to the Canadian Federal Income Tax Treatment of Income Trusts";

"**October 31, 2006 Market Capitalization**" has the meaning ascribed thereto under "Risks related to the Structure of the Fund – Proposed Changes to the Canadian Federal Income Tax Treatment of Income Trusts";

"**New Credit Facilities**" has the meaning ascribed thereto under "The Aeroplan Business — Debt Financing";

"**Non-Resident Beneficiaries**" has the meaning ascribed thereto under "Description of the Fund — Limitation on Non-Resident Ownership";

"**Non-Residents**" has the meaning ascribed thereto under "Description of the Fund — Limitation on Non-Resident Ownership";

"**Ordinary Resolution**" means a resolution passed by a majority of the votes cast at a meeting of the Unitholders;

"**Over-Allotment Option**" means the option granted by the Fund to the underwriters to purchase up to 3,750,000 additional Units, exercisable for a period of 30 days from the closing of the Initial Public Offering;

"**Plans**" means trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act;

"**Predecessor Partnership**" means APLN Limited Partnership (previously known as Aeroplan Limited Partnership), a limited partnership established under the laws of the Province of Québec;

"**Real Estate Leases**" has the meaning ascribed thereto under "Material Interest of Management and Others in Transactions";

"**Redemption Date**" has the meaning ascribed thereto under "Description of the Fund — Redemption at the Option of Unitholders";

"**Redemption Partners**" means Aeroplan's partners that offer air travel and other rewards to Aeroplan members upon redemption of their Aeroplan Miles;

"**Redemption Price**" has the meaning ascribed thereto under "Description of the Fund — Redemption at the Option of Unitholders";

"**Revolving Facility**" has the meaning ascribed thereto under "The Aeroplan Business — Debt Financing";

"**S&P**" means Standard & Poor's Rating Services, a division of The McGraw — Hill Companies Inc.;

"**Securityholders' Agreement**" means the unanimous securityholders' agreement entered into on the date of the closing of the Initial Public Offering by the Fund, the Trust, Aeroplan LP, Aeroplan GP and ACE Aviation governing their securityholdings in, and the business and affairs of, Aeroplan GP and Aeroplan LP, as amended by the First Amendment;

"**SIFT Trust**" has the meaning ascribed thereto under "Risks related to the Structure of the Fund – Nature of Distributions";

"**Special Resolution**" means a resolution passed by the affirmative vote of the holders of not less than 66 2/3% of the Units who voted in respect of that resolution at a meeting at which a quorum was present or a resolution or instrument signed in one or more counterparts by the holders of not less than $66^{2/3}$% of the Units entitled to vote on such resolution;

"**Subordinated LP Units**" has the meaning ascribed thereto under "Description of the Fund — Exercise of Certain Voting Rights Attached to Securities of the Trust";

"**Subordination End Date**" means December 31, 2006;

"**Subscription Agreement**" has the meaning ascribed thereto under "Subscription, Liquidity and Securityholders' Agreements — Subscription Agreement";

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, as amended;

"**Term Facility**" has the meaning ascribed thereto under "The Aeroplan Business — Debt Financing";

"**Trademark License Agreements**" means the Trademark License Agreements dated May 13, 2005 and November 23, 2006 between Air Canada and Aeroplan;

"**Trust**" means Aeroplan Trust, an unincorporated, open-ended trust established under the laws of the Province of Ontario;

"**Trust Declaration of Trust**" means the declaration of trust pursuant to which the Trust was established on June 21, 2005, as may be amended from time to time;

"**Trust Note Indenture**" has the meaning ascribed thereto under "Description of the Trust — Trust Notes";

"**Trust Notes**" means, collectively, the Series 1 Trust Notes, Series 2 Trust Notes and Series 3 Trust Notes of the Trust;

"**Trust Units**" means units of the Trust;

"**Trustee**" or "**Trustees**" means the trustees of the Fund or any one such trustee;

"**Trust's Trustees**" means the trustees of the Trust;

"**TSX**" means the Toronto Stock Exchange;

"**Unitholders**" means the holders of Units; and

"**Units**" means units of the Fund.

SCHEDULE A

CHARTER OF THE AUDIT, FINANCE AND RISK COMMITTEE
(Committee)

OF THE BOARD OF DIRECTORS OF AEROPLAN HOLDING GP INC.
(Corporation)

AND OF THE BOARD OF TRUSTEES OF AEROPLAN INCOME FUND
(Fund)

1. Structure, Qualifications

The Corporation is the general partner of Aeroplan Limited Partnership (**Partnership**) and as such manages its business. The Fund holds an indirect minority interest in the Partnership. The Audit, Finance and Risk Committee (**Committee**) shall be composed of not less than three directors and/or trustees, all of whom shall meet the independence, experience and other membership requirements under applicable laws, rules and regulations as determined by the Board of Directors and the Board of Trustees (collectively, **Board**). The members of the Committee shall have no relationships with management, the Corporation, the Fund and their related entities that in the opinion of the Board may interfere with their independence. In addition, a Committee member shall not receive, other than for service on the Board or the Committee or other committees of the Board, any consulting, advisory, or other compensatory fee from the Corporation, the Fund or any of their related parties or subsidiaries. The members of the Committee shall possess the mix of characteristics, experiences and skills to provide an appropriate balance for the performance of the duties of the Committee and in particular each member of the Committee shall be *financially literate*.

2. Procedure

(a) A quorum of the Committee shall be a majority of the members, and a majority of the members present shall be required to pass a resolution of the Committee. The Committee shall be responsible to the Board. The Chairman and the members of the Committee shall be appointed annually by the Board.

(b) The Committee shall meet at least quarterly at the call of the Chairman of the Committee.

(c) An "in-camera" session of the members of the Committee shall be held as part of each meeting of the Committee.

(d) Meetings may be held in person or by telephone or by any other mean which enables all participants to communicate with each other simultaneously.

(e) The Committee may fix its own procedure at meetings and for the calling of meetings except as may be otherwise provided by the Board.

(f) Notice of meetings shall be given by letter, facsimile, email or telephone not less than 24 hours before the time fixed for the meeting unless in extraordinary circumstances. Notice of meetings shall state the date, the place and the hour at which such meetings will be held. Members may waive notice of any meeting.

(g) The minutes of the Committee meetings shall accurately record the significant discussions of, and decisions made by, the Committee, including all recommendations to be made by the Committee to the Board and shall be distributed to Committee members as well as to all the directors of the Corporation and the trustees of the Fund, with copies to the Chief Executive Officer of the Corporation.

3. Objectives

(a) The objectives of the Committee are as follows:

(i) To assist the Board in the discharge of its responsibility to monitor the component parts of the Partnership's and the Fund's financial reporting and audit process.

(ii) To maintain and enhance the quality, credibility and objectivity of the Partnership's and the Fund's financial reporting and to satisfy itself and oversee management's responsibility as to the adequacy of the supporting systems of internal financial and accounting controls.

(iii) To assist the Board in its oversight of the independence, qualifications and appointment of the external auditor.

(iv) To monitor the performance of the internal financial and accounting controls and of the internal and external auditors.

(v) To provide independent communication between the Board and the internal auditor and the external auditor.

(vi) To facilitate in-depth and candid discussions between the Committee and management and the external auditor regarding significant issues involving judgment and impacting quality of controls and reporting.

4. Duties

To achieve its objectives, the Committee shall:

(a) Monitor and review the quality and integrity of the Partnership's and the Fund's accounting and financial reporting process through discussions with management, the external auditor and the internal auditor. This will include a review of the annual and quarterly financial statements and Management's Discussion and Analyses (**MD&As**) to be filed with regulatory authorities and provided to Unitholders, and financial statements and other financial disclosure included in prospectuses, earnings press releases and other similar documents. The Committee shall also review the annual information form and other similar documents. These reviews will include:

(i) discussions with management and the external auditor and a consideration of the report by the external auditor to the Committee of matters related to the conduct of an audit;

(ii) discussions with the external auditor respecting the auditor's judgment regarding both the acceptability and quality of the financial statements including the critical accounting policies and practices used by management in their preparation, alternative treatments and disclosures of financial information within generally accepted accounting principles that have been considered by management and their ramifications, the selection of changes in significant accounting policies, the method used to account for significant unusual transactions, the effect of significant accounting policies in controversial or emerging areas, the degree of aggressiveness or conservatism, as the case maybe, of the accounting policies adopted by the Partnership and the Fund, the process used by management in formulating particularly significant accounting estimates and the basis for the external auditor's conclusions regarding the reasonableness of those estimates;

(iii) a review of significant adjustments arising from an audit;

(iv) a review of disagreements with management over the application of accounting policies as well as any disclosure in the financial statements;

(v) a review of all material off-balance sheet transactions and other relationships with non-consolidated entities that may have a material current or future effect on the financial condition of the Partnership and the Fund including their disclosure or lack thereof in the applicable quarterly or annual financial statements;

(vi) a review of the external auditor's suggestions for improvements to the Partnership's operations and internal controls;

(vii) a review of the nature and size of unadjusted errors of a non-trivial amount;

(viii) a review to ascertain that various covenants are complied with; and

(ix) the selection of, and changes in, accounting policies and consideration of the appropriateness of such selections and changes.

(b) Determine, based on its review and discussion, whether to recommend the approval by the Board of such financial statements and the financial disclosure in any such annual information forms, earnings press releases, prospectuses and other similar documents.

(c) Review with management, the internal auditor and the external auditor and, if considered appropriate, approve the release of the Partnership's and the Fund's quarterly financial statements and related MD&A.

(d) Review with management, the external auditor and legal counsel, the Partnership's and the Fund's procedures to ensure compliance with applicable laws and regulations, and any significant litigation, claim or other contingency, including tax assessments, that would have a material effect upon the financial position or operating results of the Partnership and the Fund and the disclosure or impact on the results of these matters in the quarterly and annual financial statements.

(e) Meet with the external auditor to review and approve their audit plan with particular emphasis on risk factors which could lead to a material misstatement of the financial statements, the scope and timing of the audit, the assumptions and decisions that have been made in developing the plan and co-ordination of work between the external auditor and the internal audit department.

(f) Review and approve estimated audit and audit-related fees and expenses for the current year. Pre-approve any significant additional audit and audit-related fees over the estimated amount. Review and approve audit and audit-related fees and expenses for the prior year. The authority for the determination and payment of fees to the external auditor rests solely and exclusively with the Committee. The Corporation shall ensure that funding is available to the Committee for payment of compensation to the external auditor.

(g) Review

(i) and approve, or delegate to a member of the Committee the responsibility to review and approve and subsequently report to the Committee, the nature of all non-audit services, as permitted by securities legislation and regulations, to be provided by the external auditor prior to the commencement of such work. In this regard the Committee will prepare a report for presentation to the Unitholders of the Fund, as required by applicable law, regarding the Committee's policies and procedures for the approval of such non-audit services in the period;

(ii) and implement from time to time a process in connection with non-audit services performed by the external auditor.

(h) Review a report from the external auditor, if deemed appropriate by the Committee, of all relationships between the external auditor and its related entities and the Partnership, the Fund and their related entities, including all work performed and fees paid for such work of a non-audit nature, that in the external auditor's professional judgment may reasonably be perceived to bear on its objectivity and independence and

confirming, or otherwise, that in the external auditor's professional judgment it is independent and discuss this report with the external auditor in order to evaluate the objectivity and independence of the external auditor. The Committee should specifically require the external auditor to confirm that it is a registered public accounting firm as prescribed by various applicable securities regulations. As well, at least once a year the Committee will carry out a review of the credentials of the members of the firm including without limitation the biographies of the members, whether there has been any enforcement actions, issues related to the firm and law suits, if any. A formal written report will be obtained from the external auditor outlining: the auditing firm's internal quality control procedures; any material issues raised within the preceding five years by the auditing firm's internal quality control review, peer reviews or any other inquiry or investigation by governmental or professional authority relating to any audit conducted by the firm. The Committee will also review steps taken by the auditing firm to address any findings in any of the forgoing reviews.

(i) Receive reports on any consultations between management and other public accountants respecting accounting principles to be applied in preparing the quarterly or annual financial statements, and on any incidents involving fraud or illegal acts of which management, the internal audit department or the external auditor become aware. In this regard, review the relevant control procedures with management to ensure that such matters are adequately guarded against.

(j) At least once each year:

(i) Meet privately with management to assess the performance of the external auditor.

(ii) Meet privately with the external auditor, amongst other things, to understand any restrictions placed on them or other difficulties encountered in the course of the audit, including instructions on the scope of their work and access to requested information and the level of co-operation received from management during the performance of their work and their evaluation of the Corporation's financial, accounting and audit personnel and systems.

(k) Evaluate the performance of the external auditor, and if so determined, recommend that the Board either take steps to replace the external auditor or provide for the reappointment of the external auditor by the shareholders.

(l) Regarding the services provided by the internal audit department, the Committee will:

(i) meet privately with internal audit, amongst other things, to understand any restrictions placed on them or other difficulties encountered in the course of their audits, including instructions on the scope of their work and access to requested information and the level of co-operation received from management during the performance of their work;

(ii) periodically review and approve the mandate, reporting relationships and resources of the internal audit group;

(iii) review the objectivity, qualifications, adequacy and experience of the internal audit staff and approve the appointment, dismissal or replacement of the head of the internal audit department;

(iv) review and approve annually the planned scope for the internal audit program, its objectives, and the resources required to attain these objectives;

(v) periodically throughout each year review the reports of the internal audit department which describe the activities of the internal audit department for the preceding period; and

(vi) review the working relationship between the internal audit department and the external auditor, and between the internal audit department and management.

(m) Obtain from both the internal audit department and the external auditor the major audit findings and internal control recommendations reported during the period under review, the response of management to those recommendations, and review the follow-up performed by management and the internal audit department in order to monitor whether management has implemented an effective system of internal accounting control.

(n) Review significant emerging accounting and reporting issues, including recent professional and regulatory pronouncements, and assess their impact on the Partnership's and the Fund's financial statements.

(o) Review policies and procedures for the receipt, retention and treatment of complaints received by the Partnership and the Fund from employees, Unitholders and other stakeholders regarding accounting issues and financial reporting, internal controls and internal or external auditing matters. The Committee should be satisfied that sufficient controls are in place to ensure that all such complaints can be received anonymously and with an appropriate degree of confidentiality and that potential employee informants are aware of the process that is in place. The Committee should also be satisfied that processes are in place to ensure that all such complaints, regardless of significance, are presented to the Committee.

(p) Review policies for approval of senior management expenses.

(q) Review the process relative to the periodic certifications by the Chief Executive Officer and the Chief Financial Officer of the Corporation in respect of financial disclosures, the existence of any significant deficiencies in the design or operation of internal controls which could adversely affect the ability to record, process, summarize and report financial data and any significant changes in internal controls or changes to the environment in which the internal controls operate, including corrections of material deficiencies and weaknesses.

(r) Review with management the Partnership's computer systems, including procedures to keep the systems secure and contingency plans developed to deal with possible computer failures.

(s) Review and approve all related party transactions as such term is defined from time to time in Policy Statement Q-27 of the Quebec Securities Commission and Rule 61-501 issued by the Ontario Securities Commission, as may be amended from time to time.

(t) Review risk management systems and controls, especially in relation to derivatives, foreign currency exposure, hedging and insurance.

(u) Whenever it may be appropriate to do so, retain and receive advice from experts, including independent legal counsel and independent public accountants, and conduct or authorize the conduct of investigations into any matters within the scope of the responsibility of the Committee as the Committee may consider appropriate. The Corporation shall ensure that funding is available to the Committee in respect of the aforementioned activities.

(v) Report regularly to the Board in writing on the activities, findings and conclusions of the Committee.

(w) Review this Charter on an annual basis and recommend to the Board any changes to it that the Committee considers advisable.

(x) Complete a self-assessment annually to determine how effectively the Committee is meeting its responsibilities.

(y) Perform such other functions as may be delegated from time to time by the Board.

(z) Review the process for the rotation of the lead audit partner, the concurring partner and any other audit engagement team partner.

(aa) Set policies for the hiring of employees or former employees of the external auditors.

OTHER

(a) **Public Disclosure**

(i) Review and approve the Public Disclosure Policy and any changes related thereto and ensure consistency with current developments and best practices;

(ii) Where practicable, management will review with the Committee or the Chairman of the Committee draft news releases to be disseminated to the public related to earnings warnings or financial results forecasting which are expected by management to be material in relation to the market price of any of the Fund's securities.

(b) **Risk Identification and Management**

The Committee shall make all reasonable efforts to identify and address material financial and other risks to the business and affairs of the Partnership and its subsidiaries and make recommendations in that regard to the Board. The Committee shall review and discuss with management, the internal audit department and the external auditor all major financial risk exposures and the steps management has taken to monitor/control those exposures. The Committee shall be entitled, from time to time, to retain experts and consultants to assist the Committee with the discharge of such mandate. The Committee shall have the discretion in the discharge of these duties to address risks to the Partnership's and its subsidiaries' revenues and costs, as well as potentially corrupt or other practices that may lead to loss or depreciation ob business reputation.

(c) **Contingent Liabilities**

The Committee shall establish processes and procedures to identify and monitor contingent liabilities of the Partnership and its subsidiaries. In the discharge of these duties, the Committee shall have the discretion to retain experts and consultants and to review, without limitation, workplace safety, environmental issues and any other matters, whether of a financial nature or otherwise, that can give rise to a contingent liability. The Committee shall make recommendations, from time to time, to the Board on these matters.

(d) **Corporate Authorizations Policies**

(i) Periodically review and approve policies relative to the financial control, conduct, regulation and administration of subsidiary companies;

(ii) Periodically review any administrative resolutions adopted from time to time pertaining to the establishment of procedures relative to commitment and transaction authorizations, the determination of the officers or other persons by whom any instrument in writing or document is to be executed and the manner of execution thereof;

(iii) Review, monitor and approve the Donations Policy, if applicable, and any changes thereto and the annual Donations Budget; and

(iv) Review, monitor and approve any other financial expenditure policies that would affect the Partnership's and the Fund's and their subsidiaries' financial condition or reputation.

(e) **Performance to Budget, Actuarial Valuation**

(i) Review actual financial performance compared to budget;

(ii) Review and approve the actuarial valuation and related assumptions and recommend to the Board the funding contribution to the Partnership's pension funds as required;

(iii) Review and approve the appointment of the actuary; and

(iv) Monitor that all contributions, deductions, withholdings, remittances or other payments of any kind under applicable law have been made.

(f) **Responsibilities**

Nothing contained in the above mandate is intended to assign to the Committee the Board's responsibility to ensure the Partnership's and the Fund's compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Committee. Even though the Committee has a specific mandate and its members have financial experience and expertise, it is not the duty of the Committee to plan or conduct audits, or to determine that the Partnership's and the Fund's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the internal auditor and the external auditor.

Members of the Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided by the external auditor.

February 6, 2006

FIRST AMENDMENT DATED AS OF SEPTEMBER 29, 2005 TO THE AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT DATED JUNE 21, 2005.

AMONG: **ACE AVIATION HOLDINGS INC.**, a corporation incorporated under the laws of Canada, having its principal place of business at 5100 de Maisonneuve West, Montreal, Quebec, H4A 3T2

("**ACE**")

AND: **AEROPLAN TRUST**, a trust constituted under the laws of the Province of Ontario, having its principal place of business at 50 Bay Street, 8th Floor, Toronto, Ontario, M5J 2X3

AND: **AEROPLAN HOLDING GP INC.**, a corporation incorporated under the laws of Canada, having its principal place of business at 5100 de Maisonneuve West, Montreal, Quebec, H4A 3T2

("Aeroplan GP)

WHEREAS Aeroplan GP and APLN Limited Partnership entered into a limited partnership agreement (the "**Partnership Agreement**") on June 21, 2005 in respect of Aeroplan Limited Partnership ("**Aeroplan**");

WHEREAS on June 29, 2005 Aeroplan Trust subscribed for units in Aeroplan;

WHEREAS on June 29, 2005, APLN Limited Partnership and Aeroplan General Partner Inc. were liquidated and as a result, ACE become a partner of Aeroplan;

AND WHEREAS the partners of Aeroplan wish to modify the Partnership Agreement.

NOW THEREFORE, the parties hereto agree as follows:

1. AMENDMENT TO PARTNERSHIP AGREEMENT

Section 5.4(a) of the Partnership Agreement is hereby deleted and replaced by the following text:

"5.4 Distributions

(a) After the Subordination End Date, the Partnership will distribute first, to the Trust, each month, the estimated monthly expenses of the Fund and the Trust and then to the General Partner and to the Limited Partners whose names appear on the Record on the last day of each month, their

pro rata share of the Distributable Cash as contemplated hereby in respect of such month, and distributions will be made within 7 days of the end of each month (but in any event prior to the corresponding distribution by the Fund). Prior to the Subordination End Date and subject to Subsection 5.4(b), the Partnership will distribute first to the Trust, each month, the estimated monthly expenses of the Fund and the Trust and then to the General Partner and to the Limited Partners whose names appear on the Record on the last day of each month or quarter, as applicable, their pro rata share of Distributable Cash as contemplated hereby in respect of such month, in the case of the Unrestricted LP Units, or such quarter, in the case of the Subordinated Class A Units; and distributions will be made within 7 days of the end of each month, in the case of the Unrestricted LP Units (but in any event prior to the corresponding distribution by the Fund), and, in the case of the Subordinated Class A Units, no later than the earlier of: (i) forthwith following approval by the board of directors of the General Partner of the Partnership's financial statements for the recently completed quarter; and (ii) 60 days following of the end of each quarter. For greater certainty, distributions that are made after the end of a Fiscal Year, but which are payable on or before the end of that Fiscal Year, will be deemed to be distributions with respect to that Fiscal Year for purposes of Article 5. Distributions made under this Agreement will be net of any tax required by law to be withheld by the General Partner on behalf of the Partnership".

2. MISCELLANEOUS

2.1 This First Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such separate counterparts shall together constitute but one and the same instrument.

2.2 This First Amendment is declared to be supplemental to the Partnership Agreement. Except as specifically amended hereby, all the terms and conditions contained in the Partnership Agreement are and shall remain in full force and effect, unamended.

2.3 This First Amendment shall be governed by and construed in accordance with the laws applicable in the Province of Quebec.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have signed this First Amendment on the date first mentioned above.

ACE AVIATION HOLDINGS INC.

Per: *(signed) Robert A. Milton*

Name: Robert A. Milton
Title: Chairman, President and Chief Executive Officer

AEROPLAN TRUST

Per: *(signed) Marc Girard*

Name: Marc Girard
Title: Vice President, Finance and Chief Financial Officer

AEROPLAN HOLDING GP INC.

Per: *(signed) Marc Girard*

Name: Marc Girard
Title: Vice President, Finance and Chief Financial Officer

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Aeroplan Income Fund Announces April 2007 Distribution

MONTREAL, April 13 /CNW Telbec/ - Aeroplan Income Fund (TSX: AER.UN) announced today that a cash distribution in the amount of $0.07 per Fund unit, covering the period from April 1 to April 30, 2007, will be paid on May 15, 2007 to unitholders of record at the close of business on April 30, 2007.

About Aeroplan

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 60 world-class partners, representing more than 100 brands in the financial, retail and travel sectors.

Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise and experiential rewards, as well as hotel and car rental rewards.

For more information about Aeroplan, please visit www.aeroplan.com.

%SEDAR: 00022208EF

/For further information: Gillian Hewitt, (416) 352-3706, gillian.hewitt(at)aeroplan.com/

(AER.UN.)

CO: AEROPLAN INCOME FUND; AEROPLAN

CNW 11:03e 13-APR-07


aeroplan

aeroplan

income fund

Interim Consolidated Financial Statements

For the three months ended
March 31st
2007 and 2006

UNAUDITED

Management's Report

The accompanying unaudited interim consolidated financial statements of Aeroplan Income Fund are the responsibility of management and have been approved by the Board of Trustees. The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited interim consolidated financial statements include some amounts and assumptions based on management's best estimates which have been derived with careful judgement.

In fulfilling its responsibilities, management of the Fund has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the financial statements. The Board of Trustees reviews and approves the Fund's unaudited interim consolidated financial statements.

May 9th, 2007

(signed) "Rupert Duchesne"

RUPERT DUCHESNE
President and Chief Executive Officer

(signed) "Pierre Duhamel"

PIERRE DUHAMEL
Vice President and Chief Financial Officer





(in thousands of dollars, except unit and per unit amounts)

		Three months ended March 31	
		2007	2006
		(unaudited) Note 5	(unaudited)
Operating Revenue			
Aeroplan Miles revenue			
Aeroplan Miles redeemed		$ 39,015	$ -
Breakage		6,697	-
		45,712	
Tier management, contact centre management and marketing fees from Air Canada	Note 3	740	-
Other revenue		2,610	-
		49,062	-
Cost of rewards	Note 3	31,027	-
Gross margin		18,035	-
Operating Expenses			
Selling, general and administrative	Note 3	7,881	100
Depreciation and amortization		541	-
Amortization of accumulation partners' contracts and technology		3,762	-
		12,184	100
Operating Income		5,851	(100)
Distributions earned, prior to March 3, 2006, under cost accounting		-	3,352
Proportionate share of Aeroplan's net earnings from January 1, 2007 to March 13, 2007 and March 3 to March 31, 2006		19,226	2,226
Interest on long-term debt		(885)	
Interest income		1,320	4
Net earnings for the period		**$ 25,512**	**$ 5,482**
Weighted average number of Units		**161,102,876**	**35,041,296**
Earnings per unit			
Basic		**$ 0.1584**	**$ 0.1564**

The accompanying notes are an integral part of these interim financial statements.





(in thousands of dollars, except unit and per unit amounts)

As at		March 31 2007 (unaudited)	December 31 2006
Assets			
Current assets			
Cash and cash equivalents	Note 7	$ 241,186	$ 32
Distribution receivable		-	6,962
Short-term investments	Note 7	402,464	-
Accounts receivable		65,920	-
Prepaid expenses		730	-
		710,300	6,994
Investment in Aeroplan, at equity in 2006	Note 5	-	1,375,588
Accumulation partners' contracts	Note 6	1,482,955	-
Property and equipment	Note 6	1,537	-
Software and technology	Note 6	77,251	-
Trade name	Note 5	275,000	-
Goodwill	Note 5	2,517,237	-
		$ 5,064,280	**$ 1,382,582**
Liabilities and Partners' Deficiency			
Current liabilities			
Accounts payable and accrued liabilities	Note 3	$ 55,725	$ -
Deferred revenue	Note 9	832,808	-
Distributions payable	Note 11	14,000	6,962
		902,533	6,962
Long-term debt	Note 8	298,901	-
Deferred revenue	Note 9	633,087	-
		931,988	-
Unitholders' equity	Note 12	3,229,759	1,375,620
		$ 5,064,280	**$ 1,382,582**
Guarantees, contingencies and commitments	Notes 3, 10 & 14		

Approved by the Trustees

(signed) Roman Doroniuk
Roman Doroniuk
Trustee

(signed) Pierre Marc Johnson
Pierre Marc Johnson
Trustee

The accompanying notes are an integral part of these interim financial statements.





income fund

Consolidated Statements of Unitholders' equity

(in thousands of dollars, except unit and per unit amounts)

Three months ended March 31, 2007 and year ended December 31, 2006
(unaudited)

		Unitholders' capital	Retained Earnings (Deficit) Accumulated Earnings	Retained Earnings (Deficit) Distributions	Contributed Surplus	Total
Balance, December 31, 2005		$ 285,250	$ 4		$ -	$ 285,254
Breakdown of opening Retained Earnings (Deficit)			10,173	(10,169)		
Net earnings for the period			5,482			5,482
Issuance of 20,204,165 units at $12.40 each, on exchange of Aeroplan units	Note 12	250,532				250,532
Issuance of 500,000 units at $12.90 each, on exchange of Aeroplan units	Note 12	6,450				6,450
Monthly distributions	Note 11			(6,235)		(6,235)
Subtotal		542,232	15,655	(16,404)	-	541,483
Balance, March 31, 2006		$ 542,232	$ (749)		$ -	$ 541,483
Net earnings for the period			15,203			15,203
Issuance of 50,000,000 units at $17.00 each, on exchange of Aeroplan units		850,000				850,000
Monthly distributions				(31,066)		(31,066)
Subtotal		1,392,232	30,858	(47,470)	-	1,375,620
Balance, December 31, 2006		$ 1,392,232	$ (16,612)		$ -	$ 1,392,232
Net earningsfor the period			25,512			25,512
Issuance of 60,000,000 units at $17.97 each, on exchange of Aeroplan units	Note 12	1,078,200				1,078,200
Issuance of 40,545,835 units at $19.40 each on exchange of Aeroplan units	Note 12	786,589				786,589
Monthly distributions	Note 11			(36,324)		(36,324)
Units held by stock-based compensation plans	Note 13	(7,463)			7,463	-
Accretion related to officers' compensation in the form of ACE options	Note 13				7	7
Accretion related to initial long-term incentive plan	Note 13				87	87
Accretion related to other stock-based compensation plans	Note 13				68	68
Subtotal		3,249,558	56,370	(83,794)	7,625	3,246,371
Balance, March 31, 2007		$ 3,249,558	$ (27,424)		$ 7,625	$ 3,257,183

The accompanying notes are an integral part of these interim financial statements.





Consolidated Statements of Cash Flows

(in thousands of dollars, except unit and per unit amounts)

	Three months ended March 31	
	2007	2006
	(unaudited)	(unaudited)
Cash flows from (used in)		
Operating activities		
Net earnings for the period	$ 25,512	$ 5,482
Items not affecting cash		
Depreciation & amortization	4,303	-
Stock-based compensation	162	-
Distributions earned	-	(3,352)
Proportionate share of Aeroplan's net earnings from March 3, 2006	(19,226)	(2,226)
Changes in non-cash working capital items and deferred revenue		
Related party accounts payable and/or receivable	21,028	100
Third party accounts receivable	815	-
Third party accounts payable and accrued liabilities	(191)	-
Deferred revenue	(117)	-
Other	117	-
	6,891	(5,478)
	32,403	4
Investing activities		
Increase in cash on consolidation of subsidiary	220,460	-
Change in short-term investments	(48)	-
Additions to property, equipment, software and technology	(475)	-
Distributions received from Aeroplan	22,324	5,028
	242,261	5,028
Financing activities		
Monthly distributions	(33,486)	(5,028)
	(33,486)	(5,028)
Net change in cash and cash equivalents	241,178	4
Cash and cash equivalents, beginning of period	8	4
Cash and cash equivalents, end of period	**$ 241,186**	**$ 8**
Interest paid	**$ -**	**$ -**

The accompanying notes are an integral part of these interim financial statements.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

1. Description of Aeroplan

Aeroplan Income Fund ("Aeroplan") is an unincorporated, open-ended trust established under the laws of the Province of Ontario on May 12, 2005 pursuant to Aeroplan's Declaration of Trust. Aeroplan qualifies as a "mutual fund trust" for the purposes of the Income Tax Act (Canada). The principal and head office of Aeroplan is located at 5100 de Maisonneuve Boulevard West, Montreal, Québec, H4A 3T2. Aeroplan has been established to acquire and hold, directly or indirectly, investments in Aeroplan Limited Partnership ("the Partnership") and its general partner Aeroplan Holding GP Inc. ("General Partner"), a customer loyalty marketing company, and such other investments as the Trustees may determine.

2. Summary of significant accounting policies

Basis of presentation

These unaudited consolidated interim financial statements have been prepared in accordance with the requirements of the Canadian Institute of Chartered Accountants (CICA) handbook section 1751, *Interim Financial Statements.* Accordingly, certain information and note disclosures normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles have been omitted or condensed. These interim financial statements should be read in conjunction with the annual audited consolidated financial statements of Aeroplan for the year ended December 31, 2006.

In the opinion of management, these interim financial statements include all adjustments considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. Except as otherwise indicated hereunder, these interim financial statements have been prepared using the same policies and methods of computation as the annual consolidated financial statements of Aeroplan for the year ended December 31, 2006.

Principles of consolidation

These financial statements include the accounts of Aeroplan, Aeroplan Trust (the "Trust"), its wholly-owned holding trust, and from March 14, 2007, the consolidated accounts of the Partnership, the variable interest entity for which Aeroplan is the primary beneficiary (see note 5). For the results of operations, financial position and cash flows of the Partnership refer to the financial statements of the Partnership. Prior to March 14, 2007, Aeroplan accounted for its investment in the Partnership under either the cost or equity methods depending upon its level of ownership. All inter-company and inter-entity balances and transactions are eliminated.

Variable interest entities

Accounting Guideline 15 (AcG-15) relates to consolidation principles for certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG-15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its consolidated financial statements.

An entity is classified as a variable interest entity ("VIE") under AcG-15 if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors that cannot make significant decisions about the entity's

operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that will absorb a majority of the expected losses or will receive the majority of the expected residual returns or both, as a result of ownership, contractual or other financial interests in the VIE.

Management has reviewed its ownership, contractual, and financial interests in other entities and determined that other than the consolidation of the consolidated accounts of the Partnership, this guideline does not impact the financial statements of Aeroplan.

Revenue recognition and cost of rewards

Aeroplan derives its revenues primarily from the sale of Aeroplan Miles to Air Canada, its affiliates and other Accumulation Partners, which are referred to as Gross Billings. Aeroplan Miles issued for promotional purposes, at a discount or no value, are also included in Gross Billings at their issue price. These Gross Billings are deferred and recognized as revenue either upon the redemption of Aeroplan Miles by members or in accordance with the accounting policy for breakage. Revenue recognized per Aeroplan Mile redeemed is calculated on a weighted average basis. Breakage represents the estimated Aeroplan Miles that are not expected to be redeemed by members. Breakage is estimated by management based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The estimated breakage factor used is 17%. Aeroplan's policy is to review the breakage estimate with the assistance of two independent firms of experts every two years or earlier if monitoring of pertinent indicators by management suggests that a significant change in breakage may have occurred. In accordance with this policy, management obtained two reports on breakage in 2006. As these studies were based on data up to December 31, 2005, which did not take into account the impact of the ClassicPlus Flight rewards program introduced in October of 2006, management will have these reports updated in 2007. Changes in the breakage factor are accounted for as follows: in the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to revenue; and for subsequent periods, the revised estimate is used. Breakage is recognized rateably over a period of 30 months, the estimated average life of an Aeroplan Mile.

In limited circumstances, Aeroplan may sell Aeroplan Miles directly to members. Revenue from these sales to members is recognized at the time the member redeems Aeroplan Miles for rewards.

Cost of rewards representing the amount paid by Aeroplan to Air Canada or other Redemption Partners is accrued when the member redeems the Aeroplan Miles.

Fees charged to Air Canada for the management of the frequent flyer tier membership program, for the management of the contact centre and for marketing services are recognized when the services are rendered.

Other revenue consists primarily of charges to members for services rendered to members including booking, change and cancellation fees, and other miscellaneous amounts. Revenue from these sources is recognized when the service is performed.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Employee future benefits

All of the contact centre agents are employees of Air Canada, contractually assigned to Aeroplan and as such, for the purpose of preparing these financial statements, are considered to be Aeroplan's employees. These agents and certain administrative employees are members of Air Canada-sponsored defined benefit pension plans. The pension costs related to these employees are accounted for under defined contribution provisions as applicable in these circumstances. In addition, these employees also participate in Air Canada-sponsored health, life and disability future benefit plans.

Substantially all Aeroplan employees, excluding the contact centre agents, participate in Aeroplan's defined contribution pension plans established in 2002 and 2005, which provide pension benefits based on the accumulated contributions and fund earnings.

Aeroplan accounts for its employee future benefit costs following the standards on defined contribution plans. The cost of the future employee benefits includes the contributions required to be made by Aeroplan in the period, the interest on any estimated present value of any contributions required to be made by Aeroplan in future years related to current services and the amortization of past service costs and any related interest on future contributions. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

These financial statements do not include the share of any of the underlying assets and liabilities related to the pension plans.

Income taxes

Aeroplan is a mutual fund trust for income tax purposes. As a result, Aeroplan is only taxable on any amount not allocated to unitholders. These financial statements do not reflect any income taxes as Aeroplan is committed to distribute to its unitholders all or virtually all of its taxable income and taxable capital gains and Aeroplan intends to comply with the provisions of the Income Tax Act that permit the deduction of distributions to unitholders from Aeroplan's taxable income and taxable capital gains.

In late 2006, the Minister of Finance (Canada) announced draft tax legislation rendering income trusts taxable commencing in 2011. In the event Aeroplan becomes a taxable entity, income taxes payable will reduce net earnings and will affect funds available for distributions by an equivalent amount.

Distributions

Distributions payable by Aeroplan to its unitholders, which are determined at the discretion of the Trustees, are recorded when declared.

Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Gains and losses are included in income for the year. Non-monetary assets, liabilities, revenues and expenses arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction.

Financial instruments

Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in non-operating income. Financial assets classified as held-to-maturity, loans and receivables, or other financial liabilities not classified as held-for-trading, are measured at amortized cost using the effective interest method of amortization. Guarantees that meet the definition of a guarantee pursuant to Accounting Guideline 14 (AcG- 14), Disclosure of Guarantees, are valued at fair value at the inception of the obligation, and are amortized over the term of the guarantee.

Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For financial instruments not designated as held-for-trading, transaction costs are capitalized and added to the amount of the related financial instrument.

Aeroplan has classified its financial instruments as follows:

- cash and cash equivalents and short-term investments are classified as held to maturity and measured at amortized cost. Cash and cash equivalents and short-term investments are presented with accrued interest thereon;
- accounts receivable are classified as loans and receivables and are measured at amortized cost;
- accounts payable and accrued liabilities, distributions payable, and long-term debt are classified as other financial liabilities and are measured at amortized cost.

Comprehensive Income consists of Net Income and Other Comprehensive Income ("OCI"). OCI represents changes in Partners' equity during a period arising from transactions and other events with non-owner sources that are recognized in Comprehensive Income, but excluded from Net Income. Aeroplan has no OCI, consequently, net income equals comprehensive income.

Cash and cash equivalents

Cash and cash equivalents consist of funds in current operating bank accounts, term deposits and fixed income securities with an original term to maturity of three months or less. The weighted average effective interest rate earned on investments at March 31, 2007 was 4.3%.

Short-term investments

Short-term investments consist of fixed income securities with an original term to maturity of less than one year and greater than three months. The weighted average interest rate earned on investments at March 31, 2007 was 4.3%.

Property and equipment

Property and equipment are recorded at cost and amortized over their estimated useful lives, using the straight-line method, as follows:

Furniture and fixtures	3 to 10 years
Computer hardware	3 years
Leasehold improvements	Over the term of the lease

Property and equipment are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. When such a situation arises, the future cash flows associated with the particular asset's use and disposition are compared to its carrying amount to determine if the carrying amount is recoverable. Any impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value.

Accumulation Partners' Contracts and Software and technology

Accumulation partners' contracts and software and technology are considered long-lived assets with finite lives. Accumulation partners' contracts are recorded at cost and are amortized using the straight-line method over their estimated lives, typically 15 -25 years.

Software and technology are recorded at cost and amortized using the straight-line method over 5 years. Software under development includes costs paid to third parties such as consultants' fees and other direct costs of development. Amortization will commence upon completion of development once the software is available for use.

Accumulation partners' contracts and software and technology are tested for impairment in the same manner as property and equipment.

Trade name and Goodwill

Trade name, which is considered an intangible asset with an indefinite life, is recorded at cost, and is not amortized but instead is tested for impairment annually, or more frequently should events or changes in circumstances indicate that the trade name may be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount exceeds the fair value, the trade name is written down to its fair value.

Goodwill is recorded at cost and is not amortized. Instead, goodwill is tested for impairment annually and when an event or circumstances have occurred that more likely than not reduce the fair value of the reporting unit below its carrying value. Aeroplan is a single reporting unit. The impairment test is carried out in two steps. First, the carrying amount of Aeroplan, including goodwill, is compared to its quoted market value. If the quoted market value exceeds the carrying amount, goodwill is not considered to be impaired, and therefore the second step of the impairment test is unnecessary.

The second step is performed when the carrying amount of the reporting unit exceeds its quoted market value. In such a case, the implied fair value of goodwill, determined in the same manner as the respective value would be determined in a business combination, is compared with its carrying amount in order to measure the amount of the impairment loss, if any.

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

Stock-based compensation

Management employee unit purchase plan. On January 1, 2006, Aeroplan established a unit ownership purchase plan allowing eligible employees to invest up to 5% of their salary for the purchase of Aeroplan Units on the secondary market. Aeroplan's yearly cash contribution, which is based on performance, measured as a function of distributions paid compared to target distributions as established by the board of directors and will range between 33.33% and 100% of the employee contributions depending on whether such target distributions are met or exceeded by at least 15%, is charged to earnings as compensation expense over the performance period, based on the estimated annual performance.

Participation in ACE Aviation Holdings Inc.'s ("ACE")'s stock-based compensation plan. An officer of Aeroplan participates in ACE's stock-based compensation plan. Compensation costs related to the 75,000 ACE options granted , which were exercisable at $20 each and had a total fair value of $570,000 at the grant date, are charged to compensation expense over the vesting period (4 years), with the corresponding equity contribution being accreted to contributed surplus.

Initial Long-Term Incentive Plan. Aeroplan has made certain commitments in connection with the granting of Aeroplan Units to key employees, as a one-time special award to recognize their efforts in the creation of Aeroplan and completion of the initial public offering and to provide them with incentive compensation under an Initial Long-Term Incentive Plan. On March 30, 2006, ACE transferred 500,000 Aeroplan Units to a trust for the purpose of funding the Initial Long-Term Incentive Plan. Under the terms of the plan, 50% of the Aeroplan Units granted are subject to vesting conditions based on Aeroplan's performance and the remaining 50% based on time. Performance based Units vest at the end of each performance period if distributable cash targets established by the board of directors for each of the periods ended December 31, 2005, 2006 and 2007 are met, or on a cumulative basis at the end of the following performance period if such targets are met in that following performance period. Time based Units vest at the end of the three year period ending on June 29, 2008. Compensation costs related to the Aeroplan Units contributed by ACE are charged to compensation expense over the vesting period, as vesting conditions are met and based on the estimated annual performance, with the corresponding equity contribution being accreted to contributed surplus. Distributions declared by Aeroplan on the Units granted ultimately accrue to the employees. Forfeited Units, to the extent they were contributed by ACE, and accumulated distributions thereon accrue to ACE. The trust is a VIE with respect to the Partnership, and as such, it is consolidated with the Partnership's and Aeroplan's financial statements. Unvested Units contributed by ACE are credited to contributed surplus at their aggregate value on March 30, 2006, the contribution date, with an equivalent reduction of unitholders' capital. Compensation expense under this plan is charged to earnings over the vesting period, with a corresponding increase to equity.

On-Going Long-Term Incentive Plan. Under the terms of the Aeroplan On-Going Long-Term Incentive Plan, eligible employees are entitled to yearly Aeroplan Unit grants determined on the basis of a percentage of their annual base salary. The Units, which are held in a trust for the benefit of the eligible employees, vest at the end of a three year period (the "Performance Cycle"), commencing January 1 of the year in respect of which they are granted, subject to achieving distributable cash targets, established by the board of directors for the Performance Cycle. Aeroplan will purchase the Units on the secondary market. Distributions declared by Aeroplan on any Units granted under this plan, may be invested in additional Units, which will vest concurrently and proportionately with the Units granted. Forfeited Units and accumulated distributions thereon accrue to Aeroplan. The trust is a VIE entity with respect to the Partnership, and as such, it is consolidated with the Partnership's and Aeroplan's financial statements. The fair value of Aeroplan's Units, which approximates their cost under this plan, is charged to earnings as compensation expense over the vesting period, with a corresponding increase to equity. Aeroplan's cost of the units held is presented as a reduction of unitholders' capital. Estimated compensation costs relative to this plan are accrued on the basis of actual performance relative to targets.

<u>Omnibus Plan.</u> The Omnibus Compensation and Incentive Plan has been established in order to attract and/or retain employees. Vesting conditions vary at the time of grant but are typically time and performance based, with Units vesting 3 years after the grant. Distributions declared by Aeroplan on any Units granted under this plan, may be invested in additional Units which will vest concurrently with the Units granted. Forfeited Units and accumulated distributions thereon accrue to Aeroplan. The trust is a VIE with respect to the Partnership, and as such, it is consolidated with the Partnership's and Aeroplan's financial statements. The fair value of Aeroplan's Units, which approximates their cost under this plan, is charged to earnings as compensation expense over the vesting period, with a corresponding increase to equity. Aeroplan's cost of the units held is presented as a reduction of unitholders' capital.

Earnings per unit

Earnings per unit is calculated on a weighted average number of units outstanding basis. Units held under the various stock-based compensation plans reduce the weighted average number of Aeroplan's outstanding units from the date they are contributed into the plan.

Future Accounting Changes

Capital Disclosures and Financial Instruments – Presentation and Disclosure

The CICA issued three new accounting standards: section 1535 *Capital Disclosures*, section 3862, *Financial Instruments – Disclosures*, and section 3863, *Financial Instruments – Presentation.* These new standards will be effective for fiscal years beginning on or after October 1, 2007, and Aeroplan will adopt them on January 1, 2008. Management is in the process of evaluating the effect of the adoption of the new standards on Aeroplan's financial statements.

Section 1535 establishes disclosure requirements about an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, *Financial Instruments – Disclosure and Presentation*, revising and enhancing disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

3. Related party transactions

The transactions between Air Canada, other ACE affiliates and the Partnership described below are recorded at the exchange amount.

Contractual and commercial practices with Air Canada and other entities under the control of ACE

Air Canada and other ACE subsidiaries, as a group, are one of Aeroplan's largest commercial partners. Air-travel related rewards as well as certain management and business services are provided by Air Canada to Aeroplan. Aeroplan also provides Air Canada with certain services related to tier management, member redemption and marketing activities.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

The related party transactions resulting from the application of the commercial and contractual practices were as follows:

	March 31, 2007
	$
	(unaudited)
Balance Sheet	
Accounts payable and accrued liabilities	23,270

The following table summarizes the related party transactions resulting from the application of the commercial and contractual practices included in the statement of operations:

	March 14, 2007 to March 31, 2007
	$
	(unaudited)
Statement of Operations	
Revenue from tier management, contact centre management and marketing fees	740
Cost of rewards	28,218
Operating expenses	3,634

The following table represents Gross Billings charged to Air Canada and its affiliates for Aeroplan Miles issued to members compared to total Gross Billings charged to all Accumulation Partners (including Air Canada and its affiliates):

	Gross Billings to Air Canada and its Affiliates	Gross Billings
	$	$
	(unaudited)	(unaudited)
March 14, 2007 to March 31, 2007	12,732	45,595

Cash Management

Air Canada collects credit card payments on Aeroplan's behalf. Amounts from these transactions, totaling $3.2 million for the period from March 14, 2007 to March 31, 2007, are settled through the inter-company accounts.

In addition, Air Canada acts as a clearing house for substantially all Gross Billings and reward purchasing transactions between Aeroplan and airlines other than Air Canada. Air Canada collects and pays the accounts receivable and accounts payable on Aeroplan's behalf. Net purchase amounts resulting from

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

these transactions, which amounted to $1.5 million from March 14, 2007 to March 31, 2007, are settled through the inter-company accounts.

Guarantees

Aeroplan is jointly and severally liable for its own obligations and those of certain companies subject to common control by ACE, pursuant to a merchant services agreement entered into with First Data Loan Company, Canada, in the event that such entities were unable to fulfill their obligations related to airline and tour tickets sold in advance and charged to the credit cards processed under the agreement. The term of this agreement ends on September 30, 2008. The maximum exposure related to this guarantee, which ranks ahead of the security granted under the credit facilities described in note 8, at March 31, 2007 was estimated to be $190.6 million. Management has estimated the fair value of this guarantee to be insignificant since no payment is expected to be required under this guarantee as Air Canada is not expected to default on its obligations. Consequently, no liability was recorded on initial recording of the guarantee.

Commercial and other agreements

Aeroplan has entered into various agreements with Air Canada governing the commercial relationship between Aeroplan and Air Canada. Inter-company transactions resulting from these agreements are measured at the exchange amount, being the amount agreed to between the parties. The aggregate effect of these transactions is disclosed in the tables above.

The following is a summary of the relevant financial terms related to these agreements.

Commercial Participation and Services Agreement *("CPSA")*

This agreement, which was amended on October 13, 2006 and expires on June 29, 2020, covers the terms and conditions of the purchase of air travel rewards by Aeroplan from Air Canada and its affiliates, the purchase of Aeroplan Miles by Air Canada and its affiliates for issuance to members and the management of the tier membership program for certain Air Canada customers. Pursuant to the CPSA, Aeroplan is required to purchase annually a minimum number of reward travel seats on Air Canada and its affiliates, which number is based on a function of the number of seats utilized in the three preceding calendar years. Based on the three years ended December 31, 2006, the Partnership is required to purchase reward travel seats with an exchange amount of approximately $296.1 million each year. Air Canada is also required to purchase a pre-established number of Aeroplan Miles at a specified rate. Aeroplan is required to perform certain marketing and promotion services for Air Canada including contact centre services for the management of the frequent flyer tier membership program for a fee based on actual costs, on a fully allocated basis, plus an administrative fee. Aeroplan's ability to respond to members' requests for future rewards will depend on Air Canada's ability to provide the requested number of seats.

Revenue earned and expenses incurred under this agreement are included in "Tier management, contact centre management and marketing fees" and "Cost of rewards", respectively in the tables above.

Aeroplan has also agreed to indemnify Air Canada, its affiliates and representatives from any claims arising out of any changes made at any time by Aeroplan to the Aeroplan Program to the extent such changes are implemented to address fluctuations in breakage related to the liability attached to miles issued prior to January 1, 2002.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

Master Services Agreement *("MSA")*

Under this agreement, which expires concurrently with the CPSA on June 29, 2020, Air Canada has agreed to provide certain administrative services to Aeroplan in return for a fee. The fees paid under this agreement, which are included in operating expenses in the table above, amounted to $0.9 million for the period from March 14, 2007 to March 31, 2007.

The agreement may be terminated by Aeroplan with six months prior written notice and by Air Canada with eighteen months prior written notice. The agreement terminates automatically if the CPSA is terminated.

General Services Agreement *("GSA")*

This agreement, which may be terminated by either party with six months prior written notice, provides Aeroplan with the services of certain unionized employees of Air Canada. Aeroplan is required to reimburse Air Canada for all salary and benefit costs incurred in connection with the assigned employees, including annual special payments detailed below to compensate Air Canada for the share of the unfunded pension deficiencies related to the assigned employees described below.

The fees paid under this agreement, which are included in operating expenses in the table above, amounted to $2.7 million from March 14, 2007 to March 31, 2007.

Pursuant to the adoption of the Air Canada Pension Plan Solvency Deficiency Funding Regulations on August 9, 2004, Air Canada was required to make certain special payments related to funding deficiencies of its registered pension plans. These special payments may be made over a ten-year period and are based on certain actuarial calculations to be made on a periodic basis. Under the GSA, Aeroplan has agreed to pay a portion of the special payments related to plans in which Aeroplan employees participate based on an estimate of the portion of the solvency deficiencies of Air Canada's pension plans attributable to Aeroplan employees at January 1, 2005. Operating expenses in respect of this agreement include $0.1 million related to special payments from March 14, 2007 to March 31, 2007.

Remaining maximum payments in respect of the special payments should not exceed $12.7 million over the period ending December 31, 2013. The obligation in respect of special payments survives early termination. In the event that all the assigned employees become Aeroplan employees, Aeroplan shall assume all liabilities with respect to the assigned employees as of the transfer date.

The following table sets out the remaining maximum payments for the corresponding period:

Year	Amount
	$
	(unaudited)
2007	1,388
2008	1,851
2009	1,883
2010	1,883
2011	1,883
Thereafter	3,766
	12,654

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

These commitments have not been presented in the statement of financial position as they represent contributions for future services of the respective employees.

Aeroplan has indemnified Air Canada and its directors, officers, employees and agents against potential claims and grievances arising from the assignment to Aeroplan of the employees.

Leases

Aeroplan is party to real estate leases with Air Canada for its premises in Vancouver and Toronto. The leases are for five-year terms and at commercial rates, commencing January 1, 2004 with certain renewal and expansion rights (see note 14).

The above-noted lease for the Toronto premises was assigned to a third party on April 1, 2007 as a result of the sale of the building by Air Canada.

4. Major Accumulation Partners

Air Canada and its affiliates and two other major Accumulation Partners account for a significant percentage of Gross Billings. Since Aeroplan's revenues are recognized based on redemptions by members as opposed to the issuance of Aeroplan Miles to members by the Accumulation Partners, the information on major customers is based on the Gross Billings of Aeroplan Miles issued through each Accumulation Partner to Aeroplan members. Gross Billings for each Accumulation Partner represent the contracted amounts received or receivable from Accumulation Partners during each period. Air Canada and its affiliates and the other Accumulation Partners accounted for significant issuance of Aeroplan Miles as follows:

	Air Canada and affiliates	Accumulation Partner A	Accumulation Partner B
	%	%	%
	(unaudited)	(unaudited)	(unaudited)
March 14, 2007 to March 31, 2007	28	47	13

Due to the different nature of the businesses carried on by Aeroplan's Accumulation Partners and the relative size of the major Accumulation Partners, management considers any other concentration of credit risk not to be significant.

5. Investment in Aeroplan & Aeroplan Holding GP Inc.

On January 1, 2006, Aeroplan owned 28,750,000 limited partnership units or 14.4% of the Partnership at a net cost of $285.3 million. ACE held 171,250,000 units or 85.6% of the Partnership.

On March 3, 2006 and March 31, 2006, ACE exchanged 20,204,165 and 500,000 Partnership units for Aeroplan Units pursuant to the investors' liquidity agreement (the "Investors' Liquidity Agreement") dated June 29, 2005. The 20,204,165 Aeroplan Units were then distributed to ACE's shareholders and the 500,000 Aeroplan Units were contributed to a trust in order to fund grants to employees under Aeroplan's Initial Long-term Incentive Plan. On December 28, 2006, ACE exchanged 50,000,000 Partnership units for Aeroplan Units which were distributed to ACE's shareholders of record on January 10, 2007. As a

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

result of these transactions, at December 31, 2006, Aeroplan held 49.7% of the Partnership, with ACE holding the remaining 50.3%.

On January 10, 2007 and March 14, 2007, ACE exchanged 60,000,000 and 40,545,835 respectively, Partnership units for Aeroplan Units pursuant to the investors' liquidity agreement. Immediately following the March 14, 2007 exchange, 20,272,917 Aeroplan units held by ACE were distributed to ACE's shareholders of record on March 14, 2007. As a result of these transactions, at March 14, 2007, Aeroplan held 200,000,000 limited partnership units or 100% of Aeroplan.

From January 1, 2006 up to March 3, 2006 Aeroplan's investment in the Partnership was recorded at cost. From March 3, 2006 up to and including March 13, 2007, Aeroplan accounted for its investment in the Partnership under the equity method and recorded its proportionate share of the Partnership's net earnings, calculated on the same basis as if they had been consolidated, taking into account the increases and decreases in ownership as step acquisitions under the purchase method of accounting for investments from the date on which they occurred. Under the equity method, distributions declared and paid by the Partnership reduced the carrying value of the investment.

As a result of the March 14, 2007 transaction, the Partnership is consolidated, as a variable interest entity, in the accounts of Aeroplan and accordingly, as of March 14, 2007, Aeroplan has changed its basis of accounting for its investment in the Partnership from the equity method to consolidation.

For each of the acquisition dates, an independent valuation of the identifiable assets of the Partnership was obtained. The fair value of the identifiable assets and their estimated useful life is detailed as follows:

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

in millions	June 30, 2005	Mar. 3, 2006	Dec. 28, 2006	Jan. 10, 2007	Mar. 14, 2007	Aeroplan's proportionate share						Estimated useful life (years)
						June 30, 2005 14.4%	Mar. 3, 2006 10.3%	Dec 28, 2006 25%	Jan 10, 2007 30%	Mar 14, 2007 20.3%	Total 100%	
	$	$	$	$	$	$	$	$	$	$	$	
Price per Unit	**10.00**	**12.40**	**17.00**	**17.97**	**19.40**							
Fair value of Aeroplan	2,000.0	2,480.0	3,400.0	3,594.0	3,880.0	288.0	256.9	850.0	1,078.2	786.6	3,259.7	
Net book value of Aeroplan	(977.0)	(992.0)	(1,000.0)	(1,000.0)	(988.8)	(140.7)	(102.2)	(250.0)	(300.0)	(200.5)	(993.3)	
Purchase price discrepancy, allocated as follows:	**2,977.0**	**3,472.0**	**4,400.0**	**4,594.0**	**4,868.8**	**428.7**	**359.1**	**1,100.0**	**1,378.2**	**987.0**	**4,253.1**	
Intangible Assets												
Finite life												
Accumulation Partners' contracts	1,220.0	1,220.0	1,600.0	1,600.0	1,610.0	175.7	125.7	400.0	480.0	326.4	1,507.7	15 and 25
Software and Technology	39.0	39.0	40.0	40.0	40.0	5.6	4.0	10.0	12.0	8.1	39.7	5
	1,259.0	1,259.0	1,640.0	1,640.0	1,650.0	181.3	129.7	410.0	492.0	334.5	1,547.5	
Indefinite life												
Trade name	260.0	260.0	280.0	280.0	280.0	37.4	26.8	70.0	84.0	56.8	275.0	Indefinite
Goodwill	1,458.0	1,953.0	2,480.0	2,674.0	2,938.8	210.0	202.7	620.0	802.2	595.8	2,430.6	Indefinite
	1,718.0	2,213.0	2,760.0	2,954.0	3,218.8	247.4	229.4	690.0	886.2	652.5	2,705.6	
	2,977.0	**3,472.0**	**4,400.0**	**4,594.0**	**4,868.8**	**428.7**	**359.1**	**1,100.0**	**1,378.2**	**987.0**	**4,253.1**	

Aeroplan's proportionate share of the Partnership's net earnings from January 1, 2007 to March 13, 2007 of $19.2 million includes an amortization charge of $11.2 million for finite life intangibles (Accumulation Partners' contracts and software and technology). By comparison, Aeroplan's proportionate share of the Partnership's net earnings from March 3, 2006 to December 31, 2006 of $17.8 million included an amortization charge of $11.9 million for finite life intangibles (Accumulation Partners' contracts and software and technology).

The following table details the carrying value of the investment:

in millions, except for unit amounts	**March 13, 2007** [(1)]	**December 31, 2006**
	$	$
	(unaudited)	
28,750,000 units of the Partnership acquired on June 29, 2005, net of issue costs of $2.25 million	285.3	285.3
20,204,165 units exchanged by ACE on March 3, 2006	250.5	250.5
500,000 units exchanged by ACE and contributed to Aeroplan's Initial Long-term Incentive Plan on March 30, 2006	6.4	6.4
50,000,000 units exchanged by ACE on December 28, 2006	850.0	850.0
60,000,000 units exchanged by ACE on January 10, 2007	1,078.2	-
40,545,835 units exchanged by ACE on March 14, 2007	786.6	-
Proportionate share of the Partnership's net earnings since March 3, 2006	37.0	17.8
Priority distributions received	(0.5)	(0.5)
Distributions declared by the Partnership since March 3, 2006	(56.2)	(33.9)
	3,237.3	**1,375.6**

(1) Immediately prior to consolidation

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

6. Accumulation Partners' contracts, Property and equipment and Software and technology

	March 31, 2007		
	Cost	Accumulated depreciation and amortization	Net
	$	$	$
Accumulation Partners' contracts	**1,486,380**	**3,425**	**1,482,955**
Property and equipment			
Furniture, fixtures and computer hardware	425	11	414
Leasehold improvements	1,135	12	1,123
	1,560	**23**	**1,537**
Software and technology			
Software and technology	77,108	855	76,253
Software under development	998	-	998
	78,106	**855**	**77,251**

7. Aeroplan Miles Redemption Reserve

In conjunction with the issuance of units to Aeroplan and the bank financing entered into on June 29, 2005, the Partnership established the Aeroplan Miles redemption reserve (the "Reserve"). As at March 31, 2007 the Reserve amounted to $400.0 million and is included in cash and cash equivalents and short-term investments.

The amount of the Reserve, as well as the types of securities it may be invested in, are based on policies established by management of the Partnership, which may be reviewed periodically.

The Reserve may be used to supplement cash flows generated from operations in order to pay for rewards during unusually high redemption activity associated with Aeroplan Miles. Under the terms of the term facility, described in note 8, the Partnership was required to deposit the borrowed funds of $300.0 million into the Reserve. Any deposits of funds in non-Canadian dollar denominated investments are required to be hedged. At March 31, 2007, there were no non-Canadian dollar denominated investments.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

8. Long-Term Debt

The following is a summary of Aeroplan's authorized and outstanding credit facilities:

	Authorized	Drawn at March 31, 2007
	$	$
		(unaudited)
Revolving term facility (a)	75,000	-
Term facility (b),(c)	300,000	298,901
Acquisition facility (b)	100,000	-
Total	**475,000**	**298,901**

(a) The revolving term facility matures on June 29, 2009, or earlier at the option of Aeroplan and bears interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%.

Letter of credit
Aeroplan has issued an irrevocable letter of credit in the amount of $430,000, in order to meet its obligations under one of the non-registered defined contribution pension plans. This amount reduces the available credit under the revolving credit facility.

(b) The term and the acquisition facilities mature on June 29, 2009, or earlier at the option of Aeroplan and bear interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%. At March 31, 2007, borrowings under this facility were in the form of Bankers' Acceptances with a 90 day term and an effective interest rate of 5.4%. This facility was drawn in order to fund a portion of the $400.0 million Reserve, included in cash and cash equivalents and short-term investments.

(c) Borrowings under the term debt facility, in the form of Bankers Acceptances, are recorded net of prepaid interest, in the amount of $1,099,000.

Borrowings under the credit facilities are secured by substantially all the present and future assets of Aeroplan, subject to the realization of any priority claims resulting from the joint and several guarantees under the agreement with First Data Loan Company, Canada as described in note 3.

The continued availability of the credit facilities are subject to Aeroplan's ability to maintain certain leverage, debt service and interest coverage covenants, as well as other affirmative and negative covenants.

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

9. Deferred Revenue

A reconciliation of deferred revenue, including deferred breakage, is as follows:

	March 31, 2007
	$
	(unaudited)
Opening balance as at March 14, 2007	1,466,012
Aeroplan Miles issued – Gross billings	45,595
Revenue recognized for Aeroplan Miles redeemed and breakage	(45,712)
Ending balance	1,465,895
Represented by:	
Current portion [(a)]	**832,808**
Long-term	**633,087**

[(a)] *The current portion is management's best estimate of the amount to be realized in the next twelve months, based on historical trends.*

10. Contingent liabilities

Air Canada Miles issued prior to January 1, 2002

In accordance with the CPSA, as amended, Air Canada is responsible for the cost of the redemption for air rewards of up to a maximum of 112.4 billion Air Canada Miles accumulated by members prior to January 1, 2002. As of March 31, 2007, 100.5 billion of those Air Canada Miles had been redeemed.

In the unlikely event that Air Canada is unable to meet its obligation, Aeroplan may be required to honor Air Canada's redemption obligation, which based on Aeroplan's current average redemption cost per mile, as calculated on the basis of the current average redemption cost calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of the various types of awards that members have selected, based on past experience, would amount to approximately $113.7 million at March 31, 2007.

Also under the CPSA, Aeroplan is responsible for any redemptions for air rewards of Air Canada Miles issued prior to January 1, 2002, in excess of the 112.4 billion Air Canada Miles. While on the basis of current estimates, Aeroplan does not expect such redemptions to exceed 112.4 billion Air Canada Miles, the maximum potential redemption cost of meeting this obligation if all 22.2 billion estimated broken but unexpired Air Canada Miles were to be redeemed, amounts to $211.2 million at March 31, 2007.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

As a result, the total maximum potential redemption cost to the Partnership for the total outstanding and unbroken Air Canada Miles issued prior to January 1, 2002 is estimated to be $324.9 million at March 31, 2007.

Management estimates that a 1% decrease in breakage related to the Air Canada Miles issued before January 1, 2002, would have an impact on cost of rewards and net earnings of approximately $30.0 million for the period in which the change occurred.

Aeroplan Miles issued after January 1, 2002

In addition, Aeroplan may be required to provide rewards to members for unexpired Aeroplan Miles accounted for as breakage on the Aeroplan Miles issued after December 31, 2001 for which the breakage revenue has been recognized or deferred and for which no liability has been recorded. The maximum potential redemption cost for such Aeroplan Miles is estimated to be $464.8 million at March 31, 2007. The potential redemption costs noted above have been calculated on the basis of the current average redemption cost calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of the various types of awards that members have selected, based on past experience.

Management estimates that a 1% change in breakage related to the Aeroplan Miles issued after January 1, 2002, would have a total impact on revenue and net earnings of $26.5 million for the period in which the change occurred, with $24.5 million relating to prior years and $2.0 million relating to the current period.

Other

From time to time, Aeroplan becomes involved in various claims and litigation as part of its business. While the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current pending claims and litigation will not have a material impact on Aeroplan's financial position and results of operations.

Aeroplan has agreed to indemnify its directors and officers, to the extent permitted under corporate law, against costs and damages incurred by the directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their services. Aeroplan's directors and officers are covered by directors' and officers' liability insurance. No amount has been recorded in these financial statements with respect to the indemnification agreements.

Aeroplan's Declaration of Trust provides that the Trustees will act honestly and in good faith with a view to the best interests of Aeroplan and in connection with that duty will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Aeroplan's Declaration of Trust provides that each Trustee will be entitled to indemnification from Aeroplan in respect of the exercise of the Trustee's power and the discharge of the Trustee's duties, provided that the Trustee acted honestly and in good faith with a view to the best interests of all unitholders or, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the Trustee had reasonable grounds for believing that his/her conduct was lawful. No claims with respect to such occurrences have been made and, as such, no amount has been recorded in this statement of financial position with respect to these indemnifications.

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

11. Distributions

Distributions declared to the unitholders of record on the last business day of the month during the three months ended March 31, 2007 and 2006 amounted to approximately $36.3 million and $6.2 million, respectively as follows:

Record date	2007		2006	
	Amount	Amount per Aeroplan Unit	Amount	Amount per Aeroplan Unit
	$	$	$	$
	(unaudited)		(unaudited)	
January	11,161,792	0.0700	1,676,125	0.0583
February	11,161,792	0.0700	1,676,125	0.0583
March	14,000,000	0.0700	2,883,178	0.0583
	36,323,584	**0.2100**	**6,235,428**	**0.1749**

12. Units

Aeroplan may issue an unlimited number of units ("Aeroplan Units") for the consideration of, and on the terms and conditions determined by, the Trustees. Each Aeroplan Unit is transferable and represents an equal undivided beneficial interest in any distribution from Aeroplan. All Aeroplan Units are of the same class and have equal rights and privileges.

Aeroplan Units are redeemable at any time on demand by the unitholder. The redemption price per Aeroplan Unit is equal to the lesser of 90% of the market price on the date of surrender of the unit for redemption and 100% of the closing market price on the redemption date. The total amount payable in respect of Units tendered for redemption in the same calendar month shall not exceed $50,000.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

The issued and outstanding Aeroplan Units are summarized as follows:

Description	March 31, 2007		December 31, 2006	
	Number of units	$	Number of units	$
	(unaudited)			
Acquired June 2005 for $10 each, net of issue costs of $2,250,000	28,750,000	285,250,000	28,750,000	285,250,000
Issued on March 3, 2006 for $12.40 each	20,204,165	250,531,646	20,204,165	250,531,646
Issued on March 30, 2006 for $12.90 each	500,000	6,450,000	500,000	6,450,000
Issued on December 28, 2006 for $17.00 each	50,000,000	850,000,000	50,000,000	850,000,000
Issued on January 10, 2007 for $17.97 each	60,000,000	1,078,200,000	-	-
Issued on March 14, 2007 for $19.40 each	40,545,835	786,589,199	-	-
Sub-total	200,000,000	3,257,020,845	99,454,165	1,392,231,646
Aeroplan Units held to fund stock-based compensation plans (note 13)	(499,418)	(7,463,320)	-	-
Total– end of period	**199,500,582**	**3,249,557,525**	**99,454,165**	**1,392,231,646**

In connection with the initial public offering and the over-allotment option, Aeroplan acquired 25,000,000 Aeroplan Units on June 29, 2005 and 3,750,000 Aeroplan Units on June 30, 2005 for $10 each. As a result, at June 30, 2005, the total number of Aeroplan Units issued was 28,750,000 for total consideration of $285.3 million, net of $2.25 million representing Aeroplan's proportionate share of the $18.0 million of offering costs paid by the Partnership.

Under the terms of the Investors' Liquidity Agreement dated June 29, 2005, the non-subordinated units held by ACE in the Partnership are exchangeable for Aeroplan Units on a one-to-one basis. The subordinated units of the Partnership held by ACE became exchangeable after December 31, 2006. Aeroplan had reserved 171,250,000 Aeroplan Units for the exercise of the exchange right. The exchange right expires once all the Partnership Units held by ACE have been exchanged.

During the year ended December 31, 2006, ACE exercised its exchange right in connection with the transactions described in note 5, and Aeroplan issued 20,204,165 Aeroplan Units at $12.40 each (representing the closing price on March 3), 500,000 Aeroplan Units at $12.90 each (representing the closing price on March 31) and 50,000,000 Aeroplan Units at $17.00 each (representing the closing price on December 28), for a total number of Aeroplan Units issued and outstanding at December 31, 2006 of 99,454,165 for total consideration of $1,392.2 million. At December 31, 2006, 100,545,835 Aeroplan Units remained available for future exchanges.

During the three-month period ended March 31, 2007, ACE exercised its exchange right in connection with the transactions described in note 5, and Aeroplan issued 60,000,000 Aeroplan Units at $17.97 each (representing the closing price on January 10), and 40,545,835 Aeroplan Units at $19.40 each (representing the closing price on March 14) for a cumulative total number of 200,000,000 Aeroplan Units

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

issued and outstanding at March 31, 2007 for a total consideration of $3,257.0 million. At March 31, 2007 all of the Partnership units held by ACE have been exchanged.

13. Stock-based compensation plans

The details of Aeroplan Units held under stock-based compensation plans described in note 2 are as follows:

	March 31, 2007 (unaudited)		
	Initial LTIP	**On-going LTIP**	**Omnibus plan**
Number of Aeroplan Units granted	567,842	165,588	65,500
Number of Aeroplan Units forfeited	(102,342)	-	-
	465,500	165,588	65,500
Number of Aeroplan Units vested	(197,170)	-	-
Number of Aeroplan Units outstanding, end of period	**268,330**	**165,588**	**65,500**
Weighted average remaining life (years)	**1.0**	**2.15**	**2.25**
Cost of units purchased during the period[a]	**$ -**	**$ -**	**$ -**
Weighted average fair value per Aeroplan Unit on date of grant	**$12.90**	**$17.36**	**$17.21**

[a]The cost of Aeroplan Units purchased under these plans is not materially different frcm their fair value at the date they were granted.

Pursuant to the terms of the On-going and Omnibus plans, Aeroplan Units are purchased on the open market of the Toronto Stock Exchange and are held by a trustee for the benefit of the eligible employees until their vesting. Unvested units of the Initial LTIP, which were contributed by ACE, are also held in escrow.

14. Commitments

The minimum lease payments owed to Air Canada (described in note 3) and other parties related to the facilities leases are as follows:

Year ending December 31	
	$
Remainder of 2007	1,211
2008	1,614
	2,825

15. Financial instruments

Fair value

The fair value of the financial instrument is the amount of consideration that would be agreed upon in an arm's length transactions between willing parties. Aeroplan uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the consolidated statement of financial position as follows:

Held to maturity

Cash and cash equivalents and short-term investments – The carrying amounts included in the consolidated statement of financial position approximate fair value because of the short-term maturity of the underlying instruments. Cash and cash equivalents and short-term investments are presented with accrued interest thereon.

Loans and receivables

Accounts receivable – The carrying amount included in the consolidated statement of financial position approximates fair value because of the short-term maturity of these instruments.

Financial Liabilities

Accounts payable and accrued liabilities and distributions payable – The carrying amounts included in the consolidated statement of financial position approximate fair value because of the short-term maturity of these instruments.

Long-term debt – The carrying amount included in the consolidated statement of financial position approximates fair value.

Credit risk

In accordance with its investment policy, Aeroplan invests the Reserve and excess cash, included in short-term investments and cash and cash equivalents in commercial paper or corporate bonds with a minimum rating of R-1 (high) or AA (low) and term deposits, subject to certain thresholds to reduce undue exposure to any one issuer.

Interest rate exposure

Aeroplan is exposed to fluctuations in interest rates under the terms of the outstanding credit facility which bears interest at variable rates and has been borrowed in the form of Bankers' Acceptances.

Aeroplan invests the Reserve and excess cash on hand in instruments with similar terms to maturity as the underlying Bankers' Acceptances related to the credit facility, with an objective to mitigate the interest rate exposure.

aeroplan

limited partnership

Consolidated Interim Financial Statements

For the three months ended

March 31st

2007 and 2006

UNAUDITED



Management's Report

The accompanying unaudited consolidated interim financial statements of Aeroplan Limited Partnership are the responsibility of management and have been approved by the Board of Directors. The unaudited consolidated interim financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited consolidated interim financial statements include some amounts and assumptions based on management's best estimates which have been derived with careful judgement.

In fulfilling its responsibilities, management of Aeroplan has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the financial statements. The Audit, Finance and Risk Committee of the Board of Directors reviews Aeroplan's consolidated interim financial statements and recommends their approval by the Board of Directors.

May 9th, 2007

(signed) "Rupert Duchesne"

RUPERT DUCHESNE

President and Chief Executive Officer

(signed) "Pierre Duhamel"

PIERRE DUHAMEL

Executive Vice President and Chief Financial Officer



limited partnership

Consolidated Statements of Operations

(in thousands of dollars, except unit and per unit amounts)

		Three months ended March 31	
		2007	2006
		(unaudited)	(unaudited)
Operating Revenue			
Aeroplan Miles revenue			
Aeroplan Miles redeemed		$ 195,075	$ 152,982
Breakage		33,486	30,090
		228,561	183,072
Tier management, contact centre management and marketing fees from Air Canada	Note 3	3,701	3,152
Other revenue		13,052	13,834
		245,314	200,058
Cost of rewards	Note 3	155,134	124,883
Gross margin		90,180	75,175
Operating Expenses			
Selling, general and administrative	Note 3	39,403	32,438
Depreciation and amortization		2,704	3,742
		42,107	36,180
Operating Income		48,073	38,995
Interest on long-term debt		(4,426)	(3,411)
Interest income		6,469	3,870
Amortization of deferred financing charges	Note 7	-	(469)
Net earnings for the period		**$ 50,116**	**$ 38,985**
Weighted average number of Units		**199,539,544**	**200,000,001**
Earnings per unit			
Basic		**$ 0.2512**	**$ 0.1949**

The accompanying notes are an integral part of these interim financial statements.



limited partnership

Consolidated Statements of Financial Position

(in thousands of dollars, except unit and per unit amounts)

As at		March 31 2007 (unaudited)	December 31 2006
Assets			
Current assets			
Cash and cash equivalents	Note 5	$ 241,128	$ 166,939
Short-term investments	Note 5	402,464	452,797
Accounts receivable		65,920	69,997
Prepaid expenses		730	2,413
		710,242	692,146
Deferred charges	Note 6	-	4,321
Property and equipment		1,537	1,638
Software		39,606	39,653
Goodwill		86,625	86,625
		$ 838,010	**$ 824,383**
Liabilities and Partners' Deficiency			
Current liabilities			
Accounts payable and accrued liabilities	Note 3	$ 55,725	$ 38,960
Deferred revenue	Note 8	832,808	798,558
Distributions payable	Note 3	14,000	19,000
		902,533	856,518
Long-term debt	Note 7	295,049	300,000
Deferred revenue	Note 8	633,087	667,921
		928,136	1,824,439
Partners' deficiency	Note 10	(992,659)	(1,000,056)
		$ 838,010	**$ 824,383**
Guarantees, contingencies and commitments	Notes 3, 9 & 11		

Approved on behalf of AEROPLAN LIMITED PARTNERSHIP
by Aeroplan Holding GP Inc., its general partner

(signed) Rupert Duchesne	*(signed) Roman Doroniuk*
Rupert Duchesne	Roman Doroniuk
Director	Director

The accompanying notes are an integral part of these interim financial statements.



limited partnership

Consolidated Statements of Partners' Deficiency

(in thousands of dollars, except unit and per unit amounts)

Three months ended March 31, 2007 and year ended December 31, 2006
(unaudited)

		Partners' capital	Retained Earnings (Deficit) Accumulated Earnings	Retained Earnings (Deficit) Distributions [a]	Contributed Surplus	Total
Balance, December 31, 2005		$ 232,000	$ (1,230,965)		$ 210	$ 232,210
Breakdown of opening Retained Earnings (Deficit)			259,131	(1,490,096)		
Net earnings for the period			38,985			38,985
Monthly distributions	Note 10			(34,980)		(34,980)
Accretion related to officers' compensation in the form of ACE options					59	59
Accretion related to initial long-term incentive plan					2,150	2,150
Subtotal		232,000	298,116	(1,525,076)	2,419	238,424
Balance, March 31, 2006		$ 232,000	$ (1,226,960)		$ 2,419	$ 238,424
Net earnings for the period			104,544			104,544
Priority distribution to the Fund				(495)		(495)
Monthly distributions	Note 10			(111,480)		(111,480)
Fund Units contributed by ACE and held by the initial long-term incentive plan		(3,461)			3,461	-
Fund Units held by other stock-based compensation plans		(2,473)				(2,473)
Accretion related to officers' compensation in the form of ACE options					53	53
Accretion related to initial long-term incentive plan					1,692	1,692
Accretion related to other stock-based compensation plans					644	644
Subtotal		226,066	402,660	(1,637,051)	8,269	230,909
Balance, December 31, 2006		$ 226,066	$ (1,234,391)		$ 8,269	$ 230,909
Net earnings for the period			50,116			50,116
Monthly distributions	Note 10			(42,000)		(42,000)
Fund Units held by other stock-based compensation plans		(1,529)				(1,529)
Accretion related to officers' compensation in the form of ACE options					36	36
Accretion related to initial long-term incentive plan					433	433
Accretion related to other stock-based compensation plans					341	341
Subtotal		224,537	452,776	(1,679,051)	9,079	238,306
Balance, March 31, 2007		$ 224,537	$ (1,226,275)		$ 9,079	$ 233,616

[a] *Distributions includes a $506,903 deficit created on inception of the Partnership*

The accompanying notes are an integral part of these interim financial statements.



limited partnership

Consolidated Statements of Cash Flows

(in thousands of dollars, except unit and per unit amounts)

	Three months ended March 31	
	2007	2006
	(unaudited)	(unaudited)
Cash flows from (used in)		
Operating activities		
Net earnings for the period	$ 50,116	$ 38,985
Items not affecting cash		
Depreciation & amortization	3,174	4,211
Stock-based compensation	817	484
Changes in non-cash working capital items and deferred revenue		
Related party accounts payable and/or receivable	17,529	(9,793)
Third party accounts receivable	4,076	(1,382)
Third party accounts payable and accrued liabilities	(954)	(521)
Deferred revenue	(584)	18,426
Other	584	(4,060)
Funding of stock-based compensation plans	(1,529)	-
	23,113	7,365
	73,229	46,350
Investing activities		
Increase (decrease) in short-term investments	50,333	(804)
Additions to property, equipment and software	(2,373)	(6,475)
	47,960	(7,279)
Financing activities		
Monthly distributions	(47,000)	(34,980)
	(47,000)	(34,980)
Net change in cash and cash equivalents	74,189	4,091
Cash and cash equivalents, beginning of period	166,939	365,874
Cash and cash equivalents, end of period	**$ 241,128**	**$ 369,965**
Interest paid	**$ 3,958**	**$ 7,485**

The accompanying notes are an integral part of these interim financial statements.

(in thousands of dollars, except unit and per unit amounts)

	March 2007			December 2006		
	Gross Billings (unaudited)	Aeroplan Miles revenue (unaudited)	Deferred Revenue[b] (unaudited)	Gross Billings (unaudited)	Aeroplan Miles revenue (unaudited)	Deferred Revenue[b] (unaudited)
Beginning of period	$ -	$ -	$ 1,466,479	$ -	$ -	$ 1,323,897
Three months ended March 31	227,977	(228,561)	(584)	201,502	(183,072)	18,430
Three months ended June 30				212,376	(167,964)	44,412
Three months ended September 30				211,245	(164,678)	46,567
Three months ended December 31				226,728	(193,555)	33,173
End of period	**$ 227,977**	**$ (228,561)**	**$ 1,465,895**	**$ 851,851**	**$ (709,269)**	**$ 1,466,479**
Represented by						
Current[a]			$ 832,808			$ 798,558
Long-term			633,087			667,921
			$ 1,465,895			**$ 1,466,479**

[a] *The current portion is management's best estimate of the amount to be realized in the following year, based on historical trends.*

[b] *See note 8.*

This schedule is presented to provide additional information on the changes in deferred revenue.

1. Nature of operations

Aeroplan Limited Partnership ("Aeroplan" or "the Partnership") is a limited liability partnership registered in the province of Québec. Aeroplan operates a premier loyalty program (the "Aeroplan Program") that provides its Accumulation Partners with loyalty marketing services and offers its members the ability to accumulate Aeroplan Miles through its partner network. Accumulated Aeroplan Miles may be redeemed for air travel rewards from Air Canada and its Star Alliance partners and for other reward products and services.

The General Partner of Aeroplan is Aeroplan Holding GP Inc. (the 'General Partner"), which holds an economic interest of 0.0000005%, or 1 unit of Aeroplan.

Historically, Aeroplan has experienced higher reward redemption activity in the first six months of the year.

2. Summary of significant accounting policies

Basis of presentation

These unaudited consolidated interim financial statements have been prepared in accordance with the requirements of the Canadian Institute of Chartered Accountants (CICA) handbook section 1751, *Interim Financial Statements*. Accordingly, certain information and note disclosures normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles have been omitted or condensed. These interim financial statements should be read in conjunction with the annual audited consolidated financial statements of Aeroplan for the year ended December 31, 2006.

In the opinion of management, these interim financial statements include all adjustments considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. Except as otherwise indicated hereunder, these interim financial statements have been prepared using the same policies and methods of computation as the annual consolidated financial statements of Aeroplan for the year ended December 31, 2006.

Financial instruments

Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in non-operating income. Financial assets classified as held-to-maturity, loans and receivables, or other financial liabilities not classified as held-for-trading, are measured at amortized cost using the effective interest method of amortization. Guarantees that meet the definition of a guarantee pursuant to Accounting Guideline 14 (AcG-14), Disclosure of Guarantees, are valued at fair value at the inception of the obligation, and amortized over the term of the guarantee.

Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For financial instruments not designated as held-for-trading, transaction costs are capitalized and added to the amount of the related financial instrument.

Aeroplan has classified its financial instruments as follows:

- cash and cash equivalents and short-term investments are classified as held to maturity and measured at amortized cost. Cash and cash equivalents and short-term investments are presented with accrued interest thereon;
- accounts receivable are classified as loans and receivables and are measured at amortized cost;
- accounts payable and accrued liabilities, distributions payable, and long-term debt are classified as other financial liabilities and are measured at amortized cost.

Comprehensive Income consists of Net Income and Other Comprehensive Income ("OCI"). OCI represents changes in Partners' equity during a period arising from transactions and other events with non-owner sources that are recognized in Comprehensive Income, but excluded from Net Income. Aeroplan has no OCI, consequently, net income equals comprehensive income.

Changes in accounting policies

Financial Instruments, Comprehensive Income and Hedges

On January 1, 2007, Aeroplan adopted CICA accounting handbook section 3855, *Financial Instruments – Recognition and Measurement*, section 3865 *Hedges*, and section 1530 *Comprehensive Income*.

In accordance with the transitional provisions of the standards, prior periods have not been restated for the adoption of these new accounting standards.

Financial Instruments

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the consolidated statement of financial position when the entity becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods is dependent upon the classification of the financial instrument as held-for-trading, held-to-maturity, available-for-sale, loans and receivables, or other financial liabilities. The held-for-trading classification is applied when an entity is "trading" in an instrument or alternatively the standard permits that any financial instrument be irrevocably designated as held-for-trading. The held-to-maturity classification is applied only if the asset has specified characteristics and the entity has the ability and intent to hold the asset until maturity. An asset can be classified as available-for-sale when it has not been classified as trading or held-to-maturity. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition.

Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in non-operating income. Financial assets classified as held-to-maturity, loans and receivables, or other financial liabilities are measured at amortized cost using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in OCI as described below. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

For financial instruments measured at amortized cost, the effective interest method of amortization is applied to any transaction costs or fees, premiums or discounts earned or incurred. For any guarantee issued that meets the definition of a guarantee pursuant to AcG- 14, Disclosure of Guarantees, the inception fair value of the obligation relating to the guarantee is recognized, and amortized over the term of the guarantee.

Aeroplan has classified its financial instruments as follows:

- cash and cash equivalents and short-term investments are classified as held to maturity and carried at amortized cost. Cash and cash equivalents and short-term investments are presented with accrued interest thereon;
- accounts receivable are classified as loans and receivables and are measured at amortized cost;
- accounts payable and accrued liabilities, distributions payable, and long-term debt are classified as other financial liabilities and are measured at amortized cost.

Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the related accounting. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

Comprehensive Income

Section 1530 introduces Comprehensive Income, which consists of Net Income and OCI. OCI represents changes in Partners' equity during a period arising from transactions and other events with non-owner sources that are recognized in Comprehensive Income, but excluded from Net Income. Aeroplan has no OCI, consequently, net income equals comprehensive income.

Impact Upon Adoption

As at January 1, 2007 the carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and distributions payable approximated fair value due to the immediate or short-term maturities of these financial instruments.

Upon the adoption of Section 3855, borrowings under the term debt facility (note 7), in the form of Bankers' Acceptances, are recorded at their estimated fair value of $298.9 million (net of prepaid interest), and further reduced by unamortized financing charges of $4.3 million.

Aeroplan has no hedge instruments.

Future Accounting Changes

Capital Disclosures and Financial Instruments – Presentation and Disclosure

The CICA issued three new accounting standards: section 1535, *Capital Disclosures*, section 3862, *Financial Instruments – Disclosures*, and section 3863, *Financial Instruments – Presentation*. These new standards will be effective for fiscal years beginning on or after October 1, 2007, and Aeroplan will adopt them on January 1, 2008. Management is in the process of evaluating the effect of the adoption of the new standards on Aeroplan's financial statements.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

Section 1535 establishes disclosure requirements about an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, *Financial Instruments – Disclosure and Presentation*, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

3. Related party transactions

The transactions between Air Canada, other ACE Aviation Holdings Inc. ("ACE") affiliates and the Partnership described below are recorded at the exchange amount.

Contractual and commercial practices with Air Canada and other entities under the control of ACE

Air Canada and other ACE subsidiaries, as a group, are one of Aeroplan's largest commercial partners. Air-travel related rewards as well as certain management and business services are provided by Air Canada to the Partnership. The Partnership also provides Air Canada with certain services related to tier management, member redemption and marketing activities.

The related party transactions resulting from the application of the commercial and contractual practices were as follows:

	March 31, 2007	December 31, 2006
	$	$
	(unaudited)	
Balance Sheet		
Accounts payable and accrued liabilities	23,270	5,741
Distributions payable to ACE	-	12,038

The following table summarizes the related party transactions resulting from the application of the commercial and contractual practices included in the statement of operations:

	Three months ended March 31, 2007	Three months ended March 31, 2006
	$	$
	(unaudited)	(unaudited)
Statement of Operations		
Revenue from tier management, contact centre management and marketing fees	3,701	3,152
Cost of rewards	141,091	116,202
Operating expenses	18,171	17,261

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

The following table represents Gross Billings charged to Air Canada and its affiliates for Aeroplan Miles issued to members compared to total Gross Billings charged to all Accumulation Partners (including Air Canada and its affiliates):

	Gross Billings to Air Canada and its Affiliates	Gross Billings
	$	$
	(unaudited)	(unaudited)
Three months ended March 31, 2007	63,661	227,977
Three months ended March 31, 2006	61,508	201,502

Cash Management

Air Canada collects credit card payments on Aeroplan's behalf. Amounts resulting from these transactions, $15.9 million and $16.0 million for the three months ended March 31, 2007 and March 31, 2006 respectively, are settled through the inter-company accounts.

In addition, Air Canada acts as a clearing house for substantially all Gross Billings and reward purchasing transactions between Aeroplan and airlines other than Air Canada. Air Canada collects and pays the accounts receivable and accounts payable on Aeroplan's behalf. Net purchase amounts resulting from these transactions, $7.3 million and $4.4 million for the three months ended March 31, 2007 and March 31, 2006 respectively, are settled through the inter-company accounts.

Guarantees

Aeroplan is jointly and severally liable for its own obligations and those of certain companies subject to common control by ACE, pursuant to a merchant services agreement entered into with First Data Loan Company, Canada, in the event that such entities were unable to fulfill their obligations related to airline and tour tickets sold in advance and charged to the credit cards processed under the agreement. The term of this agreement ends on September 30, 2008. The maximum exposure related to this guarantee, which ranks ahead of the security granted under the credit facilities described in note 7, at March 31, 2007 and December 31, 2006 was estimated to be $190.6 million and $205.2 million respectively. Management has estimated any exposure under this guarantee to be insignificant since no payment is expected to be required under this guarantee as Air Canada is not expected to default on its obligation.

Commercial and other agreements

Aeroplan has entered into various agreements with Air Canada governing the commercial relationship between the Partnership and Air Canada. Inter-company transactions resulting from these agreements are measured at the exchange amount, being the amount agreed to between the parties. The aggregate effect of these transactions is disclosed in the tables above.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

The following is a summary of the relevant financial terms related to these agreements.

Commercial Participation and Services Agreement *("CPSA")*

This agreement, which was amended on October 13, 2006 and expires on June 29, 2020, covers the terms and conditions of the purchase of air travel rewards by Aeroplan from Air Canada and its affiliates, the purchase of Aeroplan Miles by Air Canada and its affiliates for issuance to members and the management of the tier membership program for certain Air Canada customers. Pursuant to the CPSA, Aeroplan is required to purchase annually a minimum number of reward travel seats on Air Canada and its affiliates, which number is based on a function of the number of seats utilized in the three preceding calendar years. Based on the three years ended December 31, 2006, the Partnership is required to purchase reward travel seats with an exchange amount of approximately $296.1 million each year. Air Canada is also required to purchase a pre-established number of Aeroplan Miles at a specified rate. Aeroplan is required to perform certain marketing and promotion services for Air Canada including contact centre services for the management of the frequent flyer tier membership program for a fee based on actual costs, on a fully allocated basis, plus an administrative fee. Aeroplan's ability to respond to members' requests for future rewards will depend on Air Canada's ability to provide the requested number of seats.

Revenue earned and expenses incurred under this agreement are included in "Tier management, contact centre management and marketing fees" and "Cost of rewards", respectively in the tables above.

Aeroplan has also agreed to indemnify Air Canada, its affiliates and representatives from any claims arising out of any changes made at any time by Aeroplan to the Aeroplan Program to the extent such changes are implemented to address fluctuations in breakage related to the liability attached to miles issued prior to January 1, 2002.

Master Services Agreement *("MSA")*

Under this agreement, which expires concurrently with the CPSA on June 29, 2020, Air Canada has agreed to provide certain administrative services to Aeroplan in return for a fee. The fees paid under this agreement, which are included in operating expenses in the table above, amounted to $4.3 million and $4.1 million for the three months ended March 31, 2007 and March 31, 2006, respectively.

The agreement may be terminated by Aeroplan with six months prior written notice and by Air Canada with eighteen months prior written notice. The agreement terminates automatically if the CPSA is terminated.

General Services Agreement *("GSA")*

This agreement, which may be terminated by either party with six months prior written notice, provides Aeroplan with the services of certain unionized employees of Air Canada. Aeroplan is required to reimburse Air Canada for all salary and benefit costs incurred in connection with the assigned employees, including annual special payments detailed below to compensate Air Canada for the share of the unfunded pension deficiencies related to the assigned employees described below.

The fees paid under this agreement, which are included in operating expenses in the table above, amounted to $13.6 million and $12.4 million for the three months ended March 31, 2007 and 2006, respectively.

Pursuant to the adoption of the Air Canada Pension Plan Solvency Deficiency Funding Regulations on August 9, 2004, Air Canada was required to make certain special payments related to funding

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

deficiencies of its registered pension plans. These special payments may be made over a ten-year period and are based on certain actuarial calculations to be made on a periodic basis. Under the GSA, Aeroplan has agreed to pay a portion of the special payments related to plans in which Aeroplan employees participate based on an estimate of the portion of the solvency deficiencies of Air Canada's pension plans attributable to Aeroplan employees at January 1, 2005. Operating expenses in respect of this agreement include $0.5 million and $0.5 million related to special payments for the three months ended March 31, 2007 and 2006 respectively.

Remaining maximum payments in respect of the special payments should not exceed $12.7 million over the period ending December 31, 2013. The obligation in respect of special payments survives early termination. In the event that all the assigned employees become Aeroplan employees, Aeroplan shall assume all liabilities with respect to the assigned employees as of the transfer date.

The following table sets out the remaining maximum payments for the corresponding period:

Year	Amount
	$
	(unaudited)
2007	1,388
2008	1,851
2009	1,883
2010	1,883
2011	1,883
Thereafter	3,766
	12,654

These commitments have not been presented in the statement of financial position as they represent contributions for future services of the respective employees.

The Partnership has indemnified Air Canada and its directors, officers, employees and agents against potential claims and grievances arising from the assignment to the Partnership of the employees.

Leases

Aeroplan is party to real estate leases with Air Canada for its premises in Vancouver and Toronto. The leases are for five-year terms and at commercial rates, commencing January 1, 2004 with certain renewal and expansion rights (see note 11).

The above-noted lease for the Toronto premises was assigned to a third party on April 1, 2007 as a result of the sale of the building by Air Canada.

4. Major Accumulation Partners

Air Canada and its affiliates and two other major Accumulation Partners account for a significant percentage of Gross Billings. Since the Partnership's revenues are recognized based on redemptions by members as opposed to the issuance of Aeroplan Miles to members by the Accumulation Partners, the

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

information on major customers is based on the Gross Billings of Aeroplan Miles issued through each Accumulation Partner to Aeroplan members. Gross Billings for each Accumulation Partner represent the contracted amounts received or receivable from Accumulation Partners during each period. Air Canada and its affiliates and the other Accumulation Partners accounted for significant issuance of Aeroplan Miles as follows:

	Air Canada and affiliates	Commercial partner A	Commercial partner B
	%	%	%
	(unaudited)	(unaudited)	(unaudited)
Three months ended March 31, 2007	28	47	13
Three months ended March 31, 2006	31	48	11

Due to the different nature of the businesses carried on by Aeroplan's Accumulation Partners and the relative size of the major Accumulation Partners, management considers any other concentration of credit risk not to be significant.

5. Aeroplan Miles Redemption Reserve

In conjunction with the issuance of units to Aeroplan Income Fund and the bank financing entered into on June 29, 2005, the Partnership established the Aeroplan Miles redemption reserve (the "Reserve"). As at March 31, 2007 and December 31, 2006, the Reserve amounted to $400.0 million and is included in cash and cash equivalents and short-term investments.

The amount of the Reserve, as well as the types of securities it may be invested in, are based on policies established by management of the Partnership, which may be reviewed periodically.

The Reserve may be used to supplement cash flows generated from operations in order to pay for rewards during unusually high redemption activity associated with Aeroplan Miles. Under the terms of the term facility, described in note 7, the Partnership was required to deposit the borrowed funds of $300.0 million into the Reserve. Any deposits of funds in non-Canadian dollar denominated investments are required to be hedged. At March 31, 2007, there were no non-Canadian dollar denominated investments.

6. Deferred Charges

Deferred charges consist of deferred financing costs, as follows:

	March 31, 2007	December 31, 2006
	$	$
	(unaudited)	
Deferred financing costs, net of accumulated amortization of $2,819 as at December 31, 2006	-	4,321

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

Deferred financing costs represent costs incurred in connection with the issuance of the revolving term, the term, and the acquisition credit facilities described in note 7. These costs are amortized over the respective term of the debt facility with which they are associated. Effective January 1, 2007, as described in note 2, deferred financing costs are presented as a reduction to the carrying value of long term debt.

7. Long-Term Debt

The following is a summary of Aeroplan's authorized and outstanding credit facilities:

	Authorized	Drawn at March 31, 2007	Drawn at December 31, 2006
	$	$	$
		(unaudited)	
Revolving term facility (a)	75,000	-	-
Term facility (b), (c)	300,000	295,049	300,000
Acquisition facility (b)	100,000	-	-
Total	**475,000**	**295,049**	**300,000**

(a) The revolving term facility matures on June 29, 2009, or earlier at the option of Aeroplan and bears interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%.

Letter of credit
Aeroplan has issued an irrevocable letter of credit in the amount of $430,000 ($190,000 at December 31, 2006), in order to meet its obligations under one of the non-registered defined contribution pension plans. This amount reduces the available credit under the revolving credit facility.

(b) The term and the acquisition facilities mature on June 29, 2009, or earlier at the option of Aeroplan and bear interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%. At March 31, 2007, borrowings under this facility were in the form of Bankers' Acceptances with a 90 day term (90 days at December 31, 2006) and an effective interest rate of 5.4% (5.3% at December 31, 2006). This facility was drawn in order to fund a portion of the $400.0 million Reserve, included in cash and cash equivalents and short-term investments.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

(c) Borrowings under the term debt facility, in the form of Bankers' Acceptances, are recorded net of prepaid interest, in the amount of $1,099,000, and further reduced by unamortized financing charges of $3,852,000. Under the accounting policies in effect at December 31, 2006, prepaid interest was included in prepaid expenses, and unamortized financing charges were included in deferred charges.

Borrowings under the credit facilities are secured by substantially all the present and future assets of Aeroplan, subject to the realization of any priority claims resulting from the joint and several guarantees under the agreement with First Data Loan Company, Canada as described in note 3.

The continued availability of the credit facilities are subject to Aeroplan's ability to maintain certain leverage, debt service and interest coverage covenants, as well as other affirmative and negative covenants.

8. Deferred Revenue

A reconciliation of deferred revenue, including deferred breakage, is as follows:

	March 31, 2007	December 31, 2006
	$	$
	(unaudited)	
Opening balance	1,466 479	1,323,897
Aeroplan Miles issued – Gross Billings	227 977	851,851
Revenue recognized for Aeroplan Miles redeemed and breakage	(228,561)	(709,269)
Ending balance	1,465 895	1,466,479
Represented by:		
Current portion [(a)]	**832,808**	**798,558**
Long-term	**633,087**	**667,921**

[(a)] *The current portion is management's best estimate of the amount to be realized in the next twelve months, based on historical trends.*

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

9. Contingent liabilities

Air Canada Miles issued prior to January 1, 2002

In accordance with the CPSA, as amended, Air Canada is responsible for the cost of the redemption for air rewards of up to a maximum of 112.4 billion Air Canada Miles accumulated by members prior to January 1, 2002. As of March, 31, 2007, 100.5 billion of those Air Canada Miles had been redeemed.

In the unlikely event that Air Canada is unable to meet its obligation, Aeroplan may be required to honor Air Canada's redemption obligation, which based on Aeroplan's current average redemption cost per mile, as calculated on the basis of the current average redemption cost calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of the various types of rewards that members have selected, based on past experience, would amount to approximately $113.7 million at March 31, 2007, compared to $135.0 million at December 31, 2006.

Also under the CPSA, Aeroplan is responsible for any redemptions for air rewards of Air Canada Miles issued prior to January 1, 2002, in excess of the 112.4 billion Air Canada Miles. While on the basis of current estimates, Aeroplan does not expect such redemptions to exceed 112.4 billion Air Canada Miles, the maximum potential redemption cost of meeting this obligation if all 22.2 billion estimated broken but unexpired Air Canada Miles were to be redeemed, amounts to $211.2 million at March 31, 2007 and $219.0 million at December 31, 2006.

As a result, the total maximum potential redemption cost to the Partnership for the total outstanding and unbroken Air Canada Miles issued prior to January 1, 2002 is estimated to be $324.9 million and $354.0 million at March 31, 2007 and December 31, 2006, respectively.

Management estimates that a 1% decrease in breakage related to the Air Canada Miles issued before January 1, 2002, would have an impact on cost of rewards and net earnings of approximately $30.0 million for the period in which the change occurred.

Aeroplan Miles issued after January 1, 2002

In addition, Aeroplan may be required to provide rewards to members for unexpired Aeroplan Miles accounted for as breakage on the Aeroplan Miles issued after December 31, 2001 for which the breakage revenue has been recognized or deferred and for which no liability has been recorded. The maximum potential redemption cost for such Aeroplan Miles is estimated to be $464.8 million at March 31, 2007 and $440.0 million at December 31, 2006. The potential redemption costs noted above have been calculated on the basis of the current average redemption cost calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of the various types of awards that members have selected, based on past experience.

Management estimates that a 1% change in breakage related to the Aeroplan Miles issued after January 1, 2002, would have a total impact on revenue and net earnings of $26.5 million for the period in which the change occurred, with $24.5 million relating to prior years and $2.0 million relating to the current period.

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

Other

From time to time, Aeroplan becomes involved in various claims and litigation as part of its business. When the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current pending claims and litigation will not have a material impact on Aeroplan's financial position and results of operations.

Aeroplan has agreed to indemnify its directors and officers, to the extent permitted under corporate law, against costs and damages incurred by the directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their services. Aeroplan's directors and officers are covered by directors' and officers' liability insurance. No amount has been recorded in these financial statements with respect to the indemnification agreements.

10. Partners' capital

Aeroplan is authorized to issue an unlimited number of equally ranking class A units.

	March 31, 2007	December 31, 2006
	(unaudited)	
Number of units issued and fully paid		
General Partner		
Aeroplan Holding GP Inc. [(a)]	1	1
Limited Partner		
Aeroplan	200,000,000	200,000,000
Total units outstanding	**200,000,001**	**200,000,001**

(a) *The 1 unit issued to the general partner was issued for $1. For the three months ended March 31, 2007 and for the year ended December 31, 2006, the net earnings allocated to that unit are nominal.*

On January 1, 2006 ACE held 85.6%, or 171,250,000 units, of the outstanding limited partnership units of Aeroplan. Pursuant to the limited partnership agreement, 20% of Aeroplan's issued and outstanding units, which were held by ACE and which represented 40,000,000 units, were subordinated in favour of Aeroplan Income Fund (the "Fund") until December 31, 2006. Under the terms of an investor liquidity agreement (the "Investors' Liquidity Agreement") dated June 29, 2005, the non-subordinated units held by ACE in Aeroplan were exchangeable for Fund Units on a one-to-one basis. The Fund had reserved 171,250,000 Fund Units for the exercise of the exchange right.

On March 3, 2006, March 31, 2006 and December 28, 2006, ACE exchanged 20,204,165, 500,000 and 50,000,000, respectively, Aeroplan units for Fund Units pursuant to the investors' liquidity agreement. The 20,204,165 and the 50,000,000 Fund Units were then distributed to ACE's shareholders and the 500,000 Fund Units were transferred to a trust to fund grants under the Initial Long-Term Incentive Plan. As at December 31, 2006, ACE held 100,545,835 partnership units representing 50.3% of the issued and

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

outstanding partnership units, and the Fund indirectly owned 99,454,165 partnership units representing 49.7% of the issued and outstanding partnership units.

The subordinated units became exchangeable after December 31, 2006 and on January 10, 2007 and March 14, 2007, ACE exchanged 60,000,000 and 40,545,835 respectively, Aeroplan units for Fund Units. Immediately following the March 14, 2007 exchange, 20,272,917 Fund units were distributed to ACE's shareholders. As of March 14, 2007, immediately after giving effect to the exchange, the Fund indirectly owns 200,000,000 limited partnership units representing 100% of the issued and outstanding partnership units.

As a result of the March 14, 2007 exchange transaction, ACE no longer holds Aeroplan partnership units. Pursuant to an amendment to the Securityholders' Agreement entered into on March 14, 2007 between ACE, Aeroplan Trust, and Aeroplan GP, ACE as a holder of Fund Units, will continue to have the right to appoint the majority of the directors of Aeroplan GP for as long as it holds, directly or indirectly, 20% or more of the issued and outstanding Aeroplan GP common shares. As at March 31, 2007 ACE, through its holding of 40.1% of the issued and outstanding Fund units, indirectly held 40.1% of the Aeroplan GP common shares. Distributions payable to Aeroplan's partners, which are determined at the discretion of the board of directors, are recorded when declared. Aeroplan intends to make monthly distributions to its partners within 7 days of the end of each month. In accordance with the limited partnership agreement, priority distributions are to be made to the Fund in order to cover the Fund's operating expenses. During the three months ended March 31, 2007 and March 31, 2006 Aeroplan declared distributions to its partners of $42.0 million and $35.0 million, respectively. The amount of distributions remains subject to review throughout the year and any changes to the monthly distribution amounts are subject to the approval of the board of directors. On May 29, 2006, the board of directors approved a first increase in distributions to be declared by Aeroplan to its partners from $0.0583 to $0.0625 per unit, commencing with the distribution declared for the month of July, 2006. On October 13, 2006, the board of directors approved a further increase in distributions to be declared by Aeroplan to its partners from $0.0625 to $0.0700 per unit, commencing with the distribution declared for the month of December, 2006.

Distributions on the above mentioned subordinated units were only paid by Aeroplan to the extent that Aeroplan had met and paid its distributable cash target to the Fund as the indirect holder of non-subordinated units at the end of each quarter after approval of the financial statements by the board of directors.

11. Commitments

The minimum lease payments owed to Air Canada (described in note 3) and other parties related to the facilities leases are as follows:

Year ending December 31	$
	(unaudited)
Remainder of 2007	1,211
2008	1,614
	2,825

12. Financial instruments

Fair value

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's length transactions between willing parties. Aeroplan uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the consolidated statement of financial position as follows:

Held to maturity

Cash and cash equivalents and short-term investments – The carrying amounts included in the consolidated statement of financial position approximate fair value because of the short-term maturity of the underlying instruments. Cash and cash equivalents and short-term investments are presented with accrued interest thereon.

Loans and receivables

Accounts receivable – The carrying amount included in the consolidated statement of financial position approximates fair value because of the short-term maturity of these instruments.

Financial Liabilities

Accounts payable and accrued liabilities and distributions payable – The carrying amounts included in the consolidated statement of financial position approximate fair value because of the short-term maturity of these instruments.

Long-term debt – The fair value of the borrowings under the term debt facility, in the form of Bankers' Acceptances, is approximately $298.9 million.

Credit risk

In accordance with its investment policy, Aeroplan invests the Reserve and excess cash, included in short-term investments and cash and cash equivalents in commercial paper or corporate bonds with a minimum rating of R-1 (high) or AA (low) and term deposits, subject to certain thresholds to reduce undue exposure to any one issuer.

Interest rate exposure

Aeroplan is exposed to fluctuations in interest rates under the terms of the outstanding credit facility which bears interest at variable rates and has been borrowed in the form of Bankers' Acceptances.

Aeroplan invests the Reserve and excess cash on hand in instruments with similar terms to maturity as the underlying Bankers' Acceptances related to the credit facility, with an objective to mitigate the interest rate exposure.

aeroplan

income fund
&
limited partnership

Management's Discussion & Analysis
of Financial Condition and Results of Operations

For the three months ended
March 31st
2007 and 2006



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Aeroplan Income Fund (the "Fund") earns income from its interest in Aeroplan Limited Partnership ("Aeroplan"). During the quarter ended March 31, 2007 the Fund's interest in Aeroplan increased from 49.7% at December 31, 2006 to 79.7% at January 10, 2007, and to 100% at March 14, 2007. For the period up to March 13, 2007, the Fund accounted for its investment in Aeroplan under the equity method and recorded its proportionate share of Aeroplan's net earnings, calculated on the same basis as if they had been consolidated, taking into account the increases in ownership as step acquisitions from the date on which they occurred. As of March 14, 2007 the Fund held a 100% interest in Aeroplan and from that date consolidates Aeroplan as a variable interest entity under existing guidelines established by the Canadian Institute of Chartered Accountants (the "CICA"). The unaudited interim consolidated financial statements (the "interim financial statements") with accompanying notes therein have been presented for both the Fund and Aeroplan. In addition, the following management's discussion and analysis presents a discussion of the financial condition and results of operations for both the Fund and Aeroplan.

The following management's discussion and analysis of financial condition and results of operations of the Fund and Aeroplan (the "MD&A") is prepared as at May 9, 2007 and should be read in conjunction with the accompanying interim financial statements of Aeroplan for the three months ended March 31, 2007 and the notes therein, the interim financial statements of the Fund for the three months ended March 31, 2007 and the notes therein, the audited consolidated financial statements of the Fund and Aeroplan and the related notes thereto for the year ended December 31, 2006 (the "financial statements") and the annual management discussion and analysis (the "2006 MD&A").

The Fund is entirely dependent upon the operations and financial condition of Aeroplan. The earnings and cash flows of Aeroplan are affected by certain risks. For a description of those risks, please refer to the "Risks and Uncertainties Affecting the Business" section.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Forward-looking statements are included in this MD&A. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business and its corporate structure. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, dependency on Aeroplan's top three Accumulation Partners, Air Canada or travel industry disruptions, reduction in activity, usage and accumulation of Aeroplan Miles, greater than expected redemptions for rewards, industry competition, supply and capacity costs, unfunded Future Redemption Costs, seasonal nature of the business, regulatory matters, restrictions on certain unitholders and liquidity of units, as well as the other factors identified throughout this MD&A, and those identified in the Risk Factors section of the 2006 MD&A. The forward-looking statements contained in this discussion represent Aeroplan's expectations as of May 9, 2007, and are subject to change after such date. However, Aeroplan disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.



This MD&A contains the following sections:

GLOSSARY

"Aeroplan Miles" - the miles issued by Aeroplan since January 1, 2002;

"Air Canada Miles" - the miles issued by Air Canada prior to January 1, 2002;

"Accumulation Partners" – means Aeroplan's partners that purchase loyalty marketing services, including Aeroplan Miles;

"Aeroplan Mile Revenue" – consists of Redemption of Aeroplan Miles and Breakage;

"Aeroplan Program" - the loyalty marketing program operated by Aeroplan;

"Average Cost of Rewards per Mile" – For any reporting period, equals the cost of rewards for the period divided by the number of Aeroplan Miles redeemed for rewards during the period;

"Breakage" – Estimated Aeroplan Miles sold which are not expected to be redeemed. By its nature, Breakage is subject to estimates and judgement. Management's current best estimate of Breakage is 17% of Aeroplan Miles sold. Breakage is recognized as revenue over the estimated life of a mile, currently 30 months, which represents the average period elapsed between the sale of a mile and its redemption for rewards;

"Broken Miles" – Aeroplan miles issued, but not expired and not expected to be redeemed;

"Change in Future Redemption Costs" – Change in the estimated Future Redemption Cost liability for any quarter (for interim periods) or fiscal year (for annual reporting purposes). For purposes of this calculation, the opening balance of the Future Redemption Cost liability is revalued by retroactively applying to all prior periods the latest available Average Cost of Rewards per Mile, experienced during the most recent quarter (for interim periods) or fiscal year (for annual reporting purposes). It is calculated by multiplying the change in estimated unbroken Aeroplan Miles outstanding between periods by the Average Cost of Rewards per Mile for the period;

"Commercial Partners" – means Accumulation Partners and Redemption Partners;

"Expired Miles" – miles that have been removed from members' accounts and are no longer redeemable;

"Future Redemption Costs" – Total estimated liability of the future costs of rewards for Aeroplan Miles which have been sold and remain outstanding, net of Breakage and valued at the Average Cost of Rewards per Mile, experienced during the most recent quarter (for interim periods) or fiscal year (for annual reporting purposes);

"GAAP"- Generally accepted accounting principles in Canada;

"Gross Billings" – Gross proceeds for the sale of Aeroplan Miles;

"Maintenance Capital Expenditures" – represent expenditures incurred to sustain operations or Aeroplan's productive capacity;

"Miles" – the miles issued under the Aeroplan Program by either Aeroplan or Air Canada;

"Mileage Expiry Policy" – means the rules and conditions under the Aeroplan Program pursuant to



which: (i) starting January 1, 2007, miles that are unused after 7 years (84 months) in a member's account will expire, and will be deducted from the total balance in the member's account. All miles issued prior to January 1, 2007 are considered as having been accumulated on December 31, 2006 for the purpose of the 7 year period, resulting in an expiry date of December 31, 2013 and, (ii) from July 1, 2007, members must transact with the Aeroplan Program, through either one accumulation or one redemption, at least once in the prior consecutive 12-month period, failing which accumulated miles in the account will be expired. Expired miles may be reinstated for an administrative fee of $30 plus $0.01 per restored mile;

"Redemption of Aeroplan Miles" – means the revenue recognized on the redemption of Aeroplan Miles by members based on the cumulative average selling price of the accumulated Aeroplan Miles issued since January 1, 2002;

"Redemption Partners" – means Aeroplan's partners that offer air travel and other rewards to Aeroplan members upon redemption of miles;

"Tier Management Fee" – Fee charged to Air Canada to administer Air Canada's top tier (Super Elite, Elite or Prestige) membership program;

"**Total Miles**" – All redeemable miles (including Broken but not Expired Miles), whether issued by Aeroplan or by Air Canada (prior to January 1, 2002).



AEROPLAN INCOME FUND

The Fund is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario on May 12, 2005 pursuant to the Fund Declaration of Trust and has been established to acquire and hold, directly or indirectly, investments in Aeroplan, a loyalty marketing business.

On December 31, 2006 the Fund held 49.7% or 99,454,165 units of Aeroplan with ACE Aviation Holdings Inc. ("ACE") holding the remaining 50.3% or 100,565,835 units. On January 10, 2007 and March 14, 2007, ACE exchanged 60,000,000 and 40,545,835 Aeroplan units respectively for an equivalent number of Fund units pursuant to the investors' liquidity agreement dated June 29, 2005. Immediately following the March 14, 2007 exchange, 20,272,917 Fund units were distributed to ACE's shareholders under ACE's shareholder approved plan of arrangement. As a result of the above transactions, as at March 14, 2007, the Fund held 100% of the issued and outstanding partnership units of Aeroplan.

From March 3, 2006 up to March 13, 2007 the Fund accounted for its investment in Aeroplan under the equity method and recorded its proportionate share of Aeroplan's net earnings, calculated on the same basis as if they had been consolidated, taking into account the increases in ownership as step acquisitions under the purchase method of accounting for investments from the date on which they occurred. Prior to March 3, 2006, the Fund's investment in Aeroplan was recorded at cost.

As a result of the March 14, 2007 transaction, the Fund holds a 100% interest in Aeroplan and from that date consolidates Aeroplan as a variable interest entity under existing guidelines established by the CICA.

Under the purchase method of accounting for investments, for each of the acquisition transactions, which increased the Fund's ownership in Aeroplan, the difference between the purchase price and the net book value of Aeroplan's assets, on the date of the respective transaction, was allocated to the fair value of identifiable assets, including finite and indefinite life intangible assets, and any remaining difference was allocated to goodwill. Management has identified the Accumulation Partners' contracts and technology as finite life intangibles and the trade name as an indefinite life intangible, and obtained independent valuations of their value at each transaction date for purposes of including the amortization of finite life intangibles in the determination of the Fund's share of Aeroplan's net earnings for the three months ended March 31, 2007.

As a result of the March 14, 2007 transaction, ACE no longer holds Aeroplan units. Pursuant to an amendment to the Securityholders' Agreement entered into on March 14, 2007, between ACE, the Trust and Aeroplan Holding GP Inc. ("Aeroplan GP"), ACE, as a holder of Fund Units, will continue to have the right to appoint the majority of the directors of Aeroplan GP for as long as it holds, directly or indirectly, 20% or more of the issued and outstanding Aeroplan GP common shares.

The value of the identifiable assets and their estimated useful life is detailed as follows:


aeroplan

in millions	June 30, 2005	Mar. 3, 2006	Dec. 28, 2006	Jan. 10, 2007	Mar. 14, 2007	Fund's proportionate share						Estimated useful life (years)
						June 30, 2005 14.4%	Mar. 3, 2006 10.3%	Dec 28, 2006 25%	Jan 10, 2007 30%	Mar 14, 2007 20.3%	Total 100%	
	$	$	$	$	$	$	$	$	$	$	$	
Price per Unit	**10.00**	**12.40**	**17.00**	**17.97**	**19.40**							
Fair value of Aeroplan	2,000.0	2,480.0	3,400.0	3,594.0	3,880.0	288.0	256.9	850.0	1,078.2	786.6	3,259.7	
Net book value of Aeroplan	(977.0)	(992.0)	(1,000.0)	(1,000.0)	(988.8)	(140.7)	(102.2)	(250.0)	(300.0)	(200.5)	(993.3)	
Purchase price discrepancy, allocated as follows:	**2,977.0**	**3,472.0**	**4,400.0**	**4,594.0**	**4,868.8**	**428.7**	**359.1**	**1,100.0**	**1,378.2**	**987.0**	**4,253.1**	
Intangible Assets												
Finite life												
Accumulation Partners' contracts	1,220.0	1,220.0	1,600.0	1,600.0	1,610.0	175.7	125.7	400.0	480.0	326.4	1,507.7	15 and 25
Software and Technology	39.0	39.0	40.0	40.0	40.0	5.6	4.0	10.0	12.0	8.1	39.7	5
	1,259.0	1,259.0	1,640.0	1,640.0	1,650.0	181.3	129.7	410.0	492.0	334.5	1,547.5	
Indefinite life												
Trade name	260.0	260.0	280.0	280.0	280.0	37.4	26.8	70.0	84.0	56.8	275.0	Indefinite
Goodwill	1,458.0	1,953.0	2,480.0	2,674.0	2,938.8	210.0	202.7	620.0	802.2	595.8	2,430.6	Indefinite
	1,718.0	2,213.0	2,760.0	2,954.0	3,218.8	247.4	229.4	690.0	886.2	652.5	2,704.1	
	2,977.0	**3,472.0**	**4,400.0**	**4,594.0**	**4,868.8**	**428.7**	**359.1**	**1,100.0**	**1,378.2**	**987.0**	**4,253.1**	

Under the equity method of accounting, the Fund's proportionate share of Aeroplan's net earnings for the period January 1, 2007 to March 13, 2007 of $19.2 million includes a $11.2 million amortization charge for finite life intangibles (Accumulation Partner contracts and Software and technology). During that same period, distributions declared by Aeroplan accruing to the Fund in the amount of $22.3 million reduced the carrying value of the Fund's investment in Aeroplan.

Effective March 14, 2007 the Fund commenced consolidation of the results of Aeroplan. Refer to the related information presented under *Aeroplan Limited Partnership* for a detailed discussion of results of operations, financial position and cash flows information of Aeroplan.

Effective with the commencement of consolidation by the Fund of the consolidated accounts of the Partnership, and pursuant to the recommendations established by the CICA concerning financial instruments, deferred financing costs (transaction costs) in the amount of $3.9 million, pertaining to the debt facility and carried in the accounts of the Partnership, were determined to have a fair value of $nil for the Fund's consolidation purchase price allocation purposes. At the Partnership level, the deferred financing costs are applied to reduce the carrying value of the long-term debt.

Amortization expense of $3.8 million reflected in the Fund's statement of earnings represents amortization recorded against the finite life intangibles for the period commencing as of the date of consolidation, March 14, 2007, to the end of the quarter.

DISTRIBUTIONS

The Fund intends to make monthly distributions to its unitholders within 15 days of the end of each month, as approved by the Trustees, after receiving equivalent distributions from Aeroplan. Distributions declared to the unitholders of record on the last business day of the month during the three months ended March 31, 2007 and 2006 amounted to approximately $36.3 million and $6.2 million respectively as follows:

Record date	**2007**		**2006**	
	Amount	**Amount per Unit**	**Amount**	**Amount per Unit**
	$	**$**	**$**	**$**
January	11,161,792	0.0700	1,676,125	0.0583
February	11,161,792	0.0700	1,676,125	0.0583
March	14,000,000	0.0700	2,883,178	0.0583
	36,323,584	**0.2100**	**6,235,428**	**0.1749**

The percentage of the distributions attributable to return of capital will only be determinable after the full year results of Aeroplan are known. For the year ended December 31, 2006, 58% of amounts distributed in 2006 represented return of capital and 42% represented taxable income generated from Aeroplan's operations.

On the basis of past experience and should 100% of estimated available tax deductions be used to reduce taxable income, management expects the breakdown for 2007 to approximate

35% in respect of return of capital and 65% in respect of income. Should the full estimated available deductions not be used to reduce taxable income, as part of a tax planning strategy to increase future tax deductions, up to 100% of distributions could be taxable.

Distributions from the Fund's investment in units of Aeroplan and distributions payable by the Fund to its unitholders are recorded when declared.

UNITS

As at March 31, 2007, the Fund had 200,000,000 units issued and outstanding for an aggregate amount of $3,257.0 million, compared to 99,454,165 units and $1,392.2 million at December 31, 2006.

EARNINGS PER UNIT

The Fund's earnings per unit amounted to $0.1584 and $0.1564 for the three months ended March 31, 2007 and 2006, respectively.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates, judgments and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates. Management has identified the areas, discussed below, which it believes are the most subject to judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change significantly in subsequent periods.

In addition to the significant accounting policies of Aeroplan which are described in note 2 to the December 31, 2006 audited consolidated financial statements of Aeroplan, and the **CRITICAL ACCOUNTING ESTIMATES** of Aeroplan described in the Aeroplan section of this MD&A, the policies which the Fund believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

Accumulation Partners' Contracts and Software and technology

Accumulation partners' contracts and software and technology are considered long-lived assets with finite lives. Accumulation partners' contracts are recorded at cost and are amortized using the straight-line method over their estimated lives, typically 15 -25 years.

Software and technology are recorded at cost and amortized using the straight-line method over 5 years. Software under development includes costs paid to third parties such as consultants' fees and other direct costs of development. Amortization will commence upon completion of development once the software is available for use.



Accumulation partners' contracts and software and technology are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. When such a situation arises, the future cash flows associated with the particular asset's use and disposition are compared to its carrying amount to determine if the carrying amount is recoverable. Any impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value.

Trade name and Goodwill

Trade name is considered an intangible asset with an indefinite life, is recorded at cost, and is not amortized but instead is tested for impairment annually, or more frequently should events or changes in circumstances indicate that the trade name may be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount exceeds the fair value, the trade name is written down to its fair value.

Goodwill is recorded at cost and is not amortized. Instead, goodwill is tested for impairment annually and when an event or circumstances have occurred that more likely than not reduce the fair value of the reporting unit below its carrying value. Aeroplan is a single reporting unit. The impairment test is carried out in two steps. First, the carrying amount of Aeroplan, including goodwill, is compared to its quoted market value. If the quoted market value exceeds the carrying amount, goodwill is not considered to be impaired, and therefore the second step of the impairment test is unnecessary.

The second step is performed when the carrying amount of the reporting unit exceeds its quoted market value. In such a case, the implied fair value of goodwill, determined in the same manner as the respective value would be determined in a business combination, is compared with its carrying amount in order to measure the amount of the impairment loss, if any.

Management has obtained independent valuations of Aeroplan's finite and indefinite life intangibles and has estimated the useful life of the finite life intangibles. Management will monitor the value of the intangibles to determine whether any impairment in their carrying value has occurred or whether their estimated life has changed.

GUARANTEES

The Fund has guaranteed, through Aeroplan Trust (the "Trust", wholly-owned by the Fund and a limited partner of Aeroplan), borrowings under Aeroplan's credit facilities with its banking syndicate, described in the *Credit Facilities* section of this document. This guarantee is supported by first ranking security over all of the present and future assets of the Trust, including a first ranking pledge of all securities held by the Trust in Aeroplan and Aeroplan GP.

As at March 31, 2007, Aeroplan had authorized credit facilities of $475.0 million and borrowings of $298.9 million. Borrowings are recorded net of prepaid interest in the amount of $1.1 million previously included in prepaid expenses.


aeroplan

ORGANIZATIONAL STRUCTURE

The following chart illustrates the structure of the Fund and Aeroplan as at March 31, 2007 (including jurisdiction of establishment/incorporation of the various entities). Please note that for simplification purposes, this chart omits certain wholly-owned holding entities through which the ACE group holds its investment in Aeroplan Income Fund:


aeroplan

Public

59.9%

ACE Aviation Holdings Inc.
(Canada)

40.1%

Aeroplan
Income Fund
(Ontario)

100%

Aeroplan
Trust
(Ontario)

100.0%

Aeroplan Holding
GP Inc
(Canada)

99.9999995%

0.0000005%

Aeroplan LP
(Québec)

AEROPLAN LIMITED PARTNERSHIP

OVERVIEW

Aeroplan is Canada's premier loyalty marketing company. Aeroplan provides its Commercial Partners with loyalty marketing services designed to attract and retain customers and stimulate demand for such partners' products and services. Aeroplan's objective is to offer its Commercial Partners superior value relative to other marketing alternatives through access to Aeroplan's base of members and the design and execution of marketing programs aimed at increasing revenue, market share, and customer loyalty. The Aeroplan Program is one of Canada's longest standing loyalty programs. It was founded in 1984 by Air Canada, Canada's largest domestic and full-service international airline, to manage the airline's frequent flyer program. Aeroplan benefits from its unique strategic relationship with Air Canada in addition to its contractual arrangements with leading Commercial Partners including AMEX, Bell Canada, CIBC, Future Shop, Imperial Oil (Esso), Star Alliance member airlines and numerous hotel chains and car rental companies.

January 1, 2007 marked the implementation of the first of the program changes announced in October 2006. These changes are principally related to mileage expiry and mileage accumulation. The changes have been designed to encourage members' active participation in the Aeroplan Program through accumulation and redemption.

Starting January 1, 2007, miles that are unused after 7 years (84-months) in a member's account will expire, and will be deducted from the total balance in the member's account. All miles issued prior to January 1, 2007 are considered as having been accumulated on December 31, 2006 for the purpose of the 7 year period, resulting in a potential expiry date of December 31, 2013.

From July 1, 2007, pursuant to the terms of the Mileage Expiry Policy, as announced in October 2006, members must transact with the Aeroplan Program, through either one accumulation or one redemption, at least once in the prior consecutive 12-month period, failing which accumulated miles in the account will be expired.

Expired miles may be reinstated for an administrative fee of $30 plus $0.01 per restored mile.

In March 2007, Aeroplan was awarded the Frequent Flyer Program (FFP) Innovation Silver Award for the development and launch of its innovative ClassicPlus Flight Rewards. With ClassicPlus Flight rewards, Air Canada's capacity over and above the 8% ClassicFlight Rewards capacity is offered to members at variable mileage levels based on actual airline ticket prices – minus Aeroplan's negotiated discounts as the airline's largest purchaser of seats – and therefore vary in a way similar to airline pricing, depending on factors such as origin, destination, seasonality, time and day of travel.

On April 2, 2007 Aeroplan and CruiseShipCenters International Inc. announced a multi-year agreement to offer Aeroplan Miles on cruise vacations booked through CruiseShipCentres, the largest seller of cruises in the country.

Aeroplan offers its approximately five million active members the ability to accumulate Aeroplan Miles throughout its Accumulation Partner network through purchases of products and services. Aeroplan sells loyalty marketing services to its extensive network of Accumulation Partners, representing brands in credit and charge card, airline, and other industries. Today, credit and charge card partners generate the majority of Aeroplan's Gross Billings. In 2006, approximately 70 billion Aeroplan Miles were accumulated by members representing an equivalent of over $50 billion in consumer spending to earn these Aeroplan Miles. Once members have accumulated a sufficient number of Aeroplan Miles, they can redeem through Aeroplan such Aeroplan Miles for air travel and other attractive rewards offered by Aeroplan's Redemption Partners. Upon the redemption of Aeroplan Miles by its members, Aeroplan incurs the cost to acquire the desired rewards.

Aeroplan anticipates that as a result of the above mentioned change to the mileage expiry policy, the number of its active members will be reduced.

Historically, Aeroplan has experienced higher reward redemption activity in the first six months and greater mile accumulation in the last six months of the year.

STRATEGY

Please refer to the corresponding section of the 2006 MD&A to review Aeroplan's strategy.

PERFORMANCE INDICATORS

Operating income

Revenue

Aeroplan derives its Gross Billings primarily from the sale of Aeroplan Miles to Accumulation Partners. A key characteristic of Aeroplan's business is that the gross proceeds received by Aeroplan for the sale of Aeroplan Miles to its partners, known as "Gross Billings", are deferred and recognized as revenue for GAAP purposes upon the redemption of Aeroplan Miles by the members. Based upon past experience, management anticipates that a number of Aeroplan Miles sold will never be redeemed by members. This is known as "Breakage". For those Aeroplan Miles that Aeroplan does not expect will be redeemed by members, Aeroplan recognizes revenue on a straight-line basis over the average estimated life of an Aeroplan Mile, currently estimated at 30 months.

In addition, Aeroplan derives service fees for managing Air Canada's tier membership program for its most frequent flyers. Other revenue, consisting primarily of charges to members for various services, is recognized when the services are performed

Cost of Rewards and Operating Expenses

Aeroplan's cost of rewards consists of the cost to purchase airline seats or other products or services from Redemption Partners in order to deliver rewards chosen by members upon redemption of their Aeroplan Miles. At that time, Aeroplan incurs and recognizes the costs of the chosen rewards. The total cost of rewards varies with the number of Aeroplan Miles redeemed and the cost of the individual rewards purchased by Aeroplan in connection with such redeemed Aeroplan Miles.

The Average Cost of Rewards per Mile redeemed is an important measurement metric since a small fluctuation may have a significant impact on overall costs due to the high volume of miles redeemed.

Operating expenses incurred by Aeroplan include contact centre operations, consisting primarily of salaries and wages, as well as advertising and promotion, information technology and systems and other general corporate expenses.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA adjusted for certain factors particular to Aeroplan's business, such as changes in deferred revenue and Future Redemption Costs ("Adjusted EBITDA"), is used by management to evaluate performance, to measure compliance with debt covenants and to make decisions relating to distributions to unitholders. Management believes Adjusted EBITDA assists investors in comparing Aeroplan's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods and non-operating factors such as historical cost.

Change in deferred revenue is calculated as the difference between Gross Billings less Aeroplan Miles revenue recognized as a result of reward redemption activity and recognition of Breakage.

Future Redemption Costs represent management's estimated future cost of rewards in respect of Aeroplan Miles sold which remain outstanding and unbroken at the end of any given period. Future Redemption Costs are revalued at the end of any given period by taking into account the most recently determined average unit cost per Aeroplan Mile redeemed for that period (cost of rewards/Aeroplan Miles redeemed) and applying it to the total unbroken Aeroplan Miles outstanding at the end of that period. As a result, Future Redemption Costs and the Change in Future Redemption Costs must be calculated at the end of any given period and for that period. The simple addition of sequential inter-period changes to arrive at a cumulative change for a particular period may result in inaccurate results depending on the fluctuation in the Average Cost of Rewards per Mile redeemed for the period in question.

Adjusted EBITDA is not a measurement based on GAAP, is not considered an alternative to operating income or net income in measuring performance, and is not comparable to similar measures used by other issuers. For a reconciliation to GAAP, please refer to the *SUMMARY OF OPERATING RESULTS AND RECONCILIATION OF ADJUSTED EBITDA AND DISTRIBUTABLE CASH* included in the Operating and Financial Results section. Adjusted EBITDA should not be used as an exclusive measure of cash flow because it does not account for the impact of working capital growth, capital expenditures, debt repayments and other sources and uses of cash, which are disclosed in the statements of cash flows.

Distributable Cash

Distributable cash is a non-GAAP measure generally used by Canadian open-ended trusts as an indicator of financial performance. It should not be seen as a measurement of liquidity or a substitute for comparable metrics prepared in accordance with GAAP. For reconciliation to cash flows from operating activities please refer to the *RECONCILIATION OF CASH FLOWS FROM OPERATIONS TO DISTRIBUTABLE CASH* included in the Operating and Financial Results section. Distributable cash



may differ from similar calculations as reported by other entities and, accordingly, may not be comparable to cash available for distributions as reported by such entities.

Aeroplan intends to make equal monthly distributions to its partners of record on the last business day of each month, on the basis of performance, taking into account anticipated future cash requirements, within 7 days of the end of each month. In accordance with the limited partnership agreement, priority distributions are to be made to the Trust and the Fund in order to cover their operating expenses. No priority distributions were declared by Aeroplan during the three months ended March 31, 2007.

During the quarter ended March 31, 2007, Aeroplan paid distributions to its limited partners totalling $47 million.

Distributions payable to Aeroplan's limited partners are recorded when declared.

The board of directors will periodically review cash distributions in order to take into account Aeroplan's current and prospective performance.

CAPABILITY TO DELIVER RESULTS

For a review of these factors, please refer to our 2006 MD&A.

QUARTER HIGHLIGHTS

- Gross Billings of $228 million, representing an increase of 13.1% over Q1 2006;
- Operating income of $48.1 million, compared to $39.0 million for Q1 2006, or a 23.3% increase;
- Increase in Earnings per unit of 28.9% relative to Q1 2006;
- Distributions declared of $42.0 million;
- Adjusted EBITDA of $60.0 million compared to $54.4 million for Q1 2006;
- Distributable Cash of $60.1 million compared to $48.4 million for Q1 2006;

OPERATING AND FINANCIAL RESULTS

Certain of the following financial information of Aeroplan has been derived from, and should be read in conjunction with, the interim financial statements for the three months ended March 31, 2007 and the related notes.



SUMMARY OF OPERATING RESULTS AND RECONCILIATION OF ADJUSTED EBITDA AND DISTRIBUTABLE CASH

(in thousands, except miles, unit and per unit information)	Three months ended March 31		%Δ
	2007	2006	
Number of Aeroplan Miles issued (in billions)	*18.4*	*16.5*	*11.5*
Number of Total Miles redeemed (in billions)	*18.6*	*15.6*	*19.2*
Number of Aeroplan Miles redeemed (in billions)	*16.3*	*13.0*	*25.4*
Gross Billings from the sale of Aeroplan Miles	**$227,977**	**$201,502**	*13.1*
Aeroplan Miles revenue	228,561	183,072	24.8
Tier management, contact centre management and marketing fees from Air Canada	3,701	3,152	17.4
Other revenue	13,052	13,834	(5.7)
Total revenue	245,314	200,058	22.6
Cost of rewards	(155,134)	(124,883)	24.2
Gross margin	90,180	75,175	20.0
Operating expenses, excluding depreciation and amortization	(39,403)	(32,438)	21.5
Depreciation and amortization	(2,704)	(3,742)	(27.7)
Operating income	**$48,073**	**$38,995**	**23.3**
Depreciation and amortization	2,704	3,742	
Change in deferred revenue			
Gross Billings from the sale of Aeroplan Miles	227,977	201,502	
Aeroplan Miles revenue	(228,561)	(183,072)	
Change in Future Redemption Costs[1] (Change in Net Aeroplan Miles outstanding x Average Cost of Rewards per Mile for the period)	9,787	(6,777)	244.4
Adjusted EBITDA	**$59,980**	**$54,390**	**10.3**
Net Interest Income (Expense) [2]	2,513	459	447.5
Maintenance Capital Expenditures[3]	(2,373)	(6,475)	(63.4)
Distributable Cash	**$60,120**	**$48,374**	**24.3**
Weighted average number of units	**199,539,544**	**200,000,001**	
Distributable Cash per unit	**$0.3013**	**$0.2419**	**24.6**
Net earnings, in accordance with GAAP	**$50,116**	**$38,985**	**28.6**
Earnings per unit, in accordance with GAAP	**$0.2512**	**$0.1949**	**28.9**
Distributions declared	**$42,000**	**$34,980**	**20.1**
Distributions declared per unit	**$0.2105**	**$0.1749**	**20.4**

(1) The per unit cost derived from this calculation is retroactively applied to all prior periods with the effect of revaluing the liability on the basis of the latest available average unit cost.

(2) Excludes amortization of deferred financing charges which are presented with interest.

(3) Maintenance capital expenditures in the comparative three month period ended March 31, 2006 have been restated to reflect the actual amount of maintenance capital expenditures incurred in that period. The amount previously reported for that period was based upon a pro-ration of the estimated yearly spend.



RECONCILIATION OF CASH FLOWS FROM OPERATIONS TO DISTRIBUTABLE CASH

(in thousands)	Three months ended March 31,	
	2007	2006
Cash flows from operations	**$73,229**	**$46,350**
Changes in non-cash working capital items	(21,235)	15,760
Stock-based compensation	(817)	(484)
Funding of stock-based compensation plans	1,529	-
Change in future redemption costs	9,787	(6,777)
Maintenance Capital Expenditures	(2,373)	(6,475)
Distributable cash	**$60,120**	**$48,374**
Distributions declared	**$42,000**	**$34,980**
Payout ratio – *Distributions declared / Distributable cash*	**70%**	**72%**

Aeroplan's distributions are determined by Aeroplan GP's board of directors (the "Board of Directors") as general partner of Aeroplan and by the trustees of the Fund (the "Trustees") on the basis of performance, taking into account anticipated future cash requirements. Monthly distributions have remained unchanged during the quarter at $0.0700 per unit. In order to ensure Aeroplan's continued financial strength, while gaining experience as an independent public entity and providing a reasonable return to its partners and unitholders, the Board of Directors and the Trustees of the Fund have considered it financially prudent not to distribute 100% of Distributable Cash in order to provide for periods of unusually high redemption activity and unforeseen events, should they occur. The Board of Directors and the Trustees will monitor Aeroplan's performance throughout the year and any changes to the monthly distribution amounts are subject to their approval.

Operating Results and Performance Indicators in % Terms

(as a % of total revenue)	Three months ended March 31	
	2007	2006
Aeroplan Miles Revenue	**93.2**	**91.5**
Tier management, contact centre management and marketing fees from Air Canada	1.5	1.6
Other revenue	5.3	6.9
Total revenue	**100.0**	**100.0**
Cost of rewards	(63.2)	(62.4)
Gross margin	36.8	37.6
Operating expenses, excluding depreciation and amortization	(16.1)	(16.2)
Depreciation and amortization	(1.1)	(1.9)
Operating income	**19.6**	**19.5**



(as a % of Gross Billings)	Three months ended March 31	
	2007	2006
Gross Billings from the sale of Aeroplan Miles	**100.0**	**100.0**
Aeroplan Miles revenue	100.3	90.9
Cost of rewards	68.0	62.0
Operating expenses, excluding depreciation and amortization	17.3	16.1
Operating income	**21.1**	**19.4**
Adjusted EBITDA	**26.3**	**27.0**
Distributable Cash	**26.4**	**24.0**

QUARTER ENDED MARCH 31, 2007 COMPARED TO QUARTER ENDED MARCH 31, 2006

Gross Billings from the sale of Aeroplan Miles for the three months ended March 31, 2007 amounted to $228.0 million compared to $201.5 million for the three months ended March 31, 2006, representing an increase of $26.5 million or 13.1%. This increase is primarily attributable to an increase of 1.9 billion or 11.5% Aeroplan Miles sold as a result of higher purchases from Accumulation Partners. The overall increase reflects growth in consumer spending and credit and charge card usage, which translates into increased volume from the credit and charge card Accumulation Partners; as well as the positive momentum experienced by the travel industry in general, which has positively affected Aeroplan's Air Redemption Partners.

Gross Billings from the sale of Aeroplan Miles are accounted for as deferred revenue until such Aeroplan Miles are redeemed. Aeroplan Miles redeemed are recognized as revenue at the cumulative average selling price of the accumulated Aeroplan Miles issued since January 1, 2002.

Redemption activity

Total Miles redeemed for the quarter ended March 31, 2007 under the Aeroplan Program amounted to 18.6 billion as compared to 15.6 billion for the quarter ended March 31, 2006, representing an increase of 19.2%. Higher redemption activity by members, driven in part by the impact of the launch, in Q4 2006, of ClassicPlus Flight Rewards, and the continued expansion of non-air rewards, which provide members with a wider variety of redemption choices, explain the increase.

Of the 18.6 billion Total Miles (calculated on a first-in, first-out basis on a member account basis for air redemptions) redeemed during the quarter ended March 31, 2007, 87.6% or 16.3 billion represented Aeroplan Miles issued by Aeroplan with the balance representing Air Canada Miles. By comparison, during the quarter ended March 31, 2006, 83.3% or 13.0 billion of the 15.6 billion Aeroplan Miles redeemed were issued by Aeroplan. As the percentage of Aeroplan Miles redeemed and issued increases, this results in a corresponding increase in revenue recognition and cost of rewards.

Given the large volume of miles issued and redeemed, slight fluctuations in the average unit redemption cost or selling price of a mile will have a significant impact on results.



Revenue recognized from the redemption and sale of Aeroplan Miles, including Breakage, amounted to $228.6 million for the quarter ended March 31, 2007 compared to $183.1 million for the quarter ended March 31, 2006, representing an increase of $45.5 million or 24.8%. This increase is mainly attributable to:

- Program growth, combined with a higher proportion of Aeroplan Miles redeemed during the quarter, including the positive impact of higher non-air reward redemption activity, which increased by 56.2% compared to the first quarter of 2006, for a total of $39.3 million;
- a higher cumulative average revenue recognized per Aeroplan Mile redeemed, representing $2.8 million, primarily attributable to an increase in the cumulative average selling price of an Aeroplan Mile as a result of higher contracted rates; and
- revenue recognized from Breakage for the quarter ended March 31, 2007 amounted to $33.5 million (calculated at 17%) compared to $30.1 million (calculated at 17%) for the quarter ended March 31, 2006, representing an increase of $3.4 million or 11.3%. The increase in revenue recognized from Breakage is mainly attributable to the increase in outstanding Aeroplan Miles as a result of growth in Gross Billings over the last 30 months compared to the 30 months ended March 31, 2006.

Revenue from tier management, contact centre management and marketing fees from Air Canada increased to $3.7 million from $3.2 million or 17.4%. This fee is billed on the basis of actual costs incurred plus a profit margin.

Other revenue, consisting primarily of charges to members for services rendered including the mileage transfer program, booking, change and cancellation fees, and other miscellaneous amounts, amounted to $13.1 million for the quarter ended March 31, 2007 compared to $13.8 million for the quarter ended March 31, 2006, representing a $0.7 million or 5.7% decrease due to a lower volume of other revenue generating transactions.

Total revenue amounted to $245.3 million for the quarter ended March 31, 2007 compared to $200.1 million for the quarter ended March 31, 2006, representing an increase of $45.2 million or 22.6%.

Cost of rewards amounted to $155.1 million for the quarter ended March 31, 2007 compared to $124.9 million for the quarter ended March 31, 2006, representing an increase of $30.2 million or 24.2%. This increase is mainly attributable to the following factors:

- a higher proportion of Aeroplan Miles (issued by Aeroplan on or after January 1, 2002) redeemed, representing $7.3 million, and higher general redemption activity during the quarter as a result of program growth and the Q4 2006 launch of ClassicPlus Flight rewards, accounting for $24.4 million, for a total of $31.7 million;
- partially offset by a lower redemption cost per Aeroplan Mile redeemed for air travel rewards representing $1.5 million;

Gross margin decreased by 0.8% during the first quarter of 2007, representing 36.8% of total revenue. This decrease is primarily the result of the lower proportion of Breakage revenue to total revenue, compared to the first quarter of 2006. Breakage revenue has no cost of rewards attributable to it.

Operating expenses, excluding depreciation and amortization amounted to $39.4 million for the quarter ended March 31, 2007 compared to $32.4 million in 2006, representing an increase of $7.0 million or 21.5%. The increase resulted primarily from higher technology related costs which increased by $3.2 million as a result of higher maintenance and support costs of systems



deployed into service in late 2006, increased compensation costs of $2.3 million, resulting from general increases in headcount, average salaries and stock based compensation, higher advertising and promotion costs of $0.7 million related to launch campaigns which were partially offset by lower mailing costs attributable to an increased use of electronic mailing, and higher professional, advisory and other services which increased by $0.6 million and includes certain public company costs, such as the annual general meeting, which for comparative purposes were only reflected in Q2 of 2006.

Depreciation and amortization amounted to $2.7 million for the quarter ended March 31, 2007 compared to $3.7 million in 2006. This decreased expense level being primarily the result of accelerated depreciation write-offs recorded in 2006 against certain pricing and business analytics software assets.

Operating income amounted to $48.1 million for the quarter ended March 31, 2007 compared to $39.0 million for the quarter ended March 31, 2006, representing an increase of $9.1 million or 23.3% mainly attributable to the higher proportion of Aeroplan Miles redeemed and higher reward redemption activity.

Net interest income for the quarter ended March 31, 2007, consists of interest revenue of $6.5 million earned on cash and cash equivalents and short-term investments on deposit; offset by interest on long-term debt of $4.0 million on the borrowings under the term facility, compared to $3.9 million and $3.4 million, respectively for the comparative period of the prior year. The differences are explained by higher average amounts on deposit and higher interest rates. During the first quarter of 2007 and 2006, Aeroplan recognized $0.5 million of amortization of deferred financing charges related to the long-term debt.

Adjusted EBITDA for the quarter amounted to $60.0 million or 26.3% (as a % of Gross Billings) and ***Distributable Cash*** generated amounted to $60.1 million or 26.4% (as a % of Gross Billings), compared to $54.4 million or 27.0% (as a % of Gross Billings) and $48.4 million or 24.0% (as a % of Gross Billings), respectively for the first quarter of 2006 (as restated). Although Distributable Cash was negatively affected by the $7.0 million increase in operating expenses, it was positively impacted by the increase in Gross Billings and the Change in Future Redemption Costs. Adjusted EBITDA and Distributable Cash are non-GAAP measures, for additional information on these measures, please refer to the ***Performance Indicators*** section.

SUMMARY OF QUARTERLY RESULTS

This section includes sequential quarterly data for the eight qua ters ended March 31, 2007.

(in thousands, except per unit amounts)	2007	2006				2005		
UNAUDITED	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Gross Billings	**227,977**	**226,728**	**211,245**	**212,376**	**201,502**	**196,568**	**195,533**	**185,824**
Total revenue	**245,314**	**208,404**	**178,391**	**182,534**	**200,058**	**154,022**	**156,266**	**157,065**
Cost of rewards	155,134	120,160	107,741	112,470	124,883	83,474	101,739	100,226
Gross margin	90,180	88,244	70,650	70,064	75,175	70,548	54,527	56,839
Operating expenses, excluding depreciation and amortization	39,403	47,451	34,464	34,948	32,438	37,012	32,254	29,788
Depreciation and amortization	2,704	3,479	3,155	3,884	3,742	3,367	1,759	1,706
Operating income	48,073	37,314	33,031	31,232	38,995	30,169	20,514	25,345
Net earnings	**50,116**	**38,469**	**34,320**	**31,755**	**38,985**	**29,729**	**19,431**	**25,362**
Adjusted EBITDA	**59,980**	**56,975**	**53,359**	**51,470**	**54,390**	**51,239**	**40,252**	**40,799**
Distributable Cash	**60,120**	**52,996**	**50,664**	**47,073**(1)	**48,374**(1)	**47,231**	**35,889**	**37,066**
Distributable Cash per unit	**0.3013**	**0.2655**	**0.2533**	**0.2354**	**0.2419**	**0.2362**	**0.1794**	**0.2111**
Earnings per unit, in accordance with GAAP	**0.2512**	**0.1927**	**0.1716**	**0.1588**	**0.1949**	**0.1486**	**0.0972**	**0.1445**

(1) Maintenance capital expenditures included in Distributable Cash for Q1 and Q2 2006 have been restated to reflect the actual amount of maintenance capital expenditures incurred in each period. The amounts previously reported were based upon a pro-ration of the estimated yearly spend.

LIQUIDITY AND CAPITAL RESOURCES

Since January 1, 2002, Aeroplan has consistently generated positive cash flows from operations. At March 31, 2007, Aeroplan had $241.1 million of cash and cash equivalents and $402.5 million of short-term investments (consisting of commercial paper with maturity dates ranging between May and August of 2007) on hand, for a total of $643.6 million. The Aeroplan Miles redemption reserve described under ***Aeroplan Miles Redemption Reserve*** of $400.0 million is included in this amount.

The following table provides an overview of Aeroplan's cash flows for the periods indicated:

(in thousands of dollars)	Three months ended March 31,	
	2007	2006
	$	$
Cash from operating activities	73,229	46,350
Cash from (used in) investing activities	47,960	(7,279)
Cash from (used in) financing activities	(47,000)	(34,980)
Cash and cash equivalents, end of period	**241,128**	**369,965**



Operating Activities

Cash from operations is generated primarily from the collection of Gross Billings of Aeroplan Miles and is reduced by the cash required to provide the rewards when Aeroplan Miles are redeemed and by operating and interest expenses.

Cash from operating activities amounted to $73.2 million for the quarter ended March 31, 2007 compared to $46.4 million for the quarter ended March 31, 2006.

This increase, in the amount of $26.8 million, is primarily attributable to higher net earnings for the quarter as well as increases in amounts payable to Air Canada and other third parties, partially offset by reduced third party receivables and a reduced level of deferred revenue accumulation.

Investing Activities

Aeroplan's investment activities for the three months ended March 31, 2007 related to the purchase of short-term investments of $50.3 million. In addition, Aeroplan invested in Maintenance Capital Expenditures of $2.4 million related to software development and technology initiatives designed to improve the reward redemption processes and operating efficiencies through automation. Anticipated capital expenditures, which are primarily related to Maintenance Capital Expenditures associated with software development initiatives for 2007, are expected to approximate $20 million.

Financing Activities

Cash flows used in financing activities related to the payment of distributions and amounted to $47.0 million for the three months ended March 31, 2007 compared to $35.0 million for the same period in 2006.

Liquidity

Aeroplan anticipates that total capital requirements for the next twelve months of $188.0 million, including $168.0 million in respect of anticipated cash distributions, based on the current distribution rates, and approximately $20.0 million of Maintenance Capital Expenditures, will be funded from operations, available cash on deposit and, to the extent required, from the ***Aeroplan Miles Redemption Reserve*** where applicable (i e. in periods of unusually high redemption activity) and bank borrowings, if necessary.

Aeroplan Miles Redemption Reserve

In conjunction with the issuance of units to the Fund and the credit facilities concluded on June 29, 2005, Aeroplan established the Aeroplan Miles redemption reserve ("the Reserve"). As at March 31, 2007, the Reserve amounted to $400.0 million and was included in cash and cash equivalents and short-term investments.

The amount held in the Reserve, as well as the types of securities in which it may be invested (high quality commercial paper), are based on policies established by management, which are reviewed periodically.

The Reserve may be used to supplement cash flows generated from operations in order to pay for rewards in the event of unusually high redemption activity associated with Aeroplan Miles.

Management is of the opinion that the Reserve, combined with other liquidities on hand, is sufficient to cover redemption costs, including redemption costs incurred in periods of unusually high redemption activity, as they become due, in the normal course of business.

To date, Aeroplan has not had to use the funds held in the Reserve.

At March 31, 2007, the Reserve represented 39.7% of the Future Redemption Cost liability.

The deferred revenue presented in the balance sheet represents accumulated unredeemed Aeroplan Miles valued at their weighted average selling price and unamortized Breakage. The estimated Future Redemption Cost liability of those Aeroplan Miles, calculated at the current Average Cost of Rewards per Mile redeemed, is approximately $1,008 million.

Credit Facilities

On June 29, 2005, Aeroplan entered into a credit agreement for the following facilities:

In thousands	Authorized $	Drawn at March 31, 2007 $
Revolving term facility	75,000	-
Term facility	300,000	300,000
Acquisition facility	100,000	-
Less: Unamortized portion of transaction costs (previously presented as Deferred charges)	-	(3,852)
Less: Unamortized portion of discount (previously presented as a Prepaid expense)	-	(1,099)
Total	**475,000**	**295,049**

The term and the acquisition facilities mature on June 29, 2009, or earlier at the option of Aeroplan and bear interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%. Borrowings under the term facility consist of Bankers' Acceptances with a 90 day term and an effective interest rate of 5.4% at March 31, 2007 (5.3% at December 31, 2006).

Deferred financing costs incurred in connection with the credit facilities amounting to $7.1 million are amortized over the term of the debt facility to which they relate.

The outstanding credit facilities are secured by substantially all the present and future assets of Aeroplan, subject to the priority guarantee granted to First Data Loan Company, Canada as described in *Other* under the section **GUARANTEES (OFF-BALANCE SHEET ARRANGEMENTS) AND CONTINGENT LIABILITIES.**

The credit facilities are subject to Aeroplan's ability to maintain financial covenants related to leverage and debt service ratios of ≤ 2.75 and interest coverage of ≥ 3.0, as well as other affirmative and negative covenants as defined in the credit agreement.

At March 31, 2007, Aeroplan's financial covenants were as follows:

Ratio	Result	Test
Leverage	**1.28**	≤ 2.75
Debt service[a]	**(0.99)**	≤ 2.75
Interest coverage[b]	**N/A**	≥ 3.0

[a] this ratio takes into account Aeroplan's net debt, calculated as long-term debt less cash and short-term investments on hand. The result reflects Aeroplan's high liquidity position.
[b] this ratio is not applicable since Aeroplan has earned more interest from cash and cash equivalents and short-term investments than it has incurred on the long-term debt.

In view of Aeroplan's cash generation capacity and overall financial position, while there can be no assurance in this regard, management believes that Aeroplan will be able to pay or refinance the debt when it comes due.

GUARANTEES (OFF-BALANCE SHEET ARRANGEMENTS) AND CONTINGENT LIABILITIES

Air Canada Miles

In accordance with the Commercial Participation and Services Agreement dated June 9, 2004 between Air Canada and Aeroplan, as amended, (the"CPSA"), Air Canada is responsible for the cost of the redemption for air rewards of up to a maximum of 112.4 billion Air Canada Miles accumulated by members prior to January 1, 2002. As of March 31, 2007, 100.5 billion of those Air Canada miles had been redeemed.

In the unlikely event that Air Canada is unable to meet its obligation, Aeroplan may be required to honor Air Canada's redemption obligation, which based on Aeroplan's current average redemption cost per mile as calculated on the basis of the current average redemption cost calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of various types of rewards that members have selected, based on past experience, would amount to approximately $113.7 million at March 31, 2007, compared to $135.0 million at December 31, 2006.

Also under the CPSA, Aeroplan is responsible for any redemptions for air rewards of Air Canada Miles issued prior to January 1, 2002, in excess of the 112.4 billion Air Canada Miles. While on the basis of current estimates, Aeroplan does not expect such redemptions to exceed 112.4 billion Air Canada Miles, the maximum potential redemption cost of meeting this obligation if all 22.2 billion estimated Broken but unexpired Air Canada Miles were to be redeemed, amounts to $211.2 million at March 31, 2007 and $219.0 million at December 31, 2006.



As a result, the total maximum potential redemption cost to Aeroplan for the total outstanding and unbroken Air Canada Miles is estimated to be $324.9 million and $354.0 million at March 31, 2007 and December 31, 2006 respectively.

Aeroplan has also agreed to indemnify Air Canada, its affiliates and representatives from any claims arising out of any changes made at any time by Aeroplan to the Aeroplan Program to the extent such changes are implemented to address fluctuations in Breakage related to the liability attached to miles issued prior to January 1, 2002.

Aeroplan Miles

In addition, Aeroplan may be required to provide rewards to members for unexpired Aeroplan Miles accounted for as Breakage on the Aeroplan Miles issued after December 31, 2001 for which the Breakage revenue has been recognized or deferred and for which no liability has been recorded. The maximum potential redemption cost for such Aeroplan Miles is estimated to be $464.8 million at March 31, 2007 and $440.0 million at December 31, 2006. The potential redemption costs noted above have been calculated on the basis of the current average redemption cost calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of the various types of awards that members have selected, based on past experience.

Other

From time to time, Aeroplan becomes involved in various claims and litigation as part of its business. While the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current pending claims and litigation will not have a material impact on Aeroplan's financial position and results of operations.

Aeroplan has agreed to indemnify its directors and officers, to the extent permitted under corporate law, against costs and damages incurred by the directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceedings in which the directors and officers are sued as a result of their services. Aeroplan's directors and officers are covered by directors' and officers' liability insurance. No amount has been recorded in these financial statements with respect to the indemnification agreements.

In connection with a merchant services agreement dated September 30, 2004, entered into with First Data Loan Company, Canada in the name of Aeroplan and Air Canada and other ACE subsidiaries, Aeroplan has jointly and severally guaranteed in favor of First Data Loan Company, Canada, the obligations of the other parties to the agreement, in the event that such entities were unable to fulfill their obligations related to airline and tour tickets sold in advance and charged to the credit cards processed under the agreement. The term of this agreement ends on September 28, 2008. The maximum exposure related to this guarantee at March 31, 2007 and December 31, 2006 was $190.6 million and $205.2 million respectively. Management has estimated any exposure under this guarantee to be insignificant since no payment is expected to be required under this guarantee as Air Canada is not expected to default on its obligation.

TRANSACTIONS WITH RELATED PARTIES

Aeroplan is controlled by ACE, Air Canada's parent company. Air Canada, including its affiliates, is one of Aeroplan's largest Accumulation Partners, representing 28.0% and 31.0% of Aeroplan Miles billed for the quarter ended March 31, 2007 and 2006 respectively. Air Canada, including other Star Alliance partners, is Aeroplan's largest Redemption Partner. For the quarter ended March 31, 2007, 90.9% of total reported cost of rewards was paid to Air Canada, compared to 93.0% for the quarter ended March 31, 2006. Selling, general and administrative expenses where Air Canada was the supplier of services represented 46.1% of total reported selling, general and administrative expenses for the quarter ended March 31, 2007 compared to 53.2% for the comparable period in 2006.

The decreasing proportions are explained by the increasing trend in redemption of non-air rewards by members, in the case of cost of rewards and reduced dependence over time on Air Canada as a service provider, in the case of operating expenses.

The commercial relationship between Aeroplan and Air Canada and its affiliates is governed by several arrangements and agreements which are described in Aeroplan's Annual Information Form dated March 20, 2007.

SUMMARY OF CONTRACTUAL OBLIGATIONS

As at March 31, 2007, estimated future minimum payments under Aeroplan's contractual obligations are as follows:

(in millions) *unaudited*	Total $	2007 $	2008 $	2009 $	2010 $	2011 $	After Five Years $
Operating leases	2.8	1.2	1.6	-	-	-	-
Special payments under GSA	12.7	1.4	1.9	1.9	1.9	1.9	3.7
Term credit facility	300.0	-	-	300.0	-	-	-
Purchase obligation under the CPSA	3,856.3	155.0	296.1	296.1	296.1	296.1	2,516.9
Total	**4,171.8**	**157.6**	**299.6**	**598.0**	**298.0**	**298.0**	**2,520.6**

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates, judgments and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates. Management has identified the areas, discussed below, which it



believes are the most subject to judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change significantly in subsequent periods.

The significant accounting policies of Aeroplan are described in note 2 to the December 31, 2006 audited consolidated financial statements of Aeroplan. The policies which Aeroplan believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

Revenue Recognition

Aeroplan Miles Revenue - Breakage

Aeroplan earns revenue from the sale of Aeroplan Miles to Accumulation Partners based on individual contracts with each Accumulation Partner. Since the earnings process is not complete at the time an Aeroplan Mile is sold, the Gross Billings from the sale of Aeroplan Miles are deferred and recognized as revenue when Aeroplan Miles are redeemed by members. For those Aeroplan Miles that Aeroplan has estimated will go unredeemed by members, Aeroplan recognizes revenue over the estimated average life of an Aeroplan Mile, currently estimated at 30 months.

Management's estimate of the number of Aeroplan Miles sold that will never be redeemed by members, known as "Breakage", is currently estimated at 17% of Aeroplan Miles sold. In developing this estimate, management takes into consideration that the issuance and redemption of Aeroplan Miles is influenced by the type of Commercial Partners and their volume of transactions, the types of rewards offered, the overall health of the Canadian economy, the nature and extent of promotional activity in the marketplace and the extent of competing loyalty programs.

Management's estimate of Broken Aeroplan Miles impacts the amount of Breakage revenue recognized. Breakage revenue is included in the interim financial statements with earned revenue from the sale of Aeroplan Miles and represented $33.5 million and $30.1 million for the three months ended March 31, 2007 and 2006 respectively. Management monitors factors affecting Breakage and from time to time, but at least every two years or earlier if such monitoring indicates that a significant change in Breakage may have occurred, may use independent third party experts to assist in the determination of the appropriate level of Breakage, including the average life of an Aeroplan Mile.

During 2006, in accordance with its policy to review Breakage every two years, management, assisted by independent experts, completed its review of the estimated Breakage factor used to determine the number of Total Miles sold which are not expected to be redeemed, on the basis of data accumulated until the end of 2005. While there can be no assurance that the Breakage factor will remain constant in the future, based on the results, which include the impact of the program changes described under ***Overview***, the Breakage factor remained unchanged at 17%. Since the potential impact of the introduction of ClassicPlus Flight rewards and other factors were not considered in these studies, they will be updated in 2007.

Management estimates that a 1% change in Breakage related to the Aeroplan Miles would have a total impact on revenue and net earnings for the period in which the change occurred, of $26.5 million with $24.5 million relating to prior years and $2.0 million relating to the current quarter. Management estimates that a 1% decrease in Breakage related to the Air Canada Miles issued before January 1, 2002 would have an impact on cost of rewards and net earnings of approximately $30.0 million for the period in which the change occurred.



Software

Software is considered a long-lived asset with a finite life, is recorded at cost and amortized using the straight-line method over 5 years. Software under development includes costs paid to third parties such as consultants' fees and other direct costs of development. Amortization will commence upon completion of development once the software is available for use.

Software is tested for impairment whenever circumstances indicate that its carrying value may not be recoverable. When such a situation arises, the future cash flows associated with the particular asset's use and disposition are compared to its carrying amount to determine if the carrying amount is recoverable. Any impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value.

Goodwill

Goodwill is recorded at cost and is not amortized. Instead, goodwill is tested for impairment annually and when an event or circumstances have occurred that more likely than not reduce the fair value of the reporting unit below its carrying value. Aeroplan is a single reporting unit. The impairment test is carried out in two steps. First, the carrying amount of Aeroplan, including goodwill, is compared to its quoted market value. If the quoted market value exceeds the carrying amount, goodwill is not considered to be impaired, and therefore the second step of the impairment test is unnecessary.

The second step is performed when the carrying amount of the reporting unit exceeds its quoted market value. In such a case, the implied fair value of goodwill, determined in the same manner as the respective value would be determined in a business combination, is compared with its carrying amount in order to measure the amount of the impairment loss, if any.

CHANGES IN ACCOUNTING POLICIES

Financial Instruments, comprehensive income and hedges

On January 1, 2007, Aeroplan adopted CICA handbook section 3855 Financial Instruments – Recognition and Measurement; Section 3865 Hedges; and Section 1530 Comprehensive Income.

In accordance with the transitional provisions of the standards, prior periods have not been restated for the adoption of these new accounting standards.

Financial Instruments Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the consolidated statement of financial position when the entity becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods is dependent upon the classification of the financial instrument as held-for-trading, held-to-maturity, available-for-sale, loans and receivables, or other financial liabilities. The held-for-trading classification is applied when an entity is "trading" in an instrument or alternatively the standard permits that any financial

instrument be irrevocably designated as held-for-trading. The held-to-maturity classification is applied only if the asset has specified characteristics and the entity has the ability and intent to hold the asset until maturity. An asset can be classified as available-for-sale when it has not been classified as trading or held-to-maturity. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition.

Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in non-operating income. Financial assets classified as held-to-maturity, loans and receivables, or other financial liabilities are measured at amortized cost using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in Other Comprehensive Income ("OCI") as described below. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

For financial instruments measured at amortized cost, the effective interest method of amortization is applied for any transaction costs or fees, premiums or discounts earned or incurred. For any guarantee issued that meets the definition of a guarantee pursuant to Accounting Guideline 14, Disclosure of Guarantees, the inception fair value of the obligation relating to the guarantee is recognized and amortized over the term of the guarantee.

Aeroplan has classified its financial instruments as follows:

- cash and cash equivalents and short-term investments are classified as held to maturity and carried at amortized cost. Cash and cash equivalents and short-term investments are presented with accrued interest thereon;
- accounts receivable are classified as loans and receivables and are measured at amortized cost;
- accounts payable and accrued liabilities, distributions payable, and long-term debt are classified as other financial liabilities and are measured at amortized cost.

Hedges Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the related accounting. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

Comprehensive Income Section 1530 introduces Comprehensive Income, which consists of Net Income and OCI. OCI represents changes in Partner's equity during a period arising from transactions and other events with non-owner sources that are recognized in Comprehensive income, but excluded from net income.

Impact Upon Adoption As at January 1, 2007 the carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and distributions payable approximated fair value due to the immediate or short-term maturities of these financial instruments. Accordingly, no transition adjustment was recorded as at that date.

Upon the adoption of the CICA handbook section 3855, borrowings under the term debt facility, in the form of Bankers' Acceptances, are recorded at their estimated fair value of $298.9 million (net of prepaid interest previously included in prepaid expenses), and further reduced by unamortized financing charges of $4.3 million (previously included in deferred charges).



Aeroplan has no hedge instruments.

Future Accounting Changes

Capital Disclosures and Financial Instruments – Presentation and Disclosure

The CICA issued three new accounting standards: section 1535, *Capital Disclosures*, section 3862, *Financial Instruments – Disclosures*, and section 3863, *Financial Instruments – Presentation*. These new standards will be effective for fiscal years beginning on or after October 1, 2007, and Aeroplan will adopt them on January 1, 2008. Management is in the process of evaluating the effect of the new standards on Aeroplan's financial statements.

Section 1535 establishes disclosure requirements about an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, *Financial Instruments – Disclosure and Presentation*, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

FAIR VALUES, CREDIT RISK, AND INTEREST RATE EXPOSURE

Fair values - The fair value of the financial instrument is the amount of consideration that would be agreed upon in an arm's length transactions between willing parties. Aeroplan uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the consolidated statement of financial position as follows:

Held to maturity: Cash and cash equivalents and short-term investments – The carrying amounts included in the consolidated statement of financial position approximate fair value because of the short-term maturity of the underlying instruments. Cash and cash equivalents and short-term investments are presented with accrued interest thereon.

Loans and receivables: Accounts receivable – The carrying amount included in the consolidated statement of financial position approximates fair value because of the short-term maturity of these instruments.

Financial liabilities: Accounts payable and accrued liabilities and distributions payable – The carrying amounts included in the consolidated statement of financial position approximate fair value because of the short-term maturity of these instruments.

Long-term debt: The fair value of the borrowings under the term debt facility, in the form of Bankers' Acceptances, is approximately $298.9 million.

Credit risk In accordance with its investment policy, Aeroplan invests the Reserve and excess cash, included in short-term investments and cash and cash equivalents in commercial paper or corporate bonds with a minimum rating of R-1 (high) or AA(low) and term deposits, subject to certain thresholds to reduce undue exposure to any one issuer.



Interest rate exposure Aeroplan is exposed to fluctuations in interest rates under the terms of the outstanding credit facility which bears interest at variable rates and has been borrowed in the form of Bankers' Acceptances. Due to the short-term nature of the underlying Bankers' Acceptances (typically 90 days), the carrying value of the long-term debt approximates fair value.

Aeroplan invests the Reserve and excess cash on hand in high quality instruments with similar terms to maturity as the underlying instruments related to the credit facility, with an objective to mitigate the interest rate exposure.

DISCLOSURE CONTROLS AND PROCEDURES

Aeroplan's disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information is identified to its Disclosure Committee to ensure appropriate and timely decisions are made regarding public disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing such internal controls over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

No changes were made in Aeroplan's internal control over financial reporting during the three month period ended March 31, 2007, that have materially affected, or are reasonably likely to materially affect, Aeroplan's internal control over financial reporting.

CEO AND CFO CERTIFICATIONS

Aeroplan files certifications relating to its annuals filings, signed by the CEO and CFO, with the Canadian Securities Administrators upon filing of Aeroplan's and the Fund's Annual Information Form. In those filings, the CEO and CFO certify, as required by Multilateral Instrument 52-109, the appropriateness of the financial disclosures, the effectiveness of Aeroplan's disclosure controls and procedures, and the design of internal control over financial reporting to provide reasonable assurance as to its reliability and the preparation of financial statements for external purposes in accordance with GAAP. Aeroplan's CEO and CFO also certify the appropriateness of the financial disclosures in its interim filings, and that they have caused disclosure controls and procedures and internal control over financial reporting to be designed.

The Audit, Finance and Risk Committee reviewed this MD&A, and the unaudited interim consolidated financial statements, and the Board of Directors and the Trustees approved these documents prior to their release.

OUTLOOK

Management is committed to deliver its 2007 business plan including continued expansion of Commercial Partners, available rewards and operating efficiency through investments in technological solutions.

In 2006, 58% of Aeroplan's distributions represented return of capital and 42% represented income. On the basis of past experience and should 100% of estimated available tax deductions be used to reduce taxable income, management expects the breakdown for 2007 to approximate 35% in respect of return of capital and 65% in respect of income. Should the full estimated available deductions not be used to reduce taxable income, as part of a tax planning strategy to increase future tax deductions, up to100% of distributions could be taxable.

The amount of distributions remains subject to review throughout the year and any changes to the monthly distribution amounts are subject to the approval of the Board of Directors.

RISKS AND UNCERTAINTIES AFFECTING THE BUSINESS

The results of operations and financial condition of Aeroplan are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of the management of Aeroplan. The following section summarizes certain of the major risks and uncertainties that could materially affect future business results going forward. Additional risks are also described in the *"Risks and Uncertainties Affecting the Business"* section of the 2006 MD&A, which are hereby incorporated by reference.

RISKS RELATED TO AEROPLAN AND THE INDUSTRY

Dependency on Top Three Accumulation Partners

Aeroplan's top three Accumulation Partners were responsible for 88% of Gross Billings for the quarter ended March 31, 2007. A decrease in sales of Aeroplan Miles to any of Aeroplan's significant partners for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services Aeroplan provides could have a material adverse effect on Gross Billings. Subject to the minimum number of Aeroplan Miles to be purchased by Air Canada under the CPSA, Air Canada can change the number of Aeroplan Miles awarded per flight without Aeroplan's consent, which could result in a significant reduction in Gross Billings. Aeroplan cannot ensure that its contracts with these, or other, Accumulation Partners will be renewed on similar terms, or at all when they expire.

Air Canada or Travel Industry Disruptions

Aeroplan's members' strong demand for air travel creates a significant dependency on Air Canada in particular and the airline industry in general. Any disruptions or other material adverse changes in the airline industry, whether domestic or international, affecting Air Canada



or a Star Alliance member airline, or no such airline at all, could have a material adverse impact on Aeroplan's business. This could manifest itself in Aeroplan's inability to fulfill member's flight redemption requests or to provide sufficient accumulation opportunities. As a result of airline or travel services industry disruption, such as those which resulted from the terrorist attacks on September 11, 2001, or as might result from political instability, other terrorist acts or war, or from increasingly restrictive security measures, such as the current restrictions on the content of carry-on baggage, too much uncertainty could result in the minds of the traveling public and have a material adverse effect on passenger demand for air travel. Consequently, members might forego redeeming points for air travel and therefore might not participate in the Aeroplan Program to the extent they previously did which could adversely affect Aeroplan's revenue from the Aeroplan Program. A reduction in member use of the Aeroplan Program could impact Aeroplan's ability to retain its current partners and members and to attract new Commercial Partners and members.

Reduction in Activity, Usage and Accumulation of Aeroplan Miles

A decrease in Gross Billings from any of Aeroplan's Accumulation Partners for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services Aeroplan provides, or a decrease in the accumulation of Aeroplan Miles by members could have a material adverse effect on Aeroplan's Gross Billings and revenue.

Greater than Expected Redemptions for Rewards

A significant portion of Aeroplan's profitability is based on its estimate of the number of Aeroplan Miles that will never be redeemed by the member base. The percentage of Aeroplan Miles that are not expected to be redeemed is known as "Breakage" in the loyalty industry. Management's current estimate of Breakage is based on two independent studies conducted in 2006 on behalf of Aeroplan. Given the importance of the introduction of Classic Plus Flight Rewards, Aeroplan will be updating such studies in 2007 to assess the impact, if any, on Breakage. Breakage may decrease from the current estimate of 17% as the Aeroplan Program grows and a greater diversity of rewards become available. If actual redemptions are greater than Aeroplan's current estimates, its profitability could be adversely affected due to the cost of the excess redemptions. Furthermore, the actual mix of redemptions between air and non-air rewards could adversely affect Aeroplan's profitability. Total Broken Miles amounted to 71.1 billion miles as at March 31, 2007 and include 48.9 billion Aeroplan Miles. Responsibility to provide rewards for these 71.1 billion Broken Miles rests with Aeroplan should such Broken Miles ever be redeemed. While Management believes that a material portion of these estimated Broken Aeroplan Miles will not be redeemed, there can be no such assurances.

Industry Competition

Competition in the loyalty marketing industry is intense. New and existing competitors may target Aeroplan's Accumulation Partners and members, as well as draw rewards from Aeroplan's Redemption Partners. The continued attractiveness of the Aeroplan Program will depend in large part on Aeroplan's ability to remain affiliated with existing Commercial Partners or add new partners, that are desirable to consumers and to offer rewards that are both attainable and attractive to consumers. With respect to Aeroplan's database marketing services, Aeroplan's ability to continue collecting detailed transaction data on consumers is critical in providing effective marketing strategies for its Accumulation Partners. Many of Aeroplan's current competitors may have greater financial, technical, marketing and other resources than Aeroplan. Aeroplan cannot ensure that it will be able to compete successfully against its current



and potential competitors, including in connection with technological advancements by such competitors.

Supply and Capacity Costs

Aeroplan's costs may increase as a result of supply arrangements with Air Canada and other suppliers. Aeroplan may not be able to satisfy its members if the seating capacity made available to Aeroplan by Air Canada, Jazz and Star Alliance member airlines or other non-air rewards from other suppliers are inadequate to meet their redemption demands at specific prices.

If, upon the renegotiation of the rates charged to Aeroplan under the CPSA which takes place every three years beginning in the second quarter of 2007 or upon the expiry of the CPSA, Aeroplan is unable to negotiate new rates or a replacement agreement with Air Canada on similarly favourable terms or if Air Canada sharply reduces its seat capacity, Aeroplan may be required to pay more for seat capacity from Air Canada than the currently negotiated rates under the CPSA or to purchase seat capacity from other airlines. Seat capacity from other airlines could be more expensive than comparable seat capacity under the CPSA, and the routes offered by the other airlines may be inconvenient or undesirable to the redeeming members. As a result, Aeroplan would experience higher air travel redemption costs, while at the same time member satisfaction with the Aeroplan Program may be adversely affected by requiring travel on other carriers on certain routes.

Unfunded Future Redemption Costs

Aeroplan derives most of its Gross Billings from the sale of Aeroplan Miles to its Accumulation Partners. The earnings process is not complete at the time an Aeroplan Mile is sold as Aeroplan incurs most of its costs on the redemption of the Aeroplan Mile. Based on historical data, the estimated period between the issuance of an Aeroplan Mile and its redemption is currently 30 months; however, Aeroplan has no control over the timing of the redemption of Aeroplan Miles or the number of Aeroplan Miles redeemed. Aeroplan currently uses Gross Billings (deferred revenue) in the fiscal year from the issuance of Aeroplan Miles to pay for the redemption costs incurred in the year. As a result, if Aeroplan were to cease to carry on business, or if redemption costs incurred in a given year were in excess of the revenues received in the year from the issuance of Aeroplan Miles, Aeroplan would face unfunded Future Redemption Costs, which could increase Aeroplan's need for working capital and, consequently, affect distributions to unitholders. In recognition of that fact, Aeroplan has established a cash reserve equal to $400 million. Please see the section *Aeroplan Miles Redemption Reserve*. There can be no assurance that this cash reserve will be sufficient to cover all actual unfunded Future Redemption Costs that may arise in the future.

Seasonal Nature of the Business, Other Factors and Prior Performance

Aeroplan has historically experienced considerably lower Gross Billings from the sale of Aeroplan Miles in the first and second quarters of the calendar year and higher Gross Billings from the sale of Aeroplan Miles in the third and fourth quarters of the calendar year. In addition, Aeroplan has historically experienced greater redemptions and therefore costs for rewards, in the first and second quarters of the calendar year and lower redemptions and related costs for rewards in the third and fourth quarters of the calendar year. This pattern results in significantly higher operating cash flow and margins in the third and fourth quarters for each calendar year compared to the first and second quarters.



Demand for travel rewards is also affected by factors such as economic conditions, war or the threat of war, fare levels and weather conditions. Due to these and other factors, operating results for an interim period are not necessarily indicative of operating results for an entire year, and operating results for a historical period are not necessarily indicative of operating results for a future period.

Changes to the Aeroplan Program

From time to time Aeroplan may make changes to the Aeroplan Program that may not be well received by certain segments of the membership and may affect their level of engagement. In addition, these members may choose to seek such legal and other recourses as available to them, which if successful, could have a negative impact on Aeroplan's results of operations and /or reputation.

Regulatory Matters

Aeroplan's business is subject to several types of regulation, including legislation relating to privacy, consumer protection, competition, advertising and sales, and lotteries, gaming and publicity contests. As well, an increasing number of laws and regulations pertain to the Internet. These laws and regulations relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. In addition, Air Canada, one of Aeroplan's leading Commercial Partners, and several other Aeroplan Commercial Partners operate in the highly regulated airline industry. Changes in regulations affecting Aeroplan, Air Canada, one of Aeroplan's top three Accumulation Partners or the airline industry generally, or the implementation of additional limitations or adverse regulatory decisions affecting such entities may have a material adverse effect on Aeroplan's business, results from operations and financial condition.

RISKS RELATED TO THE STRUCTURE OF THE FUND

Dependence on Aeroplan

The Fund is an unincorporated open-ended trust which is entirely dependent on the operations and assets of Aeroplan through the indirect ownership of 100% of the issued and outstanding partnership units of Aeroplan. Cash distributions to Unitholders will be dependent on, among other things, the ability of the Trust to make cash distributions in respect of the Trust Units, which, in turn, is dependent on Aeroplan making cash distributions. The ability of Aeroplan or the Trust to make cash distributions or other payments or advances will be subject to applicable laws and regulations and contractual restrictions contained in the instruments governing any indebtedness of those entities.

Cash Distributions Are Not Guaranteed and Will Fluctuate with the Business Performance

Although the Fund intends to distribute cash distributions received in respect of the Trust Units, less expenses and amounts, if any, paid by the Fund in connection with the redemption of Units, there can be no assurance regarding the amounts of income to be generated by Aeroplan's business or ultimately distributed to the Fund. The actual amount distributed in respect of the

Units is not guaranteed and will depend upon numerous factors, including Aeroplan's profitability and its ability to sustain Adjusted EBITDA margins and the fluctuations in Aeroplan's working capital and capital expenditures, all of which are susceptible to a number of risks.

Control of Aeroplan

As at March 31, 2007, ACE, directly and indirectly, owned 80,285,585 Units representing, indirectly, 40.1% of the interests in Aeroplan.

Under the Securityholders' Agreement, as amended on March 14, 2007, ACE has the ability to nominate a majority of the members of the Board of Directors. The Fund currently has a majority interest in Aeroplan and minority representation on the Board of Directors.

The interests of ACE may conflict with those of Unitholders.

Future Sales or Distributions of Units by ACE Aviation

ACE holds 40.1% of the outstanding Units which can be sold or distributed by ACE Aviation subject to certain legal requirements. ACE Aviation has also been granted certain registration rights by the Fund under the Investor Liquidity Agreement. If ACE Aviation sells or distributes substantial amounts of Units in the public market, the market price of the Units could fall. The perception among the public that these sales or distributions will occur could also produce such effect.

Restrictions on Certain Unitholders and Liquidity of Units

The Fund Declaration of Trust imposes various restrictions on Unitholders. Non-resident Unitholders are prohibited from beneficially owning more than 49.9% of the Units. These restrictions may limit (or inhibit the exercise of) the rights of certain Unitholders, including non-residents of Canada and U.S. persons, to acquire Units, to exercise their rights as unitholders and to initiate and complete take-over bids in respect of the Units. As a result, these restrictions may limit the demand for units from certain Unitholders and thereby adversely affect the liquidity and market value of the Units held by the public. Management regularly monitors the level of Non-Resident ownership of the Fund through declarations obtained from market intermediaries. Given the limitations in the securities registration system and the lack of any process for real-time residency information to flow to the trustee and transfer agent, Aeroplan is of the view that the periodic declarations received from various market intermediaries are currently the most appropriate method of determining the residency status of its Unitholders. If the level of Non-Resident ownership of the Fund approaches the 49.9% threshold, Aeroplan will consider implementing measures necessary to maintain the Fund's status as a mutual fund trust including the following: performing residency searches to determine residence of Unitholder and beneficial Unitholder, requiring residence declarations from Unitholders, refusing to accept a subscription for Units from or issue or register a transfer of units to a non-resident, imposing other limits on Unit ownership by non-residents, and requiring non-resident Unitholders to dispose of all or a portion of their unit holdings.

Income tax matters

On October 31, 2006, the Minister of Finance (Canada) announced new tax proposals concerning the taxation of income trusts and other flow-through entities. The October 31, 2006 Proposal was followed by the release of draft legislation by the Department of Finance on December 21, 2006 and by a Notice of Ways and Means Motion implementing various



legislative proposals on March 27, 2007 (together, the "Proposed Amendments"). The Proposed Amendments, if enacted as currently drafted, will subject the Fund to trust level taxation as of January 1, 2011. In addition, the taxable distributions received by investors from the Fund, would be treated as taxable dividends.

There can be no assurance that the Fund will be able to retain the benefit of the deferred application of the new tax regime until 2011. If the Fund is deemed to have undergone "undue expansion" during the period from November 1, 2006 to December 31, 2010, as described in the Normal Growth Guidelines issued by the Department of Finance on December 15, 2006, the Proposed Amendments would become effective on a date earlier than January 1, 2011.

The Normal Growth Guidelines indicate that the Fund will not lose the benefit of the deferred application of the new tax regime to 2011 if the equity capital of the Fund does not grow as a result of issuances of new equity (which includes trust units, debt that is convertible into trust units, and potentially other substitutes for such equity) before 2011 by an amount that exceeds the greater of $50 million and an objective "safe harbour" amount based on a percentage of the Fund's October 31, 2006 Market Capitalization. The Normal Growth Guidelines provide for a "safe harbour" amount as follows:

Time Period	Safe Harbour Amount
November 1, 2006 to December 31, 2007	40% of October 31, 2006 Market Capitalization
2008	20% of October 31, 2006 Market Capitalization
2009	20% of October 31, 2006 Market Capitalization
2010	20% of October 31, 2006 Market Capitalization

These amounts of "safe harbour" are cumulative during the transition period. The Fund's October 31, 2006 Market Capitalization was approximately $792 million. No assurance can be given that the Proposed Amendments will not apply to the Fund prior to 2011. Loss of the benefit of the deferred application of the new tax regime until 2011 could have a material and adverse effect on the value of units of the Fund.

On December 20, 2006, the ministère des Finances (Québec) (the "Ministère") published Information Bulletin 2006-6 which sets out Ministère's position regarding the October 31, 2006 Proposals to the effect that Québec's tax legislation will be harmonized with the federal tax legislation but that a separate Québec tax regime will be implemented. The Minister of Finance (Canada) has not yet indicated how the Proposed Amendments will be amended to take into account the proposed Québec tax regime.

Nature of Distributions

The after-tax return for any units owned by unitholders which are subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the Fund (portions of which may be fully or partially taxable or may be tax deferred). The composition for

tax purposes of those distributions may change over time, thus affecting the after-tax return to Unitholders. The 2006 Proposed Amendments would, if enacted, apply a tax on certain income earned by a specified investment flow through trust ("SIFT Trust"), as well as treat the taxable distributions received by investors from such entity as taxable dividends. As currently drafted, the 2006 Proposed Amendments do not change the tax treatment of distributions that are paid as a return of capital by SIFT Trust but there can be no assurance that the final legislation implementing the 2006 Proposed Amendments will maintain such tax treatment. As currently drafted, the 2006 Proposed Amendments will not apply to income trusts, the units of which were publicly traded as of October 31, 2006, such as the Fund, until January 1, 2011, subject to issues of "undue expansion" discussed further herein.

ADDITIONAL INFORMATION

Additional information relating to the Fund and to Aeroplan, including the Fund's Annual Information Form, is available on SEDAR at www.sedar.com or on Aeroplan's website at www.aeroplan.com under About Aeroplan - Investor Relations.

News Release




aeroplan

AEROPLAN REPORTS 2007 FIRST QUARTER RESULTS

Montreal, QC, May 10, 2007 – Aeroplan Income Fund (TSX: AER.UN) today reported the first quarter results of Aeroplan Limited Partnership ("Aeroplan"), in which the Fund has a 100% ownership interest.

First Quarter 2007 Financial Highlights

- Gross billings $228.0 million, up 13.1% from the first quarter of 2006
- Operating income $48.1 million, an increase of 23.3% over the first quarter of 2006
- Adjusted EBITDA $60.0 million, compared to $54.4 million for the first quarter of 2006
- Distributable cash $60.1 million, compared to $48.4 million for the first quarter of 2006

"2007 picked up where 2006 ended for Aeroplan: with continued growth. On the partnerships front, we announced our latest hotel partner, Barcelo; we debuted our relationship with Home Hardware; and, just after the quarter ended, we announced a new partnership with CruiseShipCenters," said Rupert Duchesne, President and CEO, Aeroplan. "Aeroplan was recognized by our industry peers with an award for innovation honouring the launch of ClassicPlus Flight Rewards. Where it concerns sponsorships, we, along with the Art Gallery of Ontario, launched The Grange Prize for contemporary photography."

Aeroplan Financial Performance

Gross billings from the sale of Aeroplan Miles for the three months ended March 31, 2007 amounted to $228.0 million compared to $201.5 million for the three months ended March 31, 2006, representing an increase of $26.5 million or 13.1%. This increase is primarily attributable to an increase of 1.9 billion or 11.5% Aeroplan Miles sold as a result of higher sales to accumulation partners. The overall increase reflects growth in consumer spending and credit and charge card usage, which translates into increased volume from the credit and charge card accumulation partners; as well as the positive momentum experienced by the travel industry in general, which has positively affected Air Canada and its affiliates.

.../2

Total revenue for the quarter ended March 31, 2007 was $245.3 million, up 22.6% from $200.1 million for the same quarter of 2006. This increase was mainly driven by increased redemption activity during the quarter and higher breakage revenue.

Cost of rewards amounted to $155.1 million for the first quarter of 2007, compared to $124.9 million for the corresponding quarter of 2006, an increase of 24.2%, primarily attributable to a higher volume of miles redeemed.

Operating income amounted to $48.1 million for the quarter ended March 31, 2007, compared to $39.0 million for the corresponding quarter of 2006; a 23.3% increase mainly attributable to higher gross margin, partially offset by increased operating expenses.

At the end of the first quarter, Aeroplan had $643.6 million of cash, cash equivalents and short-term investments, including the Aeroplan redemption reserve of $400 million.

Adjusted EBITDA and distributable cash amounted to $60.0 million and $60.1 million, respectively, compared to $54.4 million and $48.4 million for the first quarter of 2006.

Recent Corporate Developments

Number of units

On March 14, 2007, ACE Aviation Holdings Inc. (ACE) exchanged 40,545,835 units of Aeroplan for an equivalent number of units of Aeroplan Income Fund in accordance with the terms of the investor liquidity agreement entered into at the time of the initial public offering of Aeroplan Income Fund, and distributed 20,272,917 Aeroplan Income Fund units to its shareholders as part of its Plan of Arrangement approved in October of 2006.

As a result of the exchange, Aeroplan Income Fund has 200,000,000 units issued and indirectly holds 100% of the issued units of Aeroplan Limited Partnership. ACE holds 80,285,585 units of Aeroplan Income Fund, representing 40.1% of the units issued, with the public holding the balance.

.../3

Partnerships and Rewards

Best Western International – Aeroplan's first "direct connect" hotel partner

On January 9, 2007, Aeroplan announced that Best Western International had become the first hotel partner to offer a totally web-based solution for searching, booking and confirming hotel stay redemptions using Aeroplan Miles, joining Aeroplan's three car partners – Avis, Hertz and National – that already offer completely web-based redemptions through Aeroplan.com. Unlike other loyalty and travel programs – which use a certificate-only or call centre-based booking process – Aeroplan enables its members to search Aeroplan.com for the Best Western property of their choice, make their booking online and receive an immediate confirmation of the booking from the hotel. This hassle-free redemption method eliminates the need for vouchers and coupons and, because the process is immediate, there is no longer a need to book seven days in advance or call the hotel chain to make the reservation. What's more, reservations may be cancelled for a full refund of Aeroplan Miles (provided that the cancellation is made in accordance with the reservation's terms and conditions).

Aeroplan has also teamed with Best Western to introduce another reward option: for only 12,000 Aeroplan Miles, members may obtain a C$100 Best Western Travel Card. Used by guests to pay for both accommodations and related incidentals (such as room service and phone charges), the Best Western Travel Card is accepted at Best Western hotels worldwide.

Barcelo Hotels & Resorts

As of January 11, 2007, visitors to Barcelo Hotels & Resorts can now enjoy their vacation and earn Aeroplan Miles. Registered Aeroplan members can earn Aeroplan Miles by staying at any Barcelo property at published, corporate, preferred, or BarceloBest Available rates. On stays of seven days or more, Aeroplan members may earn 1,000 Aeroplan Miles at a Barcelo Premium brand property, 750 Aeroplan Miles at a Barcelo property or 500 Aeroplan Miles at a Barcelo Comfort brand location. Additional miles may be earned at select properties on a promotional basis. Members may book their stay at http://www.barcelo.com or directly with the hotel or through a travel agent.

Barcelo Hotels & Resorts offers more than 130 hotels and resorts in 14 countries, and Barcelo all-inclusive resorts are located in popular warm-weather destinations throughout Mexico, the Dominican Republic, Cuba, Costa Rica and Nicaragua.

.../4

Home Hardware

On February 26, 2007, Aeroplan officially launched its partnership signed in 2006 with Home Hardware, Canada's largest independent home improvement retailer. The exclusive multi-year partnership allows Aeroplan members to earn one Aeroplan Mile for every $2 spent at the more than 1,000 Home Hardware, Home Building Centre, Home Hardware Building Centre and Home Furniture stores across Canada. Additionally, Aeroplan members can redeem Aeroplan Miles for Home Hardware Gift Cards.

Home Hardware also marked the launch of the partnership with a one million mile donation to Kids' Horizons, a partner in Aeroplan's Beyond Miles program. Kids' Horizons supports paediatric hospitals across the country including SickKids Foundation, one of Home Hardware's three national charities. One million miles represents up to 66 flights for children in need of care, and their families.

CruiseShipCenters

On April 2, 2007, Aeroplan and CruiseShipCenters International Inc. announced a multi-year agreement to offer Aeroplan Miles on cruise vacations booked at one of the company's more than 98 retail locations or online at www.cruiseshipcenters.ca.

Aeroplan members who book their vacation through CruiseShipCenters may accumulate Aeroplan Miles for any cruise on all major cruise lines worldwide. Those who love to cruise can now earn 1 Aeroplan Mile for every $2 spent; CruiseShipCenters' 7SEAS® Cruise Club members can earn up to double Aeroplan Miles.

Sponsorships

Art Gallery of Ontario

February 6, 2007 was an auspicious day for Aeroplan as the company and the AGO announced a partnership to establish The Grange Prize, an annual award recognizing the work of Canadian and international contemporary photographers.

Named in honour of the AGO's historic home, The Grange Prize is the largest of its kind in Canada. The winner of the $50,000 prize will be selected from among five Canadian and international artists each year. The international candidates for the award will be invited to Canada for artist-in-residency programs at art centres or photography schools. A student or practising photographer will also be selected to intern with each international candidate.

The first Grange Prize recipient will be announced in spring 2008.

.../5

Industry recognition: ClassicPlus Flight Rewards

On February 27, 2007, Aeroplan was awarded with the Frequent Flyer Program (FFP) Innovation Silver Award for the development and launch of its innovative ClassicPlus Flight Rewards.

ClassicPlus Flight Rewards is designed to offer Aeroplan members unrestricted access to available seat inventory across the Air Canada and Air Canada Jazz networks in both Economy and Executive Class. ClassicPlus Flight Rewards offers unparalleled flexibility for reward travel, complementing Aeroplan's existing ClassicFlight Rewards and global Star Alliance Flight Rewards.

Aeroplan was amongst 20 nominees for the FFP Innovation Award, introduced this year by Airline Information and Global Flight, co-founders of the FFP Conference. Airline employees working in the frequent flyer area voted for the best program, making this award particularly prestigious as the only industry FFP Award where industry frequent flyer executives recognize their best peers in the field.

Non-GAAP Measures

In order to provide a better understanding of the results, Aeroplan uses the following terms:

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")

EBITDA adjusted for certain factors particular to Aeroplan's business, such as changes in deferred revenue and future redemption costs ("Adjusted EBITDA") is used by management to evaluate performance, and is used in measuring compliance with debt covenants and in making decisions relating to distributions to unitholders. Management believes Adjusted EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods and non-operating factors such as historical cost.

Adjusted EBITDA is a non-GAAP measurement and may not be comparable with similar measures reported by other entities, and is not considered an alternative to operating income or net income in measuring performance. For a reconciliation with GAAP, please refer to the Summary of Operating results and reconciliation of Adjusted EBITDA and Distributable Cash. Adjusted EBITDA should not be used as an exclusive measure of cash flow because it does not account for the impact of working capital growth, capital expenditures, debt repayment and other sources and uses of cash, which are disclosed in the statements of cash flows.

Refer to the attached schedule for a summary of operating results and reconciliation of Adjusted EBITDA and Distributable Cash.

.../6

Distributable Cash

Distributable cash is a non-GAAP measure generally used by Canadian open-ended trusts as an indicator of financial performance, and it should not be seen as a measurement of liquidity or a substitute for comparable metrics prepared in accordance with GAAP. Distributable cash may differ from similar calculations as reported by other entities and, accordingly, may not be comparable to distributable cash as reported by such entities.

Aeroplan intends to make equal monthly distributions to its partners of record on the last business day of each month. Management, the board of directors and the trustees will periodically review cash distributions in order to take into account Aeroplan's current and prospective performance.

Refer to the attached schedule for a reconciliation of Distributable Cash to cash flows from operations.

The unaudited interim financial statements and the Investor Presentation, as well as unaudited supplementary financial information will be accessible on Aeroplan's investor relations website at aeroplan.com.

Quarterly Investor Conference Call / Audio Webcast

Aeroplan will hold an analyst call at 10 a.m. (Eastern Time) on Thursday, May 10, 2007 to discuss its first quarter results. The call may be accessed by dialing 416-695-5261 within the Toronto area, or 877-888-3855 (toll free) outside of Toronto. The call will be simultaneously audio webcast at http://events.startcast.com/events/20/B0047.

The conference call webcast and the Investor Presentation will be archived on Aeroplan's investor relations website at aeroplan.com. A playback of the call can also be accessed until midnight ET, June 10, 2007 by dialing 416-695-5275, pass code 643683# from within the Toronto area, or 888-509-0081, pass code 643683# outside of Toronto.

About Aeroplan Income Fund

Aeroplan Income Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario, that holds all of the outstanding limited partnership units of Aeroplan.

About Aeroplan

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

.../7

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 60 world-class partners, representing more than 100 brands in the financial, retail and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles as detailed in the Aeroplan program terms and conditions.

For more information about Aeroplan, please visit www.aeroplan.com.

Caution Concerning Forward-Looking Statements

This news release should be read in conjunction with Aeroplan Income Fund's 2007 first quarter MD&A dated May 9, 2007 filed with Canadian securities regulatory authorities (available at www.sedar.com). Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business and its corporate structure. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, dependency on Aeroplan's top three accumulation partners, Air Canada or travel industry disruptions, reduction in activity, usage and accumulation of Aeroplan Miles, greater than expected redemptions for rewards, industry competition, supply and capacity costs, unfunded future redemption costs, seasonal nature of the business, regulatory matters, restrictions on certain unitholders and liquidity of units, as well as the other factors identified in the "Risks and Uncertainties Affecting the Business" section of the 2006 MD&A (available at www.sedar.com). The forward-looking statements contained in this discussion represent Aeroplan's expectations as of May 9, 2007, and are subject to change after such date. However, Aeroplan disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

- 30 -

For more information:

Media	Gillian Hewitt	416-352-3706	gillian.hewitt@aeroplan.com
Analysts	Trish Moran	416-352-3728	trish.moran@aeroplan.com

SUMMARY OF OPERATING RESULTS AND RECONCILIATION OF ADJUSTED EBITDA AND DISTRIBUTABLE CASH

(in thousands, except miles, unit and per unit information)	Three months ended March 31		%Δ
	2007	2006	
Number of Aeroplan Miles issued (in billions)	*18.4*	*16.5*	*11.5*
Number of Total Miles redeemed (in billions)	*18.6*	*15.6*	*19.2*
Number of Aeroplan Miles redeemed (in billions)	*16.3*	*13.0*	*25.4*
Gross Billings from the sale of Aeroplan Miles	**$227,977**	**$201,502**	*13.1*
Aeroplan Miles revenue	228,561	183,072	24.8
Tier management, contact centre management and marketing fees from Air Canada	3,701	3,152	17.4
Other revenue	13,052	13,834	(5.7)
Total revenue	245,314	200,058	22.6
Cost of rewards	(155,134)	(124,883)	24.2
Gross margin	90,180	75,175	20.0
Operating expenses, excluding depreciation and amortization	(39,403)	(32,438)	21.5
Depreciation and amortization	(2,704)	(3,742)	(27.7)
Operating income	**$48,073**	**$38,995**	**23.3**
Depreciation and amortization	2,704	3,742	
Change in deferred revenue			
Gross Billings from the sale of Aeroplan Miles	227,977	201,502	
Aeroplan Miles revenue	(228,561)	(183,072)	
Change in Future Redemption Costs[1] (Change in Net Aeroplan Miles outstanding x Average Cost of Rewards per Mile for the period)	9,787	(6,777)	244.4
Adjusted EBITDA	**$59,980**	**$54,390**	**10.3**
Net Interest Income (Expense) [2]	2,513	459	447.5
Maintenance Capital Expenditures[3]	(2,373)	(6,475)	(63.4)
Distributable Cash	**$60,120**	**$48,374**	**24.3**
Weighted average number of units	**199,539,544**	**200,000,001**	
Distributable Cash per unit	**$0.3013**	**$0.2419**	**24.6**
Net earnings, in accordance with GAAP	**$50,116**	**$38,985**	**28.6**
Earnings per unit, in accordance with GAAP	**$0.2512**	**$0.1949**	**28.9**
Distributions declared	**$42,000**	**$34,980**	**20.1**
Distributions declared per unit	**$0.2105**	**$0.1749**	**20.4**

(1) The per unit cost derived from this calculation is retroactively applied to all prior periods with the effect of revaluing the liability on the basis of the latest available average unit cost.

(2) Excludes amortization of deferred financing charges which are presented with interest.

(3) Maintenance capital expenditures in the comparative three month period ended March 31, 2006 have been restated to reflect the actual amount of maintenance capital expenditures incurred in that period. The amount previously reported for that period was based upon a pro-ration of the estimated yearly spend.

RECONCILIATION OF CASH FLOWS FROM OPERATIONS TO DISTRIBUTABLE CASH

(in thousands)	Three months ended March 31,	
	2007	**2006**
Cash flows from operations	**$73,229**	**$46,350**
Changes in non-cash working capital items	(21,235)	15,760
Stock-based compensation	(817)	(484)
Funding of stock-based compensation plans	1,529	-
Change in future redemption costs	9,787	(6,777)
Maintenance Capital Expenditures	(2,373)	(6,475)
Distributable cash	**$60,120**	**$48,374**
Distributions declared	**$42,000**	**$34,980**
Payout ratio – *Distributions declared / Distributable cash*	**70%**	**72%**

Form 52-109F2 - Certification of Interim Filings

I, Pierre Duhamel, Executive Vice President and Chief Financial Officer of AEROPLAN HOLDING GP INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AEROPLAN INCOME FUND (the "**issuer**") for the interim period ended March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 9, 2007

(signed) Pierre Duhamel

Pierre Duhamel
Executive Vice President and Chief Financial Officer

Form 52-109F2 - Certification of Interim Filings

I, Rupert Duchesne, President and Chief Executive Officer of AEROPLAN HOLDING GP INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AEROPLAN INCOME FUND (the "**issuer**") for the interim period ended March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 9, 2007

(signed) Rupert Duchesne

____

Rupert Duchesne
President and Chief Executive Officer

aeroplan

income fund

Interim Consolidated Financial Statements

For the three months ended
March 31st
2007 and 2006

UNAUDITED

Management's Report

The accompanying unaudited interim consolidated financial statements of Aeroplan Income Fund are the responsibility of management and have been approved by the Board of Trustees. The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited interim consolidated financial statements include some amounts and assumptions based on management's best estimates which have been derived with careful judgement.

In fulfilling its responsibilities, management of the Fund has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the financial statements. The Board of Trustees reviews and approves the Fund's unaudited interim consolidated financial statements.

May 9th, 2007

(signed) "Rupert Duchesne"

RUPERT DUCHESNE

President and Chief Executive Officer

(signed) "Pierre Duhamel"

PIERRE DUHAMEL

Vice President and Chief Financial Officer



income fund

Consolidated Statements of Operations

(in thousands of dollars, except unit and per unit amounts)

		Three months ended March 31	
		2007	2006
		(unaudited) Note 5	(unaudited)
Operating Revenue			
Aeroplan Miles revenue			
Aeroplan Miles redeemed		$ 39,015	$ -
Breakage		6,697	-
		45,712	
Tier management, contact centre management and marketing fees from Air Canada	Note 3	740	-
Other revenue		2,610	-
		49,062	-
Cost of rewards	Note 3	31,027	-
Gross margin		18,035	-
Operating Expenses			
Selling, general and administrative	Note 3	7,881	100
Depreciation and amortization		541	-
Amortization of accumulation partners' contracts and technology		3,762	-
		12,184	100
Operating Income		5,851	(100)
Distributions earned, prior to March 3, 2006, under cost accounting		-	3,352
Proportionate share of Aeroplan's net earnings from January 1, 2007 to March 13, 2007 and March 3 to March 31, 2006		19,226	2,226
Interest on long-term debt		(885)	
Interest income		1,320	4
Net earnings for the period		**$ 25,512**	**$ 5,482**
Weighted average number of Units		**161,102,876**	**35,041,296**
Earnings per unit			
Basic		**$ 0.1584**	**$ 0.1564**

The accompanying notes are an integral part of these interim financial statements.



income fund



Consolidated Statements of Financial Position

(in thousands of dollars, except unit and per unit amounts)

As at		March 31 2007 (unaudited)	December 31 2006
Assets			
Current assets			
Cash and cash equivalents	Note 7	$ 241,186	$ 32
Distribution receivable		-	6,962
Short-term investments	Note 7	402,464	-
Accounts receivable		65,920	-
Prepaid expenses		730	-
		710,300	6,994
Investment in Aeroplan, at equity in 2006	Note 5	-	1,375,588
Accumulation partners' contracts	Note 6	1,482,955	-
Property and equipment	Note 6	1,537	-
Software and technology	Note 6	77,251	-
Trade name	Note 5	275,000	-
Goodwill	Note 5	2,517,237	-
		$ 5,064,280	**$ 1,382,582**
Liabilities and Partners' Deficiency			
Current liabilities			
Accounts payable and accrued liabilities	Note 3	$ 55,725	$ -
Deferred revenue	Note 9	832,808	-
Distributions payable	Note 11	14,000	6,962
		902,533	6,962
Long-term debt	Note 8	298,901	-
Deferred revenue	Note 9	633,087	-
		931,988	-
Unitholders' equity	Note 12	3,229,759	1,375,620
		$ 5,064,280	**$ 1,382,582**
Guarantees, contingencies and commitments	Notes 3, 10 & 14		

Approved by the Trustees

(signed) Roman Doroniuk
Roman Doroniuk
Trustee

(signed) Pierre Marc Johnson
Pierre Marc Johnson
Trustee

The accompanying notes are an integral part of these interim financial statements.



aeroplan income fund

Consolidated Statements of Unitholders' equity

(In thousands of dollars, except unit and per unit amounts)

Three months ended March 31, 2007 and year ended December 31, 2006
(unaudited)

			Retained Earnings (Deficit)			
		Unitholders' capital	Accumulated Earnings	Distributions	Contributed Surplus	Total
Balance, December 31, 2005		$ 285,250	$ 4		$ -	$ 285,254
Breakdown of opening Retained Earnings (Deficit)			10,173	(10,169)		
Net earnings for the period			5,482			5,482
Issuance of 20,204,165 units at $12.40 each, on exchange of Aeroplan units	Note 12	250,532				250,532
Issuance of 500,000 units at $12.90 each, on exchange of Aeroplan units	Note 12	6,450				6,450
Monthly distributions	Note 11			(6,235)		(6,235)
Subtotal		542,232	15,655	(16,404)	-	541,483
Balance, March 31, 2006		$ 542,232	$ (749)		$ -	$ 541,483
Net earnings for the period			15,203			15,203
Issuance of 50,000,000 units at $17.00 each, on exchange of Aeroplan units		850,000				850,000
Monthly distributions				(31,066)		(31,066)
Subtotal		1,392,232	30,858	(47,470)	-	1,375,620
Balance, December 31, 2006		$ 1,392,232	$ (16,612)		$ -	$ 1,375,620
Net earnings for the period			25,512			25,512
Issuance of 60,000,000 units at $17.97 each, on exchange of Aeroplan units	Note 12	1,078,200				1,078,200
Issuance of 40,545,835 units at $19.40 each on exchange of Aeroplan units	Note 12	786,589				786,589
Monthly distributions	Note 11			(36,324)		(36,324)
Units held by stock-based compensation plans	Note 13	(7,463)			7,463	-
Accretion related to officers' compensation in the form of ACE options	Note 13				7	7
Accretion related to initial long-term incentive plan	Note 13				87	87
Accretion related to other stock-based compensation plans	Note 13				68	68
Subtotal		3,249,558	56,370	(83,794)	7,625	3,229,759
Balance, March 31, 2007		$ 3,249,558	$ (27,424)		$ 7,625	$ 3,229,759

The accompanying notes are an integral part of these interim financial statements.





Consolidated Statements of Cash Flows

(in thousands of dollars, except unit and per unit amounts)

	Three months ended March 31	
	2007	2006
	(unaudited)	(unaudited)
Cash flows from (used in)		
Operating activities		
Net earnings for the period	$ 25,512	$ 5,482
Items not affecting cash		
Depreciation & amortization	4,303	-
Stock-based compensation	162	-
Distributions earned	-	(3,352)
Proportionate share of Aeroplan's net earnings from March 3, 2006	(19,226)	(2,226)
Changes in non-cash working capital items and deferred revenue		
Related party accounts payable and/or receivable	21,028	100
Third party accounts receivable	815	-
Third party accounts payable and accrued liabilities	(191)	-
Deferred revenue	(117)	-
Other	117	-
	6,891	(5,478)
	32,403	4
Investing activities		
Increase in cash on consolidation of subsidiary	220,460	-
Change in short-term investments	(48)	-
Additions to property, equipment, software and technology	(475)	-
Distributions received from Aeroplan	22,324	5,028
	242,261	5,028
Financing activities		
Monthly distributions	(33,486)	(5,028)
	(33,486)	(5,028)
Net change in cash and cash equivalents	241,178	4
Cash and cash equivalents, beginning of period	8	4
Cash and cash equivalents, end of period	**$ 241,186**	**$ 8**
Interest paid	**$ -**	**$ -**

The accompanying notes are an integral part of these interim financial statements.

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

1. Description of Aeroplan

Aeroplan Income Fund ("Aeroplan") is an unincorporated, open-ended trust established under the laws of the Province of Ontario on May 12, 2005 pursuant to Aeroplan's Declaration of Trust. Aeroplan qualifies as a "mutual fund trust" for the purposes of the Income Tax Act (Canada). The principal and head office of Aeroplan is located at 5100 de Maisonneuve Boulevard West, Montreal, Québec, H4A 3T2. Aeroplan has been established to acquire and hold, directly or indirectly, investments in Aeroplan Limited Partnership ("the Partnership") and its general partner Aeroplan Holding GP Inc. ("General Partner"), a customer loyalty marketing company, and such other investments as the Trustees may determine.

2. Summary of significant accounting policies

Basis of presentation

These unaudited consolidated interim financial statements have been prepared in accordance with the requirements of the Canadian Institute of Chartered Accountants (CICA) handbook section 1751, *Interim Financial Statements*. Accordingly, certain information and note disclosures normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles have been omitted or condensed. These interim financial statements should be read in conjunction with the annual audited consolidated financial statements of Aeroplan for the year ended December 31, 2006.

In the opinion of management, these interim financial statements include all adjustments considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. Except as otherwise indicated hereunder, these interim financial statements have been prepared using the same policies and methods of computation as the annual consolidated financial statements of Aeroplan for the year ended December 31, 2006.

Principles of consolidation

These financial statements include the accounts of Aeroplan, Aeroplan Trust (the "Trust"), its wholly-owned holding trust, and from March 14, 2007, the consolidated accounts of the Partnership, the variable interest entity for which Aeroplan is the primary beneficiary (see note 5). For the results of operations, financial position and cash flows of the Partnership refer to the financial statements of the Partnership. Prior to March 14, 2007, Aeroplan accounted for its investment in the Partnership under either the cost or equity methods depending upon its level of ownership. All inter-company and inter-entity balances and transactions are eliminated.

Variable interest entities

Accounting Guideline 15 (AcG-15) relates to consolidation principles for certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG-15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its consolidated financial statements.

An entity is classified as a variable interest entity ("VIE") under AcG-15 if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors that cannot make significant decisions about the entity's

operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that will absorb a majority of the expected losses or will receive the majority of the expected residual returns or both, as a result of ownership, contractual or other financial interests in the VIE.

Management has reviewed its ownership, contractual, and financial interests in other entities and determined that other than the consolidation of the consolidated accounts of the Partnership, this guideline does not impact the financial statements of Aeroplan.

Revenue recognition and cost of rewards

Aeroplan derives its revenues primarily from the sale of Aeroplan Miles to Air Canada, its affiliates and other Accumulation Partners, which are referred to as Gross Billings. Aeroplan Miles issued for promotional purposes, at a discount or no value, are also included in Gross Billings at their issue price. These Gross Billings are deferred and recognized as revenue either upon the redemption of Aeroplan Miles by members or in accordance with the accounting policy for breakage. Revenue recognized per Aeroplan Mile redeemed is calculated on a weighted average basis. Breakage represents the estimated Aeroplan Miles that are not expected to be redeemed by members. Breakage is estimated by management based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The estimated breakage factor used is 17%. Aeroplan's policy is to review the breakage estimate with the assistance of two independent firms of experts every two years or earlier if monitoring of pertinent indicators by management suggests that a significant change in breakage may have occurred. In accordance with this policy, management obtained two reports on breakage in 2006. As these studies were based on data up to December 31, 2005, which did not take into account the impact of the ClassicPlus Flight rewards program introduced in October of 2006, management will have these reports updated in 2007. Changes in the breakage factor are accounted for as follows: in the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to revenue; and for subsequent periods, the revised estimate is used. Breakage is recognized rateably over a period of 30 months, the estimated average life of an Aeroplan Mile.

In limited circumstances, Aeroplan may sell Aeroplan Miles directly to members. Revenue from these sales to members is recognized at the time the member redeems Aeroplan Miles for rewards.

Cost of rewards representing the amount paid by Aeroplan to Air Canada or other Redemption Partners is accrued when the member redeems the Aeroplan Miles.

Fees charged to Air Canada for the management of the frequent flyer tier membership program, for the management of the contact centre and for marketing services are recognized when the services are rendered.

Other revenue consists primarily of charges to members for services rendered to members including booking, change and cancellation fees, and other miscellaneous amounts. Revenue from these sources is recognized when the service is performed.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Employee future benefits

All of the contact centre agents are employees of Air Canada, contractually assigned to Aeroplan and as such, for the purpose of preparing these financial statements, are considered to be Aeroplan's employees. These agents and certain administrative employees are members of Air Canada-sponsored defined benefit pension plans. The pension costs related to these employees are accounted for under defined contribution provisions as applicable in these circumstances. In addition, these employees also participate in Air Canada-sponsored health, life and disability future benefit plans.

Substantially all Aeroplan employees, excluding the contact centre agents, participate in Aeroplan's defined contribution pension plans established in 2002 and 2005, which provide pension benefits based on the accumulated contributions and fund earnings.

Aeroplan accounts for its employee future benefit costs following the standards on defined contribution plans. The cost of the future employee benefits includes the contributions required to be made by Aeroplan in the period, the interest on any estimated present value of any contributions required to be made by Aeroplan in future years related to current services and the amortization of past service costs and any related interest on future contributions. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

These financial statements do not include the share of any of the underlying assets and liabilities related to the pension plans.

Income taxes

Aeroplan is a mutual fund trust for income tax purposes. As a result, Aeroplan is only taxable on any amount not allocated to unitholders. These financial statements do not reflect any income taxes as Aeroplan is committed to distribute to its unitholders all or virtually all of its taxable income and taxable capital gains and Aeroplan intends to comply with the provisions of the Income Tax Act that permit the deduction of distributions to unitholders from Aeroplan's taxable income and taxable capital gains.

In late 2006, the Minister of Finance (Canada) announced draft tax legislation rendering income trusts taxable commencing in 2011. In the event Aeroplan becomes a taxable entity, income taxes payable will reduce net earnings and will affect funds available for distributions by an equivalent amount.

Distributions

Distributions payable by Aeroplan to its unitholders, which are determined at the discretion of the Trustees, are recorded when declared.

Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Gains and losses are included in income for the year. Non-monetary assets, liabilities, revenues and expenses arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction.

Financial instruments

Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in non-operating income. Financial assets classified as held-to-maturity, loans and receivables, or other financial liabilities not classified as held-for-trading, are measured at amortized cost using the effective interest method of amortization. Guarantees that meet the definition of a guarantee pursuant to Accounting Guideline 14 (AcG- 14), Disclosure of Guarantees, are valued at fair value at the inception of the obligation, and are amortized over the term of the guarantee.

Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For financial instruments not designated as held-for-trading, transaction costs are capitalized and added to the amount of the related financial instrument.

Aeroplan has classified its financial instruments as follows:

- cash and cash equivalents and short-term investments are classified as held to maturity and measured at amortized cost. Cash and cash equivalents and short-term investments are presented with accrued interest thereon;
- accounts receivable are classified as loans and receivables and are measured at amortized cost;
- accounts payable and accrued liabilities, distributions payable, and long-term debt are classified as other financial liabilities and are measured at amortized cost.

Comprehensive Income consists of Net Income and Other Comprehensive Income ("OCI"). OCI represents changes in Partners' equity during a period arising from transactions and other events with non-owner sources that are recognized in Comprehensive Income, but excluded from Net Income. Aeroplan has no OCI, consequently, net income equals comprehensive income.

Cash and cash equivalents

Cash and cash equivalents consist of funds in current operating bank accounts, term deposits and fixed income securities with an original term to maturity of three months or less. The weighted average effective interest rate earned on investments at March 31, 2007 was 4.3%.

Short-term investments

Short-term investments consist of fixed income securities with an original term to maturity of less than one year and greater than three months. The weighted average interest rate earned on investments at March 31, 2007 was 4.3%.

Property and equipment

Property and equipment are recorded at cost and amortized over their estimated useful lives, using the straight-line method, as follows:

Furniture and fixtures	3 to 10 years
Computer hardware	3 years
Leasehold improvements	Over the term of the lease

Property and equipment are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. When such a situation arises, the future cash flows associated with the particular asset's use and disposition are compared to its carrying amount to determine if the carrying amount is recoverable. Any impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value.

Accumulation Partners' Contracts and Software and technology

Accumulation partners' contracts and software and technology are considered long-lived assets with finite lives. Accumulation partners' contracts are recorded at cost and are amortized using the straight-line method over their estimated lives, typically 15 -25 years.

Software and technology are recorded at cost and amortized using the straight-line method over 5 years. Software under development includes costs paid to third parties such as consultants' fees and other direct costs of development. Amortization will commence upon completion of development once the software is available for use.

Accumulation partners' contracts and software and technology are tested for impairment in the same manner as property and equipment.

Trade name and Goodwill

Trade name, which is considered an intangible asset with an indefinite life, is recorded at cost, and is not amortized but instead is tested for impairment annually, or more frequently should events or changes in circumstances indicate that the trade name may be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount exceeds the fair value, the trade name is written down to its fair value.

Goodwill is recorded at cost and is not amortized. Instead, goodwill is tested for impairment annually and when an event or circumstances have occurred that more likely than not reduce the fair value of the reporting unit below its carrying value. Aeroplan is a single reporting unit. The impairment test is carried out in two steps. First, the carrying amount of Aeroplan, including goodwill, is compared to its quoted market value. If the quoted market value exceeds the carrying amount, goodwill is not considered to be impaired, and therefore the second step of the impairment test is unnecessary.

The second step is performed when the carrying amount of the reporting unit exceeds its quoted market value. In such a case, the implied fair value of goodwill, determined in the same manner as the respective value would be determined in a business combination, is compared with its carrying amount in order to measure the amount of the impairment loss, if any.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

Stock-based compensation

Management employee unit purchase plan. On January 1, 2006, Aeroplan established a unit ownership purchase plan allowing eligible employees to invest up to 5% of their salary for the purchase of Aeroplan Units on the secondary market. Aeroplan's yearly cash contribution, which is based on performance, measured as a function of distributions paid compared to target distributions as established by the board of directors and will range between 33.33% and 100% of the employee contributions depending on whether such target distributions are met or exceeded by at least 15%, is charged to earnings as compensation expense over the performance period, based on the estimated annual performance.

Participation in ACE Aviation Holdings Inc.'s ("ACE")'s stock-based compensation plan. An officer of Aeroplan participates in ACE's stock-based compensation plan. Compensation costs related to the 75,000 ACE options granted , which were exercisable at $20 each and had a total fair value of $570,000 at the grant date, are charged to compensation expense over the vesting period (4 years), with the corresponding equity contribution being accreted to contributed surplus.

Initial Long-Term Incentive Plan. Aeroplan has made certain commitments in connection with the granting of Aeroplan Units to key employees, as a one-time special award to recognize their efforts in the creation of Aeroplan and completion of the initial public offering and to provide them with incentive compensation under an Initial Long-Term Incentive Plan. On March 30, 2006, ACE transferred 500,000 Aeroplan Units to a trust for the purpose of funding the Initial Long-Term Incentive Plan. Under the terms of the plan, 50% of the Aeroplan Units granted are subject to vesting conditions based on Aeroplan's performance and the remaining 50% based on time. Performance based Units vest at the end of each performance period if distributable cash targets established by the board of directors for each of the periods ended December 31, 2005, 2006 and 2007 are met, or on a cumulative basis at the end of the following performance period if such targets are met in that following performance period. Time based Units vest at the end of the three year period ending on June 29, 2008. Compensation costs related to the Aeroplan Units contributed by ACE are charged to compensation expense over the vesting period, as vesting conditions are met and based on the estimated annual performance, with the corresponding equity contribution being accreted to contributed surplus. Distributions declared by Aeroplan on the Units granted ultimately accrue to the employees. Forfeited Units, to the extent they were contributed by ACE, and accumulated distributions thereon accrue to ACE. The trust is a VIE with respect to the Partnership, and as such, it is consolidated with the Partnership's and Aeroplan's financial statements. Unvested Units contributed by ACE are credited to contributed surplus at their aggregate value on March 30, 2006, the contribution date, with an equivalent reduction of unitholders' capital. Compensation expense under this plan is charged to earnings over the vesting period, with a corresponding increase to equity.

On-Going Long-Term Incentive Plan. Under the terms of the Aeroplan On-Going Long-Term Incentive Plan, eligible employees are entitled to yearly Aeroplan Unit grants determined on the basis of a percentage of their annual base salary. The Units, which are held in a trust for the benefit of the eligible employees, vest at the end of a three year period (the "Performance Cycle"), commencing January 1 of the year in respect of which they are granted, subject to achieving distributable cash targets, established by the board of directors for the Performance Cycle. Aeroplan will purchase the Units on the secondary market. Distributions declared by Aeroplan on any Units granted under this plan, may be invested in additional Units, which will vest concurrently and proportionately with the Units granted. Forfeited Units and accumulated distributions thereon accrue to Aeroplan. The trust is a VIE entity with respect to the Partnership, and as such, it is consolidated with the Partnership's and Aeroplan's financial statements. The fair value of Aeroplan's Units, which approximates their cost under this plan, is charged to earnings as compensation expense over the vesting period, with a corresponding increase to equity. Aeroplan's cost of the units held is presented as a reduction of unitholders' capital. Estimated compensation costs relative to this plan are accrued on the basis of actual performance relative to targets.

Omnibus Plan. The Omnibus Compensation and Incentive Plan has been established in order to attract and/or retain employees. Vesting conditions vary at the time of grant but are typically time and performance based, with Units vesting 3 years after the grant. Distributions declared by Aeroplan on any Units granted under this plan, may be invested in additional Units, which will vest concurrently with the Units granted. Forfeited Units and accumulated distributions thereon accrue to Aeroplan. The trust is a VIE with respect to the Partnership, and as such, it is consolidated with the Partnership's and Aeroplan's financial statements. The fair value of Aeroplan's Units, which approximates their cost under this plan, is charged to earnings as compensation expense over the vesting period, with a corresponding increase to equity. Aeroplan's cost of the units held is presented as a reduction of unitholders' capital.

Earnings per unit

Earnings per unit is calculated on a weighted average number of units outstanding basis. Units held under the various stock-based compensation plans reduce the weighted average number of Aeroplan's outstanding units from the date they are contributed into the plan.

Future Accounting Changes

Capital Disclosures and Financial Instruments – Presentation and Disclosure

The CICA issued three new accounting standards: section 1535, *Capital Disclosures*, section 3862, *Financial Instruments – Disclosures*, and section 3863, *Financial Instruments – Presentation*. These new standards will be effective for fiscal years beginning on or after October 1, 2007, and Aeroplan will adopt them on January 1, 2008. Management is in the process of evaluating the effect of the adoption of the new standards on Aeroplan's financial statements.

Section 1535 establishes disclosure requirements about an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, *Financial Instruments – Disclosure and Presentation*, revising and enhancing disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

3. Related party transactions

The transactions between Air Canada, other ACE affiliates and the Partnership described below are recorded at the exchange amount.

Contractual and commercial practices with Air Canada and other entities under the control of ACE

Air Canada and other ACE subsidiaries, as a group, are one of Aeroplan's largest commercial partners. Air-travel related rewards as well as certain management and business services are provided by Air Canada to Aeroplan. Aeroplan also provides Air Canada with certain services related to tier management, member redemption and marketing activities.

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

The related party transactions resulting from the application of the commercial and contractual practices were as follows:

	March 31, 2007
	$
	(unaudited)
Balance Sheet	
Accounts payable and accrued liabilities	23,270

The following table summarizes the related party transactions resulting from the application of the commercial and contractual practices included in the statement of operations:

	March 14, 2007 to March 31, 2007
	$
	(unaudited)
Statement of Operations	
Revenue from tier management, contact centre management and marketing fees	740
Cost of rewards	28,218
Operating expenses	3,634

The following table represents Gross Billings charged to Air Canada and its affiliates for Aeroplan Miles issued to members compared to total Gross Billings charged to all Accumulation Partners (including Air Canada and its affiliates):

	Gross Billings to Air Canada and its Affiliates	Gross Billings
	$	$
	(unaudited)	(unaudited)
March 14, 2007 to March 31, 2007	12,732	45,595

Cash Management

Air Canada collects credit card payments on Aeroplan's behalf. Amounts from these transactions, totaling $3.2 million for the period from March 14, 2007 to March 31, 2007, are settled through the inter-company accounts.

In addition, Air Canada acts as a clearing house for substantially all Gross Billings and reward purchasing transactions between Aeroplan and airlines other than Air Canada. Air Canada collects and pays the accounts receivable and accounts payable on Aeroplan's behalf. Net purchase amounts resulting from

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

these transactions, which amounted to $1.5 million from March 14, 2007 to March 31, 2007, are settled through the inter-company accounts.

Guarantees

Aeroplan is jointly and severally liable for its own obligations and those of certain companies subject to common control by ACE, pursuant to a merchant services agreement entered into with First Data Loan Company, Canada, in the event that such entities were unable to fulfill their obligations related to airline and tour tickets sold in advance and charged to the credit cards processed under the agreement. The term of this agreement ends on September 30, 2008. The maximum exposure related to this guarantee, which ranks ahead of the security granted under the credit facilities described in note 8, at March 31, 2007 was estimated to be $190.6 million. Management has estimated the fair value of this guarantee to be insignificant since no payment is expected to be required under this guarantee as Air Canada is not expected to default on its obligations. Consequently, no liability was recorded on initial recording of the guarantee.

Commercial and other agreements

Aeroplan has entered into various agreements with Air Canada governing the commercial relationship between Aeroplan and Air Canada. Inter-company transactions resulting from these agreements are measured at the exchange amount, being the amount agreed to between the parties. The aggregate effect of these transactions is disclosed in the tables above.

The following is a summary of the relevant financial terms related to these agreements.

Commercial Participation and Services Agreement *("CPSA")*

This agreement, which was amended on October 13, 2006 and expires on June 29, 2020, covers the terms and conditions of the purchase of air travel rewards by Aeroplan from Air Canada and its affiliates, the purchase of Aeroplan Miles by Air Canada and its affiliates for issuance to members and the management of the tier membership program for certain Air Canada customers. Pursuant to the CPSA, Aeroplan is required to purchase annually a minimum number of reward travel seats on Air Canada and its affiliates, which number is based on a function of the number of seats utilized in the three preceding calendar years. Based on the three years ended December 31, 2006, the Partnership is required to purchase reward travel seats with an exchange amount of approximately $296.1 million each year. Air Canada is also required to purchase a pre-established number of Aeroplan Miles at a specified rate. Aeroplan is required to perform certain marketing and promotion services for Air Canada including contact centre services for the management of the frequent flyer tier membership program for a fee based on actual costs, on a fully allocated basis, plus an administrative fee. Aeroplan's ability to respond to members' requests for future rewards will depend on Air Canada's ability to provide the requested number of seats.

Revenue earned and expenses incurred under this agreement are included in "Tier management, contact centre management and marketing fees" and "Cost of rewards", respectively in the tables above.

Aeroplan has also agreed to indemnify Air Canada, its affiliates and representatives from any claims arising out of any changes made at any time by Aeroplan to the Aeroplan Program to the extent such changes are implemented to address fluctuations in breakage related to the liability attached to miles issued prior to January 1, 2002.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

Master Services Agreement *("MSA")*

Under this agreement, which expires concurrently with the CPSA on June 29, 2020, Air Canada has agreed to provide certain administrative services to Aeroplan in return for a fee. The fees paid under this agreement, which are included in operating expenses in the table above, amounted to $0.9 million for the period from March 14, 2007 to March 31, 2007.

The agreement may be terminated by Aeroplan with six months prior written notice and by Air Canada with eighteen months prior written notice. The agreement terminates automatically if the CPSA is terminated.

General Services Agreement *("GSA")*

This agreement, which may be terminated by either party with six months prior written notice, provides Aeroplan with the services of certain unionized employees of Air Canada. Aeroplan is required to reimburse Air Canada for all salary and benefit costs incurred in connection with the assigned employees, including annual special payments detailed below to compensate Air Canada for the share of the unfunded pension deficiencies related to the assigned employees described below.

The fees paid under this agreement, which are included in operating expenses in the table above, amounted to $2.7 million from March 14, 2007 to March 31, 2007.

Pursuant to the adoption of the Air Canada Pension Plan Solvency Deficiency Funding Regulations on August 9, 2004, Air Canada was required to make certain special payments related to funding deficiencies of its registered pension plans. These special payments may be made over a ten-year period and are based on certain actuarial calculations to be made on a periodic basis. Under the GSA, Aeroplan has agreed to pay a portion of the special payments related to plans in which Aeroplan employees participate based on an estimate of the portion of the solvency deficiencies of Air Canada's pension plans attributable to Aeroplan employees at January 1, 2005. Operating expenses in respect of this agreement include $0.1 million related to special payments from March 14, 2007 to March 31, 2007.

Remaining maximum payments in respect of the special payments should not exceed $12.7 million over the period ending December 31, 2013. The obligation in respect of special payments survives early termination. In the event that all the assigned employees become Aeroplan employees, Aeroplan shall assume all liabilities with respect to the assigned employees as of the transfer date.

The following table sets out the remaining maximum payments for the corresponding period:

Year	Amount
	$
	(unaudited)
2007	1,388
2008	1,851
2009	1,883
2010	1,883
2011	1,883
Thereafter	3,766
	12,654

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

These commitments have not been presented in the statement of financial position as they represent contributions for future services of the respective employees.

Aeroplan has indemnified Air Canada and its directors, officers, employees and agents against potential claims and grievances arising from the assignment to Aeroplan of the employees.

Leases

Aeroplan is party to real estate leases with Air Canada for its premises in Vancouver and Toronto. The leases are for five-year terms and at commercial rates, commencing January 1, 2004 with certain renewal and expansion rights (see note 14).

The above-noted lease for the Toronto premises was assigned to a third party on April 1, 2007 as a result of the sale of the building by Air Canada.

4. Major Accumulation Partners

Air Canada and its affiliates and two other major Accumulation Partners account for a significant percentage of Gross Billings. Since Aeroplan's revenues are recognized based on redemptions by members as opposed to the issuance of Aeroplan Miles to members by the Accumulation Partners, the information on major customers is based on the Gross Billings of Aeroplan Miles issued through each Accumulation Partner to Aeroplan members. Gross Billings for each Accumulation Partner represent the contracted amounts received or receivable from Accumulation Partners during each period. Air Canada and its affiliates and the other Accumulation Partners accounted for significant issuance of Aeroplan Miles as follows:

	Air Canada and affiliates	Accumulation Partner A	Accumulation Partner B
	%	%	%
	(unaudited)	(unaudited)	(unaudited)
March 14, 2007 to March 31, 2007	28	47	13

Due to the different nature of the businesses carried on by Aeroplan's Accumulation Partners and the relative size of the major Accumulation Partners, management considers any other concentration of credit risk not to be significant.

5. Investment in Aeroplan & Aeroplan Holding GP Inc.

On January 1, 2006, Aeroplan owned 28,750,000 limited partnership units or 14.4% of the Partnership at a net cost of $285.3 million. ACE held 171,250,000 units or 85.6% of the Partnership.

On March 3, 2006 and March 31, 2006, ACE exchanged 20,204,165 and 500,000 Partnership units for Aeroplan Units pursuant to the investors' liquidity agreement (the "Investors' Liquidity Agreement") dated June 29, 2005. The 20,204,165 Aeroplan Units were then distributed to ACE's shareholders and the 500,000 Aeroplan Units were contributed to a trust in order to fund grants to employees under Aeroplan's Initial Long-term Incentive Plan. On December 28, 2006, ACE exchanged 50,000,000 Partnership units for Aeroplan Units which were distributed to ACE's shareholders of record on January 10, 2007. As a

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

result of these transactions, at December 31, 2006, Aeroplan held 49.7% of the Partnership, with ACE holding the remaining 50.3%.

On January 10, 2007 and March 14, 2007, ACE exchanged 60,000,000 and 40,545,835 respectively, Partnership units for Aeroplan Units pursuant to the investors' liquidity agreement. Immediately following the March 14, 2007 exchange, 20,272,917 Aeroplan units held by ACE were distributed to ACE's shareholders of record on March 14, 2007. As a result of these transactions, at March 14, 2007, Aeroplan held 200,000,000 limited partnership units or 100% of Aeroplan.

From January 1, 2006 up to March 3, 2006 Aeroplan's investment in the Partnership was recorded at cost. From March 3, 2006 up to and including March 13, 2007, Aeroplan accounted for its investment in the Partnership under the equity method and recorded its proportionate share of the Partnership's net earnings, calculated on the same basis as if they had been consolidated, taking into account the increases and decreases in ownership as step acquisitions under the purchase method of accounting for investments from the date on which they occurred. Under the equity method, distributions declared and paid by the Partnership reduced the carrying value of the investment.

As a result of the March 14, 2007 transaction, the Partnership is consolidated, as a variable interest entity, in the accounts of Aeroplan and accordingly, as of March 14, 2007, Aeroplan has changed its basis of accounting for its investment in the Partnership from the equity method to consolidation.

For each of the acquisition dates, an independent valuation of the identifiable assets of the Partnership was obtained. The fair value of the identifiable assets and their estimated useful life is detailed as follows:

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

in millions	June 30, 2005	Mar. 3, 2006	Dec. 28, 2006	Jan. 10, 2007	Mar. 14, 2007	Aeroplan's proportionate share						Estimated useful life (years)
						June 30, 2005 14.4%	Mar. 3, 2006 10.3%	Dec 28, 2006 25%	Jan 10, 2007 30%	Mar 14, 2007 20.3%	Total 100%	
	$	$	$	$	$	$	$	$	$	$	$	
Price per Unit	**10.00**	**12.40**	**17.00**	**17.97**	**19.40**							
Fair value of Aeroplan	2,000.0	2,480.0	3,400.0	3,594.0	3,880.0	288.0	256.9	850.0	1,078.2	786.6	3,259.7	
Net book value of Aeroplan	(977.0)	(992.0)	(1,000.0)	(1,000.0)	(988.8)	(140.7)	(102.2)	(250.0)	(300.0)	(200.5)	(993.3)	
Purchase price discrepancy, allocated as follows:	**2,977.0**	**3,472.0**	**4,400.0**	**4,594.0**	**4,868.8**	**428.7**	**359.1**	**1,100.0**	**1,378.2**	**987.0**	**4,253.1**	
Intangible Assets												
Finite life												
Accumulation Partners' contracts	1,220.0	1,220.0	1,600.0	1,600.0	1,610.0	175.7	125.7	400.0	480.0	326.4	1,507.7	15 and 25
Software and Technology	39.0	39.0	40.0	40.0	40.0	5.6	4.0	10.0	12.0	8.1	39.7	5
	1,259.0	1,259.0	1,640.0	1,640.0	1,650.0	181.3	129.7	410.0	492.0	334.5	1,547.5	
Indefinite life												
Trade name	260.0	260.0	280.0	280.0	280.0	37.4	26.8	70.0	84.0	56.8	275.0	Indefinite
Goodwill	1,458.0	1,953.0	2,480.0	2,674.0	2,938.8	210.0	202.7	620.0	802.2	595.8	2,430.6	Indefinite
	1,718.0	2,213.0	2,760.0	2,954.0	3,218.8	247.4	229.4	690.0	886.2	652.5	2,705.6	
	2,977.0	**3,472.0**	**4,400.0**	**4,594.0**	**4,868.8**	**428.7**	**359.1**	**1,100.0**	**1,378.2**	**987.0**	**4,253.1**	

Aeroplan's proportionate share of the Partnership's net earnings from January 1, 2007 to March 13, 2007 of $19.2 million includes an amortization charge of $11.2 million for finite life intangibles (Accumulation Partners' contracts and software and technology). By comparison, Aeroplan's proportionate share of the Partnership's net earnings from March 3, 2006 to December 31, 2006 of $17.8 million included an amortization charge of $11.9 million for finite life intangibles (Accumulation Partners' contracts and software and technology).

The following table details the carrying value of the investment:

in millions, except for unit amounts	March 13, 2007 (1)	December 31, 2006
	$	$
	(unaudited)	
28,750,000 units of the Partnership acquired on June 29, 2005, net of issue costs of $2.25 million	285.3	285.3
20,204,165 units exchanged by ACE on March 3, 2006	250.5	250.5
500,000 units exchanged by ACE and contributed to Aeroplan's Initial Long-term Incentive Plan on March 30, 2006	6.4	6.4
50,000,000 units exchanged by ACE on December 28, 2006	850.0	850.0
60,000,000 units exchanged by ACE on January 10, 2007	1,078.2	-
40,545,835 units exchanged by ACE on March 14, 2007	786.6	-
Proportionate share of the Partnership's net earnings since March 3, 2006	37.0	17.8
Priority distributions received	(0.5)	(0.5)
Distributions declared by the Partnership since March 3, 2006	(56.2)	(33.9)
	3,237.3	**1,375.6**

(1) Immediately prior to consolidation

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

6. Accumulation Partners' contracts, Property and equipment and Software and technology

	March 31, 2007		
	Cost	Accumulated depreciation and amortization	Net
	$	$	$
Accumulation Partners' contracts	**1,486,380**	**3,425**	**1,482,955**
Property and equipment			
Furniture, fixtures and computer hardware	425	11	414
Leasehold improvements	1,135	12	1,123
	1,560	**23**	**1,537**
Software and technology			
Software and technology	77,108	855	76,253
Software under development	998	-	998
	78,106	**855**	**77,251**

7. Aeroplan Miles Redemption Reserve

In conjunction with the issuance of units to Aeroplan and the bank financing entered into on June 29, 2005, the Partnership established the Aeroplan Miles redemption reserve (the "Reserve"). As at March 31, 2007 the Reserve amounted to $400.0 million and is included in cash and cash equivalents and short-term investments.

The amount of the Reserve, as well as the types of securities it may be invested in, are based on policies established by management of the Partnership, which may be reviewed periodically.

The Reserve may be used to supplement cash flows generated from operations in order to pay for rewards during unusually high redemption activity associated with Aeroplan Miles. Under the terms of the term facility, described in note 8, the Partnership was required to deposit the borrowed funds of $300.0 million into the Reserve. Any deposits of funds in non-Canadian dollar denominated investments are required to be hedged. At March 31, 2007, there were no non-Canadian dollar denominated investments.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

8. Long-Term Debt

The following is a summary of Aeroplan's authorized and outstanding credit facilities:

	Authorized	Drawn at March 31, 2007
	$	$
		(unaudited)
Revolving term facility (a)	75,000	-
Term facility (b),(c)	300,000	298,901
Acquisition facility (b)	100,000	-
Total	**475,000**	**298,901**

(a) The revolving term facility matures on June 29, 2009, or earlier at the option of Aeroplan and bears interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%.

Letter of credit
Aeroplan has issued an irrevocable letter of credit in the amount of $430,000, in order to meet its obligations under one of the non-registered defined contribution pension plans. This amount reduces the available credit under the revolving credit facility.

(b) The term and the acquisition facilities mature on June 29, 2009, or earlier at the option of Aeroplan and bear interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%. At March 31, 2007, borrowings under this facility were in the form of Bankers' Acceptances with a 90 day term and an effective interest rate of 5.4%. This facility was drawn in order to fund a portion of the $400.0 million Reserve, included in cash and cash equivalents and short-term investments.

(c) Borrowings under the term debt facility, in the form of Bankers' Acceptances, are recorded net of prepaid interest, in the amount of $1,099,000.

Borrowings under the credit facilities are secured by substantially all the present and future assets of Aeroplan, subject to the realization of any priority claims resulting from the joint and several guarantees under the agreement with First Data Loan Company, Canada as described in note 3.

The continued availability of the credit facilities are subject to Aeroplan's ability to maintain certain leverage, debt service and interest coverage covenants, as well as other affirmative and negative covenants.

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

9. Deferred Revenue

A reconciliation of deferred revenue, including deferred breakage, is as follows:

	March 31, 2007
	$
	(unaudited)
Opening balance as at March 14, 2007	1,466,012
Aeroplan Miles issued – Gross billings	45,595
Revenue recognized for Aeroplan Miles redeemed and breakage	(45,712)
Ending balance	1,465,895
Represented by:	
Current portion [a]	**832,808**
Long-term	**633,087**

[a] *The current portion is management's best estimate of the amount to be realized in the next twelve months, based on historical trends.*

10. Contingent liabilities

Air Canada Miles issued prior to January 1, 2002

In accordance with the CPSA, as amended, Air Canada is responsible for the cost of the redemption for air rewards of up to a maximum of 112.4 billion Air Canada Miles accumulated by members prior to January 1, 2002. As of March 31, 2007, 100.5 billion of those Air Canada Miles had been redeemed.

In the unlikely event that Air Canada is unable to meet its obligation, Aeroplan may be required to honor Air Canada's redemption obligation, which based on Aeroplan's current average redemption cost per mile, as calculated on the basis of the current average redemption cost calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of the various types of awards that members have selected, based on past experience, would amount to approximately $113.7 million at March 31, 2007.

Also under the CPSA, Aeroplan is responsible for any redemptions for air rewards of Air Canada Miles issued prior to January 1, 2002, in excess of the 112.4 billion Air Canada Miles. While on the basis of current estimates, Aeroplan does not expect such redemptions to exceed 112.4 billion Air Canada Miles, the maximum potential redemption cost of meeting this obligation if all 22.2 billion estimated broken but unexpired Air Canada Miles were to be redeemed, amounts to $211.2 million at March 31, 2007.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

As a result, the total maximum potential redemption cost to the Partnership for the total outstanding and unbroken Air Canada Miles issued prior to January 1, 2002 is estimated to be $324.9 million at March 31, 2007.

Management estimates that a 1% decrease in breakage related to the Air Canada Miles issued before January 1, 2002, would have an impact on cost of rewards and net earnings of approximately $30.0 million for the period in which the change occurred.

Aeroplan Miles issued after January 1, 2002

In addition, Aeroplan may be required to provide rewards to members for unexpired Aeroplan Miles accounted for as breakage on the Aeroplan Miles issued after December 31, 2001 for which the breakage revenue has been recognized or deferred and for which no liability has been recorded. The maximum potential redemption cost for such Aeroplan Miles is estimated to be $464.8 million at March 31, 2007. The potential redemption costs noted above have been calculated on the basis of the current average redemption cost calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of the various types of awards that members have selected, based on past experience.

Management estimates that a 1% change in breakage related to the Aeroplan Miles issued after January 1, 2002, would have a total impact on revenue and net earnings of $26.5 million for the period in which the change occurred, with $24.5 million relating to prior years and $2.0 million relating to the current period.

Other

From time to time, Aeroplan becomes involved in various claims and litigation as part of its business. While the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current pending claims and litigation will not have a material impact on Aeroplan's financial position and results of operations.

Aeroplan has agreed to indemnify its directors and officers, to the extent permitted under corporate law, against costs and damages incurred by the directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their services. Aeroplan's directors and officers are covered by directors' and officers' liability insurance. No amount has been recorded in these financial statements with respect to the indemnification agreements.

Aeroplan's Declaration of Trust provides that the Trustees will act honestly and in good faith with a view to the best interests of Aeroplan and in connection with that duty will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Aeroplan's Declaration of Trust provides that each Trustee will be entitled to indemnification from Aeroplan in respect of the exercise of the Trustee's power and the discharge of the Trustee's duties, provided that the Trustee acted honestly and in good faith with a view to the best interests of all unitholders or, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the Trustee had reasonable grounds for believing that his/her conduct was lawful. No claims with respect to such occurrences have been made and, as such, no amount has been recorded in this statement of financial position with respect to these indemnifications.

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

11. Distributions

Distributions declared to the unitholders of record on the last business day of the month during the three months ended March 31, 2007 and 2006 amounted to approximately $36.3 million and $6.2 million, respectively as follows:

Record date	2007		2006	
	Amount	Amount per Aeroplan Unit	Amount	Amount per Aeroplan Unit
	$	$	$	$
	(unaudited)		(unaudited)	
January	11,161,792	0.0700	1,676,125	0.0583
February	11,161,792	0.0700	1,676,125	0.0583
March	14,000,000	0.0700	2,883,178	0.0583
	36,323,584	**0.2100**	**6,235,428**	**0.1749**

12. Units

Aeroplan may issue an unlimited number of units ("Aeroplan Units") for the consideration of, and on the terms and conditions determined by, the Trustees. Each Aeroplan Unit is transferable and represents an equal undivided beneficial interest in any distribution from Aeroplan. All Aeroplan Units are of the same class and have equal rights and privileges.

Aeroplan Units are redeemable at any time on demand by the unitholder. The redemption price per Aeroplan Unit is equal to the lesser of 90% of the market price on the date of surrender of the unit for redemption and 100% of the closing market price on the redemption date. The total amount payable in respect of Units tendered for redemption in the same calendar month shall not exceed $50,000.

The issued and outstanding Aeroplan Units are summarized as follows:

Description	March 31, 2007		December 31, 2006	
	Number of units (unaudited)	$	Number of units	$
Acquired June 2005 for $10 each, net of issue costs of $2,250,000	28,750,000	285,250,000	28,750,000	285,250,000
Issued on March 3, 2006 for $12.40 each	20,204,165	250,531,646	20,204,165	250,531,646
Issued on March 30, 2006 for $12.90 each	500,000	6,450,000	500,000	6,450,000
Issued on December 28, 2006 for $17.00 each	50,000,000	850,000,000	50,000,000	850,000,000
Issued on January 10, 2007 for $17.97 each	60,000,000	1,078,200,000	-	-
Issued on March 14, 2007 for $19.40 each	40,545,835	786,589,199	-	-
Sub-total	200,000,000	3,257,020,845	99,454,165	1,392,231,646
Aeroplan Units held to fund stock-based compensation plans (note 13)	(499,418)	(7,463,320)	-	-
Total– end of period	**199,500,582**	**3,249,557,525**	**99,454,165**	**1,392,231,646**

In connection with the initial public offering and the over-allotment option, Aeroplan acquired 25,000,000 Aeroplan Units on June 29, 2005 and 3,750,000 Aeroplan Units on June 30, 2005 for $10 each. As a result, at June 30, 2005, the total number of Aeroplan Units issued was 28,750,000 for total consideration of $285.3 million, net of $2.25 million representing Aeroplan's proportionate share of the $18.0 million of offering costs paid by the Partnership.

Under the terms of the Investors' Liquidity Agreement dated June 29, 2005, the non-subordinated units held by ACE in the Partnership are exchangeable for Aeroplan Units on a one-to-one basis. The subordinated units of the Partnership held by ACE became exchangeable after December 31, 2006. Aeroplan had reserved 171,250,000 Aeroplan Units for the exercise of the exchange right. The exchange right expires once all the Partnership Units held by ACE have been exchanged.

During the year ended December 31, 2006, ACE exercised its exchange right in connection with the transactions described in note 5, and Aeroplan issued 20,204,165 Aeroplan Units at $12.40 each (representing the closing price on March 3), 500,000 Aeroplan Units at $12.90 each (representing the closing price on March 31) and 50,000,000 Aeroplan Units at $17.00 each (representing the closing price on December 28), for a total number of Aeroplan Units issued and outstanding at December 31, 2006 of 99,454,165 for total consideration of $1,392.2 million. At December 31, 2006, 100,545,835 Aeroplan Units remained available for future exchanges.

During the three-month period ended March 31, 2007, ACE exercised its exchange right in connection with the transactions described in note 5, and Aeroplan issued 60,000,000 Aeroplan Units at $17.97 each (representing the closing price on January 10), and 40,545,835 Aeroplan Units at $19.40 each (representing the closing price on March 14) for a cumulative total number of 200,000,000 Aeroplan Units

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

issued and outstanding at March 31, 2007 for a total consideration of $3,257.0 million. At March 31, 2007 all of the Partnership units held by ACE have been exchanged.

13. Stock-based compensation plans

The details of Aeroplan Units held under stock-based compensation plans described in note 2 are as follows:

	March 31, 2007 (unaudited)		
	Initial LTIP	**On-going LTIP**	**Omnibus plan**
Number of Aeroplan Units granted	567,842	165,588	65,500
Number of Aeroplan Units forfeited	(102,342)	-	-
	465,500	165,588	65,500
Number of Aeroplan Units vested	(197,170)	-	-
Number of Aeroplan Units outstanding, end of period	**268,330**	**165,588**	**65,500**
Weighted average remaining life (years)	**1.0**	**2.15**	**2.25**
Cost of units purchased during the period[a]	**$ -**	**$ -**	**$ -**
Weighted average fair value per Aeroplan Unit on date of grant	**$12.90**	**$17.36**	**$17.21**

[a]The cost of Aeroplan Units purchased under these plans is not materially different from their fair value at the date they were granted.

Pursuant to the terms of the On-going and Omnibus plans, Aeroplan Units are purchased on the open market of the Toronto Stock Exchange and are held by a trustee for the benefit of the eligible employees until their vesting. Unvested units of the Initial LTIP, which were contributed by ACE, are also held in escrow.

14. Commitments

The minimum lease payments owed to Air Canada (described in note 3) and other parties related to the facilities leases are as follows:

Year ending December 31	
	$
Remainder of 2007	1,211
2008	1,614
	2,825

15. Financial instruments

Fair value

The fair value of the financial instrument is the amount of consideration that would be agreed upon in an arm's length transactions between willing parties. Aeroplan uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the consolidated statement of financial position as follows:

Held to maturity

Cash and cash equivalents and short-term investments – The carrying amounts included in the consolidated statement of financial position approximate fair value because of the short-term maturity of the underlying instruments. Cash and cash equivalents and short-term investments are presented with accrued interest thereon.

Loans and receivables

Accounts receivable – The carrying amount included in the consolidated statement of financial position approximates fair value because of the short-term maturity of these instruments.

Financial Liabilities

Accounts payable and accrued liabilities and distributions payable – The carrying amounts included in the consolidated statement of financial position approximate fair value because of the short-term maturity of these instruments.

Long-term debt – The carrying amount included in the consolidated statement of financial position approximates fair value.

Credit risk

In accordance with its investment policy, Aeroplan invests the Reserve and excess cash, included in short-term investments and cash and cash equivalents in commercial paper or corporate bonds with a minimum rating of R-1 (high) or AA (low) and term deposits, subject to certain thresholds to reduce undue exposure to any one issuer.

Interest rate exposure

Aeroplan is exposed to fluctuations in interest rates under the terms of the outstanding credit facility which bears interest at variable rates and has been borrowed in the form of Bankers' Acceptances.

Aeroplan invests the Reserve and excess cash on hand in instruments with similar terms to maturity as the underlying Bankers' Acceptances related to the credit facility, with an objective to mitigate the interest rate exposure.

aeroplan

limited partnership

Consolidated Interim Financial Statements

For the three months ended
March 31st
2007 and 2006

UNAUDITED

Management's Report

The accompanying unaudited consolidated interim financial statements of Aeroplan Limited Partnership are the responsibility of management and have been approved by the Board of Directors. The unaudited consolidated interim financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited consolidated interim financial statements include some amounts and assumptions based on management's best estimates which have been derived with careful judgement.

In fulfilling its responsibilities, management of Aeroplan has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the financial statements. The Audit, Finance and Risk Committee of the Board of Directors reviews Aeroplan's consolidated interim financial statements and recommends their approval by the Board of Directors.

May 9th, 2007

(signed) "Rupert Duchesne"

RUPERT DUCHESNE

President and Chief Executive Officer

(signed) "Pierre Duhamel"

PIERRE DUHAMEL

Executive Vice President and Chief Financial Officer



limited partnership
Consolidated Statements of Operations

(in thousands of dollars, except unit and per unit amounts)

		Three months ended March 31	
		2007	2006
		(unaudited)	(unaudited)
Operating Revenue			
Aeroplan Miles revenue			
Aeroplan Miles redeemed		$ 195,075	$ 152,982
Breakage		33,486	30,090
		228,561	183,072
Tier management, contact centre management and marketing fees from Air Canada	Note 3	3,701	3,152
Other revenue		13,052	13,834
		245,314	200,058
Cost of rewards	Note 3	155,134	124,883
Gross margin		90,180	75,175
Operating Expenses			
Selling, general and administrative	Note 3	39,403	32,438
Depreciation and amortization		2,704	3,742
		42,107	36,180
Operating Income		48,073	38,995
Interest on long-term debt		(4,426)	(3,411)
Interest income		6,469	3,870
Amortization of deferred financing charges	Note 7	-	(469)
Net earnings for the period		**$ 50,116**	**$ 38,985**
Weighted average number of Units		**199,539,544**	**200,000,001**
Earnings per unit			
Basic		**$ 0.2512**	**$ 0.1949**

The accompanying notes are an integral part of these interim financial statements.



limited partnership

Consolidated Statements of Financial Position

(in thousands of dollars, except unit and per unit amounts)

As at		March 31 2007 (unaudited)	December 31 2006
Assets			
Current assets			
Cash and cash equivalents	Note 5	$ 241,128	$ 166,939
Short-term investments	Note 5	402,464	452,797
Accounts receivable		65,920	69,997
Prepaid expenses		730	2,413
		710,242	692,146
Deferred charges	Note 6	-	4,321
Property and equipment		1,537	1,638
Software		39,606	39,653
Goodwill		86,625	86,625
		$ 838,010	**$ 824,383**
Liabilities and Partners' Deficiency			
Current liabilities			
Accounts payable and accrued liabilities	Note 3	$ 55,725	$ 38,960
Deferred revenue	Note 8	832,808	798,558
Distributions payable	Note 3	14,000	19,000
		902,533	856,518
Long-term debt	Note 7	295,049	300,000
Deferred revenue	Note 8	633,087	667,921
		928,136	1,824,439
Partners' deficiency	Note 10	(992,659)	(1,000,056)
		$ 838,010	**$ 824,383**
Guarantees, contingencies and commitments	Notes 3, 9 & 11		

Approved on behalf of AEROPLAN LIMITED PARTNERSHIP
by Aeroplan Holding GP Inc., its general partner

(signed) Rupert Duchesne
Rupert Duchesne
Director

(signed) Roman Doroniuk
Roman Doroniuk
Director

The accompanying notes are an integral part of these interim financial statements.



limited partnership

Consolidated Statements of Partners' Deficiency

(In thousands of dollars, except unit and per unit amounts)

Three months ended March 31, 2007 and year ended December 31, 2006
(unaudited)

		Partners' capital	Retained Earnings (Deficit)		Contributed Surplus	Total
			Accumulated Earnings	Distributions [a]		
Balance, December 31, 2005		$ 232,000	$ (1,230,965)		$ 210	$ (998,755)
Breakdown of opening Retained Earnings (Deficit)			259,131	(1,490,096)		
Net earnings for the period			38,985			38,985
Monthly distributions	Note 10			(34,980)		(34,980)
Accretion related to officers' compensation in the form of ACE options					59	59
Accretion related to initial long-term incentive plan					2,150	2,150
Subtotal		232,000	298,116	(1,525,076)	2,419	(992,541)
Balance, March 31, 2006		$ 232,000	$ (1,226,960)		$ 2,419	$ (992,541)
Net earnings for the period			104,544			104,544
Priority distribution to the Fund				(495)		(495)
Monthly distributions	Note 10			(111,480)		(111,480)
Fund Units contributed by ACE and held by the initial long-term incentive plan		(3,461)			3,461	-
Fund Units held by other stock-based compensation plans		(2,473)				(2,473)
Accretion related to officers' compensation in the form of ACE options					53	53
Accretion related to initial long-term incentive plan					1,692	1,692
Accretion related to other stock-based compensation plans					644	644
Subtotal		226,066	402 660	(1,637,051)	8,269	(1,000,056)
Balance, December 31, 2006		$ 226,066	$ (1,234,391)		$ 8,269	$ (1,000,056)
Net earnings for the period			50,116			50,116
Monthly distributions	Note 10			(42,000)		(42,000)
Fund Units held by other stock-based compensation plans		(1,529)				(1,529)
Accretion related to officers' compensation in the form of ACE options					36	36
Accretion related to initial long-term incentive plan					433	433
Accretion related to other stock-based compensation plans					341	341
Subtotal		224,537	452,776	(1,679,051)	9,079	(992,659)
Balance, March 31, 2007		$ 224,537	$ (",226,275)		$ 9,079	$ (992,659)

[a] *Distributions includes a $506,903 deficit created on inception of the Partnership*

The accompanying notes are an integral part of these interim financial statements.



limited partnership

Consolidated Statements of Cash Flows

(in thousands of dollars, except unit and per unit amounts)

	Three months ended March 31	
	2007	2006
	(unaudited)	(unaudited)
Cash flows from (used in)		
Operating activities		
Net earnings for the period	$ 50,116	$ 38,985
Items not affecting cash		
Depreciation & amortization	3,174	4,211
Stock-based compensation	817	484
Changes in non-cash working capital items and deferred revenue		
Related party accounts payable and/or receivable	17,529	(9,793)
Third party accounts receivable	4,076	(1,382)
Third party accounts payable and accrued liabilities	(954)	(521)
Deferred revenue	(584)	18,426
Other	584	(4,060)
Funding of stock-based compensation plans	(1,529)	-
	23,113	7,365
	73,229	46,350
Investing activities		
Increase (decrease) in short-term investments	50,333	(804)
Additions to property, equipment and software	(2,373)	(6,475)
	47,960	(7,279)
Financing activities		
Monthly distributions	(47,000)	(34,980)
	(47,000)	(34,980)
Net change in cash and cash equivalents	74,189	4,091
Cash and cash equivalents, beginning of period	166,939	365,874
Cash and cash equivalents, end of period	**$ 241,128**	**$ 369,965**
Interest paid	**$ 3,958**	**$ 7,485**

The accompanying notes are an integral part of these interim financial statements.

(in thousands of dollars, except unit and per unit amounts)

	March 2007			December 2006		
	Gross Billings (unaudited)	**Aeroplan Miles revenue** (unaudited)	**Deferred Revenue[b]** (unaudited)	**Gross Billings** (unaudited)	**Aeroplan Miles revenue** (unaudited)	**Deferred Revenue[b]** (unaudited)
Beginning of period	$ -	$ -	$ 1,466,479	$ -	$ -	$ 1,323,897
Three months ended March 31	227,977	(228,561)	(584)	201,502	(183,072)	18,430
Three months ended June 30				212,376	(167,964)	44,412
Three months ended September 30				211,245	(164,678)	46,567
Three months ended December 31				226,728	(193,555)	33,173
End of period	**$ 227,977**	**$ (228,561)**	**$ 1,465,895**	**$ 851,851**	**$ (709,269)**	**$ 1,466,479**
Represented by						
Current[a]			$ 832,808			$ 798,558
Long-term			633,087			667,921
			$ 1,465,895			**$ 1,466,479**

(a) *The current portion is management's best estimate of the amount to be realized in the following year, based on historical trends.*

(b) *See note 8.*

This schedule is presented to provide additional information on the changes in deferred revenue.

1. Nature of operations

Aeroplan Limited Partnership ("Aeroplan" or "the Partnership") is a limited liability partnership registered in the province of Québec. Aeroplan operates a premier loyalty program (the "Aeroplan Program") that provides its Accumulation Partners with loyalty marketing services and offers its members the ability to accumulate Aeroplan Miles through its partner network. Accumulated Aeroplan Miles may be redeemed for air travel rewards from Air Canada and its Star Alliance partners and for other reward products and services.

The General Partner of Aeroplan is Aeroplan Holding GP Inc. (the "General Partner"), which holds an economic interest of 0.0000005%, or 1 unit of Aeroplan.

Historically, Aeroplan has experienced higher reward redemption activity in the first six months of the year.

2. Summary of significant accounting policies

Basis of presentation

These unaudited consolidated interim financial statements have been prepared in accordance with the requirements of the Canadian Institute of Chartered Accountants (CICA) handbook section 1751, *Interim Financial Statements*. Accordingly, certain information and note disclosures normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles have been omitted or condensed. These interim financial statements should be read in conjunction with the annual audited consolidated financial statements of Aeroplan for the year ended December 31, 2006.

In the opinion of management, these interim financial statements include all adjustments considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. Except as otherwise indicated hereunder, these interim financial statements have been prepared using the same policies and methods of computation as the annual consolidated financial statements of Aeroplan for the year ended December 31, 2006.

Financial instruments

Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in non-operating income. Financial assets classified as held-to-maturity, loans and receivables, or other financial liabilities not classified as held-for-trading, are measured at amortized cost using the effective interest method of amortization. Guarantees that meet the definition of a guarantee pursuant to Accounting Guideline 14 (AcG-14), Disclosure of Guarantees, are valued at fair value at the inception of the obligation, and amortized over the term of the guarantee.

Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For financial instruments not designated as held-for-trading, transaction costs are capitalized and added to the amount of the related financial instrument.

Aeroplan has classified its financial instruments as follows:

- cash and cash equivalents and short-term investments are classified as held to maturity and measured at amortized cost. Cash and cash equivalents and short-term investments are presented with accrued interest thereon;
- accounts receivable are classified as loans and receivables and are measured at amortized cost;
- accounts payable and accrued liabilities, distributions payable, and long-term debt are classified as other financial liabilities and are measured at amortized cost.

Comprehensive Income consists of Net Income and Other Comprehensive Income ("OCI"). OCI represents changes in Partners' equity during a period arising from transactions and other events with non-owner sources that are recognized in Comprehensive Income, but excluded from Net Income. Aeroplan has no OCI, consequently, net income equals comprehensive income.

Changes in accounting policies

Financial Instruments, Comprehensive Income and Hedges

On January 1, 2007, Aeroplan adopted CICA accounting handbook section 3855, *Financial Instruments – Recognition and Measurement*, section 3865 *Hedges*, and section 1530 *Comprehensive Income.*

In accordance with the transitional provisions of the standards, prior periods have not been restated for the adoption of these new accounting standards.

Financial Instruments

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the consolidated statement of financial position when the entity becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods is dependent upon the classification of the financial instrument as held-for-trading, held-to-maturity, available-for-sale, loans and receivables, or other financial liabilities. The held-for-trading classification is applied when an entity is "trading" in an instrument or alternatively the standard permits that any financial instrument be irrevocably designated as held-for-trading. The held-to-maturity classification is applied only if the asset has specified characteristics and the entity has the ability and intent to hold the asset until maturity. An asset can be classified as available-for-sale when it has not been classified as trading or held-to-maturity. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition.

Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in non-operating income. Financial assets classified as held-to-maturity, loans and receivables, or other financial liabilities are measured at amortized cost using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in OCI as described below. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

For financial instruments measured at amortized cost, the effective interest method of amortization is applied to any transaction costs or fees, premiums or discounts earned or incurred. For any guarantee issued that meets the definition of a guarantee pursuant to AcG- 14, Disclosure of Guarantees, the inception fair value of the obligation relating to the guarantee is recognized, and amortized over the term of the guarantee.

Aeroplan has classified its financial instruments as follows:

- cash and cash equivalents and short-term investments are classified as held to maturity and carried at amortized cost. Cash and cash equivalents and short-term investments are presented with accrued interest thereon;
- accounts receivable are classified as loans and receivables and are measured at amortized cost;
- accounts payable and accrued liabilities, distributions payable, and long-term debt are classified as other financial liabilities and are measured at amortized cost.

Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the related accounting. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

Comprehensive Income

Section 1530 introduces Comprehensive Income, which consists of Net Income and OCI. OCI represents changes in Partners' equity during a period arising from transactions and other events with non-owner sources that are recognized in Comprehensive Income, but excluded from Net Income. Aeroplan has no OCI, consequently, net income equals comprehensive income.

Impact Upon Adoption

As at January 1, 2007 the carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and distributions payable approximated fair value due to the immediate or short-term maturities of these financial instruments.

Upon the adoption of Section 3855, borrowings under the term debt facility (note 7), in the form of Bankers' Acceptances, are recorded at their estimated fair value of $298.9 million (net of prepaid interest), and further reduced by unamortized financing charges of $4.3 million.

Aeroplan has no hedge instruments.

Future Accounting Changes

Capital Disclosures and Financial Instruments – Presentation and Disclosure

The CICA issued three new accounting standards: section 1535, *Capital Disclosures*, section 3862, *Financial Instruments – Disclosures*, and section 3863, *Financial Instruments – Presentation.* These new standards will be effective for fiscal years beginning on or after October 1, 2007, and Aeroplan will adopt them on January 1, 2008. Management is in the process of evaluating the effect of the adoption of the new standards on Aeroplan's financial statements.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

Section 1535 establishes disclosure requirements about an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, *Financial Instruments – Disclosure and Presentation*, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

3. Related party transactions

The transactions between Air Canada, other ACE Aviation Holdings Inc. ("ACE") affiliates and the Partnership described below are recorded at the exchange amount.

Contractual and commercial practices with Air Canada and other entities under the control of ACE

Air Canada and other ACE subsidiaries, as a group, are one of Aeroplan's largest commercial partners. Air-travel related rewards as well as certain management and business services are provided by Air Canada to the Partnership. The Partnership also provides Air Canada with certain services related to tier management, member redemption and marketing activities.

The related party transactions resulting from the application of the commercial and contractual practices were as follows:

	March 31, 2007	December 31, 2006
	$	$
	(unaudited)	
Balance Sheet		
Accounts payable and accrued liabilities	23,270	5,741
Distributions payable to ACE	-	12,038

The following table summarizes the related party transactions resulting from the application of the commercial and contractual practices included in the statement of operations:

	Three months ended March 31, 2007	Three months ended March 31, 2006
	$	$
	(unaudited)	(unaudited)
Statement of Operations		
Revenue from tier management, contact centre management and marketing fees	3,701	3,152
Cost of rewards	141,091	116,202
Operating expenses	18,171	17,261

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

The following table represents Gross Billings charged to Air Canada and its affiliates for Aeroplan Miles issued to members compared to total Gross Billings charged to all Accumulation Partners (including Air Canada and its affiliates):

	Gross Billings to Air Canada and its Affiliates	**Gross Billings**
	$	$
	(unaudited)	(unaudited)
Three months ended March 31, 2007	63,661	227,977
Three months ended March 31, 2006	61,508	201,502

Cash Management

Air Canada collects credit card payments on Aeroplan's behalf. Amounts resulting from these transactions, $15.9 million and $16.0 million for the three months ended March 31, 2007 and March 31, 2006 respectively, are settled through the inter-company accounts.

In addition, Air Canada acts as a clearing house for substantially all Gross Billings and reward purchasing transactions between Aeroplan and airlines other than Air Canada. Air Canada collects and pays the accounts receivable and accounts payable on Aeroplan's behalf. Net purchase amounts resulting from these transactions, $7.3 million and $4.4 million for the three months ended March 31, 2007 and March 31, 2006 respectively, are settled through the inter-company accounts.

Guarantees

Aeroplan is jointly and severally liable for its own obligations and those of certain companies subject to common control by ACE, pursuant to a merchant services agreement entered into with First Data Loan Company, Canada, in the event that such entities were unable to fulfill their obligations related to airline and tour tickets sold in advance and charged to the credit cards processed under the agreement. The term of this agreement ends on September 30, 2008. The maximum exposure related to this guarantee, which ranks ahead of the security granted under the credit facilities described in note 7, at March 31, 2007 and December 31, 2006 was estimated to be $190.6 million and $205.2 million respectively. Management has estimated any exposure under this guarantee to be insignificant since no payment is expected to be required under this guarantee as Air Canada is not expected to default on its obligation.

Commercial and other agreements

Aeroplan has entered into various agreements with Air Canada governing the commercial relationship between the Partnership and Air Canada. Inter-company transactions resulting from these agreements are measured at the exchange amount, being the amount agreed to between the parties. The aggregate effect of these transactions is disclosed in the tables above.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

The following is a summary of the relevant financial terms related to these agreements.

Commercial Participation and Services Agreement *("CPSA")*

This agreement, which was amended on October 13, 2006 and expires on June 29, 2020, covers the terms and conditions of the purchase of air travel rewards by Aeroplan from Air Canada and its affiliates, the purchase of Aeroplan Miles by Air Canada and its affiliates for issuance to members and the management of the tier membership program for certain Air Canada customers. Pursuant to the CPSA, Aeroplan is required to purchase annually a minimum number of reward travel seats on Air Canada and its affiliates, which number is based on a function of the number of seats utilized in the three preceding calendar years. Based on the three years ended December 31, 2006, the Partnership is required to purchase reward travel seats with an exchange amount of approximately $296.1 million each year. Air Canada is also required to purchase a pre-established number of Aeroplan Miles at a specified rate. Aeroplan is required to perform certain marketing and promotion services for Air Canada including contact centre services for the management of the frequent flyer tier membership program for a fee based on actual costs, on a fully allocated basis, plus an administrative fee. Aeroplan's ability to respond to members' requests for future rewards will depend on Air Canada's ability to provide the requested number of seats.

Revenue earned and expenses incurred under this agreement are included in "Tier management, contact centre management and marketing fees" and "Cost of rewards", respectively in the tables above.

Aeroplan has also agreed to indemnify Air Canada, its affiliates and representatives from any claims arising out of any changes made at any time by Aeroplan to the Aeroplan Program to the extent such changes are implemented to address fluctuations in breakage related to the liability attached to miles issued prior to January 1, 2002.

Master Services Agreement *("MSA")*

Under this agreement, which expires concurrently with the CPSA on June 29, 2020, Air Canada has agreed to provide certain administrative services to Aeroplan in return for a fee. The fees paid under this agreement, which are included in operating expenses in the table above, amounted to $4.3 million and $4.1 million for the three months ended March 31, 2007 and March 31, 2006, respectively.

The agreement may be terminated by Aeroplan with six months prior written notice and by Air Canada with eighteen months prior written notice. The agreement terminates automatically if the CPSA is terminated.

General Services Agreement *("GSA")*

This agreement, which may be terminated by either party with six months prior written notice, provides Aeroplan with the services of certain unionized employees of Air Canada. Aeroplan is required to reimburse Air Canada for all salary and benefit costs incurred in connection with the assigned employees, including annual special payments detailed below to compensate Air Canada for the share of the unfunded pension deficiencies related to the assigned employees described below.

The fees paid under this agreement, which are included in operating expenses in the table above, amounted to $13.6 million and $12.4 million for the three months ended March 31, 2007 and 2006, respectively.

Pursuant to the adoption of the Air Canada Pension Plan Solvency Deficiency Funding Regulations on August 9, 2004, Air Canada was required to make certain special payments related to funding

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

deficiencies of its registered pension plans. These special payments may be made over a ten-year period and are based on certain actuarial calculations to be made on a periodic basis. Under the GSA, Aeroplan has agreed to pay a portion of the special payments related to plans in which Aeroplan employees participate based on an estimate of the portion of the solvency deficiencies of Air Canada's pension plans attributable to Aeroplan employees at January 1, 2005. Operating expenses in respect of this agreement include $0.5 million and $0.5 million related to special payments for the three months ended March 31, 2007 and 2006 respectively.

Remaining maximum payments in respect of the special payments should not exceed $12.7 million over the period ending December 31, 2013. The obligation in respect of special payments survives early termination. In the event that all the assigned employees become Aeroplan employees, Aeroplan shall assume all liabilities with respect to the assigned employees as of the transfer date.

The following table sets out the remaining maximum payments for the corresponding period:

Year	Amount
	$
	(unaudited)
2007	1,388
2008	1,851
2009	1,883
2010	1,883
2011	1,883
Thereafter	3,766
	12,654

These commitments have not been presented in the statement of financial position as they represent contributions for future services of the respective employees.

The Partnership has indemnified Air Canada and its directors, officers, employees and agents against potential claims and grievances arising from the assignment to the Partnership of the employees.

<u>Leases</u>

Aeroplan is party to real estate leases with Air Canada for its premises in Vancouver and Toronto. The leases are for five-year terms and at commercial rates, commencing January 1, 2004 with certain renewal and expansion rights (see note 11).

The above-noted lease for the Toronto premises was assigned to a third party on April 1, 2007 as a result of the sale of the building by Air Canada.

4. Major Accumulation Partners

Air Canada and its affiliates and two other major Accumulation Partners account for a significant percentage of Gross Billings. Since the Partnership's revenues are recognized based on redemptions by members as opposed to the issuance of Aeroplan Miles to members by the Accumulation Partners, the

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

information on major customers is based on the Gross Billings of Aeroplan Miles issued through each Accumulation Partner to Aeroplan members. Gross Billings for each Accumulation Partner represent the contracted amounts received or receivable from Accumulation Partners during each period. Air Canada and its affiliates and the other Accumulation Partners accounted for significant issuance of Aeroplan Miles as follows:

	Air Canada and affiliates	Commercial partner A	Commercial partner B
	%	%	%
	(unaudited)	(unaudited)	(unaudited)
Three months ended March 31, 2007	28	47	13
Three months ended March 31, 2006	31	48	11

Due to the different nature of the businesses carried on by Aeroplan's Accumulation Partners and the relative size of the major Accumulation Partners, management considers any other concentration of credit risk not to be significant.

5. Aeroplan Miles Redemption Reserve

In conjunction with the issuance of units to Aeroplan Income Fund and the bank financing entered into on June 29, 2005, the Partnership established the Aeroplan Miles redemption reserve (the "Reserve"). As at March 31, 2007 and December 31, 2006, the Reserve amounted to $400.0 million and is included in cash and cash equivalents and short-term investments.

The amount of the Reserve, as well as the types of securities it may be invested in, are based on policies established by management of the Partnership, which may be reviewed periodically.

The Reserve may be used to supplement cash flows generated from operations in order to pay for rewards during unusually high redemption activity associated with Aeroplan Miles. Under the terms of the term facility, described in note 7, the Partnership was required to deposit the borrowed funds of $300.0 million into the Reserve. Any deposits of funds in non-Canadian dollar denominated investments are required to be hedged. At March 31, 2007, there were no non-Canadian dollar denominated investments.

6. Deferred Charges

Deferred charges consist of deferred financing costs, as follows:

	March 31, 2007	December 31, 2006
	$	$
	(unaudited)	
Deferred financing costs, net of accumulated amortization of $2,819 as at December 31, 2006	-	**4,321**

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

Deferred financing costs represent costs incurred in connection with the issuance of the revolving term, the term, and the acquisition credit facilities described in note 7. These costs are amortized over the respective term of the debt facility with which they are associated. Effective January 1, 2007, as described in note 2, deferred financing costs are presented as a reduction to the carrying value of long term debt.

7. Long-Term Debt

The following is a summary of Aeroplan's authorized and outstanding credit facilities:

	Authorized	Drawn at March 31, 2007	Drawn at December 31, 2006
	$	$	$
		(unaudited)	
Revolving term facility (a)	75,000	-	-
Term facility (b), (c)	300,000	295,049	300,000
Acquisition facility (b)	100,000	-	-
Total	**475,000**	**295,049**	**300,000**

(a) The revolving term facility matures on June 29, 2009, or earlier at the option of Aeroplan and bears interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%.

Letter of credit
Aeroplan has issued an irrevocable letter of credit in the amount of $430,000 ($190,000 at December 31, 2006), in order to meet its obligations under one of the non-registered defined contribution pension plans. This amount reduces the available credit under the revolving credit facility.

(b) The term and the acquisition facilities mature on June 29, 2009, or earlier at the option of Aeroplan and bear interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%. At March 31, 2007, borrowings under this facility were in the form of Bankers' Acceptances with a 90 day term (90 days at December 31, 2006) and an effective interest rate of 5.4% (5.3% at December 31, 2006). This facility was drawn in order to fund a portion of the $400.0 million Reserve, included in cash and cash equivalents and short-term investments.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

(c) Borrowings under the term debt facility, in the form of Bankers' Acceptances, are recorded net of prepaid interest, in the amount of $1,099,000, and further reduced by unamortized financing charges of $3,852,000. Under the accounting policies in effect at December 31, 2006, prepaid interest was included in prepaid expenses, and unamortized financing charges were included in deferred charges.

Borrowings under the credit facilities are secured by substantially all the present and future assets of Aeroplan, subject to the realization of any priority claims resulting from the joint and several guarantees under the agreement with First Data Loan Company, Canada as described in note 3.

The continued availability of the credit facilities are subject to Aeroplan's ability to maintain certain leverage, debt service and interest coverage covenants, as well as other affirmative and negative covenants.

8. Deferred Revenue

A reconciliation of deferred revenue, including deferred breakage, is as follows:

	March 31, 2007	December 31, 2006
	$	$
	(unaudited)	
Opening balance	1,466,479	1,323,897
Aeroplan Miles issued – Gross Billings	227,977	851,851
Revenue recognized for Aeroplan Miles redeemed and breakage	(228,561)	(709,269)
Ending balance	1,465 895	1,466,479
Represented by:		
Current portion [(a)]	**832,808**	**798,558**
Long-term	**633,087**	**667,921**

[(a)] *The current portion is management's best estimate of the amount to be realized in the next twelve months, based on historical trends.*

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

9. Contingent liabilities

Air Canada Miles issued prior to January 1, 2002

In accordance with the CPSA, as amended, Air Canada is responsible for the cost of the redemption for air rewards of up to a maximum of 112.4 billion Air Canada Miles accumulated by members prior to January 1, 2002. As of March, 31, 2007, 100.5 billion of those Air Canada Miles had been redeemed.

In the unlikely event that Air Canada is unable to meet its obligation, Aeroplan may be required to honor Air Canada's redemption obligation, which based on Aeroplan's current average redemption cost per mile, as calculated on the basis of the current average redemption cost calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of the various types of rewards that members have selected, based on past experience, would amount to approximately $113.7 million at March 31, 2007, compared to $135.0 million at December 31, 2006.

Also under the CPSA, Aeroplan is responsible for any redemptions for air rewards of Air Canada Miles issued prior to January 1, 2002, in excess of the 112.4 billion Air Canada Miles. While on the basis of current estimates, Aeroplan does not expect such redemptions to exceed 112.4 billion Air Canada Miles, the maximum potential redemption cost of meeting this obligation if all 22.2 billion estimated broken but unexpired Air Canada Miles were to be redeemed, amounts to $211.2 million at March 31, 2007 and $219.0 million at December 31, 2006.

As a result, the total maximum potential redemption cost to the Partnership for the total outstanding and unbroken Air Canada Miles issued prior to January 1, 2002 is estimated to be $324.9 million and $354.0 million at March 31, 2007 and December 31, 2006, respectively.

Management estimates that a 1% decrease in breakage related to the Air Canada Miles issued before January 1, 2002, would have an impact on cost of rewards and net earnings of approximately $30.0 million for the period in which the change occurred.

Aeroplan Miles issued after January 1, 2002

In addition, Aeroplan may be required to provide rewards to members for unexpired Aeroplan Miles accounted for as breakage on the Aeroplan Miles issued after December 31, 2001 for which the breakage revenue has been recognized or deferred and for which no liability has been recorded. The maximum potential redemption cost for such Aeroplan Miles is estimated to be $464.8 million at March 31, 2007 and $440.0 million at December 31, 2006. The potential redemption costs noted above have been calculated on the basis of the current average redemption cost calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of the various types of awards that members have selected, based on past experience.

Management estimates that a 1% change in breakage related to the Aeroplan Miles issued after January 1, 2002, would have a total impact on revenue and net earnings of $26.5 million for the period in which the change occurred, with $24.5 million relating to prior years and $2.0 million relating to the current period.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

Other

From time to time, Aeroplan becomes involved in various claims and litigation as part of its business. When the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current pending claims and litigation will not have a material impact on Aeroplan's financial position and results of operations.

Aeroplan has agreed to indemnify its directors and officers, to the extent permitted under corporate law, against costs and damages incurred by the directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their services. Aeroplan's directors and officers are covered by directors' and officers' liability insurance. No amount has been recorded in these financial statements with respect to the indemnification agreements.

10. Partners' capital

Aeroplan is authorized to issue an unlimited number of equally ranking class A units.

	March 31, 2007	December 31, 2006
	(unaudited)	
Number of units issued and fully paid		
General Partner		
Aeroplan Holding GP Inc. [(a)]	1	1
Limited Partner		
Aeroplan	200,000,000	200,000,000
Total units outstanding	**200,000,001**	**200,000,001**

[(a)] *The 1 unit issued to the general partner was issued for $1. For the three months ended March 31, 2007 and for the year ended December 31, 2006, the net earnings allocated to that unit are nominal.*

On January 1, 2006 ACE held 85.6%, or 171,250,000 units, of the outstanding limited partnership units of Aeroplan. Pursuant to the limited partnership agreement, 20% of Aeroplan's issued and outstanding units, which were held by ACE and which represented 40,000,000 units, were subordinated in favour of Aeroplan Income Fund (the "Fund") until December 31, 2006. Under the terms of an investor liquidity agreement (the "Investors' Liquidity Agreement") dated June 29, 2005, the non-subordinated units held by ACE in Aeroplan were exchangeable for Fund Units on a one-to-one basis. The Fund had reserved 171,250,000 Fund Units for the exercise of the exchange right.

On March 3, 2006, March 31, 2006 and December 28, 2006, ACE exchanged 20,204,165, 500,000 and 50,000,000, respectively, Aeroplan units for Fund Units pursuant to the investors' liquidity agreement. The 20,204,165 and the 50,000,000 Fund Units were then distributed to ACE's shareholders and the 500,000 Fund Units were transferred to a trust to fund grants under the Initial Long-Term Incentive Plan. As at December 31, 2006, ACE held 100,545,835 partnership units representing 50.3% of the issued and

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

outstanding partnership units, and the Fund indirectly owned 99,454,165 partnership units representing 49.7% of the issued and outstanding partnership units.

The subordinated units became exchangeable after December 31, 2006 and on January 10, 2007 and March 14, 2007, ACE exchanged 60,000,000 and 40,545,835 respectively, Aeroplan units for Fund Units. Immediately following the March 14, 2007 exchange, 20,272,917 Fund units were distributed to ACE's shareholders. As of March 14, 2007, immediately after giving effect to the exchange, the Fund indirectly owns 200,000,000 limited partnership units representing 100% of the issued and outstanding partnership units.

As a result of the March 14, 2007 exchange transaction, ACE no longer holds Aeroplan partnership units. Pursuant to an amendment to the Securityholders' Agreement entered into on March 14, 2007 between ACE, Aeroplan Trust, and Aeroplan GP, ACE as a holder of Fund Units, will continue to have the right to appoint the majority of the directors of Aeroplan GP for as long as it holds, directly or indirectly, 20% or more of the issued and outstanding Aeroplan GP common shares. As at March 31, 2007 ACE, through its holding of 40.1% of the issued and outstanding Fund units, indirectly held 40.1% of the Aeroplan GP common shares. Distributions payable to Aeroplan's partners, which are determined at the discretion of the board of directors, are recorded when declared. Aeroplan intends to make monthly distributions to its partners within 7 days of the end of each month. In accordance with the limited partnership agreement, priority distributions are to be made to the Fund in order to cover the Fund's operating expenses. During the three months ended March 31, 2007 and March 31, 2006 Aeroplan declared distributions to its partners of $42.0 million and $35.0 million, respectively. The amount of distributions remains subject to review throughout the year and any changes to the monthly distribution amounts are subject to the approval of the board of directors. On May 29, 2006, the board of directors approved a first increase in distributions to be declared by Aeroplan to its partners from $0.0583 to $0.0625 per unit, commencing with the distribution declared for the month of July, 2006. On October 13, 2006, the board of directors approved a further increase in distributions to be declared by Aeroplan to its partners from $0.0625 to $0.0700 per unit, commencing with the distribution declared for the month of December, 2006.

Distributions on the above mentioned subordinated units were only paid by Aeroplan to the extent that Aeroplan had met and paid its distributable cash target to the Fund as the indirect holder of non-subordinated units at the end of each quarter after approval of the financial statements by the board of directors.

11. Commitments

The minimum lease payments owed to Air Canada (described in note 3) and other parties related to the facilities leases are as follows:

Year ending December 31	
	$
	(unaudited)
Remainder of 2007	1,211
2008	1,614
	2,825

12. Financial instruments

Fair value

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's length transactions between willing parties. Aeroplan uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the consolidated statement of financial position as follows:

Held to maturity

Cash and cash equivalents and short-term investments – The carrying amounts included in the consolidated statement of financial position approximate fair value because of the short-term maturity of the underlying instruments. Cash and cash equivalents and short-term investments are presented with accrued interest thereon.

Loans and receivables

Accounts receivable – The carrying amount included in the consolidated statement of financial position approximates fair value because of the short-term maturity of these instruments.

Financial Liabilities

Accounts payable and accrued liabilities and distributions payable – The carrying amounts included in the consolidated statement of financial position approximate fair value because of the short-term maturity of these instruments.

Long-term debt – The fair value of the borrowings under the term debt facility, in the form of Bankers' Acceptances, is approximately $298.9 million.

Credit risk

In accordance with its investment policy, Aeroplan invests the Reserve and excess cash, included in short-term investments and cash and cash equivalents in commercial paper or corporate bonds with a minimum rating of R-1 (high) or AA (low) and term deposits, subject to certain thresholds to reduce undue exposure to any one issuer.

Interest rate exposure

Aeroplan is exposed to fluctuations in interest rates under the terms of the outstanding credit facility which bears interest at variable rates and has been borrowed in the form of Bankers' Acceptances.

Aeroplan invests the Reserve and excess cash on hand in instruments with similar terms to maturity as the underlying Bankers' Acceptances related to the credit facility, with an objective to mitigate the interest rate exposure.

May 10, 2007

Alberta Securities Commission
British Columbia Securities Commission
New Brunswick Securities Commission
Autorité des marchés financiers (Québec)
Ontario Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission
Securities Commission of Newfoundland and Labrador
The Manitoba Securities Commission
Office of the Registrar Securities, Yukon
Northwest Territories Securities Registrar
Nunavut Legal Registrar

Re: Aeroplan Income Fund ("Aeroplan")
SEDAR no. 01099007

Please note that the English version Financial Statements filed on May 10, 2007 have been replaced by modified Financial statements to correct a clerical error.

Modification made to Aeroplan Income Fund financial statements

Page 3 "Consolidated Statements of Unitholders' equity" has been replaced. The line items labeled Balance, December 31, 2005; March 31, 2006; December 31, 2006; March 31, 2007; as well as the lines labeled Subtotal have been replaced under the column labeled Total, to correct the clerical error.

Modification made to Aeroplan Limited Partnership financial statements

Page 3 "Consolidated Statements of Partners' Deficiency" has been replaced. The line items labeled Balance, December 31, 2005; March 31, 2006; December 31, 2006; March 31, 2007; as well as the lines labeled Subtotal have been replaced under the column labeled Total, to correct the clerical error.

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Aeroplan announces distribution of units by ACE Aviation

MONTREAL, May 11 /CNW Telbec/ - Aeroplan Income Fund (TSX: AER.UN) today reported that its principal unitholder, ACE Aviation Holdings Inc. (ACE), has announced a distribution of 18,000,000 units of Aeroplan Income Fund to its shareholders of record on May 24, 2007. Following the distribution, ACE will hold 62,285,585 units of Aeroplan Income Fund, representing 31.1% of the 200,000,000 units issued.

About Aeroplan

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 60 world-class partners, representing more than 100 brands in the financial, retail and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles as detailed in the Aeroplan program terms and conditions.

For more information about Aeroplan, please visit www.aeroplan.com.

Caution Concerning Forward-Looking Statements

Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions. Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events, general uncertainties of the business and matters that are not within the control of Aeroplan. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. The forward-looking statements contained herein represent Aeroplan's expectations as of the date they are made and are subject to change after such date. However, Aeroplan disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

%SEDAR: 00022208EF

/For further information: Media: Michele Meier, (514) 205-7028, michele.meier(at)aeroplan.com; Analysts: Trish Moran, (416) 352-3728, trish.moran(at)aeroplan.com/

(AER.UN.)

CO: AEROPLAN; AEROPLAN INCOME FUND

CNW 06:07e 11-MAY-07

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Aeroplan Income Fund Announces May 2007 Distribution

MONTREAL, May 15 /CNW Telbec/ - Aeroplan Income Fund (TSX: AER.UN) announced today that a cash distribution in the amount of $0.07 per Fund unit, covering the period from May 1 to May 31, 2007, will be paid on June 15, 2007 to unitholders of record at the close of business on May 31, 2007.

About Aeroplan

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 60 world-class partners, representing more than 100 brands in the financial, retail and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles as detailed in the Aeroplan program terms and conditions.

For more information about Aeroplan, please visit www.aeroplan.com.

%SEDAR: 00022208EF

/For further information: Gillian Hewitt, (416) 352-3706, gillian.hewitt(at)aeroplan.com/
(AER.UN.)

CO: AEROPLAN INCOME FUND; AEROPLAN

CNW 14:17e 15-MAY-07

Early Warning Report

(relating to Aeroplan Income Fund)

This report is made pursuant to:
National Instrument 62-103
Section 111 of the Securities Act (British Columbia)
Section 176 of the Securities Act (Alberta)
Section 110 of the Securities Act, 1988 (Saskatchewan)
Section 92 of the Securities Act (Manitoba)
Section 101 of the Securities Act (Ontario)
Section 147.12 of the Securities Act (Québec)
Section 107 of the Securities Act (Nova Scotia)
Section 126 of the Securities Act (New Brunswick)
Section 102 of the Securities Act (Newfoundland)

(a) *Name and address of offeror:*

ACE Aviation Holdings Inc.
5100 de Maisonneuve Boulevard West
Montréal, Québec H4A 3T2

(b) *The designation and number or principal amount of securities and the offeror's securityholdings percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:*

On May 24, 2007, 200,000,000 units (the "**Fund Units**") of Aeroplan Income Fund (the "**Fund**") (TSX: AER.UN) were issued and outstanding.

On May 11, 2007, ACE Aviation Holdings Inc. ("**ACE**") announced the terms of a special distribution (the "**Special Distribution**") of Fund Units to its shareholders under the statutory arrangement approved by ACE's shareholders at a special meeting on October 5, 2006. Under the Special Distribution, ACE will distribute, by way of a reduction of stated capital, approximately 0.157 Fund Unit per Class A variable voting share (TSX: ACE.A), Class B voting share (TSX: ACE.B) and preferred share (on an as-converted basis) of ACE. The record date for the purpose of the Special Distribution is May 24, 2007.

The Fund Units cannot be distributed to the shareholders of ACE that are residents in the United States except if such shareholders have completed and submitted a certification attesting that they are "qualified purchasers" and institutional "accredited investors" under applicable U.S. securities legislation. Fund Units that would have otherwise been distributed to such shareholders of ACE that are residents in the United States and that do not satisfy such requirements, together with (i) the Fund Units that would have otherwise been distributed to the registered shareholders of ACE holding less than 477 shares in the capital of ACE and (ii) fractional interests in Fund Units, will be sold and the net cash proceeds of such sale of Fund Units, after expenses, will be

distributed to said shareholders of ACE that are residents in the United States, registered shareholders of ACE holding less than 477 shares in the capital of ACE and registered shareholders otherwise entitled to fractional interests in Fund Units (collectively, the "**Shareholders Receiving Net Cash Proceeds**").

The Fund Units to be distributed by ACE to its shareholders are part of ACE's holdings of 80,285,585 Fund Units immediately prior to the distribution of such Fund Units.

On May 24, 2007, the record date for the Special Distribution, ACE transferred 18,000,000 Fund Units to CIBC Mellon Trust Company (the "**Distribution Agent**"), in its capacity as distribution agent for the shareholders of ACE entitled to receive the special distribution of Fund Units announced by ACE on May 11, 2007.

(c) *The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:*

As of May 24, 2007, immediately after the transfer of 18,000,000 Fund Units to the Distribution Agent as mentioned in Item (b) above, ACE holds 62,285,585 Fund Units representing approximately 31.1% of the issued and outstanding Fund Units.

(d) *The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:*

(i) *the offeror, either alone or together with any joint actors, has ownership and control:*

Refer to Item (c) above.

(ii) *the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:*

N/ A

(iii) *the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:*

N/ A

(e) *Market where the transaction or occurrence took place:*

On May 24, 2007, pending the determination of the number of shareholders of ACE who are U.S. residents and who do not qualify as "qualified purchasers" and institutional "accredited investors" under U.S. securities legislation, 18,000,000 Fund Units were transferred by ACE to the Distribution Agent as distribution agent for the shareholders of ACE.

The portion of such Fund Units to be otherwise distributed to the Shareholders Receiving Net Cash Proceeds (as defined above) will be sold through an orderly sale process conducted through the Toronto Stock Exchange and the net cash proceeds after

expenses of such sale will be distributed to the Shareholders Receiving Net Cash Proceeds. The remainder of the 18,000,000 Fund Units will be distributed by the Distribution Agent to the shareholders of ACE (other than Shareholders Receiving Net Cash Proceeds) via the mail, in the case of registered shareholders, and through CDS Clearing and Depository Services Inc. and The Depository Trust Company, in the case of beneficial shareholders of ACE.

(f) *The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

The Special Distribution is being made under the statutory arrangement approved by ACE's shareholders at a special meeting held on October 5, 2006.

ACE's value maximization strategy in respect of its stand-alone subsidiaries includes considering stand-alone financings, sales or distributions of equity interests and involving outside investors for these and other purposes.

No timeline has been established with respect to any further disposition of, or any public transactions or other distributions involving, Fund Units by ACE.

(g) *The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

In connection with the initial public offering of the Fund on June 29, 2005, ACE, the Fund, Aeroplan Trust, Aeroplan Holding GP Inc. and Aeroplan Limited Partnership also entered into a Securityholders' Agreement dated June 29, 2005 (as amended on March 14, 2007) which contains, inter alia, governance provisions with respect to the structure of the Fund, Aeroplan Limited Partnership and Aeroplan Holding GP Inc. A copy of the Securityholders' Agreement (including the March 14, 2007 amendment) is available as a material contract of the Fund on www.sedar.com.

(h) *The names of any joint actors in connection with the disclosure required by this report:*

N/ A

(i) *In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and, if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or part 4 in respect of the reporting issuer's securities:*

N/ A

DATED the 28th day of May, 2007.

ACE AVIATION HOLDINGS INC.

By: *(signed) Sydney J. Isaacs*

Sydney J. Isaacs

Senior Vice President, Corporate Development and Chief Legal Officer

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Aeroplan Income Fund Announces June 2007 Distribution

MONTREAL, June 18 /CNW Telbec/ - Aeroplan Income Fund (TSX: AER.UN) announced today that a cash distribution in the amount of $0.07 per Fund unit, covering the period from June 1 to June 30, 2007, will be paid on July 16, 2007 to unitholders of record at the close of business on June 29, 2007.

About Aeroplan

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 60 world-class partners, representing more than 100 brands in the financial, retail and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles as detailed in the Aeroplan program terms and conditions.

For more information about Aeroplan, please visit www.aeroplan.com.
%SEDAR: 00022208EF

/For further information: Gillian Hewitt, (416) 352-3706, gillian.hewitt(at)aeroplan.com/
(AER.UN.)

CO: AEROPLAN INCOME FUND; AEROPLAN

CNW 07:00e 18-JUN-07

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Aeroplan announces organizational changes

MONTREAL, June 29 /CNW Telbec/ - Aeroplan Income Fund (TSX: AER.UN) today announced a set of organizational changes, including the hiring of David L. Adams as Executive Vice President and Chief Financial Officer, effective July 16, 2007.

Mr. Adams joins Aeroplan from Photowatt Technologies, a wholly-owned subsidiary of ATS Automation Tooling Systems Incorporated, where he was most recently Senior Vice President, Corporate Development and, prior to this role, he served as Senior Vice President and Chief Financial Officer. He was previously Senior Vice President & CFO for SR Telecom Incorporated. Mr. Adams brings to Aeroplan a depth of experience in both public company leadership as well as significant expertise in managing major transactions across the globe.

Mr. Adams replaces Pierre Duhamel, who will be leaving Aeroplan on July 30, 2007 to join a large, privately-owned Canadian holding company. We wish him every success in his future endeavours.

Aeroplan also announced today the appointment of Sylvie Bourget as Vice President, Marketing. Ms. Bourget has led the Travel Partnerships portfolio for Aeroplan since 2004, and was previously Vice President, Marketing for the Transat Group.

In conjunction with the appointment of Ms. Bourget, Craig Landry, previously Vice President, Rewards and interim Vice President, Marketing, has been appointed to a newly created position of Vice President, Member Products & Services, designed to bring a critical focus to the needs and aspirations of our millions of members.

Finally, in recognition of her outstanding contribution to Aeroplan, and in light of the substantial growth in the technical and operational scale and complexity of the business, Liz Graham has been named Aeroplan's Chief Operations Officer. Ms. Graham joined Aeroplan in 2000 and was most recently the company's Vice President, Operations.

In announcing these changes, Rupert Duchesne, President and Chief Executive Officer of Aeroplan, commented, "We appreciate the contributions that Pierre has made to the growth and success of Aeroplan and we welcome David, a well-established and highly experienced CFO, to Aeroplan. Our executive team now also benefits from Sylvie's strong and broad marketing experience across multiple industries, from Craig's enhanced focus on our members' needs and from Liz's continued commitment to delivering exceptional customer service to Aeroplan's millions of members."

About Aeroplan

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 60 world-class partners, representing more than 100 brands in the financial, retail and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles as detailed in the Aeroplan program terms and conditions.

For more information about Aeroplan, please visit www.aeroplan.com.
%SEDAR: 00022208EF

/For further information: Media: Gillian Hewitt, (416) 352-3706, gillian.hewitt(at)aeroplan.com; Analysts: Trish Moran, (416) 352-3728,

trish.moran(at)aeroplan.com/
(AER.UN.)

CO: AEROPLAN INCOME FUND; AEROPLAN

CNW 16:30e 29-JUN-07

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Changes to the Aeroplan Board of Directors

MONTREAL, July 17 /CNW Telbec/ - Robert Milton, Chairman of the Board of Directors of Aeroplan Holding GP Inc., announces the appointments of John M. Forzani, Douglas D. Port and Alan P. Rossy as Directors. In conjunction with these appointments, it is also announced that W. Brett Ingersoll and Robert Warden, both of Cerberus Capital Management L.P., have resigned as Directors. These changes bring the total number of Directors of the Board of Aeroplan Holding GP Inc. to ten members.

Mr. Forzani is Founder and Chairman of the Board of The Forzani Group Ltd. (FGL), Canada's largest and only national sporting goods retailer with over 464 corporate and franchise stores representing approximately 6 million square feet of retail space, annual system sales exceeding $1 billion and a workforce of over 10,000.

Mr. Port is a retired airline executive with more than 32 years' experience in the Canadian and international airline industry. Mr. Port's major career portfolios while with Air Canada included senior executive roles in customer service, government relations and corporate affairs, international operations, as well as sales and product distribution.

Mr. Rossy is Executive Vice President of Store Operations and a partner of Dollarama L.P., a national chain of dollar stores operating at the $1 or less price point. A founding family member of Dollarama, Mr. Rossy's responsibilities include merchandising, marketing, advertising and HR consulting. "We are delighted to welcome our new Directors, each of whom brings a wealth of business experience that will be of strategic benefit as Aeroplan moves forward with its independent growth plans. We would also like to thank our resigning Directors for their dedication and service," stated Milton.

About Aeroplan

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 60 world-class partners, representing more than 100 brands in the financial, retail, and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards, and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise, and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles at least once in any consecutive twelve- month period.

For more information about Aeroplan, please visit www.aeroplan.com.
%SEDAR: 00022208EF

/For further information: Gillian Hewitt, Aeroplan, (416) 352-3706, gillian.hewitt(at)aeroplan.com/
(AER.UN.)

CO: AEROPLAN

CNW 08:30e 17-JUL-07

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Aeroplan Income Fund Announces July 2007 Distribution

MONTREAL, July 19 /CNW Telbec/ - Aeroplan Income Fund (TSX: AER.UN) announced today that a cash distribution in the amount of $0.07 per Fund unit, covering the period from July 1 to July 31, 2007, will be paid on August 15, 2007 to unitholders of record at the close of business on July 31, 2007.

About Aeroplan

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 60 world-class partners, representing more than 100 brands in the financial, retail, and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards, and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise, and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles at least once in any consecutive twelve-month period.

For more information about Aeroplan, please visit www.aeroplan.com.
%SEDAR: 00022208EF

/For further information: Gillian Hewitt, (416) 352-3706, gillian.hewitt(at)aeroplan.com/
(AER.UN.)

CO: AEROPLAN INCOME FUND; AEROPLAN

CNW 16:37e 18-JUL-07


FICE OF INTERNATIONAL
CORPORATE FINANCE

aeroplan

income fund

Interim Consolidated Financial Statements

For the three and six months ended
June 30th
2007 and 2006

UNAUDITED

Management's Report

The accompanying unaudited interim consolidated financial statements of Aeroplan Income Fund are the responsibility of management and have been approved by the Board of Trustees. The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited interim consolidated financial statements include some amounts and assumptions based on management's best estimates which have been derived with careful judgement.

In fulfilling its responsibilities, management of the Fund has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the financial statements. The Board of Trustees reviews and approves the Fund's unaudited interim consolidated financial statements.

August 8th, 2007

(signed) "Rupert Duchesne"

RUPERT DUCHESNE

President and Chief Executive Officer

(signed) "David L. Adams"

DAVID L. ADAMS

Executive Vice President and Chief Financial Officer



income fund

Consolidated Statements of Operations

(in thousands of dollars, except unit and per unit amounts)

		Three months ended June 30		Six months ended June 30	
		2007	2006	2007	2006
		(unaudited)	(un ıudited)	(unaudited)	(unaudited)
		Note 5		Note 5	
Operating Revenue					
Aeroplan Miles revenue					
Aeroplan Miles redeemed		$ 172,700	$ -	$ 211,715	$ -
Breakage		34,386	-	41,083	-
		207,086	-	252,798	
Tier management, contact centre management and marketing fees from Air Canada	Note 3	1,479	-	2,219	-
Other revenue		11,719	-	14,329	-
		220,284	-	269,346	-
Cost of rewards	Note 3	128,541	-	159,568	-
Gross margin		91,743	-	109,778	-
Operating Expenses					
Selling, general and administrative	Note 3	41,707	(195)	49,588	(295)
Depreciation and amortization		2,811	-	3,352	-
Amortization of accumulation partners' contracts and technology		18,112	-	21,874	-
		62,630	(195)	74,814	(295)
Operating Income		29,113	(195)	34,964	(295)
Distributions earned, prior to March 3, 2006, under cost accounting		-	-	-	3,352
Proportionate share of Aeroplan's net earnings from January 1, 2007 to March 13, 2007 and March 3 to March 31, 2006		-	5,434	19,226	7,660
Interest on long-term debt		(4,012)	-	(4,897)	-
Interest income		6,745	7	8,065	11
Earnings before income taxes		31,846	5,246	57,358	10,728
Future income taxes	Note 9	(167,000)	-	(167,000)	-
Net earnings (loss) for the period		**$ (135,154)**	**$ 5,246**	**$ (109,642)**	**$ 10,728**
Weighted average number of Units		**199,500,555**	**49,454,165**	**180,407,786**	**42,287,545**
Earnings (loss) per unit					
Basic		**$ (0.6775)**	**$ 0.1061**	**$ (0.6077)**	**$ 0.2537**

The accompanying notes are an integral part of these interim financial statements.



income fund

Consolidated Statements of Financial Position



(in thousands of dollars, except unit and per unit amounts)

As at		June 30 2007 (unaudited)	December 31 2006
Assets			
Current assets			
Cash and cash equivalents	Note 7	$ 273,851	$ 32
Distribution receivable		-	6,962
Short-term investments	Note 7	395,999	-
Accounts receivable		72,145	-
Prepaid expenses		517	-
		742,512	6,994
Investment in Aeroplan, at equity in 2006	Note 5	-	1,375,588
Accumulation partners' contracts	Note 6	1,466,849	-
Property and equipment	Note 6	1,376	-
Software and technology	Note 6	76,394	-
Trade name	Note 5	275,000	-
Goodwill	Note 5	2,517,237	-
		$ 5,079,368	**$ 1,382,582**
Liabilities and Partners' Deficiency			
Current liabilities			
Accounts payable and accrued liabilities	Note 3	$ 48,363	$ -
Deferred revenue	Note 10	873,161	-
Distributions payable	Note 12	14,000	6,962
		935,524	6,962
Long-term debt	Note 8	298,941	-
Future income taxes	Note 9	167,000	-
Deferred revenue	Note 10	624,579	-
		1,090,520	-
Unitholders' equity	Note 13	3,053,324	1,375,620
		$ 5,079,368	**$ 1,382,582**
Guarantees, contingencies and commitments	Notes 3, 11 & 15		

Approved by the Trustees

(signed) Roman Doroniuk
Roman Doroniuk
Trustee

(signed) Pierre Marc Johnson
Pierre Marc Johnson
Trustee

The accompanying notes are an integral part of these interim financial statements.



income fund

Consolidated Statements of Unitholders' equity

(In thousands of dollars, except unit and per unit amounts)

Six months ended June 30, 2007 and year ended December 31, 2006
(unaudited)

		Unitholders' capital	Retained Earnings (Deficit)		Contributed Surplus	Total
			Accumulated Earnings	Distributions		
Balance, December 31, 2005		$ 285,250	$ 4		$ -	$ 285,254
Breakdown of opening Retained Earnings (Deficit)			10,173	(10,169)		
Net earnings for the period			10,728			10,728
Issuance of 20,204,165 units at $12.40 each, on exchange of Aeroplan units	Note 13	250,532				250,532
Issuance of 500,000 units at $12.90 each, on exchange of Aeroplan units	Note 13	6,450				6,450
Monthly distributions	Note 12			(14,884)		(14,884)
Subtotal		542,232	20,901	(25,053)	-	538,080
Balance, June 30, 2006		$ 542,232	$ (4,152)		$ -	$ 538,080
Net earnings for the period			9,957			9,957
Issuance of 50,000,000 units at $17.00 each, on exchange of Aeroplan units		850,000				850,000
Monthly distributions				(22,417)		(22,417)
Subtotal		1,392,232	30,858	(47,470)	-	1,375,620
Balance, December 31, 2006		$ 1,392,232	$ (16,612)		$ -	$ 1,375,620
Net earnings (loss) for the period			(109,642)			(109,642)
Issuance of 60,000,000 units at $17.97 each, on exchange of Aeroplan units	Note 13	1,078,200				1,078,200
Issuance of 40,545,835 units at $19 40 each on exchange of Aeroplan units	Note 13	786,589				786,589
Monthly distributions	Note 12			(78,324)		(78,324)
Redemption of 82 units tendered by unitholders	Note 13	(1)				(1)
Units held by stock-based compensation plans	Note 14	(7,463)			7,463	-
Accretion related to officers' compensation in the form of ACE options	Note 14				43	43
Accretion related to initial long-term incentive plan	Note 14				519	519
Accretion related to other stock-based compensation plans	Note 14				320	320
Subtotal		3,249,557	(78,784)	(125,794)	8,345	3,053,324
Balance, June 30, 2007		$ 3,249,557	$ (204,578)		$ 8,345	$ 3,053,324

The accompanying notes are an integral part of these interim financial statements.



(in thousands of dollars, except unit and per unit amounts)

	Three months ended June 30		Six months ended June 30	
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from (used in)				
Operating activities				
Net earnings (loss) for the period	$ (135,154)	$ 5,246	$ (109,642)	$ 10,728
Items not affecting cash				
Depreciation & amortization	20,923	-	25,226	-
Stock-based compensation	713	-	875	-
Distributions earned	-	-	-	(3,352)
Proportionate share of Aeroplan's net earnings from March 3, 2006	-	(5,434)	(19,226)	(7,660)
Future income taxes	167,000	-	167,000	-
Changes in non-cash working capital items and deferred revenue				
Related party accounts payable and/or receivable	(3,365)	195	17,639	295
Third party accounts receivable	(6,224)	-	(5,409)	-
Third party accounts payable and accrued liabilities	(4,811)	-	(5,002)	-
Deferred revenue	31,845	-	31,728	-
Other	253	-	370	-
	206,334	(5,239)	213,201	(10,717)
	71,180	7	103,559	11
Investing activities				
Increase in cash on consolidation of subsidiary	-	-	220,460	-
Change in short-term investments	6,465	-	6,417	-
Additions to property, equipment, software and technology	(2,979)	-	(3,454)	-
Distributions received from Aeroplan	-	8,649	22,324	13,678
	3,486	8,649	245,747	13,678
Financing activities				
Monthly distributions	(42,000)	(8,649)	(75,486)	(13,678)
Redemption of units	(1)	-	(1)	-
	(42,001)	(8,649)	(75,487)	(13,678)
Net change in cash and cash equivalents	32,665	7	273,819	11
Cash and cash equivalents, beginning of period	241,186	8	32	4
Cash and cash equivalents, end of period	**$ 273,851**	**$ 15**	**$ 273,851**	**$ 15**
Interest paid	**$ 3,973**	**$ -**	**$ 3,973**	**$ -**

The accompanying notes are an integral part of these interim financial statements.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

1. Description of Aeroplan

Aeroplan Income Fund ("Aeroplan") is an unincorporated, open-ended trust established under the laws of the Province of Ontario on May 12, 2005 pursuant to Aeroplan's Declaration of Trust. Aeroplan qualifies as a "mutual fund trust" for the purposes of the Income Tax Act (Canada). The principal and head office of Aeroplan is located at 5100 de Maisonneuve Boulevard West, Montreal, Québec, H4A 3T2. Aeroplan has been established to acquire and hold, directly or indirectly, investments in Aeroplan Limited Partnership (the "Partnership") and its general partner Aeroplan Holding GP Inc. ("General Partner"), a customer loyalty marketing company, and such other investments as the Trustees may determine.

2. Summary of significant accounting policies

Basis of presentation

These unaudited consolidated interim financial statements have been prepared in accordance with the requirements of the Canadian Institute of Chartered Accountants (CICA) handbook section 1751, *Interim Financial Statements*. Accordingly, certain information and note disclosures normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles have been omitted or condensed. These interim financial statements should be read in conjunction with the annual audited consolidated financial statements of Aeroplan for the year ended December 31, 2006.

In the opinion of management, these interim financial statements include all adjustments considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. Except as otherwise indicated hereunder, these interim financial statements have been prepared using the same policies and methods of computation as the annual consolidated financial statements of Aeroplan for the year ended December 31, 2006.

Principles of consolidation

These financial statements include the accounts of Aeroplan, Aeroplan Trust (the "Trust"), its wholly-owned holding trust, and from March 14, 2007, the consolidated accounts of the Partnership, the variable interest entity for which Aeroplan is the primary beneficiary (see note 5). For the results of operations, financial position and cash flows of the Partnership, refer to the financial statements of the Partnership.

The Fund's interest in Aeroplan increased from 49.7% at December 31, 2006 to 79.7% at January 10, 2007, and to 100% at March 14, 2007. For the period up to March 13, 2007, the Fund accounted for its investment in Aeroplan under the equity method and recorded its proportionate share of Aeroplan's net earnings, calculated on the same basis as if they had been consolidated, taking into account the increases in ownership as step acquisitions from the date on which they occurred. As of March 14, 2007, the Fund held a 100% interest in Aeroplan and from that date consolidates Aeroplan as a variable interest entity under existing guidelines established by the CICA.

All inter-company and inter-entity balances and transactions are eliminated.

Variable interest entities

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

Accounting Guideline 15, *Consolidation of Variable Interest Entities* ("AcG-15"), relates to consolidation principles for certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG-15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its consolidated financial statements.

An entity is classified as a variable interest entity ("VIE") under AcG-15 if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that will absorb a majority of the expected losses or will receive the majority of the expected residual returns or both, as a result of ownership, contractual or other financial interests in the VIE.

Management has reviewed its ownership, contractual, and financial interests in other entities and determined that other than the consolidation of the consolidated accounts of the Partnership, this guideline does not impact the financial statements of Aeroplan.

Revenue recognition and cost of rewards

Aeroplan derives its revenues primarily from the sale of Aeroplan Miles to Air Canada, its affiliates and other Accumulation Partners, which are referred to as Gross Billings. Aeroplan Miles issued for promotional purposes, at a discount or no value, are also included in Gross Billings at their issue price. These Gross Billings are deferred and recognized as revenue either upon the redemption of Aeroplan Miles by members or in accordance with the accounting policy for breakage. Revenue recognized per Aeroplan Mile redeemed is calculated on a weighted average basis. Breakage represents the estimated Aeroplan Miles that are not expected to be redeemed by members. Breakage is estimated by management based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The estimated breakage factor used is 17%. Aeroplan's policy is to review the breakage estimate with the assistance of two independent firms of experts every two years or earlier if monitoring of pertinent indicators by management suggests that a significant change in breakage may have occurred. In accordance with this policy, management obtained two reports on breakage in 2006. As these studies were based on data up to December 31, 2005, which did not take into account the impact of the ClassicPlus Flight rewards program introduced in October of 2006, management will have these reports updated after the end of 2007 when a full year's data is available. Changes in the breakage factor are accounted for as follows: in the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to revenue; and for subsequent periods, the revised estimate is used. Breakage is recognized rateably over a period of 30 months, the estimated average life of an Aeroplan Mile.

In limited circumstances, Aeroplan may sell Aeroplan Miles directly to members. Revenue from these sales to members is recognized at the time the member redeems Aeroplan Miles for rewards.

Cost of rewards representing the amount paid by Aeroplan to Air Canada or other Redemption Partners is accrued when the member redeems the Aeroplan Miles.

Fees charged to Air Canada for the management of the frequent flyer tier membership program, for the management of the contact centre and for marketing services are recognized when the services are rendered.

Other revenue consists primarily of charges to members for services rendered to members including booking, change and cancellation fees, and other miscellaneous amounts. Revenue from these sources is recognized when the service is performed.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Employee future benefits

All of the contact centre agents are employees of Air Canada, contractually assigned to Aeroplan and as such, for the purpose of preparing these financial statements, are considered to be Aeroplan's employees. These agents and certain administrative employees are members of Air Canada-sponsored defined benefit pension plans. The pension costs related to these employees are accounted for under defined contribution provisions as applicable in these circumstances. In addition, these employees also participate in Air Canada-sponsored health, life and disability future benefit plans.

Substantially all Aeroplan employees, excluding the contact centre agents, participate in Aeroplan's defined contribution pension plans established in 2002 and 2005, which provide pension benefits based on the accumulated contributions and fund earnings.

Aeroplan accounts for its employee future benefit costs following the standards on defined contribution plans. The cost of the future employee benefits includes the contributions required to be made by Aeroplan in the period, the interest on any estimated present value of any contributions required to be made by Aeroplan in future years related to current services and the amortization of past service costs and any related interest on future contributions. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

These financial statements do not include the share of any of the underlying assets and liabilities related to the pension plans.

Income taxes

Aeroplan is a mutual fund trust for income tax purposes. As a result, Aeroplan is currently only taxable on amounts not allocated to unitholders. Aeroplan is committed to distribute to its unitholders all or virtually all of its taxable income and taxable capital gains and intends to comply with the provisions of the Income Tax Act that permit the deduction of distributions to unitholders from taxable income and taxable capital gains.

Aeroplan provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and the tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse (see note 9).

Distributions

Distributions payable by Aeroplan to its unitholders, which are determined at the discretion of the Trustees, are recorded when declared.

Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Gains and losses are included in income for the year. Non-monetary assets, liabilities, revenues and expenses arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction.

Financial instruments

Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in non-operating income. Financial assets classified as held-to-maturity, loans and receivables, or other financial liabilities, are measured at amortized cost using the effective interest method of amortization.

For financial instruments measured at amortized cost, transaction costs or fees, premiums or discounts earned or incurred are recorded, at inception, net against the fair value of the financial instrument. Interest expense is recorded using the effective interest method. For any guarantee issued that meets the definition of a guarantee pursuant to Accounting Guideline 14, *Disclosure of Guarantees* ("AcG-14"), the inception fair value of the obligation relating to the guarantee is recognized.

Aeroplan has classified its financial instruments as follows:

- cash and cash equivalents and short-term investments are classified as held to maturity and recorded at amortized cost. Cash and cash equivalents and short-term investments are presented with accrued interest thereon;
- accounts receivable are classified as loans and receivables and, are recorded at amortized cost;
- accounts payable and accrued liabilities, distributions payable, and long-term debt are classified as other financial liabilities and are recorded at amortized cost.

Comprehensive Income consists of Net Income and Other Comprehensive Income ("OCI"). OCI represents changes in Partners' equity during a period arising from transactions and other events with non-owner sources that are recognized in Comprehensive Income, but excluded from Net Income. Aeroplan does not have any items to be accounted as components of OCI and, as a result net income equals comprehensive income.

Cash and cash equivalents

Cash and cash equivalents consist of funds in current operating bank accounts, term deposits and fixed income securities with an original term to maturity of three months or less. The weighted average effective interest rate earned on investments held at June 30, 2007 was 4.4%.

Short-term investments

Short-term investments consist of fixed income securities with an original term to maturity of less than one year and greater than three months. The weighted average interest rate earned on investments held at June 30, 2007 was 4.3%.

Property and equipment

Property and equipment are recorded at cost and amortized over their estimated useful lives, using the straight-line method, as follows:

Furniture and fixtures	3 to 10 years
Computer hardware	3 years
Leasehold improvements	Over the term of the lease

Property and equipment are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. When such a situation arises, the future cash flows associated with the particular asset's use and disposition are compared to its carrying amount to determine if the carrying amount is recoverable. Any impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value.

Accumulation Partners' Contracts and Software and technology

Accumulation partners' contracts and software and technology are considered long-lived assets with finite lives. Accumulation partners' contracts are recorded at cost and are amortized using the straight-line method over their estimated lives, typically 15 -25 years.

Software and technology are recorded at cost and amortized using the straight-line method over 5 years. Software under development includes costs paid to third parties such as consultants' fees and other direct costs of development. Amortization will commence upon completion of development once the software is available for use.

Accumulation partners' contracts and software and technology are tested for impairment in the same manner as property and equipment.

Trade name and Goodwill

Trade name, which is considered an intangible asset with an indefinite life, is recorded at cost, and is not amortized but instead is tested for impairment annually, or more frequently should events or changes in circumstances indicate that the trade name may be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount exceeds the fair value, the trade name is written down to its fair value.

Goodwill is recorded at cost and is not amortized. Instead, goodwill is tested for impairment annually and when an event or circumstances have occurred that more likely than not reduce the fair value of the reporting unit below its carrying value. Aeroplan is a single reporting unit. The impairment test is carried out in two steps. First, the carrying amount of Aeroplan, including goodwill, is compared to its quoted market value. If the quoted market value exceeds the carrying amount, goodwill is not considered to be impaired, and therefore the second step of the impairment test is unnecessary.

The second step is performed when the carrying amount of the reporting unit exceeds its quoted market value. In such a case, the implied fair value of goodwill, determined in the same manner as the respective value would be determined in a business combination, is compared with its carrying amount in order to measure the amount of the impairment loss, if any.

Stock-based compensation

Management employee unit purchase plan. On January 1, 2006, Aeroplan established a unit ownership purchase plan allowing eligible employees to invest up to 5% of their salary for the purchase of Aeroplan Units on the secondary market. Aeroplan's yearly cash contribution, which is based on performance, measured as a function of distributions paid compared to target distributions as established by the board of directors and will range between 33.33% and 100% of the employee contributions depending on whether such target distributions are met or exceeded by at least 15%, is charged to earnings as compensation expense over the performance period, based on the estimated annual performance.

Participation in ACE Aviation Holdings Inc.'s ("ACE")'s stock-based compensation plan. An officer of Aeroplan participates in ACE's stock-based compensation plan. Compensation costs related to the 75,000 ACE options granted, which were exercisable at $20 each and had a total fair value of $570,000 at the grant date, are charged to compensation expense over the vesting period (4 years), with the corresponding equity contribution being accreted to contributed surplus.

Initial Long-Term Incentive Plan. Aeroplan has made certain commitments in connection with the granting of Aeroplan Units to key employees, as a one-time special award to recognize their efforts in the creation of Aeroplan and completion of the initial public offering and to provide them with incentive compensation under an Initial Long-Term Incentive Plan. On March 30, 2006, ACE transferred 500,000 Aeroplan Units to a trust for the purpose of funding the Initial Long-Term Incentive Plan. Under the terms of the plan, 50% of the Aeroplan Units granted are subject to vesting conditions based on Aeroplan's performance and the remaining 50% based on time. Performance based Units vest at the end of each performance period if distributable cash targets established by the board of directors for each of the periods ended December 31, 2005, 2006 and 2007 are met, or on a cumulative basis at the end of the following performance period if such targets are met in that following performance period. Time based Units vest at the end of the three year period ending on June 29, 2008. Compensation costs related to the Aeroplan Units contributed by ACE are charged to compensation expense over the vesting period, as vesting conditions are met and based on the estimated annual performance, with the corresponding equity contribution being accreted to contributed surplus. Distributions declared by Aeroplan on the Units granted ultimately accrue to the employees. Forfeited Units, to the extent they were contributed by ACE, and accumulated distributions thereon accrue to ACE. The trust is a VIE with respect to the Partnership, and as such, it is consolidated with the Partnership's and Aeroplan's financial statements. Unvested Units contributed by ACE are credited to contributed surplus at their aggregate value on March 30, 2006, the contribution date, with an equivalent reduction of unitholders' capital. Compensation expense under this plan is charged to earnings over the vesting period, with a corresponding increase to equity.

On-Going Long-Term Incentive Plan. Under the terms of the Aeroplan On-Going Long-Term Incentive Plan, eligible employees are entitled to yearly Aeroplan Unit grants determined on the basis of a percentage of their annual base salary. The Units, which are held in a trust for the benefit of the eligible employees, vest at the end of a three year period (the "Performance Cycle"), commencing January 1 of the year in respect of which they are granted, subject to achieving distributable cash targets, established by the board of directors for the Performance Cycle. Aeroplan will purchase the Units on the secondary market. Distributions declared by Aeroplan on any Units granted under this plan, may be invested in additional Units, which will vest concurrently and proportionately with the Units granted. Forfeited Units and accumulated distributions thereon accrue to Aeroplan. The trust is a VIE entity with respect to the Partnership, and as such, it is consolidated with the Partnership's and Aeroplan's financial statements. The fair value of Aeroplan's Units, which approximates their cost under this plan, is charged to earnings as compensation expense over the vesting period, with a corresponding increase to equity. Aeroplan's

cost of the units held is presented as a reduction of unitholders' capital. Estimated compensation costs relative to this plan are accrued on the basis of actual performance relative to targets.

Omnibus Plan. The Omnibus Compensation and Incentive Plan has been established in order to attract and/or retain employees. Vesting conditions vary at the time of grant but are typically time and performance based, with Units, which are held in a trust for the benefit of the eligible employees, vesting three years after the grant. Aeroplan will purchase the Units on the secondary market. Distributions declared by Aeroplan on any Units granted under this plan, may be invested in additional Units, which will vest concurrently with the Units granted. Forfeited Units and accumulated distributions thereon accrue to Aeroplan. The trust is a VIE with respect to the Partnership, and as such, it is consolidated with the Partnership's and Aeroplan's financial statements. The fair value of Aeroplan's Units, which approximates their cost under this plan, is charged to earnings as compensation expense over the vesting period, with a corresponding increase to equity. Aeroplan's cost of the units held is presented as a reduction of unitholders' capital.

Earnings per unit

Earnings per unit is calculated on a weighted average number of units outstanding basis. Units held under the various stock-based compensation plans reduce the weighted average number of Aeroplan's outstanding units from the date they are contributed into the plan.

Future Accounting Changes

Capital Disclosures and Financial Instruments – Presentation and Disclosure

The CICA issued three new accounting standards: section 1535, *Capital Disclosures*, section 3862, *Financial Instruments – Disclosures*, and section 3863, *Financial Instruments – Presentation*. These new standards will be effective for fiscal years beginning on or after October 1, 2007, and Aeroplan will adopt them on January 1, 2008. Management is in the process of evaluating the effect of the adoption of the new standards on Aeroplan's financial statements.

Section 1535 establishes disclosure requirements about an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, *Financial Instruments – Disclosure and Presentation*, revising and enhancing disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

3. Related party transactions

The transactions between Air Canada, other ACE affiliates and the Partnership described below are recorded at the exchange amount.

Contractual and commercial practices with Air Canada and other entities under the control of ACE

Air Canada and its subsidiaries, as a group, is one of Aeroplan's largest commercial partners. Air-travel related rewards as well as certain management and business services are provided by Air Canada to

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

Aeroplan. Aeroplan also provides Air Canada with certain services related to tier management, member redemption and marketing activities.

The related party transactions resulting from the application of the commercial and contractual practices were as follows:

	June 30, 2007
	$
	(unaudited)
Balance Sheet	
Accounts payable and accrued liabilities	19,905

The following table summarizes the related party transactions resulting from the application of the commercial and contractual practices included in the statement of operations:

	Three months ended June 30, 2007	March 14, 2007 to June 30, 2007
	$	$
	(unaudited)	(unaudited)
Statement of Operations		
Revenue from tier management, contact centre management and marketing fees	1,479	2,219
Cost of rewards	114,437	142,655
Operating expenses	17,698	21,332

The following table represents Gross Billings charged to Air Canada and its affiliates for Aeroplan Miles issued to members compared to total Gross Billings charged to all Accumulation Partners (including Air Canada and its affiliates):

	Gross Billings to Air Canada and its Affiliates	Gross Billings
	$	$
	(unaudited)	(unaudited)
Three months ended June 30, 2007	62,074	238,931
March 14, 2007 to June 30, 2007	74,806	284,526

Cash Management

Air Canada collects credit card payments on Aeroplan's behalf. Amounts from these transactions, $15.0 million and $ 18.2 million for the three months ended June 30, 2007 and for the period from March 14, 2007 to June 30, 2007 respectively, are settled through the inter-company accounts.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

In addition, Air Canada acts as a clearing house for substantially all Gross Billings and reward purchasing transactions between Aeroplan and airlines other than Air Canada. Air Canada collects and pays the accounts receivable and accounts payable on Aeroplan's behalf. Net purchase amounts resulting from these transactions, $3.0 million and $4.5 million for the three months ended June 30, 2007 and for the period from March 14, 2007 to June 30, 2007 respectively, are settled through the inter-company accounts.

Guarantees

Under a merchant services agreement entered into with First Data Loan Company, Canada, Aeroplan was jointly and severally liable for its own obligations and those of certain companies subject to common control by ACE, in the event that such entities were unable to fulfill their obligations related to airline and tour tickets sold in advance and charged to the credit cards processed under the agreement. Effective June 30, 2007, the agreement was amended such that Aeroplan is only liable for its own transactions and is no longer jointly and severally liable for the obligations of Air Canada and the other entities under common control of ACE. The term of this agreement ends on September 30, 2008.

Commercial and other agreements

Aeroplan has entered into various agreements with Air Canada governing the commercial relationship between Aeroplan and Air Canada. Inter-company transactions resulting from these agreements are measured at the exchange amount, being the amount agreed to between the parties. The aggregate effect of these transactions is disclosed in the tables above.

The following is a summary of the relevant financial terms related to these agreements.

Commercial Participation and Services Agreement *("CPSA")*

This agreement, which was amended on October 13, 2006 and expires on June 29, 2020, covers the terms and conditions of the purchase of air travel rewards by Aeroplan from Air Canada and its affiliates, the purchase of Aeroplan Miles by Air Canada and its affiliates for issuance to members and the management of the tier membership program for certain Air Canada customers. Pursuant to the CPSA, Aeroplan is required to purchase annually a minimum number of reward travel seats on Air Canada and its affiliates, which number is based on a function of the number of seats utilized in the three preceding calendar years. Based on the three years ended December 31, 2006, the Partnership is required to purchase reward travel seats with an exchange amount of approximately $296.1 million each year. While Air Canada can change the number of per flight Aeroplan Miles awarded to members without Aeroplan's consent, Air Canada is required to purchase, on an annual basis, a pre-established number of Aeroplan Miles at a specified rate. Aeroplan is required to perform certain marketing and promotion services for Air Canada including contact centre services for the management of the frequent flyer tier membership program for a fee based on actual costs, on a fully allocated basis, plus an administrative fee. Aeroplan's ability to respond to members' requests for future rewards will depend on Air Canada's ability to provide the requested number of seats.

Revenue earned and expenses incurred under this agreement are included in "Tier management, contact centre management and marketing fees" and "Cost of rewards", respectively in the tables above.

Aeroplan has also agreed to indemnify Air Canada, its affiliates and representatives from any claims arising out of any changes made at any time by Aeroplan to the Aeroplan Program to the extent such changes are implemented to address fluctuations in breakage related to the liability attached to miles issued prior to January 1, 2002.

<u>Master Services Agreement *("MSA")*</u>

Under this agreement, which expires concurrently with the CPSA on June 29, 2020, Air Canada has agreed to provide certain administrative services to Aeroplan in return for a fee. The fees paid under this agreement, which are included in operating expenses in the table above, amounted to $4.2 million and $5.1 million for the three months ended June 30, 2007 and for the period from March 14, 2007 to June 30, 2007 respectively.

The agreement may be terminated by Aeroplan with six months prior written notice and by Air Canada with eighteen months prior written notice. The agreement terminates automatically if the CPSA is terminated.

<u>General Services Agreement *("GSA")*</u>

This agreement, which may be terminated by either party with six months prior written notice, provides Aeroplan with the services of certain unionized employees of Air Canada. Aeroplan is required to reimburse Air Canada for all salary and benefit costs incurred in connection with the assigned employees, including annual special payments detailed below to compensate Air Canada for the share of the unfunded pension deficiencies related to the assigned employees described below.
The fees paid under this agreement, which are included in operating expenses in the table above, amounted to $13.1 million and $15.8 million for the three months ended June 30, 2007 and for the period from March 14, 2007 to June 30, 2007 respectively.

Pursuant to the adoption of the Air Canada Pension Plan Solvency Deficiency Funding Regulations on August 9, 2004, Air Canada was required to make certain special payments related to funding deficiencies of its registered pension plans. These special payments may be made over a ten-year period and are based on certain actuarial calculations to be made on a periodic basis. Under the GSA, Aeroplan has agreed to pay a portion of the special payments related to plans in which Aeroplan employees participate based on an estimate of the portion of the solvency deficiencies of Air Canada's pension plans attributable to Aeroplan employees at January 1, 2005. Operating expenses in respect of this agreement include $0.5 million and $0.6 million related to special payments for the three months ended June 30, 2007 and for the period from March 14, 2007 to June 30, 2007 respectively.

Remaining maximum payments in respect of the special payments should not exceed $12.2 million over the period ending December 31, 2013. The obligation in respect of special payments survives early termination. In the event that all the assigned employees become Aeroplan employees, Aeroplan shall assume all liabilities with respect to the assigned employees as of the transfer date.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

The following table sets out the remaining maximum payments for the corresponding period:

Year	Amount
	$
	(unaudited)
2007	926
2008	1,851
2009	1,883
2010	1,883
2011	1,883
Thereafter	3,766
	12,192

These commitments have not been presented in the statement of financial position as they represent contributions for future services of the respective employees.

Aeroplan has indemnified Air Canada and its directors, officers, employees and agents against potential claims and grievances arising from the assignment to Aeroplan of the employees.

Leases

Aeroplan is party to a real estate lease with Air Canada for its Vancouver premises. The lease is for a five-year term at commercial rates, commencing January 1, 2004. with certain renewal and expansion rights (see note 15).

4. Major Accumulation Partners

Air Canada and its affiliates and two other major Accumulation Partners account for a significant percentage of Gross Billings. Since Aeroplan's revenues are recognized based on redemptions by members as opposed to the issuance of Aeroplan Miles to members by the Accumulation Partners, the information on major customers is based on the Gross Billings of Aeroplan Miles issued through each Accumulation Partner to Aeroplan members. Gross Billings for each Accumulation Partner represent the contracted amounts received or receivable from Accumulation Partners during each period. Air Canada and its affiliates and the other Accumulation Partners accounted for significant issuance of Aeroplan Miles as follows:

	Air Canada and affiliates	Accumulation Partner A	Accumulation Partner B
	%	%	%
	(unaudited)	(unaudited)	(unaudited)
Three months ended June 30, 2007	26	51	12
March 14, 2007 to June 30, 2007	26	51	12

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

Due to the different nature of the businesses carried on by Aeroplan's Accumulation Partners and the relative size of the major Accumulation Partners, management considers any other concentration of credit risk not to be significant.

5. Investment in Aeroplan Limited Partnership & Aeroplan Holding GP Inc.

On January 1, 2006, Aeroplan owned 28,750,000 limited partnership units or 14.4% of the Partnership at a net cost of $285.3 million. ACE held 171,250,000 units or 85.6% of the Partnership.

On March 3, 2006 and March 31, 2006, ACE exchanged 20,204,165 and 500,000 Partnership units for Aeroplan Units pursuant to the investors' liquidity agreement (the "Investors' Liquidity Agreement") dated June 29, 2005. The 20,204,165 Aeroplan Units were then distributed to ACE's shareholders and the 500,000 Aeroplan Units were contributed to a trust in order to fund grants to employees under Aeroplan's Initial Long-term Incentive Plan. On December 28, 2006, ACE exchanged 50,000,000 Partnership units for Aeroplan Units which were distributed to ACE's shareholders of record on January 10, 2007. As a result of these transactions, as at December 31, 2006, ACE held 100,545,835 Partnership units representing 50.3% of the issued and outstanding partnership units, and Aeroplan held 99,454,165 Partnership units representing 49.7% of the issued and outstanding partnership units.

On January 10, 2007 and March 14, 2007, ACE exchanged 60,000,000 and 40,545,835 respectively, Partnership units for Aeroplan Units pursuant to the Investors' Liquidity Agreement. As a result of these transactions, as of March 14, 2007, Aeroplan holds 200,000,000 limited partnership units or 100% of the issued and outstanding partnership units.

From January 1, 2006 up to March 3, 2006 Aeroplan's investment in the Partnership was recorded at cost. From March 3, 2006 up to and including March 13, 2007, Aeroplan accounted for its investment in the Partnership under the equity method and recorded its proportionate share of the Partnership's net earnings, calculated on the same basis as if they had been consolidated, taking into account the increases in ownership as step acquisitions under the purchase method of accounting for investments from the date on which they occurred. Under the equity method, distributions declared and paid by the Partnership reduced the carrying value of the investment.

As a result of the March 14, 2007 exchange transaction, the Partnership is consolidated, as a variable interest entity, in the accounts of Aeroplan and accordingly, as of March 14, 2007, Aeroplan has changed its basis of accounting for its investment in the Partnership from the equity method to consolidation.

For each of the acquisition dates, an independent valuation of the identifiable assets of the Partnership was obtained. The fair value of the identifiable assets and their estimated useful life is detailed as follows:

(in millions)	Aeroplan's proportionate share						Estimated useful life (years)
	June 30, 2005	Mar. 3, 2006	Dec 28, 2006	Jan 10, 2007	Mar 14, 2007	Total	
	14.4%	10.3%	25.0%	30.0%	20.3%	100%	
	$	$	$	$	$	$	
Price per Unit	**10.00**	**12.40**	**17.00**	**17.97**	**19.40**		
Fair value of acquired interest in Aeroplan	288.0	256.9	850.0	1,078.2	786.6	3,259.7	
Net book value of acquired interest in Aeroplan	(140.7)	(102.2)	(250.0)	(300.0)	(200.5)	(993.3)	
Purchase price discrepancy, allocated as follows:	**428.7**	**359.1**	**1,100.0**	**1,378.2**	**987.0**	**4,253.1**	
Intangible Assets							
Finite life							
Accumulation Partners' contracts	175.7	125.7	400.0	480.0	326.4	1,507.7	15 and 25
Software and Technology	5.6	4.0	10.0	12.0	8.1	39.7	5
	181.3	129.7	410.0	492.0	334.5	1,547.5	
Indefinite life							
Trade name	37.4	26.8	70.0	84.0	56.8	275.0	Indefinite
Goodwill	210.0	202.7	620.0	802.2	595.8	2,430.6	Indefinite
	247.4	229.4	690.0	886.2	652.5	2,705.6	
	428.7	**359.1**	**1,100.0**	**1,378.2**	**987.0**	**4,253.1**	

Aeroplan's proportionate share of the Partnership's net earnings from January 1, 2007 to March 13, 2007 of $19.2 million includes an amortization charge of $11.2 million for finite life intangibles (Accumulation Partners' contracts and software and technology). By comparison, Aeroplan's proportionate share of the Partnership's net earnings from March 3, 2006 to December 31, 2006 of $17.8 million included an amortization charge of $11.9 million for finite life intangibles (Accumulation Partners' contracts and software and technology).

The following table details the carrying value of the investment:

(in millions, except for unit amounts)	**March 13, 2007** [(1)]	**December 31, 2006**
	$	**$**
	(unaudited)	
28,750,000 units of the Partnership acquired on June 29, 2005, net of issue costs of $2.25 million	285.3	285.3
20,204,165 units exchanged by ACE on March 3, 2006	250.5	250.5
500,000 units exchanged by ACE and contributed to Aeroplan's Initial Long-term Incentive Plan on March 30, 2006	6.4	6.4
50,000,000 units exchanged by ACE on December 28, 2006	850.0	850.0
60,000,000 units exchanged by ACE on January 10, 2007	1,078.2	-
40,545,835 units exchanged by ACE on March 14, 2007	786.6	-
Proportionate share of the Partnership's net earnings since March 3, 2006	37.0	17.8
Priority distributions received	(0.5)	(0.5)
Distributions declared by the Partnership since March 3, 2006	(56.2)	(33.9)
	3,237.3	**1,375.6**

(1) immediately prior to consolidation

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

6. Accumulation Partners' contracts, Property and equipment and Software and technology

	June 30, 2007		
	Cost	Accumulated depreciation and amortization	Net
	$	$	$
Accumulation Partners' contracts	**1,486,380**	**19,531**	**1,466,849**
Property and equipment			
Furniture, fixtures and computer hardware	425	71	354
Leasehold improvements	1,135	113	1,022
	1,560	**184**	**1,376**
Software and technology			
Software and technology	73,388	5,511	67,877
Software under development	8,517	-	8,517
	81,905	**5,511**	**76,394**

7. Aeroplan Miles Redemption Reserve

In conjunction with the issuance of units to Aeroplan and the bank financing entered into on June 29, 2005, the Partnership established the Aeroplan Miles redemption reserve (the "Reserve"). As at June 30, 2007 the Reserve amounted to $400.0 million and is included in cash and cash equivalents and short-term investments.

The amount of the Reserve, as well as the types of securities it may be invested in, are based on policies established by management of the Partnership, which may be reviewed periodically. The Reserve may be used to supplement cash flows generated from operations in order to pay for rewards during unusually high redemption activity associated with Aeroplan Miles.

Any deposits of funds in non-Canadian dollar denominated investments are required to be hedged. At June 30, 2007, there were no non-Canadian dollar denominated investments.

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

8. Long-Term Debt

The following is a summary of Aeroplan's authorized and outstanding credit facilities:

	Authorized	Drawn at June 30, 2007
	$	$
		(unaudited)
Revolving term facility (a)	75,000	-
Term facility (b),(c)	300,000	298,941
Acquisition facility (b)	100,000	-
Total	**475,000**	**298,941**

(a) The revolving term facility matures on June 29, 2009, or earlier at the option of Aeroplan and bears interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%.

Letter of credit
Aeroplan has issued an irrevocable letter of credit in the amount of $430,000, in order to meet its obligations under one of the non-registered defined contribution pension plans. This amount reduces the available credit under the revolving term facility.

(b) The term and the acquisition facilities mature on June 29, 2009, or earlier at the option of Aeroplan and bear interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%. At June 30, 2007, borrowings under the term facility were in the form of Bankers' Acceptances with a 90 day term and an effective interest rate of 5.4%. The term facility was drawn in order to fund a portion of the $400.0 million Reserve, included in cash and cash equivalents and short-term investments.

(c) Borrowings under the term facility, in the form of Bankers' Acceptances, are recorded net of prepaid interest, in the amount of $1,059,000.

Borrowings under the credit facilities are secured by substantially all the present and future assets of Aeroplan.

The continued availability of the credit facilities is subject to Aeroplan's ability to maintain certain leverage, debt service and interest coverage covenants, as well as other affirmative and negative covenants.

9. Future income taxes

Under the provisions of Bill C-52, Budget Implementation Act, 2007, which received Royal Assent on June 22, 2007, Aeroplan, as a publicly traded income trust, is considered a specified investment flow-through ("SIFT") and will become subject to tax commencing January 1, 2011. As a result of the change in the effective future income tax rate which will increase to 31.5% from 0%, Aeroplan has recorded future income taxes on the temporary differences between the accounting and tax basis of its assets and liabilities that are expected to reverse after January 1, 2011. Proposals to tax income trusts and other SIFT entities such as the Fund were originally announced on October 31, 2006 as part of the Federal Government's Tax Fairness Plan.

Aeroplan's provision for income taxes is made up as follows:

	Three months ended June 30, 2007	March 14, 2007 to June 30, 2007
	(unaudited)	(unaudited)
Combined Federal and provincial income tax rates	0%	0%

	Three months ended June 30, 2007	March 14, 2007 to June 30, 2007
(in thousands)	$	$
	(unaudited)	(unaudited)
Current tax expense based on combined Federal and provincial income tax rates	-	-
Future income tax expense arising from tax rate changes, relating to temporary differences	167,000	167,000
	167,000	**167,000**

Future income taxes consist of the following future income tax liabilities (assets) relating to temporary differences for:

	June 30, 2007
	$
	(unaudited)
Accumulation partners' contracts and trade name	345,627
Eligible capital expenditures	(183,373)
	162,254
Software and technology	4,746
	167,000

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

10. Deferred Revenue

A reconciliation of deferred revenue, including deferred breakage, is as follows:

	June 30, 2007
	$
	(unaudited)
Opening balance as at March 14, 2007	1,466,012
Aeroplan Miles issued – Gross billings	284,526
Revenue recognized for Aeroplan Miles redeemed and breakage	(252,798)
Ending balance	1,497,740
Represented by:	
Current portion [(a)]	**873,161**
Long-term	**624,579**

(a) *The current portion is management's best estimate of the amount to be realized in the next twelve months, based on historical trends.*

11. Contingent liabilities

Air Canada Miles issued prior to January 1, 2002

In accordance with the CPSA, as amended, Air Canada is responsible for the cost of the redemption for air rewards of up to a maximum of 112.4 billion Air Canada Miles accumulated by members prior to January 1, 2002. As of June 30, 2007, 102.4 billion of those Air Canada Miles had been redeemed.

In the unlikely event that Air Canada is unable to meet its obligation, Aeroplan may be required to honor Air Canada's redemption obligation, which based on Aeroplan's current average redemption cost per mile, as calculated on the basis of the current average redemption cost calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of the various types of awards that members have selected, based on past experience, would amount to approximately $92.2 million at June 30, 2007.

Also under the CPSA, Aeroplan is responsible for any redemptions for air rewards of Air Canada Miles issued prior to January 1, 2002, in excess of the 112.4 billion Air Canada Miles. While on the basis of current estimates, Aeroplan does not expect such redemptions to exceed 112.4 billion Air Canada Miles, the maximum potential redemption cost of meeting this obligation if all 21.7 billion estimated broken but unexpired Air Canada Miles were to be redeemed, amounts to $200.1 million at June 30, 2007. After giving effect to the implementation in July 2007 of the mileage expiration mentioned below, the maximum potential redemption cost has been reduced to $154.3 million.

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

As a result, the total maximum potential redemption cost to the Partnership for the total outstanding and unbroken Air Canada Miles issued prior to January 1, 2002 is estimated to be $292.3 million at June 30, 2007. After giving effect to the to the implementation in July 2007 of the mileage expiration mentioned below, the maximum potential redemption cost has been reduced to $246.5 million.

Management estimates that a 1% decrease in breakage related to the Air Canada Miles issued before January 1, 2002, would have an impact on cost of rewards and net earnings of approximately $28.7 million for the period in which the change occurred.

Aeroplan Miles issued after January 1, 2002

In addition, Aeroplan may be required to provide rewards to members for unexpired Aeroplan Miles accounted for as breakage on the Aeroplan Miles issued after December 31, 2001 for which the breakage revenue has been recognized or deferred and for which no liability has been recorded. The maximum potential redemption cost for such Aeroplan Miles is estimated to be $476.3 million at June 30, 2007. After giving effect to the implementation in July 2007 of the mileage expiration mentioned below, the maximum potential redemption cost has been reduced to $417.5 million. The potential redemption costs noted above have been calculated on the basis of the current average redemption cost calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of the various types of rewards that members have selected, based on past experience.

Management estimates that a 1% change in breakage related to the Aeroplan Miles issued after January 1, 2002, would have a total impact on revenue and net earnings of $28.5 million for the period in which the change occurred, with $24.5 million relating to prior years and $4.0 million relating to the current six month period.

Mileage expiration

Commencing July 1, 2007, pursuant to the terms of the mileage expiry policy, as announced in October 2006, the accumulated miles in the accounts of members who had not transacted with the Aeroplan program at least once in the prior consecutive 12-month period were expired. Prior to July 1, 2007, miles expired in those member accounts that had no activity (accumulation or redemption) for the prior 36-month period.

Other

From time to time, Aeroplan becomes involved in various claims and litigation as part of its business. While the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current pending claims and litigation will not have a material impact on Aeroplan's financial position and results of operations.

Aeroplan has agreed to indemnify its directors and officers, to the extent permitted under corporate law, against costs and damages incurred by the directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their services. Aeroplan's directors and officers are covered by directors' and officers' liability insurance. No amount has been recorded in these financial statements with respect to the indemnification agreements.

Aeroplan's Declaration of Trust provides that the Trustees will act honestly and in good faith with a view

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

to the best interests of Aeroplan and in connection with that duty will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Aeroplan's Declaration of Trust provides that each Trustee will be entitled to indemnification from Aeroplan in respect of the exercise of the Trustee's power and the discharge of the Trustee's duties, provided that the Trustee acted honestly and in good faith with a view to the best interests of all unitholders or, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the Trustee had reasonable grounds for believing that his/her conduct was lawful. No claims with respect to such occurrences have been made and, as such, no amount has been recorded in this statement of financial position with respect to these indemnifications.

12. Distributions

Distributions declared to the unitholders of record on the last business day of the month amounted to $42.0 million and $8.6 million for the three months ended June 30, 2007 and June 30, 2006 respectively, and $78.3 million and $14.9 million for the six months ended June 30, 2007 and June 30, 2006 respectively, as follows:

Record date	2007		2006	
	Amount	Amount per Aeroplan Unit	Amount	Amount per Aeroplan Unit
	$	$	$	$
	(unaudited)		(unaudited)	
January	11,161,792	0.0700	1,676,125	0.0583
February	11,161,792	0.0700	1,676,125	0.0583
March	14,000,000	0.0700	2,883,178	0.0583
April	14,000,000	0.0700	2,883,178	0.0583
May	13,999,994	0.0700	2,883,178	0.0583
June	13,999,994	0.0700	2,883,178	0.0583
	78,323,572	**0.4200**	**14,884,962**	**0.3498**

13. Units

Aeroplan may issue an unlimited number of units ("Aeroplan Units") for the consideration of, and on the terms and conditions determined by, the Trustees. Each Aeroplan Unit is transferable and represents an equal undivided beneficial interest in any distribution from Aeroplan. All Aeroplan Units are of the same class and have equal rights and privileges.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

The issued and outstanding Aeroplan Units are summarized as follows:

Description	June 30, 2007		December 31, 2006	
	Number of units	$	Number of units	$
	(unaudited)			
Acquired June 2005 for $10 each, net of issue costs of $2,250,000	28,750,000	285,250,000	28,750,000	285,250,000
Issued on March 3, 2006 for $12.40 each	20,204,165	250,531,646	20,204,165	250,531,646
Issued on March 30, 2006 for $12.90 each	500,000	6,450,000	500,000	6,450,000
Issued on December 28, 2006 for $17.00 each	50,000,000	850,000,000	50,000,000	850,000,000
Issued on January 10, 2007 for $17.97 each	60,000,000	1,078,200,000	-	-
Issued on March 14, 2007 for $19.40 each	40,545,835	786,589,199	-	-
Sub-total	200,000,000	3,257,020,845	99,454,165	1,392,231,646
Redemption of Units tendered	(82)	(1,495)	-	-
	199,999,918	3,257,019,350	99,454,165	1,392,231,646
Aeroplan Units held to fund stock-based compensation plans (note 14)	(499,418)	(7,463,320)	-	-
Total – end of period	**199,500,500**	**3,249,556,030**	**99,454,165**	**1,392,231,646**

In connection with the initial public offering and the over-allotment option, Aeroplan acquired 25,000,000 Aeroplan Units on June 29, 2005 and 3,750,000 Aeroplan Units on June 30, 2005 for $10 each. As a result, at June 30, 2005, the total number of Aeroplan Units issued was 28,750,000 for total consideration of $285.3 million, net of $2.25 million representing Aeroplan's proportionate share of the $18.0 million of offering costs paid by the Partnership.

Under the terms of the Investors' Liquidity Agreement dated June 29, 2005, the non-subordinated units held by ACE in the Partnership are exchangeable for Aeroplan Units on a one-to-one basis. The subordinated units of the Partnership held by ACE became exchangeable after December 31, 2006. Aeroplan had reserved 171,250,000 Aeroplan Units for the exercise of the exchange right. The exchange right expires once all the Partnership Units held by ACE have been exchanged.

During the year ended December 31, 2006, ACE exercised its exchange right in connection with the transactions described in note 5, and Aeroplan issued 20,204,165 Aeroplan Units at $12.40 each (representing the closing price on March 3), 500,000 Aeroplan Units at $12.90 each (representing the closing price on March 31) and 50,000,000 Aeroplan Units at $17.00 each (representing the closing price on December 28), for a total number of Aeroplan Units issued and outstanding at December 31, 2006 of 99,454,165 for total consideration of $1,392.2 million. At December 31, 2006, 100,545,835 Aeroplan Units remained available for future exchanges.

On January 10, 2007 and March 14, 2007, ACE exercised its exchange right in connection with the transactions described in note 5, and Aeroplan issued 60,000,000 Aeroplan Units at $17.97 each (representing the closing price on January 10), and 40,545,835 Aeroplan Units at $19.40 each

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

(representing the closing price on March 14) respectively, for a cumulative total number of 200,000,000 Aeroplan Units issued for a total consideration of $3,257.0 million. Effective with the March 14, 2007 exchange transaction, all of the Partnership units held by ACE have been exchanged.

Aeroplan Units are redeemable at any time on demand by the unitholder. The redemption price per Aeroplan Unit is equal to the lesser of 90% of the market price on the date of surrender of the unit for redemption and 100% of the closing market price on the redemption date. The total amount payable in respect of Units tendered for redemption in the same calendar month shall not exceed $50,000. During the three month and six month period ended June 30, 2007, Aeroplan redeemed 82 units for total cash consideration of $1,495.

14. Stock-based compensation plans

The details of Aeroplan Units held under stock-based compensation plans described in note 2 are as follows:

	June 30, 2007 (unaudited)		
	Initial LTIP	**On-going LTIP**	**Omnibus plan**
Number of Aeroplan Units granted	567,842	165,588	86,000
Number of Aeroplan Units forfeited	(102,476)	-	-
	465,366	165,588	86,000
Number of Aeroplan Units vested	(197,036)	-	-
Number of Aeroplan Units outstanding, end of period	**268,330**	**165,588**	**86,000**
Weighted average remaining life (years)	0.87	1.98	2.67
Cost of units purchased during the period ($) [a]	-	-	-
Weighted average fair value per Aeroplan Unit on date of grant ($)	12.90	17.36	18.16

[a]The cost of Aeroplan Units purchased under these plans is not materially different from their fair value at the date they were granted.

Pursuant to the terms of the On-going and Omnibus plans, Aeroplan Units are purchased on the open market of the Toronto Stock Exchange and are held by a trustee for the benefit of the eligible employees until their vesting. Unvested units of the Initial LTIP, which were contributed by ACE, are also held in escrow.

15. Commitments

The minimum lease payments owed to Air Canada (described in note 3) and other parties related to the facilities leases are as follows:

Year ending December 31	
	$
Remainder of 2007	884
2008	1,768
	2,652

16. Financial instruments

Fair value

The fair value of the financial instrument is the amount of consideration that would be agreed upon in an arm's length transaction between willing parties. Aeroplan uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the consolidated statement of financial position as follows:

Held to maturity

Cash and cash equivalents and short-term investments – The carrying amounts included in the consolidated statement of financial position approximate fair value because of the short-term maturity of the underlying instruments. Cash and cash equivalents and short-term investments are presented with accrued interest thereon.

Loans and receivables

Accounts receivable – The carrying amount included in the consolidated statement of financial position approximates fair value because of the short-term maturity of these instruments.

Financial Liabilities

Accounts payable and accrued liabilities and distributions payable – The carrying amounts included in the consolidated statement of financial position approximate fair value because of the short-term maturity of these instruments.

Long-term debt – The carrying amount included in the consolidated statement of financial position approximates fair value.

Credit risk

In accordance with its investment policy, Aeroplan invests the Reserve and excess cash, included in short-term investments and cash and cash equivalents in commercial paper or corporate bonds with a minimum rating of R-1 (high) or AA (low) and term deposits, subject to certain thresholds to reduce undue exposure to any one issuer.

Interest rate exposure

Aeroplan is exposed to fluctuations in interest rates under the terms of the outstanding credit facility which bears interest at variable rates and has been borrowed in the form of Bankers' Acceptances.

Aeroplan invests the Reserve and excess cash on hand in instruments with similar terms to maturity as the underlying Bankers' Acceptances related to the credit facility, with an objective to mitigate the interest rate exposure.

aeroplan

limited partnership

Interim Consolidated Financial Statements

For the three and six months ended
June 30th
2007 and 2006

UNAUDITED

Management's Report

The accompanying unaudited consolidated interim financial statements of Aeroplan Limited Partnership are the responsibility of management and have been approved by the Board of Directors. The unaudited consolidated interim financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited consolidated interim financial statements include some amounts and assumptions based on management's best estimates which have been derived with careful judgement.

In fulfilling its responsibilities, management of Aeroplan has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the financial statements. The Audit, Finance and Risk Committee of the Board of Directors reviews Aeroplan's consolidated interim financial statements and recommends their approval by the Board of Directors.

August 8th, 2007

(signed) "Rupert Duchesne"

RUPERT DUCHESNE

President and Chief Executive Officer

(signed) "David L. Adams"

DAVID L. ADAMS

Executive Vice President and Chief Financial Officer



limited partnership

Consolidated Statements of Operations

(in thousands of dollars, except unit and per unit amounts)

		Three months ended June 30		Six months ended June 30	
		2007	2006	2007	2006
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating Revenue					
Aeroplan Miles revenue					
Aeroplan Miles redeemed		$ 172,700	$ 137,100	$ 367,775	$ 290,082
Breakage		34,386	30,864	67,872	60,954
		207,086	167,964	435,647	351,036
Tier management, contact centre management and marketing fees from Air Canada	Note 3	1,479	1,800	5,180	4,952
Other revenue		11,719	12,770	24,771	26,604
		220,284	182,534	465,598	382,592
Cost of rewards	Note 3	128,541	112,470	283,675	237,353
Gross margin		91,743	70,064	181,923	145,239
Operating Expenses					
Selling, general and administrative	Note 3	41,707	34,948	81,110	67,491
Depreciation and amortization		2,811	3,884	5,515	7,626
		44,518	38,832	86,625	75,117
Operating Income		47,225	31,232	95,298	70,122
Interest on long-term debt		(4,482)	(3,742)	(8,908)	(7,153)
Interest income		6,707	4,734	13,176	8,709
Amortization of deferred financing charges	Note 7	-	(469)	-	(938)
Net earnings for the period		**$ 49,450**	**$ 31,755**	**$ 99,566**	**$ 70,740**
Weighted average number of Units		**199,500,582**	**200,000,001**	**199,519,955**	**200,000,001**
Earnings per unit					
Basic		**$ 0.2479**	**$ 0.1588**	**$ 0.4990**	**$ 0.3537**

The accompanying notes are an integral part of these interim financial statements.





limited partnership

Consolidated Statements of Financial Position

(in thousands of dollars, except unit and per unit amounts)

As at		June 30 2007 (unaudited)	December 31 2006
Assets			
Current assets			
Cash and cash equivalents	Note 5	$ 273,756	$ 166,939
Short-term investments	Note 5	395,999	452,797
Accounts receivable		72,145	69,997
Prepaid expenses		517	2,413
		742,417	692,146
Deferred charges	Note 6	-	4,321
Property and equipment		1,376	1,638
Software		40,755	39,653
Goodwill		86,625	86,625
		$ 871,173	**$ 824,383**
Liabilities and Partners' Deficiency			
Current liabilities			
Accounts payable and accrued liabilities	Note 3	$ 48,363	$ 38,960
Deferred revenue	Note 8	873,161	798,558
Distributions payable		14,000	19,000
		935,524	856,518
Long-term debt	Note 7	295,559	300,000
Deferred revenue	Note 8	624,579	667,921
		920,138	1,824,439
Partners' deficiency	Note 10	(984,489)	(1,000,056)
		$ 871,173	**$ 824,383**
Guarantees, contingencies and commitments	Notes 3, 9 & 11		

Approved on behalf of AEROPLAN LIMITED PARTNERSHIP
by Aeroplan Holding GP Inc., its general partner

(signed) Rupert Duchesne
Rupert Duchesne
Director

(signed) Roman Doroniuk
Roman Doroniuk
Director

The accompanying notes are an integral part of these interim financial statements.



(In thousands of dollars, except unit and per unit amounts)

Six months ended June 30, 2007 and year ended December 31, 2006
(unaudited)

		Partners' capital	Retained Earnings (Deficit)		Contributed Surplus	Total
			Accumulated Earnings	Distributions [a]		
Balance, December 31, 2005		**$ 232,000**	**$ (1,230,965)**		**$ 210**	**$ (998,755)**
Breakdown of opening Retained Earnings (Deficit)			259,131	(1,490,096)		
Net earnings for the period			70,740			70,740
Monthly distributions	Note 10			(69,960)		(69,960)
Accretion related to officers' compensation in the form of ACE options					39	39
Accretion related to initial long-term incentive plan					2,992	2,992
Subtotal		232,000	329,871	(1,560,056)	3,241	(994,944)
Balance, June 30, 2006		**$ 232,000**	**$ (1,230,185)**		**$ 3,241**	**$ (994,944)**
Net earnings for the period			72,789			72,789
Priority distribution to the Fund				(495)		(495)
Monthly distributions	Note 10			(76,500)		(76,500)
Fund Units contributed by ACE and held by the initial long-term incentive plan		(3,461)			3,461	-
Fund Units held by other stock-based compensation plans		(2,473)				(2,473)
Accretion related to officers' compensation in the form of ACE options					73	73
Accretion related to initial long-term incentive plan					850	850
Accretion related to other stock-based compensation plans					644	644
Subtotal		226,066	402,660	(1,637,051)	8,269	(1,000,056)
Balance, December 31, 2006		**$ 226,066**	**$ (1,234,391)**		**$ 8,269**	**$ (1,000,056)**
Net earnings for the period			99,566			99,566
Monthly distributions	Note 10			(84,000)		(84,000)
Fund Units held by other stock-based compensation plans		(1,529)				(1,529)
Accretion related to officers' compensation in the form of ACE options					72	72
Accretion related to initial long-term incentive plan					865	865
Accretion related to other stock-based compensation plans					593	593
Subtotal		224,537	502,226	(1,721,051)	9,799	(984,489)
Balance, June 30, 2007		**$ 224,537**	**$ (1,218,825)**		**$ 9,799**	**$ (984,489)**

[a] *Distributions includes a $506,903 deficit created on inception of the Partnership*

The accompanying notes are an integral part of these interim financial statements.



limited partnership

Consolidated Statements of Cash Flows

(in thousands of dollars, except unit and per unit amounts)

	Three months ended June 30		Six months ended June 30	
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from (used in)				
Operating activities				
Net earnings for the period	$ 49,450	$ 31,755	$ 99,566	$ 70,740
Items not affecting cash				
Depreciation & amortization	3,280	4,353	6,454	8,564
Stock-based compensation	713	873	1,530	1,357
Changes in non-cash working capital items and deferred revenue				
Related party accounts payable and/or receivable	(3,365)	(16,862)	14,164	(26,655)
Third party accounts receivable	(6,224)	5,486	(2,148)	4,100
Third party accounts payable and accrued liabilities	(4,810)	(4,974)	(5,764)	(5,495)
Deferred revenue	31,845	44,412	31,261	62,842
Other	253	3,787	837	(273)
Funding of stock-based compensation plans	-	-	(1,529)	
	21,692	37,075	44,805	44,440
	71,142	68,830	144,371	115,180
Investing activities				
Change in short-term investments	6,465	(121,789)	56,798	(122,593)
Additions to property, equipment and software	(2,979)	(5,389)	(5,352)	(11,864)
	3,486	(127,178)	51,446	(134,457)
Financing activities				
Monthly distributions	(42,000)	(34,980)	(89,000)	(69,960)
	(42,000)	(34,980)	(89,000)	(69,960)
Net change in cash and cash equivalents	32,628	(93,328)	106,817	(89,237)
Cash and cash equivalents, beginning of period	241,128	369,965	166,939	365,874
Cash and cash equivalents, end of period	**$ 273,756**	**$ 276,637**	**$ 273,756**	**$ 276,637**
Interest paid	**$ 3,973**	**$ -**	**$ 7,931**	**$ 7,485**

The accompanying notes are an integral part of these interim financial statements.

(in thousands of dollars, except unit and per unit amounts)

	June 2007			December 2006		
	Gross Billings (unaudited)	**Aeroplan Miles revenue** (unaudited)	**Deferred Revenue[b]** (unaudited)	**Gross Billings** (unaudited)	**Aeroplan Miles revenue** (unaudited)	**Deferred Revenue[b]** (unaudited)
Beginning of period	$ -	$ -	$ 1,466,479	$ -	$ -	$ 1,323,897
Three months ended March 31	227,977	(228,561)	(584)	201,502	(183,072)	18,430
Three months ended June 30	238,931	(207,086)	31,845	212,376	(167,964)	44,412
Three months ended September 30				211,245	(164,678)	46,567
Three months ended December 31				226,728	(193,555)	33,173
End of period	**$ 466,908**	**$ (435,647)**	**$ 1,497,740**	**$ 851,851**	**$ (709,269)**	**$ 1,466,479**
Represented by						
Current[a]			$ 873,161			$ 798,558
Long-term			624,579			667,921
			$ 1,497,740			**$ 1,466,479**

[a] *The current portion is management's best estimate of the amount to be realized in the following year, based on historical trends.*

[b] *See note 8.*

This schedule is presented to provide additional information on the changes in deferred revenue.

1. Nature of operations

Aeroplan Limited Partnership ("Aeroplan" or the "Partnership") is a limited liability partnership registered in the province of Québec. Aeroplan operates a premier loyalty program (the "Aeroplan Program") that provides its Accumulation Partners with loyalty marketing services and offers its members the ability to accumulate Aeroplan Miles through its partner network. Accumulated Aeroplan Miles may be redeemed for air travel rewards from Air Canada and its Star Alliance partners and for other reward products and services.

The General Partner of Aeroplan is Aeroplan Holding GP Inc. (the "General Partner"), which holds an economic interest of 0.0000005%, or 1 unit of Aeroplan.

Historically, Aeroplan has experienced higher reward redemption activity in the first six months of the year.

2. Summary of significant accounting policies

Basis of presentation

These unaudited consolidated interim financial statements have been prepared in accordance with the requirements of the Canadian Institute of Chartered Accountants (CICA) handbook section 1751, *Interim Financial Statements*. Accordingly, certain information and note disclosures normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles have been omitted or condensed. These interim financial statements should be read in conjunction with the annual audited consolidated financial statements of Aeroplan for the year ended December 31, 2006.

In the opinion of management, these interim financial statements include all adjustments considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. Except as otherwise indicated hereunder, these interim financial statements have been prepared using the same policies and methods of computation as the annual consolidated financial statements of Aeroplan for the year ended December 31, 2006.

Financial instruments

Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in non-operating income. Financial assets classified as held-to-maturity, loans and receivables, or other financial liabilities are measured at amortized cost using the effective interest method of amortization.

For financial instruments measured at amortized cost, transaction costs or fees, premiums or discounts earned or incurred are recorded, at inception, net against the fair value of the financial instrument. Interest expense is recorded using the effective interest method. For any guarantee issued that meets the definition of a guarantee pursuant to Accounting Guideline 14, *Disclosure of Guarantees* ("AcG-14"), the inception fair value of the obligation relating to the guarantee is recognized.



(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

Aeroplan has classified its financial instruments as follows:

- cash and cash equivalents and short-term investments are classified as held to maturity and recorded at amortized cost. Cash and cash equivalents and short-term investments are presented with accrued interest thereon;
- accounts receivable are classified as loans and receivables and, are recorded at amortized cost;
- accounts payable and accrued liabilities, distributions payable, and long-term debt are classified as other financial liabilities and are recorded at amortized cost.

Comprehensive Income consists of Net Income and Other Comprehensive Income ("OCI"). OCI represents changes in Partners' equity during a period arising from transactions and other events with non-owner sources that are recognized in Comprehensive Income, but excluded from Net Income. Aeroplan does not have any items to be accounted as components of OCI and, as a result net income equals comprehensive income.

Changes in accounting policies

Financial Instruments, Comprehensive Income and Hedges

On January 1, 2007, Aeroplan adopted CICA accounting handbook section 3855, *Financial Instruments – Recognition and Measurement*, section 3865 *Hedges*, and section 1530 *Comprehensive Income*.

In accordance with the transitional provisions of the standards, prior periods have not been restated for the adoption of these new accounting standards.

Financial Instruments

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the consolidated statement of financial position when the entity becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods is dependent upon the classification of the financial instrument as held-for-trading, held-to-maturity, available-for-sale, loans and receivables, or other financial liabilities. The held-for-trading classification is applied when an entity is "trading" in an instrument or alternatively the standard permits that any financial instrument be irrevocably designated as held-for-trading. The held-to-maturity classification is applied only if the asset has specified characteristics and the entity has the ability and intent to hold the asset until maturity. An asset can be classified as available-for-sale when it has not been classified as trading or held-to-maturity. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition.

Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in non-operating income. Financial assets classified as held-to-maturity, loans and receivables, or other financial liabilities are measured at amortized cost using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in OCI as described below. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

For financial instruments measured at amortized cost, transaction costs or fees, premiums or discounts earned or incurred are recorded, at inception, net against the fair value of the financial instrument. Interest expense is recorded using the effective interest method.

Aeroplan has classified its financial instruments as follows:

- cash and cash equivalents and short-term investments are classified as held to maturity and recorded at amortized cost. Cash and cash equivalents and short-term investments are presented with accrued interest thereon;
- accounts receivable are classified as loans and receivables and, are recorded at amortized cost;
- accounts payable and accrued liabilities, distributions payable, and long-term debt are classified as other financial liabilities and are recorded at amortized cost.

Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the related accounting. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

Comprehensive Income

Section 1530 introduces Comprehensive Income, which consists of Net Income and OCI. OCI represents changes in Partners' equity during a period arising from transactions and other events with non-owner sources that are recognized in Comprehensive Income, but excluded from Net Income.

Impact Upon Adoption

As at January 1, 2007 the carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and distributions payable approximated fair value due to the immediate or short-term maturities of these financial instruments.

Upon the adoption of Section 3855, at January 1, 2007, borrowings under the term facility (note 7), in the form of Bankers' Acceptances, were recorded at their estimated fair value of $298.9 million (net of prepaid interest), and further reduced by unamortized financing charges of $4.3 million.

Aeroplan has no hedge instruments. In addition, Aeroplan does not have any items to be accounted as components of OCI and, as a result net income equals comprehensive income.

Future Accounting Changes

Capital Disclosures and Financial Instruments – Presentation and Disclosure

The CICA issued three new accounting standards: section 1535, *Capital Disclosures*, section 3862, *Financial Instruments – Disclosures*, and section 3863, *Financial Instruments – Presentation*. These new standards will be effective for fiscal years beginning on or after October 1, 2007, and Aeroplan will adopt them on January 1, 2008. Management is in the process of evaluating the effect of the adoption of the new standards on Aeroplan's financial statements.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

Section 1535 establishes disclosure requirements about an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, *Financial Instruments – Disclosure and Presentation*, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

3. Related party transactions

The transactions between Air Canada, other ACE Aviation Holdings Inc. ("ACE") affiliates and the Partnership described below are recorded at the exchange amount.

Contractual and commercial practices with Air Canada and other entities under the control of ACE

Air Canada and its subsidiaries, as a group, is one of Aeroplan's largest commercial partners. Air-travel related rewards as well as certain management and business services are provided by Air Canada to the Partnership. The Partnership also provides Air Canada with certain services related to tier management, member redemption and marketing activities.

The related party transactions resulting from the application of the commercial and contractual practices were as follows:

	June 30, 2007	December 31, 2006
	$	$
	(unaudited)	
Balance Sheet		
Accounts payable and accrued liabilities	19,905	5,741
Distributions payable to ACE	-	12,038

The following table summarizes the related party transactions resulting from the application of the commercial and contractual practices included in the statement of operations:

	Three month period ended June 30		Six month period ended June 30	
	2007	2006	2007	2006
	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Statement of Operations				
Revenue from tier management, contact centre management and marketing fees	1,479	1,800	5,180	4,952
Cost of rewards	114,437	102,828	255,528	219,030
Operating expenses	17,698	18,263	35,869	35,524

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

The following table represents Gross Billings charged to Air Canada and its affiliates for Aeroplan Miles issued to members compared to total Gross Billings charged to all Accumulation Partners (including Air Canada and its affiliates):

	Gross Billings to Air Canada and its Affiliates	Gross Billings
	$	$
	(unaudited)	(unaudited)
Three months ended June 30, 2007	62,074	238,931
Three months ended June 30, 2006	63,267	212,376
Six months ended June 30, 2007	125,734	466,908
Six months ended June 30, 2006	124,775	413,878

Cash Management

Air Canada collects credit card payments on Aeroplan's behalf. Amounts resulting from these transactions, $15.0 million and $14.7 million for the three months ended June 30, 2007 and June 30, 2006 respectively, and $30.9 million and $30.7 million for the six months ended June 30, 2007 and June 30, 2006 respectively, are settled through the inter-company accounts.

In addition, Air Canada acts as a clearing house for substantially all Gross Billings and reward purchasing transactions between Aeroplan and airlines other than Air Canada. Air Canada collects and pays the accounts receivable and accounts payable on Aeroplan's behalf. Net purchase amounts resulting from these transactions, $3.0 million and $0.5 million for the three months ended June 30, 2007 and June 30, 2006 respectively, and $10.3 million and $4.9 million for the six months ended June 30, 2007 and June 30, 2006 respectively, are settled through the inter-company accounts.

Guarantees

Under a merchant services agreement entered into with First Data Loan Company, Canada, Aeroplan was jointly and severally liable for its own obligations and those of certain companies subject to common control by ACE, in the event that such entities were unable to fulfill their obligations related to airline and tour tickets sold in advance and charged to the credit cards processed under the agreement. Effective June 30, 2007, the agreement was amended such that Aeroplan is only liable for its own transactions and is no longer jointly and severally liable for the obligations of Air Canada and the other entities under common control of ACE. The term of this agreement ends on September 30, 2008.

Commercial and other agreements

Aeroplan has entered into various agreements with Air Canada governing the commercial relationship between the Partnership and Air Canada. Inter-company transactions resulting from these agreements are measured at the exchange amount, being the amount agreed to between the parties. The aggregate effect of these transactions is disclosed in the tables above.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

The following is a summary of the relevant financial terms related to these agreements.

Commercial Participation and Services Agreement *("CPSA")*

This agreement, which was amended on October 13, 2006 and expires on June 29, 2020, covers the terms and conditions of the purchase of air travel rewards by Aeroplan from Air Canada and its affiliates, the purchase of Aeroplan Miles by Air Canada and its affiliates for issuance to members and the management of the tier membership program for certain Air Canada customers. Pursuant to the CPSA, Aeroplan is required to purchase annually a minimum number of reward travel seats on Air Canada and its affiliates, which number is based on a function of the number of seats utilized in the three preceding calendar years. Based on the three years ended December 31, 2006, the Partnership is required to purchase reward travel seats with an exchange amount of approximately $296.1 million each year. While Air Canada can change the number of per flight Aeroplan Miles awarded to members without Aeroplan's consent, Air Canada is required to purchase, on an annual basis, a pre-established number of Aeroplan Miles at a specified rate. Aeroplan is required to perform certain marketing and promotion services for Air Canada including contact centre services for the management of the frequent flyer tier membership program for a fee based on actual costs, on a fully allocated basis, plus an administrative fee. Aeroplan's ability to respond to members' requests for future rewards will depend on Air Canada's ability to provide the requested number of seats.

Revenue earned and expenses incurred under this agreement are included in "Tier management, contact centre management and marketing fees" and "Cost of rewards", respectively in the tables above.

Aeroplan has also agreed to indemnify Air Canada, its affiliates and representatives from any claims arising out of any changes made at any time by Aeroplan to the Aeroplan Program to the extent such changes are implemented to address fluctuations in breakage related to the liability attached to miles issued prior to January 1, 2002.

Master Services Agreement *("MSA")*

Under this agreement, which expires concurrently with the CPSA on June 29, 2020, Air Canada has agreed to provide certain administrative services to Aeroplan in return for a fee. The fees paid under this agreement, which are included in operating expenses in the table above, amounted to $4.2 million and $4.8 million for the three months ended June 30, 2007 and June 30, 2006, respectively, and $8.6 million and $8.9 million for the six months ended June 30, 2007 and June 30, 2006 respectively.

The agreement may be terminated by Aeroplan with six months prior written notice and by Air Canada with eighteen months prior written notice. The agreement terminates automatically if the CPSA is terminated.

General Services Agreement *("GSA")*

This agreement, which may be terminated by either party with six months prior written notice, provides Aeroplan with the services of certain unionized employees of Air Canada. Aeroplan is required to reimburse Air Canada for all salary and benefit costs incurred in connection with the assigned employees, including annual special payments detailed below to compensate Air Canada for the share of the unfunded pension deficiencies related to the assigned employees described below.

The fees paid under this agreement, which are included in operating expenses in the table above, amounted to $13.1 million and $12.7 million for the three months ended June 30, 2007 and June 30, 2006 respectively, and $26.8 million and $25.1 million for the six months ended June 30, 2007 and June 30, 2006 respectively.

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

Pursuant to the adoption of the Air Canada Pension Plan Solvency Deficiency Funding Regulations on August 9, 2004, Air Canada was required to make certain special payments related to funding deficiencies of its registered pension plans. These special payments may be made over a ten-year period and are based on certain actuarial calculations to be made on a periodic basis. Under the GSA, Aeroplan has agreed to pay a portion of the special payments related to plans in which Aeroplan employees participate based on an estimate of the portion of the solvency deficiencies of Air Canada's pension plans attributable to Aeroplan employees at January 1, 2005. Operating expenses in respect of this agreement include $0.5 million and $0.5 million related to special payments for the three months ended June 30, 2007 and June 30, 2006 respectively, and $0.9 million and $1.0 million for the six months ended June 30, 2007 and June 30, 2006 respectively.

Remaining maximum payments in respect of the special payments should not exceed $12.2 million over the period ending December 31, 2013. The obligation in respect of special payments survives early termination. In the event that all the assigned employees become Aeroplan employees, Aeroplan shall assume all liabilities with respect to the assigned employees as of the transfer date.

The following table sets out the remaining maximum payments for the corresponding period:

Year	Amount
	$
	(unaudited)
2007	926
2008	1,851
2009	1,883
2010	1,883
2011	1,883
Thereafter	3,766
	12,192

These commitments have not been presented in the statement of financial position as they represent contributions for future services of the respective employees.

The Partnership has indemnified Air Canada and its directors, officers, employees and agents against potential claims and grievances arising from the assignment to the Partnership of the employees.

Lease

Aeroplan is party to a real estate lease with Air Canada for its Vancouver premises. The lease is for a five-year term at commercial rates, commencing January 1, 2004, with certain renewal and expansion rights (see note 11).

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

4. Major Accumulation Partners

Air Canada and its affiliates and two other major Accumulation Partners account for a significant percentage of Gross Billings. Since the Partnership's revenues are recognized based on redemptions by members as opposed to the issuance of Aeroplan Miles to members by the Accumulation Partners, the information on major customers is based on the Gross Billings of Aeroplan Miles issued through each Accumulation Partner to Aeroplan members. Gross Billings for each Accumulation Partner represent the contracted amounts received or receivable from Accumulation Partners during each period. Air Canada and its affiliates and the other Accumulation Partners accounted for significant issuance of Aeroplan Miles as follows:

	Air Canada and affiliates	Accumulation Partner A	Accumulation Partner B
	%	%	%
	(unaudited)	(unaudited)	(unaudited)
Three months ended June 30, 2007	26	51	12
Three months ended June 30, 2006	30	50	11
Six months ended June 30, 2007	27	49	12
Six months ended June 30, 2006	30	49	11

Due to the different nature of the businesses carried on by Aeroplan's Accumulation Partners and the relative size of the major Accumulation Partners, management considers any other concentration of credit risk not to be significant.

5. Aeroplan Miles Redemption Reserve

In conjunction with the issuance of units to Aeroplan Income Fund and the bank financing entered into on June 29, 2005, the Partnership established the Aeroplan Miles redemption reserve (the "Reserve"). As at June 30, 2007 and December 31, 2006, the Reserve amounted to $400.0 million and is included in cash and cash equivalents and short-term investments.

The amount of the Reserve, as well as the types of securities it may be invested in, are based on policies established by management of the Partnership, which may be reviewed periodically. The Reserve may be used to supplement cash flows generated from operations in order to pay for rewards during unusually high redemption activity associated with Aeroplan Miles.

Any deposits of funds in non-Canadian dollar denominated investments are required to be hedged. At June 30, 2007, there were no non-Canadian dollar denominated investments.

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

6. Deferred Charges

Deferred charges consist of deferred financing costs, as follows:

	June 30, 2007	December 31, 2006
	$	$
	(unaudited)	
Deferred financing costs, net of accumulated amortization of $2,819 as at December 31, 2006	-	**4,321**

Deferred financing costs represent costs incurred in connection with the issuance of the revolving term, the term, and the acquisition credit facilities described in note 7. These costs are amortized over the respective term of the debt facility with which they are associated. Effective January 1, 2007, as described in note 2, deferred financing costs are presented as a reduction to the carrying value of long term debt.

7. Long-Term Debt

The following is a summary of Aeroplan's authorized and outstanding credit facilities:

	Authorized	Drawn at June 30, 2007	Drawn at December 31, 2006
	$	$	$
		(unaudited)	
Revolving term facility (a)	75,000	-	-
Term facility (b), (c)	300,000	295,559	300,000
Acquisition facility (b)	100,000	-	-
Total	**475,000**	**295,559**	**300,000**

(a) The revolving term facility matures on June 29, 2009, or earlier at the option of Aeroplan and bears interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%.

Letter of credit

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

Aeroplan has issued an irrevocable letter of credit in the amount of $430,000 ($190,000 at December 31, 2006), in order to meet its obligations under one of the non-registered defined contribution pension plans. This amount reduces the available credit under the revolving term facility.

(b) The term and the acquisition facilities mature on June 29, 2009, or earlier at the option of Aeroplan and bear interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%. At June 30, 2007, borrowings under the term facility were in the form of Bankers' Acceptances with a 90 day term (90 days at December 31, 2006) and an effective interest rate of 5.4% (5.3% at December 31, 2006). The term facility was drawn in order to fund a portion of the $400.0 million Reserve, included in cash and cash equivalents and short-term investments.

(c) Borrowings under the term facility, in the form of Bankers' Acceptances, are recorded net of prepaid interest, in the amount of $1,059,000, and further reduced by unamortized financing charges of $3,382,000. Under the accounting policies in effect at December 31, 2006, prepaid interest was included in prepaid expenses, and unamortized financing charges were included in deferred charges.

Borrowings under the credit facilities are secured by substantially all the present and future assets of Aeroplan.

The continued availability of the credit facilities is subject to Aeroplan's ability to maintain certain leverage, debt service and interest coverage covenants, as well as other affirmative and negative covenants.

8. Deferred Revenue

A reconciliation of deferred revenue, including deferred breakage, is as follows:

	June 30, 2007	December 31, 2006
	$	$
	(unaudited)	
Opening balance	1,466,479	1,323,897
Aeroplan Miles issued – Gross Billings	466,908	851,851
Revenue recognized for Aeroplan Miles redeemed and breakage	(435,647)	(709,269)
Ending balance	1,497,740	1,466,479
Represented by:		
Current portion [a]	**873,161**	**798,558**
Long-term	**624,579**	**667,921**

[a] *The current portion is management's best estimate of the amount to be realized in the next twelve months, based on historical trends.*

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

9. Contingent liabilities

Air Canada Miles issued prior to January 1, 2002

In accordance with the CPSA, as amended, Air Canada is responsible for the cost of the redemption for air rewards of up to a maximum of 112.4 billion Air Canada Miles accumulated by members prior to January 1, 2002. As of June 30, 2007, 102.4 billion of those Air Canada Miles had been redeemed.

In the unlikely event that Air Canada is unable to meet its obligation, Aeroplan may be required to honor Air Canada's redemption obligation, which based on Aeroplan's current average redemption cost per mile, as calculated on the basis of the current average redemption cost calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of the various types of rewards that members have selected, based on past experience, would amount to approximately $92.2 million at June 30, 2007 compared to $135.0 million at December 31, 2006.

Also under the CPSA, Aeroplan is responsible for any redemptions for air rewards of Air Canada Miles issued prior to January 1, 2002, in excess of the 112.4 billion Air Canada Miles. While on the basis of current estimates, Aeroplan does not expect such redemptions to exceed 112.4 billion Air Canada Miles, the maximum potential redemption cost of meeting this obligation if all 21.7 billion estimated broken but unexpired Air Canada Miles were to be redeemed, amounts to $200.1 million at June 30, 2007 and $219.0 million at December 31, 2006. After giving effect to the implementation in July 2007 of the mileage expiration mentioned below, the maximum potential redemption cost has been reduced to $154.3 million.

As a result, the total maximum potential redemption cost to the Partnership for the total outstanding and unbroken Air Canada Miles issued prior to January 1, 2002 is estimated to be $292.3 million and $354.0 million at June 30, 2007 and December 31, 2006, respectively. After giving effect to the implementation in July 2007 of the mileage expiration mentioned below, the maximum potential redemption cost has been reduced to $246.5 million.

Management estimates that a 1% decrease in breakage related to the Air Canada Miles issued before January 1, 2002, would have an impact on cost of rewards and net earnings of approximately $28.7 million for the period in which the change occurred.

Aeroplan Miles issued after January 1, 2002

In addition, Aeroplan may be required to provide rewards to members for unexpired Aeroplan Miles accounted for as breakage on the Aeroplan Miles issued after December 31, 2001 for which the breakage revenue has been recognized or deferred and for which no liability has been recorded. The maximum potential redemption cost for such Aeroplan Miles is estimated to be $476.3 million at June 30, 2007 and $440.0 million at December 31, 2006. After giving effect to the implementation in July 2007 of the mileage expiration mentioned below, the maximum potential redemption cost has been reduced to $417.5 million. The potential redemption costs noted above have been calculated on the basis of the current average redemption cost calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of the various types of rewards that members have selected, based on past experience.

Management estimates that a 1% change in breakage related to the Aeroplan Miles issued after January 1, 2002, would have a total impact on revenue and net earnings of $28.5 million for the period in

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

which the change occurred, with $24.5 million relating to prior years and $4.0 million relating to the current six month period.

Mileage expiration

Commencing July 1, 2007, pursuant to the terms of the mileage expiry policy, as announced in October 2006, the accumulated miles in the accounts of members who had not transacted with the Aeroplan program at least once in the prior consecutive 12-month period were expired. Prior to July 1, 2007, miles expired in those member accounts that had no activity (accumulation or redemption) for the prior 36-month period.

Other

From time to time, Aeroplan becomes involved in various claims and litigation as part of its business. While the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current pending claims and litigation will not have a material impact on Aeroplan's financial position and results of operations.

Aeroplan has agreed to indemnify its directors and officers, to the extent permitted under corporate law, against costs and damages incurred by the directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their services. Aeroplan's directors and officers are covered by directors' and officers' liability insurance. No amount has been recorded in these financial statements with respect to the indemnification agreements.

10. Partners' capital

Aeroplan is authorized to issue an unlimited number of equally ranking class A units.

	June 30, 2007	December 31, 2006
	(unaudited)	
Number of units issued and fully paid		
General Partner		
Aeroplan Holding GP Inc. [(a)]	1	1
Limited Partner		
Aeroplan	200,000,000	200,000,000
Total units outstanding	**200,000,001**	**200,000,001**

(a) *The 1 unit issued to the general partner was issued for $1. For the six months ended June 30, 2007 and for the year ended December 31, 2006, the net earnings allocated to that unit are nominal.*

On January 1, 2006 ACE held 85.6%, or 171,250,000 units, of the outstanding limited partnership units of Aeroplan. Pursuant to the limited partnership agreement, 20% of Aeroplan's issued and outstanding units, which were held by ACE and which represented 40,000,000 units, were subordinated in favour of

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

Aeroplan Income Fund (the "Fund") until December 31, 2006. Under the terms of an investor liquidity agreement (the "Investors' Liquidity Agreement") dated June 29, 2005, the non-subordinated units held by ACE in Aeroplan were exchangeable for Fund Units on a one-to-one basis. The Fund had reserved 171,250,000 Fund Units for the exercise of the exchange right.

On March 3, 2006, March 31, 2006 and December 28, 2006, ACE exchanged 20,204,165, 500,000 and 50,000,000, respectively, Aeroplan units for Fund Units pursuant to the Investors' Liquidity Agreement. The 20,204,165 and the 50,000,000 Fund Units were then distributed to ACE's shareholders and the 500,000 Fund Units were transferred to a trust to fund grants under the Initial Long-Term Incentive Plan. As at December 31, 2006, ACE held 100,545,835 partnership units representing 50.3% of the issued and outstanding partnership units, and the Fund indirectly owned 99,454,165 partnership units representing 49.7% of the issued and outstanding partnership units.

The subordinated units became exchangeable after December 31, 2006 and on January 10, 2007 and March 14, 2007, ACE exchanged 60,000,000 and 40,545,835 respectively, Aeroplan units for Fund Units. As of March 14, 2007, immediately after giving effect to the exchange, the Fund indirectly holds 200,000,000 limited partnership units representing 100% of the issued and outstanding partnership units and ACE no longer holds Aeroplan partnership units.

On March 14, 2007, and May 24, 2007, ACE distributed 20,272,917 and 18,000,000, respectively, Fund Units to its shareholders. Pursuant to an amendment to the Securityholders' Agreement entered into on March 14, 2007 between ACE, Aeroplan Trust, and Aeroplan GP, ACE as a holder of Fund Units, will continue to have the right to appoint the majority of the directors of Aeroplan GP for as long as it holds, directly or indirectly, 20% or more of the issued and outstanding Aeroplan GP common shares. As at June 30, 2007 ACE, through its holding of 31.1% of the issued and outstanding Fund Units, indirectly holds 31.1% of the Aeroplan GP common shares.

Distributions payable to Aeroplan's partners, which are determined at the discretion of the board of directors, are recorded when declared. Aeroplan intends to make monthly distributions to its partners within 7 days of the end of each month. In accordance with the limited partnership agreement, priority distributions are to be made to the Fund in order to cover the Fund's operating expenses. During the three months and six months ended June 30, 2007 Aeroplan declared distributions to its partners of $42.0 million and $84.0 million, respectively ($35.0 million and $70.0 million for the three months and six months ended June 30, 2006, respectively). The amount of distributions remains subject to review throughout the year and any changes to the monthly distribution amounts are subject to the approval of the board of directors. On May 29, 2006, the board of directors approved a first increase in distributions to be declared by Aeroplan to its partners from $0.0583 to $0.0625 per unit, commencing with the distribution declared for the month of July, 2006. On October 13, 2006, the board of directors approved a further increase in distributions to be declared by Aeroplan to its partners from $0.0625 to $0.0700 per unit, commencing with the distribution declared for the month of December, 2006.

Distributions on the above mentioned subordinated units were only paid by Aeroplan to the extent that Aeroplan had met and paid its distributable cash target to the Fund as the indirect holder of non-subordinated units at the end of each quarter after approval of the financial statements by the board of directors.

11. Commitments

The minimum lease payments owed to Air Canada (described in note 3) and other parties related to the facilities leases are as follows:

Year ending December 31	
	$
	(unaudited)
Remainder of 2007	884
2008	1,768
	2,652

12. Financial instruments

Fair value

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's length transaction between willing parties. Aeroplan uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the consolidated statement of financial position as follows:

Held to maturity

Cash and cash equivalents and short-term investments – The carrying amounts included in the consolidated statement of financial position approximate fair value because of the short-term maturity of the underlying instruments. Cash and cash equivalents and short-term investments are presented with accrued interest thereon.

Loans and receivables

Accounts receivable – The carrying amount included in the consolidated statement of financial position approximates fair value because of the short-term maturity of these instruments.

Financial Liabilities

Accounts payable and accrued liabilities and distributions payable – The carrying amounts included in the consolidated statement of financial position approximate fair value because of the short-term maturity of these instruments.

Long-term debt – The fair value of the borrowings under the term debt facility, in the form of Bankers' Acceptances, is approximately $298.9 million.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

Credit risk

In accordance with its investment policy, Aeroplan invests the Reserve and excess cash, included in short-term investments and cash and cash equivalents in commercial paper or corporate bonds with a minimum rating of R-1 (high) or AA (low) and term deposits, subject to certain thresholds to reduce undue exposure to any one issuer.

Interest rate exposure

Aeroplan is exposed to fluctuations in interest rates under the terms of the outstanding credit facility which bears interest at variable rates and has been borrowed in the form of Bankers' Acceptances.

Aeroplan invests the Reserve and excess cash on hand in instruments with similar terms to maturity as the underlying Bankers' Acceptances related to the credit facility, with an objective to mitigate the interest rate exposure.

13. Income Taxes

Aeroplan is not publicly traded, and as such, is not expected to be affected by the provisions of Bill C-52, Budget Implementation Act, 2007, which received Royal Assent on June 22, 2007, and calls for the taxation of specified investment flow-through ("SIFT") entities commencing January 1, 2011. However there may be a possible interpretation of the legislation under which Aeroplan would be viewed as a SIFT. Management does not believe this to be the intent of the legislation and believes there to be valid technical arguments supporting the fact that Aeroplan is not a SIFT. Accordingly, Aeroplan has not recorded future income taxes on its temporary differences that are expected to reverse after January 1, 2011. Should the taxation authorities determine that Aeroplan is in fact a SIFT, and subject to the taxation provisions of Bill C-52, then Aeroplan could record a future tax asset of approximately $183.4 million, representing the tax benefit of those temporary differences that are expected to reverse after January 1, 2011 and that will be available to reduce future taxable income in periods subsequent to that date.

aeroplan

income fund
&
limited partnership

Management's Discussion & Analysis
of Financial Condition and Results of Operations

For the three and six months ended
June 30th
2007 and 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Aeroplan Income Fund (the "Fund") earns income from its interest in Aeroplan Limited Partnership ("Aeroplan"). The Fund's interest in Aeroplan increased from 49.7% at December 31, 2006 to 79.7% at January 10, 2007, and to 100% at March 14, 2007. For the period up to March 13, 2007, the Fund accounted for its investment in Aeroplan under the equity method and recorded its proportionate share of Aeroplan's net earnings, calculated on the same basis as if they had been consolidated, taking into account the increases in ownership as step acquisitions from the date on which they occurred. As of March 14, 2007, the Fund held a 100% interest in Aeroplan and from that date consolidates Aeroplan as a variable interest entity under existing guidelines established by the Canadian Institute of Chartered Accountants (the "CICA"). The unaudited interim consolidated financial statements (the "interim financial statements") with accompanying notes therein have been presented for both the Fund and Aeroplan. In addition, the following management's discussion and analysis presents a discussion of the financial condition and results of operations for both the Fund and Aeroplan.

The following management's discussion and analysis of financial condition and results of operations of the Fund and Aeroplan (the "MD&A") is prepared as at August 8, 2007 and should be read in conjunction with the accompanying interim financial statements of Aeroplan for the three months and the six months ended June 30, 2007 and the notes therein, the interim financial statements of the Fund for the three months and the six months ended June 30, 2007 and the notes therein, the audited consolidated financial statements of the Fund and Aeroplan and the related notes thereto for the year ended December 31, 2006 (the "financial statements") and the annual management discussion and analysis (the "2006 MD&A").

The Fund is entirely dependent upon the operations and financial condition of Aeroplan. The earnings and cash flows of Aeroplan are affected by certain risks. For a description of those risks, please refer to the "Risks and Uncertainties Affecting the Business" section.

This MD&A is in all material respects in accordance with the recommendations provided in the CICA's July 2007 publication, Standardized Distributable Cash in Income Trusts and Other Flow-Through Entities: Guidance on Preparation and Disclosure.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Forward-looking statements are included in this MD&A. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business and its corporate structure. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, dependency on Aeroplan's top three Accumulation Partners, Air Canada or travel industry disruptions, reduction in activity, usage and accumulation of Aeroplan Miles, greater than expected redemptions for rewards, industry competition, supply and capacity costs, unfunded Future Redemption Costs, seasonal nature of the business, regulatory matters, restrictions on certain unitholders and liquidity of units, as well as the other factors identified throughout this MD&A, and those identified in the Risk Factors section of the 2006 MD&A. The forward-looking statements contained in this discussion represent Aeroplan's expectations as of August 8, 2007, and are subject to change after such date. However, Aeroplan disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.



This MD&A contains the following sections:

GLOSSARY

"Aeroplan Miles" - the miles issued by Aeroplan since January 1, 2002;

"Air Canada Miles" - the miles issued by Air Canada prior to January 1, 2002;

"Accumulation Partners" – means Aeroplan's partners that purchase loyalty marketing services, including Aeroplan Miles;

"Aeroplan Mile Revenue" – consists of Redemption of Aeroplan Miles and Breakage;

"Aeroplan Program" - the loyalty marketing program operated by Aeroplan;

"Average Cost of Rewards per Mile" – For any reporting period, equals the cost of rewards for the period divided by the number of Aeroplan Miles redeemed for rewards during the period;

"Breakage" – Estimated Aeroplan Miles sold which are not expected to be redeemed. By its nature, Breakage is subject to estimates and judgement. Management's current best estimate of Breakage is 17% of Aeroplan Miles sold. Breakage is recognized as revenue over the estimated life of a mile, currently 30 months, which represents the average period elapsed between the sale of a mile and its redemption for rewards;

"Broken Miles" – Aeroplan miles issued, but not expired and not expected to be redeemed;

"Change in Future Redemption Costs" – Change in the estimated Future Redemption Cost liability for any quarter (for interim periods) or fiscal year (for annual reporting purposes). For purposes of this calculation, the opening balance of the Future Redemption Cost liability is revalued by retroactively applying to all prior periods the latest available Average Cost of Rewards per Mile, experienced during the most recent quarter (for interim periods) or fiscal year (for annual reporting purposes). It is calculated by multiplying the change in estimated unbroken Aeroplan Miles outstanding between periods by the Average Cost of Rewards per Mile for the period;

"Commercial Partners" – means Accumulation Partners and Redemption Partners;

"Expired Miles" – miles that have been removed from members' accounts and are no longer redeemable;

"Future Redemption Costs" – Total estimated liability of the future costs of rewards for Aeroplan Miles which have been sold and remain outstanding, net of Breakage and valued at the Average Cost of Rewards per Mile, experienced during the most recent quarter (for interim periods) or fiscal year (for annual reporting purposes);

"GAAP"- Generally accepted accounting principles in Canada;

"Gross Billings" – Gross proceeds for the sale of Aeroplan Miles;

"Maintenance Capital Expenditures" – represent expenditures incurred to sustain operations or Aeroplan's productive capacity;

"Miles" – the miles issued under the Aeroplan Program by either Aeroplan or Air Canada;



"Mileage Expiry Policy" – means the rules and conditions under the Aeroplan Program pursuant to which: (i) starting January 1, 2007, miles that are unused after 7 years (84 months) in a member's account will expire, and will be deducted from the total balance in the member's account. All miles issued prior to January 1, 2007 are considered as having been accumulated on December 31, 2006 for the purpose of the 7 year period, resulting in an expiry date of December 31, 2013 and, (ii) from July 1, 2007, members must transact with the Aeroplan Program, through either one accumulation or one redemption, at least once in the prior consecutive 12-month period, failing which accumulated miles in the account will be expired. Expired miles may be reinstated for an administrative fee of $30 plus $0.01 per restored mile;

"Productive capacity" – Encompasses Aeroplan's leading market position and brand; strong base of members; relationship with Commercial Partners; long-term strategic relationship with Air Canada; and technology and employees;

"Redemption of Aeroplan Miles" – means the revenue recognized on the redemption of Aeroplan Miles by members based on the cumulative average selling price of the accumulated Aeroplan Miles issued since January 1, 2002;

"Redemption Partners" – means Aeroplan's partners that offer air travel and other rewards to Aeroplan members upon redemption of miles;

"SIFT" – means specified investment flow-through entity;

"SIFT Rules" – means legislation forming part of Bill-C-52, Budget Implementation Act, 2007, implementing certain proposals announced by the Minister of Finance (Canada) on October 31, 2006 to change the manner in which certain flow-through entities and the distributions from such entities are taxed;

"Tier Management Fee" – Fee charged to Air Canada to administer Air Canada's top tier (Super Elite, Elite or Prestige) membership program;

"Total Miles" – All redeemable miles (including Broken but not Expired Miles), whether issued by Aeroplan or by Air Canada (prior to January 1, 2002).



AEROPLAN INCOME FUND

The Fund is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario on May 12, 2005 pursuant to the Fund's Declaration of Trust and has been established to acquire and hold, directly or indirectly, an investment in Aeroplan, a loyalty marketing business.

On December 31, 2006 the Fund held 49.7% or 99,454,165 units of Aeroplan with ACE Aviation Holdings Inc. ("ACE") holding the remaining 50.3% or 100,545,835 units. On January 10, 2007 and March 14, 2007, ACE exchanged 60,000,000 and 40,545,835 Aeroplan units respectively for an equivalent number of Fund units pursuant to the investors' liquidity agreement dated June 29, 2005. As a result of these transactions, as at March 14, 2007, the Fund held 100% of the issued and outstanding partnership units of Aeroplan.

From March 3, 2006 up to March 13, 2007 the Fund accounted for its investment in Aeroplan under the equity method and recorded its proportionate share of Aeroplan's net earnings, calculated on the same basis as if they had been consolidated, taking into account the increases in ownership as step acquisitions under the purchase method of accounting for investments from the date on which they occurred. Prior to March 3, 2006, the Fund's investment in Aeroplan was recorded at cost.

As a result of the March 14, 2007 transaction, the Fund holds a 100% interest in Aeroplan and from that date consolidates Aeroplan as a variable interest entity under existing guidelines established by the CICA.

Under the purchase method of accounting for investments, for each of the acquisition transactions, which increased the Fund's ownership in Aeroplan, the difference between the purchase price and the net book value of Aeroplan's assets, on the date of the respective transaction, was allocated to the fair value of identifiable assets, including finite and indefinite life intangible assets, and any remaining difference was allocated to goodwill. Management has identified the Accumulation Partners' contracts and technology as finite life intangibles and the trade name as an indefinite life intangible, and obtained independent valuations of their value at each transaction date.

As a result of the above noted March 14, 2007 transaction, ACE no longer holds Aeroplan units. Pursuant to an amendment to the Securityholders' Agreement entered into on March 14, 2007, between ACE, the Trust and Aeroplan Holding GP Inc. ("Aeroplan GP"), ACE, as a holder of Fund Units, will continue to have the right to appoint the majority of the directors of Aeroplan GP for as long as it holds, directly or indirectly, 20% or more of the issued and outstanding Aeroplan GP common shares. As at June 30, 2007, ACE, through its holding of 31.1% of the issued and outstanding Fund Units, indirectly holds 31.1% of the Aeroplan GP common shares.

The value of the identifiable assets and their estimated useful life is detailed as follows:



(in millions)	Fund's proportionate share						Estimated useful life (years)
	June 30, 2005	Mar. 3, 2006	Dec 28, 2006	Jan 10, 2007	Mar 14, 2007	Total	
	14.4%	10.3%	25%	30%	20.3%	100%	
	$	$	$	$	$	$	
Price per Unit	**10.00**	**12.40**	**17.00**	**17.97**	**19.40**		
Fair value of acquired interest in Aeroplan	288.0	256.9	850.0	1,078.2	786.6	3,259.7	
Net book value of acquired interest in Aeroplan	(140.7)	(102.2)	(250.0)	(300.0)	(200.5)	(993.3)	
Purchase price discrepancy, allocated as follows:	**428.7**	**359.1**	**1,100.0**	**1,378.2**	**987.0**	**4,253.1**	
Intangible Assets							
Finite life							
Accumulation Partners' contracts	175.7	125.7	400.0	480.0	326.4	1,507.7	15 and 25
Software and Technology	5.6	4.0	10.0	12.0	8.1	39.7	5
	181.3	129.7	410.0	492.0	334.5	1,547.5	
Indefinite life							
Trade name	37.4	26.8	70.0	84.0	56.8	275.0	Indefinite
Goodwill	210.0	202.7	620.0	802.2	595.8	2,430.6	Indefinite
	247.4	229.4	690.0	886.2	652.5	2,704.1	
	428.7	**359.1**	**1,100.0**	**1,378.2**	**987.0**	**4,253.1**	

Under the equity method of accounting, the Fund's proportionate share of Aeroplan's net earnings for the period January 1, 2007 to March 13, 2007 of $19.2 million included a $11.2 million amortization charge for finite life intangibles (Accumulation Partner contracts and Software and technology). During that same period, distributions declared by Aeroplan accruing to the Fund in the amount of $22.3 million reduced the carrying value of the Fund's investment in Aeroplan.

Effective March 14, 2007 the Fund commenced consolidation of the results of Aeroplan. Detail of the elements of the consolidated statement of operations is presented under *Consolidation.* In addition, refer to the related information presented under *Aeroplan Limited Partnership* for a detailed discussion of results of operations, financial position and cash flows information of Aeroplan.

Effective with the commencement of consolidation by the Fund of the consolidated accounts of the Partnership, and pursuant to the recommendations established by the CICA concerning financial instruments, deferred financing costs (transaction costs) in the amount of $3.9 million,

pertaining to the credit facilities and carried in the accounts of the Partnership, were determined to have a fair value of $nil for the Fund's consolidation purchase price allocation purposes. At the Partnership level, the deferred financing costs are applied to reduce the carrying value of the long-term debt.

Amortization expense of $18.1 million and $21.9 million reflected in the Fund's statement of operations represents amortization recorded against the finite life intangibles for the three months ended June 30, 2007 and for the period from March 14, 2007 to June 30, 2007 respectively.

During the quarter ended June 30, 2007, future income taxes in the amount of $167 million have been recorded on the temporary differences between the accounting carrying value and tax basis of the Fund's assets and liabilities that are expected to reverse after January 1, 2011. For additional detail, refer to the discussions presented under *Income Taxes* and *Future Income Taxes.*

DISTRIBUTIONS

The Fund intends to make monthly distributions to its unitholders within 15 days of the end of each month, as approved by the Trustees, after receiving equivalent distributions from Aeroplan. Distributions declared to the unitholders of record on the last business day of the month amounted to $42.0 million and $8.6 million for the three months ended June 30, 2007 and June 30, 2006 respectively, and $78.3 million and $14.9 million for the six months ended June 30, 2007 and June 30, 2006 respectively, as follows:

Record date	2007		2006	
	Amount	Amount per Unit	Amount	Amount per Unit
	$	$	$	$
January	11,161,792	0.0700	1,676,125	0.0583
February	11,161,792	0.0700	1,676,125	0.0583
March	14,000,000	0.0700	2,883,178	0.0583
April	14,000,000	0.0700	2,883,178	0.0583
May	13,999,994	0.0700	2,883,178	0.0583
June	13,999,994	0.0700	2,883,178	0.0583
	78,323,572	**0.4200**	**14,884,962**	**0.3498**

The percentage of the distributions attributable to return of capital will only be determinable after the full year results of Aeroplan are known. For the year ended December 31, 2006, 58% of amounts distributed in 2006 represented return of capital and 42% represented taxable income generated from Aeroplan's operations.

On the basis of past experience, it is anticipated that 100% of estimated available tax deductions will be used to reduce taxable income, and management expects the breakdown for 2007 to approximate 35% in respect of return of capital and 65% in respect of income. Should the full estimated available deductions not be used to reduce taxable income, as part of a tax planning strategy to increase future tax deductions, up to 100% of distributions could be taxable.

Distributions from the Fund's investment in units of Aeroplan and distributions payable by the Fund to its unitholders are recorded when declared.

UNITS

As at June 30, 2007, the Fund had 199,999,918 units issued and outstanding for an aggregate amount of $3,257.0 million, compared to 99,454,165 units and $1,392.2 million at December 31, 2006.

EARNINGS (LOSS) PER UNIT

The Fund's earnings (loss) per unit amounted to ($0.6775) and $0.1061 for the three months ended June 30, 2007 and June 30, 2006 respectively, and ($0.6077) and $0.2537 for the six months ended June 30, 2007 and June 30, 2006 respectively.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates, judgments and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates. Management has identified the areas, discussed below, which it believes are the most subject to judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change significantly in subsequent periods.

In addition to the significant accounting policies of Aeroplan which are described in note 2 to the December 31, 2006 audited consolidated financial statements of Aeroplan, and the **CRITICAL ACCOUNTING ESTIMATES** of Aeroplan described in the Aeroplan section of this MD&A, the policies which the Fund believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

Accumulation Partners' Contracts and software and technology

Accumulation Partners' contracts and software and technology are considered long-lived assets with finite lives. Accumulation Partners' contracts are recorded at cost and are amortized using the straight-line method over their estimated lives, typically 15 - 25 years.

Software and technology are recorded at cost and amortized using the straight-line method over 5 years. Software under development includes costs paid to third parties such as consultants' fees and other direct costs of development. Amortization will commence upon completion of development once the software is available for use.

Accumulation Partners' contracts and software and technology are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. When such a

situation arises, the future cash flows associated with the particular asset's use and disposition are compared to its carrying amount to determine if the carrying amount is recoverable. Any impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value.

Trade name and Goodwill

Trade name is considered an intangible asset with an indefinite life, is recorded at cost, and is not amortized but instead is tested for impairment annually, or more frequently should events or changes in circumstances indicate that the trade name may be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount exceeds the fair value, the trade name is written down to its fair value.

Goodwill is recorded at cost and is not amortized. Instead, goodwill is tested for impairment annually and when an event or circumstances have occurred that more likely than not reduce the fair value of the reporting unit below its carrying value. Aeroplan is a single reporting unit. The impairment test is carried out in two steps. First, the carrying amount of Aeroplan, including goodwill, is compared to its quoted market value. If the quoted market value exceeds the carrying amount, goodwill is not considered to be impaired, and therefore the second step of the impairment test is unnecessary.

The second step is performed when the carrying amount of the reporting unit exceeds its quoted market value. In such a case, the implied fair value of goodwill, determined in the same manner as the respective value would be determined in a business combination, is compared with its carrying amount in order to measure the amount of the impairment loss, if any.

Management has obtained independent valuations of Aeroplan's finite and indefinite life intangibles and has estimated the useful life of the finite life intangibles. Management will monitor the value of the intangibles to determine whether any impairment in their carrying value has occurred or whether their estimated life has changed.

Income taxes

The Fund is a mutual fund trust for income tax purposes. As a result, the Fund is currently only taxable on amounts not allocated to unitholders. The Fund is committed to distribute to its unitholders all or virtually all of its taxable income and taxable capital gains and intends to comply with the provisions of the Income Tax Act that permit the deduction of distributions to unitholders from taxable income and taxable capital gains.

The Fund provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and the tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

FUTURE INCOME TAXES

Under the provisions of the SIFT Rules, the Fund, as a publicly traded income trust, is considered a SIFT and will become subject to tax commencing January 1, 2011. As a result of

this change in the effective future income tax rate, which will increase to 31.5% from 0%, the Fund has recorded future income taxes on the temporary differences between the accounting carrying value and tax basis of its assets and liabilities that are expected to reverse after January 1, 2011. Proposals to tax income trusts and other SIFT entities such as the Fund were originally announced on October 31, 2006 as part of the Federal Government's "Tax Fairness Plan".

The Fund's provision for income taxes is made up as follows:

	Three months ended June 30, 2007	March 14, 2007 to June 30, 2007
	(unaudited)	(unaudited)
Combined Federal and provincial income tax rates	0%	0%

	Three months ended June 30, 2007	March 14, 2007 to June 30, 2007
(in thousands)	$	$
	(unaudited)	(unaudited)
Current tax expense based on combined Federal and provincial income tax rates	-	-
Future income tax expense arising from tax rate changes, relating to temporary differences	167,000	167,000
	167,000	**167,000**

Future income taxes consist of the following future income tax liabilities (assets) relating to temporary differences for:

	June 30, 2007
(in thousands)	$
	(unaudited)
Accumulation Partners' contracts and trade name	345,627
Eligible capital expenditures	(183,373)
	162,254
Software and technology	4,746
	167,000

GUARANTEES

The Fund has guaranteed, through Aeroplan Trust (the "Trust", wholly-owned by the Fund, and a limited partner of Aeroplan), borrowings under Aeroplan's credit facilities with its banking syndicate, described in the *Credit Facilities* section of this document. This guarantee is supported by first ranking security over all of the present and future assets of the Trust,

including a first ranking pledge of all securities held by the Trust in Aeroplan and Aeroplan GP.

As at June 30, 2007, Aeroplan had authorized credit facilities of $475.0 million and borrowings of $298.9 million. Borrowings are recorded net of prepaid interest in the amount of $1.1 million previously included in prepaid expenses.

CONSOLIDATION

The following table details the elements of the consolidated statement of operations for the three months ended June 30, 2007.

	limited partnership	income fund and Consolidation Adjustments		consolidated income fund
(in thousands)	Q2 2007	Q2 2007		Q2 2007
	$	$		$
	(unaudited)	(unaudited)		(unaudited)
Operating Revenue	220,284			220,284
Cost of rewards	128,541			128,541
Gross margin	91,743			91,743
Operating Expenses				
Selling, general and administrative	41,707			41,707
Depreciation and amortization	2,811			2,811
Amortization of accumulation partners' contracts and technology	-	18,112	(1)	18,112
	44,518	18,112		62,630
Operating Income	47,225	(18,112)		29,113
Interest on long-term debt	(4,482)	(470)	(2)	(4,012)
Interest income	6,707	38	(3)	6,745
Earnings before income taxes	49,450	(17,604)		31,846
Future income taxes	-	(167,000)	(4)	(167,000)
Net earnings (loss) for the period	**49,450**	**(184,604)**		**(135,154)**

(1) Represents the amortization of finite life intangibles recognized by the Fund upon acquisition of the Limited Partnership;
(2) Amortization of deferred financing charges on the long-term debt having a fair value of $0 at the Fund level;
(3) Interest earned by the Fund on cash balances;
(4) Future income taxes recorded by the Fund as a result of the enactment of Bill C-52.


aeroplan

ORGANIZATIONAL STRUCTURE

The following chart illustrates the structure of the Fund and Aeroplan as at June 30, 2007 (including jurisdiction of establishment/incorporation of the various entities):

Public

68.9%

ACE Aviation Holdings Inc.
(Canada)

31.1%

Aeroplan
Income Fund
(Ontario)

100%

Aeroplan
Trust
(Ontario)

100.0%

Aeroplan Holding
GP Inc.
(Canada)

99.9999995%

0.0000005%

Aeroplan LP
(Québec)



AEROPLAN LIMITED PARTNERSHIP

OVERVIEW

Aeroplan is Canada's premier loyalty marketing company. Aeroplan provides its Commercial Partners with loyalty marketing services designed to attract and retain customers and stimulate demand for such partners' products and services. Aeroplan's objective is to offer its Commercial Partners superior value relative to other marketing alternatives through access to Aeroplan's base of members and the design and execution of marketing programs aimed at increasing revenue, market share, and customer loyalty. The Aeroplan Program is one of Canada's longest standing loyalty programs. It was founded in 1984 by Air Canada, Canada's largest domestic and full-service international airline, to manage the airline's frequent flyer program. Aeroplan benefits from its unique strategic relationship with Air Canada in addition to its contractual arrangements with leading Commercial Partners including AMEX, Bell Canada, CIBC, Home Hardware, Imperial Oil (Esso), Star Alliance member airlines and numerous hotel chains and car rental companies.

January 1, 2007 marked the implementation of the first of the program changes announced in October 2006. These changes are principally related to mileage expiry and mileage accumulation. The changes have been designed to encourage members' active participation in the Aeroplan Program through accumulation and redemption.

Starting January 1, 2007, miles that are unused after 7 years (84-months) in a member's account will expire, and will be deducted from the total balance in the member's account. All miles issued prior to January 1, 2007 are considered as having been accumulated on December 31, 2006 for the purpose of the 7 year period, resulting in a potential expiry date of December 31, 2013.

From July 1, 2007, pursuant to the terms of the Mileage Expiry Policy, as announced in October 2006, members must transact with the Aeroplan Program, through either one accumulation or one redemption, at least once in the prior consecutive 12-month period, failing which accumulated miles in the account will be expired. Prior to July 1, 2007, miles expired in those accounts that had no activity (accumulation or redemption) for the prior 36-months.

Expired miles may be reinstated for an administrative fee of $30 plus $0.01 per restored mile.

Aeroplan offers its over four million active members the ability to accumulate Aeroplan Miles throughout its Accumulation Partner network through purchases of products and services. Aeroplan sells loyalty marketing services to its extensive network of Accumulation Partners, representing brands in credit and charge card, airline, and other industries. Today, credit and charge card partners generate the majority of Aeroplan's Gross Billings. In 2006, approximately 70 billion Aeroplan Miles were accumulated by members representing an equivalent of over $50 billion in consumer spending to earn these Aeroplan Miles. Once members have accumulated a sufficient number of Aeroplan Miles, they can redeem through Aeroplan such Aeroplan Miles for air travel and other attractive rewards offered by Aeroplan's Redemption Partners. Upon the redemption of Aeroplan Miles by its members, Aeroplan incurs the cost to acquire the desired rewards.

Historically, Aeroplan has experienced higher reward redemption activity in the first six months and greater mile accumulation in the last six months of the year.

STRATEGY

Please refer to the corresponding section of the 2006 MD&A to review Aeroplan's strategy.

PRODUCTIVE CAPACITY MANAGEMENT STRATEGY

Please refer to the ***STRATEGY*** and ***CAPABILITY TO DELIVER RESULTS*** sections of the 2006 MD&A for a discussion of Aeroplan's Productive Capacity components and strategy.

Aeroplan operates in a relatively new industry with a limited number of industry players. As a result, there is limited availability of industry comparables and productive capacity benchmarks.

PERFORMANCE INDICATORS

Operating income

Revenue

Aeroplan derives its Gross Billings primarily from the sale of Aeroplan Miles to Accumulation Partners. A key characteristic of Aeroplan's business is that the gross proceeds received by Aeroplan for the sale of Aeroplan Miles to its partners, known as "Gross Billings", are deferred and recognized as revenue for GAAP purposes upon the redemption of Aeroplan Miles by the members. Based upon past experience, management anticipates that a number of Aeroplan Miles sold will never be redeemed by members. This is known as "Breakage". For those Aeroplan Miles that Aeroplan does not expect will be redeemed by members, Aeroplan recognizes revenue on a straight-line basis over the average estimated life of an Aeroplan Mile, currently estimated at 30 months.

In addition, Aeroplan derives service fees for managing Air Canada's tier membership program for its most frequent flyers. Other revenue, consisting primarily of charges to members for various services, is recognized when the services are performed.

Cost of Rewards and Operating Expenses

Aeroplan's cost of rewards consists of the cost to purchase airline seats or other products or services from Redemption Partners in order to deliver rewards chosen by members upon redemption of their Aeroplan Miles. At that time, Aeroplan incurs and recognizes the costs of the chosen rewards. The total cost of rewards varies with the number of Aeroplan Miles redeemed and the cost of the individual rewards purchased by Aeroplan in connection with such redeemed Aeroplan Miles.

The Average Cost of Rewards per Mile redeemed is an important measurement metric since a small fluctuation may have a significant impact on overall costs due to the high volume of miles redeemed.

Operating expenses incurred by Aeroplan include contact centre operations, consisting primarily

of salaries and wages, as well as advertising and promotion, information technology and systems and other general corporate expenses.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA adjusted for certain factors particular to Aeroplan's business, such as changes in deferred revenue and Future Redemption Costs ("Adjusted EBITDA"), is used by management to evaluate performance, to measure compliance with debt covenants and to make decisions relating to distributions to unitholders. Management believes Adjusted EBITDA assists investors in comparing Aeroplan's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods and non-operating factors such as historical cost.

Change in deferred revenue is calculated as the difference between Gross Billings less Aeroplan Miles revenue recognized as a result of reward redemption activity and recognition of Breakage.

Future Redemption Costs represent management's estimated future cost of rewards in respect of Aeroplan Miles sold which remain outstanding and unbroken at the end of any given period. Future Redemption Costs are revalued at the end of any given period by taking into account the most recently determined average unit cost per Aeroplan Mile redeemed for that period (cost of rewards/Aeroplan Miles redeemed) and applying it to the total unbroken Aeroplan Miles outstanding at the end of that period. As a result, Future Redemption Costs and the Change in Future Redemption Costs must be calculated at the end of any given period and for that period. The simple addition of sequential inter-period changes to arrive at a cumulative change for a particular period may result in inaccurate results depending on the fluctuation in the Average Cost of Rewards per Mile redeemed for the period in question.

Adjusted EBITDA is not a measurement based on GAAP, is not considered an alternative to operating income or net income in measuring performance, and is not comparable to similar measures used by other issuers. For a reconciliation to GAAP, please refer to the *SUMMARY OF OPERATING RESULTS AND RECONCILIATION OF ADJUSTED EBITDA AND DISTRIBUTABLE CASH* included in the Operating and Financial Results section. Adjusted EBITDA should not be used as an exclusive measure of cash flow because it does not account for the impact of working capital growth, capital expenditures, debt repayments and other sources and uses of cash, which are disclosed in the statements of cash flows.

Standardized Distributable Cash

Standardized Distributable Cash is a non-GAAP measure recommended by the CICA in order to provide a consistent and comparable measurement of distributable cash across entities.

Standardized Distributable Cash is defined as cash flows from operating activities, as reported in accordance with GAAP, less adjustments for:

(a) total capital expenditures as reported in accordance with GAAP; and
(b) restrictions on distributions arising from compliance with financial covenants restrictive at the date of the calculation of Standardized distributable cash.



For a reconciliation to cash from operating activities please refer to the *RECONCILIATION OF CASH FLOWS FROM OPERATIONS TO STANDARDIZED DISTRIBUTABLE CASH AND DISTRIBUTABLE CASH* included in the Operating and Financial Results section.

Distributable Cash

Distributable cash is a non-GAAP measure generally used by Canadian open-ended trusts as an indicator of financial performance. It should not be seen as a measurement of liquidity or a substitute for comparable metrics prepared in accordance with GAAP. For reconciliation to cash flows from operating activities please refer to the *RECONCILIATION OF CASH FLOWS FROM OPERATIONS TO DISTRIBUTABLE CASH* included in the Operating and Financial Results section. Distributable cash may differ from similar calculations as reported by other entities and, accordingly, may not be comparable to cash available for distributions as reported by such entities.

Aeroplan intends to make equal monthly distributions to its partners of record on the last business day of each month, on the basis of performance, taking into account anticipated future cash requirements, within 7 days of the end of each month. In accordance with the limited partnership agreement, priority distributions are to be made to the Trust and the Fund in order to cover their operating expenses. No priority distributions were declared by Aeroplan during the three and six months ended June 30, 2007.

During the three and six months ended June 30, 2007, Aeroplan paid distributions to its limited partners totalling $42 million and $89 million respectively.

Distributions payable to Aeroplan's limited partners are recorded when declared.

The board of directors will periodically review cash distributions in order to take into account Aeroplan's current and prospective performance.

CAPABILITY TO DELIVER RESULTS

For a review of these factors, please refer to our 2006 MD&A.

QUARTER HIGHLIGHTS

- Gross Billings of $238.9 million for the quarter and $466.9 million year to date, representing an increase of 12.5% over Q2 2006 and 12.8% over the six month period;
- Operating income of $47.2 million and $95.3 million for the three and six months ended June 30, 2007, compared to $31.2 million and 70.1 million for the three and six months ended June 30, 2006, representing and increase of 51.2% and 35.9%, respectively;
- Increase in Earnings per unit of 56.1% for the quarter relative to Q2 2006, and 41.1% for the six months ended June 30, 2007 compared to the six months ended June 30, 2006;
- Distributions declared of $42.0 million and $84.0 million for the three and six months ended June 30, 2007, compared to $35.0 million and $70.0 million for the three and six months ended June 30, 2006, respectively;
- Adjusted EBITDA of $65.2 million for the quarter compared to $51.5 million for Q2 2006 and $124.3 million compared to $105.8 million for the six months ended June 30, 2007 and June 30, 2006, respectively;



- Distributable Cash of $64.9 million and $124.1 million for the three and six months ended June 30, 2007 compared to $47.1 million and $95.5 million for the three and six months ended June 30, 2006, respectively.

OPERATING AND FINANCIAL RESULTS

Certain of the following financial information of Aeroplan has been derived from, and should be read in conjunction with, the interim financial statements for the three and six months ended June 30, 2007 and the related notes.



SUMMARY OF OPERATING RESULTS AND RECONCILIATION OF ADJUSTED EBITDA AND DISTRIBUTABLE CASH

unaudited

(in thousands, except miles, unit and per unit information)	Three months ended June 30,		Six months ended June 30,		% change	
	2007	2006	2007	2006	Q2	YTD
Number of Aeroplan Miles issued (in billions)	*19.6*	*17.4*	*38.0*	*33.9*	*12.6*	*12.1*
Number of Total Miles redeemed (in billions)	*16.4*	*13.7*	*35.0*	*29.3*	*19.7*	*19.5*
Number of Aeroplan Miles redeemed (in billions)	*14.4*	*11.6*	*30.7*	*24.6*	*24.1*	*24.8*
Gross Billings from the sale of Aeroplan Miles	**$238,931**	**$212,376**	**$466,908**	**$413,878**	**12.5**	**12.8**
Aeroplan Miles revenue	207,086	167,964	435,647	351,036	23.3	24.1
Tier management, contact centre management and marketing fees from Air Canada	1,479	1,800	5,180	4,952	(17.8)	4.6
Other revenue	11,719	12,770	24,771	26,604	(8.2)	(6.9)
Total revenue	220,284	182,534	465,598	382,592	20.7	21.7
Cost of rewards	(128,541)	(112,470)	(283,675)	(237,353)	14.3	19.5
Gross margin	91,743	70,064	181,923	145,239	30.9	25.3
Operating expenses, excluding depreciation and amortization	(41,707)	(34,948)	(81,110)	(67,491)	19.3	20.2
Depreciation and amortization	(2,811)	(3,884)	(5,515)	(7,626)	(27.6)	(27.7)
Operating income	**$47,225**	**$31,232**	**$95,298**	**$70,122**	**51.2**	**35.9**
Depreciation and amortization	2,811	3,884	5,515	7,626		
Change in deferred revenue						
Gross billings from the sale of Aeroplan Miles	238,931	212,376	466,908	413,878		
Aeroplan Miles revenue	(207,086)	(167,964)	(435,647)	(351,036)		
Change in Future Redemption Costs [(1)]	(16,710)	(28,058)	(7,788)	(34,823)	(40.4)	(77.6)
(Change in Net Aeroplan Miles outstanding x Average Cost of Rewards per Mile for the period)						
Adjusted EBITDA	**$65,171**	**$51,470**	**$124,286**	**$105,767**	**26.6**	**17.5**
Net Interest Income (Expenses)	2,225	992	4,268	1,556	124.3	174.3
Amortization of deferred financing charges included with interest on long-term debt	469	-	939	-		
Maintenance Capital Expenditures[(2)]	(2,979)	(5,389)	(5,352)	(11,864)	(44.7)	(54.9)
Distributable Cash	**$64,886**	**$47,073**	**$124,141**	**$95,459**	**37.8**	**30.0**
Standardized Distributable Cash	**$68,163**	**$63,441**	**$139,019**	**$103,316**	**7.4**	**34.6**
Weighted average number of units	**199,500,582**	**200,000,001**	**199,519,955**	**200,000,001**		
Distributable Cash per unit	**$0.3252**	**$0.2354**	**$0.6222**	**$0.4773**	**38.2**	**30.4**
Standardized Distributable Cash per unit	**$0.3417**	**$0.3172**	**$0.6968**	**$0.5166**	**7.7**	**34.9**
Net earnings, in accordance with GAAP	**$49,450**	**$31,755**	**$99,566**	**$70,740**	**55.7**	**40.7**
Earnings per unit, in accordance with GAAP	**$0.2479**	**$0.1588**	**$0.4990**	**$0.3537**	**56.1**	**41.1**
Distributions declared	**$42,000**	**$34,980**	**$84,000**	**$69,960**	**20.1**	**20.1**
Distributions declared per unit	**$0.2105**	**$0.1749**	**$0.4210**	**$0.3498**	**20.4**	**20.4**

(1) The per unit cost derived from this calculation is retroactively applied to all prior periods with the effect of revaluing the liability on the basis of the latest available average unit cost;

(2) Maintenance capital expenditures in the comparative three month period ended June 30, 2006 have been restated to reflect the actual amount of maintenance capital expenditures incurred in that period. The amount previously reported for that period was based upon a pro-ration of the estimated yearly spend.



RECONCILIATION OF CASH FLOWS FROM OPERATIONS TO STANDARDIZED DISTRIBUTABLE CASH AND DISTRIBUTABLE CASH

Unaudited

(in thousands)	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
Cash flows from operations	**$71,142**	**$68,830**	**$144,371**	**$115,180**
Maintenance Capital Expenditures[1]	(2,979)	(5,389)	(5,352)	(11,864)
Standardized Distributable Cash	**68,163**	**63,441**	**139,019**	**103,316**
Changes in non-cash working capital items[2]	14,146	12,563	(7,089)	28,323
Stock Based compensation[2]	(713)	(873)	(1,530)	(1,357)
Funding of stock-based compensation plans[2]	-	-	1,529	-
Change in future redemption costs[3]	(16,710)	(28,058)	(7,788)	(34,823)
Distributable Cash	**$64,886**	**$47,073**	**$124,141**	**$95,459**
Distributions declared	**$42,000**	**$34,980**	**$84,000**	**$69,960**
Payout ratio – *Distributions declared / Standardized Distributable Cash*	**62%**	**55%**	**60%**	**68%**
Payout ratio – *Distributions declared / Distributable Cash*	**65%**	**74%**	**68%**	**73%**
Standardized Cumulative Distributable Cash since IPO (June 29, 2005)	**$615,741**			
Cumulative distributions declared since IPO	**$301,200**			
Cumulative payout ratio since inception	**49%**			

(1) Maintenance capital expenditures in the comparative three month period ended June 30, 2006 have been restated to reflect the actual amount of maintenance capital expenditures incurred in that period. The amount previously reported for that period was based upon a pro-ration of the estimated yearly spend;

(2) The impact of the respective items is not considered in the calculation of Standardized Distributable Cash as they are not part of the Distributable Cash definition in accordance with the Limited Partnership Agreement. This eliminates the potential impact of timing distortions relating to the respective items;

(3) Changes in future redemption costs is included to reflect the expected change in the future redemption liability on the basis of the most recently experienced redemption costs.

Aeroplan's distributions are determined by Aeroplan GP's board of directors (the "Board of Directors") as general partner of Aeroplan and by the trustees of the Fund (the "Trustees") on the basis of performance, taking into account anticipated future cash requirements. Monthly distributions have remained unchanged during the quarter at $0.0700 per unit. In order to ensure Aeroplan's continued financial strength, and providing a reasonable return to its partners and unitholders, the Board of Directors and the Trustees of the Fund have considered it financially prudent not to distribute 100% of Distributable Cash in order to provide for periods of unusually high redemption activity and unforeseen events, should they occur. The Board of Directors and the Trustees will monitor Aeroplan's performance throughout the year and any changes to the monthly distribution amounts are subject to their approval.

HISTORICAL DISTRIBUTION ANALYSIS

(in thousands)	Three months ended June 30,	Six months ended June 30,	Years ended December 31,	
	2007	2007	2006	2005
				(post IPO)
Cash flow from operations	$71,142	$144,371	$320,977	$185,181
Net earnings	49,450	99,566	143,529	49,160
Distributions declared, post IPO (June 29, 2005)	42,000	84,000	146,460	70,740
Excess of cash flows from operations over distributions declared	29,142	60,371	174,517	114,441
Excess (shortfall) of net earnings over distributions declared	7,450	15,566	(2,931) [1]	(21,580) [1]
Payout ratio – Distributions declared / Cash flow from operations	59%	58%	46%	38%
Payout ratio – Distributions declared / Net earnings	85%	84%	102%	144%

(1) Distributions in excess of net earnings did not represent an economic return of capital due to the fact that the earnings cycle for accounting purposes does not match the liquidity cycle of the business. Distributions were funded from Gross Billings received. These shortfalls had no impact on the covenants under the credit facility.

Operating Results and Performance Indicators in % Terms

(as a % of total revenue)	Three months ended June 30		Six months ended June 30	
	2007	2006	2007	2006
Aeroplan Miles revenue	**94.0**	**92.0**	**93.6**	**91.8**
Tier management, contact centre management and marketing fees from Air Canada	0.7	1.0	1.1	1.3
Other revenue	5.3	7.0	5.3	6.9
Total revenue	**100.0**	**100.0**	**100.0**	**100.0**
Cost of rewards	(58.4)	(61.6)	(60.9)	(62.0)
Gross margin	41.6	38.4	39.1	38.0
Operating expenses, excluding depreciation and amortization	(18.9)	(19.2)	(17.4)	(17.7)
Depreciation and amortization	(1.3)	(2.1)	(1.2)	(2.0)
Operating income	**21.4**	**17.1**	**20.5**	**18.3**

(as a % of Gross Billings)	Three months ended June 30		Six months ended June 30	
	2007	2006	2007	2006
Gross Billings from the sale of Aeroplan Miles	**100.0**	**100.0**	**100.0**	**100.0**
Aeroplan Miles revenue	86.7	79.1	93.3	84.8
Cost of rewards	53.8	53.0	60.8	57.4
Operating expenses, excluding depreciation and amortization	17.5	16.5	17.4	16.3
Operating income	**19.8**	**14.7**	**20.4**	**16.9**
Adjusted EBITDA	**27.3**	**24.2**	**26.6**	**25.6**
Standardized Distributable Cash	**28.5**	**29.9**	**29.8**	**25.0**
Distributable Cash	**27.2**	**22.1**	**26.6**	**23.1**

QUARTER ENDED JUNE 30, 2007 COMPARED TO QUARTER ENDED JUNE 30, 2006

Gross Billings from the sale of Aeroplan Miles for the three months ended June 30, 2007 amounted to $238.9 million compared to $212.4 million for the three months ended June 30, 2006, representing an increase of $26.5 million or 12.5%. This increase is attributable to an increase of 2.2 billion or 12.6% of Aeroplan Miles sold as a result of higher purchases from Accumulation Partners. The overall increase reflects growth in consumer spending and credit and charge card usage, which translates into increased volume from the credit and charge card Accumulation Partners; as well as the positive momentum experienced by the travel industry in general, which has positively affected Aeroplan's air Accumulation Partners.

Gross Billings from the sale of Aeroplan Miles are accounted for as deferred revenue until such Aeroplan Miles are redeemed. Aeroplan Miles redeemed are recognized as revenue at the cumulative average selling price of the accumulated Aeroplan Miles issued since January 1, 2002.

Redemption activity

Total Miles redeemed for the quarter ended June 30, 2007 under the Aeroplan Program amounted to 16.4 billion as compared to 13.7 billion for the quarter ended June 30, 2006, representing an increase of 19.7%. Higher redemption activity by members, driven by increased redemption of Classic and Star Alliance Rewards, and the continued expansion of non-air rewards, which provide members with a wider variety of redemption choices, explain the increase.

Of the 16.4 billion Total Miles (calculated on a first-in, first-out basis on a member account basis for air redemptions) redeemed during the quarter ended June 30, 2007, 87.8% or 14.4 billion represented Aeroplan Miles issued by Aeroplan with the balance representing Air Canada Miles. By comparison, during the quarter ended June 30, 2006, 84.7% or 11.6 billion of the 13.7 billion Aeroplan Miles redeemed were issued by Aeroplan. As the percentage of

Aeroplan Miles redeemed and issued increases, this results in a corresponding increase in revenue recognition and cost of rewards.

Given the large volume of miles issued and redeemed, slight fluctuations in the average unit redemption cost or selling price of a mile will have a significant impact on results.

Revenue recognized from the redemption and sale of Aeroplan Miles, including Breakage, amounted to $207.1 million for the quarter ended June 30, 2007 compared to $168.0 million for the quarter ended June 30, 2006, representing an increase of $39.1 million or 23.3%. This increase is mainly attributable to:

- Program growth, combined with a higher proportion of Aeroplan Miles redeemed during the quarter, including the positive impact of higher non-air reward redemption activity, which increased by 79.7% compared to the second quarter of 2006, for a total of $33.5 million;
- a higher cumulative average revenue recognized per Aeroplan Mile redeemed, representing $2.1 million, primarily attributable to an increase in the cumulative average selling price of an Aeroplan Mile as a result of higher contracted rates; and
- revenue recognized from Breakage for the quarter ended June 30, 2007 amounted to $34.4 million (calculated at 17%) compared to $30.9 million (calculated at 17%) for the quarter ended June 30, 2006, representing an increase of $3.5 million or 11.3%. The increase in revenue recognized from Breakage is attributable to the increase in outstanding Aeroplan Miles as a result of growth in Gross Billings over the last 30 months compared to the 30 months ended June 30, 2006.

Revenue from tier management, contact centre management and marketing fees from Air Canada decreased to $1.5 million from $1.8 million or 17.8%. This fee is billed on the basis of actual costs incurred plus a profit margin.

Other revenue, consisting primarily of charges to members for services rendered including the mileage transfer program, booking, change and cancellation fees, and other miscellaneous amounts, amounted to $11.7 million for the quarter ended June 30, 2007 compared to $12.8 million for the quarter ended June 30, 2006, representing a $1.1 million or 8.2% decrease due to a lower volume of other revenue generating transactions.

Total revenue amounted to $220.3 million for the quarter ended June 30, 2007 compared to $182.5 million for the quarter ended June 30, 2006, representing an increase of $37.8 million or 20.7%.

Cost of rewards amounted to $128.5 million for the quarter ended June 30, 2007 compared to $112.5 million for the quarter ended June 30, 2006, representing an increase of $16.0 million or 14.3%. This increase is mainly attributable to the following factors:

- a higher proportion of Aeroplan Miles (issued by Aeroplan on or after January 1, 2002) redeemed, representing $3.9 million, and higher general redemption activity during the quarter as a result of program growth and increased Classic and Star Alliance Rewards redemptions, accounting for $22.7 million, for a total increase of $26.6 million;
- partially offset by a lower redemption cost per Aeroplan Mile redeemed, primarily related to air travel rewards, representing $10.6 million.

Gross margin increased 3.2% during the second quarter of 2007, representing 41.6% of total revenue. This increase is primarily the result of lower redemption costs attributable to favorable changes to the redemption mix of air rewards offset in part by a lower proportion of Breakage

revenue to total revenue. Breakage revenue has no cost of rewards attributable to it.

Operating expenses, excluding depreciation and amortization, amounted to $41.7 million for the quarter ended June 30, 2007 compared to $34.9 million in 2006, representing an increase of $6.8 million or 19.3%. This increase resulted primarily from higher advertising and promotion costs, in the amount of $3.3 million, related to brand advertising campaigns and other promotional efforts; technology related costs which increased by $1.3 million as a result of higher maintenance and support costs of systems deployed into service in late 2006; partially offset by lower professional, advisory and other services which decreased by $0.7 million.

Depreciation and amortization amounted to $2.8 million for the quarter ended June 30, 2007 compared to $3.9 million in 2006. This decreased expense level being primarily the result of accelerated depreciation write-offs recorded in 2006 against certain pricing and business analytics software assets which have been replaced.

Operating income amounted to $47.2 million for the quarter ended June 30, 2007 compared to $31.2 million for the quarter ended June 30, 2006, representing an increase of $16.0 million or 51.2%. This increase is mainly attributable to higher reward redemption activity, a higher proportion of Aeroplan Miles redeemed, as well as reduced redemption costs.

Net interest income for the quarter ended June 30, 2007, consists of interest revenue of $6.7 million earned on cash and cash equivalents and short-term investments on deposit; offset by interest on long-term debt of $4.0 million on the borrowings under the term facility, compared to $4.7 million and $3.7 million, respectively for the comparative period of the prior year. The differences are explained by higher average amounts on deposit and higher interest rates. During the second quarter of 2007 and 2006, Aeroplan recognized $0.5 million of amortization of deferred financing charges related to the long-term debt. In accordance with the adoption of the financial instruments accounting guidance, these charges are now included with interest on long-term debt.

Adjusted EBITDA for the quarter amounted to $65.2 million or 27.3% (as a % of Gross Billings) and *Distributable Cash* generated amounted to $64.9 million or 27.2% (as a % of Gross Billings), compared to $51.5 million or 24.2% (as a % of Gross Billings) and $47.1 million or 22.1% (as a % of Gross Billings), respectively for the second quarter of 2006 (as restated). The positive impact of increased Gross Billings on Distributable Cash was partially offset by the $6.8 million increase in operating expenses and the Change in Future Redemption Costs. Adjusted EBITDA and Distributable Cash are non-GAAP measures, for additional information on these measures, please refer to the ***Performance Indicators*** section.

SIX MONTHS ENDED JUNE 30, 2007 COMPARED TO SIX MONTHS ENDED JUNE 30, 2006

Gross Billings from the sale of Aeroplan Miles for the six months ended June 30, 2007 amounted to $466.9 million compared to $413.9 million for the six months ended June 30, 2006, representing an increase of $53.0 million or 12.8%. This increase is attributable to an increase of 4.1 billion or 12.1% Aeroplan Miles sold as a result of higher purchases from Accumulation Partners. The overall increase reflects growth in consumer spending and credit and charge card usage, which translates into increased volume from the credit and charge card Accumulation Partners; as well as the positive momentum experienced by the travel industry in general, which has positively affected Aeroplan's air Accumulation Partners.

Gross Billings from the sale of Aeroplan Miles are accounted for as deferred revenue until such Aeroplan Miles are redeemed. Aeroplan Miles redeemed are recognized as revenue at the



cumulative average selling price of the accumulated Aeroplan Miles issued since January 1, 2002.

Redemption activity

Total Miles redeemed for the six months ended June 30, 2007 under the Aeroplan Program amounted to 35.0 billion as compared to 29.3 billion for the six months ended June 30, 2006, representing an increase of 19.5%. Higher redemption activity by members, driven in part by the impact of the launch, in Q4 2006, of ClassicPlus Flight Rewards, increased redemption of Classic and Star Alliance Rewards, and the continued expansion of non-air rewards, which provide members with a wider variety of redemption choices, explain the increase.

Of the 35.0 billion Total Miles (calculated on a first-in, first-out basis on a member account basis for air redemptions) redeemed during the six months ended June 30, 2007, 87.7% or 30.7 billion represented Aeroplan Miles issued by Aeroplan with the balance representing Air Canada Miles. By comparison, during the six months ended June 30, 2006, 84% or 24.6 billion of the 29.3 billion Aeroplan Miles redeemed were issued by Aeroplan. As the percentage of Aeroplan Miles redeemed and issued increases, this results in a corresponding increase in revenue recognition and cost of rewards.

Given the large volume of miles issued and redeemed, slight fluctuations in the average unit redemption cost or selling price of a mile will have a significant impact on results.

Revenue recognized from the redemption and sale of Aeroplan Miles, including Breakage, amounted to $435.6 million for the six months ended June 30, 2007 compared to $351.0 million for the six months ended June 30, 2006, representing an increase of $84.6 million or 24.1%. This increase is mainly attributable to:

- Program growth, combined with a higher proportion of Aeroplan Miles redeemed, including the positive impact of higher non-air reward redemption activity, which increased by 68.3% compared to the first six months of 2006, for a total of $72.7 million;
- a higher cumulative average revenue recognized per Aeroplan Mile redeemed, representing $5.0 million, primarily attributable to an increase in the cumulative average selling price of an Aeroplan Mile as a result of higher contracted rates; and
- revenue recognized from Breakage for the six months ended June 30, 2007 amounted to $67.9 million (calculated at 17%) compared to $61.0 million (calculated at 17%) for the six months ended June 30, 2006, representing an increase of $6.9 million or 11.3%. The increase in revenue recognized from Breakage is attributable to the increase in outstanding Aeroplan Miles as a result of growth in Gross Billings over the last 30 months compared to the 30 months ended June 30, 2006.

Revenue from tier management, contact centre management and marketing fees from Air Canada remained relatively unchanged at $5.2 million for the six months ended June 30, 2007 compared to $5.0 million for the six months ended June 30, 2006. This fee is billed on the basis of actual costs incurred plus a profit margin.

Other revenue, consisting primarily of charges to members for services rendered including the mileage transfer program, booking, change and cancellation fees, and other miscellaneous amounts, amounted to $24.8 million for the six months ended June 30, 2007 compared to $26.6 million for the six months ended June 30, 2006, representing a $1.8 million or 6.9% decrease due to a lower volume of other revenue generating transactions.

Total revenue amounted to $465.6 million for the six months ended June 30, 2007 compared to $382.6 million for the six months ended June 30, 2006, representing an increase of $83.0 million or 21.7%.



Cost of rewards amounted to $283.7 million for the six months ended June 30, 2007 compared to $237.4 million for the six months ended June 30, 2006, representing an increase of $46.3 million or 19.5%. This increase is mainly attributable to the following factors:

- a higher proportion of Aeroplan Miles (issued by Aeroplan on or after January 1, 2002) redeemed, representing $11.2 million, and higher general redemption activity as a result of program growth, the Q4 2006 launch of ClassicPlus Flight rewards, and increased Classic and Star Alliance Rewards redemptions, accounting for $47.1 million, for a total of $58.3 million;
- partially offset by a lower redemption cost per Aeroplan Mile redeemed, primarily related to air travel rewards, representing $12.0 million.

Gross margin increased 1.1% during the six months ended June 30, 2007, representing 39.1% of total revenue. This increase is primarily the result of lower redemption costs attributable to favorable changes to the redemption mix of air rewards partially offset by a lower proportion of Breakage revenue to total revenue. Breakage revenue has no cost of rewards attributable to it.

Operating expenses, excluding depreciation and amortization, amounted to $81.1 million for the six months ended June 30, 2007 compared to $67.5 million in 2006, representing an increase of $13.6 million or 20.2%. The increase resulted primarily from higher technology related costs which increased by $4.4 million as a result of higher maintenance and support costs of systems deployed into service in late 2006; higher advertising and promotion costs, which increased by $3.9 million related to brand advertising campaigns and other promotional efforts; and compensation costs, which increased by $2.8 million resulting from general increases in headcount and wages.

Depreciation and amortization amounted to $5.5 million for the six months ended June 30, 2007 compared to $7.6 million in 2006. This decreased expense level being primarily the result of accelerated depreciation write-offs recorded in 2006 against certain pricing and business analytics software assets.

Operating income amounted to $95.3 million for the six month period ended June 30, 2007 compared to $70.1 million for the six month period ended June 30, 2006, representing an increase of $25.2 million or 35.9% mainly attributable to the higher reward redemption activity, a higher proportion of Aeroplan Miles redeemed, as well as reduced redemption costs.

Net interest income for the six months ended June 30, 2007, consists of interest revenue of $13.2 million earned on cash and cash equivalents and short-term investments on deposit; offset by interest on long-term debt of $8.0 million on the borrowings under the term facility, compared to $8.7 million and $7.2 million, respectively for the comparative period of the prior year. The differences are explained by higher average amounts on deposit and higher interest rates. During the first six months of 2007 and 2006, Aeroplan recognized $0.9 million of amortization of deferred financing charges related to the long-term debt. In accordance with the adoption of the financial instruments accounting guidance, these charges are now included with interest on long-term debt.

Adjusted EBITDA for the six months ended June 30, 2007 amounted to $124.3 million or 26.6% (as a % of Gross Billings) and *Distributable Cash* generated amounted to $124.1 million or 26.6% (as a % of Gross Billings), compared to $105.8 million or 25.6% (as a % of Gross Billings) and $95.5 million or 23.1% (as a % of Gross Billings), respectively for the six month period ended June 30, 2006. The positive impact of increased Gross Billings on Distributable Cash was partially offset by the $13.6 million increase in operating expenses and the Change in Future Redemption Costs. Adjusted EBITDA and Distributable Cash are non-GAAP measures, for additional information on these measures, please refer to the ***Performance Indicators*** section.



SUMMARY OF QUARTERLY RESULTS

This section includes sequential quarterly data for the eight quarters ended June 30, 2007.

(in thousands, except per unit amounts)	2007		2006				2005	
(UNAUDITED)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$
Gross Billings	**238,931**	**227,977**	**226,728**	**211,245**	**212,376**	**201,502**	**196,568**	**195,533**
Total revenue	**220,284**	**245,314**	**208,404**	**178,391**	**182,534**	**200,058**	**154,022**	**156,266**
Cost of rewards	128,541	155,134	120,160	107,741	112,470	124,883	83,474	101,739
Gross margin	91,743	90,180	88,244	70,650	70,064	75,175	70,548	54,527
Operating expenses, excluding depreciation and amortization	41,707	39,403	47,451	34,464	34,948	32,438	37,012	32,254
Depreciation and amortization	2,811	2,704	3,479	3,155	3,884	3,742	3,367	1,759
Operating income	47,225	48,073	37,314	33,031	31,232	38,995	30,169	20,514
Net earnings	**49,450**	**50,116**	**38,469**	**34,320**	**31,755**	**38,985**	**29,729**	**19,431**
Adjusted EBITDA	**65,171**	**59,980**	**56,975**	**53,359**	**51,470**	**54,390**	**51,239**	**40,252**
Standardized Distributable Cash	**68,163**	**70,856**	**94,769**	**100,969**	**63,441**[(1)]	**39,875**	**60,717**	**116,680**
Standardized Distributable Cash per unit	**0.3417**	**0.3551**	**0.4745**	**0.5048**	**0.3172**	**0.1994**	**0.3036**	**0.5834**
Distributable Cash	**64,886**	**60,120**	**52,996**	**50,664**	**47,073**[(1)]	**48,374**[(1)]	**47,231**	**35,889**
Distributable Cash per unit	**0.3252**	**0.3013**	**0.2655**	**0.2533**	**0.2354**	**0.2419**	**0.2362**	**0.1794**
Earnings per unit, in accordance with GAAP	**0.2479**	**0.2512**	**0.1927**	**0.1716**	**0.1588**	**0.1949**	**0.1486**	**0.0972**

(1) Maintenance capital expenditures included in Distributable Cash for Q1 and Q2 2006 have been restated to reflect the actual amount of maintenance capital expenditures incurred in each period. The amounts previously reported were based upon a pro-ration of the estimated yearly spend.

FINANCING STRATEGY

Aeroplan generates sufficient cash flow internally to fund cash distributions, capital expenditures and to service its debt obligations. Management believes that Aeroplan's internally generated cash flows, combined with its ability to access external capital, provide sufficient resources to finance its cash requirements in the foreseeable future and to maintain available liquidity, as discussed in the *Liquidity and Capital Resources* section. Distributions are expected to continue to be funded from internally generated cash flows.



LIQUIDITY AND CAPITAL RESOURCES

Since January 1, 2002, Aeroplan has consistently generated positive cash flows from operations. At June 30, 2007, Aeroplan had $273.8 million of cash and cash equivalents and $396.0 million of short-term investments (consisting of commercial paper with maturity dates ranging between August and October of 2007) on hand, for a total of $669.8 million. The Aeroplan Miles redemption reserve described under ***Aeroplan Miles Redemption Reserve*** of $400.0 million is included in this amount.

The following table provides an overview of Aeroplan's cash flows for the periods indicated:

(in thousands of dollars) *unaudited*	**Three months ended June 30,**		**Six months ended June 30,**	
	2007	**2006**	**2007**	**2006**
	$	**$**	**$**	**$**
Cash from operating activities	71,142	68,830	144,371	115,180
Cash from (used in) investing activities	3,486	(127,178)	51,446	(134,457)
Cash from (used in) financing activities	(42,000)	(34,980)	(89,000)	(69,960)
Cash and cash equivalents, end of period	**273,756**	**276,637**	**273,756**	**276,637**

Operating Activities

Cash from operations is generated primarily from the collection of Gross Billings of Aeroplan Miles and is reduced by the cash required to provide the rewards when Aeroplan Miles are redeemed and by operating and interest expenses.

Cash from operating activities amounted to $71.1 million and $144.4 million for the quarter and six months ended June 30, 2007, respectively compared to $68.8 million and $115.2 million for the quarter and six months ended June 30, 2006, respectively. The respective increases of $2.3 million and $29.2 million are primarily attributable to increased earnings levels offset by fluctuations in related party receivables and a reduced level of deferred revenue accumulation.

Investing Activities

Aeroplan's investment activities for the three months and six months ended June 30, 2007 reflect a net redemption of short-term investments in the amount of $6.5 million and $56.8 million respectively. During the same periods, Aeroplan invested $3.0 million and $5.4 million respectively in Maintenance Capital Expenditures related to software development and technology initiatives designed to improve the reward redemption processes and operating efficiencies through automation. Anticipated capital expenditures, which are primarily related to Maintenance Capital Expenditures associated with software development initiatives for fiscal 2007, are expected to approximate $20 million.

Financing Activities

Cash flows used in financing activities related to the payment of distributions and amounted to $42.0 million and $89.0 million for the quarter and six months ended June 30, 2007, respectively.

Liquidity

Aeroplan anticipates that total capital requirements for the next twelve months of $188.0 million, including $168.0 million in respect of anticipated cash distributions, based on the current distribution rates, and approximately $20.0 million of Maintenance Capital Expenditures, will be funded from operations, available cash on deposit and, to the extent required, from the ***Aeroplan Miles Redemption Reserve*** where applicable (i.e. in periods of unusually high redemption activity) and bank borrowings, if necessary.

Aeroplan Miles Redemption Reserve

In conjunction with the issuance of units to the Fund and the credit facilities concluded on June 29, 2005, Aeroplan established the Aeroplan Miles redemption reserve ("the Reserve"). As at June 30, 2007, the Reserve amounted to $400.0 million and was included in cash and cash equivalents and short-term investments.

The amount held in the Reserve, as well as the types of securities in which it may be invested (high quality commercial paper), are based on policies established by management, which are reviewed periodically.

The Reserve may be used to supplement cash flows generated from operations in order to pay for rewards in the event of unusually high redemption activity associated with Aeroplan Miles.

Management is of the opinion that the Reserve, combined with other liquidities on hand, is sufficient to cover redemption costs, including redemption costs incurred in periods of unusually high redemption activity, as they become due, in the normal course of business.

To date, Aeroplan has not had to use the funds held in the Reserve.

At June 30, 2007, the Reserve represented 40.1% of the Future Redemption Cost liability.

The deferred revenue presented in the balance sheet represents accumulated unredeemed Aeroplan Miles valued at their weighted average selling price and unamortized Breakage. The estimated Future Redemption Cost liability of those Aeroplan Miles, calculated at the current Average Cost of Rewards per Mile redeemed, is approximately $996 million.

Credit Facilities

On June 29, 2005, Aeroplan entered into a credit agreement for the following facilities:

In thousands	Authorized $	Drawn at June 30, 2007 $
Revolving term facility	75,000	-
Term facility	300,000	300,000
Acquisition facility	100,000	-
Less: Unamortized portion of transaction costs (previously presented as Deferred charges)	-	(3,382)
Less: Unamortized portion of discount (previously presented as a Prepaid expense)	-	(1,059)
Total	**475,000**	**295,559**

The term and the acquisition facilities mature on June 29, 2009, or earlier at the option of Aeroplan and bear interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%. Borrowings under the term facility consist of Bankers' Acceptances with a 90 day term and an effective interest rate of 5.4% at June 30, 2007 (5.3% at December 31, 2006).

Deferred financing costs incurred in connection with the credit facilities amounting to $7.1 million are amortized over the term of the debt facility to which they relate and since January 1, 2007 are presented with long-term debt.

The outstanding credit facilities are secured by substantially all the present and future assets of Aeroplan.

The credit facilities are subject to Aeroplan's ability to maintain financial covenants related to leverage and debt service ratios of ≤ 2.75 and interest coverage of ≥ 3.0, as well as other affirmative and negative covenants as defined in the credit agreement.

At June 30, 2007, Aeroplan's financial covenants were as follows:

Ratio	Result	Test
Leverage	**1.14**	≤ 2.75
Debt service [(a)]	**(1.06)**	≤ 2.75
Interest coverage [(b)]	**N/A**	≥ 3.0

[(a)] this ratio takes into account Aeroplan's net debt, calculated as long-term debt less cash and short-term investments on hand. The result reflects Aeroplan's high liquidity position.
[(b)] this ratio is not applicable since Aeroplan has earned more interest from cash and cash equivalents and short-term investments than it has incurred on the long-term debt.

In view of Aeroplan's cash generation capacity and overall financial position, while there can be no assurance in this regard, management believes that Aeroplan will be able to pay or refinance the debt when it comes due.

GUARANTEES (OFF-BALANCE SHEET ARRANGEMENTS) AND CONTINGENT LIABILITIES

Air Canada Miles

In accordance with the Commercial Participation and Services Agreement dated June 9, 2004 between Air Canada and Aeroplan, as amended, (the"CPSA"), Air Canada is responsible for the cost of the redemption for air rewards of up to a maximum of 112.4 billion Air Canada Miles accumulated by members prior to January 1, 2002. As of June 30, 2007, 102.4 billion of those Air Canada miles had been redeemed.

In the unlikely event that Air Canada is unable to meet its obligation, Aeroplan may be required to honor Air Canada's redemption obligation, which based on Aeroplan's current average redemption cost per mile as calculated on the basis of the current average redemption cost calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of various types of rewards that members have selected, based on past experience, would amount to approximately $92.2 million at June 30, 2007, compared to $135.0 million at December 31, 2006.

Also under the CPSA, Aeroplan is responsible for any redemptions for air rewards of Air Canada Miles issued prior to January 1, 2002, in excess of the 112.4 billion Air Canada Miles. While on the basis of current estimates, Aeroplan does not expect such redemptions to exceed 112.4 billion Air Canada Miles, the maximum potential redemption cost of meeting this obligation if all 21.7 billion estimated Broken but unexpired Air Canada Miles were to be redeemed, amounts to $200.1 million at June 30, 2007 and $219.0 million at December 31, 2006. After giving effect to the implementation in July 2007 of the Mileage Expiry Policy mentioned below, the maximum potential redemption cost has been reduced to $154.3 million.

As a result, the total maximum potential redemption cost to Aeroplan for the total outstanding and unbroken Air Canada Miles is estimated to be $292.3 million and $354.0 million at June 30, 2007, and December 31, 2006, respectively. After giving effect to the implementation

in July 2007 of the Mileage Expiry Policy mentioned below, the maximum potential redemption cost has been reduced to $246.5 million.

Aeroplan has also agreed to indemnify Air Canada, its affiliates and representatives from any claims arising out of any changes made at any time by Aeroplan to the Aeroplan Program to the extent such changes are implemented to address fluctuations in Breakage related to the liability attached to miles issued prior to January 1, 2002.

Aeroplan Miles

In addition, Aeroplan may be required to provide rewards to members for unexpired Aeroplan Miles accounted for as Breakage on the Aeroplan Miles issued after December 31, 2001 for which the Breakage revenue has been recognized or deferred and for which no liability has been recorded. The maximum potential redemption cost for such Aeroplan Miles is estimated to be $476.3 million at June 30, 2007 and $440.0 million at December 31, 2006. After giving effect to the implementation in July 2007 of the Mileage Expiry Policy mentioned below, the maximum potential redemption cost has been reduced to $417.5 million. The potential redemption costs noted above have been calculated on the basis of the current average redemption cost calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of the various types of rewards that members have selected, based on past experience.

Mileage Expiry Policy

Commencing July 1, 2007, pursuant to the terms of the Mileage Expiry Policy, as announced in October 2006, the accumulated miles in the accounts of members who had not transacted with the Aeroplan program at least once in the prior consecutive 12-month period were expired. Prior to July 1, 2007, miles expired in those member accounts that had no activity (accumulation or redemption) for the prior 36-month period.

Other

From time to time, Aeroplan becomes involved in various claims and litigation as part of its business. While the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current pending claims and litigation will not have a material impact on Aeroplan's financial position and results of operations.

Aeroplan has agreed to indemnify its directors and officers, to the extent permitted under corporate law, against costs and damages incurred by the directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceedings in which the directors and officers are sued as a result of their services. Aeroplan's directors and officers are covered by directors' and officers' liability insurance. No amount has been recorded in these financial statements with respect to the indemnification agreements.

In connection with a merchant services agreement dated September 30, 2004, entered into with First Data Loan Company, Canada in the name of Aeroplan and Air Canada and other ACE subsidiaries, Aeroplan had jointly and severally guaranteed in favor of First Data Loan Company, Canada, the obligations of the other parties to the agreement, in the event that such entities were unable to fulfill their obligations related to airline and tour tickets sold in advance and charged to the credit cards processed under the agreement. Effective June 30, 2007, the agreement was amended such that Aeroplan is only liable for its own transactions which continue to be secured by a priority hypothec granted to First Data Loan Company, Canada,



and is no longer jointly and severally liable for the obligations of Air Canada and other ACE subsidiaries. The term of this agreement ends on September 28, 2008.

TRANSACTIONS WITH RELATED PARTIES

Aeroplan is controlled by ACE, Air Canada's parent company. Air Canada, including its affiliates, is one of Aeroplan's largest Accumulation Partners, representing 26.0% and 27.0% of Gross Billings for the quarter and six months ended June 30, 2007 respectively, compared to 30% for the quarter and six months ended June 30, 2006. Air Canada, including other Star Alliance partners, is Aeroplan's largest Redemption Partner. For the quarter and six months ended June 30, 2007, 89.0% and 90.0%, compared to 91.4% and 92.3% for the quarter and six months ended June 30, 2006, of total reported cost of rewards was paid to Air Canada. Selling, general and administrative expenses where Air Canada was the supplier of services represented 42.4% and 44.2% respectively for the quarter and six months ended June 30, 2007 compared to 52.3% and 52.6% for the corresponding periods of 2006.

The decreasing proportions are explained by the increasing trend in redemption of non-air rewards by members in the case of cost of rewards, and reduced dependence over time on Air Canada as a service provider in the case of operating expenses.

The commercial relationship between Aeroplan and Air Canada and its affiliates is governed by several arrangements and agreements which are described in Aeroplan's Annual Information Form dated March 20, 2007.

As provided for in the existing CPSA between the parties, Aeroplan and Air Canada have reached agreement relating to fixed capacity redemption rates, to be paid by Aeroplan, for the period beginning January 1, 2008 through to December 31, 2010. The outcome falls within the pre-established contractual parameters and is in line with Aeroplan's business expectations.

SUMMARY OF CONTRACTUAL OBLIGATIONS

As at June 30, 2007, estimated future minimum payments under Aeroplan's contractual obligations are as follows:

(in millions) *unaudited*	Total	2007	2008	2009	2010	2011	After Five Years
	$	$	$	$	$	$	$
Operating leases	2.7	0.9	1.8	-	-	-	-
Special payments under GSA	12.3	0.9	1.9	1.9	1.9	1.9	3.8
Term credit facility	300.0	-	-	300.0	-	-	-
Purchase obligation under the CPSA	3,741.9	40.6	296.1	296.1	296.1	296.1	2,516.9
Total	**4,056.9**	**42.4**	**299.8**	**598.0**	**298.0**	**298.0**	**2,520.7**

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates, judgments and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates. Management has identified the areas, discussed below, which it believes are the most subject to judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change significantly in subsequent periods.

The significant accounting policies of Aeroplan are described in note 2 to the December 31, 2006 audited consolidated financial statements of Aeroplan. The policies which Aeroplan believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

Revenue Recognition

Aeroplan Miles Revenue - Breakage

Aeroplan earns revenue from the sale of Aeroplan Miles to Accumulation Partners based on individual contracts with each Accumulation Partner. Since the earnings process is not complete at the time an Aeroplan Mile is sold, the Gross Billings from the sale of Aeroplan Miles are deferred and recognized as revenue when Aeroplan Miles are redeemed by members. For those Aeroplan Miles that Aeroplan has estimated will go unredeemed by members, Aeroplan recognizes revenue over the estimated average life of an Aeroplan Mile, currently estimated at 30 months.

Management's estimate of the number of Aeroplan Miles sold that will never be redeemed by members, known as "Breakage", is currently estimated at 17% of Aeroplan Miles sold. In developing this estimate, management takes into consideration that the issuance and redemption of Aeroplan Miles is influenced by the type of Commercial Partners and their volume of transactions, the types of rewards offered, the overall health of the Canadian economy, the nature and extent of promotional activity in the marketplace and the extent of competing loyalty programs.

Management's estimate of Broken Aeroplan Miles impacts the amount of Breakage revenue recognized. Breakage revenue is included in the interim financial statements with earned revenue from the sale of Aeroplan Miles and represented $34.4 million and $67.9 million for the quarter and six months ended June 30, 2007 respectively, compared to $30.9 million and $61.0 million for the corresponding periods of 2006. Management monitors factors affecting Breakage and from time to time, but at least every two years or earlier if such monitoring indicates that a significant change in Breakage may have occurred, may use independent third party experts to assist in the determination of the appropriate level of Breakage, including the average life of an Aeroplan Mile.

During 2006, in accordance with its policy to review Breakage every two years, management, assisted by independent experts, completed its review of the estimated Breakage factor used to determine the number of Total Miles sold which are not expected to be redeemed, on the basis



of data accumulated until the end of 2005. While there can be no assurance that the Breakage factor will remain constant in the future, based on the results, which include the impact of the program changes described under ***Overview***, the Breakage factor remained unchanged at 17%. Since the potential impact of the introduction of ClassicPlus Flight rewards and other factors were not considered in these studies, they will be updated after the end of 2007 when a full year's data is available.

Management estimates that a 1% change in Breakage related to the Aeroplan Miles would have a total impact on revenue and net earnings, and consequently distributable cash, for the period in which the change occurred, of $28.5 million with $24.5 million relating to prior years and $4.0 million relating to the current period. Management estimates that a 1% decrease in Breakage related to the Air Canada Miles would have an impact on cost of rewards and net earnings of approximately $28.7 million for the period in which the change occurred.

Software

Software is considered a long-lived asset with a finite life, is recorded at cost and amortized using the straight-line method over 5 years. Software under development includes costs paid to third parties such as consultants' fees and other direct costs of development. Amortization will commence upon completion of development once the software is available for use.

Software is tested for impairment whenever circumstances indicate that its carrying value may not be recoverable. When such a situation arises, the future cash flows associated with the particular asset's use and disposition are compared to its carrying amount to determine if the carrying amount is recoverable. Any impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value.

Goodwill

Goodwill is recorded at cost and is not amortized. Instead, goodwill is tested for impairment annually and when an event or circumstances have occurred that more likely than not reduce the fair value of the reporting unit below its carrying value. Aeroplan is a single reporting unit. The impairment test is carried out in two steps. First, the carrying amount of Aeroplan, including goodwill, is compared to its quoted market value. If the quoted market value exceeds the carrying amount, goodwill is not considered to be impaired, and therefore the second step of the impairment test is unnecessary.

The second step is performed when the carrying amount of the reporting unit exceeds its quoted market value. In such a case, the implied fair value of goodwill, determined in the same manner as the respective value would be determined in a business combination, is compared with its carrying amount in order to measure the amount of the impairment loss, if any.

Income taxes

Aeroplan is not publicly traded, and as such, is not expected to be affected by the provisions of Bill C-52, Budget Implementation Act, 2007, which received Royal Assent on June 22, 2007, and calls for the taxation of specified investment flow-through ("SIFT") entities commencing January 1, 2011. However there may be a possible interpretation of the legislation under which Aeroplan would be viewed as a SIFT. Management does not believe this to be the intent of the legislation and believes there to be valid technical arguments supporting the fact that Aeroplan is not a SIFT. Accordingly, Aeroplan has not recorded future income taxes on its temporary



differences that are expected to reverse after January 1, 2011. Should the taxation authorities determine that Aeroplan is in fact a SIFT, and subject to the taxation provisions of Bill C-52, then Aeroplan could record a future tax asset of approximately $183.4 million, representing the tax benefit of those temporary differences that are expected to reverse after January 1, 2011 and that will be available to reduce future taxable income in periods subsequent to that date.

CHANGES IN ACCOUNTING POLICIES

Financial Instruments, Comprehensive Income and Hedges

Effective January 1, 2007, Aeroplan adopted CICA handbook section 3855 *Financial Instruments – Recognition and Measurement*; Section 3865 *Hedges*; and Section 1530 *Comprehensive Income*.

In accordance with the transitional provisions of the standards, prior periods have not been restated for the adoption of these new accounting standards.

Financial Instruments Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the consolidated statement of financial position when the entity becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods is dependent upon the classification of the financial instrument as held-for-trading, held-to-maturity, available-for-sale, loans and receivables, or other financial liabilities. The held-for-trading classification is applied when an entity is "trading" in an instrument or alternatively the standard permits that any financial instrument be irrevocably designated as held-for-trading. The held-to-maturity classification is applied only if the asset has specified characteristics and the entity has the ability and intent to hold the asset until maturity. An asset can be classified as available-for-sale when it has not been classified as trading or held-to-maturity. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition.

Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in non-operating income. Financial assets classified as held-to-maturity, loans and receivables, or other financial liabilities are measured at amortized cost using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in Other Comprehensive Income ("OCI") as described below. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

For financial instruments measured at amortized cost, transaction costs or fees, premiums or discounts earned or incurred are recorded, at inception, net against the fair value of the financial instrument. Interest expense is recorded using the effective interest method. For any guarantee issued that meets the definition of a guarantee pursuant to Accounting Guideline 14, Disclosure of Guarantees, the inception fair value of the obligation relating to the guarantee is recognized.

Aeroplan has classified its financial instruments as follows:

- cash and cash equivalents and short-term investments are classified as held to maturity and carried at amortized cost. Cash and cash equivalents and short-term investments are presented with accrued interest thereon;
- accounts receivable are classified as loans and receivables, and are measured at amortized cost;
- accounts payable and accrued liabilities, distributions payable, and long-term debt are classified as other financial liabilities and are measured at amortized cost.

Hedges Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the related accounting. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

Comprehensive Income Section 1530 introduces Comprehensive Income, which consists of Net Income and OCI. OCI represents changes in Partner's equity during a period arising from transactions and other events with non-owner sources that are recognized in Comprehensive income, but excluded from net income.

Impact Upon Adoption As at January 1, 2007 the carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and distributions payable approximated fair value due to the immediate or short-term maturities of these financial instruments. Accordingly, no transition adjustment was recorded as at that date.

Upon the adoption of the CICA handbook section 3855, at January 1, 2007, borrowings under the term debt facility, in the form of Bankers' Acceptances, are recorded at their estimated fair value of $298.9 million (net of prepaid interest previously included in prepaid expenses), and further reduced by unamortized financing charges of $4.3 million (previously included in deferred charges).

Aeroplan has no hedge instruments. In addition, Aeroplan does not have any items to be accounted as components of OCI and as a result Net Income equals Comprehensive Income.

Future Accounting Changes

Capital Disclosures and Financial Instruments – Presentation and Disclosure

The CICA issued three new accounting standards: section 1535, *Capital Disclosures*, section 3862, *Financial Instruments – Disclosures*, and section 3863, *Financial Instruments – Presentation*. These new standards will be effective for fiscal years beginning on or after October 1, 2007, and Aeroplan will adopt them on January 1, 2008. Management is in the process of evaluating the effect of the new standards on Aeroplan's financial statements.

Section 1535 establishes disclosure requirements about an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, *Financial Instruments – Disclosure and Presentation*, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis

on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

FAIR VALUES, CREDIT RISK, AND INTEREST RATE EXPOSURE

Fair values - The fair value of the financial instrument is the amount of consideration that would be agreed upon in an arm's length transaction between willing parties. Aeroplan uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the consolidated statement of financial position as follows:

Held to maturity: Cash and cash equivalents and short-term investments – The carrying amounts included in the consolidated statement of financial position approximate fair value because of the short-term maturity of the underlying instruments. Cash and cash equivalents and short-term investments are presented with accrued interest thereon.

Loans and receivables: Accounts receivable – The carrying amount included in the consolidated statement of financial position approximates fair value because of the short-term maturity of these instruments.

Financial liabilities: Accounts payable and accrued liabilities and distributions payable – The carrying amounts included in the consolidated statement of financial position approximate fair value because of the short-term maturity of these instruments.

Long-term debt: The fair value of the borrowings under the term facility, in the form of Bankers' Acceptances, is approximately $298.9 million.

Credit risk In accordance with its investment policy, Aeroplan invests the Reserve and excess cash, included in short-term investments and cash and cash equivalents in commercial paper or corporate bonds with a minimum rating of R-1 (high) or AA(low) and term deposits, subject to certain thresholds to reduce undue exposure to any one issuer.

Interest rate exposure Aeroplan is exposed to fluctuations in interest rates under the terms of the outstanding credit facility which bears interest at variable rates and has been borrowed in the form of Bankers' Acceptances. Due to the short-term nature of the underlying Bankers' Acceptances (typically 90 days), the carrying value of the long-term debt approximates fair value.

Aeroplan invests the Reserve and excess cash on hand in high quality instruments with similar terms to maturity as the underlying instruments related to the credit facility, with an objective to mitigate the interest rate exposure.

DISCLOSURE CONTROLS AND PROCEDURES

Aeroplan's disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information is identified to its Disclosure Committee to ensure appropriate and timely decisions are made regarding public disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing such internal controls over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

No changes were made in Aeroplan's internal control over financial reporting during the three month and six month period ended June 30, 2007, that have materially affected, or are reasonably likely to materially affect, Aeroplan's internal control over financial reporting.

CEO AND CFO CERTIFICATIONS

Aeroplan files certifications relating to its annuals filings, signed by the CEO and CFO, with the Canadian Securities Administrators upon filing of Aeroplan's and the Fund's Annual Information Form. In those filings, the CEO and CFO certify, as required by Multilateral Instrument 52-109, the appropriateness of the financial disclosures, the effectiveness of Aeroplan's disclosure controls and procedures, and the design of internal control over financial reporting to provide reasonable assurance as to its reliability and the preparation of financial statements for external purposes in accordance with GAAP. Aeroplan's CEO and CFO also certify the appropriateness of the financial disclosures in its interim filings, and that they have caused disclosure controls and procedures and internal control over financial reporting to be designed.

The Audit, Finance and Risk Committee reviewed this MD&A, and the unaudited interim consolidated financial statements, and the Board of Directors and the Trustees approved these documents prior to their release.

OUTLOOK

Management is committed to deliver its 2007 business plan including continued expansion of Commercial Partners, available rewards and operating efficiency through investments in technological solutions.

In 2006, 58% of Aeroplan's distributions represented return of capital and 42% represented income. On the basis of past experience it is anticipated that 100% of estimated available tax deductions be used to reduce taxable income, and management expects the breakdown for 2007 to approximate 35% in respect of return of capital and 65% in respect of income. Should the full estimated available deductions not be used to reduce taxable income, as part of a tax planning strategy to increase future tax deductions, up to 100% of distributions could be taxable.

The amount of distributions remains subject to review throughout the year and any changes to the monthly distribution amounts are subject to the approval of the Board of Directors.

RISKS AND UNCERTAINTIES AFFECTING THE BUSINESS

The results of operations and financial condition of Aeroplan are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of the management of Aeroplan. The following section summarizes certain of the major risks and uncertainties that could materially affect future business results going forward. Additional risks are also described in the *"Risks and Uncertainties Affecting the Business"* section of the 2006 MD&A, which are hereby incorporated by reference.

RISKS RELATED TO AEROPLAN AND THE INDUSTRY

Dependency on Top Three Accumulation Partners

Aeroplan's top three Accumulation Partners were responsible for 89% and 88% of Gross Billings for the quarter and six months ended June 30, 2007 respectively. A decrease in sales of Aeroplan Miles to any of Aeroplan's significant partners for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services Aeroplan provides could have a material adverse effect on Gross Billings. Subject to the minimum number of Aeroplan Miles to be purchased by Air Canada under the CPSA, Air Canada can change the number of Aeroplan Miles awarded per flight without Aeroplan's consent, which could result in a significant reduction in Gross Billings. Aeroplan cannot ensure that its contracts with these, or other, Accumulation Partners will be renewed on similar terms, or at all when they expire.

Air Canada or Travel Industry Disruptions

Aeroplan's members' strong demand for air travel creates a significant dependency on Air Canada in particular and the airline industry in general. Any disruptions or other material adverse changes in the airline industry, whether domestic or international, affecting Air Canada or a Star Alliance member airline, could have a material adverse impact on Aeroplan's business. This could manifest itself in Aeroplan's inability to fulfill member's flight redemption requests or to provide sufficient accumulation opportunities. As a result of airline or travel services industry disruption, such as those which resulted from the terrorist attacks on September 11, 2001, or as might result from political instability, other terrorist acts or war, or from increasingly restrictive security measures, such as the current restrictions on the content of carry-on baggage, significant uncertainty could result in the minds of the traveling public and have a material adverse effect on passenger demand for air travel. Consequently, members might forego redeeming points for air travel and therefore might not participate in the Aeroplan Program to the extent they previously did which could adversely affect Aeroplan's revenue from the Aeroplan Program. A reduction in member use of the Aeroplan Program could impact Aeroplan's ability to retain its current partners and members and to attract new Commercial Partners and members.

Reduction in Activity, Usage and Accumulation of Aeroplan Miles

A decrease in Gross Billings from any of Aeroplan's Accumulation Partners for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services Aeroplan provides, or a decrease in the

accumulation of Aeroplan Miles by members could have a material adverse effect on Aeroplan's Gross Billings and revenue.

Greater than Expected Redemptions for Rewards

A significant portion of Aeroplan's profitability is based on its estimate of the number of Aeroplan Miles that will never be redeemed by the member base. The percentage of Aeroplan Miles that are not expected to be redeemed is known as "Breakage" in the loyalty industry. Management's current estimate of Breakage is based on two independent studies conducted in 2006 on behalf of Aeroplan. Given the importance of the introduction of Classic Plus Flight Rewards, Aeroplan will be updating such studies after the end of 2007, when a full year's data is available, to assess the impact, if any, on Breakage. Breakage may decrease from the current estimate of 17% as the Aeroplan Program grows and a greater diversity of rewards become available. If actual redemptions are greater than Aeroplan's current estimates, its profitability could be adversely affected due to the cost of the excess redemptions. Furthermore, the actual mix of redemptions between air and non-air rewards could adversely affect Aeroplan's profitability. Total Broken Miles amounted to 62.0 billion miles as at June 30, 2007 and include 45.3 billion Aeroplan Miles, after the mileage expiration discussed in the section *Mileage Expiry Policy*. Responsibility to provide rewards for these 62.0 billion Broken Miles rests with Aeroplan should such Broken Miles ever be redeemed. While Management believes that a material portion of these estimated Broken Aeroplan Miles will not be redeemed, there can be no such assurances.

Industry Competition

Competition in the loyalty marketing industry is intense. New and existing competitors may target Aeroplan's Accumulation Partners and members, as well as draw rewards from Aeroplan's Redemption Partners. The continued attractiveness of the Aeroplan Program will depend in large part on Aeroplan's ability to remain affiliated with existing Commercial Partners or add new partners, that are desirable to consumers and to offer rewards that are both attainable and attractive to consumers. With respect to Aeroplan's database marketing services, Aeroplan's ability to continue collecting detailed transaction data on consumers is critical in providing effective marketing strategies for its Accumulation Partners. Many of Aeroplan's current competitors may have greater financial, technical, marketing and other resources than Aeroplan. Aeroplan cannot ensure that it will be able to compete successfully against its current and potential competitors, including in connection with technological advancements by such competitors.

Supply and Capacity Costs

Aeroplan's costs may increase as a result of supply arrangements with Air Canada and other suppliers. Aeroplan may not be able to satisfy its members if the seating capacity made available to Aeroplan by Air Canada, Jazz and Star Alliance member airlines or other non-air rewards from other suppliers are inadequate to meet their redemption demands at specific prices.

If, upon the renegotiation of the rates charged to Aeroplan under the CPSA which takes place every three years beginning in the second quarter of 2007 or upon the expiry of the CPSA, Aeroplan is unable to negotiate new rates or a replacement agreement with Air Canada on similarly favourable terms or if Air Canada sharply reduces its seat capacity, Aeroplan may be required to pay more for seat capacity from Air Canada than the currently negotiated rates under the CPSA or to purchase seat capacity from other airlines. Seat capacity from other airlines could be more expensive than comparable seat capacity under the CPSA, and the

routes offered by the other airlines may be inconvenient or undesirable to the redeeming members. As a result, Aeroplan would experience higher air travel redemption costs, while at the same time member satisfaction with the Aeroplan Program may be adversely affected by requiring travel on other carriers on certain routes.

Unfunded Future Redemption Costs

Aeroplan derives most of its Gross Billings from the sale of Aeroplan Miles to its Accumulation Partners. The earnings process is not complete at the time an Aeroplan Mile is sold as Aeroplan incurs most of its costs on the redemption of the Aeroplan Mile. Based on historical data, the estimated period between the issuance of an Aeroplan Mile and its redemption is currently 30 months; however, Aeroplan has no control over the timing of the redemption of Aeroplan Miles or the number of Aeroplan Miles redeemed. Aeroplan currently uses Gross Billings (deferred revenue) in the fiscal year from the issuance of Aeroplan Miles to pay for the redemption costs incurred in the year. As a result, if Aeroplan were to cease to carry on business, or if redemption costs incurred in a given year were in excess of the revenues received in the year from the issuance of Aeroplan Miles, Aeroplan would face unfunded Future Redemption Costs, which could increase Aeroplan's need for working capital and, consequently, affect distributions to unitholders. In recognition of that fact, Aeroplan has established a cash reserve equal to $400 million. Please see the section *Aeroplan Miles Redemption Reserve*. There can be no assurance that this cash reserve will be sufficient to cover all actual unfunded Future Redemption Costs that may arise in the future.

Seasonal Nature of the Business, Other Factors and Prior Performance

Aeroplan has historically experienced considerably lower Gross Billings from the sale of Aeroplan Miles in the first and second quarters of the calendar year and higher Gross Billings from the sale of Aeroplan Miles in the third and fourth quarters of the calendar year. In addition, Aeroplan has historically experienced greater redemptions and therefore costs for rewards, in the first and second quarters of the calendar year and lower redemptions and related costs for rewards in the third and fourth quarters of the calendar year. This pattern results in significantly higher operating cash flow and margins in the third and fourth quarters for each calendar year compared to the first and second quarters.

Demand for travel rewards is also affected by factors such as economic conditions, war or the threat of war, fare levels and weather conditions. Due to these and other factors, operating results for an interim period are not necessarily indicative of operating results for an entire year, and operating results for a historical period are not necessarily indicative of operating results for a future period.

Changes to the Aeroplan Program

From time to time Aeroplan may make changes to the Aeroplan Program that may not be well received by certain segments of the membership and may affect their level of engagement. In addition, these members may choose to seek such legal and other recourses as available to them, which if successful, could have a negative impact on Aeroplan's results of operations and /or reputation.

Regulatory Matters

Aeroplan's business is subject to several types of regulation, including legislation relating to privacy, consumer protection, competition, advertising and sales, and lotteries, gaming and publicity contests. As well, an increasing number of laws and regulations pertain to the Internet.

These laws and regulations relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. In addition, Air Canada, one of Aeroplan's leading Commercial Partners, and several other Aeroplan Commercial Partners operate in the highly regulated airline industry. Changes in regulations affecting Aeroplan, Air Canada, one of Aeroplan's top three Accumulation Partners or the airline industry generally, or the implementation of additional limitations or adverse regulatory decisions affecting such entities may have a material adverse effect on Aeroplan's business, results from operations and financial condition.

RISKS RELATED TO THE STRUCTURE OF THE FUND

Dependence on Aeroplan

The Fund is an unincorporated open-ended trust which is entirely dependent on the operations and assets of Aeroplan through the indirect ownership of 100% of the issued and outstanding partnership units of Aeroplan. Cash distributions to Unitholders will be dependent on, among other things, the ability of the Trust to make cash distributions in respect of the Trust Units, which, in turn, is dependent on Aeroplan making cash distributions. The ability of Aeroplan or the Trust to make cash distributions or other payments or advances will be subject to applicable laws and regulations and contractual restrictions contained in the instruments governing any indebtedness of those entities.

Cash Distributions Are Not Guaranteed and Will Fluctuate with the Business Performance

Although the Fund intends to distribute cash distributions received in respect of the Trust Units, less expenses and amounts, if any, paid by the Fund in connection with the redemption of Units, there can be no assurance regarding the amounts of income to be generated by Aeroplan's business or ultimately distributed to the Fund. The actual amount distributed in respect of the Units is not guaranteed and will depend upon numerous factors, including Aeroplan's profitability and its ability to sustain Adjusted EBITDA margins and the fluctuations in Aeroplan's working capital and capital expenditures, all of which are susceptible to a number of risks.

Control of Aeroplan

As at June 30, 2007, ACE, directly and indirectly, owned 62,285,585 Units representing, indirectly, 31.1% of the interests in Aeroplan.

Under the Securityholders' Agreement, as amended on March 14, 2007, ACE has the ability to nominate a majority of the members of the Board of Directors. The Fund currently holds 100% of the issued and outstanding partnership units of Aeroplan and has minority representation on

the Board of Directors.

The interests of ACE may conflict with those of Unitholders.

Future Sales or Distributions of Units by ACE Aviation

ACE holds 31.1% of the outstanding Units which can be sold or distributed by ACE Aviation subject to certain legal requirements. ACE Aviation has also been granted certain registration rights by the Fund under the Investor Liquidity Agreement. If ACE Aviation sells or distributes substantial amounts of Units in the public market, the market price of the Units could fall. The perception among the public that these sales or distributions will occur could also produce such effect.

Restrictions on Certain Unitholders and Liquidity of Units

The Fund Declaration of Trust imposes various restrictions on Unitholders. Non-resident Unitholders are prohibited from beneficially owning more than 49.9% of the Units. These restrictions may limit (or inhibit the exercise of) the rights of certain Unitholders, including non-residents of Canada and U.S. persons, to acquire Units, to exercise their rights as unitholders and to initiate and complete take-over bids in respect of the Units. As a result, these restrictions may limit the demand for units from certain Unitholders and thereby adversely affect the liquidity and market value of the Units held by the public. Management regularly monitors the level of Non-Resident ownership of the Fund through declarations obtained from market intermediaries. Given the limitations in the securities registration system and the lack of any process for real-time residency information to flow to the trustee and transfer agent, Aeroplan is of the view that the periodic declarations received from various market intermediaries are currently the most appropriate method of determining the residency status of its Unitholders. If the level of Non-Resident ownership of the Fund approaches the 49.9% threshold, Aeroplan will consider implementing measures necessary to maintain the Fund's status as a mutual fund trust including the following: requiring residence declarations from Unitholders, refusing to accept a subscription for Units from or issue or register a transfer of units to a non-resident, imposing other limits on Unit ownership by non-residents, and requiring non-resident Unitholders to dispose of all or a portion of their unit holdings.

Income tax matters

On October 31, 2006, the Minister of Finance (Canada) announced a "Tax Fairness Plan" which, in part, proposed changes to the manner in which certain flow-through entities and the distributions from such entities are taxed. Bill C-52, Budget Implementation Act, 2007, which received Royal Assent on June 22, 2007, contained the SIFT Rules, which are designed to implement these proposals. Under the SIFT Rules, the Fund, as a publicly traded income trust, is considered a specified investment flow-through ("SIFT") and will be subject to trust level taxation as of January 1, 2011. In addition, the taxable distributions received by investors in the Fund will be treated as taxable dividends.

The SIFT Rules could become effective on a date earlier than January 1, 2011 if the Fund is deemed to have undergone "undue expansion" during the period from November 1, 2006 to December 31, 2010, as described in the Normal Growth Guidelines issued by the Department of Finance on December 15, 2006. There can be no assurance that the Fund will be able to retain the benefit of the deferred application of the new tax regime until 2011. Loss of the benefit of

the deferred application of the new tax regime until 2011 could have a material and adverse affect on the value of the Fund units.

The Normal Growth Guidelines indicate that the Fund will not lose the benefit of the deferred application of the new tax regime to 2011 if the equity capital of the Fund does not grow as a result of issuances of new equity (which includes trust units, debt that is convertible into trust units, and potentially other substitutes for such equity) before 2011 by an amount that exceeds the greater of $50 million and an objective "safe harbour" amount based on a percentage of the Fund's market capitalization as of the end of trading on October 31, 2006 (measured in terms of the value of the Fund's issued and outstanding publicly traded units, not including debt, options or interests that were convertible into Fund units, the "October 31, 2006 Market Capitalization"). The Normal Growth Guidelines provide for a "safe harbour" amount as follows:

Time Period	Safe Harbour Amount
November 1, 2006 to December 31, 2007	40% of October 31, 2006 Market Capitalization
2008	20% of October 31, 2006 Market Capitalization
2009	20% of October 31, 2006 Market Capitalization
2010	20% of October 31, 2006 Market Capitalization

These amounts of "safe harbour" are cumulative during the transition period. The Fund's October 31, 2006 Market Capitalization was approximately $792 million. The Normal Growth Guidelines also specify that new equity that replaces debt that was outstanding as of October 31, 2006, or units issued in satisfaction of the exercise of a right in place on October 31, 2006 to exchange interests in a partnership into units of a SIFT trust (such as the conversion by ACE of its Aeroplan units for Fund units) should not be considered growth for this purpose.

On June 26, 2007, the ministère des Finances (Québec) (the "Ministère") published Information Bulletin 2007-5 which confirms the Ministère's previously announced intention to harmonize Québec's tax legislation with the SIFT Rules but that a separate Québec tax regime relating to SIFT entities will be implemented. More specifically, the Ministère has announced that a SIFT with an establishment in Québec at any time in a taxation year would be subject to a Québec tax at a rate generally equal to the Québec tax rate relating to corporations. Also, a business allocation formula based on the gross income of a SIFT and the wages and salaries it pays, similar to the one used for the purposes of determining the tax payable by a corporation that has activities in Québec and outside Québec, will apply to determine the tax payable to Québec by a SIFT that has, in a taxation year, an establishment both in Québec and outside Québec. The Minister of Finance (Canada) has not yet indicated how the SIFT Rules will be amended to take into account the proposed Québec tax regime.

No assurance can be given that Canadian federal and/or provincial income tax law respecting income trusts and other flow-through entities will not be further changed in a manner which adversely affects the Fund and its unitholders.



Nature of Distributions

The after-tax return for any units owned by unitholders which are subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the Fund (portions of which may be fully or partially taxable or may be tax deferred). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to Unitholders. The SIFT Rules will apply a tax on certain income earned by a SIFT trust or partnership, and treat the taxable distributions of such income received by investors in such entities as taxable dividends. The SIFT Rules do not change the tax treatment of distributions that are in excess of the taxable income of a SIFT trust. The SIFT Rules generally do not apply to income trusts, the units of which were publicly traded as of October 31, 2006, such as the Fund, until January 1, 2011, subject to compliance with the Normal Growth Guidelines released by the Department of Finance on December 15, 2006, as may be amended from time to time.

ADDITIONAL INFORMATION

Additional information relating to the Fund and to Aeroplan, including the Fund's Annual Information Form, is available on SEDAR at www.sedar.com or on Aeroplan's website at www.aeroplan.com under About Aeroplan - Investor Relations.

Form 52-109F2 - Certification of Interim Filings

I, Pierre Duhamel, Executive Vice President and Chief Financial Officer of AEROPLAN HOLDING GP INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AEROPLAN INCOME FUND (the "**issuer**") for the interim period ended June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 8, 2007

(signed) David L. Adams

David L. Adams
Executive Vice President and Chief Financial Officer

Form 52-109F2 - Certification of Interim Filings

I, Rupert Duchesne, President and Chief Executive Officer of AEROPLAN HOLDING GP INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AEROPLAN INCOME FUND (the "**issuer**") for the interim period ended June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 8, 2007

(signed) Rupert Duchesne

Rupert Duchesne
President and Chief Executive Officer

News Release





AEROPLAN REPORTS 2007 SECOND QUARTER RESULTS

Montreal, QC, August 9, 2007 – Aeroplan Income Fund (TSX: AER.UN) today reported the second quarter results of Aeroplan Limited Partnership ("Aeroplan"), in which the Fund has a 100% ownership interest.

Second Quarter 2007 Aeroplan Limited Partnership Financial Highlights

- Gross billings $238.9 million, up 12.5% from the second quarter of 2006
- Operating income $47.2 million, an increase of 51.2% over the second quarter of 2006
- Adjusted EBITDA $65.2 million, compared to $51.5 million for the second quarter of 2006
- Distributable cash $64.9 million, compared to $47.1 million for the second quarter of 2006

"In the second quarter of 2007, Aeroplan reinforced its commitment to best serving the needs of our members and partners with key executive appointments in finance, marketing and member products and services, as well as those made to our Board just after the second quarter ended. These appointments are of strategic importance as Aeroplan moves forward with its independent growth plans," said Rupert Duchesne, President and CEO, Aeroplan. "Also in this quarter, we celebrated the first anniversary of Beyond Miles. We are grateful to those who donated, in this quarter alone, more than 41 million miles to the program. It is very gratifying for all involved to anticipate all of the good work that our Beyond Miles partners will be able to accomplish using those miles."

Aeroplan Limited Partnership Financial Performance

Gross billings from the sale of Aeroplan Miles for the three months ended June 30, 2007 amounted to $238.9 million compared to $212.4 million for the three months ended June 30, 2006, representing an increase of $26.5 million or 12.5%. This increase reflects growth in consumer spending and credit and charge card usage, which translates into increased volume from the credit and charge card accumulation partners; as well as the positive momentum experienced by the travel industry in general.

Total revenue for the quarter ended June 30, 2007 was $220.3 million, up 20.7% from $182.5 million for the same quarter of 2006. This increase was mainly driven by increased redemption activity during the quarter and higher breakage revenue.

Cost of rewards amounted to $128.5 million for the second quarter of 2007, compared to $112.5 million for the corresponding quarter of 2006, an increase of 14.3%, primarily attributable to a higher volume of miles redeemed.

.../2

As provided for in the existing commercial agreement between the parties, Aeroplan and Air Canada have reached agreement relating to fixed capacity redemption rates, to be paid by Aeroplan, for the period beginning January 1, 2008 through to December 31, 2010. The outcome falls within the pre-established contractual parameters and is in line with Aeroplan's business expectations.

Operating income amounted to $47.2 million for the quarter ended June 30, 2007, compared to $31.2 million for the corresponding quarter of 2006, a 51.2% increase mainly attributable to higher gross margin, partially offset by increased operating expenses.

At the end of the second quarter, Aeroplan had $669.8 million of cash, cash equivalents and short-term investments, including the Aeroplan redemption reserve of $400 million.

Adjusted EBITDA and distributable cash amounted to $65.2 million and $64.9 million, respectively, compared to $51.5 million and $47.1 million for the second quarter of 2006.

By comparison, standardized distributable cash, a new non-GAAP measure recommended by the CICA in July 2007, amounted to $68.2 million for the quarter, and to $63.4 million for the same quarter of 2006.

Aeroplan Income Fund's non-cash charge for future income taxes

During the quarter, as a result of the enactment of Bill C-52, the Fund recorded a non-cash charge to earnings and future income tax liability in the amount of $167 million representing the change in tax rate from 0% to 31.5% on temporary differences that are expected to reverse after 2010.

Recent Corporate Developments

ACE Distribution of Units

On May 24, 2007, ACE Aviation Holdings Inc. (ACE) distributed of 18 million units of Aeroplan Income Fund to its shareholders of record. As a result of the distribution, ACE now holds 62,285,585 units of Aeroplan Income Fund, representing 31.1% of the 200 million units issued, with the public holding the balance.

Organizational changes

On June 29, 2007, Aeroplan announced a set of organizational changes, including the hiring of David L. Adams as Executive Vice President and Chief Financial Officer, effective July 16, 2007; as well as the appointments of Sylvie Bourget as Vice President, Marketing, Craig Landry as Vice President, Member Products & Services and Liz Graham as Aeroplan's Chief Operations Officer.

After the quarter ended, on July 17, 2007, the appointments of John M. Forzani, Douglas D. Port and Alan P. Rossy as Directors of the Board of Aeroplan Holding GP Inc. were announced. In conjunction with these appointments, it was also announced that W. Brett Ingersoll and Robert Warden, both of Cerberus Capital Management L.P., have resigned as Directors. These changes bring the total number of Directors of the Board of Aeroplan Holding GP Inc. to ten members.

.../3

Beyond Miles First Anniversary / Mileage Multiplying Day

In May 2007, Aeroplan celebrated the first anniversary of Beyond Miles, Aeroplan's online member donation program. As part of the celebration, more than 28 million miles were raised on Mileage Multiplying Day, May 17, 2007.

Aeroplan members donated more than five million Aeroplan Miles. This generosity was increased by five Aeroplan commercial partners – Aeromove, Air Canada, Avis Car Rental, Fairmont Hotels & Resorts and National Car Rental; and by Aeroplan matching donations on a two-for-one basis. Miles raised also include the renewal of Aeroplan's 7 million Aeroplan Mile annual donation and the renewal of Beyond Miles' founding sponsors' - American Express and CIBC - commitment of 2.1 million Aeroplan Miles each.

Donated miles support the hard work of the seven Beyond Miles partners, for which travel is fundamental to these organizations' operations and one of the most significant costs of their work.

Non-GAAP Measures

In order to provide a better understanding of the results, Aeroplan uses the following terms:

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")

EBITDA adjusted for certain factors particular to Aeroplan's business, such as changes in deferred revenue and future redemption costs ("Adjusted EBITDA") is used by management to evaluate performance, and is used in measuring compliance with debt covenants and in making decisions relating to distributions to unitholders. Management believes Adjusted EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods and non-operating factors such as historical cost.

Adjusted EBITDA is a non-GAAP measurement and may not be comparable with similar measures reported by other entities, and is not considered an alternative to operating income or net income in measuring performance. For a reconciliation with GAAP, please refer to the Summary of Operating results and reconciliation of Adjusted EBITDA and Distributable Cash. Adjusted EBITDA should not be used as an exclusive measure of cash flow because it does not account for the impact of working capital growth, capital expenditures, debt repayment and other sources and uses of cash, which are disclosed in the statements of cash flows.

Refer to the attached schedule for a summary of operating results and reconciliation of Adjusted EBITDA and Distributable Cash.

.../4

Standardized Distributable Cash

Standardized Distributable cash is a non-GAAP measure recommended by the CICA in order to provide a consistent and comparable measurement of distributable cash across entities.

Standardized distributable cash is defined as cash flows from operating activities, as reported in accordance with GAAP, less adjustments for:

(a) total capital expenditures as reported in accordance with GAAP; and
(b) restrictions on distributions arising from compliance with financial covenants restrictive at the date of the calculation of standardized distributable cash.

For a reconciliation to cash from operating activities to Standardized distributable cash and Distributable cash, refer to the attached schedule.

Distributable Cash

Distributable cash is a non-GAAP measure generally used by Canadian open-ended trusts as an indicator of financial performance, and it should not be seen as a measurement of liquidity or a substitute for comparable metrics prepared in accordance with GAAP. Distributable cash may differ from similar calculations as reported by other entities and, accordingly, may not be comparable to distributable cash as reported by such entities.

Aeroplan intends to make equal monthly distributions to its partners of record on the last business day of each month. The board of directors will periodically review cash distributions in order to take into account Aeroplan's current and prospective performance.

Refer to the attached schedule for a reconciliation of Distributable cash and Standardized distributable cash to cash flows from operations.

The unaudited interim financial statements and the Investor Presentation will be accessible on Aeroplan's investor relations website at aeroplan.com.

Quarterly Investor Conference Call / Audio Webcast

Aeroplan will hold an analyst call at 10 a.m. (Eastern Time) on Thursday, August 9, 2007 to discuss its second quarter results. The call may be accessed by dialling 416-695-7806, pass code 9647314#, within the Toronto area, or 1-888-789-9572 (toll free) outside of Toronto, pass code 9647314#. The call will be simultaneously audio webcast at http://events.startcast.com/events/20/B0050.

.../5

The conference call webcast and the Investor Presentation will be archived on Aeroplan's investor relations website at aeroplan.com. A playback of the call can also be accessed until midnight ET, September 9, 2007 by dialling 416-695-5275, pass code 647314# from within the Toronto area, or 1-888-509-0081, pass code 647314# outside of Toronto.

About Aeroplan Income Fund

Aeroplan Income Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario, that indirectly holds all of the outstanding limited partnership units of Aeroplan.

About Aeroplan

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 60 world-class partners, representing more than 100 brands in the financial, retail, and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards, and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise, and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles at least once in any consecutive twelve-month period.

For more information about Aeroplan, please visit www.aeroplan.com.

Caution Concerning Forward-Looking Statements

This news release should be read in conjunction with Aeroplan Income Fund's 2007 second quarter MD&A dated August 8, 2007 filed with Canadian securities regulatory authorities (available at www.sedar.com). Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

.../6

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business and its corporate structure. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, dependency on Aeroplan's top three accumulation partners, Air Canada or travel industry disruptions, reduction in activity, usage and accumulation of Aeroplan Miles, greater than expected redemptions for rewards, industry competition, supply and capacity costs, unfunded future redemption costs, seasonal nature of the business, regulatory matters, restrictions on certain unitholders and liquidity of units, as well as the other factors identified in the "Risks and Uncertainties Affecting the Business" section of the 2006 MD&A (available at www.sedar.com). The forward-looking statements contained in this discussion represent Aeroplan's expectations as of August 8, 2007, and are subject to change after such date. However, Aeroplan disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

\- 30 -

For more information:

Media	Gillian Hewitt	416-352-3706	gillian.hewitt@aeroplan.com
Analysts	Trish Moran	416-352-3728	trish.moran@aeroplan.com

SUMMARY OF OPERATING RESULTS AND RECONCILIATION OF ADJUSTED EBITDA AND DISTRIBUTABLE CASH

unaudited

(in thousands, except miles, unit and per unit information)	Three months ended June 30,		Six months ended June 30,		% change	
	2007	2006	2007	2006	Q2	YTD
Number of Aeroplan Miles issued (in billions)	*19.6*	*17.4*	*38.0*	*33.9*	*12.6*	*12.1*
Number of Total Miles redeemed (in billions)	*16.4*	*13.7*	*35.0*	*29.3*	*19.7*	*19.5*
Number of Aeroplan Miles redeemed (in billions)	*14.4*	*11.6*	*30.7*	*24.6*	*24.1*	*24.8*
Gross Billings from the sale of Aeroplan Miles	**$238,931**	**$212,376**	**$466,908**	**$413,878**	**12.5**	**12.8**
Aeroplan Miles revenue	207,086	167,964	435,647	351,036	23.3	24.1
Tier management, contact centre management and marketing fees from Air Canada	1,479	1,800	5,180	4,952	(17.8)	4.6
Other revenue	11,719	12,770	24,771	26,604	(8.2)	(6.9)
Total revenue	220,284	182,534	465,598	382,592	20.7	21.7
Cost of rewards	(128,541)	(112,470)	(283,675)	(237,353)	14.3	19.5
Gross margin	91,743	70,064	181,923	145,239	30.9	25.3
Operating expenses, excluding depreciation and amortization	(41,707)	(34,948)	(81,110)	(67,491)	19.3	20.2
Depreciation and amortization	(2,811)	(3,884)	(5,515)	(7,626)	(27.6)	(27.7)
Operating income	**$47,225**	**$31,232**	**$95,298**	**$70,122**	**51.2**	**35.9**
Depreciation and amortization	2,811	3,884	5,515	7,626		
Change in deferred revenue						
Gross billings from the sale of Aeroplan Miles	238,931	212,376	466,908	413,878		
Aeroplan Miles revenue	(207,086)	(167,964)	(435,647)	(351,036)		
Change in Future Redemption Costs [1]	(16,710)	(28,058)	(7,788)	(34,823)	(40.4)	(77.6)
(Change in Net Aeroplan Miles outstanding x Average Cost of Rewards per Mile for the period)						
Adjusted EBITDA	**$65,171**	**$51,470**	**$124,286**	**$105,767**	**26.6**	**17.5**
Net Interest Income (Expenses)	2,225	992	4,268	1,556	124.3	174.3
Amortization of deferred financing charges included with interest on long-term debt	469	-	939	-		
Maintenance Capital Expenditures[2]	(2,979)	(5,389)	(5,352)	(11,864)	(44.7)	(54.9)
Distributable Cash	**$64,886**	**$47,073**	**$124,141**	**$95,459**	**37.8**	**30.0**
Standardized Distributable Cash	**$68,163**	**$63,441**	**$139,019**	**$103,316**	**7.4**	**34.6**
Weighted average number of units	**199,500,582**	**200,000,001**	**199,519,965**	**200,000,001**		
Distributable Cash per unit	**$0.3252**	**$0.2354**	**$0.6222**	**$0.4773**	**38.2**	**30.4**
Standardized Distributable Cash per unit	**$0.3417**	**$0.3172**	**$0.6968**	**$0.5166**	**7.7**	**34.9**
Net earnings, in accordance with GAAP	**$49,450**	**$31,755**	**$99,566**	**$70,740**	**55.7**	**40.7**
Earnings per unit, in accordance with GAAP	**$0.2479**	**$0.1588**	**$0.4990**	**$0.3537**	**56.1**	**41.1**
Distributions declared	**$42,000**	**$34,980**	**$84,000**	**$69,960**	**20.1**	**20.1**
Distributions declared per unit	**$0.2105**	**$0.1749**	**$0.4210**	**$0.3498**	**20.4**	**20.4**

(1) The per unit cost derived from this calculation is retroactively applied to all prior periods with the effect of revaluing the liability on the basis of the latest available average unit cost;

(2) Maintenance capital expenditures in the comparative three month period ended June 30, 2006 have been restated to reflect the actual amount of maintenance capital expenditures incurred in that period. The amount previously reported for that period was based upon a pro-ration of the estimated yearly spend.

RECONCILIATION OF CASH FLOWS FROM OPERATIONS TO STANDARDIZED DISTRIBUTABLE CASH AND DISTRIBUTABLE CASH

unaudited

(in thousands)	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
Cash flows from operations	**$71,142**	**$68,830**	**$144,371**	**$115,180**
Maintenance Capital Expenditures[1]	(2,979)	(5,389)	(5,352)	(11,864)
Standardized Distributable Cash	**68,163**	**63,441**	**139,019**	**103,316**
Changes in non-cash working capital items[2]	14,146	12,563	(7,089)	28,323
Stock Based compensation[2]	(713)	(873)	(1,530)	(1,357)
Funding of stock-based compensation plans[2]	-	-	1,529	-
Change in future redemption costs[3]	(16,710)	(28,058)	(7,788)	(34,823)
Distributable Cash	**$64,886**	**$47,073**	**$124,141**	**$95,459**
Distributions declared	**$42,000**	**$34,980**	**$84,000**	**$69,960**
Payout ratio – *Distributions declared / Standardized Distributable Cash*	**62%**	**55%**	**60%**	**68%**
Payout ratio – *Distributions declared / Distributable Cash*	**65%**	**74%**	**68%**	**73%**
Standardized Cumulative Distributable Cash since IPO (June 29, 2005)	**$615,741**			
Cumulative distributions declared since IPO	**$301,200**			
Cumulative payout ratio since inception	**49%**			

(1) Maintenance capital expenditures in the comparative three month period ended June 30, 2006 have been restated to reflect the actual amount of maintenance capital expenditures incurred in that period. The amount previously reported for that period was based upon a pro-ration of the estimated yearly spend;

(2) The impact of the respective items is not considered in the calculation of Standardized Distributable Cash as they are not part of the Distributable Cash definition in accordance with the Limited Partnership Agreement. This eliminates the potential impact of timing distortions relating to the respective items;

(3) Changes in future redemption costs is included to reflect the expected change in the future redemption liability on the basis of the most recently experienced redemption costs.

Form 52-109F2 - Certification of Interim Filings

I, David L. Adams, Executive Vice President and Chief Financial Officer of AEROPLAN HOLDING GP INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AEROPLAN INCOME FUND (the "**issuer**") for the interim period ended June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 8, 2007

(signed) David L. Adams

David L. Adams
Executive Vice President and Chief Financial Officer

August 9, 2007

Alberta Securities Commission
British Columbia Securities Commission
New Brunswick Securities Commission
Autorité des marchés financiers (Québec)
Ontario Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission
Securities Commission of Newfoundland and Labrador
The Manitoba Securities Commission
Office of the Registrar Securities, Yukon
Northwest Territories Securities Registrar
Nunavut Legal Registrar

Re: Aeroplan Income Fund
SEDAR project no. 1138402

Please note that a revised Form 52-109F2 - Certification of Interim Filings executed by the Executive Vice President and Chief Financial Officer of Aeroplan Holding GP Inc. is being re-filed in respect of the three-month period ended June 30, 2007 (in replacement of the same Form filed earlier today) as the introductory paragraph of the same Form filed earlier today did not make reference to the Chief Financial Officer currently in office and who executed such Form.

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Aeroplan Income Fund Announces August 2007 Distribution

MONTREAL, Aug. 17 /CNW Telbec/ - Aeroplan Income Fund (TSX: AER.UN) announced today that a cash distribution in the amount of $0.07 per Fund unit, covering the period from August 1 to August 31, 2007, will be paid on September 14, 2007 to unitholders of record at the close of business on August 31, 2007.

About Aeroplan

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 60 world-class partners, representing more than 100 brands in the financial, retail, and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards, and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise, and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles at least once in any consecutive twelve-month period.

For more information about Aeroplan, please visit www.aeroplan.com.
%SEDAR: 00022208EF

/For further information: Gillian Hewitt, (416) 352-3706, gillian.hewitt(at)aeroplan.com/
(AER.UN.)

CO: AEROPLAN INCOME FUND; AEROPLAN

CNW 12:21e 16-AUG-07

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Aeroplan Income Fund Announces September 2007 Distribution

MONTREAL, Sept. 18 /CNW Telbec/ - Aeroplan Inccme Fund (TSX: AER.UN) announced today that a cash distribution in the amount of $0.07 per Fund unit, covering the period from September 1 to September 30, 2007, will be paid on October 15, 2007 to unitholders of record at the close of business on September 28, 2007.

About Aeroplan

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the lcyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 70 world-class partners, representing more than 150 brands in the financial, retail, and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards, and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise, and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles at least once in any consecutive twelve-month period.

For more information about Aeroplan, please visit www.aeroplan.com.
%SEDAR: 00022208EF

/For further information: Gillian Hewitt, (416) 352-3706, gillian.hewitt(at)aeroplan.com/
(AER.UN.)

CO: AEROPLAN INCOME FUND; AEROPLAN

CNW 07:00e 18-SEP-07

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
ACE Aviation Holdings Inc. Announces Secondary Offering of Units of Aeroplan Income Fund

/NOT FOR RELEASE OVER U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE U.S./

MONTREAL, Oct. 1 /CNW Telbec/ - ACE Aviation Holdings Inc. announced today that it has entered into an agreement with a group of underwriters to sell an aggregate of 22.0 million trust units (the "Units") of Aeroplan Income Fund at a price of $21.90 per Unit, for gross proceeds of $481.8 million. Aeroplan Income Fund will not receive any of the proceeds from the offering. A preliminary short form prospectus will be filed in each of the provinces and territories of Canada by October 5, 2007. The offering is expected to close on or about October 22, 2007 and is subject to certain conditions including the receipt of all required regulatory approvals. The underwriting syndicate is being led by RBC Capital Markets and CIBC World Markets Inc.

Immediately following the offering, ACE Aviation Holdings Inc. will retain 40,285,585 units of Aeroplan Income Fund, representing 20.1% of the 200,000,000 units issued and outstanding.

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirement of such Act.

This press release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions. Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events, general uncertainties of the business and matters that are not within the control of ACE Aviation or Aeroplan. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. The forward-looking statements contained herein represent ACE Aviation's and Aeroplan's expectations as of the date they are made and are subject to change after such date. However, ACE Aviation and Aeroplan disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

About ACE Aviation Holdings Inc.

ACE Aviation Holdings Inc. is a holding company of various aviation interests including Air Canada, Aeroplan Income Fund, Jazz Air Income Fund and ACTS LP.

About Aeroplan

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 70 world-class partners, representing more than 150 brands in the financial, retail, and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards, and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise, and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles at least once in any consecutive twelve-month period.

%SEDAR: 00020954EF

/For further information: ACE Aviation: Isabelle Arthur (Montréal), (514) 422-5788; Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver), (604) 270-5741; aceaviation.com; Aeroplan: Gillian Hewitt, (416) 352-3706; aeroplan.com/

(ACE.A. ACE.B.)

CO: ACE AVIATION HOLDINGS INC.; AEROPLAN INCOME FUND

CNW 17:02e 01-OCT-07

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
ACE Aviation announces a secondary offering of units of Aeroplan Income Fund

MONTREAL, Oct. 1 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE) announced today that it has entered into an agreement with a group of underwriters to sell an aggregate of 22.0 million trust units (the "Units") of Aeroplan Income Fund (Fund) (TSX: AER.UN) at a price of $21.90 per Unit, for gross proceeds of $481.8 million. The Fund will not receive any of the proceeds from this secondary offering by ACE. ACE announced that the offering is expected to close on or about October 22, 2007. Subject to the completion of the offering, ACE will retain 40,285,585 units of the Fund, representing 20.1% of the 200,000,000 units issued and outstanding.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions. Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events, general uncertainties of the business and matters that are not within the control of Aeroplan. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. The forward-looking statements contained herein represent Aeroplan's expectations as of the date they are made and are subject to change after such date. However, Aeroplan disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

About Aeroplan

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 70 world-class partners, representing more than 150 brands in the financial, retail, and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards, and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise, and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles at least once in any consecutive twelve-month period.

For more information about Aeroplan, please visit www.aeroplan.com.
%SEDAR: 00022208EF

/For further information: Media: Gillian Hewitt, (416) 352-3706, gillian.hewitt(at)aeroplan.com; Analysts: Trish Moran, (416) 564-4290, trish.moran(at)aeroplan.com/
(AER.UN.)

CO: AEROPLAN; AEROPLAN INCOME FUND

CNW 20:28e 01-OCT-07

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. These securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any U.S. state securities laws and may not be offered, sold or delivered within the United States except in compliance with an exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. Accordingly, the securities will only be offered and sold within the United States pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Aeroplan Income Fund, at 5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2, telephone: 514 205-7315, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Secretary of Aeroplan Income Fund at the above mentioned address and telephone number and is also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM PROSPECTUS

Secondary Offering

October 5, 2007


MC TM

AEROPLAN INCOME FUND

$481,800,000
22,000,000 Units

This short form prospectus qualifies the distribution by ACE Aviation Holdings Inc. ("ACE" or the "Selling Unitholder") of 22,000,000 units (the "Offered Units") of Aeroplan Income Fund (the "Fund") at a price of $21.90 per Offered Unit (the "Offering"). The Fund and Aeroplan (as is hereinafter defined) will not receive any proceeds pursuant to this Offering. See "Plan of Distribution". The Fund is an unincorporated open-ended trust established under the laws of the Province of Ontario and indirectly holds 100% of the outstanding limited partnership units of Aeroplan Limited Partnership ("Aeroplan"). ACE currently holds 31.1% of the issued and outstanding units of the Fund (the "Units"). After giving effect to the Offering, ACE will hold 20.1% of the issued and outstanding Units. See "Selling Unitholder" and "Plan of Distribution". The head office of the Fund is located at 5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada H4A 3T2.

The outstanding Units are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "AER.UN". On October 1, 2007, the last trading day before the announcement of the Offering, the closing price of the Units on the TSX was $22.30 per Unit.

RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., TD Securities Inc., Merrill Lynch Canada Inc., National Bank Financial Inc., Canaccord Capital Corporation, Raymond James Ltd., Blackmont Capital Inc., Desjardins Securities Inc., Dundee Securities Corporation and Research Capital Corporation (collectively, the "Underwriters") have agreed to purchase the Offered Units from ACE subject to the terms and conditions set forth in an underwriting agreement dated October 5, 2007 among ACE, the Fund, Aeroplan Trust (the "Trust"), Aeroplan, Aeroplan Holding GP Inc. ("Aeroplan GP") and the Underwriters (the "Underwriting Agreement") referred to under "Plan of Distribution". The price at which the Units are being offered hereunder was determined by negotiation between ACE and the Underwriters with reference to the market price of the Units. Subject to applicable laws and in connection with this Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Offered Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Price: $21.90 per Offered Unit

	Price to the Public[1]	Underwriters' Fee[2]	Net proceeds to ACE[1][2]
Per Offered Unit	$21.90	$0.876	$21.024
Total	$481,800,000	$19,272,000	$462,528,000

(1) Before deducting the expenses of the Offering of approximately $500,000 (excluding the Underwriters' fee), which will be paid by Aeroplan.

(2) The Underwriters' fees will be paid by ACE.

The Underwriters, as principals, conditionally offer the Offered Units, subject to prior sale, if, as and when sold and delivered by ACE to, and accepted by, the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters on behalf of ACE and the Fund by Stikeman Elliott LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. The Offering will be conducted under the book-based system. Upon a purchase of any Offered Units, the owner will receive only the customary confirmation from the registered dealer from or through whom the Offered Units are purchased and who is a participant in the depository service of Clearing and Depository Services ("CDS"). CDS will record the CDS participants ("CDS Participants") who hold the Offered Units on behalf of owners who have purchased or transferred the Offered Units in accordance with the book-based system. Closing of the Offering is expected to occur on or about October 22, 2007 ("Closing"), or such later date as ACE, the Fund and the Underwriters may agree, but in any event no later than November 16, 2007.

RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., TD Securities Inc., Merrill Lynch Canada Inc. and Desjardins Securities Inc. are subsidiaries or affiliates of lenders that have made credit facilities available to Aeroplan, and to Air Canada and Jazz Air Limited Partnership ("Jazz LP"), respectively a subsidiary and an affiliate of ACE. Accordingly, under applicable securities laws, the Fund may be considered a "connected issuer" of such Underwriters. See "Plan of Distribution".

All monetary amounts used herein are in Canadian dollars, unless otherwise indicated.

A return on a unitholder's (a "Unitholder") investment in Units is not comparable to the return on an investment in a fixed-income security. The recovery of a Unitholder's initial investment is at risk, and the anticipated return on a Unitholder's investment is based on many performance assumptions. Although the Fund intends to make distributions of its available cash to its Unitholders, these cash distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors including Aeroplan's operating cash flows, profitability, fluctuations in its working capital, its obligations under applicable credit facilities, sustainability of its margins and capital expenditures. In addition, the market value of the Units may decline if the Fund is unable to meet its cash distribution targets in the future, and that decline may be significant. See "Risk Factors".

It is important for Unitholders to consider the particular risk factors that may affect the loyalty marketing industry in which Aeroplan operates, and therefore the stability of the distributions that they receive. See "Risk Factors".

The after-tax return from an investment in Units to Unitholders of the Fund will depend, in part, on the composition for tax purposes of distributions paid by the Fund (portions of which may be fully or partially taxable or may be deferred). That composition may change over time, thus affecting a Unitholder's after-tax return. Income distributions are generally taxed as ordinary income in the hands of a Canadian-resident Unitholder. Amounts in excess of the income of the Fund that are paid to a Canadian-resident Unitholder are generally tax-deferred (and reduce the Unitholder's cost base in the Units for tax purposes). See "Certain Canadian Federal Income Tax Considerations".

On June 22, 2007, Bill C-52 an Act to implement certain provisions of the budget tabled in Parliament on March 19, 2007 received royal assent. Bill C-52 included legislative provisions previously released on December 21, 2006, providing for a tax on certain income earned by a "specified investment flow-through" ("SIFT") trust or partnership, as well as generally taxing the taxable distributions received by investors from such entities as taxable dividends (the "SIFT Rules"). The SIFT Rules do not apply to an income trust, the units of which were publicly listed as of October 31, 2006, until 2011, subject to compliance with the Normal Growth Guidelines, as discussed further herein. See "Certain Canadian Federal Income Tax Considerations — SIFT Rules" and "Risk Factors — Income Tax Matters".

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Fund, at 5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2, telephone: 514-205-7315 and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Secretary of the Fund at the above noted address and telephone number and is also available electronically at www.sedar.com.

The following documents of the Fund and Aeroplan, filed by the Fund with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) Annual Information Form of the Fund dated March 20, 2007 (the "Annual Information Form");

(b) Audited Consolidated Financial Statements of the Fund and Aeroplan for the year and period ended December 31, 2006 and 2005, together with the notes thereto and the auditors' report thereon;

(c) Management's Discussion and Analysis of the financial condition and results of operations of the Fund and Aeroplan for the years ended December 31, 2006 and 2005;

(d) Unaudited Interim Consolidated Financial Statements of the Fund and Aeroplan for the three and six months ended June 30, 2007 and 2006;

(e) Management's Discussion and Analysis of the financial condition and results of operations of the Fund and Aeroplan for the three and six months ended June 30, 2007 and 2006; and

(f) Management Information Circular of the Fund dated February 15, 2007 in connection with the annual meeting of Unitholders of the Fund held on March 27, 2007.

Any documents of the type referred to above as well as any business acquisition reports and any material change reports (excluding confidential material change reports) subsequently filed by the Fund or, if applicable, Aeroplan with securities regulatory authorities in Canada, after the date of this short form prospectus and prior to the completion or withdrawal of the Offering hereunder, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded.

ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott LLP, counsel to the Fund and ACE, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, provided that, on the date of issue, the Fund is a mutual fund trust under the *Income Tax Act* (Canada) (the "Tax Act"), the Offered Units will be, on that date, qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (the "Plans").

NON-GAAP MEASURES

The terms "Adjusted EBITDA" and "Distributable Cash" (collectively, the "Non-GAAP Measures") are financial measures used in this short form prospectus or the documents incorporated by reference in this short form prospectus that are not standard measures under Canadian generally accepted accounting principles ("GAAP"). "Adjusted EBITDA" and "Distributable Cash", as used in this short form prospectus or in the documents incorporated by reference in this short form prospectus, may not be comparable to similar measures presented by other issuers.

Earnings before interest, taxes, depreciation and amortization adjusted for certain factors particular to Aeroplan's business, such as changes in deferred revenue and future redemption costs ("Adjusted EBITDA"), is used by the management of Aeroplan (the "Management") to evaluate performance, to measure compliance with debt covenants and to make decisions relating to distributions to Unitholders. Management believes that Adjusted EBITDA assists investors in comparing the performance of Aeroplan on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods and non-operating factors such as historical cost.

Adjusted EBITDA should not be used as an alternative to operating income or net income determined in accordance with GAAP as an indicator of Aeroplan's performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows because it does not account for the impact of working capital growth, capital expenditures, debt repayments and other sources and uses of cash, which are disclosed in the statements of cash flows.

"Future Redemption Costs" represent Management's estimated future cost of rewards in respect of the miles accumulated by members of Aeroplan under the Aeroplan Program (as is hereinafter defined) (the "Aeroplan Miles") which remain outstanding and unbroken at the end of any given period. Future Redemption Costs are revalued at the end of any given period by taking into account the most recently determined average unit cost per Aeroplan Mile redeemed for that period (cost of rewards/Aeroplan Miles redeemed) and applying it to the total unbroken Aeroplan

Miles outstanding at the end of that period (the ''Average Cost of Rewards per Mile''). As a result, Future Redemption Costs and the change in Future Redemption Costs must be calculated at the end of any given period and for that period. The simple addition of sequential inter-period changes to arrive at a cumulative change for a particular period may result in inaccurate results depending on the fluctuation in the Average Cost of Rewards per Mile.

''Distributable Cash'' is a Non-GAAP Measure generally used by Canadian open-ended trusts as an indicator of financial performance. It should not be seen as a measurement of liquidity or a substitute for comparable metrics prepared in accordance with GAAP. The Fund's method of calculating distributable cash may differ from similar calculations as reported by other entities and, accordingly, may not be comparable to cash available for distributions as reported by such entities.

Investors are cautioned that the Non-GAAP Measures are not alternatives to measures under GAAP and should not, on their own, be construed as an indicator of performance or cash flows or a measure of liquidity of Aeroplan. These Non-GAAP Measures should only be used in conjunction with the financial statements incorporated by reference in this short form prospectus.

For a reconciliation of Adjusted EBITDA to operating income, see section ''Selected Annual Information and Reconciliation of Adjusted EBITDA and Distributable Cash'' in the Management's Discussion and Analysis of the financial condition and results of operations of the Fund and Aeroplan for the years ended December 31, 2006 and 2005 and to the section ''Summary of Operating Results and Reconciliation of Adjusted EBITDA and Distributable Cash'' in the Management's Discussion and Analysis of the financial condition and results of operations of the Fund and Aeroplan for the three and six months ended June 30, 2007 and 2006 which are incorporated by reference in this short form prospectus.

FORWARD-LOOKING STATEMENTS

This short form prospectus includes forward-looking statements within the meaning of applicable securities laws. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements may involve, but are not limited to, comments relating to strategies, expectations, planned operations or future actions.

These forward-looking statements are identified by the use of terms and phrases such as ''anticipate'', ''believe'', ''could'', ''estimate'', ''expect'', ''intend'', ''may'', ''plan'', ''predict'', ''project'', ''will'', ''would'', and similar terms and phrases, including references to assumptions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business and its corporate structure. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, dependency on Aeroplan's top three Accumulation Partners (as is hereinafter defined), control of Aeroplan, future sales of Units by or for ACE, Air Canada or travel industry disruptions, reduction in activity, usage and accumulation of Aeroplan Miles, greater than expected redemptions for rewards, industry competition, supply and capacity costs, airline industry changes and increased airline costs, unfunded Future Redemption Costs, failure to safeguard Aeroplan's database and consumer privacy, consumer privacy legislation, changes in the Aeroplan Program, seasonal nature of the business, other factors and prior performance, regulatory matters, restrictions on certain holders of Units of the Fund and liquidity of Units of the Fund, as well as the other factors identified throughout this short form prospectus or in the documents incorporated by reference herein. The forward-looking statements contained herein represent Management's expectations as of the date of this short form prospectus, and are subject to change after such date. However, the Fund, the Trust and Aeroplan disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws. See ''Risk Factors''.

DESCRIPTION OF THE FUND

The Fund is an unincorporated open-ended trust established under the laws of the Province of Ontario by a declaration of trust dated May 12, 2005 and amended by an amended and restated declaration of trust dated June 21, 2005 (the "Fund Declaration of Trust"). The Fund was established to acquire and hold units of the Trust (the "Trust Units") as well as Series 1 Trust Notes, Series 2 Trust Notes and Series 3 Trust Notes of the Trust (collectively, the "Trust Notes").

The Trust is an unincorporated open-ended trust established under the laws of the Province of Ontario by a declaration of trust dated June 21, 2005 (the "Trust Declaration of Trust"). The Trust was established to acquire and hold outstanding limited partnership interests ("LP Units") in Aeroplan and a corresponding interest in common shares of Aeroplan's general partner, Aeroplan GP.

Aeroplan is a limited partnership existing under the laws of the Province of Québec pursuant to a limited partnership agreement dated June 21, 2005, as amended by an amended and restated limited partnership agreement dated September 29, 2005 (the "Aeroplan Partnership Agreement").

The principal and head offices of the Fund, the Trust and Aeroplan are located at 5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2.

The following chart illustrates the structure of the Fund as at October 5, 2007 (including jurisdiction of establishment or incorporation of the various entities) after giving effect to the Offering.


Public
ACE Aviation Holdings Inc.
(Canada)
79.9%
20.1%
Aeroplan
Income Fund
(Ontario)
100%
Aeroplan
Trust
(Ontario)
100%
Aeoroplan Holding
GP Inc.
(Canada)
99.999995%
0.000005%
Aeroplan Limited
Partnership
(Québec)
100%
1209233 Alberta Ltd.
(Alberta)

BUSINESS OF AEROPLAN

Aeroplan is Canada's premier loyalty marketing company. Aeroplan provides its partners (the ''Accumulation Partners'') with loyalty marketing services, including Aeroplan Miles, to attract and retain customers and to stimulate demand for these partners' products and services. Aeroplan's objective is to offer (i) its Accumulation Partners superior value relative to other marketing alternatives through access to Aeroplan's member base, and (ii) the design and execution of marketing programs aimed at increasing revenue, market share and customer loyalty.

The ''Aeroplan Program'' is one of Canada's longest standing loyalty programs. It was founded in 1984 by Air Canada, Canada's largest domestic and full-service international airline, to manage the airline's frequent flyer program. Aeroplan benefits from its unique strategic relationship with Air Canada in addition to its contractual arrangements with leading commercial partners including AMEX, Bell Canada, CIBC, Imperial Oil (Esso), Star Alliance member airlines and numerous hotel chains and car rental companies.

Aeroplan offers its over four million active members the ability to accumulate Aeroplan Miles throughout its Accumulation Partner network through purchases of products and services. Aeroplan sells loyalty marketing services, including Aeroplan Miles, to its extensive network of Accumulation Partners, representing brands in credit and charge card, airline, and other industries. Today, credit and charge card partners generate the majority of Aeroplan's gross proceeds from the sale of Aeroplan Miles (''Gross Billings''). In 2006, approximately 70 billion Aeroplan Miles were accumulated by members representing an equivalent of over $50 billion in consumer spending to earn these Aeroplan Miles. Once members have accumulated a sufficient number of Aeroplan Miles, they can redeem through Aeroplan such Aeroplan Miles for air travel and other attractive rewards offered by certain Aeroplan partners (the ''Redemption Partners'') to Aeroplan members. Upon the redemption of Aeroplan Miles by its members, Aeroplan incurs the cost to acquire the desired reward.

DISTRIBUTION POLICY OF THE FUND, THE TRUST AND AEROPLAN

Distribution Policy of the Fund

The Fund intends to make monthly distributions of its available cash to the extent possible to Unitholders, within 15 days of the end of each month, after receiving equivalent distributions from Aeroplan. Such monthly cash distributions will be made to Unitholders of record on the last business day of each month, and consist of Distributable Cash (as is hereinafter defined) less estimated cash amounts required for expenses and other obligations of the Fund, including any tax liability, and cash redemptions of Units.

''Distributable Cash'' for a given period will consist, in general, of Aeroplan's Adjusted EBITDA for the particular period less any estimated cash amounts required for debt service obligations of Aeroplan, if any, other expense obligations, maintenance capital expenditures, taxes, reserves (including amounts on account of the Reserve (as is hereinafter defined) and reserves intended to stabilize distributions to Unitholders), and such other amounts as may be considered appropriate by Aeroplan GP.

In conjunction with the Initial Public Offering (as is hereinafter defined) of the Fund and the establishment of the Credit Facilities concluded on June 29, 2005 (the ''Credit Facilities''), Aeroplan established the Aeroplan Miles redemption reserve (''the Reserve''). As at June 30, 2007, the Reserve amounted to $400 million and was included in cash and cash equivalents and short-term investments and invested in commercial paper or corporate bonds with a minimum rating of R-1 (high) or AA (low) and term deposits. Aeroplan's investments, including the Reserve, do not include any asset-backed commercial paper. The amount held in the Reserve, as well as the types of securities in which it may be invested are based on policies established by Management, which are reviewed periodically. See ''Aeroplan Miles Redemption Reserve'' in the Annual Information Form which is incorporated by reference in this short form prospectus.

The Reserve may be used to supplement cash flows generated from operations in order to pay for rewards in the event of unusually high redemption activity associated with Aeroplan Miles To date, Aeroplan has not had to use the funds held in the Reserve.

Distribution Policy of the Trust

The Trust intends to make monthly cash distributions to the Fund of its net monthly cash receipts, after satisfaction of its interest obligations, if any, and less any estimated cash amounts required for expenses and other obligations of the Trust, any cash redemptions or repurchases of Trust Units or Trust Notes and any tax liability. Such

distributions shall be paid within ten days following each calendar month end and are intended to be received by the Fund prior to its related cash distribution to Unitholders.

Distribution Policy of Aeroplan

Aeroplan intends to make equal monthly cash distributions to its partners of record on the last business day of each month. See "Description of Aeroplan LP — Distributions" in the Annual Information Form which is incorporated by reference in this short form prospectus. Distributions will be paid within seven days of the end of each month and are intended to be received by the Trust prior to its related cash distribution to holders of its Trust Units. Distributable Cash for a given period will consist, in general, of Aeroplan's Adjusted EBITDA for the particular period less any estimated cash amounts required for debt service obligations of Aeroplan, if any, other expense obligations, maintenance capital expenditures, taxes, reserves (including amounts on account of the Reserve and reserves intended to stabilize distributions to Unitholders), and such other amounts as may be considered appropriate by Aeroplan GP.

In accordance with the Aeroplan Partnership Agreement, priority distributions are to be made to the Trust and the Fund in order to cover their operating expenses. A priority distribution of $0.5 million was paid to the Fund in December of 2006. The Fund used the proceeds of the distribution to reimburse Aeroplan for the operating expenses paid by Aeroplan in 2006 on the Fund's behalf. No priority distributions were declared by Aeroplan in 2005 since no significant operating expenses were incurred by the Trust and the Fund.

The terms of the Credit Facilities include certain covenants limiting the aggregate amount of distributions by Aeroplan to holders of record of LP Units during any twelve-month period from exceeding the aggregate Distributable Cash of Aeroplan during such period. Distributions by Aeroplan are also prohibited upon the occurrence and continuance of an event of default under the Credit Facilities. See "The Aeroplan Business — Debt Financing" in the Annual Information Form which is incorporated by reference in this short form prospectus.

Cash distributions by the Fund are not guaranteed and will be based indirectly upon the business operated by Aeroplan, which is susceptible to a number of risks. Please see "Risk Factors".

RECENT DEVELOPMENTS

Effective June 30, 2007, the merchant services agreement dated September 30, 2004 entered into with First Data Loan Company, Canada for the processing of certain credit card transactions in the name of Aeroplan, Air Canada and other entities under common control of ACE was amended such that Aeroplan is only liable for its own transactions and is no longer jointly and severally liable for the obligations of Air Canada and the other entities under common control of ACE that are processed under such merchant services agreement.

On August 8, 2007, as provided for in the existing CPSA (as is hereinafter defined), Aeroplan and Air Canada reached agreement relating to fixed capacity redemption rates to be paid by Aeroplan, in connection with airline seat redemptions, for the period beginning January 1, 2008 through to December 31, 2010. The outcome falls within the pre-established contractual parameters and is in line with Aeroplan's business expectations.

DESCRIPTION OF UNITS

An unlimited number of Units may be issued pursuant to the Fund Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains (other than net realized capital gains allocated and distributed to redeeming Unitholders) or other amounts, and in the net assets of the Fund in the event of termination or winding-up of the Fund.

All Units are of the same class with equal rights and privileges. All Units are not subject to future calls or assessments, and, except as set out under "Description of the Fund — Units" in the Annual Information Form, which is incorporated by reference in this short form prospectus, entitle the holders thereof to one vote for each whole Unit held at all meetings of Unitholders. Except as set out under "Description of the Fund — Redemption at the Option of Unitholders" in the Annual Information Form, which is incorporated by reference in this short form prospectus, the Units have no conversion, retraction, redemption or pre-emptive rights.

CONSOLIDATED CAPITALIZATION OF THE FUND

There have been no material changes in the Fund's unit or loan capital on a consolidated basis since June 30, 2007. There are an aggregate of 199,999,854 Units of the Fund issued and outstanding. Immediately following the completion of the Offering, ACE will hold 40,292,088 Units representing a 20.1% interest in the Fund and the Fund will continue to own a 100% indirect interest in Aeroplan.

The table below sets out the consolidated capitalization of the Fund as at December 31, 2006 and June 30, 2007. The historical amounts are derived from the audited and unaudited consolidated balance sheets of the Fund as at December 31, 2006 and June 30, 2007, respectively.

Aeroplan Income Fund	As at December 31, 2006[1]	As at June 30, 2007
	(000'S)	(000'S)
Cash and cash equivalents	$ 32	$ 273,851
Short-term investments	$ 0	$ 395,999
Long-term debt (including current portion)	$ 0	$ 298,941
Unitholders' Capital	$1,392,232	$ 3,249,557
Accumulated earnings (loss)	$ 30,858	$ (78,784)
Contributed surplus	$ 0	$ 8,345
Accumulated other comprehensive income	$ 0	$ 0
Accumulated distributions	$ (47,470)	$ (125,794)
Total Unitholders' Equity	$1,375,620	$ 3,053,324
Number of Units	99,454,165	199,999,918

(1) As at December 31, 2006, the Fund owned 49.7% of Aeroplan and it accounted for this investment under the equity method of accounting.

CONSOLIDATED CAPITALIZATION OF AEROPLAN

There have been no material changes in Aeroplan's unit or loan capital on a consolidated basis since June 30, 2007.

The table below sets out the consolidated capitalization of Aeroplan as at December 31, 2006 and June 30, 2007. The historical amounts were derived from the audited and unaudited consolidated balance sheets of the Aeroplan as at December 31, 2006 and June 30, 2007, respectively.

Aeroplan	As at December 31, 2006	As at June 30, 2007
	(000'S)	(000'S)
Cash and cash equivalents	$ 166,939	$ 273,756
Short-term investments	$ 452,797	$ 395,999
Long-term debt (including current portion)	$ 300,000	$ 295,559
Partners' Capital	$ 226,066	$ 224,537
Accumulated earnings	$ 402,660	$ 502,226
Contributed surplus	$ 8,269	$ 9,799
Accumulated other comprehensive income	$ 0	$ 0
Accumulated distributions	$(1,637,051)	$(1,721,051)
Total Partners' Equity	$(1,000,056)	$ (984,489)
Number of Units	200,000,001	200,000,001

USE OF PROCEEDS

The net proceeds from the sale of the Offered Units to be received by ACE under this short form prospectus are estimated to be $462,528,000 after deduction of the Underwriters' fee of $19,272,000. The Fund and Aeroplan will not receive any proceeds pursuant to this Offering. In accordance with the Investor Liquidity Agreement entered into by the Fund, the Trust, Aeroplan, Aeroplan GP and ACE on June 29, 2005 in connection with the Initial Public Offering (the

''Investor Liquidity Agreement''), Aeroplan will pay the expenses of the Offering (excluding Underwriters' fees) estimated to be $500,000.

SELLING UNITHOLDER

The Selling Unitholder under this Offering is ACE. Following the closing of the Fund's initial public offering on June 22, 2005 (the ''Initial Public Offering'') and the exercise of the option granted by the Fund to underwriters to purchase up to 3,750,000 additional units for a period of 30 days from the closing of the Initial Public Offering ACE owned a 85.6% indirect interest in the Fund through its holding of an 85.6% limited partnership interest in Aeroplan. The limited partnership units were exchangeable at the option of ACE into an equal number of Units of the Fund in accordance with the Investor Liquidity Agreement. Following multiple exercises of such exchange rights and distributions of Units to its shareholders, ACE currently holds 31.1% of the issued and outstanding Units of the Fund. Pursuant to this Offering, 22,000,000 Offered Units are distributed for the account of ACE.

The following table sets out information concerning ACE's ownership of Units of the Fund as of the close of business on October 5, 2007, and as adjusted as of that date to give effect to the Offering.

	Units owned Before Offering		Units to be sold in Offering	Units owned After Offering	
Name	Number	Percentage	Number	Number	Percentage
ACE Aviation Holdings Inc.	62,292,088	31.1%	22,000,000	40,292,088	20.1%

All of the Units owned by ACE are owned of record and beneficially and were acquired by ACE upon the exchanges by ACE of its common shares of Aeroplan GP and its limited partnership units of Aeroplan for Units of the Fund in accordance with the Investor Liquidity Agreement. Such limited partnership units of Aeroplan and common shares of Aeroplan GP were acquired by ACE in connection with the Initial Public Offering of the Fund.

ACE has agreed to pay the fees payable to the Underwriters pursuant to the Underwriting Agreement. None of the proceeds from the sale of the Offered Units will be received by the Fund or Aeroplan.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement dated October 5, 2007 among ACE, the Fund, the Trust, Aeroplan, Aeroplan GP and the Underwriters, ACE has agreed to sell an aggregate of 22,000,000 Units and the Underwriters have agreed jointly (severally), and not solidarily to purchase from ACE, as principals, on Closing, subject to the conditions stipulated in the Underwriting Agreement, all but not less than all of such Units at a price of $21.90 per Unit payable in cash to ACE, against delivery. The Underwriting Agreement provides that the Underwriters will be paid a fee of $0.876 per Unit purchased by the public in consideration for services performed in connection with the Offering.

The terms of the Offering of the Units were established through negotiation between ACE and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are joint (several) and not solidary (joint and several), and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are obligated to take up and pay for all of the Offered Units if any of such Offered Units are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Fund, the Trust, Aeroplan, Aeroplan GP and ACE will jointly (severally), and not solidarily, indemnify the Underwriters and their respective directors, officers, agents and employees against certain liabilities and expenses, including, as the case may be, liabilities under Canadian securities legislation. In addition, the Fund has agreed to indemnify ACE and ACE has agreed to indemnify the Fund against certain liabilities and expenses.

Subscriptions for Offered Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

The Fund has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of Units which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Units. The foregoing restrictions are subject to certain exceptions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Units. These exceptions include a bid

or purchase permitted under the Universal Market Integrity Rules of Market Regulation Services Inc., relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Units at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., TD Securities Inc. and Desjardins Securities Inc. are subsidiaries or affiliates of entities which are members of a syndicate of financial institutions (the "Aeroplan Lenders") that have made Credit Facilities in the amount of $475 million available to Aeroplan. RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc. and TD Securities Inc. are subsidiaries or affiliates of entities which are members of a syndicate of financial institutions (the "Air Canada Lenders") that have made available a secured revolving credit facility in an aggregate amount of $400 million (the "Air Canada Facility") to Air Canada, a subsidiary of ACE. RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., TD Securities Inc. and Merrill Lynch Canada Inc. are subsidiaries or affiliates of lenders (the "Jazz Lenders" and together with the Aeroplan Lenders and Air Canada Lenders, the "Lenders") that have made credit facilities in the aggregate amount of $150 million available to Jazz LP (the "Jazz Facilities"), an affiliate of ACE. Accordingly, the Fund may be considered a connected issuer to the Underwriters for purposes of securities laws in certain Canadian provinces. As at September 30, 2007, an aggregate amount of approximately $300 million was drawn by Aeroplan under the Credit Facilities. Aeroplan is not in default of its obligations to the financial institutions that have made the Credit Facilities available. The Credit Facilities are secured by a first priority interest and hypothec over the present and after-acquired property of Aeroplan, subject to certain exclusions and permitted encumbrances. Based on Air Canada's public disclosure documents, as at June 30, 2007, (i) no funds have been drawn by Air Canada under the Air Canada Facility, (ii) Air Canada is not and has not been in default of its obligations to the financial institutions that have made the Air Canada Facility available to Air Canada and (iii) the Air Canada Facility is secured by a first priority interest and hypothec over the present and after-acquired property of Air Canada, subject to certain exclusions and permitted encumbrances. Based on Jazz LP's public disclosure documents, as at June 30, 2007, (i) an aggregate amount of approximately $115 million was owing by Jazz LP under the Jazz Facilities and (ii) Jazz LP is not and has not been in default of its obligations to the Jazz Lenders under the Jazz Facilities, which are secured by a first priority security interest and hypothec over the present and after acquired personal and certain real property of Jazz LP, subject to certain exclusions and permitted encumbrances.

The decision to distribute Offered Units was made by ACE and the terms and conditions of distribution were determined through negotiations between ACE and the Underwriters. The Lenders have not had any involvement in such decision and will not have any involvement in such determination. None of the Underwriters will receive any benefit from the Offering other than its portion of the remuneration payable by ACE on the principal amount of the Offered Units sold through or to such Underwriters.

Certain of the Underwriters, their subsidiaries or their affiliates have in the past engaged, and may in the future engage, in transactions with and perform services, including commercial banking, financial advisory and investment banking services, for ACE, the Fund, Aeroplan and their respective affiliates in the ordinary course of business for which they have received or may receive customary compensation.

The Offered Units have not been and will not be registered under the *United States Securities Act of 1933*, as amended (the "U.S. Securities Act"), or any state securities laws of the United States. The Underwriting Agreement, however, permits the Underwriters to offer and resell Offered Units purchased by them pursuant thereto, through their U.S. broker dealers, to certain qualified institutional buyers in the United States, provided that such reoffers and resales are made only in accordance with Rule 144A under the U.S. Securities Act. In addition, until 40 days after the commencement of the Offering, any offer or sale of Offered Units in the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements under the U.S. Securities Act.

Pursuant to the Underwriting Agreement, ACE and the Fund shall not, directly or indirectly, without the prior written consent of RBC Dominion Securities Inc. and CIBC World Markets Inc., on behalf of the Underwriters, such consent not to be unreasonably withheld: (i) offer, issue, pledge, sell, contract to sell, announce an intention to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly any Units or securities convertible into or

exchangeable for Units (other than for purposes of directors', officers' or employee plans, to satisfy existing instruments already issued at the date hereof; securities issued, sold, transferred or distributed in connection with an arms' length acquisition, merger, consolidation or amalgamation with any company or fund; or an announcement of its intention to issue, sell, transfer or distribute securities in connection with a reorganization or liquidation, or convene and hold a securityholders meeting to approve any such transaction); or (ii) enter into any swap or other similar arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Units of the Fund, whether any such transaction described in clause (i) or (ii) above is settled by delivery of Units or other such securities of the Fund, in cash or otherwise, for a period ending on the date that is 60 days after the closing of the Offering.

The Fund Declaration of Trust provides that at no time may non-residents within the meaning of the Tax Act (''Non-Residents'') be the beneficial owners of more than 49.9% of the Units. In the event that the Fund becomes aware that Non-Residents are the owners of more than 49.9% of the Units, the Fund may require certain of the Non-Residents to sell their Units. See ''Risk Factors''.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, counsel to the Fund and ACE, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters (together, ''Counsel''), the following summary, as at the date hereof, describes the principal Canadian federal income tax considerations generally applicable under the Tax Act to a prospective purchaser of Units pursuant to the Offering who, for purposes of the Tax Act, at all relevant times, (i) is resident or deemed to be resident in Canada, (ii) holds the Units as capital property and (iii) deals at arm's length with the Fund, the Trust, Aeroplan and Aeroplan GP and is not affiliated with the Fund, the Trust, Aeroplan and Aeroplan GP. Generally, Units will be considered to be capital property to a Unitholder provided the Unitholder does not hold the Units in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Unitholders who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Unitholders should consult their own tax advisors regarding their particular circumstances.

This summary is not applicable to a Unitholder that is a ''financial institution'' for purposes of the mark-to-market rules contained in the Tax Act, a ''specified financial institution'', or a Unitholder an interest in which is a ''tax shelter investment'' (all as defined in the Tax Act). Such Unitholders should consult their own tax advisors with respect to the tax consequences to them of an investment in Units.

This summary is based upon the facts set out in the prospectus, the provisions of the Tax Act in force on the date hereof, Counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the ''CRA''), the assumption that the Fund will at all times comply with the Fund Declaration of Trust, and certificates of the Fund, the Trustees of the Trust, the officers of Aeroplan GP and the Underwriters as to certain factual matters. This summary also takes into account the specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the ''Proposed Amendments''). No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian federal income tax consequences of acquiring, holding or disposing of Units. Furthermore, the income and other tax consequences of acquiring, holding or disposing of Units will vary depending on the Unitholder's particular circumstances, including the province or provinces in which the Unitholder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchasers of Units. Prospective purchasers of Units should consult their own tax advisors for advice with respect to the tax consequences to them of an investment in Units, having regard to their particular circumstances.

SIFT Rules

On October 31, 2006, the Minister of Finance (Canada) announced a "Tax Fairness Plan" which, in part, proposed changes to the manner in which certain flow-through entities and the distributions from such entities are taxed. Bill C-52, Budget Implementation Act, 2007, which received Royal Assent on June 22, 2007, contained the SIFT Rules, which are designed to implement these proposals. Under the SIFT Rules, the Fund, as a publicly traded income trust, is considered a SIFT and will be subject to trust level taxation as of January 1, 2011 at a rate comparable to the combined federal and provincial corporate tax rate on certain types of income. In addition, the taxable distributions received by Unitholders will be treated as dividends from a taxable Canadian corporation.

The SIFT Rules could become effective on a date earlier than January 1, 2011 if the Fund is deemed to have undergone "undue expansion" during the period from November 1, 2006 to December 31, 2010, as described in the Normal Growth Guidelines issued by the Department of Finance on December 15, 2006.

The Normal Growth Guidelines indicate that the Fund will not lose the benefit of the deferred application of the new tax regime to 2011 if the equity capital of the Fund does not grow as a result of issuances of new equity (which includes Units, debt that is convertible into Units, and potentially other substitutes for such equity) before 2011 by an amount that exceeds the greater of $50 million and an objective "safe harbour" amount based on a percentage of the Fund's market capitalization as of the end of trading on October 31, 2006 (measured in terms of the value of the Fund's issued and outstanding publicly traded Units, not including debt, options or interests that were convertible into Units, the "October 31, 2006 Market Capitalization"). The Normal Growth Guidelines provide for a "safe harbour" amount as follows:

Time Period	Safe Harbour Amount
November 1, 2006 to December 31, 2007	40% of October 31, 2006 Market Capitalization
2008	20% of October 31, 2006 Market Capitalization
2009	20% of October 31, 2006 Market Capitalization
2010	20% of October 31, 2006 Market Capitalization

These "safe harbour" amounts are cumulative during the transition period. Management has advised Counsel that the Fund's October 31, 2006 Market Capitalization was approximately $792 million. Management has further advised Counsel that taking into account all equity issuances since November 1, 2006, determined in accordance with the Normal Growth Guidelines, as of October 5, 2007, the Fund had not exceeded the "safe harbour" amount of 40% of the October 31, 2006 Market Capitalization allowed during the time period from November 1, 2006 and ending December 31, 2007. It is assumed, for the purpose of this summary, that the Fund will not currently be subject to the SIFT Rules. However, in the event that the Fund issues additional units or convertible debentures (or other equity substitutes) prior to 2011, the Fund may become subject to the SIFT Rules prior to January 1, 2011. No assurance can be given that the SIFT Rules will not apply to the Fund prior to 2011.

Because the SIFT Rules have only recently been enacted, the CRA's administrative policies regarding the interpretation of the SIFT Rules and their application to the trusts and partnerships in which a publicly traded income fund holds a direct or indirect interest are still under review. Although this was likely not the intent of the SIFT Rules proposed by the Department of Finance (Canada), there can be no assurance that the SIFT Rules may not be interpreted and applied in a manner that would cause the Trust and Aeroplan to be considered SIFTs. Counsel understands that discussions are ongoing between the CRA and the Department of Finance on these issues.

If the Trust and Aeroplan were considered to be SIFTs, it is assumed that they would also be considered to have been SIFTs on October 31, 2006. Management has advised Counsel that, taking into account all equity issuances since November 1, 2006, Trust and Aeroplan have complied with the Normal Growth Guidelines. It is assumed, for the purpose of this summary, that the Trust and Aeroplan will not currently be subject to the SIFT Rules. No assurance can be given that the SIFT Rules will not apply to the Trust or Aeroplan prior to January 1, 2011.

The remainder of this summary is subject to the SIFT Rules as discussed above.

Qualification as a Mutual Fund Trust

This summary is based on the assumption that the Fund will qualify as a "mutual fund trust", as defined in the Tax Act, on the completion of the Offering and will thereafter continuously qualify as a mutual fund trust at all relevant times. If the Fund were not to so qualify as a mutual fund trust, the income tax considerations would be materially different, in some respects, from those described below.

Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of non-residents of Canada unless all or substantially all of its property is property other than "taxable Canadian property" as defined in the Tax Act. The Fund Declaration of Trust contains mechanisms to ensure that this limitation will not be breached. On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act providing that a trust will cease to qualify as a mutual fund trust at the time trust units representing more than 50% of the fair market value of all issued trust units are held by one or more non-residents of Canada or one or more partnerships that are not "Canadian partnerships", as defined in the Tax Act, where more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. On December 6, 2004, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion to implement certain measures proposed in the September 16, 2004 draft amendments, which Notice did not include this particular draft amendment, and the Department of Finance (Canada) indicated in a concurrent release that further discussions would be pursued with the private sector in this respect. The issue of the ownership of units of mutual fund trusts by non-residents of Canada and partnerships that are not "Canadian partnerships" was not addressed in the most recent federal budgets or in Bill C-52.

Taxation of the Fund

The Fund will be subject to tax under Part I of the Tax Act in each taxation year (which will be the calendar year) on its taxable income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in such year to the Unitholders and that is deducted by the Fund in computing its income for tax purposes. An amount is considered to be payable to a Unitholder in a taxation year if it is paid to the Unitholder in the year or if the Unitholder is entitled in that year to enforce payment of the amount.

The Fund will include in its income for each taxation year such amount of the Trust's income for tax purposes, including net taxable capital gains, as is paid or becomes payable to the Fund in the year in respect of the Trust Units held by the Fund and all interest on the Trust Notes that accrues to the Fund to the end of the year, or that becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing the Fund's income for a preceding year. The Fund will not be subject to income tax on any amount received as a payment of principal in respect of the Trust Notes or on any amount received as distributions on the Trust Units that are in excess of the income of the Trust that is paid or payable by the Trust to the Fund in the year, which amount will generally reduce the adjusted cost base of the Trust Units. If, as a result, the Fund's adjusted cost base in any taxation year of its Trust Units would otherwise be a negative amount, the Fund will be deemed to realize a capital gain in such amount for that year and the Fund's adjusted cost base of its Trust Units will then be reset to nil. The Fund will generally be entitled to deduct in computing income reasonable administrative and other operating expenses (other than expenses on account of capital) incurred by it for the purpose of earning income, subject to the relevant provisions of the Tax Act.

Under the terms of the Fund Declaration of Trust, an amount equal to the annual income of the Fund (determined without reference to subsection 104(6) of the Tax Act), together with the taxable and non-taxable portion of any net capital gains realized by the Fund in the year (excluding taxable capital gains or income of the Fund arising upon a distribution in specie of property of the Fund on redemption of a Unit which are paid or payable by the Fund to the redeeming Unitholder and taxable capital gains which may be offset by allowable capital losses of the Fund carried forward from prior years) will be payable in the year to the Unitholders by way of cash distributions, subject to the exceptions described below. The Fund Declaration of Trust further provides that the Fund will deduct in computing its income for tax purposes such amounts as are paid or payable to Unitholders for the year whether in cash, additional Units or otherwise as is necessary to ensure that the Fund is not liable to pay income tax under Part I of the Tax Act in any year. Counsel express no opinion in this regard. Income of the Fund which is applied to fund redemptions of Units for cash or is otherwise unavailable for cash distribution will be distributed to Unitholders in the form of additional Units. Losses incurred by the Fund cannot be allocated to Unitholders, but can be deducted by the Fund in future years in computing taxable income, in accordance with the Tax Act.

A distribution in specie by the Fund to a Unitholder upon a redemption of Units will give rise to dispositions of property by the Fund. Such dispositions will result in a capital gain (or a capital loss) to the Fund to the extent that the proceeds of disposition exceed (or are exceeded by) the cost amount to the Fund of such property and any reasonable costs of disposition. Capital gains and income of the Fund attributable to an in specie distribution will be designated in respect of, and made payable to, the redeeming Unitholder, with the result that the taxable portion of such gains and

income should generally be included in computing the income of the redeeming Unitholder and deductible by the Fund in computing its income.

Once the Fund becomes subject to the SIFT Rules (which is assumed to be, subject to compliance with the Normal Growth Guidelines, no earlier than 2011), the Fund will no longer be able to deduct any part of the amounts payable to Unitholders in respect of its ''non-portfolio earnings'', as defined in the Tax Act, which will include all income from the Trust Units (unless the Trust is a SIFT) and the Trust Notes. Income which the Fund is unable to deduct, pursuant to the SIFT Rules, will be taxed in the Fund at a rate comparable to the combined federal and provincial corporate tax rate. The SIFT Rules do not change the tax treatment of distributions that are in excess of the income of the Fund.

Taxation of the Trust

The Trust will be taxable on its income determined under the Tax Act for each taxation year (which will be the calendar year), which will include its allocated share of the income of Aeroplan for the fiscal period of Aeroplan ending in or coincidentally with the taxation year of the Trust, except to the extent such income is paid or payable in such year to the Fund, its sole unitholder, and is deducted by the Trust in computing its income for tax purposes. The Trust generally will be entitled to deduct in computing income its expenses incurred to earn income from a business or property provided such expenses are reasonable and not on account of capital, subject to the relevant provisions of the Tax Act. Under the Trust Declaration of Trust, all of the income of the Trust for each year (determined without reference to subsection 104(6) of the Tax Act), together with the taxable and non-taxable portion of any capital gains realized by, or attributed to, the Trust in the year, will generally be payable in the year to the Fund, the sole unitholder of the Trust. The Trust Declaration of Trust provides that the Trust will deduct in computing its income for tax purposes the amounts paid or payable to the Trust in the year as may reasonably be considered necessary to ensure that the Trust will not be liable to pay income tax under Part I of the Tax Act. Counsel express no opinion in this regard.

In the event that the Trust becomes subject to the SIFT Rules (which is assumed to be, subject to compliance with the Normal Growth Guidelines, no earlier than 2011), the Trust will be subject to similar treatment under the SIFT Rules to that described above in respect of the Fund.

Taxation of Aeroplan

Aeroplan is not subject to tax under the Tax Act. Each partner of Aeroplan, including the Trust, is required to include in computing the partner's income the partner's share of the income or loss, limited to its ''at-risk amount'', of Aeroplan for its fiscal period ending in, or coincidentally with, the partner's taxation year, whether or not any such income is distributed to the partner in the taxation year. For this purpose, the income or loss of Aeroplan will be computed for each fiscal period as if Aeroplan were a separate person resident in Canada. In computing the income or loss of Aeroplan for a fiscal year, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by Aeroplan to earn income from its business or investments in the given fiscal period, subject to the relevant provisions of the Tax Act.

The income or loss of Aeroplan for a fiscal period will be allocated to the partners of Aeroplan, including the Trust, on the basis of their respective share of such income or loss, as determined under the Aeroplan Partnership Agreement, and subject to detailed rules in the Tax Act. Generally, distributions to partners in excess of the income of Aeroplan for a fiscal period will result in a reduction of the adjusted cost base of the partner's LP Units by the amount of such excess. If, as a result, the adjusted cost base to the Trust of its LP Units at the end of a fiscal period of Aeroplan would otherwise be a negative amount, the Trust will be deemed to realize a capital gain in such amount for the Trust's taxation year in which such fiscal period ends, and the Trust's adjusted cost base of its LP Units will then be reset to nil.

In the event that Aeroplan becomes subject to the SIFT Rules (which is assumed to be, subject to compliance with the Normal Growth Guidelines, no earlier than 2011), Aeroplan will be subject to tax on the lesser of its income otherwise determined and its non-portfolio earnings, as defined in the Tax Act at a rate comparable to the combined federal and provincial corporate tax rate.

Taxable Unitholders

Fund Distributions

A Unitholder generally will be required to include in computing income for a particular taxation year the portion of the income for tax purposes of the Fund for the year, including net Taxable Capital Gains, as is defined below,

determined for purposes of the Tax Act, that is paid or payable to the Unitholder in that year whether the amount is received in cash, additional Units or otherwise. Provided that appropriate designations are made by the Fund, such portions of its net Taxable Capital Gains (as is hereinafter defined) and foreign source income as are paid or payable to a Unitholder effectively will retain their character and be treated as such in the hands of the Unitholder for the purposes of the Tax Act. Accordingly, such amounts will be taken into account in determining, if necessary and as applicable, a Unitholder's capital gains and a Unitholder's foreign tax credits.

Once the Fund becomes subject to the SIFT Rules (which is assumed to be, subject to compliance with the Normal Growth Guidelines, no earlier than 2011), taxable distributions from the Fund received by Unitholders and paid from the Fund's after tax income will generally be deemed to be received as dividends from a taxable Canadian corporation. Such dividends will be subject to the gross-up and dividend tax credit provisions in respect of Unitholders that are individuals and will be "eligible dividends" that generally benefit from the enhanced gross-up and dividend tax credit rules under the Tax Act.

A Unitholder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 ⅔% on income received or receivable from the Fund (including income designated as Taxable Capital Gains in respect of the Unitholder).

Any amount in excess of the income of the Fund that is paid or payable by the Fund to a Unitholder in a year generally will not be included in the Unitholder's income for the year, including the non-taxable portion of any net capital gain of the Fund that is paid or payable to a Unitholder in a taxation year. However, where such an amount is paid or becomes payable to a Unitholder, other than as proceeds of disposition or deemed disposition of Units or any part thereof, the amount generally will reduce the adjusted cost base of the Units held by such Unitholder, except to the extent that the amount represents the Unitholder's share of the non-taxable portion of the net capital gains of the Fund for the year, the taxable portion of which was designated by the Fund in respect of the Unitholder. If, as a result, the Unitholder's adjusted cost base in any taxation year in respect of its Units would otherwise be a negative amount, the Unitholder will be deemed to realize a capital gain in such amount for that year, and the Unitholder's adjusted cost base in respect of its Units will then be reset to nil.

Disposition of Units

Upon the disposition or deemed disposition by a Unitholder of a Unit, whether on redemption or otherwise, the Unitholder generally will realize a capital gain (or a capital loss) equal to the amount by which the Unitholder's proceeds of disposition (excluding any amount payable by the Fund which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Unit and any reasonable costs of disposition.

The adjusted cost base of a Unit to a Unitholder will include all amounts paid or payable by the Unitholder for the Unit, with certain adjustments. Units issued to a Unitholder in lieu of a cash distribution of income (including net capital gains) will have a cost equal to the amount of such income (and the applicable non-taxable portion of the Fund's net capital gains). The adjusted cost base to a Unitholder of a newly acquired Unit will be determined by averaging the cost of such Unit with the adjusted cost base of all other Units owned by the Unitholder as capital property, immediately before that acquisition.

Where Units are redeemed and any Series 2 Exchange Notes and Series 3 Exchange Notes of a wholly owned subsidiary of the Fund (collectively, the "Exchange Notes") are distributed in specie to the Unitholder, the proceeds of disposition to the Unitholder of the Units will be equal to the fair market value of the Exchange Notes so distributed, less any capital gain realized by the Fund as a result of the redemption of those Units which is paid or made payable by the Fund to the redeeming Unitholder. The cost amount to a Unitholder, immediately after a redemption of Units of the Unitholder, of property distributed to the Unitholder by the Fund upon such redemption or upon the termination of the Fund, will be equal to the fair market value of such property at the time of the distribution, less any accrued interest on the Exchange Notes (or in the event of the termination of the Fund, Trust Notes, as the case may be) that form part of the property so distributed. The redeeming Unitholder will be required to include in income interest on any Exchange Notes acquired (including interest that had accrued prior to the date of the acquisition of such Exchange Notes by the Unitholder) in accordance with the provisions of the Tax Act. To the extent that the Unitholder is required to include in income any interest that had accrued prior to the date of the acquisition of the Exchange Notes by the Unitholder, an offsetting deduction will be available.

The consolidation of Units will not be considered to result in a disposition of Units by Unitholders. The aggregate adjusted cost base to a Unitholder of all of the Unitholder's Units will not change as a result of a consolidation of Units; however, the adjusted cost base per Unit will increase.

Capital Gains and Capital Losses

One-half of any capital gain realized by a Unitholder on the disposition of a Unit and the amount of any net taxable capital gains designated by the Fund in respect of a Unitholder (each, a "Taxable Capital Gain") will be included in the Unitholder's income. One-half of any capital loss ("Allowable Capital Loss") realized by a Unitholder on the disposition of a Unit generally must be deducted from Taxable Capital Gains of the Unitholder for the year of disposition. Any unused Allowable Capital Losses may be carried back to any of the three preceding taxation years or forward to any subsequent taxation year, and deducted against net Taxable Capital Gains of the Unitholder in any such other year to the extent and under the circumstances described in the Tax Act.

A Unitholder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on its "aggregate investment income" for the year, which will include an amount in respect of Taxable Capital Gains.

Alternative Minimum Tax

In general terms, net income of the Fund paid or payable to Unitholders that are individuals or certain trusts that is designated by the Fund as net Taxable Capital Gains and capital gains realized by such a Unitholder may give rise to alternative minimum tax under the Tax Act.

Tax-Exempt Unitholders

Provided that the Fund qualifies as a "mutual fund trust" for purposes of the Tax Act on the completion of the Offering, the Units will be qualified investments under the Tax Act at that time for Plans. If the Fund ceases to qualify as a mutual fund trust, the Units will cease to be qualified investments under the Tax Act for Plans. Exchange Notes received as a result of a redemption of Units may be qualified investments under the Tax Act for Plans depending on the circumstances at the time. Exchange Notes will not be qualified investments under the Tax Act for a trust governed by a deferred profit sharing plan for which any employer is an employer with whom the corporation issuing the Exchange Notes does not deal at arm's length (within the meaning of the Tax Act). **Plans wishing to redeem Units should consult their tax advisors.**

RISK FACTORS

Investors should consider carefully before purchasing the Offered Units the risks described below as well as the other information in this short form prospectus and the documents incorporated by reference herein.

Risks Related to Aeroplan and the Industry

Dependency on Top Three Accumulation Partners

Aeroplan's top three Accumulation Partners were responsible for 88% of Gross Billings for the six months ended June 30, 2007. A decrease in sales of Aeroplan Miles to any of Aeroplan's significant Accumulation Partners for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services Aeroplan provides could have a material adverse effect on Gross Billings. Subject to the minimum number of Aeroplan Miles to be purchased by Air Canada under the amended and restated commercial participation and services agreement dated June 9, 2004 between Air Canada and Aeroplan as amended (the "CPSA"), Air Canada can change the number of Aeroplan Miles awarded per flight without Aeroplan's consent, which could result in a significant reduction in Gross Billings. Aeroplan cannot ensure that its contracts with these, or other Accumulation Partners, will be renewed on similar terms, or at all when they expire.

Air Canada or Travel Industry Disruptions

Aeroplan's members' strong demand for air travel creates a significant dependency on Air Canada in particular and the airline industry in general. Any disruptions or other material adverse changes in the airline industry, whether domestic or international, affecting Air Canada or a Star Alliance member airline, could have a material adverse impact on Aeroplan's business. This could manifest itself in Aeroplan's inability to fulfill member's flight redemption requests or to provide sufficient accumulation opportunities. As a result of airline or travel services industry disruption, such as

those which resulted from the terrorist attacks on September 11, 2001, or as might result from political instability, other terrorist acts or war, or from increasingly restrictive security measures, such as the current restrictions on the content of carry-on baggage, too much uncertainty could result in the minds of the traveling public and have a material adverse effect on passenger demand for air travel. Consequently, members might forego redeeming points for air travel and therefore might not participate in the Aeroplan Program to the extent they previously did which could adversely affect Aeroplan's revenue from the Aeroplan Program. A reduction in member use of the Aeroplan Program could impact Aeroplan's ability to retain its current partners and members and to attract new commercial partners and members.

Reduction in Activity, Usage and Accumulation of Aeroplan Miles

A decrease in Gross Billings from any of Aeroplan's Accumulation Partners for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services Aeroplan provides, or a decrease in the accumulation of Aeroplan Miles by members could have a material adverse effect on Aeroplan's Gross Billings and revenue.

Greater than Expected Redemptions for Rewards

A significant portion of Aeroplan's profitability is based on its estimate of the number of Aeroplan Miles that will never be redeemed by the member base. The percentage of Aeroplan Miles that are not expected to be redeemed is known as "breakage" in the loyalty industry. Management's current estimate of breakage is supported by two independent studies conducted in 2006. Given the importance of the introduction of ClassicPlus Flight Rewards, Aeroplan will be updating such studies after the end of 2007 when a full year's data is available, to assess the impact, if any, on breakage. Breakage may decrease from the current estimate of 17% as the Aeroplan Program grows and a greater diversity of rewards become available. If actual redemptions are greater than Aeroplan's current estimates, its profitability could be adversely affected due to the cost of the excess redemptions. Furthermore, the actual mix of redemptions between air and non-air rewards could adversely affect Aeroplan's profitability. The total number of Miles affected by breakage ("Broken Miles") (including Miles issued by Air Canada prior to January 1, 2002) amounted to 62.0 billion miles as at June 30, 2007. Of those 62.0 billion Broken Miles, 45.3 billion are Aeroplan Miles issued by Aeroplan since January 1, 2002. The responsibility to provide rewards for these 62.0 billion Broken Miles, if ever redeemed, rests with Aeroplan. While Management believes that a material portion of the estimated 45.3 billion Broken Miles issued by Aeroplan will not be redeemed, there can be no such assurances.

Industry Competition

Competition in the loyalty marketing industry is intense. New and existing competitors may target Aeroplan's Accumulation Partners and members, as well as draw rewards from Redemption Partners. The continued attractiveness of the Aeroplan Program will depend in large part on Aeroplan's ability to remain affiliated with existing partners or add new partners, that are desirable to consumers and to offer rewards that are both attainable and attractive to consumers. With respect to Aeroplan's database marketing services, Aeroplan's ability to continue collecting detailed transaction data on consumers is critical in providing effective marketing strategies for its Accumulation Partners. Many of Aeroplan's current competitors may have greater financial, technical, marketing and other resources than Aeroplan. Aeroplan cannot ensure that it will be able to compete successfully against its current and potential competitors, including in connection with technological advancements by such competitors.

Market Growth

The markets for the services that Aeroplan offers may fail to expand or may contract and this could negatively impact Aeroplan's growth and profitability. Loyalty and database marketing strategies are relatively new to retailers, and Aeroplan cannot guarantee that merchants will continue to use these types of marketing strategies. Additionally, downturns in the economy or the performance of retailers may result in a decrease in the demand for loyalty marketing and Aeroplan's products and services.

Supply and Capacity Costs

Aeroplan's costs may increase as a result of supply arrangements with Air Canada and other suppliers. Aeroplan may not be able to satisfy its members if the seating capacity made available to Aeroplan by Air Canada, Aeroplan and Star Alliance member airlines or other non-air rewards from other suppliers are inadequate to meet their redemption demands at specific prices.

If, upon the renegotiation of the rates charged to Aeroplan under the CPSA which takes place every three years (with the next renegotiation scheduled for 2010) or upon the expiry of the CPSA, Aeroplan is unable to negotiate new rates or a replacement agreement with Air Canada on similarly favourable terms or if Air Canada sharply reduces its seat capacity, Aeroplan may be required to pay more for seat capacity from Air Canada than the currently negotiated rates under the CPSA or to purchase seat capacity from other airlines. Seat capacity from other airlines could be more expensive than comparable seat capacity under the CPSA, and the routes offered by the other airlines may be inconvenient or undesirable to the redeeming members. As a result, Aeroplan would experience higher air travel redemption costs, while at the same time member satisfaction with the Aeroplan Program may be adversely affected by requiring travel on other carriers on certain routes.

Airline Industry Changes and Increased Airline Costs

Air travel rewards remain the most desirable reward for consumers. An increase in low cost carriers and the airline industry trend which has major airlines offering low cost fares may negatively impact the incentive for consumers of air travel services to book flights with Air Canada or participate in the Aeroplan Program. Similarly, any change which would see the benefits of Star Alliance reduced either through Air Canada's, or, less importantly, another airline's withdrawal from Star Alliance or its dissolution could also have a negative impact since Aeroplan's members would lose access to the existing portfolio of international reward travel. In addition, the growth or emergence of other airline alliance groups could have a negative impact on Aeroplan by reducing traffic on Air Canada and Star Alliance member airlines.

The airline industry has been subject to a number of increasing costs over the last several years, including increases in the cost of fuel and insurance, and increased airport user fees and air navigation fees. These increased costs may be passed on to consumers, increasing the cost of redeeming Aeroplan Miles for air travel rewards. This may negatively impact consumer incentive to participate in the Aeroplan Program.

Unfunded Future Redemption Costs

Aeroplan derives most of its Gross Billings from the sale of Aeroplan Miles to its Accumulation Partners. The earnings process is not complete at the time an Aeroplan Mile is sold as Aeroplan incurs most of its costs on the redemption of the Aeroplan Mile. Based on historical data, the estimated period between the issuance of an Aeroplan Mile and its redemption is currently 30 months; however, Aeroplan has no control over the timing of the redemption of Aeroplan Miles or the number of Aeroplan Miles redeemed. Aeroplan currently uses proceeds from Gross Billings (which are deferred for accounting purposes) in the fiscal year from the issuance of Aeroplan Miles to pay for the redemption costs incurred in the year. As a result, if Aeroplan were to cease to carry on business, or if redemption costs incurred in a given year were in excess of the revenues received in the year from the issuance of Aeroplan Miles, Aeroplan would face unfunded Future Redemption Costs, which could increase Aeroplan's need for working capital and, consequently, affect distributions to Unitholders. In recognition of that fact, Aeroplan has established the Reserve. There can be no assurance that the Reserve will be sufficient to cover all actual unfunded Future Redemption Costs that may arise in the future.

Failure to Safeguard Aeroplan's Database and Consumer Privacy

As part of the Aeroplan Program, Aeroplan maintains a member database which contains member information including account transactions. Although Aeroplan has security procedures, it may still be vulnerable to potential unauthorized access to, or use or disclosure of member data. If Aeroplan experiences a security breach, Aeroplan's reputation may be negatively affected. An increased number of members may opt out from receiving marketing materials. The use of Aeroplan's marketing services by partners could decline in the event of any publicized compromise of security. Any public perception that Aeroplan released consumer information without authorization could subject Aeroplan to complaints and investigation by the Privacy Commissioner of Canada and/or provincial privacy commissioners and adversely affect Aeroplan's relationships with members and partners.

Consumer Privacy Legislation

The enactment of new, or amendments to existing, legislation or industry regulations relating to consumer privacy issues and/or marketing, including telemarketing, could have a material adverse impact on Aeroplan's marketing services. Any such legislation or industry regulations could place restrictions upon the collection and use of information and could adversely affect Aeroplan's ability to deliver its marketing services.

The Personal Information Protection and Electronic Documents Act (Canada) and Canadian provincial private sector legislation generally require organizations to obtain a consumer's consent to collect, use or disclose personal information. Under the Federal Privacy Act, which took effect on January 1, 2001, the nature of the required consent depends on the sensitivity of the personal information. Both the federal and provincial privacy laws permit personal information to be used only for the purposes for which it was collected. Under Canadian privacy legislation, Aeroplan members are permitted to voluntarily "opt out" from receiving various types of marketing material. Heightened consumer awareness of, and concern about, privacy may result in an increase in the number of customers "opting out". This would mean that Aeroplan's marketing services would only potentially reach a smaller pool of members.

Changes in the Aeroplan Program

From time to time Aeroplan may make changes to the Aeroplan Program that may not be well received by certain segments of the membership and may affect their level of engagement. In addition, these members may choose to seek such legal and other recourses as available to them, which if successful, could have a negative impact on Aeroplan's results of operations and/or reputation.

Seasonal Nature of the Business, Other Factors and Prior Performance

Aeroplan has historically experienced considerably lower Gross Billings from the sale of Aeroplan Miles in the first and second quarters of the calendar year and higher Gross Billings from the sale of Aeroplan Miles in the third and fourth quarters of the calendar year. In addition, Aeroplan has historically experienced greater redemptions and therefore costs for rewards, in the first and second quarters of the calendar year and lower redemptions and related costs for rewards in the third and fourth quarters of the calendar year. This pattern results in significantly higher operating cash flow and margins in the third and fourth quarters for each calendar year compared to the first and second quarters. This pattern may however vary in future years as the degree of seasonality evolves over time.

Demand for travel rewards is also affected by factors such as economic conditions, war or the threat of war, fare levels and weather conditions. Due to these and other factors, operating results for an interim period are not necessarily indicative of operating results for an entire year, and operating results for a historical period are not necessarily indicative of operating results for a future period.

Regulatory Matters

Aeroplan's business is subject to several types of regulation, including legislation relating to privacy, consumer protection, competition, advertising and sales, and lotteries, gaming and publicity contests. As well, an increasing number of laws and regulations pertain to the Internet. These laws and regulations relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. In addition, Air Canada, one of Aeroplan's leading commercial partners, and several other Aeroplan commercial partners operate in the highly regulated airline industry. Changes in regulations affecting Aeroplan, Air Canada, one of Aeroplan's top three Accumulation Partners or the airline industry generally, or the implementation of additional limitations or adverse regulatory decisions affecting such entities may have a material adverse effect on Aeroplan's business, results from operations and financial condition.

Reliance on Key Personnel

The success of Aeroplan depends on the abilities, experience, industry knowledge and personal efforts of senior Management and other key employees of Aeroplan, including their ability to retain and attract skilled employees. The loss of the services of such key personnel could have a material adverse effect on the business, financial condition or future prospects of Aeroplan. The growth plans may put additional strain and demand on senior Management and key employees and produce risks in both productivity and retention levels. In addition, Aeroplan may not be able to attract and retain additional qualified management as needed in the future.

Labour Relations

Contact centre agents are covered by a collective agreement between the National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW-Canada) Local 2002 ("CAW") and Air Canada until 2009. While Aeroplan enjoys positive relations with the unionized contact centre agents, if Air Canada faces labour

disturbances resulting in work stoppages or other action instigated from within the larger bargaining unit, this could have a material adverse effect on Aeroplan's business. Furthermore, if at the expiration of the applicable collective agreement, the relevant parties are unable to renegotiate the collective agreement with CAW, it could result in work stoppages and other labour disturbances which would similarly have a material adverse effect on Aeroplan's business. In addition, if the general services agreement effective January 1, 2005 between Air Canada and Aeroplan (the "GSA") is terminated by Air Canada, it could have a material adverse effect on Aeroplan's business in the event that Aeroplan is unable to hire a sufficient number of contact centre agents during the six month termination period under the GSA.

Technological Disruptions and Inability to use Third-Party Software

Aeroplan's ability to protect its data and contact centres against damage from fire, power loss, telecommunications failure and other disasters is critical. In order to provide many of its services, Aeroplan must be able to store, retrieve, process and manage large databases and periodically expand and upgrade its capabilities. While Aeroplan has in place, and continues to invest in, technology security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly. Any damage to Aeroplan's data and contact centres, any failure of Aeroplan's telecommunication links that interrupts its operations or any impairment of Aeroplan's ability to use software licensed to it could adversely affect its ability to meet Aeroplan's commercial partners' and members' needs and their confidence in utilizing Aeroplan in the future.

In addition, proper implementation and operation of technology initiatives is fundamental to Aeroplan's ability to operate a profitable business. Aeroplan continuously invests in new technology initiatives to remain competitive, and its continued ability to invest sufficient amounts to enhance technology will affect Aeroplan's ability to operate successfully. An inability to invest in technological initiatives would have a material adverse effect on Aeroplan's business, results from operations and financial condition.

Failure to Protect Aeroplan's Intellectual Property Rights

Third parties may infringe or misappropriate Aeroplan's trademarks or other intellectual property rights or may challenge the validity of Aeroplan's trademarks or other intellectual property rights, which could have a material adverse effect on Aeroplan's business, financial condition or operating results. The actions that Aeroplan takes to protect its trademarks and other proprietary rights may not be adequate. Litigation may be necessary to enforce or protect Aeroplan's intellectual property rights, protect its trade secrets or determine the validity and scope of the proprietary rights of others. Aeroplan cannot ensure that it will be able to prevent infringement of its intellectual property rights or misappropriation of its proprietary information. Any infringement or misappropriation could harm any competitive advantage Aeroplan currently derives or may derive from its proprietary rights. Third parties may assert infringement claims against Aeroplan. Any such claims and any resulting litigation could subject Aeroplan to significant liability for damages. An adverse determination in any litigation of this type could require Aeroplan to design around a third party's patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in the diversion of Aeroplan's time and resources. Any claims from third parties may also result in limitations on Aeroplan's ability to use the intellectual property subject to these claims.

Interest Rate and Currency Fluctuations

Aeroplan may be exposed to fluctuations in interest rates under its borrowings. Increases in interest rates may have an adverse effect on the earnings of Aeroplan. In addition, Aeroplan's financial results are sensitive to the changing value of the Canadian dollar. In particular, Aeroplan is affected by fluctuations in the Canada/U.S. dollar exchange rate. Aeroplan incurs expenses in U.S. dollars for such items as air, car rental and hotel rewards issued to redeeming Aeroplan members, while a substantial portion of its revenues are generated in Canadian dollars. A significant deterioration of the Canadian dollar relative to the U.S. dollar would increase the costs of Aeroplan and could have an adverse effect on Aeroplan's business, results from operations and financial condition. In addition, Aeroplan may be unable to appropriately hedge the risks associated with fluctuations in exchange rates.

Leverage and Restrictive Covenants in Current and Future Indebtedness

The ability of the Fund, the Trust and Aeroplan to make distributions, pay dividends or make other payments or advances will be subject to applicable laws and contractual restrictions contained in the instruments governing any

indebtedness of the Trust and/or Aeroplan (including the Credit Facilities). The degree to which Aeroplan is leveraged could have important consequences to Unitholders, including: (i) that Aeroplan's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; (ii) that a significant portion of Aeroplan's cash flow from operations may be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations; (iii) that certain of Aeroplan's borrowings will be at variable rates of interest, which exposes Aeroplan to the risk of increased interest rates; and (iv) that Aeroplan may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures. These factors may increase the sensitivity of Distributable Cash to interest rate variations.

In addition, the Credit Facilities contain a number of financial and other restrictive covenants that require Aeroplan to meet certain financial ratios and financial condition tests and limit Aeroplan's ability to enter into certain transactions. A failure to comply with the obligations in the Credit Facilities could result in a default which, if not cured or waived, could result in a termination of distributions by Aeroplan and permit acceleration of the relevant indebtedness. If the indebtedness under the Credit Facilities, including any possible hedge contracts with the lenders, were to be accelerated, there can be no assurance that the assets of Aeroplan would be sufficient to repay in full that indebtedness.

Aeroplan may need to refinance its available credit facilities or other debt and there can be no assurance that Aeroplan will be able to do so or be able to do so on terms as favourable as those presently in place. If Aeroplan is unable to refinance these credit facilities or other debt, or is only able to refinance these credit facilities or other debt on less favourable and/or more restrictive terms, this may have a material adverse effect on Aeroplan's financial position, which may result in a reduction or suspension of cash distributions to Unitholders. In addition, the terms of any new credit facility or debt may be less favourable or more restrictive than the terms of the existing credit facilities or other debt, which may indirectly limit or negatively impact the ability of the Fund to pay cash distributions.

Economic Downturn

Aeroplan derives its revenues principally from the sale of Aeroplan Miles to its Accumulation Partners which is, ultimately dependant on consumer spending. Cyclical deviations in the economy, a prolonged recession or an increase in interest rates could have a material adverse effect on members spending with Accumulation Partners, the use of credit or charge cards or the marketing spending of Accumulation Partners. This could decrease Aeroplan's attractiveness to its commercial partners and their participation in the Aeroplan Program. These factors, individually or in combination, could have a material adverse effect on Aeroplan's business, results from operations and financial condition.

Risks Related to the Structure of the Fund

Control of Aeroplan

ACE currently owns 62,292,088 Units representing, indirectly, 31.1% of the interests in Aeroplan. Immediately following the closing of the Offering, ACE will hold 40,292,088 Units representing 20.1% of the issued and outstanding Units, and representing, indirectly, 20.1% of the interests in Aeroplan.

Under a unanimous securityholders' agreement entered into on June 29, 2005 by the Fund, the Trust, Aeroplan, Aeroplan GP and ACE governing their securityholdings in, and the business and affairs of, Aeroplan GP and Aeroplan, as amended as of March 14, 2007 (the "Securityholders' Agreement"), ACE has the ability to nominate a majority of the members of the Board of Directors of Aeroplan GP until its interest in the Fund falls below 20%. ACE effectively, through its representation on the Board of Directors, has sufficient voting power to exercise control over corporate transactions submitted to the Board of Directors. The Fund currently owns a 100% interest in Aeroplan and has a minority representation on the Board of Directors. The interests of ACE may conflict with those of Unitholders.

Restrictions on Certain Unitholders and Liquidity of Units

The Fund Declaration of Trust imposes various restrictions on Unitholders of the Fund. Non-resident Unitholders are prohibited from beneficially owning more than 49.9% of the Fund Units. These restrictions may limit (or inhibit the exercise of) the rights of certain Unitholders, including non-residents of Canada and United States persons, to acquire Units, to exercise their rights as Unitholders and to initiate and complete take-over bids in respect of the Units. As a result, these restrictions may limit the demand for Units from certain investors and thereby adversely affect the liquidity and market value of the Units held by the public. Following the Closing of the Offering, the

22,000,000 Offered Units currently held by ACE, a resident of Canada, will be held by public Unitholders. Should a significant number of such 22,000,000 Offered Units be held by non-residents of Canada, the risks described herein may be increased.

Future Sales of Units by or for ACE

ACE holds 31.1%, and following the Closing of the Offering will hold 20.1% of the outstanding Units which can be sold by ACE, subject to certain legal requirements. ACE has also been granted certain registration rights by the Fund under the Investor Liquidity Agreement. If ACE sells additional substantial amounts of Units in the public market, the market price of the Units could fall. The perception among the public that these sales will occur could also produce such effect.

Dependence on Aeroplan

The Fund is an unincorporated open-ended trust which is entirely dependent on the operations and assets of Aeroplan through the indirect ownership of 100% of the LP Units. Cash distributions to Unitholders are dependent on, among other things, the ability of the Trust to pay interest on the Trust Notes and to make cash distributions in respect of the Trust Units, which, in turn, is dependent on Aeroplan making cash distributions. The ability of Aeroplan or the Trust to make cash distributions or other payments or advances is subject to applicable laws and regulations and contractual restrictions contained in the instruments governing any indebtedness of those entities.

Cash Distributions Are Not Guaranteed and Will Fluctuate with the Business Performance

Although the Fund intends to distribute the interest received in respect of the Trust Notes and the cash distributions received in respect of the Trust Units, less expenses and amounts, if any, paid by the Fund in connection with the redemption of Units, there can be no assurance regarding the amounts of income to be generated by Aeroplan's business or ultimately distributed to the Fund. The actual amount distributed in respect of the Units is not guaranteed and depends upon numerous factors, including Aeroplan's operating cash flows, profitability and its ability to sustain Adjusted EBITDA margins and the fluctuations in Aeroplan's working capital and capital expenditures, all of which are susceptible to a number of risks.

If the Fund elects to convert from its current income trust structure to a corporate structure, there can be no assurance that the Fund will maintain its current distribution policy and that dividends will be paid to its shareholders in amounts equivalent to the current monthly distributions paid to Unitholders.

Nature of Units

The Units do not represent a direct investment in the business of Aeroplan and should not be viewed by investors as direct securities of Aeroplan. As holders of Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Units represent a fractional interest in the Fund. The Fund's primary assets are Trust Units and Trust Notes. The price per Unit is a function of anticipated distributable income.

The Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Liability

The Fund Declaration of Trust provides that no Unitholder shall be subject to any liability whatsoever to any person in connection with a holding of Units. However, in jurisdictions outside the Provinces of Ontario, Québec and Alberta, there remains a risk, which is considered by the Fund to be remote in the circumstances, that a Unitholder could be held personally liable, despite such statement in the Fund Declaration of Trust, for the obligations of the Fund to the extent that claims are not satisfied out of the assets of the Fund. The affairs of the Fund are conducted to seek to minimize such risk wherever possible.

Dilution of Existing Unitholders and Limited Partnership Unitholders

The Fund Declaration of Trust authorizes the Fund to issue an unlimited number of Units for that consideration and on those terms and conditions as shall be established by the Trustees without the approval of any Unitholders. The

Unitholders have no pre-emptive rights in connection with such further issues. Aeroplan is permitted to issue additional LP Units for any consideration and on any terms and conditions.

Income Tax Matters

There can be no assurance that Canadian federal income tax laws and administrative policies and assessing practices respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects the holders of Units. If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax considerations described under the heading "Certain Canadian Federal Income Tax Considerations" would be materially and adversely different in certain respects.

The Fund Declaration of Trust provides that a sufficient amount of the Fund's net income and net realized capital gains shall be distributed each year to Unitholders in order to eliminate the Fund's liability for tax under Part I of the Tax Act. Where such amount of net income and net realized capital gains of the Fund in a taxation year exceeds the cash available for distribution in the year, such excess net income and net realized capital gains will be distributed to Unitholders in the form of additional Units. Unitholders are generally required to include an amount equal to the fair market value of those Units in their taxable income, in circumstances when they do not directly receive a cash distribution.

On October 31, 2006, the Minister of Finance (Canada) announced a "Tax Fairness Plan" which, in part, proposed changes to the manner in which certain flow-through entities and the distributions from such entities are taxed. Bill C-52, Budget Implementation Act, 2007, which received Royal Assent on June 22, 2007, contained the SIFT Rules, which are designed to implement these proposals. Under the SIFT Rules, the Fund, as a publicly traded income trust, is considered a SIFT and will be subject to trust level taxation as of January 1, 2011 at a rate comparable to the combined federal and provincial corporate tax rate on certain types of income. In addition, the taxable distributions received by Unitholders will be treated as dividends from a taxable Canadian corporation. For a detailed discussion of the application of the SIFT Rules to the Fund and, potentially, to the Trust and to Aeroplan, as well as the risks associated therewith, please refer to "Certain Canadian Federal Income Tax Considerations — SIFT Rules".

On June 26, 2007, the Ministère des Finances (Québec) (the "Ministère") published Information Bulletin 2007-5 confirming that Québec's tax legislation will be harmonized with the SIFT Rules but that a separate Québec tax regime relating to SIFT entities will be implemented. More specifically, the Ministère announced that a SIFT with an establishment in Québec at any time in a taxation year will be subject to a Québec tax at a rate generally equal to the Québec tax rate relating to corporations and that a business allocation formula based on the gross income of a SIFT and the wages and salaries it pays, similar to the one used for the purposes of determining the tax payable by a corporation that has activities in Québec and outside Québec, will apply to determine the tax payable to Québec by a SIFT that has, in a taxation year, an establishment both in Québec and outside Québec. The Minister of Finance (Canada) has not yet indicated how the SIFT Rules will be amended to take into account the proposed Québec tax regime.

There can be no assurance that the Fund, the Trust or Aeroplan will be able to retain the benefit of the deferred application of the SIFT Rules until 2011. Loss of the benefit of the deferred application of the SIFT Rules until 2011 could have a material and adverse affect on the value of the Units.

The SIFT Rules may have an adverse impact on the Fund, the Trust, Aeroplan and the Unitholders, on the value of the Units and on the ability of the Fund, the Trust and Aeroplan to undertake financings and acquisitions, and, at such time as the SIFT Rules apply the Distributable Cash of the Fund may be materially reduced. The effect of the recently enacted SIFT Rules on the market for the Units is uncertain.

No assurance can be given that Canadian federal and/or provincial income tax law respecting income trusts and other flow-through entities will not be further changed in a manner which adversely affects the Fund and its Unitholders.

Nature of Distributions

The after-tax return for any Units owned by Unitholders which are subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the Fund (portions of which may be fully or partially taxable or may be tax deferred). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to Unitholders. The SIFT Rules will apply a tax on certain income earned by a SIFT trust or partnership, and treat the taxable distributions of such income received by investors in such entities as taxable

dividends. The SIFT Rules do not change the tax treatment of distributions that are in excess of the taxable income of a SIFT trust. The SIFT Rules generally do not apply to income trusts, the units of which were publicly traded as of October 31, 2006, such as the Fund, until January 1, 2011, subject to compliance with the Normal Growth Guidelines released by the Department of Finance on December 15, 2006, as may be amended from time to time.

Conversion to Corporate Structure

In the context of the strategic objectives of the Fund and Aeroplan, it may become in the Fund's interest to convert to a corporate structure prior to January 1, 2011. Should the Fund decide to convert from its current structure to a corporate structure, there may be an adverse impact on the market price of the Units resulting from the change in status.

Investment Eligibility

There can be no assurance that the Units will continue to be qualified investments for Plans under the Tax Act. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments by Plans.

Restrictions on Potential Growth

The payout by Aeroplan of substantially all of its operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of Aeroplan and its cash flow.

BOOK-BASED SYSTEM

Registration of interests in and transfers of the Units will only be made through the book-based system administered by CDS, the whole subject to applicable law. On or about the date of closing of the Offering, the Fund and the Selling Unitholder will deliver to CDS a certificate evidencing the aggregate number of Units purchased under this Offering. Units must be purchased, transferred and surrendered for redemption, exchange or retraction through a CDS Participant. All rights of an owner of Units must be exercised through, and all payments or other property to which such owner is entitled will be made or delivered by, CDS or the CDS Participant through which the owner holds units. Upon a purchase of any Units, the owner will receive only the customary confirmation. References in this short form prospectus to a Unitholder of Units means, unless the context otherwise requires, the owner of the beneficial interest in such securities.

The ability of a beneficial owner of Units to pledge such securities or otherwise take action with respect to such owner's interest in such securities (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

The Fund has the option to terminate registration of the Units through the book-based system, in which event certificates for Units in fully registered form will be issued to the beneficial owners of such units or their nominees.

EXPERTS

Certain legal matters relating to the Offering will be passed upon on behalf of ACE and the Fund by Stikeman Elliott LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP. As of the date hereof, the partners and associates of Stikeman Elliott LLP, as a group, and Osler, Hoskin & Harcourt LLP, as a group, beneficially own, directly and indirectly, less than 1% of the securities of the Fund, or any associated party or affiliate of the Fund outstanding at such date.

PROMOTER

Aeroplan may be considered to be a promoter of the Fund for the purposes of applicable securities legislation by reason of Aeroplan's initiative in organizing the business and affairs of the Fund.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Units is CIBC Mellon Trust Company at its principal transfer offices in Montreal, Toronto, Vancouver, Calgary and Halifax.

AUDITORS

The independent auditors of the Fund are PricewaterhouseCoopers LLP, Chartered Accountants, Montreal, Quebec.

PURCHASER'S STATUTORY RIGHTS OF RESCISSION AND WITHDRAWAL

Securities legislation in certain provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read this short form prospectus of Aeroplan Income Fund (the "Fund") dated October ● , 2007 relating to the offering of Units of the Fund by ACE Aviation Holdings Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our reports dated February 7, 2007 to:

- The Unitholders of the Fund on the consolidated statement of financial position of the Fund as at December 31, 2006 and December 31, 2005 and the Fund's consolidated statements of earnings and accumulated deficit and cash flows for the year ended December 31, 2006 and for the period from May 12, 2005 to December 31, 2005.
- The Partners of Aeroplan Limited Partnership ("Aeroplan LP") on the consolidated financial position of Aeroplan LP as at December 31, 2006 and December 31, 2005 and Aeroplan LP's consolidated statements of operations, partners' deficiency and cash flows for each of the years then ended.

(Signed) ●
Chartered Accountants
Montreal, Quebec
October ● , 2007

CERTIFICATE OF THE FUND AND THE PROMOTER

October 5, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

AEROPLAN INCOME FUND
by Aeroplan Holding GP Inc., its attorney

By: (Signed) RUPERT DUCHESNE
President and Chief Executive Officer

By: (Signed) DAVID L. ADAMS
Executive Vice-President and Chief Financial Officer

On behalf of the Board of Directors

By: (Signed) JOANNE FERSTMAN
Director

By: (Signed) ALAN P. ROSSY
Director

The Promoter
AEROPLAN LIMITED PARTNERSHIP
By Aeroplan Holding GP Inc., its general partner

By: (Signed) RUPERT DUCHESNE
President and Chief Executive Officer

CERTIFICATE OF THE UNDERWRITERS

October 5, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

RBC Dominion Securities Inc.

By: (Signed) JEAN-MARC BOUGIE

CIBC World Markets Inc.

By: (Signed) CHARLES ST-GERMAIN

BMO Nesbitt Burns Inc.

By: (Signed) JEFFREY P. WATCHORN

TD Securities Inc.

By: (Signed) LUC OUELLET

Merrill Lynch Canada Inc.

By: (Signed) PAUL D. ALLISON

National Bank Financial Inc.

By: (Signed) ENRICO PALLOTTA

Canaccord Capital Corporation

By: (Signed) RONALD A. RIMER

Raymond James Ltd.

By: (Signed) WILLIAM MURRAY

Blackmont Capital Inc.

By: (Signed) KEVIN DALTON

Desjardins Securities Inc.

By: (Signed) GARY LITTLEJOHN

Dundee Securities Corporation

By: (Signed) DAVID HINCHEY

Research Capital Corporation

By: (Signed) DAVID KEATING

Execution Copy

UNDERWRITING AGREEMENT

October 5, 2007

AEROPLAN INCOME FUND
AEROPLAN TRUST
AEROPLAN HOLDING GP INC.
AEROPLAN LIMITED PARTNERSHIP
5100 de Maisonneuve Boulevard West
Montréal, Québec H4A 3T2

Attention: Rupert Duchesne
President and Chief Executive Officer

ACE AVIATION HOLDINGS INC.
5100 de Maisonneuve Boulevard West
Montréal, Québec H4A 3T2

Attention: Robert A. Milton
President and Chief Executive Officer

Brian Dunne
Executive Vice President and Chief Financial Officer

Ladies and Gentlemen:

The undersigned, RBC Dominion Securities Inc. ("**RBC CM**"), CIBC World Markets Inc. ("**CIBC WM**"), BMO Nesbitt Burns Inc., TD Securities Inc., Merrill Lynch Canada Inc., National Bank Financial Inc., Canaccord Capital Corporation, Raymond James Ltd., Blackmont Capital Inc., Desjardins Securities Inc., Dundee Securities Corporation and Research Capital Corporation (collectively, the "**Underwriters**" and each individually an "**Underwriter**") understand that ACE Aviation Holdings Inc. (the "**Selling Unitholder**") has agreed to sell to the Underwriters 22,000,000 trust units (the "**Units**") of Aeroplan Income Fund (the "**Fund**"), which Units shall have the material attributes described in and contemplated by the Preliminary Prospectus (as defined below) dated October 5, 2007 and executed concurrently with the execution and delivery of this Agreement.

The Units will be offered and sold to the Underwriters in Canada pursuant to the Prospectus (as defined below) and in the United States without being registered under the 1933 Act (as defined below) in reliance on an exemption therefrom. The Underwriters will distribute the Units (i) in Canada, pursuant to the Prospectus and in accordance with Regulation S (as defined below) and (ii) in the United States, in accordance with the exemption from registration provided by Rule 144A (as defined below) to Qualified Institutional Buyers (as defined below) who meet the definition of Qualified Purchaser (as defined below), all in the manner contemplated by this Agreement.

Based on the foregoing, and subject to the terms and conditions contained in this Agreement, the Underwriters, jointly and not solidarily, on the basis of the percentages set forth in section 20 of this Agreement, agree to purchase from the Selling Unitholder, and by its acceptance hereof, the

Selling Unitholder agrees to sell to the Underwriters, all but not less than all of the Units on the Closing Date (as defined below) at a price of $21.90 per Unit for an aggregate purchase price for the Units of $481,800,000 (the "**Purchase Price**").

In consideration of the Underwriters' agreement to purchase the Units, which will result from the acceptance by the Selling Unitholder of this offer, and in consideration of the services to be rendered by the Underwriters in connection therewith, the Selling Unitholder agrees to pay to the Underwriters a fee equal to 4.0% of the aggregate Purchase Price or $0.876 per Unit (the "**Underwriting Fee**") in accordance with sections 11 and 12 of this Agreement.

Such Underwriting Fee shall be due and payable at the Closing Time (as defined below) against payment for the Units.

DEFINITIONS

In this Agreement:

"**1933 Act**" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

"**1934 Act**" means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder;

"**1940 Act**" means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder;

"**Aeroplan**" means the limited partnership named Aeroplan Limited Partnership formed under the laws of the Province of Québec;

"**Aeroplan Trust**" means the unincorporated, open-ended trust established under the laws of the Province of Ontario pursuant to the Trust Declaration of Trust;

"**Aeroplan GP**" means Aeroplan Holding GP Inc., a corporation governed by the laws of Canada, and which is the general partner of Aeroplan;

"**affiliate**" and "**subsidiary**" mean an "affiliated entity" and "subsidiary entity", respectively, within the meaning of Ontario Securities Commission Rule 45-501 – *Exempt Distributions*;

"**Agreement**" means the agreement resulting from the acceptance by the Selling Unitholder of the offer made by the Underwriters by this letter;

"**Business**" means the loyalty marketing business currently carried on by Aeroplan, as described in the Prospectus;

"**Business Day**" means any day, other than a Saturday or Sunday, on which the Royal Bank of Canada and the Canadian Imperial Bank of Commerce in Montréal, Québec are open for commercial banking business during normal banking hours;

"Canadian Securities Laws" means all applicable securities laws in each of the Qualifying Provinces and the respective rules, regulations, blanket orders and blanket rulings under such laws together with applicable published policies, policy statements and notices of the securities regulatory authorities in the Qualifying Provinces;

"Canadian Securities Regulators" means the applicable securities commission or securities regulatory authority in each of the Qualifying Provinces and **"Canadian Securities Regulator"** means any one of them;

"Claims" has the meaning given to it in section 16(c);

"Closing" means the completion of the sale by the Selling Unitholder of the Units and the purchase by the Underwriters of the Units pursuant to this Agreement;

"Closing Date" means October 22, 2007 or such other date as the Selling Unitholder and the Underwriters may agree upon in writing or as may be changed pursuant to section 8 but in any event shall not be later than November 16, 2007;

"Closing Time" means 8:00 a.m. (Montréal time) on the Closing Date;

"Continuing Underwriters" has the meaning given to it in section 20(a);

"Defaulted Units" has the meaning given to it in section 20(a);

"distribution" and **"material change"** have the respective meanings given to them in the *Securities Act* (Québec) and the *Securities Act* (Ontario);

"Final Prospectus" means the (final) short form prospectus (in both the English and French languages unless the context indicates otherwise), including the Financial Statements and all other documents incorporated by reference therein, prepared by the Fund and relating to the distribution of the Units;

"Financial Information" has the meaning given to it in section 5(a)(iv);

"Financial Statements" means the financial statements of the Fund and Aeroplan incorporated by reference in the Prospectus, including the notes to such statements and the related auditor's reports on such statements, where applicable;

"Foreign Issuer" means a foreign issuer as that term is defined in Regulation S;

"Fund" has the meaning given to it above;

"Fund Declaration of Trust" means the declaration of trust establishing the Fund dated May 12, 2005, as amended and restated by the amended and restated declaration of trust dated June 21, 2005 and governed by the laws of the Province of Ontario, as amended, supplemented or restated from time to time;

"Indemnified Party" has the meaning given to it in section 16(c);

"Indemnifier" has the meaning given to it in section 16(c);

"Lead Underwriters" means RBC CM and CIBC WM;

"LP Agreement" means the limited partnership agreement dated June 21, 2005 in respect of Aeroplan entered into between Aeroplan GP, as the general partner, and the Aeroplan Limited Partnership, as initial limited partner, as amended, supplemented or restated from time to time;

"LP Units" means the limited partnership units of Aeroplan;

"Material Adverse Effect" or **"Material Adverse Change"** means any effect or change, as the case may be, that is or is reasonably likely to be materially adverse to the results of operations, financial condition, assets, properties, capital, liabilities (contingent or otherwise), cash flow, income or business operations of (i) the Fund taken together with Aeroplan Trust and (ii) Aeroplan taken together with Aeroplan GP;

"material fact" means a fact that significantly affects or would reasonably be expected to have a significant effect on the market price or value of the Units;

"Material Investments" means Aeroplan Trust, Aeroplan and Aeroplan GP and **"Material Investment"** means each such entity;

"misrepresentation" means a misrepresentation for the purposes of applicable Canadian Securities Laws or any of them or, where undefined under the applicable Canadian Securities Laws of a Qualifying Province, means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

"NP 43-201" means National Policy 43-201 – *Mutual Reliance Review for Prospectuses*, adopted by the Canadian Securities Regulators and its related memorandum of understanding;

"notice" has the meaning given to it in section 24;

"Preliminary Prospectus" means the preliminary short form prospectus (in both the English and French languages unless the context indicates otherwise), including the Financial Statements and all other documents incorporated by reference therein, dated October 5, 2007 prepared by the Fund relating to the distribution of the Units;

"Prospectus" means, collectively, the Preliminary Prospectus and the Final Prospectus;

"Prospectus Amendment" means any amendment to the Preliminary Prospectus or the Final Prospectus;

"Purchase Price" has the meaning given to it above;

"Units" has the meaning given to it above;

"Qualified Institutional Buyer" has the meaning given to it under Rule 144A;

"Qualified Purchaser" has the meaning given to it under the 1940 Act;

"Qualifying Provinces" means all of the provinces and territories of Canada;

"Refusing Underwriter" has the meaning given it in section 20(a);

"Regulation D" means Regulation D adopted by the SEC under the 1933 Act;

"Regulation S" means Regulation S adopted by the SEC under the 1933 Act;

"**Rule 144A**" means Rule 144A adopted by the SEC under the 1933 Act;

"SEC" means the United States Securities and Exchange Commission;

"Selling Firm" has the meaning given to it in section 3(a);

"Substantial U.S. Market Interest" means substantial U.S. market interest as that term is defined in Regulation S;

"Tax Act" means the Income Tax Act (Canada), R.S.C. 1985 (5th supp.) c.1, and the regulations thereunder, in each case as the same may be amended from time to time;

"Trust Declaration of Trust" means the declaration of trust establishing Aeroplan Trust dated June 21, 2005 and governed by the laws of the Province of Ontario, as amended, supplemented or restated from time to time;

"Trust's Trustees" means the trustees of Aeroplan Trust;

"Trust Units" means the trust units of Aeroplan Trust;

"Trustees" means the trustees of the Fund;

"TSX" means the Toronto Stock Exchange;

"Underwriter" and **"Underwriters"** have the respective meanings given to them above;

"Underwriting Fee" has the meaning given to it above;

"U.S. Affiliates" means the United States affiliates of the Underwriters;

"U.S. Counsel" means Skadden, Arps, Slate, Meagher & Flom LLP;

"U.S. Memorandum" has the meaning given to it in section 4(f)(i);

"U.S. Memorandum Amendment" means any amendment to the U.S. Memorandum; and

"Units" has the meaning given to it above.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. Reference to "sections" or "clauses" are to the appropriate section or clause of this Agreement.

The parties acknowledge that this Agreement is being executed on behalf of each of the Fund and Aeroplan Trust by their respective attorney, and on behalf of Aeroplan by Aeroplan GP in its capacity as the general partner of Aeroplan and the obligations of each of the Fund and Aeroplan Trust hereunder shall not be personally binding upon any of the trustees of the Fund or Aeroplan Trust or such attorney, or any unitholder of the Fund in any manner, including in respect of any indebtedness, obligation or liability of the Fund or Aeroplan Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, claims based on negligence or breach of obligations. For greater certainty, liability for any such claims, shall be limited to, and satisfied only, in respect of the Fund, out of, the Trust Assets as defined in the Fund Declaration of Trust, and in respect of Aeroplan Trust, out of the Trust Assets as defined in the Trust Declaration of Trust.

All references to "**dollars**" or "**$**" are to Canadian dollars unless otherwise expressed.

ARTICLE 1
TERMS AND CONDITIONS

1. Compliance With Canadian Securities Laws

The Fund shall, as soon as possible and in any event by 5:00 p.m. (Montréal time) on October 5, 2007 under the applicable laws of the Qualifying Provinces, have prepared and filed the Preliminary Prospectus and obtained an MRRS decision document issued by the AMF, in its capacity as the principal regulator pursuant to NP 43-201, evidencing that a receipt has been issued by each of the Canadian Securities Regulators for the Preliminary Prospectus (in the English and French languages, as appropriate) in respect of the proposed distribution of the Units.

The Fund shall, as soon as possible after any comments of the Canadian Securities Regulators have been satisfied and in any event by 5:00 p.m. (Montréal time) on October 16, 2007, under the applicable laws of the Qualifying Provinces (or in any case, by such later date or dates as may be determined by the Underwriters in their sole discretion, acting reasonably), have prepared and filed the Final Prospectus and obtained an MRRS decision document issued by the AMF, in its capacity as the principal regulator pursuant to NP 43-201, evidencing that a receipt has been issued by each of the Canadian Securities Regulators for the Final Prospectus (in the English and French languages, as appropriate) in respect of the proposed distribution of the Units and shall have fulfilled and complied with, to the reasonable satisfaction of the Underwriters, the Canadian Securities Laws required to be fulfilled or complied with by the Fund to enable the Units to be lawfully distributed to the public in the Qualifying Provinces through the Underwriters or any other investment dealers or brokers registered as such in the Qualifying Provinces.

2. Due Diligence

Prior to the filing of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment, the Fund shall have permitted the Underwriters to review and participate in the

preparation of each of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment and shall allow each of the Underwriters to conduct any due diligence investigations which any of them reasonably requires in order to fulfil its obligations as an underwriter under the Canadian Securities Laws and in order to enable each Underwriter to responsibly execute the certificate in the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment required to be executed by it. Following the filing of the Final Prospectus up to the later of the Closing Date and the date of completion of the distribution of the Units, the Fund shall allow each of the Underwriters to conduct any due diligence investigations that any of them reasonably requires to confirm as at any date that it continues to have reasonable grounds for the belief that the Final Prospectus does not contain a misrepresentation as at such date.

3. Distribution and Certain Obligations of the Underwriters

(a) The Fund agrees that the Underwriters will be permitted to appoint, at their sole expense, other registered dealers or brokers as their agents to assist in the distribution of the Units. The Underwriters shall, and shall require any such dealer or broker, other than the Underwriters, with which the Underwriters have a contractual relationship in respect of the distribution of the Units (a "**Selling Firm**"), to comply with the Canadian Securities Laws in connection with the distribution of the Units and shall offer the Units for sale to the public directly and through Selling Firms upon the terms and conditions (including the offer price) set out in the Preliminary Prospectus, Final Prospectus, any Prospectus Amendment and this Agreement. The Underwriters shall, and shall require any Selling Firm, to offer for sale to the public and sell the Units only in those jurisdictions where they may be lawfully offered for sale or sold.

(b) The Underwriters shall, and shall require any Selling Firm to agree to distribute the Units in a manner that complies with all applicable laws and regulations in each jurisdiction into and from which they may offer to sell the Units or distribute the Preliminary Prospectus, Final Prospectus or any Prospectus Amendment in connection with the distribution of the Units and will not, directly or indirectly, offer, sell or deliver any Units or deliver the Preliminary Prospectus, Final Prospectus or any Prospectus Amendment to any person in any jurisdiction other than in the Qualifying Provinces except in a manner which will not require the Fund to (i) comply with the registration, prospectus, filing or other similar requirements under the applicable securities laws of such other jurisdictions or (ii) file any general consent to service of process or qualify as a foreign corporation under the laws of such other jurisdictions.

(c) Notwithstanding the foregoing, an Underwriter will not be liable for any breach under this section 3 or Exhibit II to this Agreement by another Underwriter if the Underwriter first mentioned is not itself also in breach of this section 3 or Exhibit II.

(d) For the purposes of this section 3, the Underwriters shall be entitled to assume that the Units are qualified for distribution in any Qualifying Province where a receipt or similar document for the Prospectus shall have been obtained from the applicable Canadian Securities Regulator following the filing of the Prospectus.

4. Sale of Units

(a) Restrictions on Sale Outside the Qualifying Provinces

The Underwriters agree not to distribute the Units in such manner as to require registration of the Units or the filing of a prospectus or any similar document under the laws of any jurisdiction outside the Qualifying Provinces and to distribute the Units only in the Qualifying Provinces and in accordance with all applicable laws. In particular, the Underwriters acknowledge that the Units have not been and will not be registered under the 1933 Act and may not be offered or sold within the United States except in accordance with Rule 144A to Qualified Institutional Buyers who meet the definition of Qualified Purchaser. In this regard, the Underwriters agree that they will not offer or sell any of the Units constituting a part of their allotment within the United States except for offers and sales in the United States by the U.S. Affiliates of the Underwriters in accordance with section 4(c) below. Any agreements between the Underwriters and the members of any banking or selling group will contain similar restrictions to those contained in this section 4(a).

(b) Representations, Warranties and Covenants of the Fund as to U.S. Sales

The Fund hereby represents, warrants and covenants to and with the Underwriters that:

(i) it is a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest with respect to the Units;

(ii) none of the Fund, its affiliates or any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States (within the meaning of Regulation S) or has engaged or will engage in any form of general solicitation or general advertising in the United States (as those terms are defined in Regulation D) with respect to the Units;

(iii) the Units satisfy the requirements set forth in Rule 144A(d)(3) under the 1933 Act; and

(iv) so long as any Units which have been sold in the United States in reliance upon Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the 1933 Act, and if the Fund is not subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the 1934 Act, nor exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Fund shall provide to any holder of the Units, or to any prospective purchaser of the Units designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided pursuant to Rule 144A(d)(4) under the 1933 Act (so long as such requirement is necessary in order to permit holders of the Units to effect resales under Rule 144A).

(c) **Representations and Warranties of the Underwriters as to U.S. Sales**

Each of the Underwriters represents and warrants to and with the Fund that:

(i) it acknowledges that the Units have not been and will not be registered under the 1933 Act and may not be offered or sold within the United States except to Qualified Institutional Buyers who meet the definition of Qualified Purchaser, pursuant to the exemption from the registration requirements of the 1933 Act provided by Rule 144A and exemptions from applicable state securities laws. It has not offered or sold, and will not offer or sell, any of the Units constituting part of its allotment except (a) in an offshore transaction in accordance with Regulation S or (b) in the United States in accordance with Rule 144A to a person it reasonably believes is a Qualified Institutional Buyer who meets the definition of Qualified Purchaser and exemptions from applicable state securities laws as provided in sections 4(e) and 4(f) below. Accordingly, neither it, its affiliates nor any persons acting on their behalf have engaged or will engage in any directed selling efforts (within the meaning of Regulation S) in the United States with respect to the Units; and

(ii) it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Units, except with its affiliates, any selling group members or with the prior written consent of the Fund.

(d) **Selling Group Members**

The Underwriters shall require each selling group member to agree, for the benefit of the Fund, to comply with, and shall use their best efforts to ensure that each selling group member complies with, the provisions of sections 4(c)(i) and 4(c)(ii) of this Agreement as if such provisions applied to such selling group member.

(e) **Covenants of the Underwriters as to U.S. Sales**

Each Underwriter covenants with the Fund that:

(i) all offers and sales of the Units in the United States will be effected in accordance with all applicable U.S. broker-dealer requirements;

(ii) its U.S. Affiliate selling Units in the United States is a Qualified Institutional Buyer within the meaning of Rule 144A who meets the definition of Qualified Purchaser;

(iii) all offers and sales of the Units in the United States will be effected in compliance with registration or qualification provisions of applicable state securities (**"blue sky"**) laws, or exemptions therefrom;

(iv) it will not, either directly or through its U.S. Affiliate, solicit offers for, or offer to sell, the Units in the United States by means of any form of general solicitation or general advertising (as those terms are used in

Regulation D) or in any manner involving a public offering within the meaning of section 4(2) of the 1933 Act;

(v) it will solicit (and will cause its U.S. Affiliate to solicit) offers for the Units in the United States only from, and will offer the Units only to, persons who it reasonably believes to be Qualified Institutional Buyers in accordance with Rule 144A who meet the definition of Qualified Purchaser. It also agrees that it will solicit offers for the Units only from, and will offer the Units only to, persons that in purchasing such Units will be deemed to have represented and agreed as provided in Exhibit I (to the extent such representations are applicable to the purchaser concerned);

(vi) each offeree in the United States will be provided with a preliminary and final U.S. Memorandum (as defined below) and no other written material will be used in connection with the offer or sale of the Units in the United States;

(vii) it will inform (and cause its U.S. Affiliate to inform) all purchasers of the Units in the United States that the Units have not been and will not be registered under the 1933 Act and are being sold to them without registration under the 1933 Act in reliance on the exemption from the registration requirements of the 1933 Act provided by Rule 144A; and

(viii) any offer, sale or solicitation of an offer to buy Units that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers who meet the definition of Qualified Purchaser.

(f) **Underwriters' U.S. Affiliates**

Each Underwriter agrees that:

(i) it will deliver, through its U.S. Affiliate, a copy of each of the preliminary U.S. private placement memorandum and final U.S. private placement memorandum (together, the "**U.S. Memorandum**"), including (i) the Preliminary Prospectus or Final Prospectus, as the case may be, relating to the Units, and (ii) a U.S. covering memorandum for the U.S. offering to each person in the United States purchasing Units from it. Each purchaser in the United States will have received at or prior to the time of purchase of any Units the U.S. Memorandum including the Final Prospectus. The U.S. Memorandum shall be in form and substance satisfactory to the Fund and shall contain the disclosure set forth in Exhibit I;

(ii) it shall cause its U.S. Affiliate to agree, for the benefit of the Fund, to the same provisions as are contained in sections 4(d) and 4(e) of this Agreement; and

(iii) at Closing, it, together with its U.S. Affiliate selling Units in the United States, will provide a certificate, substantially in the form of Exhibit II to this Agreement relating to the manner of the offer and sale of the Units in the United States.

5. Delivery of Documents

(a) Deliveries on Filing

On or prior to the day of the filing of the Preliminary Prospectus or the Final Prospectus, as the case may be, the Fund shall deliver to each of the Underwriters:

(i) a copy of the Preliminary Prospectus and the Final Prospectus in the English language signed and certified as required by the Canadian Securities Laws in the Qualifying Provinces other than Québec;

(ii) a copy of the Preliminary Prospectus and the Final Prospectus in the French language signed and certified as required by the Canadian Securities Laws applicable in Québec;

(iii) a copy of any other document required to be filed along with the Final Prospectus by the Fund under the Canadian Securities Laws;

(iv) opinions of Stikeman Elliott LLP, dated the date of the Preliminary Prospectus and the date of the Final Prospectus, respectively, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, the Selling Unitholder, the Fund, their respective counsel and the Trustees to the effect that the French language version of each of the Preliminary Prospectus and the Final Prospectus, except for the Financial Statements and certain other financial information upon which the auditors of an issuer usually opine, including management's discussion and analysis incorporated by reference in the Prospectus (collectively, the "**Financial Information**") as to which no opinion need be expressed by such counsel, is, in all material respects, a complete and proper translation of the English language version thereof;

(v) opinions of PricewaterhouseCoopers LLP dated the date of the Preliminary Prospectus and the date of the Final Prospectus, respectively, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, the Selling Unitholder, the Fund, their respective counsel and the Trustees to the effect that the French language version of the Financial Information is, in all material respects, a complete and proper translation of the English language version thereof; and

(vi) a "long form" comfort letter of PricewaterhouseCoopers LLP, dated the date of the Final Prospectus (with the requisite procedures to be completed by such auditors no later than two Business Days prior to the date of the Final Prospectus), addressed to the Underwriters and the

Trustees in form and substance satisfactory to the Underwriters, containing statements and information of the type ordinarily included in "comfort letters" to underwriters in connection with a public offering of securities in Canada, with respect to certain financial and accounting information relating to the Fund, Aeroplan and the Business in the Final Prospectus, which letter shall be in addition to the auditors' report incorporated by reference in the Final Prospectus and the auditors' comfort letters addressed to the Canadian Securities Regulators.

(b) **Prospectus Amendments**

During the period from the date of this Agreement until the later of the Closing Date and the date of completion of distribution of the Units under the Final Prospectus, the Fund will comply with Section 25 of the *Securities Act* (Québec) and with the comparable provisions of the other Canadian Securities Laws, and the Fund will prepare, with the input of the Underwriters, and will file promptly after consultation with the Underwriters any Prospectus Amendment which, in the opinion of the Fund, may be necessary or advisable, and will otherwise comply with all legal requirements necessary to continue to qualify the Units for distribution in each of the Qualifying Provinces.

In the event that the Fund is required by Canadian Securities Laws (as a result of a change in Canadian Securities Laws or otherwise) to prepare and file a Prospectus Amendment, the Fund shall prepare and deliver promptly to the Underwriters and the Selling Unitholder signed and certified copies of such Prospectus Amendment in the English and French languages. Concurrently with the delivery of any Prospectus Amendments, the Fund shall deliver to the Underwriters, with respect to such Prospectus Amendment, documents similar to those referred to in sections 5(a)(iii), (iv), (v) and (vi) and shall prepare and deliver to the Underwriters a corresponding U.S. Memorandum Amendment. The Underwriters shall deliver a copy of any applicable Prospectus Amendment to each purchaser of Units from the Underwriters.

In addition to the matters set out above in this section 5 and in section 10, the Fund will, in good faith, discuss with the Underwriters any change, event or fact contemplated in those sections which is of a nature that there may be reasonable doubt as to whether notice should be given to the Underwriters under section 10 and will consult with the Underwriters with respect to the form and content of any Prospectus Amendment, it being understood and agreed that no such Prospectus Amendment will be filed with any Canadian Securities Regulator prior to the review by the Underwriters and their counsel.

The Fund will advise each Underwriter promptly of any proposed U.S. Memorandum Amendment and will not effect such U.S. Memorandum Amendment without consulting with the Underwriters.

(c) **Commercial Copies**

The Fund shall cause commercial copies of the Prospectus in the English and French languages to be printed and delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may reasonably request by written instructions to the printer of such documents. Such delivery of the Prospectus shall be effected as soon as possible after filing thereof with the Canadian Securities Regulators but, in any event, on or before 5:00 p.m.

(Montréal time) on the third Business Day after the filing thereof. Such deliveries shall constitute the consent of the Fund to the Underwriters' use of the Prospectus for the distribution of the Units in the Qualifying Provinces in compliance with the provisions of this Agreement and Canadian Securities Laws. The Fund shall similarly cause to be delivered commercial copies of any Prospectus Amendments. The commercial copies of the Prospectus shall be identical in content to the electronically transmitted versions thereof filed with Canadian Securities Regulators pursuant to the System for Electronic Document Analysis and Retrieval (SEDAR).

6. Representations and Warranties

(a) Representations as to Prospectus and Prospectus Amendments

Filing of the Preliminary Prospectus, Final Prospectus and any Prospectus Amendment shall constitute a representation and warranty by the Fund and each of the Material Investments to the Underwriters that, as at their respective dates and as at the date of filing:

(i) the information and statements (except information and statements relating solely to the Underwriters or the Selling Unitholder which have been provided in writing by the Underwriters or the Selling Unitholder, as the case may be, specifically for use in the Prospectus or any Prospectus Amendment) contained in the Preliminary Prospectus, Final Prospectus and any Prospectus Amendment contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Fund, the Business and the Units as required by Canadian Securities Laws and, for the purposes of the Province of Québec contains no misrepresentation that is likely to affect the value or the market price of Units; and

(ii) such documents comply fully with the requirements of Canadian Securities Laws other than as to non-material matters.

Such filings shall also constitute the Fund's consent to the Underwriters' use of the Prospectus and any Prospectus Amendment in connection with the distribution of the Units in the Qualifying Provinces in compliance with this Agreement and Canadian Securities Laws.

(b) Representations and Warranties of the Fund and Material Investments

The Fund and each Material Investment solidarily (jointly and severally) represent and warrant the following to the Underwriters and the Selling Unitholder and acknowledge that the Underwriters are relying upon such representations and warranties in purchasing the Units:

(i) the Fund is an unincorporated open-ended trust established under the laws of the Province of Ontario pursuant to the Fund Declaration of Trust and the Trustees have all necessary power and authority to own, lease and operate its assets and to carry on its activities as described in the Prospectus, and to enter into and perform its obligations under this Agreement;

(ii) the Fund has authorized capital consisting of an unlimited number of trust units of which 199,999,854 Units are issued and outstanding and no person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Fund of any unissued Units or other securities of the Fund, except as otherwise referred to in the Prospectus;

(iii) Aeroplan Trust is an unincorporated, open-ended trust established under the laws of the Province of Ontario pursuant to the Trust Declaration of Trust and the Trust's Trustees have all necessary power and authority to own, lease and operate its assets and to carry on its business as described in the Prospectus, and to enter into and perform its obligations under this Agreement;

(iv) the authorized capital of Aeroplan Trust consists of an unlimited number of Trust Units and the Fund is the registered owner of all of the issued and outstanding Trust Units and is the registered holder of all of the issued and outstanding Trust Notes; the Fund does not hold interests in any other entity other than Aeroplan Trust; and no person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from Aeroplan Trust of any unissued trust units or other securities of Aeroplan Trust, except as otherwise referred to in the Prospectus;

(v) Aeroplan GP is a corporation existing under the laws of Canada and has all necessary corporate power and authority to own, lease and operate its assets and to carry on its business as described in the Prospectus, and to enter into and perform its obligations under this Agreement;

(vi) the authorized capital of Aeroplan GP consists of an unlimited number of Common Shares; Aeroplan Trust is the registered and beneficial owner of 100% of the issued and outstanding Common Shares of Aeroplan GP. Aeroplan Trust does not hold interests in any entity other than Aeroplan GP and Aeroplan; and no person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from Aeroplan Trust of any securities of Aeroplan GP or from Aeroplan GP of any unissued securities, except as otherwise referred to in the Prospectus;

(vii) Aeroplan is a limited partnership formed pursuant to the LP Agreement and existing under the laws of the Province of Québec and has all necessary power and authority to own, lease and operate its assets and carry on its business (including the Business) as described in the Prospectus and enter into and perform its obligations under this Agreement;

(viii) Aeroplan GP is the sole general partner of Aeroplan, and Aeroplan Trust is the sole limited partner of Aeroplan and has the partnership interests described in the Prospectus; Aeroplan owns, directly or indirectly, or leases, licences or otherwise has the right to use all or substantially all of the assets used in the Business and which are necessary to carry on the Business as described in the Prospectus; Aeroplan does not hold interests in any material entities except as described in the Prospectus; and no person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from Aeroplan GP or Aeroplan Trust of their interests in Aeroplan or from Aeroplan of any unissued partnership interests of Aeroplan or any of its assets except as otherwise referred to in the Prospectus;

(ix) the Fund and each Material Investment are not in violation of, and the execution and delivery of this Agreement and the performance by the Fund and each Material Investment of their respective obligations under this Agreement will not result in any breach or violation of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time, or both, would constitute a default under, any term or provision of their respective constating documents or by-laws or any resolution of the Trustees or unitholders of the Fund or the directors or securityholders of such Material Investment, as applicable, or any contract, mortgage, note, indenture, joint venture or partnership arrangement, instrument, lease, judgment, decree, order, statute, licence or regulation applicable to the Fund or such Material Investment, where such violation, breach, conflict or default would result in a Material Adverse Effect;

(x) no approval, authorization, consent or other order of, and no filing, registration or recording with, any court or governmental authority is required of the Fund or any Material Investment in connection with the execution and delivery or with the performance by the Fund or any Material Investment of this Agreement except as disclosed in the Prospectus or as will be obtained or made prior to Closing and as required to comply with Canadian Securities Laws applicable to the distribution of the Units in the Qualifying Provinces, if any, and except where such failure to obtain would not have a Material Adverse Effect;

(xi) this Agreement has been duly authorized, executed and delivered by each of the Fund and each Material Investment and constitutes a legal, valid and binding obligation of each of the Fund, Aeroplan Trust, Aeroplan GP and Aeroplan, enforceable against each of the Fund, Aeroplan Trust, Aeroplan GP and Aeroplan in accordance with its terms, except as enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable

principles when equitable remedies are sought and subject to the fact that rights of indemnity and contribution may be limited by applicable law;

(xii) the description of the Units in the Prospectus conforms in all material respects to the rights, privileges, restrictions and conditions attaching to the Units;

(xiii) policies of insurance issued by insurers are maintained in respect of the operations and assets of the Business as are customarily carried and insured against by owners of comparable businesses, properties and assets, and such policies of insurance will, on and after the Closing Date, be maintained for the benefit of Aeroplan. Except as would not reasonably be expected to have a Material Adverse Effect, all such policies of insurance are in full force and effect and no default exists under such policies of insurance as to the payment of premiums or otherwise, under the terms of any such policy;

(xiv) all tax returns required to be filed by the Fund and each of the Material Investments on or prior to the date hereof have been filed, and all taxes and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax or penalties applicable thereto, due or claimed to be due from such entities have been paid, other than those being contested in good faith and for which adequate reserves have been provided; there is no tax deficiency which has been or might be asserted against the Fund or any of the Material Investments which would have a Material Adverse Effect; and all material tax liabilities are adequately provided for in accordance with Canadian generally accepted accounting principles within the consolidated financial statements of the Fund;

(xv) except where non-compliance does not have and would not reasonably be expected to have a Material Adverse Effect, the Fund and each of the Material Investments has conducted and is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on the Business and holds all licences, registrations and qualifications which are material to the Fund and the Material Investments on a consolidated basis in all jurisdiction in which it carries on the Business in order to carry on the Business as now conducted;

(xvi) except as disclosed in the Prospectus, the Fund and the Material Investments own, or have rights to use, the trade marks, trade names, business names, brand names, service marks, URL addresses, copyrights, including any author or moral rights, designs, inventions, patents, processes, know-how, technology and related goodwill and applications, registrations, issued patents, continuations in part, divisional applications or analogous rights or licence rights therefor (the "**Intellectual Property Rights**") as are necessary for the conduct of the Business as is currently conducted. Each Intellectual Property Right that is material to the

Business is in full force and effect, all material obligations with respect thereto have been fulfilled and performed in all material respects, and to the knowledge of the Fund and the Material Investments, there is no infringement of any such Intellectual Property Right owned by Aeroplan except to the extent that (A) any such failure to (1) be in full force and effect or (2) to have fulfilled and performed any such material obligations, and (B) any such infringements, individually and in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect.

Neither the Fund nor any of the Material Investments has received any written notice of infringement of any third party Intellectual Property Rights which has not been resolved and which would reasonably be expected to have a Material Adverse Effect, and neither the Fund nor any of the Material Investments has received written notice of (A) any pending or threatened litigation, (B) adversarial proceeding, (C) administrative action, or (D) other challenge or claim, relating to any registered or pending Intellectual Property Rights owned by the Fund or any of the Material Investments which has not been resolved and which would reasonably be expected to have a Material Adverse Effect.

The consummation of the transactions contemplated hereby will not result in any loss or impairment of, nor default relating to, any registered or pending Intellectual Property Rights owned by the Fund or a Material Investment, except for any loss or impairment which would not have a Material Adverse Effect;

(xvii) all computer hardware, software (including soft source code and object code, documentation, interfaces and development tools), programs, databases, telecommunications equipment and facilities and other information technology systems ("**Information Technology**") owned, used or held by the Fund or any Material Investment: (A) is suitable for the purposes for which it is being used; (ii) is free from known material defects or deficiencies; and (iii) to the knowledge of the Fund and the Material Investments, does not contain any disabling mechanism or protection features which are designed to disrupt or prevent the use of the Information Technology, including computer viruses, time locks or any code, abstraction or device that may be used without authority to access, modify, delete or damage any of the Information Technology;

(xviii) except as disclosed in the Prospectus, there are no actions, claims, investigations, arbitrations, and other proceedings pending or, to the knowledge of the Fund and the Material Investments, threatened against or with respect to, or affecting in any manner, the Business, the Fund or the Material Investments, or any of their respective assets, which would, if determined adversely to the Fund or a Material Investment, reasonably be expected to have a Material Adverse Effect;

(xix) all operations of Aeroplan relating to the Business or the assets are in compliance with all applicable laws relating to the environment, including applicable laws relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, reuse, recycling, release and disposal of hazardous substances (the "**Environmental Laws**"), except where such non-compliance would not reasonably be expected to have a Material Adverse Effect;

All approvals, permits, licences, consents, certificates of variance, certificates of qualification and other authorizations (collectively, "**Approvals**") necessary under Environmental Laws have been obtained, are valid and in full force and effect and have been and are complied with, except where any failure to obtain or comply with an Approval would not reasonably be expected to have a Material Adverse Effect. There are no proceedings commenced or, to the knowledge of Aeroplan, threatened, to revoke or amend any Approvals under Environmental Laws.

Neither the Business nor any material assets of the Fund or any Material Investment is the subject of any written demand, notice or order with respect to a breach or alleged breach of Environmental Laws (a "**Remedial Order**"), nor does the Fund or any Material Investment have any knowledge of any investigation or evaluation commenced or threatened as to whether any such Remedial Order is necessary nor have the Fund or any Material Investment received any threat of any such Remedial Order nor are there circumstances that could, to the knowledge of the Fund or any Material Investment, result in the issuance of any such Remedial Order, proceeding or action in respect of any Environmental Laws with respect to the Business or any material assets of the Fund or any Material Investment and that would give rise to any material expenditures by, or impose material liability on, the Fund or any Material Investment;

(xx) the Units have been validly created, and are duly authorized and issued as fully-paid and non-assessable;

(xxi) the forms of the certificates representing the Units have been duly approved and adopted by the Fund;

(xxii) CIBC Mellon Trust Company, at its offices in the cities of Montréal, Toronto, Vancouver, Calgary and Halifax has been duly appointed as transfer agent, registrar and distribution disbursing agent for the Units;

(xxiii) no securities commission, stock exchange or comparable authority has issued any order preventing or suspending the use or effectiveness of the Preliminary Prospectus, the Final Prospectus, or any Prospectus Amendment or preventing the distribution of the Units, if any, in any Qualifying Province nor instituted proceedings for that purpose and, to

the knowledge of the Fund and each Material Investment no such proceedings are pending or contemplated;

(xxiv) the Financial Statements were prepared in accordance with Canadian generally accepted accounting principles consistently applied throughout the periods involved and present fairly in all material respects the financial position, results of operations and partners' deficit and cash flows, as applicable, of the entities to which such financial statements relate as at the date and for the period stated therein;

(xxv) none of the Fund nor or any of the Material Investments has incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise) that continue to be outstanding, except as disclosed in the Prospectus or as incurred in the ordinary course of business by any of the Fund or the Material Investments and which do not have a Material Adverse Effect;

(xxvi) except as otherwise disclosed or contemplated in the Prospectus or which does not have a Material Adverse Effect, since December 31, 2006:

(A) there has not been any change in the financial condition or operations of the Fund or the Material Investments other than changes in the ordinary course of business and which do not have a Material Adverse Effect;

(B) the Business has been carried on in the ordinary course and none of the Fund or any of the Material Investments has transferred, assigned, sold, distributed, dividended or otherwise disposed of any of the assets shown or reflected in the Financial Statements or cancelled any material debts or entitlements except, in each case, in the ordinary course of business and as disclosed in the Prospectus;

(xxvii) the accountants who reported on the Financial Statements in the Prospectus and any Prospectus Amendment are and were, to the knowledge of the Fund, during the period covered by their reports, independent with respect to the Fund and Aeroplan in accordance with the rules of professional conduct applicable to auditors in Canada and applicable Canadian Securities Laws and there has not been any disagreement (within the meaning of National Instrument 51-102 of the Canadian Securities Regulations) between the Fund or Aeroplan and such auditors;

(xxviii) no acquisitions or dispositions have been made by the Fund or the Material Investments in the three most recently completed fiscal years that are "significant acquisitions" or "significant dispositions", and neither the Fund nor the Material Investments are a party to any contract with respect to any transaction that would constitute a "probable

acquisition", in each case which would require disclosure in the Prospectus under Canadian Securities Laws;

(xxix) except as disclosed in the Prospectus, Aeroplan is the sole and unconditional owner of all of the assets used by it in carrying on the Business, free and clear of any and all liens, other than the liens identified as "Permitted Liens" in the subscription agreement dated June 29, 2005 by and among the Fund, Aeroplan Trust, Aeroplan and the Selling Unitholder, as well as liens of the same nature arising after such date;

(xxx) no trustee, director or officer, former trustee, director or officer, or employee of, or any other person not dealing at arm's length with, the Fund or any Material Investment, including the Selling Unitholder, its affiliates and their respective directors, officers or employees, is engaged in any material transaction or arrangement with or party to a material contract with, or has any material indebtedness, liability or obligation to, the Fund or any of the Material Investments except as disclosed in the Prospectus or except for employment arrangements with employees or serving as a trustee, director or officer of the Fund or a Material Investment as described in the Prospectus;

(xxxi) except as disclosed in the Prospectus, the Fund has not been notified of, nor is it a party to any agreement which in any manner affects the voting or control of any securities of the Fund or the Material Investments;

(xxxii) the minute books and records of the Fund and the Material Investments made available to counsel for the Underwriters in connection with their due diligence investigation in respect of the offering of the Units constitute all of the minute books and records of such entities and contain copies of all proceedings (or certified copies thereof) in respect of material matters of the shareholders/unitholders, the boards of directors and all committees of the boards of directors of the Fund and the Material Investments to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings in respect of material matters of the shareholders/unitholders, board of directors or any committees of the board of directors of the Fund and the Material Investments to the date of review of such corporate records and minute books not reflected in such minutes and other records, other than those which have been disclosed to the Underwriters;

(xxxiii) except as contemplated hereby, there is no person acting at the request of the Fund or any Material Investment, who is entitled to any brokerage or agency fee in connection with the sale of the Units; and

(xxxiv) the Fund is qualified under NI 44-101 to file a short form prospectus with the Canadian Securities Regulators in connection with the distribution and sale of the Units as contemplated hereunder.

(c) **Survival of Representations and Warranties**

All representations, warranties, covenants and agreements of the Fund and each Material Investment contained in this Agreement or contained in certificates or other documents submitted pursuant to this Agreement and in connection with the transaction of purchase and sale contemplated by this Agreement will survive the purchase and sale of the Units and the termination of this Agreement and will continue in full force and effect for a period of three years from the Closing Date for the benefit of the Underwriters and regardless of any subsequent disposition of the Units or any investigation by or on behalf of the Underwriters with respect thereto, except that the representations and warranties set out in sections 6(b)(i) to 6(b)(viii) (inclusive) shall survive the Closing Time and continue in full force and effect without limitation of time. Any obligation of indemnification shall survive the limitation period set forth above if the Indemnified Party, prior to the termination of such limitation period, has duly notified the Indemnifier of any cause which the Indemnified Party has determined has given or could give rise to indemnification under this Agreement except that in the case of an indemnification claim in connection with a breach of section 6(a)(i), such indemnification obligation shall survive for 90 days past the limitation period in respect of claims by third parties against the Indemnified Party for a matter which may constitute a breach of section 6(a)(i).

(d) **Representations and Warranties of the Selling Unitholder**

The Selling Unitholder represents and warrants to each of the Underwriters and the Fund that, and acknowledges that the Underwriters are relying upon such representations and warranties in purchasing the Units from the Selling Unitholder, if any:

(i) the Selling Unitholder is existing under the *Canada Business Corporations Act* with all necessary corporate power and authority to own or lease and to operate its properties and conduct its business. The Selling Unitholder has the necessary power and authority to sell the Units pursuant to this Agreement;

(ii) this Agreement has been duly authorized, executed and delivered by and on behalf of the Selling Unitholder and constitutes a legal, valid and binding obligation of the Selling Unitholder enforceable against it in accordance with its terms, except as enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally (including the *Civil Code of Québec*) and except as limited by the application of equitable principles when equitable remedies are sought and subject to the fact that rights of indemnity and contribution may be limited by applicable law;

(iii) the Selling Unitholder is not in violation of, and the execution and delivery of this Agreement and the performance by the Selling Unitholder of its obligations under this Agreement will not result in any breach or violation of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time, or both, would constitute a default under any term or provision of its constating documents or by-laws or any resolution of the directors or

securityholders of the Selling Unitholder or any contract, mortgage, note, indenture, joint venture or partnership arrangement, instrument, lease, judgment, decree, order statute, licence or regulation applicable to the Selling Unitholder, which in all cases would be considered a material breach, violation or default;

(iv) no approval, authorization, consent or other order of, and no filing, registration or recording with, any court or governmental authority is required of the Selling Unitholder in connection with the execution and delivery of, or with the performance by the Selling Unitholder of its obligations under, this Agreement except as disclosed in the Prospectus or as will be obtained or made prior to Closing and as required to comply with Canadian Securities Laws applicable to the distribution of the Units in the Qualifying Provinces, if any, except where such failure to obtain would not be considered material;

(v) (A) the Selling Unitholder has, and on the Closing Date will have valid title to the Units being distributed by it under the Prospectus, free and clear of any hypothec, lien, charge, claim, encumbrance, pledge, security interest or defect, except as provided in this Agreement; (B) the Selling Unitholder has the full right, power and authority to sell, assign, transfer and deliver the Units to be sold by it to the Underwriters hereunder; and (C) upon delivery of the Units to be sold by it and payment of the purchase price therefor as herein contemplated, the Underwriters will obtain valid title to the Units to be acquired by them from the Selling Unitholder, free and clear of any hypothec, lien, charge, claim, encumbrance, pledge, security interest or defect;

(vi) other than as contemplated by this Agreement, there is no broker, finder or other party that is entitled to receive from the Selling Unitholder any brokerage or finder's fee or other fee or commission as a result of any of the transactions contemplated by this Agreement; and

(vii) the information relating to the Selling Unitholder contained in the section of the Preliminary Prospectus entitled "Selling Unitholder" is on the date hereof and, on each of the date of filing the Final Prospectus and the Closing Date will be, true and correct and contains no misrepresentation and constitutes full, true and plain disclosure of all material facts relating thereto and does not include any misrepresentation nor any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances in which they were made, not misleading.

7. Covenants of the Fund and Aeroplan

Each of the Fund and Aeroplan, solidarily (jointly and severally) covenants and agrees with the Underwriters that:

(a) it will advise the Underwriters, promptly after receiving notice thereof, of the time when the Final Prospectus has been filed and when the MRRS decision document in respect thereof and any other receipts have been obtained and will provide evidence satisfactory to the Underwriters of each filing and the issuance of the MRRS decision document and any other receipts; and

(b) it will advise the Underwriters, promptly after receiving notice or obtaining knowledge, of: (i) the issuance by any Canadian Securities Regulator of any order suspending or preventing the use of the Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment; (ii) the suspension of the qualification of the Units for distribution or sale in any of the Qualifying Provinces; (iii) the institution or threatening of any proceeding for any of those purposes; or (iv) any requests made by any Canadian Securities Regulator for amending or supplementing the Prospectus, or for additional information, and will use its reasonable best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly.

8. Change of Closing Date

Subject to the right of any Underwriter to terminate its obligations under this Agreement in accordance with the termination provisions contained in section 15, if a material change or a change in a material fact occurs prior to the Closing Date which requires a Prospectus Amendment, the Closing Date shall be, unless the Fund, the Selling Unitholder and the Underwriters otherwise agree in writing or unless otherwise required under Canadian Securities Laws, the third Business Day following the later of:

(i) the date on which all applicable filings or other requirements of Canadian Securities Laws with respect to such material change or change in a material fact have been complied with in all Qualifying Provinces and any appropriate Mutual Reliance Review System decision documents obtained for such filings and notice of such filings from the Fund or its counsel have been received by the Underwriters; and

(ii) the date upon which the commercial copies of any Prospectus Amendments have been delivered in accordance with section 5(c);

provided, however, that the Closing Date shall be no later than November 16, 2007.

9. Completion of Distribution

The Underwriters shall after the Closing Time give prompt written notice to the Fund when, in the opinion of the Underwriters, they have completed distribution of the Units, as the case may be, including the total proceeds realized in each of the Qualifying Provinces and any other jurisdiction.

10. Changes

(a) Material Change or Change in Material Fact During Distribution

During the period from the date of this Agreement to the later of the Closing Date and completion of distribution of the Units under the Final Prospectus, the Fund, Aeroplan and Aeroplan GP shall promptly notify the Underwriters and the Selling Unitholder in writing of:

(i) any filing made by the Fund of information relating to the offering of the Units with any securities exchange or any regulatory body in Canada or the United States or any other jurisdiction;

(ii) any material change in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Fund or the Material Investments taken as a whole;

(iii) any material fact that has arisen or has been discovered and would have been required to have been stated in the Preliminary Prospectus or Final Prospectus had the fact arisen or been discovered on, or prior to, the date of such document; and

(iv) any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment, which fact or change is, or may be, of such a nature as to render any statement in the Prospectus or any Prospectus Amendment misleading or untrue or which would result in a misrepresentation in the Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment or which would result in the Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment not complying (to the extent that such compliance is required) in a material respect with Canadian Securities Laws, in each case, as at any time up to and including the later of the Closing Date and the date of the completion of the distribution of the Units.

The Fund shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable filings and other requirements under the Canadian Securities Laws as a result of such fact or change; provided that the Fund shall not file any Prospectus Amendment or other document without first consulting with the Underwriters. The Fund and the Selling Unitholder shall in good faith discuss with the Underwriters any fact or change in circumstances which is of such a nature that there is reasonable doubt whether written notice need be given under this section 10(a) it being understood that the Selling Unitholder's only obligations under this section shall be in respect of changes to facts relating solely to the Selling Unitholder set forth in the section of the Prospectus entitled "Selling Unitholder", or in any Prospectus Amendment.

11. Services Provided by Underwriters and Underwriting Fee

In consideration of the Underwriters' services, including assisting in the preparation of the Prospectus (and any Prospectus Amendments), participating in and managing banking, selling or other groups for the sale of the Units, distributing the Units, both directly and to other registered dealers as brokers, and performing administrative work in connection with the distribution of the Units, the Selling Unitholder agrees to pay the Underwriting Fee to the Underwriters at the Closing Time. The Underwriting Fee shall be payable as provided for in section 12.

12. Delivery of Purchase Price, Underwriters' Fee and Certificates

The purchase and sale of the Units shall be completed at the Closing Time at the offices of Stikeman Elliott LLP, 1155 René Lévesque Boulevard West, Montréal, Québec H3B 3V2, or at such other place as the Underwriters, the Fund and the Selling Unitholder may agree upon.

At the Closing Time, the Selling Unitholder shall duly deliver to the Underwriters one or more global unit certificate(s) representing the Units registered in the name of "CDS and Co." or in such other nominee name or names for The Canadian Depositary for Securities Limited as the Lead Underwriters may notify the Selling Unitholder in writing not less than 48 hours prior to the Closing Time. Such Units shall be delivered against payment by the Underwriters to the Selling Unitholder of the Purchase Price for the Units by wire transfer, net of the Underwriting Fee, together with a receipt signed by RBC CM and CIBC WM on behalf of the Underwriters for such definitive certificate(s) and for receipt of the Underwriting Fee.

In order to facilitate an efficient and timely closing at the Closing Time, RBC CM and/or CIBC WM, on behalf of the Underwriters, may choose to initiate a wire transfer of funds to the Selling Unitholder or, in the sole discretion of the Underwriters, to another party at the direction of the Selling Unitholder, prior to the Closing Time. If RBC CM and/or CIBC WM do so, the Selling Unitholder agrees that such transfer of funds to the Selling Unitholder prior to the Closing Time does not constitute a waiver by the Underwriters of any of the conditions of the Closing set out in this Agreement. Furthermore, the Selling Unitholder agrees that any such funds received from the Underwriters prior to the Closing Time will be held in trust by the Selling Unitholder solely for the benefit of the Underwriters until the Closing Time and if the Closing does not occur at the scheduled Closing Time, such funds shall be immediately returned by wire transfer to the Lead Underwriters having initiated such wire transfer, on behalf of the Underwriters, without interest. Upon the satisfaction of the conditions of the Closing and the delivery to the Underwriters of the items set out in section 14, the funds held in trust by the Selling Unitholder for the Underwriters shall be deemed to be delivered by the Underwriters to the Selling Unitholder or as directed by the Selling Unitholder in satisfaction of the obligation of the Underwriters under this section 12 and upon such delivery the trust constituted by this section 12 shall be terminated without further formality.

13. Delivery of Certificates to Transfer Agent

The Fund and the Selling Unitholder shall, prior to the Closing Date, make all necessary arrangements for the preparation, delivery, certification and deposit of the definitive certificate(s) representing the Units not less than two Business Days prior to the Closing Date, with CDS Clearing and Depository Services Inc.

The Fund or Aeroplan shall pay all fees and expenses payable to CDS Clearing and Depository Services Inc. and/or CIBC Mellon Trust Company in connection with the preparation, delivery, certification and exchange of the certificate(s) representing the Units contemplated by this section 13 and the fees and expenses payable to the CDS Clearing and Depositary Services Inc. and/or CIBC Mellon Trust Company in connection with the initial or additional transfers as may be required in the course of the distribution of the Units.

14. Underwriters' Obligation to Purchase

The Underwriters' obligation to purchase the Units at the Closing Time shall be subject to the accuracy of the representations and warranties of the Fund, each Material Investment and of the Selling Unitholder contained in this Agreement as of the date of this Agreement and as of the Closing Date, the performance by the Fund, Aeroplan Trust, Aeroplan GP, Aeroplan and the Selling Unitholder of their respective obligations under this Agreement and the following conditions:

(a) **Delivery of Opinions**

(i) The Underwriters and the Selling Unitholder shall have received at the Closing Time a legal opinion dated the Closing Date, in form and substance satisfactory to counsel to the Underwriters, acting reasonably, addressed to the Underwriters, the Selling Unitholder and counsel to the Underwriters from Stikeman Elliott LLP, counsel to the Fund, as to the laws of Canada and the Qualifying Provinces, which counsel in turn may rely upon the opinions of local counsel where they deem such reliance proper as to the laws other than those of Canada, Québec, Ontario, Alberta and British Columbia and as to matters of fact, on certificates of the auditors of the Fund, public officials and officers of the Fund, Aeroplan Trust, Aeroplan GP and Aeroplan and letters from stock exchange representatives, with respect to the following matters assuming, where applicable, completion of the Closing:

(A) as to the existence of the Fund and each of the Material Investments under the laws of their respective jurisdiction of organization or incorporation, as applicable, and as to the adequacy of the power of the Fund to enter into this Agreement and to carry out its obligations hereunder and to issue the Units;

(B) as to the authorized and issued capital of the Fund and each of the Material Investments;

(C) that the Fund is the registered owner of all of the issued and outstanding Trust Units and Trust Notes;

(D) that Aeroplan Trust is the registered owner of all of the outstanding shares of Aeroplan GP;

(E) that Aeroplan Trust is the registered owner of all of the limited partner interests in Aeroplan, and Aeroplan GP is the registered owner of all the general partner interests in Aeroplan;

(F) that the Fund and each Material Investment have all requisite power, capacity and authority under the laws of its respective jurisdiction of organization or incorporation, as applicable, and each is qualified to:

(1) carry on its businesses as presently carried on;

(2) to own its property; and

(3) to enter into this Agreement and to carry out the transactions contemplated by this Agreement, the Prospectus and any Prospectus Amendment, as applicable.

(G) that all necessary action has been taken by the Fund and each Material Investment to authorize, as applicable: (i) the execution and delivery of this Agreement, (ii) the execution and delivery of the Prospectus and, if applicable, any Prospectus Amendments, and (iii) the filing of the Prospectus and, if applicable, any Prospectus Amendments under the Canadian Securities Laws in each of the Qualifying Provinces;

(H) that the Units have been duly authorized and validly issued by the Fund and are outstanding as fully paid and non-assessable trust units of the Fund;

(I) the description of the Units in the Prospectus is in all material respects a true, complete and accurate description of the rights, privileges, restrictions and conditions attaching to the Units;

(J) that the execution and delivery of this Agreement by the Fund and each Material Investment and the fulfilment of the terms of this Agreement by such party do not and will not result in a breach (whether after notice or lapse of time or both) of any of the terms or the constating documents of such party or any resolutions of trustees, directors (including any committee) or securityholders of such party and based solely on such counsel's knowledge, any material agreements listed in a schedule to such opinion;

(K) that this Agreement has been duly authorized, executed and delivered by each of the Fund and the Material Investments and constitutes a legal, valid and binding obligation of each of the Fund and the Material Investments and is enforceable in accordance with its terms, except as enforcement of this Agreement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally (including the

provisions of the *Civil Code of Québec*) and except as limited by the application of equitable principles when equitable remedies are sought, and subject to other customary qualifications; and provided that such counsel may express no opinion as to the enforceability of the indemnity, contribution and severability provisions of this Agreement and that such counsel's opinion may contain the limitations and qualifications customary for an enforceability opinion;

(L) that the form and terms of the certificates representing the Units comply in all material respects with all applicable statutory requirements and the rules of the TSX, and have been duly approved by the Fund;

(M) that CIBC Mellon Trust Company at its principal offices in the cities of Montréal, Toronto, Vancouver, Calgary and Halifax has been duly appointed as the transfer agent, registrar and distribution disbursing agent for the Units;

(N) that all documents have been filed, all requisite proceedings have been taken and all legal requirements have been fulfilled by the Fund to qualify the Units for distribution and sale to the public in each of the Qualifying Provinces through investment dealers or brokers registered in such categories under the applicable laws of the Qualifying Provinces who have complied with the relevant provisions of such applicable laws; however, counsel need not express any opinion as to whether the Prospectus constitutes full, true and plain disclosure of all material facts relating to the Units;

(O) that, subject to the qualifications, assumptions, limitations and restrictions referred to in the section of the Prospectus entitled "Certain Canadian Federal Income Tax Considerations" the statements made therein are an accurate summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a holder of Units described therein who acquires such Units pursuant to the Prospectus; and

(P) that the statements under the heading in the Prospectus "Eligibility for Investment" are accurate, subject to the assumptions, qualification, limitations and restrictions set out therein.

(ii) The Underwriters shall have received at the Closing Time a legal opinion of Stikeman Elliott LLP, dated the Closing Date, in form and substance satisfactory to counsel to the Underwriters, acting reasonably, addressed to the Underwriters and counsel to the Underwriters, regarding compliance with the laws of Québec relating to the use of the French language in connection with the documents (including the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendments) to be delivered to purchasers in Québec.

(iii) The Underwriters shall have received at the Closing Time a legal opinion of Osler, Hoskin & Harcourt LLP, dated the Closing Date, addressed to the Underwriters with respect to the matters in section 14(a)(i)(N), (O), and (P); provided that counsel to the Underwriters shall be entitled to rely on the opinions of local counsel as to matters governed by the laws of jurisdictions other than the laws of Canada, Ontario, Québec and as to matters of fact, on certificates of the auditors of the Fund, public officials and officers of the Fund; and provided further that such counsel shall be entitled to rely on the opinion of counsel to the Fund with respect to certain of such matters;

(iv) The Underwriters and the Fund shall have received at the Closing Time a favourable legal opinion of Stikeman Elliott LLP, counsel to the Selling Unitholder and the Fund, dated the Closing Date, addressed to the Underwriters and the Fund, in form and substance satisfactory to the Underwriters, acting reasonably, which counsel may rely, as to matters of fact, on certificates of officers of the Selling Unitholder and a certificate of the transfer agent and registrar of the Fund's securities, with respect to the following matters:

(A) the Selling Unitholder is incorporated and existing under the *Canada Business Corporations Act* and has all the requisite corporate power to own or lease its property and assets and to conduct its business as presently conducted;

(B) the Selling Unitholder is in good standing under *An Act respecting the Legal Publicity of Sole Proprietorships, Partnerships and Legal Persons* (Quebec);

(C) all of the Units to be sold by the Selling Unitholder hereunder are registered in the name of the Selling Unitholder;

(D) all necessary corporate action has been taken by the Selling Unitholder in connection with the execution of this Agreement and the approval of the transactions contemplated herein;

(E) the execution and delivery by the Selling Unitholder of this Agreement and the compliance by it with the provisions hereof and the consummation of the transactions contemplated herein does not and will not conflict with, result in a breach or violation of or constitute a default under the constating documents or by-laws of the Selling Unitholder; and

(F) that this Agreement has been duly authorized, executed and delivered on behalf of the Selling Unitholder, and constitutes a legal, valid and binding obligation of the Selling Unitholder, enforceable in accordance with its terms, except as enforcement of this Agreement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of

creditors generally (including the provisions of the *Civil Code of Québec*) and except as limited by the application of equitable principles when equitable remedies are sought, and subject to other customary qualifications; provided, that such counsel may express no opinion as to the enforceability of the indemnity, contribution and severability provisions of this Agreement and that such counsel's opinion may contain the limitations and qualifications customary for an enforceability opinion;

(v) The Underwriters shall have received at the Closing Time, an opinion of U.S. Counsel, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, in respect of the sale of the Units in the United States, as follows: the offer and sale of the Units to the Underwriters and the initial resale of the Units by U.S. registered broker-dealer affiliates of certain of the Underwriters within the United States in each case in the manner contemplated by this Agreement and the U.S. Memorandum, do not require registration under the 1933 Act, it being understood that such counsel need not express any opinion as to any subsequent reoffer or resale of any Units.

(b) **Delivery of Comfort Letter**

The Underwriters shall have received at the Closing Time a letter dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the Trustees from PricewaterhouseCoopers LLP, confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to section 5(a)(vi) with such changes as may be necessary to bring the information in such letter forward to a date not earlier than two Business Days prior to the Closing Date, which changes shall be acceptable to the Underwriters.

(c) **Delivery of Certificates**

(i) The Underwriters shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Underwriters and counsel to the Underwriters and signed by appropriate officers of Aeroplan GP as attorney for the Fund, with respect to the constating documents of the Fund, all resolutions of the Trustees or its attorney relating to this Agreement and the Prospectus, the incumbency and specimen signatures of signing officers of the Fund or its attorney and such other matters as the Underwriters may reasonably request.

(ii) The Underwriters shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Underwriters and counsel to the Underwriters and signed by the appropriate officers of each Material Investment or of such Material Investment's attorney, with respect to the constating documents of such party, all resolutions of the directors or trustees of such party relating to this Agreement and the Prospectus, the incumbency and specimen signatures of signing officers of such party or

of such party's attorney and such other matters and the Underwriters may reasonably request.

(iii) The Underwriters and the Selling Unitholder shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Underwriters and counsel to the Underwriters and signed by the President and Chief Executive Officer and the Chief Financial Officer of Aeroplan GP, as attorney of the Fund and as general partner of Aeroplan, or such other trustees or officers of the Fund acceptable to the Underwriters, certifying for and on behalf of the Fund and Aeroplan after having made enquiry and after having examined the Prospectus and any Prospectus Amendments:

(A) that since the respective dates as of which information is given in the Final Prospectus as amended by any Prospectus Amendments that (A) there has been no material change in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of (i) the Fund taken together with Aeroplan Trust, and (ii) Aeroplan taken together with Aeroplan GP, and (B) no transaction has been entered into by any of the Fund or any of the Material Investments that is material to the Fund or the Material Investments, other than as disclosed in the Final Prospectus or the Prospectus Amendments, as the case may be;

(B) that the Final Prospectus, as amended by any Prospectus Amendment, does not contain, as of the Closing Date, a misrepresentation (other than any statement relating solely to the Underwriters or the Selling Unitholder, as the case may be, which has been provided by the Underwriters or the Selling Unitholder, as the case may be, specifically for use in the Prospectus or any Prospectus Amendment) and contains full, true and plain disclosure of all material facts relating to the Units;

(C) that no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Units or any other securities of the Fund has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, threatened under any of the Canadian Securities Laws or by any other regulatory authority;

(D) that each of the Fund, Aeroplan Trust and Aeroplan has complied with the terms and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(E) that the representations and warranties of the Fund, Aeroplan Trust and Aeroplan contained in this Agreement and in any certificate or other document delivered pursuant to or in connection with this Agreement are true and correct as of the Closing Time with the

same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement except for such deviations as the parties, acting reasonably, agree are not material (and except, in each case, for those representations and warranties that are subject to a materiality qualification, which will be true and correct in all respects) and except in respect of any representations and warranties that are to be true and correct as of a specified date, in which case they will be true and correct as of that date only.

(iv) The Underwriters shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Underwriters and counsel to the Underwriters and signed by the President and Chief Executive Officer of the Selling Unitholder, or such other officer of the Selling Unitholder acceptable to the Underwriters, certifying for and on behalf of the Selling Unitholder after having made enquiry and after having examined the Prospectus and any Prospectus Amendments:

(A) that the Selling Unitholder has complied with the terms and conditions of this Agreement on its part to be complied with up to the Closing Time, other than conditions which have been waived by the Underwriters; and

(B) that the representations and warranties of the Selling Unitholder contained in this Agreement and in any certificate or other document delivered pursuant to or in connection with this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement except for such deviations as the parties, acting reasonably, agree are not material (and except, in each case, for those representations and warranties that are subject to a materiality qualification, which will be true and correct in all respects) and except in respect of any representations and warranties that are to be true and correct as of a specified date, in which case they will be true and correct as of that date only.

(d) **Necessary Actions Taken**

All actions required to be taken by or on behalf of the Fund, Aeroplan and Aeroplan GP, as applicable, including, without limitation, the passing of all requisite resolutions of the Trustees and all requisite filings with any securities regulatory authority will have occurred at or prior to the Closing Time so as to authorize the execution and filing of the Prospectus and any Prospectus Amendment.

15. Rights of Termination

(a) Proceedings to Restrict Distribution

If any enquiry, action, suit, investigation or other proceeding is instituted or announced or any order is made by any federal, provincial or other governmental authority in relation to the Fund, or there is any change in law, or the interpretation or administration thereof, which, in the opinion of any of the Underwriters, acting reasonably, operates to prevent or restrict the distribution or trading of the Units, any of the Underwriters shall be entitled, at its option and in accordance with section 15(e), to terminate its obligations under this Agreement by written notice to that effect given to the Fund prior to the Closing Time.

(b) Disaster and Regulatory Out Clause

If prior to the Closing Time:

(i) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which in the reasonable opinion of any of the Underwriters materially adversely affects or will materially adversely affect the financial markets in Canada or the business, operations or affairs of (i) the Fund taken together with Aeroplan Trust, and (ii) Aeroplan taken together with Aeroplan GP;

(ii) any inquiry, investigation or other proceeding, or any order, ruling or other pronouncement is issued or announced under or pursuant to any relevant statute or by any stock exchange or other regulatory authority, which, in the reasonable opinion of any of the Underwriters, acting in good faith, after consultation with the Fund and Aeroplan, operates to prevent, suspend, restrict, inhibit or otherwise adversely affect the trading in, or which materially adversely impacts the distribution of the Units;

any of the Underwriters shall be entitled, at its option, in accordance with section 15(e), to terminate its obligations under this Agreement by written notice to that effect given to the Fund and the Selling Unitholder prior to the Closing Time.

(c) Material Change or Change in Material Fact

If, prior to the Closing Time, there should occur any material change in any material fact such as is contemplated by section 10 that in the reasonable opinion of the Underwriters (or any one of them), would be expected to have a significant adverse effect on the market price or value of the Units, any Underwriter shall be entitled, at its option, in accordance with section 15(e), to terminate its obligations under this Agreement by written notice to that effect given to the Fund and the Selling Unitholder prior to the Closing Time. If, prior to the Closing Time, there are announced any changes or proposed changes in the taxation legislation of Canada or of any provinces or territories of Canada or any changes or proposed changes in the administration or application of such legislation by any relevant taxing authority which, in the reasonable opinion of the Underwriters acting in good faith, after consultation with the Fund and Aeroplan, would

be expected to have a significant adverse effect on the market price or value of the Units, any of the Underwriters shall be entitled, at its option, in accordance with section 15(e), to terminate its obligations under this Agreement by written notice to that effect given to the Fund and the Selling Unitholder prior to the Closing Time.

(d) **Non-Compliance With Conditions**

Each of the Fund, each Material Investment and the Selling Unitholder agree that all terms and conditions in section 14 shall be construed as conditions and shall be complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its best efforts to cause such conditions to be complied with, and that any breach or failure by the Fund, a Material Investment or the Selling Unitholder to comply with any such conditions in all material respects shall entitle any of the Underwriters to terminate its obligations to purchase the Units by notice to that effect given to the Fund and the Selling Unitholder at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. Each Underwriter may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon an Underwriter only if such waiver or extension is in writing and signed by the Underwriter.

(e) **Exercise of Termination Rights**

The rights of termination contained in sections 15(a), (b), (c) and (d) may be exercised by any of the Underwriters with respect to the obligation of such Underwriter and are in addition to any other rights or remedies that any of the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Fund or the Selling Unitholder in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of the terminating Underwriters to the Fund or the Selling Unitholder or on the part of the Fund or the Selling Unitholder to the terminating Underwriters except in respect of any liability which may have arisen prior to or arise after such termination under sections 16, 17 and 19. A notice of termination given by an Underwriter under sections 15(a), (b), (c) and (d) shall not apply to or be binding upon any other Underwriter.

16. Indemnity

(a) **Rights of Indemnity**

The Fund and each Material Investment agrees to solidarily indemnify and save harmless each of the Underwriters, the Selling Unitholder, each of their subsidiaries and each of their respective directors, officers, employees, partners and agents, and each other person, if any, controlling the Underwriter or any of its subsidiaries and each shareholder of the Underwriter from and against any and all losses (except lost profit and other consequential damages), costs, expenses, claims, actions, damages and liabilities, joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim made against any such indemnified parties or in enforcing this indemnity to which any indemnified parties may become subject insofar as any of the above are caused by, result from, arise out of or are based upon, directly or indirectly:

(i) any information or statement (except any information or statement relating solely to the Underwriters or the Selling Unitholder which has been provided by the Underwriters or the Selling Unitholder, as the case may be, specifically for use in the Prospectus or any Prospectus Amendment) contained in the Prospectus or any Prospectus Amendments or in any certificate of the Fund delivered pursuant to this Agreement that at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(ii) any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any misrepresentation or alleged misrepresentation (except a statement relating solely to the Underwriters which has been provided by the Underwriters or the Selling Unitholder, as the case may be, specifically for use in the Prospectus or any Prospectus Amendment) contained in the Prospectus or any Prospectus Amendments preventing or restricting the trading in or the sale or distribution of the Units in any of the Qualifying Provinces; or

(iii) the non-compliance or alleged non-compliance by the Fund and the Material Investments with any of the Canadian Securities Laws or the 1933 Act; or

(iv) any breach by the Fund or any Material Investment of its representations, warranties, covenants or obligations to be complied with under this Agreement.

In no event shall this indemnity enure to the benefit of the Underwriters if a copy of the appropriate Final Prospectus (as then amended or supplemented, if the Fund shall have furnished any amendments thereto) was not sent or given by or on behalf of the Underwriters to a person asserting any such losses, claims, damages or liabilities, if required by law so to have been delivered, at or prior to the written confirmation of the sale of the Units to such person, and if such Final Prospectus (as so amended) would have cured the defect giving rise to such losses, claims, damages or liabilities.

(b) **Rights of Indemnity from the Selling Unitholder**

The Selling Unitholder agrees to indemnify and save harmless each of the Underwriters, the Fund and each Material Investment, and each of their respective subsidiaries and each of their respective directors, officers, employees, partners and agents and each other person, if any, controlling the Underwriter, the Fund or the Material Investment, or any of their respective subsidiaries or shareholders, from and against any and all losses (except lost profit and other consequential damages) costs, expenses, claims, actions, damages and liabilities, joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings investigations or claims and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim made against any indemnified parties may become subject insofar as any of the above are caused by, result from, arise out of or are based upon, directly or indirectly:

(i) any misrepresentation or alleged misrepresentation contained in any information provided by such Selling Unitholder in its capacity as a Selling Unitholder specifically for inclusion in the Prospectus or any Prospectus Amendment; and

(ii) any breach by such Selling Unitholder of its representations, warranties, covenants or obligations to be complied with under this Agreement.

(c) **Notification of Claims**

If any matter or thing contemplated by sections 16(a) or 16(b) (any such matter or thing being referred to as a "**Claim**") is asserted against any person, company or entity in respect of which indemnification is or might reasonably be considered to be provided (an "**Indemnified Party**"), such Indemnified Party will notify the Fund or the Selling Unitholder, as the case may be (the "**Indemnifier**") as soon as possible of the nature of such Claim (but the omission to so notify the Indemnifier of any potential Claim shall not relieve an Indemnifier from any liability which it may have to any Indemnified Party and any omission to so notify the Indemnifier of any actual claim shall affect the Indemnifier's liability only to the extent that it is materially prejudiced by that failure). The Indemnifier shall assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and provided that no settlement of any such Claim or admission of liability may be made by the Indemnifier without the prior written consent of the Indemnified Parties, acting reasonably, or unless such settlement, compromise or judgment: (i) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim; and (ii) does not include a statement as to or an admission of fault, culpability or failure to act, by or on behalf of any Indemnified Party.

(d) **Right of Indemnity in Favour of Others**

With respect to any Indemnified Party who is not a party to this Agreement, the Underwriters or the Selling Unitholder, as the case may be, shall obtain and hold the rights and benefits of this section 16 in trust for and on behalf of such Indemnified Party.

(e) **Retaining Counsel**

In any such Claim, the Indemnified Party shall have the right to retain other counsel to act on his or its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless: (i) the Indemnifier and the Indemnified Party shall have mutually agreed to the retention of the other counsel; (ii) the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Party and an Indemnifier and the representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them; or (iii) the Indemnifier shall not have assumed responsibility for the Claim and retained counsel within seven Business Days following receipt by the Indemnifier of notice of any such Claim from the Indemnified Party, provided, however, that no settlement of any such Claim or admission of liability may be made by the Indemnified Party without the prior written consent of the Indemnifier.

17. Contribution

(a) **Rights of Contribution**

In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in section 16 would otherwise be available in accordance with its terms but is, for any reason not solely attributable to one or more of the Indemnified Parties, held to be unavailable to, insufficient or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Fund, the Selling Unitholder and the Underwriters, jointly and not solidarily, agree to contribute to the aggregate of all liabilities, losses, costs, damages and expenses (other than loss of profits and other consequential damages) of a nature contemplated by section 16 in such proportions as is appropriate to reflect:

(i) as between the Selling Unitholder and the Underwriters, the relative benefits received by the Selling Unitholder on the one hand and by the Underwriters on the other hand from the offering of the Units, provided, however, that in no case shall any Underwriter (except as may be provided in any agreement among Underwriters relating to the offering of the Units) be responsible for any amount in excess of the Underwriting Fee applicable to the Units purchased by such Underwriter from the Selling Unitholder hereunder;

(ii) as between the Fund and the Selling Unitholder, the relative fault of the Fund on the one hand and the Selling Unitholder on the other hand; and

(iii) as between the Fund and the Underwriters, the relative fault of the Fund on the one hand and the Underwriters on the other hand, provided, however, that in no case shall any Underwriter (except as may be provided in any agreement among Underwriters relating to the offering of the Units) be responsible for any amount in excess of the Underwriting Fee applicable to the Units purchased by such Underwriter from the Selling Unitholder hereunder.

If the allocation provided for in item (i) in the immediately preceding sentence is unavailable for any reason, the Selling Unitholder on the one hand and the Underwriters on the other hand, jointly and not solidarily, shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of such Selling Unitholder on the one hand and of the Underwriters on the other hand in connection with the statements or omissions which resulted in such liabilities, claims, losses, costs, damages or expenses as well as any other relevant equitable considerations. As regards item (i) above, benefits received by the Selling Unitholder shall be deemed to be equal to the total net proceeds (before deducting expenses) received by it from the offering of the Units purchased by the Underwriters from the Selling Unitholder, and benefits received by the Underwriters shall be deemed to be equal to the total Underwriting Fee received from the Selling Unitholder. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided, with respect to item (ii) above, by the Fund on the one hand or the Selling Unitholder on the other, with respect to item (iii) above, by the Fund on the one hand or the Underwriters on the other, and with respect to item (i) above, in the event applicable, by the Selling Unitholder on

the one hand and the Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission.

No party who has been determined by the final judgment of a court of competent jurisdiction to have engaged in any fraud, wilful default, fraudulent misrepresentation or negligence in connection with the Claim or Claims which resulted in such losses, claims, damages, liabilities, costs or expenses shall be entitled to claim contribution from any person who has not been determined by the final judgment of a court of competent jurisdiction to have engaged in such fraud, wilful default, fraudulent misrepresentation or negligence in connection with such Claim or Claims.

The Fund, the Selling Unitholder and the Underwriters agree that it would not be just and equitable if contribution were determined by *pro rata* allocation or any other method of allocation which does not take account the equitable considerations referred to above. Notwithstanding the provisions of this section 17(a), no person guilty of misrepresentation under Canadian Securities Laws shall be entitled to contribution from any person who was not guilty of such misrepresentation.

(b) **Rights of Contribution in Addition to Other Rights**

The rights to contribution provided in this section 17 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(c) **Calculation of Contribution**

In the event that an Indemnifier may be held to be entitled to contribution from the Underwriters under the provisions of the *Civil Code of Québec*, any statute or at law, the Indemnifier's entitlement to such contribution shall be limited to contribution in an amount not exceeding the lesser of:

(i) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in section 17(a) or (b), as the case may be, and

(ii) the amount of the Underwriting Fee actually received by the Underwriters from the Selling Unitholder under this Agreement;

and an Underwriter shall in no event be liable to contribute any amount in excess of such Underwriter's portion of the Underwriting Fee actually received from the Selling Unitholder under this Agreement.

(d) **Notice**

If an Indemnified Party has reason to believe that a claim for contribution may arise, it shall give the Indemnifier notice of such claim in writing, as soon as reasonably possible, but failure to notify the Indemnifier shall not relieve the Indemnifier of any obligation which it may have to an Indemnified Party under this section 17.

(e) **Right of Contribution in Favour of Others**

With respect to this section 17, the Indemnifiers acknowledge and agree that the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents.

For purposes of this section 17, each person, if any, who controls an Underwriter within the meaning of Canadian Securities Laws or Section 15 of the 1933 Act or Section 20 of the 1934 Act and each Underwriter's affiliates and selling agents shall have the same rights to contribution as such Underwriter, and each person, if any, who controls the Fund or the Selling Unitholder within the meaning of Canadian Securities Laws or Section 125 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Fund or the Selling Unitholder, respectively. The Underwriters' respective obligations to contribute pursuant to this section 17 are several in proportion to the percentages of Units set forth opposite their respective names in section 20 hereof and not joint.

(f) **Remedy Not Exclusive**

The remedies provided for in this section 17 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any party at law or in equity.

18. Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

19. Expenses

(a) **Fees and Expenses of Fund and Offering**

Whether or not the transactions contemplated by this Agreement shall be completed, except as specifically provided in section 19(b), all expenses of or incidental to the sale and delivery of the Units and all expenses of or incidental to all other matters in connection with the transactions set out in this Agreement shall be borne by the Fund or Aeroplan directly including, without limitation, fees and expenses payable in connection with the qualification of the Units for distribution, the fees relating to listing the Units on the TSX and arranging for clearance and settlement arrangements, the fees and expenses of counsel to the Fund, all fees and expenses of local counsel, all fees and expenses of the Fund's auditors and other advisors and all costs incurred in connection with the preparation, filing, translating and printing of the Prospectus, Prospectus Amendments, "green sheets" and certificates representing the Units (including any transfer taxes, any stamp or other duties payable upon the sale and delivery of the Units to the Underwriters), the fees and expenses of the Fund's transfer agent and the fees and expenses relating to the preparation, issuance and delivery of this Agreement, any agreement among Underwriters and such other documents as may be required in connection with the offering, purchase, sale or delivery of the Units.

(b) **Fees and Expenses of Underwriters**

The fees and disbursements of counsel to the Underwriters and taxes thereon and any out-of-pocket expenses of the Underwriters (and not, for greater certainty, any other expenses relating to the offering of the Units) shall be borne by the Underwriters; provided, however, that the Underwriters shall be reimbursed by the Selling Unitholder for all such fees, disbursements and expenses if the offering of the Units is not completed due to any failure of the Selling Unitholder to comply with the terms of, or fulfil its obligations (including the satisfaction of all of the Selling Unitholder's covenants under this Agreement), and the Underwriters shall be reimbursed by the Fund for all such fees, disbursements and expenses if the offering of the Units is not completed due to any failure of the Fund to comply with the terms of, or fulfil its obligations and covenants under, this Agreement including the satisfaction of all of the conditions of Closing in section 14 except for section 14(a)(iii).

20. Rights to Purchase

(a) **Obligation of Underwriters to Purchase**

Subject to the terms and conditions of this Agreement, the obligation of the Underwriters to purchase the Units at the Closing Time shall be joint and not solidary and shall be limited to the percentage of the Units set out opposite the name of the Underwriters respectively below:

RBC Dominion Securities Inc.	27.5%
CIBC World Markets Inc.	27.5%
BMO Nesbitt Burns Inc.	14.0%
TD Securities Inc.	14.0%
Merrill Lynch Canada Inc.	5.0%
National Bank Financial Inc.	5.0%
Canaccord Capital Corporation	2.5%
Raymond James Ltd.	2.5%
Blackmont Capital Inc.	0.5%
Desjardins Securities Inc.	0.5%
Dundee Securities Corporation	0.5%
Research Capital Corporation	0.5%

Subject to section 20(c), if an Underwriter (a "**Refusing Underwriter**") shall fail to purchase its applicable percentage of the Units (the "**Defaulted Units**") at the Closing Time, the remaining Underwriters (the "**Continuing Underwriters**") will be entitled, at their option, to purchase, jointly and not solidarily, all but not less than all of the Defaulted Units on a pro rata basis

among the Continuing Underwriters in proportion to the percentage of Units which such Continuing Underwriters have agreed to purchase pursuant to this Agreement or in any proportion agreed upon, in writing, by the Continuing Underwriters. If no such arrangement has been made and the number of Defaulted Units to be purchased by the Refusing Underwriters does not exceed 14% of the total number of the Units, the Continuing Underwriters will be obligated to purchase, jointly and not solidarily, the Defaulted Units on the terms set out in this Agreement in such proportions. If the number of Defaulted Units to be purchased by the Refusing Underwriters exceeds 14% of the total number of the Units, the Continuing Underwriters will not be obliged to purchase the Defaulted Units and, if the Continuing Underwriters do not elect to purchase the Defaulted Units, the Continuing Underwriters will not be obliged to purchase any of the Units, and there shall be no further liability on the part of the Fund, the Selling Unitholder or the Underwriters except in respect of any liability which may have arisen or may arise under sections 16, 17 and 19. Nothing in this section 20 shall oblige the Selling Unitholder to sell to the Underwriters less than all of the Units or relieve from liability to the Fund or the Selling Unitholder any Underwriter which shall be so in default.

(b) **Purchases by Other Underwriters**

If the amount of the Units that the remaining Underwriters wish to purchase exceeds the amount of Units that would otherwise have been purchased by an Underwriter that is in default, such Units shall be divided pro rata among the Underwriters desiring to purchase such Units, in proportion to the percentage of Units that such Underwriters have agreed to purchase as set out in section 20(a).

(c) **Rights to Purchase of Other Underwriters**

In the event that one or more but not all of the Underwriters shall exercise their right of termination under section 15, the remaining Underwriters shall have the right, but shall not be obligated, to purchase all of the percentage of the Units that would otherwise have been purchased by such Underwriters which have so exercised their right of termination. If the amount of such Units that the remaining Underwriters wish, but are not obliged, to purchase exceeds the amount of such Units which remain available for purchase, such Units shall be divided pro rata among the Underwriters desiring to purchase such Units, in proportion to the percentage of Units which such Underwriters have agreed to purchase as set out in section 20(a).

(d) **Right of Selling Unitholder to Terminate**

Nothing in this section 20 or section 15 shall oblige the Selling Unitholder to sell to the Underwriters less than all of the Units.

21. Concurrent Offerings

The Selling Unitholder and the Fund hereby agree not to directly or indirectly: (i) offer, issue, pledge, sell, contract to sell, announce an intention to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any trust units of the Fund or securities convertible into or exchangeable for trust units of the Fund (other than for purposes of directors', officers' or employee plans; to satisfy existing instruments already issued at the date hereof; securities issued, sold, transferred or distributed in connection with an arms' length

acquisition, merger, consolidation or amalgamation with any company or fund; or an announcement of its intention to issue, sell, transfer or distribute securities in connection with a reorganization or liquidation, or convene and hold a securityholders meeting to approve any such transaction); or (ii) enter into any swap or other similar arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of trust units of the Fund, whether any such transaction described in clause (i) or (ii) above is settled by delivery of trust units or other such securities of the Fund, in cash or otherwise, for a period ending 60 days after the Closing Date without the prior written consent of RBC CM and CIBC WM, on behalf of the Underwriters, such consent not to be unreasonably withheld;

22. Time

Time is of the essence in the performance of the parties' respective obligations under this Agreement.

23. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable in the Province of Québec.

24. Notice

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "**notice**") shall be in writing addressed as follows:

If to the Fund, Aeroplan Trust, Aeroplan GP or Aeroplan, to:

Aeroplan Income Fund
Aeroplan Trust
Aeroplan Holding GP Inc.
Aeroplan Limited Partnership

5100 de Maisonneuve Boulevard West
Montréal Québec H4A 3T2

Attention: Rupert Duchesne
President and Chief Executive Officer

Facsimile: (514) 205-7553

E-mail: rupert.duchesne@aeroplan.com

If to the Selling Unitholder to:

ACE Aviation Holdings Inc.
5100 de Maisonneuve Boulevard West
Montréal, Québec, H4A 3T2

Attention: Sydney John Isaacs, Senior Vice-President and Chief Legal Officer

Facsimile: (514) 205-7863

E-mail: sydney.isaacs@aceaviation.com

If to RBC Dominion Securities Inc., addressed and sent to:

RBC Dominion Securities Inc.

Attention: Jean-Marc Bougie

Facsimile: (514) 878-7220

E-mail: jbougie@rbccm.com

If to CIBC World Markets Inc., addressed and sent to:

CIBC World Markets Inc.

Attention: Charles St-Germain

Facsimile: (514) 847-6430

E-mail: charles.st-germain@cibc.ca

If to BMO Nesbitt Burns Inc., addressed and sent to:

BMO Nesbitt Burns Inc.

Attention: Jeffrey P. Watchorn

Facsimile: (416) 359-5277

E-mail: jeff.watchorn@bmonb.com

If to TD Securities Inc., addressed and sent to:

TD Securities Inc.

Attention: Luc Ouellet

Facsimile: (514) 289-1212

E-mail: luc.ouellet@tdsecurities.com

If to Merrill Lynch Canada Inc., addressed and sent to:

Merrill Lynch Canada Inc.

Attention: Paul D. Allison

Facsimile: (416) 369-7790

E-mail: paul_allison@ml.com

If to National Bank Financial Inc., addressed and sent to:

National Bank Financial Inc.

Attention: Enrico Pallotta

Facsimile: (514) 390-7810

E-mail: enrico.pallotta@nbfinancial.com

If to Canaccord Capital Corporation, addressed and sent to:

Canaccord Capital Corporation

Attention: Ronald A. Rimer

Facsimile: (416) 869-6590

E-mail: ron.rimer@canaccordadams.com

If to Raymond James Ltd., addressed and sent to:

Raymond James Ltd.

Attention: William Murray

Facsimile: (416) 777-7114

E-mail: william.murray@raymondjames.ca;

If to Blackmont Capital Inc., addressed and sent to:

Blackmont Capital Inc.

Attention: Kevin Dalton

Facsimile: (416) 864-9151

E-mail: kdalton@blackmont.com

If to Desjardins Securities Inc., addressed and sent to:

Desjardins Securities Inc.

Attention: Gary Littlejohn

Facsimile: (514) 842-7975

E-mail: gary.littlejohn@vmd.desjardins.com

If to Dundee Securities Corporation, addressed and sent to:

Dundee Securities Corporation

Attention: David Hinchey

Facsimile: (514) 396-0335

E-mail: dhinchey@dundeesecurities.com

If to Research Capital Corporation, addressed and sent to:

Research Capital Corporation

Attention: David Keating

Facsimile: (416) 864-9151

E-mail: david.keating@researchcapital.com

or to such other address as any of the parties may designate by giving notice to the others in accordance with this section 24.

Each notice shall be personally delivered to the addressee or sent by fax or e-mail to the addressee and:

(a) a notice that is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b) a notice that is sent by fax or e-mail shall be deemed to be given and received on the first Business Day following the day on which it is sent.

25. Authority of the Lead Underwriters

RBC CM and CIBC WM are hereby authorized by each of the other Underwriters to act on its behalf and the Fund and the Selling Unitholder shall be entitled to and shall act on any notice given in accordance with section 24 or agreement entered into by or on behalf of the Underwriters by RBC CM and CIBC WM which represent and warrant that they have irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to section 16(c), which consent shall be given by the Indemnified Party, a notice of termination pursuant to section 15, which notice may be given by any of the Underwriters exercising such right, or any waiver pursuant to section 15(d), which waiver may be given by any of the Underwriters exercising such waiver. RBC CM and CIBC WM shall consult where practical with the other Underwriters concerning any matter in respect of which they act as representative of the Underwriters.

26. Counterparts

This Agreement may be executed by the parties to this Agreement in counterpart and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to RBC CM and CIBC WM upon which this letter as so accepted shall constitute an Agreement among us.

The terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters (or any of them) and any one or more of the Selling Unitholder, the Fund and the Material Investments with respect to the subject matter hereof.

[Signature pages follow]

Yours very truly,

RBC DOMINION SECURITIES INC.

By: *(Signed) Jean-Marc Bougie*
Name: Jean-Marc Bougie

CIBC WORLD MARKETS INC

By: *(Signed) Charles St-Germain*
Name: Charles St-Germain

BMO NESBITT BURNS INC.

By: *(Signed) Jeffrey P. Watchorn*
Name: Jeffrey P. Watchorn

TD SECURITIES INC.

By: *(Signed) Luc Ouellet*
Name: Luc Ouellet

MERRILL LYNCH CANADA INC.

By: *(Signed) Paul D. Allison*
Name: Paul D. Allison

NATIONAL BANK FINANCIAL INC.

By: *(Signed) Enrico Pallotta*
Name: Enrico Pallotta

CANACCORD CAPITAL CORPORATION

By: *(Signed) Ronald A. Rimer*
Name: Ronald A. Rimer

RAYMOND JAMES LTD.

By: *(Signed) William Murray*
Name: William Murray

BLACKMONT CAPITAL INC.

By: *(Signed) Kevin Dalton*
Name: Kevin Dalton

DESJARDINS SECURITIES INC.

By: *(Signed) Gary Littlejohn*
Name: Gary Littlejohn

DUNDEE SECURITIES CORPORATION

By: *(Signed) David Hinchey*
Name: David Hinchey

RESEARCH CAPITAL CORPORATION

By: *(Signed) David Keating*
Name: David Keating

The foregoing offer is accepted and agreed to as of the date first above written.

ACE AVIATION HOLDINGS INC.

By: *(Signed) Brian Dunne*

Name: Brian Dunne

Title: Executive Vice-President and Chief Financial Officer

AEROPLAN INCOME FUND, by its attorney, Aeroplan Holding GP Inc.

By: *(Signed) Rupert Duchesne*

Name: Rupert Duchesne

Title: President and Chief Executive Officer

By: *(Signed) David L. Adams*

Name: David L. Adams

Title: Executive Vice-President and Chief Financial Officer

AEROPLAN TRUST, by its attorney, Aeroplan Holding GP Inc.

By: *(Signed) Rupert Duchesne*

Name: Rupert Duchesne

Title: President and Chief Executive Officer

By: *(Signed) David L. Adams*

Name: David L. Adams

Title: Executive Vice-President and Chief Financial Officer

AEROPLAN LIMITED PARTNERSHIP, by its sole general partner, Aeroplan Holding GP Inc.

By: *(Signed) Rupert Duchesne*

Name: Rupert Duchesne

Title: President and Chief Executive Officer

By: *(Signed) David L. Adams*

Name: David L. Adams

Title: Executive Vice-President and Chief Financial Officer

AEROPLAN HOLDING GP INC.

By: *(Signed) Rupert Duchesne*

Name: Rupert Duchesne

Title: President and Chief Executive Officer

By: *(Signed) David L. Adams*

Name: David L. Adams

Title: Executive Vice-President and Chief Financial Officer

EXHIBIT I

Each U.S. purchaser will, by its purchase of Units, be deemed to have represented, warranted and agreed for the benefit of the Fund, the Selling Unitholder, the Underwriters and the U.S. Affiliates as follows:

(a) it is aware that the Units have not been and will not be registered under the 1933 Act or the securities laws of any state and that the offer and sale of Units to it are being made to Qualified Institutional Buyers, who meet the definition of Qualified Purchaser, in reliance on Rule 144A;

(b) it is a Qualified Institutional Buyer who meets the definition of Qualified Purchaser and is acquiring the Units for its own account or for the account of a Qualified Institutional Buyer who meets the definition of Qualified Purchaser with respect to which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Units in violation of United States federal or state securities laws;

(c) it acknowledges that it has not purchased the Units as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(d) it understands that the Units are "restricted securities" within the meaning of Rule 144(a)(3) under the 1933 Act and that if it decides to offer, sell or otherwise transfer any of the Units, such Units may be offered, sold or otherwise transferred only, (i) to the Fund, (ii) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act, or (iii) within the United States to a person the seller reasonably believes is a Qualified Purchaser in accordance with (A) Rule 144A to a person the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of a Qualified Institutional Buyer and meets the definition of Qualified Purchaser to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A or (B) the exemption from registration under the 1933 Act provided by Rule 144 thereunder, if available;

(e) it understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the 1933 Act or applicable state securities laws, certificates representing the Units, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE FUND THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE FUND, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF

REGULATION S UNDER THE SECURITIES ACT, OR (C) WITHIN THE UNITED STATES TO A PERSON WHO IS A QUALIFIED PURCHASER (AS DEFINED UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED) IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT OR (2) RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, SUCH SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY DELIVERY OF ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON THE TSX. PROVIDED THAT THE FUND IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM CIBC MELLON TRUST COMPANY, AS REGISTRAR AND TRANSFER AGENT, OR SUCH OTHER ORGANIZATION OR ENTITY PERFORMING SUCH FUNCTION FOR THE FUND (THE "TRANSFER AGENT") UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE TRANSFER AGENT AND THE FUND, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT (AND IF REQUIRED BY THE TRANSFER AGENT, AN OPINION OF COUNSEL SATISFACTORY TO THE TRANSFER AGENT).";

provided, that if Units are being sold under paragraph (d)(ii) above, and provided that the Fund is a "foreign issuer" within the meaning of Regulation S at the time of sale, the legend may be removed by providing a declaration to CIBC Mellon Trust Company, as registrar and transfer agent, as set forth in Exhibit A to the U.S. Memorandum and, if required by the registrar and transfer agent, an opinion of counsel of recognized standing satisfactory to the registrar and transfer agent, that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws; and provided, further, that, if any such securities are being sold under paragraph (d)(iii)(B) above, the provisions of the legend relating to restrictions on transfer other than the requirement that the transferee be a Qualified Purchaser may be removed by delivery to CIBC Mellon Trust Company of an opinion of counsel, of recognized standing reasonably satisfactory to the Fund, that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws;

(f) it understands and acknowledges that the Fund (i) is not obligated to remain a "foreign issuer" within the meaning of Regulation S, (ii) may not, at the time the Units are resold by it or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions that could cause the Fund not to be a foreign issuer;

(g) it consents to the Fund making a notation on its records or giving instructions to any transfer agent of the Units in order to implement the restrictions on transfer set forth and described in the U.S. Memorandum; and

(h) it acknowledges the prohibitions and makes each of the representations and agreements set forth under "ERISA Considerations" in the U.S. Memorandum, it acknowledges that it is not a U.S. Retirement Plan and that it is not holding or using assets of a U.S. Retirement Plan that is subject to Title I of ERISA or Section 4975 of the Code, and it further understands that all Units sold in the United States as part of this offering will bear an additional legend to the following effect:

THE FOLLOWING ENTITIES ARE PROHIBITED FROM PURCHASING OR OTHERWISE ACQUIRING OR HOLDING ANY SECURITIES REPRESENTED HEREBY AT ANY TIME: (A) UNITED STATES EMPLOYEE BENEFIT PLANS SUBJECT TO TITLE I OF THE U.S. EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA") (B) UNITED STATES PLANS SUBJECT TO SECTION 4975 OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), AND (C) ENTITIES WHICH ARE DEEMED TO HOLD PLAN ASSETS BY REASON OF INVESTMENT IN SUCH ENTITY BY ONE OF THE FOREGOING PLANS; EACH PURCHASER OR OTHER ACQUIRER OF SUCH SECURITIES AT ANY TIME (INCLUDING ANY SUBSEQUENT PURCHASER OR OTHER ACQUIRER), BY ITS PURCHASING OR ACQUIRING SUCH SECURITIES, WILL BE DEEMED TO MAKE CERTAIN REPRESENTATIONS AND ENTER INTO CERTAIN INDEMNIFICATION AGREEMENTS DESIGNED TO GIVE EFFECT TO SUCH PROHIBITIONS; PROVIDED, HOWEVER, THAT THE TRUSTEES OF THE FUND MAY FROM TIME TO TIME SUSPEND (OR REINSTATE) THE EFFECTIVENESS OF SUCH PROHIBITIONS AND SUCH DEEMED REPRESENTATIONS AND INDEMNIFICATION AGREEMENTS.

EXHIBIT A
FORM OF DECLARATION FOR REMOVAL OF LEGEND

To: CIBC Mellon Trust Company, as registrar and transfer agent
for the Units of Aeroplan Income Fund
Montreal, Quebec

The undersigned (i) acknowledges that the sale of the Units of Aeroplan Income Fund (the "Fund") to which this declaration relates is being made in reliance on Rule 904 of Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "1933 Act") and (ii) certifies that: (1) it is not an affiliate (as defined in Rule 405 under the 1933 Act) of the Fund (except for any officer or director who is an affiliate solely by virtue of holding such position), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any "directed selling efforts" (as such term is defined in Regulation S) in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S, with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them in Regulation S.

Date: **[Holder]**

By: ______________________________

Name: ●

Title: ●

By: ______________________________

Name: ●

Title: ●

EXHIBIT II
UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of trust units of Aeroplan Income Fund (the "Units") pursuant to the Underwriting Agreement dated October 5, 2007 between ACE Aviation Holdings Inc., Aeroplan Income Fund, Aeroplan Trust, Aeroplan Holding GP Inc. and Aeroplan Limited Partnership and the Underwriters named therein (the "Underwriting Agreement"), the undersigned does hereby certify for itself, each of the Underwriters and the U.S. affiliates of the Underwriters that sold Units in the United States as follows:

(i) **[name of U.S. broker-dealer affiliate]** is a duly registered broker or dealer with the National Association of Securities Dealers, Inc. (the "NASD") and the United States Securities and Exchange Commission (the "SEC") and is in good standing with the NASD and SEC on the date hereof;

(ii) each offeree was provided with a copy of the U.S. private placement memorandum, including the Canadian Final Prospectus dated October ●, 2007, for the offering of the Units in the United States and no other written material, other than a preliminary U.S. private placement memorandum, including the Preliminary Prospectus, relating to the offering in the United States of the Units was used in connection with the offer or sale of the Units in the United States;

(iii) immediately prior to our transmitting the preliminary and final versions of the U.S. Memorandum to such offerees, we had reasonable grounds to believe and did believe, and, on the date hereof, we continue to believe that each offeree was a "qualified institutional buyer" (as defined in Rule 144A under the United States Securities Act of 1933, as amended), who met the definition of "qualified purchaser" (as contained in the United States Investment Company Act of 1940, as amended);

(iv) no form of general solicitation or general advertising was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising and no directed selling efforts (within the meaning of Regulation S) were made by us in the United States in connection with the offer or sale of the Units in the United States; and

(v) all offers and sales of the Units in the United States have been conducted by us in accordance with the terms of the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement.

DATED October ●, 2007

UNDERWRITER	**U.S. AFFILIATE**
By: ______________________	By: ______________________
Name: ●	Name: ●
Title: ●	Title: ●



Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

Aeroplan Income Fund

Receipt for a Preliminary Short Form Prospectus dated **October 5, 2007** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this **5th** day of **October, 2007**.

"*J. William Slattery*"

J. William Slattery, C.A.
Deputy Director, Corporate Finance

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project # 1166232

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Aeroplan Income Fund Announces October 2007 Distribution

MONTREAL, Oct. 15 /CNW Telbec/ - Aeroplan Income Fund (TSX: AER.UN) announced today that a cash distribution in the amount of $0.07 per Fund unit, covering the period from October 1 to October 31, 2007, will be paid on November 15, 2007 to unitholders of record at the close of business on October 31, 2007.

About Aeroplan

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 70 world-class partners, representing more than 150 brands in the financial, retail, and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards, and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise, and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles at least once in any consecutive twelve-month period.

For more information about Aeroplan, please visit www.aeroplan.com.

%SEDAR: 00022208EF

/For further information: Gillian Hewitt, (416) 352-3706, gillian.hewitt(at)aeroplan.com/

(AER.UN.)

CO: AEROPLAN INCOME FUND; AEROPLAN

CNW 07:00e 15-OCT-07

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any U.S. state securities laws and may not be offered, sold or delivered within the United States except in compliance with an exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. Accordingly, the securities will only be offered and sold within the United States pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder. See "Plan of Distribution".

***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Aeroplan Income Fund, at 5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2, telephone: 514 205-7315, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Secretary of Aeroplan Income Fund at the above mentioned address and telephone number and is also available electronically at www.sedar.com.*

SHORT FORM PROSPECTUS

<u>*Secondary Offering*</u> October 15, 2007



AEROPLAN INCOME FUND

$481,800,000
22,000,000 Units

This short form prospectus qualifies the distribution by ACE Aviation Holdings Inc. ("ACE" or the "Selling Unitholder") of 22,000,000 units (the "Offered Units") of Aeroplan Income Fund (the "Fund") at a price of $21.90 per Offered Unit (the "Offering"). The Fund and Aeroplan (as is hereinafter defined) will not receive any proceeds pursuant to this Offering. See "Plan of Distribution". The Fund is an unincorporated open-ended trust established under the laws of the Province of Ontario and indirectly holds 100% of the outstanding limited partnership units of Aeroplan Limited Partnership ("Aeroplan"). ACE currently holds 31.1% of the issued and outstanding units of the Fund (the "Units"). After giving effect to the Offering, ACE will hold 20.1% of the issued and outstanding Units. See "Selling Unitholder" and "Plan of Distribution". The head office of the Fund is located at 5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada H4A 3T2.

The outstanding Units are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "AER.UN". On October 1, 2007, the last trading day before the announcement of the Offering, the closing price of the Units on the TSX was $22.30 per Unit.

RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., TD Securities Inc, Merrill Lynch Canada Inc., National Bank Financial Inc., Canaccord Capital Corporation, Raymond James Ltd., Blackmont Capital Inc., Desjardins Securities Inc., Dundee Securities Corporation and Research Capital Corporation (collectively, the "Underwriters") have agreed to purchase the Offered Units from ACE subject to the terms and conditions set forth in an underwriting agreement dated October 5, 2007 among ACE, the Fund, Aeroplan Trust (the "Trust"), Aeroplan, Aeroplan Holding GP Inc. ("Aeroplan GP") and the Underwriters (the "Underwriting Agreement") referred to under "Plan of Distribution". The price at which the Units are being offered hereunder was determined by negotiation between ACE and the Underwriters with reference to the market price of the Units. Subject to applicable laws and in connection with this Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Offered Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Price: $21.90 per Offered Unit

	Price to the Public[1]	Underwriters' Fee[2]	Net proceeds to ACE[1][2]
Per Offered Unit	$21.90	$0.876	$21.024
Total	$481,800,000	$19,272,000	$462,528,000

(1) Before deducting the expenses of the Offering of approximately $500,000 (excluding the Underwriters' fee), which will be paid by Aeroplan.

(2) The Underwriters' fees will be paid by ACE.

The Underwriters, as principals, conditionally offer the Offered Units, subject to prior sale, if, as and when sold and delivered by ACE to, and accepted by, the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters on behalf of ACE and the Fund by Stikeman Elliott LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. The Offering will be conducted under the book-based system. Upon a purchase of any Offered Units, the owner will receive only the customary confirmation from the registered dealer from or through whom the Offered Units are purchased and who is a participant in the depository service of Clearing and Depository Services ("CDS"). CDS will record the CDS participants ("CDS Participants") who hold the Offered Units on behalf of owners who have purchased or transferred the Offered Units in accordance with the book-based system. Closing of the Offering is expected to occur on or about October 22, 2007 ("Closing"), or such later date as ACE, the Fund and the Underwriters may agree, but in any event no later than November 16, 2007.

RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., TD Securities Inc., Merrill Lynch Canada Inc. and Desjardins Securities Inc. are subsidiaries or affiliates of lenders that have made credit facilities available to Aeroplan, and to Air Canada and Jazz Air Limited Partnership ("Jazz LP"), respectively a subsidiary and an affiliate of ACE. Accordingly, under applicable securities laws, the Fund may be considered a "connected issuer" of such Underwriters. See "Plan of Distribution".

All monetary amounts used herein are in Canadian dollars, unless otherwise indicated.

A return on a unitholder's (a "Unitholder") investment in Units is not comparable to the return on an investment in a fixed-income security. The recovery of a Unitholder's initial investment is at risk, and the anticipated return on a Unitholder's investment is based on many performance assumptions. Although the Fund intends to make distributions of its available cash to its Unitholders, these cash distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors including Aeroplan's operating cash flows, profitability, fluctuations in its working capital, its obligations under applicable credit facilities, sustainability of its margins and capital expenditures. In addition, the market value of the Units may decline if the Fund is unable to meet its cash distribution targets in the future, and that decline may be significant. See "Risk Factors".

It is important for Unitholders to consider the particular risk factors that may affect the loyalty marketing industry in which Aeroplan operates, and therefore the stability of the distributions that they receive. See "Risk Factors".

The after-tax return from an investment in Units to Unitholders of the Fund will depend, in part, on the composition for tax purposes of distributions paid by the Fund (portions of which may be fully or partially taxable or may be deferred). That composition may change over time, thus affecting a Unitholder's after-tax return. Income distributions are generally taxed as ordinary income in the hands of a Canadian-resident Unitholder. Amounts in excess of the income of the Fund that are paid to a Canadian-resident Unitholder are generally tax-deferred (and reduce the Unitholder's cost base in the Units for tax purposes). See "Certain Canadian Federal Income Tax Considerations".

On June 22, 2007, Bill C-52 an Act to implement certain provisions of the budget tabled in Parliament on March 19, 2007 received royal assent. Bill C-52 included legislative provisions previously released on December 21, 2006, providing for a tax on certain income earned by a "specified investment flow-through" ("SIFT") trust or partnership, as well as generally taxing the taxable distributions received by investors from such entities as taxable dividends (the "SIFT Rules"). The SIFT Rules do not apply to an income trust, the units of which were publicly listed as of October 31, 2006, until 2011, subject to compliance with the Normal Growth Guidelines, as discussed further herein. See "Certain Canadian Federal Income Tax Considerations — SIFT Rules" and "Risk Factors — Income Tax Matters".

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Fund, at 5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2, telephone: 514-205-7315 and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Secretary of the Fund at the above noted address and telephone number and is also available electronically at www.sedar.com.

The following documents of the Fund and Aeroplan, filed by the Fund with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) Annual Information Form of the Fund dated March 20, 2007 (the "Annual Information Form");

(b) Audited Consolidated Financial Statements of the Fund and Aeroplan for the year and period ended December 31, 2006 and 2005, together with the notes thereto and the auditors' report thereon;

(c) Management's Discussion and Analysis of the financial condition and results of operations of the Fund and Aeroplan for the years ended December 31, 2006 and 2005;

(d) Unaudited Interim Consolidated Financial Statements of the Fund and Aeroplan for the three and six months ended June 30, 2007 and 2006;

(e) Management's Discussion and Analysis of the financial condition and results of operations of the Fund and Aeroplan for the three and six months ended June 30, 2007 and 2006; and

(f) Management Information Circular of the Fund dated February 15, 2007 in connection with the annual meeting of Unitholders of the Fund held on March 27, 2007.

Any documents of the type referred to above as well as any business acquisition reports and any material change reports (excluding confidential material change reports) subsequently filed by the Fund or, if applicable, Aeroplan with securities regulatory authorities in Canada, after the date of this short form prospectus and prior to the completion or withdrawal of the Offering hereunder, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded.

ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott LLP, counsel to the Fund and ACE, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, provided that, on the date of issue, the Fund is a mutual fund trust under the *Income Tax Act* (Canada) (the "Tax Act"), the Offered Units will be, on that date, qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (the "Plans").

NON-GAAP MEASURES

The terms "Adjusted EBITDA" and "Distributable Cash" (collectively, the "Non-GAAP Measures") are financial measures used in this short form prospectus or the documents incorporated by reference in this short form prospectus that are not standard measures under Canadian generally accepted accounting principles ("GAAP"). "Adjusted EBITDA" and "Distributable Cash", as used in this short form prospectus or in the documents incorporated by reference in this short form prospectus, may not be comparable to similar measures presented by other issuers.

Earnings before interest, taxes, depreciation and amortization adjusted for certain factors particular to Aeroplan's business, such as changes in deferred revenue and future redemption costs ("Adjusted EBITDA"), is used by the management of Aeroplan (the "Management") to evaluate performance, to measure compliance with debt covenants and to make decisions relating to distributions to Unitholders. Management believes that Adjusted EBITDA assists investors in comparing the performance of Aeroplan on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods and non-operating factors such as historical cost.

Adjusted EBITDA should not be used as an alternative to operating income or net income determined in accordance with GAAP as an indicator of Aeroplan's performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows because it does not account for the impact of working capital growth, capital expenditures, debt repayments and other sources and uses of cash, which are disclosed in the statements of cash flows.

"Future Redemption Costs" represent Management's estimated future cost of rewards in respect of the miles accumulated by members of Aeroplan under the Aeroplan Program (as is hereinafter defined) (the "Aeroplan Miles") which remain outstanding and unbroken at the end of any given period. Future Redemption Costs are revalued at the end of any given period by taking into account the most recently determined average unit cost per Aeroplan Mile redeemed for that period (cost of rewards/Aeroplan Miles redeemed) and applying it to the total unbroken Aeroplan

Miles outstanding at the end of that period (the "Average Cost of Rewards per Mile"). As a result, Future Redemption Costs and the change in Future Redemption Costs must be calculated at the end of any given period and for that period. The simple addition of sequential inter-period changes to arrive at a cumulative change for a particular period may result in inaccurate results depending on the fluctuation in the Average Cost of Rewards per Mile.

"Distributable Cash" is a Non-GAAP Measure generally used by Canadian open-ended trusts as an indicator of financial performance. It should not be seen as a measurement of liquidity or a substitute for comparable metrics prepared in accordance with GAAP. The Fund's method of calculating distributable cash may differ from similar calculations as reported by other entities and, accordingly, may not be comparable to distributable cash as reported by such entities.

Investors are cautioned that the Non-GAAP Measures are not alternatives to measures under GAAP and should not, on their own, be construed as an indicator of performance or cash flows or a measure of liquidity of Aeroplan. These Non-GAAP Measures should only be used in conjunction with the financial statements incorporated by reference in this short form prospectus.

For a reconciliation of Adjusted EBITDA to operating income, see section "Selected Annual Information and Reconciliation of Adjusted EBITDA and Distributable Cash" in the Management's Discussion and Analysis of the financial condition and results of operations of the Fund and Aeroplan for the years ended December 31, 2006 and 2005 and to the section "Summary of Operating Results and Reconciliation of Adjusted EBITDA and Distributable Cash" in the Management's Discussion and Analysis of the financial condition and results of operations of the Fund and Aeroplan for the three and six months ended June 30, 2007 and 2006 which are incorporated by reference in this short form prospectus.

FORWARD-LOOKING STATEMENTS

This short form prospectus includes forward-looking statements within the meaning of applicable securities laws. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements may involve, but are not limited to, comments relating to strategies, expectations, planned operations or future actions.

These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business and its corporate structure. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, dependency on Aeroplan's top three Accumulation Partners (as is hereinafter defined), control of Aeroplan, future sales of Units by or for ACE, Air Canada or travel industry disruptions, reduction in activity, usage and accumulation of Aeroplan Miles, greater than expected redemptions for rewards, industry competition, supply and capacity costs, airline industry changes and increased airline costs, unfunded Future Redemption Costs, failure to safeguard Aeroplan's database and consumer privacy, consumer privacy legislation, changes in the Aeroplan Program, seasonal nature of the business, other factors and prior performance, regulatory matters, restrictions on certain holders of Units of the Fund and liquidity of Units of the Fund, as well as the other factors identified throughout this short form prospectus or in the documents incorporated by reference herein. The forward-looking statements contained herein represent Management's expectations as of the date of this short form prospectus, and are subject to change after such date. However, the Fund, the Trust and Aeroplan disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws. See "Risk Factors".

DESCRIPTION OF THE FUND

The Fund is an unincorporated open-ended trust established under the laws of the Province of Ontario by a declaration of trust dated May 12, 2005 and amended by an amended and restated declaration of trust dated June 21, 2005 (the "Fund Declaration of Trust"). The Fund was established to acquire and hold units of the Trust (the "Trust Units") as well as Series 1 Trust Notes, Series 2 Trust Notes and Series 3 Trust Notes of the Trust (collectively, the "Trust Notes").

The Trust is an unincorporated open-ended trust established under the laws of the Province of Ontario by a declaration of trust dated June 21, 2005 (the "Trust Declaration of Trust"). The Trust was established to acquire and hold outstanding limited partnership interests ("LP Units") in Aeroplan and a corresponding interest in common shares of Aeroplan's general partner, Aeroplan GP.

Aeroplan is a limited partnership existing under the laws of the Province of Québec pursuant to a limited partnership agreement dated June 21, 2005, as amended by an amended and restated limited partnership agreement dated September 29, 2005 (the "Aeroplan Partnership Agreement").

The principal and head offices of the Fund, the Trust and Aeroplan are located at 5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2.

The following chart illustrates the structure of the Fund as at October 5, 2007 (including jurisdiction of establishment or incorporation of the various entities) after giving effect to the Offering.


Public
ACE Aviation Holdings Inc.
(Canada)
79.9%
20.1%
Aeroplan
Income Fund
(Ontario)
100%
Aeroplan
Trust
(Ontario)
100%
Aeoroplan Holding
GP Inc.
(Canada)
99.999995%
0.000005%
Aeroplan Limited
Partnership
(Québec)
100%
1209233 Alberta Ltd.
(Alberta)

BUSINESS OF AEROPLAN

Aeroplan is Canada's premier loyalty marketing company. Aeroplan provides its partners (the ''Accumulation Partners'') with loyalty marketing services, including Aeroplan Miles, to attract and retain customers and to stimulate demand for these partners' products and services. Aeroplan's objective is to offer (i) its Accumulation Partners superior value relative to other marketing alternatives through access to Aeroplan's member base, and (ii) the design and execution of marketing programs aimed at increasing revenue, market share and customer loyalty.

The ''Aeroplan Program'' is one of Canada's longest standing loyalty programs. It was founded in 1984 by Air Canada, Canada's largest domestic and full-service international airline, to manage the airline's frequent flyer program. Aeroplan benefits from its unique strategic relationship with Air Canada in addition to its contractual arrangements with leading commercial partners including AMEX, CIBC, Imperial Oil (Esso), Star Alliance member airlines and numerous hotel chains and car rental companies.

Aeroplan offers its over four million active members the ability to accumulate Aeroplan Miles throughout its Accumulation Partner network through purchases of products and services. Aeroplan sells loyalty marketing services, including Aeroplan Miles, to its extensive network of Accumulation Partners, representing brands in credit and charge card, airline, and other industries. Today, credit and charge card partners generate the majority of Aeroplan's gross proceeds from the sale of Aeroplan Miles (''Gross Billings''). In 2006, approximately 70 billion Aeroplan Miles were accumulated by members representing an equivalent of over $50 billion in consumer spending to earn these Aeroplan Miles. Once members have accumulated a sufficient number of Aeroplan Miles, they can redeem through Aeroplan such Aeroplan Miles for air travel and other attractive rewards offered by certain Aeroplan partners (the ''Redemption Partners'') to Aeroplan members. Upon the redemption of Aeroplan Miles by its members, Aeroplan incurs the cost to acquire the desired reward.

DISTRIBUTION POLICY OF THE FUND, THE TRUST AND AEROPLAN

Distribution Policy of the Fund

The Fund intends to make monthly distributions of its available cash to the extent possible to Unitholders, within 15 days of the end of each month, after receiving equivalent distributions from Aeroplan. Such monthly cash distributions will be made to Unitholders of record on the last business day of each month, and consist of Distributable Cash (as is hereinafter defined) less estimated cash amounts required for expenses and other obligations of the Fund, including any tax liability, and cash redemptions of Units.

''Distributable Cash'' for a given period will consist, in general, of Aeroplan's Adjusted EBITDA for the particular period less any estimated cash amounts required for debt service obligations of Aeroplan, if any, other expense obligations, maintenance capital expenditures, taxes, reserves (including amounts on account of the Reserve (as is hereinafter defined) and reserves intended to stabilize distributions to Unitholders), and such other amounts as may be considered appropriate by Aeroplan GP.

In conjunction with the Initial Public Offering (as is hereinafter defined) of the Fund and the establishment of the Credit Facilities concluded on June 29, 2005 (the ''Credit Facilities''), Aeroplan established the Aeroplan Miles redemption reserve (''the Reserve''). As at June 30, 2007, the Reserve amounted to $400 million and was included in cash and cash equivalents and short-term investments and invested in commercial paper or corporate bonds with a minimum rating of R-1 (high) or AA (low) and term deposits. Aeroplan's investments, including the Reserve, do not include any asset-backed commercial paper. The amount held in the Reserve, as well as the types of securities in which it may be invested are based on policies established by Management, which are reviewed periodically. See ''Aeroplan Miles Redemption Reserve'' in the Annual Information Form which is incorporated by reference in this short form prospectus.

The Reserve may be used to supplement cash flows generated from operations in order to pay for rewards in the event of unusually high redemption activity associated with Aeroplan Miles. To date, Aeroplan has not had to use the funds held in the Reserve.

Distribution Policy of the Trust

The Trust intends to make monthly cash distributions to the Fund of its net monthly cash receipts, after satisfaction of its interest obligations, if any, and less any estimated cash amounts required for expenses and other obligations of the Trust, any cash redemptions or repurchases of Trust Units or Trust Notes and any tax liability. Such

distributions shall be paid within ten days following each calendar month end and are intended to be received by the Fund prior to its related cash distribution to Unitholders.

Distribution Policy of Aeroplan

Aeroplan intends to make equal monthly cash distributions to its partners of record on the last business day of each month. See "Description of Aeroplan LP — Distributions" in the Annual Information Form which is incorporated by reference in this short form prospectus. Distributions will be paid within seven days of the end of each month and are intended to be received by the Trust prior to its related cash distribution to holders of its Trust Units. Distributable Cash for a given period will consist, in general, of Aeroplan's Adjusted EBITDA for the particular period less any estimated cash amounts required for debt service obligations of Aeroplan, if any, other expense obligations, maintenance capital expenditures, taxes, reserves (including amounts on account of the Reserve and reserves intended to stabilize distributions to Unitholders), and such other amounts as may be considered appropriate by Aeroplan GP.

In accordance with the Aeroplan Partnership Agreement, priority distributions are to be made to the Trust and the Fund in order to cover their operating expenses. A priority distribution of $0.5 million was paid to the Fund in December of 2006. The Fund used the proceeds of the distribution to reimburse Aeroplan for the operating expenses paid by Aeroplan in 2006 on the Fund's behalf. No priority distributions were declared by Aeroplan in 2005 since no significant operating expenses were incurred by the Trust and the Fund.

The terms of the Credit Facilities include certain covenants limiting the aggregate amount of distributions by Aeroplan to holders of record of LP Units during any twelve-month period from exceeding the aggregate Distributable Cash of Aeroplan during such period. Distributions by Aeroplan are also prohibited upon the occurrence and continuance of an event of default under the Credit Facilities. See "The Aeroplan Business — Debt Financing" in the Annual Information Form which is incorporated by reference in this short form prospectus.

Cash distributions by the Fund are not guaranteed and will be based indirectly upon the business operated by Aeroplan, which is susceptible to a number of risks. Please see "Risk Factors".

RECENT DEVELOPMENTS

Effective June 30, 2007, the merchant services agreement dated September 30, 2004 entered into with First Data Loan Company, Canada for the processing of certain credit card transactions in the name of Aeroplan, Air Canada and other entities under common control of ACE was amended such that Aeroplan is only liable for its own transactions and is no longer jointly and severally liable for the obligations of Air Canada and the other entities under common control of ACE that are processed under such merchant services agreement.

On August 8, 2007, as provided for in the existing CPSA (as is hereinafter defined), Aeroplan and Air Canada reached agreement relating to fixed capacity redemption rates to be paid by Aeroplan, in connection with airline seat redemptions, for the period beginning January 1, 2008 through to December 31, 2010. The outcome falls within the pre-established contractual parameters and is in line with Aeroplan's business expectations.

On October 15, 2007, Aeroplan and Bell Canada announced that the Aeroplan program agreement dated as of June 1, 2004, as amended on March 9, 2006, will not be renewed by the parties and will expire in accordance with its terms on January 18, 2008.

DESCRIPTION OF UNITS

An unlimited number of Units may be issued pursuant to the Fund Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains (other than net realized capital gains allocated and distributed to redeeming Unitholders) or other amounts, and in the net assets of the Fund in the event of termination or winding-up of the Fund.

All Units are of the same class with equal rights and privileges. All Units are not subject to future calls or assessments, and, except as set out under "Description of the Fund — Units" in the Annual Information Form, which is incorporated by reference in this short form prospectus, entitle the holders thereof to one vote for each whole Unit held at all meetings of Unitholders. Except as set out under "Description of the Fund — Redemption at the Option of Unitholders" in the Annual Information Form, which is incorporated by reference in this short form prospectus, the Units have no conversion, retraction, redemption or pre-emptive rights.

The Fund Declaration of Trust contains provisions that allow it to be amended or altered from time to time by the trustees of the Fund with the consent of the Unitholders by a special resolution of the holders of not less than $66\frac{2}{3}\%$ of the Units. See "Description of the Fund — Amendments to the Fund Declaration of Trust" in the Annual Information Form, which is incorporated by reference in this short form prospectus.

CONSOLIDATED CAPITALIZATION OF THE FUND

There have been no material changes in the Fund's unit or loan capital on a consolidated basis since June 30, 2007. There are an aggregate of 199,999,854 Units of the Fund issued and outstanding. Immediately following the completion of the Offering, ACE will hold 40,292,088 Units representing a 20.1% interest in the Fund and the Fund will continue to own a 100% indirect interest in Aeroplan.

The table below sets out the consolidated capitalization of the Fund as at December 31, 2006 and June 30, 2007. The historical amounts are derived from the audited and unaudited consolidated balance sheets of the Fund as at December 31, 2006 and June 30, 2007, respectively.

Aeroplan Income Fund	As at December 31, 2006(1) (000'S)[2]	As at June 30, 2007 (000'S)[2]
Cash and cash equivalents	$ 32	$ 273,851
Short-term investments	$ 0	$ 395,999
Long-term debt (including current portion)	$ 0	$ 298,941
Unitholders' Capital	$1,392,232	$ 3,249,557
Accumulated earnings (loss)	$ 30,858	$ (78,784)
Contributed surplus	$ 0	$ 8,345
Accumulated other comprehensive income	$ 0	$ 0
Accumulated distributions	$ (47,470)	$ (125,794)
Total Unitholders' Equity	$1,375,620	$ 3,053,324
Number of Units	99,454,165	199,999,918

(1) As at December 31, 2006, the Fund owned 49.7% of Aeroplan and it accounted for this investment under the equity method of accounting.

(2) Except for "Number of Units".

CONSOLIDATED CAPITALIZATION OF AEROPLAN

There have been no material changes in Aeroplan's unit or loan capital on a consolidated basis since June 30, 2007.

The table below sets out the consolidated capitalization of Aeroplan as at December 31, 2006 and June 30, 2007. The historical amounts were derived from the audited and unaudited consolidated balance sheets of the Aeroplan as at December 31, 2006 and June 30, 2007, respectively.

Aeroplan	As at December 31, 2006 (000'S)[1]	As at June 30, 2007 (000'S)[1]
Cash and cash equivalents	$ 166,939	$ 273,756
Short-term investments	$ 452,797	$ 395,999
Long-term debt (including current portion)	$ 300,000	$ 295,559
Partners' Capital	$ 226,066	$ 224,537
Accumulated earnings	$ 402,660	$ 502,226
Contributed surplus	$ 8,269	$ 9,799
Accumulated other comprehensive income	$ 0	$ 0
Accumulated distributions	$(1,637,051)	$(1,721,051)
Total Partners' Equity	$(1,000,056)	$ (984,489)
Number of Units	200,000,001	200,000,001

(1) Except for "Number of Units".

USE OF PROCEEDS

The net proceeds from the sale of the Offered Units to be received by ACE under this short form prospectus are estimated to be $462,528,000 after deduction of the Underwriters' fee of $19,272,000. The Fund and Aeroplan will not

receive any proceeds pursuant to this Offering. In accordance with the Investor Liquidity Agreement entered into by the Fund, the Trust, Aeroplan, Aeroplan GP and ACE on June 29, 2005 in connection with the Initial Public Offering (the "Investor Liquidity Agreement"), Aeroplan will pay the expenses of the Offering (excluding Underwriters' fees) estimated to be $500,000.

SELLING UNITHOLDER

The Selling Unitholder under this Offering is ACE. Following the closing of the Fund's initial public offering on June 22, 2005 (the "Initial Public Offering") and the exercise of the option granted by the Fund to underwriters to purchase up to 3,750,000 additional units for a period of 30 days from the closing of the Initial Public Offering ACE owned a 85.6% indirect interest in the Fund through its holding of an 85.6% limited partnership interest in Aeroplan. The limited partnership units were exchangeable at the option of ACE into an equal number of Units of the Fund in accordance with the Investor Liquidity Agreement. Following multiple exercises of such exchange rights and distributions of Units to its shareholders, ACE currently holds 31.1% of the issued and outstanding Units of the Fund. Pursuant to this Offering, 22,000,000 Offered Units are distributed for the account of ACE.

The following table sets out information concerning ACE's ownership of Units of the Fund as of the close of business on October 5, 2007, and as adjusted as of that date to give effect to the Offering.

	Units owned Before Offering		Units to be sold in Offering	Units owned After Offering	
Name	Number	Percentage	Number	Number	Percentage
ACE Aviation Holdings Inc.	62,292,088	31.1%	22,000,000	40,292,088	20.1%

All of the Units owned by ACE are owned of record and beneficially and were acquired by ACE upon the exchanges by ACE of its common shares of Aeroplan GP and its limited partnership units of Aeroplan for Units of the Fund in accordance with the Investor Liquidity Agreement. Such limited partnership units of Aeroplan and common shares of Aeroplan GP were acquired by ACE in connection with the Initial Public Offering of the Fund.

ACE has agreed to pay the fees payable to the Underwriters pursuant to the Underwriting Agreement. None of the proceeds from the sale of the Offered Units will be received by the Fund or Aeroplan.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement dated October 5, 2007 among ACE, the Fund, the Trust, Aeroplan, Aeroplan GP and the Underwriters, ACE has agreed to sell an aggregate of 22,000,000 Units and the Underwriters have agreed jointly (severally), and not solidarily to purchase from ACE, as principals, on Closing, subject to the conditions stipulated in the Underwriting Agreement, all but not less than all of such Units at a price of $21.90 per Unit payable in cash to ACE, against delivery. The Underwriting Agreement provides that the Underwriters will be paid a fee of $0.876 per Unit purchased by the public in consideration for services performed in connection with the Offering.

The terms of the Offering of the Units were established through negotiation between ACE and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are joint (several) and not solidary (joint and several), and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are obligated to take up and pay for all of the Offered Units if any of such Offered Units are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Fund, the Trust, Aeroplan, Aeroplan GP and ACE will jointly (severally), and not solidarily, indemnify the Underwriters and their respective directors, officers, agents and employees against certain liabilities and expenses, including, as the case may be, liabilities under Canadian securities legislation. In addition, the Fund has agreed to indemnify ACE and ACE has agreed to indemnify the Fund against certain liabilities and expenses.

Subscriptions for Offered Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

The Fund has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of Units which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Units. The foregoing restrictions are subject to certain exceptions. The Underwriters

may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Units. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules of Market Regulation Services Inc., relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Units at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., TD Securities Inc. and Desjardins Securities Inc. are subsidiaries or affiliates of entities which are members of a syndicate of financial institutions (the "Aeroplan Lenders") that have made Credit Facilities in the amount of $475 million available to Aeroplan. RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc. and TD Securities Inc. are subsidiaries or affiliates of entities which are members of a syndicate of financial institutions (the "Air Canada Lenders") that have made available a secured revolving credit facility in an aggregate amount of $400 million (the "Air Canada Facility") to Air Canada, a subsidiary of ACE. RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., TD Securities Inc. and Merrill Lynch Canada Inc. are subsidiaries or affiliates of lenders (the "Jazz Lenders" and together with the Aeroplan Lenders and Air Canada Lenders, the "Lenders") that have made credit facilities in the aggregate amount of $150 million available to Jazz LP (the "Jazz Facilities"), an affiliate of ACE. Accordingly, the Fund may be considered a connected issuer to the Underwriters for purposes of securities laws in certain Canadian provinces. As at September 30, 2007, an aggregate amount of approximately $300 million was drawn by Aeroplan under the Credit Facilities. Aeroplan is not in default of its obligations to the financial institutions that have made the Credit Facilities available. The Credit Facilities are secured by a first priority interest and hypothec over the present and after-acquired property of Aeroplan, subject to certain exclusions and permitted encumbrances. Based on Air Canada's public disclosure documents, as at June 30, 2007, (i) no funds have been drawn by Air Canada under the Air Canada Facility, (ii) Air Canada is not and has not been in default of its obligations to the financial institutions that have made the Air Canada Facility available to Air Canada and (iii) the Air Canada Facility is secured by a first priority interest and hypothec over the present and after-acquired property of Air Canada, subject to certain exclusions and permitted encumbrances. Based on Jazz LP's public disclosure documents, as at June 30, 2007, (i) an aggregate amount of approximately $115 million was owing by Jazz LP under the Jazz Facilities and (ii) Jazz LP is not and has not been in default of its obligations to the Jazz Lenders under the Jazz Facilities, which are secured by a first priority security interest and hypothec over the present and after acquired personal and certain real property of Jazz LP, subject to certain exclusions and permitted encumbrances.

The decision to distribute Offered Units was made by ACE and the terms and conditions of distribution were determined through negotiations between ACE and the Underwriters. The Lenders have not had any involvement in such decision and will not have any involvement in such determination. None of the Underwriters will receive any benefit from the Offering other than its portion of the remuneration payable by ACE on the principal amount of the Offered Units sold through or to such Underwriters.

Certain of the Underwriters, their subsidiaries or their affiliates have in the past engaged, and may in the future engage, in transactions with and perform services, including commercial banking, financial advisory and investment banking services, for ACE, the Fund, Aeroplan and their respective affiliates in the ordinary course of business for which they have received or may receive customary compensation.

The Offered Units have not been and will not be registered under the *United States Securities Act of 1933*, as amended (the "U.S. Securities Act"), or any state securities laws of the United States. The Underwriting Agreement, however, permits the Underwriters to offer and resell Offered Units purchased by them pursuant thereto, through their U.S. broker dealers, to certain qualified institutional buyers in the United States, provided that such reoffers and resales are made only in accordance with Rule 144A under the U.S. Securities Act. In addition, until 40 days after the commencement of the Offering, any offer or sale of Offered Units in the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements under the U.S. Securities Act.

Pursuant to the Underwriting Agreement, ACE and the Fund shall not, directly or indirectly, without the prior written consent of RBC Dominion Securities Inc. and CIBC World Markets Inc., on behalf of the Underwriters, such consent not to be unreasonably withheld: (i) offer, issue, pledge, sell, contract to sell, announce an intention to sell, sell

any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly any Units or securities convertible into or exchangeable for Units (other than for purposes of directors', officers' or employee plans, to satisfy existing instruments already issued at the date hereof; securities issued, sold, transferred or distributed in connection with an arms' length acquisition, merger, consolidation or amalgamation with any company or fund; or an announcement of its intention to issue, sell, transfer or distribute securities in connection with a reorganization or liquidation, or convene and hold a securityholders meeting to approve any such transaction); or (ii) enter into any swap or other similar arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Units of the Fund, whether any such transaction described in clause (i) or (ii) above is settled by delivery of Units or other such securities of the Fund, in cash or otherwise, for a period ending on the date that is 60 days after the closing of the Offering.

The Fund Declaration of Trust provides that at no time may non-residents within the meaning of the Tax Act (''Non-Residents'') be the beneficial owners of more than 49.9% of the Units. In the event that the Fund becomes aware that Non-Residents are the owners of more than 49.9% of the Units, the Fund may require certain of the Non-Residents to sell their Units. See ''Risk Factors''.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, counsel to the Fund and ACE, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters (together, ''Counsel''), the following summary, as at the date hereof, describes the principal Canadian federal income tax considerations generally applicable under the Tax Act to a prospective purchaser of Units pursuant to the Offering who, for purposes of the Tax Act, at all relevant times, (i) is resident or deemed to be resident in Canada, (ii) holds the Units as capital property and (iii) deals at arm's length with the Fund, the Trust, Aeroplan and Aeroplan GP and is not affiliated with the Fund, the Trust, Aeroplan and Aeroplan GP. Generally, Units will be considered to be capital property to a Unitholder provided the Unitholder does not hold the Units in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Unitholders who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Unitholders should consult their own tax advisors regarding their particular circumstances.

This summary is not applicable to a Unitholder that is a ''financial institution'' for purposes of the mark-to-market rules contained in the Tax Act, a ''specified financial institution'', or a Unitholder an interest in which is a ''tax shelter investment'' (all as defined in the Tax Act). Such Unitholders should consult their own tax advisors with respect to the tax consequences to them of an investment in Units.

This summary is based upon the facts set out in the prospectus, the provisions of the Tax Act in force on the date hereof, Counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the ''CRA''), the assumption that the Fund will at all times comply with the Fund Declaration of Trust, and certificates of the Fund, the Trustees of the Trust, the officers of Aeroplan GP and the Underwriters as to certain factual matters. This summary also takes into account the specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the ''Proposed Amendments''). No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian federal income tax consequences of acquiring, holding or disposing of Units. Furthermore, the income and other tax consequences of acquiring, holding or disposing of Units will vary depending on the Unitholder's particular circumstances, including the province or provinces in which the Unitholder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchasers of Units. Prospective purchasers of Units should consult their own tax advisors for advice with respect to the tax consequences to them of an investment in Units, having regard to their particular circumstances.

SIFT Rules

On October 31, 2006, the Minister of Finance (Canada) announced a "Tax Fairness Plan" which, in part, proposed changes to the manner in which certain flow-through entities and the distributions from such entities are taxed. Bill C-52, Budget Implementation Act, 2007, which received Royal Assent on June 22, 2007, contained the SIFT Rules, which are designed to implement these proposals. Under the SIFT Rules, the Fund, as a publicly traded income trust, is considered a SIFT and will be subject to trust level taxation as of January 1, 2011 at a rate comparable to the combined federal and provincial corporate tax rate on certain types of income. In addition, the taxable distributions received by Unitholders will be treated as dividends from a taxable Canadian corporation.

The SIFT Rules could become effective on a date earlier than January 1, 2011 if the Fund is deemed to have undergone "undue expansion" during the period from November 1, 2006 to December 31, 2010, as described in the Normal Growth Guidelines issued by the Department of Finance on December 15, 2006.

The Normal Growth Guidelines indicate that the Fund will not lose the benefit of the deferred application of the new tax regime to 2011 if the equity capital of the Fund does not grow as a result of issuances of new equity (which includes Units, debt that is convertible into Units, and potentially other substitutes for such equity) before 2011 by an amount that exceeds the greater of $50 million and an objective "safe harbour" amount based on a percentage of the Fund's market capitalization as of the end of trading on October 31, 2006 (measured in terms of the value of the Fund's issued and outstanding publicly traded Units, not including debt, options or interests that were convertible into Units, the "October 31, 2006 Market Capitalization"). The Normal Growth Guidelines provide for a "safe harbour" amount as follows:

Time Period	Safe Harbour Amount
November 1, 2006 to December 31, 2007	40% of October 31, 2006 Market Capitalization
2008	20% of October 31, 2006 Market Capitalization
2009	20% of October 31, 2006 Market Capitalization
2010	20% of October 31, 2006 Market Capitalization

These "safe harbour" amounts are cumulative during the transition period. Management has advised Counsel that the Fund's October 31, 2006 Market Capitalization was approximately $792 million. Management has further advised Counsel that taking into account all equity issuances since November 1, 2006, determined in accordance with the Normal Growth Guidelines, as of October 5, 2007, the Fund had not exceeded the "safe harbour" amount of 40% of the October 31, 2006 Market Capitalization allowed during the time period from November 1, 2006 and ending December 31, 2007. It is assumed, for the purpose of this summary, that the Fund will not currently be subject to the SIFT Rules. However, in the event that the Fund issues additional units or convertible debentures (or other equity substitutes) prior to 2011, the Fund may become subject to the SIFT Rules prior to January 1, 2011. No assurance can be given that the SIFT Rules will not apply to the Fund prior to 2011.

Because the SIFT Rules have only recently been enacted, the CRA's administrative policies regarding the interpretation of the SIFT Rules and their application to the trusts and partnerships in which a publicly traded income fund holds a direct or indirect interest are still under review. Although this was likely not the intent of the SIFT Rules proposed by the Department of Finance (Canada), there can be no assurance that the SIFT Rules may not be interpreted and applied in a manner that would cause the Trust and Aeroplan to be considered SIFTs. Counsel understands that discussions are ongoing between the CRA and the Department of Finance on these issues.

If the Trust and Aeroplan were considered to be SIFTs, it is assumed that they would also be considered to have been SIFTs on October 31, 2006. Management has advised Counsel that, taking into account all equity issuances since November 1, 2006, Trust and Aeroplan have complied with the Normal Growth Guidelines. It is assumed, for the purpose of this summary, that the Trust and Aeroplan will not currently be subject to the SIFT Rules. No assurance can be given that the SIFT Rules will not apply to the Trust or Aeroplan prior to January 1, 2011.

The remainder of this summary is subject to the SIFT Rules as discussed above.

Qualification as a Mutual Fund Trust

This summary is based on the assumption that the Fund will qualify as a "mutual fund trust", as defined in the Tax Act, on the completion of the Offering and will thereafter continuously qualify as a mutual fund trust at all relevant times. If the Fund were not to so qualify as a mutual fund trust, the income tax considerations would be materially different, in some respects, from those described below.

Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of non-residents of Canada unless all or substantially all of its property is property other than "taxable Canadian property" as defined in the Tax Act. The Fund Declaration of Trust contains mechanisms to ensure that this limitation will not be breached. On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act providing that a trust will cease to qualify as a mutual fund trust at the time trust units representing more than 50% of the fair market value of all issued trust units are held by one or more non-residents of Canada or one or more partnerships that are not "Canadian partnerships", as defined in the Tax Act, where more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. On December 6, 2004, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion to implement certain measures proposed in the September 16, 2004 draft amendments, which Notice did not include this particular draft amendment, and the Department of Finance (Canada) indicated in a concurrent release that further discussions would be pursued with the private sector in this respect. The issue of the ownership of units of mutual fund trusts by non-residents of Canada and partnerships that are not "Canadian partnerships" was not addressed in the most recent federal budgets or in Bill C-52.

Taxation of the Fund

The Fund will be subject to tax under Part I of the Tax Act in each taxation year (which will be the calendar year) on its taxable income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in such year to the Unitholders and that is deducted by the Fund in computing its income for tax purposes. An amount is considered to be payable to a Unitholder in a taxation year if it is paid to the Unitholder in the year or if the Unitholder is entitled in that year to enforce payment of the amount.

The Fund will include in its income for each taxation year such amount of the Trust's income for tax purposes, including net taxable capital gains, as is paid or becomes payable to the Fund in the year in respect of the Trust Units held by the Fund and all interest on the Trust Notes that accrues to the Fund to the end of the year, or that becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing the Fund's income for a preceding year. The Fund will not be subject to income tax on any amount received as a payment of principal in respect of the Trust Notes or on any amount received as distributions on the Trust Units that are in excess of the income of the Trust that is paid or payable by the Trust to the Fund in the year, which amount will generally reduce the adjusted cost base of the Trust Units. If, as a result, the Fund's adjusted cost base in any taxation year of its Trust Units would otherwise be a negative amount, the Fund will be deemed to realize a capital gain in such amount for that year and the Fund's adjusted cost base of its Trust Units will then be reset to nil. The Fund will generally be entitled to deduct in computing income reasonable administrative and other operating expenses (other than expenses on account of capital) incurred by it for the purpose of earning income, subject to the relevant provisions of the Tax Act.

Under the terms of the Fund Declaration of Trust, an amount equal to the annual income of the Fund (determined without reference to subsection 104(6) of the Tax Act), together with the taxable and non-taxable portion of any net capital gains realized by the Fund in the year (excluding taxable capital gains or income of the Fund arising upon a distribution in specie of property of the Fund on redemption of a Unit which are paid or payable by the Fund to the redeeming Unitholder and taxable capital gains which may be offset by allowable capital losses of the Fund carried forward from prior years) will be payable in the year to the Unitholders by way of cash distributions, subject to the exceptions described below. The Fund Declaration of Trust further provides that the Fund will deduct in computing its income for tax purposes such amounts as are paid or payable to Unitholders for the year whether in cash, additional Units or otherwise as is necessary to ensure that the Fund is not liable to pay income tax under Part I of the Tax Act in any year. Counsel express no opinion in this regard. Income of the Fund which is applied to fund redemptions of Units for cash or is otherwise unavailable for cash distribution will be distributed to Unitholders in the form of additional Units. Losses incurred by the Fund cannot be allocated to Unitholders, but can be deducted by the Fund in future years in computing taxable income, in accordance with the Tax Act.

A distribution in specie by the Fund to a Unitholder upon a redemption of Units will give rise to dispositions of property by the Fund. Such dispositions will result in a capital gain (or a capital loss) to the Fund to the extent that the proceeds of disposition exceed (or are exceeded by) the cost amount to the Fund of such property and any reasonable costs of disposition. Capital gains and income of the Fund attributable to an in specie distribution will be designated in respect of, and made payable to, the redeeming Unitholder, with the result that the taxable portion of such gains and

income should generally be included in computing the income of the redeeming Unitholder and deductible by the Fund in computing its income.

Once the Fund becomes subject to the SIFT Rules (which is assumed to be, subject to compliance with the Normal Growth Guidelines, no earlier than 2011), the Fund will no longer be able to deduct any part of the amounts payable to Unitholders in respect of its "non-portfolio earnings", as defined in the Tax Act, which will include all income from the Trust Units (unless the Trust is a SIFT) and the Trust Notes. Income which the Fund is unable to deduct, pursuant to the SIFT Rules, will be taxed in the Fund at a rate comparable to the combined federal and provincial corporate tax rate. The SIFT Rules do not change the tax treatment of distributions that are in excess of the income of the Fund.

Taxation of the Trust

The Trust will be taxable on its income determined under the Tax Act for each taxation year (which will be the calendar year), which will include its allocated share of the income of Aeroplan for the fiscal period of Aeroplan ending in or coincidentally with the taxation year of the Trust, except to the extent such income is paid or payable in such year to the Fund, its sole unitholder, and is deducted by the Trust in computing its income for tax purposes. The Trust generally will be entitled to deduct in computing income its expenses incurred to earn income from a business or property provided such expenses are reasonable and not on account of capital, subject to the relevant provisions of the Tax Act. Under the Trust Declaration of Trust, all of the income of the Trust for each year (determined without reference to subsection 104(6) of the Tax Act), together with the taxable and non-taxable portion of any capital gains realized by, or attributed to, the Trust in the year, will generally be payable in the year to the Fund, the sole unitholder of the Trust. The Trust Declaration of Trust provides that the Trust will deduct in computing its income for tax purposes the amounts paid or payable to the Trust in the year as may reasonably be considered necessary to ensure that the Trust will not be liable to pay income tax under Part I of the Tax Act. Counsel express no opinion in this regard.

In the event that the Trust becomes subject to the SIFT Rules (which is assumed to be, subject to compliance with the Normal Growth Guidelines, no earlier than 2011), the Trust will be subject to similar treatment under the SIFT Rules to that described above in respect of the Fund.

Taxation of Aeroplan

Aeroplan is not subject to tax under the Tax Act. Each partner of Aeroplan, including the Trust, is required to include in computing the partner's income the partner's share of the income or loss, limited to its "at-risk amount", of Aeroplan for its fiscal period ending in, or coincidentally with, the partner's taxation year, whether or not any such income is distributed to the partner in the taxation year. For this purpose, the income or loss of Aeroplan will be computed for each fiscal period as if Aeroplan were a separate person resident in Canada. In computing the income or loss of Aeroplan for a fiscal year, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by Aeroplan to earn income from its business or investments in the given fiscal period, subject to the relevant provisions of the Tax Act.

The income or loss of Aeroplan for a fiscal period will be allocated to the partners of Aeroplan, including the Trust, on the basis of their respective share of such income or loss, as determined under the Aeroplan Partnership Agreement, and subject to detailed rules in the Tax Act. Generally, distributions to partners in excess of the income of Aeroplan for a fiscal period will result in a reduction of the adjusted cost base of the partner's LP Units by the amount of such excess. If, as a result, the adjusted cost base to the Trust of its LP Units at the end of a fiscal period of Aeroplan would otherwise be a negative amount, the Trust will be deemed to realize a capital gain in such amount for the Trust's taxation year in which such fiscal period ends, and the Trust's adjusted cost base of its LP Units will then be reset to nil.

In the event that Aeroplan becomes subject to the SIFT Rules (which is assumed to be, subject to compliance with the Normal Growth Guidelines, no earlier than 2011), Aeroplan will be subject to tax on the lesser of its income otherwise determined and its non-portfolio earnings, as defined in the Tax Act at a rate comparable to the combined federal and provincial corporate tax rate.

Taxable Unitholders

Fund Distributions

A Unitholder generally will be required to include in computing income for a particular taxation year the portion of the income for tax purposes of the Fund for the year, including net Taxable Capital Gains, as is defined below,

determined for purposes of the Tax Act, that is paid or payable to the Unitholder in that year whether the amount is received in cash, additional Units or otherwise. Provided that appropriate designations are made by the Fund, such portions of its net Taxable Capital Gains (as is hereinafter defined) and foreign source income as are paid or payable to a Unitholder effectively will retain their character and be treated as such in the hands of the Unitholder for the purposes of the Tax Act. Accordingly, such amounts will be taken into account in determining, if necessary and as applicable, a Unitholder's capital gains and a Unitholder's foreign tax credits.

Once the Fund becomes subject to the SIFT Rules (which is assumed to be, subject to compliance with the Normal Growth Guidelines, no earlier than 2011), taxable distributions from the Fund received by Unitholders and paid from the Fund's after tax income will generally be deemed to be received as dividends from a taxable Canadian corporation. Such dividends will be subject to the gross-up and dividend tax credit provisions in respect of Unitholders that are individuals and will be "eligible dividends" that generally benefit from the enhanced gross-up and dividend tax credit rules under the Tax Act.

A Unitholder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 ⅔% on income received or receivable from the Fund (including income designated as Taxable Capital Gains in respect of the Unitholder).

Any amount in excess of the income of the Fund that is paid or payable by the Fund to a Unitholder in a year generally will not be included in the Unitholder's income for the year, including the non-taxable portion of any net capital gain of the Fund that is paid or payable to a Unitholder in a taxation year. However, where such an amount is paid or becomes payable to a Unitholder, other than as proceeds of disposition or deemed disposition of Units or any part thereof, the amount generally will reduce the adjusted cost base of the Units held by such Unitholder, except to the extent that the amount represents the Unitholder's share of the non-taxable portion of the net capital gains of the Fund for the year, the taxable portion of which was designated by the Fund in respect of the Unitholder. If, as a result, the Unitholder's adjusted cost base in any taxation year in respect of its Units would otherwise be a negative amount, the Unitholder will be deemed to realize a capital gain in such amount for that year, and the Unitholder's adjusted cost base in respect of its Units will then be reset to nil.

Disposition of Units

Upon the disposition or deemed disposition by a Unitholder of a Unit, whether on redemption or otherwise, the Unitholder generally will realize a capital gain (or a capital loss) equal to the amount by which the Unitholder's proceeds of disposition (excluding any amount payable by the Fund which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Unit and any reasonable costs of disposition.

The adjusted cost base of a Unit to a Unitholder will include all amounts paid or payable by the Unitholder for the Unit, with certain adjustments. Units issued to a Unitholder in lieu of a cash distribution of income (including net capital gains) will have a cost equal to the amount of such income (and the applicable non-taxable portion of the Fund's net capital gains). The adjusted cost base to a Unitholder of a newly acquired Unit will be determined by averaging the cost of such Unit with the adjusted cost base of all other Units owned by the Unitholder as capital property, immediately before that acquisition.

Where Units are redeemed and any Series 2 Exchange Notes and Series 3 Exchange Notes of a wholly owned subsidiary of the Fund (collectively, the "Exchange Notes") are distributed in specie to the Unitholder, the proceeds of disposition to the Unitholder of the Units will be equal to the fair market value of the Exchange Notes so distributed, less any capital gain realized by the Fund as a result of the redemption of those Units which is paid or made payable by the Fund to the redeeming Unitholder. The cost amount to a Unitholder, immediately after a redemption of Units of the Unitholder, of property distributed to the Unitholder by the Fund upon such redemption or upon the termination of the Fund, will be equal to the fair market value of such property at the time of the distribution, less any accrued interest on the Exchange Notes (or in the event of the termination of the Fund, Trust Notes, as the case may be) that form part of the property so distributed. The redeeming Unitholder will be required to include in income interest on any Exchange Notes acquired (including interest that had accrued prior to the date of the acquisition of such Exchange Notes by the Unitholder) in accordance with the provisions of the Tax Act. To the extent that the Unitholder is required to include in income any interest that had accrued prior to the date of the acquisition of the Exchange Notes by the Unitholder, an offsetting deduction will be available.

The consolidation of Units will not be considered to result in a disposition of Units by Unitholders. The aggregate adjusted cost base to a Unitholder of all of the Unitholder's Units will not change as a result of a consolidation of Units; however, the adjusted cost base per Unit will increase.

Capital Gains and Capital Losses

One-half of any capital gain realized by a Unitholder on the disposition of a Unit and the amount of any net taxable capital gains designated by the Fund in respect of a Unitholder (each, a "Taxable Capital Gain") will be included in the Unitholder's income. One-half of any capital loss ("Allowable Capital Loss") realized by a Unitholder on the disposition of a Unit generally must be deducted from Taxable Capital Gains of the Unitholder for the year of disposition. Any unused Allowable Capital Losses may be carried back to any of the three preceding taxation years or forward to any subsequent taxation year, and deducted against net Taxable Capital Gains of the Unitholder in any such other year to the extent and under the circumstances described in the Tax Act.

A Unitholder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on its "aggregate investment income" for the year, which will include an amount in respect of Taxable Capital Gains.

Alternative Minimum Tax

In general terms, net income of the Fund paid or payable to Unitholders that are individuals or certain trusts that is designated by the Fund as net Taxable Capital Gains and capital gains realized by such a Unitholder may give rise to alternative minimum tax under the Tax Act.

Tax-Exempt Unitholders

Provided that the Fund qualifies as a "mutual fund trust" for purposes of the Tax Act on the completion of the Offering, the Units will be qualified investments under the Tax Act at that time for Plans. If the Fund ceases to qualify as a mutual fund trust, the Units will cease to be qualified investments under the Tax Act for Plans. Exchange Notes received as a result of a redemption of Units may be qualified investments under the Tax Act for Plans depending on the circumstances at the time. Exchange Notes will not be qualified investments under the Tax Act for a trust governed by a deferred profit sharing plan for which any employer is an employer with whom the corporation issuing the Exchange Notes does not deal at arm's length (within the meaning of the Tax Act). **Plans wishing to redeem Units should consult their tax advisors.**

RISK FACTORS

Investors should consider carefully before purchasing the Offered Units the risks described below as well as the other information in this short form prospectus and the documents incorporated by reference herein.

Risks Related to Aeroplan and the Industry

Dependency on Top Three Accumulation Partners

Aeroplan's top three Accumulation Partners were responsible for 88% of Gross Billings for the six months ended June 30, 2007. A decrease in sales of Aeroplan Miles to any of Aeroplan's significant Accumulation Partners for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services Aeroplan provides could have a material adverse effect on Gross Billings. Subject to the minimum number of Aeroplan Miles to be purchased by Air Canada under the amended and restated commercial participation and services agreement dated June 9, 2004 between Air Canada and Aeroplan as amended (the "CPSA"), Air Canada can change the number of Aeroplan Miles awarded per flight without Aeroplan's consent, which could result in a significant reduction in Gross Billings. Aeroplan cannot ensure that its contracts with these, or other Accumulation Partners, will be renewed on similar terms, or at all when they expire.

Air Canada or Travel Industry Disruptions

Aeroplan's members' strong demand for air travel creates a significant dependency on Air Canada in particular and the airline industry in general. Any disruptions or other material adverse changes in the airline industry, whether domestic or international, affecting Air Canada or a Star Alliance member airline, could have a material adverse impact on Aeroplan's business. This could manifest itself in Aeroplan's inability to fulfill member's flight redemption requests or to provide sufficient accumulation opportunities. As a result of airline or travel services industry disruption, such as

those which resulted from the terrorist attacks on September 11, 2001, or as might result from political instability, other terrorist acts or war, or from increasingly restrictive security measures, such as the current restrictions on the content of carry-on baggage, too much uncertainty could result in the minds of the traveling public and have a material adverse effect on passenger demand for air travel. Consequently, members might forego redeeming points for air travel and therefore might not participate in the Aeroplan Program to the extent they previously did which could adversely affect Aeroplan's revenue from the Aeroplan Program. A reduction in member use of the Aeroplan Program could impact Aeroplan's ability to retain its current partners and members and to attract new commercial partners and members.

Reduction in Activity, Usage and Accumulation of Aeroplan Miles

A decrease in Gross Billings from any of Aeroplan's Accumulation Partners for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services Aeroplan provides, or a decrease in the accumulation of Aeroplan Miles by members could have a material adverse effect on Aeroplan's Gross Billings and revenue.

Greater than Expected Redemptions for Rewards

A significant portion of Aeroplan's profitability is based on its estimate of the number of Aeroplan Miles that will never be redeemed by the member base. The percentage of Aeroplan Miles that are not expected to be redeemed is known as "breakage" in the loyalty industry. Management's current estimate of breakage is supported by two independent studies conducted in 2006. Given the importance of the introduction of ClassicPlus Flight Rewards, Aeroplan will be updating such studies after the end of 2007 when a full year's data is available, to assess the impact, if any, on breakage. Breakage may decrease from the current estimate of 17% as the Aeroplan Program grows and a greater diversity of rewards become available. If actual redemptions are greater than Aeroplan's current estimates, its profitability could be adversely affected due to the cost of the excess redemptions. Furthermore, the actual mix of redemptions between air and non-air rewards could adversely affect Aeroplan's profitability. The total number of Miles affected by breakage ("Broken Miles") (including Miles issued by Air Canada prior to January 1, 2002) amounted to 62.0 billion miles as at June 30, 2007. Of those 62.0 billion Broken Miles, 45.3 billion are Aeroplan Miles issued by Aeroplan since January 1, 2002. The responsibility to provide rewards for these 62.0 billion Broken Miles, if ever redeemed, rests with Aeroplan. While Management believes that a material portion of the estimated 45.3 billion Broken Miles issued by Aeroplan will not be redeemed, there can be no such assurances.

Industry Competition

Competition in the loyalty marketing industry is intense. New and existing competitors may target Aeroplan's Accumulation Partners and members, as well as draw rewards from Redemption Partners. The continued attractiveness of the Aeroplan Program will depend in large part on Aeroplan's ability to remain affiliated with existing partners or add new partners, that are desirable to consumers and to offer rewards that are both attainable and attractive to consumers. With respect to Aeroplan's database marketing services, Aeroplan's ability to continue collecting detailed transaction data on consumers is critical in providing effective marketing strategies for its Accumulation Partners. Many of Aeroplan's current competitors may have greater financial, technical, marketing and other resources than Aeroplan. Aeroplan cannot ensure that it will be able to compete successfully against its current and potential competitors, including in connection with technological advancements by such competitors.

Market Growth

The markets for the services that Aeroplan offers may fail to expand or may contract and this could negatively impact Aeroplan's growth and profitability. Loyalty and database marketing strategies are relatively new to retailers, and Aeroplan cannot guarantee that merchants will continue to use these types of marketing strategies. Additionally, downturns in the economy or the performance of retailers may result in a decrease in the demand for loyalty marketing and Aeroplan's products and services.

Supply and Capacity Costs

Aeroplan's costs may increase as a result of supply arrangements with Air Canada and other suppliers. Aeroplan may not be able to satisfy its members if the seating capacity made available to Aeroplan by Air Canada, Jazz and Star Alliance member airlines or other non-air rewards from other suppliers are inadequate to meet their redemption demands at specific prices.

If, upon the renegotiation of the rates charged to Aeroplan under the CPSA which takes place every three years (with the next renegotiation scheduled for 2010) or upon the expiry of the CPSA, Aeroplan is unable to negotiate new rates or a replacement agreement with Air Canada on similarly favourable terms or if Air Canada sharply reduces its seat capacity, Aeroplan may be required to pay more for seat capacity from Air Canada than the currently negotiated rates under the CPSA or to purchase seat capacity from other airlines. Seat capacity from other airlines could be more expensive than comparable seat capacity under the CPSA, and the routes offered by the other airlines may be inconvenient or undesirable to the redeeming members. As a result, Aeroplan would experience higher air travel redemption costs, while at the same time member satisfaction with the Aeroplan Program may be adversely affected by requiring travel on other carriers on certain routes.

Airline Industry Changes and Increased Airline Costs

Air travel rewards remain the most desirable reward for consumers. An increase in low cost carriers and the airline industry trend which has major airlines offering low cost fares may negatively impact the incentive for consumers of air travel services to book flights with Air Canada or participate in the Aeroplan Program. Similarly, any change which would see the benefits of Star Alliance reduced either through Air Canada's, or, less importantly, another airline's withdrawal from Star Alliance or its dissolution could also have a negative impact since Aeroplan's members would lose access to the existing portfolio of international reward travel. In addition, the growth or emergence of other airline alliance groups could have a negative impact on Aeroplan by reducing traffic on Air Canada and Star Alliance member airlines.

The airline industry has been subject to a number of increasing costs over the last several years, including increases in the cost of fuel and insurance, and increased airport user fees and air navigation fees. These increased costs may be passed on to consumers, increasing the cost of redeeming Aeroplan Miles for air travel rewards. This may negatively impact consumer incentive to participate in the Aeroplan Program.

Unfunded Future Redemption Costs

Aeroplan derives most of its Gross Billings from the sale of Aeroplan Miles to its Accumulation Partners. The earnings process is not complete at the time an Aeroplan Mile is sold as Aeroplan incurs most of its costs on the redemption of the Aeroplan Mile. Based on historical data, the estimated period between the issuance of an Aeroplan Mile and its redemption is currently 30 months; however, Aeroplan has no control over the timing of the redemption of Aeroplan Miles or the number of Aeroplan Miles redeemed. Aeroplan currently uses proceeds from Gross Billings (which are deferred for accounting purposes) in the fiscal year from the issuance of Aeroplan Miles to pay for the redemption costs incurred in the year. As a result, if Aeroplan were to cease to carry on business, or if redemption costs incurred in a given year were in excess of the revenues received in the year from the issuance of Aeroplan Miles, Aeroplan would face unfunded Future Redemption Costs, which could increase Aeroplan's need for working capital and, consequently, affect distributions to Unitholders. In recognition of that fact, Aeroplan has established the Reserve. There can be no assurance that the Reserve will be sufficient to cover all actual unfunded Future Redemption Costs that may arise in the future.

Failure to Safeguard Aeroplan's Database and Consumer Privacy

As part of the Aeroplan Program, Aeroplan maintains a member database which contains member information including account transactions. Although Aeroplan has security procedures, it may still be vulnerable to potential unauthorized access to, or use or disclosure of member data. If Aeroplan experiences a security breach, Aeroplan's reputation may be negatively affected. An increased number of members may opt out from receiving marketing materials. The use of Aeroplan's marketing services by partners could decline in the event of any publicized compromise of security. Any public perception that Aeroplan released consumer information without authorization could subject Aeroplan to complaints and investigation by the Privacy Commissioner of Canada and/or provincial privacy commissioners and adversely affect Aeroplan's relationships with members and partners.

Consumer Privacy Legislation

The enactment of new, or amendments to existing, legislation or industry regulations relating to consumer privacy issues and/or marketing, including telemarketing, could have a material adverse impact on Aeroplan's marketing services. Any such legislation or industry regulations could place restrictions upon the collection and use of information and could adversely affect Aeroplan's ability to deliver its marketing services.

The Personal Information Protection and Electronic Documents Act (Canada) and Canadian provincial private sector legislation generally require organizations to obtain a consumer's consent to collect, use or disclose personal information. Under the Federal Privacy Act, which took effect on January 1, 2001, the nature of the required consent depends on the sensitivity of the personal information. Both the federal and provincial privacy laws permit personal information to be used only for the purposes for which it was collected. Under Canadian privacy legislation, Aeroplan members are permitted to voluntarily "opt out" from receiving various types of marketing material. Heightened consumer awareness of, and concern about, privacy may result in an increase in the number of customers "opting out". This would mean that Aeroplan's marketing services would only potentially reach a smaller pool of members.

Changes in the Aeroplan Program

From time to time Aeroplan may make changes to the Aeroplan Program that may not be well received by certain segments of the membership and may affect their level of engagement. In addition, these members may choose to seek such legal and other recourses as available to them, which if successful, could have a negative impact on Aeroplan's results of operations and/or reputation.

Seasonal Nature of the Business, Other Factors and Prior Performance

Aeroplan has historically experienced considerably lower Gross Billings from the sale of Aeroplan Miles in the first and second quarters of the calendar year and higher Gross Billings from the sale of Aeroplan Miles in the third and fourth quarters of the calendar year. In addition, Aeroplan has historically experienced greater redemptions and therefore costs for rewards, in the first and second quarters of the calendar year and lower redemptions and related costs for rewards in the third and fourth quarters of the calendar year. This pattern results in significantly higher operating cash flow and margins in the third and fourth quarters for each calendar year compared to the first and second quarters. This pattern may however vary in future years as the degree of seasonality evolves over time.

Demand for travel rewards is also affected by factors such as economic conditions, war or the threat of war, fare levels and weather conditions. Due to these and other factors, operating results for an interim period are not necessarily indicative of operating results for an entire year, and operating results for a historical period are not necessarily indicative of operating results for a future period.

Regulatory Matters

Aeroplan's business is subject to several types of regulation, including legislation relating to privacy, consumer protection, competition, advertising and sales, and lotteries, gaming and publicity contests. As well, an increasing number of laws and regulations pertain to the Internet. These laws and regulations relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. In addition, Air Canada, one of Aeroplan's leading commercial partners, and several other Aeroplan commercial partners operate in the highly regulated airline industry. Changes in regulations affecting Aeroplan, Air Canada, one of Aeroplan's top three Accumulation Partners or the airline industry generally, or the implementation of additional limitations or adverse regulatory decisions affecting such entities may have a material adverse effect on Aeroplan's business, results from operations and financial condition.

Reliance on Key Personnel

The success of Aeroplan depends on the abilities, experience, industry knowledge and personal efforts of senior Management and other key employees of Aeroplan, including their ability to retain and attract skilled employees. The loss of the services of such key personnel could have a material adverse effect on the business, financial condition or future prospects of Aeroplan. The growth plans may put additional strain and demand on senior Management and key employees and produce risks in both productivity and retention levels. In addition, Aeroplan may not be able to attract and retain additional qualified management as needed in the future.

Labour Relations

Contact centre agents are covered by a collective agreement between the National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW-Canada) Local 2002 ("CAW") and Air Canada until 2009. While Aeroplan enjoys positive relations with the unionized contact centre agents, if Air Canada faces labour

disturbances resulting in work stoppages or other action instigated from within the larger bargaining unit, this could have a material adverse effect on Aeroplan's business. Furthermore, if at the expiration of the applicable collective agreement, the relevant parties are unable to renegotiate the collective agreement with CAW, it could result in work stoppages and other labour disturbances which would similarly have a material adverse effect on Aeroplan's business. In addition, if the general services agreement effective January 1, 2005 between Air Canada and Aeroplan (the "GSA") is terminated by Air Canada, it could have a material adverse effect on Aeroplan's business in the event that Aeroplan is unable to hire a sufficient number of contact centre agents during the six month termination period under the GSA.

Technological Disruptions and Inability to use Third-Party Software

Aeroplan's ability to protect its data and contact centres against damage from fire, power loss, telecommunications failure and other disasters is critical. In order to provide many of its services, Aeroplan must be able to store, retrieve, process and manage large databases and periodically expand and upgrade its capabilities. While Aeroplan has in place, and continues to invest in, technology security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly. Any damage to Aeroplan's data and contact centres, any failure of Aeroplan's telecommunication links that interrupts its operations or any impairment of Aeroplan's ability to use software licensed to it could adversely affect its ability to meet Aeroplan's commercial partners' and members' needs and their confidence in utilizing Aeroplan in the future.

In addition, proper implementation and operation of technology initiatives is fundamental to Aeroplan's ability to operate a profitable business. Aeroplan continuously invests in new technology initiatives to remain competitive, and its continued ability to invest sufficient amounts to enhance technology will affect Aeroplan's ability to operate successfully. An inability to invest in technological initiatives would have a material adverse effect on Aeroplan's business, results from operations and financial condition.

Failure to Protect Aeroplan's Intellectual Property Rights

Third parties may infringe or misappropriate Aeroplan's trademarks or other intellectual property rights or may challenge the validity of Aeroplan's trademarks or other intellectual property rights, which could have a material adverse effect on Aeroplan's business, financial condition or operating results. The actions that Aeroplan takes to protect its trademarks and other proprietary rights may not be adequate. Litigation may be necessary to enforce or protect Aeroplan's intellectual property rights, protect its trade secrets or determine the validity and scope of the proprietary rights of others. Aeroplan cannot ensure that it will be able to prevent infringement of its intellectual property rights or misappropriation of its proprietary information. Any infringement or misappropriation could harm any competitive advantage Aeroplan currently derives or may derive from its proprietary rights. Third parties may assert infringement claims against Aeroplan. Any such claims and any resulting litigation could subject Aeroplan to significant liability for damages. An adverse determination in any litigation of this type could require Aeroplan to design around a third party's patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in the diversion of Aeroplan's time and resources. Any claims from third parties may also result in limitations on Aeroplan's ability to use the intellectual property subject to these claims.

Interest Rate and Currency Fluctuations

Aeroplan may be exposed to fluctuations in interest rates under its borrowings. Increases in interest rates may have an adverse effect on the earnings of Aeroplan. In addition, Aeroplan's financial results are sensitive to the changing value of the Canadian dollar. In particular, Aeroplan is affected by fluctuations in the Canada/U.S. dollar exchange rate. Aeroplan incurs expenses in U.S. dollars for such items as air, car rental and hotel rewards issued to redeeming Aeroplan members, while a substantial portion of its revenues are generated in Canadian dollars. A significant deterioration of the Canadian dollar relative to the U.S. dollar would increase the costs of Aeroplan and could have an adverse effect on Aeroplan's business, results from operations and financial condition. In addition, Aeroplan may be unable to appropriately hedge the risks associated with fluctuations in exchange rates.

Leverage and Restrictive Covenants in Current and Future Indebtedness

The ability of the Fund, the Trust and Aeroplan to make distributions, pay dividends or make other payments or advances will be subject to applicable laws and contractual restrictions contained in the instruments governing any

indebtedness of the Trust and/or Aeroplan (including the Credit Facilities). The degree to which Aeroplan is leveraged could have important consequences to Unitholders, including: (i) that Aeroplan's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; (ii) that a significant portion of Aeroplan's cash flow from operations may be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations; (iii) that certain of Aeroplan's borrowings will be at variable rates of interest, which exposes Aeroplan to the risk of increased interest rates; and (iv) that Aeroplan may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures. These factors may increase the sensitivity of Distributable Cash to interest rate variations.

In addition, the Credit Facilities contain a number of financial and other restrictive covenants that require Aeroplan to meet certain financial ratios and financial condition tests and limit Aeroplan's ability to enter into certain transactions. A failure to comply with the obligations in the Credit Facilities could result in a default which, if not cured or waived, could result in a termination of distributions by Aeroplan and permit acceleration of the relevant indebtedness. If the indebtedness under the Credit Facilities, including any possible hedge contracts with the lenders, were to be accelerated, there can be no assurance that the assets of Aeroplan would be sufficient to repay in full that indebtedness.

Aeroplan may need to refinance its available credit facilities or other debt and there can be no assurance that Aeroplan will be able to do so or be able to do so on terms as favourable as those presently in place. If Aeroplan is unable to refinance these credit facilities or other debt, or is only able to refinance these credit facilities or other debt on less favourable and/or more restrictive terms, this may have a material adverse effect on Aeroplan's financial position, which may result in a reduction or suspension of cash distributions to Unitholders. In addition, the terms of any new credit facility or debt may be less favourable or more restrictive than the terms of the existing credit facilities or other debt, which may indirectly limit or negatively impact the ability of the Fund to pay cash distributions.

Economic Downturn

Aeroplan derives its revenues principally from the sale of Aeroplan Miles to its Accumulation Partners which is, ultimately dependant on consumer spending. Cyclical deviations in the economy, a prolonged recession or an increase in interest rates could have a material adverse effect on members spending with Accumulation Partners, the use of credit or charge cards or the marketing spending of Accumulation Partners. This could decrease Aeroplan's attractiveness to its commercial partners and their participation in the Aeroplan Program. These factors, individually or in combination, could have a material adverse effect on Aeroplan's business, results from operations and financial condition.

Risks Related to the Structure of the Fund

Control of Aeroplan

ACE currently owns 62,292,088 Units representing, indirectly, 31.1% of the interests in Aeroplan. Immediately following the closing of the Offering, ACE will hold 40,292,088 Units representing 20.1% of the issued and outstanding Units, and representing, indirectly, 20.1% of the interests in Aeroplan.

Under a unanimous securityholders' agreement entered into on June 29, 2005 by the Fund, the Trust, Aeroplan, Aeroplan GP and ACE governing their securityholdings in, and the business and affairs of, Aeroplan GP and Aeroplan, as amended as of March 14, 2007 (the "Securityholders' Agreement"), ACE has the ability to nominate a majority of the members of the Board of Directors of Aeroplan GP until its interest in the Fund falls below 20%. ACE effectively, through its representation on the Board of Directors, has sufficient voting power to exercise control over corporate transactions submitted to the Board of Directors. The Fund currently owns a 100% interest in Aeroplan and has a minority representation on the Board of Directors. The interests of ACE may conflict with those of Unitholders.

Restrictions on Certain Unitholders and Liquidity of Units

The Fund Declaration of Trust imposes various restrictions on Unitholders of the Fund. Non-resident Unitholders are prohibited from beneficially owning more than 49.9% of the Fund Units. These restrictions may limit (or inhibit the exercise of) the rights of certain Unitholders, including non-residents of Canada and United States persons, to acquire Units, to exercise their rights as Unitholders and to initiate and complete take-over bids in respect of the Units. As a result, these restrictions may limit the demand for Units from certain investors and thereby adversely affect the liquidity and market value of the Units held by the public. Following the Closing of the Offering, the

22,000,000 Offered Units currently held by ACE, a resident of Canada, will be held by public Unitholders. Should a significant number of such 22,000,000 Offered Units be held by non-residents of Canada, the risks described herein may be increased.

Future Sales of Units by or for ACE

ACE holds 31.1%, and following the Closing of the Offering will hold 20.1% of the outstanding Units which can be sold by ACE, subject to certain legal requirements. ACE has also been granted certain registration rights by the Fund under the Investor Liquidity Agreement. If ACE sells additional substantial amounts of Units in the public market, the market price of the Units could fall. The perception among the public that these sales will occur could also produce such effect.

Dependence on Aeroplan

The Fund is an unincorporated open-ended trust which is entirely dependent on the operations and assets of Aeroplan through the indirect ownership of 100% of the LP Units. Cash distributions to Unitholders are dependent on, among other things, the ability of the Trust to pay interest on the Trust Notes and to make cash distributions in respect of the Trust Units, which, in turn, is dependent on Aeroplan making cash distributions. The ability of Aeroplan or the Trust to make cash distributions or other payments or advances is subject to applicable laws and regulations and contractual restrictions contained in the instruments governing any indebtedness of those entities.

Cash Distributions Are Not Guaranteed and Will Fluctuate with the Business Performance

Although the Fund intends to distribute the interest received in respect of the Trust Notes and the cash distributions received in respect of the Trust Units, less expenses and amounts, if any, paid by the Fund in connection with the redemption of Units, there can be no assurance regarding the amounts of income to be generated by Aeroplan's business or ultimately distributed to the Fund. The actual amount distributed in respect of the Units is not guaranteed and depends upon numerous factors, including Aeroplan's operating cash flows, profitability and its ability to sustain Adjusted EBITDA margins and the fluctuations in Aeroplan's working capital and capital expenditures, all of which are susceptible to a number of risks.

If the Fund elects to convert from its current income trust structure to a corporate structure, there can be no assurance that the Fund will maintain its current distribution policy and that dividends will be paid to its shareholders in amounts equivalent to the current monthly distributions paid to Unitholders.

Nature of Units

The Units do not represent a direct investment in the business of Aeroplan and should not be viewed by investors as direct securities of Aeroplan. As holders of Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Units represent a fractional interest in the Fund. The Fund's primary assets are Trust Units and Trust Notes. The price per Unit is a function of anticipated distributable income.

The Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Liability

The Fund Declaration of Trust provides that no Unitholder shall be subject to any liability whatsoever to any person in connection with a holding of Units. However, in jurisdictions outside the Provinces of Ontario, Québec and Alberta, there remains a risk, which is considered by the Fund to be remote in the circumstances, that a Unitholder could be held personally liable, despite such statement in the Fund Declaration of Trust, for the obligations of the Fund to the extent that claims are not satisfied out of the assets of the Fund. The affairs of the Fund are conducted to seek to minimize such risk wherever possible.

Dilution of Existing Unitholders and Limited Partnership Unitholders

The Fund Declaration of Trust authorizes the Fund to issue an unlimited number of Units for that consideration and on those terms and conditions as shall be established by the Trustees without the approval of any Unitholders. The

Unitholders have no pre-emptive rights in connection with such further issues. Aeroplan is permitted to issue additional LP Units for any consideration and on any terms and conditions.

Income Tax Matters

There can be no assurance that Canadian federal income tax laws and administrative policies and assessing practices respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects the holders of Units. If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax considerations described under the heading "Certain Canadian Federal Income Tax Considerations" would be materially and adversely different in certain respects.

The Fund Declaration of Trust provides that a sufficient amount of the Fund's net income and net realized capital gains shall be distributed each year to Unitholders in order to eliminate the Fund's liability for tax under Part I of the Tax Act. Where such amount of net income and net realized capital gains of the Fund in a taxation year exceeds the cash available for distribution in the year, such excess net income and net realized capital gains will be distributed to Unitholders in the form of additional Units. Unitholders are generally required to include an amount equal to the fair market value of those Units in their taxable income, in circumstances when they do not directly receive a cash distribution.

On October 31, 2006, the Minister of Finance (Canada) announced a "Tax Fairness Plan" which, in part, proposed changes to the manner in which certain flow-through entities and the distributions from such entities are taxed. Bill C-52, Budget Implementation Act, 2007, which received Royal Assent on June 22, 2007, contained the SIFT Rules, which are designed to implement these proposals. Under the SIFT Rules, the Fund, as a publicly traded income trust, is considered a SIFT and will be subject to trust level taxation as of January 1, 2011 at a rate comparable to the combined federal and provincial corporate tax rate on certain types of income. In addition, the taxable distributions received by Unitholders will be treated as dividends from a taxable Canadian corporation. For a detailed discussion of the application of the SIFT Rules to the Fund and, potentially, to the Trust and to Aeroplan, as well as the risks associated therewith, please refer to "Certain Canadian Federal Income Tax Considerations — SIFT Rules".

On June 26, 2007, the Ministère des Finances (Québec) (the "Ministère") published Information Bulletin 2007-5 confirming that Québec's tax legislation will be harmonized with the SIFT Rules but that a separate Québec tax regime relating to SIFT entities will be implemented. More specifically, the Ministère announced that a SIFT with an establishment in Québec at any time in a taxation year will be subject to a Québec tax at a rate generally equal to the Québec tax rate relating to corporations and that a business allocation formula based on the gross income of a SIFT and the wages and salaries it pays, similar to the one used for the purposes of determining the tax payable by a corporation that has activities in Québec and outside Québec, will apply to determine the tax payable to Québec by a SIFT that has, in a taxation year, an establishment both in Québec and outside Québec. The Minister of Finance (Canada) has not yet indicated how the SIFT Rules will be amended to take into account the proposed Québec tax regime.

There can be no assurance that the Fund, the Trust or Aeroplan will be able to retain the benefit of the deferred application of the SIFT Rules until 2011. Loss of the benefit of the deferred application of the SIFT Rules until 2011 could have a material and adverse affect on the value of the Units.

The SIFT Rules may have an adverse impact on the Fund, the Trust, Aeroplan and the Unitholders, on the value of the Units and on the ability of the Fund, the Trust and Aeroplan to undertake financings and acquisitions, and, at such time as the SIFT Rules apply the Distributable Cash of the Fund may be materially reduced. The effect of the recently enacted SIFT Rules on the market for the Units is uncertain.

No assurance can be given that Canadian federal and/or provincial income tax law respecting income trusts and other flow-through entities will not be further changed in a manner which adversely affects the Fund and its Unitholders.

Nature of Distributions

The after-tax return for any Units owned by Unitholders which are subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the Fund (portions of which may be fully or partially taxable or may be tax deferred). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to Unitholders. The SIFT Rules will apply a tax on certain income earned by a SIFT trust or partnership, and treat the taxable distributions of such income received by investors in such entities as taxable

dividends. The SIFT Rules do not change the tax treatment of distributions that are in excess of the taxable income of a SIFT trust. The SIFT Rules generally do not apply to income trusts, the units of which were publicly traded as of October 31, 2006, such as the Fund, until January 1, 2011, subject to compliance with the Normal Growth Guidelines released by the Department of Finance on December 15, 2006, as may be amended from time to time.

Conversion to Corporate Structure

In the context of the strategic objectives of the Fund and Aeroplan, it may become in the Fund's interest to convert to a corporate structure prior to January 1, 2011. Should the Fund decide to convert from its current structure to a corporate structure, there may be an adverse impact on the market price of the Units resulting from the change in status.

Investment Eligibility

There can be no assurance that the Units will continue to be qualified investments for Plans under the Tax Act. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments by Plans.

Restrictions on Potential Growth

The payout by Aeroplan of substantially all of its operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of Aeroplan and its cash flow.

BOOK-BASED SYSTEM

Registration of interests in and transfers of the Units will only be made through the book-based system administered by CDS, the whole subject to applicable law. On or about the date of closing of the Offering, the Fund and the Selling Unitholder will deliver to CDS a certificate evidencing the aggregate number of Units purchased under this Offering. Units must be purchased, transferred and surrendered for redemption, exchange or retraction through a CDS Participant. All rights of an owner of Units must be exercised through, and all payments or other property to which such owner is entitled will be made or delivered by, CDS or the CDS Participant through which the owner holds units. Upon a purchase of any Units, the owner will receive only the customary confirmation. References in this short form prospectus to a Unitholder of Units means, unless the context otherwise requires, the owner of the beneficial interest in such securities.

The ability of a beneficial owner of Units to pledge such securities or otherwise take action with respect to such owner's interest in such securities (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

The Fund has the option to terminate registration of the Units through the book-based system, in which event certificates for Units in fully registered form will be issued to the beneficial owners of such units or their nominees.

EXPERTS

Certain legal matters relating to the Offering will be passed upon on behalf of ACE and the Fund by Stikeman Elliott LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP. As of the date hereof, the partners and associates of Stikeman Elliott LLP, as a group, and Osler, Hoskin & Harcourt LLP, as a group, beneficially own, directly and indirectly, less than 1% of the securities of the Fund, or any associated party or affiliate of the Fund outstanding at such date.

PROMOTER

Aeroplan may be considered to be a promoter of the Fund for the purposes of applicable securities legislation by reason of Aeroplan's initiative in organizing the business and affairs of the Fund.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Units is CIBC Mellon Trust Company at its principal transfer offices in Montreal, Toronto, Vancouver, Calgary and Halifax.

AUDITORS

The independent auditors of the Fund are PricewaterhouseCoopers LLP, Chartered Accountants, Montreal, Quebec.

PURCHASER'S STATUTORY RIGHTS OF RESCISSION AND WITHDRAWAL

Securities legislation in certain provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read this short form prospectus of Aeroplan Income Fund (the "Fund") dated October 15, 2007 relating to the offering of Units of the Fund by ACE Aviation Holdings Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our reports dated February 7, 2007 to:

- The Unitholders of the Fund on the consolidated statement of financial position of the Fund as at December 31, 2006 and December 31, 2005 and the Fund's consolidated statements of earnings and accumulated deficit and cash flows for the year ended December 31, 2006 and for the period from May 12, 2005 to December 31, 2005.
- The Partners of Aeroplan Limited Partnership ("Aeroplan LP") on the consolidated financial position of Aeroplan LP as at December 31, 2006 and December 31, 2005 and Aeroplan LP's consolidated statements of operations, partners' deficiency and cash flows for each of the years then ended.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants
Montreal, Quebec
October 15, 2007

CERTIFICATE OF THE FUND AND THE PROMOTER

October 15, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

AEROPLAN INCOME FUND
by Aeroplan Holding GP Inc., its attorney

By: (Signed) RUPERT DUCHESNE
President and Chief Executive Officer

By: (Signed) DAVID L. ADAMS
Executive Vice-President and Chief Financial Officer

On behalf of the Board of Directors

By: (Signed) JOANNE FERSTMAN
Director

By: (Signed) ALAN P. ROSSY
Director

The Promoter
AEROPLAN LIMITED PARTNERSHIP
By Aeroplan Holding GP Inc., its general partner

By: (Signed) RUPERT DUCHESNE
President and Chief Executive Officer

CERTIFICATE OF THE UNDERWRITERS

October 15, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

RBC Dominion Securities Inc.

By: (Signed) JEAN-MARC BOUGIE

CIBC World Markets Inc.

By: (Signed) CHARLES ST-GERMAIN

BMO Nesbitt Burns Inc.

By: (Signed) JEFFREY P. WATCHORN

TD Securities Inc.

By: (Signed) LUC OUELLET

Merrill Lynch Canada Inc.

By: (Signed) PAUL D. ALLISON

National Bank Financial Inc.

By (Signed) ENRICO PALLOTTA

Canaccord Capital Corporation

By: (Signed) RONALD A. RIMER

Raymond James Ltd.

By: (Signed) WILLIAM MURRAY

Blackmont Capital Inc.

By: (Signed) CRAIG KING

Desjardins Securities Inc.

By: (Signed) GARY LITTLEJOHN

Dundee Securities Corporation

By: (Signed) DAVID HINCHEY

Research Capital Corporation

By: (Signed) DAVID KEATING

October 15, 2007

TO: Autorité des marchés financiers, as Principal Regulator

AND TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities under the Securities Act, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Government of Nunavut

Dear Sirs and Mesdames:

Re: Offering by Aeroplan Income Fund (the "Fund")

We refer you to the final short form prospectus (the "Prospectus") dated October 15, 2007 of the Fund relating to the secondary offering of units of the Fund. In the Prospectus, reference is made to this firm on the face page and under the heading "Experts" and to opinions of this firm under the heading "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations". We hereby consent to being named in the Prospectus and to the use of our opinions.

We also confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations, as defined in the Securities Act (Québec), in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed to render these opinions.

This letter is solely for the information of the securities regulatory authorities to which it is addressed and is not to be referred to in whole or in part in the Prospectus or in any other similar document and is not to be relied upon by any other person or for any other purpose.

Yours very truly,

(signed)
Osler, Hoskin & Harcourt LLP

STIKEMAN ELLIOTT

Stikeman Elliott LLP Barristers & Solicitors
1155 René Lévesque Blvd. West, 40th Floor, Montréal, Quebec, Canada H3B 3V2
Tel:(514) 397-3000 Fax: (514) 397-3222 www.stikeman.com

October 15, 2007

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut
Registrar of Securities, Yukon

(collectively the " **Commissions** ")

Re: **AEROPLAN INCOME FUND** (the "**Fund**")
Final Short Form Prospectus dated October 15, 2007
SEDAR Project No.: 1166232

Dear Sirs/Mesdames :

We refer to the final short form prospectus of the Fund dated October 15, 2007 (the "**Prospectus**") in connection with the secondary offering of 22,000,000 units by ACE Aviation Holdings Inc.

We hereby consent to the use of our firm's name on the first page of the Prospectus as well as under the heading "Experts" and in the reference to our opinion under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information in the Prospectus that:

1. are derived from our opinion referred to above; or
2. are within our knowledge as a result of the services we performed to render such opinion.

MONTREAL
TORONTO
OTTAWA
CALGARY
VANCOUVER
NEW YORK
LONDON
SYDNEY

STIKEMAN ELLIOTT

Stikeman Elliott LLP Barristers & Solicitors
1155 René Lévesque Blvd. West, 40th Floor, Montréal, Quebec, Canada H3B 3V2
Tel:(514) 397-3000 Fax: (514) 397-3222 www.stikeman.com

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or in any other similar document and should not be relied upon by any other person.

Yours truly,

(signed) Stikeman Elliott LLP

MONTREAL
TORONTO
OTTAWA
CALGARY
VANCOUVER
NEW YORK
LONDON
SYDNEY

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

October 15, 2007

To:
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
Registrar of Securities, Northwest Territories
Registrar of Securities, Yukon Territory
Registrar of Securities, Nunavut

We refer to the short form prospectus of Aeroplan Income Fund (the "Fund") dated October 15, 2007 relating to the secondary offering of units of the Fund by ACE Aviation Holdings Inc.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated February 7, 2007 to the unitholders of the Fund on the following financial statements:

- Consolidated statements of financial position as at December 31, 2006 and December 31, 2005;
- Consolidated statements of earnings and accumulated deficit and cash flows for the year ended December 31, 2006 and for the period from May 12, 2005 to December 31, 2005.

We also consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated February 7, 2007 to the partners of Aeroplan Limited Partnership ("Aeroplan LP") on the following financial statements:

- Consolidated financial position of Aeroplan LP as at December 31, 2006 and December 31, 2005;
- Consolidated statements of operations, partners' deficiency and cash flows of Aeroplan LP for the years ended December 31, 2006 and December 31, 2005.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants



Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

Aeroplan Income Fund

Receipt for (Final) Short Form Prospectus dated **October 15, 2007** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **15th** day of **October, 2007**.

"*J. William Slattery*"

J. William Slattery, C.A.
Deputy Director, Corporate Finance

Project # 1166232

Early Warning Report

(relating to Aeroplan Income Fund)

This report is made pursuant to:
National Instrument 62-103
Section 111 of the Securities Act (British Columbia)
Section 176 of the Securities Act (Alberta)
Section 110 of the Securities Act, 1988 (Saskatchewan)
Section 92 of the Securities Act (Manitoba)
Section 101 of the Securities Act (Ontario)
Section 147.12 of the Securities Act (Québec)
Section 107 of the Securities Act (Nova Scotia)
Section 126 of the Securities Act (New Brunswick)
Section 102 of the Securities Act (Newfoundland)

(a) *Name and address of offeror:*

ACE Aviation Holdings Inc.
5100 de Maisonneuve Boulevard West
Montréal, Québec H4A 3T2

(b) *The designation and number or principal amount of securities and the offeror's securityholdings percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:*

On October 1, 2007, ACE Aviation Holdings Inc. ("**ACE**") announced a secondary offering (the "**Offering**") of 22.0 million units of Aeroplan Income Fund (the "**Fund**") at a price of $21.90 per unit.

A final short form prospectus in respect of the Offering was filed by the Fund on October 15, 2007 and the closing of the Offering occurred on October 22, 2007. The Fund has not received any proceeds pursuant to the Offering.

The 22.0 million units of the Fund sold by ACE in the Offering were part of ACE's holdings of 62,292,088 units of the Fund immediately prior to the sale of such units. On October 22, 2007, 199,999,854 units (the "**Fund Units**") of the Fund were issued and outstanding, 31.1% of which Fund Units were held by ACE prior to the closing of the Offering.

(c) *The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:*

As of October 22, 2007, immediately after the closing of the Offering as mentioned in Item (b) above, ACE holds 40,292,088 Fund Units representing 20.1% of the issued and outstanding Fund Units.

(d) *The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:*

(i) *the offeror, either alone or together with any joint actors, has ownership and control:*

Refer to Item (c) above.

(ii) *the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:*

N/ A

(iii) *the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:*

N/ A

(e) *Market where the transaction or occurrence took place:*

A short form prospectus was filed by the Fund with the securities regulatory authorities in each of the provinces and territories of Canada on October 15, 2007 in respect of the Offering in Canada. A U.S. 144A Placement Memorandum was used for sales of Fund Units in the United States. The Fund Units are traded on the Toronto Stock Exchange (TSX: AER.UN).

(f) *The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

ACE's value maximization strategy in respect of its investment in the Fund includes considering sales or distributions of Fund Units. No timeline has been established by ACE with respect to any further dispositions or distributions of, or any other transactions involving, Fund Units.

(g) *The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

In connection with the Offering, ACE, the Fund, Aeroplan Trust, Aeroplan Holding GP Inc. and Aeroplan Limited Partnership entered into an underwriting agreement with RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., TD Securities Inc., Merrill Lynch Canada Inc., National Bank Financial Inc., Canaccord Capital Corporation, Raymond James Ltd., Blackmont Capital Inc., Desjardins Securities Inc., Dundee Securities Corporation and Research Capital Corporation on October 5, 2007. A copy of such agreement is available on www.sedar.com under the Fund's profile.

In connection with the initial public offering of the Fund on June 29, 2005, ACE, the Fund, Aeroplan Trust, Aeroplan Holding GP Inc. and Aeroplan Limited Partnership also entered into a Securityholders' Agreement dated June 29, 2005 (as amended on March 14, 2007) which contains, *inter alia*, governance provisions with respect to the structure of the Fund, Aeroplan Limited Partnership and Aeroplan Holding GP Inc. A copy of the Securityholders' Agreement (including the March 14, 2007 amendment) is available as a material contract of the Fund on www.sedar.com.

(h) *The names of any joint actors in connection with the disclosure required by this report:*

N/ A

(i) *In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and, if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or part 4 in respect of the reporting issuer's securities:*

The Fund Units sold by ACE in the Offering were sold to the public pursuant to a short form prospectus dated October 15, 2007 at a price of $21.90 per Fund Unit (excluding the fee payable to the underwriters).

DATED the 24th day of October, 2007.

ACE AVIATION HOLDINGS INC.

By: *(signed) Sydney J. Isaacs*

Sydney J. Isaacs

Senior Vice President, Corporate Development and Chief Legal Officer



income fund

Management's Discussion & Analysis
of Financial Condition and Results of Operations

For the three and nine months ended September 30th 2007 and 2006



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Aeroplan Income Fund ("Aeroplan") earns income from its interest in Aeroplan Limited Partnership (the "Partnership" or "Aeroplan LP"). Aeroplan's interest in the Partnership increased from 49.7% at December 31, 2006 to 79.7% at January 10, 2007, and to 100% at March 14, 2007. For the period up to March 13, 2007, Aeroplan accounted for its investment in the Partnership under the equity method and recorded its proportionate share of the Partnership's net earnings, calculated on the same basis as if they had been consolidated, taking into account the increases in ownership as step acquisitions from the date on which they occurred. As of March 14, 2007, Aeroplan held a 100% interest in the Partnership and from that date consolidates the Partnership as a variable interest entity under existing guidelines established by the Canadian Institute of Chartered Accountants (the "CICA"). The unaudited interim consolidated financial statements (the "interim financial statements") with accompanying notes therein have been presented for Aeroplan. Given that through consolidation, Aeroplan's financial statements include the results of operations, the financial position and cash flows of the Partnership, separate financial statements for the Partnership will no longer be presented The following management's discussion and analysis presents a discussion of the financial condition and results of operations for Aeroplan.

The following management's discussion and analysis of financial condition and results of operations of Aeroplan (the "MD&A") is prepared as at November 7, 2007 and should be read in conjunction with the accompanying interim financial statements of Aeroplan for the three months and the nine months ended September 30, 2007 and the notes therein, the audited consolidated financial statements of Aeroplan and the Partnership and the related notes thereto for the year ended December 31, 2006 (the "financial statements") and the annual management discussion and analysis (the "2006 MD&A").

Aeroplan is entirely dependent upon the operations and financial condition of the Partnership. The earnings and cash flows of Aeroplan are affected by certain risks. For a description of those risks, please refer to the "Risks and Uncertainties Affecting the Business" section.

This MD&A is in all material respects in accordance with the recommendations provided in the CICA's July 2007 publication, Standardized Distributable Cash in Income Trusts and Other Flow-Through Entities: Guidance on Preparation and Disclosure.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Forward-looking statements are included in this MD&A. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business and its corporate structure. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, dependency on Aeroplan's top three Accumulation Partners, Air Canada or travel industry disruptions, reduction in activity, usage and accumulation of Aeroplan Miles, greater than expected redemptions for rewards, industry competition, supply and capacity costs, unfunded Future Redemption Costs, seasonal nature of the business, regulatory matters, restrictions on certain unitholders and liquidity of units, as well as the other factors identified throughout this MD&A, and those identified in the Risk Factors section of the 2006 MD&A. The forward-looking statements contained in this discussion represent Aeroplan's expectations as of November 7, 2007, and are subject to change after such date. However, Aeroplan disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.



This MD&A contains the following sections:

GLOSSARY

"Aeroplan Miles" - the miles issued by Aeroplan since January 1, 2002;

"Air Canada Miles" - the miles issued by Air Canada prior to January 1, 2002;

"Accumulation Partners" – means Aeroplan's partners that purchase loyalty marketing services, including Aeroplan Miles;

"Aeroplan Mile Revenue" – consists of Redemption of Aeroplan Miles and Breakage;

"Aeroplan Program" - the loyalty marketing program operated by Aeroplan;

"Average Cost of Rewards per Mile" – For any reporting period, equals the cost of rewards for the period divided by the number of Aeroplan Miles redeemed for rewards during the period;

"Breakage" – Estimated Aeroplan Miles sold which are not expected to be redeemed. By its nature, Breakage is subject to estimates and judgement. Management's current best estimate of Breakage is 17% of Aeroplan Miles sold. Breakage is recognized as revenue over the estimated life of a mile, currently 30 months, which represents the average period elapsed between the sale of a mile and its redemption for rewards;

"Broken Miles" – Miles issued, but not expired and not expected to be redeemed;

"Change in Future Redemption Costs" – Change in the estimated Future Redemption Cost liability for any quarter (for interim periods) or fiscal year (for annual reporting purposes). For purposes of this calculation, the opening balance of the Future Redemption Cost liability is revalued by retroactively applying to all prior periods the latest available Average Cost of Rewards per Mile, experienced during the most recent quarter (for interim periods) or fiscal year (for annual reporting purposes). It is calculated by multiplying the change in estimated unbroken Aeroplan Miles outstanding between periods by the Average Cost of Rewards per Mile for the period;

"Commercial Partners" – means Accumulation Partners and Redemption Partners;

"Expired Miles" – miles that have been removed from members' accounts and are no longer redeemable;

"Future Redemption Costs" – Total estimated liability of the future costs of rewards for Aeroplan Miles which have been sold and remain outstanding, net of Breakage and valued at the Average Cost of Rewards per Mile, experienced during the most recent quarter (for interim periods) or fiscal year (for annual reporting purposes);

"GAAP"- Generally accepted accounting principles in Canada;

"Gross Billings" – Gross proceeds for the sale of Aeroplan Miles;

"Maintenance Capital Expenditures" – represent expenditures incurred to sustain operations or Aeroplan's productive capacity;

"miles" – the miles issued under the Aeroplan Program by either Aeroplan or Air Canada;

"Mileage Expiry Policy" – means the rules and conditions under the Aeroplan Program pursuant to which: (i) starting January 1, 2007, miles that are unused after 7 years (84 months) in a member's account will expire, and will be deducted from the total balance in the member's account. All miles issued prior to January 1, 2007 are considered as having been accumulated on December 31, 2006 for the purpose of the 7 year period, resulting in an expiry date of December 31, 2013 and, (ii) from July 1, 2007, members must transact with the Aeroplan Program, through either one accumulation or one redemption, at least once in the prior consecutive 12-month period, failing which accumulated miles in the account will be expired. Expired miles may be reinstated for an administrative fee of $30 plus $0.01 per restored mile;

"Productive capacity" – Encompasses Aeroplan's leading market position and brand; strong base of members; relationship with Commercial Partners; long-term strategic relationship with Air Canada; and technology and employees;

"Redemption of Aeroplan Miles" – means the triggering event used to recognize revenue on the redemption of Aeroplan Miles by members based on the cumulative average selling price of the accumulated Aeroplan Miles issued since January 1, 2002;

"Redemption Partners" – means Aeroplan's partners that offer air travel and other rewards to Aeroplan members upon redemption of miles;

"SIFT" – means specified investment flow-through entity;

"SIFT Rules" – means legislation forming part of Bill-C-52, Budget Implementation Act, 2007, implementing certain proposals announced by the Minister of Finance (Canada) on October 31, 2006 to change the manner in which certain flow-through entities and the distributions from such entities are taxed;

"Tier Management Fee" – Fee charged to Air Canada to administer Air Canada's top tier (Super Elite, Elite or Prestige) membership program;

"**Total Miles**" – All redeemable miles (including Broken but not Expired Miles), whether issued by Aeroplan or by Air Canada (prior to January 1, 2002).

OVERVIEW

Aeroplan, an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario on May 12, 2005 pursuant to its Declaration of Trust, is Canada's premier loyalty marketing company. Aeroplan provides its Commercial Partners with loyalty marketing services designed to attract and retain customers and stimulate demand for such partners' products and services. Aeroplan's objective is to offer its Commercial Partners superior value relative to other marketing alternatives through access to Aeroplan's base of members and the design and execution of marketing programs aimed at increasing revenue, market share, and customer loyalty. The Aeroplan Program is one of Canada's longest standing loyalty programs. It was founded in 1984 by Air Canada, Canada's largest domestic and full-service international airline, to manage the airline's frequent flyer program. Aeroplan benefits from its unique strategic relationship with Air Canada in addition to its contractual arrangements with leading Commercial Partners including AMEX, CIBC, Home Hardware, Imperial Oil (Esso), Star Alliance member airlines and numerous hotel chains and car rental companies.

Aeroplan offers its over four million active members the ability to accumulate Aeroplan Miles throughout its Accumulation Partner network through purchases of products and services. Aeroplan sells loyalty marketing services to its extensive network of Accumulation Partners, representing brands in credit and charge card, airline, and other industries. Today, credit and charge card partners generate the majority of Aeroplan's Gross Billings. In 2006, approximately 70 billion Aeroplan Miles were accumulated by members representing an equivalent of over $50 billion in consumer spending to earn these Aeroplan Miles. Once members have accumulated a sufficient number of Aeroplan Miles, they can redeem through Aeroplan such Aeroplan Miles for air travel and other attractive rewards offered by Aeroplan's Redemption Partners. Upon the redemption of Aeroplan Miles by its members, Aeroplan incurs the cost to acquire the desired rewards.

Historically, Aeroplan has experienced higher reward redemption activity in the first six months and greater mile accumulation in the last six months of the year.

January 1, 2007 marked the implementation of the first of the program changes announced in October 2006. These changes are principally related to mileage expiry and mileage accumulation. The changes have been designed to encourage members' active participation in the Aeroplan Program through accumulation and redemption.

Starting January 1, 2007, miles that are unused after 7 years (84-months) in a member's account will expire, and will be deducted from the total balance in the member's account. All miles issued prior to January 1, 2007 are considered as having been accumulated on December 31, 2006 for the purpose of the 7 year period, resulting in a potential expiry date of December 31, 2013.

From July 1, 2007, pursuant to the terms of the Mileage Expiry Policy, as announced in October 2006, members must transact with the Aeroplan Program, through either one accumulation or one redemption, at least once in the prior consecutive 12-month period, failing which, accumulated miles in the account will be expired. Prior to July 1, 2007, miles expired in those accounts that had no activity (accumulation or redemption) for the prior 36-months.

Expired miles may be reinstated for an administrative fee of $30 plus $0.01 per restored mile.

On October 15, 2007, Aeroplan and Bell Canada announced that their Aeroplan program agreement will not be renewed and will expire in accordance with its terms on January 18, 2008.

STRATEGY

Please refer to the corresponding section of the 2006 MD&A to review Aeroplan's strategy.

PRODUCTIVE CAPACITY MANAGEMENT STRATEGY

Please refer to the *STRATEGY* and *CAPABILITY TO DELIVER RESULTS* sections of the 2006 MD&A for a discussion of Aeroplan's Productive Capacity components and strategy.

Aeroplan operates in a relatively new industry with a limited number of industry players. As a result, there is limited availability of industry comparables and Productive Capacity benchmarks.

PERFORMANCE INDICATORS

Operating income

Revenue

Aeroplan derives its Gross Billings primarily from the sale of Aeroplan Miles to Accumulation Partners. A key characteristic of Aeroplan's business is that the gross proceeds received by Aeroplan for the sale of Aeroplan Miles to its partners, known as "Gross Billings", are deferred and recognized as revenue for GAAP purposes upon the redemption of Aeroplan Miles by the members. Based upon past experience, management anticipates that a number of Aeroplan Miles sold will never be redeemed by members. This is known as "Breakage". For those Aeroplan Miles that Aeroplan does not expect will be redeemed by members, Aeroplan recognizes revenue on a straight-line basis over the average estimated life of an Aeroplan Mile, currently estimated at 30 months.

In addition, Aeroplan derives service fees for managing Air Canada's tier membership program for its most frequent flyers. Other revenue, consisting primarily of charges to members for various services, is recognized when the services are performed.

Cost of Rewards and Operating Expenses

Aeroplan's cost of rewards consists of the cost to purchase airline seats or other products or services from Redemption Partners in order to deliver rewards chosen by members upon redemption of their Aeroplan Miles. At that time, Aeroplan incurs and recognizes the costs of the chosen rewards. The total cost of rewards varies with the number of Aeroplan Miles redeemed and the cost of the individual rewards purchased by Aeroplan in connection with such redeemed Aeroplan Miles.

The Average Cost of Rewards per Mile redeemed is an important measurement metric since a small fluctuation may have a significant impact on overall costs due to the high volume of miles redeemed.

Operating expenses incurred by Aeroplan include contact centre operations, consisting primarily of salaries and wages, as well as advertising and promotion, information technology and systems and other general corporate expenses.



Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA adjusted for certain factors particular to Aeroplan's business, such as changes in deferred revenue and Future Redemption Costs ("Adjusted EBITDA"), is used by management to evaluate performance, to measure compliance with debt covenants and to make decisions relating to distributions to unitholders. Management believes Adjusted EBITDA assists investors in comparing Aeroplan's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods and non-operating factors such as historical cost.

Change in deferred revenue is calculated as the difference between Gross Billings less Aeroplan Miles revenue recognized as a result of reward redemption activity and recognition of Breakage.

Future Redemption Costs represent management's estimated future cost of rewards in respect of Aeroplan Miles sold which remain outstanding and unbroken at the end of any given period. Future Redemption Costs are revalued at the end of any given period by taking into account the most recently determined average unit cost per Aeroplan Mile redeemed for that period (cost of rewards / Aeroplan Miles redeemed) and applying it to the total unbroken Aeroplan Miles outstanding at the end of that period. As a result, Future Redemption Costs and the Change in Future Redemption Costs must be calculated at the end of any given period and for that period. The simple addition of sequential inter-period changes to arrive at a cumulative change for a particular period may result in inaccurate results depending on the fluctuation in the Average Cost of Rewards per Mile redeemed for the period in question.

Adjusted EBITDA is not a measurement based on GAAP, is not considered an alternative to operating income or net income in measuring performance, and is not comparable to similar measures used by other issuers. For a reconciliation to GAAP, please refer to the *SUMMARY OF OPERATING RESULTS AND RECONCILIATION OF ADJUSTED EBITDA AND DISTRIBUTABLE CASH* included in the *Operating and Financial Results* section. Adjusted EBITDA should not be used as an exclusive measure of cash flow because it does not account for the impact of working capital growth, capital expenditures, debt repayments and other sources and uses of cash, which are disclosed in the statements of cash flows.

Standardized Distributable Cash

Standardized Distributable Cash is a non-GAAP measure recommended by the CICA in order to provide a consistent and comparable measurement of distributable cash across entities.

Standardized Distributable Cash is defined as cash flows from operating activities, as reported in accordance with GAAP, less adjustments for:

(a) total capital expenditures as reported in accordance with GAAP; and
(b) restrictions on distributions arising from compliance with financial covenants restrictive at the date of the calculation of Standardized distributable cash.

For a reconciliation to cash flows from operations please refer to the *RECONCILIATION OF CASH FLOWS FROM OPERATIONS TO STANDARDIZED DISTRIBUTABLE CASH AND DISTRIBUTABLE CASH* included in the *Operating and Financial Results* section.

Distributable Cash

Distributable cash is a non-GAAP measure generally used by Canadian open-ended trusts as



an indicator of financial performance. It should not be seen as a measurement of liquidity or a substitute for comparable metrics prepared in accordance with GAAP. For reconciliation to cash flows from operations please refer to the *RECONCILIATION OF CASH FLOWS FROM OPERATIONS TO STANDARDIZED DISTRIBUTABLE CASH AND DISTRIBUTABLE CASH* included in the Operating and Financial Results section. Distributable cash may differ from similar calculations as reported by other entities and, accordingly, may not be comparable to distributable cash as reported by such entities.

CAPABILITY TO DELIVER RESULTS

For a review of these factors, please refer to our 2006 MD&A.

ORGANIZATIONAL STRUCTURE

The following chart illustrates the legal structure of Aeroplan as at September 30, 2007 (including jurisdiction of establishment / incorporation of the various entities):

Public

68.9%(1)

ACE Aviation Holdings Inc.
(Canada)

31.1%(1)

Aeroplan
Income Fund
(Ontario)

100%

Aeroplan
Trust
(Ontario)

100.0%

Aeroplan Holding
GP Inc.
(Canada)

99.9999995%

0.0000005%

Aeroplan LP
(Québec)

(1) On October 22, 2007, ACE Aviation Holdings Inc. completed a secondary offering of 22,000,000 units of Aeroplan, thus reducing its ownership to 20.1% with a corresponding increase in the interest held by the public to 79.9%.

BASIS OF ACCOUNTING FOR THE INVESTMENT IN THE PARTNERSHIP

On December 31, 2006 Aeroplan held 49.7% or 99,454,165 units of the Partnership with ACE Aviation Holdings Inc. ("ACE") holding the remaining 50.3% or 100,545,835 units. On January 10, 2007 and March 14, 2007, ACE exchanged 60,000,000 and 40,545,835 Partnership units respectively for an equivalent number of Aeroplan units pursuant to the investors' liquidity agreement dated June 29, 2005. As a result of these transactions, as at March 14, 2007, Aeroplan held 100% of the issued and outstanding units of the Partnership.

From March 3, 2006 up to March 13, 2007 Aeroplan accounted for its investment in the Partnership under the equity method and recorded its proportionate share of the Partnership's net earnings, calculated on the same basis as if they had been consolidated, taking into account the increases in ownership as step acquisitions under the purchase method of accounting for investments from the date on which they occurred. Prior to March 3, 2006, Aeroplan's investment in the Partnership was recorded at cost.

As a result of the March 14, 2007 transaction, Aeroplan holds a 100% interest in the Partnership and, on that date, became the primary beneficiary of the Partnership and therefore consolidates the Partnership, from that date, as a variable interest entity under existing guidelines established by the CICA.

Under the purchase method of accounting for investments, for each of the acquisition transactions, which increased Aeroplan's ownership in the Partnership, the difference between the purchase price and the net book value of the Partnership's assets, on the date of the respective transaction, was allocated to the fair value of identifiable assets, including finite and indefinite life intangible assets, and any remaining difference was allocated to goodwill. Management has identified the Accumulation Partners' contracts and technology as finite life intangibles and the trade name as an indefinite life intangible, and obtained independent valuations of their value at each transaction date.

As a result of the above noted March 14, 2007 transaction, ACE no longer holds Partnership units. Pursuant to an amendment to the Securityholders' Agreement entered into on March 14, 2007, between ACE, Aeroplan Trust and Aeroplan Holding GP Inc. ("Aeroplan GP"), ACE, as a holder of Aeroplan units, will continue to have the right to appoint the majority of the directors of Aeroplan GP for as long as it holds, directly or indirectly, 20% or more of the issued and outstanding Aeroplan GP common shares. As at September 30, 2007, ACE, through its holding of 31.1% of the issued and outstanding Aeroplan units, indirectly held 31.1% of the Aeroplan GP common shares.



The value of the identifiable assets and their estimated useful life is detailed as follows:

(in millions)	Aeroplan's proportionate share						Estimated useful life (years)
	June 30, 2005	Mar. 3, 2006	Dec 28, 2006	Jan 10, 2007	Mar 14, 2007	Total	
	14.4%	10.3%	25.0%	30.0%	20.3%	100.0%	
	$	$	$	$	$	$	
Price per Unit	**10.00**	**12.40**	**17.00**	**17.97**	**19.40**		
Fair value of acquired interest in the Partnership	288.0	256.9	850.0	1,078.2	786.6	3,259.7	
Net book value of acquired interest in the Partnership	(140.7)	(102.2)	(250.0)	(300.0)	(200.5)	(993.3)	
Purchase price discrepancy, allocated as follows:	**428.7**	**359.1**	**1,100.0**	**1,378.2**	**987.0**	**4,253.1**	
Intangible Assets							
Finite life							
Accumulation Partners' contracts	175.7	125.7	400.0	480.0	326.4	1,507.7	15 and 25
Software and Technology	5.6	4.0	10.0	12.0	8.1	39.7	5
	181.3	129.7	410.0	492.0	334.5	1,547.5	
Indefinite life							
Trade name	37.4	26.8	70.0	84.0	56.8	275.0	Indefinite
Goodwill	210.0	202.7	620.0	802.2	595.8	2,430.6	Indefinite
	247.4	229.4	690.0	886.2	652.5	2,704.1	
	428.7	**359.1**	**1,100.0**	**1,378.2**	**987.0**	**4,253.1**	

Under the equity method of accounting, Aeroplan's proportionate share of the Partnership's net earnings for the period January 1, 2007 to March 13, 2007 of $19.2 million included a $11.2 million amortization charge for finite life intangibles (Accumulation Partner contracts and Software and technology). During that same period, distributions declared by the Partnership accruing to the Fund in the amount of $22.3 million reduced the carrying value of Aeroplan's investment in the Partnership.

Effective March 14, 2007 Aeroplan commenced consolidation of the results of the Partnership.

Throughout this MD&A, the 2006 results, presented for comparative purposes, are those of the Partnership.



CONSOLIDATION

The following tables detail the elements of the consolidated statement of operations for the three and nine months ended September 30, 2007, respectively:

	Partnership	Aeroplan and Consolidation Adjustments		Aeroplan consolidated
(in thousands)	Three months ended September 30, 2007	Three months ended September 30, 2007		Three months ended September 30, 2007
	$	$		$
	(unaudited)	(unaudited)		(unaudited)
Operating Revenue	219,239	-		219,239
Cost of rewards	127,205	-		127,205
Gross margin	92,034			92,034
Operating Expenses				
Selling, general and administrative	40,713	-		40,713
Depreciation and amortization	3,230	-		3,230
Amortization of accumulation partners' contracts and technology	-	18,112	(1)	18,112
	43,943	18,112		62,055
Operating Income	48,091	(18,112)		29,979
Interest on long-term debt	(4,760)	470	(2)	(4,290)
Interest income	7,533	37	(3)	7,570
Earnings before income taxes	50,864	(17,605)		33,259
Future income taxes	-	(1,000)	(4)	(1,000)
Net earnings for the period	**50,864**	**(18,605)**		**32,259**

(1) Represents the amortization of finite life intangibles recognized by Aeroplan upon consolidation of the Partnership;
(2) Amortization of deferred financing charges on the long-term debt having a fair value of $0 at the Aeroplan level;
(3) Interest earned on cash balances;
(4) Future income taxes recorded at the Aeroplan level as a result of the enactment of Bill C-52.



(in thousands)	Partnership Nine months ended September 30, 2007	Aeroplan and Consolidation Adjustments Nine months ended September 30, 2007		Aeroplan Consolidated Nine months ended September 30, 2007
	$	$		$
	(unaudited)	(unaudited)		(unaudited)
Operating Revenue	684,837	(196,252)	(1)	488,585
Cost of rewards	410,880	(124,107)	(1)	286,773
Gross margin	273,957	(72,145)		201,812
Operating Expenses				
Selling, general and administrative	121,824	(31,523)	(1)	90,301
Depreciation and amortization	8,745	(2,163)	(1)	6,582
Amortization of accumulation partners' contracts and technology	-	39,986	(2)	39,986
	130,569	6,300		136,869
Operating Income	143,388	(78,445)		64,943
Proportionate share of Partnership's net earnings - Jan. 1 to Mar. 13, 2007	-	19,226		19,226
Interest on long-term debt	(13,668)	4,481	(3)	(9,187)
Interest income	20,709	(5,074)	(4)	15,635
Earnings before income taxes	150,429	(59,812)		90,617
Future income taxes	-	(168,000)	(5)	(168,000)
Net earnings (loss) for the period	**150,429**	**(227,812)**		**(77,383)**

(1) Amounts accruing to ACE and/or included in the one line item "Proportionate share of Partnership's net earnings" as a result of Aeroplan's basis of accounting for the Partnership prior to March 14, 2007;
(2) Represents the amortization of finite life intangibles recognized by Aeroplan upon consolidation of the Partnership since March 14, 2007;
(3) $3,541 accruing to ACE and/or included in the one line item "Proportionate share of Partnership's net earnings" as a result of Aeroplan's basis of accounting for the Partnership prior to March 14, 2007 and $940 of amortization of deferred financing charges on the long-term debt having a fair value of $0 at the Aeroplan level;
(4) $4,973 accruing to ACE and/or included in the one line item "Proportionate share of Partnership's net earnings" as a result of Aeroplan's basis of accounting for the Partnership prior to March 14, 2007 and $101 of interest earned by the Aeroplan on cash balances;
(5) Future income taxes recorded at the consolidated level as a result of the enactment of Bill C-52.

Aeroplan's share of the results of the Partnership for the period January 1, 2007 to March 13, 2007 are included in the Consolidated Statement of Operations line item "Proportionate share of the Partnership's net earnings from January 1, 2007 to March 13, 2007" since throughout that period Aeroplan owned, on a weighted average basis, approximately 81% of the Partnership and accounted for its investment under the equity method of accounting.



OPERATING AND FINANCIAL RESULTS

Certain of the following financial information of Aeroplan has been derived from, and should be read in conjunction with, the interim financial statements for the three and nine months ended September 30, 2007 and the related notes.

As a result of the different ownership percentages of the Partnership held by Aeroplan throughout the periods presented, which have resulted in different bases of accounting (from cost to consolidation), figures presented for Aeroplan are not comparative. Since the underlying operating entity is the Partnership, and Aeroplan is completely dependent upon its results, in order to provide meaningful analyses, Aeroplan's Q3 2007 operating income, net earnings, and earnings per unit have been adjusted to remove the effect of certain consolidation amounts (i.e.: by adding back amortization of Accumulated Partners' contracts and technology and future income taxes), to arrive at comparable results to those previously reported for the Partnership.

QUARTER HIGHLIGHTS

- Gross Billings of $236.9 million for the quarter and $703.8 million year to date, representing an increase of 12.1% over Q3 2006 and 12.6% over the nine month period;
- Operating income, before amortization of accumulation partners' contracts and technology, of $48.1 million and $143.4 million for the three and nine months ended September 30, 2007, compared to $33.0 million and $103.2 million for the three and nine months ended September 30, 2006, representing an increase of 45.6% and 39.0%, respectively;
- Increase in Earnings per unit, adjusted for amortization of accumulation partners' contracts and technology and income taxes, of 50.1% for the quarter relative to Q3 2006, and 44.0% for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006;
- Distributions declared of $42.0 million and $126.0 million for the three and nine months ended September 30, 2007, compared to $37.5 million and $107.5 million for the three and nine months ended September 30, 2006, respectively;
- Adjusted EBITDA of $64.5 million for the quarter compared to $53.4 million for Q3 2006 and $188.4 million compared to $159.1 million for the nine months ended September 30, 2007 and September 30, 2006, respectively;
- Distributable Cash of $63.0 million and $186.9 million for the three and nine months ended September 30, 2007 compared to $50.7 million and $146.1 million for the three and nine months ended September 30, 2006, respectively.



SUMMARY OF OPERATING RESULTS AND RECONCILIATION OF ADJUSTED EBITDA AND DISTRIBUTABLE CASH

unaudited

(in thousands, except miles, unit and per unit information)	Three months ended September 30,		Nine months ended September 30,		% change	
	2007	2006[4]	2007[3]	2006[4]	Q3	YTD
Number of Aeroplan Miles issued (in billions)	***19.5***	***17.2***	***57.5***	***51.1***	***13.4***	***12.5***
Number of Total Miles redeemed (in billions)	***15.6***	***12.9***	***50.6***	***42.2***	***20.8***	***20.0***
Number of Aeroplan Miles redeemed (in billions)	***14.1***	***11.2***	***44.9***	***35.8***	***25.9***	***25.4***
Gross Billings from the sale of Aeroplan Miles	**$236,877**	**$211,245**	**$703,785**	**$625,123**	12.1	12.6
Aeroplan Miles revenue	205,074	164,678	640,721	515,714	24.5	24.2
Tier management, contact centre management and marketing fees from Air Canada	1,539	1,647	6,719	6,599	(6.6)	1.8
Other revenue	12,626	12,066	37,397	38,670	4.6	(3.3)
Total revenue	219,239	178,391	684,837	560,983	22.9	22.1
Cost of rewards	(127,205)	(107,741)	(410,880)	(345,094)	18.1	19.1
Gross margin	92,034	70,650	273,957	215,889	30.3	26.9
Selling, general and administrative expenses	(40,713)	(34,464)	(121,824)	(101,955)	18.1	19.5
Depreciation and amortization	(3,230)	(3,155)	(8,745)	(10,781)	2.4	(18.9)
Operating income before amortization of accumulation partners' contracts and technology	**$48,091**	**$33,031**	**$143,388**	**$103,153**	**45.6**	**39.0**
Depreciation and amortization	3,230	3,155	8,745	10,781		
Change in deferred revenue						
Gross billings from the sale of Aeroplan Miles	236,877	211,245	703,785	625,123		
Aeroplan Miles revenue	(205,074)	(164,678)	(640,721)	(515,714)		
Change in Future Redemption Costs [1]	(18,605)	(29,394)	(26,754)	(64,261)	(36.7)	(58.4)
(Change in Net Aeroplan Miles outstanding x Average Cost of Rewards per Mile for the period)						
Adjusted EBITDA	**$64,519**	**$53,359**	**$188,443**	**$159,082**	**20.9**	**18.5**
Net Interest Income (Expenses)	3,280	1,760	8,551	3,316		
Maintenance Capital Expenditures	(4,784)	(4,455)	(10,136)	(16,319)		
Distributable Cash	**$63,015**	**$50,664**	**$186,858**	**$146,079**	**24.4**	**27.9**
Standardized Distributable Cash	**$89,667**	**$100,969**	**$228,750**	**$204,285**	**(11.2)**	**12.0**
Weighted average number of units	**199,500,476**	**200,000,001**	**199,513,426[2]**	**200,000,001**		
Distributable Cash per unit	**$0.32**	**$0.25**	**$0.94**	**$0.73**	**24.7**	**28.2**
Standardized Distributable Cash per unit	**$0.45**	**$0.50**	**$1.15**	**$1.02**	**(11.0)**	**12.2**
Adjusted net earnings = Net earnings, in accordance with GAAP + amortization of accumulation partners' contracts and technology + income taxes	**$51,371**	**$34,320**	**$150,937**	**$105,060**	**49.7**	**43.7**
Earnings per unit, in accordance with GAAP, adjusted for amortization of accumulation partners' contracts and technology, and income taxes	**$0.26**	**$0.17**	**$0.76**	**$0.53**	**50.1**	**44.0**
Distributions declared	**$42,000**	**$37,500**	**$126,000**	**$107,460**	**12.0**	**17.3**
Distributions declared per unit	**$0.21**	**$0.19**	**$0.63**	**$0.54**	**12.3**	**17.5**

(1) The per unit cost derived from this calculation is retroactively applied to all prior periods with the effect of revaluing the liability on the basis of the latest available average unit cost;

(2) Represents weighted average number of units outstanding for the Partnership, as the YTD weighted average number of units for Aeroplan is not comparative;

(3) Has been derived by adding the year to date Q2 2007 information presented for the Partnership and the Q3 2007 information presented above for Aeroplan;

(4) 2006 results presented for comparative purposes are those of the Partnership.

RECONCILIATION OF CASH FLOWS FROM OPERATIONS TO STANDARDIZED DISTRIBUTABLE CASH AND DISTRIBUTABLE CASH

Unaudited

(in thousands)	Three months ended September 30,		Nine months ended September 30,	
	2007	2006[4]	2007[3]	2006[4]
Cash flows from operations	$94,451	$105,424	$238,886	$220,604
Maintenance Capital Expenditures	(4,784)	(4,455)	(10,136)	(16,319)
Standardized Distributable Cash	89,667	100,969	228,750	204,285
Changes in non-cash working capital items[1]	(7,337)	(19,518)	(14,427)	8,805
Stock Based compensation[1]	(710)	(1,393)	(2,240)	(2,750)
Funding of stock-based compensation plans[1]	-	-	1,529	-
Change in future redemption costs[2]	(18,605)	(29,394)	(26,754)	(64,261)
Distributable Cash	$63,015	$50,664	$186,858	$146,079
Distributions declared	$42,000	$37,500	$126,000	$107,460
Payout ratio – *Distributions declared / Standardized Distributable Cash*	47%	37%	55%	53%
Payout ratio – *Distributions declared / Distributable Cash*	67%	74%	67%	74%
Standardized Cumulative Distributable Cash since IPO (June 29, 2005)	$705,408			
Cumulative distributions declared since IPO	$343,200			
Cumulative payout ratio since inception	49%			

(1) The impact of the respective items is considered in the calculation of Standardized Distributable Cash but they are not part of the Distributable Cash definition in accordance with the Limited Partnership Agreement. This eliminates the potential impact of timing distortions relating to the respective items;

(2) Changes in future redemption costs are included to reflect the expected change in the future redemption liability on the basis of the most recently experienced redemption costs;

(3) Has been derived by adding the year to date Q2 2007 information presented for the Partnership, to the Q3 2007 information of Aeroplan (presented above) and $64 of interest earned by Aeroplan in Q1 and Q2 2007.

(4) 2006 results presented for comparative purposes are those of the Partnership.

The Partnership's distributions are determined by Aeroplan GP's board of directors (the "Board of Directors") as general partner of the Partnership and by the trustees of Aeroplan (the "Trustees") on the basis of performance, taking into account anticipated future cash requirements. Monthly distributions have remained unchanged during the quarter at $0.0700 per unit. In order to ensure the Partnership's continued financial strength, and providing a reasonable return to its partners and unitholders, the Board of Directors and the Trustees of Aeroplan have considered it financially prudent not to distribute 100% of Distributable Cash in order to provide for periods of unusually high redemption activity and unforeseen events, should they occur. The Board of Directors and the Trustees will monitor the Partnership's performance throughout the year and any changes to the monthly distribution amounts are subject to their approval.

HISTORICAL DISTRIBUTION ANALYSIS

(in thousands)	Three months ended September 30, 2007	Nine months ended September 30, 2007[2]	Years ended December 31, 2006[3]	2005[3] (post IPO)
Cash flows from operations	**$94,451**	**$238,886**	**$320,977**	**$185,181**
Adjusted net earnings	**51,371**	**150,937**	**143,529**	**49,160**
Distributions declared, post IPO (June 29, 2005)	**42,000**	**126,000**	**146,460**	**70,740**
Excess of cash flows from operations over distributions declared	**52,451**	**112,886**	**174,517**	**114,441**
Excess (shortfall) of adjusted net earnings over distributions declared	**9,371**	**24,937**	**(2,931)** [1]	**(21,580)** [1]
Payout ratio – Distributions declared / Cash flow from operations	**44%**	**53%**	**46%**	**38%**
Payout ratio – Distributions declared / Adjusted net earnings	**82%**	**83%**	**102%**	**144%**

(1) Distributions in excess of net earnings did not represent an economic return of capital due to the fact that the earnings cycle for accounting purposes does not match the liquidity cycle of the business. Distributions were funded from Gross Billings received. These shortfalls had no impact on the covenants under the credit facility.

(2) Has been derived by adding the year to date Q2 2007 information presented for the Partnership, to the Q3 2007 information of Aeroplan (presented above) and $64 of interest earned by Aeroplan in Q1 and Q2 2007.

(3) 2006 and 2005 results presented for comparative purposes are those of the Partnership.

OPERATING RESULTS AND PERFORMANCE INDICATORS IN % TERMS

(as a % of total revenue)	Three months ended September 30 2007	Three months ended September 30 2006[1]	Nine months ended September 30 2007	Nine months ended September 30 2006[1]
Aeroplan Miles revenue	93.5	92.3	93.6	91.9
Tier management, contact centre management and marketing fees from Air Canada	0.7	0.9	1.0	1.2
Other revenue	5.8	6.8	5.5	6.9
Total revenue	**100.0**	**100.0**	**100.0**	**100.0**
Cost of rewards	(58.0)	(60.4)	(60.0)	(61.5)
Gross margin	42.0	39.6	40.0	38.5
Selling, general and administrative expenses	(18.6)	(19.3)	(17.8)	(18.2)
Depreciation and amortization	(1.5)	(1.8)	(1.3)	(1.9)
Operating income before amortization of accumulation partners' contracts and technology	21.9	18.5	20.9	18.4

(1) 2006 results presented for comparative purposes are those of the Partnership.



(as a % of Gross Billings)	Three months ended September 30		Nine months ended September 30	
	2007	2006[1]	2007	2006[1]
Gross Billings from the sale of Aeroplan Miles	**100.0**	**100.0**	**100.0**	**100.0**
Aeroplan Miles revenue	86.6	78.0	91.0	82.5
Cost of rewards	53.7	51.0	58.4	55.2
Selling, general and administrative expenses	17.2	16.3	17.3	16.3
Operating income before amortization of accumulation partners' contracts and technology	20.3	15.6	20.4	16.5
Adjusted EBITDA	27.2	25.3	26.8	25.4
Standardized Distributable Cash	37.9	47.8	32.5	32.7
Distributable Cash	26.6	24.0	26.6	23.4

(1) 2006 results presented for comparative purposes are those of the Partnership.

QUARTER ENDED SEPTEMBER 30, 2007 COMPARED TO QUARTER ENDED SEPTEMBER 30, 2006

Gross Billings from the sale of Aeroplan Miles for the three months ended September 30, 2007 amounted to $236.9 million compared to $211.2 million for the three months ended September 30, 2006, representing an increase of $25.7 million or 12.1%. This increase is attributable to an increase of 2.3 billion or 13.4% of Aeroplan Miles sold as a result of higher purchases by Accumulation Partners. The overall increase reflects growth in consumer spending and credit and charge card usage, which translates into increased volume from the credit and charge card Accumulation Partners; as well as the positive momentum experienced by the travel industry in general, which has positively affected Aeroplan's air Accumulation Partners.

Gross Billings from the sale of Aeroplan Miles are accounted for as deferred revenue until such Aeroplan Miles are redeemed. Aeroplan Miles redeemed are recognized as revenue at the cumulative average selling price of the accumulated Aeroplan Miles issued since January 1, 2002.

Redemption activity

Total Miles redeemed for the quarter ended September 30, 2007 under the Aeroplan Program amounted to 15.6 billion as compared to 12.9 billion for the quarter ended September 30, 2006, representing an increase of 20.8%. Higher redemption activity by members, driven by increased redemption of Classic and Star Alliance Rewards, and the continued expansion of non-air rewards, which provide members with a wider variety of redemption choices, explain the increase.

Of the 15.6 billion Total Miles (calculated on a first-in, first-out basis on a member account basis for air redemptions) redeemed during the quarter ended September 30, 2007, 90.4% or 14.1 billion represented Aeroplan Miles issued by Aeroplan with the balance representing Air Canada Miles. By comparison, during the quarter ended September 30, 2006, 86.7% or 11.2 billion of



the 12.9 billion Aeroplan Miles redeemed were issued by Aeroplan. As the percentage of Aeroplan Miles redeemed increases, this results in a corresponding increase in revenue recognition and cost of rewards.

Given the large volume of miles issued and redeemed, slight fluctuations in the average unit redemption cost or selling price of a mile will have a significant impact on results.

Revenue recognized from the redemption and sale of Aeroplan Miles, including Breakage, amounted to $205.1 million for the quarter ended September 30, 2007 compared to $164.7 million for the quarter ended September 30, 2006, representing an increase of $40.4 million or 24.5%. This increase is mainly attributable to:

- Program growth, combined with a higher proportion of Aeroplan Miles redeemed during the quarter, including the positive impact of higher non-air reward redemption activity, which increased by 45.5% compared to the third quarter of 2006, for a total of $35.0 million;
- a higher cumulative average revenue recognized per Aeroplan Mile redeemed, representing $1.7 million, primarily attributable to an increase in the cumulative average selling price of an Aeroplan Mile as a result of higher contracted rates; and
- revenue recognized from Breakage for the quarter ended September 30, 2007 amounted to $35.3 million (calculated at 17%) compared to $31.6 million (calculated at 17%) for the quarter ended September 30, 2006, representing an increase of $3.7 million or 11.7%. The increase in revenue recognized from Breakage is attributable to the increase in outstanding Aeroplan Miles as a result of growth in Gross Billings over the last 30 months compared to the 30 months ended September 30, 2006.

Revenue from tier management, contact centre management and marketing fees from Air Canada decreased to $1.5 million from $1.6 million or 6.6%. This fee is billed on the basis of actual costs incurred plus a profit margin.

Other revenue, consisting primarily of member based revenues (charges to members for services rendered including the mileage transfer program, booking, change and cancellation fees), marketing fees, and other miscellaneous amounts, amounted to $12.6 million for the quarter ended September 30, 2007 compared to $12.1 million for the quarter ended September 30, 2006, representing an increase of $0.5 million or 4.6%. This increase was driven by marketing fees, which increased $1.7 million, offset by a reduction in member fees, which decreased $1.2 million, as a result of a lower volume of related transactions and a change in the fee structure.

Total revenue amounted to $219.2 million for the quarter ended September 30, 2007 compared to $178.4 million for the quarter ended September 30, 2006, representing an increase of $40.8 million or 22.9%.

Cost of rewards amounted to $127.2 million for the quarter ended September 30, 2007 compared to $107.7 million for the quarter ended September 30, 2006, representing an increase of $19.5 million or 18.1%. This increase is mainly attributable to the following factors:

- a higher proportion of Aeroplan Miles (issued by Aeroplan on or after January 1, 2002) redeemed, representing $5.6 million, and higher general redemption activity during the quarter as a result of program growth and increased Classic and Star Alliance Rewards redemptions, accounting for $22.5 million, for a total increase of $28.1 million;
- partially offset by a lower redemption cost per Aeroplan Mile redeemed, primarily related to air travel rewards, representing $8.6 million.

Gross margin increased 2.4% during the third quarter of 2007, when compared to the third quarter of the prior year, to represent 42.0% of total revenue. This increase is primarily the result of lower redemption costs attributable to favorable changes to the redemption mix of air rewards offset in part by a lower proportion of Breakage revenue to total revenue. Breakage revenue has no cost of rewards attributable to it.

Selling, general and administrative amounted to $40.7 million for the quarter ended September 30, 2007 compared to $34.5 million in 2006, representing an increase of $6.2 million or 18.1%. This increase resulted primarily from technology related costs which increased by $2.1 million as a result of higher hosting and maintenance and support costs of systems deployed into service in late 2006; higher compensation related costs which increased $2.1 million; higher advertising and promotion costs, which increased $1.3 million, related to brand advertising campaigns and other promotional efforts; professional, advisory, and other fees which increased $0.7 million

Depreciation and amortization amounted to $3.2 million for the quarter ended September 30, 2007, unchanged from the comparable period of 2006.

Amortization of accumulation partners' contracts and technology amounted to $18.1 million for the quarter ended September 30, 2007 and represents amortization recorded against the finite life intangibles at the consolidated Aeroplan level. As explained previously, in order to enable a meaningful performance comparison, these charges have not been considered in the analysis.

Operating income, after adding back the amortization of accumulation partners' contracts and technology referred to above, amounted to $48.1 million for the quarter ended September 30, 2007 compared to $33.0 million for the quarter ended September 30, 2006, representing an increase of $15.1 million or 45.6%. This increase is mainly attributable to higher reward redemption activity, a higher proportion of Aeroplan Miles redeemed, as well as reduced redemption costs.

Net interest income for the quarter ended September 30, 2007, consists of interest revenue of $7.6 million earned on cash and cash equivalents and short-term investments on deposit; offset by interest on long-term debt of $4.3 million on the borrowings under the term facility, compared to $5.6 million and $3.9 million, respectively for the comparative period of the prior year. The differences are explained by higher average amounts on deposit and higher interest rates.

Future income taxes in the amount of $1.0 million were recorded for the quarter ended September 30, 2007, representing the current period change in the future tax liability on the temporary differences between the accounting carrying value and tax basis of Aeroplan's assets and liabilities that are expected to reverse after January 1, 2011. For additional detail, refer to the discussions presented under *Income Taxes and Future Income Taxes.*

Adjusted EBITDA for the quarter amounted to $64.5 million or 27.2% (as a % of Gross Billings) and ***Distributable Cash*** generated amounted to $63.0 million or 26.6% (as a % of Gross Billings), compared to $53.4 million or 25.3% (as a % of Gross Billings) and $50.7 million or 24.0% (as a % of Gross Billings), respectively for the third quarter of 2006. The positive impact of increased Gross Billings on Distributable Cash was partially offset by the $6.2 million increase in selling, general and administrative expenses and the Change in Future Redemption Costs. Adjusted EBITDA and Distributable Cash are non-GAAP measures, for additional information on these measures, please refer to the *Performance Indicators* section.

NINE MONTHS ENDED SEPTEMBER 30, 2007 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2006

Results for the nine months year to date have been derived by adding the year to date Q2 2007 results from operations reported for the Partnership, to the Q3 2007 results from operations of Aeroplan, as reported.

Gross Billings from the sale of Aeroplan Miles for the nine months ended September 30, 2007 amounted to $703.8 million compared to $625.1 million for the nine months ended September 30, 2006, representing an increase of $78.7 million or 12.6%. This increase is attributable to an increase of 6.4 billion or 12.5% in Aeroplan Miles sold as a result of higher purchases by Accumulation Partners. The overall increase reflects growth in consumer spending and credit and charge card usage, which translates into increased volume from the credit and charge card Accumulation Partners; as well as the positive momentum experienced by the travel industry in general, which has positively affected Aeroplan's air Accumulation Partners.

Gross Billings from the sale of Aeroplan Miles are accounted for as deferred revenue until such Aeroplan Miles are redeemed. Aeroplan Miles redeemed are recognized as revenue at the cumulative average selling price of the accumulated Aeroplan Miles issued since January 1, 2002.

Redemption activity

Total Miles redeemed for the nine months ended September 30, 2007 under the Aeroplan Program amounted to 50.6 billion as compared to 42.2 billion for the nine months ended September 30, 2006, representing an increase of 20.0%. Higher redemption activity by members, driven in part by the impact of the launch, in Q4 2006, of ClassicPlus Flight Rewards, increased redemption of Classic and Star Alliance Rewards, and the continued expansion of non-air rewards, which provide members with a wider variety of redemption choices, explain the increase.

Of the 50.6 billion Total Miles (calculated on a first-in, first-out basis on a member account basis for air redemptions) redeemed during the nine months ended September 30, 2007, 88.7% or 44.9 billion represented Aeroplan Miles issued by Aeroplan with the balance representing Air Canada Miles. By comparison, during the nine months ended September 30, 2006, 84.8% or 35.8 billion of the 42.2 billion Aeroplan Miles redeemed were issued by Aeroplan. As the percentage of Aeroplan Miles redeemed increases, this results in a corresponding increase in revenue recognition and cost of rewards.

Given the large volume of miles issued and redeemed, slight fluctuations in the average unit redemption cost or selling price of a mile will have a significant impact on results.

Revenue recognized from the redemption and sale of Aeroplan Miles, including Breakage, amounted to $640.7 million for the nine months ended September 30, 2007 compared to $515.7 million for the nine months ended September 30, 2006, representing an increase of $125.0 million or 24.2%. This increase is mainly attributable to:

- Program growth, combined with a higher proportion of Aeroplan Miles redeemed, including the positive impact of higher non-air reward redemption activity, which increased by 60.4% compared to the first nine months of 2006, for a total of $107.7 million;

- a higher cumulative average revenue recognized per Aeroplan Mile redeemed, representing $6.7 million, primarily attributable to an increase in the cumulative average selling price of an Aeroplan Mile as a result of higher contracted rates; and
- revenue recognized from Breakage for the nine months ended September 30, 2007 amounted to $103.2 million (calculated at 17%) compared to $92.6 million (calculated at 17%) for the nine months ended September 30, 2006, representing an increase of $10.6 million or 11.4%. The increase in revenue recognized from Breakage is attributable to the increase in outstanding Aeroplan Miles as a result of growth in Gross Billings over the last 30 months compared to the 30 months ended September 30, 2006.

Revenue from tier management, contact centre management and marketing fees from Air Canada remained relatively unchanged at $6.7 million for the nine months ended September 30, 2007 compared to $6.6 million for the nine months ended September 30, 2006. This fee is billed on the basis of actual costs incurred plus a profit margin.

Other revenue, consisting primarily of member-based revenues (charges to members for services rendered including the mileage transfer program, booking, change and cancellation fees), marketing fees, and other miscellaneous amounts, totaled $37.4 million for the nine months ended September 30, 2007, compared to $38.7 million for the corresponding period of the prior year. Individual fluctuations, year over year, include marketing fees, which increased $1.8 million, offset by a decrease in member based revenues, primarily membership and booking fees, which were down $3.0 million (or 8.3%) on account of a lower volume of related transactions and a change in the fee structure.

Total revenue amounted to $684.8 million for the nine months ended September 30, 2007 compared to $561.0 million for the nine months ended September 30, 2006, representing an increase of $123.8 million or 22.1%.

Cost of rewards amounted to $410.9 million for the nine months ended September 30, 2007 compared to $345.1 million for the nine months ended September 30, 2006, representing an increase of $65.8 million or 19.1%. This increase is mainly attributable to the following factors:

- a higher proportion of Aeroplan Miles (issued by Aeroplan on or after January 1, 2002) redeemed, representing $16.8 million, and higher general redemption activity as a result of program growth, the Q4 2006 launch of ClassicPlus Flight rewards, and increased Classic and Star Alliance Rewards redemptions, accounting for $69.5 million, for a total of $86.3 million;
- partially offset by a lower redemption cost per Aeroplan Mile redeemed, primarily related to air travel rewards, representing $20.5 million.

Gross margin increased 1.5% during the nine months ended September 30, 2007, when compared to the comparable period of the prior year, to represent 40.0% of total revenue. This increase is primarily the result of lower redemption costs attributable to favorable changes to the redemption mix of air rewards partially offset by a lower proportion of Breakage revenue to total revenue. Breakage revenue has no cost of rewards attributable to it.

Selling, general and administrative amounted to $121.8 million for the nine months ended September 30, 2007 compared to $102.0 million in 2006, representing an increase of $19.8 million or 19.5%. The increase resulted primarily from higher technology related costs which increased by $6.5 million as a result of higher hosting and maintenance and support costs of systems deployed into service in late 2006; higher advertising and promotion costs, which increased by $5.8 million related to brand advertising campaigns and other promotional efforts; and higher compensation related costs, which increased $4.9 million.

Depreciation and amortization amounted to $8.7 million for the nine months ended September 30, 2007 compared to $10.8 million in 2006. This decreased expense level being primarily the result of accelerated depreciation write-offs recorded in 2006 against certain pricing and business analytics software assets.

Amortization of accumulation partners' contracts and technology amounted to $40.0 million for the nine-months ended September 30, 2007 and represents amortization recorded against the finite life intangibles at the consolidated Aeroplan level. As explained previously, in order to enable a meaningful performance comparison, these charges have not been considered in the analysis.

Operating income, after adding back the amortization of accumulation partners' contracts and technology referred to above, amounted to $143.4 million for the nine month period ended September 30, 2007 compared to $103.2 million for the nine month period ended September 30, 2006, representing an increase of $40.2 million or 39.0% mainly attributable to the higher reward redemption activity, a higher proportion of Aeroplan Miles redeemed, as well as reduced redemption costs.

Net interest income for the nine months ended September 30, 2007, consists of interest revenue of $20.8 million earned on cash and cash equivalents and short-term investments on deposit; offset by interest on long-term debt of $12.3 million on the borrowings under the term facility, compared to $14.3 million and $11.0 million, respectively for the comparative period of the prior year. The differences are explained by higher average amounts on deposit and higher interest rates.

Future income taxes in the amount of $168.0 million have been recorded on the temporary differences between the accounting carrying value and tax basis of Aeroplan's assets and liabilities that are expected to reverse after January 1, 2011. For additional detail, refer to the discussions presented under *Income taxes* and *Future Income Taxes.*

Adjusted EBITDA for the nine months ended September 30, 2007 amounted to $188.4 million or 26.8% (as a % of Gross Billings) and ***Distributable Cash*** generated amounted to $186.9 million or 26.6% (as a % of Gross Billings), compared to $159.1 million or 25.4% (as a % of Gross Billings) and $146.1 million or 23.4% (as a % of Gross Billings), respectively for the nine month period ended September 30, 2006. The positive impact of increased Gross Billings on Distributable Cash was partially offset by the $19.8 million increase in selling, general and administrative expenses and the Change in Future Redemption Costs. Adjusted EBITDA and Distributable Cash are non-GAAP measures, for additional information on these measures, please refer to the *Performance Indicators* section.

SUMMARY OF QUARTERLY RESULTS

This section includes sequential quarterly data for the eight quarters ended September 30, 2007.

(in thousands, except per unit amounts)	2007			2006				2005
(unaudited)	Q3	Q2[2]	Q1[2]	Q4[2]	Q3[2]	Q2[2]	Q1[2]	Q4[2]
	$	$	$	$	$	$	$	$
Gross Billings	**236,877**	**238,931**	**227,977**	**226,728**	**211,245**	**212,376**	**201,502**	**196,568**
Total revenue	**219,239**	**220,284**	**245,314**	**208,404**	**178,391**	**182,534**	**200,058**	**154,022**
Cost of rewards	127,205	128,541	155,134	120,160	107,741	112,470	124,883	83,474
Gross margin	92,034	91,743	90,180	88,244	70,650	70,064	75,175	70,548
Selling, general and administrative expenses	40,713	41,707	39,403	47,451	34,464	34,948	32,438	37,012
Depreciation and amortization	3,230	2,811	2,704	3,479	3,155	3,884	3,742	3,367
Operating income before amortization of accumulation partners' contracts and technology	48,091	47,225	48,073	37,314	33,031	31,232	38,995	30,169
Amortization of accumulation partners' contracts and technology	18,112							
Operating income	29,979	47,225	48,073	37,314	33,031	31,232	38,995	30,169
Adjusted net earnings = Net earnings, in accordance with GAAP + amortization of accumulation partners' contracts and technology + income taxes	51,371	49,450	50,116	38,469	34,320	31,755	38,985	29,729
Net earnings	**32,259**	**49,450**	**50,116**	**38,469**	**34,320**	**31,755**	**38,985**	**29,729**
Adjusted EBITDA	64,519	65,171	59,980	56,975	53,359	51,470	54,390	51,239
Standardized Distributable Cash	89,667	68,163	70,856	94,769	100,969	63,441[1]	39,875[1]	60,717
Standardized Distributable Cash per unit	0.45	0.34	0.36	0.47	0.50	0.32	0.20	0.30
Distributable Cash	63,015	64,886	60,120	52,996	50,664	47,073[1]	48,374[1]	47,231
Distributable Cash per unit	0.32	0.33	0.30	0.27	0.25	0.24	0.24	0.24
Earnings per unit, in accordance with GAAP - Aeroplan	0.16	(0.68)	0.16	0.13	0.07	0.11	0.16	0.18
Earnings per unit, in accordance with GAAP - Partnership	0.26	0.25	0.25	0.19	0.17	0.16	0.19	0.15

(1) Maintenance capital expenditures included in Distributable Cash for Q1 and Q2 2006 have been restated to reflect the actual amount of maintenance capital expenditures incurred in each period. The amounts previously reported were based upon a pro-ration of the estimated yearly spend.

(2) Results presented for comparative purposes are those of the Partnership.



FINANCING STRATEGY

Aeroplan generates sufficient cash flow internally to fund cash distributions, capital expenditures and to service its debt obligations. Management believes that Aeroplan's internally generated cash flows, combined with its ability to access external capital, provide sufficient resources to finance its cash requirements in the foreseeable future and to maintain available liquidity, as discussed in the *Liquidity and Capital Resources* section. Distributions are expected to continue to be funded from internally generated cash flows.

LIQUIDITY AND CAPITAL RESOURCES

Since January 1, 2002, Aeroplan has consistently generated positive cash flows from operations. At September 30, 2007, Aeroplan had $321.9 million of cash and cash equivalents and $395.7 million of short-term investments (consisting of commercial paper with maturity dates ranging between October of 2007 and January of 2008) on hand, for a total of $717.6 million. The Aeroplan Miles redemption reserve described under *Aeroplan Miles Redemption Reserve* of $400.0 million is included in this amount.

The following table provides an overview of Aeroplan's cash flows for the periods indicated:

(in thousands of dollars) *unaudited*	**Three months ended September 30,**		**Nine months ended September 30,**	
	2007	**2006[2]**	**2007[1]**	**2006[2]**
	$	**$**	**$**	**$**
Cash from operating activities	94,451	105,424	238,886	220,604
Cash from (used in) investing activities	(4,444)	(64,050)	47,002	(198,507)
Cash from (used in) financing activities	(42,001)	(36,324)	(131,000)	(106,284)
Cash and cash equivalents, end of period	**321,857**	**281,687**	**321,857**	**281,687**

(1) Has been derived by adding the year to date Q2 2007 cash flows from operations presented for the Partnership, to the Q3 2007 cash flows from operations of Aeroplan (presented above) and $64 of interest earned by Aeroplan in Q1 and Q2 2007.

(2) 2006 results presented for comparative purposes are those of the Partnership.

Operating Activities

Cash from operations is generated primarily from the collection of Gross Billings of Aeroplan Miles and is reduced by the cash required to provide the rewards when Aeroplan Miles are redeemed and by operating and interest expenses.

Cash from operating activities amounted to $94.5 million and $238.9 million for the quarter and nine months ended September 30, 2007, respectively compared to $105.4 million and $220.6 million for the quarter and nine months ended September 30, 2006, respectively. Fluctuations are primarily attributable to increased earnings levels and movement in related party receivables

offset by a reduced level of deferred revenue accumulation.

Investing Activities

Aeroplan's investment activities for the three months and nine months ended September 30, 2007 reflect a net redemption of short-term investments in the amount of $0.3 million and $57.1 million respectively. During the same periods, Aeroplan invested $4.8 million and $10.1 million respectively in Maintenance Capital Expenditures related to software development and technology initiatives designed to improve the reward redemption processes and operating efficiencies through automation. Anticipated capital expenditures, which are primarily related to Maintenance Capital Expenditures associated with software development initiatives for fiscal 2007, are expected to come in slightly less than $20 million.

Financing Activities

Cash flows used in financing activities related to the payment of distributions and amounted to $42.0 million and $131.0 million for the quarter and nine months ended September 30, 2007, respectively.

Liquidity

Aeroplan anticipates that total capital requirements for the next twelve months of $188.0 million, including $168.0 million in respect of anticipated cash distributions, based on the current distribution rates, and approximately $20.0 million of Maintenance Capital Expenditures, will be funded from operations, available cash on deposit and, to the extent required, from the *Aeroplan Miles Redemption Reserve* where applicable (i.e. in periods of unusually high redemption activity) and bank borrowings, if necessary.

Aeroplan Miles Redemption Reserve

In conjunction with the issuance of units to the Fund and the credit facilities concluded on June 29, 2005, Aeroplan established the Aeroplan Miles redemption reserve ("the Reserve"). As at September 30, 2007, the Reserve amounted to $400.0 million and was included in cash and cash equivalents and short-term investments.

The amount held in the Reserve, as well as the types of securities in which it may be invested (high quality commercial paper), are based on policies established by management, which are reviewed periodically.

The Reserve may be used to supplement cash flows generated from operations in order to pay for rewards in the event of unusually high redemption activity associated with Aeroplan Miles.

Management is of the opinion that the Reserve is sufficient to cover redemption costs, including redemption costs incurred in periods of unusually high redemption activity, as they become due, in the normal course of business.

To date, Aeroplan has not had to use the funds held in the Reserve.

At September 30, 2007, the Reserve represented 39.8% of the Future Redemption Cost liability.

The deferred revenue presented in the balance sheet represents accumulated unredeemed Aeroplan Miles valued at their weighted average selling price and unamortized Breakage. The estimated Future Redemption Cost liability of those Aeroplan Miles, calculated at the current Average Cost of Rewards per Mile redeemed, is approximately $1,005 million.

Credit Facilities

On June 29, 2005, Aeroplan entered into a credit agreement for the following facilities:

In thousands	Authorized $	Drawn at September 30, 2007 $
Revolving term facility	75,000	-
Term facility	300,000	300,000
Acquisition facility	100,000	-
Less: Unamortized portion of discount (previously presented as a Prepaid expense)	-	(1,158)
Total	**475,000**	**298,842**

As at September 30, 2007, Aeroplan had authorized credit facilities of $475.0 million and borrowings of $298.8 million. Borrowings are recorded net of prepaid interest in the amount of $1.2 million.

The term and the acquisition facilities mature on June 29, 2009, or earlier at the option of Aeroplan and bear interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%. Borrowings under the term facility consist of Bankers' Acceptances with a 90 day term and an effective interest rate of 5.9% at September 30, 2007 (5.3% at December 31, 2006).

The outstanding credit facilities are secured by substantially all the present and future assets of Aeroplan.

The credit facilities are subject to Aeroplan's ability to maintain financial covenants related to leverage and debt service ratios of ≤ 2.75 and interest coverage of ≥ 3.0, as well as other affirmative and negative covenants as defined in the credit agreement.

At September 30, 2007, Aeroplan was in compliance with its financial covenants, as follows:

Ratio	Result	Test
Leverage	1.15	≤ 2.75
Debt service [(a)]	(1.24)	≤ 2.75
Interest coverage [(b)]	N/A	≥ 3.0

(a) this ratio takes into account Aeroplan's net debt, calculated as long-term debt less cash and short-term investments on hand. The result reflects Aeroplan's high liquidity position.

(b) this ratio is not applicable since Aeroplan has earned more interest from cash and cash equivalents and short-term investments than it has incurred on the long-term debt.

In view of Aeroplan's cash generation capacity and overall financial position, while there can be no assurance in this regard, management believes that Aeroplan will be able to pay or refinance the debt when it comes due.

FUTURE INCOME TAXES

Under the provisions of the SIFT Rules, Aeroplan, as a publicly traded income trust, is considered a SIFT and will become subject to tax commencing January 1, 2011. As a result of this change in the effective future income tax rate, which will increase to 31.5% from 0%, Aeroplan has recorded future income taxes on the temporary differences between the accounting carrying value and tax basis of its assets and liabilities that are expected to reverse after January 1, 2011. Proposals to tax income trusts and other SIFT entities such as Aeroplan were originally announced on October 31, 2006 as part of the Federal Government's "Tax Fairness Plan".

Aeroplan's provision for income taxes is made up as follows:

	Three months ended September 30, 2007	March 14, 2007 to September 30, 2007
	(unaudited)	(unaudited)
Combined Federal and provincial income tax rates	0%	0%

	Three months ended September 30, 2007	March 14, 2007 to September 30, 2007
(in thousands)	$	$
	(unaudited)	(unaudited)
Current tax expense based on combined Federal and provincial income tax rates	-	-
Future income tax expense arising from tax rate changes, relating to temporary differences	1,000	168,000
	1,000	**168,000**

Future income taxes consist of the following future income tax liabilities (assets) relating to temporary differences for:

	September 30, 2007
(in thousands)	$
	(unaudited)
Accumulation Partners' contracts and trade name	345,627
Eligible capital expenditures	(183,373)
	162,254
Software and technology	5,746
	168,000

GUARANTEES (OFF-BALANCE SHEET ARRANGEMENTS) AND CONTINGENT LIABILITIES

Air Canada Miles

In accordance with the Commercial Participation and Services Agreement dated June 9, 2004 between Air Canada and Aeroplan, as amended, (the"CPSA"), Air Canada is responsible for the cost of the redemption for air rewards of up to a maximum of 112.4 billion Air Canada Miles accumulated by members prior to January 1, 2002. As of September 30, 2007, 103.9 billion of those Air Canada miles had been redeemed.

In the unlikely event that Air Canada is unable to meet its obligation, Aeroplan may be required to honor Air Canada's redemption obligation. Based on Aeroplan's current average redemption cost per mile, as calculated on the basis of the current average redemption cost, calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of various types of rewards that members have selected, based on past experience, such obligation would amount to approximately $77.8 million at September 30, 2007.

Also under the CPSA, Aeroplan is responsible for any redemptions for air rewards of Air Canada Miles issued prior to January 1, 2002, in excess of the 112.4 billion Air Canada Miles. While on the basis of current estimates, Aeroplan does not expect such redemptions to exceed 112.4 billion Air Canada Miles, the maximum potential redemption cost of meeting this obligation if all 16.0 billion estimated Broken but unexpired Air Canada Miles were to be redeemed, amounts to $145.6 million at September 30, 2007.

As a result, the total maximum potential redemption cost to Aeroplan for the total outstanding and unbroken Air Canada Miles is estimated to be $223.4 million at September 30, 2007.

Aeroplan has also agreed to indemnify Air Canada, its affiliates and representatives from any claims arising out of any changes made at any time by Aeroplan to the Aeroplan Program to the extent such changes are implemented to address fluctuations in Breakage related to the liability attached to miles issued prior to January 1, 2002.



Aeroplan Miles

In addition, Aeroplan may be required to provide rewards to members for unexpired Aeroplan Miles accounted for as Breakage on the Aeroplan Miles issued after December 31, 2001 for which the Breakage revenue has been recognized or deferred and for which no liability has been recorded. The maximum potential redemption cost for such Aeroplan Miles is estimated to be $430.8 million at September 30, 2007. The potential redemption costs noted above have been calculated on the basis of the current average redemption cost calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of the various types of rewards that members have selected, based on past experience.

Other

From time to time, Aeroplan becomes involved in various claims and litigation as part of its business. While the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current pending claims and litigation will not have a material impact on Aeroplan's financial position and results of operations.

Aeroplan has agreed to indemnify its Trustees, directors, and officers, to the extent permitted under corporate law, against costs and damages incurred by the Trustees, directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceedings in which the Trustees, directors and officers are sued as a result of their services. Aeroplan's Trustees, directors and officers are covered by Trustees', directors' and officers' liability insurance. No amount has been recorded in these financial statements with respect to the indemnification agreements.

TRANSACTIONS WITH RELATED PARTIES

Results for the nine months year to date have been derived by adding the year to date Q2 2007 related party transaction information reported for the Partnership, to the Q3 2007 related party information of Aeroplan, as reported.

ACE, Air Canada's parent company, through its ability to control the Board of Directors, controls Aeroplan. Air Canada, including its affiliates, is one of Aeroplan's largest Accumulation Partners, representing 24.0% and 26.0% of Gross Billings for the quarters ended September 30, 2007 and 2006 and 26.0% and 29.0% for the nine months ended September 30, 2007 and 2006 respectively. Air Canada, including other Star Alliance partners, is Aeroplan's largest Redemption Partner. For the quarter and nine months ended September 30, 2007, 90.6% and 90.3%, compared to 91.2% and 91.9% for the quarter and nine months ended September 30, 2006, of total reported cost of rewards was paid to Air Canada. Selling, general and administrative expenses where Air Canada was the supplier of services represented 43.1% and 43.8% respectively for the quarter and nine months ended September 30, 2007 compared to 46.6% and 50.6% for the corresponding periods of 2006.

The decreasing proportions are explained by the increasing trend in redemption of non-air rewards by members in the case of cost of rewards, and reduced dependence over time on Air Canada as a service provider in the case of operating expenses.

The commercial relationship between Aeroplan and Air Canada and its affiliates is governed by several arrangements and agreements which are described in Aeroplan's Annual Information Form dated March 20, 2007.

On August 8, 2007, as provided for in the existing CPSA between the parties, Aeroplan and Air Canada reached agreement relating to fixed capacity redemption rates, to be paid by Aeroplan, in connection with airline seat redemptions, for the period beginning January 1, 2008 through to December 31, 2010. The outcome falls within the pre-established contractual parameters and is in line with Aeroplan's business expectations.

SUMMARY OF CONTRACTUAL OBLIGATIONS

As at September 30, 2007, estimated future minimum payments under Aeroplan's contractual obligations are as follows:

(in millions) *Unaudited*	Total	2007	2008	2009	2010	2011	After Five Years
	$	$	$	$	$	$	$
Operating leases	2.2	0.4	1.8	-	-	-	-
Special payments under GSA	11.7	0.5	1.8	1 9	1.9	1.9	3.7
Term credit facility	300.0	-	-	300 0	-	-	-
Purchase obligation under the CPSA	3,701.3	-	296.1	296 1	296.1	296.1	2,516.9
Total	**4,015.2**	**0.9**	**299.7**	**598.0**	**298.0**	**298.0**	**2,520.6**

DISTRIBUTIONS

Aeroplan intends to make monthly distributions to its unitholders within 15 days of the end of each month, as approved by the Trustees. Distributions declared to the unitholders of record on the last business day of the month amounted to $42.0 million and $9.3 million for the three months ended September 30, 2007 and September 30, 2006 respectively, and $120.3 million and $24.2 million for the nine months ended September 30, 2007 and September 30, 2006 respectively, as follows:

Record date	2007		2006	
	Amount	Amount per Unit	Amount	Amount per Unit
	$	$	$	$
January	11,161,792	0.0700	1,676,125	0.0583
February	11,161,792	0.0700	1,676,125	0.0583
March	14,000,000	0.0700	2,883,178	0.0583
April	14,000,000	0.0700	2,883,178	0.0583
May	13,999,994	0.0700	2,883,178	0.0583
June	13,999,994	0.0700	2,883,178	0.0583
July	13,999,992	0.0700	3,095,885	0.0625
August	13,999,992	0.0700	3,095,885	0.0625
September	13,999,990	0.0700	3,095,885	0.0625
	120,323,546	**0.6300**	**24,172,617**	**0.5373**

The percentage of the distributions attributable to return of capital will only be determinable after the full year results of Aeroplan are known. For the year ended December 31, 2006, 58% of amounts distributed in 2006 represented return of capital and 42% represented taxable income generated from Aeroplan's operations.

On the basis of anticipated annual results, management expects the breakdown for 2007 to approximate 20% in respect of return of capital and 80% in respect of income. Should the full estimated available discretionary deductions not be used to reduce taxable income, as part of a tax planning strategy to increase future tax deductions, up to 100% of distributions could be taxable.

Distributions payable by Aeroplan to its unitholders are recorded when declared.

UNITS

As at September 30, 2007, Aeroplan had 199,999,854 units issued and outstanding for an aggregate amount of $3,257.0 million, compared to 99,454,165 units and $1,392.2 million at December 31, 2006. For additional information on units issued and outstanding please refer to *BASIS OF ACCOUNTING FOR THE INVESTMENT IN THE PARTNERSHIP.*

EARNINGS (LOSS) PER UNIT

Aeroplan's earnings (loss) per unit amounted to $0.16 and $0.07 for the three months ended September 30, 2007 and September 30, 2006 respectively, and ($0.41) and $0.32 for the nine months ended September 30, 2007 and September 30, 2006 respectively.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates, judgments and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates. Management has identified the areas, discussed below, which it believes are the most subject to judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change significantly in subsequent periods.

The significant accounting policies of Aeroplan are described in note 2 to the December 31, 2006 audited consolidated financial statements of Aeroplan. The policies which Aeroplan believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

Revenue Recognition

Aeroplan Miles Revenue - Breakage

Aeroplan earns revenue from the sale of Aeroplan Miles to Accumulation Partners based on individual contracts with each Accumulation Partner. Since the earnings process is not complete at the time an Aeroplan Mile is sold, the Gross Billings from the sale of Aeroplan Miles are deferred and recognized as revenue when Aeroplan Miles are redeemed by members. For those Aeroplan Miles that Aeroplan has estimated will go unredeemed by members, Aeroplan recognizes revenue over the estimated average life of an Aeroplan Mile, currently estimated at 30 months.

Management's estimate of the number of Aeroplan Miles sold that will never be redeemed by members, known as "Breakage", is currently estimated at 17% of Aeroplan Miles sold. In developing this estimate, management takes into consideration that the issuance and redemption of Aeroplan Miles is influenced by the type of Commercial Partners and their volume of transactions, the types of rewards offered, the overall health of the Canadian economy, the nature and extent of promotional activity in the marketplace and the extent of competing loyalty programs.

Mileage redemption is mainly driven by member behaviour, which itself is a function of many factors including, but not limited to, economic conditions and evolving rules and offerings of the Aeroplan Program. Such behavioural changes take place over time as the members understand their impact and may cause breakage to fluctuate in either a positive or negative direction. Breakage is also a function of member behaviour, which continuously adapts to changes in rules and offerings to the Aeroplan Program. As a result, the measurement of Breakage, at any one point in time, has inherent limitations, in that, it may not reflect behavioural changes resulting from the latest revisions to the Aeroplan Program. Breakage will only be determined with absolute certainty at the end of the life of the Aeroplan Program.

Management's estimate of Broken Aeroplan Miles impacts the amount of Breakage revenue recognized. Breakage revenue is included in the interim financial statements with earned revenue from the sale of Aeroplan Miles and represented $35.3 million and $103.2 million for the quarter and nine months ended September 30, 2007 respectively, compared to $31.6 million and $92.6 million for the corresponding periods of 2006. Management monitors factors affecting Breakage and from time to time, but at least every two years or earlier if such monitoring indicates that a significant change in Breakage may have occurred, may use independent third party experts to assist in the determination of the appropriate level of Breakage, including the average life of an Aeroplan Mile.

During 2006, in accordance with its policy to review Breakage every two years, management, assisted by independent experts, completed its review of the estimated Breakage factor used to determine the number of Total Miles sold which are not expected to be redeemed, on the basis of data accumulated until the end of 2005. While there can be no assurance that the Breakage factor will remain constant in the future, based on the results, which include the impact of the program changes described under *Overview*, the Breakage factor remained unchanged at 17%. Management, assisted by an independent firm of experts, is currently conducting a breakage review on the basis of data accumulated until the end of 2006. The results of this update are not expected to be available until the end of 2007. In addition, since the potential impact of the introduction of ClassicPlus Flight rewards and other factors were not considered in these studies, management will also conduct a breakage review after the end of 2007, when a full year's data is available.



Management estimates that a 1% change in Breakage related to the Aeroplan Miles would have a total impact on revenue and net earnings, and consequently distributable cash, for the period in which the change occurred, of $30.6 million with $24.5 million relating to prior years and $6.1 million relating to the current period. Management estimates that a 1% decrease in Breakage related to the Air Canada Miles would have an impact on cost of rewards and net earnings of approximately $28.3 million for the period in which the change occurred.

Accumulation Partners' contracts and software and technology

Accumulation Partners' contracts and software and technology are considered long-lived assets with finite lives. Accumulation Partners' contracts are recorded at cost and are amortized using the straight-line method over their estimated lives, typically 15 - 25 years.

Software and technology are recorded at cost and amortized using the straight-line method over 5 years. Software under development includes costs paid to third parties such as consultants' fees and other direct costs of development. Amortization will commence upon completion of development once the software is available for use.

Accumulation Partners' contracts and software and technology are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. When such a situation arises, the future cash flows associated with the particular asset's use and disposition are compared to its carrying amount to determine if the carrying amount is recoverable. Any impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value.

Trade name and Goodwill

Trade name is considered an intangible asset with an indefinite life, is recorded at cost, and is not amortized but instead is tested for impairment annually, or more frequently should events or changes in circumstances indicate that the trade name may be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount exceeds the fair value, the trade name is written down to its fair value.

Goodwill is recorded at cost and is not amortized. Instead, goodwill is tested for impairment annually and when an event or circumstances have occurred that more likely than not reduce the fair value of the reporting unit below its carrying value. Aeroplan is a single reporting unit. The impairment test is carried out in two steps. First, the carrying amount of Aeroplan, including goodwill, is compared to its quoted market value. If the quoted market value exceeds the carrying amount, goodwill is not considered to be impaired, and therefore the second step of the impairment test is unnecessary.

The second step is performed when the carrying amount of the reporting unit exceeds its quoted market value. In such a case, the implied fair value of goodwill, determined in the same manner as the respective value would be determined in a business combination, is compared with its carrying amount in order to measure the amount of the impairment loss, if any.

Management has obtained independent valuations of Aeroplan's finite and indefinite life intangibles and has estimated the useful life of the finite life intangibles. Management will monitor the value of the intangibles to determine whether any impairment in their carrying value has occurred or whether their estimated life has changed.



Income taxes

Aeroplan is a mutual fund trust for income tax purposes. As a result, Aeroplan is currently only taxable on amounts not allocated to unitholders. Aeroplan is committed to distribute to its unitholders all or virtually all of its taxable income and taxable capital gains and intends to comply with the provisions of the Income Tax Act that permit the deduction of distributions to unitholders from taxable income and taxable capital gains.

Aeroplan provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and the tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

FUTURE ACCOUNTING CHANGES

Capital Disclosures and Financial Instruments – Presentation and Disclosure

The CICA issued three new accounting standards: section 1535, *Capital Disclosures*, section 3862, *Financial Instruments – Disclosures*, and section 3863, *Financial Instruments – Presentation*. These new standards will be effective for fiscal years beginning on or after October 1, 2007, and Aeroplan will adopt them on January 1, 2008. Management is in the process of evaluating the effect of the new standards on Aeroplan's financial statements.

Section 1535 establishes disclosure requirements about an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, *Financial Instruments – Disclosure and Presentation*, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

FAIR VALUES, CREDIT RISK, AND INTEREST RATE EXPOSURE

Fair values - The fair value of the financial instrument is the amount of consideration that would be agreed upon in an arm's length transaction between willing parties. Aeroplan uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the consolidated statement of financial position as follows:

Held to maturity: Cash and cash equivalents and short-term investments – The carrying amounts included in the consolidated statement of financial position approximate fair value because of the short-term maturity of the underlying instruments. Cash and cash equivalents and short-term investments are presented with accrued interest thereon.



Loans and receivables: Accounts receivable – The carrying amount included in the consolidated statement of financial position approximates fair value because of the short-term maturity of these instruments.

Financial liabilities: Accounts payable and accrued liabilities and distributions payable – The carrying amounts included in the consolidated statement of financial position approximate fair value because of the short-term maturity of these instruments.

Long-term debt: The fair value of the borrowings under the term facility, in the form of Bankers' Acceptances, is approximately $298.8 million.

Credit risk In accordance with its investment policy, Aeroplan invests the Reserve and excess cash, included in short-term investments and cash and cash equivalents in commercial paper or corporate bonds with a minimum rating of R-1 (high) or AA(low) and term deposits, subject to certain thresholds to reduce undue exposure to any one issuer.

Interest rate exposure Aeroplan is exposed to fluctuations in interest rates under the terms of the outstanding credit facility which bears interest at variable rates and has been borrowed in the form of Bankers' Acceptances. Due to the short-term nature of the underlying Bankers' Acceptances (typically 30-90 days), the carrying value of the long-term debt approximates fair value.

Aeroplan invests the Reserve and excess cash on hand in high quality instruments with similar terms to maturity as the underlying instruments related to the credit facility, with an objective to mitigate the interest rate exposure.

DISCLOSURE CONTROLS AND PROCEDURES

Aeroplan's disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information is identified to its Disclosure Committee to ensure appropriate and timely decisions are made regarding public disclosure, in accordance with its Disclosure Policy.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing such internal controls over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

No changes were made in Aeroplan's internal control over financial reporting during the three month and nine month period ended September 30, 2007, that have materially affected, or are reasonably likely to materially affect, Aeroplan's internal control over financial reporting.



CEO AND CFO CERTIFICATIONS

Aeroplan files certifications relating to its annual filings, signed by the CEO and CFO, with the Canadian Securities Administrators upon filing of Aeroplan's Annual Information Form. In those filings, the CEO and CFO certify, as required by Multilateral Instrument 52-109, the appropriateness of the financial disclosures, the effectiveness of Aeroplan's disclosure controls and procedures, and the design of internal control over financial reporting to provide reasonable assurance as to its reliability and the preparation of financial statements for external purposes in accordance with GAAP. Aeroplan's CEO and CFO also certify the appropriateness of the financial disclosures in its interim filings, and that they have caused disclosure controls and procedures and internal control over financial reporting to be designed.

The Audit, Finance and Risk Committee reviewed this MD&A, and the unaudited interim consolidated financial statements, and the Board of Directors and the Trustees approved these documents prior to their release.

OUTLOOK

Management is committed to deliver its 2007 business plan including continued expansion of Commercial Partners, available rewards and operating efficiency through investments in technological solutions.

In 2006, 58% of Aeroplan's distributions represented return of capital and 42% represented income. On the basis of anticipated annual results, management expects the breakdown for 2007 to approximate 20% in respect of return of capital and 80% in respect of income. Should the full estimated discretionary deductions not be used to reduce taxable income, as part of a tax planning strategy to increase future tax deductions, up to 100% of distributions could be taxable.

The amount of distributions remains subject to review throughout the year and any changes to the monthly distribution amounts are subject to the approval of the Trustees.

RISKS AND UNCERTAINTIES AFFECTING THE BUSINESS

The results of operations and financial condition of Aeroplan are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of the management of Aeroplan. The following section summarizes certain of the major risks and uncertainties that could materially affect future business results going forward. Additional risks are also described in the *"Risks and Uncertainties Affecting the Business"* section of the 2006 MD&A, which are hereby incorporated by reference.



RISKS RELATED TO AEROPLAN AND THE INDUSTRY

Dependency on Top Three Accumulation Partners

Aeroplan's top three Accumulation Partners were responsible for 89% of Gross Billings for the quarter and nine months ended September 30, 2007 respectively. A decrease in sales of Aeroplan Miles to any of Aeroplan's significant partners for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services Aeroplan provides could have a material adverse effect on Gross Billings. Subject to the minimum number of Aeroplan Miles to be purchased by Air Canada under the CPSA, Air Canada can change the number of Aeroplan Miles awarded per flight without Aeroplan's consent, which could result in a significant reduction in Gross Billings. Aeroplan cannot ensure that its contracts with these, or other, Accumulation Partners will be renewed on similar terms, or at all when they expire.

Air Canada or Travel Industry Disruptions

Aeroplan's members' strong demand for air travel creates a significant dependency on Air Canada in particular and the airline industry in general. Any disruptions or other material adverse changes in the airline industry, whether domestic or international, affecting Air Canada or a Star Alliance member airline, could have a material adverse impact on Aeroplan's business. This could manifest itself in Aeroplan's inability to fulfill member's flight redemption requests or to provide sufficient accumulation opportunities. As a result of airline or travel services industry disruption, such as those which resulted from the terrorist attacks on September 11, 2001, or as might result from political instability, other terrorist acts or war, or from increasingly restrictive security measures, such as the current restrictions on the content of carry-on baggage, too much uncertainty could result in the minds of the traveling public and have a material adverse effect on passenger demand for air travel. Consequently, members might forego redeeming miles for air travel and therefore might not participate in the Aeroplan Program to the extent they previously did which could adversely affect Aeroplan's revenue from the Aeroplan Program. A reduction in member use of the Aeroplan Program could impact Aeroplan's ability to retain its current partners and members and to attract new Commercial Partners and members.

Reduction in Activity, Usage and Accumulation of Aeroplan Miles

A decrease in Gross Billings from any of Aeroplan's Accumulation Partners for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services Aeroplan provides, or a decrease in the accumulation of Aeroplan Miles by members could have a material adverse effect on Aeroplan's Gross Billings and revenue.

Greater than Expected Redemptions for Rewards

A significant portion of Aeroplan's profitability is based on its estimate of the number of Aeroplan Miles that will never be redeemed by the member base. The percentage of Aeroplan Miles that are not expected to be redeemed is known as "Breakage" in the loyalty industry. Management's current estimate of Breakage is based on two independent studies conducted in 2006 on behalf of Aeroplan. Management, assisted by an independent firm of experts, is currently conducting a breakage review on the basis of data accumulated until the end of 2006. The results of this update are not expected to be available until the end of 2007. In addition, given the importance



of the introduction of ClassicPlus Flight Rewards during the last quarter of 2006, Aeroplan will also be conducting a breakage review after the end of 2007, when a full year's data is available, to assess the impact, if any, on Breakage. Breakage may decrease from the current estimate of 17% as the Aeroplan Program grows and a greater diversity of rewards become available. If actual redemptions are greater than Aeroplan's current estimates, its profitability could be adversely affected due to the cost of the excess redemptions. Furthermore, the actual mix of redemptions between air and non-air rewards could adversely affect Aeroplan's profitability. Total Broken Miles amounted to 63.1 billion miles as at September 30, 2007 and include 47.2 billion Aeroplan Miles. The responsibility to provide rewards for these 63.1 billion Total Broken Miles, if ever redeemed, rests with Aeroplan. While Management believes that a material portion of the estimated 47.2 billion Broken Aeroplan Miles will not be redeemed, there can be no such assurances.

Industry Competition

Competition in the loyalty marketing industry is intense. New and existing competitors may target Aeroplan's Accumulation Partners and members, as well as draw rewards from Aeroplan's Redemption Partners. The continued attractiveness of the Aeroplan Program will depend in large part on Aeroplan's ability to remain affiliated with existing Commercial Partners or add new partners, that are desirable to consumers and to offer rewards that are both attainable and attractive to consumers. With respect to Aeroplan's database marketing services, Aeroplan's ability to continue collecting detailed transaction data on consumers is critical in providing effective marketing strategies for its Accumulation Partners. Many of Aeroplan's current competitors may have greater financial, technical, marketing and other resources than Aeroplan. Aeroplan cannot ensure that it will be able to compete successfully against its current and potential competitors, including in connection with technological advancements by such competitors.

Supply and Capacity Costs

Aeroplan's costs may increase as a result of supply arrangements with Air Canada and other suppliers. Aeroplan may not be able to satisfy its members if the seating capacity made available to Aeroplan by Air Canada, Jazz and Star Alliance member airlines or other non-air rewards from other suppliers are inadequate to meet their redemption demands at specific prices.

If, upon the renegotiation of the rates charged to Aeroplan under the CPSA which takes place every three years (with the next renegotiation scheduled for 2010) or upon the expiry of the CPSA, Aeroplan is unable to negotiate new rates or a replacement agreement with Air Canada on similarly favourable terms or if Air Canada sharply reduces its seat capacity, Aeroplan may be required to pay more for seat capacity from Air Canada than the currently negotiated rates under the CPSA or to purchase seat capacity from other airlines. Seat capacity from other airlines could be more expensive than comparable seat capacity under the CPSA, and the routes offered by the other airlines may be inconvenient or undesirable to the redeeming members. As a result, Aeroplan would experience higher air travel redemption costs, while at the same time member satisfaction with the Aeroplan Program may be adversely affected by requiring travel on other carriers on certain routes.



Unfunded Future Redemption Costs

Aeroplan derives most of its Gross Billings from the sale of Aeroplan Miles to its Accumulation Partners. The earnings process is not complete at the time an Aeroplan Mile is sold as Aeroplan incurs most of its costs on the redemption of the Aeroplan Mile. Based on historical data, the estimated period between the issuance of an Aeroplan Mile and its redemption is currently 30 months; however, Aeroplan has no control over the timing of the redemption of Aeroplan Miles or the number of Aeroplan Miles redeemed. Aeroplan currently uses proceeds from Gross Billings (which are deferred for accounting purposes) in the fiscal year from the issuance of Aeroplan Miles to pay for the redemption costs incurred in the year. As a result, if Aeroplan were to cease to carry on business, or if redemption costs incurred in a given year were in excess of the revenues received in the year from the issuance of Aeroplan Miles, Aeroplan would face unfunded Future Redemption Costs, which could increase Aeroplan's need for working capital and, consequently, affect distributions to unitholders. In recognition of that fact, Aeroplan has established a cash reserve equal to $400 million. Please see the section *Aeroplan Miles Redemption Reserve*. There can be no assurance that this cash reserve will be sufficient to cover all actual unfunded Future Redemption Costs that may arise in the future.

Changes to the Aeroplan Program

From time to time Aeroplan may make changes to the Aeroplan Program that may not be well received by certain segments of the membership and may affect their level of engagement. In addition, these members may choose to seek such legal and other recourses as available to them, which if successful, could have a negative impact on Aeroplan's results of operations and /or reputation.

Seasonal Nature of the Business, Other Factors and Prior Performance

Aeroplan has historically experienced considerably lower Gross Billings from the sale of Aeroplan Miles in the first and second quarters of the calendar year and higher Gross Billings from the sale of Aeroplan Miles in the third and fourth quarters of the calendar year. In addition, Aeroplan has historically experienced greater redemptions and therefore costs for rewards, in the first and second quarters of the calendar year and lower redemptions and related costs for rewards in the third and fourth quarters of the calendar year. This pattern results in significantly higher operating cash flow and margins in the third and fourth quarters for each calendar year compared to the first and second quarters. This pattern may however vary in future years as the degree of seasonality evolves over time.

Demand for travel rewards is also affected by factors such as economic conditions, war or the threat of war, fare levels and weather conditions. Due to these and other factors, operating results for an interim period are not necessarily indicative of operating results for an entire year, and operating results for a historical period are not necessarily indicative of operating results for a future period.

Regulatory Matters

Aeroplan's business is subject to several types of regulation, including legislation relating to privacy, consumer protection, competition, advertising and sales, and lotteries, gaming and publicity contests. As well, an increasing number of laws and regulations pertain to the Internet.

These laws and regulations relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. In addition, Air Canada, one of Aeroplan's leading Commercial Partners, and several other Aeroplan Commercial Partners operate in the highly regulated airline industry. Changes in regulations affecting Aeroplan, Air Canada, one of Aeroplan's top three Accumulation Partners or the airline industry generally, or the implementation of additional limitations or adverse regulatory decisions affecting such entities may have a material adverse effect on Aeroplan's business, results from operations and financial condition.

RISKS RELATED TO THE STRUCTURE OF AEROPLAN

Control of Aeroplan

As at September 30, 2007, ACE, directly and indirectly, owned 62,292,088 units representing, indirectly, 31.1% of the interests in Aeroplan. On October 22, 2007, ACE completed a secondary offering of 22,000,000 units of Aeroplan, thus reducing its ownership, direct and indirect, to 40,292,088 units or 20.1% of the interests in Aeroplan.

Under the Securityholders' Agreement between Aeroplan and ACE, as amended on March 14, 2007, ACE has the ability to nominate a majority of the members of the Board of Directors of Aeroplan GP until its interest in the Fund falls below 20%. ACE effectively, through its representation on the Board of Directors, has sufficient voting power to exercise control over corporate transactions submitted to the Board of Directors. Aeroplan currently holds 100% of the issued and outstanding partnership units of Aeroplan and has a minority representation on the Board of Directors. The interests of ACE may conflict with those of unitholders.

Restrictions on Certain Unitholders and Liquidity of Units

Aeroplan's Declaration of Trust imposes various restrictions on unitholders of Aeroplan. Non-resident unitholders are prohibited from beneficially owning more than 49.9% of Aeroplan's units. These restrictions may limit (or inhibit the exercise of) the rights of certain unitholders, including non-residents of Canada and United States persons. to acquire units, to exercise their rights as unitholders and to initiate and complete take-over bids in respect of the units. As a result, these restrictions may limit the demand for units from certain investors and thereby adversely affect the liquidity and market value of the units held by the public. Management regularly monitors the level of Non-Resident ownership of Aeroplan through declarations obtained from market intermediaries. Given the limitations in the securities registration system and the lack of any process for real-time residency information to flow to the trustee and transfer agent, Aeroplan is of the view that the periodic declarations received from various market intermediaries are currently the most appropriate method of determining the residency status of its unitholders. If the level of Non-Resident ownership of Aeroplan approaches the 49.9% threshold, Aeroplan will consider implementing measures necessary to maintain its status as a mutual fund trust including the following: requiring residence declarations from unitholders, refusing to accept a subscription for units from or issue or register a transfer of units to a non-resident, imposing other limits on unit ownership by non-residents, and requiring non-resident

unitholders to dispose of all or a portion of their unit holdings. Following the closing of the offering referred to above, the 22,000,000 offered units previously held by ACE, a resident of Canada, will be held by public unitholders. Should a significant number of such 22,000,000 offered units be held by non-residents of Canada, the risks described herein may be increased.

Future Sales or Distributions of Units by ACE Aviation Holdings Inc.

On September 30, 2007, ACE held 31.1%, and as of October 22, 2007, following the completion of the secondary offering of 22,000,000 units of Aeroplan, holds 20.1% of the outstanding units which can be sold or distributed by ACE subject to certain legal requirements. ACE has also been granted certain registration rights by Aeroplan under the Investor Liquidity Agreement. If ACE sells or distributes substantial amounts of units in the public market, the market price of the units could fall. The perception among the public that these sales or distributions will occur could also produce such effect.

Dependence on the Partnership

Aeroplan is an unincorporated open-ended trust which is entirely dependent on the operations and assets of the Partnership through the indirect ownership of 100% of the issued and outstanding units of the Partnership. Cash distributions to unitholders will be dependent on, among other things, the ability of the Trust to make cash distributions in respect of the Trust units, which, in turn, is dependent on the Partnership making cash distributions. The ability of the Partnership or the Trust to make cash distributions or other payments or advances will be subject to applicable laws and regulations and contractual restrictions contained in the instruments governing any indebtedness of those entities.

Cash Distributions Are Not Guaranteed and Will Fluctuate with the Business Performance

Although Aeroplan intends to distribute cash distributions received in respect of the Trust units, less expenses and amounts, if any, paid by Aeroplan in connection with the redemption of units, there can be no assurance regarding the amounts of income to be generated by the Partnership's business or ultimately distributed to Aeroplan. The actual amount distributed in respect of the units is not guaranteed and will depend upon numerous factors, including the Partnership's operating cash flows, profitability and its ability to sustain Adjusted EBITDA margins and the fluctuations in the Partnership's working capital and capital expenditures, all of which are susceptible to a number of risks.

If Aeroplan elects to convert from its current income trust structure to a corporate structure, there can be no assurance that Aeroplan will maintain its current distribution policy and that dividends will be paid to its shareholders in amounts equivalent to the current monthly distributions paid to Unitholders.

Income tax matters

On October 31, 2006, the Minister of Finance (Canada) announced a "Tax Fairness Plan" which, in part, proposed changes to the manner in which certain flow-through entities and the distributions from such entities are taxed. Bill C-52, Budget Implementation Act, 2007, which received Royal Assent on June 22, 2007, contained the SIFT Rules, which are designed to implement these proposals. Under the SIFT Rules, Aeroplan, as a publicly traded income trust, is considered a SIFT and will be subject to trust level taxation as of January 1, 2011 at a rate comparable to the combined federal and provincial corporate tax rate on certain types of

income. In addition, the taxable distributions received by unitholders will be treated as taxable dividends from a taxable Canadian corporation.

The SIFT Rules could become effective on a date earlier than January 1, 2011 if Aeroplan is deemed to have undergone "undue expansion" during the period from November 1, 2006 to December 31, 2010, as described in the Normal Growth Guidelines issued by the Department of Finance on December 15, 2006.

The Normal Growth Guidelines indicate that Aeroplan will not lose the benefit of the deferred application of the new tax regime to 2011 if the equity capital of Aeroplan does not grow as a result of issuances of new equity (which includes units, debt that is convertible into units, and potentially other substitutes for such equity) before 2011 by an amount that exceeds the greater of $50 million and an objective "safe harbour" amount based on a percentage of Aeroplan's market capitalization as of the end of trading on October 31, 2006 (measured in terms of the value of Aeroplan's issued and outstanding publicly traded units, not including debt, options or interests that were convertible into Units, the "October 31, 2006 Market Capitalization"). The Normal Growth Guidelines provide for a "safe harbour" amount as follows:

Time Period	Safe Harbour Amount
November 1, 2006 to December 31, 2007	40% of October 31, 2006 Market Capitalization
2008	20% of October 31, 2006 Market Capitalization
2009	20% of October 31, 2006 Market Capitalization
2010	20% of October 31, 2006 Market Capitalization

These "safe harbour" amounts are cumulative during the transition period. Aeroplan's October 31, 2006 Market Capitalization was approximately $792 million.

Because the SIFT Rules have only recently been enacted, the Canada Revenue Agency's (the "CRA's") administrative policies regarding the interpretation of the SIFT Rules and their application to the trusts and partnerships in which a publicly traded income fund holds a direct or indirect interest are still under review. Although this was likely not the intent of the SIFT Rules proposed by the Department of Finance (Canada), there can be no assurance that the SIFT Rules may not be interpreted and applied in a manner that would cause the Trust and the Partnership to be considered SIFTs. Discussions are ongoing between the CRA and the Department of Finance on these issues.

If the Trust and the Partnership were considered to be SIFTs, it is assumed that they would also be considered to have been SIFTs on October 31, 2006.

On June 26, 2007, the ministère des Finances (Québec) (the "Ministère") published Information Bulletin 2007-5 confirming that Québec's tax legislation will be harmonized with the SIFT Rules but that a separate Québec tax regime relating to SIFT entities will be implemented. More specifically, the Ministère has announced that a SIFT with an establishment in Québec at any time in a taxation year will be subject to a Québec tax at a rate generally equal to the Québec tax rate relating to corporations and that a business allocation formula based on the gross income of a SIFT and the wages and salaries it pays, similar to the one used for the purposes of determining the tax payable by a corporation that has activities in Québec and outside Québec,

will apply to determine the tax payable to Québec by a SIFT that has, in a taxation year, an establishment both in Québec and outside Québec. The Minister of Finance (Canada) has not yet indicated how the SIFT Rules will be amended to take into account the proposed Québec tax regime.

There can be no assurance that Aeroplan, the Trust or the Partnership will be able to retain the benefit of the deferred application of the SIFT Rules until 2011. Loss of the benefit of the deferred application of the SIFT Rules until 2011 could have a material and adverse affect on the value of the units.

The SIFT Rules may have an adverse impact on Aeroplan, the Trust, the Partnership and the unitholders, on the value of the units and on the ability of Aeroplan, the Trust and the Partnership to undertake financings and acquisitions, and, as such time as the SIFT Rules apply the Distributable Cash of Aeroplan may be materially reduced. The effect of the recently enacted SIFT Rules on the market for the units is uncertain.

No assurance can be given that Canadian federal and/or provincial income tax law respecting income trusts and other flow-through entities will not be further changed in a manner which adversely affects Aeroplan and its unitholders.

Nature of Distributions

The after-tax return for any units owned by unitholders which are subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by Aeroplan (portions of which may be fully or partially taxable or may be tax deferred). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to unitholders. The SIFT Rules will apply a tax on certain income earned by a SIFT trust or partnership, and treat the taxable distributions of such income received by investors in such entities as taxable dividends. The SIFT Rules do not change the tax treatment of distributions that are in excess of the taxable income of a SIFT trust. The SIFT Rules generally do not apply to income trusts, the units of which were publicly traded as of October 31, 2006, such as Aeroplan, until January 1, 2011, subject to compliance with the Normal Growth Guidelines released by the Department of Finance on December 15, 2006, as may be amended from time to time.

Conversion to Corporate Structure

In the context of the strategic objectives of Aeroplan and the Partnership, it may become in Aeroplan's best interest to convert to a corporate structure prior to January 1, 2011. Should Aeroplan decide to convert from its current structure to a corporate structure, there may be an adverse impact on the market price of the units resulting from the change in status.

ADDITIONAL INFORMATION

Additional information relating to Aeroplan and to the Partnership, including Aeroplan's Annual Information Form, is available on SEDAR at www.sedar.com or on Aeroplan's website at www.aeroplan.com under *About Aeroplan - Investor Relations*.

Form 52-109F2 - Certification of Interim Filings

I, David L. Adams, Executive Vice President and Chief Financial Officer of AEROPLAN HOLDING GP INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AEROPLAN INCOME FUND (the "**issuer**") for the interim period ended September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 7th, 2007

(signed) David L. Adams

David L. Adams
Executive Vice President and Chief Financial Officer

Form 52-109F2 - Certification of Interim Filings

I, Rupert Duchesne, President and Chief Executive Officer of AEROPLAN HOLDING GP INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AEROPLAN INCOME FUND (the "**issuer**") for the interim period ended September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 7th, 2007

(signed) Rupert Duchesne

Rupert Duchesne
President and Chief Executive Officer


aeroplan

limited partnership

Supplementary Financial Information

UNAUDITED

Q3

2007

For the three months and nine months ended September 30, 2007 and 2006



limited partnership

Consolidated Statements of Operations

(in thousands of dollars, except unit and per unit amounts)

	Three months ended September 30		Nine months ended September 30	
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating Revenue				
Aeroplan Miles revenue				
Aeroplan Miles redeemed	$ 169,794	$ 133,046	$ 537,569	$ 423,128
Breakage	35,280	31,632	103,152	92,586
	205,074	164,678	640,721	515,714
Tier management, contact centre management and marketing fees from Air Canada	1,539	1,647	6,719	6,599
Other revenue	12,626	12,066	37,397	38,670
	219,239	178,391	684,837	560,983
Cost of rewards	127,205	107,741	410,880	345,094
Gross margin	92,034	70,650	273,957	215,889
Operating Expenses				
Selling, general and administrative	40,713	34,464	121,824	101,955
Depreciation and amortization	3,230	3,155	8,745	10,781
	43,943	37,619	130,569	112,736
Operating Income	48,091	33,031	143,388	103,153
Interest on long-term debt	(4,760)	(3,880)	(13,668)	(11,033)
Interest income	7,533	5,640	20,709	14,349
Amortization of deferred financing charges	-	(471)	-	(1,409)
Net earnings for the period	**$ 50,864**	**$ 34,320**	**$ 150,429**	**$ 105,060**
Weighted average number of Units	**199,500,582**	**200,000,001**	**199,513,426**	**200,000,001**
Earnings per unit				
Basic	**$ 0.26**	**$ 0.17**	**$ 0.75**	**$ 0.53**





limited partnership

Consolidated Statements of Financial Position

(in thousands of dollars, except unit and per unit amounts)

As at	September 30 2007 (unaudited)	December 31 2006
Assets		
Current assets		
Cash and cash equivalents	$ 321,726	$ 166,939
Short-term investments	395,659	452,797
Accounts receivable	75,471	69,997
Prepaid expenses	662	2,413
	793,518	692,146
Deferred charges	-	4,321
Property and equipment	1,222	1,638
Software	43,344	39,653
Goodwill	86,625	86,625
	$ 924,709	**$ 824,383**
Liabilities and Partners' Deficiency		
Current liabilities		
Accounts payable and accrued liabilities	$ 60,151	$ 38,960
Deferred revenue	903,471	798,558
Distributions payable	14,000	19,000
	977,622	856,518
Long-term debt	295,930	300,000
Deferred revenue	626,072	667,921
	922,002	1,824,439
Partners' deficiency	(974,915)	(1,000,056)
	$ 924,709	**$ 824,383**



limited partnership

Consolidated Statements of Partners' Deficiency

(In thousands of dollars, except unit and per unit amounts)

Nine months ended September 30, 2007 and year ended December 31, 2006

(unaudited)

	Partners' capital	Retained Earnings (Deficit)		Contributed Surplus	Total
		Accumulated Earnings	Distributions [(a)]		
Balance, December 31, 2005	**$ 232,000**	**$ (1,230,965)**		**$ 210**	**$ (998,755)**
Breakdown of opening Retained Earnings (Deficit)		259,131	(1,490,096)		
Net earnings for the period		105,060			105,060
Monthly distributions			(107,460)		(107,460)
Accretion related to officers' compensation in the form of ACE options				76	76
Accretion related to initial long-term incentive plan				3,410	3,410
Subtotal	232,000	364,191	(1,597,556)	3,696	(997,669)
Balance, September 30, 2006	**$ 232,000**	**$ (1,233,365)**		**$ 3,696**	**$ (997,669)**
Net earnings for the period		38,469			38,469
Priority distribution to the Fund			(495)		(495)
Monthly distributions			(39,000)		(39,000)
Fund Units contributed by ACE and held by the initial long-term incentive plan	(3,461)			3,461	-
Fund Units held by other stock-based compensation plans	(2,473)				(2,473)
Accretion related to officers' compensation in the form of ACE options				36	36
Accretion related to initial long-term incentive plan				432	432
Accretion related to other stock-based compensation plans				644	644
Subtotal	226,066	402,660	(1,637,051)	8,269	(1,000,056)
Balance, December 31, 2006	**$ 226,066**	**$ (1,234,391)**		**$ 8,269**	**$ (1,000,056)**
Net earnings for the period		150,429			150,429
Monthly distributions			(126,000)		(126,000)
Fund Units held by other stock-based compensation plans	(1,529)				(1,529)
Accretion related to officers' compensation in the form of ACE options				149	149
Accretion related to initial long-term incentive plan				1,297	1,297
Accretion related to other stock-based compensation plans				795	795
Subtotal	224,537	553,089	(1,763,051)	10,510	(974,915)
Balance, September 30, 2007	**$ 224,537**	**$ (1,209,962)**		**$ 10,510**	**$ (974,915)**

(a) *Distributions includes a $506,903 deficit created on inception of the Partnership*





limited partnership



Consolidated Statements of Cash Flows

(in thousands of dollars, except unit and per unit amounts)

	Three months ended September 30		Nine months ended September 30	
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from (used in)				
Operating activities				
Net earnings for the period	$ 50,864	$ 34,320	$ 150,429	$ 105,060
Items not affecting cash				
Depreciation & amortization	3,700	3,626	10,154	12,190
Stock-based compensation	710	1,393	2,240	2,750
Changes in non-cash working capital items and deferred revenue				
Related party accounts payable and/or receivable	10,159	10,636	24,323	(16,019)
Third party accounts receivable	(3,326)	4,212	(5,474)	8,312
Third party accounts payable and accrued liabilities	748	3,318	(5,015)	(2,177)
Deferred revenue	31,803	46,567	63,064	109,409
Other	(244)	1,352	593	1,079
Funding of stock-based compensation plans	-	-	(1,529)	
	43,550	71,104	88,356	115,544
	94,414	105,424	238,785	220,604
Investing activities				
Change in short-term investments	340	(59,595)	57,138	(182,188)
Additions to property, equipment and software	(4,784)	(4,455)	(10,136)	(16,319)
	(4,444)	(64,050)	47,002	(198,507)
Financing activities				
Monthly distributions	(42,000)	(36,324)	(131,000)	(106,284)
	(42,000)	(36,324)	(131,000)	(106,284)
Net change in cash and cash equivalents	47,970	5,050	154,787	(84,187)
Cash and cash equivalents, beginning of period	273,756	276,637	166,939	365,874
Cash and cash equivalents, end of period	**$ 321,726**	**$ 281,687**	**$ 321,726**	**$ 281,687**
Interest paid	**$ 4,390**	**$ 2,641**	**$ 12,321**	**$ 7,485**

(in thousands of dollars, except unit and per unit amounts)

	September 2007			December 2006		
	Gross Billings (unaudited)	Aeroplan Miles revenue (unaudited)	Deferred Revenue[b] (unaudited)	Gross Billings (unaudited)	Aeroplan Miles revenue (unaudited)	Deferred Revenue[b] (unaudited)
Beginning of period	$ -	$ -	$ 1,466,479	$ -	$ -	$ 1,323,897
Three months ended March 31	227,977	(228,561)	(584)	201,502	(183,072)	18,430
Three months ended June 30	238,931	(207,086)	31,845	212,376	(167,964)	44,412
Three months ended September 30	236,877	(205,074)	31,803	211,245	(164,678)	46,567
Three months ended December 31				226,728	(193,555)	33,173
End of period	**$ 703,785**	**$ (640,721)**	**$ 1,529,543**	**$ 851,851**	**$ (709,269)**	**$ 1,466,479**
Represented by						
Current[a]			$ 903,471			$ 798,558
Long-term			626,072			667,921
			$ 1,529,543			**$ 1,466,479**

[a] *The current portion is management's best estimate of the amount to be realized in the following year, based on historical trends.*

[b] *See note 8.*

This schedule is presented to provide additional information on the changes in deferred revenue.

aeroplan

income fund

Interim Consolidated Financial Statements

For the three and nine months ended September 30th 2007 and 2006

UNAUDITED

Management's Report

The accompanying unaudited interim consolidated financial statements of Aeroplan Income Fund are the responsibility of management and have been approved by the Board of Trustees. The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited interim consolidated financial statements include some amounts and assumptions based on management's best estimates which have been derived with careful judgement.

In fulfilling its responsibilities, management of the Fund has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the financial statements. The Board of Trustees reviews and approves the Fund's unaudited interim consolidated financial statements.

November 7th, 2007

(signed) "Rupert Duchesne"	*(signed) "David L. Adams"*
RUPERT DUCHESNE	**DAVID L. ADAMS**
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer



(in thousands of dollars, except unit and per unit amounts)

		Three months ended September 30		Nine months ended September 30	
		2007	2006	2007	2006
		(unaudited) Note 5	(unaudited)	(unaudited) Note 5	(unaudited)
Operating Revenue					
Aeroplan Miles revenue					
Aeroplan Miles redeemed		$ 169,794	$ -	$ 381,509	$ -
Breakage		35,280	-	76,363	-
		205,074	-	457,872	-
Tier management, contact centre management and marketing fees from Air Canada	Note 3	1,539	-	3,758	-
Other revenue		12,626	-	26,955	-
		219,239	-	488,585	-
Cost of rewards	Note 3	127,205	-	286,773	-
Gross margin		92,034	-	201,812	-
Operating Expenses					
Selling, general and administrative	Note 3	40,713	(50)	90,301	(345)
Depreciation and amortization		3,230	-	6,582	-
Amortization of accumulation partners' contracts and technology		18,112	-	39,986	-
		62,055	(50)	136,869	(345)
Operating Income		29,979	(50)	64,943	(345)
Distributions earned, prior to March 3, 2006, under cost accounting		-	-	-	3,352
Proportionate share of the Partnership's net earnings from January 1, 2007 to March 13, 2007 and March 3 to March 31, 2006		-	3,515	19,226	11,175
Interest on long-term debt		(4,290)	-	(9,187)	-
Interest income		7,570	10	15,635	21
Earnings before income taxes		33,259	3,475	90,617	14,203
Future income taxes	Note 9	(1,000)	-	(168,000)	-
Net earnings (loss) for the period		**$ 32,259**	**$ 3,475**	**$ (77,383)**	**$ 14,203**
Weighted average number of units		**199,500,476**	**49,454,165**	**186,841,953**	**44,702,670**
Earnings (loss) per unit					
Basic		**$ 0.16**	**$ 0.07**	**$ (0.41)**	**$ 0.32**

The accompanying notes are an integral part of these interim financial statements.



(in thousands of dollars, except unit and per unit amounts)

As at		September 30 2007 (unaudited)	December 31 2006
Assets			
Current assets			
Cash and cash equivalents	Note 7	$ 321,857	$ 32
Distribution receivable		-	6,962
Short-term investments	Note 7	395,659	-
Accounts receivable		75,471	-
Prepaid expenses		662	-
		793,649	6,994
Investment in the Partnership, at equity in 2006	Note 5	-	1,375,588
Accumulation Partners' contracts	Note 6	1,450,743	-
Property and equipment	Note 6	1,222	-
Software and technology	Note 6	76,977	-
Trade name	Note 5	275,000	-
Goodwill	Note 5	2,517,237	-
		$ 5,114,828	**$ 1,382,582**
Liabilities and Partners' Deficiency			
Current liabilities			
Accounts payable and accrued liabilities	Note 3	$ 60,151	$ -
Deferred revenue	Note 10	903,471	-
Distributions payable	Note 12	14,000	6,962
		977,622	6,962
Long-term debt	Note 8	298,842	-
Future income taxes	Note 9	168,000	-
Deferred revenue	Note 10	626,072	-
		1,092,914	-
Unitholders' equity	Note 13	3,044,292	1,375,620
		$ 5,114,828	**$ 1,382,582**
Guarantees, contingencies and commitments	Notes 3, 11 & 15		

Approved by the Trustees

(signed) Roman Doroniuk
Roman Doroniuk
Trustee

(signed) Pierre Marc Johnson
Pierre Marc Johnson
Trustee

The accompanying notes are an integral part of these interim financial statements.



(in thousands of dollars, except unit and per unit amounts)

Nine months ended September 30, 2007 and year ended December 31, 2006

(unaudited)

			Retained Earnings (Deficit)			
		Unitholders' capital	Accumulated Earnings	Distributions	Contributed Surplus	Total
Balance, December 31, 2005		$ 285,250	$ 4		$ -	$ 285,254
Breakdown of opening Retained Earnings (Deficit)			10,173	(10,169)		
Net earnings for the period			14,203			14,203
Issuance of 20,204,165 units at $12.40 each, on exchange of Partnership units	Note 13	250,532				250,532
Issuance of 500,000 units at $12.90 each, on exchange of Partnership units	Note 13	6,450				6,450
Monthly distributions	Note 12			(24,157)		(24,157)
Subtotal		542,232	24,376	(34,326)	-	532,282
Balance, September 30, 2006		$ 542,232	$ (9,950)		$ -	$ 532,282
Net earnings for the period			6,482			6,482
Issuance of 50,000,000 units at $17.00 each, on exchange of Partnership units		850,000				850,000
Monthly distributions				(13,144)		(13,144)
Subtotal		1,392,232	30,858	(47,470)	-	1,375,620
Balance, December 31, 2006		$ 1,392,232	$ (16,612)		$ -	$ 1,375,620
Net earnings (loss) for the period			(77,383)			(77,383)
Issuance of 60,000,000 units at $17.97 each, on exchange of Partnership units	Note 13	1,078,200				1,078,200
Issuance of 40,545,835 units at $19.40 each on exchange of Partnership units	Note 13	786,589				786,589
Monthly distributions	Note 12			(120,324)		(120,324)
Redemption of 146 units tendered by unitholders	Note 13	(2)				(2)
Units held by stock-based compensation plans	Note 14	(7,463)			7,463	-
Accretion related to officers' compensation in the form of ACE options	Note 14				120	120
Accretion related to initial long-term incentive plan	Note 14				951	951
Accretion related to other stock-based compensation plans	Note 14				521	521
Subtotal		3,249,556	(46,525)	(167,794)	9,055	3,044,292
Balance, September 30, 2007		$ 3,249,556	$ (214,319)		$ 9,055	$ 3,044,292

The accompanying notes are an integral part of these interim financial statements.



(in thousands of dollars, except unit and per unit amounts)

	Three months ended September 30		Nine months ended September 30	
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from (used in)				
Operating activities				
Net earnings (loss) for the period	$ 32,259	$ 3,475	$ (77,383)	$ 14,203
Items not affecting cash				
Depreciation & amortization	21,342	-	46,568	-
Stock-based compensation	710	-	1,585	-
Distributions earned	-	-	-	(3,352)
Proportionate share of Partnership's net earnings from March 3, 2006	-	(3,515)	(19,226)	(11,175)
Future income taxes	1,000	-	168,000	-
Changes in non-cash working capital items and deferred revenue				
Related party accounts payable and/or receivable	10,159	50	27,798	345
Third party accounts receivable	(3,326)	-	(8,735)	-
Third party accounts payable and accrued liabilities	748	-	(4,254)	-
Deferred revenue	31,803	-	63,531	-
Other	(244)	-	126	-
	62,192	(3,465)	275,393	(14,182)
	94,451	10	198,010	21
Investing activities				
Increase in cash on consolidation of subsidiary	-	-	220,460	-
Change in short-term investments	340	-	6,757	-
Additions to property, equipment, software and technology	(4,784)	-	(8,238)	-
Distributions received from the Partnership	-	9,065	22,324	22,743
	(4,444)	9,065	241,303	22,743
Financing activities				
Monthly distributions	(42,000)	(9,065)	(117,486)	(22,743)
Redemption of units	(1)	-	(2)	-
	(42,001)	(9,065)	(117,488)	(22,743)
Net change in cash and cash equivalents	48,006	10	321,825	21
Cash and cash equivalents, beginning of period	273,851	15	32	4
Cash and cash equivalents, end of period	**$ 321,857**	**$ 25**	**$ 321,857**	**$ 25**
Interest paid	**$ 4,390**	**$ -**	**$ 8,363**	**$ -**

The accompanying notes are an integral part of these interim financial statements.

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

1. Description of Aeroplan

Aeroplan Income Fund ("Aeroplan") is an unincorporated, open-ended trust established under the laws of the Province of Ontario on May 12, 2005 pursuant to Aeroplan's Declaration of Trust. Aeroplan qualifies as a "mutual fund trust" for the purposes of the Income Tax Act (Canada). The principal and head office of Aeroplan is located at 5100 de Maisonneuve Boulevard West, Montreal, Québec, H4A 3T2. Aeroplan has been established to acquire and hold, directly or indirectly, investments in Aeroplan Limited Partnership (the "Partnership") and its general partner Aeroplan Holding GP Inc. ("General Partner"), a customer loyalty marketing company, and such other investments as the Trustees may determine.

2. Summary of significant accounting policies

Basis of presentation

These unaudited consolidated interim financial statements have been prepared in accordance with the requirements of the Canadian Institute of Chartered Accountants (CICA) handbook section 1751, *Interim Financial Statements*. Accordingly, certain information and note disclosures normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles have been omitted or condensed. These interim financial statements should be read in conjunction with the annual audited consolidated financial statements of Aeroplan for the year ended December 31, 2006.

In the opinion of management, these interim financial statements include all adjustments considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. Except as otherwise indicated hereunder, these interim financial statements have been prepared using the same policies and methods of computation as the annual consolidated financial statements of Aeroplan for the year ended December 31, 2006.

Principles of consolidation

These financial statements include the accounts of Aeroplan, Aeroplan Trust (the "Trust"), its wholly-owned holding trust, and from March 14, 2007, the consolidated accounts of the Partnership, the variable interest entity for which Aeroplan is the primary beneficiary (see note 5).

Aeroplan's interest in the Partnership increased from 49.7% at December 31, 2006 to 79.7% at January 10, 2007, and to 100% at March 14, 2007. For the period up to March 13, 2007, Aeroplan accounted for its investment in the Partnership under the equity method and recorded its proportionate share of the Partnership's net earnings, calculated on the same basis as if they had been consolidated, taking into account the increases in ownership as step acquisitions from the date on which they occurred. As of March 14, 2007, Aeroplan held a 100% interest in the Partnership and from that date, as a result of becoming the primary beneficiary of the Partnership, consolidates the Partnership as a variable interest entity under existing guidelines established by the CICA.

All inter-company and inter-entity balances and transactions are eliminated.

Variable interest entities

Accounting Guideline 15, *Consolidation of Variable Interest Entities* ("AcG-15"), relates to consolidation

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

principles for certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG-15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its consolidated financial statements.

An entity is classified as a variable interest entity ("VIE") under AcG-15 if it has (i) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that will absorb a majority of the expected losses or will receive the majority of the expected residual returns or both, as a result of ownership, contractual or other financial interests in the VIE.

Management has reviewed its ownership, contractual, and financial interests in other entities and determined that other than the consolidation of the consolidated accounts of the Partnership, this guideline does not impact the financial statements of Aeroplan.

Revenue recognition and cost of rewards

Aeroplan derives its revenues primarily from the sale of Aeroplan Miles to Air Canada, its affiliates and other Accumulation Partners, which are referred to as Gross Billings. Aeroplan Miles issued for promotional purposes, at a discount or no value, are also included in Gross Billings at their issue price. These Gross Billings are deferred and recognized as revenue either upon the redemption of Aeroplan Miles by members or in accordance with the accounting policy for breakage. Revenue recognized per Aeroplan Mile redeemed is calculated on a weighted average basis. Breakage represents the estimated Aeroplan Miles that are not expected to be redeemed by members. Breakage is estimated by management based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The estimated breakage factor used is 17%. Aeroplan's policy is to review the breakage estimate with the assistance of two independent firms of experts every two years or earlier if monitoring of pertinent indicators by management suggests that a significant change in breakage may have occurred. In accordance with this policy, management obtained two reports on breakage in 2006. As these studies were based on data up to December 31, 2005, which did not take into account the impact of the ClassicPlus Flight rewards program introduced in October of 2006, management, assisted by an independent firm of experts, is currently conducting a breakage review on the basis of data accumulated until the end of 2006. The results of this update are not expected to be available until the end of 2007. In addition, management will also conduct a breakage review after the end of 2007 when a full year's redemption data of ClassicPlus Flight rewards is available. Changes in the breakage factor are accounted for as follows: in the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to revenue; and for subsequent periods, the revised estimate is used. Breakage is recognized rateably over a period of 30 months, the estimated average life of an Aeroplan Mile.

In limited circumstances, Aeroplan may sell Aeroplan Miles directly to members. Revenue from these sales to members is recognized at the time the member redeems Aeroplan Miles for rewards.

Cost of rewards representing the amount paid by Aeroplan to Air Canada or other Redemption Partners is accrued when the member redeems the Aeroplan Miles.

Fees charged to Air Canada for the management of the frequent flyer tier membership program, for the

management of the contact centre and for marketing services are recognized when the services are rendered.

Other revenue consists primarily of charges to members for services rendered to members including booking, change and cancellation fees, and other miscellaneous amounts. Revenue from these sources is recognized when the service is performed.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Employee future benefits

All of the contact centre agents are employees of Air Canada, contractually assigned to Aeroplan and as such, for the purpose of preparing these financial statements, are considered to be Aeroplan's employees. These agents and certain administrative employees are members of Air Canada-sponsored defined benefit pension plans. The pension costs related to these employees are accounted for under defined contribution provisions as applicable in these circumstances. In addition, these employees also participate in Air Canada-sponsored health, life and disability future benefit plans.

Substantially all Aeroplan employees, excluding the contact centre agents, participate in Aeroplan's defined contribution pension plans established in 2002 and 2005, which provide pension benefits based on the accumulated contributions and fund earnings.

Aeroplan accounts for its employee future benefit costs following the standards on defined contribution plans. The cost of the future employee benefits includes the contributions required to be made by Aeroplan in the period, the interest on any estimated present value of any contributions required to be made by Aeroplan in future years related to current services and the amortization of past service costs and any related interest on future contributions. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

These financial statements do not include the share of any of the underlying assets and liabilities related to the pension plans.

Income taxes

Aeroplan is a mutual fund trust for income tax purposes. As a result, Aeroplan is currently only taxable on amounts not allocated to unitholders. Aeroplan is committed to distribute to its unitholders all or virtually all of its taxable income and taxable capital gains and intends to comply with the provisions of the Income Tax Act that permit the deduction of distributions to unitholders from taxable income and taxable capital gains.

Aeroplan provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and the tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse (see note 9).

Distributions

Distributions payable by Aeroplan to its unitholders, which are determined at the discretion of the Trustees, are recorded when declared.

Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Gains and losses are included in income for the year. Non-monetary assets, liabilities, revenues and expenses arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction.

Financial instruments

Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in non-operating income. Financial assets classified as held-to-maturity, loans and receivables, or other financial liabilities, are measured at amortized cost using the effective interest method of amortization.

For financial instruments measured at amortized cost, transaction costs or fees, premiums or discounts earned or incurred are recorded, at inception, net against the fair value of the financial instrument. Interest expense is recorded using the effective interest method. For any guarantee issued that meets the definition of a guarantee pursuant to Accounting Guideline 14, *Disclosure of Guarantees* ("AcG-14"), the inception fair value of the obligation relating to the guarantee is recognized.

Aeroplan has classified its financial instruments as follows:

- cash and cash equivalents and short-term investments are classified as held to maturity and recorded at amortized cost. Cash and cash equivalents and short-term investments are presented with accrued interest thereon;
- accounts receivable are classified as loans and receivables and, are recorded at amortized cost;
- accounts payable and accrued liabilities, distributions payable, and long-term debt are classified as other financial liabilities and are recorded at amortized cost.

Comprehensive Income consists of Net Income and Other Comprehensive Income ("OCI"). OCI represents changes in Partners' equity during a period arising from transactions and other events with non-owner sources that are recognized in Comprehensive Income, but excluded from Net Income. Aeroplan does not have any items to be accounted as components of OCI and, as a result net income equals comprehensive income.

Cash and cash equivalents

Cash and cash equivalents consist of funds in current operating bank accounts, term deposits and fixed income securities with an original term to maturity of three months or less. The weighted average effective interest rate earned on investments held at September 30, 2007 was 4.8%.

Short-term investments

Short-term investments consist of fixed income securities with an original term to maturity of less than one year and greater than three months. The weighted average interest rate earned on investments held at September 30, 2007 was 4.8%.

Property and equipment

Property and equipment are recorded at cost and amortized over their estimated useful lives, using the straight-line method, as follows:

Furniture and fixtures	3 to 10 years
Computer hardware	3 years
Leasehold improvements	Over the term of the lease

Property and equipment are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. When such a situation arises, the future cash flows associated with the particular asset's use and disposition are compared to its carrying amount to determine if the carrying amount is recoverable. Any impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value.

Accumulation Partners' contracts and software and technology

Accumulation Partners' contracts and software and technology are considered long-lived assets with finite lives. Accumulation Partners' contracts are recorded at cost and are amortized using the straight-line method over their estimated lives, typically 15 - 25 years.

Software and technology are recorded at cost and amortized using the straight-line method over 5 years. Software under development includes costs paid to third parties such as consultants' fees and other direct costs of development. Amortization will commence upon completion of development once the software is available for use.

Accumulation Partners' contracts and software and technology are tested for impairment in the same manner as property and equipment.

Trade name and Goodwill

Trade name, which is considered an intangible asset with an indefinite life, is recorded at cost, and is not amortized but instead is tested for impairment annually, or more frequently should events or changes in circumstances indicate that the trade name may be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount exceeds the fair value, the trade name is written down to its fair value.

Goodwill is recorded at cost and is not amortized. Instead, goodwill is tested for impairment annually and when an event or circumstances have occurred that more likely than not reduce the fair value of the reporting unit below its carrying value. Aeroplan is a single reporting unit. The impairment test is carried

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

out in two steps. First, the carrying amount of Aeroplan, including goodwill, is compared to its quoted market value. If the quoted market value exceeds the carrying amount, goodwill is not considered to be impaired, and therefore the second step of the impairment test is unnecessary.

The second step is performed when the carrying amount of the reporting unit exceeds its quoted market value. In such a case, the implied fair value of goodwill, determined in the same manner as the respective value would be determined in a business combination, is compared with its carrying amount in order to measure the amount of the impairment loss, if any.

Stock-based compensation

Management employee unit purchase plan. On January 1, 2006, Aeroplan established a unit ownership purchase plan allowing eligible employees to invest up to 5% of their salary for the purchase of Aeroplan Units on the secondary market. Aeroplan's yearly cash contribution, which is based on performance, measured as a function of distributions paid compared to target distributions as established by the board of directors and will range between 33.33% and 100% of the employee contributions depending on whether such target distributions are met or exceeded by at least 15%, is charged to earnings as compensation expense over the performance period, based on the estimated annual performance.

Participation in ACE Aviation Holdings Inc.'s ("ACE")'s stock-based compensation plan. An officer of Aeroplan participates in ACE's stock-based compensation plan. Compensation costs related to the 75,000 ACE options granted, which were exercisable at $20 each and had a total fair value of $570,000 at the grant date, are charged to compensation expense over the vesting period (4 years), with the corresponding equity contribution being accreted to contributed surplus.

Initial Long-Term Incentive Plan. Aeroplan has made certain commitments in connection with the granting of Aeroplan Units to key employees, as a one-time special award to recognize their efforts in the creation of Aeroplan and completion of the initial public offering and to provide them with incentive compensation under an Initial Long-Term Incentive Plan. On March 30, 2006, ACE transferred 500,000 Aeroplan Units to a trust for the purpose of funding the Initial Long-Term Incentive Plan. Under the terms of the plan, 50% of the Aeroplan Units granted are subject to vesting conditions based on Aeroplan's performance and the remaining 50% based on time. Performance based Units vest at the end of each performance period if distributable cash targets established by the board of directors for each of the periods ended December 31, 2005, 2006 and 2007 are met, or on a cumulative basis at the end of the following performance period if such targets are met in that following performance period. Time based Units vest at the end of the three year period ending on June 29, 2008. Compensation costs related to the Aeroplan Units contributed by ACE are charged to compensation expense over the vesting period, as vesting conditions are met and based on the estimated annual performance, with the corresponding equity contribution being accreted to contributed surplus. Distributions declared by Aeroplan on the Units granted ultimately accrue to the employees. Forfeited Units, to the extent they were contributed by ACE, and accumulated distributions thereon accrue to ACE. The trust is a VIE with respect to the Partnership, and as such, it is consolidated with Aeroplan's financial statements. Unvested Units contributed by ACE are credited to contributed surplus at their aggregate value on March 30, 2006, the contribution date, with an equivalent reduction of unitholders' capital. Compensation expense under this plan is charged to earnings over the vesting period, with a corresponding increase to equity.

On-Going Long-Term Incentive Plan. Under the terms of the Aeroplan On-Going Long-Term Incentive Plan, eligible employees are entitled to yearly Aeroplan Unit grants determined on the basis of a percentage of their annual base salary. The Units, which are held in a trust for the benefit of the eligible employees, vest at the end of a three year period (the "Performance Cycle"), commencing January 1 of the year in respect of which they are granted, subject to achieving distributable cash targets, established

by the board of directors for the Performance Cycle. Aeroplan will purchase the Units on the secondary market. Distributions declared by Aeroplan on any Units granted under this plan, may be invested in additional Units, which will vest concurrently and proportionately with the Units granted. Forfeited Units and accumulated distributions thereon accrue to Aeroplan. The trust is a VIE entity with respect to the Partnership, and as such, it is consolidated with Aeroplan's financial statements. The fair value of Aeroplan's Units, which approximates their cost under this plan, is charged to earnings as compensation expense over the vesting period, with a corresponding increase to equity. Aeroplan's cost of the units held is presented as a reduction of unitholders' capital. Estimated compensation costs relative to this plan are accrued on the basis of actual performance relative to targets.

Omnibus Plan. The Omnibus Compensation and Incentive Plan has been established in order to attract and/or retain employees. Vesting conditions vary at the time of grant but are typically time and performance based, with Units, which are held in a trust for the benefit of the eligible employees, vesting three years after the grant. Aeroplan will purchase the Units on the secondary market. Distributions declared by Aeroplan on any Units granted under this plan, may be invested in additional Units, which will vest concurrently with the Units granted. Forfeited Units and accumulated distributions thereon accrue to Aeroplan. The trust is a VIE with respect to the Partnership, and as such, it is consolidated with Aeroplan's financial statements. The fair value of Aeroplan's Units, which approximates their cost under this plan, is charged to earnings as compensation expense over the vesting period, with a corresponding increase to equity. Aeroplan's cost of the units held is presented as a reduction of unitholders' capital.

Earnings per unit

Earnings per unit is calculated on a weighted average number of units outstanding basis. Units held under the various stock-based compensation plans reduce the weighted average number of Aeroplan's outstanding units from the date they are contributed into the plan.

Future Accounting Changes

Capital Disclosures and Financial Instruments – Presentation and Disclosure

The CICA issued three new accounting standards: section 1535, *Capital Disclosures*, section 3862, *Financial Instruments – Disclosures*, and section 3863, *Financial Instruments – Presentation.* These new standards will be effective for fiscal years beginning on or after October 1, 2007, and Aeroplan will adopt them on January 1, 2008. Management is in the process of evaluating the effect of the adoption of the new standards on Aeroplan's financial statements.

Section 1535 establishes disclosure requirements about an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, *Financial Instruments – Disclosure and Presentation*, revising and enhancing disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

3. Related party transactions

The transactions between Air Canada, other ACE affiliates and Aeroplan described below are recorded at the exchange amount.

Contractual and commercial practices with Air Canada and other entities under the control of ACE

Air Canada and its subsidiaries, as a group, is one of Aeroplan's largest commercial partners. Air-travel related rewards as well as certain management and business services are provided by Air Canada to Aeroplan. Aeroplan also provides Air Canada with certain services related to tier management, member redemption and marketing activities.

The related party transactions resulting from the application of the commercial and contractual practices were as follows:

	September 30, 2007
	$
Balance Sheet	
Accounts payable and accrued liabilities	30,064

The following table summarizes the related party transactions resulting from the application of the commercial and contractual practices included in the statement of operations:

	Three months ended September 30, 2007	March 14, 2007 to September 30, 2007
	$	$
Statement of Operations		
Revenue from tier management, contact centre management and marketing fees	1,539	3,758
Cost of rewards	114,265	256,920
Operating expenses	17,475	38,807

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

The following table represents Gross Billings charged to Air Canada and its affiliates for Aeroplan Miles issued to members compared to total Gross Billings charged to all Accumulation Partners (including Air Canada and its affiliates):

	Gross Billings to Air Canada and its Affiliates	Gross Billings
	$	$
Three months ended September 30, 2007	57,793	236,877
March 14, 2007 to September 30, 2007	132,599	521,403

Cash Management

Air Canada collects credit card payments on Aeroplan's behalf. Amounts from these transactions, $13.8 million and $32.0 million for the three months ended September 30, 2007 and for the period from March 14, 2007 to September 30, 2007 respectively, are settled through the inter-company accounts.

In addition, Air Canada acts as a clearing house for substantially all Gross Billings and reward purchasing transactions between Aeroplan and airlines other than Air Canada. Air Canada collects and pays the accounts receivable and accounts payable on Aeroplan's behalf. Net purchase amounts resulting from these transactions, $3.8 million and $8.3 million for the three months ended September 30, 2007 and for the period from March 14, 2007 to September 30, 2007 respectively, are settled through the inter-company accounts.

Commercial and other agreements

Aeroplan has entered into various agreements with Air Canada governing the commercial relationship between Aeroplan and Air Canada. Inter-company transactions resulting from these agreements are measured at the exchange amount, being the amount agreed to between the parties. The aggregate effect of these transactions is disclosed in the tables above.

The following is a summary of the relevant financial terms related to these agreements.

Commercial Participation and Services Agreement (*"CPSA"*)

This agreement, which was amended on October 13, 2006 and expires on June 29, 2020, covers the terms and conditions of the purchase of air travel rewards by Aeroplan from Air Canada and its affiliates, the purchase of Aeroplan Miles by Air Canada and its affiliates for issuance to members and the management of the tier membership program for certain Air Canada customers. Pursuant to the CPSA, Aeroplan is required to purchase annually a minimum number of reward travel seats on Air Canada and its affiliates, which number is based on a function of the number of seats utilized in the three preceding calendar years. Based on the three years ended December 31, 2006, the Partnership is required to purchase reward travel seats with an exchange amount of approximately $296.1 million each year. While Air Canada can change the number of per flight Aeroplan Miles awarded to members without Aeroplan's consent, Air Canada is required to purchase, on an annual basis, a pre-established number of Aeroplan Miles at a specified rate. Aeroplan is required to perform certain marketing and promotion services for Air Canada including contact centre services for the management of the frequent flyer tier membership program for a fee based on actual costs, on a fully allocated basis, plus an administrative fee. Aeroplan's ability to respond to members' requests for future rewards will depend on Air Canada's ability to provide the requested number of seats.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

Revenue earned and expenses incurred under this agreement are included in "Tier management, contact centre management and marketing fees" and "Cost of rewards", respectively in the tables above.

Aeroplan has also agreed to indemnify Air Canada, its affiliates and representatives from any claims arising out of any changes made at any time by Aeroplan to the Aeroplan Program to the extent such changes are implemented to address fluctuations in breakage related to the liability attached to miles issued prior to January 1, 2002.

Master Services Agreement *("MSA")*

Under this agreement, which expires concurrently with the CPSA on June 29, 2020, Air Canada has agreed to provide certain administrative services to Aeroplan in return for a fee. The fees paid under this agreement, which are included in operating expenses in the table above, amounted to $3.6 million and $8.7 million for the three months ended September 30, 2007 and for the period from March 14, 2007 to September 30, 2007 respectively.

The agreement may be terminated by Aeroplan with six months prior written notice and by Air Canada with eighteen months prior written notice. The agreement terminates automatically if the CPSA is terminated.

General Services Agreement *("GSA")*

This agreement, which may be terminated by either party with six months prior written notice, provides Aeroplan with the services of certain unionized employees of Air Canada. Aeroplan is required to reimburse Air Canada for all salary and benefit costs incurred in connection with the assigned employees, including annual special payments detailed below to compensate Air Canada for the share of the unfunded pension deficiencies related to the assigned employees described below.

The fees paid under this agreement, which are included in operating expenses in the table above, amounted to $13.6 million and $29.4 million for the three months ended September 30, 2007 and for the period from March 14, 2007 to September 30, 2007 respectively.

Pursuant to the adoption of the Air Canada Pension Plan Solvency Deficiency Funding Regulations on August 9, 2004, Air Canada was required to make certain special payments related to funding deficiencies of its registered pension plans. These special payments may be made over a ten-year period and are based on certain actuarial calculations to be made on a periodic basis. Under the GSA, Aeroplan has agreed to pay a portion of the special payments related to plans in which Aeroplan employees participate based on an estimate of the portion of the solvency deficiencies of Air Canada's pension plans attributable to Aeroplan employees at January 1, 2005. Operating expenses in respect of this agreement include $0.5 million and $1.1 million related to special payments for the three months ended September 30, 2007 and for the period from March 14, 2007 to September 30, 2007 respectively.

Remaining maximum payments in respect of the special payments should not exceed $11.7 million over the period ending December 31, 2013. The obligation in respect of special payments survives early termination. In the event that all the assigned employees become Aeroplan employees, Aeroplan shall assume all liabilities with respect to the assigned employees as of the transfer date.

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

The following table sets out the remaining maximum payments for the corresponding period:

Year	Amount
	$
2007	463
2008	1,851
2009	1,883
2010	1,883
2011	1,883
Thereafter	3,766
	11,729

These commitments have not been presented in the statement of financial position as they represent contributions for future services of the respective employees.

Aeroplan has indemnified Air Canada and its directors, officers, employees and agents against potential claims and grievances arising from the assignment to Aeroplan of the employees.

Leases

Aeroplan is party to a real estate lease with Air Canada for its Vancouver premises. The lease is for a five-year term at commercial rates, commencing January 1, 2004, with certain renewal and expansion rights (see note 15).

4. Major Accumulation Partners

Air Canada and its affiliates and two other major Accumulation Partners account for a significant percentage of Gross Billings. Since Aeroplan's revenues are recognized based on redemptions by members as opposed to the issuance of Aeroplan Miles to members by the Accumulation Partners, the information on major customers is based on the Gross Billings of Aeroplan Miles issued through each Accumulation Partner to Aeroplan members. Gross Billings for each Accumulation Partner represent the contracted amounts received or receivable from Accumulation Partners during each period. Air Canada and its affiliates and the other Accumulation Partners accounted for significant issuance of Aeroplan Miles as follows:

	Air Canada and affiliates	Accumulation Partner A	Accumulation Partner B
	%	%	%
Three months ended September 30, 2007	24	53	12
March 14, 2007 to September 30, 2007	25	52	12

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

Due to the different nature of the businesses carried on by Aeroplan's Accumulation Partners and the relative size of the major Accumulation Partners, management considers any other concentration of credit risk not to be significant.

5. Investment in Aeroplan Limited Partnership & Aeroplan Holding GP Inc.

On January 1, 2006, Aeroplan owned 28,750,000 limited partnership units or 14.4% of the Partnership at a net cost of $285.3 million. ACE held 171,250,000 units or 85.6% of the Partnership.

On March 3, 2006 and March 31, 2006, ACE exchanged 20,204,165 and 500,000 Partnership units for Aeroplan units pursuant to the investors' liquidity agreement (the "Investors' Liquidity Agreement") dated June 29, 2005. The 20,204,165 Aeroplan units were then distributed to ACE's shareholders and the 500,000 Aeroplan units were contributed to a trust in order to fund grants to employees under Aeroplan's Initial Long-term Incentive Plan. On December 28, 2006, ACE exchanged 50,000,000 Partnership units for Aeroplan units which were distributed to ACE's shareholders of record on January 10, 2007. As a result of these transactions, as at December 31, 2006, ACE held 100,545,835 Partnership units representing 50.3% of the issued and outstanding partnership units, and Aeroplan held 99,454,165 Partnership units representing 49.7% of the issued and outstanding Partnership units.

On January 10, 2007 and March 14, 2007, ACE exchanged 60,000,000 and 40,545,835 respectively, Partnership units for Aeroplan units pursuant to the Investors' Liquidity Agreement. As a result of these transactions, as of March 14, 2007, Aeroplan held 200,000,000 limited partnership units or 100% of the issued and outstanding Partnership units.

From January 1, 2006 up to March 3, 2006 Aeroplan's investment in the Partnership was recorded at cost. From March 3, 2006 up to and including March 13, 2007, Aeroplan accounted for its investment in the Partnership under the equity method and recorded its proportionate share of the Partnership's net earnings, calculated on the same basis as if they had been consolidated, taking into account the increases in ownership as step acquisitions under the purchase method of accounting for investments from the date on which they occurred. Under the equity method, distributions declared and paid by the Partnership reduced the carrying value of the investment.

As a result of the March 14, 2007 exchange transaction, the Partnership is consolidated, as a variable interest entity, in the accounts of Aeroplan and accordingly, as of March 14, 2007, consistent with becoming the primary beneficiary of the Partnership, Aeroplan changed its basis of accounting for its investment in the Partnership from the equity method to consolidation.

For each of the acquisition dates, an independent valuation of the identifiable assets of the Partnership was obtained. The fair value of the identifiable assets and their estimated useful life is detailed as follows:

(in millions)	Aeroplan's proportionate share						Estimated useful life (years)
	June 30, 2005	Mar. 3, 2006	Dec 28, 2006	Jan 10, 2007	Mar 14, 2007	Total	
	14.4%	10.3%	25.0%	30.0%	20.3%	100%	
	$	$	$	$	$	$	
Price per Unit	**10.00**	**12.40**	**17.00**	**17.97**	**19.40**		
Fair value of acquired interest in the Partnership	288.0	256.9	850.0	1,078.2	786.6	3,259.7	
Net book value of acquired interest in the Partnership	(140.7)	(102.2)	(250.0)	(300.0)	(200.5)	(993.3)	
Purchase price discrepancy, allocated as follows:	**428.7**	**359.1**	**1,100.0**	**1,378.2**	**987.0**	**4,253.1**	
Intangible Assets							
Finite life							
Accumulation Partners' contracts	175.7	125.7	400.0	480.0	326.4	1,507.7	15 and 25
Software and Technology	5.6	4.0	10.0	12.0	8.1	39.7	5
	181.3	129.7	410.0	492.0	334.5	1,547.5	
Indefinite life							
Trade name	37.4	26.8	70.0	84.0	56.8	275.0	Indefinite
Goodwill	210.0	202.7	620.0	802.2	595.8	2,430.6	Indefinite
	247.4	229.4	690.0	886.2	652.5	2,705.6	
	428.7	**359.1**	**1,100.0**	**1,378.2**	**987.0**	**4,253.1**	

Aeroplan's proportionate share of the Partnership's net earnings from January 1, 2007 to March 13, 2007 of $19.2 million includes an amortization charge of $11.2 million for finite life intangibles (Accumulation Partners' contracts and software and technology). By comparison, Aeroplan's proportionate share of the Partnership's net earnings from March 3, 2006 to December 31, 2006 of $17.8 million included an amortization charge of $11.9 million for finite life intangibles (Accumulation Partners' contracts and software and technology).

The following table details the carrying value of the investment:

(in millions, except for unit amounts)	March 13, 2007 [1]	December 31, 2006
	$	$
28,750,000 units of the Partnership acquired on June 29, 2005, net of issue costs of $2.25 million	285.3	285.3
20,204,165 units exchanged by ACE on March 3, 2006	250.5	250.5
500,000 units exchanged by ACE and contributed to Aeroplan's Initial Long-term Incentive Plan on March 30, 2006	6.4	6.4
50,000,000 units exchanged by ACE on December 28, 2006	850.0	850.0
60,000,000 units exchanged by ACE on January 10, 2007	1,078.2	-
40,545,835 units exchanged by ACE on March 14, 2007	786.6	-
Proportionate share of the Partnership's net earnings since March 3, 2006	37.0	17.8
Priority distributions received	(0.5)	(0.5)
Distributions declared by the Partnership since March 3, 2006	(56.2)	(33.9)
	3,237.3	**1,375.6**

(1) Immediately prior to consolidation

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

6. Accumulation Partners' contracts, Property and equipment and Software and technology

	September 30, 2007		
	Cost	Accumulated depreciation and amortization	Net
	$	$	$
Accumulation Partners' contracts	**1,486,380**	**35,637**	**1,450,743**
Property and equipment			
Furniture, fixtures and computer hardware	425	118	307
Leasehold improvements	1,135	220	915
	1,560	**338**	**1,222**
Software and technology			
Software and technology	74,568	10,593	63,975
Software under development	13,002	-	13,002
	87,570	**10,593**	**76,977**

7. Aeroplan Miles Redemption Reserve

In conjunction with the issuance of units to Aeroplan and the bank financing entered into on June 29, 2005, the Partnership established the Aeroplan Miles redemption reserve (the "Reserve"). As at September 30, 2007 the Reserve amounted to $400.0 million and is included in cash and cash equivalents and short-term investments.

The amount of the Reserve, as well as the types of securities it may be invested in, are based on policies established by management which may be reviewed periodically. The Reserve may be used to supplement cash flows generated from operations in order to pay for rewards during unusually high redemption activity associated with Aeroplan Miles.

Any deposits of funds in non-Canadian dollar denominated investments are required to be hedged. At September 30, 2007, there were no non-Canadian dollar denominated investments.

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

8. Long-Term Debt

The following is a summary of Aeroplan's authorized and outstanding credit facilities:

	Authorized	Drawn at September 30, 2007
	$	$
Revolving term facility (a)	75,000	-
Term facility (b),(c)	300,000	298,842
Acquisition facility (b)	100,000	-
Total	**475,000**	**298,842**

(a) The revolving term facility matures on June 29, 2009, or earlier at the option of Aeroplan and bears interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%.

Letter of credit
Aeroplan has issued an irrevocable letter of credit in the amount of $430,000, in order to meet its obligations under one of the non-registered defined contribution pension plans. This amount reduces the available credit under the revolving term facility.

(b) The term and the acquisition facilities mature on June 29, 2009, or earlier at the option of Aeroplan and bear interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%. At September 30, 2007, borrowings under the term facility were in the form of Bankers' Acceptances with a 30 day term and an effective interest rate of 5.9%. The term facility was drawn in order to fund a portion of the $400.0 million Reserve, included in cash and cash equivalents and short-term investments.

(c) Borrowings under the term facility, in the form of Bankers' Acceptances, are recorded net of prepaid interest, in the amount of $1,158,000.

Borrowings under the credit facilities are secured by substantially all the present and future assets of Aeroplan.

The continued availability of the credit facilities is subject to Aeroplan's ability to maintain certain leverage, debt service and interest coverage covenants, as well as other affirmative and negative covenants.

9. Future income taxes

Under the provisions of Bill C-52, Budget Implementation Act, 2007, which received Royal Assent on June 22, 2007, Aeroplan, as a publicly traded income trust, is considered a specified investment flow-through ("SIFT") and will become subject to tax commencing January 1, 2011. As a result of the change in the effective future income tax rate which will increase to 31.5% from 0%, Aeroplan has recorded future income taxes on the temporary differences between the accounting and tax basis of its assets and liabilities that are expected to reverse after January 1, 2011. Proposals to tax income trusts and other SIFT entities such as Aeroplan were originally announced on October 31, 2006 as part of the Federal Government's Tax Fairness Plan.

Aeroplan's provision for income taxes is made up as follows:

	Three months ended September 30, 2007	March 14, 2007 to September 30, 2007
Combined Federal and provincial income tax rates	0%	0%

	Three months ended September 30, 2007	March 14, 2007 to September 30, 2007
(in thousands)	$	$
Current tax expense based on combined Federal and provincial income tax rates	-	-
Future income tax expense arising from tax rate changes, relating to temporary differences	1,000	168,000
	1,000	**168,000**

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

Future income taxes consist of the following future income tax liabilities (assets) relating to temporary differences for:

	September 30, 2007
	$
Accumulation Partners' contracts and trade name	345,627
Eligible capital expenditures	(183,373)
	162,254
Software and technology	5,746
	168,000

10. Deferred Revenue

A reconciliation of deferred revenue, including deferred breakage, is as follows:

	September 30, 2007
	$
Opening balance as at March 14, 2007	1,466,012
Aeroplan Miles issued – Gross billings	521,403
Revenue recognized for Aeroplan Miles redeemed and breakage	(457,872)
Ending balance	1,529,543
Represented by:	
Current portion [(a)]	**903,471**
Long-term	**626,072**

(a) The current portion is management's best estimate of the amount to be realized in the next twelve months, based on historical trends.

11. Contingent liabilities

Air Canada Miles issued prior to January 1, 2002

In accordance with the CPSA, as amended, Air Canada is responsible for the cost of the redemption for air rewards of up to a maximum of 112.4 billion Air Canada Miles accumulated by members prior to January 1, 2002. As of September 30, 2007, 103.9 billion of those Air Canada Miles had been redeemed.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

In the unlikely event that Air Canada is unable to meet its obligation, Aeroplan may be required to honor Air Canada's redemption obligation. Based on Aeroplan's current average redemption cost per mile, as calculated on the basis of the current average redemption cost, calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of the various types of rewards that members have selected, based on past experience, such obligation would amount to approximately $77.8 million at September 30, 2007.

Also under the CPSA, Aeroplan is responsible for any redemptions for air rewards of Air Canada Miles issued prior to January 1, 2002, in excess of the 112.4 billion Air Canada Miles. While on the basis of current estimates, Aeroplan does not expect such redemptions to exceed 112.4 billion Air Canada Miles, the maximum potential redemption cost of meeting this obligation if all 16.0 billion estimated broken but unexpired Air Canada Miles were to be redeemed, amounts to $145.6 million at September 30, 2007.

As a result, the total maximum potential redemption cost to Aeroplan for the total outstanding and unbroken Air Canada Miles issued prior to January 1, 2002 is estimated to be $223.4 million at September 30, 2007.

Management estimates that a 1% decrease in breakage related to the Air Canada Miles issued before January 1, 2002, would have an impact on cost of rewards and net earnings of approximately $28.3 million for the period in which the change occurred.

Aeroplan Miles issued after January 1, 2002

In addition, Aeroplan may be required to provide rewards to members for unexpired Aeroplan Miles accounted for as breakage on the Aeroplan Miles issued after December 31, 2001 for which the breakage revenue has been recognized or deferred and for which no liability has been recorded. The maximum potential redemption cost for such Aeroplan Miles is estimated to be $430.8 million at September 30, 2007. The potential redemption costs noted above have been calculated on the basis of the current average redemption cost calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of the various types of rewards that members have selected, based on past experience.

Management estimates that a 1% change in breakage related to the Aeroplan Miles issued after January 1, 2002, would have a total impact on revenue and net earnings of $30.6 million for the period in which the change occurred, with $24.5 million relating to prior years and $6.1 million relating to the current nine month period.

Other

From time to time, Aeroplan becomes involved in various claims and litigation as part of its business. While the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current pending claims and litigation will not have a material impact on Aeroplan's financial position and results of operations.

Aeroplan has agreed to indemnify its Trustees, directors, and officers, to the extent permitted under corporate law, against costs and damages incurred by the Trustees, directors, and officers as a result of lawsuits or any other judicial, administrative or investigative proceeding in which the Trustees, directors, and officers are sued as a result of their services. Aeroplan's Trustees, directors, and officers are covered by Trustees', directors', and officers' liability insurance. No amount has been recorded in these financial statements with respect to the indemnification agreements.

(Tables in thousands of dollars, except unit and per unit amounts) UNAUDITED

12. Distributions

Distributions declared to the unitholders of record on the last business day of the month amounted to $42.0 million and $9.3 million for the three months ended September 30, 2007 and September 30, 2006 respectively, and $120.3 million and $24.2 million for the nine months ended September 30, 2007 and September 30, 2006 respectively, as follows:

Record date	2007		2006	
	Amount	Amount per Aeroplan Unit	Amount	Amount per Aeroplan Unit
	$	$	$	$
January	11,161,792	0.0700	1,676,125	0.0583
February	11,161,792	0.0700	1,676,125	0.0583
March	14,000,000	0.0700	2,883,178	0.0583
April	14,000,000	0.0700	2,883,178	0.0583
May	13,999,994	0.0700	2,883,178	0.0583
June	13,999,994	0.0700	2,883,178	0.0583
July	13,999,992	0.0700	3,090,885	0.0625
August	13,999,992	0.0700	3,090,885	0.0625
September	13,999,990	0.0700	3,090,885	0.0625
	120,323,546	**0.6300**	**24,157,617**	**0.5373**

13. Units

Aeroplan may issue an unlimited number of units ("Aeroplan Units") for the consideration of, and on the terms and conditions determined by, the Trustees. Each Aeroplan Unit is transferable and represents an equal undivided beneficial interest in any distribution from Aeroplan. All Aeroplan Units are of the same class and have equal rights and privileges.

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

The issued and outstanding Aeroplan Units are summarized as follows:

Description	September 30, 2007		December 31, 2006	
	Number of units	**$**	**Number of units**	**$**
Acquired June 2005 for $10 each, net of issue costs of $2,250,000	28,750,000	285,250,000	28,750,000	285,250,000
Issued on March 3, 2006 for $12.40 each	20,204,165	250,531,646	20,204,165	250,531,646
Issued on March 31, 2006 for $12.90 each	500,000	6,450,000	500,000	6,450,000
Issued on December 28, 2006 for $17.00 each	50,000,000	850,000,000	50,000,000	850,000,000
Issued on January 10, 2007 for $17.97 each	60,000,000	1,078,200,000	-	-
Issued on March 14, 2007 for $19.40 each	40,545,835	786,589,199	-	-
Sub-total	200,000,000	3,257,020,845	99,454,165	1,392,231,646
Redemption of Units tendered	(146)	(2,679)	-	-
	199,999,854	3,257,018,166	99,454,165	1,392,231,646
Aeroplan Units held to fund stock-based compensation plans (note 14)	(499,418)	(7,463,320)	-	-
Total – end of period	**199,500,436**	**3,249,554,846**	**99,454,165**	**1,392,231,646**

In connection with the initial public offering and the over-allotment option, Aeroplan acquired 25,000,000 Aeroplan Units on June 29, 2005 and 3,750,000 Aeroplan Units on June 30, 2005 for $10 each. As a result, at June 30, 2005, the total number of Aeroplan Units issued was 28,750,000 for total consideration of $285.3 million, net of $2.25 million representing Aeroplan's proportionate share of the $18.0 million of offering costs paid by the Partnership.

Under the terms of the Investors' Liquidity Agreement dated June 29, 2005, the non-subordinated units held by ACE in the Partnership were exchangeable for Aeroplan Units on a one-to-one basis. The subordinated units of the Partnership held by ACE became exchangeable after December 31, 2006. Aeroplan had reserved 171,250,000 Aeroplan Units for the exercise of the exchange right. The exchange right expired after all the Partnership Units held by ACE were exchanged.

During the year ended December 31, 2006, ACE exercised its exchange right in connection with the transactions described in note 5, and Aeroplan issued 20,204,165 Aeroplan Units at $12.40 each (representing the closing price on March 3), 500,000 Aeroplan Units at $12.90 each (representing the closing price on March 31) and 50,000,000 Aeroplan Units at $17.00 each (representing the closing price on December 28), for a total number of Aeroplan Units issued and outstanding at December 31, 2006 of 99,454,165 for total consideration of $1,392.2 million. At December 31, 2006, 100,545,835 Aeroplan Units remained available for future exchanges.

On January 10, 2007 and March 14, 2007, ACE exercised its exchange right in connection with the transactions described in note 5, and Aeroplan issued 60,000,000 Aeroplan Units at $17.97 each (representing the closing price on January 10), and 40,545,835 Aeroplan Units at $19.40 each

(Tables in thousands of dollars, except unit and per unit amounts) *UNAUDITED*

(representing the closing price on March 14) respectively, for a cumulative total number of 200,000,000 Aeroplan Units issued for a total consideration of $3,257.0 million. Effective with the March 14, 2007 exchange transaction, all of the Partnership units held by ACE have been exchanged.

Aeroplan Units are redeemable at any time on demand by the unitholder. The redemption price per Aeroplan Unit is equal to the lesser of 90% of the market price on the date of surrender of the unit for redemption and 100% of the closing market price on the redemption date. The total amount payable in respect of Aeroplan Units tendered for redemption in the same calendar month shall not exceed $50,000. During the three months and nine months ended September 30, 2007, Aeroplan redeemed 64 Aeroplan units for a total cash consideration of $1,184, and 146 Aeroplan units for a total cash consideration of $2,679, respectively.

14. Stock-based compensation plans

The details of Aeroplan Units held under stock-based compensation plans described in note 2 are as follows:

	September 30, 2007		
	Initial LTIP	On-going LTIP	Omnibus plan
Number of Aeroplan Units granted	567,842	165,588	111,000
Number of Aeroplan Units forfeited	(102,476)	(12,671)	(28,778)
	465,366	152,917	82,222
Number of Aeroplan Units vested	(197,036)	(5,924)	(6,222)
Number of Aeroplan Units outstanding, end of period	**268,330**	**146,993**	**76,000**
Weighted average remaining life (years)	0.62	1.70	2.60
Cost of Aeroplan Units purchased during the period ($) [a]	-	-	-
Weighted average fair value per Aeroplan Unit on date of grant ($)	12.90	17.36	18.16

[a] The cost of Aeroplan Units purchased under these plans is not materially different from their fair value at the date they were granted.

Pursuant to the terms of the On-going and Omnibus plans, Aeroplan Units are purchased on the open market of the Toronto Stock Exchange and are held by a trustee for the benefit of the eligible employees until their vesting. Unvested units of the Initial LTIP, which were contributed by ACE, are also held in escrow.

15. Commitments

The minimum lease payments owed to Air Canada (described in note 3) and other parties related to the facilities leases are as follows:

Year ending December 31	
	$
Remainder of 2007	442
2008	1,768
	2,210

16. Financial instruments

Fair value

The fair value of the financial instrument is the amount of consideration that would be agreed upon in an arm's length transaction between willing parties. Aeroplan uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the consolidated statement of financial position as follows:

Held to maturity

Cash and cash equivalents and short-term investments – The carrying amounts included in the consolidated statement of financial position approximate fair value because of the short-term maturity of the underlying instruments. Cash and cash equivalents and short-term investments are presented with accrued interest thereon.

Loans and receivables

Accounts receivable – The carrying amount included in the consolidated statement of financial position approximates fair value because of the short-term maturity of these instruments.

Financial Liabilities

Accounts payable and accrued liabilities and distributions payable – The carrying amounts included in the consolidated statement of financial position approximate fair value because of the short-term maturity of these instruments.

Long-term debt – The carrying amount included in the consolidated statement of financial position approximates fair value.

Credit risk

In accordance with its investment policy, Aeroplan invests the Reserve and excess cash, included in short-term investments and cash and cash equivalents in commercial paper or corporate bonds with a minimum rating of R-1 (high) or AA (low) and term deposits, subject to certain thresholds to reduce undue exposure to any one issuer.

Interest rate exposure

Aeroplan is exposed to fluctuations in interest rates under the terms of the outstanding credit facility which bears interest at variable rates and has been borrowed in the form of Bankers' Acceptances.

Aeroplan invests the Reserve and excess cash on hand in instruments with similar terms to maturity as the underlying Bankers' Acceptances related to the credit facility, with an objective to mitigate the interest rate exposure.


aeroplan

AEROPLAN REPORTS 2007 THIRD QUARTER RESULTS

Montreal, QC, November 8, 2007 – Aeroplan Income Fund ("Aeroplan") (TSX: AER.UN) today reported its third quarter consolidated results.

Third Quarter 2007 Financial Highlights

- Gross billings $236.9 million, up 12.1% from the third quarter of 2006
- Adjusted EBITDA $64.5 million, compared to $53.4 million for the third quarter of 2006
- Distributable cash $63.0 million, compared to $50.7 million for the third quarter of 2006

"Aeroplan is pleased with our third quarter results and our performance throughout 2007. Our solid growth continues to provide us with the operating leverage and financial flexibility required to execute our business strategies," said Rupert Duchesne, President and CEO, Aeroplan. "On the member front, we continue to respond to demand for more innovative air and non-air products and services. Our results clearly demonstrate that we're finding the right rewards for our members."

Aeroplan's Financial Performance

Gross billings from the sale of Aeroplan Miles for the three months ended September 30, 2007 amounted to $236.9 million compared to $211.2 million for the three months ended September 30, 2006, representing an increase of $25.7 million or 12.1%. This overall increase reflects growth in consumer spending and credit and charge card usage, which translates into increased volume from the related accumulation partners; as well as the positive momentum experienced by the travel industry in general, which has positively affected Aeroplan's air accumulation partners.

Total revenue for the quarter ended September 30, 2007 was $219.2 million, up 22.9% from $178.4 million for the same quarter of 2006.

Cost of rewards amounted to $127.2 million for the third quarter of 2007, compared to $107.7 million for the corresponding quarter of 2006, an increase of 18.1%. This increase is mainly attributable to a higher proportion of Aeroplan Miles (issued by Aeroplan on or after January 1, 2002), redeemed; higher general redemption activity during the quarter as a result of program growth and increased ClassicFlight and Star Alliance Rewards redemptions, which were partially offset by a lower redemption cost per Aeroplan Mile redeemed, primarily related to air travel rewards.

.../2

Operating income (before the effect of the amortization of accumulation partners' contracts and technology) amounted to $48.1 million for the quarter ended September 30, 2007, compared to $33.0 million for the corresponding quarter of 2006, a 45.6% increase mainly attributable to higher reward redemption activity, a higher proportion of Aeroplan Miles redeemed, as well as reduced redemption costs.

At the end of the third quarter, Aeroplan had $717.6 million of cash, cash equivalents and short-term investments, including the Aeroplan redemption reserve of $400 million.

Adjusted EBITDA and distributable cash amounted to $64.5 million and $63.0 million, respectively, compared to $53.4 million and $50.7 million for the third quarter of 2006.

By comparison, standardized distributable cash, a non-GAAP measure recommended by the CICA in July 2007, amounted to $89.7 million for the quarter, and to $101.0 million for the same quarter of 2006.

Recent Corporate Developments

Partnerships and Rewards

Blue Cross

On August 13, 2007, Aeroplan announced that it signed an agreement with Blue Cross offering Aeroplan members easy access to Blue Cross customized travel insurance packages. Blue Cross offers the following products: trip cancellation, interruption, medical, baggage and accidental death insurance coverage; all plans include emergency travel assistance. Trip cancellation coverage also covers the costs of Aeroplan's change or cancellation fees, as well as any other eligible, non-refundable trip expenses, paid before departure. An annual policy package is also available for Aeroplan members taking more than one trip per year. What's more, Aeroplan members can purchase Blue Cross services and coverage on all flights – even on trips booked without using Aeroplan Miles.

Aeroplan Music Store

On September 5, 2007, Aeroplan launched an innovative new reward, the AEROPLAN MUSIC STORE, in partnership with Hip Digital Media, a full-service digital media agency. Aeroplan's custom branded site, www.aeroplanmusicstore.com, where members can create accounts and download music by redeeming 6,000 Aeroplan Miles for a 50-song Music Code. The Aeroplan Music Store allows members to participate in the increasingly popular world of online digital music.

.../3

Bell Canada

On October 15, 2007, Aeroplan and Bell Canada announced that their agreement to offer Aeroplan Miles to Bell Canada customers will not be renewed upon its expiry on January 18, 2008.

ACE Secondary Offering

On October 22, 2007, ACE Aviation Holdings Inc. (ACE) completed a secondary offering of 22.0 million units of Aeroplan at a price of $21.90 per unit, for gross proceeds of $481.8 million. Aeroplan did not receive any of the proceeds from this offering. ACE retains 40,292,088 units, representing 20.1% of the 199,999,854 units issued and outstanding with the public holding the balance. ACE maintains the right to nominate a majority of the Board until its interest in Aeroplan falls below 20%.

Non-GAAP Measures

In order to provide a better understanding of the results, Aeroplan uses the following terms:

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")

EBITDA adjusted for certain factors particular to Aeroplan's business, such as changes in deferred revenue and future redemption costs ("Adjusted EBITDA") is used by management to evaluate performance, and is used in measuring compliance with debt covenants and in making decisions relating to distributions to unitholders. Management believes Adjusted EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods and non-operating factors such as historical cost.

Adjusted EBITDA is a non-GAAP measurement and may not be comparable with similar measures reported by other entities, and is not considered an alternative to operating income or net income in measuring performance. For a reconciliation with GAAP, please refer to the Summary of Operating results and reconciliation of Adjusted EBITDA and Distributable Cash. Adjusted EBITDA should not be used as an exclusive measure of cash flow because it does not account for the impact of working capital growth, capital expenditures, debt repayment and other sources and uses of cash, which are disclosed in the statements of cash flows.

Refer to the attached schedule for a summary of operating results and reconciliation of Adjusted EBITDA and Distributable Cash.

Standardized Distributable Cash

Standardized Distributable cash is a non-GAAP measure recommended by the CICA in order to provide a consistent and comparable measurement of distributable cash across entities.

.../4

Standardized distributable cash is defined as cash flows from operating activities, as reported in accordance with GAAP, less adjustments for:

(a) total capital expenditures as reported in accordance with GAAP; and
(b) restrictions on distributions arising from compliance with financial covenants restrictive at the date of the calculation of standardized distributable cash.

For a reconciliation to cash from operating activities to Standardized distributable cash and Distributable cash, refer to the attached schedule.

Distributable Cash

Distributable cash is a non-GAAP measure generally used by Canadian open-ended trusts as an indicator of financial performance, and it should not be seen as a measurement of liquidity or a substitute for comparable metrics prepared in accordance with GAAP. Distributable cash may differ from similar calculations as reported by other entities and, accordingly, may not be comparable to distributable cash as reported by such entities.

Aeroplan intends to make equal monthly distributions to its unitholders of record on the last business day of each month. The board of directors will periodically review cash distributions in order to take into account Aeroplan's current and prospective performance.

Refer to the attached schedule for a reconciliation of Distributable cash and Standardized distributable cash to cash flows from operations.

The unaudited interim financial statements, the Investor Presentation and the unaudited supplementary information will be accessible on Aeroplan's investor relations website at aeroplan.com.

Quarterly Investor Conference Call / Audio Webcast

Aeroplan will hold an analyst call at 10 a.m. (Eastern Time) on Thursday, November 8, 2007 to discuss its third quarter results. The call may be accessed by dialling 416-340-2217, pass code 3238697#, within the Toronto area, or 1-866-696-5910 (toll free), pass code 3238697#, outside of Toronto. The call will be simultaneously audio webcast at http://events.startcast.com/events/20/B0053.

.../5

The conference call webcast and the Investor Presentation will be archived on Aeroplan's investor relations website at aeroplan.com. A playback of the call can also be accessed until midnight ET, December 8, 2007 by dialling 416-695-5800, pass code 3238697# from within the Toronto area, or 1-800-408-3053, pass code 3238697# outside of Toronto.

About Aeroplan

Aeroplan is an unincorporated, open-ended trust established under the laws of the Province of Ontario.

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 70 world-class partners, representing more than 150 brands in the financial, retail, and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards, and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise, and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles at least once in any consecutive twelve-month period.

For more information about Aeroplan, please visit www.aeroplan.com.

Caution Concerning Forward-Looking Statements

This news release should be read in conjunction with Aeroplan's 2007 third quarter MD&A dated November 7, 2007 filed with Canadian securities regulatory authorities (available at www.sedar.com). Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

.../6

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business and its corporate structure. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, dependency on Aeroplan's top three accumulation partners, Air Canada or travel industry disruptions, reduction in activity, usage and accumulation of Aeroplan Miles, greater than expected redemptions for rewards, industry competition, supply and capacity costs, unfunded future redemption costs, seasonal nature of the business, regulatory matters, restrictions on certain unitholders and liquidity of units, as well as the other factors identified in the "Risks and Uncertainties Affecting the Business" section of the 2006 MD&A (available at www.sedar.com). The forward-looking statements contained in this discussion represent Aeroplan's expectations as of November 7, 2007, and are subject to change after such date. However, Aeroplan disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

\- 30 -

For more information:

Media	Gillian Hewitt	416-352-3706	gillian.hewitt@aeroplan.com
Analysts	Trish Moran	416-352-3728	trish.moran@aeroplan.com

SUMMARY OF OPERATING RESULTS AND RECONCILIATION OF ADJUSTED EBITDA AND DISTRIBUTABLE CASH

unaudited

(in thousands, except miles, unit and per unit information)	Three months ended September 30,		Nine months ended September 30,		% change	
	2007	2006[4]	2007[3]	2006[4]	Q3	YTD
Number of Aeroplan Miles issued (in billions)	***19.5***	***17.2***	***57.5***	***51.1***	***13.4***	***12.5***
Number of Total Miles redeemed (in billions)	***15.6***	***12.9***	***50.6***	***42.2***	***20.8***	***20.0***
Number of Aeroplan Miles redeemed (in billions)	***14.1***	***11.2***	***44.9***	***35.8***	***25.9***	***25.4***
Gross Billings from the sale of Aeroplan Miles	**$236,877**	**$211,245**	**$703,785**	**$625,123**	**12.1**	**12.6**
Aeroplan Miles revenue	205,074	164,678	640,721	515,714	24.5	24.2
Tier management, contact centre management and marketing fees from Air Canada	1,539	1,647	6,719	6,599	(6.6)	1.8
Other revenue	12,626	12,066	37,397	38,670	4.6	(3.3)
Total revenue	219,239	178,391	684,837	560,983	22.9	22.1
Cost of rewards	(127,205)	(107,741)	(410,880)	(345,094)	18.1	19.1
Gross margin	92,034	70,650	273,957	215,889	30.3	26.9
Selling, general and administrative expenses	(40,713)	(34 464)	(121,824)	(101,955)	18.1	19.5
Depreciation and amortization	(3,230)	(3,155)	(8,745)	(10,781)	2.4	(18.9)
Operating income before amortization of accumulation partners' contracts and technology	**$48,091**	**$33,031**	**$143,388**	**$103,153**	**45.6**	**39.0**
Depreciation and amortization	3,230	3,155	8,745	10,781		
Change in deferred revenue						
Gross billings from the sale of Aeroplan Miles	236,877	211,245	703,785	625,123		
Aeroplan Miles revenue	(205,074)	(164,678)	(640,721)	(515,714)		
Change in Future Redemption Costs [1]	(18,605)	(29,394)	(26,754)	(64,261)	(36.7)	(58.4)
(Change in Net Aeroplan Miles outstanding x Average Cost of Rewards per Mile for the period)						
Adjusted EBITDA	**$64,519**	**$53,359**	**$188,443**	**$159,082**	**20.9**	**18.5**
Net Interest Income (Expenses)	3,280	1,760	8,551	3,316		
Maintenance Capital Expenditures	(4,784)	(4,455)	(10,136)	(16,319)		
Distributable Cash	**$63,015**	**$50,664**	**$186,858**	**$146,079**	**24.4**	**27.9**
Standardized Distributable Cash	**$89,667**	**$100,969**	**$228,750**	**$204,285**	**(11.2)**	**12.0**
Weighted average number of units	**199,500,476**	**200,000,001**	**199,513,426[2]**	**200,000,001**		
Distributable Cash per unit	**$0.32**	**$0.25**	**$0.94**	**$0.73**	**24.7**	**28.2**
Standardized Distributable Cash per unit	**$0.45**	**$0.50**	**$1.15**	**$1.02**	**(11.0)**	**12.2**
Adjusted net earnings = Net earnings, in accordance with GAAP + amortization of accumulation partners' contracts and technology + income taxes	**$51,371**	**$34,320**	**$150,937**	**$105,060**	**49.7**	**43.7**
Earnings per unit, in accordance with GAAP, adjusted for amortization of accumulation partners' contracts and technology, and income taxes	**$0.26**	**$0.17**	**$0.76**	**$0.53**	**50.1**	**44.0**
Distributions declared	**$42,000**	**$37,500**	**$126,000**	**$107,460**	**12.0**	**17.3**
Distributions declared per unit	**$0.21**	**$0.19**	**$0.63**	**$0.54**	**12.3**	**17.5**

(1) The per unit cost derived from this calculation is retroactively applied to all prior periods with the effect of revaluing the liability on the basis of the latest available average unit cost;

(2) Represents weighted average number of units outstanding for the Partnership, as the YTD weighted average number of units for Aeroplan is not comparative;

(3) Has been derived by adding the year to date Q2 2007 information presented for the Partnership and the Q3 2007 information presented above for Aeroplan;

(4) 2006 results presented for comparative purposes are those of the Partnership.

RECONCILIATION OF CASH FLOWS FROM OPERATIONS TO STANDARDIZED DISTRIBUTABLE CASH AND DISTRIBUTABLE CASH

Unaudited

(in thousands)	Three months ended September 30,		Nine months ended September 30,	
	2007	2006[4]	2007[3]	2006[4]
Cash flows from operations	**$94,451**	**$105,424**	**$238,886**	**$220,604**
Maintenance Capital Expenditures	(4,784)	(4,455)	(10,136)	(16,319)
Standardized Distributable Cash	**89,667**	**100,969**	**228,750**	**204,285**
Changes in non-cash working capital items[1]	(7,337)	(19,518)	(14,427)	8,805
Stock Based compensation[1]	(710)	(1,393)	(2,240)	(2,750)
Funding of stock-based compensation plans[1]	-	-	1,529	-
Change in future redemption costs[2]	(18,605)	(29,394)	(26,754)	(64,261)
Distributable Cash	**$63,015**	**$50,664**	**$186,858**	**$146,079**
Distributions declared	**$42,000**	**$37,500**	**$126,000**	**$107,460**
Payout ratio – *Distributions declared / Standardized Distributable Cash*	**47%**	**37%**	**55%**	**53%**
Payout ratio – *Distributions declared / Distributable Cash*	**67%**	**74%**	**67%**	**74%**
Standardized Cumulative Distributable Cash since IPO (June 29, 2005)	**$705,408**			
Cumulative distributions declared since IPO	**$343,200**			
Cumulative payout ratio since inception	**49%**			

(1) The impact of the respective items is considered in the calculation of Standardized Distributable Cash but they are not part of the Distributable Cash definition in accordance with the Limited Partnership Agreement. This eliminates the potential impact of timing distortions relating to the respective items;

(2) Changes in future redemption costs is included to reflect the expected change in the future redemption liability on the basis of the most recently experienced redemption costs;

(3) Has been derived by adding the year to date Q2 2007 information presented for the Partnership, to the Q3 2007 information of Aeroplan (presented above) and $64 of interest earned by Aeroplan in Q1 and Q2 2007.

(4) 2006 results presented for comparative purposes are those of the Partnership.

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Aeroplan Appoints New Chairman

MONTREAL, Nov. 9 /CNW Telbec/ - ACE Chairman and CEO Robert Milton will be retiring as Chairman of Aeroplan GP and leaving the Board of Directors. The effective date will be January 1, 2008. Mr. Robert E. Brown will succeed Mr. Milton as Aeroplan's Chairman. Mr. Milton remains Chairman, President and CEO of ACE Aviation Holdings.

"Robert Milton's vision and focus on surfacing value was the driving force behind Aeroplan's evolution from a small internal division in Air Canada's marketing department to what it is today - Canada's premier loyalty management company with a market capitalization of over $4 billion," said Rupert Duchesne, President and CEO, Aeroplan. "Under his leadership and with his unwavering confidence in the largely unsurfaced value of the Aeroplan franchise, we ignored the skeptics and boldly undertook the first ever monetization of an airline frequent flyer program. On behalf of Aeroplan's employees, partners and unit holders, I thank Robert for making Aeroplan an all-round success story we can all be proud of."

Robert E. Brown, who currently serves on the Board, will succeed Mr. Milton as Chairman of the Board of Aeroplan GP. Mr. Brown is President and Chief Executive Officer of CAE Inc. He is a director of CAE Inc., ACE Aviation Holdings Inc., a trustee of Jazz Air Income Fund and was Chairman of Air Canada from 2003 to 2004.

"Bob Brown has already made a strong contribution as a director of the Aeroplan Board," said Mr. Duchesne. "With this track record and his extensive experience as a corporate director, he is the right choice as Aeroplan's new Chairman. The entire management team looks forward to working with Bob in his new role."

About Aeroplan

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 70 world-class partners, representing more than 150 brands in the financial, retail, and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards, and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise, and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles at least once in any consecutive twelve-month period.

For more information about Aeroplan, please visit www.aeroplan.com.
%SEDAR: 00022208EF

/For further information: Media: Gillian Hewitt, (416) 352-3706, gillian.hewitt(at)aeroplan.com; Analysts: Trish Moran, (416) 352-3728, trish.moran(at)aeroplan.com/
(AER.UN.)

CO: AEROPLAN

CNW 08:24e 09-NOV-07

NATIONAL INSTRUMENT 62-103

REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR
UNDER PART 4

RE: Aeroplan Income Fund ("Issuer")

(a) Name and address of the eligible institutional investor:

Morgan Stanley Investment Management Inc. ("**MSIM**")
522 Fifth Avenue
New York, New York 10036

(b) Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report was filed by the eligible institutional investor under Part 4 or the early warning requirements:

MSIM elects to begin filing reports for the Issuer under Part 4.

(c) Designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

As at October 31, 2007, MSIM and certain of its affiliates held 20,819,565 units ("**Units**") of the Issuer (approximately 10.41% of that class of Units).

(d) Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) over which

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

Not applicable.

(ii) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

Not applicable.

(iii) the eligible institutional investor, either alone or together with any joint actors has exclusive or shared control but does not have ownership:

Morgan Stanley Investment Management Inc.	9,197,924	4.60%
Morgan Stanley Investment Advisors Inc.	2,199,579	1.10%
Van Kampen Asset Management Inc.	9,422,062	4.71%

MSIM has relied on the aggregation relief provided by section 5.1 of National Instrument 62-103. Securities owned or controlled by other business units of MSIM, or affiliates or associates of MSIM, have not been, or may not have been, disclosed.

(e) The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Units were acquired for, and are being held for, investment purposes only and not for the purpose of exercising control or direction over the Issuer. The acquisitions were made in the ordinary course of the investors' business or investment activities, as the case may be. The investors have no current plan or proposal which relates to, or would result in, acquiring additional ownership or control over the Units of the Issuer, other than in the ordinary course of business of the investors. The investors may or may not purchase or sell Units of the Issuer in the future on the open market or in private transactions, depending on market conditions and other factors material to the investors' investment decisions.

(f) The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control, giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

(g) The names of any joint actors in connection with the disclosure required for the purposes of this report:

MSIM is filing on its own behalf and on behalf of the affiliated entities noted above.

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the Reporting Issuer's securities:

Not applicable.

(i) A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:

MSIM and the affiliated entities noted above are eligible to file reports in respect of the Issuer under Part 4.

DATED this 8th day of November, 2007.

)	**MORGAN STANLEY INVESTMENT**
)	**MANAGEMENT INC.**
)	
)	
)	Per: "Mary Ann Picciotto"
)	Name: Mary Ann Picciotto
)	Title: Authorized Signatory
)	I have the authority to bind the corporation

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Aeroplan Income Fund Announces November 2007 Distribution

MONTREAL, Nov. 15 /CNW Telbec/ - Aeroplan Income Fund (TSX: AER.UN) announced today that a cash distribution in the amount of $0.07 per Fund unit, covering the period from November 1 to November 30, 2007, will be paid on December 17, 2007 to unitholders of record at the close of business on November 30, 2007.

About Aeroplan

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 70 world-class partners, representing more than 150 brands in the financial, retail, and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards, and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise, and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles at least once in any consecutive twelve-month period.

For more information about Aeroplan, please visit www.aeroplan.com.
%SEDAR: 00022208EF

/For further information: Gillian Hewitt, (416) 352-3706, gillian.hewitt(at)aeroplan.com/
(AER.UN.)

CO: AEROPLAN INCOME FUND; AEROPLAN

CNW 07:00e 15-NOV-07

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Aeroplan to acquire Nectar Program Operator, LMG, to create the global leader in loyalty management

MONTREAL, CA and LONDON, UK, Dec. 3 /CNW Telbec/ Aeroplan Income Fund "Aeroplan" (TSX: AER.UN), Canada's premier loyalty marketing company, today announced that it has entered into a definitive agreement to acquire privately-held LMG for a purchase price of (pnds stlg)350 million (Cdn$717.5 million) plus working capital adjustments of (pnds stlg)18 million (Cdn$36.9 million) for total consideration of (pnds stlg)368 million (Cdn$754.4 million). The purchase price is subject to a holdback in the amount of (pnds stlg)31.6 million (Cdn$64.8 million), the future payment of which is subject to the outcome of the company's outstanding Value Added Tax (VAT) litigation. This transaction is expected to close by the end of the year. LMG is being acquired from Sir Keith Mills (Chairman of LMG), global private equity investor Warburg Pincus and the management team.

LMG is the leading loyalty marketing and customer-driven insight and analysis company that owns and operates the Nectar loyalty program in the United Kingdom. LMG operates in three main areas: Nectar, Insight & Communications (I&C) and Loyalty International. Nectar is the UK's largest customer rewards program with 50% of UK households participating at 15 leading national retail brands. LMG I&C uses customer data to provide retailers and consumer packaged goods companies (CPGs) with insight into consumer shopping trends to enhance trading and marketing decisions. LMG's international arm actively seeks to launch and operate loyalty programs worldwide.

"This announcement marks an important milestone in our stated acquisition strategy," said Rupert Duchesne, President and CEO of Aeroplan, in the UK today. "The acquisition of LMG gives us unparalleled breadth of retail, financial services, travel, as well as data analytics skills and experience. Through this transaction, we will assume a dominant position in one of the most important and active loyalty markets in the world whilst acquiring expertise that will help accelerate our retail expansion in Canada. What's more, Aeroplan has found the right partner to pursue successfully international expansion opportunities. LMG's management team has significant experience in global markets, having launched and operated retail-based coalition loyalty programs in the UK, Canada, Spain, the Netherlands, the Middle East and New Zealand."

For LMG, the acquisition will bring increased financial strength as a result of being part of a larger publicly traded entity, as well as additional skills and expertise in complementary business sectors. Consequently, the transaction will act as a catalyst to accelerate the execution of LMG's large-scale plans.

"We look forward to working with a leader in loyalty management who brings substantial experience in the travel and financial sectors and a long-standing history of growth," said Alex Moorhead, CEO of LMG. "Over the last 18 months, we have been strengthening our position in the UK loyalty arena, deepening our customer insight and analytics expertise and progressing international opportunities. Our combined experience will ensure a worldwide leadership position in this growing market."

The two loyalty programs, Nectar and Aeroplan, will continue to be operated separately. Members' participation in their respective program is unaffected.

As previously disclosed, Aeroplan continues to consider its plans to convert to a corporate structure, although no final decision has been made at this time.

Transaction Highlights
<<
- Transaction price of (pnds stlg)350 million (Cdn$717.5 million) plus working capital adjustments of (pnds stlg)18 million (Cdn$36.9 million) for total consideration of (pnds stlg)368 million (Cdn$754.4 million). The purchase price is subject to a holdback in the amount of

(pnds stlg)31.6 million (Cdn$64.8 million), the future payment of which is subject to the outcome of the company's outstanding Value Added Tax (VAT) litigation.
- Substantially all of the transaction price will be payable in cash at closing with certain members of LMG's management exchanging a portion of their LMG shares for Aeroplan units.
- The acquisition is expected to be immediately, modestly accretive to Distributable Cash in 2008.
- Aeroplan will finance the acquisition through a combination of existing cash resources and debt.
- Closing is expected to take place prior to the end of the year.
- RBC Capital Markets acted as financial advisor to Aeroplan in this acquisition and has provided the debt financing necessary to complete the transaction.
- Rupert Duchesne will remain President and CEO of Aeroplan. Alex Moorhead and his executive team will continue the management of LMG.

>>

Analyst Conference Call and Audio Webcast

Aeroplan and LMG will hold an analyst call at 8h30 a.m. Eastern Time (13h30 GMT) on Monday, December 3, 2007. Please allow 15 minutes to be connected to the conference call. The call may be accessed by dialling:

International: 416-644-3430
North America: 866-250-4665
United Kingdom: 00 800 2288 3501

The call will be simultaneously audio webcast at
http://w.on24.com/r.htm?e(equal sign)98788&s(equal sign)1&k(equal sign)311CE8FE131DE41C4B738E

Replay will be available for 60 days by calling:

International: 416-640-1917
North America: 877-289-8525
Passcode: 21255320(number sign)

Media Conference call

Aeroplan and LMG will hold a media call at 10h30 a.m. Eastern Time (15h30 GMT) on Monday, December 3, 2007. Please allow 15 minutes to be connected to the conference call. The call may be accessed by dialling:

International: 416-644-3431
North America: 866-250-4877
United Kingdom: 00 800 2288 3501

Replay will be available for 60 days by calling:

International: 416-640-1917
North America: 877-289-8525
Passcode: 21255327(number sign)

Note to Editors:

The group's ownership is split between Sir Keith Mills, Chairman of LMG, global private equity firm Warburg Pincus and the management team.

Chairman of LMG, Sir Keith Mills, said, "This announcement marks an exciting milestone in the development of LMG. The company has grown rapidly in recent years and the Nectar program has become the largest customer reward program in the UK. Warburg Pincus, as a major shareholder, has continually supported the company's strategy and contributed to this success. All shareholders strongly believe Aeroplan is the right partner to take the business forward and successfully realise its next stage of growth. Together

with Aeroplan and the expertise of the current management team, LMG will be able to pursue international expansion and capitalise on the significant opportunities in loyalty and data management."

Joseph Schull, a Warburg Pincus Managing Director and LMG director commented, "Nectar is a good illustration of our investment approach. By backing and engaging as an active partner to a talented entrepreneurial management team, we helped to build the UK's leading loyalty marketing business that today serves half of the UK's households and many of the country's leading retailers. LMG now has an excellent foundation for future expansion in both the UK and international markets. We wish LMG and its management, led by Alex Moorhead, continued success with Aeroplan."

About LMG

LMG is a privately-held company based in the United Kingdom which develops, owns and manages large retail-based customer reward programs and provides customer data driven marketing services to retailers, CPGs and service providers worldwide. The group owns and operates the Nectar brand, the United Kingdom's largest customer reward program, and also owns the Air Miles trademark around the world and has a 20% stake in the Rewards Management Middle East Limited (RMMEL) which owns and operates Air Miles program in the Middle East. LMG has appeared in the Sunday Times Top Track 250 companies for the last three years. It employs approximately 200 staff at its HQ in London, England and has operations in Newcastle, England and Mumbai, India. For more information about LMG, please visit www.loyalty.co.uk.

About Aeroplan

Aeroplan is an unincorporated, open-ended trust established under the laws of the Province of Ontario.

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 70 world-class partners, representing more than 150 brands in the financial, retail, and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards, and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise, and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles at least once in any consecutive twelve-month period.

For more information about Aeroplan, please visit www.aeroplan.com.

About Warburg Pincus

Warburg Pincus has been a leading private equity investor since 1971. The firm currently has approximately $23 billion of assets under management in a range of sectors including technology, media and telecommunications, consumer and retail, industrial, healthcare, financial services, energy and real estate.

Warburg Pincus has raised 12 private equity investment funds which have invested more than $27 billion in approximately 575 companies in 30 countries. Technology, media and telecommunications are among the firm's core areas for investment. The firm has invested more than $10 billion in the sector globally, of which approximately $2.8 billion has been invested in Europe. Significant technology, media and telecommunications investments around the world include Bharti Tele-ventures (BSE: BHARTI.IN), NeuStar (NYSE: NSR) , MLM Information Services LLC, and Integra Telecom and Camp Systems International. Our European portfolio includes Loyalty Management Group, MACH, Multikabel-Casema-Kabelcom , WNS Global Services (NYSE: WNS), Fibernet

Communications and easycash. An experienced partner to entrepreneurs seeking to create and build durable companies with sustainable value, the firm has offices in Beijing, Frankfurt, Hong Kong, London, Mumbai, New York, San Francisco, Shanghai and Tokyo. For more information, please visit www.warburgpincus.com.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements relating but not limited to Aeroplan's and LMG's operations, anticipated financial performance and business prospects. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions. Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business and its corporate structure. Results indicated or implied in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, loss of a major partner, travel industry disruptions, significant change in activity usage, accumulation of Aeroplan Miles and expected reward redemptions, industry competition, general industry, market and economic conditions, supply and capacity costs, airline industry changes and increased airline costs, unfunded future redemption costs, seasonality, employee relations, reliance on key personnel, technological disruptions, adverse regulatory developments or proceedings, pending litigation and actions by third parties, restrictions on certain unitholders and liquidity of the Fund units, as well as the other factors identified in the "Risks and Uncertainties Affecting the Business" section of the 2006 MD&A and of the 2007 third quarter MD&A dated November 7, 2007 (available at www.sedar.com). The forward-looking statements contained in this press release represent Aeroplan's expectations as of December 3, 2007, and are subject to change after such date. However, Aeroplan disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

%SEDAR: 00022208EF

/For further information: Media: Aeroplan - Canada: Gillian Hewitt, (416) 352 3706, gillian.hewitt(at)aeroplan.com; Aeroplan - UK: Chris Newman, +44 (0) 77 2504 3100, chris.newman(at)fleishmaneurope.com; LMG: Megan Ratcliffe, +44 020 7152 4881, m.ratcliffe(at)loyalty.co.uk; Neil Hedges, +44 020 7544, 3014, neil.hedges(at)fishburn-hedges.co.uk; Analysts: Aeroplan / LMG: Trish Moran, (416) 352 3728, trish.moran(at)aeroplan.com/

(AER.UN.)

CO: AEROPLAN INCOME FUND; AEROPLAN

CNW 07:00e 03-DEC-07

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Aeroplan Income Fund Announces Repurchase of Units

MONTREAL, Dec. 11 /CNW Telbec/ - Aeroplan Income Fund (TSX: AER.UN) announced today that it has received approval from the Toronto Stock Exchange respecting its notice of intention to make a normal course issuer bid for its units through the facilities of the Toronto Stock Exchange from December 13, 2007 to no later than February 29, 2008, in accordance with applicable regulations of the Toronto Stock Exchange.

In connection with the acquisition of Loyalty Management Group Limited (LMG) (the operator of the Nectar loyalty program in the United Kingdom) announced by the Fund on December 3, 2007, the purpose of the issuer bid is to permit the Fund to purchase a number of issued and outstanding units equal to the number of units to be issued by the Fund as consideration to certain management shareholders of LMG upon the closing of the acquisition. The closing of the acquisition of LMG is expected to take place prior to the end of 2007.

Under its normal course issue bid, the Fund intends to purchase for cancellation up to but not more than 500,000 of its outstanding units, representing 0.36 per cent of the 138,773,255 public float of units outstanding on December 11, 2007. The Fund currently has 199,999,854 units issued and outstanding. Within the past 12 months, the Fund has not purchased any of its units. In accordance with the rules of the Toronto Stock Exchange, the maximum number of units that can be purchased on a daily basis by the Fund is 173,547 units, subject to the block purchase exception.

About Aeroplan Income Fund

Aeroplan is an unincorporated, open-ended trust established under the laws of the Province of Ontario.

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 70 world-class partners, representing more than 150 brands in the financial, retail, and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards, and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise, and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles at least once in any consecutive twelve-month period.

For more information about Aeroplan, please visit www.aeroplan.com.

%SEDAR: 00022208EF

/For further information: please contact: Media: Gillian Hewitt, (416) 352-3706, gillian.hewitt(at)aeroplan.com; Analysts: Trish Moran, (416) 352-3706, trish.moran(at)aeroplan.com/

(AER.UN.)

CO: AEROPLAN INCOME FUND; AEROPLAN

CNW 09:38e 11-DEC-07

Form 51-102F3
MATERIAL CHANGE REPORT

1. **Name and address of company**

AEROPLAN INCOME FUND ("**Aeroplan**")
5100 de Maisonneuve Boulevard West
Montréal, Québec
H4A 3T2

2. **Date of Material Change**

December 3, 2007

3. **Press Release**

A press release disclosing this matter was issued via CNW Telbec on December 3, 2007. A copy of the press release is attached hereto as Appendix "A"

4. **Summary of Material Change**

Aeroplan announced on December 3, 2007 that it has entered into a definitive agreement (the "**Acquisition Agreement**") to acquire privately-held Loyalty Management Group Limited ("**LMG**") for total consideration of £368 million (Cdn$754.4 million). The purchaser under the Acquisition Agreement is Aeroplan Acquisition UK Limited (the "**Buyer**"), an indirectly wholly owned subsidiary of Aeroplan. This transaction is expected to close by the end of 2007. LMG is being acquired from Sir Keith Mills (Chairman of LMG), global private equity investor Warburg Pincus and the management team (the "**Sellers**").

5. **Full Description of Material Change**

Aeroplan announced on December 3, 2007 that it has entered into a definitive agreement to acquire privately-held LMG for a purchase price of £350 million (Cdn$717.5 million) plus working capital adjustments of £18 million (Cdn$36.9 million) for total consideration of £368 million (Cdn$754.4 million). The purchase price is subject to a holdback in the amount of £31.6 million (Cdn$64.8 million), the future payment of which is subject to the outcome of the company's outstanding Value Added Tax (VAT) litigation. Substantially all of the transaction price will be payable in cash at closing with certain members of LMG's management exchanging a portion of their LMG shares for Aeroplan units. The acquisition is expected to be immediately, modestly accretive to Distributable Cash in 2008. Aeroplan will finance the acquisition through a combination of existing cash resources and debt. RBC Capital Markets acted as financial advisor to Aeroplan in this acquisition and has provided the debt financing necessary to complete the transaction. This transaction is expected to close by the end of 2007.

LMG is being acquired from Sir Keith Mills (Chairman of LMG), global private equity investor Warburg Pincus and the management team. Rupert Duchesne will remain President and CEO of Aeroplan. Alex Moorhead and his executive team will continue the management of LMG. The two loyalty programs, Nectar and Aeroplan, will continue to be operated separately. Members' participation in their respective programs are unaffected.

LMG is the leading loyalty marketing and customer-driven insight and analysis company that owns and operates the Nectar loyalty program in the United Kingdom. LMG operates in three main areas: Nectar, Insight & Communications (I&C) and Loyalty International. Nectar is the UK's largest customer rewards program with 50% of UK households participating at 15 leading national retail brands. LMG I&C uses customer data to provide retailers and consumer packaged goods companies (CPGs) with insight into consumer shopping trends to enhance trading and marketing decisions. LMG's international arm actively seeks to launch and operate loyalty programs worldwide.

The LMG acquisition meets Aeroplan's stated acquisition strategy. Management considers that the acquisition of LMG gives Aeroplan unparalleled breadth of retail, financial services, travel, as well as data analytics skills and experience. Furthermore, they believe that through this transaction, Aeroplan will assume a leading position in one of the most important and active loyalty markets in the world whilst acquiring expertise that will help accelerate its retail expansion in Canada. What's more, management considers that Aeroplan has found the right partner to pursue successfully international expansion opportunities. LMG's management team has significant experience in global markets, having launched and operated retail-based coalition loyalty programs in the UK, Canada, Spain, the Netherlands, the Middle East and New Zealand. For LMG, the acquisition will bring increased financial strength as a result of being part of a larger publicly traded entity, as well as additional skills and expertise in complementary business sectors. Consequently, the transaction will act as a catalyst to accelerate the execution of LMG's large-scale plans.

Completion of this transaction is subject to a number of conditions including, without limitation:

> (a) the audited statutory accounts of LMG for the period ending on the September 30, 2007 being approved by the Board of LMG and being delivered to Buyer (the "**Sale Condition**"); and
>
> (b) the notification in writing from the Sellers' representatives (the "**Completion Notice**") providing the anticipated date at which all the Sellers will be able to (and will) comply with all of their material obligations as set out in the Acquisition Agreement being delivered to LMG and to the Buyer.

In addition, neither the Sellers nor the Buyer shall be bound to complete the transfer of any of the issued shares in the capital of LMG (the "**Shares**") unless all of the

Shares (other than those held by any agreed upon non-transferring shareholders) as at completion are to be transferred to the Buyer.

Finally, the Acquisition Agreement may be terminated (i) by written notice of Buyer or Sellers' representatives if the Sale Condition is not fulfilled by 5pm London time on January 31, 2008 or waived in accordance with the terms thereof; (ii) by written notice of Buyer or Sellers' representatives, if prior to 5pm London time on September 30, 2008 (the "**Longstop Date**") Completion Notice is not served upon the Buyer; (iii) by written notice of Buyer or Sellers' representatives, if the Sellers' representatives (acting reasonably) together notify the Buyer that one or more of the Sellers (other than any agreed upon non-transferring shareholders) will not be able to (or will not) comply with all of their material obligations; and (iv) automatically, if completion has not taken place on or prior to the Longstop Date, unless the completion date is further extended by agreement of the parties. There can be no assurance that this transaction will be completed as proposed or at all.

6. **Reliance on subsection 7.1(2) Or (3) of National Instrument 51-102**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Executive Officer**

Further information regarding the matters described in this report may be obtained from Mark Hounsell, Vice President, General Counsel and Corporate Secretary of Aeroplan Holding GP Inc., who is knowledgeable about the details of this report and may be contacted at mark.hounsell@aeroplan.com or (800) 361-5373.

9. **Date of Material Change Report**

December 13, 2007

Appendix "A"

PRESS RELEASE

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Aeroplan to acquire Nectar Program Operator, LMG, to create the global leader in loyalty management

MONTREAL, CA and LONDON, UK, Dec. 3 /CNW Telbec/ Aeroplan Income Fund "Aeroplan" (TSX: AER.UN), Canada's premier loyalty marketing company, today announced that it has entered into a definitive agreement to acquire privately-held LMG for a purchase price of (pnds stlg)350 million (Cdn$717.5 million) plus working capital adjustments of (pnds stlg)18 million (Cdn$36.9 million) for total consideration of (pnds stlg)368 million (Cdn$754.4 million). The purchase price is subject to a holdback in the amount of (pnds stlg)31.6 million (Cdn$64.8 million), the future payment of which is subject to the outcome of the company's outstanding Value Added Tax (VAT) litigation. This transaction is expected to close by the end of the year. LMG is being acquired from Sir Keith Mills (Chairman of LMG), global private equity investor Warburg Pincus and the management team.

LMG is the leading loyalty marketing and customer-driven insight and analysis company that owns and operates the Nectar loyalty program in the United Kingdom. LMG operates in three main areas: Nectar, Insight & Communications (I&C) and Loyalty International. Nectar is the UK's largest customer rewards program with 50% of UK households participating at 15 leading national retail brands. LMG I&C uses customer data to provide retailers and consumer packaged goods companies (CPGs) with insight into consumer shopping trends to enhance trading and marketing decisions. LMG's international arm actively seeks to launch and operate loyalty programs worldwide.

"This announcement marks an important milestone in our stated acquisition strategy," said Rupert Duchesne, President and CEO of Aeroplan, in the UK today. "The acquisition of LMG gives us unparalleled breadth of retail, financial services, travel, as well as data analytics skills and experience. Through this transaction, we will assume a dominant position in one of the most important and active loyalty markets in the world whilst acquiring expertise that will help accelerate our retail expansion in Canada. What's more, Aeroplan has found the right partner to pursue successfully international expansion opportunities. LMG's management team has significant experience in global markets, having launched and operated retail-based coalition loyalty programs in the UK, Canada, Spain, the Netherlands, the Middle East and New Zealand."

For LMG, the acquisition will bring increased financial strength as a result of being part of a larger publicly traded entity, as well as additional skills and expertise in complementary business sectors. Consequently, the transaction will act as a catalyst to accelerate the execution of LMG's large-scale plans.

"We look forward to working with a leader in loyalty management who brings substantial experience in the travel and financial sectors and a long-standing history of growth," said Alex Moorhead, CEO of LMG. "Over the last 18 months, we have been strengthening our position in the UK loyalty arena, deepening our customer insight and analytics expertise and progressing international opportunities. Our combined experience will ensure a worldwide leadership position in this growing market."

The two loyalty programs, Nectar and Aeroplan, will continue to be operated separately. Members' participation in their respective program is unaffected.

As previously disclosed, Aeroplan continues to consider its plans to convert to a corporate structure, although no final decision has been made at this time.

Transaction Highlights

<<

- Transaction price of (pnds stlg)350 million (Cdn$717.5 million) plus working capital adjustments of (pnds stlg)18 million (Cdn$36.9 million) for total consideration of (pnds stlg)368 million (Cdn$754.4 million). The purchase price is subject to a holdback in the amount of

(pnds stlg)31.6 million (Cdn$64.8 million), the future payment of which is subject to the outcome of the company's outstanding Value Added Tax (VAT) litigation.

- Substantially all of the transaction price will be payable in cash at closing with certain members of LMG's management exchanging a portion of their LMG shares for Aeroplan units.
- The acquisition is expected to be immediately, modestly accretive to Distributable Cash in 2008.
- Aeroplan will finance the acquisition through a combination of existing cash resources and debt.
- Closing is expected to take place prior to the end of the year.
- RBC Capital Markets acted as financial advisor to Aeroplan in this acquisition and has provided the debt financing necessary to complete the transaction.
- Rupert Duchesne will remain President and CEO of Aeroplan. Alex Moorhead and his executive team will continue the management of LMG.

>>

Analyst Conference Call and Audio Webcast

Aeroplan and LMG will hold an analyst call at 8h30 a.m. Eastern Time (13h30 GMT) on Monday, December 3, 2007. Please allow 15 minutes to be connected to the conference call. The call may be accessed by dialling:

International: 416-644-3430
North America: 866-250-4665
United Kingdom: 00 800 2288 3501

The call will be simultaneously audio webcast at
http://w.on24.com/r.htm?e(equal sign)98788&s(equal sign)1&k(equal sign)311CE8FE131DE41C4B738E

Replay will be available for 60 days by calling:

International: 416-640-1917
North America: 877-289-8525
Passcode: 21255320(number sign)

Media Conference call

Aeroplan and LMG will hold a media call at 10h30 a.m. Eastern Time (15h30 GMT) on Monday, December 3, 2007. Please allow 15 minutes to be connected to the conference call. The call may be accessed by dialling:

International: 416-644-3431
North America: 866-250-4877
United Kingdom: 00 800 2288 3501

Replay will be available for 60 days by calling:

International: 416-640-1917
North America: 877-289-8525
Passcode: 21255327(number sign)

Note to Editors:

The group's ownership is split between Sir Keith Mills, Chairman of LMG, global private equity firm Warburg Pincus and the management team.

Chairman of LMG, Sir Keith Mills, said, "This announcement marks an exciting milestone in the development of LMG. The company has grown rapidly in recent years and the Nectar program has become the largest customer reward program in the UK. Warburg Pincus, as a major shareholder, has continually supported the company's strategy and contributed to this success. All shareholders strongly believe Aeroplan is the right partner to take the business forward and successfully realise its next stage of growth. Together

with Aeroplan and the expertise of the current management team, LMG will be able to pursue international expansion and capitalise on the significant opportunities in loyalty and data management."

Joseph Schull, a Warburg Pincus Managing Director and LMG director commented, "Nectar is a good illustration of our investment approach. By backing and engaging as an active partner to a talented entrepreneurial management team, we helped to build the UK's leading loyalty marketing business that today serves half of the UK's households and many of the country's leading retailers. LMG now has an excellent foundation for future expansion in both the UK and international markets. We wish LMG and its management, led by Alex Moorhead, continued success with Aeroplan."

About LMG

LMG is a privately-held company based in the United Kingdom which develops, owns and manages large retail-based customer reward programs and provides customer data driven marketing services to retailers, CPGs and service providers worldwide. The group owns and operates the Nectar brand, the United Kingdom's largest customer reward program, and also owns the Air Miles trademark around the world and has a 20% stake in the Rewards Management Middle East Limited (RMMEL) which owns and operates Air Miles program in the Middle East. LMG has appeared in the Sunday Times Top Track 250 companies for the last three years. It employs approximately 200 staff at its HQ in London, England and has operations in Newcastle, England and Mumbai, India. For more information about LMG, please visit www.loyalty.co.uk.

About Aeroplan

Aeroplan is an unincorporated, open-ended trust established under the laws of the Province of Ontario.

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 70 world-class partners, representing more than 150 brands in the financial, retail, and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards, and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise, and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles at least once in any consecutive twelve-month period.

For more information about Aeroplan, please visit www.aeroplan.com.

About Warburg Pincus

Warburg Pincus has been a leading private equity investor since 1971. The firm currently has approximately $23 billion of assets under management in a range of sectors including technology, media and telecommunications, consumer and retail, industrial, healthcare, financial services, energy and real estate.

Warburg Pincus has raised 12 private equity investment funds which have invested more than $27 billion in approximately 575 companies in 30 countries. Technology, media and telecommunications are among the firm's core areas for investment. The firm has invested more than $10 billion in the sector globally, of which approximately $2.8 billion has been invested in Europe. Significant technology, media and telecommunications investments around the world include Bharti Tele-ventures (BSE: BHARTI.IN), NeuStar (NYSE: NSR) , MLM Information Services LLC, and Integra Telecom and Camp Systems International. Our European portfolio includes Loyalty Management Group, MACH, Multikabel-Casema-Kabelcom , WNS Global Services (NYSE: WNS), Fibernet

Communications and easycash. An experienced partner to entrepreneurs seeking to create and build durable companies with sustainable value, the firm has offices in Beijing, Frankfurt, Hong Kong, London, Mumbai, New York, San Francisco, Shanghai and Tokyo. For more information, please visit www.warburgpincus.com.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements relating but not limited to Aeroplan's and LMG's operations, anticipated financial performance and business prospects. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions. Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business and its corporate structure. Results indicated or implied in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, loss of a major partner, travel industry disruptions, significant change in activity usage, accumulation of Aeroplan Miles and expected reward redemptions, industry competition, general industry, market and economic conditions, supply and capacity costs, airline industry changes and increased airline costs, unfunded future redemption costs, seasonality, employee relations, reliance on key personnel, technological disruptions, adverse regulatory developments or proceedings, pending litigation and actions by third parties, restrictions on certain unitholders and liquidity of the Fund units, as well as the other factors identified in the "Risks and Uncertainties Affecting the Business" section of the 2006 MD&A and of the 2007 third quarter MD&A dated November 7, 2007 (available at www.sedar.com). The forward-looking statements contained in this press release represent Aeroplan's expectations as of December 3, 2007, and are subject to change after such date. However, Aeroplan disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

%SEDAR: 00022208EF

/For further information: Media: Aeroplan - Canada: Gillian Hewitt, (416) 352 3706, gillian.hewitt(at)aeroplan.com; Aeroplan - UK: Chris Newman, +44 (0) 77 2504 3100, chris.newman(at)fleishmaneurope.com; LMG: Megan Ratcliffe, +44 020 7152 4881, m.ratcliffe(at)loyalty.co.uk; Neil Hedges, +44 020 7544, 3014, neil.hedges(at)fishburn-hedges.co.uk; Analysts: Aeroplan / LMG: Trish Moran, (416) 352 3728, trish.moran(at)aeroplan.com/

(AER.UN.)

CO: AEROPLAN INCOME FUND; AEROPLAN

CNW 07:00e 03-DEC-07

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Changes to the Aeroplan Board

MONTREAL, Dec. 14 /CNW Telbec/ - Aeroplan Income Fund today announced that the following members of its Board of Trustees and of the Board of Directors of Aeroplan Holding GP Inc. will resign as of January 1, 2008: Mr. Bernard Attali, Mr. Pierre Marc Johnson, Mr. John T. McLennan, Mr. David I. Richardson and Mr. Marvin Yontef. In addition, Mr. John Forzani, a director since July 2007, will concurrently be appointed as a Trustee of the Fund.

These changes, which reflect Aeroplan's continuous evolution in the loyalty management industry, will bring the total number of directors to seven, with three trustees.

"On behalf of Aeroplan, I would like to sincerely thank our resigning Directors and Trustees for their dedication and support," said Rupert Duchesne, Aeroplan's President and Chief Executive Officer. "As a result of these changes, Aeroplan will be assessing the size and composition of its Board going forward."

About Aeroplan

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 70 world-class partners, representing more than 150 brands in the financial, retail, and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards, and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise, and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles at least once in any consecutive twelve-month period.

For more information about Aeroplan, please visit www.aeroplan.com.
%SEDAR: 00022208EF

/For further information: Media: Gillian Hewitt, (416) 352-3706, gillian.hewitt(at)aeroplan.com; Analysts: Trish Moran, (416) 352-3728, trish.moran(at)aeroplan.com/
(AER.UN.)

CO: AEROPLAN INCOME FUND; AEROPLAN

CNW 17:39e 14-DEC-07

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Aeroplan Income Fund Announces December 2007 Distribution

MONTREAL, Dec. 17 /CNW Telbec/ - Aeroplan Income Fund (TSX: AER.UN) announced today that a cash distribution in the amount of $0.07 per Fund unit, covering the period from December 1 to December 31, 2007, will be paid on January 15, 2008 to unitholders of record at the close of business on December 31, 2007.

About Aeroplan

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 70 world-class partners, representing more than 150 brands in the financial, retail, and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards, and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise, and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles at least once in any consecutive twelve-month period.

For more information about Aeroplan, please visit www.aeroplan.com.
%SEDAR: 00022208EF

/For further information: Gillian Hewitt, (416) 352-3706, gillian.hewitt(at)aeroplan.com/
(AER.UN.)

CO: AEROPLAN INCOME FUND

CNW 07:00e 17-DEC-07

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Aeroplan concludes acquisition of Nectar Program Operator, LMG, to create the global leader in loyalty management

MONTREAL, Dec. 20 /CNW Telbec/ - Aeroplan Income Fund (TSX: AER.UN) today announced the completion of the acquisition of Loyalty Management Group (LMG), the leading loyalty marketing and customer-driven insight and analysis company that owns and operates the Nectar loyalty program in the United Kingdom. LMG operates in three main areas: Nectar, Insight & Communications (I&C) and Loyalty International.

"The combination of Aeroplan's and LMG's strengths and expertise create the leading global player in loyalty management," said Rupert Duchesne, President and CEO, Aeroplan. "Together, our unparalleled breadth of retail, financial services, travel, as well as data analytics skills and experience, means that each program continues to grow domestically, whilst we jointly pursue successfully international expansion opportunities."

The two loyalty programs, Nectar and Aeroplan, will continue to be operated separately. Members' participation in their respective program is unaffected. Rupert Duchesne will remain President and CEO of Aeroplan. Alex Moorhead and his executive team will continue the management of LMG. Aeroplan and LMG will move rapidly to consolidate new international expansion activities.

About Aeroplan Income Fund

Aeroplan Income Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario. Aeroplan Income Fund is the owner of Aeroplan Limited Partnership, Canada's premier loyalty marketing company and operator of the Aeroplan loyalty program and Loyalty Management Group, operator of Nectar, the United Kingdom's largest customer reward program.

About Aeroplan

Aeroplan is dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 70 world-class partners, representing more than 150 brands in the financial, retail, and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards, and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise, and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles at least once in any consecutive twelve-month period.

For more information about Aeroplan, please visit www.aeroplan.com.

About Nectar

Nectar is the United Kingdom's largest customer reward program. Half of the UK's households participate in the Nectar program and 19 Nectar cards are swiped by the program's members every second of every day. With 15 partners, Nectar covers over 40 per cent of an average UK household's expenditure. Nectar also operates an online loyalty programme, Nectar eStores, which offers Nectar points from 200 online retailers including Amazon.co.uk and Nectar Business which offers small businesses additional opportunities to earn Nectar points on business purchases.

For more information about Nectar, please visit www.nectar.com.

%SEDAR: 00022208EF

/For further information: Media: Gillian Hewitt, Aeroplan, (416) 352-3706, gillian.hewitt(at)aeroplan.com; Megan Ratcliffe, LMG, +44 020 7152 4881, m.ratcliffe(at)loyalty.co.uk; Neil Hedges, LMG, +44 020 7544 3014, neil.hedges(at)fishburn-hedges.co.uk; Analysts: Trish Moran, Aeroplan/LMG, (416) 352-3728, trish.moran(at)aeroplan.com/

(AER.UN.)

CO: AEROPLAN; AEROPLAN INCOME FUND

CNW 08:30e 20-DEC-07

Form: 12 | NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID ("NCIB")

WHEN TO FILE: *Every issuer shall file a draft Notice of Intention to Make a Normal Course Issuer Bid once the* issuer is prepared to declare that it has a present intention to acquire its securities. A notice is not to be filed if the issuer does not have a present intention to purchase its securities.

HOW: Via TSX SecureFile or via email to listedissuers@tsx.com or via fax for issuers reporting to:
Toronto TSX Office: 416-947-4547
Montreal TSX Office: 514-788-2421
Calgary Office: 403-237-0450
Vancouver Office: 604-844-7502

QUESTIONS: Email to listedissuers@tsx.com or contact the Manager who is responsible for the Issuer or call, for issuers reporting to:
Toronto TSX Office: 416-947-4523
Montreal TSX Office: 514-788-2451
Calgary Office: 403-237-2800
Vancouver Office: 604-643-6599

NOTE: When the draft notice is in a form acceptable to TSX, the issuer shall file the notice in final form, duly executed by a senior officer or director of the issuer, for acceptance by TSX. The final form of the notice must be filed at least two (2) clear trading days prior to the commencement of any purchases under the NCIB.

1. **Securities Sought:**

(a) class of securities:

trust units ("**Units**") of Aeroplan Income Fund (the "**Fund**")

(b) total number of securities:

(i) issued and outstanding:

199,999,854 Units as of December 11, 2007

(ii) if applicable, the total public float:

138,773,255 Units as of December 11, 2007

(c) percentage of securities that the NCIB is for:

(i) % of issued and outstanding (maximum 5%):

0.25%

(ii) % of the public float, as the case may be (maximum 10%):

0.36%

(d) maximum number of securities that may be acquired under the NCIB:

500,000 Units

(e) where the issuer has established a specific number of securities to be acquired under the NCIB, the number of securities sought:

500,000 Units

(f) is the issuer an investment fund:

NO

If the answer is NO, the average daily trading volume for six months prior to date hereof:

694,190 Units

(g) if the issuer has a class of restricted securities:

(i) a description of the voting rights of all equity securities:

Not applicable

(ii) if the issuer does not propose to make the same NCIB for all classes of voting and equity securities, the reasons for so limiting the NCIB:

Not applicable

2. **Duration:** State the dates on which the NCIB will commence and terminate. The NCIB may not extend for a period of more than one year from the date on which purchases may commence. (ie. May 1, 2004 to April 30, 2005):

Units may be purchased pursuant to the NCIB from December 13, 2007 until the earlier of February 29, 2008 and the date upon which the Fund has either acquired the maximum number of Units specified above or otherwise decided not to make any further purchases.

3. **Method of Acquisition:** State the following:

(a) that purchases will be effected through the facilities of TSX and identify any other exchanges on which purchases will be made:

Purchases of Units pursuant to the NCIB will be effected through the facilities of the TSX and, subject as herein provided, at such times and in such numbers to be determined by the Fund, in accordance with the policies and rules of the TSX.

(b) that purchase and payment for the securities will be made by the issuer in accordance with the requirements of TSX:

Purchase and payment for the Units will be made by the Fund in accordance with the requirements of the TSX.

(c) that the price that the issuer will pay for any securities acquired by it will be the market price of the securities at the time of acquisition:

The price that the Fund will pay for the Units acquired by it pursuant to the NCIB will be the market price of such Units at the time of acquisition. The Fund and any vendor of the Units may be required to pay commissions to their respective brokers with respect to the purchase and sale of the Units. The Units purchased by the Fund pursuant to the NCIB will be cancelled.

(d) whether purchases (other than by way of exempt offer) will be made other than by means of open market transactions during the period the NCIB is outstanding:

During the period that the NCIB is outstanding, the Fund does not

presently intend to make purchases of its Units pursuant to the NCIB (other than by way of exempt offer) other than by means of open market transactions.

4. **Consideration Offered:** State any restrictions on the price the offeror is prepared to pay and any other restrictions relating to the NICB, such as specific funds available, method of purchasing, etc.:

   As mentioned above, the price that the Fund will pay for the Units acquired by it pursuant to the NCIB will be the market price of such Units at the time of acquisition, plus any brokerage fees payable by the Fund to its broker. During the period that the NCIB is outstanding, the Fund does not presently intend to make purchases of its Units pursuant to the NCIB (other than by way of exempt offer) other than by means of open market transactions.

   There are no restrictions on the price to be paid for the Units to be purchased pursuant to the NCIB. The Fund will finance the purchase price of Units purchased pursuant to the NCIB from cash on hand.

5. **Reasons for the NCIB:** State the purpose or business reasons for the NCIB:

   In connection with the acquisition of Loyalty Management Group Limited (LMG) (the operator of the Nectar loyalty program in the United Kingdom) announced by the Fund on December 3, 2007, the purpose of the NCIB is to permit the Fund to purchase a number of issued and outstanding Units equal to the number of Units to be issued by the Fund as consideration to certain management shareholders of LMG upon the closing of the acquisition. The closing of the acquisition of LMG is expected to take place prior to the end of 2007.

6. **Valuation:** Include a summary of any appraisal or valuation of the issuer known to the directors or officers of the issuer after reasonable enquiry regarding the issuer, its material assets or securities prepared within the two years preceding the date of the notice, together with a statement of a reasonable time and place at which such appraisal or valuation, or a copy thereof, may be inspected. For this purpose, the phrase appraisal or valuation means both an independent appraisal or valuation and a material non-independent appraisal or valuation:

   The trustees and officers of the Fund, after reasonable enquiry, are not aware of any independent or material non-independent appraisal or valuation regarding the Fund, its material assets or securities prepared within the two years preceding the date hereof.

7. **Previous Purchases:** Where the issuer has purchased securities which are the subject of the NCIB bid within the past 12 months, state the

following:

(a) method of acquisition: Not applicable

(b) the number of securities purchased: Not applicable

(c) the weighted average price paid: Not applicable

During the twelve months preceding the date of this NCIB, the Fund has not purchased any of its outstanding Units.

8. **Persons Acting Jointly or In Concert with the Issuer:** Disclose the identity of any party acting jointly or in concert with the issuer:

To the knowledge of the Fund, no person is acting jointly or in concert with the Fund in connection with the NCIB.

9. **Acceptance by Insiders, Affiliates and Associates:**

(a) name of every director or senior officer of the issuer who intends to sell securities of the issuer during the course of the NCIB:

To the Fund's knowledge, after reasonable enquiry, none of its trustees or senior officers intends to sell Units of the Fund during the course of the NCIB.

(b) where their intention is known after reasonable enquiry, the name of every associate of a director or senior officer of the issuer, person acting jointly or in concert with the issuer, or person holding 10% or more of any class of equity securities of the issuer, who intends to sell securities:

To the Fund's knowledge, after reasonable enquiry, none of its trustees, senior officers or any associate of any such persons, or person acting jointly or in concert with the Fund or any person holding 10% or more of any class of equity securities of the Fund currently intends to sell Units of the Fund during the course of the NCIB. If any trustee, senior officer, or any of their associates or person acting jointly or in concert with the Fund or any person holding 10% or more of any class of equity securities of the Fund chooses to dispose of some or all of his, her or its Units by selling such Units in the open market during the course of the NCIB, it may be that some or all of the Units so sold will be acquired by the Fund.

10. **Benefits from the NCIB:** State direct or indirect benefits to any of the persons or companies named in item 9 of selling or not selling securities of the issuer during the course of the NCIB. An answer to this item is not

required where the benefits to such person or company of selling or not selling securities are the same as the benefits to any other securityholder who sells or does not sell:

There is no arrangement whereby the Fund will accord any preference in respect of Units held by any of the persons or companies referred to in item 9 above nor is there any benefit, direct or indirect, to any such persons which is not equally available to any unitholder who sells (or retains) his Units. The Fund has no contracts, arrangements or understandings, formal or informal, with any of its security holders or any other persons related to the proposed purchases.

11. **Material Changes in the Affairs of the Issuer:** Disclose any previously undisclosed material changes or plans or proposals for material changes in the affairs of the issuer:

There are no material changes or present plans or proposals for material changes in the affairs of the Fund, other than as disclosed in this Notice or as previously disclosed to the public.

12. **Participating Organization Information:**

(a) Name of broker:

RBC Dominion Securities Inc.

(b) Name of registered representative:

Graham Mackenzie

(c) Address of broker:

200 Bay Street, Royal Bank Plaza, 2nd Floor
P.O. Box 50, Toronto, Ontario
M5J 2W7

(d) Fax number:

(416) 842-6040

13. **Any significant information regarding the NCIB not disclosed above, including any details regarding the use of put options or forward purchase contracts in conjunction with the NCIB:**

The trustees and officers of the Fund are not aware of any such significant information.

14. Certificate:

The undersigned, Mark Hounsell, Vice President, General Counsel and Corporate Secretary of Aeroplan Holding GP Inc., in its capacity as attorney of the Fund, duly authorized by the Fund's board of trustees, certifies that this notice is complete and accurate and in compliance with Section 629 and 629.1 of the TSX Company Manual. This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

DATED on the 11th day of December, 2007.

(signed) Mark Hounsell

Name: Mark Hounsell
Title: Vice President, General Counsel and Corporate Secretary, Aeroplan Holding GP Inc., as attorney of Aeroplan Income Fund

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Aeroplan Income Fund Announces January 2008 Distribution

MONTREAL, Jan. 15 /CNW Telbec/ - Aeroplan Income Fund (TSX: AER.UN) announced today that a cash distribution in the amount of $0.07 per Fund unit, covering the period from January 1 to January 31, 2008, will be paid on February 15, 2008 to unitholders of record at the close of business on January 31, 2008.

About Aeroplan Income Fund

Aeroplan Income Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario. Aeroplan Income Fund is the owner of Aeroplan Limited Partnership, Canada's premier loyalty marketing company and operator of the Aeroplan loyalty program and Loyalty Management Group, operator of Nectar, the United Kingdom's largest customer reward program.

About Aeroplan

Aeroplan, Canada's premier loyalty marketing company and operator of the Aeroplan loyalty program, is dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership. Aeroplan's millions of members earn Aeroplan Miles with its network of more than 70 world-class partners, representing more than 150 brands in the financial, retail, and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards, and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide In 2007 alone, more than 1.5 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise, and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles at least once in any consecutive twelve-month period.

For more information about Aeroplan, please visit www.aeroplan.com.

About Nectar

Nectar is the United Kingdom's largest customer reward program. Half of the UK's households participate in the Nectar program and 19 Nectar cards are swiped by the program's members every second of every day. With 15 partners, Nectar covers over 40 per cent of an average UK household's expenditure. Nectar also operates an online loyalty programme, Nectar eStores, which offers Nectar points from 200 online retailers including Amazon.co.uk and Nectar Business which offers small businesses additional opportunities to earn Nectar points on business purchases.

For more information about Nectar, please visit www.nectar.com.
%SEDAR: 00022208EF

/For further information: Michèle Meier, (514) 205-7028, michele.meier(at)aeroplan.com/
(AER.UN.)

CO: AEROPLAN INCOME FUND; AEROPLAN

CNW 07:00e 15-JAN-08

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Aeroplan Income Fund to Release Results in Early March

MONTREAL, Jan. 16 /CNW Telbec/ - Aeroplan Income Fund (TSX: AER.UN) announced today that it will release its year ended December 31, 2007 financial results on March 4, 2008. As a result of the recent acquisition of Loyalty Management Group Limited, the U.K. based operator of the Nectar reward program, which closed on December 20, 2007, the Fund has a statutory requirement to file a business acquisition report (BAR) with the securities regulatory authorities. The Fund will be reporting its December 31, 2007 results concurrently with the filing of the BAR.

About Aeroplan Income Fund

Aeroplan Income Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario. Aeroplan Income Fund is the owner of Aeroplan Limited Partnership, Canada's premier loyalty marketing company and operator of the Aeroplan loyalty program and Loyalty Management Group Limited, operator of Nectar, the United Kingdom's largest customer reward program.

About Aeroplan

Aeroplan is dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership. Aeroplan's millions of members earn Aeroplan Miles with its network of more than 70 world-class partners, representing more than 150 brands in the financial, retail, and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards, and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2007 alone, more than 1.5 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise, and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles at least once in any consecutive twelve-month period.
For more information about Aeroplan, please visit www.aeroplan.com.

About Nectar

Nectar is the United Kingdom's largest customer reward program. Half of the UK's households participate in the Nectar program and 19 Nectar cards are swiped by the program's members every second of every day. With 15 partners, Nectar covers over 40 per cent of an average UK household's expenditure. Nectar also operates an online loyalty programme, Nectar eStores, which offers Nectar points from 200 online retailers including Amazon.co.uk and Nectar Business which offers small businesses additional opportunities to earn Nectar points on business purchases.
For more information about Nectar, please visit www.nectar.com.
%SEDAR: 00022208EF

/For further information: Media: Michele Meier, (514) 205-7028, michele.meier(at)aeroplan.com; Analysts: Trish Moran, (416) 352-3728, trish.moran(at)aeroplan.com/
(AER.UN.)

CO: AEROPLAN INCOME FUND; AEROPLAN

CNW 18:07e 16-JAN-08

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
LMG acquires controlling interest in Middle East Air Miles programme

MONTREAL, Canada and LONDON, UK, Jan. 17 /CNW Telbec/ - Aeroplan Income Fund (Aeroplan) (TSX: AER.UN) and its wholly-owned subsidiary, Loyalty Management Group (LMG), owner and operator of Nectar, today announced LMG's first international acquisition transaction by increasing its stake in Rewards Management Middle East Limited (RMMEL).

LMG has purchased an additional participation of 40% in RMMEL, the operator of Air Miles programmes in the UAE, Qatar and Bahrain, for a purchase price of AED40 million ((pnds stlg)5.3 million), which values RMMEL at AED100 million ((pnds stlg)13.3 million). As a result of this transaction, LMG will own 60% of RMMEL.

RMMEL was founded in 2000 by LMG, HSBC and Al-Seer (owner of the Spinney's supermarket chain in Dubai) as shareholders, in order to launch an Air Miles-branded retail coalition loyalty programme in the region. LMG acquired the 40 percent ownership held by Al-Seer, increasing LMG's total participation to 60 percent. The remaining 40 percent will continue to be held by HSBC. As part of the transaction, both HSBC and Al-Seer, who are participants in the Air Miles programme in the region, have renewed long-term contracts.

LMG CEO Alex Moorhead said: "LMG looks forward to continuing its strong relationship with HSBC and working more closely with the RMMEL Management team to consolidate its loyalty leadership position in this fast growing region."

"It is a perfect example of executing our international strategy to become the global leader in the management of loyalty programmes," added Rupert Duchesne, President and CEO of Aeroplan.

The Air Miles Middle East programme is currently receiving over 15,000 new membership applications per month. RMMEL also operates the 'my reward' points schemes for HSBC in Egypt, Jordan, Oman and Lebanon. Current RMMEL management and day-to-day operations will remain unaffected.

About Aeroplan Income Fund

Aeroplan Income Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario. Aeroplan Income Fund is the owner of Aeroplan Limited Partnership, Canada's premier loyalty marketing company and operator of the Aeroplan loyalty program and Loyalty Management Group Limited, operator of Nectar, the United Kingdom's largest customer reward program.

For more information about Aeroplan, please visit www.aeroplan.com

About LMG

LMG is based in the United Kingdom and develops, owns and manages large retail-based customer reward programs and provides customer data driven marketing services to retailers, FMCGs and service providers worldwide. The group owns and operates the Nectar brand, the United Kingdom's largest customer reward program, and also owns the Air Miles trademark around the world. It employs approximately 200 staff at its HQ in London and has operations in Newcastle, England and Mumbai, India.

For more information about LMG, please visit www.loyalty.co.uk.
%SEDAR: 00022208EF

/For further information: Media: LMG: Megan Ratcliffe, +44 020 7152 4881, m.ratcliffe(at)loyalty.co.uk; Rowena Denham, +44 020 7544 3014, rowena.denham(at)fishburn-hedges.co.uk; Russell Saunders, +44 020 7544 3025, russell.saunders(at)fishburn-hedges.co.uk; Aeroplan: Michèle Meier, (514) 205-7028, michele.meier(at)aeroplan.com; Analysts: Aeroplan, Trish Moran, (416) 352-3728, trish.moran(at)aeroplan.com/

(AER.UN.)

CO: AEROPLAN; AEROPLAN INCOME FUND; loyalty management group (lmg)

CNW 16:30e 17-JAN-08

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
LMG, Aeroplan's wholly-owned subsidiary, announces end of Debenhams contract

MONTREAL, Canada and LONDON, UK Feb. 1 /CNW Telbec/ - Aeroplan Income Fund (Aeroplan) (TSX: AER.UN) and its wholly-owned subsidiary, Loyalty Management Group (LMG), owner and operator of Nectar, today announced Nectar and department store, Debenhams, will not be renewing their contract upon its expiry on February 15, 2008.

Rupert Duchesne, President and CEO, Aeroplan, confirmed today that "notwithstanding the loss of Debenhams, Aeroplan's financial guidance for LMG issued at the time of the acquisition remains unchanged."

Nectar is a constantly changing and dynamic business and will look to develop opportunities for its collectors to earn Nectar points with clothing and department stores both online and the high street.

The expiry of the Debenhams contract from the programme will not affect Nectar collectors' ability to collect or redeem Nectar points at other retail outlets outside Debenhams. Nectar Points will not be issued or redeemed at Debenhams after February 15, 2008.

About Aeroplan Income Fund

Aeroplan Income Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario. Aeroplan Income Fund is the owner of Aeroplan Limited Partnership, Canada's premier loyalty marketing company and operator of the Aeroplan loyalty program and Loyalty Management Group Limited, operator of Nectar, the United Kingdom's largest customer reward program.

For more information about Aeroplan, please visit www.aeroplan.com

About LMG

LMG is based in the United Kingdom and develops, owns and manages large retail-based customer reward programs and provides customer data driven marketing services to retailers, CPGs and service providers worldwide. The group owns and operates the Nectar brand, the United Kingdom's largest customer reward program. It also majority owns the Air Miles programme in the Middle East as well as owning the Air Miles trademark around the world. It employs approximately 250 staff at its HQ in London and has operations in Newcastle, England and Mumbai, India.

For more information about LMG, please visit www.loyalty.co.uk.

About Nectar

Nectar is the UK's leading coalition loyalty program with multiple partners representing grocery, fuel, energy, entertainment and credit card sectors. 50% of UK households participate in the program and 19 Nectar cards are swiped every second of every day. Nectar has given back over (pnds stlg)1 billion worth of rewards to its collectors since its launch in September 2002.

%SEDAR: 00022208EF

/For further information: Media: LMG: Megan Ratcliffe, +44 020 7152 4881, m.ratcliffe(at)loyalty.co.uk; Rowena Denham, +44 020 7544 3014, rowena.denham(at)fishburn-hedges.co.uk; Russell Saunders, +44 020 7544 3025, russell.saunders(at)fishburn-hedges.co.uk; Aeroplan: Michèle Meier, (514) 205-7028, michele.meier(at)aeroplan.com; Analysts: Aeroplan: Trish Moran, (416) 352-3728, trish.moran(at)aeroplan.com/

(AER.UN.)

CO: AEROPLAN INCOME FUND; AEROPLAN

CNW 07:00e 01-FEB-08

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Aeroplan Income Fund announces February 2008 distribution

MONTREAL, Feb. 15 /CNW Telbec/ - Aeroplan Income Fund (TSX: AER.UN) announced today that a cash distribution in the amount of $0.07 per Fund unit, covering the period from February 1 to February 29, 2008, will be paid on March 17, 2008 to unitholders of record at the close of business on February 29, 2008.

About Aeroplan Income Fund

Aeroplan Income Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario. Aeroplan Income Fund is the owner of Aeroplan Limited Partnership, Canada's premier loyalty marketing company and operator of the Aeroplan loyalty program and Loyalty Management Group Limited, operator of Nectar, the United Kingdom's largest customer reward program.

About Aeroplan

Aeroplan is dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership. Aeroplan's millions of members earn Aeroplan Miles with its network of more than 70 world-class partners, representing more than 150 brands in the financial, retail, and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards, and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2007 alone, more than 1.5 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise, and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles at least once in any consecutive twelve-month period.
For more information about Aeroplan, please visit www.aeroplan.com.

About Nectar

Nectar is the United Kingdom's largest customer reward program. Half of the UK's households participate in the Nectar program and 19 Nectar cards are swiped by the program's members every second of every day. With 15 partners, Nectar covers over 40 per cent of an average UK household's expenditure. Nectar also operates an online loyalty programme, Nectar eStores, which offers Nectar points from 200 online retailers including Amazon.co.uk and Nectar Business which offers small businesses additional opportunities to earn Nectar points on business purchases.
For more information about Nectar, please visit www.nectar.com.
%SEDAR: 00022208EF

/For further information: Michèle Meier, (514) 205-7028, michele.meier(at)aeroplan.com/
(AER.UN.)

CO: AEROPLAN INCOME FUND; AEROPLAN

CNW 07:00e 15-FEB-08

News Release





Aeroplan Income Fund Reports 2007 Year-End and Fourth Quarter Results

Montreal, QC, March 4, 2008 – Aeroplan Income Fund (Fund) (TSX: AER.UN) today reported its 2007 consolidated year-end and fourth quarter results.

2007 Financial Highlights (Aeroplan Limited Partnership)

- Gross billings of $952.2 million, a year over year increase of 11.8%
- Operating income $189.7 million, or a 35.1% annual increase
- Adjusted EBITDA* $252.1 million, an annual increase of 16.5%
- Distributable cash* $245.7 million, or a 23.2% annual increase

Fourth Quarter 2007 Financial Highlights (Aeroplan Limited Partnership)

- Gross billings of $248.4 million, up 9.6 % from the comparative period
- Operating income $46.3 million, or a 24.1 % increase
- Adjusted EBITDA* $64.1 million, up 12.5 % from the comparative period
- Distributable cash* $59.4 million, or a 12.1 % increase

"2007 was the third consecutive year of solid double-digit financial growth," said Rupert Duchesne, President and Chief Executive Officer. "We launched new partners in different sectors and various promotions with significant retailers. The year culminated with our strategic acquisition of Loyalty Management Group paving the way to attaining a worldwide leadership position in loyalty management."

Financial Performance (Aeroplan Limited Partnership)

Gross billings from the sale of Aeroplan Miles grew 11.8 % to $952.2 million, compared to $851.9 million in 2006. Fourth quarter gross billings went from $226.7 million in 2006 to $248.4 million in 2007, a 9.6 % quarter over quarter increase as a result of general growth in consumer spending experienced through credit and charge cards issued by Aeroplan's accumulation partners and continued momentum in the travel industry.

.../2

* See section entitled Non-GAAP Measures

For the full fiscal year, operating income amounted to $189.7 million in 2007 compared to $140.5 million in 2006 or a 35.1 % increase. For the fourth quarter, operating income amounted to $46.3 million, compared to $37.3 million for the corresponding quarter of 2006, a 24.1 % increase, mainly attributable to higher reward redemption activity, a higher proportion of Aeroplan Miles redeemed, offset in part by the slight increase in redemption costs.

At year end, the Fund had $456.0 million of cash and cash equivalents and $123.4 million of short-term investments, for a total of $579.4 million compared to $619.7 million held by the Aeroplan Limited Partnership at the end of 2006. The Aeroplan Miles redemption reserve of $400.0 million is included in this amount.

On a year over year basis, adjusted EBITDA and distributable cash amounted to $252.1 million and $245.7 million, respectively, compared to $216.4 million and $199.4 million in 2006, respectively. In the fourth quarter, adjusted EBITDA amounted to $64.1 million compared to $57.0 million in the fourth quarter of 2006 and distributable cash was $59.4 million compared to $53.0 million for the fourth quarter of 2006.

Fourth Quarter 2007 Key Operational Achievements

Acquisitions

Loyalty Management Group

On December 20, 2007, the Fund acquired privately-held Loyalty Management Group Limited (LMG) for a purchase price of £355.1 million ($715.4 million). LMG is the leading loyalty marketing and customer-driven insight and analysis company that owns and operates the Nectar loyalty program in the United Kingdom.

LMG operates in three main areas: Nectar, Insight & Communication (I&C) and Rewards Management Middle East (RMMEL). LMG also owns the worldwide rights, trademarks and other intellectual property of the Air Miles brand and receives royalty income from these assets. The Nectar Program is the United Kingdom's largest loyalty program and only significant coalition loyalty program. It was launched in September 2002 and enables its over 10 million active members to earn points for making everyday household purchases at leading retailers and service providers. The I&C business was established in 2007 to provide analytical services to retailers and their suppliers. RMMEL manages loyalty programs under the Air Miles Trademark in Middle Eastern markets, principally the United Arab Emirates, Bahrain and Qatar.

The acquisition of LMG provides the Fund with an unparalleled breadth of retail, financial services, travel, as well as data analytics skills and experience as well as a leading position in one of the most important and active loyalty markets in the world.

The two loyalty programs, Nectar and Aeroplan, continue to be operated separately. Members' participation in their respective program is unaffected.

.../3

Rewards Management Middle East Limited (RMMEL)

On January 17, 2008, the Fund purchased an additional participation of 40% in RMMEL for a purchase price of AED40 million ($11.2 million). As a result of this transaction, the Fund now holds 60% of RMMEL.

The Fund will continue to pursue international expansion opportunities.

Carbon Offset Program

Aeroplan Limited Partnership (Aeroplan) launched its Carbon Offset Program - another loyalty industry first during December 2007. Under this program, Aeroplan members can use their miles to offset emissions generated by their flights and everyday activities. Aeroplan matches all miles redeemed for carbon offset credits by 20 per cent and transfers the total sum to the Carbon Reduction Fund (www.carbonreductionfund.org), an independent, non-profit organization with the mission of funding only the highest-quality offset projects.

Aeroplan launched the Carbon Offset Program by contributing more than 2.5 million Aeroplan Miles to the Carbon Reduction Fund. Aeroplan's partners American Express and CIBC have also generously contributed to the program's launch, each donating 2 million Aeroplan Miles.

Partnerships

Air China and Shanghai Airlines

Aeroplan welcomed Air China and Shanghai Airlines as travel partners, bringing Aeroplan's roster of airline partners to 29.

Bell Canada

Aeroplan and Bell Canada announced the end of their agreement to offer Aeroplan Miles to Bell Canada customers as of January 2008. In the same month, Aeroplan and Primus, the largest alternative communications carrier in Canada, announced a multi-year national partnership which allows Aeroplan Members to accumulate Aeroplan Miles across Primus' entire range of consumer products and services. Members may earn three Aeroplan Miles for every dollar spent on Primus' suite of products and services, including home phone, long distance, wireless, and internet services, as well as Primus' bundled offerings. Aeroplan Members can also earn valuable bonus Aeroplan Miles when they sign up for Primus services.

.../4

New Non-Flight Rewards

Aeroplan announced that Starwood Hotels will offer Aeroplan members a totally web-based means to search for, book and confirm hotel stays using Aeroplan Miles. The new seamless process eliminates the need for vouchers and coupons and, because the process is immediate, there is no longer a need to book days in advance or call the hotel chain to make a reservation. Aeroplan is the only loyalty program in Canada to offer this level of self-service options for booking travel, including flight, car and hotel rewards.

ACE Secondary Offering

On October 22, 2007, ACE Aviation Holdings Inc. (ACE) sold an aggregate of 22.0 million Fund units at a price of $21.90 per unit, for gross proceeds of $481.8 million. The Fund did not receive any of the proceeds from this secondary offering by ACE. ACE retains 40,292,088 Fund units, representing 20.1% of the 199,968,791 units issued and outstanding.

Corporate Structure

To ensure that the Fund's capital structure is efficient and that unitholder value is being maximized, the Board of Trustees and the Board of Directors have requested that management retain independent financial advisors to conduct an in-depth analysis to consider a potential reorganization of the Fund's income trust structure to a corporate structure. Although no final decision has been made at this time, the review may lead to a recommendation in the near future that unitholders approve a conversion to a corporation.

Non-GAAP Measures

In order to provide a better understanding of the results, the following terms are used:

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")

EBITDA adjusted for certain factors particular to the business, such as changes in deferred revenue and future redemption costs ("Adjusted EBITDA") is used by management to evaluate performance, and is used in measuring compliance with debt covenants and in making decisions relating to distributions to unitholders. Management believes Adjusted EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods and non-operating factors such as historical cost.

.../5

Adjusted EBITDA is a non-GAAP measurement and may not be comparable with similar measures reported by other entities, and is not considered an alternative to operating income or net income in measuring performance. For reconciliation with GAAP, please refer to the selected Annual Information and reconciliation of Adjusted EBITDA and Distributable Cash. Adjusted EBITDA should not be used as an exclusive measure of cash flow because it does not account for the impact of working capital growth, capital expenditures, debt repayment and other sources and uses of cash, which are disclosed in the statements of cash flows.

Refer to the *Selected Annual Information and Reconciliation of Adjusted EBITDA and Distributable Cash* for a summary of operating results and reconciliation of Adjusted EBITDA and Distributable Cash.

Distributable Cash

Distributable cash is a non-GAAP measure generally used by Canadian open-ended trusts as an indicator of financial performance, and it should not be seen as a measurement of liquidity or a substitute for comparable metrics prepared in accordance with GAAP. Distributable cash may differ from similar calculations as reported by other entities and, accordingly, may not be comparable to distributable cash as reported by such entities.

The Fund intends to make equal monthly distributions to its partners of record on the last business day of each month. Management and the board of directors will periodically review cash distributions in order to take into account current and prospective performance.

Refer to the attached schedule for a reconciliation of Distributable Cash to cash flows from operations.

The annual financial statements and the Investor Presentation, as well as unaudited supplementary financial information will be accessible on the investor relations website at aeroplan.com.

Quarterly Investor Conference Call / Audio Webcast

The Fund will hold an analyst call at 14:30 a.m. (Eastern Standard Time) on Tuesday March 4, 2008 to discuss its fourth quarter and year-end results. The call may be accessed by dialling 416-340-2217 within the Toronto area, or 1-866-696-5910 (toll free) outside of Toronto. The call will be simultaneously audio webcast at http://events.startcast.com/events/20/B0058.

The conference call webcast and a presentation to investors and analysts will be archived on the investor relations website at www.aeroplan.com. A playback of the call can also be accessed until April 4, 2008 by dialling 416-695-5800, pass code 3238698#, from within the Toronto area, or 1-800-408-3053, pass code 3238698#, outside of Toronto.

.../6

About Aeroplan Income Fund

Aeroplan Income Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario. Aeroplan Income Fund is the owner of Aeroplan Limited Partnership, Canada's premier loyalty marketing company and operator of the Aeroplan loyalty program and Loyalty Management Group Limited, operator of Nectar, the United Kingdom's largest customer reward program.

For more information about the Fund, please visit www.aeroplan.com

About Aeroplan

Aeroplan, Canada's premier loyalty marketing company and operator of the Aeroplan loyalty program, is dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership. Aeroplan's millions of members earn Aeroplan Miles with its network of more than 70 world-class partners, representing more than 150 brands in the financial, retail, and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards, and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2007 alone, more than 1.5 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise, and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles at least once in any consecutive twelve-month period.

For more information about Aeroplan, please visit www.aeroplan.com.

About LMG

LMG is based in the United Kingdom and develops, owns and manages large retail-based customer reward programs and provides customer data driven marketing services to retailers, CPGs and service providers worldwide. The group owns and operates the Nectar brand, the United Kingdom's largest customer reward program. It also majority owns the Air Miles programme in the Middle East as well as owning the Air Miles trademark around the world. It employs approximately 250 staff at its HQ in London and has operations in Newcastle, England and Mumbai, India.

For more information about LMG, please visit www.loyalty.co.uk.

.../7

Caution Concerning Forward-Looking Statements

This news release should be read in conjunction with Fund's 2007 year-end and fourth quarter MD&A dated March 3, 2008 filed with Canadian securities regulatory authorities (available at www.sedar.com). Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business and its corporate structure. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, dependency on top accumulation partners, Air Canada or travel industry disruptions, reduction in activity, usage and accumulation of Aeroplan Miles, greater than expected redemptions for rewards, industry competition, supply and capacity costs, unfunded future redemption costs, changes to the Aeroplan and Nectar Programs, seasonal nature of the business, regulatory matters, VAT appeal, control of the Fund, restrictions on certain unitholders and liquidity of units, future sales or distributions of units by ACE Aviation Holdings Inc., income tax matters, conversion to corporate structure, as well as the other factors identified throughout the MD&A. The forward-looking statements contained in this discussion represent the Fund's expectations as of March 3, 2008, and are subject to change after such date. However, the Fund disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

- 30 -

For more information, please contact:

Media
Michèle Meier
514-205-7028
michele.meier@aeroplan.com

Analysts
Trish Moran
416-352-3728
trish.moran@aeroplan.com

SELECTED ANNUAL INFORMATION AND RECONCILIATION OF ADJUSTED EBITDA AND DISTRIBUTABLE CASH

(in thousands, except miles, unit and per unit information)	December 31,			Year over year % Δ	
	2007[3]	2006[4]	2005[4]	2007 over 2006	2006 over 2005
Number of Aeroplan Miles issued (in billions)	***78.1***	***69.7***	***62.6***	***12.1***	***11.3***
Number of Total Miles redeemed (in billions)	***66.0***	***57.8***	***52.2***	***14.2***	***10.7***
Number of Aeroplan Miles redeemed (in billions)	***59.1***	***49.3***	***40.4***	***19.9***	***22.0***
Gross Billings from the sale of Aeroplan Miles	**$952,165**	**$851,851**	**$754,786**	***11.8***	***12.9***
Aeroplan Miles revenue	848,665	709,269	582,883	19.7	21.7
Tier management, contact centre management and marketing fees from Air Canada	9,371	10,121	12,666	(7.4)	(20.1)
Other revenue	48,379	49,997	44,352	(3.2)	12.7
Total revenue	906,415	769,387	639,901	17.8	20.2
Cost of rewards	(540,061)	(465,254)	(397,042)	16.1	17.2
Gross margin	366,354	304,133	242,859	20.5	25.2
Selling, general and administrative	(164,841)	(149,406)	(132,459)	10.3	12.8
Depreciation and amortization	(11,804)	(14,260)	(8,491)	(17.2)	67.9
Operating income before amortization of accumulation partners' contracts and technology	**$189,709**	**$140,467**	**$101,909**	**35.1**	**37.8**
Depreciation and amortization	11,804	14,260	8,491		
Change in deferred revenue					
Gross Billings from the sale of Aeroplan Miles	952,165	851,851	754,786		
Aeroplan Miles revenue	(848,665)	(709,269)	(582,883)		
Change in Future Redemption Costs[1]					
(Change in Net Aeroplan Miles outstanding x Average cost of rewards per Mile for the period)	(52,916)	(80,915)	(114,165)	(34.6)	(29.1)
Adjusted EBITDA	**$252,097**	**$216,394**	**$168,138**	**16.5**	**28.7**
Net Interest Income (Expense)	9,889	4,941	(666)	100.1	841.9
Maintenance Capital Expenditures	(16,325)	(21,923)	(15,284)	(25.5)	43.4
Distributable Cash	**$245,661**	**$199,412**	**$152,188**	**23.2**	**31.0**
Standardized Distributable Cash [6]	**$291,920**	**$299,054**	**$305,084**	**(2.4)**	**(2.0)**
Weighted average number of units (Fund)	**190,023,236**	**199,707,713[2]**	**187,739,727[2]**		
Distributable Cash per unit	**$1.29**	**$1.00**	**$0.81**	**29.0**	**23.4**
Standardized Distributable Cash per unit	**$1.54**	**$1.50**	**$1.63**	**2.7**	**(8.0)**
Adjusted net earnings[5] = Net earnings, in accordance with GAAP + amortization of accumulation partners' contracts and technology + income taxes	**185,435**	**$143,529**	**$100,304**	**29.2**	**43.1**
Earnings per unit, in accordance with GAAP, adjusted for amortization of accumulation partners' contracts and technology and income taxes	**$0.98**	**$0.72**	**$0.53**	**36.1**	**35.8**
Total assets (Fund)	**$6,118,340**	**$824,383**	**$674,221**		
Total long-term liabilities (Fund)	**$1,579,297**	**$967,921**	**$944,183**		
Total monthly distributions declared, post offering (Partnership)	**168,000**	**$146,460**	**$70,740**	**14.7**	**107.0**
Total monthly distributions declared per unit, post offering	**$0.84**	**$0.73**	**$0.38**	**15.1**	**92.1**
Distributions declared, pre-offering	**-**	**-**	**$311,000**		

(1) The per unit cost derived from this calculation is retroactively applied to all prior periods with the effect of revaluing the liability on the basis of the latest available average unit cost;
(2) Represents weighted average number of units outstanding for the Partnership, as the YTD weighted average number of units for the Fund is not comparative;
(3) Has been derived by adding the results of the Partnership prior to March 14, 2007 to the results of the Fund for the year;
(4) 2006 and 2005 results presented for comparative purposes are those of the Partnership;
(5) Adjusted net earnings is a non-GAAP measurement;
(6) Has been derived by adding the results of the Partnership prior to March 14, 2007 to the results of the Fund for the year excluding the effect of LMG.

RECONCILIATION OF CASH FLOWS FROM OPERATIONS TO STANDARDIZED DISTRIBUTABLE CASH AND DISTRIBUTABLE CASH

	Years ended December 31,	
(in thousands)	2007[3]	2006[4]
Cash flows from operations	$308,245	$320,977
Maintenance Capital Expenditures	(16,325)	(21,923)
Standardized Distributable Cash	291,920	299,054
Changes in non-cash working capital items[1]	5,226	(17,579)
Stock Based compensation[1]	(3,632)	(3,621)
Funding of stock-based compensation plans[1]	5,063	(2,473)
Change in future redemption costs[2]	(52,916)	(80,915)
Distributable Cash	$245,661	$199,412
Distributions declared	$168,000	$146,460
Payout ratio – *Distributions declared / Standardized Distributable Cash*	58%	49%
Payout ratio – *Distributions declared / Distributable Cash*	68%	73%
Standardized Cumulative Distributable Cash since IPO (June 29, 2005)	768,578	476,658
Cumulative distributions declared since IPO	385,200	217,200
Cumulative payout ratio since inception	50%	46%

(1) The impact of the respective items is considered in the calculation of Standardized Distributable Cash but they are not part of the Distributable Cash definition in accordance with the Limited Partnership Agreement. This eliminates the potential impact of timing distortions relating to the respective items;
(2) Changes in future redemption costs are included to reflect the expected change in the future redemption liability on the basis of the most recently experienced redemption costs;
(3) Represents cash flows from operations generated by the Partnership;
(4) 2006 results presented for comparative purposes are those of the Partnership.

SUMMARY OF QUARTERLY RESULTS

This schedule includes sequential quarterly data for the eight quarters ended December 31, 2007.

(in thousands, except per unit amounts)	2007				2006			
(unaudited)	Q4	Q3	Q2[2]	Q1[2]	Q4[2]	Q3[2]	Q2[2]	Q1[2]
	$	$	$	$	$	$	$	$
Gross Billings	**248,380**	**236,877**	**238,931**	**227,977**	**226,728**	**211,245**	**212,376**	**201,502**
Total revenue	**221,578**	**219,239**	**220,284**	**245,314**	**208,404**	**178,391**	**182,534**	**200,058**
Cost of rewards	129,181	127,205	128,541	155,134	120,160	107,741	112,470	124,883
Gross margin	92,397	92,034	91,743	90,180	88,244	70,650	70,064	75,175
Selling, general and administrative expenses	43,017	40,713	41,707	39,403	47,451	34,464	34,948	32,438
Depreciation and amortization	3,059	3,230	2,811	2,704	3,479	3,155	3,884	3,742
Operating income before amortization of accumulation partners' contracts and technology	46,321	48,091	47,225	48,073	37,314	33,031	31,232	38,995
Amortization of accumulation partners' contracts and technology	18,112	18,112						
Operating income	28,209	29,979	47,225	48,073	37,314	33,031	31,232	38,995
Adjusted net earnings[3] = Net earnings, in accordance with GAAP + amortization of accumulation partners' contracts and technology + income taxes	44,809	51,371	49,450	50,116	38,469	34,320	31,755	38,985
Net earnings	**51,697**	**32,259**	**49,450**	**50,116**	**38,469**	**34,320**	**31,755**	**38,985**
Adjusted EBITDA	64,131	64,519	65,171	59,980	56,975	53,359	51,470	54,390
Standardized Distributable Cash	47,894	89,667	68,163	70,856	94,769	100,969	63,441[1]	39,875[1]
Standardized Distributable Cash per unit	0.24	0.45	0.34	0.36	0.47	0.50	0.32	0.20
Distributable Cash	59,380	63,015	64,886	60,120	52,996	50,664	47,073[1]	48,374[1]
Distributable Cash per unit	0.30	0.32	0.33	0.30	0.27	0.25	0.24	0.24
Earnings per unit, in accordance with GAAP - Fund	0.26	0.16	(0.68)	0.16	0.13	0.07	0.11	0.16
Earnings per unit, in accordance with GAAP - Partnership	0.24	0.26	0.25	0.25	0.19	0.17	0.16	0.19

(1) Maintenance capital expenditures included in Distributable Cash for Q1 and Q2 2006 have been restated to reflect the actual amount of maintenance capital expenditures incurred in each period. The amounts previously reported were based upon a pro-ration of the estimated yearly spend;
(2) Results presented for comparative purposes are those of the Partnership;
(3) Adjusted net earnings is a non-GAAP measurement.


aeroplan

income fund

Management's Discussion & Analysis
of Financial Condition and Results of Operations

For the years ended
December 31st
2007 and 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Aeroplan Income Fund (the "Fund") earns income from its interest in Aeroplan Limited Partnership (the "Partnership" or "Aeroplan") and its subsidiaries. The Fund's interest in the Partnership increased from 49.7% at December 31, 2006 to 79.7% at January 10, 2007, and to 100% at March 14, 2007. For the period up to March 13, 2007, the Fund accounted for its investment in the Partnership under the equity method and recorded its proportionate share of the Partnership's net earnings, calculated on the same basis as if they had been consolidated, taking into account the increases in ownership as step acquisitions from the date on which they occurred. As of March 14 2007, the Fund held a 100% interest in the Partnership and from that date consolidates the Partnership as a variable interest entity under existing guidelines established by the Canadian Institute of Chartered Accountants (the "CICA"). On December 20, 2007, the Fund acquired all of the outstanding shares of Loyalty Management Group Limited ("LMG") and from the date of acquisition the accounts of LMG are consolidated with the Fund. Since LMG's results of operations for the period from December 21, 2007 to December, 31, 2007 were not material, they are not included in the Fund's statement of operations. The following management's discussion and analysis of financial condition and results of operations (the "MD&A") presents a discussion of the financial condition and results of operations for the Fund.

The MD&A is prepared as at March 3, 2008 and should be read in conjunction with the accompanying audited consolidated financial statements of the Fund for the years ended December 31, 2007 and 2006 and the notes therein, and the consolidated financial statements of the Partnership and the related notes thereto for the year ended December 31, 2006.

The Fund is entirely dependent upon the operations and financial condition of the Partnership and its subsidiaries (which include LMG). The earnings and cash flows of the Fund are affected by certain risks. For a description of those risks, please refer to the "Risks and Uncertainties Affecting the Business" section.

This MD&A is in all material respects in accordance with the recommendations provided in the CICA's July 2007 publication, Standardized Distributable Cash in Income Trusts and Other Flow-Through Entities: Guidance on Preparation and Disclosure.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Forward-looking statements are included in this MD&A. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business and its corporate structure. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, dependency on top Accumulation Partners, Air Canada or travel industry disruptions, reduction in activity, usage and accumulation of Aeroplan Miles, greater than expected redemptions for rewards, industry competition, supply and capacity costs, unfunded Future Redemption Costs, changes to the Aeroplan and Nectar Programs, seasonal nature of the business, regulatory matters, VAT appeal, control of the Fund, restrictions on certain unitholders and liquidity of units, future sales or distributions of units by ACE Aviation Holdings Inc., income tax matters, conversion to corporate structure, as well as the other factors identified throughout this MD&A. The forward-looking statements contained in this discussion represent the Fund's expectations as of March 3, 2008, and are subject to change after such date. However, the Fund disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.



This MD&A contains the following sections:

GLOSSARY

"Aeroplan Miles" - the miles issued by Aeroplan since January 1, 2002, or the points issued by LMG under the Nectar Program;

"Air Canada Miles" - the miles issued by Air Canada prior to January 1, 2002;

"Accumulation Partners" – means Commercial Partners that purchase loyalty marketing services, including Aeroplan Miles;

"Aeroplan Mile Revenue" – consists of Redemption of Aeroplan Miles and Breakage;

"Aeroplan Program" - the loyalty marketing program owned and operated by Aeroplan;

"Average Cost of Rewards per Mile" – For any reporting period, equals the cost of rewards for the period divided by the number of Aeroplan Miles redeemed for rewards during the period;

"Breakage" – Estimated Aeroplan Miles sold which are not expected to be redeemed. By its nature, Breakage is subject to estimates and judgement. Management's current best estimate of Breakage is 17% of Aeroplan Miles sold for the Aeroplan Program. The breakage rate associated with the Nectar Program is similar in magnitude to that of the Aeroplan Program. Breakage is recognized as revenue over the estimated life of a mile, currently 30 months for the Aeroplan Program, which represents the average period elapsed between the sale of a mile and its redemption for rewards. The estimated life of a point issued under the Nectar Program is 15 months;

"Broken Miles" – Miles issued, but not expired and not expected to be redeemed;

"Change in Future Redemption Costs" – Change in the estimated Future Redemption Cost liability for any quarter (for interim periods) or fiscal year (for annual reporting purposes). For purposes of this calculation, the opening balance of the Future Redemption Cost liability is revalued by retroactively applying to all prior periods the latest available Average Cost of Rewards per Mile, experienced during the most recent quarter (for interim periods) or fiscal year (for annual reporting purposes). It is calculated by multiplying the change in estimated unbroken Aeroplan Miles outstanding between periods by the Average Cost of Rewards per Mile for the period;

"Commercial Partners" – means Accumulation Partners and Redemption Partners;

"Expired Miles" – miles that have been removed from members' accounts and are no longer redeemable;

"Future Redemption Costs" – Total estimated liability of the future costs of rewards for Aeroplan Miles which have been sold and remain outstanding, net of Breakage and valued at the Average Cost of Rewards per Mile, experienced during the most recent quarter (for interim periods) or fiscal year (for annual reporting purposes);

"GAAP"- Generally accepted accounting principles in Canada;

"Gross Billings" – Gross proceeds for the sale of Aeroplan Miles;

"Maintenance Capital Expenditures" – represent expenditures incurred to sustain operations or Productive Capacity;

"miles" – the miles issued under the Aeroplan Program by either Aeroplan or Air Canada or the points issued by LMG under the Nectar Program;

"Mileage Expiry Policy" – means the rules and conditions under the Aeroplan Program pursuant to which: (i) starting January 1, 2007, miles that are unused after 7 years (84 months) in a member's account will expire, and will be deducted from the total balance in the member's account. All miles issued prior to January 1, 2007 are considered as having been accumulated on December 31, 2006 for the purpose of the 7 year period, resulting in an expiry date of December 31, 2013 and, (ii) from July 1, 2007, members must transact with the Aeroplan Program, through either one accumulation or one redemption, at least once in the prior consecutive 12-month period, failing which accumulated miles in the account will be expired. Expired miles may be reinstated for an administrative fee of $30 plus $0.01 per restored mile;

"Nectar Program" – the loyalty marketing program owned and operated by LMG;

"Productive Capacity" – Encompasses Aeroplan's and LMG's leading market positions and brands; strong base of members; relationship with Commercial Partners; and technology and employees;

"Redemption of Aeroplan Miles" – means the triggering event used to recognize revenue on the redemption of Aeroplan Miles by members based on the cumulative average selling price of the accumulated Aeroplan Miles issued since January 1, 2002;

"Redemption Partners" – means Commercial Partners that offer air travel and other rewards to members upon redemption of miles;

"SIFT" – means specified investment flow-through entity;

"SIFT Rules" – means legislation forming part of Bill-C-52, Budget Implementation Act, 2007, implementing certain proposals announced by the Minister of Finance (Canada) on October 31, 2006 to change the manner in which certain flow-through entities and the distributions from such entities are taxed;

"Tier Management Fee" – Fee charged to Air Canada to administer Air Canada's top tier (Super Elite, Elite or Prestige) membership program;

"Total Miles" – All redeemable miles (including Broken but not Expired Miles), whether issued by Aeroplan or by Air Canada (prior to January 1, 2002) under the Aeroplan Program, or by LMG under the Nectar Program.



OVERVIEW

The Fund is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario on May 12, 2005 pursuant to its Declaration of Trust. The Fund is the owner of Aeroplan, Canada's premier loyalty marketing company and operator of the Aeroplan Program, and LMG, operator of the Nectar Program, the United Kingdom's largest customer reward program.

Aeroplan provides its Commercial Partners with loyalty marketing services designed to attract and retain customers and stimulate demand for such partners' products and services. Aeroplan's objective is to offer its Commercial Partners superior value relative to other marketing alternatives through access to its base of members and the design and execution of marketing programs aimed at increasing revenue, market share, and customer loyalty.

The Aeroplan Program is one of Canada's longest standing loyalty programs. It was founded in 1984 by Air Canada, Canada's largest domestic and full-service international airline, to manage the airline's frequent flyer program. Aeroplan benefits from its unique strategic relationship with Air Canada in addition to its contractual arrangements with leading Commercial Partners including AMEX, CIBC, Home Hardware, Imperial Oil (Esso), Star Alliance member airlines and numerous hotel chains and car rental companies.

Aeroplan offers its over four million active members the ability to accumulate Aeroplan Miles throughout its Accumulation Partner network through purchases of products and services. Aeroplan sells loyalty marketing services to its extensive network of Accumulation Partners, representing brands in credit and charge card, airline, and other industries. Today, credit and charge card partners generate the majority of Aeroplan's Gross Billings. Once members have accumulated a sufficient number of Aeroplan Miles, they can redeem through Aeroplan such Aeroplan Miles for air travel and other attractive rewards offered by Redemption Partners. Upon the redemption of Aeroplan Miles by its members, Aeroplan incurs the cost to acquire the desired rewards.

Historically, Aeroplan has experienced higher reward redemption activity in the first six months and greater mile accumulation in the last six months of the year.

January 1, 2007 marked the implementation of the first of the program changes announced in October 2006. These changes are principally related to mileage expiry and mileage accumulation. The changes have been designed to encourage members' active participation in the Aeroplan Program through accumulation and redemption.

Starting January 1, 2007, miles that are unused after 7 years (84-months) in a member's account will expire, and will be deducted from the total balance in the member's account. All miles issued prior to January 1, 2007 are considered as having been accumulated on December 31, 2006 for the purpose of the 7 year period, resulting in a potential expiry date of December 31, 2013.

From July 1, 2007, pursuant to the terms of the Mileage Expiry Policy, as announced in October 2006, members must transact with the Aeroplan Program, through either one accumulation or one redemption, at least once in the prior consecutive 12-month period, failing which, accumulated miles in the account will be expired. Prior to July 1, 2007, miles expired in those accounts that had no activity (accumulation or redemption) for the prior 36-months.

Expired miles may be reinstated for an administrative fee of $30 plus $0.01 per restored mile.



On December 3, 2007, the Fund announced that it had entered into an agreement to acquire LMG, a leading loyalty marketing and consumer-driven insight and analysis company that owns and operates the Nectar Program in the United Kingdom. The acquisition was concluded on December 20, 2007. LMG is primarily engaged in the operation of multi-partner coalition loyalty programs and the provision of related analytical services to retailers and their suppliers. LMG currently operates in the following principal areas:

- the Nectar Program;
- Insight & Communication; and
- Rewards Management Middle East Limited ("RMMEL")

LMG also owns the worldwide rights, trademarks and other intellectual property of the Air Miles brand and receives royalty income from these assets.

The Nectar Program is the United Kingdom's largest loyalty program and only significant coalition loyalty program. It was launched in September 2002 and enables its over 10 million active members to earn points for making everyday household purchases at leading retailers and service providers. Current Accumulation Partners include household names such as Sainsbury's, BP, American Express, EDF and Ford. Members can then redeem these points with Redemption Partners for rewards ranging from merchandise and shopping discounts to free flights and admissions to leisure attractions. The Nectar Program enables Accumulation Partners to improve customer loyalty, influence customer buying behaviour, improve marketing effectiveness and obtain customer data and analytics. Redemption Partners are able to access a discrete distribution channel and a large pool of customers.

The Insight & Communication business was established in 2007 to provide analytical services to retailers and their suppliers. The business combines customer data, usually, but not exclusively, generated through a loyalty card program, and electronic point of sale data generated when specific goods and services are purchased including their price, location and time of purchase at retailers purchase points. This data is then analysed and the insight generated used to enhance decision making in the pricing, ranging, assortment, supply and promotion of products for resale by large retail companies.

RMMEL manages loyalty programmes under the Air Miles Trademark. RMMEL operates in Middle Eastern markets, principally the United Arab Emirates, Bahrain and Qatar. The RMMEL business model is very similar to that of the Nectar Program. Sponsors in the program include domestic businesses such as Damas and the grocery retailer, Spinney's, as well as international companies such as HSBC, Bridgestone, Adidas and Hertz. On January 17, 2008 LMG increased its interest in RMMEL from the 20% held as at December 31, 2007 to 60%.

STRATEGY

The Fund's strategic vision and mission are:

To become the global leader in loyalty management; operating customer loyalty programs, providing exceptional insight into customer behaviour and delivering multi-channel communications to individual consumers.

The Fund intends to increase profitability by leveraging Aeroplan and LMG's market positions and strong base of members and Commercial Partners. The strategy in Aeroplan and Nectar is executed through the following initiatives:

- enhancing partner value proposition;
- increasing member engagement in the Aeroplan and Nectar Programs by providing new mileage accumulation opportunities and offering a wider range of rewards;
- recruiting new members by increasing brand awareness and continuously expanding and diversifying offered rewards;
- adding new travel-related and innovative value-added products, services and rewards.

The Fund is also well positioned to capitalize on Aeroplan and LMG's strong brands and value-added service offerings and to pursue development beyond the Aeroplan and Nectar Programs by:

- seeking to acquire interests in frequent flyer programs and customer loyalty programs in new geographic markets;
- developing start-up customer loyalty programs in new geographic markets;
- extending the range of services to loyalty program clients to enable them to leverage the data generated through such programs.

PERFORMANCE INDICATORS

Operating income

Revenue

The Fund derives its Gross Billings primarily from the sale of Aeroplan Miles to Accumulation Partners. A key characteristic of the business is that the gross proceeds received for the sale of Aeroplan Miles to partners, known as "Gross Billings", are deferred and recognized as revenue for GAAP purposes upon the redemption of Aeroplan Miles by the members. Based upon past experience, management anticipates that a number of Aeroplan Miles sold will never be redeemed by members. This is known as "Breakage". For those Aeroplan Miles that Aeroplan does not expect will be redeemed by members, Aeroplan recognizes revenue on a straight-line basis over the average estimated life of an Aeroplan Mile, currently estimated at 30 months for the Aeroplan Program and 15 months for the Nectar Program.

In addition, Aeroplan derives service fees for managing Air Canada's tier membership program for its most frequent flyers. Other revenue, consisting primarily of charges to members for various services, is recognized when the services are performed.

Cost of Rewards and Operating Expenses

Cost of rewards consists of the cost to purchase airline seats or other products or services from Redemption Partners in order to deliver rewards chosen by members upon redemption of their Aeroplan Miles. At that time, the costs of the chosen rewards are incurred and recognized. The total cost of rewards varies with the number of Aeroplan Miles redeemed and the cost of the individual rewards purchased in connection with such redeemed Aeroplan Miles.

The Average Cost of Rewards per Mile redeemed is an important measurement metric since a small fluctuation may have a significant impact on overall costs due to the high volume of miles redeemed.

Operating expenses incurred include contact centre operations, consisting primarily of salaries and wages, as well as advertising and promotion, information technology and systems and other general corporate expenses.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA adjusted for certain factors particular to the business, such as changes in deferred revenue and Future Redemption Costs ("Adjusted EBITDA"), is used by management to evaluate performance, to measure compliance with debt covenants and to make decisions relating to distributions to unitholders. Management believes Adjusted EBITDA assists investors in comparing the Fund's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods and non-operating factors such as historical cost.

Change in deferred revenue is calculated as the difference between Gross Billings less Aeroplan Miles revenue recognized as a result of reward redemption activity and recognition of Breakage.

Future Redemption Costs represent management's estimated future cost of rewards in respect of Aeroplan Miles sold which remain outstanding and unbroken at the end of any given period. Future Redemption Costs are revalued at the end of any given period by taking into account the most recently determined average unit cost per Aeroplan Mile redeemed for that period (cost of rewards / Aeroplan Miles redeemed) and applying it to the total unbroken Aeroplan Miles outstanding at the end of that period. As a result, Future Redemption Costs and the Change in Future Redemption Costs must be calculated at the end of any given period and for that period. The simple addition of sequential inter-period changes to arrive at a cumulative change for a particular period may result in inaccurate results depending on the fluctuation in the Average Cost of Rewards per Mile redeemed for the period in question.

Adjusted EBITDA is not a measurement based on GAAP, is not considered an alternative to operating income or net income in measuring performance, and is not comparable to similar measures used by other issuers. For a reconciliation to GAAP, please refer to the *SELECTED ANNUAL INFORMATION AND RECONCILIATION OF ADJUSTED EBITDA AND DISTRIBUTABLE CASH* included in the *Operating and Financial Results* section. Adjusted EBITDA should not be used as an exclusive measure of cash flow because it does not account for the impact of working capital growth, capital expenditures, debt repayments and other sources and uses of cash, which are disclosed in the statements of cash flows.

Standardized Distributable Cash

Standardized Distributable Cash is a non-GAAP measure recommended by the CICA in order to provide a consistent and comparable measurement of distributable cash across entities.

Standardized Distributable Cash is defined as cash flows from operating activities, as reported in accordance with GAAP, less adjustments for:

(a) total capital expenditures as reported in accordance with GAAP; and
(b) restrictions on distributions arising from compliance with financial covenants restrictive at the date of the calculation of Standardized distributable cash.

For a reconciliation to cash flows from operations please refer to the *RECONCILIATION OF CASH FLOWS FROM OPERATIONS TO STANDARDIZED DISTRIBUTABLE CASH AND DISTRIBUTABLE CASH* included in the *Operating and Financial Results* section.

Distributable Cash

Distributable cash is a non-GAAP measure generally used by Canadian open-ended trusts as an indicator of financial performance. It should not be seen as a measurement of liquidity or a substitute for comparable metrics prepared in accordance with GAAP. For reconciliation to cash flows from operations please refer to the *RECONCILIATION OF CASH FLOWS FROM OPERATIONS TO STANDARDIZED DISTRIBUTABLE CASH AND DISTRIBUTABLE CASH* included in the Operating and Financial Results section. Distributable cash may differ from similar calculations as reported by other entities and, accordingly, may not be comparable to distributable cash as reported by such entities.

CAPABILITY TO DELIVER RESULTS

The Fund operates in a relatively new industry with a limited number of industry players. As a result, there is limited availability of industry comparables and Productive Capacity benchmarks.

Capital Resources

The Fund generates sufficient cash flow internally to fund cash distributions, capital expenditures and to service its debt obligations. Management believes that the Fund's internally generated cash flows, combined with its ability to access external capital, provide sufficient resources to finance its cash requirements in the foreseeable future and to maintain available liquidity, as discussed in the *Liquidity and Capital Resources* section.

Non-capital Resources

The Fund's critical non-capital resources are its brands, its strong member bases, its relationships with Commercial Partners, its technology and its employees.

Leading Market Position and Brands

The Fund's leading market position and strong brands make it highly attractive to existing and potential Commercial Partners. Management believes that its brands are associated with an attractive base of consumers in terms of household income and spending habits.

Strong Bases of Members

The Fund benefits from growing bases of over 4 million and over 10 million active members in Canada and the U.K. respectively, with attractive demographics who have demonstrated a strong willingness to collect Aeroplan Miles over other loyalty program points.

Relationship with Commercial Partners

On a combined basis, the Aeroplan and Nectar Programs have over 85 Commercial Partners, representing over 170 brands, including leading financial services, travel services, retailers and consumer products and services companies. The terms of these contractual arrangements typically range from 2 to 5 years and are longer with Air Canada and certain financial services partners. Management believes that Commercial Partners benefit from members sustained purchasing behaviour, which translates into a recurring flow of Gross Billings.

Long-Term Strategic Relationship with Air Canada

Aeroplan benefits from its unique strategic relationship with Air Canada and its affiliation with the strong Air Canada brand. Aeroplan benefits from a long-term commercial agreement for the purchase of seat capacity from Air Canada and Jazz Air Limited Partnership ("Jazz"), at attractive rates based on its status as Air Canada's largest customer. This is of great importance as travel continues to be one of the most sought after rewards under the Aeroplan Program. In addition, not only does Aeroplan have access to Air Canada's passengers for the purpose of acquiring new Aeroplan members, it also has access to Air Canada's most affluent customers through the management of its frequent flyer tier membership program. As an exclusive benefit, Aeroplan also has the ability to offer qualified members access to Air Canada's global network of Maple Leaf airport lounges.

In addition, Air Canada is one of Aeroplan's leading Commercial Partners purchasing a high volume of Aeroplan Miles yearly for the purpose of awarding Aeroplan Miles to its customers. Aeroplan is Air Canada's exclusive loyalty marketing provider based in Canada.

Technology

Aeroplan and LMG rely on a number of sophisticated systems in order to operate the contact centres, manage and analyze the member data bases and redeem rewards (directly and through the websites). Through the use of technology, Aeroplan and LMG are able to increase operational efficiency, facilitate reward redemption for their members and offer value-added services to Commercial Partners. In addition, with the acquisition of LMG and through Insight and Communications, analytical services to retailers and their suppliers can also be provided.

Employees

Aeroplan and LMG benefit from a strong and experienced employee base, which is focused on driving growth and enhancing the franchises through value-added service offerings to members and Commercial Partners.

ORGANIZATIONAL STRUCTURE

The following chart illustrates the simplified legal structure of the Fund as at December 31, 2007 (including jurisdiction of establishment / incorporation of the various entities):

Public

79.9%

ACE Aviation Holdings Inc.
(Canada)

20.1%

Aeroplan
Income Fund
(Ontario)

100%

Aeroplan
Trust
(Ontario)

100.0%

Aeroplan Holding
GP Inc.
(Canada)

0.0000005%

99.9999995%

Aeroplan LP
(Québec)

100%

Loyalty Management Group
Limited (1)
(UK)

20%

Rewards Management
Middle East Free Zone LLC
(RMMEL)(2)

(1) For simplicity purposes, this diagram includes the consolidated group at the LMG level.

(2) In January 2008, an additional 40% interest in RMMEL was purchased by LMG, bringing the total ownership interest to 60%.



BASIS OF ACCOUNTING FOR THE INVESTMENT IN THE PARTNERSHIP

On December 31, 2006 the Fund held 49.7% or 99,454,165 units of the Partnership with ACE Aviation Holdings Inc. ("ACE") holding the remaining 50.3% or 100,545,835 units. On January 10, 2007 and March 14, 2007, ACE exchanged 60,000,000 and 40,545,835 Partnership units respectively for an equivalent number of Fund units pursuant to the investors' liquidity agreement dated June 29, 2005. As a result of these transactions, as at March 14, 2007, the Fund held 100% of the issued and outstanding units of the Partnership.

From March 3, 2006 up to March 13, 2007 the Fund accounted for its investment in the Partnership under the equity method and recorded its proportionate share of the Partnership's net earnings, calculated on the same basis as if they had been consolidated, taking into account the increases in ownership as step acquisitions under the purchase method of accounting for investments from the date on which they occurred. Prior to March 3, 2006, the Fund's investment in the Partnership was recorded at cost.

As a result of the March 14, 2007 transaction, the Fund holds a 100% interest in the Partnership and, on that date, became the primary beneficiary of the Partnership and therefore consolidates the Partnership, from that date, as a variable interest entity under existing guidelines established by the CICA.

Under the purchase method of accounting for investments, for each of the acquisition transactions, which increased the Fund's ownership in the Partnership, the difference between the purchase price and the net book value of the Partnership's assets, on the date of the respective transaction, was allocated to the fair value of identifiable assets, including finite and indefinite life intangible assets, and any remaining difference was allocated to goodwill. Management has identified the Accumulation Partners' contracts and technology as finite life intangibles and the trade name as an indefinite life intangible, and obtained independent valuations of their value at each transaction date.

As a result of the above noted March 14, 2007 transaction, ACE no longer holds Partnership units. Pursuant to an amendment to the Securityholders' Agreement entered into on March 14, 2007, between ACE, Aeroplan Trust and Aeroplan Holding GP Inc. ("Aeroplan GP"), ACE, as a holder of Fund units, will continue to have the right to appoint the majority of the directors of Aeroplan GP for as long as it holds, directly or indirectly, 20% or more of the issued and outstanding Aeroplan GP common shares. As at December 31, 2007, ACE, through its holding of 20.1% of the issued and outstanding Fund units, indirectly held 20.1% of the Aeroplan GP common shares.

The value of the identifiable assets and their estimated useful life is detailed as follows:

(in millions)	Fund's proportionate share						Estimated useful life (years)
	June 30, 2005	Mar. 3, 2006	Dec 28, 2006	Jan 10, 2007	Mar 14, 2007	Total	
	14.4%	10.3%	25.0%	30.0%	20.3%	100.0%	
	$	$	$	$	$	$	
Price per Unit	**10.00**	**12.40**	**17.00**	**17.97**	**19.40**		
Fair value of acquired interest in the Partnership	288.0	256.9	850.0	1,078.2	786.6	3,259.7	
Net book value of acquired interest in the Partnership	(140.7)	(102.2)	(250.0)	(300.0)	(200.5)	(993.3)	
Purchase price discrepancy, allocated as follows:	**428.7**	**359.1**	**1,100.0**	**1,378.2**	**987.0**	**4,253.1**	
Intangible Assets							
Finite life							
Accumulation Partners' contracts	175.7	125.7	400.0	480.0	326.4	1,507.7	15 and 25
Software and Technology	5.6	4.0	10.0	12.0	8.1	39.7	5
	181.3	129.7	410.0	492.0	334.5	1,547.5	
Indefinite life							
Trade name	37.4	26.8	70.0	84.0	56.8	275.0	Indefinite
Goodwill	210.0	202.7	620.0	802.2	595.8	2,430.6	Indefinite
	247.4	229.4	690.0	886.2	652.5	2,704.1	
	428.7	**359.1**	**1,100.0**	**1,378.2**	**987.0**	**4,253.1**	

Under the equity method of accounting, the Fund's proportionate share of the Partnership's net earnings for the period January 1, 2007 to March 13, 2007 of $19.2 million included an $11.2 million amortization charge for finite life intangibles (Accumulation Partner contracts and Software and technology). During that same period, distributions declared by the Partnership accruing to the Fund in the amount of $22.3 million reduced the carrying value of the Fund's investment in the Partnership.

Effective March 14, 2007 the Fund commenced consolidation of the results of the Partnership.

Throughout this MD&A, the 2006 results, presented for comparative purposes, are those of the Partnership.



ACQUISITION OF LMG

On December 20, 2007, consistent with the Fund's strategic objective *to become a leading player in loyalty management operating internationally,* it acquired all of the outstanding shares of LMG for a total consideration of £355.1 million ($715.4 million), including acquisition related costs of £8.1 million ($16.0 million). In addition, an amount of £27.1 million ($53.7 million) has been placed in escrow as contingent consideration, pending the outcome of LMG's outstanding Value Added Tax ("VAT") litigation.

The Fund has performed the significance tests described under National Instrument 51-102 to determine whether it is required to file a business acquisition report in connection with the LMG acquisition, and has concluded that a business acquisition report is not required since the significance tests are not met.

The acquisition of LMG was financed through excess cash on hand, funds from the *Aeroplan Miles Redemption Reserve,* and drawings under the existing and new bridge credit facilities, the issuance of 288,937 Fund units, with a market value of $6.4 million, and notes payable to certain shareholders, in the amount of £8.7 million ($17.4 million), bearing interest at 4.7% per annum, and maturing no earlier than six months from the date of issuance, included in accounts payable and accrued liabilities.

In connection with the acquisition, the Fund purchased derivative instruments consisting of forward contracts and a currency swap. The forward contracts, in the aggregate amount of £123.4 million at an average exchange rate of 2.073, entered into on various dates, ranging from December 13 to Dec 17, 2007 and maturing on December 19, 2007, were designated as an accounting hedge with any changes in fair value reflected in the carrying value of the investment. The currency swap is for a 5 year term to December 19, 2012, swapping floating interest on £240.0 million at the 3-month sterling LIBOR rate, for floating interest on $500.0 million at the 3-month CDOR rate. The currency swap does not meet the criteria for hedge accounting treatment, and accordingly, changes in the fair value of the currency swap are recognized in non-operating income. At December 31, 2007, the swap had a fair value of $21.7 million.

The results of LMG for the 11 days ended December 31, 2007 have not been included in the Fund's statement of earnings, as they are not material.

Given the timing of the acquisition of LMG, a preliminary estimate of the purchase price allocation has been performed and, as permitted by Canadian accounting standards, the final valuation will be completed during 2008. Due to the fact that the purchase price allocation has not been finalized, the fair value of assets acquired and liabilities assumed could differ materially from the amounts presented in the consolidated financial statements.

The Fund has accounted for the acquisition under the purchase method of accounting, on December 20, 2007, as follows:

	£	$	Estimated useful life
Purchase price			
Cash	335,159	675,671	
Fund units issued	3,194	6,400	
Notes payable	8,668	17,369	
Transaction costs	8,069	16,000	
	355,090	715,440	
Net identifiable assets acquired: (c)			
Current assets and liabilities			
Cash and cash equivalents		130,442	
Short-term investments		49,560	
Accounts receivable		134,790	
Accounts payable and accrued liabilities		(214,261)	
Income taxes payable		(3,857)	
Deferred revenue		(252,529)	
Note receivable		61,021	
Property and equipment		625	
Investment in RMMEL		5,441	
Intangible assets			
Finite life			
Accumulation partners' contracts		162,003	5 to 25 years
Software and technology		42,638	3 to 5 years
Indefinite life			
Trade names		161,093	Indefinite
Goodwill(b)		477,798	Indefinite
Future income taxes		(39,324)	
		715,440	

a) Cash deposited in escrow, in the amount of $53.7 million (£27.1 million), represents contingent consideration. In the event that the VAT litigation is decided in favour of LMG, this contingent consideration will be distributed to the former shareholders with a corresponding amount recorded as an increase to goodwill.

b) Goodwill arising from the acquisition is not tax deductible.

c) Differences in the amounts shown above and amounts included in the statement of financial position arise from the fluctuation in rates of exchange between the date of acquisition and December 31, 2007.



2007 HIGHLIGHTS OF PARTNERSHIP'S RESULTS

- Gross Billings of $952.2 million for the year compared to $851.9 million for 2006, representing year over year growth of 11.8%;
- Operating income of $189.7 million, compared to $140.5 million for 2006, or a 35.1% increase;
- Net earnings of $197.6 million, compared to $143.5 million for 2006, representing an increase of 37.7%;
- Increase in earnings per unit of 37.8% compared to 2006 ($0.9905 vs $0.7187);
- Adjusted EBITDA of $252.1 million compared to $216.4 million for 2006, or an increase of 16.5%;
- Distributable Cash of $245.7 million compared to $199.4 million for 2006, representing an increase of 23.2%;
- The impact of LMG is only reflected in total assets in the Selected Annual Information and Reconciliation of Adjusted EBITDA and Distributable Cash table below since the results of operations for the 11 days from December 21, 2007 to December 31, 2007 have not been included due to the fact that they were not material.

OPERATING AND FINANCIAL RESULTS

Certain of the following financial information of the Fund has been derived from, and should be read in conjunction with, the audited consolidated financial statements for the years ended December 31, 2007, 2006 and 2005, and the related notes.

As a result of the different ownership percentages of the Partnership held by the Fund throughout the periods presented, which have resulted in different bases of accounting (from cost to consolidation), figures presented for the Fund are not comparative. Since the underlying operating entity is the Partnership, and the Fund is completely dependent upon its results, in order to provide meaningful analyses, the Fund's year to date operating income, net earnings, and earnings per unit have been adjusted to remove the effect of certain consolidation amounts (i.e.: by adding back amortization of Accumulated Partners' contracts and technology and future income taxes), to arrive at comparable results to those previously reported for the Partnership.



SELECTED ANNUAL INFORMATION AND RECONCILIATION OF ADJUSTED EBITDA AND DISTRIBUTABLE CASH

(in thousands, except miles, unit and per unit information)	December 31,			Year over year % Δ	
	2007[3]	2006[4]	2005[4]	2007 over 2006	2006 over 2005
Number of Aeroplan Miles issued (in billions)	***78.1***	***69.7***	***62.6***	***12.1***	***11.3***
Number of Total Miles redeemed (in billions)	***66.0***	***57.8***	***52.2***	***14.2***	***10.7***
Number of Aeroplan Miles redeemed (in billions)	***59.1***	***49.3***	***40.4***	***19.9***	***22.0***
Gross Billings from the sale of Aeroplan Miles	**$952,165**	**$851,851**	**$754,786**	***11.8***	***12.9***
Aeroplan Miles revenue	848,665	709,269	582,883	19.7	21.7
Tier management, contact centre management and marketing fees from Air Canada	9,371	10,121	12,666	(7.4)	(20.1)
Other revenue	48,379	49,997	44,352	(3.2)	12.7
Total revenue	906,415	769,387	639,901	17.8	20.2
Cost of rewards	(540,061)	(465,254)	(397,042)	16.1	17.2
Gross margin	366,354	304,133	242,859	20.5	25.2
Selling, general and administrative	(164,841)	(149,406)	(132,459)	10.3	12.8
Depreciation and amortization	(11,804)	(14,260)	(8,491)	(17.2)	67.9
Operating income before amortization of accumulation partners' contracts and technology	**$189,709**	**$140,467**	**$101,909**	**35.1**	**37.8**
Depreciation and amortization	11,804	14,260	8,491		
Change in deferred revenue					
Gross Billings from the sale of Aeroplan Miles	952,165	851,851	754,786		
Aeroplan Miles revenue	(848,665)	(709,269)	(582,883)		
Change in Future Redemption Costs[1]					
(Change in Net Aeroplan Miles outstanding x Average cost of rewards per Mile for the period)	(52,916)	(80,915)	(114,165)	(34.6)	(29.1)
Adjusted EBITDA	**$252,097**	**$216,394**	**$168,138**	**16.5**	**28.7**
Net Interest Income (Expense)	9,889	4,941	(666)	100.1	841.9
Maintenance Capital Expenditures	(16,325)	(21,923)	(15,284)	(25.5)	43.4
Distributable Cash	**$245,661**	**$199,412**	**$152,188**	**23.2**	**31.0**
Standardized Distributable Cash [6]	**$291,920**	**$299,054**	**$305,084**	**(2.4)**	**(2.0)**
Weighted average number of units (Fund)	**190,023,236**	**199,707,713[2]**	**187,739,727[2]**		
Distributable Cash per unit	**$1.29**	**$1.00**	**$0.81**	**29.0**	**23.4**
Standardized Distributable Cash per unit	**$1.54**	**$1.50**	**$1.63**	**2.7**	**(8.0)**
Adjusted net earnings[5] = Net earnings, in accordance with GAAP + amortization of accumulation partners' contracts and technology + income taxes	**185,435**	**$143,529**	**$100,304**	**29.2**	**43.1**
Earnings per unit, in accordance with GAAP, adjusted for amortization of accumulation partners' contracts and technology and income taxes	**$0.98**	**$0.72**	**$0.53**	**36.1**	**35.8**
Total assets (Fund)	**$6,118,340**	**$824,383**	**$674,221**		
Total long-term liabilities (Fund)	**$1,579,297**	**$967,921**	**$944,183**		
Total monthly distributions declared, post offering (Partnership)	**168,000**	**$146,460**	**$70,740**	**14.7**	**107.0**
Total monthly distributions declared per unit, post offering	**$0.84**	**$0.73**	**$0.38**	**15.1**	**92.1**
Distributions declared, pre-offering	**-**	**-**	**$311,000**		



(1) The per unit cost derived from this calculation is retroactively applied to all prior periods with the effect of revaluing the liability on the basis of the latest available average unit cost;
(2) Represents weighted average number of units outstanding for the Partnership, as the YTD weighted average number of units for the Fund is not comparative;
(3) Has been derived by adding the results of the Partnership prior to March 14, 2007 to the results of the Fund for the year;
(4) 2006 and 2005 results presented for comparative purposes are those of the Partnership;
(5) Adjusted net earnings is a non-GAAP measurement;
(6) Has been derived by adding the results of the Partnership prior to March 14, 2007 to the results of the Fund for the year excluding the effect of LMG.

RECONCILIATION OF CASH FLOWS FROM OPERATIONS TO STANDARDIZED DISTRIBUTABLE CASH AND DISTRIBUTABLE CASH

	Years ended December 31,	
(in thousands)	2007[3]	2006[4]
Cash flows from operations	$308,245	$320,977
Maintenance Capital Expenditures	(16,325)	(21,923)
Standardized Distributable Cash	291,920	299,054
Changes in non-cash working capital items[1]	5,226	(17,579)
Stock Based compensation[1]	(3,632)	(3,621)
Funding of stock-based compensation plans[1]	5,063	(2,473)
Change in future redemption costs[2]	(52,916)	(80,915)
Distributable Cash	$245,661	$199,412
Distributions declared	$168,000	$146,460
Payout ratio – *Distributions declared / Standardized Distributable Cash*	58%	49%
Payout ratio – *Distributions declared / Distributable Cash*	68%	73%
Standardized Cumulative Distributable Cash since IPO (June 29, 2005)	768,578	476,658
Cumulative distributions declared since IPO	385,200	217,200
Cumulative payout ratio since inception	50%	46%

(1) The impact of the respective items is considered in the calculation of Standardized Distributable Cash but they are not part of the Distributable Cash definition in accordance with the Limited Partnership Agreement. This eliminates the potential impact of timing distortions relating to the respective items;
(2) Changes in future redemption costs are included to reflect the expected change in the future redemption liability on the basis of the most recently experienced redemption costs;
(3) Represents cash flows from operations generated by the Partnership;
(4) 2006 results presented for comparative purposes are those of the Partnership.

The Fund's distributions are determined by Aeroplan GP's board of directors (the "Board of Directors") as general partner of the Partnership and by the trustees of the Fund (the "Trustees") on the basis of performance, taking into account anticipated future cash requirements. Throughout the year, monthly distributions remained unchanged at $0.0700 per unit. In order to ensure the Partnership's continued financial strength, and providing a reasonable return to its partners and unitholders, the Board of Directors and the Trustees of the Fund have considered it financially prudent not to distribute 100% of Distributable Cash in order to provide for periods of unusually high redemption activity and unforeseen events, should they occur. The Board of Directors and the Trustees will monitor the Partnership's performance throughout the year and any changes to the monthly distribution amounts are subject to their approval.



HISTORICAL DISTRIBUTION ANALYSIS

(in thousands)	Years ended December 31,		
	2007[2]	2006[3]	2005[3]
			(post IPO)
Cash flows from operations	$308,245	$320,977	$185,181
Adjusted net earnings	185,435	143,529	49,160
Distributions declared, post IPO (June 29, 2005)	168,000	146,460	70,740
Excess of cash flows from operations over distributions declared	140,245	174,517	114,441
Excess (shortfall) of adjusted net earnings over distributions declared	17,435	(2,931) [1]	(21,580)[1]
Payout ratio – Distributions declared / Cash flow from operations	55%	46%	38%
Payout ratio – Distributions declared / Adjusted net earnings	91%	102%	144%

(1) Distributions in excess of net earnings did not represent an economic return of capital due to the fact that the earnings cycle for accounting purposes does not match the liquidity cycle of the business. Distributions were funded from Gross Billings received. These shortfalls had no impact on the covenants under the credit facilities;
(2) Represents cash flows from operations generated by the Partnership;
(3) 2006 and 2005 results presented for comparative purposes are those of the Partnership;



OPERATING RESULTS AND PERFORMANCE INDICATORS IN % TERMS

(as a % of total revenue)	Years ended December 31,	
	2007	2006(1)
Aeroplan Miles revenue	93.6	92.2
Tier management, contact centre management and marketing fees from Air Canada	1.0	1.3
Other revenue	5.4	6.5
Total revenue	**100.0**	**100.0**
Cost of rewards	(59.6)	(60.5)
Gross margin	40.4	39.5
Selling, general and administrative expenses	(18.2)	(19.4)
Depreciation and amortization	(1.3)	(1.9)
Operating income before amortization of accumulation partners' contracts and technology	20.9	18.2

(1) 2006 results presented for comparative purposes are those of the Partnership.

(as a % of Gross Billings)	Years ended December 31,	
	2007	2006(1)
Gross Billings from the sale of Aeroplan Miles	**100.0**	**100.0**
Aeroplan Miles revenue	89.1	83.3
Cost of rewards	56.7	54.6
Selling, general and administrative expenses	17.3	17.5
Operating income before amortization of accumulation partners' contracts and technology	19.9	16.5
Adjusted EBITDA	26.5	25.4
Standardized Distributable Cash	30.7	35.1
Distributable Cash	25.8	23.4

(1) 2006 results presented for comparative purposes are those of the Partnership.



YEAR ENDED DECEMBER 31, 2007 COMPARED TO DECEMBER 31, 2006

Gross Billings from the sale of Aeroplan Miles for 2007 amounted to $952.2 million compared to $851.9 million for 2006, representing an increase of $100.3 million or 11.8%. This increase is attributable to an increase of 8.4 billion or 12.1% in Aeroplan Miles sold as a result of higher purchases by Accumulation Partners. The overall increase reflects growth in consumer spending through credit and charge cards issued by Aeroplan's Accumulation Partners and continued momentum experienced by the travel industry in general.

Gross Billings from the sale of Aeroplan Miles are accounted for as deferred revenue until such Aeroplan Miles are redeemed. Aeroplan Miles redeemed are recognized as revenue at the cumulative average selling price of the accumulated Aeroplan Miles issued since January 1, 2002.

Redemption activity

Total Miles redeemed for 2007 under the Aeroplan Program amounted to 66.0 billion as compared to 57.8 billion for 2006, representing an increase of 14.2%. Higher redemption activity by members, driven in part by the impact of the launch, in Q4 2006, of ClassicPlus Flight Rewards, increased redemption of Classic and Star Alliance Rewards, and the continued expansion of non-air rewards, which provide members with a wider variety of redemption choices, explain the increase.

Of the 66.0 billion Total Miles (calculated on a first-in, first-out basis on a member account basis for air redemptions) redeemed during 2007, 89.5% or 59.1 billion represented Aeroplan Miles issued by Aeroplan with the balance representing Air Canada Miles. By comparison, during 2006, 85.3% or 49.3 billion of the 57.8 billion Aeroplan Miles redeemed were issued by Aeroplan. As the percentage of Aeroplan Miles redeemed increases, this results in a corresponding increase in revenue recognition and cost of rewards.

Given the large volume of miles issued and redeemed, slight fluctuations in the average unit redemption cost or selling price of a mile will have a significant impact on results.

Revenue recognized from the redemption and sale of Aeroplan Miles, including Breakage, amounted to $848.7 million for 2007 compared to $709.3 million for 2006, representing an increase of $139.4 million or 19.7%. This increase is mainly attributable to:

- Aeroplan Program growth, combined with a higher proportion of Aeroplan Miles redeemed, including the positive impact of higher non-air reward redemption activity, which increased by 35.3% compared to 2006, for a total of $116.2 million;
- a higher cumulative average revenue recognized per Aeroplan Mile redeemed, representing $8.6 million, primarily attributable to an increase in the cumulative average selling price of an Aeroplan Mile as a result of higher contracted rates; and
- revenue recognized from Breakage for 2007 amounted to $139.7 million (calculated at 17%) compared to $125.1 million (calculated at 17%) for 2006, representing an increase of $14.6 million or 11.7%. The increase in revenue recognized from Breakage is attributable to the increase in outstanding Aeroplan Miles as a result of growth in Gross Billings over the last 30 months compared to the 30 months ended December 31, 2006.



Revenue from tier management, contact centre management and marketing fees from Air Canada decreased to $9.4 million from $10.1 million or 7.4%. This fee is billed on the basis of actual costs incurred plus a profit margin.

Other revenue, consisting primarily of member-based revenues (charges to members for services rendered including the mileage transfer program, booking, change and cancellation fees), marketing fees, and other miscellaneous amounts, amounted to $48.4 million for 2007, compared to $50.0 million for 2006, representing a $1.6 million or 3.2% decrease. Individual fluctuations, year over year, include marketing fees, which increased $2.4 million, offset by a decrease in member based revenues, primarily membership and booking fees, which were down $4.3 million on account of a lower volume of related transactions and a change in the fee structure.

Total revenue amounted to $906.4 million for 2007 compared to $769.4 million for 2006, representing an increase of $137.0 million or 17.8%.

Cost of rewards amounted to $540.1 million for 2007 compared to $465.3 million for 2006, representing an increase of $74.8 million or 16.1%. This increase is mainly attributable to the following factors:

- a higher proportion of Aeroplan Miles (issued by Aeroplan on or after January 1, 2002) redeemed, representing $24.3 million, and higher general redemption activity mostly as a result of program growth, the Q4 2006 launch of ClassicPlus Flight rewards, and increased Classic and Star Alliance Rewards redemptions, accounting for $67.3 million, for a total of $91.6 million; and
- partially offset by a lower redemption cost per Aeroplan Mile redeemed, primarily related to air travel rewards, representing $16.8 million.

Gross margin increased 0.9% during 2007, to represent 40.4% of total revenue. This increase is primarily the result of lower redemption costs attributable to favorable changes to the redemption mix of air rewards partially offset by a lower proportion of Breakage revenue to total revenue. Breakage revenue has no cost of rewards attributable to it.

Selling, general and administrative amounted to $164.8 million for 2007 compared to $149.4 million in 2006, representing an increase of $15.4 million or 10.3%. The increase resulted primarily from higher compensation related costs, which increased $6.5 million, higher technology related costs which increased by $5.7 million as a result of higher hosting and maintenance and support costs of systems deployed into service in late 2006, and professional and other advisory fees which increased by $3.2 million.

Depreciation and amortization amounted to $11.8 million for 2007 compared to $14.3 million in 2006. This decreased expense level resulting primarily from the accelerated depreciation write-offs recorded in 2006 against certain pricing and business analytics software assets.

Amortization of accumulation partners' contracts and technology amounted to $58.1 million for 2007 and represents amortization recorded against the finite life intangibles at the consolidated Fund level. As explained previously, in order to enable a meaningful performance comparison, these charges have not been considered in the analysis.

Operating income, after adding back the amortization of accumulation partners' contracts and technology referred to above, amounted to $189.7 million for 2007 compared to $140.5 million for 2006, representing an increase of $49.2 million or 35.1% mainly attributable to the higher reward redemption activity, a higher proportion of Aeroplan Miles redeemed, as well as reduced redemption costs.



Net interest income for 2007, consists of interest revenue of $28.7 million earned on cash and cash equivalents and short-term investments on deposit; offset by interest on long-term debt of $18.8 million on the borrowings described under *Credit Facilities*.

Foreign exchange represents currency losses incurred in connection with the LMG acquisition, mainly attributable to the currency swap.

Future income taxes in the amount of $143.0 million have been recorded on the temporary differences between the accounting carrying value and tax basis of the Fund's assets and liabilities that are expected to reverse after January 1, 2011. For additional detail, refer to the discussions presented under *Income taxes* and *Future Income Taxes*.

Adjusted EBITDA for 2007 amounted to $252.1 million or 26.5% (as a % of Gross Billings) and ***Distributable Cash*** generated amounted to $245.7 million or 25.8% (as a % of Gross Billings), compared to $216.4 million or 25.4% (as a % of Gross Billings) and $199.4 million or 23.4% (as a % of Gross Billings), respectively for 2006. The positive impact of increased Gross Billings on Distributable Cash was partially offset by the $15.4 million increase in selling, general and administrative expenses and the Change in Future Redemption Costs. Adjusted EBITDA and Distributable Cash are non-GAAP measures, for additional information on these measures, please refer to the *Performance Indicators* section.

QUARTER ENDED DECEMBER 31, 2007 COMPARED TO QUARTER ENDED DECEMBER 31, 2006

Gross Billings from the sale of Aeroplan Miles for the three months ended December 31, 2007 amounted to $248.4 million compared to $226.7 million for the three months ended December 31, 2006, representing an increase of $21.7 million or 9.6%. This increase is attributable to an increase of 2.0 billion or 10.6% of Aeroplan Miles sold as a result of higher purchases by Accumulation Partners. The overall increase reflects growth in consumer spending through credit and charge cards issued by Aeroplan's Accumulation Partners and continued momentum experienced by the travel industry in general.

Gross Billings from the sale of Aeroplan Miles are accounted for as deferred revenue until such Aeroplan Miles are redeemed. Aeroplan Miles redeemed are recognized as revenue at the cumulative average selling price of the accumulated Aeroplan Miles issued since January 1, 2002.

Redemption activity

Total Miles redeemed for the quarter ended December 31, 2007 under the Aeroplan Program amounted to 15.4 billion, and remained at a level consistent with the 15.6 billion for the quarter ended December 31, 2006. In Q4 2006, Aeroplan launched ClassicPlus Flight Rewards which significantly increased the levels of redemption experienced during that quarter. Levels of redemption activity by members continue to be driven by increased redemption of Classic and Star Alliance Rewards, and the continued expansion of non-air rewards, which provide members with a wider variety of redemption choices.

Of the 15.4 billion Total Miles (calculated on a first-in, first-out basis on a member account basis for air redemptions) redeemed during the quarter ended December 31, 2007, 92.2% or 14.2 billion represented Aeroplan Miles issued by Aeroplan with the balance representing Air Canada Miles. By comparison, during the quarter ended December 31, 2006, 86.5% or 13.5 billion of the 15.6 billion Aeroplan Miles redeemed were issued by Aeroplan. As the percentage of Aeroplan Miles redeemed increases, this results in a corresponding increase in revenue recognition and cost of rewards.



Given the large volume of miles issued and redeemed, slight fluctuations in the average unit redemption cost or selling price of a mile will have a significant impact on results.

Revenue recognized from the redemption and sale of Aeroplan Miles, including Breakage, amounted to $207.9 million for the quarter ended December 31, 2007 compared to $193.6 million for the quarter ended December 31, 2006, representing an increase of $14.3 million or 7.4%. This increase is mainly attributable to:

- Program growth, combined with a higher proportion of Aeroplan Miles redeemed during the quarter, for a total of $8.3 million;
- a higher cumulative average revenue recognized per Aeroplan Mile redeemed, representing $2.0 million, primarily attributable to an increase in the cumulative average selling price of an Aeroplan Mile as a result of higher contracted rates; and
- revenue recognized from Breakage for the quarter ended December 31, 2007 amounted to $36.5 million (calculated at 17%) compared to $32.5 million (calculated at 17%) for the quarter ended December 31, 2006, representing an increase of $4.0 million or 12.3%. The increase in revenue recognized from Breakage is attributable to the increase in outstanding Aeroplan Miles as a result of growth in Gross Billings over the last 30 months compared to the 30 months ended December 31, 2006.

Revenue from tier management, contact centre management and marketing fees from Air Canada decreased to $2.7 million from $3.5 million or 22.9%. This fee is billed on the basis of actual costs incurred plus a profit margin.

Other revenue, consisting primarily of member based revenues (charges to members for services rendered including the mileage transfer program, booking, change and cancellation fees), marketing fees, and other miscellaneous amounts, amounted to $11.0 million for the quarter ended December 31, 2007 compared to $11.3 million for the quarter ended December 31, 2006, representing a decrease of $0.3 million or 2.7%. This decrease was driven by a reduction in member fees, which were lower by $1.2 million, as a result of a reduced volume of related transactions and a change in the fee structure offset by increased marketing fees in the amount of $0.9 million.

Total revenue amounted to $221.6 million for the quarter ended December 31, 2007 compared to $208.4 million for the quarter ended December 31, 2006, representing an increase of $13.2 million or 6.3%.

Cost of rewards amounted to $129.2 million for the quarter ended December 31, 2007 compared to $120.2 million for the quarter ended December 31, 2006, representing an increase of $9.0 million or 7.5%. This increase is mainly attributable to the following factors:

- a higher proportion of Aeroplan Miles (issued by Aeroplan on or after January 1, 2002) redeemed, representing $7.4 million, offset by the slightly lower redemption activity during the quarter, accounting for $1.2 million, for a total increase of $6.2 million;
- a higher redemption cost per Aeroplan Mile redeemed, primarily related to air travel rewards, representing $2.8 million.

Gross margin decreased 0.6% during the fourth quarter of 2007, representing 41.7% of total revenue. This reduction is the result of increased redemption costs attributable to changes in the redemption mix with increased air reward redemptions during the quarter.



Selling, general and administrative amounted to $43.0 million for the quarter ended December 31, 2007 compared to $47.5 million in 2006, representing a decrease of $4.5 million or 9.5%. This decrease is primarily due to lower advertising and promotion costs which decreased by $5.8 million as a result of the launch of ClassicPlus Flight Rewards in Q4 2006, and a decrease in technology related costs of $0.6 million, primarily realized through a reduction in contracted services. These decreases were offset in part by higher compensation related costs which increased by $1.5 million.

Depreciation and amortization amounted to $3.1 million for the quarter ended December 31, 2007 compared to 3.5 million in 2006.

Amortization of accumulation partners' contracts and technology amounted to $18.1 million for the quarter ended December 31, 2007 and represents amortization recorded against the finite life intangibles at the consolidated Fund level. As explained previously, in order to enable a meaningful performance comparison, these charges have not been considered in the analysis.

Operating income, after adding back the amortization of accumulation partners' contracts and technology referred to above, amounted to $46.3 million for the quarter ended December 31, 2007 compared to $37.3 million for the quarter ended December 31, 2006, representing an increase of $9.0 million or 24.1%. This increase is mainly attributable to higher reward redemption activity, a higher proportion of Aeroplan Miles redeemed, offset in part by the slight increase in redemption costs.

Net interest income for the quarter ended December 31, 2007, consists of interest revenue of $7.9 million earned on cash and cash equivalents and short-term investments on deposit; offset by interest on long-term debt of $6.5 million on the borrowings described under *Credit Facilities.*

Foreign exchange represents currency losses incurred in connection with the LMG acquisition, mainly attributable to the currency swap.

Future income taxes reflected a recovery of $25.0 million for the quarter ended December 31, 2007, representing the current period change in the future tax liability on the temporary differences between the accounting carrying value and tax basis of the Fund's assets and liabilities that are expected to reverse after January 1, 2011. Future Federal tax rate cuts announced at the end of the quarter account for the majority of the reduced future tax liability. For additional detail, refer to the discussions presented under *Income Taxes and Future Income Taxes.*

Adjusted EBITDA for the quarter amounted to $64.1 million or 25.8% (as a % of Gross Billings) and ***Distributable Cash*** generated amounted to $59.4 million or 23.9% (as a % of Gross Billings), compared to $57.0 million or 25.1% (as a % of Gross Billings) and $53.0 million or 23.4% (as a % of Gross Billings), respectively for the fourth quarter of 2006. The positive impact of increased Gross Billings on Distributable Cash and a decrease of $4.5 million in selling, general and administrative expenses was partially offset by the Change in Future Redemption Costs. Adjusted EBITDA and Distributable Cash are non-GAAP measures, for additional information on these measures, please refer to the *Performance Indicators* section.



SUMMARY OF QUARTERLY RESULTS

This section includes sequential quarterly data for the eight quarters ended December 31, 2007.

(in thousands, except per unit amounts)	2007				2006			
(unaudited)	Q4	Q3	Q2[2]	Q1[2]	Q4[2]	Q3[2]	Q2[2]	Q1[2]
	$	$	$	$	$	$	$	$
Gross Billings	**248,380**	**236,877**	**238,931**	**227,977**	**226,728**	**211,245**	**212,376**	**201,502**
Total revenue	**221,578**	**219,239**	**220,284**	**245,314**	**208,404**	**178,391**	**182,534**	**200,058**
Cost of rewards	129,181	127,205	128,541	155,134	120,160	107,741	112,470	124,883
Gross margin	92,397	92,034	91,743	90,180	38,244	70,650	70,064	75,175
Selling, general and administrative expenses	43,017	40,713	41,707	39,403	47,451	34,464	34,948	32,438
Depreciation and amortization	3,059	3,230	2,811	2,704	3,479	3,155	3,884	3,742
Operating income before amortization of accumulation partners' contracts and technology	46,321	48,091	47,225	48,073	37,314	33,031	31,232	38,995
Amortization of accumulation partners' contracts and technology	18,112	18,112						
Operating income	28,209	29,979	47,225	48,073	37,314	33,031	31,232	38,995
Adjusted net earnings[3] = Net earnings, in accordance with GAAP + amortization of accumulation partners' contracts and technology + income taxes	44,809	51,371	49,450	50,116	38,469	34,320	31,755	38,985
Net earnings	**51,697**	**32,259**	**49,450**	**50,116**	**38,469**	**34,320**	**31,755**	**38,985**
Adjusted EBITDA	64,131	64,519	65,171	59,980	56,975	53,359	51,470	54,390
Standardized Distributable Cash	47,894	89,667	68,163	70,856	94,769	100,969	63,441[1]	39,875[1]
Standardized Distributable Cash per unit	0.24	0.45	0.34	0.36	0.47	0.50	0.32	0.20
Distributable Cash	59,380	63,015	64,886	60,120	52,996	50,664	47,073[1]	48,374[1]
Distributable Cash per unit	0.30	0.32	0.33	0.30	0.27	0.25	0.24	0.24
Earnings per unit, in accordance with GAAP - Fund	0.26	0.16	(0.68)	0.16	0.13	0.07	0.11	0.16
Earnings per unit, in accordance with GAAP - Partnership	0.24	0.26	0.25	0.25	0.19	0.17	0.16	0.19

(1) Maintenance capital expenditures included in Distributable Cash for Q1 and Q2 2006 have been restated to reflect the actual amount of maintenance capital expenditures incurred in each period. The amounts previously reported were based upon a pro-ration of the estimated yearly spend.

(2) Results presented for comparative purposes are those of the Partnership.

(3) Adjusted net earnings is a non-GAAP measurement.



FINANCING STRATEGY

The Fund generates sufficient cash flow internally to fund cash distributions, capital expenditures and to service its debt obligations. Management believes that the Fund's internally generated cash flows, combined with its ability to access external capital, provide sufficient resources to finance its cash requirements in the foreseeable future and to maintain available liquidity, as discussed in the *Liquidity and Capital Resources* section. Distributions are expected to continue to be funded from internally generated cash flows.

LIQUIDITY AND CAPITAL RESOURCES

Since January 1, 2002, the Fund has consistently generated positive cash flows from operations. At December 31, 2007, the Fund had $456.0 million of cash and cash equivalents and $123.4 million of short-term investments (consisting of commercial paper with maturity dates ranging between October of 2007 and January of 2008) on hand, for a total of $579.4 million. The Aeroplan Miles redemption reserve described under *Aeroplan Miles Redemption Reserve* of $400.0 million is included in this amount. The Fund's cash and cash equivalents and short-term investments do not include any asset-backed commercial paper.

The following table provides an overview of the Fund's cash flows for 2007 and 2006:

	Years ended December 31,	
	2007	2006[1]
(in thousands of dollars)	$	$
Cash from operating activities	252,093	320,977
Cash from (used in) investing activities	(64,475)	(375,743)
Cash from (used in) financing activities	268,354	(144,169)
Cash and cash equivalents, end of period	**456,004**	**166,939**

(1) 2006 results presented for comparative purposes are those of the Partnership.

Operating Activities

Cash from operations is generated primarily from the collection of Gross Billings of Aeroplan Miles and is reduced by the cash required to provide the rewards when Aeroplan Miles are redeemed and by operating and interest expenses.

Cash from operating activities was $252.1 million and $321.0 million for 2007 and 2006, respectively. Fluctuations are primarily attributable to increased earnings levels and movement in related party receivables offset by a reduced level of deferred revenue accumulation.



Investing Activities

The Fund's investment activities for 2007 were primarily attributable to the acquisition of LMG which was funded in part through excess cash on hand, funds from the *Aeroplan Miles Redemption Reserve*, including the liquidation of short-term investments, and the drawings under the existing and new bridge credit facilities.

Anticipated capital expenditures, which are primarily related to Maintenance Capital Expenditures associated with software development initiatives for fiscal 2008, are expected to approximate $30.0 million.

Financing Activities

Financing activities reflect the drawings under the respective credit facilities as described in *Investing Activities* above and the payment of distributions during the year.

Liquidity

The Fund anticipates that total capital requirements for the next twelve months of $198.0 million, including $168.0 million in respect of anticipated cash distributions, based on the current distribution rates, and approximately $30.0 million of Maintenance Capital Expenditures, will be funded from operations, available cash on deposit and, to the extent required, from the *Aeroplan Miles Redemption Reserve* where applicable (i.e. in periods of unusually high redemption activity) and bank borrowings, if necessary.

Aeroplan Miles Redemption Reserve

In conjunction with the issuance of units to the Fund and the credit facilities concluded on June 29, 2005, and December 19, 2007, Aeroplan established the Aeroplan Miles redemption reserve (the "Reserve"). As at December 31, 2007, the Reserve amounted to $400.0 million and was included in cash and cash equivalents and short-term investments.

The amount held in the Reserve, as well as the types of securities in which it may be invested (high quality commercial paper), are based on policies established by management, which are reviewed periodically.

The Reserve may be used to supplement cash flows generated from operations in order to pay for rewards during periods of unusually high redemption activity associated with Aeroplan Miles under the Aeroplan Program.

Management is of the opinion that the Reserve is sufficient to cover redemption costs, including redemption costs incurred in periods of unusually high redemption activity, as they become due, in the normal course of business.

To date, Aeroplan has not had to use the funds held in the Reserve.

At December 31, 2007, the Reserve represented 34.6% of the Future Redemption Cost liability.

The deferred revenue presented in the balance sheet represents accumulated unredeemed Aeroplan Miles valued at their weighted average selling price and unamortized Breakage. The estimated Future Redemption Cost liability of those Aeroplan Miles, calculated at the current Average Cost of Rewards per Mile redeemed, is approximately $1,156 million.



Credit Facilities

The following is a summary of the Fund's authorized and outstanding credit facilities:

In thousands	Authorized $	Drawn at December 31, 2007 $
Revolving term facility	150,000	40,000
Term facility	300,000	300,000
Acquisition facility	100,000	100,000
Bridge Facility	300,000	300,000
Less: Unamortized portion of discount	-	(457)
Less: Unamortized portion of financing charges		(4,857)
Total	**850,000**	**734,686**

As at December 31, 2007, the Fund had authorized credit facilities of $850.0 million and borrowings of $734.7 million. Borrowings are recorded net of prepaid interest in the amount of $0.5 million and unamortized financing charges in the amount of $4.9 million.

The revolving term, term, and acquisition facilities mature on December 19, 2010, or earlier at the option of the Fund, without penalty, and bear interest at rates ranging from Canadian prime rate and U.S. base rate plus 0.25% to Canadian prime rate and U.S. base rate plus 1.00% and the Bankers' Acceptance rate and LIBOR plus 1.25% to 2.00%. The revolving term facility was amended on December 19, 2007 to increase the maximum authorized borrowings under this facility from $75 million to $150 million.

The bridge facility, which was entered into on December 19, 2007, matures on June 19, 2009, or earlier at the option of the Fund, without penalty, and bears interest at rates ranging from Canadian prime rate plus 0.25% to Canadian prime rate plus 1.00% and the Bankers' Acceptance rate plus 1.25% to 2.00%.

At December 31, 2007, borrowings under the revolving term, acquisition, and bridge facilities were in the form of prime rate advances bearing interest at 6.75%. At the same date, borrowings under the term facility in the amount of $132.0 million were in the form of Bankers' Acceptances with a 90 day term and an effective interest rate of 5.8%, with an additional $168.0 million borrowed in the form of prime rate advances bearing interest at 6.75%.

The outstanding credit facilities are secured by substantially all the present and future assets of the Fund.

The credit facilities are subject to the Fund's ability to maintain financial covenants related to leverage and debt service ratios of ≤ 2.75 and interest coverage of ≥ 3.0, as well as other affirmative and negative covenants as defined in the credit agreements.



At December 31, 2007, the Fund was in compliance with its financial covenants, as follows:

Ratio	Result	Test
Leverage	2.18	≤ 2.75
Debt service [(a)]	0.76	≤ 2.75
Interest coverage [(b)]	N/A	≥ 3.0

(a) this ratio takes into account the Fund's net debt, calculated as long-term debt less cash and short-term investments on hand. The result reflects the Fund's high liquidity position.
(b) this ratio is not applicable since the Fund has earned more interest from cash and cash equivalents and short-term investments than it has incurred on the long-term debt.

In view of the Fund's cash generation capacity and overall financial position, while there can be no assurance in this regard, management believes that the Fund will be able to pay or refinance the debt when it comes due.

FUTURE INCOME TAXES

Under the provisions of the SIFT Rules, the Fund, as a publicly traded income trust, is considered a SIFT and will become subject to tax commencing January 1, 2011. Prior to 2011, the Fund continues to qualify for special income tax treatment that permits a tax deduction by the Fund for distributions paid to its unitholders. For accounting purposes, the Fund has computed future income tax based on temporary differences expected to reverse after 2011 at the substantively enacted tax rate expected to apply for such periods. For periods prior to January 1, 2011, the Fund has not recognized any current income taxes or future income tax assets or liabilities on temporary differences expected to reverse prior to 2011 as the trust is committed to distribute to its unitholders all or virtually all of its taxable income that would otherwise be taxable in the Fund and the Fund intends to continue to meet the requirements of the Tax Act applicable to the Fund. Initially, the legislation imposed an income tax rate of 31.5% on Canadian public income trusts. The income tax rate was subsequently lowered in December 2007 to 29.5% for 2011 and 28% for 2012 and subsequent years.

The future income tax provision reflects the impact of the new legislation and the tax rate changes and accounts for the entire difference between the amount of the future income tax provision and the statutory income tax dollar amount of $nil.

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities at December 31, 2007, that are expected to reverse after 2010, are presented below:

The Fund's provision for income taxes is made up as follows:

	March 14, 2007 to December 31, 2007
(in thousands)	$
Current tax expense based on combined Federal and provincial income tax rates	-
Future income tax expense	143,000
	143,000
Future income tax expense includes:	
Future income tax recovery, exclusive of the effects of other components below	(6,000)
Future income taxes related to the substantive enactment of Bill C-52	167,000
Future income taxes related to the change in the taxation rate	(18,000)
	143,000

Future income taxes consist of the following future income tax assets (liabilities) relating to temporary differences for:

	December 31, 2007
(in thousands)	$
Current assets	
Deferred revenue	27,422
Note receivable	4,833
Other	1,939
	34,194
Long-term liabilities	
Accumulation Partners' contracts and trade name	(374,880)
Eligible capital expenditures	170,709
	(204,171)
Software and technology	(14,263)
Deferred financing costs	434
	(218,000)

Future income taxes include income taxes arising on the temporary differences between the accounting and tax bases of LMG's assets and liabilities resulting from the acquisition.

GUARANTEES (OFF-BALANCE SHEET ARRANGEMENTS) AND CONTINGENT LIABILITIES

Air Canada Miles

In accordance with the Commercial Participation and Services Agreement dated June 9, 2004 between Air Canada and Aeroplan, as amended, (the "CPSA"), Air Canada is responsible for

the cost of the redemption for air rewards of up to a maximum of 112.4 billion Air Canada Miles accumulated by members prior to January 1, 2002. As of December 31, 2007, 105.1 billion of those Air Canada miles had been redeemed.

In the unlikely event that Air Canada is unable to meet its obligation, Aeroplan may be required to honor Air Canada's redemption obligation. Based on Aeroplan's current average redemption cost per mile, as calculated on the basis of the current average redemption cost, calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of various types of rewards that members have selected, based on past experience, such obligation would amount to approximately $67.0 million at December 31, 2007.

Also under the CPSA, Aeroplan is responsible for any redemptions for air rewards of Air Canada Miles issued prior to January 1, 2002, in excess of the 112.4 billion Air Canada Miles. While on the basis of current estimates, Aeroplan does not expect such redemptions to exceed 112.4 billion Air Canada Miles, the maximum potential redemption cost of meeting this obligation if all 15.3 billion estimated Broken but unexpired Air Canada Miles were to be redeemed, amounts to $139.6 million at December 31, 2007.

As a result, the total maximum potential redemption cost to Aeroplan for the total outstanding and unbroken Air Canada Miles is estimated to be $206.6 million at December 31, 2007.

Aeroplan has also agreed to indemnify Air Canada, its affiliates and representatives from any claims arising out of any changes made at any time by Aeroplan to the Aeroplan Program to the extent such changes are implemented to address fluctuations in Breakage related to the liability attached to miles issued prior to January 1, 2002.

Aeroplan Miles

In addition, Aeroplan may be required to provide rewards to members for unexpired Aeroplan Miles accounted for as Breakage on the Aeroplan Miles issued after December 31, 2001 for which the Breakage revenue has been recognized or deferred and for which no liability has been recorded. The maximum potential redemption cost for such Aeroplan Miles is estimated to be $747.5 million at December 31, 2007. The potential redemption costs noted above have been calculated on the basis of the current average redemption cost calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of the various types of rewards that members have selected, based on past experience.

VAT Appeal

LMG has been in litigation with Her Majesty's Revenue & Customs ("HMRC") since 2003 relating to the VAT treatment of the Nectar Program as it applies to the deductibility of input tax credits in the remittance of VAT owed, and has paid an assessed amount of £13.8 million ($27.1 million).

LMG appealed to the VAT and Duties Tribunal and won. HMRC then appealed to the High Court which found in favour of HMRC. LMG, in turn, appealed to the Court of Appeal, who issued a judgement in favour of LMG on October 5, 2007 requiring the refund of the assessed amount and confirming LMG's eligibility to deduct input tax credits in the future. As a result of this event, an amount receivable of £13.8 million ($27.1 million) was recorded in the accounts at December 31, 2007, and subsequently collected in January 2008.

HMRC has sought leave to appeal the Court of Appeal's decision to the House of Lords. At this time, it is not yet known whether leave will be granted by the House of Lords and whether LMG will have to repay amounts awarded under the October 5, 2007 judgement.



At this time, the outcome of this contingency is not determinable and no provision for a liability has been included in the financial statements.

Other

From time to time, the Fund becomes involved in various claims and litigation as part of its business. While the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current pending claims and litigation will not have a material impact on the Fund's financial position and results of operations.

The Fund has agreed to indemnify its Trustees, directors, and officers, to the extent permitted under corporate law, against costs and damages incurred by the Trustees, directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceedings in which the Trustees, directors and officers are sued as a result of their services. The Fund's Trustees, directors and officers are covered by Trustees', directors' and officers' liability insurance. No amount has been recorded in these financial statements with respect to the indemnification agreements.

TRANSACTIONS WITH RELATED PARTIES

ACE, Air Canada's parent company, through its rights under the terms of a Securityholders' Agreement, has the ability for as long as it owns more than 20% of the Fund, to nominate a majority of the Board of Directors of the Fund and legally control the Fund. Air Canada and a subsidiary, is one of the Fund's largest Accumulation Partners, representing 25.7% and 28.6% of Gross Billings for 2007 and 2006 respectively. Air Canada, including other Star Alliance partners, is the Fund's largest Redemption Partner. For 2007, 88.6% of total reported cost of rewards was paid to Air Canada, compared to 89.7% for 2006. Selling, general and administrative expenses where Air Canada was the supplier of services represented 43.0% and 47.5% of total selling, general and administrative expenses for 2007 and 2006.

The decreasing proportions are explained by the increasing trend in redemption of non-air rewards by members in the case of cost of rewards, and reduced dependence over time on Air Canada as a service provider in the case of operating expenses.

The commercial relationship between the Fund and Air Canada and its affiliates is governed by several arrangements and agreements which are described in the Fund's Annual Information Form dated March 20, 2007.

On August 8, 2007, as provided for in the existing CPSA between the parties, Aeroplan and Air Canada reached agreement relating to fixed capacity redemption rates, to be paid by Aeroplan and Air Canada in connection with airline seat redemptions, for the period beginning January 1, 2008 through to December 31, 2010. The outcome falls within the pre-established contractual parameters and is in line with Aeroplan's business expectations.

SUMMARY OF CONTRACTUAL OBLIGATIONS

As at December 31, 2007, estimated future minimum payments under the Fund's contractual obligations are as follows:

(in millions)	Total	2008	2009	2010	2011	2012	thereafter
	$	$	$	$	$	$	$
Operating leases	20.9	4.1	2.5	2.5	2.5	2.5	6.8
Special payments under GSA	11.3	1.8	1.9	1.9	1.9	1.9	1.9
Long term debt	740.0	-	300.0	440.0	-	-	-
Purchase obligation under the CPSA	4,961.3	396.9	396.9	396.9	396.9	396.9	2,976.8
Total	**5,733.5**	**402.8**	**701.3**	**841.3**	**401.3**	**401.3**	**2,985.5**

Under the terms of certain contractual obligations with a major Accumulation Partner, The Fund is required to maintain certain minimum working capital amounts in accordance with pre-established formulas. As at December 31, 2007, the Fund complied with all such covenants.

DISTRIBUTIONS

The Fund intends to make monthly distributions to its unitholders within 15 days of the end of each month, as approved by the Trustees. Distributions declared to the unitholders of record on the last business day of the month during the years ended December 31, 2007 and 2006 amounted to $162.3 million and $37.3 million, respectively, as follows:

Record date	2007		2006	
	Amount	Amount per Unit	Amount	Amount per Unit
	$	$	$	$
January	11,161,792	0.0700	1,676,125	0.0583
February	11,161,792	0.0700	1,676,125	0.0583
March	14,000,000	0.0700	2,883,178	0.0583
April	14,000,000	0.0700	2,883,178	0.0583
May	13,999,994	0.0700	2,883,178	0.0583
June	13,999,994	0.0700	2,883,178	0.0583
July	13,999,992	0.0700	3,090,885	0.0625
August	13,999,992	0.0700	3,090,885	0.0625
September	13,999,990	0.0700	3,090,885	0.0625
October	13,999,990	0.0700	3,090,885	0.0625
November	13,999,990	0.0700	3,090,885	0.0625
December	13,997,815	0.0700	6,961,792	0.0700
	162,321,341	**0.8400**	**37,301,179**	**0.7323**

For the year ended December 31, 2006, 58% of amounts distributed in 2006 represented return of capital and 42% represented taxable income generated from Aeroplan's operations.

The Fund will not be using the full available discretionary deductions to reduce taxable income, as part of a tax planning strategy to increase future tax deductions, and therefore 100% of distributions paid in 2007 will be taxable.

It is expected that 100% of distributions paid in 2008 will be taxable.

Distributions payable by Aeroplan to its unitholders are recorded when declared.

UNITS

As at December 31, 2007, the Fund had 199,968,791 units issued and outstanding for an aggregate amount of $3,258.2 million, compared to 99,454,165 units and $1,392.2 million at December 31, 2006.

Pursuant to a normal course issuer bid dated December 11, 2007, the Fund announced its intention to repurchase for cancellation, no later than February 29, 2008, up to 500,000 of its outstanding units. At December 31, 2007, 320,000 units were repurchased and cancelled for a total cash consideration of $7.2 million. The excess of the consideration paid over the paid-in value amounted to $2.0 million and was charged to accumulated earnings.

For additional information on units issued and outstanding please refer to *BASIS OF ACCOUNTING FOR THE INVESTMENT IN THE PARTNERSHIP AND ACQUISITION OF LMG.*

EARNINGS (LOSS) PER UNIT

The Fund's earnings (loss) per unit amounted to ($0.1352) and $0.4077 for the years ended December 31, 2007 and 2006 respectively.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates, judgments and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates. Management has identified the areas, discussed below, which it believes are the most subject to judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change significantly in subsequent periods.

The significant accounting policies are described in note 2 to the December 31, 2007 audited consolidated financial statements. The policies which the Fund believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

Revenue Recognition

Aeroplan Miles Revenue - Breakage

The Fund earns revenue from the sale of Aeroplan Miles to Accumulation Partners based on individual contracts with each Accumulation Partner. Since the earnings process is not complete at the time an Aeroplan Mile is sold, the Gross Billings from the sale of Aeroplan Miles are deferred and recognized as revenue when Aeroplan Miles are redeemed by members. For those Aeroplan Miles that the Fund has estimated will go unredeemed by members, the Fund recognizes revenue over the estimated average life of an Aeroplan Mile, currently estimated at 30 months for miles issued under the Aeroplan Program and 15 months for those issued under the Nectar Program.

Management's estimate of the number of Aeroplan Miles sold that will never be redeemed by members, known as "Breakage", is currently estimated at 17% of Aeroplan Miles sold for the Aeroplan Program. The breakage factor associated with the Nectar Program is similar in magnitude to that of the Aeroplan Program. In developing this estimate, management takes into consideration that the issuance and redemption of Aeroplan Miles is influenced by the type of Commercial Partners and their volume of transactions, the types of rewards offered, the overall health of the economy, the nature and extent of promotional activity in the marketplace and the extent of competing loyalty programs.

Mileage redemption is mainly driven by member behaviour, which itself is a function of many factors including, but not limited to, economic conditions and evolving rules and offerings of the Aeroplan and Nectar Programs. Such behavioural changes take place over time as the members understand their impact and may cause breakage to fluctuate in either a positive or negative direction. Breakage is also a function of member behaviour, which continuously adapts to changes in rules and offerings to the Aeroplan and Nectar Programs. As a result, the measurement of Breakage, at any one point in time, has inherent limitations, in that, it may not reflect behavioural changes resulting from the latest revisions to such programs. Breakage will only be determined with absolute certainty at the end of the life of the Aeroplan and Nectar Programs.

Management's estimate of Broken Aeroplan Miles impacts the amount of Breakage revenue recognized. Breakage revenue is included in the financial statements with earned revenue from the sale of Aeroplan Miles and represented $139.7 million for the year ended December 31, 2007 compared to $125.1 million for the year ended December 31, 2006. Management monitors factors affecting Breakage and from time to time, but at least every two years or earlier if such monitoring indicates that a significant change in Breakage may have occurred, may use independent third party experts to assist in the determination of the appropriate level of Breakage, including the average life of an Aeroplan Mile.

During 2006, in accordance with its policy to review Breakage every two years, management, assisted by independent experts, completed its review of the estimated Breakage factor used for the Aeroplan Program to determine the number of Total Miles sold which are not expected to be redeemed, on the basis of data accumulated until the end of 2005. As these studies were based on data up to December 31, 2005, which did not take into account the impact of the ClassicPlus Flight rewards program introduced in October of 2006, management, assisted by an independent firm of experts, has conducted a Breakage review on the basis of data accumulated until the end of 2006. Based on the results of this update, the estimated Breakage factor for the Aeroplan Program remains at 17%. In addition, during 2008, management is conducting a full Breakage review, taking into consideration a full year's redemption data of ClassicPlus Flight rewards and other factors.



Management estimates that a 1% change in Breakage related to the Aeroplan Program would have a total impact on revenue and net earnings, and consequently distributable cash, for the period in which the change occurred, of $32.7 million with $24.5 million relating to prior years and $8.2 million relating to the current period. Management estimates that a 1% decrease in Breakage related to the Air Canada Miles would have an impact on cost of rewards and net earnings of approximately $23.6 million for the period in which the change occurred.

Accumulation Partners' contracts and software and technology

Accumulation Partners' contracts and software and technology are considered long-lived assets with finite lives. Accumulation Partners' contracts are recorded at cost and are amortized using the straight-line method over their estimated lives, typically 5 - 25 years.

Software and technology are recorded at cost and amortized using the straight-line method over 3 to 5 years. Software under development includes costs paid to third parties such as consultants' fees and other direct costs of development. Amortization will commence upon completion of development once the software is available for use.

Accumulation Partners' contracts and software and technology are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. When such a situation arises, the future cash flows associated with the particular asset's use and disposition are compared to its carrying amount to determine if the carrying amount is recoverable. Any impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value.

Trade name and Goodwill

Trade name is considered an intangible asset with an indefinite life, is recorded at cost, and is not amortized but instead is tested for impairment annually, or more frequently should events or changes in circumstances indicate that the trade name may be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount exceeds the fair value, the trade name is written down to its fair value.

Goodwill is recorded at cost and is not amortized. Instead, goodwill is tested for impairment annually and when an event or circumstances have occurred that more likely than not reduce the fair value of the reporting unit below its carrying value. The Fund is a single reporting unit. The impairment test is carried out in two steps. First, the carrying amount of the Fund, including goodwill, is compared to its quoted market value. If the quoted market value exceeds the carrying amount, goodwill is not considered to be impaired, and therefore the second step of the impairment test is unnecessary.

The second step is performed when the carrying amount of the reporting unit exceeds its quoted market value. In such a case, the implied fair value of goodwill, determined in the same manner as the respective value would be determined in a business combination, is compared with its carrying amount in order to measure the amount of the impairment loss, if any.

Management has obtained independent valuations of the Fund's finite and indefinite life intangibles and has estimated the useful life of the finite life intangibles. Management will monitor the value of the intangibles to determine whether any impairment in their carrying value has occurred or whether their estimated life has changed.

Income taxes

The Fund provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and the tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. Any current income taxes arise from foreign operations.

FUTURE ACCOUNTING CHANGES

Capital Disclosures and Financial Instruments – Presentation and Disclosure

The CICA issued three new accounting standards: section 1535, *Capital Disclosures*, section 3862, *Financial Instruments – Disclosures*, and section 3863, *Financial Instruments – Presentation.* These new standards will be effective for fiscal years beginning on or after October 1, 2007, and the Fund will adopt them on January 1, 2008. The Fund is in the process of evaluating the disclosure and presentation requirements of the new standards.

Section 1535 establishes disclosure requirements about an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, *Financial Instruments – Disclosure and Presentation*, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Goodwill and intangible assets

Goodwill and intangible assets, section 3064, which replaces *Goodwill and Other Intangible Assets*, section 3062, and *Research and Development Costs*, section 3450, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, "Intangible Assets." The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 with earlier adoption encouraged. The Fund is currently evaluating the impact of this standard on its financial statements.

FAIR VALUES, CREDIT RISK, AND INTEREST RATE EXPOSURE

Fair values - The fair value of the financial instrument is the amount of consideration that would be agreed upon in an arm's length transaction between willing parties. The Fund uses the following methods and assumptions to estimate fair value of each class of financial instruments



for which carrying amounts are included in the consolidated statement of financial position as follows:

Held to maturity: Cash and cash equivalents and short-term investments held in the Aeroplan Miles redemption reserve – The carrying amounts, included in the consolidated statement of financial position, approximate fair value as a result of the short-term maturity of the underlying instruments. Cash and cash equivalents are presented with accrued interest thereon.

Held-for-trading: Other cash and cash equivalents and short-term investments – The carrying amounts, included in the consolidated statement of financial position, approximate fair value, which is estimated to approximate amortized cost.

Loans and receivables:

Accounts receivable – The carrying amount included in the consolidated statement of financial position approximates fair value because of the short-term maturity of these instruments.

Note receivable – the carrying amount included in the consolidated statement of financial position approximates fair value, as determined by applying risk adjusted market rates.

Financial liabilities:

Accounts payable and accrued liabilities and distributions payable – The carrying amounts, included in the consolidated statement of financial position, approximate fair value because of the short-term maturity of these instruments.

Long-term debt – The fair value of the borrowings under the term facilities, of approximately $739.5 million is estimated as carrying value adjusted for deferred financing costs, since they bear interest at floating rate, and are typically drawn in the form of prime rate advances and/or Bankers' Acceptances with a short-term maturity.

Derivatives:

Currency swap - The carrying amount of the currency swap approximates its fair value, estimated on the amounts at which it could be settled, based on current market rates.

Credit risk - In accordance with its investment policy, the Fund invests the Reserve and excess cash, included in short-term investments and cash and cash equivalents in commercial paper or corporate bonds with a minimum rating of R-1 (high) or AA(low) and term deposits, subject to certain thresholds to reduce undue exposure to any one issuer.

Interest rate exposure - The Fund is exposed to fluctuations in interest rates under the terms of the outstanding credit facilities which bear interest at variable rates and has been borrowed in the form of prime rate advances and Bankers' Acceptances. Due to the short-term nature of the underlying Bankers' Acceptances (typically 30-90 days), the carrying value of the long-term debt approximates fair value.

The Fund invests the Reserve and excess cash on hand in high quality instruments with similar terms to maturity as the underlying instruments related to the credit facility, with an objective to mitigate the interest rate exposure.

DISCLOSURE CONTROLS AND PROCEDURES

The Fund's disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information is identified to its Disclosure Committee to ensure appropriate and timely decisions are made regarding public disclosure.

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have concluded that the Fund's disclosure controls and procedures are effective based upon an evaluation of these controls and procedures conducted at December 31, 2007.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing such internal controls over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

No changes were made in the Fund's internal control over financial reporting during the year ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, the Fund's internal control over financial reporting.

CEO AND CFO CERTIFICATIONS

The Fund files certifications relating to its annual filings, signed by the CEO and CFO, with the Canadian Securities Administrators upon filing of the Fund's 2007 annual financial statements and MD&A. In these filings, the CEO and CFO certify, as required by Multilateral Instrument 52-109, the appropriateness of the financial disclosure, the effectiveness of the Fund's disclosure controls and procedures, and the design of internal control over financial reporting to provide reasonable assurance as to its reliability and the preparation of financial statements for external purposes in accordance with GAAP. The Fund's CEO and CFO also certify the appropriateness of the financial disclosures in its interim filings, and that they have caused disclosure controls and procedures and internal control over financial reporting to be designed.

The Audit, Finance and Risk Committee reviewed this MD&A, and the audited consolidated financial statements, and the Board of Directors and the Trustees approved these documents prior to their release.

OUTLOOK

Management is committed to deliver its 2008 business plan including continued expansion of Commercial Partners, available rewards and operating efficiency through investments in technological solutions.

In 2006, 58% of the Fund's distributions represented return of capital and 42% represented income. As part of a tax planning strategy to increase future tax deductions, the Fund will not be using the full available discretionary deductions to reduce taxable income, and therefore 100% of distributions paid during 2007 will be taxable.

It is expected that 100% of distributions paid in 2008 will be taxable.

The amount of distributions remains subject to review throughout the year and any changes to the monthly distribution amounts are subject to the approval of the Trustees.

To ensure that the Fund's capital structure is efficient and that unitholder value is being maximized, the Board of Trustees and the Board of Directors have requested that management retain independent financial advisors to conduct an in-depth analysis to consider a potential reorganization of the Fund's income trust structure to a corporate structure. Although no final decision has been made at this time, the review may lead to a recommendation in the near future that unitholders approve a conversion to a corporation.

RISKS AND UNCERTAINTIES AFFECTING THE BUSINESS

The results of operations and financial condition of the Fund are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. The following section summarizes certain of the major risks and uncertainties that could materially affect future business results going forward.

RISKS RELATED TO AEROPLAN, LMG AND THE INDUSTRY

Dependency on Top Accumulation Partners

Aeroplan's top three Accumulation Partners were responsible for 89% of Gross Billings for the year ended 2007. Similarly, one Accumulation Partner accounts for a significant amount of the Gross Billings of LMG. A decrease in sales of Aeroplan Miles to any significant partner, for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services provided, could have a material adverse effect on Gross Billings. Subject to the minimum number of Aeroplan Miles to be purchased by Air Canada under the CPSA, Air Canada can change the number of Aeroplan Miles awarded per flight without Aeroplan's consent, which could result in a significant reduction in Gross Billings. There is no assurance that Aeroplan and LMG will be able to renew their contracts with their principal Accumulation Partners on similar terms, or at all when they expire.

Air Canada or Travel Industry Disruptions

Aeroplan's members' strong demand for air travel creates a significant dependency on Air Canada in particular and the airline industry in general. Any disruptions or other material adverse changes in the airline industry, whether domestic or international, affecting Air Canada or a Star Alliance member airline, could have a material adverse impact on Aeroplan's business. This could manifest itself in Aeroplan's inability to fulfill member's flight redemption requests or to provide sufficient accumulation opportunities. As a result of airline or travel services industry disruption, such as those which resulted from the terrorist attacks on September 11, 2001, or as might result from political instability, other terrorist acts or war, or from increasingly restrictive security measures, such as the current restrictions on the content of carry-on baggage, too

much uncertainty could result in the minds of the traveling public and have a material adverse effect on passenger demand for air travel. Consequently, members might forego redeeming miles for air travel and therefore might not participate in the Aeroplan Program to the extent they previously did which could adversely affect revenue from the Aeroplan Program. A reduction in member use of the Aeroplan Program could impact Aeroplan's ability to retain its current partners and members and to attract new Commercial Partners and members.

Airline Industry Changes and Increased Airline Costs

Air travel rewards remain the most desirable reward for consumers under the Aeroplan Program. An increase in low cost carriers and the airline industry trend which has major airlines offering low cost fares may negatively impact the incentive for consumers of air travel services to book flights with Air Canada or participate in the Aeroplan Program. Similarly, any change which would see the benefits of Star Alliance reduced either through Air Canada's, or, less importantly, another airline's withdrawal from Star Alliance or its dissolution could also have a negative impact since Aeroplan's members would lose access to the existing portfolio of international reward travel. In addition, the growth or emergence of other airline alliance groups could have a negative impact on Aeroplan by reducing traffic on Air Canada and Star Alliance member airlines.

The airline industry has been subject to a number of increasing costs over the last several years, including increases in the cost of fuel and insurance, and increased airport user fees and air navigation fees. These increased costs may be passed on to consumers, increasing the cost of redeeming Aeroplan Miles for air travel rewards. This may negatively impact consumer incentive to participate in the Aeroplan Program.

Reduction in Activity, Usage and Accumulation of Aeroplan Miles

A decrease in Gross Billings from any Accumulation Partner, for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services provided, or a decrease in the accumulation of Aeroplan Miles by members could have a material adverse effect on Gross Billings and revenue.

Retail Market/Economic Downturn

The markets for the services that Aeroplan and LMG offer may fail to expand or may contract and this could negatively impact growth and profitability. Loyalty and database marketing strategies are relatively new to retailers, and there can be no guarantee that merchants will continue to use these types of marketing strategies. In addition, Gross Billings are dependent on levels of consumer spend with Accumulation Partners, and any slowdown or reduction in consumer activity may have an impact on Aeroplan Miles issuance.

Greater than Expected Redemptions for Rewards

A significant portion of profitability is based on its estimate of the number of Aeroplan Miles that will never be redeemed by the member base. The percentage of Aeroplan Miles that are not expected to be redeemed is known as "Breakage" in the loyalty industry. Under the Aeroplan Program, management's current estimate of Breakage is based on two independent studies conducted in 2006 on behalf of Aeroplan. As these studies were based on data up to December 31, 2005, which did not take into account the impact of the ClassicPlus Flight

Rewards program introduced in October 2006, management, assisted by an independent firm of experts, conducted a Breakage review on the basis of data accumulated until the end of 2006. Based upon the results of this update the estimated Breakage factor for the Aeroplan Program remains at 17%. In addition, during 2008, management is conducting a full Breakage review taking into consideration a full year's redemption data of ClassicPlus Flight rewards and other factors. Breakage for the Aeroplan and Nectar Programs may decrease as such programs grow and a greater diversity of rewards become available. If actual redemptions are greater than current estimates, profitability could be adversely affected due to the cost of the excess redemptions. Furthermore, the actual mix of redemptions between air and non-air rewards could adversely affect profitability. Total Broken Miles amounted to 100.7 billion miles as at December 31, 2007 and include 85.4 billion Aeroplan Miles. The responsibility to provide rewards for these 100.7 billion Total Broken Miles, if ever redeemed, rests with Aeroplan. While Management believes that a material portion of the estimated 85.4 billion Broken Aeroplan Miles will not be redeemed, there can be no such assurances.

Industry Competition

Competition in the loyalty marketing industry is intense. New and existing competitors may target Accumulation Partners and members, as well as draw rewards from Redemption Partners. The continued attractiveness of the Aeroplan and Nectar Programs will depend in large part on their ability to remain affiliated with existing Commercial Partners or add new partners, that are desirable to consumers and to offer rewards that are both attainable and attractive to consumers. With respect to database marketing services, the ability to continue collecting detailed transaction data on consumers is critical in providing effective marketing strategies for Accumulation Partners. Many of Aeroplan and LMG's current competitors may have greater financial, technical, marketing and other resources. Aeroplan and LMG cannot ensure that they will be able to compete successfully against current and potential competitors, including in connection with technological advancements by such competitors.

Supply and Capacity Costs

Costs may increase as a result of supply arrangements with Air Canada and other suppliers. Aeroplan may not be able to satisfy its members if the seating capacity made available to Aeroplan by Air Canada, Jazz and Star Alliance member airlines or other non-air rewards from other suppliers are inadequate to meet their redemption demands at specific prices.

If, upon the renegotiation of the rates charged to Aeroplan under the CPSA which takes place every three years (with the next renegotiation scheduled for 2010) or upon the expiry of the CPSA, Aeroplan is unable to negotiate new rates or a replacement agreement with Air Canada on similarly favourable terms or if Air Canada sharply reduces its seat capacity, Aeroplan may be required to pay more for seat capacity from Air Canada than the currently negotiated rates under the CPSA or to purchase seat capacity from other airlines. Seat capacity from other airlines could be more expensive than comparable seat capacity under the CPSA, and the routes offered by the other airlines may be inconvenient or undesirable to the redeeming members. As a result, Aeroplan would experience higher air travel redemption costs, while at the same time member satisfaction with the Aeroplan Program may be adversely affected by requiring travel on other carriers on certain routes.

Unfunded Future Redemption Costs

The Fund derives most of its Gross Billings from the sale of Aeroplan Miles to Accumulation Partners. The earnings process is not complete at the time an Aeroplan Mile is sold as most of



the costs are incurred on the redemption of the Aeroplan Mile. Based on historical data, the estimated period between the issuance of an Aeroplan Mile and its redemption is currently 30 months for the Aeroplan Program and 15 months for the Nectar Program; however, Aeroplan and LMG have no control over the timing of the redemption of Aeroplan Miles or the number of Aeroplan Miles redeemed. Aeroplan and LMG currently use proceeds from Gross Billings (which are deferred for accounting purposes) in the fiscal year from the issuance of Aeroplan Miles to pay for the redemption costs incurred in the year. As a result, if Aeroplan or LMG were to cease to carry on business, or if redemption costs incurred in a given year were in excess of the revenues received in the year from the issuance of Aeroplan Miles, they would face unfunded Future Redemption Costs, which could increase the need for working capital and, consequently, affect distributions to unitholders. In recognition of that fact, Aeroplan has established a cash reserve equal to $400 million. Please see the section *Aeroplan Miles Redemption Reserve*. There can be no assurance that this cash reserve will be sufficient to cover all actual unfunded Future Redemption Costs that may arise in the future for Aeroplan.

Failure to Safeguard Databases and Consumer Privacy

As part of the Aeroplan and Nectar Programs and in connection with LMG's Insight and Communication activities, member databases are maintained which contain member information including account transactions. Although Aeroplan and LMG have security procedures, the databases may be vulnerable to potential unauthorized access to, or use or disclosure of member data. If Aeroplan or LMG were to experience a security breach, their reputation may be negatively affected and an increased number of members may opt out from receiving marketing materials. The use of marketing services by partners could decline in the event of any publicized compromise of security. Any public perception that Aeroplan or LMG released consumer information without authorization could subject Aeroplan or LMG to complaints and investigation by the applicable privacy regulatory bodies and adversely affect relationships with members and partners.

Consumer Privacy Legislation

The enactment of new, or amendments to existing, legislation or industry regulations relating to consumer privacy issues and/or marketing, including telemarketing, could have a material adverse impact on marketing services. Any such legislation or industry regulations could place restrictions upon the collection and use of information and could adversely affect Aeroplan and LMG's ability to deliver marketing services.

Changes to the Aeroplan and Nectar Programs

From time to time Aeroplan and LMG may make changes to the Aeroplan and Nectar Programs that may not be well received by certain segments of the membership and may affect their level of engagement. In addition, these members may choose to seek such legal and other recourses as available to them, which if successful, could have a negative impact on results of operations and /or reputation.

Seasonal Nature of the Business, Other Factors and Prior Performance

Aeroplan has historically experienced considerably lower Gross Billings from the sale of Aeroplan Miles in the first and second quarters of the calendar year and higher Gross Billings from the sale of Aeroplan Miles in the third and fourth quarters of the calendar year. In addition, Aeroplan has historically experienced greater redemptions and therefore costs for rewards, in



the first and second quarters of the calendar year and lower redemptions and related costs for rewards in the third and fourth quarters of the calendar year. This pattern results in significantly higher operating cash flow and margins in the third and fourth quarters for each calendar year compared to the first and second quarters. This pattern may however vary in future years as the degree of seasonality evolves over time.

LMG's Gross Billings from the Nectar Program are seasonal with fourth quarter gross billings typically higher than the preceding quarters, as a result of the impact of Christmas shopping. Gross Billings for the first and second quarters are typically slightly lower than those of the third quarter. Points redemption in the Nectar Program is more seasonal than Gross Billings. Over a third of all redemptions for the Nectar Program take place during the fourth quarter, as a result of members using their points for gifts and other rewards prior to Christmas. Consequently, operating results for any one quarter may not be necessarily indicative of operating results for an entire year.

Demand for travel rewards is also affected by factors such as economic conditions, war or the threat of war, fare levels and weather conditions. Due to these and other factors, operating results for an interim period are not necessarily indicative of operating results for an entire year, and operating results for a historical period are not necessarily indicative of operating results for a future period.

Regulatory Matters

Aeroplan and LMG's businesses are subject to several types of regulation, including legislation relating to privacy, consumer protection, competition, advertising and sales, and lotteries, gaming and publicity contests. As well, an increasing number of laws and regulations pertain to the Internet.

These laws and regulations relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. In addition, Air Canada, one of Aeroplan's leading Commercial Partners, and several other Aeroplan Commercial Partners operate in the highly regulated airline industry. Changes in regulations affecting Aeroplan, LMG, Air Canada, the airline industry in general, or the implementation of additional limitations or adverse regulatory decisions affecting such entities, may have a material adverse effect on Aeroplan and LMG's businesses, results from operations and financial condition.

VAT Appeal

Refer to discussion presented under *Guarantees (Off-Balance Sheet Arrangements) and Contingent Liabilities* above for a description of the VAT litigation.

Reliance on Key Personnel

The Fund's success depends on the abilities, experience, industry knowledge and personal efforts of senior management and other key employees, including the ability to retain and attract skilled employees for Aeroplan and LMG. The loss of the services of such key personnel could have a material adverse effect on the business, financial condition or future prospects of the Fund. The Fund's growth plans may also put additional strain and demand on senior



management and key employees and produce risks in both productivity and retention levels. In addition, the Fund may not be able to attract and retain additional qualified management as needed in the future.

Labour Relations

Aeroplan contact centre agents are covered by a collective agreement between the National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW-Canada) Local 2002 ("CAW") and Air Canada until 2009. While Aeroplan enjoys positive relations with the unionized contact centre agents, if Air Canada faces labour disturbances resulting in work stoppages or other action instigated from within the larger bargaining unit, this could have a material adverse effect on Aeroplan's business. Furthermore, if at the expiration of the applicable collective agreement, the relevant parties are unable to renegotiate the collective agreement with CAW, it could result in work stoppages and other labour disturbances which would similarly have a material adverse effect on Aeroplan's business. In addition, if the general services agreement effective January 1, 2005 between Air Canada and Aeroplan (the "GSA") is terminated by Air Canada, it could have a material adverse effect on Aeroplan's business in the event that Aeroplan is unable to hire a sufficient number of contact centre agents during the six month termination period under the GSA.

Technological Disruptions and Inability to use Third-Party Software

Aeroplan and LMG's ability to protect their data and contact centres against damage from fire, power loss, telecommunications failure and other disasters is critical. In order to provide many of their services, they must be able to store, retrieve, process and manage large databases and periodically expand and upgrade their capabilities. While Aeroplan and LMG have in place, and continue to invest in, technology security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly. Any damage to data and contact centres, any failure of telecommunication links that interrupts operations or any impairment of the ability to use licensed software could adversely affect the ability to meet Commercial Partners' and members' needs and their confidence in utilizing Aeroplan or LMG in the future.

In addition, proper implementation and operation of technology initiatives is fundamental to the ability to operate a profitable business. Aeroplan and LMG continuously invest in new technology initiatives to remain competitive, and their continued ability to invest sufficient amounts to enhance technology will affect their ability to operate successfully.

Failure to Protect Intellectual Property Rights

Third parties may infringe or misappropriate Aeroplan or LMG's trademarks or other intellectual property rights or may challenge the validity of trademarks or other intellectual property rights. The actions that are taken to protect trademarks and other proprietary rights may not be adequate. Litigation may be necessary to enforce or protect intellectual property rights, trade secrets or determine the validity and scope of the proprietary rights of others. Aeroplan and LMG cannot ensure that they will be able to prevent infringement of intellectual property rights or misappropriation of proprietary information. Any infringement or misappropriation could harm any competitive advantage Aeroplan and LMG currently derive or may derive from proprietary rights. Third parties may assert infringement claims against Aeroplan and LMG. Any such claims and any resulting litigation could result in significant liability for damages. An adverse



determination in any litigation of this type could require Aeroplan or LMG to design around a third party's patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in the diversion of time and resources. Any claims from third parties may also result in limitations on the ability to use the intellectual property subject to these claims.

Interest Rate and Currency Fluctuations

The Fund may be exposed to fluctuations in interest rates under its borrowings. Increases in interest rates may have an adverse effect on the earnings. In addition, financial results are sensitive to the changing value of the Canadian dollar. In particular, Aeroplan is affected by fluctuations in the Canada/U.S. dollar exchange rate. Aeroplan incurs expenses in U.S. dollars for such items as air, car rental and hotel rewards issued to redeeming Aeroplan members, while a substantial portion of its revenues are generated in Canadian dollars. A significant deterioration of the Canadian dollar relative to the U.S. dollar would increase the costs of Aeroplan. In addition, the Fund may be unable to appropriately hedge the risks associated with fluctuations in exchange rates.

Leverage and Restrictive Covenants in Current and Future Indebtedness

The ability of the Fund, Aeroplan Trust, Aeroplan and LMG to make distributions, pay dividends or make other payments or advances will be subject to applicable laws and contractual restrictions contained in the instruments governing any indebtedness (including the credit facilities). The degree to which the Fund is leveraged could have important consequences to unitholders, including: (i) that the Fund's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; (ii) that a significant portion of cash flow from operations may be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations; (iii) that certain borrowings will be at variable rates of interest, which exposes the Fund to the risk of increased interest rates; and (iv) that the Fund may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures. These factors may increase the sensitivity of distributable cash to interest rate variations.

In addition, the Credit Facilities contain a number of financial and other restrictive covenants that require the Fund to meet certain financial ratios and financial condition tests and limit the ability to enter into certain transactions. A failure to comply with the obligations in the credit facilities could result in a default which, if not cured or waived, could result in a termination of distributions and permit acceleration of the relevant indebtedness. If the indebtedness under the credit facilities, including any possible hedge contracts with the lenders, were to be accelerated, there can be no assurance that the assets of the Fund would be sufficient to repay in full that indebtedness.

The Fund may need to refinance its available credit facilities or other debt and there can be no assurance that it will be able to do so or be able to do so on terms as favourable as those presently in place. If the Fund is unable to refinance these credit facilities or other debt, or is only able to refinance these credit facilities or other debt on less favourable and/or more restrictive terms, this may have a material adverse effect on the Fund's financial position, which may result in a reduction or suspension of cash distributions to unitholders. In addition, the

terms of any new credit facility or debt may be less favourable or more restrictive than the terms of the existing credit facilities or other debt, which may indirectly limit or negatively impact the ability of the Fund to pay cash distributions.

Restrictions on Potential Growth

The payout by the Fund of a significant portion of its operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of the Fund and its cash flow.

RISKS RELATED TO THE STRUCTURE OF THE FUND

Control of the Fund

As at December 31, 2007, ACE, directly and indirectly, owned 40,292,088 units representing, indirectly, 20.1% of the interests in the Fund.

Under the Securityholders' Agreement between the Fund and ACE, as amended on March 14, 2007, ACE has the ability to nominate a majority of the members of the Board of Directors of Aeroplan GP until its interest in the Fund falls below 20%. ACE effectively, through the representatives it could elect to appoint to the Board of Directors, has sufficient voting power to exercise control over corporate transactions submitted to the Board of Directors. The interests of ACE may conflict with those of unitholders.

Restrictions on Certain Unitholders and Liquidity of Units

The Fund's Declaration of Trust imposes various restrictions on unitholders of the Fund. Non-resident unitholders are prohibited from beneficially owning more than 49.9% of the Fund's units. These restrictions may limit (or inhibit the exercise of) the rights of certain unitholders, including non-residents of Canada and United States persons, to acquire units, to exercise their rights as unitholders and to initiate and complete take-over bids in respect of the units. As a result, these restrictions may limit the demand for units from certain investors and thereby adversely affect the liquidity and market value of the units held by the public. Management regularly monitors the level of Non-Resident ownership of the Fund through declarations obtained from market intermediaries. Given the limitations in the securities registration system and the lack of any process for real-time residency information to flow to the trustee and transfer agent, the Fund is of the view that the periodic declarations received from various market intermediaries are currently the most appropriate method of determining the residency status of its unitholders. If the level of Non-Resident ownership of the Fund approaches the 49.9% threshold, the Fund will consider implementing measures necessary to maintain its status as a mutual fund trust including the following: requiring residence declarations from unitholders, refusing to accept a subscription for units from or issue or register a transfer of units to a non-resident, imposing other limits on unit ownership by non-residents, and requiring non-resident unitholders to dispose of all or a portion of their unit holdings. As part of its strategy to maximize shareholder value, ACE has publicly stated its intent to divest of its remaining stake in the Fund. Should an important number of ACE's Fund units be ultimately held by non-residents of Canada, the risks described above would significantly increase.

Future Sales or Distributions of Units by ACE Aviation Holdings Inc.

On December 31, 2007, ACE held 20.1% of the outstanding units which can be sold or distributed by ACE subject to certain legal requirements. ACE has also been granted certain registration rights by the Fund under the Investor Liquidity Agreement. If ACE sells or distributes substantial amounts of units in the public market, the market price of the units could fall. The perception among the public that these sales or distributions will occur could also produce such effect.

Dependence on the Partnership and LMG

The Fund is an unincorporated open-ended trust which is entirely dependent on the operations and assets of the Partnership and its affiliated entities, including LMG, through the indirect ownership of 100% of the issued and outstanding units of the Partnership. Cash distributions to unitholders will be dependent on, among other things, the ability of the Trust to make cash distributions in respect of the Trust units, which, in turn, is dependent on the Partnership making cash distributions. The ability of the Partnership or the Trust to make cash distributions or other payments or advances will be subject to applicable laws and regulations and contractual restrictions contained in the instruments governing any indebtedness of those entities.

Cash Distributions Are Not Guaranteed and Will Fluctuate with the Business Performance

Although the Fund intends to distribute cash distributions received in respect of the Trust units, less expenses and amounts, if any, paid by Aeroplan in connection with the redemption of units, there can be no assurance regarding the amounts of income to be generated by the Partnership's business or ultimately distributed to the Fund. The actual amount distributed in respect of the units is not guaranteed and will depend upon numerous factors, including the Partnership's operating cash flows, profitability and its ability to sustain Adjusted EBITDA margins and the fluctuations in the Partnership's working capital and capital expenditures, all of which are susceptible to a number of risks.

If the Fund elects to convert from its current income trust structure to a corporate structure, there can be no assurance that the Fund will maintain its current distribution policy and that dividends will be paid to its shareholders in amounts equivalent to the current monthly distributions paid to Unitholders.

Nature of Fund Units

The Fund units do not represent a direct investment in the business of Aeroplan or LMG and should not be viewed by investors as direct securities thereof. As holders of Fund units, unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The units represent a fractional interest in the Fund. The Fund's primary assets are Trust Units and Trust Notes. The price per unit is a function of anticipated distributable income.

The Fund units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Liability

The Fund Declaration of Trust provides that no unitholder shall be subject to any liability whatsoever to any person in connection with a holding of units. However, in jurisdictions outside the Provinces of Ontario, Québec and Alberta, there remains a risk, which is considered by the Fund to be remote in the circumstances, that a unitholder could be held personally liable, despite such statement in the Fund Declaration of Trust, for the obligations of the Fund to the extent that claims are not satisfied out of the assets of the Fund. The affairs of the Fund are conducted to seek to minimize such risk wherever possible.

Income tax matters

On October 31, 2006, the Minister of Finance (Canada) announced a "Tax Fairness Plan" which, in part, proposed changes to the manner in which certain flow-through entities and the distributions from such entities are taxed. Bill C-52, Budget Implementation Act, 2007, which received Royal Assent on June 22, 2007, contained the SIFT Rules, which are designed to implement these proposals. Under the SIFT Rules, the Fund, as a publicly traded income trust, is considered a SIFT and will be subject to trust level taxation as of January 1, 2011 at a rate comparable to the combined federal and provincial corporate tax rate on certain types of income. In addition, the taxable distributions received by unitholders will be treated as taxable dividends from a taxable Canadian corporation.

The SIFT Rules could become effective on a date earlier than January 1, 2011 if the Fund is deemed to have undergone "undue expansion" during the period from November 1, 2006 to December 31, 2010, as described in the Normal Growth Guidelines issued by the Department of Finance (Canada) ("Finance") on December 15, 2006.

The Normal Growth Guidelines indicate that the Fund will not lose the benefit of the deferred application of the new tax regime to 2011 if the equity capital of the Fund does not grow as a result of issuances of new equity (which includes units, debt that is convertible into units, and potentially other substitutes for such equity) before 2011 by an amount that exceeds the greater of $50 million and an objective "safe harbour" amount based on a percentage of the Fund's market capitalization as of the end of trading on October 31, 2006 (measured in terms of the value of the Fund's issued and outstanding publicly traded units, not including debt, options or interests that were convertible into Units, the "October 31, 2006 Market Capitalization"). The Normal Growth Guidelines provide for a "safe harbour" amount as follows:

Time Period	Safe Harbour Amount
November 1, 2006 to December 31, 2007	40% of October 31, 2006 Market Capitalization
2008	20% of October 31, 2006 Market Capitalization
2009	20% of October 31, 2006 Market Capitalization
2010	20% of October 31, 2006 Market Capitalization

These "safe harbour" amounts are cumulative during the transition period. The Fund's October 31, 2006 Market Capitalization was approximately $792 million.

Although this was likely not the intent of the SIFT Rules proposed by Finance, there can be no assurance that the SIFT Rules, as they currently read, may not be interpreted and applied in a manner that would cause the Trust and the Partnership to be considered SIFTs. On December 20, 2007, Finance announced proposed technical amendments to the SIFT Rules to, among other things, ensure that trusts and partnerships, such as the Trust and the Partnership, that are not publicly traded and that are wholly-owned by, among other entities, SIFTs, are not considered to be SIFTs. No assurance may be given that these proposed amendments will be enacted as currently proposed or at all. If the Trust and the Partnership were considered to be SIFTs, it is assumed that they would also be considered to have been SIFTs on October 31, 2006.

On June 26, 2007, the ministère des Finances (Québec) (the "Ministère") published Information Bulletin 2007-5 confirming that Québec's tax legislation will be harmonized with the SIFT Rules but that a separate Québec tax regime relating to SIFT entities will be implemented. More specifically, the Ministère has announced that a SIFT with an establishment in Québec at any time in a taxation year will be subject to a Québec tax at a rate generally equal to the Québec tax rate relating to corporations and that a business allocation formula based on the gross income of a SIFT and the wages and salaries it pays, similar to the one used for the purposes of determining the tax payable by a corporation that has activities in Québec and outside Québec, will apply to determine the tax payable to Québec by a SIFT that has, in a taxation year, an establishment both in Québec and outside Québec. On February 26, 2008, Finance announced changes to the SIFT Rules that will among other things, result in harmonization between the SIFT rules and the separate Quebec tax regime relating to SIFT entities.

There can be no assurance that the Fund, the Trust or the Partnership will be able to retain the benefit of the deferred application of the SIFT Rules until 2011. Loss of the benefit of the deferred application of the SIFT Rules until 2011 could have a material and adverse affect on the value of the units.

The SIFT Rules may have an adverse impact on the Fund, the Trust, the Partnership and the unitholders, on the value of the units and on the ability of the Fund, the Trust and the Partnership to undertake financings and acquisitions, and, as such time as the SIFT Rules apply the Distributable Cash of the Fund may be materially reduced. The effect of the recently enacted SIFT Rules on the market for the units is uncertain.

No assurance can be given that Canadian federal and/or provincial income tax law respecting income trusts and other flow-through entities will not be further changed in a manner which adversely affects the Fund and its unitholders.

Investment Eligibility

There can be no assurance that the Fund units will continue to be qualified investments for Plans under the Income Tax Act (Canada). The Income Tax Act (Canada) imposes penalties for the acquisition or holding of non-qualified or ineligible investments by Plans.

Nature of Distributions

The after-tax return for any units owned by unitholders which are subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the Fund (portions of which may be fully or partially taxable or may be tax deferred). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to unitholders. The SIFT Rules will apply a tax on certain income earned by a SIFT trust or

partnership, and treat the taxable distributions of such income received by investors in such entities as taxable dividends. The SIFT Rules do not change the tax treatment of distributions that are in excess of the taxable income of a SIFT trust. The SIFT Rules generally do not apply to income trusts, the units of which were publicly traded as of October 31, 2006, such as the Fund, until January 1, 2011, subject to compliance with the Normal Growth Guidelines released by the Department of Finance on December 15, 2006, as may be amended from time to time.

Dilution of Existing Unitholders

The Fund Declaration of Trust authorizes the Fund to issue an unlimited number of Units for that consideration and on those terms and conditions as shall be established by the Trustees without the approval of any unitholders. The unitholders have no pre-emptive rights in connection with such further issues.

Conversion to Corporate Structure

In the context of the strategic objectives of the Fund, it may become in its best interest to convert to a corporate structure prior to January 1, 2011. Should the Fund decide to convert from its current structure to a corporate structure, there may be an adverse impact on the market price of the units resulting from the change in status.

ADDITIONAL INFORMATION

Additional information relating to the Fund and to the Partnership, including the Fund's Annual Information Form, is available on SEDAR at www.sedar.com or on Aeroplan's website at www.aeroplan.com under *About Aeroplan - Investor Relations.*

FORM 13-502F1
CLASS 1 REPORTING ISSUERS - PARTICIPATION FEE

Reporting Issuer Name: Aeroplan Income Fund

Fiscal year end date used to calculate capitalization: December 31, 2007

Market value of listed or quoted securities:
Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end (i) 199,968,791

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11 (a) (ii) (A) and (B) of the Rule) (ii) 21.11

Market value or class or series (i) x (ii) = (A) $4,221,341,178

(Repeat the above calculation for each class or series of securities of The reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year) (B)__________

Market value of other securities:
(See paragraph 2.11 (b) of the Rule)
(Provide details of how value was determined) (C)__________

(Repeat for each class or series of securities) (D)__________

Capitalization

(Add market value of all classes and series of securities) (A)+(B)+(C)+(D) = $4,221,341,178

Participation Fee
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above) $29,700

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year / 12 = __________

Late Fee, if applicable
(As determined under section 2.5 of the Rule) __________

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Aeroplan Income Fund Announces March 2008 Distribution

MONTREAL, March 17 /CNW Telbec/ - Aeroplan Income Fund (TSX: AER.UN) announced today that a cash distribution in the amount of $0.07 per Fund unit, covering the period from March 1 to March 31, 2008, will be paid on April 15, 2008, to unitholders of record at the close of business on March 31, 2008.

About Aeroplan Income Fund

Aeroplan Income Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario. Aeroplan Income Fund is the owner of Aeroplan Limited Partnership, Canada's premier loyalty marketing company and operator of the Aeroplan loyalty program and Loyalty Management Group Limited, operator of Nectar, the United Kingdom's largest customer reward program.

For more information about the Fund, please visit www.aeroplan.com

About Aeroplan

Aeroplan, Canada's premier loyalty marketing company and operator of the Aeroplan loyalty program, is dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership. Aeroplan's millions of members earn Aeroplan Miles with its network of more than 70 world-class partners, representing more than 150 brands in the financial, retail, and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards, and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2007 alone, more than 1.5 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise, and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles at least once in any consecutive twelve-month period.

For more information about Aeroplan, please visit www.aeroplan.com.

About LMG

LMG is based in the United Kingdom and develops, owns and manages large retail-based customer reward programs and provides customer data driven marketing services to retailers, CPGs and service providers worldwide. The group owns and operates the Nectar brand, the United Kingdom's largest customer reward program. It also majority owns the Air Miles programme in the Middle East as well as owning the Air Miles trademark around the world. It employs approximately 250 staff at its HQ in London and has operations in Newcastle, England and Mumbai, India.

For more information about LMG, please visit www.loyalty.co.uk.

%SEDAR: 00022208EF

/For further information: Michèle Meier, (514) 205-7028, michele.meier(at)aeroplan.com/

(AER.UN.)

CO: AEROPLAN INCOME FUND; AEROPLAN

CNW 07:00e 17-MAR-08

AMENDMENT NO. 1 TO CREDIT AGREEMENT

AMENDMENT NO. 1, dated as of December 23, 2005 (this "**Amendment**"), to the Existing Credit Agreement between AEROPLAN LIMITED PARTNERSHIP, a limited partnership organized under the Laws of the Province of Québec (the "**Borrower**"), the financial institutions and other lenders parties to the Credit Agreement referred to below (collectively, the "**Lenders**") and ROYAL BANK OF CANADA, as administrative agent (in such capacity, the "**Administrative Agent**") for the Lenders.

PRELIMINARY STATEMENTS:

1. The Borrower, the Lenders and the Administrative Agent have entered into a Credit Agreement dated as of June 29, 2005, (the "**Existing Credit Agreement**"). Capitalized terms not otherwise defined in this Amendment have the same meanings as specified in the Existing Credit Agreement.

2. The Borrower and the Lenders have agreed to amend the Existing Credit Agreement, but only on the terms and conditions hereinafter set forth (the Existing Credit Agreement, as amended by this Amendment, being referred to as the "**Credit Agreement**").

3. Accordingly, the Existing Credit Agreement is hereby amended as follows:

SECTION 1. Amendment to Existing Credit Agreement. The Existing Credit Agreement is, effective as of the date hereof and subject to the satisfaction of the conditions set forth in Section 2 below, hereby amended as follows:

(a) Section 1.01 thereof is amended by inserting the following definition in such Section in the appropriate alphabetical sequence:

"**1209233**" means 1209233 Alberta Ltd., a corporation incorporated and existing under the Laws of the Province of Alberta.

(b) The definition of "DRR Fund" contained in Section 1.01 thereof is amended and restated to read in its entirety as follows:

"**DRR Fund**" means the Deferred Revenue Reserve Fund, and the cash and Cash Equivalents deposited therein from time to time, maintained by the Borrower and 1209233 in an account or accounts with the Administrative Agent or its Affiliates.

(b) Section 8.01(q) thereof is amended and restated to read in its entirety as follows:

DRR Fund. (i) Deposit on the Closing Date an aggregate amount in cash and Cash Equivalents equal to Cdn. $400,000,000 in the DRR Fund; (ii) promptly deposit, and cause 1209233 to promptly deposit, such amount of the undistributed Adjusted Consolidated Operating Cash Flow less (to the extent not deducted in calculating Adjusted Consolidated Operating Cash Flow) amounts payable in respect of Adjusted Consolidated Net Interest Expense, Adjusted Consolidated Income Tax Expense, Capital Expenditures, Maintenance Capital Expenditures and additional administrative expenses as may be necessary from time to time to comply with the management guidelines and

policies of the Borrower and 1209233 with respect to maintenance of the DRR Fund reserve; and (iii) ensure, and cause 1209233 to ensure, that funds deposited in the DRR Fund that are invested in instruments that are not denominated in Canada dollars are currency hedged.

(c) Section 8.02(o) thereof is amended and restated to read in its entirety as follows:

"**DRR Fund.** Make any Investment, or permit 1209233 to make any Investment (in either case, other than investments in Cash Equivalents (provided that no more than 25% of the amounts deposited in the DRR Fund at any time shall be invested in commercial paper and no more than 5% of the amounts deposited in the DRR Fund at any time shall be invested in any one corporate issuer)) or acquisition, directly or indirectly, using any cash or Cash Equivalents deposited in the DRR Fund."

SECTION 2. Conditions Precedent to Effectiveness. This Amendment shall become effective as of the date first above written when, and only when, the Administrative Agent shall have received:

(a) counterparts of this Amendment executed by the Borrower and the Majority Lenders or, as to any of the Lenders, advice satisfactory to the Administrative Agent that such Lender has executed this Amendment;

(b) for and on behalf of itself, the Lenders and the Hedge Lenders, as applicable, as continuing collateral security for the present and future indebtedness and liability of 1209233 to the Administrative Agent and the Lenders and Hedge Lenders, as applicable, under the other Credit Documents, (i) a general security agreement (the "**Security Agreement**") dated as of the date hereof constituting a first-ranking charge (subject to Permitted Encumbrances) on all personal property from time to time of 1209233 and (ii) a guarantee (the "**Guarantee**" and, together with the Security Agreement, collectively, the "**Security Documents**") of 1209233, in each case in form and substance satisfactory to the Administrative Agent and its counsel, acting reasonably;

(c) a certified copy dated the date first above written of (i) the articles and by-laws of 1209233; (ii) the resolutions of the board of directors of 1209233 approving the entering into and completion of all transactions contemplated by the Security Documents; and (iii) all other instruments evidencing necessary corporate action of 1209233 with respect to such matters;

(d) a certificate of the Secretary of 1209233 dated the date first above written certifying the names and true signatures of its officers authorized to sign the Security Documents;

(e) a certificate of status, compliance or like certificate with respect to 1209233 issued by the appropriate Governmental Authority of the jurisdiction of its incorporation, dated a date reasonably close to the date first above written;

(f) favourable opinions of counsel to 1209233 in the jurisdiction of incorporation of 1209233 dated the date first above written in respect of corporate matters,

including enforceability of the Security Documents and, together with local counsel opinions dated the date first above written where the security interest created by the Security Documents is registered, confirming the validity and perfection of the Encumbrances created by the Security Documents;

(g) evidence of registration of the Security Documents in such jurisdictions as the Administrative Agent may reasonably require, in each case creating a first ranking priority (subject to Permitted Encumbrances); and

(h) account control agreements with respect to the DRR Fund, in form and substance satisfactory to the Administrative Agent and its counsel, acting reasonably.

SECTION 3. Reference to and Effect on the Existing Credit Agreement.

(a) On and after the effectiveness of this Amendment, each reference in the Existing Credit Agreement and any other Credit Document to "this Agreement", "the Credit Agreement", "hereunder", "hereof", "therunder", "thereof" or words of like import referring to the Existing Credit Agreement, shall mean and be a reference to the Credit Agreement, as amended by this Amendment.

(b) The Credit Agreement, as specifically amended by this Amendment, and each of the other Credit Documents are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed.

(c) The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Lender or the Administrative Agent under any of the Credit Documents, nor constitute a waiver of any provision of any of the Credit Documents.

SECTION 4. Acknowledgement and Covenant. Each signatory hereto acknowledges and confirms that 1209233 shall be deemed to be a Restricted Subsidiary of the Borrower as of the date first above written upon the satisfaction of the conditions set forth in Section 2 of this Amendment. Additionally, the Borrower shall not designate 1209233 as an Unrestricted Subsidiary so long as 1209233 holds any interest or right in, or obligation with respect to, the DRR Fund.

SECTION 5. Execution in Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by facsimile or electronic means shall be effective as delivery of a manually executed counterpart of this Amendment.

SECTION 6. Credit Document Pursuant to Credit Agreement. This Amendment is a Credit Document executed pursuant to the Credit Agreement and shall be construed, administered and applied in accordance with all of the terms and provisions of the Credit Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first above written.

AEROPLAN LIMITED PARTNERSHIP, by its general partner, Aeroplan Holding GP Inc.

Per: ______________________________
Authorized Signing Officer

ADMINISTRATIVE AGENT:

ROYAL BANK OF CANADA, as
Administrative Agent

Per: ______________________________
Authorized Signing Officer

David Wheatley
Manager, Agency

ROYAL BANK OF CANADA,
as Lender

Per: ______________________
Authorized Signatory

* Each Lender to insert appropriate legal name.

LENDERS:

BANK OF MONTREAL

Per: ______________________
Authorized Signing Officer

LENDERS:

SUN LIFE ASSURANCE COMPANY OF CANADA

Per: ____________________
Authorized Signing Officer
Steve Theofanis
Director, Structured Finance

Per: ____________________
Authorized Signing Officer
Paul C. Sinclair
AVP, Structured Finance

LENDERS:

FINANCIAL INSTITUTION NAME*:
The Canada Life Assurance Company

Per: ______________________________
Authorized Signing Officer

GAURAV MITTAL
SENIOR INVESTMENT ANALYST

* Each Lender to insert appropriate legal name.

LENDERS:

FINANCIAL INSTITUTION NAME*:

BANK OF NOVA SCOTIA

Per: Anuj Dhawan
Director
Authorized Signing Officer

* Each Lender to insert appropriate legal name.

LENDERS:

HSBC Bank Canada:

[signature]

Per: Eric Schumacher
Director

* Each Lender to insert appropriate legal name.

LENDERS:

The Manufacturers Life Insurance Company

Per: ______________________
Authorized Signing Officer

LENDERS:

FINANCIAL INSTITUTION NAME*:

Caisse Centrale Desjardins

Per: ______________________
Authorized Signing Officer

LENDERS:

CANADIAN IMPERIAL BANK OF COMMERCE:

Per: ______________________________
Authorized Signing Officer

Per: ______________________________
Authorized Signing Officer

LENDERS:

THE TORONTO-DOMINION BANK:

Per: ______________________________
Authorized Signing Officer

Per: ______________________________
Authorized Signing Officer

EXECUTION COPY

AMENDMENT NO. 2 TO CREDIT AGREEMENT

AMENDMENT NO. 2, dated as of August 28, 2006 (this "**Amendment**"), to the Existing Credit Agreement between AEROPLAN LIMITED PARTNERSHIP, a limited partnership organized under the Laws of the Province of Québec (the "**Borrower**"), the financial institutions and other lenders parties to the Credit Agreement referred to below (collectively, the "**Lenders**") and ROYAL BANK OF CANADA, as administrative agent (in such capacity, the "**Administrative Agent**") for itself and the other Lenders.

PRELIMINARY STATEMENTS:

1. The Borrower, the Lenders and the Administrative Agent have entered into a Credit Agreement dated as of June 29, 2005 (as amended by Amendment No. 1 dated as of December 23, 2005, and as may be further amended, restated, modified or supplemented from time to time), (the "**Existing Credit Agreement**"). Capitalized terms not otherwise defined in this Amendment have the same meanings as specified in the Existing Credit Agreement.

2. The Borrower and the Lenders have agreed to amend the Existing Credit Agreement, but only on the terms and conditions hereinafter set forth (the Existing Credit Agreement, as amended by this Amendment, being referred to as the "**Credit Agreement**").

3. Accordingly, the Existing Credit Agreement is hereby amended as follows:

SECTION 1. Amendment to Existing Credit Agreement. The Existing Credit Agreement is, effective as of the date hereof, hereby amended as follows:

(a) The definition of "**Commitment Fee Rate**" contained in Section 1.01 thereof is deleted in its entirety.

(b) Section 1.01 thereof is amended by inserting the following definitions in such Section in the appropriate alphabetical sequence:

"**Acquisition Credit Commitment Fee Rate**" means, at any time, the commitment fee rate in basis points per annum set forth in the column titled "Acquisition Credit Commitment Fee" in Schedule 6 corresponding to the Leverage Ratio at such time. Subject as provided in Schedule 6, the Acquisition Credit Commitment Fee Rate shall be adjusted as of the date of delivery of the most recent Compliance Certificate, based on such Compliance Certificate.

"**Revolving Credit Commitment Fee Rate**" means, at any time, the commitment fee rate in basis points per annum set forth in the column titled "Revolving Credit Commitment Fee" in Schedule 6 corresponding to the Leverage Ratio at such time. Subject as provided in Schedule 6, the Revolving Credit Commitment Fee Rate shall be adjusted as of the date of delivery of the most recent Compliance Certificate, based on such Compliance Certificate.

(c) Section 2.09(1) thereof is amended by deleting the words "Commitment Fee Rate" in the second line therein and adding the words "Revolving Credit Commitment Fee Rate" in replacement therefor.

(d) Section 2.09(2) thereof is amended by deleting the words "Commitment Fee Rate" in the second line therein and adding the words "Acquisition Credit Commitment Fee Rate" in replacement therefor.

(e) Schedule 6 thereof is amended and restated to read in its entirety as follows:

SCHEDULE 6
APPLICABLE COMMITMENT FEE AND APPLICABLE MARGINS

[The commitment fees and pricing margins contained in this Schedule have been redacted.]

The applicable "Acquisition Credit Commitment Fee", "Revolving Credit Commitment Fee" and "Applicable Margins" are expressed herein in basis points per annum.

(f) Section 8.03(c) thereof is amended by deleting the words "Adjusted Consolidated Interest Expense" in the second line therein and inserting the words "Adjusted Consolidated Net Interest Expense" in replacement therefor.

SECTION 2. Extension of Relevant Repayment Date.

The signatories hereto acknowledge and confirm that the Relevant Repayment Date in respect of the Revolving Credit Facility is extended to June 28, 2009.

SECTION 3. Reference to and Effect on the Existing Credit Agreement.

(a) On and after the effectiveness of this Amendment, each reference in the Existing Credit Agreement and any other Credit Document to "this Agreement", "the Credit Agreement", "hereunder", "hereof", "therunder", "thereof" or words of like import referring to the Existing Credit Agreement, shall mean and be a reference to the Credit Agreement, as amended by this Amendment.

(b) The Credit Agreement, as specifically amended by this Amendment, and each of the other Credit Documents are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed.

(c) The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Lender or the Administrative Agent under any of the Credit Documents, nor constitute a waiver of any provision of any of the Credit Documents.

SECTION 4. Execution in Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by facsimile or electronic means shall be effective as delivery of a manually executed counterpart of this Amendment.

SECTION 5. Credit Document Pursuant to Credit Agreement. This Amendment is a Credit Document executed pursuant to the Credit Agreement and shall be construed, administered and applied in accordance with all of the terms and provisions of the Credit Agreement.

SECTION 6. Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

SECTION 7. Governing Law. **This Amendment shall be governed by, and construed in accordance with, the laws of the Province of Québec and the laws of Canada applicable therein.**

SECTION 8. Language. The parties acknowledge that they have required that this Amendment, as well as all documents, notices and legal proceedings executed, given or instituted pursuant or relating directly or indirectly hereto, be drawn up in English (except as the parties may otherwise agree in writing). Les parties reconnaissent avoir exigé la rédaction en anglais de cet acte, ainsi que de tous documents exécutés, avis donnés et procédures judiciaires intentées, directment ou indirectment, à la suite de ou relativement au présent acte.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first above written.

AEROPLAN LIMITED PARTNERSHIP, by its general partner, Aeroplan Holding GP Inc.

Per: ______________________________
Authorized Signing Officer

ADMINISTRATIVE AGENT:

ROYAL BANK OF CANADA, as
Administrative Agent

Per: ______________________
Authorized Signing Officer

David Wheatley
Manager, Agency

LENDERS:

ROYAL BANK OF CANADA, as Lender:

Per: **Rod Smith**
Authorized Signing Officer

LENDERS:

BANK OF MONTREAL:

Per:

Name: Bruno Jarry

Title: Director

TOR_A2G:2039045.3

LENDERS:

GENUITY FINANCIAL GROUP:

Per: ______________________________
Phil Evershed

* Each Lender to insert appropriate legal name.

LENDERS:

THE TORONTO-DOMINION BANK:

Per: ______________________
Loann Nguyen

Per: ______________________
Yves Bergeron

LENDERS:

FINANCIAL INSTITUTION NAME*:
The Canada Life Assurance Company

Per: ______________________
Authorized Signing Officer

ANDREW ROBERTSON
SENIOR ACCOUNT MANAGER

* Each Lender to insert appropriate legal name.

LENDERS:

HSBC Bank Canada

Per: ________________________

Eric Schumacher

CAISSE CENTRALE DESJARDINS:

Per: ______________________________
Authorized Signing Officer

Per: ______________________________
Authorized Signing Officer

LENDERS:

Sumitomo Mitsui Banking Corporation of Canada

Per: ______________________

E.R. Langley

Vice President

* Each Lender to insert appropriate legal name.

LENDERS:

CANADIAN IMPERIAL BANK OF COMMERCE

Per: ______________________
Authorized Signing Officer

Per: ______________________
Authorized Signing Officer

LENDERS:

FINANCIAL INSTITUTION NAME*:

The Bank of Nova Scotia

Per: ______________________
Authorized Signing Officer

~~Anuj Dhawan~~ Dhawan
Director

Rob Kleinman
Associate

* Each Lender to insert appropriate legal name.

LENDERS:

FINANCIAL INSTITUTION NAME*:

SUN LIFE ASSURANCE COMPANY OF CANADA

Per: ______________________

Authorized Signing Officer
Steve Theofanis
Director, Private Placements

Paul C. Sinclair
AVP, Private Placements

* Each Lender to insert appropriate legal name.

LENDERS:

The Manufacturers Life Insurance Company

Per: ______________________

Patrick Chen
VP Canadian Private Placements

LENDERS:

TRIMARK ADVANTAGE BOND FUND

By: ______________________

Name: AIM Funds Management Inc., in its capacity as manager of TRIMARK ADVANTAGE BOND FUND

Title: Anthony Imbesi, Portfolio Manager

EXECUTION COPY

AMENDMENT NO. 3 TO CREDIT AGREEMENT

AMENDMENT NO. 3, dated as of December 19, 2007 (this "**Amendment**"), to the Existing Credit Agreement between AEROPLAN LIMITED PARTNERSHIP, a limited partnership organized under the Laws of the Province of Québec (the "**Borrower**"), the financial institutions and other lenders parties to the Credit Agreement referred to below (collectively, the "**Lenders**") and ROYAL BANK OF CANADA, as administrative agent (in such capacity, the "**Administrative Agent**") for the Lenders.

PRELIMINARY STATEMENTS:

1. The Borrower, the Lenders and the Administrative Agent have entered into a Credit Agreement dated as of June 29, 2005, (as amended by amendment No. 1 dated December 23, 2005 and amendment No. 2 dated August 28, 2006, the "**Existing Credit Agreement**"). Capitalized terms not otherwise defined in this Amendment have the same meanings as specified in the Existing Credit Agreement.

2. The Borrower has publicly announced its intention to purchase all of the issued and outstanding shares of Loyalty Management Group Limited and has provided the Lenders with a steps memorandum from its counsel, Stikeman Elliott LLP dated December 17, 2007 in connection therewith (the "**Steps Memo**");

3. The Borrower has requested certain amendments to the Existing Credit Agreement, including, without limitation, the creation of an additional term credit facility in the amount of Cdn. $168,000,000;

4. The Borrower and the Lenders have agreed to amend the Existing Credit Agreement, but only on the terms and conditions hereinafter set forth (the Existing Credit Agreement, as amended by this Amendment, being referred to as the "**Credit Agreement**"); and

5. Accordingly, the Existing Credit Agreement is hereby amended as follows:

SECTION 1. Amendment to Section 1.01. Section 1.01 of the Existing Credit Agreement is, effective as of the date hereof and subject to the satisfaction of the conditions set forth below, hereby amended as follows:

(a) by deleting the definition of "Restricted Subsidiary" and replacing it with the following new definition:

> "**Restricted Subsidiary**" means, (i) each Subsidiary of the Borrower which has provided Security as set forth in Section 2.13 (a "**Secured Restricted Subsidiary**"); and (ii) any other Subsidiary of the Borrower that has been designated by the Borrower as a Restricted Subsidiary but has not provided the Security as set forth in Section 2.13 provided that and for so long as such other Subsidiary (a) is a Wholly-Owned Subsidiary of the Borrower or any other Restricted Subsidiary (and for greater certainty is not a Subsidiary of an Unrestricted Subsidiary), (b) does not own any Assets or carry on any business other than the ownership of Equity Interests in a Subsidiary of the Borrower, Debt owed to it by a Subsidiary of the Borrower and cash distributions received from a Subsidiary of the Borrower that is forthwith transferred, directly or indirectly, to a

Secured Restricted Subsidiary or the Borrower, and (c) does not incur or suffer to exist any Debt other than Debt permitted pursuant to Section 8.02(b)(vi) and (viii) (an "Exempt Restricted Subsidiary").

(b) by adding the following new definition of "Bridge Credit Facility":

"Bridge Credit Facility" means the Cdn. $300,000,000 senior secured bridge credit facility specified in the Bridge Credit Agreement in a maximum principal amount of not more than $300,000,000."

(c) by adding the following new definition of "Bridge Credit Agreement":

"Bridge Credit Agreement" means the senior secured bridge credit agreement dated December 19, 2007 among Aeroplan Limited Partnership, as borrower, Royal Bank of Canada, as administrative agent and the financial institutions party thereto as lenders, as such agreement may be further amended, restated, supplemented or replaced.

(d) by deleting the definition of "Commitment" and replacing it with the following new definition:

"Commitment" means, at any time, in respect of (i) the Revolving Credit Facility, Cdn. $150,000,000 (the **"Revolving Credit Commitment"**); (ii) the Original Term Credit Facility, initially Cdn. $300,000,000 as reduced to Cdn. $132,000,000 on December 19, 2007 (the **"Original Term Credit Commitment"**); and (iii) the Additional Term Credit Facility, Cdn. $168,000,000 (the **"Additional Term Credit Commitment"**, and together with the Original Term Credit Commitment, the **"Term Credit Commitment"**); and (iv) the Acquisition Credit Facility, Cdn. $100,000,000 (the **"Acquisition Credit Commitment"**). A **"Revolving Lender's Revolving Credit Commitment"**, **"Term Lender's Original Term Credit Commitment"**, **"Term Lender's Additional Term Credit Commitment"** and a **"Acquisition Lender's Acquisition Credit Commitment"** mean, at any time, the relevant amount designated as such and set forth opposite such Lender's name on Schedule 17 or in the assignment and assumption agreement executed and delivered pursuant to Article 17 pursuant to which it shall become a party hereto (as reduced or increased in accordance with the terms hereof). A **"Term Lender's Term Credit Commitment"** means, such Term Lender's Original Credit Commitment or such Term Lender's Additional Term Credit Commitment, as applicable.

(e) by adding the following new definition of "Additional Term Credit Facility"

"Additional Term Credit Facility" means the term credit facility made available to the Borrower by the Term Lenders in accordance with Article 2 for the purposes specified in Section 2.03.

(f) by adding the following new definition of "Original Term Credit Facility"

"Original Term Credit Facility" means the term credit facility made available to the Borrower pursuant to Article 2 for the purposes specified in Section 2.03.

(g) be deleting the definition of Term Credit Facility and replacing it with the following new definition:

"Term Credit Facility" means, individually, the Additional Term Credit Facility or the Original Term Credit Facility, as applicable, and collectively the Additional Term Credit Facility and the Original Term Credit Facility.

(h) by deleting the definition of "Relevant Repayment Date" and replacing it with the following new definition:

"Relevant Repayment Date" means, in respect of Accommodations Outstanding in respect of the Borrower and any Lender (including any Swingline Lender and the Fronting Documentary Credit Lender), December 19, 2010.

(i) by amending the definition of "Eligible Hedging Agreements" by (i) adding the words "or any Restricted Subsidiary" after the words "the Borrower" in the second line of such definition; and (ii) adding the words "or the applicable Restricted Subsidiary" after the words "the Borrower" in the sixth line of such definition.

(j) by amending the definition of "Permitted Encumbrances" as follows:

> (i) by deleting the words "the Borrower" in the introductory line and replacing them with "any Person"; and
>
> (ii) by deleting the word "and" at the end of clause (x) and the "." at the end of clause (y) and replacing such "." with "; and"; and
>
> (ii) by adding the following new clause (z): "Encumbrances over the assets of LMG and its Subsidiaries to secure Debt permitted pursuant to Section 8.02(b)(ix);".

(k) by amending the definition of "Guarantor" to add the word "Secured" before the words "Restricted Subsidiary".

(j) by adding the following new definitions to Section 1.01:

> **"Acquisition"** means the acquisition by one or more Wholly-Owned Subsidiaries of the Borrower of all of the issued and outstanding shares of Loyalty Management Group Limited, the terms and conditions of which are specified in the Share Purchase Agreement and related documents thereto.
>
> **"AMIT"** means Air Miles International Trading BV.
>
> **"LMG"** means Loyalty Management Group Limited.
>
> **"LMGA"** means Loyalty Management Group Analytics Limited.
>
> **"LMS"** means Loyalty Management Services Limited.
>
> **"LMUK"** means Loyalty Management UK Limited.

"Share Purchase Agreement" means the share purchase agreement executed December 3, 2007 among, inter alia Warburg, Pincus Private Equity VIII, L.P. and others as sellers, Aeroplan Acquisition UK Limited and Aeroplan Limited Partnership.

"Steps Memo" means the steps memo called "Aeroplan Income Fund Project Acquisition Financing" dated December 17, 2007 and delivered to the Lenders, which sets out the steps required in connection with the Acquisition.

"UK ACO" means Aeroplan Acquisition UK Limited.

"UK ACO Notes" means the Canadian dollar and sterling pounds notes issued by UK ACO to certain sellers of the Equity Interests of LMG on or about December 19, 2007 in an aggregate principal amount of not more than $18,000,000 (or the Equivalent Amount thereof in any other currency).

SECTION 2. Amendment of Section 2.02(3). Section 2.02(3) of the Existing Credit Agreement is, effective as of the date hereof and subject to the satisfaction of the conditions set forth below, hereby amended by deleting the first sentence thereof. The parties hereto agree that the Additional Term Credit Facility shall be made available to the Borrower in one borrowing in the amount of Cdn. $168,000,000 on the date hereof provided that the Borrower shall have made arrangements satisfactory to the Administrative Agent for the concurrent repayment from existing cash available to the Borrower prior to the borrowing of the Additional Term Credit Facility and the permanent reduction of the Original Term Credit Facility in a corresponding amount.

SECTION 3. Amendment of Section 2.03. Section 2.03 of the Existing Credit Agreement is, effective as of the date hereof and subject to the satisfaction of the conditions set forth below, hereby amended by (i) adding the word "Original" before the words "Term Credit Facility" in clause (ii) thereof; and (ii) adding the following new sentence at the end thereof: "The Borrower shall use the proceeds of the Additional Term Credit Facility for the purposes specified in the Steps Memo."

SECTION 4. Amendment of Section 2.07(1). Section 2.07(1) of the Existing Credit Agreement is, effective as of the date hereof and subject to the satisfaction of the conditions set forth below, hereby amended by adding the following new sentence at the end thereof:

"Any voluntary prepayment of the Term Credit Facility or reduction of the Term Credit Commitment shall be made rateable between the Original Term Credit Facility and the Additional Term Credit Facility and Original Term Credit Commitment and Additional Term Credit Commitment, as the case may be."

SECTION 5. Amendment of Section 2.11(1). Section 2.11(1) of the Existing Credit Agreement is, effective as of the date hereof and subject to the satisfaction of the conditions set forth below, hereby amended by adding the following new sentence at the end thereof:

"Any mandatory repayment or prepayment of the Term Credit Facility shall be made rateable between the Original Term Credit Facility and the Additional Term Credit Facility."

SECTION 6. Amendment of Section 2.06(2). Section 2.06(2) of the Existing Credit Agreement is, effective as of the date hereof and subject to the satisfaction of the conditions set forth below, hereby amended by adding the following at the end thereof "; provided that the Borrower shall not be required to apply the Net Proceeds from the issuance of any Debt by the Borrower or any Restricted Subsidiary that are applied to repay and permanently reduce amounts outstanding under the Bridge Credit Agreement".

SECTION 7. Amendment of Section 2.08. Section 2.08 of the Existing Credit Agreement is, effective as of the date hereof and subject to the satisfaction of the conditions set forth below, hereby deleted and replaced with "**[intentionally deleted]**".

SECTION 8. Amendment to Section 8.01(n). Section 8.01(n) of the Existing Credit Agreement is, effective as of the date hereof and subject to the satisfaction of the conditions set forth below, hereby amended by adding the words "(other than an Exempt Restricted Subsidiary)" after the words "Restricted Subsidiary" in the second line thereof.

SECTION 9. Amendment to Section 8.02(b). Section 8.02(b) of the Existing Credit Agreement is, effective as of the date hereof and subject to the satisfaction of the conditions set forth below, hereby amended by deleting such section and replacing it with the following:

> "(b) Debt. Create, incur, assume or suffer to exist, or permit any Restricted Subsidiary to create, incur, assume or suffer to exist, any Debt other than (i) Debt arising under the Credit Documents; (ii) Debt in an aggregate amount not to exceed Cdn. $20,000,000 secured by Purchase Money Mortgages; (iii) Capitalized Lease Obligations in an aggregate amount not to exceed Cdn. $20,000,000; (iv) Subordinated Debt; (v) Debt which ranks pari passu with the Debt arising under the Credit Documents and subject to intercreditor agreements substantially in the form of Schedule 9 (and in this regard the Administrative Agent, acting reasonably, on behalf of the Lenders, agrees to enter into intercreditor agreements substantially in the form of Schedule 9 (with such modifications as the Administrative Agent, acting reasonably, deems necessary to protect and preserve the interests of the Lenders) to facilitate the creation of such pari passu Debt at the request of the Borrower); (vi) unsecured Debt between the Borrower and any Restricted Subsidiary or between Restricted Subsidiaries; (vii) the UK ACO Notes in an aggregate principal amount outstanding at any time of not more than Cdn. $18,000,000 (or the Equivalent Amount in any other currency); (viii) unsecured Debt owing by LMS and LMUK to AMIT in existence at the date of the closing of the Acquisition and not created in contemplation of the Acquisition in an aggregate principal amount outstanding at any time of not more than Cdn. $40,000,000 (or the Equivalent Amount in any other currency); and (ix) Debt incurred by LMG or any of its Subsidiaries for working capital purposes in an aggregate principal amount of not more than £11,000,000; provided the Borrower shall not, and shall not permit any Restricted Subsidiary to, incur Debt pursuant to clause (iv) or (v) of this Section 7.02(b) unless (i) no Event of Default has occurred and is continuing or would result therefrom, and (ii) after giving pro forma effect to the

incurrence of such Debt, the Borrower shall have demonstrated pro forma compliance with the financial covenants set forth in Section 8.03 for the 12-month period immediately following the date of the incurrence of such Debt."

SECTION 10. Amendment to Section 8.02(h). Section 8.02(b) of the Existing Credit Agreement is, effective as of the date hereof and subject to the satisfaction of the conditions set forth below, hereby amended by (i) deleting the "." at the end of clause (iii) thereof and replacing it with "; and"; and (ii) adding the following new clause (iv) thereto: "(iv) the Investments specified in Schedule 15, which Investments were in existence at the date of the closing of the Acquisition and were not incurred in contemplation of the Acquisition."

SECTION 11. Consent to the Use of Proceeds of the DRR Fund. Notwithstanding Section 8.02(o) of the Credit Agreement, the Administrative Agent and the Lenders hereby acknowledge and agree that amount on deposit in the DRR Fund may be used for the purposes specified in the Steps Memo provided that, after giving effect to the transactions specified in the Steps Memo, an amount of not less than Cdn.$ 400,000,000 will remain on deposit in the DRR Fund.

SECTION 12. Additional Schedules/Replacement of Existing Schedules: Lender Commitments/Permitted Encumbrances. Effective as of the date hereof and subject to the satisfaction of the conditions set forth below,

(i) Schedule 15 – Permitted Investments, attached to this Amendment, shall be added to and form a Schedule under the Credit Agreement;

(ii) Schedule 16 – Subsidiaries, attached to this Amendment, shall be added to and form a Schedule under the Credit Agreement and the Borrower hereby represents and warrants that Schedule 16 is a true and complete list of the Restricted Subsidiaries and Unrestricted Subsidiaries as at the date hereof and identifies, in respect of each Restricted Subsidiary whether such Restricted Subsidiary is a Secured Restricted Subsidiary or an Exempt Restricted Subsidiary;

(iii) Schedule 17 – Commitments, attached to this Amendment, shall be added to and form a Schedule under the Credit Agreement and the Commitment of each Lender shall be the Commitment of such Lender specified in Schedule 17;

(iv) Schedules 10, 11, 12 and 13 of the Existing Credit Agreement shall be deleted and replaced with Schedules 10, 11, 12 and 13 attached to this Amendment to reflect the updating of such disclosure schedules; and

(v) Schedule 6 of the Existing Credit Agreement shall be deleted and replaced with Schedule 6 attached to this Amendment.

SECTION 13. Intercreditor Agreement. Section 8.02(b) provides that the Administrative Agent is required to enter into an intercreditor agreement in connection with the incurrence by the Borrower of Debt pursuant to the Bridge Credit Facility and in connection therewith the Lenders hereby authorize and direct the Administrative Agent to execute and deliver the intercreditor agreement attached hereto as Schedule A (the "**Intercreditor Agreement**").

SECTION 14. Transaction Steps. Notwithstanding the covenants specified in Article 8 of the Existing Credit Agreement, the parties hereto acknowledge and agree that the Borrower and its Subsidiaries may complete the steps identified in the Steps Memo.

SECTION 15. Conditions Precedent to Effectiveness.

This Amendment shall become effective as of the date first above written when, and only when, the Administrative Agent shall have received:

(a) counterparts of this Amendment executed by the Borrower, the Administrative Agent and the Lenders;

(b) a confirmation agreement from each Guarantor confirming that its Guarantee continues to apply to the obligations of the Borrower under the Existing Credit Agreement as amended by this Amendment;

(c) the Borrower shall have completed the Acquisition and arrangement satisfactory to the Administrative Agent shall have been made for the execution and delivery of the Guarantees and Security required to be delivered under the Credit Agreement in connection with the Acquisition;

(d) execution and delivery of the Intercreditor Agreement by the parties thereto;

(e) execution and delivery by the Borrower and the Guarantors or such other documentation as may be required by the Administrative Agent, acting reasonably;

(f) delivery by the Borrower of a Borrowing Notice with respect to a drawing of $168,000,000 under the Additional Term Credit Facility;

(g) delivery by the Borrower of an irrevocable notice of repayment and permanent reduction of the Original Term Credit Facility in the amount of $168,000,000; and

(h) arrangement satisfactory to the Administrative Agent shall have been made for the drawing specified in clause (f) above and the repayment specified in clause (g) above.

SECTION 16. Reference to and Effect on the Existing Credit Agreement. On and after the effectiveness of this Amendment, each reference in the Existing Credit Agreement and any other Credit Document to "this Agreement", "the Credit Agreement", "hereunder", "hereof", "thereunder", "thereof" or words of like import referring to the Existing Credit Agreement, shall mean and be a reference to the Credit Agreement, as amended by this Amendment. The Credit Agreement, as specifically amended by this Amendment, and each of the other Credit Documents are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Lender or the Administrative Agent under any of the Credit Documents, nor constitute a waiver of any provision of any of the Credit Documents or a novation of any obligation under the Existing Credit Agreement.

SECTION 17. <u>Execution in Counterparts</u>. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by facsimile or electronic means shall be effective as delivery of a manually executed counterpart of this Amendment.

SECTION 18. <u>Credit Document Pursuant to Credit Agreement</u>. This Amendment is a Credit Document executed pursuant to the Credit Agreement and shall be construed, administered and applied in accordance with all of the terms and provisions of the Credit Agreement.

SECTION 19. <u>Successors and Assigns</u>. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

SECTION 20. <u>Governing Law</u>. **This Amendment shall be governed by, and construed in accordance with, the laws of the Province of Québec and the laws of Canada applicable therein.**

SECTION 21. <u>Language</u>. The parties acknowledge that they have required that this Amendment, as well as all documents, notices and legal proceedings executed, given or instituted pursuant or relating directly or indirectly hereto, be drawn up in English (except as the parties may otherwise agree in writing). Les parties reconnaissent avoir exigé la rédaction en anglais de cet acte, ainsi que de tous documents exécutés, avis donnés et procédures judiciaires intentées, directment ou indirectment, à la suite de ou relativement au présent acte.

[SIGNATURE PAGES IMMEDIATELY FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first above written.

AEROPLAN LIMITED PARTNERSHIP, by its general partner, Aeroplan Holding GP Inc.

Per: ______________________

Name:

Title:



ADMINISTRATIVE AGENT:

ROYAL BANK OF CANADA, as
Administrative Agent

Per: [signature]
Authorized Signing Officer
Yvonne Brazier
Manager, Agency

LENDERS:

ROYAL BANK OF CANADA

Per: ______________________
Authorized Signing Officer

Per: ______________________
Authorized Signing Officer

CANADIAN IMPERIAL BANK OF COMMERCE

Per: ______________________
Authorized Signing Officer

Per: ______________________
Authorized Signing Officer

BANK OF MONTREAL

Per: ______________________
Authorized Signing Officer

Per: ______________________
Authorized Signing Officer

THE TORONTO-DOMINION BANK

Per: ____________________________
Authorized Signing Officer

Per: ____________________________
Authorized Signing Officer

THE CANADA LIFE ASSURANCE COMPANY

Per: ______________________________
Authorized Signing Officer

Per: ______________________________
Authorized Signing Officer

THE BANK OF NOVA SCOTIA

Per: ______________________
Authorized Signing Officer R. LOCKIE
MANAGING DIRECTOR

Per: ______________________ Jamie Davis
Associate Director
Authorized Signing Officer

HSBC BANK CANADA

Per: ______________________________
Authorized Signing Officer

Per: ______________________________
Authorized Signing Officer

CAISSE CENTRALE DESJARDINS

Per: ______________________________
Authorized Signing Officer

Per: ______________________________
Authorized Signing Officer

JP MORGAN CHASE BANK, N.A.,
TORONTO BRANCH

Per: ______________________________
Authorized Signing Officer

Jeffrey Coleman
Vice President

Per: ______________________________
Authorized Signing Officer

THE MANUFACTURERS LIFE INSURANCE COMPANY

Per: ______________________ Patrick Shen
Authorized Signing Officer VP, Cdn Private Placements

Per: ______________________
Authorized Signing Officer

Robert F. Kilimnik
VP, Cdn Private Placements & Credit

SUMITOMO MITSUI BANKING CORPORATION OF CANADA

Per: ______________________
Authorized Signing Officer
Elwood Langley
Senior Vice President

Per: ______________________
Authorized Signing Officer

SUN LIFE ASSURANCE COMPANY OF CANADA

Per: ______________________
Authorized Signing Officer

John Chamberlain
Senior Director
Private Fixed Income

Per: ______________________
Authorized Signing Officer
Paul Sinclair
Managing Director
Head of Private Debt
Private Fixed Income

* Each Lender to insert appropriate legal name.

SCHEDULE A

INTERCREDITOR AGREMENT

(see attached)

ROYAL BANK OF CANADA

as the Bank Agent

and

ROYAL BANK OF CANADA

as the Pari Passu Agent

and

THE ENTITIES LISTED ON THE SIGNATURE PAGES AS OBLIGORS

as Obligors

INTERCREDITOR AGREEMENT

December 19, 2007

TABLE OF CONTENTS

PAGE

TABLE OF CONTENTS
(continued)

PAGE

INTERCREDITOR AGREEMENT

Intercreditor Agreement dated as of December 19, 2007 among Royal Bank of Canada ("**RBC**") in its capacity as agent for and on behalf of the Bank Lenders (as defined below) (the "**Bank Agent**"), RBC in its capacity as agent for and on behalf of the Pari Passu Lenders (as defined below) (the "**Pari Passu Agent**"), Aeroplan Limited Partnership, a limited partnership organized under the laws of the Province of Québec, (the "**Borrower**") and the other entities listed on the signature pages as Obligors.

RECITALS:

(a) Pursuant to a credit agreement dated as of June 29, 2005, as amended pursuant to an amending agreement no. 1 dated as of December 23, 2005, an amending agreement no. 2 dated as of August 28, 2006 and an amending agreement no. 3 dated as of December 19, 2007 (as the same may from time to time be further restated, modified, supplemented or otherwise amended in accordance with the terms thereof and hereof, the "**Credit Agreement**") among the Borrower, the Bank Agent, RBC and the other financial institutions from time to time party thereto as lenders (including the successors and assigns of such lenders, the "**Bank Lenders**"), the Bank Lenders have agreed to make certain credit facilities available to the Borrower;

(b) The Syndicate Indebtedness (as herein defined) is secured by the Syndicate Security (as herein defined);

(c) Pursuant to a senior secured bridge credit agreement dated as of December 19, 2007 (as the same may from time to time be restated, modified, supplemented or otherwise amended in accordance with the terms thereof and hereof, the "**Pari Passu Debt Agreement**") among the Borrower, the Paris Passu Agent, RBC and the other financial institutions from time to time party thereto as lenders (including the successors and assigns of such lenders, the "**Pari Passu Lenders**"), the Borrower is indebted to the Pari Passu Lenders;

(d) The Pari Passu Indebtedness (as herein defined) is secured by the Pari Passu Security (as herein defined);

(e) The Bank Agent, for and on behalf of itself and the Bank Lenders, and the Pari Passu Agent, for and on behalf of itself and the Pari Passu Lenders, have agreed upon certain priorities as set forth below; and

(f) The Obligors acknowledge and agree that their assets and contractual obligations may from time to time be dealt with by the parties to this Agreement in accordance with the provisions of this Agreement;

In consideration of the foregoing and the mutual agreements contained herein, the receipt and adequacy of which are acknowledged, the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms

As used in this Agreement, the following terms have the following meanings:

"Account Control Agreements" means (i) the account control agreement (cash) dated June 29, 2005 between the Borrower, the Bank Agent and Royal Bank of Canada, as account holder (**"RBC"**), as amended; (ii) the account control agreement (investments) dated June 29, 2005 between the Borrower, the Bank Agent and RBC, as amended; (iii) the account control agreement (investments) dated as of the date hereof between the Borrower, the Pari Passu Agent and RBC Dominion Securities Inc. (**"RBC DS"**); and (iv) the account control agreement (investments) dated as of the date hereof between the Borrower, the Pari Passu Agent and RBC DS and **"Account Control Agreement"** means any one of them.

"Activation Notice" shall have the meaning ascribed to such term in the applicable Account Control Agreement.

"Agreement" means this intercreditor agreement and all schedules and instruments in amendment or confirmation of it; and the expressions **"Article"** and **"Section"** followed by a number mean and refer to the specified Article or Section of this Agreement.

"Assets" means all the property, assets, agreements (including all guarantees) and undertakings of each of the Obligors and all proceeds therefrom.

"Business Day" means any day of the year, other than a Saturday, Sunday or other day which banks are required or authorized to close in Toronto, Ontario or Montreal, Quebec.

"Costs" means, with respect to a Lender, the Bank Agent or the Pari Passu Agent, as the case may be, the aggregate of:

(a) all costs, fees, charges and other expenses required to be paid to such Lender, the Bank Agent or the Pari Passu Agent, as the case may be, under its Security or any other Credit Document between an Obligor and such Lender, the Bank Agent or the Pari Passu Agent, as the case may be, and which have not yet been paid;

(b) all costs, fees, charges and other expenses incurred by such Lender, the Bank Agent or the Pari Passu Agent, as the case may be, in enforcing all or part of its Security; and

(c) interest on the amount specified in (a) and (b) at the highest rate per annum payable by the Obligors on their obligations to such Lender, the Bank Agent or the Pari Passu Agent, as the case may be, from the date of demand on the Obligors until paid in full.

"Credit Documents" means the Syndicate Documents and the Pari Passu Debt Documents.

"**Equivalent Cdn. $ Amount**" means, on any day with respect to any amount of U.S. dollars or £ Sterling, the equivalent amount of Cdn. Dollars determined by using the quoted spot rate at which the Bank Agent's principal office in Toronto offers to provide Cdn. Dollars in exchange for U.S. Dollars in Toronto at 12:00 noon (Toronto time) on such day.

"**Event of Default**" means any of the events specified as an "Event of Default" under the Credit Agreement or the Pari Passu Debt Agreement as the context so requires.

"**Foreign Exchange and Hedging Arrangements**" means the agreements entered into as permitted by the Credit Agreement regarding the provision by the Bank Lenders and/or their affiliates to the Borrower or any Secured Restricted Subsidiary of foreign exchange rate and interest rate protection of the type contemplated in the International Swap Dealers Association Inc. Master Agreement in respect of foreign exchange rate and interest rate transactions in the ordinary course of the Borrower's or such Secured Restricted Subsidiary's business.

"**Indebtedness**" means, collectively, the Syndicate Indebtedness and the Pari Passu Indebtedness.

"**Interest**" means, with respect to a Lender, the Bank Agent or the Pari Passu Agent, as the case may be, the aggregate of:

(a) all accrued interest which has not been paid to such Lender, the Bank Agent or the Pari Passu Agent, as the case may be, in respect of its Indebtedness both before and after default, maturity, demand and judgment, including without limitation interest accruing from time to time and unpaid on amounts owing on termination or redemption of Foreign Exchange and Hedging Arrangements in accordance with their terms;

(b) commitment fees payable and unpaid to the Bank Lenders on the undrawn portion of the Revolving Credit Commitment and Acquisition Credit Commitment (as each such term is defined in the Credit Agreement), any breakage fees and any fees and administrative charges referred to in the definition of "Outstanding L/C Obligations"; and

(c) interest on the amount specified in (a) at the highest rate per annum payable by the Obligors on their obligations to such Lender, the Bank Agent or the Pari Passu Lender, as the case may be, from the date of demand on the Obligors until paid in full.

"**Lenders**" means, on the one hand, the Bank Lenders and, on the other hand, the Pari Passu Lenders, and collectively, the Bank Lenders and the Pari Passu Lenders

"**Loan Agreements**" means the Credit Agreement and the Pari Passu Debt Agreement.

"**Obligors**" means the parties listed on the signature pages hereof as Obligors and all additional parties who become obligors and/or guarantors from time to time under the Credit Documents.

"Outstanding L/C Obligations" means the aggregate Face Amount (as defined in the Credit Agreement) of all Documentary Credits (as defined in the Credit Agreement) (whether drawn or undrawn) issued pursuant to the Credit Agreement, and all Fees (as defined in the Credit Agreement) in respect of Documentary Credits and the administrative charges provided for in the Credit Agreement in connection with Documentary Credits.

"Outstanding Principal Obligations" means, in respect of the Bank Agent and the Bank Lenders on the one hand, and Pari Passu Agent and the Pari Passu Lenders on the other hand, the total aggregate principal amount of all then outstanding loans and accommodations made by such Persons to the Obligors under the applicable Loan Agreements and, for greater certainty in the case of the Bank Lenders, includes Outstanding L/C Obligations and any amounts owing at any time to such Bank Lenders and their affiliates under the Foreign Exchange and Hedging Arrangements, but excludes in all events all Fees, Costs and Interest.

"Pari Passu Debt Documents" means, collectively, the Pari Passu Debt Agreement and the Pari Passu Security and the other Credit Documents (as defined in the Pari Passu Debt Agreement).

"Pari Passu Indebtedness" means all present and future indebtedness and liability howsoever arising of the Obligors under the Pari Passu Debt Documents.

"Pari Passu Security" means any security (including guarantees) now held or hereafter required by the Pari Passu Agent or any Pari Passu Lender in respect of the Assets of any Obligor to secure the Pari Passu Indebtedness.

"Person" means a natural person, partnership, limited partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity and pronouns have a similarly extended meaning.

"Security" means each of the security agreements, hypothecs, assignments, debentures, guarantees, mortgages and other instruments comprising the Syndicate Security and the Pari Passu Security.

"Syndicate Documents" means, collectively, the Credit Agreement, the Syndicate Security and the other Credit Documents (as defined in the Credit Agreement).

"Syndicate Indebtedness" means all present and future indebtedness and liability howsoever arising of the Obligors under the Syndicate Documents.

"Syndicate Security" means any security (including guarantees) now held or hereafter required by the Bank Agent or any of the Bank Lenders in respect of the Assets of any Obligor to secure the Syndicate Indebtedness.

1.2 Gender and Number

Any reference in this Agreement to gender shall include all genders and words importing the singular number only shall include the plural and vice versa.

1.3 Headings, etc.

The provision of a table of contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect its interpretation.

1.4 Currency

All references in this Agreement to dollars, unless otherwise specifically indicated, are expressed in Canadian currency. In determining Outstanding Principal Obligations in relation to the Indebtedness, such amount shall be expressed in Canadian Dollars and each relevant U.S. Dollar amount shall be converted, for purposes of such calculation, into its Equivalent Canadian $ Amount.

1.5 Certain Phrases, etc.

In this Agreement (i) (y) the words "including" and "includes" mean "including (or includes) without limitation" and (z) the phrase "the aggregate of", "the sum of" or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of", and (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".

1.6 References to Agreements

Any reference to any agreement document or instrument shall mean a reference to such agreement as the same may, from time to time, be amended, supplemented, restated or replaced.

1.7 Covenants for Benefit of Bank Lenders and Pari Passu Lenders

All rights and benefits stated to accrue to the Bank Agent or the Pari Passu Agent hereunder shall accrue to the Bank Agent or the Pari Passu Agent, as applicable for and on behalf and for the benefit of itself and the Bank Lenders or the Pari Passu Lenders, as applicable and each of them in accordance with the terms of this Agreement.

ARTICLE 2
LOANS, SECURITY AND PRIORITY

2.1 Consents to Security

Each of the Pari Passu Agent and the Bank Agent consents to the creation and issue of the Pari Passu Debt Documents and the Syndicate Documents and the Pari Passu Agent and the Bank Agent agree that the creation, issue, registration, filing and existence of the same shall not constitute an Event of Default under any such documents.

2.2 *Pari Passu* Ranking of Indebtedness

The Syndicate Indebtedness and the Pari Passu Indebtedness shall rank equally and rateably, without preference, on a *pari passu* basis in all respects and for all purposes based on the amount

of Syndicate Indebtedness and Pari Passu Indebtedness provided that the proceeds of realization shall be applied in accordance with Section 2.12.

2.3 *Pari Passu* Ranking of Security

The Syndicate Security and the Pari Passu Security shall rank and be enforceable equally and rateably, without preference, on a *pari passu* basis in all respects and for all purposes based on the amount of the Syndicate Indebtedness and Pari Passu Indebtedness provided that the proceeds of realization shall be applied in accordance with Section 2.12.

2.4 Effect on Priority

The *pari passu* arrangements provided for in this Agreement and all other rights established, altered or specified herein shall be effective irrespective of:

(a) the priorities otherwise accorded to the Security by any applicable law;

(b) the time or order of the creation, granting or execution or delivery of any of the Credit Documents;

(c) the time or order of attachment or perfection of the security interests constituted by any of the Security;

(d) the time or order of registration, filing, recording or notification of any of the Security or the filing of financing statements or other instruments and documents with respect thereto, or the failure to file in respect of any of the Security or any of the Security becoming unperfected for any reason;

(e) the time of the making of advances, loans or payments under any of the Credit Documents;

(f) the giving of, or the failure to give, any notice to any Obligor, or to any other Person, or the time of giving of any such notice;

(g) the manner in which any of the Security is created or whether any Security is a fixed or floating charge;

(h) any other factor of legal relevance, whether similar or dissimilar to any of the foregoing, other than this Agreement establishing the priority or ranking or relative rights of enforcement among the Lenders; or

(i) any provision to the contrary in the Credit Documents.

2.5 Prepayment of Syndicate Indebtedness

The Pari Passu Agent agrees with the Bank Agent that, at any time, the Bank Lenders and the Bank Agent may accept any payment or prepayment in respect of the Syndicate Indebtedness, or any part thereof including all Interest and Costs owing to the Bank Lenders and the Bank Agent.

2.6 Prepayment of Pari Passu Indebtedness

The Bank Agent agrees with the Pari Passu Agent that, at any time, the Pari Passu Lenders and the Pari Passu Agent may accept any payment or prepayment in respect of the Pari Passu Indebtedness, or any part thereof including all Interest and Costs owing to the Pari Passu Lenders and the Pari Passu Agent.

2.7 Enforceable Security

In the event that it shall be determined that, by virtue of the application of laws regarding reviewable transactions on bankruptcies, preferences and similar matters, any agreement or instrument made in relation to a Credit Document shall not be enforceable, the Bank Lenders and the Bank Agent shall not be responsible or in any way liable to the Pari Passu Lenders or the Pari Passu Agent in respect thereof and the Pari Passu Lenders and the Pari Passu Agent shall not be responsible or in any way liable to the Bank Lenders and the Bank Agent in respect thereof.

2.8 Amendments to Loan Documentation and Security

(1) The Pari Passu Agent covenants with the Bank Agent that so long as any amount owing under the Pari Passu Debt Documents remains unpaid, the Pari Passu Debt Documents shall not be amended, modified or supplemented so as to affect the subordination and priority provisions herein contained. The Bank Agent covenants with the Pari Passu Agent that so long as any amount owing under the Syndicate Documents remains unpaid, the Syndicate Documents shall not be amended, modified or supplemented so as to affect the subordination and priority provisions herein contained.

(2) The Bank Lenders, the Bank Agent and the applicable Obligors may from time to time amend the Credit Agreement (including by means of entering into an amended and restated credit agreement) or amend any of the Syndicate Documents from time to time without the prior written consent of the Pari Passu Agent; *provided* that in all circumstances the Bank Agent shall provide notice of such amendment to the Pari Passu Agent within 10 Business Days following the effectiveness of such amendment and copies of any such documents within a reasonable time following receipt of a written request therefor.

(3) The Pari Passu Agent and the applicable Obligors may from time to time amend the Pari Passu Debt Documents without the prior written consent of the Bank Lenders or the Bank Agent; *provided* that in all circumstances the Pari Passu Agent shall provide notice of such amendment to the Bank Agent within 10 Business Days following the effectiveness of such amendment and copies of any such documents within a reasonable time following receipt of a written request therefor.

(4) The Bank Agent and the Bank Lenders on the one hand and the Pari Passu Agent and the Pari Passu Lenders on the other hand may, from time to time as such parties consider appropriate, take further security (including guarantees and cash collateral arrangements) from the Obligors as part of the Syndicate Security or the Pari Passu Security and shall provide notice thereof to the other party and provide copies to other party of such security in accordance with Section 2.8(2) or (3), as the case may be, but failure to provide such notice or such copies shall in no way impair, lessen or affect such

security. Such additional security shall be subject to the terms and provisions hereof as if existing as of the date hereof.

(5) The Bank Agent and the Bank Lenders may, at any time and from time to time, without any consent of, or notice to the Pari Passu Agent and without impairing or releasing the obligations of the Pari Passu Agent under this Agreement, (i) exchange, release, perfect, not perfect or renew the Syndicate Security, (ii) release any Person liable in any manner under, or in respect of the Syndicate Documents, (iii) exercise or refrain from exercising any rights against the Obligors or any other Person, (iv) change the manner or place of payment or change or end the time of payment of, or renew, the Syndicate Indebtedness, or (v) increase the rate of interest payable on the Outstanding Principal Obligations owing under the Syndicate Documents.

(6) The Pari Passu Agent and the Pari Passu Lenders may, at any time and from time to time, without any consent of, or notice to, the Bank Agent or the Bank Lenders and without impairing or releasing the obligations of the Bank Agent or the Bank Lenders under this Agreement, (i) exchange, release, perfect, not perfect, or renew the Pari Passu Security, (ii) release any Person liable in any manner under, or in respect of, the Pari Passu Debt Documents, (iii) exercise or refrain from exercising any rights against the Obligors or any other Person, (iv) change the time or place of payment or change or extend the time of payment of, or renew, the Pari Passu Indebtedness, or (v) increase the rate of interest payable on the Outstanding Principal Obligations owing under the Pari Passu Debt Documents.

2.9 Limitation

This Agreement shall be applicable to, and govern only in relation to, the priority of security or payment as among the Bank Agent and the Bank Lenders on the one hand, and the Pari Passu Agent and the Pari Passu Lenders on the other hand and their respective permitted assigns with regard to the Syndicate Indebtedness and the Pari Passu Indebtedness.

2.10 Statement of Outstanding Principal Obligations

(1) At any time and from time to time, the Bank Agent, the Pari Passu Agent or any Lender may request, in writing, a statement of the particulars of the Outstanding Principal Obligations, Interest and Costs and any other amounts outstanding under any other Lenders' Credit Documents. Within 10 Business Days of receipt of any such request, the receiving Lenders shall advise, by notice to the Bank Agent, the Pari Passu Agent and/or Lender requesting the same, the particulars of such outstanding amounts as of the date of the request. The Obligors consent to the disclosure of this information and irrevocably direct the Lender receiving such request to provide such information to the Bank Agent, the Pari Passu Agent or Lender making such request.

(2) No Lender shall be liable to the Bank Agent and/or other Lenders in respect of any error made or subsequently discovered in notices delivered pursuant to this Section 2.10 if the Lender giving such notice was acting in good faith, without intent to mislead and not recklessly.

2.11 Consent

The Obligors consent to the provisions of this Agreement and covenant and agree that so long as any of the Syndicate Indebtedness or the Pari Passu Indebtedness remains outstanding, they shall, subject to their rights under the Loan Agreements, stand possessed of their property, assets and undertaking so charged for the Bank Agent and the Bank Lenders on the one hand, and the Pari Passu Agent and the Pari Passu Lenders on the other hand and their respective permitted assigns in accordance with their respective interests and duties as set out in this Agreement. By executing this Agreement, the Obligors acknowledge its existence and agrees to be bound by its terms. Nothing in this Agreement shall confer or be deemed to confer any right, benefit or advantage on any Obligor. The consent of the Obligors to any amendment of this Agreement shall not be required *provided*, that no amendment which affects an Obligor shall be effective as against such Obligor without its consent thereto.

2.12 Application of Proceeds

The proceeds received by the Bank Agent, the Pari Passu Agent or any Lender, as applicable, in respect of any sale of, collection from or other realization upon all or any part of the Assets pursuant to the exercise by the Bank Agent, the Pari Passu Agent or any Lender of its remedies, and any other funds realized by the Bank Agent, the Pari Passu Agent or any Lender during the continuance of an Event of Default, shall be applied, subject to applicable laws, in full or in part, together with any other sums then held by the Bank Agent, the Pari Passu Agent or any Lender pursuant to any Credit Document, promptly by the Bank Agent, the Pari Passu Agent or any Lender, as applicable, as follows:

(a) First, to the payment of all Costs and all other amounts for which the Bank Agent, the Pari Passu Agent or Lender is entitled to indemnification pursuant to the provisions of any Credit Document, equally and rateably in accordance with the respective amounts thereof then due and owing, together with interest on each such amount at the highest rate then in effect under the Credit Agreement or the Pari Pass Debt Agreement, as applicable, from and after the date such amount is due, owing or unpaid until paid in full;

(b) Second, without duplication of amounts applied pursuant to clause (a) above, to the payment in full in cash, pro rata, of Interest and other amounts constituting obligations secured by the Security (other than Outstanding Principal Obligations) to the Bank Lenders and the Pari Passu Lenders in each case equally and rateably in accordance with the respective amounts thereof then due and owing;

(c) Third, to the payment in full in cash, pro rata, of the Outstanding Principal Obligations (including reimbursement obligations in respect of Documentary Credits (as such term is defined in the Credit Agreement)); and

(d) Fourth, the balance, if any, to the person lawfully entitled thereto (including the applicable Obligor or its successors or assigns) or as a court of competent jurisdiction may direct.

In the event that any such proceeds are insufficient to pay in full the items described in clauses (a) through (d) of this Section 2.12, the Obligors shall remain liable, solidarily, for any deficiency, subject to the terms of the Credit Documents to which they are a party.

2.13 Possession of Pledged Securities

To the extent that the Bank Agent holds any share certificates, trust unit certificates, trust notes, promissory notes or other securities (collectively "**Pledged Securities**") as collateral pledged to the Bank Agent for and on behalf of the Lenders and Hedge Lenders pursuant to the Syndicate Security, such Pledged Securities shall now be held by the Bank Agent, as agent for and on behalf of the Pari Passu Agent and the Pari Passu Lenders to be dealt with in accordance with the terms and conditions of this Agreement; provided that, while the Bank Agent shall treat such Pledged Securities with the same degree of care as it treats its own property, it shall have no liability for the loss or destruction of any such Pledged Securities except for its gross negligence or wilful misconduct. The Obligors consent to the Bank Agent holding such Pledged Securities as agent for the Pari Passu Agent and the Pari Passu Lenders. If any Pledged Securities are lost or destroyed, the Borrower agrees, upon receiving an affidavit of loss and bond of indemnity from the Bank Agent to that effect, to issue or cause the issuance of replacement appropriate Pledged Securities to the Bank Agent. The Bank Agent acknowledges that, as of today's date, it is holding the Pledged Securities that are listed in Schedule "A". At any time while any Syndicate Indebtedness remains unpaid or the Bank Lenders have any commitments to extend credit to the Borrower, each Obligor agrees to deliver any additional Pledged Securities required to be delivered under any of the Syndicate Security and the Pari Passu Security to the Bank Agent to be held by the Bank Agent, as agent for and on behalf of the Pari Passu Agent and the Pari Passu Lenders, to be dealt with in accordance with the terms and conditions of this Agreement; provided that, while the Bank Agent shall treat such Pledged Securities with the same degree of care as it treats its own property, it shall have no liability for the loss or destruction of any such Pledged Securities except for its gross negligence or wilful misconduct. The Obligors consent to the Bank Agent holding such Pledged Securities as agent for the Pari Passu Agent and the Pari Passu Lenders. Upon indefeasible payment in full of all Syndicate Indebtedness and the termination of the Credit Agreement, the Bank Agent shall deliver all Pledged Securities then held by the Bank Agent to the Pari Passu Agent. Thereafter, each Obligor agrees to deliver any additional Pledged Securities to the Pari Passu Agent.

2.14 Activation Notices

Notwithstanding the time of delivery of an Activation Notice under any of the Account Control Agreements, if the Bank Agent has delivered an Activation Notice to RBC or RBC DS, as applicable, RBC or RBC DS, as the holder of the accounts under the applicable Account Control Agreement shall follow the instructions of the Bank Agent. Each of RBC and RBC DS is hereby authorized to rely on this Section 2.14 and is an intended third party beneficiary of this Agreement.

ARTICLE 3
COVENANTS

3.1 No Contest of Security

The Bank Agent and Pari Passu Agent will not:

(a) Assert in any action, suite or proceeding whatsoever the invalidity, unenforceability or ineffectiveness of this Agreement or any of the Credit Documents; or

(b) Participate in, co-operate with or finance any other party to pursue any such action, suit or proceeding,

it being understood and agreed that, regardless of the validity, effectiveness or enforceability of any of the Credit Documents, as between the Bank Agent on behalf of the Bank Lenders and the Pari Passu Agent on behalf of the Pari Passu Lenders, these parties shall have the rights of payment in the priorities contemplated in this Agreement.

3.2 Transfers of Indebtedness and Security

Each of the Bank Agent and the Pari Passu Agent agrees to ensure that its applicable Loan Agreement requires that any purchaser, assignee or transferee of its Pari Passu Indebtedness or Syndicate Indebtedness, as the case may be, is bound by and subject to the provisions of this Agreement and agrees not to amend such provision in its applicable Loan Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE LENDERS

4.1 Representations and Warranties of Lenders

(1) The Bank Agent represents and warrants to the Pari Passu Agent and the Pari Passu Lenders that (a) this Agreement has been duly executed and delivered by it and constitutes legal, valid and binding obligations of it, enforceable against it in accordance with its terms, subject only to any limitation under applicable laws relating to (i) bankruptcy, insolvency, arrangement, creditors' rights generally, and (ii) the discretion that a court may exercise in the granting of equitable remedies and (b) each Bank Lender has duly appointed, pursuant to the terms of the Credit Agreement, the Bank Agent to enter into this Agreement on its behalf and to exercise such powers and take such actions as are reasonably incidental thereto.

(2) The Pari Passu Agent represents and warrants to each of the Bank Agent and the Bank Lenders that (a) this Agreement has been duly executed and delivered by it and constitutes legal, valid and binding obligations of it, enforceable against it in accordance with its terms, subject only to any limitation under applicable laws relating to (i) bankruptcy, insolvency, arrangement or creditors' rights generally, (ii) the discretion that a court may exercise in the granting of equitable remedies and (b) each Pari Passu Lender has duly appointed, pursuant to the terms of the Pari Passu Debt Agreement, the Pari Passu Agent to enter into this Agreement on its behalf and to exercise such powers and take such actions as are reasonably incidental thereto.

(3) The Bank Agent represents and warrants to the Pari Passu Agent and the Pari Passu Lenders that the Syndicate Security does not secure any liabilities or obligations in favour of any Bank Lender other than the Syndicate Indebtedness and the Pari Passu Agent represents and warrants to the Bank Agent and the Bank Lenders that the Pari

Passu Security does not secure any obligations or liabilities of any Pari Passu Lender other than the Pari Passu Indebtedness.

ARTICLE 5
MISCELLANEOUS

5.1 Notice

Any notice, direction or other communication to be given under this Agreement shall, except as otherwise permitted, be in writing and given by delivering it or sending it by facsimile or other similar form of recorded communication addressed:

(a) to the Bank Agent at:

RBC Capital Markets Agency Group
200 Bay Street
Royal Bank Plaza, 12th Floor
Toronto, ON M5J 2W7

Attention: Yvonne Brazier
Assistant Manager

Telephone: (416) 842-3910
Facsimile: (416) 842-4023
E-mail: yvonne.brazier@rbccm.com

(b) to the Pari Passu Agent at:

RBC Capital Markets Agency Group
200 Bay Street
Royal Bank Plaza, 12th Floor
Toronto, ON M5J 2W7

Attention: Yvonne Brazier
Assistant Manager

Telephone: (416) 842-3910
Facsimile: (416) 842-4023
E-mail: yvonne.brazier@rbccm.com

(c) to the Obligors at:

Aeroplan Limited Partnership
5100 de Maisonneuve Blvd West
5th Floor, Suite 1163
Montreal, QC H4A 3T2

Attention: Chief Financial Officer

Telephone: (514) 205-7518
Facsimile: (514) 205-7555

Any such communication shall be deemed to have been validly and effectively given if (i) personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Toronto time), otherwise on the next Business Day, (ii) transmitted by facsimile or similar means of recorded communication on the Business Day following the date of transmission. Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to the party at its changed address.

5.2 Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to its subject matter and may not be amended or modified in any respect except by written consent signed by the Pari Passu Agent and the Bank Agent.

5.3 Assignment

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. The Obligors shall not assign their rights and obligations under this Agreement or any interest in this Agreement without the prior written consent of the other parties. Any assignment or transfer of any indebtedness or liability of the Obligors to any party or any instrument representing the same or any of the security held or to be held by it or any of its rights thereunder shall be made subject to the provisions of this Agreement and the assignee or transferee shall be bound by these provisions to the same extent as the party assigning or transferring.

5.4 Term

This Agreement shall remain in full force and effect until the written agreement to the contrary of the Pari Passu Agent and the Bank Agent or until such time as only one of either the Bank Agent and the Bank Lenders, on the one hand, or the Pari Passu Agent and the Pari Passu Lenders, on the other hand, has no amounts owing thereto under its respective Credit Documents and such Credit Documents have been terminated.

5.5 No Agency Relationship, etc.

Except as specifically provided herein, in no event shall the execution and delivery of this Agreement by the Pari Passu Agent or the Bank Agent or the performance of their respective obligations hereunder constitute or be deemed or construed to constitute the creation of any agency, partnership, joint venture or similar relationship between the parties.

5.6 Further Assurances

The parties shall do such further acts and things and execute, deliver, register and file such further deeds, documents and assurances which may be reasonably required to give full effect to the intent and purpose of this Agreement.

5.7 Time

Time shall be of the essence in this Agreement.

5.8 Severability

If any provision of this Agreement is deemed by any court of competent jurisdiction to be invalid or void, the remaining provisions shall remain in full force and effect.

5.9 Governing Law; Consent to Jurisdiction

THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE PROVINCE OF QUEBEC AND THE FEDERAL LAWS OF CANADA APPLICABLE IN THE PROVINCE OF QUEBEC, APPLICABLE TO CONTRACTS MADE AND PERFORMED IN THAT PROVINCE. EACH OF THE OBLIGORS HEREBY CONSENTS AND AGREES THAT THE COURTS OF THE PROVINCE OF QUEBEC SHALL HAVE NON-EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN IT AND THE ADMINISTRATIVE AGENT PERTAINING TO THIS AGREEMENT OR TO ANY MATTER ARISING OUT OF OR RELATING TO THIS AGREEMENT; PROVIDED, THAT NOTHING IN THIS AGREEMENT SHALL BE DEEMED OR OPERATE TO PRECLUDE THE BANK AGENT OR THE PARI PASSU AGENT FROM BRINGING SUIT OR TAKING OTHER LEGAL ACTION TO REALIZE ON THE ASSETS OR TO ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOUR OF BANK AGENT OR PARI PASSU AGENT IN ANY OTHER JURISDICTION (EACH BEING REFERRED TO HEREIN AS AN "ENFORCEMENT JURISDICTION"). EACH OF THE OBLIGORS EXPRESSLY SUBMITS AND CONSENTS IN ADVANCE TO THE JURISDICTION OF SUCH ENFORCEMENT JURISDICTION IN ANY ACTION OR SUIT COMMENCED IN ANY SUCH COURT, AND EACH OF THE OBLIGORS HEREBY WAIVES ANY OBJECTION THAT IT MAY HAVE BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR FORUM NON CONVENIENS AND HEREBY CONSENTS TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY SUCH COURT OF SUCH ENFORCEMENT JURISDICTION. EACH OF THE OBLIGORS HEREBY WAIVES PERSONAL SERVICE OF THE SUMMONS, COMPLAINT AND OTHER PROCESS ISSUED IN ANY SUCH ACTION OR SUIT AND AGREES THAT SERVICE OF SUCH SUMMONS, COMPLAINTS AND OTHER PROCESS MAY BE MADE BY OVERNIGHT COURIER ADDRESSED TO IT AT THE ADDRESS SET FORTH IN THE CREDIT AGREEMENT OR IN SUCH OTHER MANNER AS IS PROVIDED FOR IN THE CREDIT AGREEMENT AND THAT SERVICE SO MADE SHALL BE DEEMED COMPLETED UPON THE EARLIER OF SUCH OBLIGOR'S ACTUAL RECEIPT THEREOF AND ONE (1) BUSINESS DAY AFTER DEPOSIT WITH A REPUTABLE OVERNIGHT COURIER FOR NEXT BUSINESS DAY DELIVERY, WITH ALL CHARGES PREPAID.

5.10 Paramountcy

In the event of a conflict in or between the provisions of this Agreement and the provisions of any of the other Credit Documents then, notwithstanding anything contained in such other Credit Document, the provisions of this Agreement will prevail. In particular, if any act or omission of

a party is expressly permitted under this Agreement but is expressly prohibited under another Credit Document, such act or omission shall be permitted. If any act or omission is expressly prohibited under a Credit Document (other than this Agreement), but this Agreement does not expressly relieve the applicable party from such performance, such circumstance shall not constitute a conflict in or between the provisions of this Agreement and the provisions of such other Credit Document (other than this Agreement).

5.11 Confidentiality

The Bank Agent and the Pari Passu Agent agree to use reasonable efforts to ensure that all information relating to the other Lenders and the Bank Agent (if it is not the disclosing party) which may be delivered to it pursuant to this Agreement and which is not publicly filed or otherwise made available to the public generally (and which is not independently known to the Bank Agent or the Pari Passu Agent) will not, except with the consent of such other Person (if it is not the disclosing party), be distributed or otherwise made available by such Person to any Person other than its directors, officers, employees, authorized agents, counsel, regulators or other representatives (*provided* the other representatives have agreed or are under a duty to keep all information confidential in accordance with the foregoing) required, in the reasonable opinion of the Bank Agent or Pari Passu Agent (as applicable), to have such information.

5.12 No Waiver; Remedies

No failure on the part of any party hereto to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any right preclude any other or further exercise of the right or the exercise of any other right. No waiver of any provision of this Agreement nor consent to any departure by any party therefrom shall be effective unless the same is in writing and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which it was given. These remedies are cumulative and not exclusive of any remedies provided by law.

5.13 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

5.14 Language

The parties acknowledge that they have required that this Agreement, as well as all documents, notices and legal proceedings executed, given or instituted pursuant or relating directly or indirectly hereto, be drawn up in English (except as the parties may otherwise agree in writing). Les parties reconnaissent avoir exigé la rédaction en anglais de cet acte, ainsi que de tous documents exécutés, avis donnés et procédures judiciaires intentées, directment ou indirectment, à la suite de ou relativement au présent acte.

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be duly executed and delivered by its proper and duly authorized officers as of the day and year first above written.

[Remainder of this page intentionally left blank.]

ROYAL BANK OF CANADA as Bank Agent

By: ______________________________
Authorized Signing Officer

ROYAL BANK OF CANADA as Pari Passu Agent

By: ______________________________
Authorized Signing Officer

OBLIGORS:

AEROPLAN LIMITED PARTNERSHIP by its general partner, Aeroplan Holding GP Inc.

By: ______________________________
Authorized Signing Officer

AEROPLAN TRUST by its attorney, Aeroplan Holding GP Inc.

By: ______________________________
Authorized Signing Officer

AEROPLAN HOLDING GP INC.

By: ______________________________
Authorized Signing Officer

Acknowledged and agreed to as of December 20, 2007.

LOYALTY MANAGEMENT GROUP LIMITED

By: ______________________________
Authorized Signing Officer

LOYALTY MANAGEMENT SERVICES LIMITED

By: ______________________________
Authorized Signing Officer

LOYALTY MANAGEMENT GROUP ANALYTICS LIMITED

By: ______________________________
Authorized Signing Officer

LOYALTY MANAGEMENT UK LIMITED

By: ______________________________
Authorized Signing Officer

AEROPLAN ACQUISITION UK LIMITED

By: ______________________________
Authorized Signing Officer

AEROPLAN HOLDINGS UK LIMITED

By: ______________________________
Authorized Signing Officer

SCHEDULE "A"
PLEDGED SECURITIES

A. Share Certificates

Name and Address of Pledgor	Name of Pledged Entity	Class of Stock	Certificate Number(s)	Number of Shares / Limited Partnership Interests
Aeroplan Trust, by its attorney, Aeroplan Holding GP Inc.	Aeroplan GP Inc.	common shares	C-6, C-24, C-8, C-11, C-17, C-19, C-20, C-21, C-22, C-23, C-24	200,000,000

B. Unit Certificates

Name and Address of Pledgor	Name of Pledged Entity	Class of Stock	Certificate Number(s)	Number of Shares / Limited Partnership Interests
Aeroplan Trust, by its attorney, Aeroplan Holding GP Inc.	Aeroplan Limited Partnership	Class A Units	A-9, A-11, A-13, A-19, A-21, A-22, A-23, A-24, A-25, A-26	200,000,000
Aeroplan Holding GP Inc.	Aeroplan Limited Partnership	Class A Unit	A-1	1

TOR_A2G:2786783.5

SCHEDULE 15

PERMITTED INVESTMENTS

1. The £40,000,000 loan made by LMUK to [text redacted] [The name of the accumulation partner has been redacted.] in exchange for £40,000,000 worth of points transferred into the Nectar program by [text redacted] [The name of the accumulation partner has been redacted.] reward card customers, as amended from time to time;

2. Loans made or to be made by Restricted Subsidiaries to BGL Reads Trust Company Limited, as trustee of the Loyalty Management Employees' Benefit Trust and to employees directly provided such loans do not exceed, in the aggregate, Cdn$5,000,000 at any time;

3. Debt owed by AMIT to LMG (£136,386 outstanding as at November 30, 2007);

4. Debt owed by AMIT to LMUK (£659,529 outstanding November 30, 2007);

SCHEDULE 16 SUBSIDIARIES

Unrestricted Subsidiaries

LMG Loyalty Services India Private Limited

Air Miles International Holdings NV ("**AMIH**")

Air Miles International Trading BV ("**AMIT**")

Loyalty Management International BV ("**LMI**")

Rewards Management Middle East Free Zone LLC (will be owned at 60% at closing)

Secured Restricted Subsidiaries

Loyalty Management Group Limited

Loyalty Management UK Limited

Loyalty Management Services Limited

Aeroplan Holdings UK Limited ("**UK Holdco**")

Loyalty Management Group Analytics Limited ("**LMGA**")

Aeroplan Acquisition UK Limited ("**UK Aco**")

Exempt Restricted Subsidiaries

4421671 Canada Inc.

4421680 Canada Inc.

Aeroplan Finance, LLC ("**LLC Finco**")

Aeroplan Finance, S.a.r.l. ("**Lux Finco**")

Aeroplan Holdings Cooperatief ("**Dutch Co-Op Holdco**")

SCHEDULE 17

LENDER COMMITMENTS

Lender	Original Term Credit Commitment	Additional Term Credit Commitment	Acquisition Credit Commitment	Revolving Credit Commitment
Royal Bank of Canada	$30,360,000	$38,640,000	$30,500,000	$31,500,000
Bank of Montreal	$10,560,000	$13,440,000	$10,500,000	$19,000,000
Canadian Imperial Bank of Commerce	$17,820,000	$22,680,000	$18,000,000	$25,000,000
The Bank of Nova Scotia	$16,500,000	$21,000,000	$16,750,000	$24,250,000
The Toronto-Dominion Bank	$10,560,000	$13,440,000	$10,500,000	$29,000,000
HSBC Bank Canada	$2,420,000	$3,080,000	$2,500,000	$2,000,000
The Canada Life Assurance Company	$8,800,000	$11,200,000		
JP Morgan Chase Bank, N.A., Toronto Branch				$10,000,000
The Manufacturers Life Insurance Company	$13,200,000	$16,800,000		
Caisse Centrale Desjardins	$4,840,000	$6,160,000	$5,000,000	$4,000,000
Sun Life Assurance Company of Canada	$11,000,000	$14,000,000		
Sumitomo	$5,940,0000	$7,560,000	$6,250,000	$5,250,000

SCHEDULE 10
INSURANCE MATTERS

1. Summary of General Insurance Air Canada/ACE dated October 1, 2007

2. Summary of Insurance: Aircraft Hull (including spares and equipment) and Liability Insurance for Air Canada, Jazz, and Air Georgian Limited (December 15, 2006 - December 15, 2007)

3. Aircraft Hull and Spares and Airline Liability Insurance, Policy AU104506 (December 15, 2007 - December 15, 2008)

4. Property Insurance for ACE and its subsidiaries/ ACE's interest in any partnership or joint venture in which it has control, Policy SSP-7853 (March 1, 2007 - March 1, 2008)

5. Directors and Officers Liability and Corporate Reimbursement for ACE, Policy 6801-4934 (October 1, 2007 - October 1, 2008)

6. Fiduciary Liability for ACE, Policy 6800-2716 (October 1, 2007 - October 1, 2008)

7. Crime Insurance for ACE, Policy 8146-0682 (October 1, 2007 - October 1, 2008)

8. Kidnap & Ransom Insurance for Air Canada and any subsidiary, Policy SRTO300673004 (July 18, 2007 - July 18, 2008)

9. Broadcasters/ Advertisers Insurance for Air Canada, Policy COM0003303A (December 20, 2006 - December 20, 2007)

10. Health Care Insurance materials between Aeroplan Limited Partnership and Sun Life Financial for contract no. 20513

11. Accidental Death and Dismemberment (basic), Policy ESC 910 31 46 between Aeroplan and American Home Assurance Company (effective April 1, 2003)

12. Accidental Death and Dismemberment (optional), Policy PAI 910 31 47 between Aeroplan and American Home Assurance Company (effective April 1, 2003)

13. Commercial Combined for Loyalty Management Group Ltd & Subsidiary Companies & KEM Management Ltd, Certificate No 774SBSP433938A07, Contract No 807407, Policy No SZ/13905263, (September 10, 2007 - September 9, 2008) Insurers: Allianz Insurance plc.

14. Directors & Officers Liability for Loyalty Management Group Ltd, Policy number 33582763, (September 10, 2007 - September 9, 2008) Insurers: AIG Europe (UK) Ltd.

15. Personal Accident & Travel Corp for Loyalty Management Group Ltd & Subsidiary Companies & KEM Management Ltd, Certificate No 774SBS/P44691A07/450031,

Contract No 809306, Policy No 7816/01/2006/016, (September 10, 2007 – September 9, 2008) Insurers: QBE Insurance (Europe) Ltd.

16. Keyman for Loyalty Management Group Ltd, Policy number 218430, (October 5, 2005 – October 4, 2008), Insurers: Lutine Assurance Services Ltd.

17. Inventory insurance Company Liability (excluding third party indemnity) for Loyalty Management International B.V., Policy number 70572270, (June 6, 1999 - December 12, 2009), Insurers: ABN AMRO Bank N.V.

18. Technical Insurance (Electronic/Computer/Inventory Equipment) for Loyalty Management International B.V., Policy number 71376035 (May 1, 2005 - May 1, 2010), Insurers: ABN AMRO Bank N.V.

SCHEDULE 11
CORPORATE STRUCTURE

CORPORATE STRUCTURE
TAKING INTO ACCOUNT COMPLETION OF THE ACQUISITION
TRANSFER OF DUTCH OPCO
* This entity is, on Closing Day, held by LMG

Aeroplan Income Fund

Aeroplan Trust

Aeroplan Holding GP Inc.

Aeroplan Limited Partnership

1209233 Alberta Ltd. (Unrestricted)

4421671 Canada Inc. (Exempt Restricted)

Aeroplan Finance, LLC ("LLC Finco") (Exempt Restricted)

Aeroplan Finance, S.a.r.l. ("Lux Finco") (Exempt Restricted)

Aeroplan Holdings UK Limited ("UK Holdco") (Secured Restricted)

Aeroplan Acquisition UK Limited ("UK Aco") (Secured Restricted)

Loyalty Management Group Limited ("LMG") (Secured restricted)

Loyalty Management Services Limited ("LMS") (Secured Restricted)

Loyalty Management UK Limited ("LMUK") (Secured Restricted)

Loyalty Management Group Analytics Limited ("LMGA") (Secured Restricted)

Air Miles International* Trading BV ("Dutch Opco") (Unrestricted)

Air Miles International Holdings NV ("AMIH") (Unrestricted)

LMG Loyalty Services India Private Limited (Unrestricted)

Loyalty Management International BV ("LMI") (Unrestricted)

60%

Rewards Management Middle East Free Zone LLC (Unrestricted)

4421680 Canada Inc. (Exempt Restricted)

BOUTINC

SCHEDULE 12
COLLECTIVE BARGAINING AGREEMENTS AND OTHER LABOUR MATTERS

Air Canada signed a letter with the CAW on May 23, 2004 in which it agreed that in the event of a sale of all or part of he Aeroplan business or operations to one or more third parties, the collective agreement between Air Canada and the National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW-Canada) and its Local 2002 (effective August 7, 2003 to May 31, 2009) would continue to apply to the successor, the CAW's bargaining rights would be recognized by the successor and scope work at Aeroplan would continue to be performed by CAW-represented employees of Air Canada until the collective agreement expires in 2009. This protection applies even if Aeroplan does not remain wholly owned by Air Canada or is deemed to fall within provincial jurisdiction. A similar letter had been signed in September 2000.

SCHEDULE 13

MATERIAL CONTRACTS

New Material Contract : the Agreement for Continued Participation as a Sponsor in the Nectar Multi-Participant Customer Loyalty Programme in the United Kingdom dated March 27, 2007 between LMUK, Sainsbury's Supermarkets Limited an LMG

With respect to defaults : nil

SCHEDULE 6
APPLICABLE COMMITMENT FEE AND APPLICABLE MARGINS

[The commitment fees and pricing margins contained in this Schedule have been redacted.]

EXECUTION COPY

Cdn. $300,000,000
SENIOR SECURED BRIDGE CREDIT FACILITY

AEROPLAN LIMITED PARTNERSHIP
as Borrower

- and -

ROYAL BANK OF CANADA
as Lender

- and -

THOSE OTHER FINANCIAL INSTITUTIONS THAT BECOME LENDERS UNDER THIS AGREEMENT

- and -

ROYAL BANK OF CANADA
as Administrative Agent

- and -

RBC CAPITAL MARKETS
as Lead Arranger and Bookrunner

- and -

BANK OF MONTREAL
CANADIAN IMPERIAL BANK OF COMMERCE
NATIONAL BANK OF CANADA
THE BANK OF NOVA SCOTIA
as Co-Syndication Agents

SENIOR SECURED BRIDGE CREDIT AGREEMENT

Dated as of December 19, 2007

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS
(continued)

Page

TABLE OF CONTENTS
(continued)

Page

SCHEDULES

Schedules Relating to Accommodations

Schedule 1	-	Form of Borrowing Notice
Schedule 2	-	Form of Drawing Notice
Schedule 3	-	Notice Periods and Amounts
Schedule 4	-	Applicable Margins

Schedules Relating to the Administration of the Credit Agreement

Schedule 5	-	Form of Assignment and Assumption Agreement
Schedule 6	-	Form of Compliance Certificate
Schedule 7	-	Form of Intercreditor Agreement

Schedules Relating to Representations and Warranties

Schedule 8	-	Insurance Matters
Schedule 9	-	Corporate Structure
Schedule 10	-	Collective Bargaining Agreements and Other Labour Matters

Miscellaneous Schedules

Schedule 11	-	Approved OECD Country
Schedule 12	-	Additional Conditions Precedent
Schedule 13	-	Permitted Investments
Schedule 14	-	Leases
Schedule 15	-	Subsidiaries

CREDIT AGREEMENT

Senior Secured Bridge Credit agreement dated as of December 19, 2007, between AEROPLAN LIMITED PARTNERSHIP, a limited partnership organized under the Laws of the Province of Quebec, as Borrower, ROYAL BANK OF CANADA, as Lender, the financial institutions which become Lenders under this Agreement, as Lenders, and ROYAL BANK OF CANADA, as Administrative Agent.

NOW THEREFORE the parties hereto, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, hereby covenant and agree as hereinafter set forth:

ARTICLE 1
INTERPRETATION

Section 1.01 Defined Terms. As used in this Agreement, the following terms have the following meanings:

"Accommodation" means (i) an Advance made by a Lender on the occasion of any Borrowing; and (ii) the creation and purchase of Banker's Acceptances or the purchase of completed Drafts by a Lender on the occasion of any Drawing (each of which is a "Type" of Accommodation).

"Accommodation Notice" means a Borrowing Notice or a Drawing Notice, as the case may be.

"Accommodations Outstanding" means, without duplication, at any time (a) under the Credit Facility, in relation to (i) the Borrower and all Lenders, the amount of all Accommodations outstanding thereunder at such time made to the Borrower by the Lenders, and (ii) the Borrower and each Lender, the amount of all Accommodations outstanding at such time made by such Lender. In determining Accommodations Outstanding, the aggregate amount thereof shall be determined on the basis of the aggregate principal amount of all outstanding Advances and the aggregate Face Amount of all outstanding BA Instruments.

"Account Debtor" means, as to any Person, any other Person who is or may become obligated to such Person under, with respect to, or on account of, an Account Receivable.

"Accounts Receivable" means, as to any Person, all debts, claims, demands and choses in action, including all book debts and accounts, now due or hereafter to become due, together with the benefit of all judgements and all other securities for the said debts, claims, demands and choses in action and all proceeds (including, insurance proceeds) and all other rights and benefits in respect thereto to which such Person is now or may hereafter become entitled.

"ACE" means ACE Aviation Holdings Inc., a corporation incorporated and existing under the laws of Canada, and any of its permitted assigns and successors.

"**AC Material Agreements**" means, collectively, the CPSA, GSA, Database Agreement and Trademark Agreement.

"**Acquisition**" means the acquisition by one or more Wholly-Owned Subsidiaries of the Borrower of all of the issued and outstanding shares of Loyalty Management Group Limited, the terms and conditions of which are specified in the Share Purchase Agreement and related documents thereto.

"**Acquisition Credit Facility**" has the meaning specified in the Senior Secured Credit Agreement.

"**Additional Excluded Property**" has the meaning specified in the Security Agreements.

"**Adjusted Consolidated Debt**" means, at any time, the aggregate amount of all Debt of the Borrower and its Restricted Subsidiaries at such time (determined without duplication on a consolidated basis).

"**Adjusted Consolidated Depreciation and Amortization Expense**" means, in respect of the Borrower and its Restricted Subsidiaries, for any period, depreciation, amortization and other non-cash expenses of the Borrower and its Restricted Subsidiaries which reduce Adjusted Consolidated Net Income for such period.

"**Adjusted Consolidated EBITDA**" means, in respect of the Borrower and its Restricted Subsidiaries, for any period and without duplication, Adjusted Consolidated Net Income for such period (a) increased, to the extent deducted in calculating Adjusted Consolidated Net Income, by the sum of (i) Adjusted Consolidated Interest Expense, (ii) Adjusted Consolidated Income Tax Expense, (iii) Adjusted Consolidated Depreciation and Amortization Expense, (iv) non-cash items relating to foreign exchange losses on debt and long-term receivables and related foreign exchange contracts decreasing Adjusted Consolidated Net Income for such period, and (v) any other non-cash items decreasing Adjusted Consolidated Net Income for such period, and (b) decreased to the extent included in calculating Adjusted Consolidated Net Income by the sum of (i) non-cash items relating to foreign exchange gains on debt and long-term receivables and related foreign exchange contracts increasing Adjusted Consolidated Net Income for such period, (ii) any other non-cash items increasing Adjusted Consolidated Net Income for such period (excluding revenues recognized in accordance with GAAP), and (iii) interest payments or other distributions received by the Borrower or any Restricted Subsidiary on account of any equity, debt or similar interest of the Borrower or any Restricted Subsidiary in any Person other than the Borrower or a Restricted Subsidiary.

"**Adjusted Consolidated Income Tax Expense**" means, in respect of the Borrower and its Restricted Subsidiaries, for any period, the aggregate of all taxes paid or accrued based on income of the Borrower and its Restricted Subsidiaries.

"**Adjusted Consolidated Interest Expense**" means, for any period for the Borrower and its Restricted Subsidiaries, the sum of, without duplication, (i) all items properly classified as interest expense in accordance with GAAP, and (ii) the aggregate of all purchase discounts relating to the sale of accounts receivable in connection with any asset securitization program.

"Adjusted Consolidated Net Debt" means, at any time, Adjusted Consolidated Debt at such time less the aggregate of (without duplication) (i) the amount of cash and Cash Equivalents in the DRR Fund at such time; and (ii) the amount of any other cash or Cash Equivalents of the Borrower and its Restricted Subsidiaries at such time; provided, for greater certainty, that cash maintained in cash collateral accounts or which constitute cash collateral deposits in connection with any encumbrance set forth in clauses (n) through (q) of the definition of "Permitted Encumbrance" and which does not otherwise constitute Debt shall be excluded from clause (ii) above.

"Adjusted Consolidated Net Income" means, with respect to the Borrower and its Restricted Subsidiaries, for any period, the net income (loss) of the Borrower and its Restricted Subsidiaries for such period. There shall be excluded from any such net income (loss) (i) after-tax gains or losses from asset sales or abandonments or reserves relating thereto, (ii) after-tax items that are extraordinary or nonrecurring gains or losses, and (iii) minority interests. For greater certainty, "Adjusted Consolidated Net Income" shall be determined without inclusion of any items properly classified as interest income in accordance with GAAP.

"Adjusted Consolidated Net Interest Expense" means, for any period for the Borrower and its Restricted Subsidiaries, (a) the sum of, without duplication, (i) all items properly classified as interest expense in accordance with GAAP, and (ii) the aggregate of all purchase discounts relating to the sale of accounts receivable in connection with any asset securitization program, less (b) the sum of all items properly classified as interest income in accordance with GAAP.

"Adjusted Consolidated Operating Cash Flow" means, in respect of the Borrower and its Restricted Subsidiaries, for any period, cash revenues from operations of the Borrower and its Restricted Subsidiaries for such period less cash expenses from operations of the Borrower and its Restricted Subsidiaries for such period.

"Adjusted EBITDA" means, for any period, Adjusted Consolidated EBITDA for such period adjusted by (i) adding thereto (to the extent positive) and deducting therefrom (to the extent negative) any change in deferred revenue for such period; and (ii) adding thereto (to the extent negative) and deducting therefrom (to the extent positive) any change in Future Redemption Costs for such period.

"Administrative Agent" means Royal Bank of Canada as administrative agent for the Lenders under this Agreement, and any successor appointed pursuant to Section 13.07.

"Administrative Questionnaire" means an administrative questionnaire in a form supplied by the Administrative Agent.

"Advances" means advances of funds made by a Lender under Article 3 and **"Advance"** means any one of such advances. Advances may be denominated in Canadian Dollars only (a **"Canadian Dollar Advance"**). Canadian Prime Rate Advances are sometimes referred to as **"Floating Rate Advances"**.

"Aeroplan Income Fund" means Aeroplan Income Fund, an unincorporated, open-ended trust established under the laws of the Province of Ontario.

"Aeroplan LP Partnership Agreement" means the Aeroplan LP limited partnership agreement dated June 21, 2005, as amended, amended and restated or modified from time to time.

"Aeroplan Miles" means the currency accumulated by Aeroplan members under the Aeroplan Program.

"Aeroplan Program" means the loyalty marketing program operated by the Borrower.

"Affiliate" means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

"Agreement" means this credit agreement and all schedules and instruments in amendment or confirmation of it; and the expressions "Article" and "Section" followed by a number mean and refer to the specified Article or Section of this Agreement.

"Amex Agreements" means, collectively, (i) the co-brand program agreement dated January 1, 2004 between Amex, Old Aeroplan and Air Canada, as amended, restated or otherwise modified from time to time; and (ii) the membership rewards program agreement dated as of January 1, 2004 between Amex, Old Aeroplan and Air Canada, as amended, restated or modified from time to time.

"AMIT" means Air Miles International Trading BV.

"Applicable Margin" means, at any time, subject to the following sentences of this definition, the margins in basis points per annum set forth in and defined in Schedule 4 corresponding to the Borrower's Leverage Ratio at such time. In respect of (i) Canadian Prime Rate Advances, the Applicable Margin shall be the margin referred to in the column titled "Prime Rate" in Schedule 4; and (ii) Drawings, the Applicable Margin shall be the margin referred to in the column titled "BAs" in Schedule 4, in each case, corresponding to the Borrower's Leverage Ratio at such time. Subject as provided in Schedule 4, the Applicable Margin shall be adjusted as of the date of delivery of the most recent Compliance Certificate, based on such Compliance Certificate. If, at the time of a change in the Applicable Margin applicable to a Drawing there exists any outstanding Drawings then (i) in the case of an increase in the Applicable Margin, the Borrower shall pay to the Administrative Agent (for the rateable benefit of the Lenders); or (ii) in the case of a decrease in the Applicable Margin, the Lenders (rateably) shall credit the Borrower, in each case, an amount in respect of each such Drawing equal to the product obtained by multiplying (A) the product obtained by multiplying (w) the difference between the Applicable Margin in effect prior to such change and the Applicable Margin in effect immediately after such change, by (x) the aggregate Face Amount of such Drawing by (B) the quotient obtained by dividing (y) the number of days to maturity remaining in respect of such Drawing by (z) 365 or 366 days, as the case may be.

"Applicable Percentage" means with respect to any Lender, the percentage of the total Commitments represented by such Lender's Credit Commitment. If the Commitments have terminated or expired, the Applicable Percentages shall be the percentage of the total Accommodations Outstanding represented by such Lender's Accommodations Outstanding.

"Approved Fund" means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

"Approved OECD Country" means a country listed on Schedule 11 and any other OECD country approved by the Majority Lenders.

"Arm's Length" has the meaning ascribed thereto in the *Income Tax Act* (Canada).

"Assets" means, with respect to any Person, all property, assets and undertaking of such Person of every kind and wheresoever situated, whether now owned or hereafter acquired.

"Assignment and Assumption" means an assignment and assumption entered into by a Lender and an Eligible Assignee and accepted by the Administrative Agent, in substantially the form of Schedule 5 or any other form approved by the Administrative Agent.

"Automatic Encumbrances" means Encumbrances relating to operating the Business in the ordinary course which arise by operation of law to the extent only that (a) the obligations secured by such Encumbrances are not due and payable, and (b) such Encumbrances have not arisen as a result of a breach by, or other failure of, such Person under any relevant applicable Law.

"BA Equivalent Note" has the meaning specified in Section 4.03(3).

"BA Instruments" means, collectively, Banker's Acceptances, Drafts and BA Equivalent Notes, and, in the singular, any one of them.

"Banker's Acceptance" has the meaning specified in Section 4.01(1).

"basis point" or **"bps"** means 1/100th of one per cent.

"Borrowed Money" means moneys borrowed (including interest and other charges in respect thereof) and moneys raised by the issue of notes, bonds, debentures or other evidences of moneys borrowed.

"Borrower" means Aeroplan Limited Partnership, and its permitted assigns and successors.

"Borrower's Account" means the Borrower's Canadian Dollar account maintained by the Administrative Agent at its Montreal main branch, the particulars of which shall have been notified to the Administrative Agent by the Borrower.

"Borrowing" means a borrowing consisting of one or more Advances.

"Borrowing Notice" has the meaning specified in Section 3.02(1).

"Business" means owning, operating and managing a business of providing loyalty marketing products and services and all related or ancillary products and services.

"**Business Day**" means any day of the year, other than a Saturday, Sunday or other day on which banks are required or authorized to close in Toronto, Ontario, Montreal, Quebec, or Calgary, Alberta.

"**Canadian Dollars**" and "**Cdn. $**" each means lawful money of Canada.

"**Canadian Prime Rate**" means, for any day, the rate of interest per annum equal to the greater of (i) the per annum rate of interest quoted or established as the "prime rate" of the Administrative Agent which it quotes or establishes for such day as its reference rate of interest in order to determine interest rates for commercial loans in Canadian Dollars in Canada to its Canadian borrowers; and (ii) the average rate for Canadian Dollar banker's acceptances having a term of one month that appears on Reuters Service page CDOR (or such other page as is a replacement page for such banker's acceptances) at approximately 10:00 a.m. (Toronto time) on such day plus 75 basis points per annum, adjusted automatically with each quoted or established change in such rate, all without the necessity of any notice to the Borrower or any other Person.

"**Capital Expenditures**" means expenditures of money or money's worth by the Borrower and its Restricted Subsidiaries incurred for the purchase, lease or acquisition of assets (other than current assets) required to be capitalized in accordance with GAAP.

"**Capitalized Lease Obligation**" of any Person means any obligation of such Person to pay rent or other amounts under a lease of property, real or personal, moveable or immoveable, that is required to be capitalized for financial reporting purposes in accordance with GAAP.

"**Cash Equivalents**" means cash (including balances in bank accounts) or investments in the following:

(i) direct obligations issued or unconditionally guaranteed by the government of Canada or issued by any agency or instrumentality thereof and backed by the full faith and credit of the government of Canada;

(ii) certificates of deposit, time deposits or bankers' acceptances issued by any major chartered bank or any other domestic or foreign commercial bank with a combined capital surplus of Cdn. $1 billion and whose long term unsecured and unguaranteed debt is rated at least AA(low) by DBRS (or the first equivalent grade); at least AA- (or the then equivalent grade) or higher by S&P; and at least Aa3 (or the then equivalent grade) by Moody's;

(iii) direct obligations of a Canadian province whose long term debt is rated at least AA(low) or better by DBRS or the then equivalent grade by Moody's or S&P;

(iv) commercial paper rated at least R-1 (high) by DBRS, or the then equivalent grade by S&P or Moody's; and

(v) corporate and other bonds rated at least AA(low) by DBRS (or the first equivalent grade); at least AA- (or the then equivalent grade) or higher by S&P; and at least Aa3 (or the then equivalent grade) by Moody's.

"Change of Control" means (i) in respect of Aeroplan Income Fund, any Person or group of Persons acting jointly or in concert including their Affiliates (other than ACE and its Affiliates) acquires more than 50% (on a fully diluted basis) of the economic or voting interests in the capital of Aeroplan Income Fund or acquires the right to directly designate or nominate a majority of the trustees of Aeroplan Income Fund; (ii) in respect of Holdings Trust, any Person other than Aeroplan Income Fund and its Subsidiaries acquires more than 50% (on a fully diluted basis) of the economic or voting interests in the capital of Holdings Trust; (iii) in respect of the General Partner, any Person other than ACE and its subsidiaries or Holdings Trust and its Subsidiaries acquires more than 50% (on a fully diluted basis) of the economic or voting interests of the General Partner; and (iv) in respect of the Borrower, any Person other than ACE and its Subsidiaries or Holdings Trust and its Subsidiaries acquires more than 50% (on a fully diluted basis) of the economic or voting interests of the Borrower.

"Change in Law" means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any Law, (b) any change in any Law or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any Law by any Governmental Authority.

"CIBC Agreement" means the credit card agreement dated April 16, 2003 between Canadian Imperial Bank of Commerce and Air Canada, as amended, and as assigned to Old Aeroplan on July 5, 2004 and was assigned to the Borrower on June 29, 2005, and as may be further amended, restated or otherwise modified from time to time.

"Claims" includes claims, demands, complaints, grievances, actions, suits, causes of action, Remedial Orders, directions, orders, charges, investigations, proceedings, requirements of Governmental Authorities, indictments, prosecutions, informations or other similar process, assessments or reassessments, judgments, debts, liabilities, expenses, costs, damages or losses, contingent or otherwise, including loss of value, professional fees, including fees of legal counsel on a substantial indemnity basis, and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing.

"Closing Date" means the date of execution and delivery of this Agreement by the parties hereto or as may otherwise be agreed by the parties hereto.

"Collateral" means the Assets of the Borrower or any Guarantor or any other Person in respect of which the Administrative Agent or any Lender has or will have a security interest pursuant to the Credit Documents.

"Commitment" means, at any time, Cdn. $300,000,000 (the **"Commitment"**). **"Lender's Credit Commitment"** means, at any time, the relevant amount designated as such and set forth opposite such Lender's name on the signature pages or in the assignment and assumption agreement executed and delivered pursuant to Article 16 pursuant to which it shall become a party hereto (as reduced or increased in accordance with the terms hereof).

"Compliance Certificate" means a certificate of the Borrower substantially in the form attached hereto as Schedule 6.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to

exercise voting power, by contract or otherwise. "**Controlling**" and "**Controlled**" have corresponding meanings.

"**Consolidated Depreciation and Amortization Expense**" means, in respect of the Borrower and its Subsidiaries, for any period, depreciation, amortization and other non-cash expenses of the Borrower and its Subsidiaries which reduce Consolidated Net Income for such period.

"**Consolidated EBITDA**" means, in respect of the Borrower and its Subsidiaries, for any period and without duplication, Consolidated Net Income for such period (a) increased, to the extent deducted in calculating Consolidated Net Income, by the sum of (i) Consolidated Interest Expense, (ii) Consolidated Income Tax Expense, (iii) Consolidated Depreciation and Amortization Expense, (iv) non-cash items relating to foreign exchange losses on debt and long-term receivables and related foreign exchange contracts decreasing Consolidated Net Income for such period, and (v) any other non-cash items decreasing Consolidated Net Income for such period, and (b) decreased to the extent included in calculating Consolidated Net Income by the sum of (i) non-cash items relating to foreign exchange gains on debt and long-term receivables and related foreign exchange contracts increasing Consolidated Net Income for such period, (ii) any other non-cash items increasing Consolidated Net Income for such period (excluding revenues recognized in accordance with GAAP), and (iii) interest payments or other distributions received by the Borrower or any Subsidiary on account of any equity, debt or similar interest of the Borrower or any Subsidiary in any Person other than the Borrower or a Subsidiary.

"**Consolidated Income Tax Expense**" means, in respect of the Borrower and its Subsidiaries, for any period, the aggregate of all taxes paid or accrued based on income of the Borrower and its Subsidiaries.

"**Consolidated Interest Expense**" means, for any period for the Borrower and its Subsidiaries, the sum of, without duplication, (i) all items properly classified as interest expense in accordance with GAAP, and (ii) the aggregate of all purchase discounts relating to the sale of accounts receivable in connection with any asset securitization program.

"**Consolidated Net Income**" means, with respect to the Borrower and its Subsidiaries, for any period, the net income (loss) of the Borrower and its Subsidiaries for such period. There shall be excluded from any such net income (loss) (i) after-tax gains or losses from asset sales or abandonments or reserves relating thereto, (ii) after-tax items that are extraordinary or nonrecurring gains or losses, and (iii) minority interests.

"**Credit Documents**" means this Agreement, any BA Instruments, the Security Documents, the Intercreditor Agreement and all other documents to be executed and delivered to the Administrative Agent or the Lenders, or both, by the Borrower or any other Person in connection with the Credit Facility.

"**Credit Facility**" means the bridge credit facility made available to the Borrower by the Lenders in accordance with Article 2 for the purposes specified in Section 2.03.

"**DBRS**" means Dominion Bond Rating Services.

"Debt" of any Person means, at any time and without duplication, calculated as at such time (i) all indebtedness for Borrowed Money (including the face amount of banker's acceptances), as determined in accordance with GAAP; (ii) the face amount of all letters of credit or letters of guarantee; (iii) all indebtedness for the deferred purchase price of property or services where such purchase price is deferred for six months or greater and represented by a note or other evidence of indebtedness as determined in accordance with GAAP, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by the Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property) as determined in accordance with GAAP, (v) the aggregate amount at which any shares in the capital of the Person which are redeemable at the option of the holder or retractable at the option of the holder, as the case may be, may be so retracted or redeemed for cash or Debt provided all conditions precedent for such retraction or redemption have been satisfied, (vi) all current liabilities of such Person represented by a note, bond, surety bonds, debenture or other evidence of indebtedness, (vii) all Capitalized Lease Obligations, (viii) all indebtedness referred to in clause (i) through (vii) of another Person secured by an Encumbrance on any Assets of the Person, and (ix) all Debt Guaranteed by the Person. For greater certainty, Debt excludes trade payables incurred in the ordinary course of business on standard commercial terms, future income taxes, accruals and other liabilities of a similar nature.

"Debt Guaranteed" by any Person means, without duplication, the amount outstanding at any time of all Debt of the kinds referred to in (i) through (viii) of the definition of Debt which is directly or indirectly guaranteed by the Person or which the Person has agreed (contingently or otherwise) to purchase or otherwise acquire, or in respect of which the Person has otherwise assured a creditor or other Person against loss.

"Default" means any event or condition that constitutes an Event of Default or that would constitute an Event of Default except for satisfaction of any condition subsequent required to make the event or condition an Event of Default, including giving of any notice, passage of time, or both.

"Disposition" means, with respect to any Asset of any Person, any direct or indirect sale, lease, sublease (where such Person is the lessor of such Asset), assignment, cession, transfer (including transfer of title or possession), exchange, conveyance, release or gift (including, in respect of each of the foregoing, by means of (i) a securitization or (ii) a sale-leaseback transaction unless accounted for as a Capitalized Lease Obligation); and "Dispose" has a correlative meaning thereto.

"Distributable Income" means, in respect of any Distribution Period, Adjusted EBITDA for such period, minus (without duplication) (i) Adjusted Consolidated Net Interest Expense for such period; (ii) Adjusted Consolidated Income Tax Expense for such period; (iii) Capital Expenditures and Maintenance Capital Expenditures by the Borrower and its Restricted Subsidiaries for such period; and (iv) any bonus payment or comparable payment, or any gift or other gratuity, to any Affiliate of the Borrower (other than a Restricted Subsidiary of the Borrower), or to any Affiliate of any partner of the Borrower during such period.

"Distribution" means (i) any dividend or other distribution, direct or indirect, on account of any equity units or shares of any class of the Borrower or any of its Restricted Subsidiaries, except a dividend payable solely in equity units or shares of that class to holders of

equity units or shares of that class; (ii) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any equity units or shares of the Borrower or any of its Restricted Subsidiaries; (iii) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire any equity units or shares of the Borrower or any of its Restricted Subsidiaries; (iv) any payment or prepayment of principal of, premium on, or any redemption, purchase, retirement, defeasance (including in substance legal defeasance), sinking fund or similar payment with respect to any Debt of the Borrower or any of its Restricted Subsidiaries (other than Debt under this Agreement); and (v) the amount of any Investment specified in Section 7.02(h)(iii) or any Permitted Acquisition (not funded by the proceeds of (x) Accommodations under the Acquisition Credit Facility, (y) any equity issuance, or (z) any other Debt) by the Borrower or any of its Restricted Subsidiaries.

"Distribution Period" means a rolling twelve month period commencing on the first day of the first month of such period and ending on the last day of the last month of such period.

"Draft" means, at any time, (i) a bill of exchange, within the meaning of the *Bills of Exchange Act* (Canada), drawn by the Borrower on a Lender and bearing such distinguishing letters and numbers as the Lender may determine, but which at such time has not been completed by the payee or accepted by the Lender; or (ii) a depository bill within the meaning of the *Depository Bills and Notes Act* (Canada).

"Drawing" means (i) the creation and purchase of Banker's Acceptances by a Lender pursuant to Article 4; or (ii) the purchase of completed Drafts by a Lender pursuant to Article 4.

"Drawing Date" means any Business Day fixed for a Drawing pursuant to Section 4.03.

"Drawing Fee" means, with respect to each Draft drawn by the Borrower and purchased by any Lender on any Drawing Date, an amount equal to the Applicable Margin, multiplied by the product of (i) a fraction, the numerator of which is the number of days, inclusive of the first day and exclusive of the last day, in the term to maturity of such Draft, and the denominator of which is 365 or 366, as the case may be; and (ii) the Face Amount of such Draft.

"Drawing Notice" has the meaning specified in Section 4.03(1).

"Drawing Price" means, in respect of Banker's Acceptances or Drafts to be purchased by one or more Lenders on any Drawing Date, the difference between (i) the result (rounded to the nearest whole cent, with one-half of one cent being rounded up) obtained by dividing the aggregate Face Amount of the Banker's Acceptances or Drafts by the sum of one plus the product of (x) the Reference Discount Rate multiplied by (y) a fraction, the numerator of which is the number of days, inclusive of the first day and exclusive of the last day, in the term to maturity of the Banker's Acceptances or Drafts and the denominator of which is 365 or 366, as the case may be; and (ii) the applicable aggregate Drawing Fee.

"**DRR Fund**" means the Deferred Revenue Reserve Fund, and the cash and Cash Equivalents deposited therein from time to time, maintained by the Borrower in an account or accounts with the Administrative Agent or its Affiliates.

"**Eligible Assignee**" means any Person (other than a natural person, the Borrower or any Affiliate of the Borrower) in respect of which any consent that is required by Section 16.01(b) has been obtained.

"**Encumbrance**" means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), title retention agreement, restriction, development or similar agreement, easement, rights-of-way, adverse claim, title defect or encumbrance of any kind or character whatsoever (excluding, for greater certainty, any leasing or licensing arrangement).

"**Environmental Laws**" means Laws relating to the environment, public health or safety and includes any Laws relating to the storage, generation, use, handling, manufacturing, processing, labelling, advertising, sale, display, transportation, treatment, re-use, recycling, Release and disposal of Hazardous Substances.

"**Equity Interests**" means, with respect to any Person, shares of capital stock of (or other ownership or profit interests in) such Person, warrants, options or other rights for the purchase or other acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or other acquisition from such Person of such shares (or such other interests), and other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are authorized or otherwise existing on any date of determination.

"**Equivalent Amount**" means, on any date, with respect to the specified amount of any specified currency the amount of any other currency after giving effect to a conversion of the specified amount of the first currency to the other currency at the spot rate quoted for wholesale transactions by the Administrative Agent (or, if the Administrative Agent does not provide such spot rate quotation, a quoted rate from another financial institution selected by the Administrative Agent), provided that if the conversion is of Canadian Dollars to U.S. Dollars or of U.S. Dollars to Canadian Dollars, the rate used shall be the Bank of Canada noon spot rate for such a conversion on such date (as quoted or published from time to time by the Bank of Canada), and if such date is not a Business Day, on the immediately preceding Business Day.

"**Event of Default**" has the meaning specified in Section 8.01.

"**Excluded Property**" has the meaning specified in the Security Agreements.

"**Excluded Taxes**" means, with respect to the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder or under any Credit Document, (a) taxes imposed on or measured by its net income, capital gains, or capital, and franchise taxes imposed on it by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its

principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch tax, branch profits tax or any similar tax imposed by any jurisdiction, (c) in the case of a Foreign Lender (other than (i) an assignee pursuant to a request by the Borrower under Section 9.03(b), (ii) an assignee pursuant to an Assignment and Assumption made when an Event of Default has occurred and is continuing or (iii) any other assignee in respect of any particular withholding tax to the extent that the Borrower has expressly agreed that such withholding tax shall be an Indemnified Tax), any withholding tax that (A) is imposed or assessed in respect of an Accommodation or (B) is attributable to such Foreign Lender's failure or inability (other than as a result of a Change in Law) to comply with Section 9.02(e), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the Borrower with respect to such withholding tax pursuant to Section 9.02(a). For greater certainty, for purposes of item (c) above, a withholding tax includes any Tax that a Foreign Lender is required to pay pursuant to Part XIII of the Income Tax Act (Canada) or any successor provision thereto.

"Face Amount" means, in respect of a BA Instrument, the amount payable to the holder on its maturity.

"Fees" means the fees payable by the Borrower pursuant to this Agreement.

"Fiscal Quarter" means a period of three consecutive months in each Fiscal Year ending on March 31, June 30, September 30, and December 31, as the case may be, of such year.

"Fiscal Year" means in relation to any Person, its fiscal year commencing on January 1 of each calendar year and ending on December 31 of the same calendar year.

"Foreign Lender" means any Lender that is not resident for income tax or withholding tax purposes under the laws of the jurisdiction in which the Borrower is resident for tax purposes on the date hereof and that is not otherwise considered or deemed in respect of any amount payable to it hereunder or under any Credit Document to be resident for income tax or withholding tax purposes in the jurisdiction in which the Borrower is resident for tax purposes by application of the laws of that jurisdiction, other than a Lender that is not liable to Tax under Part XIII of the Tax Act pursuant to the provisions of the *Income Tax Act* (Canada). For purposes of this definition, Canada and each Province and Territory thereof shall be deemed to constitute a single jurisdiction and the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

"Fund" means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

"Fund Declaration of Trust" means the amended and restated declaration of trust dated June 21, 2005, pursuant to which Aeroplan Income Fund is established, as may be amended from time to time.

"Future Redemption Costs" means, at any time, the product of (i) the total outstanding number of unredeemed Aeroplan Miles as at such time net of "estimated breakage", and (ii) the estimated average unit cost per Aeroplan Mile to be redeemed based on

management's good faith estimate thereof, based on actual contractual costs related thereto and the historical Aeroplan Mile program member redemption mix (adjusted to reflect changes to the program mix). "Estimated breakage" means 17% or (a) such lesser percentage identified by the Borrower in writing to the Administrative Agent; (b) such higher percentage (but no more than 2% greater than the "estimated breakage" in effect as at such date of determination) identified by the Borrower in writing to the Administrative Agent where the Borrower has delivered audited consolidated financial statements (and corresponding compliance certificate) in accordance with Section 7.01(a) prepared using such higher percentage and where such financial statements, the notes thereto or audit opinion (or any other related documentation) do not include any qualification as to any disagreement or difference of opinion between the Borrower and its independent auditor in connection with the use of such increased percentage; and provided that such increased percentage pursuant to this clause (b) shall not exceed 19%; or (c) such higher percentage (not otherwise permitted by clause (b)) as agreed to by the Majority Lenders.

"GAAP" means, at any time, accounting principles generally accepted in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants at the relevant time applied on a consistent basis (except for changes made with the prior written consent of the Administrative Agent and approved by the Borrower's independent auditors in accordance with promulgations of the Canadian Institute of Chartered Accountants).

"General Partner" means Aeroplan Holding GP Inc.

"Governmental Authority" means the government of Canada or any other nation, or of any political subdivision thereof, whether state, provincial, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any supra-national bodies such as the European Union or the European Central Bank and including a Minister of the Crown, Superintendent of Financial Institutions or other comparable authority or agency.

"Guarantees" means, with respect to any Person, any Debt of another Person which such guaranteeing Person has guaranteed or in respect of which such guaranteeing Person is liable, contingently or otherwise, including liable by way of agreement to purchase property or services, to provide funds for payment, to supply funds to or otherwise invest in such other Person, or otherwise to assure a creditor of such other Person against loss, other than endorsements for collection or deposit in the ordinary course of business. The amount of any Guarantee shall be deemed to be the higher of (i) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee is made and (ii) the maximum amount for which such guaranteeing Person may be liable pursuant to the terms of the instrument embodying such Guarantee, unless such primary obligation and the maximum amount for which such guaranteeing Person may be liable are not stated or determinable, in which case the amount of such Guarantee shall be such guaranteeing Person's maximum reasonably anticipated liability in respect thereof.

"Guarantors" means, collectively, Holdings Trust, General Partner, LMG, LMGA, LMUK, LMS, UK Holdco, UK ACO and each Secured Restricted Subsidiary of the Borrower and **"Guarantor"** means any one of them.

"**Hazardous Substances**" means any pollutants, contaminants, hazardous substances, hazardous materials, toxic substances, prohibited substances, dangerous substances or dangerous goods as defined, judicially interpreted or identified in any Environmental Laws including any asbestos, asbestos containing materials, mould, microbial organisms or substances related thereto.

"**Holdings Trust**" means Aeroplan Trust, an unincorporated, open-ended limited purpose trust established under the laws of the Province of Ontario.

"**Impermissible Qualification**" means relative to the financial statement (including notes thereto) or report or opinion of any independent auditor in respect thereof, any qualification or exemption to such financial statements (or notes thereto) contained in the report or opinion thereon which is of a "going concern" or similar nature.

"**Income Tax Expense**" means, in respect of the Borrower, for any period, the aggregate of all taxes paid or accrued based on income of the Borrower.

"**Indemnified Taxes**" means Taxes other than Excluded Taxes.

"**Intellectual Property**" has the meaning set forth in Section 6.01(s).

"**Intercreditor Agreement**" has the meaning specified in Section 2.12.

"**Investment**" means, with respect to any Person, any direct or indirect investment in or purchase or other acquisition of the securities of or an equity interest in any other Person, any loans, advances or arrangement for the purpose of providing funds or credit to (excluding extensions of trade credit in the ordinary course of business in accordance with customary commercial terms), or capital contribution to (whether by means of a transfer of cash or other property or any payment for property or services for the account or use of) any other Person, or any purchase or other acquisition of all or substantially all of the property of any other Person.

"**Investor Liquidity Agreement**" means the investor liquidity agreement entered into on or about June 29, 2005 by Aeroplan Income Fund, Holdings Trust, ACE, the Borrower and the General Partner, as the same may be amended, restated or supplemented time to time.

"**IPO**" means the initial public offering of units of Aeroplan Income Fund in accordance with the amended and restated preliminary prospectus dated May 30, 2005 filed with the required securities regulatory authorities.

"**Law**" means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, protocol, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval, in each case, of any Governmental Authority, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person.

"**Lenders**" means, collectively, the financial institutions listed on the signature pages hereof as Lenders, and any Person who may become a Lender pursuant to Section 16.01, and their respective successors and permitted assigns, and, in the singular, any one of them.

"**Leverage Ratio**" means, at any time, the ratio of Adjusted Consolidated Debt to Reserve Adjusted Consolidated EBITDA at such time as reported in the most recently delivered Compliance Certificate.

"**LMG**" means Loyalty Management Group Limited.

"**LMGA**" means Loyalty Management Group Analytics Limited.

"**LMS**" means Loyalty Management Services Limited.

"**LMUK**" means Loyalty Management UK Limited.

"**Maintenance Capital Expenditures**" means expenditures of money or money's worth incurred by the Borrower and its Restricted Subsidiaries for the repair or maintenance of assets which are required to be capitalized in accordance with GAAP.

"**Majority Lenders**" means, at any time, Lenders whose Lender's Credit Commitments at such time, taken together, are at least 50.1% of the aggregate amount of the Commitments at such time.

"**Material Adverse Effect**" means a material adverse effect on (i) the business, assets, operations, condition, financial or otherwise, of the Borrower and its Restricted Subsidiaries, taken as a whole, or (ii) the validity or enforceability of any of the Credit Documents or the rights or remedies of the Administrative Agent and the Lenders thereunder.

"**Material Contract**" means (i) the CIBC Agreement; (ii) the Amex Agreements; (iii) the Commercial Participation & Services Agreement dated June 9, 2004 and effective January 1, 2002, as amended June 16, 2004 and June 30, 2004 and as amended by the terms of two binding term sheets dated May 13, 2005 between Air Canada and Old Aeroplan (as assigned to the Borrower as of June 29, 2005), as further amended, restated or otherwise modified from time to time (the "**CPSA**"); (iv) the General Services Agreement dated May 13, 2005, effective January 1, 2005, between the Old Aeroplan (as assigned to the Borrower as of June 29, 2005) and Air Canada, as amended, restated or otherwise modified from time to time (the "**GSA**"); (v) the database agreement dated May 13, 2005 and effective January 1, 2002 between Air Canada and Old Aeroplan (as assigned to the Borrower as of June 29, 2005), as amended, restated or otherwise modified from time to time (the "**Database Agreement**"); (vi) the Trademark License Agreement dated May 13, 2005 between Air Canada and Old Aeroplan (as assigned to the Borrower as of June 29, 2005), as amended, restated or otherwise modified from time to time (the "**Trademark Agreement**"); (vii) the Agreement for Continued Participation as a Sponsor in the Nectar Multi-Participant Customer Loyalty Programme in the United Kingdom dated March 27, 2007 between LMUK, Sainsbury's Supermarkets Limited and LMG, as amended, restated or otherwise modified from time to time (the "**Sainsbury Contract**"); (viii) any other agreement that accounts for more than 10% of the aggregate revenue of the Borrower and its Restricted Subsidiaries (determined for the most recently completed Fiscal Quarter); and (iv) any other contract or agreement to which the Borrower or any of its Restricted Subsidiaries is a party

which the termination (other than at its stated maturity) or material amendment of, could reasonably be expected to have a Material Adverse Effect.

"Moody's" means Moody's Investors Service, Inc.

"Net Income" means, with respect to the Borrower, for any period, the net income (loss) of the Borrower for such period. There shall be excluded from any such net income (loss) (i) after-tax gains or losses from asset sales or abandonments or reserves relating thereto, (ii) after-tax items that are extraordinary or nonrecurring gains or losses, and (iii) minority interests.

"Net Proceeds" means any one or more of the following: (i) with respect to any Disposition of Assets by the Borrower or any Restricted Subsidiary, the net amount equal to the aggregate amount received in cash (including any cash received by way of deferred payment pursuant to a note, receivable, other non-cash consideration or otherwise (including, without limitation, the release of any amounts from an indemnity reserve or similar fund established in connection with such Disposition), but only as and when such cash is so received) in connection with such Disposition, less the sum of (y) fees (including legal fees), commissions, costs and other out-of-pocket expenses (as evidenced by supporting documentation provided to the Administrative Agent upon reasonable request therefor by the Administrative Agent) incurred or paid for by the Borrower or any Restricted Subsidiary in connection with such Disposition, and (z) taxes incurred in connection with such Disposition, whether payable (in accordance with such Person's current tax account) at such time or thereafter; and (ii) with respect to the receipt of proceeds from the issuance or creation of Debt, whether private or public, of the Borrower or any of its Restricted Subsidiaries, or the issuance of Equity Interests by Aeroplan Income Fund (other than Equity Interests issued by Aeroplan Income Fund on the Closing Date in connection with the Acquisition), the net amount equal to the aggregate amount received in cash in connection with such issuance or creation less the fees (including, without limitation, legal fees), commissions, costs and other out-of-pocket expenses (as evidenced by supporting documentation provided to the Administrative Agent upon reasonable request therefor by the Administrative Agent) incurred or paid for by the Borrower or any Restricted Subsidiary or Aeroplan Income Fund, as the case may be, in connection with such creation or issuance.

"Old Aeroplan" means APLN Limited Partnership (formerly known as Aeroplan Limited Partnership), a limited partnership formerly organized under the laws of the Province of Quebec and which was a legal entity separate and distinct from the Borrower.

"Operating Lease" means a lease that would be considered to be an operating lease in accordance with GAAP.

"Other Taxes" means all present or future stamp or documentary taxes or any other similar excise or property taxes, charges or levies arising from any payment made hereunder or under any other Credit Document or from the execution, delivery or enforcement of this Agreement or any other Credit Document, but does not include Excluded Taxes.

"Participant" has the meaning assigned to such term in Section 16.01(d).

"Permitted Acquisition" means an acquisition of Assets of any Person or issued and outstanding Equity Interests of any Person which satisfies the following conditions: (a) the

Borrower shall have demonstrated to the Majority Lenders' satisfaction pro-forma compliance with the financial covenants set forth in Section 7.03 for the twelve (12) months period after completion of such acquisition (provided such acquisition is for Assets or Equity Interests of a Person to be owned by the Borrower or a Restricted Subsidiary), (b) the acquisition is in an Approved OECD Country at the time the acquisition was made, (c) the acquired Assets or operations are consistent with the Business, (d) guarantees, Security Agreements and legal opinions all substantially in the forms delivered to the Administrative Agent as of the Closing Date and relative to the nature of the acquisition as necessary to provide the Administrative Agent, on behalf of the Lenders, with a first priority security interest (subject to Permitted Encumbrances) in respect of any Assets or Equity Interests of a Person acquired in connection with the acquisition shall have been delivered to the Administrative Agent (provided such acquisition is for Assets or Equity Interests of a Person to be owned by the Borrower or a Restricted Subsidiary), (e) the acquisition is not a public hostile take-over bid, and (f) the acquisition shall adhere to the acquisition criteria (if any) approved by the General Partner and limited partners of the Borrower and with the Fund Declaration of Trust.

"Permitted Dispositions" means Dispositions permitted pursuant to Sections 7.02(d).

"Permitted Encumbrances" means, in respect of any Person, and without duplication:

(a) Encumbrances or trusts in respect of taxes and assessments for the then current year, Encumbrances or trusts for taxes and assessments not at the time overdue, Encumbrances securing worker's compensation assessments and Encumbrances for specified taxes and assessments which are overdue but the validity of which is being contested at the time in good faith, if adequate reserves with respect thereto are maintained by such Person in accordance with GAAP;

(b) any right of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease;

(c) Encumbrances given or bonds posted in the ordinary course of business to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or governmental or other authority in connection with the operations of such Person or the ownership of its Assets;

(d) the reservations, limitations, provisos and conditions, if any, expressed in any grants from the Crown in the right of Canada or in the right of any Province thereof;

(e) licences, survey exceptions, leases, servitudes restrictions, easements or reservations of or rights of others for rights of way, sewers, electric lines, drainage, gas, steam and water mains, telegraph and telephone lines and other similar purposes, title defects, encroachments or other irregularities or zoning, land use, building, bylaw, regulations or other restrictions in each case affecting any real property and which do not in the aggregate materially detract from the value of the affected property or materially impair its use in the operation of the business of such Person;

(f) servicing agreements, development agreements, site plan agreements and other agreements with Governmental Authorities pertaining to the use or development of any Assets of such Person and which do not in the aggregate materially detract from the value of the affected property or materially impair its use in the operation of the business of such Person;

(g) all rights reserved to or vested in any Governmental Authority by the terms of any lease, licence, franchise, tenure, contract, grant or permit held by the Person or by any statutory provision to terminate any such lease, licence, franchise, tenure, contract, grant or permit or to require annual or periodic payments as a condition of the continuance thereof or to distrain against or to obtain an Encumbrance on any property or assets of the Person in the event of failure to make such annual or other periodic payments;

(h) Purchase Money Mortgages in an aggregate amount not to exceed Cdn. $20,000,000;

(i) Encumbrances arising from Capitalized Lease Obligations in an aggregate amount not to exceed Cdn. $20,000,000 and provided that (i) the principal amount secured by such Encumbrance is not in excess of the cost to such Person of the property acquired or leased, and (ii) such encumbrance only extends to the property acquired or leased and proceeds therefrom (as such term is defined in the *Personal Property Security Act* (Ontario));

(j) Encumbrances resulting from the deposit of cash or securities in connection with contracts, tenders or expropriation proceedings, or to secure workers' compensation, employment insurance, surety or appeal bonds and costs of litigation when required by law;

(k) Encumbrances created by a judgment of a Court of competent jurisdiction, as long as (A) the judgment is being contested diligently and in good faith by appropriate proceedings by such Person or is promptly discharged and does not result in an Event of Default, and (B) such Person shall have set aside a reserve, provision or accrual (to the extent required by GAAP) in an amount which is adequate with respect to each such Encumbrance;

(l) in the case of any sublease, the rights of permitted sublessees and the applicable head lease (provided, that to the extent that such Person is required to comply with the head lease, the head lease has been complied with in all material respects);

(m) Encumbrances of contractors, subcontractors, mechanics, workers, warehousemen, suppliers, architects, materialmen, carriers, hangarkeepers, repairmen and others and rights of distress and other charges in respect of construction, maintenance, repair or storage provided, (i) that they relate to obligations not yet due or payable or, (ii) that if such obligations are due and payable, (A) adequate holdbacks are being maintained in respect of such Encumbrances as required by applicable legislation or such Encumbrances are being contested in good faith by appropriate proceedings, and (B) such Person shall have set aside a reserve, provision or accrual (to the extent required by GAAP) in an amount which is adequate with respect to each such Encumbrance;

(n) balances held in a bank accounts at a financial institution which are cash collateral accounts in which an Encumbrance has been granted by such Person in conjunction with the provision by such financial institution to such Person in the ordinary course of business of electronic disbursement services;

(o) balances held in bank accounts or securities accounts which are cash collateral accounts or special purpose accounts in which an Encumbrance has been granted by such Person in conjunction with its financing, acquiring or leasing specific assets or employing or retaining specific services in the ordinary course of business from third parties;

(p) cash collateral deposits and Encumbrances granted to First Data Loan Company, Canada, any of its Affiliates or any other Person as security for merchant acquiring services (including authorizing, processing and settling credit and/or charge card transactions) provided to such Person;

(q) balances in an aggregate amount not to exceed Cdn. $10,000,000 held in bank accounts which are cash collateral accounts in which an Encumbrance has been granted by such Person to secure or support any deposit or reimbursement obligations of such Person arising under any hedging or swap arrangements;

(r) Encumbrances over specifically identified assets in respect of sale and financing leaseback transactions or Operating Leases, in each case not to exceed the fair market value of the property Encumbered;

(s) balances in an aggregate amount not to exceed Cdn. $5,000,000 held in bank accounts which are cash collateral accounts in which an Encumbrance has been granted by such Person in conjunction with the provision of, and pursuant to the agreements governing, letter of credit or letter of guarantee facilities provided to such Person in the ordinary course of business by the financial institution at which such bank account is held;

(t) to the extent not otherwise included in this definition, Automatic Encumbrances;

(u) any renewal or replacement or any Encumbrance on property described in subsections (h) and (i) incurred for the purposes of refinancing any indebtedness secured by the Encumbrance referred to in such subsections above, provided that the amounts secured by such renewal or replacement Encumbrance do not increase above the amounts secured as at the date of renewal or replacement, except as a result of an increase in applicable interest rates and/or financing fees and charges, and such Encumbrances only extend or apply to the property of such Person so acquired or leased and proceeds therefrom;

(v) Encumbrances in respect of Assets securing Debt described in clause (v) of Section 7.02(b);

(w) Encumbrances in favour of the Administrative Agent and/or the Lenders created by the Credit Documents;

(x) Encumbrances over the assets of LMG and its Subsidiaries to secured Debt permitted pursuant to Section 7.02(b)(ix); and

(y) Encumbrances consented to in writing by the Majority Lenders (provided that Encumbrances granted under this clause (y) after the date hereof in favour of any Lender or Lenders, in their capacity as such (and not in favour of all of the Lenders or in favour of the Administrative Agent on behalf of all of the Lenders), shall not be permitted without the consent of all Lenders).

"Person" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

"Purchase Money Mortgages" means, in respect of any Person, any Encumbrance in any personal or movable property acquired or assumed by such Person or which arises by operation of law which is granted or arises prior to or concurrently with and in connection with the acquisition of such personal or movable property, where (i) the principal amount secured by such Encumbrance is not in excess of the original cost of such personal or movable property acquired; and (ii) such Encumbrance extends only to the personal or movable property acquired or assumed or the proceeds therefrom.

"Reference Discount Rate" means, for any Drawing Date, in respect of any Bankers' Acceptances or Drafts to be purchased pursuant to Article 4 by (i) a Schedule I chartered bank, the average Bankers' Acceptance discount rate for bankers' acceptances having a comparable maturity date as quoted on Reuters Screen CDOR Page in respect of Schedule I chartered banks (or such other page as is a replacement page for such Bankers' Acceptances) at 10:00 a.m. (Toronto time); and (ii) by any other Lender or Person, the rate specified in (i) plus 0.10%. If such rate is not available as of such time, then the discount rate in respect of such Bankers' Acceptances and Drafts shall mean the discount rate (calculated on an annual basis) quoted by the Administrative Agent at 10:00 a.m. (Toronto time) as the discount rate at which the Administrative Agent would purchase, on the relevant Drawing Date, its own Bankers' Acceptances or Drafts having an aggregate Face Amount equal to and with a term to maturity the same as the Bankers' Acceptances or Drafts to be acquired by the applicable Lenders or other Person on such Drawing Date.

"Reinvest" or **"Reinvestment"** or variations thereof mean any use of the net proceeds of a Disposition (including without limitation payment of costs and expenses) other than a Distribution (except a Distribution in any Distribution Period of Distributable Income for such period).

"Related Parties" means, with respect to any Person, such Person's Affiliates and the directors, officers, employees, agents and advisors of such Person and of such Person's Affiliates.

"Release" has the meaning prescribed in any Environmental Law and includes any release, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction, whether accidental or intentional.

"Relevant Repayment Date" means, June 19, 2009, as such date may be extended pursuant to Section 2.07.

"Remedial Order" means any administrative complaint, direction, order or sanction issued, filed, imposed or threatened by any Governmental Authority pursuant to any Environmental Laws and includes any order requiring investigation, assessment or remediation or any site or Hazardous Substance, or requiring that any release or any other activity be reduced, modified or eliminated or requiring any form of payment or co-operation be provided to any Governmental Authority.

"Reserve Adjusted Consolidated Total EBITDA" means, in respect of the Borrower and its Subsidiaries, for any period, Consolidated EBITDA for such period adjusted by (i) adding thereto (to the extent positive) and deducting therefrom (to the extent negative) any change in deferred revenue for such period; and (ii) adding thereto (to the extent negative) and deducting therefrom (to the extent positive) 50% of any change in Future Redemption Costs for such period.

"Reserve Adjusted Consolidated EBITDA" means, in respect of the Borrower and its Restricted Subsidiaries, for any period, Adjusted Consolidated EBITDA for such period adjusted by (i) adding thereto (to the extent positive) and deducting therefrom (to the extent negative) any change in deferred revenue for such period; and (ii) adding thereto (to the extent negative) and deducting therefrom (to the extent positive) 50% of any change in Future Redemption Costs for such period.

"Restricted Subsidiary" means, (i) each Subsidiary of the Borrower which has provided Security as set forth in Section 2.12 (a **"Secured Restricted Subsidiary"**); and (ii) any other Subsidiary of the Borrower that has been designated by the Borrower as a Restricted Subsidiary but has not provided the Security as set forth in Section 2.12 provided that and for so long as such other Subsidiary (a) is a Wholly-Owned Subsidiary of the Borrower or any other Restricted Subsidiary (and for greater certainty is not a Subsidiary of an Unrestricted Subsidiary), (b) does not own any Assets or carry on any business other than the ownership of Equity Interests in a Subsidiary of the Borrower, Debt owed to it by a Subsidiary of the Borrower and cash distributions received from a Subsidiary of the Borrower that is forthwith transferred, directly or indirectly, to a Secured Restricted Subsidiary or the Borrower, and (c) does not incur or suffer to exist any Debt other than Debt permitted pursuant to Section 7.02(b)(vi) and (viii) (an **"Exempt Restricted Subsidiary"**).

"S&P" means Standard and Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc.

"Security" has the meaning specified in Section 2.12(1).

"Security Agreements" has the meaning specified in Section 2.12(1).

"Security Documents" means the agreements described in Section 2.12 and any other security granted to the Administrative Agent or the Lenders, or both, as security for the obligations of the Borrower under this Agreement and the other Credit Documents.

"Senior Secured Credit Agreement" means the senior secured credit agreement dated June 29, 2005 among Aeroplan Limited Partnership, as borrower, Royal Bank of Canada, as administrative agent and the financial institutions party thereto as lenders, as amended pursuant to an amending agreement dated December 23, 2005, an amending agreement dated August 28, 2006 and an amending agreement dated December 19, 2007, as such agreement may be further amended, restated, supplemented or replaced.

"Senior Secured Credit Facilities" means the senior secured credit facilities specified in the Senior Secured Credit Agreement in a maximum principal amount of not more than $550,000,000.

"Share Purchase Agreement" means the share purchase agreement executed December 3, 2007 among, *inter alia* Warburg, Pincus Private Equity VIII, L.P. and others as sellers, Aeroplan Acquisition UK Limited and Aeroplan Limited Partnership.

"Steps Memo" means the steps memo called "Aeroplan Income Fund Project Acquisition Financing" dated December 17, 2007 and delivered to the Lenders, which sets out the steps required in connection with the Acquistion.

"Subordinated Debt" of any Person means, at any time, any indebtedness for Borrowed Money of such Person from time to time outstanding that is unsecured and is contractually subordinated and junior in right of payment to the Accommodations outstanding hereunder and has no required prepayment or repayment of any principal amount thereof prior to the repayment in full of all obligations under the Credit Documents and at the time of incurrence it matures not less than 3 months after the latest Relevant Repayment Date.

"Subsidiary" or **"subsidiary"** means (i) any corporation or company of which at least a majority of the outstanding securities having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation or company is at the time directly, indirectly or beneficially owned or controlled by the Borrower, or one or more of its subsidiaries, or the Borrower and one or more of its subsidiaries; (ii) any partnership of which, at the time, the Borrower, or one or more of its subsidiaries, or the Borrower and one or more of its subsidiaries directly, indirectly or beneficially own or control at least a majority of the voting interests (however designated) thereof, or otherwise control such partnership; and (iii) any other Person of which at least a majority of the voting interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by the Borrower, or one or more of its subsidiaries, or the Borrower and one or more of its subsidiaries.

"Taxes" means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

"Trust Declaration of Trust" means the declaration of trust dated June 21, 2005 pursuant to which Holdings Trust is established, as may be amended from time to time.

"UK ACO" means Aeroplan Acquisition UK Limited.

"UK ACO Notes" means the Canadian dollar and sterling pounds notes issued by UK ACO to certain sellers of the Equity Interests of LMG on the Closing Date in an aggregate principal amount of not more than $18,000,000 (or the Equivalent Amount thereof in any other currency).

"UK Holdco" means Aeroplan Holdings UK Limited.

"Unrestricted Subsidiary" means a Subsidiary of the Borrower that is not a Restricted Subsidiary.

"Wholly-Owned Subsidiary" means, in respect of a Person, a Subsidiary of such Person all of the issued and outstanding shares in the capital of which or all of the equity, partnership or other ownership interests in which, whether voting or not, are owned by such

Person or one or more of such Person's other Wholly-Owned Subsidiaries or by such Person and one or more of such Person's other Wholly-Owned Subsidiaries.

Section 1.02 Gender and Number. Any reference in the Credit Documents to any gender includes all genders, and words importing the singular number only include the plural and vice versa.

Section 1.03 Interpretation not Affected by Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement.

Section 1.04 Currency. All references in the Credit Documents to dollars, unless otherwise specifically indicated, are expressed in Canadian Dollars.

Section 1.05 Certain Phrases, etc. In any Credit Document (i) (y) the words "including" and "includes" mean "including (or includes) without limitation" and (z) the phrase "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of"; (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "from" means "from and including" and the words "to" and "until" each mean "to (or until) but excluding"; and (iii) the phrase "the date of this Agreement", "the date hereof" or a phrase of similar meaning means December 19, 2007, unless otherwise expressly stated.

Section 1.06 Accounting Terms. All accounting terms not specifically defined in this Agreement shall be interpreted in accordance with GAAP.

Section 1.07 Non-Business Days. Subject as otherwise provided in this Agreement, whenever any payment is stated to be due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day.

Section 1.08 Rateable Portion of Accommodations. Subject as otherwise provided in this Agreement, references in this Agreement to a Lender's rateable portion of Advances and Drawings or rateable share of payments of principal, interest, Fees or any other amount, shall mean and refer to a rateable portion or share as nearly as may be rateable in the circumstances, as determined in good faith by the Administrative Agent. Each such determination by the Administrative Agent shall be *prima facie* evidence of such rateable share.

Section 1.09 Incorporation of Schedules. The schedules attached to this Agreement shall, for all purposes of this Agreement, form an integral part of it.

Section 1.10 Cross-References. (1) A reference to any other document is a reference to that other document as amended, varied, restated or supplemented from time to time.

(2) Unless otherwise specified herein, a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted.

Section 1.11 Conflict of Terms. If any provision contained in this Agreement conflicts with any provision contained in any other Credit Document, the provision contained herein shall govern and control.

Section 1.12 Calculations on a Pro-Forma Basis. If the Borrower or any Restricted Subsidiary has made a Permitted Acquisition or Disposition permitted hereunder during a period relevant to the determination of Adjusted Consolidated EBITDA, Adjusted Consolidated Interest Expense or Adjusted Consolidated Operating Cash Flow, as the case may be, then, other than in respect of any calculations used in the determination of Distributable Income (where no such adjustments shall be made):

(i) Adjusted Consolidated EBITDA, Adjusted Consolidated Interest Expense and Adjusted Consolidated Operating Cash Flow shall be calculated on a pro-forma basis (inclusive of any contemplated synergies resulting from such Permitted Acquisition) as if such Permitted Acquisition or Disposition had taken place on the first day of such period;

(ii) Any indebtedness of any description which is permitted to be incurred, assumed or acquired by the Borrower or any Restricted Subsidiary in connection with the Permitted Acquisition shall be deemed to have been so incurred, assumed or acquired on the first day of such period;

(iii) Interest shall be deemed to have accrued on the amount of such indebtedness at the higher of (i) the then-applicable rate of interest accruing on such indebtedness at the time of consummation of the Permitted Acquisition, and (ii) the Canadian Prime Rate hereunder for Advances during such period;

(iv) Any indebtedness of any description that is permanently repaid (with a corresponding permanent reduction to any commitment) or assumed by the purchaser in connection with such Disposition shall be deemed to have been so repaid or assumed on the first day of such period; and

(v) Interest paid by the Borrower or any of its Restricted Subsidiaries in respect of any such indebtedness repaid by the purchaser during such period shall be excluded (to the extent otherwise included) from the calculation of Adjusted Consolidated EBITDA, Adjusted Consolidated Interest Expense and Adjusted Consolidated Operating Cash Flow.

Section 1.13 Transaction Steps. Notwithstanding the covenants specified in Article 7 hereof, the parties hereto acknowledge and agree that the Borrower and its Subsidiaries may complete the steps identified in the Steps Memo.

ARTICLE 2
CREDIT FACILITY

Section 2.01 Availability. (1) Each Lender individually, and not jointly and severally (solidarily), agrees, on the terms and conditions of this Agreement, to make Accommodations to the Borrower in its rateable portion in a maximum amount equal to such Lender's Credit Commitment. The Administrative Agent shall give each Lender prompt notice

of any Accommodation Notice received from the Borrower and of each Lender's rateable portion of any Accommodation.

(2) Accommodations under the Credit Facility shall be made available as BA Instruments and Canadian Prime Rate Advances.

Section 2.02 Commitments and Facility Limits.

(1) The Accommodations Outstanding under the Credit Facility, shall not at any time exceed the Commitment. The Accommodations Outstanding under the Credit Facility to each Lender shall not at any time exceed such Lender's Credit Commitment.

(2) The Credit Facility shall not revolve and any amount repaid or prepaid, as the case may be, under the Credit Facility shall permanently reduce the Commitment.

(3) The Credit Facility shall be available in one drawing to be made available on the Closing Date and any unused amount of the Credit Facility shall be permanently cancelled on the next following Business Day.

Section 2.03 Use of Proceeds. The Borrower shall use the proceeds of Accommodations under the Credit Facility, for the sole purpose of financing the DRR Fund to an amount equal to Cdn. $400,000,000 (when combined with borrowings of Cdn. $100,000,000 under the Senior Secured Credit Agreement on the Closing Date).

Section 2.04 Mandatory Repayments and Reductions of Commitments. The Borrower shall repay (subject as otherwise provided in this Agreement) the Accommodations Outstanding under the Credit Facility to each Lender (and each Lender's Credit Commitment shall be permanently cancelled) on the Relevant Repayment Date, together with all accrued interest and Fees and all other amounts payable to such Lender in connection with the Credit Facility.

Section 2.05 Mandatory Prepayments.

(1) An amount equal to the Net Proceeds from any Disposition of any Assets permitted pursuant to Section 7.02(d) in excess of Cdn. $5,000,000 (or the Equivalent Amount in any other currency) in the aggregate in each Fiscal Year (whether individually or in aggregate) by the Borrower or any Restricted Subsidiary shall be applied within 365 days of receipt by or on behalf of the Borrower or any Restricted Subsidiary, as the case may be, thereof, in each case, in accordance with Sections 2.09 and 2.10 hereof, except to the extent that the Net Proceeds from such Disposition of Assets are otherwise (i) applied to the repayment of the Senior Secured Credit Facilities in accordance with the mandatory prepayment provisions of the Senior Secured Credit Agreement in existence on the date hereof; or (ii) Reinvested in the Business within 365 days of the date of such Disposition.

(2) An amount equal to 100% of the Net Proceeds from the issuance of all Debt by the Borrower or any Restricted Subsidiary to any Person other than the Borrower or a Restricted Subsidiary and other than Debt permitted pursuant to Section 7.02(b)(vii) and 7.02(b)(viii), shall be applied forthwith upon receipt by or on behalf of the Borrower or any Restricted Subsidiary thereof, in each case, in accordance with Sections 2.09 and 2.10 hereof.

(3) The Borrower shall apply an amount equal to 50% of the Net Proceeds from the issuance of any Equity Interests by Aeroplan Income Fund or any of its Subsidiaries to any Person (other than Equity Interests issued by Aeroplan Income Fund in connection with the Acquisition and Equity Interests issued by a Restricted Subsidiary to the Borrower or another Restricted Subsidiary or by an Unrestricted Subsidiary to any Person) to the prepayment of Accommodations Outstanding in accordance with Sections 2.09 and 2.10 hereof.

(4) The Borrower shall apply an amount equal to 100% of any amount held in escrow pursuant to or in connection with the Share Purchase Agreement released to the Borrower or any of its Subsidiaries upon receipt thereof to the prepayment of Accommodations Outstanding in accordance with Sections 2.09 and 2.10 hereof.

Section 2.06 Optional Reductions of Commitments. (1) The Borrower may, subject to the provisions of this Agreement, (i) prepay, without penalty or bonus, Accommodations Outstanding under the Credit Facility; or (ii) reduce the Commitments in each case in whole or in part, upon the number of Business Days' notice to the Administrative Agent specified in Schedule 3 by an irrevocable notice to the Administrative Agent stating the proposed date and aggregate principal amount of the prepayment or reduction. In such case, the Borrower shall pay to the Administrative Agent for the account of the Lenders in accordance with such notice the amount of such prepayment or the amount by which the Accommodations Outstanding exceed the proposed reduced Commitment. Each partial prepayment or prepayment resulting from a partial reduction of the Commitment shall be in an aggregate principal amount of $5,000,000 and, for payments of amounts in excess thereof, in integral multiples of $500,000. Each partial reduction of the Commitments shall be in an aggregate amount of $5,000,000 and, in the case of reductions in excess thereof, in integral multiples of $500,000.

(2) The Borrower may, pursuant to this Section 2.06, prepay the amount of any Drawings under the Credit Facility, by depositing with the Administrative Agent the Face Amount of such Drawings to be held by the Administrative Agent in trust for the Lenders and irrevocably authorizing and directing the Administrative Agent to apply such amount on the maturity date for the relevant Drawing to the repayment of the relevant BA Instrument.

Section 2.07 Extension of Relevant Repayment Date. (1) The Borrower may elect to extend the Relevant Repayment Date in respect of the whole or part of the Commitment to December 19, 2009, provided that the following conditions are satisfied: (i) the Borrower shall have provided the Administrative Agent notice in writing of its election to extend the Relevant Repayment Date not more than 45 days and not less than 30 days prior to Relevant Repayment Date (and the Administrative Agent shall provide each Lender with such notice upon receipt thereof from the Borrower); (ii) on the date of giving such notice and the effective date of such extension, no Default or Event of Default has occurred or is continuing; and (iii) the Borrower shall pay to the Administrative Agent for the rateable account of the Lenders, a non-refundable extension fee of 0.25% of the aggregate amount of the Commitment extended on the effective date of such extension. The effective date of such extension shall be June 19, 2009.

(2) If the Borrower shall have extended the Relevant Repayment Date pursuant to Section 2.07(1), the Borrower may elect to extend the Relevant Repayment Date in respect of a maximum amount of $100,000,000 of the Commitment to June 19, 2010, provided that the following conditions are satisfied: (i) on or prior to the effective date of such extension the Borrower shall have repaid the Credit Facility such that the aggregate Accommodations

Outstanding are not more than $100,000,000; (ii) the Borrower shall have provided the Administrative Agent notice in writing of its election to extend the Relevant Repayment Date not more than 45 days and not less than 30 days prior to the Relevant Repayment Date (and the Administrative Agent shall provide each Lender with such notice upon receipt thereof from the Borrower); (iii) on the date of giving such notice and the effective date of such extension, no Default or Event of Default has occurred or is continuing; and (iv) the Borrower shall pay to the Administrative Agent for the rateable account of the Lenders, a non-refundable extension fee of 0.25% of the aggregate amount of the Commitment extended on the effective date of such extension. The effective date of such extension shall be December 19, 2009.

Section 2.08 Fees. The Borrower shall pay to the Administrative Agent for its own account an administrative fee in the amount and in the manner agreed to by the Borrower and the Administrative Agent.

Section 2.09 Payments under this Agreement. (1) Unless otherwise expressly provided in this Agreement, the Borrower shall make any payment required to be made by it to the Administrative Agent for its own account or for the account of any other Lender by depositing the amount of the payment in the relevant currency to the Borrower's Account not later than 12:00 noon (Toronto time) on the date the payment is due without deduction for set-off or counterclaim. The Borrower shall make each such payment in Canadian Dollars. The Administrative Agent shall distribute to each applicable Lender, promptly on the date of receipt by the Administrative Agent of any payment, an amount equal to the amount then due to such applicable Lender. The Borrower hereby authorizes and directs the Administrative Agent to automatically debit the relevant Borrower's Account to effect such distribution. Any amount received by the Administrative Agent for the account of the Lenders shall be held in trust for their benefit until distributed.

(2) Unless otherwise expressly provided in this Agreement, the Administrative Agent shall make amounts available and other payments to the Borrower under this Agreement by crediting the Borrower's Account (or causing the Borrower's Account to be credited) with the amount of the payment in the relevant currency not later than 11:00 a.m. (Toronto time) on the date the amount is to be made available or the payment is to be made.

(3) The Borrower shall pay to each Lender on demand any amounts required to compensate the Lender for any loss suffered or incurred by it as a result of (i) the failure of the Borrower to give any notice in the manner and at the times required by this Agreement; (ii) the failure of the Borrower to effect an Accommodation in the manner and at the time specified in any Accommodation Notice; (iii) subject to Section 2.06(2), any payment being made in respect of a BA Instrument, other than on the maturity or expiration applicable to it; or (iv) the failure of the Borrower to make a payment or a mandatory repayment in the manner and at the time specified in this Agreement. A certificate as to the amount of any such loss submitted in good faith by a Lender to the Borrower shall be *prima facie* evidence of such amount.

Section 2.10 Application of Payments and Prepayments. (1) The Borrower shall pay to the Administrative Agent for the rateable account of the Lenders the amounts specified in Section 2.05 and the Lenders shall apply such amount to the prepayment of the Accommodations Outstanding under the Credit Facility. Each repayment or prepayment received by the Administrative Agent pursuant to Section 2.06 or otherwise shall be applied by the

Lenders to the repayment of Accommodations Outstanding under the Credit Facility to each such Lender in accordance with its rateable share thereof.

(2) All amounts received by the Administrative Agent from or on behalf of the Borrower and that are to be applied by the Administrative Agent to the Accommodations Outstanding and other amounts payable to the Administrative Agent and the Lenders under the Credit Documents and not previously applied pursuant to this Agreement shall be applied by the Administrative Agent as follows (i) first, in reduction of the Borrower's obligation to pay any unpaid interest and any Fees which are due and owing; (ii) second, in reduction of the Borrower's obligation to pay any claims or losses referred to in Sections 9.01 and 9.02; (iii) third, in reduction of the Borrower's obligation to pay any amounts due and owing on account of any unpaid principal amount of Advances which are due and owing and any other unpaid Accommodations Outstanding which are due and owing; (iv) fourth, in reduction of any other obligation of the Borrower under this Agreement and the other Credit Documents; and (v) fifth, to the Borrower or such other Persons as may lawfully be entitled to or directed to receive the remainder.

Section 2.11 Computations of Interest and Fees. (1) All computations of interest shall be made by the Administrative Agent taking into account the actual number of days occurring in the period for which such interest is payable, and on the basis of a year of 365 or 366 days, as the case may be.

(2) All computations of Fees shall be made by the Administrative Agent on the basis of a year of 365 or 366 days, as the case may be, taking into account the actual number of days occurring in the period for which such fees are payable.

(3) For purposes of the *Interest Act* (Canada), whenever any interest or Fee under this Agreement is calculated using a rate based on a number of days less than a full year, such rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate based on a year of 360, 365 or 366 days, as the case may be, (y) multiplied by the actual number of days in the calendar year in which the period for which such interest or Fee is payable (or compounded) ends, and (z) divided by the number of days based on which such rate is calculated. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement. The rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

Section 2.12 Security. (1) On or prior to the initial Accommodation under the Credit Facility, the Borrower shall provide or cause to be provided, or shall have made arrangements satisfactory to the Administrative Agent for their to be provided, as the case may be, to the Administrative Agent, for and on behalf of the Lenders, as applicable, as continuing collateral security for the present and future indebtedness and liability of the Borrower and each Guarantor to the Administrative Agent and the Lenders, as applicable, hereunder and under the other Credit Documents, the following security (the "**Security**"), in form and substance satisfactory to the Administrative Agent, together with any relevant power of attorney, registrations, filings and other supporting documentation deemed necessary by the Administrative Agent or its counsel to perfect the same or otherwise in respect thereof:

(i) a general security agreement (or moveable hypothec, as applicable; collectively, the "**Security Agreements**") dated as of the date hereof constituting a first-

ranking charge on all personal (or moveable) property from time to time of the Borrower and each Guarantor subject in each case, if and to the extent permitted hereunder, to Permitted Encumbrances;

(ii) a pledge agreement in favour of the Administrative Agent from Holdings Trust and the General Partner constituting a first-priority Encumbrance on all Equity Interests and Debt of the Borrower and the General Partner, as applicable, and from UK Holdco with respect to its Equity Interests in UK ACO, held from time to time by such Guarantor together with certificates (where issued) representing all such Equity Interests and either accompanied by stock transfer powers or duly registered in the name of each such Guarantor, subject to Permitted Encumbrances;

(iii) an assignment by the Borrower of (a) all Material Contracts where the counterparty is ACE or Air Canada or any of their Subsidiaries, and (b) any other Material Contract acquired in connection with the Acquisition;

(iv) account control agreements with respect to the DRR Fund;

(v) a guarantee from each Guarantor from time to time;

(vi) a collateral covenant agreement from Aeroplan Income Fund in favour of the Administrative Agent through which Aeroplan Income Fund will covenant and agree not to carry on any business, own any assets or incur any Debt other than the business of a holding trust and the ownership of Equity Interests or notes of Holdings Trust and the General Partner (if any), and as otherwise permitted by its declaration of trust;

(vii) an executed intercreditor agreement between Royal Bank of Canada, as administrative agent under the Senior Secured Credit Agreement and the Administrative Agent in form and substance substantially similar to the intercreditor agreement attached hereto as Schedule 7 (the **"Intercreditor Agreement"**); and

(viii) a debenture governed by English law from each Guarantor incorporated under the laws of England and Wales.

(2) So long as no Event of Default has occurred and is continuing, if any Asset which forms part of the Security (i) is encumbered or otherwise Disposed of by the Borrower or a Guarantor in accordance with Section 7.02(d) (excluding for purposes of this clause (i) (x) any encumbrance or other Disposition of all or substantially all of the Assets of the Borrower or such Guarantor in a single transaction or a series of related transactions not permitted by Section 7.02(c) or (y) any encumbrance permitted pursuant to item (v) of the definition of Permitted Encumbrances), and/or (ii) otherwise becomes Excluded Property or Additional Excluded Property during the term of this Agreement, the interests of the Borrower or such Guarantor in such Asset that has been so encumbered or otherwise Disposed of or which has become Additional Excluded Property or Excluded Property shall, without further act (subject to the satisfaction of the conditions contained in this Agreement) and concurrently with such encumbrance or Disposition, cease to be part of the Security and shall not be subject to this Agreement or any other Credit Document, shall automatically without further act be released from and no longer be subject to the Security and the Encumbrances of the Administrative Agent

and the Lenders shall automatically without further act cease to be attached to such interests in such Asset.

Section 2.13 Designation of Restricted Subsidiaries. The Borrower may at any time after the Closing Date, from time to time, by notice in writing to the Administrative Agent, be entitled to (a) incorporate Subsidiaries and designate them as either Restricted Subsidiaries or Unrestricted Subsidiaries, or (b) designate (A) an Unrestricted Subsidiary as a Restricted Subsidiary or (B) a Restricted Subsidiary as an Unrestricted Subsidiary; provided that, (i) the Borrower shall not be entitled to make such a designation in (b) (B) above if (x) a Default or an Event of Default has occurred and is continuing unless such designation will cure such Default or Event of Default, or (y) a Default or an Event of Default would result from or exist immediately after such a designation, and (ii) the Borrower shall not be entitled to designate a Restricted Subsidiary as an Unrestricted Subsidiary until after the completion of two complete consecutive Fiscal Quarters following the designation of such Unrestricted Subsidiary as a Restricted Subsidiary. Schedule 15 is a true and complete list of the Restricted Subsidiaries and Unrestricted Subsidiaries as at the date hereof and identifies, in respect of each Restricted Subsidiary whether such Restricted Subsidiary is a Secured Restricted Subsidiary or an Exempt Restricted Subsidiary.

ARTICLE 3
ADVANCES

Section 3.01 The Advances. (1) Each Lender severally agrees, in accordance with the terms and conditions of this Agreement and in accordance with the applicable Borrowing Notice, to make Advances to the Borrower from time to time on any Business Day prior to the Relevant Repayment Date in accordance with each Lender's relevant rateable portion. Each requested Advance shall be in the minimum aggregate amount and in an integral multiple of the amount set forth in Schedule 3.

Section 3.02 Procedure for Borrowing. (1) Except as provided in Section 3.02(2), each Borrowing shall be made on the number of days prior notice specified in Schedule 3, given not later than 11:00 a.m. (Toronto time) by the Borrower to the Administrative Agent. Each notice of a Borrowing (a **"Borrowing Notice"**) shall be in substantially the form of Schedule 1, shall be irrevocable and binding on the Borrower and shall specify (i) the requested date of the Borrowing; and (ii) the aggregate amount of the Borrowing. Upon receipt by the Administrative Agent of funds from the Lenders and fulfilment of the applicable conditions set forth in Article 5, the Administrative Agent will make such funds available to the Borrower in accordance with Article 2.

Section 3.03 Conversions and Rollovers Regarding Advances. The Borrower may elect to convert an Advance outstanding to a Drawing as of any Business Day by the delivery of a Drawing Notice in accordance with Section 4.03.

Section 3.04 Interest on Advances. The Borrower shall pay interest on the unpaid principal amount of each Advance from the date of such Advance (or conversion of another Type of Advance into such Advance) until the date on which the principal amount of the Advance is repaid in full (or is converted into another Type of Advance or Type of Accommodation) at the following rates per annum:

(a) Canadian Prime Rate Advances. If and so long as such Advance is a Canadian Prime Rate Advance and subject as provided in the following sentence, at a rate per annum equal at all times to the Canadian Prime Rate in effect from time to time plus the Applicable Margin, calculated daily and payable in arrears (i) on the first Business Day of each month in each year; and (ii) on the day on which such Canadian Prime Rate Advance becomes due and payable in full pursuant to the provisions hereof. Any amount of principal of, or interest on, any such Canadian Prime Rate Advance which is not paid when due (whether at stated maturity, by acceleration or otherwise) shall be payable on demand and shall bear interest (both before and after judgment), from the date on which such amount is due until such amount is paid in full, at a rate per annum equal to the Canadian Prime Rate in effect from time to time plus the Applicable Margin plus, to the extent permitted by law, 1%.

ARTICLE 4
BANKER'S ACCEPTANCES

Section 4.01 Acceptances and Drafts. (1) Each Lender severally agrees, in accordance with the terms and conditions of this Agreement and in accordance with the applicable Drawing Notice, from time to time on any Business Day prior to the Relevant Repayment Date (i) in the case of a Lender which is willing and able to accept Drafts, to create acceptances (**"Banker's Acceptances"**) by accepting Drafts and to purchase such Banker's Acceptances in accordance with Section 4.03(2); and (ii) in the case of a Lender which is unwilling or unable to accept Drafts, to purchase completed Drafts (which have not been and will not be accepted by the Lender or any other Lender) in accordance with Section 4.03(2).

(2) Each requested Drawing shall be in the minimum aggregate Face Amount and in an integral multiple of the amount set forth in Schedule 3 and shall consist of the creation and purchase of Banker's Acceptances or the purchase of Drafts on the same day, in each case for the applicable Drawing Price, by the relevant Lenders in accordance with Section 4.03 and their respective Lender's applicable Commitment.

(3) The aggregate Face Amount of the Banker's Acceptances to be created and purchased by a Lender or Drafts to be purchased by a Lender on any Drawing Date (upon a conversion or otherwise), shall be determined by the Administrative Agent based upon each Lender's rateable portion of the Drawing, except that, if the Face Amount of any Banker's Acceptance to be created and purchased or Draft to be purchased, determined as aforesaid, would not be in an integral multiple of Cdn. $100,000, the Administrative Agent in its sole discretion may increase such Face Amount to the nearest whole multiple of Cdn. $100,000 or may reduce such Face Amount to the nearest whole multiple of Cdn. $100,000.

Section 4.02 Form of Drafts. Each Draft presented by the Borrower shall (i) be in an integral multiple of Cdn. $100,000; (ii) be dated the date of the Drawing; and (iii) mature and be payable by the Borrower (in common with all other Drafts presented in connection with such Drawing) on a Business Day which occurs approximately 30, 60, 90, 180 or 360 days, at the election of the Borrower, after the Drawing Date and on or prior to the earliest Relevant Repayment Date.

Section 4.03 Procedure for Drawing. (1) Each Drawing shall be made on notice (a **"Drawing Notice"**) given by the Borrower to the Administrative Agent not later than 11:00 a.m. (Toronto time) on the number of days notice specified in Schedule 3. Each Drawing

Notice shall be in substantially the form of Schedule 2, shall be irrevocable, except as provided in Section 4.06(1), shall be binding on the Borrower and shall specify (i) the Drawing Date; (ii) the aggregate Face Amount of Drafts to be accepted, if applicable, and purchased; and (iii) the term thereof.

(2) Not later than 12:00 noon (Toronto time) on an applicable Drawing Date, each Lender shall complete one or more Drafts in accordance with the Drawing Notice and either (i) accept the Drafts and purchase the Banker's Acceptances so created for the Drawing Price; or (ii) purchase the Drafts for the Drawing Price. In each case, upon receipt by the Administrative Agent of funds from the Lenders on account of the Drawing Price and upon fulfilment of the applicable conditions set forth in Article 5, the Administrative Agent shall make such funds available to the Borrower in accordance with Article 2.

(3) The Borrower shall, at the request of any Lender, issue one or more non-interest bearing, promissory notes (each a "**BA Equivalent Note**") payable on the maturity date of any unaccepted Draft referred to above, in such form as the Lender may reasonably specify and in a principal amount equal to the Face Amount of, and in exchange for, any unaccepted Draft which the Lender has purchased in accordance with Section 4.03(2).

(4) Banker's Acceptances, Drafts and BA Equivalent Notes purchased by a Lender may be held by it for its own account until the maturity date thereof or sold by it at any time prior to that date in any relevant Canadian market in such Lender's sole discretion.

Section 4.04 Presigned Draft Forms. (1) Subject to paragraph (2) of this Section 4.04, in order to enable the Lenders to create Banker's Acceptances or complete Drafts in the manner specified in this Article 4, the Borrower shall supply each Lender or its agent with such number of Drafts as it may reasonably request, duly signed on behalf of the Borrower. Each Lender hereby indemnifies the Borrower against any loss or improper use thereof by such Lender or its agents, will exercise and cause its agents to exercise such care in the custody and safekeeping of Drafts as it would exercise in the custody and safekeeping of similar property owned by it and will, upon request by the Borrower, promptly advise the Borrower of the number and designations, if any, of uncompleted Drafts held by it or its agents for the Borrower. The signature of any officer of the Borrower on a Draft may be mechanically reproduced and any BA Instrument bearing a facsimile signature shall be binding upon the Borrower as if it had been manually signed. Even if the individuals whose manual or facsimile signature appears on any BA Instrument no longer hold office at the date of its acceptance by the Lender or at any time after such date, any BA Instrument so signed shall be valid and binding upon the Borrower. No Lender shall be liable for its failure to accept a Draft as required hereby if the cause of such failure is, in whole or in part, due to the failure of the Borrower to provide Drafts to such Lender on a timely basis.

(2) The Borrower hereby irrevocably appoints each Lender as its attorney to sign and endorse on its behalf, manually or by facsimile or mechanical signature, any BA Instrument necessary to enable each Lender to make Drawings in the manner specified in this Article 4. All BA Instruments signed or endorsed on the Borrower's behalf by a Lender shall be binding on the Borrower, all as if duly signed or endorsed by the Borrower. Each Lender shall (i) maintain a record with respect to any BA Instrument completed in accordance with this Section 4.04(2), voided by it for any reason, accepted and purchased or purchased or, in the case of a BA Equivalent Note, exchanged for another BA Instrument by it pursuant to this Section

4.04, and cancelled at its respective maturity; and (ii) retain such records in the manner and for the statutory periods provided by Laws which apply to such Lender and make such records available to the Borrower acting reasonably. On request by the Borrower, a Lender shall cancel and return to the possession of the Borrower all BA Instruments which have been pre-signed or pre-endorsed on behalf of the Borrower and which are held by such Lender and are not required to make Drawings in accordance with this Article 4.

Section 4.05 Payment, Conversion or Renewal of BA Instruments. (1) Upon the maturity of a BA Instrument, the Borrower may (i) elect to issue a replacement Banker's Acceptance or Draft by giving a Drawing Notice in accordance with Section 4.03(1); (ii) elect to have all or a portion of the Face Amount of the BA Instrument converted to an Advance (provided that in the case of a conversion of a portion only of the Face Amount of the BA Instrument, the remaining Face Amount, if any, of such BA Instrument shall not be less than the minimum Face Amount set forth in Schedule 3) by giving a Borrowing Notice in accordance with Section 3.02; or (iii) pay, on or before 12:00 noon (Toronto time) on the maturity date for the BA Instrument, an amount in Canadian Dollars equal to the Face Amount of the BA Instrument (notwithstanding that a Lender may be the holder of it at maturity). Any such payment shall satisfy the Borrower's obligations under the BA Instrument to which it relates and the relevant Lender shall (y) then be solely responsible for the payment of the BA Instrument, and (z) thereafter indemnify the Borrower from any loss, cost or expense suffered by or imposed upon the Borrower in respect of any claim from a holder of such BA Instrument that the Borrower is liable for payment thereunder or any payment by the Borrower in connection with such claim.

(2) If the Borrower fails to pay any BA Instrument when due or request a replacement in the Face Amount of such BA Instrument pursuant to Section 4.05(1), the unpaid amount due and payable shall be converted to a Canadian Prime Rate Advance and shall bear interest calculated and payable as provided in Article 3. This conversion shall occur as of the maturity date of the BA Instrument and without any necessity for the Borrower to give a Borrowing Notice.

Section 4.06 Circumstances Making Banker's Acceptances Unavailable. (1) If, by reason of circumstances affecting the money market generally, as determined by the Administrative Agent, there is no market for Banker's Acceptances and Drafts, (i) the right of the Borrower to request a Drawing shall be suspended until the circumstances causing a suspension no longer exist; and (ii) any Drawing Notice which is outstanding shall be deemed to be a Borrowing Notice requesting a Canadian Prime Rate Advance unless it has been revoked by the Borrower before the specified Drawing Date.

(2) The Administrative Agent shall promptly notify the Borrower of the suspension of the Borrower's right to request a Drawing and of the termination of any such suspension.

ARTICLE 5
CONDITIONS OF LENDING

Section 5.01 Conditions Precedent to the Initial Accommodation. The initial Accommodation under the Credit Facility is subject to fulfilment of the following conditions precedent:

(a) the Administrative Agent has received, or the Borrower shall have made arrangements satisfactory to the Administrative Agent for the delivery of, in each case, in form and substance satisfactory to the Administrative Agent and its counsel, acting reasonably and in sufficient quantities for each Lender and the Administrative Agent:

(A) a certified copy dated the Closing Date of (i) the Aeroplan LP Partnership Agreement, the Trust Declaration of Trust, the Fund Declaration of Trust, and the other charter documents and by-laws of each other Guarantor; (ii) the resolutions, minutes of meetings, or other necessary enabling authorizations of the board of directors or trustees or general partner (as relevant) of each of the Borrower, each Guarantor in existence as of the Closing Date and Aeroplan Income Fund approving the borrowing (in the case of the Borrower) and other matters contemplated by this Agreement and approving the entering into and completion of all transactions contemplated by the other Credit Documents; and (iii) all other instruments evidencing necessary action of the Borrower, each Guarantor in existence as of the Closing Date and Aeroplan Income Fund with respect to such matters,

(B) a certificate of incumbency dated the Closing Date of a senior officer or other representative satisfactory to the Administrative Agent of each of the Borrower, each Guarantor in existence as of the Closing Date and Aeroplan Income Fund certifying the names and true signatures of the officers or other representatives of each such Person authorized to sign Credit Documents to which such Person is a party,

(C) where available, a certificate of status, compliance or like certificate with respect to the Borrower and (other than Holdings Trust) each Guarantor in existence as of the Closing Date issued by the appropriate Governmental Authority of the jurisdiction of its incorporation or formation, dated a date reasonably close to the Closing Date,

(D) favourable opinions of counsel for each of the Borrower, the Guarantors and Aeroplan Income Fund in the jurisdiction of incorporation or formation of each such Person dated the Closing Date in respect of, *inter alia,* corporate status, or partnership, trust or other status, power, capacity, the due authorization, execution, delivery and enforceability of the Credit Documents, together with local counsel opinions dated the Closing Date where the Security is registered, confirming the validity and perfection of the Encumbrances created by the Credit Documents,

(E) executed copies of this Agreement, the Security Documents, the Intercreditor Agreement and other documents or materials specified in Section 2.12,

(F) evidence of registration of the Security Documents (other than the hypothecs) specified in Section 2.12 in such jurisdictions as the Administrative Agent may reasonably require, in each case creating a first ranking security interest, subject to Permitted Encumbrances (it being

acknowledged and agreed that any Security Documents to be registered in the United Kingdom will be registered immediately upon closing of the Acquisition), and

(G) certified copies of all necessary authorizations, consents, licences and third party approvals in connection with the Credit Documents dated a date reasonably close the Closing Date;

(b) all fees and other amounts (including the reasonable legal fees and disbursements of Osler, Hoskin & Harcourt LLP and Herbert Smith LLP and such other counsel engaged by the Administrative Agent and as agreed to by the Borrower) then payable under the Credit Documents, including all out-of-pocket expenses of the Administrative Agent, have been paid in full (provided invoices evidencing the fees and disbursements in reasonable detail are provided at least 1 Business Day prior to the Closing Date);

(c) the Administrative Agent shall have received and reviewed, to its satisfaction, acting reasonably, certified copies of all personal property searches undertaken against the Borrower and each Guarantor, and each of their respective predecessors, dated a date reasonably close to the Closing Date;

(d) arrangements satisfactory to the Administrative Agent, acting reasonably, shall have been made for the concurrent repayment of all Debt that is not permitted hereunder and the concurrent discharge of all Encumbrances affecting the Borrower and its Restricted Subsidiaries which are not Permitted Encumbrances;

(e) the Administrative Agent shall, acting reasonably, be satisfied with the amount, types and terms and conditions of all insurance maintained by the Borrower and its Restricted Subsidiaries and the Lenders shall have received dated a date reasonably close to the Closing Date endorsements naming the Administrative Agent, on behalf of the Lenders, as an additional insured or loss payee, as the case may be, under all insurance policies to be maintained with respect to the properties of the Borrower and its Restricted Subsidiaries;

(f) satisfaction of the conditions precedent specified in Schedule 12;

(g) the Administrative Agent shall have received an Accommodation Notice from the Borrower in form and substance satisfactory to the Administrative Agent acting reasonably; and

(h) the representations and warranties of the Borrower and the Restricted Subsidiaries contained in Article 6 are true and correct in all material respects on the date of the Accommodation as if they were made on that date, except representations and warranties which relate to an earlier date, which shall be true and correct in all material respects as of such date.

Section 5.02 Conditions Precedent to All Accommodations. (1) The obligation of each Lender to make Accommodations or otherwise give effect to any Accommodation Notice is subject to fulfilment of the following conditions at the time of any Accommodation Notice or Accommodation, as the case may be:

(a) the Administrative Agent shall have received an Accommodation Notice from the Borrower in form and substance satisfactory to the Administrative Agent acting reasonably;

(b) no Default or Event of Default has occurred and is continuing or would arise immediately after giving effect to or as a result of the Accommodation;

(c) the representations and warranties of the Borrower and the Restricted Subsidiaries contained in Section 6.01 are true and correct in all material respects on the date of the Accommodation as if they were made on that date, except representations and warranties which relate to an earlier date, which shall be true and correct in all material respects as of such date; and

(d) the Accommodation will not violate any applicable Law.

(2) Each of the giving of any Accommodation Notice by the Borrower and the acceptance by the Borrower of any Accommodation, in each case with respect to an Accommodation which represents an increase in the Accommodations Outstanding thereafter shall be deemed to constitute a representation and warranty by the Borrower that, on the date of such Accommodation, the statements set forth in Section 5.02(1)(b) and (c) are true and correct.

Section 5.03 No Waiver. The making of an Accommodation or otherwise giving effect to any Accommodation Notice, without the fulfilment of one or more conditions set forth in Section 5.01 or 5.02, as applicable, shall not constitute a waiver of any condition and the Administrative Agent and the Lenders reserve the right to require fulfilment of such condition in connection with any subsequent Accommodation Notice or Accommodation.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

Section 6.01 Representations and Warranties. (1) The Borrower represents and warrants to each Lender and the Administrative Agent, acknowledging and confirming that each Lender and the Administrative Agent is relying on such representations and warranties without independent inquiry in entering into this Agreement and providing Accommodations that:

(a) **Incorporation and Qualification.** The Borrower and each of its Restricted Subsidiaries (i) is a corporation, partnership or other entity, as the case may be, incorporated or organized and subsisting under the Laws of its jurisdiction of incorporation or organization, as the case may be, (ii) has the legal right and all necessary corporate or other power and authority to own its Assets and carry on its business, and (iii) is duly qualified, licensed or registered to carry on business under the Laws applicable to it in all jurisdictions where it conducts business, except where failure to be so qualified, licensed or registered could not reasonably be expected to result in a Material Adverse Effect.

(b) **Corporate Power.** The Borrower and each of its Restricted Subsidiaries has all requisite corporate, partnership or other power and authority to enter into its obligations under this Agreement and each other Credit Document to which it is a party and do all acts and things and execute and deliver all other documents and instruments as are required hereunder or thereunder to be done, observed or performed by it in accordance with the terms hereof and thereof.

(c) **Conflict with other Instruments.** The execution and delivery by the Borrower and each of its Restricted Subsidiaries of the Credit Documents to which it is a party and the performance by it of its obligations thereunder, and compliance with the terms, conditions and provisions thereof, will not conflict with or result in a breach of any of the terms, conditions or provisions of (i) its respective constating documents or by-laws; (ii) any applicable Law or Environmental Law; (iii) any material contractual restrictions binding on or affecting it or its Assets; or (iv) any judgment, injunction, or any determination or award of any Governmental Authority which is binding on it, except, in the case of each of subsections (ii) through (iv) above, to the extent any such conflict or breach could not reasonably be expected to result in a Material Adverse Effect.

(d) **Corporate Action, Governmental Approvals, etc.** The execution and delivery by the Borrower and each of its Restricted Subsidiaries of each of the Credit Documents to which it is a party and the performance by it of its obligations thereunder have been duly authorized by all necessary corporate, partnership or other action including the obtaining of all necessary shareholder, partnership or other consents. No authorization, consent, approval, registration, qualification, designation, declaration or filing with any Governmental Authority or other Person, is or was necessary in connection with the execution, delivery and performance of the Borrower's or any of its Restricted Subsidiaries' obligations under the Credit Documents except such as are in full force and effect.

(e) **Execution and Binding Obligations.** This Agreement and the other Credit Documents to which the Borrower or any of its Restricted Subsidiaries is a party have been duly executed and delivered, as the case may be, by the Borrower and each of its Restricted Subsidiaries and constitute a legal, valid and binding obligation, enforceable against it in accordance with their respective terms, subject only to any limitation under applicable Laws, including those relating to (i) bankruptcy, winding-up, insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other similar laws of general application affecting the enforcement of creditors' rights; and (ii) the fact that specific performance and injunctive relief and other similar remedies are subject to the discretion of a court of competent jurisdiction before which such remedies are sought and to the power of a court to stay proceedings before it, to stay the execution of judgments and to grant relief against forfeiture.

(f) **Authorizations, etc.** The Borrower and each of its Restricted Subsidiaries holds, in good standing, all authorizations, permits, consents, registrations and approvals, free from burdensome restrictions or known conflicts with the rights of others, necessary to conduct its business, the absence of which would have a Material Adverse Effect.

(g) **No Litigation.** There is not now pending or threatened in writing against the Borrower or any of its Restricted Subsidiaries, any litigation, action, suit, investigation (to the knowledge of the Borrower) or other proceeding by or before any court, tribunal or other Governmental Authority or before any arbitrator which could reasonably be expected to have a Material Adverse Effect.

(h) **Financial Condition.** All financial statements of the Borrower (consolidated or otherwise) delivered to the Administrative Agent after the date of this Agreement pursuant to Section 7.01(a) will present fairly and in all material respects the financial position of the Borrower (on a consolidated basis, if applicable), in accordance with GAAP (except as otherwise

disclosed therein or required to comply with the provisions of this Agreement and, in the case of unaudited financial statements, for normal year end audit adjustments and the absence of footnotes), as of the dates thereof and for the Fiscal Years or Fiscal Quarters, as the case may be, then ended.

(i) **Material Adverse Effect.** Since the later of (i) December 31, 2006; and (ii) the date of the last audited annual financial statements of the Borrower delivered in accordance with Section 7.01(a)(ii), there has occurred no event which has had a Material Adverse Effect or which could reasonably be expected to have a Material Adverse Effect.

(j) **Insurance.** The Borrower and each of its Restricted Subsidiaries has insurance in place, issued by responsible insurers, as is appropriate to the Business and its Assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses and Assets, all in compliance with the provisions of this Agreement. All such policies of insurance are in full force and effect and the Borrower is not in default, as to the payments of premiums or otherwise, under the terms of any such policy. Schedule 8 sets forth a complete list of policies of insurance for the Business as of the Closing Date.

(k) **Corporate Structure.** Schedule 9 sets forth particulars as of the Closing Date of the direct and indirect interest of the Borrower in any Person in which the Borrower holds, directly or indirectly, Equity Interests thereof.

(l) **Labour Relations.** Except as disclosed in Schedule 10 and as of the Closing Date, (i) the Borrower and each of its Restricted Subsidiaries is not bound by or a party to any collective bargaining agreement and has no obligations to any trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent which (1) holds bargaining rights with respect to any of its employees by way of certification, interim certification, voluntary recognition, designation or successor rights; (2) has applied to be certified as the bargaining agent of any of the its employees; or (3) has applied to have it declared a related employer pursuant to Section 1(4) of the *Labour Relations Act* (Ontario) or any equivalent Law of any other jurisdiction; (ii) there is no strike, work slow down or stoppage pending, or to its knowledge, threatened, against it; (iii) there are no representation proceedings pending or, to the Borrower's knowledge, threatened with any labour relations board, and no labour organization or group of employees of the Borrower or any of its Restricted Subsidiaries has made a pending demand for certification or recognition; and (iv) there are no complaints, labour disputes or charges against the Borrower or any of its Restricted Subsidiaries pending or, to the knowledge of the Borrower, threatened to be filed with any Governmental Authority or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment by the Borrower or any of its Restricted Subsidiaries of any individual that could reasonably be expected to have a Material Adverse Effect.

(m) **No Event of Default.** There is no Event of Default under this Agreement or any Credit Document, nor has the Borrower or any of its Restricted Subsidiaries done or omitted to do anything which constitutes an Event of Default which has not been waived or cured.

(n) **No Judgments, etc.** As of the Closing Date, there are no outstanding judgments, writs of execution, work orders, notices of deficiency capable of resulting in work orders, injunctions or directives against the Borrower or any of its Restricted Subsidiaries or any of their

material property or assets which could reasonably be expected to have a Material Adverse Effect.

(o) **Taxes.** As of the Closing Date, the Borrower and each of its Restricted Subsidiaries has filed all tax returns which are required to be filed and has paid all Taxes, interest and penalties, if any, which have become due pursuant to such returns or pursuant to any assessment received by it and adequate provision for payment has been made for Taxes not yet due except any such payment of which the concerned party is contesting in good faith by appropriate proceedings and for which appropriate reserves have been provided on its books and as to which, in each case, neither any Encumbrance has attached nor any foreclosure, distraint, seizure, attachment, sale or other similar proceedings have been commenced. The charges, accruals and reserves on the books of the Borrower and each of its Restricted Subsidiaries in respect of Taxes are adequate, in the judgment of the Borrower or such Restricted Subsidiary.

(p) **Forecasts and Information Supplied.** All (i) forecasts and projections supplied by the Borrower to the Administrative Agent and the Lenders were based on good faith/ estimates and assumptions, adequately disclosed therein, believed by the Borrower to be reasonable at the time made, it being recognized by the Lenders that such projections as to future events are not to be viewed as facts and that actual results during the period or periods covered by such projections may differ from projected (at the date thereof) results of or the prospects for the business of the Borrower; and (ii) other written information heretofore supplied by the Borrower to the Administrative Agent and the Lenders is true and accurate in all material respects.

(q) **Borrower not Non-Resident of Canada.** The Borrower is not a non-resident of Canada within the meaning of the *Income Tax Act* (Canada).

(r) **Title to Assets.** The Borrower and each of its Restricted Subsidiaries has good and valid title to all its Assets reflected in its books and records, in each case, free and clear of all Encumbrances other than Permitted Encumbrances and except to the extent the failure to have such title could not reasonably be expected to result in a Material Adverse Effect (it being noted that any sublease may be dependent on the continuance of the applicable head lease and any superior sublease of the fee simple estate).

(s) **Intellectual Property.** With respect to all patents, copyrights, copyright applications, service marks and trademarks, whether or not registered that are owned by the Borrower or any Restricted Subsidiary and which are material to the operation of the Business (collectively, the "**Intellectual Property**"): (i) to the knowledge of the Borrower, there is no material violation by any Person of any right of the Borrower or any Restricted Subsidiary in existence with respect to any such Intellectual Property; (ii) the Borrower or the applicable Restricted Subsidiary is the sole owner of such Intellectual Property; (iii) such Intellectual Property is free and clear of any claims, encumbrances or charges save for Permitted Encumbrances, and none of the Borrower or any Restricted Subsidiary has used or enforced, or failed to use or enforce, its Intellectual Property in any manner which could result in the abandonment or cancellation thereof; and (iv) to the best of the knowledge of the Borrower, there has been no material infringement or violation of the Borrower's and any Restricted Subsidiary's rights in and to its Intellectual Property.

(t) **Compliance with Laws.** The Borrower and its Restricted Subsidiaries, and the operation of their respective business and Assets, are in compliance in all material respects with all applicable Laws (including any Environmental Laws). The Borrower's and its Restricted Subsidiaries' business and other assets possess and are operated in compliance with all Authorizations which are required under all applicable Environmental Laws for the operation of such business and asset the absence of which could reasonably be expected to result in a Material Adverse Effect. To the best of the knowledge of the Borrower, the Borrower's and its Restricted Subsidiaries' business and Assets are not subject to any past or present fact, condition or circumstance that could result in any liability under any Environmental Laws which could reasonably be expected to result in a Material Adverse Effect.

(u) **Ownership/Lease of Real Property.** The Borrower and its Restricted Subsidiaries do not own any real property as at the date hereof. Other than offices leases (including leases for call-centre space) and the leases described in Schedule 14, in each case, entered into in the normal course of the business, the Borrower and its Restricted Subsidiaries do not lease any real property as at the date hereof.

(v) **Material Contracts.** As of the date hereof, none of the Borrower or any of its Restricted Subsidiaries is a party or otherwise subject or bound by any Material Contract, except for the contracts listed in (i) to (vii) of the definition of "Material Contracts". Except as notified to the Administrative Agent in accordance with Section 7.01(b), all Material Contracts are in full force and effect and none of the Borrower or any Restricted Subsidiary, or to the Borrower's knowledge, any other party to any such agreement is in material default with respect thereto. To the best of the knowledge of the Borrower, as of the Closing Date no event has occurred which with the giving of notice or lapse of time, or both, would constitute an event of default under a Material Contract. The AC Material Agreements provide all of the covenants and provisions with Air Canada and/or others as are necessary for the Borrower to perform all of its obligations under the CIBC Agreement and Amex Agreements.

(w) **No Encumbrances and Debt.** The Borrower and each of its Restricted Subsidiaries (i) has not incurred any Encumbrance over any of its Assets other than Permitted Encumbrances, and (ii) has not incurred any Debt other than Debt permitted by Section 7.02(b).

(x) **Pension Plans.** Other than as notified to the Administrative Agent pursuant to Section 7.01(b)(v)(2) neither the Borrower nor any of its Restricted Subsidiaries has established any plan required to be registered under pension benefits legislation.

Section 6.02 Survival of Representations and Warranties. The representations and warranties in this Agreement and in any certificates or documents delivered to the Administrative Agent and the Lenders hereunder shall not merge in or be prejudiced by and shall survive any Accommodation and shall continue in full force and effect so long as any amounts are owing by the Borrower to the Lenders under this Agreement.

ARTICLE 7
COVENANTS OF THE BORROWER

Section 7.01 Affirmative Covenants. So long as any amount owing by the Borrower under this Agreement remains unpaid or any Lender has any obligation under this

Agreement, unless a waiver is otherwise given by the Lenders in accordance with Section 17.01, the Borrower shall:

(a) **Financial Reporting.** Deliver to the Administrative Agent (electronically to the Administrative Agent or with sufficient copies for each of the Lenders and the Administrative Agent):

(i) unaudited consolidated interim financial statements (excluding notes) of the Borrower as soon as practicable and in any event within 45 days of the end of each Fiscal Quarter of each Fiscal Year and consisting of a balance sheet, statement of income and partners equity and a statement of cash flows; in each case, as at the end of and for such Fiscal Quarter and the then elapsed portion of the Fiscal Year which includes such Fiscal Quarter, setting forth in each case in comparative form the figures for the corresponding period or periods (or in the case of the balance sheet, as at the end of) of the previous Fiscal Year and a comparison to the budget of the Borrower for such Fiscal Quarter;

(ii) to the extent any Restricted Subsidiaries exist, unaudited partially consolidated interim financial statements (excluding notes) (consolidating the Borrower and its Restricted Subsidiaries) as soon as practicable and in any event within 45 days of the end of each Fiscal Quarter of each Fiscal Year and consisting of a balance sheet, statement of income and partners equity and a statement of cash flows; in each case, as at the end of and for such Fiscal Quarter and the then elapsed portion of the Fiscal Year which includes such Fiscal Quarter, setting forth in comparative form the figures for the corresponding period or periods (or in the case of the balance sheet, as at the end of) of the previous Fiscal Year and a comparison to the budget of the Borrower and its Restricted Subsidiaries for such Fiscal Quarter;

(iii) audited consolidated annual financial statements of the Borrower as soon as practicable and in any event within 90 days of the end of each Fiscal Year and consisting of a balance sheet, statement of income and partners equity and a statement of cash flows for such Fiscal Year, setting forth in each case in comparative form the figures for the previous Fiscal Year together with the audit report of the Borrower's independent auditors on such financial statements and a comparison to the budget of the Borrower for such Fiscal Year;

(iv) to the extent any Restricted Subsidiaries exist, audited partially consolidated annual financial statements (consolidating the Borrower and its Restricted Subsidiaries) as soon as practicable and in any event within 90 days of the end of each Fiscal Year, commencing with the Fiscal Year during which there exists any Restricted Subsidiary, and consisting of a balance sheet, statement of income and partners equity and a statement of cash flows for such Fiscal Year, setting forth in each case in comparative form the figures for the previous Fiscal Year and a comparison to the budget of the Borrower and its Restricted Subsidiaries for such Fiscal Year;

(v) with respect to each Fiscal Year, an operating budget for the Borrower as soon as practicable and in any event within 30 days following the end of the prior Fiscal Year;

(vi) together with the financial statements delivered pursuant to clause (i) through (iv) above, a Compliance Certificate (which shall include reporting satisfactory to the Administrative Agent, acting reasonably, as to (i) the aggregate number of Aeroplan Miles sold by the Borrower during the applicable Fiscal Quarter, (ii) the aggregate number of Aeroplan Miles redeemed during such Fiscal Quarter, in each case with comparison to the budget therefor and the figures from the corresponding period of the previous Fiscal Year and (iii) the Future Redemption Costs used in preparing the financial statements delivered with such Compliance Certificate); and

(vii) within 10 Business Days of the start of each calendar month, a statement of the Chief Financial Officer or Treasurer of the Borrower or any other officer acceptable to the Administrative Agent setting forth the aggregate amount of Distributions made by the Borrower during the mostly recently completed calendar month and providing the calculations and details necessary to demonstrate to the satisfaction of the Administrative Agent compliance with Section 7.02(e).

(b) **Additional Reporting Requirements**. Deliver to the Administrative Agent electronically or with sufficient copies for each of the Lenders: (i) as soon as practicable, and in any event, within 2 Business Days after the occurrence of each Default or Event of Default, a statement of the Chief Financial Officer or Treasurer of the Borrower or any other officer acceptable to the Administrative Agent setting forth the details of the Default or Event of Default and the action which the Borrower proposes to take or has taken; (ii) promptly in writing a notice of any previously undisclosed actions, suits, arbitrations or proceedings pending, taken or threatened before or by any Governmental Authority or other Person against the Borrower or any Restricted Subsidiary which could reasonably be expected to have a Material Adverse Effect; (iii) as soon as possible, but in any event no later than 10 days after each occurrence, full particulars of any proceeding initiated against the Borrower or any of its Subsidiaries alleging violation of any Environmental Laws or responsibility for any domestic or foreign clean up or remediation of property contaminated by Hazardous Substances or requiring any other remedial or corrective action under any Environmental Laws, and of any notice of any material condition with respect to any of its property which might reasonably be expected to result in any violation of any Environmental Laws, and of any action taken by the Borrower or its applicable Subsidiary as a result of any Environmental Laws, which, in each case above, has had, or which would reasonably be expected to have a Material Adverse Effect; (iv) promptly upon acquisition thereof, particulars of each Subsidiary acquired by the Borrower; (v) together with each Compliance Certificate to be delivered pursuant to Section 7.01(a), written notice of any previously undisclosed: (1) provinces (other than British Columbia, Ontario and Quebec), states of the United States of America or countries (if other than Canada, the United States of America or the United Kingdom) in which the Borrower or any Guarantor has any place of business or has any tangible personal property with realizable value in excess of Cdn. $5,000,000 and (2) pension plans established specifically for the employees of the Borrower or any of its Restricted Subsidiaries; (vi) within 10 Business Days after the renewal of all insurance required to be maintained by Section 7.01(k), copies of policies, certificates of insurance, riders and endorsements relating to such insurance and proof of payments; (vii) notice in writing of any amendments to (which have a materially adverse impact on the overall economic benefit to be derived by the Borrower or a Restricted Subsidiary), termination of (other than at its stated maturity) or default under any previously disclosed Material Contracts or of any new Material Contracts entered into by the Borrower or any Restricted Subsidiary, in each case, within five

Business Days of the effective date thereof; (viii) as soon as reasonably practicable, notice in writing of any event, circumstance or condition that has had a Material Adverse Effect or which could reasonably be expected to have a Material Adverse Effect; and (ix) notice of the sale of any Asset or issuance of any Debt or Equity Interests which gives rise to any Net Proceeds referred to in Section 2.05 hereof.

(c) **Corporate/Partnership Existence.** Except as permitted by Section 7.02(c), at all times the Borrower shall do or cause to be done, and shall cause each of its Restricted Subsidiaries to do or cause to be done, all things necessary to (i) preserve and keep in full force and effect its existence in accordance with all Laws and (ii) maintain up-to-date registrations, permits and licences and filings of all corporate, partnership or trust (as relevant) financial and other returns under the laws of all jurisdictions where it owns any assets or carries on its business, and (iii) maintain full corporate, partnership, trust (or other, as applicable) right, power and authority to perform its obligations under each of the Credit Documents to which it is a party and (iv) maintain, full corporate, partnership, trust (or other, as applicable) right, power and authority to own and operate all Assets legally or beneficially owned by it and to carry on its respective businesses and manage and operate its respective businesses or cause its respective businesses to be managed and operated in accordance with prudent industry practice in all respects and in compliance in all respects with the terms and provisions of all applicable Laws, leases, contracts and agreements except in the case of subparagraphs (ii) and (iv) above where the failure to do so has not had, or could not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) **Compliance with Laws, etc.** Comply, and cause each of its Restricted Subsidiaries to comply, with the requirements of all applicable Laws (including all applicable Environmental Laws), non-compliance with which could reasonably be expected to have a Material Adverse Effect.

(e) **Management of Business.** Carry on the Business through the Borrower and its Subsidiaries. Manage, and cause each of its Restricted Subsidiaries to manage, its business in accordance with prudent industry practice in all material respects and in compliance in all material respects with all Material Contracts in effect at such time.

(f) **Access to Information.** Subject to the next following sentence, at the request of the Administrative Agent, provide to the Administrative Agent such information in respect of the Borrower and its Subsidiaries as may be reasonably requested by the Majority Lenders. The Borrower shall not be required to provide the Administrative Agent or the Lenders, as the case may be, with information under this Section 7.01(f) which it is prohibited by contract or Law from so doing or which would require the Borrower to make a securities filing or to issue a press release in order to comply with Canadian, U.S. or United Kingdom securities disclosure rules as a result of such disclosure to the Administrative Agent or the Lenders, as the case may be.

(g) **Permit Inspections.** Permit, and cause each of its Restricted Subsidiaries to permit, the Administrative Agent, by its representatives and agents, after reasonable notice but in any event no more than once per year (other than during the continuance of an Event of Default), to visit or inspect any Assets of the Borrower or such Restricted Subsidiary, including corporate books, computer files and tapes and financial records, to examine and make copies of its books of accounts and other financial records and to discuss its affairs, finances and accounts with, and to be advised as to the same by, their respective senior officers at such reasonable times during

normal business hours as the Administrative Agent may designate but subject always to the confidentiality restrictions set forth in any contract of the Borrower or any Restricted Subsidiary and to the security requirements of applicable Law and of the Borrower or such Restricted Subsidiary and Laws in respect of the protection of privacy in effect from time to time, and in such manner so as not to interfere in any material respect with the conduct of the business of the Borrower or such Restricted Subsidiary.

(h) **Payment of Taxes.** Pay, and cause each of its Restricted Subsidiaries to pay, on or before the date for payment thereof, all taxes, assessments and governmental charges or levies imposed upon the Borrower or such Restricted Subsidiary or upon its Assets, except any such tax, assessment, governmental charge or levy which is being contested in good faith and by appropriate proceedings and as to which appropriate reserves are being maintained in accordance with GAAP.

(i) **Duly Pay and Perform.** Duly and punctually pay, and cause each of its Restricted Subsidiaries to duly and punctually pay, all sums of money due by it under the terms of this Agreement and the Credit Documents at the times and places and in the manner provided for by this Agreement or the Credit Documents and shall duly and punctually perform and observe all other obligations on its part to be performed or observed hereunder or thereunder at the times and in the manner provided for herein or therein.

(j) **Operation and Maintenance of Assets.** Operate, maintain and preserve, and cause each of its Restricted Subsidiaries to operate, maintain and preserve, in good repair, working order and condition (ordinary wear and tear excepted), all its material Assets necessary for the proper conduct of its business, except where the failure to do so could not reasonably be expected to result in a Material Adverse Effect.

(k) **Maintenance of Insurance.** Maintain or cause to be maintained, in respect of the Borrower and each Restricted Subsidiary, insurance at all times with reasonable insurance carriers in such amounts and covering such risks as are usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which such Persons operate (including, without limitation, business interruption insurance, risk property insurance and general liability insurance), such policies to show the Administrative Agent, for and on behalf of the Lenders, as named insured and loss payee thereof under a mortgage clause in form approved by the Insurance Bureau of Canada (or its equivalent in the United Kingdon) and promptly furnish or cause to be furnished evidence thereof to the Administrative Agent and the Lenders upon a request therefor.

(l) **Books and Records.** Keep, and cause each of its Restricted Subsidiaries to keep, proper books of account and records in accordance with sound and consistent accounting practices, covering all of its business and affairs on a current basis.

(m) **Use of Proceeds of Accommodations.** Use the proceeds of Accommodations hereunder for the purposes specified in Section 2.03.

(n) **Security Relative to the Borrower and its Restricted Subsidiaries.** Deliver, and cause each Person that becomes a Secured Restricted Subsidiary of the Borrower after the date hereof to deliver, to the Administrative Agent, in the case of a Person that becomes such a Subsidiary, not later than 30 days after such Person becomes such a Secured Restricted

Subsidiary, security of the nature contemplated by Section 2.12, with respect to such a Secured Restricted Subsidiary, including a guarantee substantially in the form delivered to the Administrative Agent on the Closing Date, together with related corporate documentation and legal opinions in form and substance satisfactory to the Administrative Agent acting reasonably. Within 30 days of the acquisition of any Asset (which is not otherwise the subject of the security granted by the Security Documents), in each case by the Borrower or any Guarantor, deliver or cause to be delivered to the Administrative Agent security of the nature contemplated by Section 2.12 with respect to such Asset and which has not been so previously delivered, together with related corporate documentation and legal opinions in form and substance satisfactory to the Administrative Agent acting reasonably.

(o) **Restricted Subsidiaries.** Ensure that the (i) Adjusted Consolidated EBITDA, (ii) Reserve Adjusted Consolidated EBITDA and (iii) aggregate book value of the Assets of the Borrower and its Restricted Subsidiaries in each case is not less than 85% of the (i) Consolidated EBITDA, (ii) Reserve Adjusted Consolidated Total EBITDA and (iii) aggregate book value of the Assets of the Borrower and its Subsidiaries, respectively, at all times.

(p) **Intellectual Property Rights.** (i) Maintain, and cause each of its Restricted Subsidiaries to maintain, all necessary registrations and applications for registration for any owned Intellectual Property right which is material for its business, in good standing, including paying all fees and making all such filings as may be required from time to time; (ii) notify, and cause each of its Restricted Subsidiaries to notify, the Administrative Agent if it knows of any application or registration relating to any owned trade mark material to its business that has expired or become abandoned, or of any material adverse determination or development (including the institution of, or any such determination or development in, any proceeding in the Canadian trade mark offices or any court or tribunal in any country) regarding its ownership of any material trade-mark right or its right to register the same or to keep and maintain the same; and (iii) report, and cause each of its Restricted Subsidiaries to report, to the Administrative Agent any application for the registration of any trade-mark material to its business with the trade mark office in each jurisdiction in which is carries on business and any application for any patent material to its Business with the patent office in each such jurisdiction, in each case within thirty (30) days after the last day of the Fiscal Quarter in which such application occurs (whether any such application is made by itself or through any agent, employee, licensee or designee).

(q) **DRR Fund.** (i) Deposit on the Closing Date an aggregate amount in cash and Cash Equivalents equal to Cdn. $400,000,000 in the DRR Fund; (ii) promptly deposit such amount of the undistributed Adjusted Consolidated Operating Cash Flow less (to the extent not deducted in calculating Adjusted Consolidated Operating Cash Flow) amounts payable in respect of Adjusted Consolidated Net Interest Expense, Adjusted Consolidated Income Tax Expense, Capital Expenditures, Maintenance Capital Expenditures and additional administrative expenses as may be necessary from time to time to comply with the management guidelines and policies of the Borrower with respect to maintenance of the DRR Fund reserve; and (iii) ensure that funds deposited in the DRR Fund that are invested in instruments that are not denominated in Canada dollars are currency hedged.

(r) **Further Assurances.** At the Borrower's cost and expense, upon request of the Administrative Agent, duly execute and deliver or cause to be duly executed and delivered to the Administrative Agent such further instruments and do and cause to be done such further acts as

may be necessary or proper in the reasonable opinion of the Administrative Agent, acting reasonably, to carry out more effectively the provisions of the Credit Documents.

Section 7.02 Negative Covenants. So long as any amount owing by the Borrower under this Agreement remains unpaid or any Lender has any obligation under this Agreement, unless consent is given by the Lenders in accordance with Section 17.01, the Borrower shall not:

(a) **Encumbrances.** Create, incur, assume or suffer to exist, or permit any Restricted Subsidiary to create, incur, assume or suffer to exist, any Encumbrance on any of its Assets other than Permitted Encumbrances.

(b) **Debt.** Create, incur, assume or suffer to exist, or permit any Restricted Subsidiary to create, incur, assume or suffer to exist, any Debt other than (i) Debt arising under the Credit Documents; (ii) Debt in an aggregate amount not to exceed Cdn. $20,000,000 secured by Purchase Money Mortgages; (iii) Capitalized Lease Obligations in an aggregate amount not to exceed Cdn. $20,000,000; (iv) Subordinated Debt; (v) Debt which ranks *pari passu* with the Debt arising under the Credit Documents and subject to intercreditor agreements substantially in the form of Schedule 7 (and in this regard the Administrative Agent, acting reasonably, on behalf of the Lenders, agrees to enter into intercreditor agreements substantially in the form of Schedule 7 (with such modifications as the Administrative Agent, acting reasonably, deems necessary to protect and preserve the interests of the Lenders) to facilitate the creation of such *pari passu* Debt at the request of the Borrower); (vi) unsecured Debt between the Borrower and any Restricted Subsidiary or between Restricted Subsidiaries; (vii) the UK ACO Notes in an aggregate principal amount outstanding at any time of not more than Cdn. $18,000,000 (or the Equivalent Amount in any other currency); (viii) unsecured Debt owing by LMS and LMUK to AMIT in existence at the date of the closing of the Acquisition and not created in contemplation of the Acquisition in an aggregate principal amount outstanding at any time of not more than Cdn. $40,000,000 (or the Equivalent Amount in any other currency); and (ix) Debt incurred by LMG or any of its Subsidiaries for working capital purposes in an aggregate principal amount of not more than £11,000,000; provided the Borrower shall not, and shall not permit any Restricted Subsidiary to, incur Debt pursuant to clause (iv) or (v) of this Section 7.02(b) unless (i) no Event of Default has occurred and is continuing or would result therefrom, and (ii) after giving pro forma effect to the incurrence of such Debt, the Borrower shall have demonstrated pro forma compliance with the financial covenants set forth in Section 7.03 for the 12-month period immediately following the date of the incurrence of such Debt.

(c) **Mergers, Etc.** Enter into, or permit any Restricted Subsidiary to enter into, any transaction whereby all of its assets would become the property of any other Person (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise) unless: (i) no Material Adverse Effect would result therefrom; (ii) no Event of Default exists at the time of or immediately after such transaction; (iii) in the case of the Borrower, the surviving Person is resident in Canada for purposes of the *Income Tax Act* (Canada), (iv) the surviving Person assumes, by operation of law or amendment hereto, all of the obligations of the Borrower or Restricted Subsidiary, as the case may be, under the Credit Documents to which it is a party, including any covenants therein; and (v) the Administrative Agent has determined, acting reasonably, that the creditworthiness of the surviving Person is not materially weaker than that of the Borrower or such Restricted Subsidiary immediately prior to such reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise.

(d) **Disposal of Assets.** Dispose of, or permit any Restricted Subsidiary to Dispose of, any Assets to any Person other than (provided that no Event of Default has occurred and is continuing or would result therefrom) Dispositions of Assets in any Fiscal Year in an aggregate amount of not more than Cdn. $20,000,000.

(e) **Distributions.** Declare, make or pay, or permit any Restricted Subsidiary to declare, make or pay, any Distribution except (provided that no Event of Default has occurred and is continuing or would result therefrom) (i) Distributions between the Borrower and its Restricted Subsidiaries or between Restricted Subsidiaries of the Borrower; (ii) non-cash Distributions made in accordance with the Investor Liquidity Agreement; and (iii) Distributions in any Distribution Period of Distributable Income for such period.

(f) **Related Party Transactions.** Enter into or, permit any Restricted Subsidiary to enter into, any transaction for the purchase, sale or exchange of any property or the rendering of any services, with any of its Affiliates, or with any Affiliate of any of its partners or shareholders, except a transaction which is upon fair and reasonable terms not less favourable to the Borrower or any such Restricted Subsidiary than would be obtained in a comparable arms-length transaction.

(g) **Capital Expenditures.** Make or commit to make or permit any of its Restricted Subsidiaries to make or commit to make, any Capital Expenditure other than, in respect of any Fiscal Year, Capital Expenditures and Maintenance Capital Expenditures in an aggregate amount of not more than Cdn. $30,000,000.

(h) **Investments.** Without limitation to or duplication of the rights of the Borrower or any Restricted Subsidiary under Section 7.02(i) below, make or own any Investment, or permit any Restricted Subsidiary to make or own any Investment except that, so long as no Default or Event of Default is continuing or would be created thereby, the Borrower and its Restricted Subsidiaries may:

(i) invest in cash or Cash Equivalents;

(ii) make Investments in any Restricted Subsidiary;

(iii) make Investments not otherwise permitted by clause (i) and (ii) inclusive or Section 7.01(i) below, funded from (x) the proceeds of any equity issuance, (y) Debt permitted pursuant to Section 7.02(b)(iv) and (v), or (z) Distributable Income available for Investments pursuant to Section 7.02(e); and

(iv) the Investments specified in Schedule 13, which Investments were in existence at the date of the closing of the Acquisition and were not incurred in contemplation of the Acquisition.

(i) **Acquisitions.** Without limitation to or duplication of the rights of the Borrower or any Restricted Subsidiary under Section 7.01(h) above, make any acquisition or permit any Restricted Subsidiary to make any acquisition of the Equity Interests or Assets of another Person except, so long as no Default or Event of Default is continuing or would be created thereby, the Borrower and its Restricted Subsidiaries may make Permitted Acquisitions from (w) the proceeds of any equity issuance, (x) Debt permitted pursuant to Section 7.02(b)(iv) or (v), (y)

Distributable Income available for Investments pursuant to Section 7.02(e), and (z) drawings under the Acquisition Credit Facility.

(j) **Fiscal Year.** Change its Fiscal Year.

(k) **Speculative Transactions.** Enter into, or permit any Restricted Subsidiary to enter into, in any interest rate, foreign exchange or similar hedging transaction, except solely to hedge risks arising in the ordinary course of business.

(l) **Amendments.** Amend or waive any of its rights under, or permit any of its Restricted Subsidiaries to amend or waive any of its rights, under any Material Contract, in each case in a manner which would materially adversely impact the overall economic benefit to be derived by such Person under such contract, or amend any of its constating documents or by-laws in a manner that would be prejudicial to the interest of any of the Lenders or the Administrative Agent hereunder.

(m) **Change in Business.** Engage or permit any of its Restricted Subsidiaries to engage in any business other than the Business and related or ancillary activities.

(n) **Consensual Limitations.** Create, incur, assume or suffer to exist or permit any of its Restricted Subsidiaries to create, incur, assume or suffer to exist any consensual limitation or restriction on its ability to:

(i) make any payments to the Administrative Agent or the Lenders, or provide the Security to the Administrative Agent, or perform or observe any of its other covenants and agreements under any of the Credit Documents, as and when required thereunder; or

(ii) in the case of any Restricted Subsidiary of the Borrower, make any Distribution to the Borrower or any other Restricted Subsidiary.

(o) **DRR Fund.** Make any Investment, (in either case, other than investments in Cash Equivalents (provided that no more than 25% of the amounts deposited in the DRR Fund at any time shall be invested in commercial paper and no more than 5% of the amounts deposited in the DRR Fund at any time shall be invested in any one corporate issuer)) or acquisition, directly or indirectly, using any cash or Cash Equivalents deposited in the DRR Fund.

Section 7.03 Financial Covenants. So long as any amount owing by the Borrower under this Agreement remains unpaid or any Lender has any obligation under this Agreement, unless consent is given by the Lenders in accordance with Section 17.01, the Borrower shall:

(a) **Leverage Ratio.** Maintain at all times a ratio of Adjusted Consolidated Debt to Reserve Adjusted Consolidated EBITDA, calculated as at the end of each Fiscal Quarter commencing with the Fiscal Quarter ending December 31, 2007, for the four Fiscal Quarters then ended, of not more than (A) except as provided in (B) of this clause (a), 2.75:1, and (B) 3.0:1 in respect of the Fiscal Quarter during which the Borrower or any Restricted Subsidiary shall have completed a Permitted Acquisition in an amount in excess of Cdn. $25,000,000 and for the three Fiscal Quarters ended thereafter.

(b) **Debt Service Ratio.** Maintain at all times a ratio of Adjusted Consolidated Net Debt to Adjusted Consolidated Operating Cash Flow, calculated as at the end of each Fiscal Quarter commencing with the Fiscal Quarter ending December 31, 2007, for the four Fiscal Quarters then ended, of not more than (A) except as provided in (B) of this clause (b), 2.75:1, and (B) 3.0:1 in respect of the Fiscal Quarter during which the Borrower or any Restricted Subsidiary shall have completed a Permitted Acquisition in an amount in excess of Cdn. $25,000,000 and for the three Fiscal Quarters ended thereafter.

(c) **Interest Coverage Ratio.** Maintain at all times a ratio of Reserve Adjusted Consolidated EBITDA to Adjusted Consolidated Net Interest Expense, calculated as at the end of each Fiscal Quarter commencing with the Fiscal Quarter ending December 31, 2007, for the four Fiscal Quarters then ended, of not less than 3.0:1.

ARTICLE 8
EVENTS OF DEFAULT

Section 8.01 Events of Default. If any of the following events (each an "**Event of Default**") occurs and is continuing:

(a) the Borrower fails to pay any principal amount of the Accommodations Outstanding when due and payable;

(b) the Borrower fails to pay any interest, fees or any sum (other than principal) then due and payable for a period of five Business Days after written notice of such failure from the Administrative Agent;

(c) any representation or warranty hereunder or in any other Credit Document shall prove to have been inaccurate in any material respect when made or deemed to be made, and if the circumstances giving rise to such inaccurate representation or warranty are capable of rectification (such that, thereafter, the representation or warranty would be correct), the representation or warranty remains uncorrected for a period of 30 days after written notice from the Administrative Agent, and if such representation or warranty is incapable of rectification, such inaccuracy could materially and adversely affect the rights of the Lenders under the Credit Documents;

(d) the Borrower or any Restricted Subsidiary fails to comply with any of the covenants contained in Section 7.02;

(e) the Borrower or any Restricted Subsidiary fails to comply with any of the covenants contained in Section 7.03;

(f) Aeroplan Income Fund fails to comply with the covenants contained in Section 3.2 of the collateral covenant agreement described in Section 2.12(1)(vi);

(g) Holdings Trust fails to comply with the covenants contained in Section 5.2 of its Guarantee;

(h) the Borrower, any Guarantor or Aeroplan Income Fund fails to comply in any material respect with any other obligation or covenant contained in any Credit Document (and

not otherwise included in clauses (d) through (g) above) to which it is a party and, where such failure is capable of being cured, such failure remains unremedied for a period of 30 days after written notice from the Administrative Agent;

(i) (i) the Borrower or any Restricted Subsidiary fails to pay the principal of any of its Debt which is outstanding in an aggregate principal amount exceeding Cdn. $25,000,000 (or the Equivalent Amount in any other currency) when such amount becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure continues after the applicable grace period, if any, specified in the agreement or instrument relating to such Debt without waiver of such failure by the holder of such Debt on or before the expiration of such period; (ii) any other event occurs or condition exists (including a failure to pay the premium or interest on such Debt) and continues after the applicable grace period, if any, specified in any agreement or instrument relating to any Debt which is outstanding in an aggregate principal amount exceeding Cdn. $25,000,000 (or the Equivalent Amount in any other currency) without waiver of such failure by the holder of such Debt on or before the expiration of such period, if the effect of such event is to accelerate, or permit the acceleration of, such Debt; or (iii) any Debt which is outstanding in an aggregate principal amount exceeding Cdn. $25,000,000 (or the Equivalent Amount in any other currency) shall be declared to be, or otherwise becomes, due and payable prior to its stated maturity by reason of default of the Borrower or any Restricted Subsidiary;

(j) any final judgment or order (subject to no further right of appeal) for the payment of money aggregating in excess of Cdn. $25,000,000 (or the Equivalent Amount in any other currency) shall be rendered against the Borrower or any Restricted Subsidiary which the Borrower or any Restricted Subsidiary fails to pay (provided that it shall not be an Event of Default under this clause (j) if the judgment or order entered against the Borrower or Restricted Subsidiary, as applicable, was in a jurisdiction where no material Assets of the Borrower or applicable Restricted Subsidiary are located and are the result of frivolous or vexatious proceedings);

(k) the Borrower, any Guarantor or Aeroplan Income Fund shall (i) become insolvent or generally unable to pay its debts as they become due; (ii) admit in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors; (iii) institute or has instituted against it any proceeding seeking (x) to adjudicate it a bankrupt or insolvent, (y) liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any Law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving or affecting its creditors, or (z) the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any material portion of its Assets, and in the case of any such proceeding or order instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of 60 days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its Assets) occurs; or (iv) take any corporate action to authorize any of the above actions (provided that it shall not be an Event of Default under this clause (k) if the proceedings are instituted against the Borrower, any Guarantor or Aeroplan Income Fund in a jurisdiction other than Canada, the United States or the United Kingdom or any political subdivision thereof, whether state, provincial, territorial or local, where no substantial material Assets of such Person are located

and are the result of frivolous or vexatious proceedings and such Person in good faith by appropriate proceedings contests such proceedings);

(l) (i) it becomes unlawful for the Borrower, any Guarantor or Aeroplan Income Fund to comply with its material obligations under the Credit Documents to which it is a party or any of those obligations are not or cease to be legal, valid and binding, in each case, other than as a result of any action or step taken or not taken by the Administrative Agent or the Lenders unless the Borrower, such Guarantor or Aeroplan Income Fund continues to comply with such obligations as if legal, valid and binding; or (ii) the validity of any Credit Document or the applicability thereof to the Accommodations or any other obligations purported to be guaranteed or secured thereby or any part thereof, shall be disaffirmed by or on behalf of the Borrower, any Guarantor or Aeroplan Income Fund or any other party thereto (other than the Administrative Agent or any Lender);

(m) the occurrence of a Change of Control;

(n) there has occurred an event or development which has or could reasonably be expected to have a Material Adverse Effect;

(o) the units of Aeroplan Income Fund shall cease to be listed on the Toronto Stock Exchange, or the units of Aeroplan Income Fund shall be suspended from trading for a period in excess of 10 consecutive trading days;

(p) (i) the Borrower or any Restricted Subsidiary fails to perform or observe any material term, covenant or agreement in any Material Contract on its part to be performed or observed; (ii) the occurrence of an event of default by the Borrower or a Restricted Subsidiary under any Material Contract; or (iii) any Material Contract is terminated, revoked or permitted to lapse (other than at its stated maturity) and which, in any case for (i) through (iii) above, has or could reasonably be expected to have a Material Adverse Effect; or

(q) any Impermissible Qualification of the audited financial statements (including the notes thereto) of the Borrower or the audit report or opinion issued in connection therewith and which is related to the Borrower, the Restricted Subsidiaries and/or the Business;

then the obligation of the Lenders to make further Accommodations shall immediately terminate and the Administrative Agent may at its option, and shall at the request of the Majority Lenders, declare the Accommodations Outstanding, all accrued interest and Fees and all other amounts payable under this Agreement to be immediately due and payable, without presentment, demand, protest or further notice of any kind, all of which are expressly waived by the Borrower. Any notice to be given under this Section 8.01, if given by facsimile, shall also be sent by prepaid courier to the recipient thereof, provided that the delivery or non-delivery of such notice by prepaid courier shall not affect the validity of such notification by facsimile.

Section 8.02 Remedies Upon Default. (1) Upon a declaration that the Accommodations Outstanding are immediately due and payable pursuant to Section 8.01, the Administrative Agent shall at the request of, or may with the consent of, the Majority Lenders, commence such legal action or proceedings as the Majority Lenders, in their sole discretion, deem expedient, including, the commencement of enforcement proceedings under the Credit Documents all without any additional notice, presentation, demand, protest, notice of dishonour,

entering into of possession of any property or assets, or any other action or notice, all of which are expressly waived by the Borrower.

(2) The rights and remedies of the Administrative Agent and the Lenders under the Credit Documents are cumulative and are in addition to, and not in substitution for, any other rights or remedies. Nothing contained in the Credit Documents with respect to the indebtedness or liability of the Borrower to the Administrative Agent and the Lenders, nor any act or omission of the Administrative Agent or the Lenders with respect to the Credit Documents shall in any way prejudice or affect the rights, remedies and powers of the Administrative Agent and the Lenders under the Credit Documents.

ARTICLE 9
YIELD PROTECTION

Section 9.01 Increased Costs.

(a) **Increased Costs Generally.** If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(ii) subject any Lender to any Tax of any kind whatsoever with respect to this Agreement or any Accommodations made by it, or change the basis of taxation of payments to such Lender in respect thereof, except for (x) Indemnified Taxes or Other Taxes covered by Section 9.02 and (y) the imposition, or any change in the rate, of any Excluded Tax payable by such Lender; or

(iii) impose on any Lender or any applicable interbank market any other condition, cost or expense affecting this Agreement or Accommodations made by such Lender;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Accommodation (or of maintaining its obligation to make any such Accommodation), or to increase the cost to such Lender, or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or any other amount), then upon request of such Lender and subject to the Lender providing the certificate referred to in paragraph (c), the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

(b) **Capital Requirements.** If any Lender determines that any Change in Law affecting such Lender or any lending office of such Lender or such Lender's holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on such Lender's capital or on the capital of such Lender's holding company, if any, as a consequence of this Agreement, its Lender's Credit Commitment or the Accommodations made by such Lender, to a level below that which such Lender or its holding company could have achieved but for such Change in Law (taking into consideration such Lender's policies and the policies of its holding company with respect to capital adequacy), then from time to time and subject to the Lender providing the certificate referred to in paragraph (c), the Borrower will pay

to such Lender such additional amount or amounts as will compensate such Lender or its holding company for any such reduction suffered.

(c) **Certificates for Reimbursement**. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section (**"Additional Compensation"**), including a description of the event by reason of which it believes it is entitled to such compensation, and supplying reasonable supporting evidence (including, in the event of a Change of Law, a photocopy of the Law evidencing such change) and reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof. In the event the Lender subsequently recovers all or part of the Additional Compensation paid by the Borrower, it shall promptly repay an equal amount to the Borrower. The obligation to pay such Additional Compensation for subsequent periods will continue until the earlier of termination of the Accommodation or the Commitment affected by the Change in Law, change in capital requirement or the lapse or cessation of the Change in Law giving rise to the initial Additional Compensation. A Lender shall make reasonable efforts to limit the incidence of any such Additional Compensation and seek recovery for the account of the Borrower upon the Borrower's request at the Borrower's expense, provided such Lender in its reasonable determination suffers no appreciable economic, legal, regulatory or other disadvantage. Notwithstanding the foregoing provisions, a Lender shall only be entitled to rely upon the provisions of this Section 9.01 if and for so long as it is not treating the Borrower in any materially different or in any less favourable manner than is applicable to any other customers of any relevant Lender, where such other customers are bound by similar provisions to the foregoing provisions of this Section 9.01.

(d) **Delay in Requests**. Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender's right to demand such compensation, except that the Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender's intention to claim compensation therefor, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the nine-month period referred to above shall be extended to include the period of retroactive effect thereof.

Section 9.02 Taxes.

(a) **Payments Subject to Taxes**. If the Borrower, the Administrative Agent or any Lender is required by Law to deduct or pay any Indemnified Taxes (including any Other Taxes) in respect of any payment by or on account of any obligation of the Borrower hereunder or under any other Credit Document, then (i) the sum payable shall be increased by the Borrower when payable as necessary so that after making or allowing for all required deductions and payments (including deductions and payments applicable to additional sums payable under this Section) the Administrative Agent or Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions or payments been required, (ii) the Borrower shall make any such deductions required to be made by it under Law and (iii) the Borrower shall timely pay the full amount required to be deducted to the relevant Governmental Authority in accordance with Law.

(b) **Payment of Other Taxes by the Borrower.** Without limiting the provisions of paragraph (a) above, the Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Law.

(c) **Indemnification by the Borrower.** The Borrower shall indemnify the Administrative Agent and each Lender, within 15 days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Administrative Agent or such Lender and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error. In the event the Lender subsequently recovers all or part of the payment made under this Section paid by the Borrower, it shall promptly repay an equal amount to the Borrower. A Lender shall make reasonable efforts to limit the incidence of any payments under this Section and seek recovery for the account of the Borrower upon the Borrower's request at the Borrower's expense, provided such Lender in its reasonable determination suffers no appreciable economic, legal, regulatory or other disadvantage.

(d) **Evidence of Payments.** As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the Borrower to a Governmental Authority, the Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e) **Status of Lenders.** Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which the Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to payments hereunder or under any other Credit Document shall, at the request of the Borrower, deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by Law or reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by Law as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, (a) any Lender, if requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to withholding or information reporting requirements, and (b) any Lender that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the Income Tax Act (Canada) or any successor provision thereto shall within five days thereof notify the Borrower and the Administrative Agent in writing.

Section 9.03 Mitigation Obligations: Replacement of Lenders.

(a) **Designation of a Different Lending Office.** If any Lender requests compensation under Section 9.01, or requires the Borrower to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 9.02, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Accommodations hereunder or to assign its rights and obligations hereunder to another of its

offices, branches or affiliates, if, in the judgment of such Lender (with the prior consent of the Borrower), such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 9.01 or 9.02, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable out-of-pocket costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) **Replacement of Lenders.** If any Lender requests compensation under Section 9.01, if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 9.02, if any Lender's obligations are suspended pursuant to Section 9.04 or if any Lender defaults in its obligation to fund Accommodations hereunder, then the Borrower may either, at its sole expense and effort, upon 10 days' notice to such Lender and the Administrative Agent: (i) repay all outstanding amounts due to such affected Lenders (or such portion which has not been acquired pursuant to clause (ii) below) and thereupon such Lender's Credit Commitment of the affected Lenders shall be permanently cancelled and the aggregate Lender's Credit Commitment shall be permanently reduced by the same amount and the Commitment of each of the other Lenders shall remain the same; or (ii) require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 16), all of its interests, rights and obligations under this Agreement and the related Credit Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(i) the Borrower pays the Administrative Agent the assignment fee specified in Section 16.01(b)(vi);

(ii) the assigning Lender receives payment of an amount equal to the outstanding principal of its Accommodations Outstanding, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Credit Documents (including any breakage costs and amounts required to be paid under this Agreement as a result of prepayment to a Lender) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(iii) in the case of any such assignment resulting from a claim for compensation under Section 9.01 or payments required to be made pursuant to Section 9.02, such assignment will result in a reduction in such compensation or payments thereafter; and

(iv) such assignment does not conflict with Law.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

Section 9.04 Illegality. If any Lender determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable lending office to make or maintain any Accommodations, or to determine or charge interest rates based upon any particular rate, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, any obligation of such Lender with respect to the activity that is unlawful shall be suspended until such Lender notifies the Administrative Agent

and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if conversion would avoid the activity that is unlawful, convert any Accommodations. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted. Each Lender agrees to designate a different Lending Office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

ARTICLE 10
RIGHT OF SETOFF

Section 10.01 Right of Setoff. If an Event of Default has occurred and is continuing, each of the Lenders and each of their respective Affiliates is hereby authorized at any time and from time to time to set off (compensate) and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of the Borrower against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Credit Document to such Lender, irrespective of whether or not such Lender has made any demand under this Agreement or any other Credit Document and although such obligations of the Borrower may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of each of the Lenders and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff (compensation), consolidation of accounts and bankers' lien) that the Lenders or their respective Affiliates may have. Each Lender agrees to promptly notify the Borrower and the Administrative Agent after any such setoff (compensation) and application, but the failure to give such notice shall not affect the validity of such setoff (compensation) and application. If any Affiliate of a Lender exercises any rights under this Section 10.01, it shall share the benefit received in accordance with Section 11.01 as if the benefit had been received by the Lender of which it is an Affiliate.

ARTICLE 11
SHARING OF PAYMENTS BY LENDERS

Section 11.01 Sharing of Payments by Lenders. If any Lender, by exercising any right of setoff or counterclaim or otherwise, obtains any payment or other reduction that might result in such Lender receiving payment or other reduction of a proportion of the aggregate amount of its Accommodations and accrued interest thereon or other obligations hereunder greater than its *pro rata* share thereof as provided herein, then the Lender receiving such payment or other reduction shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Accommodations Outstanding and such other obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the aggregate amount of principal of and accrued interest on their respective Accommodations Outstanding and other amounts owing them, provided that

(a) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest;

(b) the provisions of this Section shall not be construed to apply to (x) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Accommodations to any assignee or participant, other than to the Borrower or any Affiliate of the Borrower (as to which the provisions of this Section shall apply);

(c) the provisions of this Section shall not be construed to apply to (w) any payment made while no Event of Default has occurred and is continuing in respect of obligations of the Borrower to such Lender that do not arise under or in connection with the Credit Documents, (x) any payment made in respect of an obligation that is secured by a Permitted Encumbrance or that is otherwise entitled to priority over the Borrower's obligations under or in connection with the Credit Documents, (y) any reduction arising from an amount owing to the Borrower upon the termination of derivatives entered into between the Borrower and such Lender, or (z) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender.

The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of setoff and counterclaim and similar rights of Lenders with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

ARTICLE 12
ADMINISTRATIVE AGENT'S CLAWBACK

Section 12.01 Administrative Agent's Clawback.

(a) **Funding by Lenders; Presumption by Administrative Agent.** Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any advance of funds that such Lender will not make available to the Administrative Agent such Lender's share of such advance, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with the provisions of this Agreement concerning funding by Lenders and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable advance available to the Administrative Agent, then the applicable Lender shall pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at a rate determined by the Administrative Agent in accordance with prevailing banking industry practice on interbank compensation. If such Lender pays such amount to the Administrative Agent, then such amount (exclusive of any amount of interest so paid to the Administrative Agent) shall constitute such Lender's Accommodation included in such advance. If the Lender does not do so forthwith, the Borrower shall pay to the Administrative Agent forthwith on written demand such corresponding amount with interest thereon at the interest rate applicable to the advance in question. Any

payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that has failed to make such payment to the Administrative Agent.

(b) **Payments by Borrower; Presumptions by Administrative Agent.** Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of any Lender hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute the amount due to the Lenders. In such event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at a rate determined by the Administrative Agent in accordance with prevailing banking industry practice on interbank compensation.

ARTICLE 13
AGENCY

Section 13.01 Appointment and Authority.

(a) Each of the Lenders hereby irrevocably appoints the Person identified elsewhere in this Agreement as the Administrative Agent to act on its behalf as the Administrative Agent hereunder and under the other Credit Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto (including, without limitation, (i) entering the account control agreements set forth in Section 2.12(1)(iv) and (ii) entering into intercreditor agreements substantially in the form of Schedule 7 (with such modifications as the Administrative Agent, acting reasonably, deems necessary to protect and preserve the interests of the Lenders) pursuant to Section 7.02(b)(vi)). The provisions of this Article are solely for the benefit of the Administrative Agent and the Lenders, and the Borrower shall not have rights as a third party beneficiary of any of such provisions.

Section 13.02 Rights as a Lender. The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrower or any Affiliate thereof as if such Person were not the Administrative Agent and without any duty to account to the Lenders.

Section 13.03 Exculpatory Provisions.

(1) The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Credit Documents. Without limiting the generality of the foregoing, the Administrative Agent:

(a) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Credit Documents that the Administrative Agent is required to exercise as directed in writing by the Majority Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Credit Documents), but the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Credit Document or Law; and

(c) shall not, except as expressly set forth herein and in the other Credit Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the person serving as the Administrative Agent or any of its Affiliates in any capacity.

(2) The Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Majority Lenders (or such other number or percentage of the Lenders as is necessary, or as the Administrative Agent believes in good faith is necessary, under the provisions of this Agreement or any other Credit Document) or (ii) in the absence of its own gross negligence or wilful misconduct. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing the Default is given to the Administrative Agent by the Borrower or a Lender.

(3) Except as otherwise expressly specified in this Agreement, the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Credit Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Credit Document or any other agreement, instrument or document or (v) the satisfaction of any condition specified in this Agreement, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

Section 13.04 Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of an Accommodation that by its terms must be fulfilled to the satisfaction of a Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender unless the Administrative Agent shall have received notice to the contrary from such Lender prior to the making of such Accommodation. The Administrative Agent may consult with legal counsel, independent accountants and other experts selected by it, and shall not be liable for any action

taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

Section 13.05 Indemnification of Administrative Agent. Each Lender agrees to indemnify the Administrative Agent and hold it harmless (to the extent not reimbursed by the Borrower), rateably according to its Applicable Percentage (and not jointly or jointly and severally) from and against any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel, which may be incurred by or asserted against the Administrative Agent in any way relating to or arising out of the Credit Documents or the transactions therein contemplated. However, no Lender shall be liable for any portion of such losses, claims, damages, liabilities and related expenses resulting from the Administrative Agent's gross negligence or wilful misconduct.

Section 13.06 Delegation of Duties. The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Credit Document by or through any one or more sub-agents appointed by the Administrative Agent from among the Lenders (including the Person serving as Administrative Agent) and their respective Affiliates. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The provisions of this Article and other provisions of this Agreement for the benefit of the Administrative Agent shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

Section 13.07 Replacement of Administrative Agent.

(1) The Administrative Agent may at any time give 30 days' prior notice of its resignation to the Lenders and the Borrower. Upon receipt of any such notice of resignation, the Majority Lenders shall have the right, with the prior consent of the Borrower, to appoint a successor, which shall be a Lender having a Commitment and having an office in Toronto, Ontario or an Affiliate of any such Lender with an office in Montreal, Quebec, or Toronto, Ontario. The Administrative Agent may also be removed at any time by the Majority Lenders upon 30 days' prior notice to the Administrative Agent and the Borrower as long as the Majority Lenders, with the prior consent of the Borrower, appoint and obtain the acceptance of a successor within such 30 days, which shall be a Lender having an office in Toronto, or an Affiliate of any such Lender with an office in Toronto.

(2) If no such successor shall have been so appointed by the Majority Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may on behalf of the Lenders, appoint a successor Administrative Agent meeting the qualifications specified in Section 13.07(1), provided that if the Administrative Agent shall notify the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (1) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Credit Documents (except that in the case of any collateral security held by the Administrative Agent on behalf of the Lenders under any of the Credit Documents, the retiring Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative

Agent is appointed) and (2) all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender directly, until such time as the Majority Lenders appoint a successor Administrative Agent as provided for above in the preceding paragraph.

(3) Upon a successor's appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the former Administrative Agent, and the former Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Credit Documents (if not already discharged therefrom as provided in the preceding paragraph). The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the termination of the service of the former Administrative Agent, the provisions of this Article 13 and of Article 15 shall continue in effect for the benefit of such former Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the former Administrative Agent was acting as Administrative Agent.

Section 13.08 Non-Reliance on Administrative Agent and Other Lenders. Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Credit Document or any related agreement or any document furnished hereunder or thereunder.

Section 13.09 Collective Action of the Lenders. Each of the Lenders hereby acknowledges that to the extent permitted by Law, any collateral security and the remedies provided under the Credit Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under any collateral security are to be exercised not severally, but by the Administrative Agent upon the decision of the Majority Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Credit Documents). Accordingly, notwithstanding any of the provisions contained herein or in any collateral security, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder including any declaration of default hereunder or thereunder but that any such action shall be taken only by the Administrative Agent with the prior written agreement of the Majority Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Credit Documents). Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given, it shall co-operate fully with the Administrative Agent to the extent requested by the Administrative Agent. Notwithstanding the foregoing, in the absence of instructions from the Lenders and where in the sole opinion of the Administrative Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Administrative Agent may without notice to or consent of the Lenders

take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

Section 13.10 No Other Duties, etc. Anything herein to the contrary notwithstanding, none of the Bookrunners, Arrangers or holders of similar titles, if any, specified in this Agreement shall have any powers, duties or responsibilities under this Agreement or any of the other Credit Documents, except in its capacity, as applicable, as the Administrative Agent or a Lender hereunder.

Section 13.11 Appointment as Fondé de Pouvoir. For the purposes of holding any security granted by the Borrower, the General Partner or any Secured Restricted Subsidiary pursuant to the laws of the Province of Quebec to secure payment of any debenture issued by the Borrower, the General Partner or any Secured Restricted Subsidiary, the Administrative Agent is hereby appointed to act as the person holding the power of attorney (fondé de pouvoir) pursuant to Article 2692 of the *Civil Code of Quebec* to act on behalf of each of the debentureholders, initially namely Royal Bank of Canada in its capacity as Administrative Agent for the Lenders. Each Person who is or becomes a Lender and each assignee holder of any debenture issued by the Borrower, the General Partner or any Secured Restricted Subsidiary shall be deemed to ratify on its behalf and on behalf of any Affiliate of such Lender who becomes a Hedge Lender, the power of attorney (fondé de pouvoir) granted to the Administrative Agent hereunder by its execution of an Assignment and Assumption Agreement. The Administrative Agent agrees to act in such capacity. Each party hereto agrees that, notwithstanding Section 32 of *An Act respecting the special powers of legal persons* (Quebec), the Administrative Agent shall also be entitled to act as a debentureholder and to acquire and/or be the pledgee of any debentures or other titles of indebtedness to be issued under any deed of hypothec executed by or on behalf of the Borrower or any Secured Restricted Subsidiary. The appointment of the Administrative Agent as fondé de pouvoir under any deed of hypothec executed prior to the date hereof is hereby ratified and confirmed.

ARTICLE 14
NOTICES: EFFECTIVENESS; ELECTRONIC COMMUNICATION

Section 14.01 Notices, etc.

(a) **Notices Generally**. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier to the addresses or telecopier numbers specified on the applicable signature page to this Agreement or in the assignment and assumption agreement executed and delivered pursuant to Article 16 pursuant to which any Person becomes a party hereto.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given on a Business Day between 9:00 a.m. and 5:00 p.m. local time where the recipient is located, shall be deemed to have been given at 9:00 a.m. on the next Business Day for the recipient). Notices delivered through electronic communications to the extent provided in paragraph (b) below, shall be effective as provided in said paragraph (b).

(b) **Electronic Communications.** Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender if such Lender has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c) **Change of Address, Etc.** Any party hereto may change its address or telecopier number for notices and other communications hereunder by notice to the other parties hereto.

ARTICLE 15
EXPENSES; INDEMNITY: DAMAGE WAIVER

Section 15.01 Expenses; Indemnity: Damage Waiver.

(a) **Costs and Expenses.** The Borrower shall pay (i) all reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent, in connection with the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Credit Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), and (ii) all reasonable out-of-pocket expenses incurred by the Administrative Agent or any Lender including the reasonable fees, charges and disbursements of counsel, in connection with the enforcement of its rights in connection with this Agreement and the other Credit Documents, including its rights under this Section, or in connection with the Accommodations issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Accommodations.

(b) **Indemnification by the Borrower.** The Borrower shall indemnify the Administrative Agent (and any sub-agent thereof), each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an "**Indemnitee**") against, and hold each Indemnitee harmless from, any and all Claims suffered or incurred by any Indemnitee or asserted against any Indemnitee by any third party or by the Borrower arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Credit Document or

any agreement or instrument contemplated hereby or thereby, the performance or non-performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation or non-consummation of the transactions contemplated hereby or thereby, (ii) any Accommodation or the use or proposed use of the proceeds therefrom, (iii) any actual or alleged presence or Release of any Hazardous Substance on or from any property owned or operated by the Borrower or its Subsidiaries, any breach of Environmental Law by the Borrower or any environmental liability related in any way to the Borrower, or (iv) any actual or prospective Claim relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower and regardless of whether any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such Claims (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence, criminal acts or omissions or wilful misconduct of such Indemnitee or (y) result from a claim brought by the Borrower against an Indemnitee for breach in bad faith of such Indemnitee's obligations hereunder or under any other Credit Document, if the Borrower has obtained a final and nonappealable judgment in its favour on such claim as determined by a court of competent jurisdiction, nor shall it be available in respect of matters specifically addressed in Sections 9.01, 9.02 and 15.01(a) or (z) are ordinary administrative expenses incurred by the Indemnitee in the ordinary course of business.

(c) **Reimbursement by Lenders.** To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under paragraph (a) or (b) of this Section to be paid by it to the Administrative Agent (or any sub-agent thereof) or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent) or such Related Party, as the case may be, such Lender's Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent) in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent) in connection with such capacity. The obligations of the Lenders under this paragraph (c) are subject to the other provisions of this Agreement concerning several liability of the Lenders.

(d) **Waiver of Consequential Damages, Etc.** To the fullest extent permitted by Law, the Borrower shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of, this Agreement, any other Credit Document or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, any Accommodation or the use of the proceeds thereof. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Credit Documents or the transactions contemplated hereby or thereby, provided such information or materials are distributed by such Indemnitee in accordance with the terms of Section 14.01.

(e) **Payments.** All amounts due under this Section shall be payable promptly after demand therefor. A certificate of the Administrative Agent or a Lender setting forth the amount

or amounts owing to the Administrative Agent, Lender or a sub-agent or Related Party, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error.

ARTICLE 16
SUCCESSORS AND ASSIGNS

Section 16.01 Successors and Assigns.

(a) **Successors and Assigns Generally.** The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and all Lenders and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of paragraph (b) of this Section, (ii) by way of participation in accordance with the provisions of paragraph (d) of this Section, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of paragraph (f) of this Section (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in paragraph (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) **Assignments by Lenders.** Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Lender's Credit Commitment and the Accommodations Outstanding at the time owing to it); provided that:

(i) except if an Event of Default has occurred and is continuing or in the case of an assignment of the entire remaining amount of the assigning Lender's Credit Commitment and the Accommodations Outstanding at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund with respect to a Lender, the aggregate amount of the Commitment being assigned (which for this purpose includes Accommodations Outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Accommodations Outstanding of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if "Trade Date" is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than Cdn. $5,000,000, unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower otherwise consent to a lower amount (each such consent not to be unreasonably withheld or delayed);

(ii) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement with respect to the Accommodations Outstanding or the Lender's Credit Commitment

assigned, except that this clause (ii) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate credits on a non-pro rata basis;

(iii) any assignment must be approved by the Administrative Agent (such approval not to be unreasonably withheld or delayed) unless:

(x) the proposed assignee is itself already a Lender, an Affiliate of a Lender or an Approved Fund with respect to a Lender,

(y) an Event of Default has occurred and is continuing; or

(z) the proposed assignee is a bank whose senior, unsecured, non-credit enhanced, long term debt is rated at least A3, A- or A low by at least two of Moodys, S&P and DBRS, respectively;

(iv) any assignment must be approved by the Borrower (such approval not to be unreasonably withheld or delayed) unless:

(x) an Event of Default has occurred and is continuing; or

(y) the proposed assignee is an Affiliate of a Lender and is a resident of Canada for the purposes of the *Income Tax Act* (Canada) or otherwise not liable to Tax under Part XIII of the *Income Tax Act* (Canada); and

(v) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee in the following sentence and the Eligible Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire. Each assignment shall be made upon payment by the assignor to the Administrative Agent of a processing fee of Cdn. $3,500 (provided, in each case, that no such fee shall be payable in respect of any assignment (i) to any Affiliate of such Lender; or (ii) by the Administrative Agent or any of its Affiliates), provided that, in the case of contemporaneous assignments by a Lender to more than one fund managed by the same investment advisor or an Affiliate of such investment advisor (which funds are not then Lenders hereunder), only a single such fee shall be payable for all such contemporaneous assignments.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to paragraph (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement and the other Credit Documents, including any collateral security, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Article 9 and Article 15, and shall

continue to be liable for any breach of this Agreement by such Lender, with respect to facts and circumstances occurring prior to the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (d) of this Section. Any payment by an assignee to an assigning Lender in connection with an assignment or transfer shall not be or be deemed to be a repayment by the Borrower or a new Accommodation to the Borrower.

(c) **Register.** The Administrative Agent shall maintain at one of its offices in Toronto, Ontario a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Lender's Credit Commitments of, and principal amounts of the Accommodations Outstanding owing to, each Lender pursuant to the terms hereof from time to time (the "**Register**"). The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(d) **Participations.** Any Lender may at any time sell participations to any Person (other than a natural person, the Borrower or any Affiliate of the Borrower) (each, a "**Participant**") in all or a portion of such Lender's rights and/or obligations under this Agreement (including all or a portion of its Lender's Credit Commitment and/or the Accommodations Outstanding owing to it); provided that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and (iii) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any payment by a Participant to a Lender in connection with a sale of a participation shall not be or be deemed to be a repayment by the Borrower or a new Accommodation to the Borrower.

Subject to paragraph (e) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Article 9 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section, provided such Participants agree to be subject to Article 9 as though they were Lenders. To the extent permitted by Law, each Participant also shall be entitled to the benefits of Section 10.01 as though it were a Lender, provided such Participant agrees to be subject to Article 11 as though it were a Lender.

(e) **Limitations upon Participant Rights.** A Participant shall not be entitled to receive any greater payment under Section 9.01 and 9.02 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower's prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 9.02.

(f) **Certain Pledges.** Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such

Lender, but no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

ARTICLE 17
AMENDMENTS AND WAIVERS

Section 17.01 Amendments and Waivers.

(a) Subject to subsections (b) and (c), no amendment or waiver of any provision of any of the Credit Documents, nor consent to any departure by the Borrower or any other Person from such provisions, shall be effective unless in writing (which writing shall have been delivered to all Lenders by the Borrower or the Administrative Agent prior to the approval thereof by the Majority Lenders) and approved by the Majority Lenders. Any amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which it was given.

(b) Only written amendments, waivers or consents signed by all the Lenders (or only the affected Lender, in the case of clauses (i) and (iii)) shall (i) increase a Lender's Credit Commitment or subject any Lender to any additional obligation; (ii) reduce the principal or amount of, or interest on, directly or indirectly, any Accommodation Outstanding or any Fees; (iii) postpone any date fixed for any payment of principal of, or interest on, any Accommodation Outstanding or any Fees; (iv) change the percentage of the Commitments or the number or percentage of Lenders required for the Lenders, or any of them, or the Administrative Agent to take any action; (v) permit any termination of any of the guarantees required hereunder or the Security or release any of the guarantees or the Collateral subject to the Security not otherwise permitted to be released hereunder; (vi) change the definition of Majority Lenders; (vii) amend Section 2.10 or 2.12; or (viii) amend this Section 17.01(b).

(c) Only written amendments, waivers or consents signed by the Administrative Agent, in addition to the Majority Lenders, shall affect the rights or duties of the Administrative Agent under the Credit Documents.

Section 17.02 Judgment Currency.

(a) If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due to a Lender in any currency (the "**Original Currency**") into another currency (the "**Other Currency**"), the parties agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, such Lender could purchase the Original Currency with the Other Currency on the Business Day preceding the day on which final judgment is given or, if permitted by Law, on the day on which the judgment is paid or satisfied.

(b) The obligations of the Borrower in respect of any sum due in the Original Currency from it to any Lender under any of the Credit Documents shall, notwithstanding any judgment in any Other Currency, be discharged only to the extent that on the Business Day following receipt by the Lender of any sum adjudged to be so due in the Other Currency, the Lender may, in accordance with normal banking procedures, purchase the Original Currency with such Other Currency. If the amount of the Original Currency so purchased is less than the sum originally due to the Lender in the Original Currency, the Borrower agrees, as a separate

obligation and notwithstanding the judgment, to indemnify the Lender, against any loss, and, if the amount of the Original Currency so purchased exceeds the sum originally due to the Lender in the Original Currency, the Lender shall remit such excess to the Borrower.

ARTICLE 18
GOVERNING LAW; JURISDICTION; ETC.

Section 18.01 Governing Law; Jurisdiction; Etc.

(a) **Governing Law.** This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Québec and the laws of Canada applicable in that Province.

(b) **Submission to Jurisdiction.** The Borrower irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the courts of the Province of Québec, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Credit Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. Each of the parties hereto agrees that a final, non-appealable judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or in any other Credit Document shall affect any right that the Administrative Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Credit Document against the Borrower or its properties in the courts of any jurisdiction.

(c) **Waiver of Venue.** The Borrower irrevocably and unconditionally waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Credit Document in any court of the Province of Québec of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Law, the defence of an inconvenient forum to the maintenance of such action or proceeding in any such court.

ARTICLE 19
WAIVER OF JURY TRIAL

Section 19.01 Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS

AGREEMENT AND THE OTHER CREDIT DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

ARTICLE 20
COUNTERPARTS; INTEGRATION; EFFECTIVENESS; ELECTRONIC EXECUTION

Section 20.01 Counterparts; Integration; Effectiveness; Electronic Execution

(a) **Counterparts; Integration; Effectiveness.** This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement shall become effective when it has been executed by the Administrative Agent and when the Administrative Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

(b) **Electronic Execution of Assignments**. The words "execution," "signed," "signature," and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

ARTICLE 21
TREATMENT OF CERTAIN INFORMATION: CONFIDENTIALITY

Section 21.01 Treatment of Certain Information: Confidentiality.

(1) Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to it, its Affiliates and its and its Affiliates' respective partners, directors, officers, employees, agents, advisors and representatives (to the extent necessary to administer or enforce this Agreement and the other Credit Documents) (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and will be bound and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority having jurisdiction over it (including any self-regulatory authority), (c) to the extent required by Law or other legal process, (d) to any other party hereto, (e) to the extent reasonable, in connection with the exercise of any remedies hereunder or under any other Credit Document or any action or proceeding relating to this Agreement or any other Credit Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap, derivative, credit-linked note or similar transaction relating to the Borrower and its obligations, (g) with the consent of the Borrower or (h) to the extent such Information (x) becomes publicly available

other than as a result of a breach of this Section or (y) becomes available to the Administrative Agent or any Lender on a non-confidential basis from a source other than the Borrower and provided such source has not, to the knowledge of the Administrative Agent or such Lender, breached a duty of confidentiality owed to the Borrower the Administrative Agent or the Lenders. If the Administrative Agent or any Lender is requested or required to disclose any Information pursuant to or as required by Laws or by an subpoena or similar legal process, the Administrative Agent or such Lender, as applicable, shall use its reasonable commercial efforts to provide the Borrower with notice of such requests or obligation in sufficient time so that the Borrower may seek an appropriate protective order or waive the Administrative Agent's, or such Lender's, as applicable, compliance with the provisions of this Section, and the Administrative Agent and such Lender, as applicable, shall co-operate with the Borrower in obtaining any such protective order.

(2) For purposes of this Section, **"Information"** means all information relating to the Borrower or any of its Affiliates or any of their respective businesses, other than any such information that is available to the Administrative Agent or any Lender on a non-confidential basis prior to such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. In addition, the Administrative Agent may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the facilities provided hereunder as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), it being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to make available to the public only such Information as such person normally makes available in the course of its business of assigning identification numbers.

In addition, and notwithstanding anything herein to the contrary, the Administrative Agent may provide information concerning the Borrower and the credit facilities established herein to Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market.

ARTICLE 22
LANGUAGE

Section 22.01 Language. The parties acknowledge that they have required that this Agreement, as well as all documents, notices and legal proceedings executed, given or instituted pursuant or relating directly or indirectly hereto, be drawn up in English (except as the parties may otherwise agree in writing). Les parties reconnaissent avoir exigé la rédaction en anglais de cet acte, ainsi que de tous documents exécutés, avis donnés et procédures judiciaires intentées, directment ou indirectment, à la suite de ou relativement au présent acte.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective authorized officers as of the date first above written.

AEROPLAN LIMITED PARTNERSHIP, by its general partner, Aeroplan Holding GP Inc., as Borrower

Per: _______________________
Authorized Signing Officer

Address: 5100 de Maisonneuve Blvd West
5th Floor, Suite 1163
Montreal, QC H4A 3T2

Telephone: (514) 205-7518
Telecopier: (514) 205-7555
Attention: Chief Financial Officer

THE ADMINISTRATIVE AGENT
ROYAL BANK OF CANADA

Per: [signature]
Authorized Signing Officer

Address: RBC Capital Markets Agency Group
200 Bay Street,
Royal Bank Plaza, 12th Floor
Toronto, ON M5J 2W7

Telephone: 416-842-3910
Telecopier: 416-842-4023
Email: yvonne.brazier@rbccm.com
Attention: Yvonne Brazier, Manager

TOR_H2O:3044363.2

COMMITMENTS

Credit
Commitment:

Cdn. $37,500,000

THE LENDERS:

ROYAL BANK OF CANADA

Per: [signature]
Authorized Signing Officer

Per: ______________________
Authorized Signing Officer

Address: 1 Place Ville-Marie
4th Floor
Montreal, QC H3B 4R8
Canada

Telephone: 514-878-2815
Telecopier: 514-878-7200

Attention: Rod Smith

TOR_H2O:1044369.2

COMMITMENTS

Credit Commitment:		CANADIAN IMPERIAL BANK OF COMMERCE
	Cdn. $35,000,000	Per: ______________________ Authorized Signing Officer
		Per: ______________________ Authorized Signing Officer
		Address: Brookfield Place, 161 Bay St. 8th floor Toronto ON M5J 2S8
		Telephone: (416) 594-7004
		Telecopier: (416) 956-3810
		Attention: Viktoriya Gruzytska

TOR_H2O:3044363.2

COMMITMENTS

Credit Commitment: Cdn. $35,000,000

BANK OF MONTREAL

Per: ______________________
Authorized Signing Officer
Bruno Jarry

Per: ______________________
Director
Authorized Signing Officer

Address:

Telephone:

Telecopier:

Attention:

COMMITMENTS

Credit Commitment:	
	Cdn. $35,000,000

THE TORONTO-DOMINION BANK

Per: ______________________
Authorized Signing Officer

Per: ______________________
Authorized Signing Officer

Address:

Telephone:
Telecopier:

Attention:

COMMITMENTS

Credit Commitment: Cdn. $35,000,000

THE BANK OF NOVA SCOTIA

Per: ____________________
Authorized Signing Officer
R. LOCKIE
MANAGING DIRECTOR

Per: ____________________
Authorized Signing Officer
Chad Graves
Associate

Address: 40 King Street West,
62nd Floor
Toronto, ON M5W 2X6
Canada

Telephone: 416-933-1184
Telecopier: 416-866-2010

Attention: Anuj Dhawan

TOR_H2O:3044363.2

COMMITMENTS

Credit Commitment: Cdn. $30,000,000

NATIONAL BANK OF CANADA

Per: ______________________
Roch Ledoux, Director

Per: ______________________
Ian Gillespie, Managing Director

Address: 130 King Street West, Suite 3200
Toronto, Ontario M5X 1J9
Telephone: (416) 869-6436
Telecopier: (416) 869-6545

Attention:

TOR_H2O:[illegible]

COMMITMENTS

Credit Commitment:
Cdn. $22,500,000

HSBC BANK CANADA

Per: [signature]
Authorized Signing Officer

Per:______________________
Authorized Signing Officer

Address: 2001 McGill College, suite 300
Montreal, Qc H3A1G1

Telephone: 514-286-4567

Telecopier: 514-286-5330

Attention:

TOR_H2O:3044363 2

COMMITMENTS

Credit Commitment:	
	Cdn. $15,000,000

CAISSE CENTRALE DESJARDINS

Per: ______________________
Authorized Signing Officer

Per: ______________________
Authorized Signing Officer

Address:

Telephone:
Telecopier:

Attention:

TOR_H2O:3044363.2

COMMITMENTS

Credit Commitment:

Cdn. $27,500,000

JP MORGAN CHASE BANK, N.A., TORONTO BRANCH

Per: ______________________
Authorized Signing Officer

Per: ______________________
Authorized Signing Officer

Address: 200 Bay Street, Suite 1800
Toronto, ON M5J 2J2
Telephone: (416) 981-2327
Telecopier: (416) 981-9278

Attention: Vice President, Credit

COMMITMENTS

Credit
Commitment:
Cdn. $27,500,000

ALBERTA TREASURY BRANCHES

Per: ______________________
Mario Prison, Vice President

Per: ______________________
Jim Reader, Director

Address: 100, 239 8th Ave SW Calgary, Alberta
T2P 1B9

Telephone: (403) 974-3572
Telecopier: (403) 974-5191

Attention: Jim Reader

SCHEDULE 1
FORM OF BORROWING NOTICE

[Date]

Royal Bank of Canada
RBC Capital Markets – Agency Group
200 Bay Street, Royal Bank Plaza, 12th Floor
Toronto, Ontario M5J 2W7

Attention: Yvonne Brazier, Assistant Manager
Phone: 416-842-3910
Fax: 416-842-4023

Dear Ms. Brazier:

The undersigned, Aeroplan Limited Partnership (the "**Borrower**"), refers to the credit agreement dated as of December 19, 2007(as amended, supplemented or restated from time to time, the "**Credit Agreement**", the terms defined therein being used herein as therein defined) among, *inter alia*, the Borrower, the Administrative Agent and the Lenders, and hereby gives you notice pursuant to Section 3.02 of the Credit Agreement that the Borrower hereby requests a Borrowing under the Credit Agreement, and, in that connection sets forth below the information relating to such Borrowing (the "**Proposed Borrowing**") as required by Section 3.02 of the Credit Agreement:

(a) The date of the Proposed Borrowing is [●], which is a Business Day.

(b) The type of Advance requested is a Canadian Prime Rate Advance.

(c) The aggregate amount of the Proposed Borrowing is a **[insert amount]**.

The undersigned hereby certifies and confirms that on the date of this Borrowing Notice and the date of the corresponding Accommodation, and immediately after giving effect thereto and to the application of any proceeds therefrom, (x) the representations and warranties contained in Article 6 of the Credit Agreement are true and correct in all material respects on and as of each such date, all as though made on and as of each such date, except for any representation and warranty which is stated to be made as of a certain date, which shall be true and correct in all material respects as of such date **[and except for those changes to the representations and warranties which have been disclosed to and accepted by the Administrative Agent acting on behalf of the Majority Lenders] [, and except for ●]** (y) no event or condition has occurred and is continuing, or would result from such Accommodation or giving effect to this Accommodation Notice, which constitutes a Default or an Event of Default, and (z) such Accommodation, or otherwise giving effect to this Accommodation Notice, will not violate any applicable Law now in effect.

The undersigned further confirms and certifies to each Lender that the proceeds of the Proposed Borrowing will be used solely for the purposes permitted by the Credit Agreement.

Yours truly,

AEROPLAN LIMITED PARTNERSHIP, by its general partner, Aeroplan Holding GP Inc.

Per: ______________________________

Authorized Signatory

SCHEDULE 2
FORM OF DRAWING NOTICE

[Date]

Royal Bank of Canada
RBC Capital Markets – Agency Group
200 Bay Street, Royal Bank Plaza, 12th Floor
Toronto, Ontario M5J 2W7

Attention: Yvonne Brazier, Assistant Manager
Phone: 416-842-3910
Fax: 416-842-4023

Dear Ms. Brazier:

The undersigned, Aeroplan Limited Partnership (the "**Borrower**"), refers to the credit agreement dated as of December 19, 2007 (as amended, supplemented or restated from time to time the "**Credit Agreement**", the terms defined therein being used herein as therein defined) among, *inter alia*, the Borrower, the Administrative Agent and the Lenders and hereby gives you notice pursuant to Section 4.03 of the Credit Agreement that the Borrower hereby requests a Drawing under the Credit Agreement, and, in that connection sets forth below the information relating to such Drawing (the "**Proposed Drawing**") as required by Section 4.03(1) of the Credit Agreement:

(a) The Drawing Date of the Proposed Drawing is [●], which is a Business Day.

(b) The aggregate Face Amount of Drafts to be accepted and purchased (or purchased, as the case may be) is $●.

(c) The contract maturity date for such Drafts is [●] days.

(d) **[In the case of conversion, insert principal amount and particulars of Canadian Prime Rate Advance to be converted.]**

The undersigned hereby certifies and confirms that on the date of this Drawing Notice and the date of the corresponding Accommodation, and immediately after giving effect thereto and to the application of any proceeds therefrom, (x) the representations and warranties contained in Article 6 of the Credit Agreement are true and correct in all material respects on and as of each such date, all as though made on and as of each such date, except for any representation and warranty which is stated to be made as of a certain date, which shall be true and correct in all material respects as of such date **[and except for those changes to the representations and warranties which have been disclosed to and accepted by the Administrative Agent acting on behalf of the Majority Lenders] [, and except for ●]** (y) no event or condition has occurred and is continuing, or would result from such Accommodation or giving effect to this Accommodation Notice, which constitutes a Default or an Event of Default, and (z) such Accommodation, or otherwise giving effect to this Accommodation Notice, will not violate any applicable Law now in effect.

The undersigned further confirms and certifies to each Lender that the proceeds of the Proposed Drawing will be used solely for the purposes permitted by the Credit Agreement.

Yours truly,

AEROPLAN LIMITED PARTNERSHIP, by its general partner, Aeroplan Holding GP Inc.

Per: ______________________________

Authorized Signatory

SCHEDULE 3
NOTICE PERIODS AND AMOUNTS

Type of Accommodation	Borrowing Notice or Drawing Notice (Sections 3.02(1), 4.03(1))	Election Notice (Section 3.03(2))	Prepayment Section 2.06	Amount and Currency of Accommodations
Canadian Prime Rate Advance	1 Business Day	1 Business Day	1 Business Day	Cdn. $5,000,000 and, in each case, integral multiples of Cdn. $500,000
Drawings	2 Business Days			Cdn. $5,000,000 and, in each case, integral multiples of Cdn. $500,000

In the case of conversion, the notice period applicable to the other Type of Accommodation or Advance into which an Accommodation is to be converted must also be observed. The day on which any notice is given is included and the day on which the specified action is to occur is excluded in calculating the notice period.

SCHEDULE 4
APPLICABLE COMMITMENT FEE AND APPLICABLE MARGINS

[The commitment fees and pricing margins contained in this Schedule have been redacted.]

SCHEDULE 5
ASSIGNMENT AND ASSUMPTION AGREEMENT

This Assignment and Assumption (the "**Assignment and Assumption**") is dated as of the Effective Date set forth below and is entered into by and between **[Insert name of Assignor]** (the "**Assignor**") and **[Insert name of Assignee]** (the "**Assignee**"). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, the "**Credit Agreement**"), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of the Assignor's rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including without limitation any guarantees included in such facilities) and (ii) to the extent permitted to be assigned under applicable Law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan-transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the "**Assigned Interest**"). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1. Assignor: ______________________________

2. Assignee: ______________________________
[and is an Affiliate/Approved Fund of [identify Lender][1]]

3. Borrower: ______________________________

4. Administrative Agent: ______________________, as the administrative agent under the Credit Agreement

5. Credit Agreement: means the credit agreement dated as of December 19, 2007 among, *inter alia*, Aeroplan Limited Partnership, as Borrower, Royal Bank of Canada, as

---

[1] Select as applicable.

Lender and Administrative Agent and the lenders party thereto and RBC Capital Markets, as Lead Arranger and Bookrunner.

6. Assigned Interest:

Facility Assigned[2]	Aggregate Amount of Commitment/Loans for all Lenders[3]	Amount of Commitment/Loans Assigned[4]	Percentage Assigned of Commitment/Loans[5]	CUSIP Number
	$	$	%	
	$	$	%	
	$	$	%	

7. [Trade Date: ________________][6]

__________, 20___ **[the "Effective Date"]** [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR

By: ______________________________

Name: ●

Title: ●

---

2 Fill in the appropriate terminology for the types of facilities under the Credit Agreement that are being assigned under this Agreement.

3 Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

4 Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

5 Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

6 To be completed if the Assignor and the Assignee intend that the minimum assignment amount is to be determined as of the Trade Date.

ASSIGNEE

By: ______________________________
Name: ●
Title: ●

[Consented to and][7] Accepted:

[NAME OF ADMINISTRATIVE AGENT],
as Administrative Agent

By: ______________________________
Name: ●
Title: ●

[Consented to:][8]

[NAME OF RELEVANT PARTY]

By: ______________________________
Name: ●
Title: ●

---

7 To be added only if the consent of the Administrative Agent is required by the terms of the Credit Agreement.

8 To be added only if the consent of the Borrower and/or other parties is required by the terms of the Credit Agreement.

STANDARD TERMS AND CONDITIONS FOR ASSIGNMENT AND ASSUMPTION

1. Representations and Warranties.

1.1 **Assignor.** The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Credit Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Credit Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Credit Document.

1.2 **Assignee.** The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all requirements of an Eligible Assignee under the Credit Agreement (subject to receipt of such consents as may be required under the Credit Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 7.01(a) thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender, and (v) if it is a Foreign Lender, attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Credit Documents are required to be performed by it as a Lender.

2. **Payments.** From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to, on or after the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Administrative Agent for periods prior to

the Effective Date or with respect to the making of this assignment directly between themselves.

3. **General Provisions.** This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law governing the Credit Agreement.

SCHEDULE 6
FORM OF COMPLIANCE CERTIFICATE

[Date]

Royal Bank of Canada
RBC Capital Markets Agency Group
200 Bay Street
Royal Bank Plaza, 12th Floor
Toronto, ON M5J 2W7

Attention: Yvonne Brazier, Assistant Manager

Dear Ms. Brazier:

The undersigned, Aeroplan Limited Partnership (the "**Borrower**"), refers to the Credit Agreement dated as of December 19, 2007 (as may be amended, restated, replaced or supplemented from time to time, the "**Credit Agreement**", the terms defined therein being used herein as therein defined) among, *inter alia*, the Borrower, the Administrative Agent and the Lenders. This **[quarterly/annual]** Compliance Certificate is provided pursuant to Section 7.01(a)(vi) of the Credit Agreement for the **[Fiscal Year/Quarter]** ending on [●] (the "**Period**").

I, ______________________________, the Chief Financial Officer of the Borrower, in such capacity and without personal liability, hereby certify that:

1. I am the duly appointed Chief Financial Officer of the Borrower, and as such I am providing this certificate for and on behalf of the Borrower pursuant to the Credit Agreement.

2. I am familiar with the provisions of the Credit Agreement.

3. To the best of my knowledge, information and belief, and after due inquiry, no Default or Event of Default has occurred and is continuing as at the date hereof.

4. The financial statements provided hereto pursuant to Section 7.01(a) of the Credit Agreement present fairly and in all materials respects the financial position of the Borrower **[on a consolidated or partially consolidated basis, as applicable]**, in accordance with GAAP (except as otherwise disclosed therein or required to comply with the provisions of the Credit Agreement and, in the case of unaudited financial statements, for normal year end audit adjustments and the absence of footnotes), as of the dates thereof and for the Period then ended.

5. The representations and warranties contained in Section 6.01 are true and correct, in all material respects, as though made on the date hereof, except representations and warranties which relate to an earlier date, which shall be true and correct in all material respects as of such date, **[and except for changes which have been disclosed to and accepted by the Administrative Agent acting on behalf of the Majority Lenders [, and except for ●]]**.

6. As at the last day of the applicable Fiscal Quarter the following ratios or calculations, as the case may be, were as follows:

   (a) Leverage Ratio (7.03(a)): ____________________

   (b) Adjusted Consolidated Net Debt to Adjusted Consolidated Operating Cash Flow (the "**Debt Service Ratio**") (7.03(b)): ____________________

   (c) Reserve Adjusted Consolidated EBITDA to Adjusted Consolidated Net Interest Expense (the "**Interest Coverage Ratio**") (7.03(c)): ____________________

7. The calculations of the financial covenants referred to in paragraph 6(a) above **[and][,] [paragraph 8 below][and paragraph 9 below]**, the particulars of which calculations are attached hereto as Annex "A", and the financial information set out therein are true and correct in all material respects.

8. **[During the Period, the Borrower incurred Debt pursuant to clause (v) or (vi) of Section 7.02(b). After giving pro forma effect to the incurrence of such Debt, the Leverage Ratio, Debt Service Ratio and Interest Coverage Ratio were each __________, __________, and __________, respectively, the particulars of which calculation are attached hereto as Appendix "A".]**

[Insert only in quarterly Compliance Certificates as applicable.]

9. **[During the Period, the Borrower made a Permitted Acquisition. After giving pro forma effect to such Permitted Acquisition, the Leverage Ratio, Debt Service Ratio and Interest Coverage Ratio were each __________, __________, and __________, respectively, the particulars of which calculation are attached hereto as Appendix "B".]**

[Insert only in quarterly Compliance Certificates as applicable.]

10. The aggregate number of Aeroplan Miles sold by the Borrower during the Period was ________________ and a comparison to the budget therefor and figures from the corresponding period of the previous Fiscal Year are attached hereto as Annex "C".

11. The aggregate number of Aeroplan Miles redeemed during the Period was ________________ and a comparison to the budget therefor and figures from the corresponding period of the previous Fiscal Year are attached hereto as Annex "D".

12. **[Annex "E" attached hereto sets forth any previously undisclosed provinces (other than British Columbia, Ontario and Quebec), states of the United States of America or countries (if other than Canada, the United States of America or the United Kingdom) in which the Borrower or any Guarantor has any place of business or has any tangible personal property with realizable value in excess of $5,000,000.]**

13. **[Annex "F" attached hereto sets forth and describes any previously undisclosed pension plans established specifically for the employees of the Borrower or any of its Restricted Subsidiaries.]**

____
(Signature)

____
(Name – please print)
Chief Financial Officer

ROYAL BANK OF CANADA

as the Bank Agent

and

ROYAL BANK OF CANADA

as the Pari Passu Agent

and

THE ENTITIES LISTED ON THE SIGNATURE PAGES AS OBLIGORS

as Obligors

INTERCREDITOR AGREEMENT

December 19, 2007

TABLE OF CONTENTS

PAGE

TABLE OF CONTENTS
(continued)

PAGE

INTERCREDITOR AGREEMENT

Intercreditor Agreement dated as of December 19, 2007 among Royal Bank of Canada ("**RBC**") in its capacity as agent for and on behalf of the Bank Lenders (as defined below) (the "**Bank Agent**"), RBC in its capacity as agent for and on behalf of the Pari Passu Lenders (as defined below) (the "**Pari Passu Agent**"), Aeroplan Limited Partnership, a limited partnership organized under the laws of the Province of Québec, (the "**Borrower**") and the other entities listed on the signature pages as Obligors.

RECITALS:

(a) Pursuant to a credit agreement dated as of June 29, 2005, as amended pursuant to an amending agreement no. 1 dated as of December 23, 2005, an amending agreement no. 2 dated as of August 28, 2006 and an amending agreement no. 3 dated as of December 19, 2007 (as the same may from time to time be further restated, modified, supplemented or otherwise amended in accordance with the terms thereof and hereof, the "**Credit Agreement**") among the Borrower, the Bank Agent, RBC and the other financial institutions from time to time party thereto as lenders (including the successors and assigns of such lenders, the "**Bank Lenders**"), the Bank Lenders have agreed to make certain credit facilities available to the Borrower;

(b) The Syndicate Indebtedness (as herein defined) is secured by the Syndicate Security (as herein defined);

(c) Pursuant to a senior secured bridge credit agreement dated as of December 19, 2007 (as the same may from time to time be restated, modified, supplemented or otherwise amended in accordance with the terms thereof and hereof, the "**Pari Passu Debt Agreement**") among the Borrower, the Paris Passu Agent, RBC and the other financial institutions from time to time party thereto as lenders (including the successors and assigns of such lenders, the "**Pari Passu Lenders**"), the Borrower is indebted to the Pari Passu Lenders;

(d) The Pari Passu Indebtedness (as herein defined) is secured by the Pari Passu Security (as herein defined);

(e) The Bank Agent, for and on behalf of itself and the Bank Lenders, and the Pari Passu Agent, for and on behalf of itself and the Pari Passu Lenders, have agreed upon certain priorities as set forth below; and

(f) The Obligors acknowledge and agree that their assets and contractual obligations may from time to time be dealt with by the parties to this Agreement in accordance with the provisions of this Agreement;

In consideration of the foregoing and the mutual agreements contained herein, the receipt and adequacy of which are acknowledged, the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms

As used in this Agreement, the following terms have the following meanings:

"Account Control Agreements" means (i) the account control agreement (cash) dated June 29, 2005 between the Borrower, the Bank Agent and Royal Bank of Canada, as account holder (**"RBC"**), as amended; (ii) the account control agreement (investments) dated June 29, 2005 between the Borrower, the Bank Agent and RBC, as amended; (iii) the account control agreement (investments) dated as of the date hereof between the Borrower, the Pari Passu Agent and RBC Dominion Securities Inc. (**"RBC DS"**); and (iv) the account control agreement (investments) dated as of the date hereof between the Borrower, the Pari Passu Agent and RBC DS and **"Account Control Agreement"** means any one of them.

"Activation Notice" shall have the meaning ascribed to such term in the applicable Account Control Agreement.

"Agreement" means this intercreditor agreement and all schedules and instruments in amendment or confirmation of it; and the expressions **"Article"** and **"Section"** followed by a number mean and refer to the specified Article or Section of this Agreement.

"Assets" means all the property, assets, agreements (including all guarantees) and undertakings of each of the Obligors and all proceeds therefrom.

"Business Day" means any day of the year, other than a Saturday, Sunday or other day which banks are required or authorized to close in Toronto, Ontario or Montreal, Quebec.

"Costs" means, with respect to a Lender, the Bank Agent or the Pari Passu Agent, as the case may be, the aggregate of:

(a) all costs, fees, charges and other expenses required to be paid to such Lender, the Bank Agent or the Pari Passu Agent, as the case may be, under its Security or any other Credit Document between an Obligor and such Lender, the Bank Agent or the Pari Passu Agent, as the case may be, and which have not yet been paid;

(b) all costs, fees, charges and other expenses incurred by such Lender, the Bank Agent or the Pari Passu Agent, as the case may be, in enforcing all or part of its Security; and

(c) interest on the amount specified in (a) and (b) at the highest rate per annum payable by the Obligors on their obligations to such Lender, the Bank Agent or the Pari Passu Agent, as the case may be, from the date of demand on the Obligors until paid in full.

"Credit Documents" means the Syndicate Documents and the Pari Passu Debt Documents.

"Equivalent Cdn. $ Amount" means, on any day with respect to any amount of U.S. dollars or £ Sterling, the equivalent amount of Cdn. Dollars determined by using the quoted spot rate at which the Bank Agent's principal office in Toronto offers to provide Cdn. Dollars in exchange for U.S. Dollars in Toronto at 12:00 noon (Toronto time) on such day.

"Event of Default" means any of the events specified as an "Event of Default" under the Credit Agreement or the Pari Passu Debt Agreement as the context so requires.

"Foreign Exchange and Hedging Arrangements" means the agreements entered into as permitted by the Credit Agreement regarding the provision by the Bank Lenders and/or their affiliates to the Borrower or any Secured Restricted Subsidiary of foreign exchange rate and interest rate protection of the type contemplated in the International Swap Dealers Association Inc. Master Agreement in respect of foreign exchange rate and interest rate transactions in the ordinary course of the Borrower's or such Secured Restricted Subsidiary's business.

"Indebtedness" means, collectively, the Syndicate Indebtedness and the Pari Passu Indebtedness.

"Interest" means, with respect to a Lender, the Bank Agent or the Pari Passu Agent, as the case may be, the aggregate of:

(a) all accrued interest which has not been paid to such Lender, the Bank Agent or the Pari Passu Agent, as the case may be, in respect of its Indebtedness both before and after default, maturity, demand and judgment, including without limitation interest accruing from time to time and unpaid on amounts owing on termination or redemption of Foreign Exchange and Hedging Arrangements in accordance with their terms;

(b) commitment fees payable and unpaid to the Bank Lenders on the undrawn portion of the Revolving Credit Commitment and Acquisition Credit Commitment (as each such term is defined in the Credit Agreement), any breakage fees and any fees and administrative charges referred to in the definition of "Outstanding L/C Obligations"; and

(c) interest on the amount specified in (a) at the highest rate per annum payable by the Obligors on their obligations to such Lender, the Bank Agent or the Pari Passu Lender, as the case may be, from the date of demand on the Obligors until paid in full.

"Lenders" means, on the one hand, the Bank Lenders and, on the other hand, the Pari Passu Lenders, and collectively, the Bank Lenders and the Pari Passu Lenders

"Loan Agreements" means the Credit Agreement and the Pari Passu Debt Agreement.

"Obligors" means the parties listed on the signature pages hereof as Obligors and all additional parties who become obligors and/or guarantors from time to time under the Credit Documents.

"Outstanding L/C Obligations" means the aggregate Face Amount (as defined in the Credit Agreement) of all Documentary Credits (as defined in the Credit Agreement) (whether drawn or undrawn) issued pursuant to the Credit Agreement, and all Fees (as defined in the Credit Agreement) in respect of Documentary Credits and the administrative charges provided for in the Credit Agreement in connection with Documentary Credits.

"Outstanding Principal Obligations" means, in respect of the Bank Agent and the Bank Lenders on the one hand, and Pari Passu Agent and the Pari Passu Lenders on the other hand, the total aggregate principal amount of all then outstanding loans and accommodations made by such Persons to the Obligors under the applicable Loan Agreements and, for greater certainty in the case of the Bank Lenders, includes Outstanding L/C Obligations and any amounts owing at any time to such Bank Lenders and their affiliates under the Foreign Exchange and Hedging Arrangements, but excludes in all events all Fees, Costs and Interest.

"Pari Passu Debt Documents" means, collectively, the Pari Passu Debt Agreement and the Pari Passu Security and the other Credit Documents (as defined in the Pari Passu Debt Agreement).

"Pari Passu Indebtedness" means all present and future indebtedness and liability howsoever arising of the Obligors under the Pari Passu Debt Documents.

"Pari Passu Security" means any security (including guarantees) now held or hereafter required by the Pari Passu Agent or any Pari Passu Lender in respect of the Assets of any Obligor to secure the Pari Passu Indebtedness.

"Person" means a natural person, partnership, limited partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity and pronouns have a similarly extended meaning.

"Security" means each of the security agreements, hypothecs, assignments, debentures, guarantees, mortgages and other instruments comprising the Syndicate Security and the Pari Passu Security.

"Syndicate Documents" means, collectively, the Credit Agreement, the Syndicate Security and the other Credit Documents (as defined in the Credit Agreement).

"Syndicate Indebtedness" means all present and future indebtedness and liability howsoever arising of the Obligors under the Syndicate Documents.

"Syndicate Security" means any security (including guarantees) now held or hereafter required by the Bank Agent or any of the Bank Lenders in respect of the Assets of any Obligor to secure the Syndicate Indebtedness.

1.2 Gender and Number

Any reference in this Agreement to gender shall include all genders and words importing the singular number only shall include the plural and vice versa.

1.3 Headings, etc.

The provision of a table of contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect its interpretation.

1.4 Currency

All references in this Agreement to dollars, unless otherwise specifically indicated, are expressed in Canadian currency. In determining Outstanding Principal Obligations in relation to the Indebtedness, such amount shall be expressed in Canadian Dollars and each relevant U.S. Dollar amount shall be converted, for purposes of such calculation, into its Equivalent Canadian $ Amount.

1.5 Certain Phrases, etc.

In this Agreement (i) (y) the words "including" and "includes" mean "including (or includes) without limitation" and (z) the phrase "the aggregate of", "the sum of" or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of", and (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".

1.6 References to Agreements

Any reference to any agreement document or instrument shall mean a reference to such agreement as the same may, from time to time, be amended, supplemented, restated or replaced.

1.7 Covenants for Benefit of Bank Lenders and Pari Passu Lenders

All rights and benefits stated to accrue to the Bank Agent or the Pari Passu Agent hereunder shall accrue to the Bank Agent or the Pari Passu Agent, as applicable for and on behalf and for the benefit of itself and the Bank Lenders or the Pari Passu Lenders, as applicable and each of them in accordance with the terms of this Agreement.

ARTICLE 2
LOANS, SECURITY AND PRIORITY

2.1 Consents to Security

Each of the Pari Passu Agent and the Bank Agent consents to the creation and issue of the Pari Passu Debt Documents and the Syndicate Documents and the Pari Passu Agent and the Bank Agent agree that the creation, issue, registration, filing and existence of the same shall not constitute an Event of Default under any such documents.

2.2 *Pari Passu* Ranking of Indebtedness

The Syndicate Indebtedness and the Pari Passu Indebtedness shall rank equally and rateably, without preference, on a *pari passu* basis in all respects and for all purposes based on the amount

of Syndicate Indebtedness and Pari Passu Indebtedness provided that the proceeds of realization shall be applied in accordance with Section 2.12.

2.3 *Pari Passu* Ranking of Security

The Syndicate Security and the Pari Passu Security shall rank and be enforceable equally and rateably, without preference, on a *pari passu* basis in all respects and for all purposes based on the amount of the Syndicate Indebtedness and Pari Passu Indebtedness provided that the proceeds of realization shall be applied in accordance with Section 2.12.

2.4 Effect on Priority

The *pari passu* arrangements provided for in this Agreement and all other rights established, altered or specified herein shall be effective irrespective of:

(a) the priorities otherwise accorded to the Security by any applicable law;

(b) the time or order of the creation, granting or execution or delivery of any of the Credit Documents;

(c) the time or order of attachment or perfection of the security interests constituted by any of the Security;

(d) the time or order of registration, filing, recording or notification of any of the Security or the filing of financing statements or other instruments and documents with respect thereto, or the failure to file in respect of any of the Security or any of the Security becoming unperfected for any reason;

(e) the time of the making of advances, loans or payments under any of the Credit Documents;

(f) the giving of, or the failure to give, any notice to any Obligor, or to any other Person, or the time of giving of any such notice;

(g) the manner in which any of the Security is created or whether any Security is a fixed or floating charge;

(h) any other factor of legal relevance, whether similar or dissimilar to any of the foregoing, other than this Agreement establishing the priority or ranking or relative rights of enforcement among the Lenders; or

(i) any provision to the contrary in the Credit Documents.

2.5 Prepayment of Syndicate Indebtedness

The Pari Passu Agent agrees with the Bank Agent that, at any time, the Bank Lenders and the Bank Agent may accept any payment or prepayment in respect of the Syndicate Indebtedness, or any part thereof including all Interest and Costs owing to the Bank Lenders and the Bank Agent.

2.6 Prepayment of Pari Passu Indebtedness

The Bank Agent agrees with the Pari Passu Agent that, at any time, the Pari Passu Lenders and the Pari Passu Agent may accept any payment or prepayment in respect of the Pari Passu Indebtedness, or any part thereof including all Interest and Costs owing to the Pari Passu Lenders and the Pari Passu Agent.

2.7 Enforceable Security

In the event that it shall be determined that, by virtue of the application of laws regarding reviewable transactions on bankruptcies, preferences and similar matters, any agreement or instrument made in relation to a Credit Document shall not be enforceable, the Bank Lenders and the Bank Agent shall not be responsible or in any way liable to the Pari Passu Lenders or the Pari Passu Agent in respect thereof and the Pari Passu Lenders and the Pari Passu Agent shall not be responsible or in any way liable to the Bank Lenders and the Bank Agent in respect thereof.

2.8 Amendments to Loan Documentation and Security

(1) The Pari Passu Agent covenants with the Bank Agent that so long as any amount owing under the Pari Passu Debt Documents remains unpaid, the Pari Passu Debt Documents shall not be amended, modified or supplemented so as to affect the subordination and priority provisions herein contained. The Bank Agent covenants with the Pari Passu Agent that so long as any amount owing under the Syndicate Documents remains unpaid, the Syndicate Documents shall not be amended, modified or supplemented so as to affect the subordination and priority provisions herein contained.

(2) The Bank Lenders, the Bank Agent and the applicable Obligors may from time to time amend the Credit Agreement (including by means of entering into an amended and restated credit agreement) or amend any of the Syndicate Documents from time to time without the prior written consent of the Pari Passu Agent; *provided* that in all circumstances the Bank Agent shall provide notice of such amendment to the Pari Passu Agent within 10 Business Days following the effectiveness of such amendment and copies of any such documents within a reasonable time following receipt of a written request therefor.

(3) The Pari Passu Agent and the applicable Obligors may from time to time amend the Pari Passu Debt Documents without the prior written consent of the Bank Lenders or the Bank Agent; *provided* that in all circumstances the Pari Passu Agent shall provide notice of such amendment to the Bank Agent within 10 Business Days following the effectiveness of such amendment and copies of any such documents within a reasonable time following receipt of a written request therefor.

(4) The Bank Agent and the Bank Lenders on the one hand and the Pari Passu Agent and the Pari Passu Lenders on the other hand may, from time to time as such parties consider appropriate, take further security (including guarantees and cash collateral arrangements) from the Obligors as part of the Syndicate Security or the Pari Passu Security and shall provide notice thereof to the other party and provide copies to other party of such security in accordance with Section 2.8(2) or (3), as the case may be, but failure to provide such notice or such copies shall in no way impair, lessen or affect such

security. Such additional security shall be subject to the terms and provisions hereof as if existing as of the date hereof.

(5) The Bank Agent and the Bank Lenders may, at any time and from time to time, without any consent of, or notice to the Pari Passu Agent and without impairing or releasing the obligations of the Pari Passu Agent under this Agreement, (i) exchange, release, perfect, not perfect or renew the Syndicate Security, (ii) release any Person liable in any manner under, or in respect of the Syndicate Documents, (iii) exercise or refrain from exercising any rights against the Obligors or any other Person, (iv) change the manner or place of payment or change or end the time of payment of, or renew, the Syndicate Indebtedness, or (v) increase the rate of interest payable on the Outstanding Principal Obligations owing under the Syndicate Documents.

(6) The Pari Passu Agent and the Pari Passu Lenders may, at any time and from time to time, without any consent of, or notice to, the Bank Agent or the Bank Lenders and without impairing or releasing the obligations of the Bank Agent or the Bank Lenders under this Agreement, (i) exchange, release, perfect, not perfect, or renew the Pari Passu Security, (ii) release any Person liable in any manner under, or in respect of, the Pari Passu Debt Documents, (iii) exercise or refrain from exercising any rights against the Obligors or any other Person, (iv) change the time or place of payment or change or extend the time of payment of, or renew, the Pari Passu Indebtedness, or (v) increase the rate of interest payable on the Outstanding Principal Obligations owing under the Pari Passu Debt Documents.

2.9 Limitation

This Agreement shall be applicable to, and govern only in relation to, the priority of security or payment as among the Bank Agent and the Bank Lenders on the one hand, and the Pari Passu Agent and the Pari Passu Lenders on the other hand and their respective permitted assigns with regard to the Syndicate Indebtedness and the Pari Passu Indebtedness.

2.10 Statement of Outstanding Principal Obligations

(1) At any time and from time to time, the Bank Agent, the Pari Passu Agent or any Lender may request, in writing, a statement of the particulars of the Outstanding Principal Obligations, Interest and Costs and any other amounts outstanding under any other Lenders' Credit Documents. Within 10 Business Days of receipt of any such request, the receiving Lenders shall advise, by notice to the Bank Agent, the Pari Passu Agent and/or Lender requesting the same, the particulars of such outstanding amounts as of the date of the request. The Obligors consent to the disclosure of this information and irrevocably direct the Lender receiving such request to provide such information to the Bank Agent, the Pari Passu Agent or Lender making such request.

(2) No Lender shall be liable to the Bank Agent and/or other Lenders in respect of any error made or subsequently discovered in notices delivered pursuant to this Section 2.10 if the Lender giving such notice was acting in good faith, without intent to mislead and not recklessly.

2.11 Consent

The Obligors consent to the provisions of this Agreement and covenant and agree that so long as any of the Syndicate Indebtedness or the Pari Passu Indebtedness remains outstanding, they shall, subject to their rights under the Loan Agreements, stand possessed of their property, assets and undertaking so charged for the Bank Agent and the Bank Lenders on the one hand, and the Pari Passu Agent and the Pari Passu Lenders on the other hand and their respective permitted assigns in accordance with their respective interests and duties as set out in this Agreement. By executing this Agreement, the Obligors acknowledge its existence and agrees to be bound by its terms. Nothing in this Agreement shall confer or be deemed to confer any right, benefit or advantage on any Obligor. The consent of the Obligors to any amendment of this Agreement shall not be required *provided*, that no amendment which affects an Obligor shall be effective as against such Obligor without its consent thereto.

2.12 Application of Proceeds

The proceeds received by the Bank Agent, the Pari Passu Agent or any Lender, as applicable, in respect of any sale of, collection from or other realization upon all or any part of the Assets pursuant to the exercise by the Bank Agent, the Pari Passu Agent or any Lender of its remedies, and any other funds realized by the Bank Agent, the Pari Passu Agent or any Lender during the continuance of an Event of Default, shall be applied, subject to applicable laws, in full or in part, together with any other sums then held by the Bank Agent, the Pari Passu Agent or any Lender pursuant to any Credit Document, promptly by the Bank Agent, the Pari Passu Agent or any Lender, as applicable, as follows:

(a) First, to the payment of all Costs and all other amounts for which the Bank Agent, the Pari Passu Agent or Lender is entitled to indemnification pursuant to the provisions of any Credit Document, equally and rateably in accordance with the respective amounts thereof then due and owing, together with interest on each such amount at the highest rate then in effect under the Credit Agreement or the Pari Pass Debt Agreement, as applicable, from and after the date such amount is due, owing or unpaid until paid in full;

(b) Second, without duplication of amounts applied pursuant to clause (a) above, to the payment in full in cash, pro rata, of Interest and other amounts constituting obligations secured by the Security (other than Outstanding Principal Obligations) to the Bank Lenders and the Pari Passu Lenders in each case equally and rateably in accordance with the respective amounts thereof then due and owing;

(c) Third, to the payment in full in cash, pro rata, of the Outstanding Principal Obligations (including reimbursement obligations in respect of Documentary Credits (as such term is defined in the Credit Agreement)); and

(d) Fourth, the balance, if any, to the person lawfully entitled thereto (including the applicable Obligor or its successors or assigns) or as a court of competent jurisdiction may direct.

In the event that any such proceeds are insufficient to pay in full the items described in clauses (a) through (d) of this Section 2.12, the Obligors shall remain liable, solidarily, for any deficiency, subject to the terms of the Credit Documents to which they are a party.

2.13 Possession of Pledged Securities

To the extent that the Bank Agent holds any share certificates, trust unit certificates, trust notes, promissory notes or other securities (collectively "**Pledged Securities**") as collateral pledged to the Bank Agent for and on behalf of the Lenders and Hedge Lenders pursuant to the Syndicate Security, such Pledged Securities shall now be held by the Bank Agent, as agent for and on behalf of the Pari Passu Agent and the Pari Passu Lenders to be dealt with in accordance with the terms and conditions of this Agreement; provided that, while the Bank Agent shall treat such Pledged Securities with the same degree of care as it treats its own property, it shall have no liability for the loss or destruction of any such Pledged Securities except for its gross negligence or wilful misconduct. The Obligors consent to the Bank Agent holding such Pledged Securities as agent for the Pari Passu Agent and the Pari Passu Lenders. If any Pledged Securities are lost or destroyed, the Borrower agrees, upon receiving an affidavit of loss and bond of indemnity from the Bank Agent to that effect, to issue or cause the issuance of replacement appropriate Pledged Securities to the Bank Agent. The Bank Agent acknowledges that, as of today's date, it is holding the Pledged Securities that are listed in Schedule "A". At any time while any Syndicate Indebtedness remains unpaid or the Bank Lenders have any commitments to extend credit to the Borrower, each Obligor agrees to deliver any additional Pledged Securities required to be delivered under any of the Syndicate Security and the Pari Passu Security to the Bank Agent to be held by the Bank Agent, as agent for and on behalf of the Pari Passu Agent and the Pari Passu Lenders, to be dealt with in accordance with the terms and conditions of this Agreement; provided that, while the Bank Agent shall treat such Pledged Securities with the same degree of care as it treats its own property, it shall have no liability for the loss or destruction of any such Pledged Securities except for its gross negligence or wilful misconduct. The Obligors consent to the Bank Agent holding such Pledged Securities as agent for the Pari Passu Agent and the Pari Passu Lenders. Upon indefeasible payment in full of all Syndicate Indebtedness and the termination of the Credit Agreement, the Bank Agent shall deliver all Pledged Securities then held by the Bank Agent to the Pari Passu Agent. Thereafter, each Obligor agrees to deliver any additional Pledged Securities to the Pari Passu Agent.

2.14 Activation Notices

Notwithstanding the time of delivery of an Activation Notice under any of the Account Control Agreements, if the Bank Agent has delivered an Activation Notice to RBC or RBC DS, as applicable, RBC or RBC DS, as the holder of the accounts under the applicable Account Control Agreement shall follow the instructions of the Bank Agent. Each of RBC and RBC DS is hereby authorized to rely on this Section 2.14 and is an intended third party beneficiary of this Agreement.

ARTICLE 3
COVENANTS

3.1 No Contest of Security

The Bank Agent and Pari Passu Agent will not:

(a) Assert in any action, suite or proceeding whatsoever the invalidity, unenforceability or ineffectiveness of this Agreement or any of the Credit Documents; or

(b) Participate in, co-operate with or finance any other party to pursue any such action, suit or proceeding,

it being understood and agreed that, regardless of the validity, effectiveness or enforceability of any of the Credit Documents, as between the Bank Agent on behalf of the Bank Lenders and the Pari Passu Agent on behalf of the Pari Passu Lenders, these parties shall have the rights of payment in the priorities contemplated in this Agreement.

3.2 Transfers of Indebtedness and Security

Each of the Bank Agent and the Pari Passu Agent agrees to ensure that its applicable Loan Agreement requires that any purchaser, assignee or transferee of its Pari Passu Indebtedness or Syndicate Indebtedness, as the case may be, is bound by and subject to the provisions of this Agreement and agrees not to amend such provision in its applicable Loan Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE LENDERS

4.1 Representations and Warranties of Lenders

(1) The Bank Agent represents and warrants to the Pari Passu Agent and the Pari Passu Lenders that (a) this Agreement has been duly executed and delivered by it and constitutes legal, valid and binding obligations of it, enforceable against it in accordance with its terms, subject only to any limitation under applicable laws relating to (i) bankruptcy, insolvency, arrangement, creditors' rights generally, and (ii) the discretion that a court may exercise in the granting of equitable remedies and (b) each Bank Lender has duly appointed, pursuant to the terms of the Credit Agreement, the Bank Agent to enter into this Agreement on its behalf and to exercise such powers and take such actions as are reasonably incidental thereto.

(2) The Pari Passu Agent represents and warrants to each of the Bank Agent and the Bank Lenders that (a) this Agreement has been duly executed and delivered by it and constitutes legal, valid and binding obligations of it, enforceable against it in accordance with its terms, subject only to any limitation under applicable laws relating to (i) bankruptcy, insolvency, arrangement or creditors' rights generally, (ii) the discretion that a court may exercise in the granting of equitable remedies and (b) each Pari Passu Lender has duly appointed, pursuant to the terms of the Pari Passu Debt Agreement, the Pari Passu Agent to enter into this Agreement on its behalf and to exercise such powers and take such actions as are reasonably incidental thereto.

(3) The Bank Agent represents and warrants to the Pari Passu Agent and the Pari Passu Lenders that the Syndicate Security does not secure any liabilities or obligations in favour of any Bank Lender other than the Syndicate Indebtedness and the Pari Passu Agent represents and warrants to the Bank Agent and the Bank Lenders that the Pari

Passu Security does not secure any obligations or liabilities of any Pari Passu Lender other than the Pari Passu Indebtedness.

ARTICLE 5
MISCELLANEOUS

5.1 Notice

Any notice, direction or other communication to be given under this Agreement shall, except as otherwise permitted, be in writing and given by delivering it or sending it by facsimile or other similar form of recorded communication addressed:

(a) to the Bank Agent at:

RBC Capital Markets Agency Group
200 Bay Street
Royal Bank Plaza, 12th Floor
Toronto, ON M5J 2W7

Attention: Yvonne Brazier
Assistant Manager

Telephone: (416) 842-3910
Facsimile: (416) 842-4023
E-mail: yvonne.brazier@rbccm.com

(b) to the Pari Passu Agent at:

RBC Capital Markets Agency Group
200 Bay Street
Royal Bank Plaza, 12th Floor
Toronto, ON M5J 2W7

Attention: Yvonne Brazier
Assistant Manager

Telephone: (416) 842-3910
Facsimile: (416) 842-4023
E-mail: yvonne.brazier@rbccm.com

(c) to the Obligors at:

Aeroplan Limited Partnership
5100 de Maisonneuve Blvd West
5th Floor, Suite 1163
Montreal, QC H4A 3T2

Attention: Chief Financial Officer

Telephone: (514) 205-7518
Facsimile: (514) 205-7555

Any such communication shall be deemed to have been validly and effectively given if (i) personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Toronto time), otherwise on the next Business Day, (ii) transmitted by facsimile or similar means of recorded communication on the Business Day following the date of transmission. Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to the party at its changed address.

5.2 Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to its subject matter and may not be amended or modified in any respect except by written consent signed by the Pari Passu Agent and the Bank Agent.

5.3 Assignment

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. The Obligors shall not assign their rights and obligations under this Agreement or any interest in this Agreement without the prior written consent of the other parties. Any assignment or transfer of any indebtedness or liability of the Obligors to any party or any instrument representing the same or any of the security held or to be held by it or any of its rights thereunder shall be made subject to the provisions of this Agreement and the assignee or transferee shall be bound by these provisions to the same extent as the party assigning or transferring.

5.4 Term

This Agreement shall remain in full force and effect until the written agreement to the contrary of the Pari Passu Agent and the Bank Agent or until such time as only one of either the Bank Agent and the Bank Lenders, on the one hand, or the Pari Passu Agent and the Pari Passu Lenders, on the other hand, has no amounts owing thereto under its respective Credit Documents and such Credit Documents have been terminated.

5.5 No Agency Relationship, etc.

Except as specifically provided herein, in no event shall the execution and delivery of this Agreement by the Pari Passu Agent or the Bank Agent or the performance of their respective obligations hereunder constitute or be deemed or construed to constitute the creation of any agency, partnership, joint venture or similar relationship between the parties.

5.6 Further Assurances

The parties shall do such further acts and things and execute, deliver, register and file such further deeds, documents and assurances which may be reasonably required to give full effect to the intent and purpose of this Agreement.

5.7 Time

Time shall be of the essence in this Agreement.

5.8 Severability

If any provision of this Agreement is deemed by any court of competent jurisdiction to be invalid or void, the remaining provisions shall remain in full force and effect.

5.9 Governing Law; Consent to Jurisdiction

THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE PROVINCE OF QUEBEC AND THE FEDERAL LAWS OF CANADA APPLICABLE IN THE PROVINCE OF QUEBEC, APPLICABLE TO CONTRACTS MADE AND PERFORMED IN THAT PROVINCE. EACH OF THE OBLIGORS HEREBY CONSENTS AND AGREES THAT THE COURTS OF THE PROVINCE OF QUEBEC SHALL HAVE NON-EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN IT AND THE ADMINISTRATIVE AGENT PERTAINING TO THIS AGREEMENT OR TO ANY MATTER ARISING OUT OF OR RELATING TO THIS AGREEMENT; PROVIDED, THAT NOTHING IN THIS AGREEMENT SHALL BE DEEMED OR OPERATE TO PRECLUDE THE BANK AGENT OR THE PARI PASSU AGENT FROM BRINGING SUIT OR TAKING OTHER LEGAL ACTION TO REALIZE ON THE ASSETS OR TO ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOUR OF BANK AGENT OR PARI PASSU AGENT IN ANY OTHER JURISDICTION (EACH BEING REFERRED TO HEREIN AS AN "**ENFORCEMENT JURISDICTION**"). EACH OF THE OBLIGORS EXPRESSLY SUBMITS AND CONSENTS IN ADVANCE TO THE JURISDICTION OF SUCH ENFORCEMENT JURISDICTION IN ANY ACTION OR SUIT COMMENCED IN ANY SUCH COURT, AND EACH OF THE OBLIGORS HEREBY WAIVES ANY OBJECTION THAT IT MAY HAVE BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR FORUM NON CONVENIENS AND HEREBY CONSENTS TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY SUCH COURT OF SUCH ENFORCEMENT JURISDICTION. EACH OF THE OBLIGORS HEREBY WAIVES PERSONAL SERVICE OF THE SUMMONS, COMPLAINT AND OTHER PROCESS ISSUED IN ANY SUCH ACTION OR SUIT AND AGREES THAT SERVICE OF SUCH SUMMONS, COMPLAINTS AND OTHER PROCESS MAY BE MADE BY OVERNIGHT COURIER ADDRESSED TO IT AT THE ADDRESS SET FORTH IN THE CREDIT AGREEMENT OR IN SUCH OTHER MANNER AS IS PROVIDED FOR IN THE CREDIT AGREEMENT AND THAT SERVICE SO MADE SHALL BE DEEMED COMPLETED UPON THE EARLIER OF SUCH OBLIGOR'S ACTUAL RECEIPT THEREOF AND ONE (1) BUSINESS DAY AFTER DEPOSIT WITH A REPUTABLE OVERNIGHT COURIER FOR NEXT BUSINESS DAY DELIVERY, WITH ALL CHARGES PREPAID.

5.10 Paramountcy

In the event of a conflict in or between the provisions of this Agreement and the provisions of any of the other Credit Documents then, notwithstanding anything contained in such other Credit Document, the provisions of this Agreement will prevail. In particular, if any act or omission of

a party is expressly permitted under this Agreement but is expressly prohibited under another Credit Document, such act or omission shall be permitted. If any act or omission is expressly prohibited under a Credit Document (other than this Agreement), but this Agreement does not expressly relieve the applicable party from such performance, such circumstance shall not constitute a conflict in or between the provisions of this Agreement and the provisions of such other Credit Document (other than this Agreement).

5.11 Confidentiality

The Bank Agent and the Pari Passu Agent agree to use reasonable efforts to ensure that all information relating to the other Lenders and the Bank Agent (if it is not the disclosing party) which may be delivered to it pursuant to this Agreement and which is not publicly filed or otherwise made available to the public generally (and which is not independently known to the Bank Agent or the Pari Passu Agent) will not, except with the consent of such other Person (if it is not the disclosing party), be distributed or otherwise made available by such Person to any Person other than its directors, officers, employees, authorized agents, counsel, regulators or other representatives (*provided* the other representatives have agreed or are under a duty to keep all information confidential in accordance with the foregoing) required, in the reasonable opinion of the Bank Agent or Pari Passu Agent (as applicable), to have such information.

5.12 No Waiver; Remedies

No failure on the part of any party hereto to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any right preclude any other or further exercise of the right or the exercise of any other right. No waiver of any provision of this Agreement nor consent to any departure by any party therefrom shall be effective unless the same is in writing and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which it was given. These remedies are cumulative and not exclusive of any remedies provided by law.

5.13 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

5.14 Language

The parties acknowledge that they have required that this Agreement, as well as all documents, notices and legal proceedings executed, given or instituted pursuant or relating directly or indirectly hereto, be drawn up in English (except as the parties may otherwise agree in writing). Les parties reconnaissent avoir exigé la rédaction en anglais de cet acte, ainsi que de tous documents exécutés, avis donnés et procédures judiciaires intentées, directment ou indirectment, à la suite de ou relativement au présent acte.

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be duly executed and delivered by its proper and duly authorized officers as of the day and year first above written.

[Remainder of this page intentionally left blank.]

ROYAL BANK OF CANADA as Bank Agent

By: ______________________________
Authorized Signing Officer

ROYAL BANK OF CANADA as Pari Passu Agent

By: ______________________________
Authorized Signing Officer

OBLIGORS:

AEROPLAN LIMITED PARTNERSHIP by its general partner, Aeroplan Holding GP Inc.

By: ______________________________
Authorized Signing Officer

AEROPLAN TRUST by its attorney, Aeroplan Holding GP Inc.

By: ______________________________
Authorized Signing Officer

AEROPLAN HOLDING GP INC.

By: ______________________________
Authorized Signing Officer

Acknowledged and agreed to as of December 20, 2007.

LOYALTY MANAGEMENT GROUP LIMITED

By: ______________________________
Authorized Signing Officer

LOYALTY MANAGEMENT SERVICES LIMITED

By: ______________________________
Authorized Signing Officer

LOYALTY MANAGEMENT GROUP ANALYTICS LIMITED

By: ______________________________
Authorized Signing Officer

LOYALTY MANAGEMENT UK LIMITED

By: ______________________________
Authorized Signing Officer

AEROPLAN ACQUISITION UK LIMITED

By: ______________________________
Authorized Signing Officer

AEROPLAN HOLDINGS UK LIMITED

By: ______________________________
Authorized Signing Officer

SCHEDULE "A"
PLEDGED SECURITIES

A. Share Certificates

Name and Address of Pledgor	Name of Pledged Entity	Class of Stock	Certificate Number(s)	Number of Shares / Limited Partnership Interests
Aeroplan Trust, by its attorney, Aeroplan Holding GP Inc.	Aeroplan GP Inc.	common shares	C-6, C-24, C-8, C-11, C-17, C-19, C-20, C-21, C-22, C-23, C-24	200,000,000

B. Unit Certificates

Name and Address of Pledgor	Name of Pledged Entity	Class of Stock	Certificate Number(s)	Number of Shares / Limited Partnership Interests
Aeroplan Trust, by its attorney, Aeroplan Holding GP Inc.	Aeroplan Limited Partnership	Class A Units	A-9, A-11, A-13, A-19, A-21, A-22, A-23, A-24, A-25, A-26	200,000,000
Aeroplan Holding GP Inc.	Aeroplan Limited Partnership	Class A Unit	A-1	1

SCHEDULE 8
INSURANCE MATTERS

1. Summary of General Insurance Air Canada/ACE dated October 1, 2007

2. Summary of Insurance: Aircraft Hull (including spares and equipment) and Liability Insurance for Air Canada, Jazz, and Air Georgian Limited (December 15, 2006 - December 15, 2007)

3. Aircraft Hull and Spares and Airline Liability Insurance, Policy AU104506 (December 15, 2007 - December 15, 2008)

4. Property Insurance for ACE and its subsidiaries/ ACE's interest in any partnership or joint venture in which it has control, Policy SSP-7853 (March 1, 2007 - March 1, 2008)

5. Directors and Officers Liability and Corporate Reimbursement for ACE, Policy 6801-4934 (October 1, 2007 - October 1, 2008)

6. Fiduciary Liability for ACE, Policy 6800-2716 (October 1, 2007 - October 1, 2008)

7. Crime Insurance for ACE, Policy 8146-0682 (October 1, 2007 - October 1, 2008)

8. Kidnap & Ransom Insurance for Air Canada and any subsidiary, Policy SRTO300673004 (July 18, 2007 - July 18, 2008)

9. Broadcasters/ Advertisers Insurance for Air Canada, Policy COM0003303A (December 20, 2006 - December 20, 2007)

10. Health Care Insurance materials between Aeroplan Limited Partnership and Sun Life Financial for contract no. 20513

11. Accidental Death and Dismemberment (basic), Policy BSC 910 31 46 between Aeroplan and American Home Assurance Company (effective April 1, 2003)

12. Accidental Death and Dismemberment (optional), Policy PAI 910 31 47 between Aeroplan and American Home Assurance Company (effective April 1, 2003)

13. Commercial Combined for Loyalty Management Group Ltd & Subsidiary Companies & KEM Management Ltd, Certificate No 774SBSP433938A07, Contract No 807407, Policy No SZ/13905263, (September 10, 2007 – September 9, 2008) Insurers: Allianz Insurance plc.

14. Directors & Officers Liability for Loyalty Management Group Ltd, Policy number 33582763, (September 10, 2007 – September 9, 2008) Insurers: AIG Europe (UK) Ltd.

15. Personal Accident & Travel Corp for Loyalty Management Group Ltd & Subsidiary Companies & KEM Management Ltd, Certificate No 774SBS/P44691A07/450031,

Contract No 809306, Policy No 7816/01/2006/016, (September 10, 2007 - September 9, 2008) Insurers: QBE Insurance (Europe) Ltd.

16. Keyman for Loyalty Management Group Ltd, Policy number 218430, (October 5, 2005 - October 4, 2008), Insurers: Lutine Assurance Services Ltd.

17. Inventory insurance Company Liability (excluding third party indemnity) for Loyalty Management International B.V., Policy number 70572270, (June 6, 1999 - December 12, 2009), Insurers: ABN AMRO Bank N.V.

18. Technical Insurance (Electronic/Computer/Inventory Equipment) for Loyalty Management International B.V., Policy number 71376035 (May 1, 2005 - May 1, 2010), Insurers: ABN AMRO Bank N.V.

SCHEDULE 9
CORPORATE STRUCTURE

CORPORATE STRUCTURE
TAKING INTO ACCOUNT COMPLETION OF THE ACQUISITION AND TRANSFER OF DUTCH OPCO
* This entity is, on Closing Day, held by LMG



Aeroplan Income Fund
Aeroplan Trust
Aeroplan Holding GP Inc.
Aeroplan Limited Partnership
1209233 Alberta Ltd. (Unrestricted)
4421671 Canada Inc. (Exempt Restricted)
Aeroplan Finance, LLC ("LLC Finco") (Exempt Restricted)
Aeroplan Holdings UK Limited ("UK Holdco") (Secured Restricted)
Air Miles International* Trading BV ("Dutch Opco") (Unrestricted)
4421680 Canada Inc. (Exempt Restricted)
Aeroplan Finance, S.a.r.l. ("Lux Finco") (Exempt Restricted)
Aeroplan Acquisition UK Limited ("UK Aco") (Secured Restricted)
60%
Loyalty Management Group Limited ("LMG") (Secured restricted)
Air Miles International Holdings NV ("AMIH") (Unrestricted)
LMG Loyalty Services India Private Limited (Unrestricted)
Loyalty Management International BV ("LMI") (Unrestricted)
Rewards Management Middle East Free Zone LLC (Unrestricted)
Loyalty Management Services Limited ("LMS") (Secured Restricted)
Loyalty Management UK Limited ("LMUK") (Secured Restricted)
Loyalty Management Group Analytics Limited ("LMGA") (Secured Restricted)

BELANGE

SCHEDULE 10
COLLECTIVE BARGAINING AGREEMENTS AND OTHER LABOUR MATTERS

Air Canada signed a letter with the CAW on May 23, 2004 in which it agreed that in the event of a sale of all or part of he Aeroplan business or operations to one or more third parties, the collective agreement between Air Canada and the National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW-Canada) and its Local 2002 (effective August 7, 2003 to May 31, 2009) would continue to apply to the successor, the CAW's bargaining rights would be recognized by the successor and scope work at Aeroplan would continue to be performed by CAW-represented employees of Air Canada until the collective agreement expires in 2009. This protection applies even if Aeroplan does not remain wholly owned by Air Canada or is deemed to fall within provincial jurisdiction. A similar letter had been signed in September 2000.

SCHEDULE 11
APPROVED OECD COUNTRIES

Australia
Austria
Belgium
Canada
Denmark
Finland
France
Germany
Greece
Iceland
Ireland
Italy
Japan
Luxembourg
Netherlands
New Zealand
Norway
Portugal
Spain
Sweden
Switzerland
United Kingdom
United States

SCHEDULE 13

PERMITTED INVESTMENTS

1. The £40,000,000 loan made by LMUK to [text redacted] [The name of the accumulation partner has been redacted.] in exchange for £40,000,000 worth of points transferred into the Nectar program by [text redacted] [The name of the accumulation partner has been redacted.] reward card customers, as amended from time to time;

2. Loans made or to be made by Restricted Subsidiaries to BGL Reads Trust Company Limited, as trustee of the Loyalty Management Employees' Benefit Trust and to employees directly provided such loans do not exceed, in the aggregate, Cdn$5,000,000 at any time;

3. Debt owed by AMIT to LMG (£136,386 outstanding as at November 30, 2007);

4. Debt owed by AMIT to LMUK (£659,529 outstanding November 30, 2007);

SCHEDULE 14
LEASES

1. 3rd Floor, 80 Strand, London, WC2R 0NN
2. 49 Scarsdale Villas, London
3. 1 Leopold Avenue, Wimbledon

SCHEDULE 15
SUBSIDIARIES

Unrestricted Subsidiaries

LMG Loyalty Services India Private Limited

Air Miles International Holdings NV ("**AMIH**")

Air Miles International Trading BV ("**AMIT**")

Loyalty Management International BV ("**LMI**")

Rewards Management Middle East Free Zone LLC (will be owned at 60% at closing)

Secured Restricted Subsidiaries

Loyalty Management Group Limited

Loyalty Management UK Limited

Loyalty Management Services Limited

Aeroplan Holdings UK Limited ("**UK Holdco**")

Loyalty Management Group Analytics Limited ("**LMGA**")

Aeroplan Acquisition UK Limited ("**UK Aco**")

Exempt Restricted Subsidiaries

4421671 Canada Inc.

4421680 Canada Inc.

Aeroplan Finance, LLC ("**LLC Finco**")

Aeroplan Finance, S.a.r.l. ("**Lux Finco**")

Aeroplan Holdings Cooperatief ("**Dutch Co-Op Holdco**")


aeroplan
MC
TM

AEROPLAN INCOME FUND

ANNUAL INFORMATION FORM

March 28, 2008

TABLE OF CONTENTS

EXPLANATORY NOTES

The information in this Annual Information Form is stated as at December 31, 2007, unless otherwise indicated.

Unless otherwise indicated in this Annual Information Form, *Fund* refers to Aeroplan Income Fund, and, where the context requires, its subsidiaries; *Trust* refers to Aeroplan Trust, *Aeroplan GP* refers to Aeroplan Holding GP Inc.; and *Aeroplan* or *Aeroplan LP* refers to Aeroplan Limited Partnership; and *LMG* refers to Loyalty Management Group Limited and/or, where the context requires, its subsidiaries.

For an explanation of the capitalized terms and expressions and certain defined terms, please refer to the *Glossary of Terms* at the end of this Annual Information Form. Unless otherwise indicated, all dollar amounts are expressed in Canadian dollars and references to $ are to Canadian dollars.

The Fund is entirely dependent upon the operations and financial condition of its subsidiaries, including Aeroplan and LMG. The earnings and cash flows of the Fund are affected by certain risks. For a description of those risks, please refer to the section "Risks and Uncertainties Affecting the Business".

Forward-looking statements are included in this Annual Information Form. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business and its corporate structure. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, dependency on top Accumulation Partners, Air Canada or travel industry disruptions, reduction in activity, usage and accumulation of Aeroplan Miles or Nectar Points, retail market or economic downturn, greater than expected redemptions for rewards, industry competition, supply and capacity costs, unfunded Future Redemption Costs, changes to the Aeroplan and Nectar Programs, seasonal nature of the business, regulatory matters, VAT appeal, control of the Fund, restrictions on certain Unitholders and liquidity of Units, future sales or distributions of Units by ACE Aviation, income tax matters, conversion to corporate structure as well as the other factors identified throughout this Annual Information Form. The forward-looking statements contained in this discussion represent the Fund's expectations as of March 28, 2008, and are subject to change after such date. However, the Fund disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

On March 4, 2008, the Fund announced that in order to ensure that its capital structure is efficient and that Unitholder value is being maximized, the Trustees and the Board of Directors have requested that management retain financial advisors to conduct an in-depth analysis to consider a potential reorganization of the Fund's income trust structure to a corporate structure. Although no final decision has been made at the time of this Annual Information Form, the review may lead to a recommendation in the near future that Unitholders approve a conversion to a corporation.

CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION

The Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario by the Fund Declaration of Trust.

The principal and head office of the Fund is located at 5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2.

INTERCORPORATE RELATIONSHIP

The following chart illustrates the structure of the Fund as at March 28, 2008 (including jurisdiction of establishment/incorporation of the various entities). Please note that for simplification purposes, this chart omits certain wholly-owned holding companies.


Public
ACE Aviation Holdings Inc.
(Canada)
79.9%
20.1%
Aeroplan
Income Fund
(Ontario)
100%
100.0%
Aeroplan Holding
GP Inc.
(Canada)
Aeroplan
Trust
(Ontario)
0.0000005%
99.9999995%
Aeroplan Limited
Partnership
(Québec)
100%
Loyalty Management Group
Limited(1)
(UK)

(1) This diagram includes the consolidated group at the LMG level.

GENERAL DEVELOPMENT OF THE BUSINESS

HISTORY

Prior to 2002, Aeroplan's operations were integrated with those of Air Canada. In 2001, management of Air Canada developed a formal plan to create a separate entity to carry on the operations of the Aeroplan Program. Effective January 1, 2002, an asset purchase agreement and other operating arrangements were entered into between Air Canada and Aeroplan, and Aeroplan was established as a wholly-owned subsidiary of Air Canada, later known as APLN Limited Partnership (**Predecessor Partnership**). The major assets of the Predecessor Partnership included contracts, intellectual property and licenses, database information, furniture and fixtures and the previously acquired goodwill.

The financial obligation for Aeroplan Miles issued prior to 2002 remained with Air Canada up to a maximum of 103.4 billion Aeroplan Miles. As at October 13, 2006, Aeroplan and Air Canada agreed that Air Canada's obligation for the cost of air rewards related to the redemption of Aeroplan Miles issued under the Aeroplan Program and earned by members prior to January 1, 2002 would increase from 103.4 to 112.4 billion Aeroplan Miles. As a result, revenue and expenses related to those 112.4 billion Aeroplan Miles are not reflected in the Fund's financial statements.

Immediately prior to the Fund's Initial Public Offering, Aeroplan LP was created. Pursuant to an acquisition agreement between the Predecessor Partnership and Aeroplan LP (**Acquisition Agreement**), Aeroplan LP acquired all or substantially all of the assets of the Predecessor Partnership, subject to certain adjustments. In partial consideration for such sale, Aeroplan LP issued LP Units to the Predecessor Partnership. Concurrently with the completion of the Initial Public Offering, the Predecessor Partnership was liquidated. Consequently, the LP Units of Aeroplan LP held by the Predecessor Partnership were ultimately transferred to ACE Aviation as parent of the Predecessor Partnership.

On June 29, 2005, following the completion of the Initial Public Offering, the Fund issued 25,000,000 Units at a price of $10 per Unit for aggregate gross proceeds of $250,000,000 pursuant to the prospectus of the Fund dated June 22, 2005. In addition, on June 30, 2005, the Fund issued 3,750,000 additional Units at a price of $10 per Unit for additional gross proceeds of $37,500,000 as a result of the exercise of the option granted by the Fund to the underwriters to purchase up to 3,750,000 additional Units, exercisable for a period of 30 days from the closing of the Initial Public Offering (**Over-Allotment Option**).

Concurrent with the closing of the Initial Public Offering, the Fund used the proceeds from the sale of its Units to invest in LP Units. The Fund acquired, through the Trust, 25,000,000 (12.5%) of the LP Units in exchange for cash consideration of $250 million. On June 30, 2005, as a result of the exercise by the underwriters of the Over-Allotment Option, the Fund purchased through the Trust an additional 3,750,000 LP Units from ACE Aviation for cash consideration of $37.5 million. The net proceeds of the Initial Public Offering were used to fund a portion of the Aeroplan Miles Redemption Reserve.

At the closing of the Initial Public Offering, an amount of $313 million was drawn under the Existing Credit Facilities for the following purposes: (i) $168 million was used to fund the remaining portion of the Aeroplan Miles Redemption Reserve; (ii) $7 million was used for certain capital expenditures; (iii) $18 million was used for general and working capital purposes, and (iv) $125 million was used to repay the promissory note issued by Aeroplan LP in favour of the Predecessor Partnership, as partial consideration under the Acquisition Agreement. Such note was ultimately transferred to ACE Aviation upon the liquidation of the Predecessor Partnership.

As at December 31, 2005, following the completion of the Initial Public Offering and the exercise of the Over-Allotment Option by the underwriters, the Fund indirectly held 14.4% of Aeroplan and ACE Aviation held the remaining 85.6% of Aeroplan.

On the closing of the Initial Public Offering, the Fund, the Trust, ACE Aviation, Aeroplan LP and Aeroplan GP entered into the Investor Liquidity Agreement. The Investor Liquidity Agreement granted ACE Aviation or any entity controlled by it the right to effectively liquidate all or any portion of its LP Units and Aeroplan GP common shares and to exchange all or any portion of its LP Units and Aeroplan GP common shares into Units.

Effective March 3, 2006, ACE Aviation effected a special distribution of Units by way of reduction of capital to its shareholders of record as at such date. ACE Aviation had exercised its liquidity rights under the Investor Liquidity Agreement in order to convert 20,204,165 LP Units and 20,204,165 Aeroplan GP common shares into 20,204,165 Units which were distributed under the special distribution.

On March 31, 2006, pursuant to the Investor Liquidity Agreement, ACE Aviation exchanged an additional 500,000 LP Units and 500,000 Aeroplan GP common shares into 500,000 Units and transferred the 500,000 Units to a trustee for purposes of funding grants to employees under Aeroplan's initial long-term incentive plan.

At a special meeting on October 5, 2006, ACE Aviation's shareholders approved a statutory arrangement (**ACE Aviation Plan of Arrangement**) granting the board of directors of ACE Aviation the authority, from time to time, to make one or more special distributions of the securities of subsidiaries or investee entities of ACE Aviation to its shareholders by way of reduction of capital.

The ACE Aviation Plan of Arrangement provided for an initial distribution of Units to eligible ACE Aviation shareholders before the end of 2006, subject to the prior receipt of an advance income tax ruling or opinion from the Canada Revenue Agency confirming that the distribution would be treated as a return of capital. As a result, on December 28, 2006, in anticipation of such distribution, ACE Aviation exchanged 50,000,000 LP Units and 50,000,000 Aeroplan GP common shares into 50,000,000 Units and caused such Units to be distributed to its eligible shareholders of record on January 10, 2007. ACE Aviation also exchanged on January 10, 2007, 60,000,000 LP Units and 60,000,000 Aeroplan GP common shares into 60,000,000 Units for internal reorganization purposes. Consequently, as at January 10, 2007, the Fund held approximately 79.7% and ACE Aviation held approximately 20.3% of Aeroplan LP and Aeroplan GP, and ACE Aviation had an overall position of approximately 50.3% indirect and direct ownership of Aeroplan LP.

On March 2, 2007, ACE Aviation announced a special distribution of 20,272,917 Units to its shareholders. The record date for the purpose of the special distribution was determined to be the close of business on March 14, 2007. For internal corporate reorganization purposes, on March 14, 2007, ACE Aviation also exercised its liquidity rights under the Investor Liquidity Agreement and exchanged its remaining 40,545,835 LP Units and 40,545,835 Aeroplan GP common shares into 40,545,835 Units.

On May 11, 2007, ACE Aviation announced a special distribution of 18,000,000 Units to its shareholders. The record date for the purpose of the special distribution was determined to be the close of business on May 24, 2007. Immediately following the special distribution, ACE Aviation held 62,285,585 Units, representing 31.1% of the 200,000,000 issued and outstanding Units of the Fund.

On October 1, 2007, ACE Aviation announced that it had entered into an agreement with a group of underwriters to sell an aggregate of 22,000,000 Units at a price of $21.90 per Unit, for gross proceeds of $481.8 million. The offering closed on October 22, 2007. Following completion of the offering, ACE Aviation retained 40,292,088 Units, representing 20.1% of the 200,000,000 issued and outstanding Units of the Fund.

Pursuant to a normal course issuer bid dated December 11, 2007, the Fund announced its intention to repurchase for cancellation, no later than February 29, 2008, up to 500,000 of its outstanding units. An aggregate of 320,000 units were repurchased and cancelled for a total cash consideration of $7.2 million.

On December 20, 2007, the Fund completed the acquisition, for a total consideration of £355.1 million (Cdn.$715.4 million), of LMG, the leading loyalty marketing and customer-driven insight and analysis company that owns and operates the Nectar Program in the United Kingdom. In addition, an amount of £27.1 million (Cdn.$53.7 million) has been placed in escrow as contingent consideration pending the outcome of LMG's VAT litigation.

Further to the above-mentioned exchanges and after taking into account the aforementioned distributions of Units by ACE Aviation to its shareholders, the secondary offering of 22,000,000 Units by ACE Aviation which closed on October 22, 2007, the repurchase for cancellation of Units pursuant to the normal course issuer bid and the redemption of Units by Unitholders pursuant to the Fund Declaration of Trust, the Fund has 199,968,791 Units issued and outstanding and indirectly holds all outstanding LP Units and Aeroplan GP common shares. As at March 28, 2008, ACE Aviation holds 40,292,088 Units, representing 20.1% of the Units of the Fund issued and outstanding.

On March 4, 2008, the Fund announced that in order to ensure that its capital structure is efficient and that Unitholder value is being maximized, the Trustees and the Board of Directors have requested that management retain financial advisors to conduct an in-depth analysis to consider a potential reorganization of the Fund's income trust structure to a corporate structure. Although no final decision has been made at the time of this Annual Information Form, the review may lead to a recommendation in the near future that Unitholders approve a conversion to a corporation.

THE BUSINESS

THE AEROPLAN BUSINESS

History of the Aeroplan Program

The Aeroplan Program was created in July 1984 by Air Canada as an incentive program for its frequent flyer customers. Aeroplan's operations were integrated with those of Air Canada until the end of 2001. On January 1, 2002, Aeroplan was established as a wholly-owned limited partnership of Air Canada with a dedicated management team focused on the development of the Aeroplan Program.

Between 1984 and 1990, membership in the Aeroplan Program grew by approximately 100,000 new members per year. During this period, Aeroplan also added several travel-related partners to the Aeroplan Program in addition to Air Canada. By 1990, the Aeroplan Program had grown to over 700,000 members. In 1990, Aeroplan implemented the Elite™ and Prestige™ classifications designed to recognize and reward its more frequent travelers and to provide them with additional benefits. Aeroplan introduced in 1999 a third classification, Super Elite™, to reward and recognize those members who accumulated more than 100,000 Aeroplan Miles per year from frequent flyer travel.

In 1989, the EnRoute™ credit card, owned at the time by Air Canada, was introduced. This card was the first credit card which allowed its users to accumulate Aeroplan Miles based on amounts spent on their card. This relationship demonstrated the appeal of new and alternative accumulation methods for Aeroplan members beyond pure travel.

In 1991, with the successful launch of the CIBC Aerogold Visa card in partnership with CIBC, Aeroplan's first non-travel related partner, Aeroplan's growth began to accelerate. Between 1991 and 2000, the Aeroplan Program grew at an average of 450,000 new members per year. In 2001, as a result of the integration of Canadian Airlines' frequent flyer program, Canadian Plus, Aeroplan added approximately 845,000 new members to the Aeroplan Program.

In April 2003, Air Canada renegotiated its long-term agreement with CIBC. This renegotiation resulted in an increase in Gross Billings per Aeroplan Mile sold and also allowed for less restrictive exclusivity provisions. The agreement was assigned by Air Canada to Aeroplan in July 2004. Aeroplan and Air Canada also entered into a long-term agreement with AMEX in January 2004 in respect of the creation of the AeroplanPlus card products and inclusion of Aeroplan in AMEX's Membership Rewards® program.

Beginning in 2003, Aeroplan made a strategic shift to expand the reward portfolio by offering non-flight and specialty rewards. In April 2004, approximately 50% additional air capacity was made available for redemption through the Avenue Rewards program, and a broad range of 120 non-flight and specialty rewards were launched with the YourStyle rewards program. Today, Aeroplan's roster of non-flight rewards includes more than 600 existing specialty, merchandise, and experiential rewards, as well as hotel and car rental rewards.

Prior to 2004, 10% of the seat capacity on AC Flights was allocated to Aeroplan rewards through its ClassicFlight™ Rewards program. In April 2004, such allocation was increased to 15% under the Avenue Rewards program (which is no longer in effect). In October 2006, Aeroplan introduced ClassicPlus Flight™ Rewards. ClassicPlus Flight™ Rewards effectively replaced the Avenue Rewards product launched in April 2004. The ClassicFlight™ Reward grid has not changed and continues to be a core element of Aeroplan's value proposition to members. These rewards now represent 8% of Air Canada and Jazz Air LP (**Jazz**) seat capacity on every route, every month. ClassicPlus Flight™ Rewards were designed to improve the program's member value proposition and to offer Aeroplan members unrestricted access to available seat inventory across the Air Canada and Jazz networks in both Economy and Executive Class. ClassicPlus Flight™ Rewards are currently not available to a limited number

of destinations that do not support electronic tickets. However, electronic ticketing is now available throughout Canada and most of Air Canada's transborder and international destinations, with all destinations planned for electronic ticketing in the near future.

With ClassicPlus Flight™ Rewards, all capacity available over and above the 8% ClassicFlight™ Rewards capacity is offered to members at variable mileage levels. Aeroplan uses a new and innovative availability and booking tool to source seat inventory and to calculate redemption mileage levels on a real-time basis. The number of Aeroplan Miles required to redeem for ClassicPlus Flight™ Rewards is based on actual airline ticket prices – minus Aeroplan's negotiated discounts as the airline's largest purchaser of seats - and therefore varies in a way similar to airline pricing, depending on factors such as origin, destination, seasonality, time and day of travel.

Since 2005, Aeroplan has actively pursued opportunities to increase its Accumulation Partner base with the objective of further expanding its sources of Gross Billings. Aeroplan signed major, nationally recognized retail brand name partners such as Imperial Oil (Esso), Home Hardware, ING, Sun Life Financial, Uniprix, Primus and Groupe Dumoulin.

In late 2006, Aeroplan and CIBC announced an amendment to the CIBC Agreement to include a 50% multiplier for every dollar spent (1.5 Aeroplan Miles earned) at grocery stores, gas stations and drug stores in Canada and abroad for Aerogold cardholders.

Today, Aeroplan has over 70 Accumulation Partners, representing over 150 brands, with whom Aeroplan members can accumulate Aeroplan Miles.

Overview

Aeroplan is Canada's premier loyalty marketing company. Aeroplan provides its Accumulation Partners with loyalty marketing services to attract and retain customers and to stimulate demand for these partners' products and services. Aeroplan's objective is to offer (i) its Accumulation Partners superior value relative to other marketing alternatives through access to Aeroplan's member base, and (ii) the design and execution of marketing programs aimed at increasing revenue, market share, and customer loyalty.

The Aeroplan Program is one of Canada's longest standing loyalty programs. It was founded in 1984 by Air Canada, Canada's largest domestic and full-service international airline, to manage the airline's frequent flyer program. Aeroplan benefits from its unique strategic relationship with Air Canada in addition to its contractual arrangements with leading Commercial Partners including AMEX, CIBC, Home Hardware, Imperial Oil (Esso), Star Alliance® member airlines and numerous hotel chains and car rental companies.

Aeroplan offers its over four million active members the ability to accumulate Aeroplan Miles throughout its Accumulation Partner network through purchases of products and services. Aeroplan sells loyalty marketing services, including Aeroplan Miles, to its extensive network of Accumulation Partners, representing brands in credit and charge card, airline, and other industries. Today, credit and charge card partners generate the majority of Aeroplan's Gross Billings. Once members have accumulated a sufficient number of Aeroplan Miles, they can redeem through Aeroplan such Aeroplan Miles for air travel and other attractive rewards offered by Aeroplan's Redemption Partners. Upon the redemption of Aeroplan Miles by its members, Aeroplan incurs the cost to acquire the desired reward.

The following charts illustrate the number of Aeroplan Miles issued and redeemed on an annual basis since 2003.

Annual Number of Aeroplan Miles Issued



90
80
70
60
50
40
30
20
10
0
Billions of Miles
2003
2004
2005
2006
2007

Annual Number of Aeroplan Miles Redeemed



70
60
50
40
30
20
10
0
Billions of Miles
2003
2004
2005
2006
2007

For the year ended December 31, 2007, Aeroplan generated Gross Billings of $952.2 million. Aeroplan's top three Accumulation Partners were responsible for 89% of Gross Billings for the year ended 2007.

The following chart illustrates Gross Billings generated by Aeroplan for the years ended December 31, 2003, 2004, 2005, 2006 and 2007.

Gross Billings from the Sale of Aeroplan Miles



1000
800
600
400
200
0
$ millions
2003
2004
2005
2006
2007

Reported amounts for Aeroplan's total revenue for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 were $380.1 million, $518.0 million, $639.9 million, $769.4 million and $906.4 million, respectively. In addition, reported amounts for Aeroplan's operating income for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, were $84.0 million, $100.5 million, $101.9 million, $140.5 million and $189.7 million, respectively. The following charts illustrate Aeroplan's total revenue and operating income for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 and the increasing impact over time of the higher proportion of Aeroplan Miles issued and redeemed by Aeroplan on or after January 1, 2002.

Total Revenue


1000
800
600
400
200
0
$ millions
2003
2004
2005
2006
2007

Operating Income


200
150
100
50
0
$ millions
2003
2004
2005
2006
2007

Reported amounts for Aeroplan's net income for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, were $80.2 million, $100.8 million, $100.3 million, $143.5 million and $197.6 million, respectively. The following chart illustrates Aeroplan's net income for the years ended December 31, 2003, 2004, 2005, 2006 and 2007.

Aeroplan's Net Income


250
200
150
100
50
0
$ millions
2003
2004
2005
2006
2007

Recent Management Initiatives

Since Aeroplan's establishment as a wholly-owned limited partnership of Air Canada on January 1, 2002, management has initiated a number of significant changes aimed at improving its operations and achieving growth in profitability. Most notably, management implemented the initiatives described below.

Member Services

Between 2006 and 2007, calls handled at Aeroplan's contact centres were up 6% on a year-to-year basis with 3.8 million calls being processed and the average transaction time for calls handled at the contact centres was increased by 4%, from 9.9 minutes per call to 10.3 minutes. The launch of ClassicPlus Flight™ Rewards at the end of October 2006 has contributed to the increase in the number of calls handled and the increased complexity of member requests has resulted in an increase of the average transaction time for calls handled.

Aeroplan's customer service levels meet and frequently exceed industry standards in its comparative groups. With the launch of www.aeroplan.com in May 2002, Aeroplan invested significantly in the progressive development of its online presence, products and services. In 2005, a redesigned online redemption tool was launched for its suite of indulgence rewards, increasing the scope of the program and significantly improving the redemption experience for members. In 2006, Aeroplan completely redesigned its website with a major focus on enhancing usability and the user experience. Aeroplan's new ClassicPlus Flight™ Rewards were also introduced online in 2006. In the past 18 months, Aeroplan has also designed and implemented direct connect car rentals and hotel reservations using state-of-the-art technology. This allows members to shop and book car or hotel rewards in one easy step, directly on www.aeroplan.com.

Since May 2002, Aeroplan has experienced growth in the adoption and use of its website which currently accounts for about 57.3% of air travel bookings and about 69% of all rewards booked (including non-air rewards). Overall, the website issued over 1.3 million rewards in 2007.

Percentage of Online Air Bookings for Selected Months

70%
60%
50%
40%
30%
20%
10%
0%

Dec 2002 Dec 2003 Dec 2004 Dec 2005 Dec 2006 Dec 2007

In addition to the development of its contact centres and the www.aeroplan.com Internet site, Aeroplan also has an interactive voice recognition system to facilitate members' access to customer services. In December 2005, Aeroplan introduced an automated speech platform to improve self-service functionality which was progressively implemented throughout 2006 and was fully deployed in 2007. These complementary channels provide Aeroplan with an effective, multiple channel customer service strategy that offers its members a variety of options to communicate with Aeroplan.

Increasing Gross Billings from Credit and Charge Card Partners

In April 2003, Air Canada renegotiated its long-term agreement with CIBC, the operator of Canada's largest retail card franchise and Aeroplan's largest source of Gross Billings. This renegotiation resulted in an increase in Gross Billings per Aeroplan Mile sold and also allowed for less restrictive exclusivity provisions. The CIBC Agreement was assigned by Air Canada to Aeroplan in July 2004. During the last quarter of 2006, Aeroplan and CIBC announced an amendment to the CIBC Agreement to include a 50% multiplier for every dollar spent (1.5 Aeroplan Miles earned) at grocery stores, gas stations and drug stores in Canada and abroad for Aerogold cardholders. Aeroplan and Air Canada also entered into a long-term agreement with AMEX in January 2004 in respect of the creation of the AeroplanPlus card products and the inclusion of Aeroplan in AMEX's Membership Rewards® program.

Acquiring Additional Capacity from Air Canada

Prior to 2004, Air Canada allocated 10% of its seat capacity to Aeroplan rewards. In April 2004, such allocation was increased to 15% under the Avenue Rewards program (which is no longer in effect). Please see the section "The Business — The Aeroplan Business — Long-Term Strategic Relationship with Air Canada — CPSA".

On October 16, 2006, in order to improve reward travel choices and provide greater flexibility to make travel arrangements, Aeroplan introduced ClassicPlus Flight™ Rewards which offer Aeroplan members unrestricted access to available seat inventory across the Air Canada and Jazz networks in both Economy and Executive Class. ClassicPlus Flight™ Rewards offer improved flexibility for reward travel, complementing Aeroplan's existing

ClassicFlight™ and exclusive Star Alliance® Flight Rewards. Together, Aeroplan's flight products provide global reward travel options to more than 890 destinations.

ClassicPlus Flight™ Rewards effectively replaced the Avenue Rewards product launched in April 2004. The existing ClassicFlight™ Rewards have not changed and continue to be a core element of Aeroplan's value proposition to members. These rewards represent 8% of Air Canada and Jazz seat capacity on every route, every month. ClassicPlus Flight™ Rewards are currently not available to a limited number of destinations that do not support electronic tickets. However, electronic ticketing is now available throughout Canada and most of Air Canada's transborder and international destinations, with all destinations planned for electronic ticketing in the near future.

With ClassicPlus Flight™ Rewards, all capacity available over and above the 8% ClassicFlight™ Rewards capacity, is offered to members at variable mileage levels. Aeroplan uses a new and innovative availability and booking tool to source seat inventory and to calculate mileage levels on a real-time basis. The number of Aeroplan Miles required to redeem for ClassicPlus Flight™ Rewards is based on actual airline ticket prices – minus Aeroplan's negotiated discounts as the airline's largest purchaser of seats – and therefore varies in a way similar to airline pricing, depending on factors such as origin, destination, seasonality, time and day of travel.

Air Canada is one of Aeroplan's top three Accumulation Partners.

Adding Accumulation Partners

Since 2005, Aeroplan has actively pursued opportunities to increase its Accumulation Partner base with the objective of further expanding its sources of revenue. Aeroplan signed major, nationally recognized retail brand name partners such as Imperial Oil (Esso), Home Hardware, ING, Sun Life Financial, Uniprix, Primus and Groupe Dumoulin. These new partners were selected from retail categories which represent substantial spending by Aeroplan's member base. Aeroplan will continue to seek to sign on and leverage highly recognizable national brand names. Aeroplan also intends to seek product categories where members can "double dip" on Aeroplan Miles. For example, if an Aeroplan member purchases gasoline at Esso using a CIBC Aerogold Visa card, such member receives Aeroplan Miles from both Esso and CIBC.

On October 15, 2007, Aeroplan and Bell Canada announced that the Aeroplan Program agreement between the parties would not be renewed upon its expiry. Bell Canada had been an Accumulation Partner since 2004. On January 18, 2008, the agreement expired in accordance with its terms and Aeroplan announced the launch of a multi-year national partnership with Primus Telecommunications Canada Inc. as a replacement Accumulation Partner in the telecommunications sector.

Diversifying Reward Portfolio

In 2007, as part of its continuing strategy to expand and diversify reward opportunities for its members, Aeroplan added many new rewards to its non-air reward portfolio which by year-end offered over 600 such rewards to members for redemption. During 2007, the Aeroplan Music Store was launched, enabling members to exchange their miles for digital music downloads. Aeroplan members' concerns over the environment and global warming prompted the launch of a collection of eco-friendly rewards. Aeroplan also offered its members the option to offset the carbon emissions of their rewards flights. Aeroplan's online booking engine was further expanded to include hotel rewards from Starwood hotels including Sheraton, Westin, Meridien, and W Hotels. Member response has been consistently positive to the increasing choice and value that non-air rewards provide.

Air travel remains the most popular reward among members, representing approximately 80% of all rewards claimed by Aeroplan members in 2007. Aeroplan issued nearly ten million air travel rewards over the last ten years, and over 1.5 million in 2007 alone.

Retail Ghost Cards

In early 2007, Aeroplan launched a new member acquisition tool in the retail sector with its partner Home Hardware, one of the largest home improvement stores in Canada with over 1,000 participating locations nationwide, as well as pharmacy partner Uniprix with over 150 participating locations. The ghost card product is a plastic Aeroplan member card with its own account number, but with no name attached. The card is packaged with

information about the Aeroplan Program and partners, and is offered by cashiers at the register for instant swiping to accrue Aeroplan Miles with their purchase. Members then register the ghost card online following their transaction to assign the card to them individually, completing the enrolment process. Extensive training, signage and collateral are implemented at the store level. As a result, Aeroplan has been able to enroll close to 300,000 members through this channel over a 12-month period, accessing a valuable market segment - the leisure and infrequent traveler.

Aeroplan's Business Model

In general terms, Aeroplan's business is based on two major streams of activity: (i) the sale of Aeroplan Miles and marketing services to Aeroplan's Accumulation Partners; and (ii) delivering rewards to Aeroplan's members through the purchase of rewards from its Redemption Partners.

Business Model

Accumulating Miles
Members use products or services and "accumulate" miles
Accumulation Partners purchase miles from Aeroplan
$
Partners
aeroplan
aeroplan
miles are deposited in Members' accounts

Redeeming Miles
Members redeem miles with Aeroplan
Aeroplan buys seats or products from Redemption Partners (air & non-air rewards)
$
aeroplan
Partners
Members benefit from Redemption Partners' services
Miles not expected to be redeemed "Breakage", estimated at 17%
+ others

Sale of Aeroplan Miles and Marketing Services to Accumulation Partners

Aeroplan derives its Gross Billings from the sale of Aeroplan Miles and marketing services to its Accumulation Partners. The marketing services consist primarily of advertising, promotion and data analytics. In addition, Aeroplan derives service fees for managing Air Canada's tier membership program for its most frequent flyers.

Members accumulate Aeroplan Miles through their purchase of products and services from an extensive network of Accumulation Partners, representing brands in credit and charge cards, airline, and other industries.

The gross proceeds received by Aeroplan at the time of sale of Aeroplan Miles to its partners, known as Gross Billings, are deferred and recognized as revenue upon the redemption of Aeroplan Miles for GAAP purposes, except for Breakage as described below. Upon the redemption of Aeroplan Miles, Aeroplan purchases airline seats or other products or services in order to deliver the reward chosen by the member. At such time, Aeroplan incurs and recognizes an expense equal to the cost of the reward, and the deferred revenue related to the Aeroplan Miles being redeemed is recognized as earned revenue from the sale of Aeroplan Miles for GAAP purposes. The other significant expenses incurred by Aeroplan include contact centre expenses and selling and administrative expenses.

Based upon past experience, management anticipates that a number of Aeroplan Miles issued will never be redeemed by members. This is known as Breakage and is presently estimated by management to be 17% of current Aeroplan Miles issued. This estimate is supported by two independent studies conducted in 2004 on behalf of Aeroplan which were updated in 2006. During 2006, in accordance with its policy to review Breakage every two years, management, assisted by independent experts, completed its review of the estimated Breakage factor used for the Aeroplan Program to determine the total number of Aeroplan Miles sold which are not expected to be redeemed, on the basis of data accumulated until the end of 2005. As these studies were based on data up to December 31,

2005, which did not take into account the impact of the ClassicPlus Flight™ Rewards program introduced in October of 2006, management, assisted by an independent firm of experts, has conducted in 2007 a Breakage review on the basis of data accumulated until the end of 2006. Based on the results of this update, the estimated Breakage factor for the Aeroplan Program remains at 17%. In addition, during 2008, management is conducting a full Breakage review, taking into consideration a full year's redemption data of ClassicPlus Flight™ Rewards and other factors. For those Aeroplan Miles that Aeroplan has estimated will never be redeemed by members, Aeroplan recognizes revenue on a straight-line basis over the average time between the issuance and redemption of an Aeroplan Mile, referred to as the life of an Aeroplan Mile which is currently estimated at 30 months.

The issuance and redemption of Aeroplan Miles are influenced by the nature and volume of Commercial Partners, the types of rewards offered, the general economic activity level and the activity level of competing loyalty marketing programs. These influences could affect redemption and Breakage rates. As of December 31, 2007, Aeroplan had approximately $1.6 billion in deferred revenue that will be recognized for GAAP purposes in the future upon the redemption of outstanding unredeemed Aeroplan Miles.

On an ongoing basis, the total estimated redemption cost for outstanding Aeroplan Miles is determined by Aeroplan as the product of (i) total outstanding number of unredeemed Aeroplan Miles on a specific measurement date net of estimated Breakage, and (ii) the average unit cost per Aeroplan Mile redeemed in the period. Given that the future unit cost per Aeroplan Mile redeemed may fluctuate, the Future Redemption Costs liability is periodically reevaluated using the average unit cost per Aeroplan Mile redeemed in the most recent period.

Service fees are charged for the sale of marketing services to Aeroplan's partners and for the management of Air Canada's frequent flyer tier membership program. In addition, Aeroplan collects various fees that may be charged to members upon redemption of Aeroplan Miles, including booking, service and administrative fees.

Redemption Rewards Purchased from Redemption Partners

Once members have accumulated a sufficient number of Aeroplan Miles, members are entitled to redeem their Aeroplan Miles from Aeroplan's reward portfolio offered through Aeroplan's Redemption Partners. Initially, these rewards were restricted to air travel. Beginning in 2003, Aeroplan made a strategic shift to expand the reward portfolio in order to directly respond to all key areas of interest of the membership. By 2005, in addition to air travel on Air Canada, Jazz and the Star Alliance® carriers, the reward portfolio included worldwide car and hotel rewards, a broad selection of brand name merchandise and unique experiential rewards.

<u>**Accumulation Partners**</u>

Aeroplan attracts and retains Accumulation Partners based on the value of (i) its member base as a target market for such Accumulation Partners, (ii) the loyalty demonstrated by Aeroplan members with their sustained purchases of partners' products and services, and (iii) the portfolio of value-added marketing services offered by Aeroplan.

Today, Aeroplan has commercial relationships with Accumulation Partners which can be divided into three main categories:

- credit and charge cards;
- airlines; and
- others.

The charts below illustrate Gross Billings in 2006 and 2007 from the sale of Aeroplan Miles by category.


2006 Gross Billings
Others
5%
Airlines
33%
Credit and
Charge
Cards
62%
2007 Gross Billings
Others
7%
Airlines
30%
Credit and
Charge
Cards
63%

Credit and Charge Cards

Overall, the credit and charge card category accounted for approximately 63% of total Gross Billings in 2007 from the sale of Aeroplan Miles to Aeroplan's three partners in this sector: CIBC, AMEX and MBNA.

CIBC. Pursuant to the CIBC Agreement, CIBC administers various Visa and other products through which Aeroplan members can accumulate Aeroplan Miles through their credit card and other spending. In exchange, Aeroplan receives Gross Billings for the Aeroplan Miles credited to participating CIBC Visa cardholders' accounts based on the value of the purchases charged to such cards and other products purchased. Members accumulate Aeroplan Miles based upon an earnings ratio specific to the particular type of card or other product for purchases charged to such card or amounts spent on other products. The CIBC Agreement has a term expiring in 2013 with renewal provisions.

Aeroplan's association with CIBC started in late 1991, with the launch of the CIBC Aerogold Visa card. Throughout this long-standing relationship, many card innovations have been implemented, enriching the portfolio with complementary products such as CIBC Aerogold Visa card for Business and CIBC AeroCorporate Visa card for business spending. Each CIBC/Aeroplan co-branded Visa card offers a unique set of features and benefits.

AMEX. Pursuant to the AMEX Agreement, AMEX administers various American Express products through which Aeroplan members can accumulate Aeroplan Miles through their card spending. In exchange, Aeroplan receives revenue for the Aeroplan Miles credited to participating AMEX cardholders' accounts based on the value of the purchases charged to such cards. Cardholders accumulate Aeroplan Miles based upon an earnings ratio specific to the particular type of card for purchases charged to such card. The AMEX Agreement has a term expiring in 2014 with renewal provisions.

AMEX currently offers three card products for consumers: AMEX AeroplanPlus, AMEX AeroplanPlus Gold and AMEX AeroplanPlus Platinum. AMEX also offers the AMEX AeroplanPlus Corporate card. Each AMEX card offers a unique set of features and benefits.

In addition, AMEX operates its own points program called Membership Rewards® that allows certain participants to convert points into Aeroplan Miles.

MBNA. On May 15, 2002, Aeroplan entered into an agreement with MBNA pursuant to which MBNA agreed to offer jointly branded Mastercard credit card products to Aeroplan members who are residents of the United States to allow those Aeroplan members to accumulate Aeroplan Miles through their credit card spending. Cardholders accumulate Aeroplan Miles based upon an earnings ratio specific to the particular card for purchases charged to such card.

Airlines

The airline category accounted for approximately 30% of total Gross Billings in 2007 from the sale of Aeroplan Miles and is comprised of approximately 30 partners, most notably Air Canada, Jazz and other Star Alliance® member airlines.

Air Canada. Air Canada, Canada's largest domestic and international full-service airline, is one of Aeroplan's leading Accumulation Partners purchasing a high volume of Aeroplan Miles annually for the purpose of awarding Aeroplan Miles to its customers. Aeroplan members can accumulate Aeroplan Miles for travel on flights operated by Air Canada and Jazz. Please see the section "The Business — The Aeroplan Business — Long-Term Strategic Relationship with Air Canada — CPSA".

Star Alliance®. Aeroplan members can accumulate Aeroplan Miles for travel on flights operated by all Star Alliance® member airlines. Air Canada is a founding member of the Star Alliance® network, the world's largest airline alliance group. Air Canada operates an extended global network in conjunction with its international partners. Since its inception in 1997, the Star Alliance® network has grown to include, as of March 2008, the following 19 airlines: Air Canada, Air China, Air New Zealand, All Nippon Airways, Asiana Airlines, Austrian Airlines, bmi, LOT Polish Airlines, Lufthansa, SAS, Shanghai Airlines, Singapore Airlines, South African Airways, Spanair, Swiss International Airlines, TAP Portugal, Thai Airways, US Airways and United Airlines. The Star Alliance® network also includes three regional members: Blue 1, Adria Airways and Croatia Airlines.

Others

This category accounted for approximately 7% of Gross Billings in 2007 from the sale of loyalty marketing services, including Aeroplan Miles.

Cars and Hotels. Many of the leading Canadian and internationally recognized car rental and hotel companies have joined the Aeroplan Program. Aeroplan's broad-reaching car rental and hotel partner network provides its members with the opportunity to accumulate Aeroplan Miles at a variety of partner locations and also the benefit of being recognized as an Aeroplan Program member when they travel domestically and internationally. In 2007, Aeroplan entered into an accumulation agreement with Barcelo Hotels and Resorts.

Consumer Products and Services. The consumer products and services sector is the newest sector to be added to the Aeroplan Program.

Aeroplan's top two partners in this sector based on Gross Billings are currently Imperial Oil (Esso) and Home Hardware. Pursuant to a Canada-wide, multi-year relationship entered into in October 2004, Aeroplan members can accumulate Aeroplan Miles on purchases of eligible products and services, including fuel and convenience items, at approximately 1,900 Esso-branded service stations.

Aeroplan launched its multi-year relationship with Home Hardware, Canada's largest independent home renovation retailer, in February 2007. Aeroplan members can accumulate one Aeroplan Mile for every $2 spent at more than 1,000 Home Hardware stores across Canada and on over 100,000 products.

Other partners in this category include Groupe Dumoulin, Pepsi QTG, Primus and Uniprix.

Members

Membership

The Aeroplan Program currently has over four million active members, consisting of those members who have completed at least one transaction (either accumulating or redeeming an Aeroplan Mile) during the last twelve months.

Pursuant to the rules and conditions relating to mileage expiry under the Aeroplan Program (the **Mileage Expiry Policy**), (i) starting January 1, 2007, Aeroplan Miles that are unused after 7 years (84-months) in a member's account will expire, and will be deducted from the total balance in the member's account. All Aeroplan Miles issued prior to January 1, 2007 are considered as having been accumulated on December 31, 2006 for the purpose of the 7

year period, resulting in a potential expiry date of December 31, 2013 and, (ii) from July 1, 2007, pursuant to the terms of the Mileage Expiry Policy, as announced in October 2006, members must transact with the Aeroplan Program, through either one accumulation or one redemption, at least once in the prior consecutive 12-month period, failing which, accumulated Aeroplan Miles in the account will be expired. Prior to July 1, 2007, Aeroplan Miles expired in those accounts that had no activity (accumulation or redemption) for the prior 36-months.

Expired Aeroplan Miles may be reinstated for an administrative fee of $30 plus $0.01 per restored Aeroplan Mile.

Communications to Members

Regular communication with individual members through newsletters and periodic special mailings is a cornerstone of the Aeroplan Program. Subsequent to the completion of a study in 2003 and 2004 on the effectiveness of its member communications, Aeroplan's portfolio of member communications and its list of strategic suppliers were revised in 2005 to offer members more choice in channels, more flexible tools and increased potential for highly targeted and relevant messages. The evolution of Aeroplan's member communication continued in 2006 with the implementation of automated marketing management tools which increased Aeroplan's capacity to accommodate the communication needs of its growing list of Commercial Partners. In addition, both on-line and off-line communication vehicles were re-designed in 2006 and deployed in 2007 in order to be better positioned to leverage Aeroplan's segmentation models and increased campaign management effectiveness.

Over 2.5 million members now receive newsletters and partner information from Aeroplan by electronic mail.

Protecting the Privacy of Aeroplan's Members

As set out in Aeroplan's privacy policy, Aeroplan is committed to protecting the personal information of its members and of foremost concern is its members' trust in Aeroplan's custodianship of their personal information. Aeroplan is committed to constant self-evaluation of its practices and procedures and to responding to members' comments in order to meet their expectations in this regard. Aeroplan collects, uses, and discloses member information to administer the Aeroplan Program and to offer its members rewards, benefits, products, goods and services under the Aeroplan Program. Aeroplan does not collect, use or disclose personal information about a member without consent except as may otherwise be permitted or required by law. Aeroplan's members may opt out of its marketing lists which are used to promote special offers from Aeroplan and its partners. Aeroplan uses contractual provisions to ensure that its Commercial Partners are bound to protect consumer privacy. Aeroplan's privacy policy is designed to meet or exceed the requirements of Canadian privacy law, including the Federal Privacy Act, and the principles set forth in the Canadian *National Standard for the Protection of Personal Information* (CAN/CSA- Q830-96). Aeroplan's Code of Ethics and Business Conduct reinforces its commitment to protecting privacy. Aeroplan's investment in this regard contributes to building corporate trust, its reputation, and brand.

<u>Operations</u>

Member Segmentation and Data Analysis

Aeroplan develops member segmentation models using its members' purchasing behaviour data. Models identify different segments of members based on key behavioural indicators including travel patterns, accumulation sources, tenure in the Aeroplan Program, and other factors. Aeroplan's communications with its members have become more relevant and meaningful to members, and the information emerging from the segmentation models drives such communications.

Aeroplan's capacity to provide targeted communications presents a value-added marketing tool to its Commercial Partners at competitive rates to alternative mass media. The objectives of such targeted communication are: (i) to increase members' spending and accumulation of Aeroplan Miles with greater number of Accumulation Partners, (ii) to accelerate the activation of new members, and (iii) to maximize the engagement of members in the Aeroplan Program by encouraging their active participation in the Aeroplan Program through accumulation and redemption.

All Accumulation Partners are given communications access to targeted members through Aeroplan's member communications, including direct mail, email and new member fulfillment materials, and Aeroplan's Internet site www.aeroplan.com. Aeroplan has specialized marketing planning and analytics expertise for each of the major industry sectors in which it has significant Accumulation Partners. Aeroplan also offers dedicated and coalition marketing promotions for Accumulation Partners which often take the form of multi-channel national campaigns, including point-of-sale promotions, national advertising and direct marketing.

Member Servicing and Distribution

Prior to 2002, Aeroplan rewards were exclusively distributed through contact centres. Since then, other channels have been developed and distribution is now handled through a combination of contact centres and Aeroplan's Internet site www.aeroplan.com. In December 2005, Aeroplan began introducing an automated speech platform to improve self-service functionality which was progressively implemented throughout 2006 and was fully deployed in July 2007. These channels provide Aeroplan with an effective distribution strategy that offers its members a variety of options when redeeming rewards.

Contact Centre Operations. There are two Aeroplan contact centres, one located in Vancouver and the other in Montreal. The contact centres are staffed by a skilled workforce who receive extensive training upon joining Aeroplan and on an ongoing basis. The Vancouver and Montreal contact centres are staffed with approximately 575 and 345 full-time equivalent agents, respectively. The centres are managed by a team of contact centre managers who are accountable for performance and continued productivity improvements.

The centres handle approximately 3.8 million calls per year, which are primarily for booking air reward redemptions. Agents' knowledge of the Aeroplan Program allows them to guide and advise members on how best to utilize the Aeroplan Program. In addition, the contact centres provide product support by answering member queries and provide administrative support for product fulfillment, including ticketing and account crediting.

Aeroplan's Website: aeroplan.com. Aeroplan's website, first introduced in 2002, now accounts for about 57.3% of all air travel rewards issued by Aeroplan. It also accounts for all non-air travel rewards issued. Over the last four years, major investments in Aeroplan's Internet site have allowed Aeroplan to offer a self-service alternative to members, to optimize communications to members, and to lower overall costs. In 2006, Aeroplan implemented the next phase of development of its Internet site, introducing enhanced user experience, a state-of-the-art booking engine with shopping cart functionality and increased on-line booking functionality. In the past 18 months, Aeroplan has also designed and implemented direct connect car rentals and hotel reservations using state-of-the-art technology. This allows members to shop and book car or hotel rewards in one easy step, directly on www.aeroplan.com.

The number of visits to *aeroplan.com* was over 20 million in 2007.

Systems and Infrastructure

Aeroplan's technology organization consists of skilled individuals with strong business knowledge. While project management, systems analysis, strategy and architecture functions are performed internally, Aeroplan relies on external technology partners to perform systems operations and applications development. All systems and infrastructure are designed to safeguard and protect Aeroplan's members' data from unauthorized access, use or disclosure.

Direct Marketing (DM) System. Aeroplan's core system is where member profile information and transactional data is managed and stored. Data is exchanged electronically through a set of predefined solutions to suit Aeroplan's partners' requirements. Connectivity to DM can be batch or real-time allowing access to up-to-the minute information. The DM system was designed by Aeroplan, providing it with a competitive advantage. The system has the ability to host multiple loyalty programs.

Business Intelligence (BI) Infrastructure. Aeroplan's business intelligence system was implemented in 2004 and uses industry leading analytical tools. It features three components providing Aeroplan and its partners significant strategic benefits:

- highly sophisticated analytical software enabling predictive modeling and trend analysis;

- on-line campaign management; and
- enterprise and partner self-service reporting, including daily and monthly accumulation reporting for financial purposes and partner verification.

Telephony. The telephone system used by Aeroplan is a highly advanced and integrated system. Together with its call forecasting and workforce management system, it maximizes use of resources available at the Vancouver and Montreal contact centres.

Long-Term Strategic Relationship with Air Canada

Aeroplan has a long-term strategic relationship with Air Canada, Canada's largest domestic and international full-service airline.

Aeroplan's strategic relationship with Air Canada results in several competitive advantages to Aeroplan, including:

- an affiliation with the strong Air Canada brand;
- Aeroplan's role as Air Canada's exclusive loyalty marketing provider based in Canada;
- attractive rates for seat capacity on the Air Canada and Jazz networks based on Aeroplan's status as Air Canada's largest customer; and
- access to Air Canada's passengers for the purposes of acquiring new Aeroplan members.

Aeroplan is a party to the following principal agreements with Air Canada: (i) an Amended and Restated Commercial Participation and Services Agreement dated June 9, 2004, as amended, including by the agreements dated May 13, 2005, October 13, 2006 and September 24, 2007 (**CPSA**); (ii) a Database Agreement dated May 13, 2005, effective January 1, 2002 (**Database Agreement**); (iii) an Amended and Restated Master Services Agreement dated May 13, 2005, effective January 1, 2005 (**MSA**); (iv) a General Services Agreement dated May 13, 2005, effective January 1, 2005 (**GSA**); and (v) Trademark License Agreements dated May 13, 2005 and November 23, 2006 (**Trademark License Agreements**).

CPSA

Pursuant to the CPSA, Aeroplan offers its ClassicFlight™ Rewards through a fixed seat capacity allocation on AC Flights, consisting of a total of 8% of the seat capacity on flights operated by Air Canada and its affiliate, Jazz, and certain other air carriers under the "AC" code at a fixed rate per mile flown. Pursuant to a September 24, 2007 amendment to the CPSA, the rates charged for such seat capacity are fixed and increase modestly on a yearly basis through the end of 2010. Thereafter, any upwards or downwards adjustments to such rates are based on an identified set of parameters. As of October 16, 2006 Aeroplan gained access to unlimited seat capacity on AC Flights with the introduction of its ClassicPlus Flight™ Rewards product, which replaced the previous Avenue Rewards product. Under these recent arrangements, no changes were made to the ClassicFlight™ Rewards terms, and Aeroplan continues to have access to 8% of the seat capacity on AC Flights at a fixed rate (subject to adjustments described above) and is able to purchase additional inventory based on published fares with a variable discount depending on fare type. Any future adjustments to this variable discount would be based on an identified set of parameters. The CPSA also provides that Aeroplan would be charged the most favorable rates charged to any other loyalty program, taking into account Aeroplan's status as the largest consumer of Air Canada's seat inventory. These new arrangements allowed Aeroplan to provide its members with significant improved access to air travel rewards.

Air Canada, including other Star Alliance® partners, is Aeroplan's largest Redemption Partner. Air Canada pays a fee to participate in the Aeroplan Program which is based on the Aeroplan Miles awarded to Air Canada customers who travel on AC Flights and is included under Gross Billings in the financial statements of Aeroplan. For 2007, 88.6% of total reported cost of rewards was paid to Air Canada, compared to 89.7% for 2006. Selling,

general and administrative expenses where Air Canada was the supplier of services represented 43% and 47.5% of total reported operating expenses for 2007 and 2006.

Aeroplan is required to purchase annually a minimum number of reward travel seats on AC Flights which number is a function of Aeroplan's consumption of seats in the three preceding calendar years. This minimum commitment amounts to $396.9 million for 2008. Moreover, Air Canada is required to purchase a minimum number of Aeroplan Miles annually.

The CPSA also provides that Aeroplan shall, in return for a service fee, manage Air Canada's frequent flyer tier membership program for Air Canada Super Elite™, Elite™ and Prestige™ customers, as well as perform certain marketing and promotion services for Air Canada, including contact centre services for the frequent flyer tier membership program.

The CPSA prevents any other transportation business that competes with Air Canada (other than Star Alliance® member airlines) from participating in the Aeroplan Program, provided that Aeroplan can have, as Commercial Partners, certain transportation companies such as car rental companies and cruise ship lines with Air Canada's prior approval (not to be unreasonably withheld). This exclusivity provision shall cease to apply if, in four consecutive quarters based on a quarterly, year-over-year comparison, a very significant decrease occurs in the total seat capacity of Air Canada and Jazz (**Air Canada Material Change**). Alternatively, Aeroplan may terminate the CPSA upon the occurrence of an Air Canada Material Change.

Air Canada is not permitted during the term of the CPSA to create or participate in any other frequent flyer program or customer loyalty recognition program other than programs with certain alliance partners who have agreed to give Aeroplan reciprocal access and internal programs that are not denominated in a reward currency, as well as certain other programs operated by third parties if particular conditions are met. This exclusivity provision shall cease to apply if, in four consecutive quarters based on a quarterly, year-over-year comparison, a very significant decrease occurs in the total number of Aeroplan Miles accumulated in the Aeroplan Program, provided that such decrease is unrelated to material reductions in the seat capacity of Air Canada and Jazz (**Aeroplan Material Change**). Alternatively, Air Canada may terminate the CPSA upon the occurrence of an Aeroplan Material Change.

Subject to the foregoing, the CPSA expires on June 29, 2020, subject to four automatic renewals of five years each, unless either party provides written notice to the other of its intention not to renew at least 12 months prior to the expiry of the initial term or the then current renewal term.

Amendment to the CPSA dated October 13, 2006

Under the CPSA, Air Canada retained responsibility for Aeroplan Miles to be redeemed from accumulations of Aeroplan Miles up to December 31, 2001. Aeroplan assumed responsibility for all Aeroplan Miles issued beginning January 1, 2002. Pursuant to the October 13, 2006 amendment to the CPSA, Aeroplan and Air Canada agreed to revise Air Canada's obligation for the cost of air rewards related to the redemption of Aeroplan Miles issued under the Aeroplan Program and earned by members prior to January 1, 2002 from 103.4 to 112.4 billion Aeroplan Miles.

Amendment to the CPSA dated September 24, 2007

Aeroplan and Air Canada entered into an amendment to the CPSA on September 24, 2007 relating to fixed capacity redemption rates to be paid by Aeroplan, in connection with airline seat redemptions, for the period beginning January 1, 2008 through to December 31, 2010. The rates for such seat capacity are fixed and increase modestly on a yearly basis through the end of 2010. The outcome falls within the pre-established contractual parameters and is in line with Aeroplan's business expectations.

Database Agreement

Pursuant to the Database Agreement, Aeroplan manages Air Canada's passenger information database. The Database Agreement allows Aeroplan to access and use the Air Canada database information for statistical purposes, as well as for revenue generating and general marketing purposes by using such information to conduct market research for other Aeroplan partners who are not in direct competition with Air Canada. Moreover, Air Canada is entitled to access and use the Aeroplan database information for certain limited purposes, including pre-approved

targeted marketing activities. The access and usage by each of Aeroplan and Air Canada is subject to adherence to any applicable confidentiality restrictions and pre-established fees based on information access or use, which fees are invoiced on a quarterly basis and are subject to revision annually. During 2007, no fees were billed or paid under the Database Agreement.

The Database Agreement expires on June 29, 2020. In addition, the Database Agreement automatically terminates in the event that the CPSA is terminated.

MSA

Pursuant to the MSA, Air Canada has agreed to provide certain services to Aeroplan in return for a fee based on Air Canada's fully allocated cost of providing such services to Aeroplan plus a mark-up to reflect overhead and administrative costs. For 2007, such fees were calculated based on Air Canada's fully allocated cost of providing the services, plus a pre-determined mark-up to reflect overhead and administrative costs. The services contemplated by the MSA provide Aeroplan with infrastructure support and are mostly administrative in nature, including information technology, human resources and accounting. The most significant services relate to information technology whereby Aeroplan benefits from agreements signed by Air Canada with various suppliers as well as Air Canada's internal information technology resources.

Aeroplan may elect to terminate any services under the MSA (without terminating the whole MSA) or the entire MSA, upon six months' prior written notice. Air Canada may elect to terminate any services under the MSA (without terminating the whole MSA) or the entire the MSA, upon 18 months' prior written notice. These termination rights do not exist with regard to the information technology services provided pursuant to the MSA as those services shall only be terminated contemporaneously with the termination of the agreements between Air Canada and each of IBM and Bell Canada.

In all events of termination, Aeroplan benefits from certain transition obligations to be provided by Air Canada.

GSA

The GSA provides Aeroplan with the services of a group of unionized contact centre employees of Air Canada. Aeroplan must reimburse Air Canada for all costs, including salary and benefits, related to the contact centre employees on a fully allocated basis. With regard to the shortfall in the pension plan maintained by Air Canada which covers, among other things, these contact centre employees, Aeroplan has agreed to pay an amount not to exceed $11.3 million for the period beginning on December 31, 2007 and ending on December 31, 2013, to compensate Air Canada for contact centre employees' share of the unfunded Air Canada pension liability. The GSA has an indefinite term but it can be terminated, subject to certain conditions, by either party upon six months' prior written notice. Please see the section "Employees".

Trademark License Agreement dated May 13, 2005

Air Canada granted Aeroplan LP a royalty-free, non-exclusive, non-sublicensable, non-assignable right to use certain trademarks registered by Air Canada around the world which incorporate the Air Canada name, and/or Air Canada's roundel design, solely in association with the Aeroplan Program. The Trademark License Agreement dated May 13, 2005 can be terminated in the event the CPSA is terminated.

Trademark License Agreement dated November 23, 2006

Aeroplan LP granted Air Canada a royalty-free, non-exclusive, non-sublicensable, non-assignable right to use certain trademarks registered by Aeroplan LP around the world which incorporate the Aeroplan LP name, and/or other trademarks, solely in association with the loyalty marketing program operated by Aeroplan, the management of Air Canada's tier program for frequent travelers and scheduled and charter air transportation services. The Trademark License Agreement dated November 23, 2006 can be terminated in the event the CPSA is terminated.

THE LMG BUSINESS

Business Overview

LMG is primarily engaged in the operation of multi-partner coalition loyalty programs and the provision of related analytical services to retailers and their suppliers. LMG currently operates in the following principal areas:

- the Nectar Program;
- Insight & Communication; and
- Rewards Management Middle East Limited.

LMG also owns the worldwide rights, trademarks and other intellectual property of the Air Miles brand and receives royalty income from these assets.

The Nectar Program is the United Kingdom's leading coalition loyalty program. It was launched in September 2002 and enables its over 10 million active members to earn Nectar Points for making everyday household purchases at leading retailers and service providers. Current Accumulation Partners include household names such as American Express, BP, EDF Energy, Ford and Sainsbury's Members can then redeem Nectar Points with Redemption Partners for rewards ranging from merchandise and shopping discounts to flights and admissions to leisure attractions. The Nectar Program enables Accumulation Partners to improve customer loyalty, influence customer buying behaviour, improve marketing effectiveness and obtain customer data and analytics. Redemption Partners are able to access a discrete distribution channel and a large pool of Nectar members.

The Insight & Communication business was established in 2007 to provide analytical services to retailers and their suppliers. The business combines customer data, usually, but not exclusively, generated through a loyalty card program, and electronic point of sale data generated when specific goods and services are purchased including their price, location and time of purchase. This data is then analysed and the insight generated used to enhance decision making in the pricing, ranging, assortment, supply and promotion of products for resale by large retail companies.

RMMEL manages loyalty programs under the Air Miles Shopping Rewards Trademark. RMMEL operates in Middle Eastern markets, principally the United Arab Emirates, Bahrain and Qatar. The RMMEL business model is very similar to that of the Nectar Program. Commercial Partners in the program include domestic businesses such as Damas and the grocery retailer, Spinney's, as well as international companies such as HSBC, Bridgestone, Adidas and Hertz. On January 17, 2008 LMG increased its interest in RMMEL from the 20% held as at December 31, 2007 to 60%.

Nectar Program

History of the Nectar Program

The original loyalty program in the United Kingdom was Green Shield Stamps, which gained widespread popularity in the 1970's. The 1980's witnessed the rise of international airline frequent flyer programs, notably the introduction of the American Airlines Advantage and United Airlines Mileage Plus programs. Air Miles was founded in 1988 and launched as a paper based coalition program involving multiple retailers and service companies. In 1990, British Airways adopted Air Miles as its frequent flyer program.

Air Miles broadened the appeal of loyalty programs for frequent shoppers by offering consumers the opportunity to earn travel rewards from shopping at major retailers and/or using major service providers. Over time, the growing popularity of these programs led retailers to build their own proprietary loyalty offerings including Tesco Clubcard, Boots Advantage and Homebase Spend and Save.

Until the launch of the Nectar Program in September 2002, the United Kingdom consisted primarily of stand-alone consumer loyalty programs operated by individual retailers (other than the Air Miles Program). Many of these models required substantial infrastructure, marketing investments and costs to provide limited value to

customers and therefore resulted in limited consumer behaviour change. In addition, many of the companies operating stand-alone loyalty programs did not maximise the potential of the customer data they collected. This was because they did not have the necessary database design or functionality, the expertise to effectively mine and analyse the data or the budget required to action the data collected. Consumers were required to join multiple programs in order to earn rewards across a wide selection of household spend resulting in a cumbersome and fragmented proposition which required carrying numerous cards in one's purse or wallet. Furthermore, any one in-house, stand-alone loyalty program only addresses a small fraction of total household expenditure and therefore limited the opportunities to collect and redeem points of meaningful value in any single program.

In September 2002, LMG introduced the Nectar Program to address this consumer and retailer need by creating a new coalition-based approach to customer loyalty in the United Kingdom. This model allows a consumer to collect and redeem Nectar Points across a wide network of Accumulation Partners which cover a significant proportion of household spending categories and offers a variety of reward opportunities. The Nectar Program launched with four Accumulation Partners, including Sainsbury's and BP. As part of the launch, the launch partners terminated their participation in their existing loyalty programs and encouraged members of their existing loyalty programs to register with Nectar and in the case of Sainsbury's, members of its existing loyalty program were able to convert their outstanding points in Sainsbury's existing program into Nectar Points. The Nectar Program has rapidly grown into the leading coalition loyalty program in the United Kingdom. This benefit enables LMG to capture a large portion of total household expenditure, to facilitate greater attainability of rewards for consumers and to increase customer loyalty.

Overview

The Nectar Program enables its members to earn Nectar Points for making everyday household purchases at 13 market leading Accumulation Partners. Current Accumulation Partners include household names such as American Express, BP, EDF Energy, Ford and Sainsbury's, all of whom have entered into long-term contracts with LMG. With most Accumulation Partners, members earn two Nectar Points for every £1 spent. Members can then redeem these Nectar Points with Redemption Partners for rewards ranging from merchandise and shopping discounts to flights and admissions to leisure attractions.

LMG updates members regularly on their Nectar Points balance and also communicates tailored marketing offers through direct to home mailings and email. LMG manages approximately 300 million communications to members each year.

LMG enables participating Accumulation Partners to improve customer loyalty, influence customer buying behaviour, improve marketing effectiveness and obtain customer data and analytics at a lower cost than can be provided through an in-house single participant loyalty program. Redemption Partners are able to access a discrete distribution channel and a large pool of Nectar members.

LMG earns the majority of its Gross Billings by receiving a marketing service fee from its Accumulation Partners for each Nectar Point issued to members. Accumulation Partners, generally have long-term contracts containing minimum commitments. When members redeem Nectar Points for rewards, LMG pays Redemption Partners for services provided to LMG a fee equivalent to the agreed cost of those rewards.

Operating costs, not included in the cost of providing rewards, include the maintenance of the systems used to manage Nectar Points balances and securely hold customer data, marketing costs such as advertising and communications, employee costs and contact centre costs.

Nectar has rapidly emerged as the United Kingdom's leading coalition loyalty program with over 10 million active members. In order to drive member interest and engagement, LMG focuses on five key program drivers:

- the number of members registering in Nectar;
- frequency of card usage (activation);
- the number of Accumulation Partners that a member visits in a given period;

- the number of Nectar Points a member earns; and

- redemption behaviour including the number of Nectar Points a member uses for specific rewards, the frequency of redemption and the level of members' understanding of the redemption process and portfolio.

These indicators provide management with important information on the spending behaviour of members and the health of Nectar more generally.

LMG also operates "Nectar business", a business-to-business loyalty program which enables small and medium sized businesses to collect Nectar Points. These Nectar Points can be earned across a range of consumer and dedicated business-to-business Accumulation Partners and redeemed for rewards in a similar manner using Nectar Redemption Partners.

An internet shopping portal, Nectar e-Stores, was launched in October 2005. This portal offers members the opportunity to earn Nectar Points on purchases from over two hundred online businesses, including Amazon, ebay, Dell, Apple and United Kingdom domestic retailers covering an extensive range of consumer spending. There are over one million unique users of nectar.com each month and over 350,000 members have purchased through Nectar e-Stores.

Recent Initiatives

More recently, Nectar has extended the reach of its brand through increasing its direct-to-consumer relationships. During 2007, LMG launched Nectar Wineclub where members can earn Nectar Points when purchasing wine, Nectar Books where members can redeem Nectar Points for the latest book releases and mobile2points where Nectar Points are earned when mobile phones are recycled.

Accumulation Partners

The Nectar Program includes 13 Accumulation Partners as well as a growing list of leading Accumulation Partners to small businesses. These household names include American Express, BP, EDF Energy, Ford and Sainsbury's, all of whom have entered into long-term contracts generating minimum annual Gross Billings. LMG has targeted these leading market players to develop a broad network to quickly attract and retain active and engaged members.

The contracts which form the basis of each Accumulation Partner's participation in the Nectar Program all contain the following characteristics:

- Long-term in nature (i.e., generally at least two years in length);

- Annual minimum financial commitments; and

- Annual, RPI linked program support fees.

These contract terms result in predictable and recurring cash flow to LMG. In general, contracts prevent an Accumulation Partner from participating in competitive programs and provide the Accumulation Partner with the exclusive right to issue Nectar Points within its category, use the Nectar brand in its marketing activities and identify other Nectar members who are currently not its own customers via Nectar's marketing initiatives. The Nectar database, together with other intellectual property used to operate Nectar, is owned exclusively by LMG.

LMG continues to seek opportunities to secure new long-term Accumulation Partner commitments while maintaining high contract renewal rates on favourable terms. To the extent possible, the contract term of Accumulation Partner agreements are staggered in order to minimise concurrent contract renewal negotiations.

Redemption Partners

Members have the opportunity to redeem rewards across a wide spectrum of goods and services. LMG contracts with a wide network of Redemption Partners who can broadly be divided into three categories:

In Store Discounts: Members can redeem Nectar Points to receive immediate discounts upon making a purchase at various retail locations. Significant retail suppliers include Sainsbury's and Argos.

Entertainment and Gifts: Members can redeem Nectar Points for discounts and gifts from various entertainment and lifestyle-oriented suppliers such as theme parks, concerts, video rental and cinema tickets. Significant suppliers of entertainment and gifts include Blockbuster and Vue Cinemas.

Travel and Leisure: Members can redeem Nectar Points for more traditional rewards such as flights and hotel reservations. eBookers, the online travel company provides a comprehensive fulfilment system to LMG allowing members to search for flights and hotels online and complete transactions using Nectar Points or part Nectar Points and cash in real-time.

Operations

Systems and Database Management: LMG has utilised its past experience in building loyalty programs to design and build a modern, proprietary, loyalty database system which is robust, reliable and scalable. LMG continually invests in its technology platform for the benefit of its Commercial Partners and members. LMG's technology infrastructure is also portable and can be used to launch programs in new geographic markets and to provide outsourced services to customers interested in launching or managing their own loyalty programs.

LMG has contracted with Infosys Technologies to develop Nectar's comprehensive dedicated technology platform. The system was delivered prior to the launch of Nectar in September 2002, and continues to be maintained by internal IT specialists as well as on-going support from Infosys Technologies. The system is hosted by SAVVIS, a leading provider of data hosting services and is supported by back-up and recovery systems. There is ongoing investment in the platform, which is regularly upgraded and enabled with new analytical tools. As a result, management believes its platform is among the most sophisticated in the industry.

Print and Production: For the first Points Update Mailings, LMG outsourced the process of sourcing and production to a leading direct marketing agency. However, during 2003, these processes were brought in-house with LMG providing print, ready data to suppliers sourced directly. Since 2004, LMG has worked with a variety of suppliers across Europe including some market leaders (*e.g.* Mohn). This has enabled it to develop a range of innovative, personalized, alternative formats for communicating with members. Data processing is achieved through an in-house and outsource approach, which capitalizes on the data knowledge and quality initiatives led by LMG and the processing software and know-how of mailing houses. By directly managing these aspects of the business, LMG maintains full control over the process and consistently achieves cost reduction in the average cost of each communication.

Registration and Fulfilment: In addition to the Points Update Mailing, the print and production function is responsible for sourcing all materials and production of registration kits. Registration and fulfilment consist primarily of registration of new collectors and replacement of lost, stolen or damaged cards. A key tag product was launched in 2006 and this has been issued to high worth members showing the best demographic fit to this product.

Contact Centres: LMG's telephone, email, webchat and mail interactions with members are handled though outsourced contact centres operated by Sitel. The call centre handles all member service inquiries and certain redemption reward bookings. Approximately 75% of the call volumes are handled at the offshore site in Mumbai, India; these are predominantly administrative in nature. The balance are handled in the United Kingdom at the Sitel site in Newcastle and include more complex complaint and redemption calls plus email, web chat and mail responses.

Insight & Communication

LMG established its Insight & Communication business in 2007 to provide analytical services to retailers and their suppliers enabling them to gain a competitive advantage by making more effective decisions based on

in-depth understanding of their customers' shopping behaviour. The business combines customer data, usually, but not exclusively, generated through a loyalty card program, and electronic point of sale data generated when specific goods and services are purchased including their price, location and time of purchase at retailers till points. This data is then analysed and the insight generated used to enhance decision making in the pricing, ranging, assortment, supply and promotion of products for resale by large retail companies.

Over the last year, LMG has developed a world class analytics tool – "Self Serve" – to commercialize the customer data to the shared benefit of the retailer and supplier. Both of these parties can analyze the shopping behaviour of consumers to provide accurate and detailed category management capabilities and targeted marketing communications; all of which are designed to improve retail sales performance. Through the mutual transfer of skills, expertise and best practices, it is expected that Aeroplan will also have a unique opportunity to leverage this data analytics expertise in Canada as part of its expansion initiative to drive future growth.

LMG also provides analytical services to retail suppliers to help them better understand the performance of their products compared to competing consumer brands and assist them further in new product development, product supplies and marketing communications.

RMMEL – Air Miles in the Middle East

On January 17, 2008, LMG increased its interest in RMMEL from the 20% held at December 31, 2007 to 60%.

RMMEL was established by members of the LMG management team in 2001 in the United Arab Emirates and operates a loyalty program under the Air Miles Shopping Reward trademark. The business model is very similar to that of Nectar. Members earn points when they spend money on household purchases, general consumer goods and services and also when they pay for these goods and services using credit and debit cards. Accumulation Partners in the program include domestic businesses such as Damas and the grocery retailer, Spinney's, as well as international companies such as HSBC, Bridgestone, Adidas and Hertz.

RMMEL has expanded since its launch and now operates an Air Miles Shopping Reward branded loyalty program in Bahrain and Qatar as well as continuing to operate in the United Arab Emirates. During 2007 RMMEL commenced the provision of additional services to HSBC's 'MyRewards' credit card points programs in Eqypt, Lebanon, Oman and Jordan.

RMMEL has been licensed the rights to use intellectual property of Air Miles to develop and operate loyalty programs across the Middle East region.

LOGOS AND TRADEMARKS

Management believes that its trademarks are important to its competitive position. Aeroplan LP owns many registered trademarks, including, without limitation, registrations for the following trademarks in Canada: Aeroplan, Aéroplan, AeroCorporate, AéroEntreprise, Aeroplan Plus, Aéroplan Plus, Aerogold, Aéro Or and Aeromove. Air Canada has granted Aeroplan LP a license to use the Air Canada trade name and the Air Canada trademarks, including Air Canada® and Air Canada Roundel®, solely in connection with Air Canada's participation in the Aeroplan Program. Please see the section "The Business — The Aeroplan Business — Long-Term Strategic Relationship with Air Canada".

LMG is the registered owner of the following trademarks in the United Kingdom and/or the European Community: the word marks "Nectar", "LMG", "LMUK", "LMS" and "LMI", in addition to the Nectar logo, Nectar card, LMG, LMUK, LMS and LMI logos. The Nectar word, logo and card are also registered in Japan, USA and Australia. The Nectar card is registered as an EU Registered Community Design. In addition LMG is the registered owner of the Air Miles, Air Miles Travel the World and Air Miles Shopping Rewards word marks and logos in various countries and has granted licences to use such marks in Canada, USA, Holland, Spain and the Middle East.

The Fund's intangible assets are an important part of its business. It benefits from the goodwill established for its brand names and protects its proprietary information, including its trademarks and database, through trademark laws, contractual provisions and confidentiality procedures. Employees, service providers and

Commercial Partners are contractually bound to protect the Fund's proprietary information in order to control access to and the distribution of any such information.

COMPETITION

Aeroplan generally competes with other forms of marketing services, including advertising, promotions and other loyalty incentives, both traditional and on-line, for a portion of a client's total marketing budget. In addition, Aeroplan competes against proprietary loyalty programs developed by Aeroplan's existing and potential Commercial Partners. Aeroplan's principal competitors in Canada include the Air Miles™ program, frequent flyer programs operated by airlines, and loyalty programs operated by consumer products and services retailers, credit and charge card institutions including RBC Avion™, and gasoline retailers.

Similarly, LMG generally competes with other forms of marketing services, including advertising, promotions and other loyalty incentives, both traditional and on-line, for a portion of a client's total marketing budget. With over 10 million active members, Nectar is the leading loyalty program in the United Kingdom. The rest of the market is largely fragmented as the vast majority of loyalty programs in the United Kingdom represent single retailer in-house programs (the main one being Boots' Advantage card). LMG's principal competitors which operate coalition loyalty programs are Tesco and the Air Miles™ program.

For each of Aeroplan's and LMG's marketing services, it is expected that competition will remain intense in the respective markets. In addition, competitors of the Aeroplan and Nectar Programs may target their Accumulation Partners and members as well as draw rewards from Redemption Partners. The ability to generate Gross Billings from Accumulation Partners will depend on their ability to differentiate themselves through the products and services offered and the attractiveness of the programs to members. The continued attractiveness of the programs will depend in large part on the ability to remain affiliated with Commercial Partners that are valuable to members and to offer rewards that are both attainable and attractive to members. For database marketing services, the ability to continue to capture detailed transaction data on members is critical to providing effective customer relationship management strategies for Accumulation Partners.

REGULATORY

Privacy

A number of privacy laws have been enacted in Canada. Aeroplan has a privacy policy which is designed to meet or exceed the requirements of Canada's federal private sector privacy legislation, *the Personal Information Protection and Electronic Documents Act* (Canada) (**Federal Privacy Act**). The Federal Privacy Act governs the collection, use and disclosure of personal information in the course of commercial activities. Pursuant to the Federal Privacy Act, organizations may collect, use or disclose personal information only for purposes that a reasonable person would consider appropriate in the circumstances. Furthermore, the knowledge and consent of the individual are required for the collection, use or disclosure of his or her personal information except in certain circumstances as set out in the Federal Privacy Act. Québec, Alberta and British Columbia also have private sector privacy legislation and that legislation has been declared substantially similar to the Federal Privacy Act. Management believes that its privacy policy and practices comply with the applicable law. Please see the section "The Business — The Aeroplan Business — Members — Protecting the Privacy of Aeroplan's Members".

The Data Protection Act and various statutory instruments give effect in United Kingdom law to the EC Directive 94/46/EC. The Data Protection Act requires LMG, as a business which handles personal information, to comply with data protection principles which make sure that personal information is: fairly and lawfully processed, processed for limited purposes, adequate, relevant and not excessive, accurate and up to date, not kept for longer than is necessary, processed in line with the individual's rights, secure and not transferred to other countries without adequate protection. The Data Protection Act also provides individuals with important rights, including the right to find out what personal information is held on computer and most paper records. The Information Commissioner's Office is the independent public body set up in the United Kingdom to protect personal information and has legal powers (including the power to issue information and enforcement notices, conduct audits and prosecute offenders) to ensure that organisations comply with the requirements of the Data Protection Act. LMG has registered with the Information Commissioner's Office in the United Kingdom as required by the Data Protection Act. Management believes that LMG's Policy on Privacy and Data Protection, cookie policy and practices comply with the applicable law.

<u>Canadian Transportation Agency</u>

The CTA has ruled that air traveler loyalty programs, such as the Aeroplan Program, are subject to the requirements of the *Canada Transportation Act* and its regulations as such programs are considered terms and conditions of carriage. The CTA has broad powers to regulate terms and conditions of carriage, including the power to suspend, disallow or substitute the terms or conditions of carriage that it finds do not comply with the requirements of the *Canada Transportation Act* or its regulations.

EMPLOYEES

Aeroplan has offices in Montreal, Vancouver and Toronto, with approximately 920 full-time equivalent contact centre agents and approximately 260 management employees.

The Montreal offices serve as Aeroplan's headquarters and house one of its contact centres, with approximately 345 full-time equivalent contact centre agents. Aeroplan's Vancouver offices house Aeroplan's second contact centre with approximately 575 full-time equivalent contact centre agents. The Toronto office serves as Aeroplan's base for commercial development of the Aeroplan Program.

The contact centre agents are currently employees of Air Canada. Access to such employees is provided to Aeroplan pursuant to the GSA. While the contact centre agents are covered by the terms and conditions of a collective agreement between Air Canada and the CAW effective August 7, 2003 and expiring on May 31, 2009, Aeroplan supervises this sub-set of the larger bargaining unit. Please see the section "The Business — The Aeroplan Business — Long-Term Strategic Relationship with Air Canada".

Management resources across Aeroplan are primarily concentrated on commercial functions (marketing, Commercial Partner and business development), comprising over 30% of the management employees. Contact centre management represents the next largest group with approximately 30%, followed by technology and other corporate functions at approximately 20% and 15%, respectively.

LMG has offices in London and Amsterdam, with an average of 190 employees throughout 2007. The London office serves as LMG's head office where all but two employees are located. LMG has no contact centre employees as these services are provided by a third party outsource provider.

LMG's employees are spread over six functional areas, with around 30% in operations (including 13% in information technology), 20% in client management, 12% each in marketing and corporate services (comprising finance, legal and human resources). The first employee joined the newly formed Insight & Communication division in August 2007 which, together with the existing LMG insight team, grew to just over 20% of total staff by the end of 2007. The balance comprises LMG's international development arm.

DEBT FINANCING

On June 29, 2005, concurrently with the closing of the Initial Public Offering, Aeroplan LP entered into a credit agreement (**Existing Credit Facilities** and, together with the Redemption Reserve Term Loan, collectively the **Credit Facilities**) comprising of a $300 million (or the U.S. dollar equivalent thereof) term credit facility (**Term Facility**), a $100 million (or the US dollar equivalent thereof) acquisition facility (**Acquisition Facility**) and a $75 million (or the U.S. dollar equivalent thereof) revolving credit facility (**Revolving Facility**). The Existing Credit Facilities were subsequently amended by an amendment No. 1 to credit agreement, dated as of December 23, 2005, an amendment No. 2 to credit agreement, dated as of August 26, 2006 and, concurrently with the closing of the Redemption Reserve Term Loan, an amendment No. 3 to credit agreement (**Amendment No. 3**), dated as of December 19, 2007.

The Existing Credit Facilities are provided by a syndicate of lenders (**Existing Lenders**) with the Royal Bank of Canada acting as the administrative agent. Amendment No. 3 provides for, inter alia: (i) the creation of an additional term credit facility in the amount of Cdn.$168 million (**Additional Term Facility**) and the reduction of the Term Facility (i.e. existing) in a corresponding amount; and (ii) an increase to the Revolving Facility up to $150 million. Each of the facilities under the Existing Credit Facilities will mature on December 19, 2010.

The Term Facility was available in one drawdown on the closing of the Initial Public Offering to fund a portion of the Aeroplan Miles Redemption Reserve and certain capital expenditures in the aggregate amount of $7 million, with the remainder available to repay the Acquisition Promissory Note. The Acquisition Facility is available for multiple drawings to fund permitted acquisitions. Under the Revolving Facility, up to $25 million was available on the closing of the Initial Public Offering for general corporate and working capital purposes with the balance fully available thereafter. A swingline facility of up to $5 million is also available as a sub-component of the Revolving Facility for cash management and working capital purposes.

As at December 31, 2007, Cdn.$132 million are drawn under the Term Facility, Cdn.$100 million are drawn under the Acquisition Facility, Cdn.$168 million are drawn under the Additional Term Facility and Cdn.$40 million are drawn under the Revolving Facility. A substantial part of this drawing is expected to be repaid by the end of 2007.

The Redemption Reserve Term Loan provides for a Cdn.$300 million senior secured bridge credit facility (**Bridge Facility**).

The Redemption Reserve Term Loan is provided by a syndicate of lenders (**2007 Lenders**) with the Royal Bank of Canada acting as the administrative agent. Unless prepaid in advance in accordance with the terms of the Redemption Reserve Term Loan, the Bridge Facility matures on June 19, 2009 and it may, under certain conditions, be extended, first, to December 19, 2009 and then, partially, to June 19, 2010.

The Bridge Facility was made available for the sole purpose of financing the Aeroplan Miles Redemption Reserve to an amount equal to Cdn. $400 million (when combined with borrowings of Cdn.$100 million under the Existing Credit Facilities) and was fully drawn on December 19, 2007.

Each Credit Facility is secured by, *inter alia*, substantially all of the present and future assets of Aeroplan LP, subject to: (i) certain permitted encumbrances, and (ii) an intercreditor agreement entered into on December 19, 2007 between the Existing Lenders and the 2007 Lenders, to which, inter alia, Aeroplan LP has intervened.

Aeroplan LP's obligations in respect of each Credit Facility are guaranteed by the Trust, Aeroplan GP, Aeroplan Holdings UK Limited, Aeroplan Acquisition UK Limited, LMG, Loyalty Management Services Limited, Loyalty Management UK Limited and Loyalty Management Group Analytics Limited. As security for its guarantee obligations, the Trust provided security over all of its present and future assets, including a pledge of all securities held by the Trust in Aeroplan LP and Aeroplan GP. As security for its guarantee obligations, Aeroplan GP provided a pledge of all securities held by Aeroplan GP in Aeroplan LP.

Each Credit Facility contains customary representations and warranties and is subject to customary terms and conditions (including, positive, negative and financial covenants and a regime of events of default) for facilities of this nature and size, including limitations on the payment of distributions (see below) and the incurrence of debt.

Each Credit Facility includes certain covenants limiting the aggregate amount of distributions by Aeroplan LP to holders of record of LP Units exceeding the aggregate Distributable Cash of Aeroplan LP during the applicable period. Distributions by Aeroplan LP and certain of its subsidiaries are also prohibited upon the occurrence and continuance of an event of default under the Credit Facilities.

AEROPLAN MILES REDEMPTION RESERVE

At the closing of the Initial Public Offering, Aeroplan established a reserve (**Aeroplan Miles Redemption Reserve**) to fund a portion of management's estimate of the Future Redemption Costs in respect of unredeemed Aeroplan Miles outstanding at the closing of the Initial Public Offering. The Aeroplan Miles Redemption Reserve is available to be used to supplement cash flow generated from operations in order to pay for rewards in the event of unusually high redemption activity.

The Aeroplan Miles Redemption Reserve was initially based on a portion of the estimated Future Redemption Costs of Aeroplan Miles outstanding at the closing of the Initial Public Offering. At the closing of the Initial Public Offering, $400 million was deposited in the Aeroplan Miles Redemption Reserve account, funded from the net proceeds of the Initial Public Offering and from a drawdown on the Term Facility. As at December 31, 2007, the Aeroplan Miles Redemption Reserve amounted to $400 million, representing 34.6% of the Future

Redemption Cost liability. To date, Aeroplan has not had to use the funds held in the Aeroplan Miles Redemption Reserve.

In accordance with its investment policy, Aeroplan LP invests the Aeroplan Miles Redemption Reserve and excess cash, included in short-term investments and cash and cash equivalents in commercial paper or corporate bonds with a minimum rating of R-1 (high) or AA(low) and term deposits, subject to certain thresholds to reduce undue exposure to any one issuer.

Interest or other income earned in connection with the investment of amounts held in the Aeroplan Miles Redemption Reserve account accrues to the benefit of Aeroplan and does not increase the total amount held in the Aeroplan Miles Redemption Reserve account.

In connection with the operation of the Aeroplan Miles Redemption Reserve, management may seek such advice and retain such experts as management may deem prudent or as otherwise may be required by applicable securities laws.

OTHER

Facilities

Aeroplan

Aeroplan rents from Air Canada 40,902 square feet of office space and contact centres space located at the Vancouver International Airport at 6001 Grant McConachie, Richmond, British Columbia. Aeroplan rents 104,623 square feet of office space and contact centres space at 5100 de Maisonneuve Boulevard West, Montreal, Québec and 11,255 square feet of office space at 50 Bay Street, Toronto, Ontario.

The lease for the Montreal premises is at market rates for a five-year term commencing on January 1, 2004, with certain renewal and expansion rights. In January 2008, Aeroplan gave notice to the landlord under this lease of its intention to renew the lease for an additional three-year term beyond the current lease expiry date of December 31, 2008.

The lease for the Vancouver premises is at market rates for a five-year term commencing on January 1, 2004, with certain expansion rights.

The lease for the Toronto premises was entered into at market rates as of January 1, 2008 for a five-year term, with certain renewal and expansion rights.

LMG

LMG leases 23,767 square feet of office space located at 3rd Floor, 80 Strand, London, WC2. The lease expires on February 25, 2016, subject to a break option enabling LMG to terminate the lease on July 23, 2013, provided LMG gives the landlord 12 months notice. The lease is at market rates. In addition, LMG leases 196.8 square feet of office space located at Papelaan 85-W, 2252 EG Voorschoten, Netherlands. The lease commenced on January 1, 2005, and continues for successive one-year periods unless terminated by LMG on six months notice.

Environmental

The Fund operations do not create environmental consequences, and the Fund has not identified any existing or potential environmental hazards at any of its leased facilities, nor has it received any inquiry or notice that has resulted, or may reasonably be expected to result in, actual or potential proceedings, claims, lawsuits or losses related to environmental liabilities.

Litigation

From time to time, the Fund becomes involved in various claims and litigation as a result of carrying on its business. While the final outcome thereof cannot be predicted, based on the information currently available,

management believes the resolution of current pending claims and litigation, other than the LMG VAT litigation described below, will not have a material impact on its financial position and results of operations.

VAT Appeal

LMG has been in litigation with HMRC since 2003 relating to the VAT treatment of the Nectar Program as it applies to the deductibility of input tax credits in the remittance of VAT owed, and has paid an assessed amount of £13.8 million ($27.1 million).

LMG appealed to the VAT and Duties Tribunal and won. HMRC then appealed to the High Court which found in favour of HMRC. LMG, in turn, appealed to the Court of Appeal, who issued a judgement in favour of LMG on October 5, 2007 requiring the refund of the assessed amount and confirming LMG's eligibility to deduct input tax credits in the future. As a result of this event, an amount receivable of £13.8 million ($27.1 million) was recorded in the accounts at December 31, 2007, and subsequently collected in January 2008.

HMRC has sought leave to appeal the Court of Appeal's decision to the House of Lords. The hearing on whether to grant leave to appeal is scheduled for April 3, 2008 and, until the outcome is known, it is unclear whether leave will be granted by the House of Lords and whether LMG will have to repay amounts awarded under the October 5, 2007 judgement.

An amount of £27.1 million ($53.7 million) from the acquisition price of LMG has been placed in escrow as contingent consideration, payable to former shareholders of LMG pending the outcome of LMG's outstanding VAT litigation.

DESCRIPTION OF THE FUND

GENERAL

The Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario pursuant to the Fund Declaration of Trust. The Fund qualifies as a mutual fund trust for the purposes of the Tax Act. The following is a summary of the material attributes and characteristics of the Units and certain provisions of the Fund Declaration of Trust, which summary does not purport to be complete. Reference is made to the Fund Declaration of Trust for a complete description of the Units and the full text of its provisions.

ACTIVITIES OF THE FUND

The Fund Declaration of Trust provides that the Fund is restricted to:

(i) acquiring, investing in, transferring, disposing of, and otherwise dealing with securities issued by the Trust or a wholly-owned subsidiary of the Fund which is a *Canadian corporation* (within the meaning of the Tax Act) (**ExchangeCo**);

(ii) temporarily holding cash in interest-bearing accounts, short-term government debt or short-term investment grade corporate debt for the purposes of paying the expenses and liabilities of the Fund, paying amounts payable by the Fund in connection with the redemption of any Units or other securities of the Fund and making distributions to Unitholders;

(iii) issuing Units or securities convertible into Units, including for the following purpose of (i) obtaining funds to conduct the activities of the Fund. including raising funds for acquisition (ii) satisfying non-cash distributions to Unitholders, (iii) implementing any unitholder rights plan, unit purchase plans, distribution reinvestment plans, incentive option plans or other compensation plans, if any, established by the Fund, or (iv) giving effect to the rights of exchange under the Investor Liquidity Agreement;

(iv) issuing debt securities (including debt securities convertible into or exchangeable for Units or other securities of the Fund) or otherwise borrowing and mortgaging, hypothecating, pledging, charging, granting a security interest in or otherwise encumbering any of its assets as security;

(v) guaranteeing the payment of any indebtedness, liability or obligation of Aeroplan LP, Aeroplan GP or their respective subsidiaries or the performance of any obligation of any of them, and mortgaging, hypothecating, pledging, charging, granting a security interest in or otherwise encumbering all or any part of its assets as security for such guarantee, and subordinating its rights under the Trust Notes to other indebtedness, in each case to the extent permitted under the Tax Act;

(vi) disposing of any part of the assets of the Fund;

(vii) purchasing securities pursuant to any issuer bid made by the Fund;

(viii) satisfying the obligations, liabilities or indebtedness of the Fund; and

(ix) undertaking all other usual and customary actions for the conduct of the activities of the Fund in the ordinary course as are approved by the Trustees from time to time, or as are contemplated by the Fund Declaration of Trust,

provided that the Fund will not undertake any activity, take any action, omit to take any action or make or retain any investment which would result in the Fund not being considered a "mutual fund trust" for purposes of the Tax Act, or would result in the Units being treated as "foreign property" for the purposes of the Tax Act.

UNITS

An unlimited number of Units may be issued pursuant to the Fund Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains (other than net realized capital gains allocated and distributed to redeeming Unitholders) or other amounts, and in the net assets of the Fund in the event of termination or winding-up of the Fund.

All Units are of the same class with equal rights and privileges, are not subject to future calls or assessments, and entitle the holders thereof to one vote for each whole Unit held at all meetings of Unitholders.

Except as set out under "Redemption at the Option of Unitholders" below, the Units have no conversion, retraction, redemption or pre-emptive rights.

ISSUANCE OF UNITS

The Fund Declaration of Trust provides that the Units or rights to acquire Units may be issued at the times, to the persons, for the consideration and on the terms and conditions that the Trustees determine, including pursuant to any unitholder rights plan, distribution reinvestment plan, unit purchase plan or any incentive option or other compensation plan established by the Fund. Units may also be issued in satisfaction of any non-cash distribution of the Fund to Unitholders on a pro rata basis to the extent that the Fund does not have available cash to fund such distributions. The Fund Declaration of Trust also provides, unless the Trustees determine otherwise, that immediately after any pro rata distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will automatically be consolidated such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the non-cash distribution, except where tax was required to be withheld in respect of the Unitholder's share of the distribution. In this case, each certificate, if any, representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation. Where amounts so distributed represent income, non-resident holders will be subject to withholding tax and the consolidation will not result in such non-resident Unitholders holding the same number of Units. Such non-resident Unitholders will be required to surrender the certificates, if any, representing their original Units in exchange for a certificate representing their post-consolidation Units.

TRUSTEES

The Fund has a minimum of three Trustees and a maximum of ten Trustees, the majority of whom must be residents of Canada (within the meaning of the Tax Act). The Trustees are to supervise the activities, and manage the affairs of, the Fund. Roman Doroniuk, Joanne Ferstman and John Forzani are the trustees of the Fund.

The Fund Declaration of Trust provides that, subject to its terms and conditions, the Trustees have full, absolute and exclusive power, control and authority over the trust assets and over the affairs of the Fund to the same extent as if the Trustees were the sole and absolute legal and beneficial owners of the trust assets and supervise the investments and conduct the affairs of the Fund. Subject to such terms and conditions, the Trustees are responsible for, among other things:

- acting for, voting on behalf of and representing the Fund as a holder of Trust Units and Trust Notes;
- maintaining records and providing reports to Unitholders;
- supervising the activities and managing the investments and affairs of the Fund;
- effecting payments of distributions from the Fund to Unitholders, subject to certain limitations;
- voting in favour of the Fund's nominees to serve as trustees of the Trust;
- investing funds of the Fund; and
- issuing Units or securities convertible into or exchangeable for Units.

Any one or more of the Trustees may (i) resign upon 30 days' written notice to the Fund, unless such resignation would cause the number of remaining Trustees to be less than a quorum, in which case the resignation is effective only upon the appointment of a successor trustee, or (ii) be removed by an Ordinary Resolution of the Unitholders. The vacancy created by the removal or resignation may be filled at the same meeting or failing which, it may be filled by the affirmative vote of a quorum of the Trustees.

Trustees are appointed at each annual meeting of Unitholders to hold office for a term expiring at the close of the next annual meeting. A quorum of the Trustees, being the majority of the Trustees then holding office, provided that a majority of the Trustees comprising such quorum shall not be non-residents for purposes of the Tax Act, may fill a vacancy in the Trustees, except a vacancy resulting from a failure of the Unitholders to elect the required number of Trustees. In the absence of a quorum of Trustees, or if the vacancy has arisen from a failure of the Unitholders to elect the required number of Trustees, the Trustees will promptly call a special meeting of the Unitholders to fill the vacancy. If the Trustees fail to call that meeting or if there are not Trustees then in office, any Unitholder may call the meeting. The Trustees may, between annual meetings of Unitholders, appoint one or more additional Trustees to serve until the next annual meeting of Unitholders, but the number of additional Trustees shall not at any time exceed one-third of the number of Trustees who held office at the expiration of the immediately preceding annual meeting of Unitholders.

The Fund Declaration of Trust provides that the Trustees shall act honestly and in good faith with a view to the best interests of the Fund and in connection with that duty exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Fund Declaration of Trust provides that each Trustee is entitled to indemnification from the Fund in respect of the exercise of the Trustee's power and the discharge of the Trustee's duties, provided that the Trustee acted honestly and in good faith with a view to the best interests of all the Unitholders or, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the Trustee had reasonable grounds for believing that his/her conduct was lawful.

CASH DISTRIBUTIONS

The Fund intends to make monthly distributions of its available cash to the extent possible to Unitholders, within 15 days of the end of each month, after receiving equivalent distributions from its subsidiaries. Such monthly cash distributions will be made to Unitholders of record on the last business day of each month, and consist of Distributable Cash less estimated cash amounts required for expenses and other obligations of the Fund, including any tax liability, and cash redemptions of Units.

In addition, on December 31 of each year, the Fund shall make payable to the Unitholders, and such Unitholders will have an enforceable right to payment (either in cash, in Units or otherwise) on such date, of a distribution of income and net realized capital gains for such year which are in excess of monthly distributions during such year, as the Trustees may determine, to ensure that the Fund does not have an income tax liability under Part I of the Tax Act.

Any income of the Fund which is applied to any cash redemptions of Units or is otherwise unavailable for cash distribution shall, to the extent necessary to ensure that the Fund does not have an income tax liability under Part I of the Tax Act, be distributed to Unitholders in the form of additional Units. Those additional Units shall be issued under exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

The Fund intends to make monthly cash distributions to Unitholders of record on the last business day of each month, and the distributions are paid no later than the last business day of the following month.

Holders of Units who are non-residents of Canada (as defined in the Tax Act) are required to pay all withholding taxes payable in respect of any distributions of income by the Fund, whether those distributions are in the form of cash or additional Units. Non-residents should consult their own tax advisors regarding the tax consequences of investing in the Units.

REDEMPTION AT THE OPTION OF UNITHOLDERS

Units are redeemable at any time on demand by the holders thereof. As the Units were issued in book-entry form, a Unitholder who wishes to exercise the redemption right is required to obtain a redemption notice form from the Unitholder's investment dealer who will be required to deliver the completed redemption notice form to the Fund at its head office and to CDS. Upon receipt of the redemption notice by the Fund, all rights to and under the Units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive a price per Unit (**Redemption Price**) equal to the lesser of:

(i) 90% of the "market price" of a Unit calculated as of the date on which the Units were surrendered for redemption (**Redemption Date**); and

(ii) 100% of the "closing market price" on the Redemption Date.

For purposes of this calculation, the "market price" of a Unit as at a specified date, will be:

(iii) an amount equal to the volume weighted average trading price of a Unit on the principal exchange or market on which the Units are listed or quoted for trading during the period of ten consecutive trading days ending on such date;

(iv) an amount equal to the volume weighted average of the closing prices of a Unit on the principal exchange or market on which the Units are listed or quoted for trading during the period of ten consecutive trading days ending on such date, if the applicable exchange or market does not provide information necessary to compute a volume weighted average trading price; or

(v) if there was trading on the applicable exchange or market for fewer than five of the ten trading days, an amount equal to the volume weighted average of the following prices established for each of the ten consecutive trading days ending on such date: the volume weighted average of the last bid and last asking prices of the Units for each day on which there was no trading; the volume closing price of the Units for each day that there was trading if the exchange or market provides a

closing price; and the volume weighted average of the highest and lowest prices of the Units for each day that there was trading, if the market provides only the highest and lowest prices of Units traded on a particular day.

The "closing market price" of a Unit for the purpose of the foregoing calculations, as at any date, will be:

(i) an amount equal to the volume weighted average trading price of a Unit on the principal exchange or market on which the Units are listed or quoted for trading on the specified date if the principal exchange or market provides information necessary to compute a volume weighted average trading price of the Units on the specified date;

(ii) an amount equal to the closing price of a Unit on the principal market or exchange, if there was a trade on the specified date and the principal exchange or market provides only a closing price of the Units on the specified date;

(iii) an amount equal to the simple average of the highest and lowest prices of the Units on the principal market or exchange, if there was trading on the specified date and the principal exchange or market provides only the highest and lowest trading prices of the Units on the specified date; or

(iv) the simple average of the last bid and last asking prices of the Units on the principal market or exchange, if there was no trading on the specified date.

The aggregate Redemption Price payable by the Fund in respect of all Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment no later than the last day of the month following the month in which the Units were tendered for redemption, provided that the entitlement of Unitholders to receive cash upon the redemption of their Units is subject to the limitations that:

(i) the total amount payable by the Fund in respect of those Units and all other Units tendered for redemption in the same calendar month shall not exceed $50,000, provided that the Trustees may, in their sole discretion, waive this limitation in respect of all Units tendered for redemption in any calendar month;

(ii) at the time the Units are tendered for redemption, the outstanding Units shall be listed for trading on a stock exchange or traded or quoted on another market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Units; and

(iii) the normal trading of Units is not suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any market on which the Units are quoted for trading) on the Redemption Date or for more than five trading days during the 10-day trading period ending on the Redemption Date.

If a Unitholder is not entitled to receive cash upon the redemption of Units as a result of one or more of the foregoing limitations, then each Unit tendered for redemption shall, subject to any applicable regulatory approvals (which the Fund shall use reasonable commercial efforts to obtain forthwith), be redeemed by way of a distribution *in specie*. In such circumstances, Series 1 Trust Notes and Trust Units of a value as determined by the Trustees equal to the Redemption Price will be redeemed by the Trust in consideration of the issuance to the Fund of Series 3 Trust Notes and Series 2 Trust Notes, respectively. The Series 2 Trust Notes and the Series 3 Trust Notes will then be transferred to ExchangeCo, in exchange for Series 2 Exchange Notes and Series 3 Exchange Notes, respectively. The Series 2 Exchange Notes and Series 3 Exchange Notes will have terms similar to the Series 2 Trust Notes and Series 3 Trust Notes, respectively, except that the interest rates on the Series 2 Exchange Notes and Series 3 Exchange Notes will be 0.05% less than the interest rates on the Series 2 Trust Notes and Series 3 Trust Notes. The Exchange Notes will then be distributed in satisfaction of the Redemption Price. No fractional Exchange Notes in integral multiples of less than $100 will be distributed and, where the number of securities to be received by a Unitholder includes a fraction or a multiple less than $100, that number shall be rounded to the next lowest whole number or integral multiple of $100 and the balance shall be paid by cheque. The Fund will be entitled to all interest paid or accrued and unpaid on the Trust Notes and the distributions paid on the Trust Units on or before the date of the distribution *in specie*. Where the Fund makes a distribution *in specie* of a *pro rata* number of securities on the redemption of Units of a Unitholder, the Trustees currently intend to make payable and designate to that Unitholder

any income or capital gain realized as a result of any disposition of property by the Fund undertaken to facilitate the redemption of the Unitholder's Units.

It is anticipated that the redemption right described above will not be the primary mechanism for holders of Units to dispose of their Units. Exchange Notes which may be distributed *in specie* to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in Exchange Notes and they may be subject to resale restrictions under applicable securities laws. Exchange Notes so distributed may not be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act (together, **Plans**), depending on the circumstances at the time.

REPURCHASE OF UNITS

The Fund is allowed, from time to time, to purchase Units for cancellation in accordance with applicable securities legislation and the rules prescribed under applicable stock exchange or regulatory policies. Any such repurchase shall constitute an "issuer bid under" Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements thereof.

MEETINGS OF UNITHOLDERS

The Fund Declaration of Trust provides that meetings of Unitholders shall be called and held annually for the election of Trustees, the presentation of the audited financial statements and the appointment of auditors of the Fund. The Fund Declaration of Trust provides that the Unitholders shall be entitled to pass resolutions that will bind the Trustees only with respect to:

- the election or removal of Trustees;
- the election or removal of nominees of the Fund chosen by the Unitholders to serve as trustees of the Trust (except filling casual vacancies);
- the appointment or removal of the auditors of the Fund;
- the appointment of an inspector to investigate the performance by the Trustees in respect of their respective responsibilities and duties in respect of the Fund;
- the approval of amendments to the Fund Declaration of Trust (but only in the manner described below under "Amendments to the Fund Declaration of Trust");
- the termination of the Fund;
- the sale of all or substantially all of the assets of the Fund;
- the exercise of certain voting rights attached to the securities of the Trust held by the Fund (as set out under "Description of the Fund — Exercise of Certain Voting Rights Attached to Securities of the Trust" below);
- the ratification of any unitholder rights plan, distribution reinvestment plan, distribution reinvestment and Unit purchase plan, Unit option plan or other compensation plan contemplated by the Fund Declaration of Trust requiring Unitholder approval;
- the dissolution of the Fund prior to the end of its term; and
- any other matters required by securities law, stock exchange rules or other applicable laws or regulations to be submitted to Unitholders for their approval,

provided that the Unitholders shall not pass any resolution that would cause the Fund or the Trust to breach the terms of the Investor Liquidity Agreement or the Securityholders' Agreement.

No other action taken by Unitholders or any other resolution of the Unitholders at any meeting shall in any way bind the Trustees.

A resolution electing or removing nominees of the Fund to serve as trustees of the Trust (except filling casual vacancies) or with respect to the exercise of certain voting rights attached to the securities of the Trust held by the Fund, and a resolution appointing or removing the Trustees or the auditors of the Fund must be passed by a simple majority of the votes cast by Unitholders. The balance of the foregoing matters must be passed by a Special Resolution.

A meeting of Unitholders may be convened at any time and for any permitted purpose by the Trustees and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5% of the Units then outstanding by a written requisition. A requisition must state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of the Unitholders either in person or by proxy and a proxy holder need not be a Unitholder. Two persons present in person or represented by proxy and representing in total at least 10% of the votes attached to all outstanding Units will constitute a quorum for the transaction of business at all meetings.

The Fund Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.

LIMITATION ON NON-RESIDENT OWNERSHIP

In order for the Fund to maintain its status as a mutual fund trust under the Tax Act, the Fund must not be established or maintained primarily for the benefit of non-residents of Canada within the meaning of the Tax Act. Accordingly, for so long as is required by the Tax Act to meet such test, the Fund Declaration of Trust provides that at no time may non-residents of Canada be the beneficial owners of more than 49.9% of the Units. This 49.9% limitation will be applied with respect to the issued and outstanding Units on both (i) a non-diluted basis and (ii) a fully-diluted basis calculated on the assumption that any Units issuable at the time of calculation to ACE Aviation pursuant to the Investor Liquidity Agreement have been issued and are held by ACE Aviation.

If at any time, the Trustees, in their sole discretion, determine that it is advisable and in the best interests of the Fund to act so that the Fund continues to qualify as a mutual fund trust for purposes of the Tax Act, the Trustees may take one or more actions including the following:

- the Trustees may perform residency searches of Unitholder and beneficial Unitholder mailing address lists and take such other steps specified by the Trustees, at the cost of the Fund, to determine or estimate, to the extent practicable, the residence of the beneficial owners of Units;

- the Trustees may require declarations as to the jurisdictions in which beneficial owners of Units are resident or declarations from Unitholders as to whether such Units are held by or for the benefit of beneficiaries (**Non-Resident Beneficiaries**) that are non-residents of Canada (**Non-Residents**);

- the Trustees, following the issuance of a public announcement to such effect, may refuse to accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration that the person is not a Non-Resident (or, in the discretion of the Trustees, that the person is not a Non-Resident Beneficiary) and does not hold his or its Units for a Non-Resident Beneficiary;

- the Trustees may place such other limits on Unit ownership by Non-Residents as the Trustees may deem necessary in their sole discretion, including unilaterally altering the limit on Non-Resident ownership above, to the extent required, in the opinion of the Trustees, to maintain the Fund's status as a mutual fund trust; and

- if, notwithstanding the foregoing, the Trustees, in their sole discretion, determine that further action is required so that the Fund continues to qualify as a mutual fund trust for purposes of the Tax Act, the Trustees may send a notice to such Unitholders, chosen in inverse order to the order of acquisition or registration or in such manner as the Trustees may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not more than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustees with satisfactory evidence that they are not Non-Residents and do not hold their Units for the benefit of Non-Resident Beneficiaries within such period, the Trustees may sell such Units on behalf of such Unitholders, and in the interim, the voting and distribution rights attached to such Units shall be suspended. Upon such sale, the affected holders shall cease to be Unitholders and their rights shall be limited to receiving the net proceeds of sale.

In any situation where it is unclear whether Units are held for the benefit of Non-Resident Beneficiaries, the Trustees may exercise their discretion in determining whether such Units are or are not so held.

Management regularly monitors the level of Non-Resident ownership of the Fund through declarations obtained from market intermediaries. Given the limitations in the securities registration system and the lack of any process for real-time residency information to flow to the trustee and transfer agent, the Fund is of the view that the periodic declarations received from various market intermediaries are currently the most appropriate method of determining the residency status of its Unitholders. Based on information obtained from market intermediaries, the Fund estimates that as of December 31, 2007, 43% of its outstanding Units were held by Non-Residents.

As part of its strategy to maximize shareholder value, ACE Aviation has publicly stated its intent to divest of its remaining stake in the Fund. Should an important number of ACE Aviation's Units be ultimately held by Non-Residents, the risk that the measures described above would have to be implemented significantly increases.

In addition, as a result of the current level of Non-Resident ownership in the Fund approaching the 49.9% threshold and the risk that it may ultimately reach or exceed such level either as a result of additional Units being purchased on the public markets or otherwise by Non-Residents, and in order to ensure that the Fund's capital structure is efficient and that Unitholder value is being maximized, the Trustees and the Board of Directors have requested that management retain financial advisors to conduct an in-depth analysis to consider a potential reorganization of the Fund's income trust structure to a corporate structure. Please see "General Development of the Business – History".

AMENDMENTS TO THE FUND DECLARATION OF TRUST

The Fund Declaration of Trust contains provisions that allow it to be amended or altered from time to time by the Trustees with the consent of the Unitholders by a Special Resolution.

The Trustees, at their discretion and without the approval of the Unitholders, shall be entitled to make certain amendments to the Fund Declaration of Trust, including amendments:

(i) which are required for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Fund, including ensuring that the Fund continues to qualify as a "mutual fund trust" and the Units do not constitute "foreign property", each within the meaning of the Tax Act;

(ii) which provide additional protection or added benefits for the Unitholders, provided that the Trustees receive a legal opinion from counsel to this effect;

(iii) to remove any conflicts or inconsistencies in the Fund Declaration of Trust or to make minor corrections which are necessary or desirable and not prejudicial to the Unitholders; and

(iv) which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws.

Notwithstanding the previous sentence, the Trustees may not amend the Fund Declaration of Trust in a manner which would result in (a) the Fund failing to qualify as a "mutual fund trust" under the Tax Act or (b) the Units being treated as "foreign property" for the purposes of the Tax Act.

TERM OF THE FUND

The Fund has been established for a term ending 21 years after the date of death of the last surviving descendant of Her Majesty, Queen Elizabeth II, alive on May 12, 2005. On a date selected by the Trustees which is not more than two years prior to the expiry of the term of the Fund, the Trustees are obligated to commence to wind-up the affairs of the Fund so that it will terminate on the expiration of the term. At any time prior to the expiry of the term of the Fund, the Unitholders may by Special Resolution require the Trustees to commence the termination, liquidation or winding-up of the affairs of the Fund.

The Fund Declaration of Trust provides that, upon being required to commence the termination, liquidation or winding-up of the affairs of the Fund, the Trustees will give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Units for cancellation and the date at which the register of Units will be closed. After the date the register is closed, the Trustees shall proceed to wind up the affairs of the Fund as soon as may be reasonably practicable and for such purpose shall, subject to any direction to the contrary in respect of a termination authorized by a resolution of the Unitholders, sell and convert into money the Trust Units, the Trust Notes and all other assets comprising the Fund in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Fund. After paying, retiring, discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Fund and providing for indemnity against any other outstanding liabilities and obligations, the Trustees shall, subject to obtaining all necessary regulatory approvals, distribute the remaining part of the proceeds of the sale of the Trust Units, the Trust Notes and other assets together with any cash forming part of the assets of the Fund among the Unitholders in accordance with their *pro rata* interests. If the Trustees are unable to sell all or any of the Trust Units, the Trust Notes or other assets which comprise part of the Fund by the date set for termination, the Trustees may distribute the remaining Trust Units, the Trust Notes or other assets *in specie* directly to the Unitholders in accordance with their *pro rata* interests subject to obtaining all required regulatory approvals.

TAKE-OVER BIDS

The Fund Declaration of Trust contains provisions to the effect that if a take-over bid is made for the Units and not less than 90% of the Units (including securities convertible into Units in accordance with the Investor Liquidity Agreement but other than Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Unitholders who did not accept the take-over bid on the terms on which the offeror acquired Units from Unitholders who accepted the take-over bid.

EXERCISE OF CERTAIN VOTING RIGHTS ATTACHED TO SECURITIES OF THE TRUST

The Fund Declaration of Trust provides that, subject to the Securityholders' Agreement and the Aeroplan LP Partnership Agreement, the Fund shall not vote any securities of the Trust held by the Fund to authorize any transaction which is adverse to the Unitholders including, among other things:

- any sale, lease or other disposition of all or substantially all of the assets of the Trust or Aeroplan LP except in conjunction with an internal reorganization of the Trust or Aeroplan LP;
- any amalgamation, arrangement or other merger of the Trust or Aeroplan LP with any other entity, except in conjunction with an internal reorganization of the Trust or Aeroplan LP;
- any material amendment to the Trust Note Indenture other than in contemplation of a further issuance of Trust Notes to the Fund that are identical in all respects to the Trust Notes issued in connection with the Initial Public Offering or in conjunction with an internal reorganization of the Trust or Aeroplan LP;

- the winding-up or dissolution of the Trust or Aeroplan LP prior to the end of the term of the Fund; or
- any material amendment to the constating documents of the Trust or Aeroplan LP to change the authorized share capital or partnership interests which may be prejudicial to the Fund.

without the authorization of the Unitholders by a Special Resolution at a meeting of Unitholders called for that purpose.

INFORMATION AND REPORTS

The Fund shall furnish to Unitholders, in accordance with applicable securities laws, all consolidated financial statements of the Fund (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation.

Prior to each meeting of Unitholders, the Trustees shall provide to the Unitholders (along with notice of the meeting) a form of proxy and all information as is required by applicable law and by the Fund Declaration of Trust to be provided to Unitholders.

Furthermore, the Trustees are required to file insider reports and comply with insider trading provisions under applicable Canadian securities legislation in respect of trades made by such persons in Units, and the rules under securities legislation regarding governance shall be applied to Aeroplan GP and its Board of Directors.

BOOK-ENTRY SYSTEM

Registration of interests in and transfers of the Units are generally made through a book-based system administered by CDS (**Book-Entry System**). Units may be purchased, transferred and surrendered for redemption through a participant in the CDS depository service (**CDS Participant**). All rights of Unitholders must be exercised through, and all payments or other property to which such Unitholder is entitled shall be made or delivered by, CDS or the CDS Participant through which the Unitholder holds such Units. Upon a purchase of any Units, the Unitholder shall receive only a customer confirmation from the registered dealer which is a CDS Participant and from or through which the Units are purchased. References in this Annual Information Form to a Unitholder means, unless the context otherwise requires, the owner of the beneficial interest in such Units.

The Fund has the option to terminate registration of the Units through the Book-Entry System in which case certificates for the Units in fully registered form would be issued to beneficial owners of such Units or their nominees.

CONFLICTS OF INTEREST RESTRICTIONS AND PROVISIONS

The Fund Declaration of Trust contains "conflict of interest" provisions that serve to protect Unitholders without creating undue limitations on the Fund. The Fund Declaration of Trust contains provisions, similar to those contained in the CBCA, that require each Trustee to disclose to the Fund, as applicable, any interest in a material contract or transaction or proposed material contract or transaction with the Fund, or the fact that such person is a director or officer of, or otherwise has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Fund. In any case, a Trustee who has made disclosure to the foregoing effect is not entitled to vote on any resolution to approve the contract or transaction unless the contract or transaction is one relating primarily to (i) his remuneration as a Trustee or officer of the Fund, as applicable, (ii) insurance or indemnity, or (iii) a contract or transaction with the Trust.

RIGHTS OF UNITHOLDERS

The rights of the Unitholders are established by the Fund Declaration of Trust. Although the Fund Declaration of Trust confers upon a Unitholder many of the same protections, rights and remedies as an investor would have as a shareholder of a corporation governed by the CBCA, there do exist significant differences.

Many of the provisions of the CBCA respecting the governance and management of a corporation have been incorporated in the Fund Declaration of Trust. For example, Unitholders are entitled to exercise voting rights in respect of their holdings of Units in a manner comparable to shareholders of a CBCA corporation and to elect Trustees and auditors. The Fund Declaration of Trust also includes provisions modeled after comparable provisions of the CBCA dealing with the calling and holding of meetings of Unitholders and Trustees, the quorum for and procedures at such meetings and the right of Unitholders to participate in the decision-making process where certain fundamental actions are proposed to be undertaken. The matters in respect of which Unitholder approval is required under the Fund Declaration of Trust are generally less extensive than the rights conferred on the shareholders of a CBCA corporation, but effectively extend to certain fundamental actions that may be undertaken by the Fund's subsidiary entities. These Unitholder approval rights are supplemented by provisions of applicable securities laws that are generally applicable to issuers (whether corporations, trusts or other entities) that are "reporting issuers" or the equivalent or listed on the TSX.

The Fund Declaration of Trust contains provisions, similar to those contained in the CBCA, that require each Trustee or officer of the Fund to disclose to the Fund, as applicable, any interest in a material contract or transaction or proposed material contract or transaction with the Fund, or the fact that such person is a director or officer of, or otherwise has a material interest in, any person who is a party to a contract or transaction or proposed contract or transaction with the Fund. In any case, a Trustee or officer of the Fund who has made disclosure to the foregoing effect is not entitled to vote on any resolution to approve the material contract or transaction unless the material contract or transaction is one relating primarily to (i) his remuneration as a Trustee or officer of the Fund, (ii) insurance or indemnity or (iii) a transaction with the Trust.

Unitholders do not have recourse to a dissent right under which shareholders of a CBCA corporation are entitled to receive the fair value of their shares where certain fundamental changes affecting the corporation are undertaken (such as an amalgamation, a continuance under the laws of another jurisdiction, the sale of all or substantially all of its property, a going private transaction or the addition, change or removal of provisions restricting (i) the business or businesses that the corporation can carry on or (ii) the issue, transfer or ownership of shares). As an alternative, Unitholders seeking to terminate their investment in the Fund are entitled to redeem their Units, as described under "Description of the Fund — Redemption at the Option of Unitholders". Unitholders similarly do not have recourse to the statutory oppression remedy that is available to shareholders of a CBCA corporation where the corporation undertakes actions that are oppressive, unfairly prejudicial or disregarding the interests of securityholders and certain other parties.

Shareholders of a CBCA corporation may also apply to a court to order the liquidation and dissolution of the corporation in those circumstances, whereas Unitholders could rely only on the general provisions of the Fund Declaration of Trust which permit the winding up of the Fund with the approval of a Special Resolution of the Unitholders. Shareholders of a CBCA corporation may also apply to a court for the appointment of an inspector to investigate the manner in which the business of the corporation and its affiliates is being carried on where there is reason to believe that fraudulent, dishonest or oppressive conduct has occurred. The Fund Declaration of Trust allows Unitholders to call meetings to consider the appointment of an inspector to investigate the Trustees' performance of their responsibilities and duties, but this process would not be subject to court oversight or assure the other investigative procedures, rights and remedies available under the CBCA. The CBCA also permits shareholders to bring or intervene in derivative actions in the name of the corporation or any of its subsidiaries, with the leave of a court. The Fund Declaration of Trust does not include a comparable right of the Unitholders to commence or participate in legal proceedings with respect to the Fund.

ACE Aviation exercised its right on March 3, 2006, March 31, 2006, December 28, 2006, January 10, 2007, and March 14, 2007 under the Investor Liquidity Agreement to exchange its LP Units and Aeroplan GP common shares into Units. ACE Aviation also made special distributions of Units to its shareholders of record on the close of business on March 3, 2006, January 10, 2007, March 14, 2007 and May 24, 2007, and closed a secondary offering of Units on October 22, 2007. Consequently, as at March 28, 2008, ACE held 40,292,088 Units, representing 20.1% of the Units issued and outstanding. Please see the sections "General Development of the Business — History" and "Investor Liquidity and Securityholders' Agreements — First Amendment to the Securityholders' Agreement".

DESCRIPTION OF THE TRUST

The Trust Declaration of Trust contains provisions substantially similar to those of the Fund Declaration of Trust relating to the Fund. The principal differences between the Trust Declaration of Trust and the Fund Declaration of Trust are those described below. The description below is a summary only and is qualified in its entirety by reference to the text of the Trust Declaration of Trust and the Fund Declaration of Trust.

GENERAL

The Trust is an unincorporated, open-ended trust established under the laws of the Province of Ontario pursuant to the Trust Declaration of Trust. The Trust has a minimum of three and a maximum of ten Trust's Trustees, the majority of whom must be residents of Canada (within the meaning of the Tax Act). Its activities are restricted to, among other things:

(i) investing in securities, including those issued by Aeroplan LP and Aeroplan GP;

(ii) issuing Trust Units;

(iii) issuing debt securities, including the Trust Notes;

(iv) redeeming Trust Units;

(v) purchasing securities issued by the Trust;

(vi) guaranteeing the obligations of Aeroplan LP, or any affiliate of the Trust or Aeroplan LP pursuant to any good faith debt for borrowed money incurred by Aeroplan LP, the Trust or any of their affiliates, as the case may be, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of its assets, including, without limitation, securities held by the Trust, Aeroplan LP or any such affiliate, as security for such guarantee; and

(vii) satisfying the obligations, liabilities or indebtedness of the Trust.

As at the date of this Annual Information Form, the Trust does not intend to hold securities of any entities other than Aeroplan LP and Aeroplan GP, except in connection with its short-term cash management.

RESTRICTIONS ON THE TRUST'S TRUSTEES' POWERS

The Trust Declaration of Trust provides that the Trust's Trustees may not, without approval by Ordinary Resolution of the holders of Trust Units:

(i) take any action upon any matter which under applicable law (including policies of the Canadian securities regulatory authorities) or applicable stock exchange rules would require approval by Ordinary Resolution of the holders of Trust Units had the Trust been a reporting issuer (or the equivalent) in the jurisdictions in which the Fund is a reporting issuer (or the equivalent) and had the Trust Units been listed for trading on the stock exchanges where the Units are listed for trading; and

(ii) subject to certain exceptions, appoint or change the auditors of the Trust.

Furthermore, the Trust Declaration of Trust states that, subject to the provisions of the Aeroplan LP Partnership Agreement, the Trust's Trustees may not, without approval by Special Resolution of the holders of Trust Units:

(i) take any action upon any matter which under applicable law (including policies of the Canadian securities regulatory authorities) or applicable stock exchange rules would require approval by Special Resolution or super-majority (as defined or described therein) of the holders of Trust Units had the Trust been a reporting issuer (or the equivalent) in the jurisdictions in which the Fund is a

reporting issuer (or the equivalent) and had the Trust Units been listed for trading on the stock exchanges where the Units are listed for trading;

(ii) materially amend the Trust Declaration of Trust except in certain limited circumstances similar to those under which the Fund Declaration of Trust may be amended without the consent of Trust unitholders;

(iii) materially amend the Aeroplan LP Partnership Agreement;

(iv) materially amend the Trust Note Indenture other than in contemplation of a further issuance of Trust Notes or in connection with an internal reorganization of the Trust or Aeroplan LP;

(v) sell, lease or exchange all or substantially all of the property of the Trust or Aeroplan LP other than in the ordinary course of business or in connection with an internal reorganization of the Trust or Aeroplan LP;

(vi) authorize the termination, liquidation or winding-up of the Trust, other than at the end of the term of the Trust; or

(vii) authorize the amalgamation, arrangement, merger or similar transaction of the Trust or Aeroplan LP with any other person, except in connection with an internal reorganization of the Trust or Aeroplan LP.

REDEMPTION RIGHT

The Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of a duly completed and properly executed notice requiring the Trust to redeem the Trust Units, in a form reasonably acceptable to the Trust's Trustees, together with the certificates for the Trust Units representing the Trust Units to be redeemed and written instructions as to the number of Trust Units to be redeemed. Upon tender of Trust Units by a holder thereof for redemption, the holder of the Trust Units tendered for redemption will no longer have any rights with respect to such Trust Units other than the right to receive the redemption price for such Trust Units. The redemption price for each Trust Unit tendered for redemption will be equal to:

$$\frac{(A \times B) - C}{D}$$

Where:

A = the cash redemption price per Unit of the Fund calculated as of the close of business on the date the Trust Units were so tendered for redemption by a Trust unitholder;

B = the aggregate number of Units outstanding as of the close of business on the date the Trust Units were so tendered for redemption by a Trust unitholder;

C = the aggregate unpaid principal amount of the Series 1 Trust Notes and accrued interest thereon and any other indebtedness held by or owed to the Fund and the fair market value of any other assets or investments held by the Fund (other than Trust Units) as of the close of business on the date the Trust Units were so tendered for redemption by a Trust unitholder; and

D = the aggregate number of Trust Units outstanding held by the Fund as of the close of business on the date the Trust Units were so tendered for redemption by a Trust unitholder.

The Trust's Trustees are also entitled to call for redemption, at any time, all or part of the outstanding Trust Units registered in the name of the holders thereof other than the Fund at the same redemption price as described above for each Trust Unit called for redemption, calculated with reference to the date the Trust's Trustees approved the redemption of Trust Units.

The aggregate redemption price payable by the Trust in respect of any Trust Units tendered for redemption by the holders thereof during any month will be satisfied, at the option of the Trust's Trustees, (i) in immediately available funds by cheque; (ii) by the issuance to or to the order of the holder whose Trust Units are to be redeemed of such aggregate amount of Series 2 Trust Notes as is equal to the aggregate redemption price payable to such holder of Trust Units rounded down to the nearest $100, with the balance of any such aggregate redemption price not paid in Series 2 Trust Notes to be paid in immediately available funds by cheque; or (iii) by any combination of funds and Series 2 Trust Notes as the Trust's Trustees shall determine in their discretion, in each such case payable or issuable on the last day of the calendar month following the calendar month in which the Trust Units were so tendered for redemption. A holder of Trust Units whose Trust Units are tendered for redemption may elect, at any time prior to the payment of the redemption price, to receive Series 2 Trust Notes pursuant to (ii) above in the place of all or part of the funds otherwise payable, the amount of such Series 2 Trust Notes payable to be equal to the funds otherwise payable, rounded down to the nearest $100.

CASH DISTRIBUTIONS

The Trust intends to make monthly cash distributions to the Fund of its net monthly cash receipts, after satisfaction of its interest obligations, if any, and less any estimated cash amounts required for expenses and other obligations of the Trust, any cash redemptions or repurchases of Trust Units or Trust Notes and any tax liability. Such distributions will be paid within ten days following each calendar month end and are intended to be received by the Fund prior to its related cash distribution to Unitholders.

In addition, on December 31 of each year, the Trust shall make payable to the Fund, and the Fund shall have an enforceable right to payment (either in cash, in Trust Units or otherwise) on such date, of such amount in respect of the taxable income and net realized capital gains, if any, of the Trust for such year as is necessary to ensure that the Trust will not be liable for taxes under Part I of the Tax Act in such year.

If the Trust's Trustees determine that the Trust does not have cash in an amount sufficient to make payment of the full amount of any distribution, the payment may include the issuance of additional Trust Units having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trust's Trustees, to be available for the payment of such distribution. The value of each Trust Unit so issued will be the redemption price thereof.

Any Trust Units transferred to Trust unitholders pursuant to a distribution *in specie* may be subject to resale and transfer restrictions and cannot be resold or transferred except as permitted by applicable securities laws.

TRUST NOTES

Trust Notes are issuable in Canadian currency under a note indenture dated as of June 29, 2005 between the Trust and CIBC Mellon Trust Company, as trustee, as amended by a First Supplemental Indenture dated as of July 27, 2005 (**Trust Note Indenture**). The following includes a summary of the material attributes and characteristics of the Trust Notes and certain provisions of the Trust Note Indenture, which summary does not purport to be complete. Reference is made to the Trust Note Indenture for a complete description of the Trust Notes and the full text of its provisions.

Trust Notes are issuable in denominations of $100 and integral multiples of $100. No fractional Trust Notes are distributed and where the number of Trust Notes received by a Trust unitholder includes a fraction, such number shall be rounded to the next lowest whole number.

As at March 28, 2008, $3,148,582,763 principal amount of Series 1 Trust Notes have been issued by the Trust to the Fund as a result of the exercise by ACE Aviation on March 3, 2006, March 31, 2006, December 28, 2006, January 10, 2007, and March 14, 2007 of its right under the Investor Liquidity Agreement to exchange its LP Units and Aeroplan GP common shares into Units.

Series 2 Trust Notes are reserved by the Trust to be issued exclusively to holders of Trust Units in full or partial payment of the redemption price of Trust Units, as the Trust's Trustees may decide or, in certain circumstances, be obliged to issue. Series 3 Trust Notes are reserved by the Trust to be issued exclusively in full or partial payment of the redemption price of Series 1 Trust Notes.

In the event that Series 2 Trust Notes and Series 3 Trust Notes are issued to the Fund by the Trust, the Trust Notes shall be transferred by the Fund to a wholly-owned subsidiary of the Fund which is a Canadian corporation (within the meaning of the Tax Act), in exchange for Series 2 Exchange Notes and Series 3 Exchange Notes. The Series 2 Exchange Notes and Series 3 Exchange Notes issued by the wholly-owned subsidiary of the Fund will have terms similar to the Series 2 Trust Notes and Series 3 Trust Notes, respectively, except that the interest rate on the Series 2 Exchange Notes and Series 3 Exchange Notes will be 0.05% less than the interest on the Series 2 Trust Notes and Series 3 Trust Notes.

Interest and Maturity

The Series 1 Trust Notes are payable on demand, mature on the 10th anniversary of the date of issuance and bear interest at a rate of one percent (1%) per annum, payable within ten days following the end of each calendar month that such Series 1 Trust Notes are outstanding. Each Series 2 Trust Note matures on a date which is no later than the first anniversary of the date of issuance thereof and bear interest at a market rate to be determined by the Trust's Trustees at the time of issuance thereof, payable within ten days following the end of each calendar month that such Series 2 Trust Note is outstanding. Each Series 3 Trust Note matures on the same date as the Series 1 Trust Notes and bear interest at a market rate to be determined by the Trust's Trustees at the time of issuance thereof, payable within ten days following the end of each calendar month that such Series 3 Trust Note is outstanding.

Payment upon Maturity

On maturity, the Trust will repay the Trust Notes by paying to the trustee under the Trust Note Indenture in cash an amount equal to the principal amount of the outstanding Trust Notes which have then matured, together with accrued and unpaid interest thereon.

Redemption

The Trust Notes are redeemable (at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, payable in cash) at the option of the Trust prior to maturity.

Subordination

Payment of the principal amount and interest on the Trust Notes is subordinated in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness which is defined as all indebtedness, liabilities and obligations of the Trust which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment in priority to the indebtedness evidenced by the Trust Note Indenture. The Trust Note Indenture provides that upon any distribution of the assets of the Trust in the event of any dissolution, liquidation, reorganization or other similar proceedings relative to the Trust, the holders of all such senior indebtedness are entitled to receive payment in full before the holders of the Trust Notes are entitled to receive any payment.

Default

The Trust Note Indenture provides that any of the following shall constitute an event of default:

(i) default in payment of the principal of the Trust Notes when the same becomes due and the continuation of such default for a period of 90 days;

(ii) default in payment of any interest due on any Trust Notes and continuation of such default for a period of 90 days;

(iii) default in the observance or performance of any other covenant or condition of the Trust Note Indenture and continuance of such default for a period of 90 days after notice in writing has been given to the Trust's Trustees specifying such default and requiring the Trust to rectify the same; and

(iv) certain events of dissolution, liquidation, reorganization, bankruptcy, execution or other similar proceedings relative to the Trust.

The provisions governing an event of default under the Trust Note Indenture and remedies available thereunder do not provide protection to the holders of Trust Notes which would be comparable to the provisions generally found in debt securities issued to the public.

UNIT CERTIFICATES

As Trust Units are not intended to be issued or held by any person other than the Fund, registration of interests in, and transfers of, the Trust Units are not made through the Book-Entry System administered by CDS. Rather, holders of Trust Units are entitled to receive certificates therefor.

MEETINGS OF TRUST UNITHOLDERS

An annual meeting of holders of Trust Units may be held at such time and place as shall be prescribed for the purpose of transacting such business as the Trust's Trustees may determine or as may properly be brought before the meeting.

DESCRIPTION OF AEROPLAN LP

The following is a summary of the material attributes and characteristics of the LP Units which were issued under the Aeroplan LP Partnership Agreement. This summary is qualified in its entirety by reference to the provisions of the Aeroplan LP Partnership Agreement which contains a complete statement of those attributes and characteristics.

CAPITALIZATION

Aeroplan LP may issue an unlimited number of LP Units to any person. The Aeroplan LP Partnership Agreement authorizes Aeroplan GP to cause Aeroplan LP to issue additional LP Units for any consideration and on any terms and conditions as are established by Aeroplan GP.

DISTRIBUTIONS

Aeroplan LP intends to make monthly cash distributions to holders of record of LP Units on the last business day of each month of their *pro rata* portions of its Distributable Cash. Distributions will be paid within seven days of the end of each month and are intended to be received by the Trust prior to its related cash distribution to holders of its Trust Units. "**Distributable Cash**" for a given period will consist, in general, of Aeroplan LP's Adjusted EBITDA for the particular period less any estimated cash amounts required for debt service obligations of Aeroplan LP, if any, other expense obligations, Maintenance Capital Expenditures, taxes, reserves (including amounts on account of the Aeroplan Miles Redemption Reserves and reserves intended to stabilize distributions to Unitholders), and such other amounts as may be considered appropriate by Aeroplan GP. Please see the section "Aeroplan Miles Redemption Reserve".

Aeroplan LP may, in addition, make distributions at any other time.

Cash available to make distributions shall be paid monthly to the holders of all LP Units.

Distributable Cash shall be the primary metric used to establish the level of distributions during a given period. The Distributable Cash calculation fully provisions for the change in estimated Future Redemption Costs on a going forward and long-term basis.

Based on Aeroplan's reserve policy, Aeroplan's cash flows otherwise available for distributions may be negatively impacted during periods of high redemption activity. The Aeroplan Miles Redemption Reserve may be used to supplement the free cash flow generated from operations in order to satisfy the redemption activity associated with Aeroplan Miles, particularly in periods of unusually high redemption activity. Conversely, in periods of lower redemption activity, Aeroplan may generate more cash than that required to meet its current redemption obligations and may allocate additional amounts to the Aeroplan Miles Redemption Reserve. Differences in the

redemption activity are closely monitored by management to determine the appropriate distribution and reserve policy.

Other factors which will influence management's determination of the Distributable Cash may include a comprehensive review of the number of new Aeroplan Miles sold, the average selling price per Aeroplan Mile (or yield), the actual and estimated Aeroplan Mile redemption cost, the estimated timing of redemptions and Breakage level, the amount of other revenues and changes in Aeroplan's expenses and capital structure.

ALLOCATION OF NET INCOME AND LOSSES

The income or loss for tax purposes of Aeroplan LP for a particular fiscal year will be allocated to each partner in an amount calculated by multiplying the total income or loss for tax purposes allocated to the partners by a fraction, the numerator of which is the sum of the cash distributions received by that partner with respect to that fiscal year and the denominator of which is the total amount of the cash distributions made by Aeroplan LP to all partners with respect to that fiscal year. The amount of income allocated to a partner may exceed or be less than the amount of cash distributed by Aeroplan LP to that partner.

Income and loss of Aeroplan LP for accounting purposes is allocated to each partner in the same proportion as income or loss is allocated for tax purposes.

LIMITED LIABILITY

Aeroplan LP operates in such manner as to ensure, to the greatest extent possible, the limited liability of the Trust. The Trust may lose its limited liability in certain circumstances. If limited liability is lost by reason of the negligence of Aeroplan GP in performing its duties and obligations under the Aeroplan LP Partnership Agreement, Aeroplan GP has agreed to indemnify the Trust against all claims arising from assertions that its liability is not limited as intended by the Aeroplan LP Partnership Agreement.

TRANSFER OF LP UNITS

The LP Units are transferable subject to compliance with applicable securities restrictions. However, an LP Unit is not transferable in part and no transfer of an LP Unit will be accepted by Aeroplan GP unless a transfer form, duly completed and signed by the registered holder of the LP Unit and the transferee, has been remitted to the registrar and transfer agent of Aeroplan LP. A transferee of an LP Unit will become a partner and will be subject to the obligations and entitled to the rights of a partner under the Aeroplan LP Partnership Agreement on the date on which the transfer is recorded.

AMENDMENT

The Aeroplan LP Partnership Agreement may be amended with approval by Special Resolution of the holders of LP Units, except for amendments, which require unanimous approval of holders of LP Units, to: (i) alter the ability of the limited partners to remove Aeroplan GP involuntarily; (ii) change the liability of any limited partner; (iii) change the right of a limited partner to vote at any meeting; (iv) allow a limited partner to take an active part in, exercise control over or manage the business of Aeroplan LP; (v) change Aeroplan LP from a limited partnership to a general partnership; or (vi) make a change that affects the rights and obligations of Aeroplan GP or any limited partner without similarly affecting the rights and obligations of all other partners.

Notwithstanding the foregoing,

- no amendment which would adversely affect the rights and obligations of Aeroplan GP, as general partner, may be made without its consent; and

- Aeroplan GP may make amendments to the Aeroplan LP Partnership Agreement to reflect: (i) a change in the name of Aeroplan LP or the location of the principal place of business of Aeroplan LP or the registered office of Aeroplan LP; (ii) a change in the governing law of the partnership to that of any other province of Canada; (iii) admission, substitution, withdrawal or removal of limited partners in accordance with the Aeroplan LP Partnership Agreement; (iv) a change that, as determined by Aeroplan GP, is reasonable, necessary or appropriate to qualify, or continue the

qualification of, Aeroplan LP as a limited partnership in which the limited partners have limited liability under the applicable laws; (v) a change that, as determined by Aeroplan GP, is reasonable, necessary or appropriate to enable Aeroplan LP to take advantage of, or not be detrimentally affected by, changes in the Tax Act or other taxation laws; (vi) a change to amend or add any provision, or to cure any ambiguity or to correct or supplement any provisions contained in the Aeroplan LP Partnership Agreement which may be defective or inconsistent with any other provision contained in the Aeroplan LP Partnership Agreement or which should be made to make the Aeroplan LP Partnership Agreement consistent with the disclosure set out in the Fund's prospectus dated June 22, 2005 prepared in connection with the Initial Public Offering; or (vii) a change that, as determined by Aeroplan GP, does not materially adversely affect the limited partners.

MEETINGS

Aeroplan GP may call meetings of partners and is required to convene a meeting on receipt of a request in writing of the holder(s) of not less than 10% of the outstanding LP Units in number. Each partner is entitled to one vote for each LP Unit held. A quorum at a meeting of partners consists of one or more partners present in person or by proxy.

DESCRIPTION OF AEROPLAN GP

FUNCTIONS AND POWERS OF AEROPLAN GP

Aeroplan GP has exclusive authority to manage the business and affairs of Aeroplan LP, to make all decisions regarding the business of Aeroplan LP, and to bind Aeroplan LP. Aeroplan GP is to exercise its powers and discharge its duties honestly, in good faith, and in the best interests of Aeroplan LP and to exercise the care, diligence and skill of a reasonably prudent person in comparable circumstances. The authority and power vested in Aeroplan GP to manage the business and affairs of Aeroplan LP includes all authority necessary or incidental to carry out the objects, purposes and business of Aeroplan LP, including without limitation, the ability to engage agents to assist Aeroplan GP to carry out its management obligations or substantially administrative functions. Aeroplan GP cannot dissolve Aeroplan LP or wind up Aeroplan LP's affairs except in accordance with the provisions of the Aeroplan LP Partnership Agreement.

WITHDRAWAL OR REMOVAL OF AEROPLAN GP

Aeroplan GP may resign on not less than 180 days' written notice to the limited partners of Aeroplan LP, provided that Aeroplan GP will not resign if the effect would be to dissolve Aeroplan LP.

Aeroplan GP may not be removed as general partner of Aeroplan LP unless: (i) Aeroplan GP has committed a material breach of the Aeroplan LP Partnership Agreement, which breach has continued for 30 days after notice, and that removal is also approved by Special Resolution of the partners of Aeroplan LP; or (ii) the shareholders or directors of Aeroplan GP pass a resolution in connection with the bankruptcy, dissolution, liquidation or winding-up of Aeroplan GP, or Aeroplan GP commits certain other acts of bankruptcy or ceases to be a subsisting corporation, provided that certain other conditions are satisfied, including a requirement that a successor general partner with the same ownership and governance structure at the relevant time agrees to act as general partner under the Aeroplan LP Partnership Agreement.

RISKS AND UNCERTAINTIES AFFECTING THE BUSINESS

The results of operations and financial condition of the Fund are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. The following section summarizes certain of the major risks and uncertainties that could materially affect future business results going forward.

RISKS RELATED TO THE BUSINESS AND THE INDUSTRY

Dependency on Top Accumulation Partners

Aeroplan's top three Accumulation Partners were responsible for 89% of Gross Billings for the year ended 2007. Similarly, one Accumulation Partner accounts for a significant amount of the Gross Billings of LMG. A decrease in sales of Aeroplan Miles to any significant partner, for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services provided, could have a material adverse effect on Gross Billings. Subject to the minimum number of Aeroplan Miles to be purchased by Air Canada under the CPSA, Air Canada can change the number of Aeroplan Miles awarded per flight without Aeroplan's consent, which could result in a significant reduction in Gross Billings. There is no assurance that Aeroplan and LMG will be able to renew their contracts with their principal Accumulation Partners on similar terms, or at all when they expire.

Air Canada or Travel Industry Disruptions

Aeroplan's members' strong demand for air travel creates a significant dependency on Air Canada in particular and the airline industry in general. Any disruptions or other material adverse changes in the airline industry, whether domestic or international, affecting Air Canada or a Star Alliance® member airline, could have a material adverse impact on the business. This could manifest itself in Aeroplan's inability to fulfill member's flight redemption requests or to provide sufficient accumulation opportunities. As a result of airline or travel services industry disruption, such as those which resulted from the terrorist attacks on September 11, 2001, or as might result from political instability, other terrorist acts or war, or from increasingly restrictive security measures, such as the current restrictions on the content of carry-on baggage, too much uncertainty could result in the minds of the traveling public and have a material adverse effect on passenger demand for air travel. Consequently, members might forego redeeming miles for air travel and therefore might not participate in the Aeroplan Program to the extent they previously did which could adversely affect revenue from the Aeroplan Program. A reduction in member use of the Aeroplan Program could impact Aeroplan's ability to retain its current partners and members and to attract new Commercial Partners and members.

Airline Industry Changes and Increased Airline Costs

Air travel rewards remain the most desirable reward for consumers under the Aeroplan Program. An increase in low cost carriers and the airline industry trend which has major airlines offering low cost fares may negatively impact the incentive for consumers of air travel services to book flights with Air Canada or participate in the Aeroplan Program. Similarly, any change which would see the benefits of Star Alliance® reduced either through Air Canada's, or, less importantly, another airline's withdrawal from Star Alliance® or its dissolution could also have a negative impact since Aeroplan's members would lose access to the existing portfolio of international reward travel. In addition, the growth or emergence of other airline alliance groups could have a negative impact on Aeroplan by reducing traffic on Air Canada and Star Alliance® member airlines.

The airline industry has been subject to a number of increasing costs over the last several years, including increases in the cost of fuel and insurance, and increased airport user fees and air navigation fees. These increased costs may be passed on to consumers, increasing the cost of redeeming Aeroplan Miles for air travel rewards. This may negatively impact consumer incentive to participate in the Aeroplan Program.

Reduction in Activity, Usage and Accumulation of Aeroplan Miles or Nectar Points

A decrease in Gross Billings from any Accumulation Partner, for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services provided, or a decrease in the accumulation of Aeroplan Miles or Nectar Points by members could have a material adverse effect on Gross Billings and revenue.

Retail Market/Economic Downturn

The markets for the services that Aeroplan and LMG offer may fail to expand or may contract and this could negatively impact growth and profitability. Loyalty and database marketing strategies are relatively new to retailers, and there can be no guarantee that merchants will continue to use these types of marketing strategies. In

addition, Gross Billings are dependent on levels of consumer spend with Accumulation Partners, and any slowdown or reduction in consumer activity may have an impact on Aeroplan Miles or Nectar Points issuance.

Greater Than Expected Redemptions for Rewards

A significant portion of profitability is based on its estimate of the number of Aeroplan Miles or Nectar Points that will never be redeemed by the member base. The percentage of Aeroplan Miles or Nectar Points that are not expected to be redeemed is known as "Breakage" in the loyalty industry. Under the Aeroplan Program, management's current estimate of Breakage is based on two independent studies conducted in 2006 on behalf of Aeroplan. As these studies were based on data up to December 31, 2005, which did not take into account the impact of the ClassicPlus Flight™ Rewards program introduced in October 2006, management, assisted by an independent firm of experts, conducted a Breakage review on the basis of data accumulated until the end of 2006. Based upon the results of this update the estimated Breakage factor for the Aeroplan Program remains at 17%. In addition, during 2008, management is conducting a full Breakage review taking into consideration a full year's redemption data of ClassicPlus Flight™ rewards and other factors. Breakage for the Aeroplan and Nectar Programs may decrease as such programs grow and a greater diversity of rewards become available. If actual redemptions are greater than current estimates, profitability could be adversely affected due to the cost of the excess redemptions. Furthermore, the actual mix of redemptions between air and non-air rewards could adversely affect profitability. Total Broken Miles amounted to 100.7 billion miles as at December 31, 2007 and include 85.4 billion Aeroplan Miles and Nectar Points. The responsibility to provide rewards for these 100.7 billion total Broken Miles, if ever redeemed, rests with the Fund. While management believes that a material portion of the estimated 85.4 billion Aeroplan Miles and Nectar Points will not be redeemed, there can be no such assurances.

Industry Competition

Competition in the loyalty marketing industry is intense. New and existing competitors may target Accumulation Partners and members, as well as draw rewards from Redemption Partners. The continued attractiveness of the Aeroplan and Nectar Programs will depend in large part on their ability to remain affiliated with existing Commercial Partners or add new partners, that are desirable to consumers and to offer rewards that are both attainable and attractive to consumers. With respect to database marketing services, the ability to continue collecting detailed transaction data on consumers is critical in providing effective marketing strategies for Accumulation Partners. Many of Aeroplan and LMG's current competitors may have greater financial, technical, marketing and other resources. Aeroplan and LMG cannot ensure that they will be able to compete successfully against current and potential competitors, including in connection with technological advancements by such competitors.

Supply and Capacity Costs

Costs may increase as a result of supply arrangements with Air Canada and other suppliers. Aeroplan may not be able to satisfy its members if the seating capacity made available to Aeroplan by Air Canada, Jazz and Star Alliance® member airlines or other non-air rewards from other suppliers are inadequate to meet their redemption demands at specific prices.

If, upon the renegotiation of the rates charged to Aeroplan under the CPSA which takes place every three years (with the next renegotiation scheduled for 2010) or upon the expiry of the CPSA, Aeroplan is unable to negotiate new rates or a replacement agreement with Air Canada on similarly favourable terms or if Air Canada sharply reduces its seat capacity, Aeroplan may be required to pay more for seat capacity from Air Canada than the currently negotiated rates under the CPSA or to purchase seat capacity from other airlines. Seat capacity from other airlines could be more expensive than comparable seat capacity under the CPSA, and the routes offered by the other airlines may be inconvenient or undesirable to the redeeming members. As a result, Aeroplan would experience higher air travel redemption costs, while at the same time member satisfaction with the Aeroplan Program may be adversely affected by requiring travel on other carriers on certain routes.

Unfunded Future Redemption Costs

The Fund derives most of its Gross Billings from the sale of Aeroplan Miles and Nectar Points to Accumulation Partners. The earnings process is not complete at the time an Aeroplan Mile or Nectar Point is sold as most of the costs are incurred on the redemption of the Aeroplan Mile or Nectar Point. Based on historical data, the estimated period between the issuance of an Aeroplan Mile or Nectar Point and its redemption is currently 30

months for the Aeroplan Program and 15 months for the Nectar Program; however, Aeroplan and LMG have no control over the timing of the redemption of Aeroplan Miles or Nectar Points or the number of Aeroplan Miles or Nectar Points redeemed. Aeroplan and LMG currently use proceeds from Gross Billings (which are deferred for accounting purposes) in the fiscal year from the issuance of Aeroplan Miles or Nectar Points to pay for the redemption costs incurred in the year. As a result, if Aeroplan or LMG were to cease to carry on business, or if redemption costs incurred in a given year were in excess of the revenues received in the year from the issuance of Aeroplan Miles or Nectar Points, they would face unfunded Future Redemption Costs, which could increase the need for working capital and, consequently, affect distributions to Unitholders.

Failure to Safeguard Databases and Consumer Privacy

As part of the Aeroplan and Nectar Programs and in connection with LMG's Insight and Communication activities, member databases are maintained which contain member information including account transactions. Although Aeroplan and LMG have security procedures, the databases may be vulnerable to potential unauthorized access to, or use or disclosure of member data. If Aeroplan or LMG were to experience a security breach, their reputation may be negatively affected and an increased number of members may opt out from receiving marketing materials. The use of marketing services by partners could decline in the event of any publicized compromise of security. Any public perception that Aeroplan or LMG released consumer information without authorization could subject Aeroplan or LMG to complaints and investigation by the applicable privacy regulatory bodies and adversely affect relationships with members and partners.

Consumer Privacy Legislation

The enactment of new, or amendments to existing, legislation or industry regulations relating to consumer privacy issues and/or marketing, including telemarketing, could have a material adverse impact on marketing services. Any such legislation or industry regulations could place restrictions upon the collection and use of information and could adversely affect Aeroplan and LMG's ability to deliver marketing services.

Changes to the Aeroplan and Nectar Programs

From time to time Aeroplan and LMG may make changes to the Aeroplan and Nectar Programs that may not be well received by certain segments of the membership and may affect their level of engagement. In addition, these members may choose to seek such legal and other recourses as available to them, which if successful, could have a negative impact on results of operations and /or reputation.

Seasonal Nature of the Business, Other Factors and Prior Performance

Aeroplan has historically experienced considerably lower Gross Billings from the sale of Aeroplan Miles in the first and second quarters of the calendar year and higher Gross Billings from the sale of Aeroplan Miles in the third and fourth quarters of the calendar year. In addition, Aeroplan has historically experienced greater redemptions and therefore costs for rewards, in the first and second quarters of the calendar year and lower redemptions and related costs for rewards in the third and fourth quarters of the calendar year. This pattern results in significantly higher operating cash flow and margins in the third and fourth quarters for each calendar year compared to the first and second quarters. This pattern may however vary in future years as the degree of seasonality evolves over time.

LMG's Gross Billings from the Nectar Program are seasonal with fourth quarter gross billings typically higher than the preceding quarters, as a result of the impact of Christmas shopping. Gross Billings for the first and second quarters are typically slightly lower than those of the third quarter. Nectar Points redemption in the Nectar Program is more seasonal than Gross Billings. More than 40% of all redemptions for the Nectar Program take place during the fourth quarter, as a result of members using their Nectar Points for gifts and other rewards prior to Christmas. Consequently, operating results for any one quarter may not be necessarily indicative of operating results for an entire year.

Demand for travel rewards is also affected by factors such as economic conditions, war or the threat of war, fare levels and weather conditions. Due to these and other factors, operating results for an interim period are not necessarily indicative of operating results for an entire year, and operating results for a historical period are not necessarily indicative of operating results for a future period.

Regulatory Matters

Aeroplan and LMG's businesses are subject to several types of regulation, including legislation relating to privacy, consumer protection, competition, advertising and sales, and lotteries, gaming and publicity contests. As well, an increasing number of laws and regulations pertain to the Internet.

These laws and regulations relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. In addition, Air Canada, one of Aeroplan's leading Commercial Partners, and several other Aeroplan Commercial Partners operate in the highly regulated airline industry. Changes in regulations affecting Aeroplan, LMG, Air Canada, the airline industry in general, or the implementation of additional limitations or adverse regulatory decisions affecting such entities, may have a material adverse effect on Aeroplan and LMG's businesses, results from operations and financial condition.

VAT Appeal

LMG has been in litigation with HMRC since 2003 relating to the VAT treatment of the Nectar Program as it applies to the deductibility of input tax credits in the remittance of VAT owed, and has paid an assessed amount of £13.8 million ($27.1 million).

LMG appealed to the VAT and Duties Tribunal and won. HMRC then appealed to the High Court which found in favour of HMRC. LMG, in turn, appealed to the Court of Appeal, who issued a judgement in favour of LMG on October 5, 2007 requiring the refund of the assessed amount and confirming LMG's eligibility to deduct input tax credits in the future. As a result of this event, an amount receivable of £13.8 million ($27.1 million) was recorded in the accounts at December 31, 2007, and subsequently collected in January 2008.

HMRC has sought leave to appeal the Court of Appeal's decision to the House of Lords. The hearing on whether to grant leave to appeal is scheduled for April 3, 2008 and, until the outcome is known, it is unclear whether leave will be granted by the House of Lords and whether LMG will have to repay amounts awarded under the October 5, 2007 judgement.

At this time, the outcome of this contingency is not determinable and no provision for a liability has been included in the financial statements. An unfavourable judgment would impact LMG's profitability and accordingly the value of the LMG business.

Reliance on Key Personnel

The Fund's success depends on the abilities, experience, industry knowledge and personal efforts of senior management and other key employees, including the ability to retain and attract skilled employees for Aeroplan and LMG. The loss of the services of such key personnel could have a material adverse effect on the business, financial condition or future prospects of the Fund. The Fund's growth plans may also put additional strain and demand on senior management and key employees and produce risks in both productivity and retention levels. In addition, the Fund may not be able to attract and retain additional qualified management as needed in the future.

Labour Relations

Aeroplan contact centre agents are covered by a collective agreement between the CAW and Air Canada until 2009. While Aeroplan enjoys positive relations with the unionized contact centre agents, if Air Canada faces labour disturbances resulting in work stoppages or other action instigated from within the larger bargaining unit, this could have a material adverse effect on Aeroplan's business. Furthermore, if at the expiration of the applicable collective agreement, the relevant parties are unable to renegotiate the collective agreement with CAW, it could result in work stoppages and other labour disturbances which would similarly have a material adverse effect on Aeroplan's business. In addition, if the GSA is terminated by Air Canada, it could have a material adverse effect on Aeroplan's business in the event that Aeroplan is unable to hire a sufficient number of contact centre agents during the six month termination period under the GSA.

Technological Disruptions and Inability to use Third-Party Software

Aeroplan and LMG's ability to protect their data and contact centres against damage from fire, power loss, telecommunications failure and other disasters is critical. In order to provide many of their services, they must be able to store, retrieve, process and manage large databases and periodically expand and upgrade their capabilities. While Aeroplan and LMG have in place, and continue to invest in, technology security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly. Any damage to data and contact centres, any failure of telecommunication links that interrupts operations or any impairment of the ability to use licensed software could adversely affect the ability to meet Commercial Partners' and members' needs and their confidence in utilizing Aeroplan or LMG in the future.

In addition, proper implementation and operation of technology initiatives is fundamental to the ability to operate a profitable business. Aeroplan and LMG continuously invest in new technology initiatives to remain competitive, and their continued ability to invest sufficient amounts to enhance technology will affect their ability to operate successfully.

Failure to Protect Intellectual Property Rights

Third parties may infringe or misappropriate Aeroplan or LMG's trademarks or other intellectual property rights or may challenge the validity of trademarks or other intellectual property rights. The actions that are taken to protect trademarks and other proprietary rights may not be adequate. Litigation may be necessary to enforce or protect intellectual property rights, trade secrets or determine the validity and scope of the proprietary rights of others. Aeroplan and LMG cannot ensure that they will be able to prevent infringement of intellectual property rights or misappropriation of proprietary information. Any infringement or misappropriation could harm any competitive advantage Aeroplan and LMG currently derive or may derive from proprietary rights. Third parties may assert infringement claims against Aeroplan and LMG. Any such claims and any resulting litigation could result in significant liability for damages. An adverse determination in any litigation of this type could require Aeroplan or LMG to design around a third party's patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in the diversion of time and resources. Any claims from third parties may also result in limitations on the ability to use the intellectual property subject to these claims.

Interest Rate and Currency Fluctuations

The Fund may be exposed to fluctuations in interest rates under its borrowings. Increases in interest rates may have an adverse effect on the earnings. In addition, financial results are sensitive to the changing value of the Canadian dollar. In particular, Aeroplan is affected by fluctuations in the Canada/U.S. dollar exchange rate. Aeroplan incurs expenses in U.S. dollars for such items as air, car rental and hotel rewards issued to redeeming Aeroplan members, while a substantial portion of its revenues are generated in Canadian dollars. A significant deterioration of the Canadian dollar relative to the U.S. dollar would increase the costs of Aeroplan. In addition, the Fund may be unable to appropriately hedge the risks associated with fluctuations in exchange rates.

Leverage and Restrictive Covenants in Current and Future Indebtedness

The ability of the Fund, Aeroplan Trust, Aeroplan and LMG to make distributions, pay dividends or make other payments or advances will be subject to applicable laws and contractual restrictions contained in the instruments governing any indebtedness (including the Credit Facilities). The degree to which the Fund is leveraged could have important consequences to Unitholders, including: (i) that the Fund's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; (ii) that a significant portion of cash flow from operations may be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations; (iii) that certain borrowings will be at variable rates of interest, which exposes the Fund to the risk of increased interest rates; and (iv) that the Fund may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures. These factors may increase the sensitivity of Distributable Cash to interest rate variations.

In addition, the Credit Facilities contain a number of financial and other restrictive covenants that require the Fund to meet certain financial ratios and financial condition tests and limit the ability to enter into certain transactions. A failure to comply with the obligations in the Credit Facilities could result in a default which, if not

cured or waived, could result in a termination of distributions and permit acceleration of the relevant indebtedness. If the indebtedness under the Credit Facilities, including any possible hedge contracts with the lenders, were to be accelerated, there can be no assurance that the assets of the Fund would be sufficient to repay in full that indebtedness.

The Fund may need to refinance its available Credit Facilities or other debt and there can be no assurance that it will be able to do so or be able to do so on terms as favourable as those presently in place. If the Fund is unable to refinance these Credit Facilities or other debt, or is only able to refinance these Credit Facilities or other debt on less favourable and/or more restrictive terms, this may have a material adverse effect on the Fund's financial position, which may result in a reduction or suspension of cash distributions to Unitholders. In addition, the terms of any new credit facility or debt may be less favourable or more restrictive than the terms of the existing Credit Facilities or other debt, which may indirectly limit or negatively impact the ability of the Fund to pay cash distributions.

Restrictions on Potential Growth

The payout by the Fund of a significant portion of its operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of the Fund and its cash flow.

RISKS RELATED TO THE STRUCTURE OF THE FUND

Control of the Fund

As at March 28, 2008, ACE Aviation, directly and indirectly, owned 40,292,088 Units representing, indirectly, 20.1% of the interests in the Fund.

Under the Securityholders' Agreement between the Fund and ACE Aviation, as amended on March 14, 2007, ACE Aviation has the ability to nominate a majority of the members of the Board of Directors until its interest in the Fund falls below 20%. ACE Aviation effectively, through the representatives it could elect to appoint to the Board of Directors, has sufficient voting power to exercise control over corporate transactions submitted to the Board of Directors. The interests of ACE Aviation may conflict with those of Unitholders.

Restrictions on Certain Unitholders and Liquidity of Units

The Fund's Declaration of Trust imposes various restrictions on Unitholders of the Fund. Non-resident Unitholders are prohibited from beneficially owning more than 49.9% of the Fund's Units. These restrictions may limit (or inhibit the exercise of) the rights of certain Unitholders, including non-residents of Canada and United States persons, to acquire Units, to exercise their rights as Unitholders and to initiate and complete take-over bids in respect of the Units. As a result, these restrictions may limit the demand for Units from certain investors and thereby adversely affect the liquidity and market value of the Units held by the public. Management regularly monitors the level of Non-Resident ownership of the Fund through declarations obtained from market intermediaries. Given the limitations in the securities registration system and the lack of any process for real-time residency information to flow to the Trustee and transfer agent, the Fund is of the view that the periodic declarations received from various market intermediaries are currently the most appropriate method of determining the residency status of its Unitholders. Based on information obtained from market intermediaries, the Fund estimates that as of December 31, 2007, 43% of its outstanding Units were held by Non-Residents. If the level of Non-Resident ownership of the Fund approaches the 49.9% threshold, the Fund will consider implementing measures necessary to maintain its status as a mutual fund trust including the following: requiring residence declarations from Unitholders, refusing to accept a subscription for Units from or issue or register a transfer of Units to a non-resident, imposing other limits on unit ownership by non-residents, and requiring non-resident Unitholders to dispose of all or a portion of their Unit holdings. As part of its strategy to maximize shareholder value, ACE Aviation has publicly stated its intent to divest of its remaining stake in the Fund. Should an important number of ACE Aviation's Units be ultimately held by non-residents of Canada, the risks described above would significantly increase.

Future Sales or Distributions of Units by ACE Aviation

As at March 28, 2008, ACE Aviation held 20.1% of the outstanding Units which can be sold or distributed by ACE Aviation subject to certain legal requirements. ACE Aviation has also been granted certain registration rights by the Fund under the Investor Liquidity Agreement. If ACE Aviation sells or distributes substantial amounts of Units in the public market, the market price of the Units could fall. The perception among the public that these sales or distributions will occur could also produce such effect.

Dependence on Aeroplan LP and LMG

The Fund is an unincorporated open-ended trust which is entirely dependent on the operations and assets of Aeroplan LP and its affiliated entities, including LMG, through the indirect ownership of 100% of the issued and outstanding Units of Aeroplan LP. Cash distributions to Unitholders will be dependent on, among other things, the ability of the Trust to make cash distributions in respect of the Trust Units, which, in turn, is dependent on Aeroplan making cash distributions. The ability of Aeroplan LP or the Trust to make cash distributions or other payments or advances will be subject to applicable laws and regulations and contractual restrictions contained in the instruments governing any indebtedness of those entities.

Cash Distributions Are Not Guaranteed and Will Fluctuate with the Business Performance

Although the Fund intends to distribute cash distributions received in respect of the Trust Units, less expenses and amounts, if any, paid in connection with the redemption of Units, there can be no assurance regarding the amounts of income to be generated or ultimately distributed to the Fund. The actual amount distributed in respect of the Units is not guaranteed and will depend upon numerous factors, including operating cash flows, profitability and its ability to sustain Adjusted EBITDA margins and the fluctuations in working capital and capital expenditures, all of which are susceptible to a number of risks.

If the Fund elects to convert from its current income trust structure to a corporate structure, there can be no assurance that the Fund will maintain its current distribution policy and that dividends will be paid to its shareholders in amounts equivalent to the current monthly distributions paid to Unitholders.

Nature of Fund Units

The Units do not represent a direct investment in the business of Aeroplan or LMG and should not be viewed by investors as direct securities thereof. As holders of Fund Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Units represent a fractional interest in the Fund. The Fund's primary assets are Trust Units and Trust Notes. The price per Unit is a function of anticipated distributable income.

The Fund Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Liability

The Fund Declaration of Trust provides that no Unitholder shall be subject to any liability whatsoever to any person in connection with a holding of Units. However, in jurisdictions outside the Provinces of Ontario, Québec, British Columbia and Alberta, there remains a risk, which is considered by the Fund to be remote in the circumstances, that a Unitholder could be held personally liable, despite such statement in the Fund Declaration of Trust, for the obligations of the Fund to the extent that claims are not satisfied out of the assets of the Fund. The affairs of the Fund are conducted to seek to minimize such risk wherever possible.

Income Tax Matters

On October 31, 2006, the Minister of Finance (Canada) announced a "Tax Fairness Plan" which, in part, proposed changes to the manner in which certain flow-through entities and the distributions from such entities are taxed. Bill C-52, Budget Implementation Act, 2007, which received Royal Assent on June 22, 2007, contained the

SIFT Rules, which are designed to implement these proposals. Under the SIFT Rules, the Fund, as a publicly traded income trust, is considered a SIFT and will be subject to trust level taxation as of January 1, 2011 at a rate comparable to the combined federal and provincial corporate tax rate on certain types of income. In addition, the taxable distributions received by Unitholders will be treated as taxable dividends from a taxable Canadian corporation.

The SIFT Rules could become effective on a date earlier than January 1, 2011 if the Fund is deemed to have undergone "undue expansion" during the period from November 1, 2006 to December 31, 2010, as described in the Normal Growth Guidelines issued by the Department of Finance (Canada) (**Finance**) on December 15, 2006.

The Normal Growth Guidelines indicate that the Fund will not lose the benefit of the deferred application of the new tax regime to 2011 if the equity capital of the Fund does not grow as a result of issuances of new equity (which includes Units, debt that is convertible into Units, and potentially other substitutes for such equity) before 2011 by an amount that exceeds the greater of $50 million and an objective "safe harbour" amount based on a percentage of the Fund's market capitalization as of the end of trading on October 31, 2006 (measured in terms of the value of the Fund's issued and outstanding publicly traded Units, not including debt, options or interests that were convertible into Units, the **October 31, 2006 Market Capitalization**). The Normal Growth Guidelines provide for a "safe harbour" amount as follows:

Time Period	Safe Harbour Amount
November 1, 2006 to December 31, 2007	40% of October 31, 2006 Market Capitalization
2008	20% of October 31, 2006 Market Capitalization
2009	20% of October 31, 2006 Market Capitalization
2010	20% of October 31, 2006 Market Capitalization

These "safe harbour" amounts are cumulative during the transition period. The Fund's October 31, 2006 Market Capitalization was approximately $792 million.

Although this was likely not the intent of the SIFT Rules proposed by Finance, there can be no assurance that the SIFT Rules, as they currently read, may not be interpreted and applied in a manner that would cause the Trust and Aeroplan to be considered SIFTs. On December 20, 2007, Finance announced proposed technical amendments to the SIFT Rules to, among other things, ensure that trusts and partnerships, such as the Trust and Aeroplan, that are not publicly traded and that are wholly-owned by, among other entities, SIFTs, are not considered to be SIFTs. No assurance may be given that these proposed amendments will be enacted as currently proposed or at all. If the Trust and Aeroplan were considered to be SIFTs, it is assumed that they would also be considered to have been SIFTs on October 31, 2006.

On June 26, 2007, the ministère des Finances (Québec) published Information Bulletin 2007-5 confirming that Québec's tax legislation will be harmonized with the SIFT Rules but that a separate Québec tax regime relating to SIFT entities will be implemented. More specifically, the ministère des Finances (Québec) has announced that a SIFT with an establishment in Québec at any time in a taxation year will be subject to a Québec tax at a rate generally equal to the Québec tax rate relating to corporations and that a business allocation formula based on the gross income of a SIFT and the wages and salaries it pays, similar to the one used for the purposes of determining the tax payable by a corporation that has activities in Québec and outside Québec, will apply to determine the tax payable to Québec by a SIFT that has, in a taxation year, an establishment both in Québec and outside Québec. On February 26, 2008, Finance announced changes to the SIFT Rules that will among other things, result in harmonization between the SIFT Rules and the separate Quebec tax regime relating to SIFT entities.

There can be no assurance that the Fund, the Trust or Aeroplan will be able to retain the benefit of the deferred application of the SIFT Rules until 2011. Loss of the benefit of the deferred application of the SIFT Rules until 2011 could have a material and adverse affect on the value of the Units.

The SIFT Rules may have an adverse impact on the Fund, the Trust, Aeroplan and the Unitholders, on the value of the Units and on the ability of the Fund, the Trust and Aeroplan to undertake financings and acquisitions, and, as such time as the SIFT Rules apply the Distributable Cash of the Fund may be materially reduced. The effect of the recently enacted SIFT Rules on the market for the Units is uncertain.

No assurance can be given that Canadian federal and/or provincial income tax law respecting income trusts and other flow-through entities will not be further changed in a manner which adversely affects the Fund and its Unitholders.

Investment Eligibility

There can be no assurance that the Units will continue to be qualified investments for Plans under the Tax Act. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments by Plans.

Nature of Distributions

The after-tax return for any Units owned by Unitholders which are subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the Fund (portions of which may be fully or partially taxable or may be tax deferred). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to Unitholders. The SIFT Rules will apply a tax on certain income earned by a specified investment flow through trust (**SIFT Trust**) or partnership, and treat the taxable distributions of such income received by investors in such entities as taxable dividends. The SIFT Rules do not change the tax treatment of distributions that are in excess of the taxable income of a SIFT Trust. The SIFT Rules generally do not apply to income trusts, the Units of which were publicly traded as of October 31, 2006, such as the Fund, until January 1, 2011, subject to compliance with the Normal Growth Guidelines released by Finance on December 15, 2006, as may be amended from time to time.

Dilution of Existing Unitholders

The Fund Declaration of Trust authorizes the Fund to issue an unlimited number of Units for that consideration and on those terms and conditions as shall be established by the Trustees without the approval of any Unitholders. The Unitholders have no pre-emptive rights in connection with such further issues.

Conversion to Corporate Structure

In the context of the strategic objectives of the Fund, it may become in its best interest to convert to a corporate structure prior to January 1, 2011. Should the Fund decide to convert from its current structure to a corporate structure, there may be an adverse impact on the market price of the Units resulting from the change in status.

DISTRIBUTIONS

DISTRIBUTION POLICY OF THE FUND

The Fund intends to make monthly distributions of its available cash to the extent possible to Unitholders, within 15 days of the end of each month, after receiving equivalent distributions from Aeroplan. Such monthly cash distributions will be made to Unitholders of record on the last business day of each month, and consist of Distributable Cash less estimated cash amounts required for expenses and other obligations of the Fund, including any tax liability, and cash redemptions of Units.

DISTRIBUTION POLICY OF THE TRUST

The Trust intends to make monthly cash distributions to the Fund of its net monthly cash receipts, after satisfaction of its interest obligations, if any, and less any estimated cash amounts required for expenses and other obligations of the Trust, any cash redemptions or repurchases of Trust Units or Trust Notes and any tax liability. Such distributions shall be paid within ten days following each calendar month end and are intended to be received by the Fund prior to its related cash distribution to Unitholders.

DISTRIBUTION POLICY OF AEROPLAN LP

Aeroplan LP intends to make equal monthly cash distributions to its partners of record on the last business day of each month. Please see the section "Description of Aeroplan LP — Distributions". Distributions will be paid within seven days of the end of each month and are intended to be received by the Trust prior to its related cash distribution to holders of its Trust Units. Distributable Cash for a given period will consist, in general, of Aeroplan LP's Adjusted EBITDA for the particular period less any estimated cash amounts required for debt service obligations of Aeroplan LP, if any, other expense obligations, Maintenance Capital Expenditures, taxes, reserves (including amounts on account of the Aeroplan Miles Redemption Reserves and reserves intended to stabilize distributions to Unitholders), and such other amounts as may be considered appropriate by Aeroplan GP.

In accordance with the Aeroplan LP Partnership Agreement, priority distributions are to be made to the Trust and the Fund in order to cover their operating expenses. A priority distribution of $0.5 million was paid to the Fund in December of 2006. The Fund used the proceeds of the distribution to reimburse Aeroplan for the operating expenses paid by Aeroplan on the Fund's behalf.

Each Credit Facility includes certain covenants limiting the aggregate amount of distributions by Aeroplan LP to holders of record of LP Units exceeding the aggregate Distributable Cash of Aeroplan LP during the applicable period. Distributions by Aeroplan LP and certain of its subsidiaries are also prohibited upon the occurrence and continuance of an event of default under the Credit Facilities. Please see the section "The Business — The Aeroplan Business — Debt Financing".

Cash distributions by the Fund are not guaranteed and will be based indirectly upon the business operated by Aeroplan LP, which is susceptible to a number of risks. Please see the section "Risks and Uncertainties Affecting the Business".

DISTRIBUTIONS

As the Fund is an income trust, it does not pay dividends. The initial distribution for the period from the closing of the Initial Public Offering on June 29, 2005 to July 31, 2005 was made on August 15, 2005 in an amount of $0.0622 per Unit, representing a monthly distribution per Unit of $0.0583. Subsequent monthly cash distributions of: (i) $0.0583 per Unit were made from August 2005 to June 2006; (ii) $0.0625 per Unit from July to November 2006; (iiii) $0.0700 per Unit from December 2006 to March 2008.

The amount of distributions remains subject to review throughout the year, and any changes to the monthly distribution amounts are subject to the approval of the Trustees.

During the years ended December 31, 2007 and 2006, Aeroplan LP declared distributions to its partners totaling $168 million and $146.5 million, respectively.

INVESTOR LIQUIDITY AND SECURITYHOLDERS' AGREEMENTS

INVESTOR LIQUIDITY AGREEMENT

The Investor Liquidity Agreement grants ACE Aviation or any entity controlled by it the right to effectively liquidate all or any portion of its LP Units and the Aeroplan GP common shares.

ACE Aviation exercised its right on March 3, 2006, March 31, 2006, December 28, 2006, January 10, 2007, and March 14, 2007 under the Investor Liquidity Agreement to exchange its LP Units and Aeroplan GP common shares into Units. As a result, as at March 14, 2007 ACE Aviation no longer held any LP Units and Aeroplan GP common shares.

ACE Aviation has also been granted demand and "piggy-back" registration rights by the Fund, subject to certain restrictions, enabling it to require the Fund to file a prospectus and otherwise assist with a public offering of Units, pursuant to the terms and conditions contained in the Investor Liquidity Agreement. In the event of a "piggy-back" offering, the Fund's financing requirements would take priority. The costs of any public offerings of Units would be borne by Aeroplan, other than the underwriters' commissions which would be borne by ACE Aviation.

ACE Aviation exercised its registration rights and closed a secondary offering of 22,000,000 Units on October 22, 2007.

SECURITYHOLDERS' AGREEMENT

On the closing of the Initial Public Offering, the Fund, the Trust, ACE Aviation, Aeroplan LP and Aeroplan GP entered into a securityholders' agreement (**Securityholders' Agreement**) governing the securityholdings in, and the business and affairs of, Aeroplan GP and Aeroplan LP. The following is a summary of certain provisions of the Securityholders' Agreement, which summary is not intended to be complete. Reference is made to the Securityholders' Agreement for a complete description and the full text of its provisions.

The Securityholders' Agreement provides that no holder of LP Units, other than the Trust, is permitted to transfer such LP Units, other than in accordance with the terms of the Investor Liquidity Agreement or the Securityholders' Agreement, unless: (i) such transfer would not require that the transferee make an offer to Unitholders to acquire such Units on the same terms and conditions under applicable securities legislation, if such LP Units, and all other outstanding LP Units, excluding the LP Units held by the Trust, were converted into Units at the then current exchange ratio in effect under the Investor Liquidity Agreement immediately prior to such transfer; or (ii) the offeror acquiring such LP Units makes a contemporaneous identical offer for the Units (in terms of price, timing, proportion of securities sought to be acquired and conditions and at the then current exchange ratio in effect under the Investor Liquidity Agreement) and does not acquire such LP Units unless the offeror also acquires a proportionate number of Units actually tendered to such identical offer. The Securityholders' Agreement also provides that the transfer of LP Units to any person or entity will be subject to such person or entity agreeing to be bound by the provisions of the Securityholders' Agreement provided that, for greater certainty, ACE Aviation's board representation rights are not transferable except to its affiliates.

As a result of the exercise by ACE Aviation on March 3, 2006, March 31, 2006, December 28, 2006, January 10, 2007, and March 14, 2007 of its right to exchange its LP Units and Aeroplan GP common shares into Units under the Investor Liquidity Agreement, the Trust currently holds all of the issued and outstanding LP Units of Aeroplan LP.

First Amendment to the Securityholders' Agreement

On March 14, 2007, ACE Aviation, the Trust and Aeroplan GP entered into an amendment to the Securityholder's Agreement to enable ACE Aviation to benefit, as a holder of Units, from the same governance rights as it benefited, prior to March 14, 2007, as a holder of LP Units and Aeroplan GP common shares (**First Amendment**). As a result of the First Amendment, ACE will continue to have the right to appoint the majority of the directors of Aeroplan GP for as long as it holds, directly or indirectly, 20% or more of the issued and outstanding Aeroplan GP common shares. Given ACE Aviation's publicly-stated intention to divest its remaining ownership of the Fund, ACE Aviation does not currently exercise its entitlement to appoint directors of Aeroplan GP.

In addition, for key governance terms, see "Management, Trustees and Directors — Governance of Aeroplan GP". For a description of the March 14, 2007 transactions, please see the section "General Development of the Business — History".

RELATED PARTY TRANSACTIONS

As at March 28, 2008, ACE Aviation holds 20.1% of the Units issued and outstanding and under the Securityholders' Agreement, as amended by the First Amendment, ACE Aviation has the ability to nominate a majority of the members of the Board of Directors. ACE Aviation is also the parent company of Air Canada.

As discussed in this Annual Information Form under "The Aeroplan Business — Accumulation Partners — Airlines", Air Canada, including its affiliates, is one of Aeroplan's largest partners, representing approximately 26% and 29% of Aeroplan Miles billed for 2007 and 2006, respectively. Air Canada, including other Star Alliance® partners, is Aeroplan's largest Redemption Partner. For 2007, 88.6% of total reported cost of rewards was paid to Air Canada, compared to 89.7% for 2006. Selling, general and administrative expenses where Air Canada was the supplier of services represented 43% and 47.5% of total reported operating expenses for 2007 and 2006.

Aeroplan has entered into several arrangements and agreements with Air Canada including the CPSA, the Database Agreement, the MSA and the GSA which are described in this Annual Information Form under "The Business — The Aeroplan Business — Long-Term Strategic Relationship with Air Canada".

The transactions between Aeroplan and Air Canada are in the ordinary course of business and accordingly are recorded at the exchange amount, representing the amount agreed between the parties. Also, refer to Note 3 of the audited consolidated financial statements of the Fund for the year ended December 31, 2007 for details on the related party transactions and balances with ACE Aviation, Air Canada and its affiliates.

Any material commercial transaction involving ACE Aviation, Air Canada or their affiliates, on the one hand, and Aeroplan LP, on the other hand, will be considered and approved by the directors of Aeroplan GP who are Independent of ACE Aviation and who are not directors or officers of ACE Aviation or its subsidiaries (other than Aeroplan GP).

MARKET FOR SECURITIES

The Units are listed for trading on the TSX under the symbol "AER.UN".

TRADING PRICE AND VOLUME

The following table shows the monthly range of high and low prices per Unit, the total monthly volumes, and the average daily volumes of Units traded on the TSX for the months of January to December 2007.

2007 Month	Price per Unit ($) Monthly High	Price per Unit ($) Monthly Low	Units Total Monthly Volume	Units Average Daily Volume
January	19.03	16.50	36,644,849	1,665,675
February	20.65	18.88	22,877,301	1,143,865
March	19.92	19.28	32,865,618	1,493,892
April	20.80	19.36	12,522,036	626,102
May	21.91	19.51	20,532,726	933,306
June	21.23	20.25	20,259,272	964,727
July	22.70	20.29	8,223,545	391,597
August	21.60	19.95	14,540,098	660,914
September	22.25	20.51	6,624,995	348,684
October	23.75	22.25	24,120,563	1,096,389
November	23.00	21.25	14,393,907	654,269
December	23.70	21.95	8,465,571	445,556

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Units is CIBC Mellon Trust Company at its principal offices in Montreal, Toronto, Vancouver, Calgary and Halifax.

MANAGEMENT, TRUSTEES AND DIRECTORS

TRUSTEES OF THE FUND

The following table sets out, as at March 28, 2008, the three individuals currently serving as Trustees of the Fund.

Name and Municipality of Residence	Position with the Fund	Principal Occupation	Trustee Since
Roman Doroniuk[1] Toronto, Ontario	Trustee	Consultant	June 21, 2005
Joanne Ferstman[1][2] Toronto, Ontario	Trustee	Executive Vice President, Corporate Secretary and Chief Financial Officer of Dundee Corporation and Executive Vice President and Chief Financial Officer of DundeeWealth Inc.	June 21, 2005
John M. Forzani[1][2] Calgary, Alberta	Trustee	Non-Executive Chairman of the Board, The Forzani Group Ltd.	January 1, 2008

(1) Member of the Audit Committee.
(2) Member of the Human Resources and Compensation Committee.

The term of office for each Trustee shall continue until he or she resigns or is replaced at a meeting of the Unitholders. Trustees are elected annually by the Unitholders. Please see the section "Description of the Fund — Trustees".

DIRECTORS OF AEROPLAN GP

The Board of Directors is comprised, as at March 28, 2008, of seven members as set out in the following table.

Name and Municipality of Residence	Position with Aeroplan	Principal Occupation	Director Since
Robert E. Brown(1)(3) Montreal, Québec	Chairman of the Board	President and Chief Executive Officer, CAE Inc	June 21, 2005
Roman Doroniuk(2) Toronto, Ontario	Director	Consultant	June 21, 2005
Rupert Duchesne Toronto, Ontario	Director	President and Chief Executive Officer, Aeroplan	June 21, 2005
Joanne Ferstman(2)(4) Toronto, Ontario	Director	Executive Vice President, Corporate Secretary and Chief Financial Officer of Dundee Corporation and Executive Vice President and Chief Financial Officer of DundeeWealth Inc.	June 21, 2005
John M. Forzani(2)(4) Calgary, Alberta	Director	Non-Executive Chairman, The Forzani Group Ltd.	July 17, 2007
Douglas D. Port(3)(4) Oakville, Ontario	Director	Consultant	July 17, 2007
Alan P. Rossy(3) Montreal, Quebec	Director	President and Chief Executive Officer, Copley Investments Inc.	July 17, 2007

(1) Is currently also a director of ACE Aviation.
(2) Member of the Audit Committee.
(3) Member of the Governance Committee.
(4) Member of the Human Resources and Compensation Committee.

OFFICERS

The following table sets out, as at March 28, 2008, for each of the current executive officers, the person's name, municipality of residence, position, principal occupation and date of start of office.

Name and Municipality of Residence	Position and Principal Occupation	Executive Officer Since
David L. Adams Beaconsfield, Québec	Executive Vice President and Chief Financial Officer of Aeroplan	July 16, 2007
Sylvie Bourget Montreal, Québec	Vice President, Marketing of Aeroplan	June 29, 2007
Rupert Duchesne Montreal, Québec	President and Chief Executive Officer of Aeroplan	August 1, 2000
Mark Hounsell, Montreal, Québec	Vice President, General Counsel and Corporate Secretary of Aeroplan	October 2, 2006
Liz Graham Pointe Claire, Québec	Chief Operations Officer of Aeroplan	November 1, 2000
André Hébert, Boucherville, Québec	Vice President, Technology and e-Business of Aeroplan	June 25, 2001
Craig Landry, Montreal, Québec	Vice President, Member Products & Services of Aeroplan	November 8, 2006
Melissa Sonberg Montreal, Québec	Vice President, Corporate Services of Aeroplan	June 25, 2001

Name and Municipality of Residence	Position and Principal Occupation	Executive Officer Since
Marc Trudeau Longueuil, Québec	Vice President, Strategy and Business Development of Aeroplan	August 1, 2000

As at March 28, 2008, the Trustees and the directors and officers of Aeroplan as a group owned, directly or indirectly, or had control or direction over 96,356 Units representing approximately 0.048% of the outstanding Units.

BIOGRAPHIES

The following are biographies of (i) the Trustees of the Fund, (ii) the directors of Aeroplan GP, and (iii) the current executive officers of Aeroplan.

David L. Adams was appointed Executive Vice President, Finance and Chief Financial Officer of Aeroplan on July 16, 2007. He has executive responsibility for the overall financial strategic direction, control, reporting and financial monitoring of Aeroplan. Before joining Aeroplan, he was Senior Vice President and Chief Financial Officer at Photowatt Technologies Inc. Prior to Photowatt, he acted as Senior Vice President Finance and Chief Financial Officer of SR Telecom Inc. Mr. Adams previously held a variety of executive finance positions at CAE Electronics Ltd., a global market leader in the production of flight simulators and control systems, including Vice President Finance and Administration. Prior to these roles, he held a number of progressively senior roles with the Bank of Nova Scotia and Clarkson Gordon (Ernst &Young). Mr. Adams is a CA and holds a Bachelor of Commerce and Finance Degree from the University of Toronto and has completed the Stanford Executive Program.

Sylvie Bourget was appointed Vice President, Marketing of Aeroplan on June 29, 2007. She leads the marketing team responsible for planning and execution of all marketing programs, customer relationship management, market research and brand intelligence. Prior to this appointment, Ms. Bourget spent two years at Aeroplan as the General Manager, Travel where she was responsible for directing the team that manages all aspects of Aeroplan's relationships with key travel and entertainment Accumulation Partners. Ms. Bourget has more than 20 years of experience in brand management, sales and marketing. Prior to joining Aeroplan, she was the Vice President of Marketing for Transat A. T. Inc. and has held senior marketing positions across the consumer packaged goods industry, namely with Ultima Foods, Seagram, Kraft and Procter and Gamble. Ms. Bourget holds a Bachelor of Business Administration from the University of Ottawa. She currently serves as the Chairperson of the European Executive Committee of the Canadian Tourism Commission.

Robert E. Brown is President and Chief Executive Officer of CAE Inc., a provider of simulation and modeling technologies as well as integrated training services for both civil aviation and defence customers. Mr. Brown is a director of CAE Inc. and ACE Aviation. He was Chairman of Air Canada from 2003 to 2004. Mr. Brown joined Bombardier Inc. in 1987 and was responsible for the Bombardier Aerospace sector from 1990 to 1999. He was President and Chief Executive Officer of Bombardier Inc. (aerospace, transportation and recreational products) from 1999 to 2002. Mr. Brown also held various senior positions in federal ministries with economic vocations, including the position of Associate Deputy Minister in the Department of Regional Industrial Expansion.

Roman Doroniuk is a consultant providing financial and strategic advisory services to a variety of companies in the healthcare, advertising and media industries. He also serves on the board of directors of The Forzani Group Ltd. Mr. Doroniuk was Executive Vice President of Magna International Inc. and Chief Operating Officer of Magna Entertainment Corp. from January 2003 to October 2003, President of Lions Gate Entertainment from October 1998 to April 2000, and Chief Financial Officer of Alliance Communications Corporation from October 1995 to September 1998. Mr. Doroniuk holds a Bachelor of Business Management from Ryerson University and is a Chartered Accountant.

Rupert Duchesne has been President and Chief Executive Officer of Aeroplan since August 2000. Prior to his current position, Mr. Duchesne served as Chief Integration Officer, overseeing the merger of Air Canada and Canadian Airlines International. He also served Air Canada as Senior Vice President, International and Vice President, Marketing. Prior to joining Air Canada, Mr. Duchesne served as Vice President, Worldwide Aviation Practice for Mercer Management Consultants during the period 1994 to 1996. Mr. Duchesne was Co-owner and Director of LCB Consultants from 1989 to 1994, when the firm was purchased by Mercer. Mr. Duchesne holds a

Bachelor of Science (Honours) degree in Pharmacology from the University of Leeds, England and a Masters in Business Administration from Manchester Business School, The University of Manchester, England. Mr Duchesne serves on the Board of Trustees as a Vice President of the Art Gallery of Ontario, as well as on the Boards of the NeuroScience Canada Foundation and Partnership, Business for the Arts, the Luminato Festival, and CÉRIUM at the Université de Montréal.

Joanne Ferstman is Executive Vice President, Corporate Secretary and Chief Financial Officer of Dundee Corporation, and Executive Vice President and Chief Financial Officer of DundeeWealth Inc. She is also a trustee of Dundee Real Estate Investment Trust and a director of Breakwater Resources Ltd. Ms. Ferstman holds a Bachelor of Commerce from McGill University and is a Chartered Accountant.

John M. Forzani is the founder and Chairman of the Board of The Forzani Group Ltd. and currently acts as its Non-Executive Chairman. He has served as one of its directors since 1974. Mr. Forzani has a business degree from Utah State University and is a former Calgary Stampeder. Mr. Forzani is former Chairman of the Canadian Sporting Goods Association and he is also very involved in charitable fundraising events, on a major scale, across Canada.

Liz Graham has been Chief Operations Officer of Aeroplan since June 2007. In this role, she is responsible for corporate plan delivery, business performance monitoring and new business integration. Additionally, she leads Aeroplan's operations team, which incorporates all aspects of Aeroplan's contact centres, technology and e.Business. Ms. Graham joined Aeroplan in November 2000, and previously held the roles of Vice President, Customer Service, and Vice President Operations. Prior to her appointment to Aeroplan, Ms. Graham held the position of Vice President Airports for Air Canada where she was responsible for all airport and cargo operations in North America. Over the period from 1973 to 2000, Ms. Graham held a variety of increasingly senior roles at Air Canada, including General Manager Call Centres and Aeroplan, Senior Director, Customer Service Support, Senior Director, Business Development Alliances and Regionals, and General Manager, Customer Service Europe.

André Hébert has held the position of Vice President, Technology and e-Business for Aeroplan since 2001. Prior to his appointment to Aeroplan, Mr. Hébert held the position of Director, Call Centre Technology at Air Canada, where he held progressively more senior technology roles over the period from 1989 to 2001. Prior to joining Air Canada, Mr. Hébert held various management positions with Unisys from 1981 to 1989. Mr. Hébert holds a Bachelor's degree in Commerce and a Master's degree in Business Administration from l'École des Hautes Études Commerciales de Montréal.

Mark Hounsell was appointed Vice President & General Counsel in October 2006 and Corporate Secretary in November 2006. He has overall responsibility for the development and management of the legal framework for Aeroplan's business, providing support and counsel for corporate, commercial, litigation, labour and employment activities, as well as leadership of the enterprise's corporate governance, privacy and ethics portfolios. Prior to joining Aeroplan, from 1997 to 2006, Mr. Hounsell held various senior positions within the BCE group of companies, most recently as Assistant General Counsel for Bell Canada. In this role, Mr. Hounsell was responsible for managing Bell's legal commercial group to service the needs of Bell's Quebec enterprise operations. Mr. Hounsell's previous work with BCE concentrated on M&A, financing initiatives and corporate governance, as well as various counsel positions at Bell Canada International Inc., including the position of Vice-President, Law and Corporate Secretary. After having received his degree in law at the Université de Montréal in 1991 and having been called to the Quebec Bar in 1992, Mr. Hounsell worked in private practice with the Montreal law firms of Desjardins Ducharme (1994-1997) and De Grandpré Chait (1992-1994).

Craig Landry is Vice President, Member Products and Services. Mr. Landry leads a member centric organization with overall commercial responsibility for the member value proposition. Key areas of responsibility include product design and innovation, product management, membership development, segment management, reward products and supplier chain management, and profitability/cost management. Prior to Aeroplan, Mr. Landry joined Air Canada in 1994 and held a variety of positions within Marketing. As a Pricing and Revenue Management specialist, Mr. Landry provided leadership to many projects at the airline, including the launch of Star Alliance®, the integration of Canadian Airlines, and the launches of Tango and Zip. Mr. Landry joined Aeroplan in 2003 as Director, Reward Management, later holding the positions of Vice President, Rewards and Vice President, Marketing. Since his arrival at Aeroplan, Mr. Landry has led several corporate initiatives, such as ClassicPlus Flight™ Rewards and the introduction of many new reward product lines, including car, hotel, vacation,

merchandise, gift cards and unique experiential rewards. Originally from Halifax, Nova Scotia, Mr. Landry holds an MBA and a Bachelor of Arts, both from McGill University.

Douglas D. Port is a consultant providing advisory services on airport issues and tourism development. He has over 30 years experience in airline transportation, including 11 years as an executive with Air Canada, where he led major portfolios such as Airports, International, Marketing and Sales, Sales and Product Distribution, Corporate Affairs and Government Relations, Corporate Communications, and latterly Customer Service. He also served as Chairman of the Air Transport Association of Canada, Chairman of Galileo Canada (computer reservation system) and Chairman and CEO of Air Canada Vacations.

Alan P. Rossy is President and Chief Executive Officer of Copley Investments Inc., a real estate company which purchases, develops and leases properties in Montreal and Toronto. Mr. Rossy was Executive Vice-President of Store Operations at Dollarama L. P., a national chain of dollar stores operating at the 1$ or less price point, from 1991 to 2007. His responsibilities included new store growth, sales, merchandising, advertising and human resources consulting. A founding family member of Dollarama and current shareholder, Mr. Rossy continues to serve in a consulting role. Mr. Rossy serves on the Board of Directors of Selwyn House School, a private boys school in Westmount, Quebec. He is also a Director of the Montreal Children's Hospital Corporate Appeal Board. Mr. Rossy graduated in 1985 from McGill University with a Bachelor's of Arts, majoring in Economics.

Melissa Sonberg was appointed Vice President, Corporate Resources for Aeroplan in June 2001 and took on the portfolio of Corporate Services in October 2006. In this role, Melissa oversees all aspects of Aeroplan's human resources, corporate communications, and corporate social responsibility programs. Ms. Sonberg currently sits on the Boards of Directors of the Carbon Reduction Fund, a not-for-profit organization with the mission to seek out, develop and secure high-quality carbon offsets for voluntary offset markets, and the Royal Victoria Hospital Foundation. Ms. Sonberg has held a number of senior management positions at Air Canada, including Director of Organizational Learning and Director – Customer Service Communication, Employee Involvement and Training, building on several years of leadership roles in Quebec's health and social services sector. Melissa holds a Bachelor's degree in Psychology from McGill University and a Master of Administration from the University of Ottawa.

Marc Trudeau, Vice President, Strategy and Business Development, began his career at Air Canada in 1985 managing various marketing capacities, such as Product Management, Commercial and Corporate Strategy, Market Segmentation, Customer Database Management and Marketing Communications, and joined Aeroplan in 1994. Mr. Trudeau is an HEC graduate in Finance and holds an MBA in International Marketing from McGill University.

GOVERNANCE OF AEROPLAN GP

The securityholdings in, and the business and affairs of, Aeroplan GP and Aeroplan LP are governed by the Securityholders' Agreement entered into on the closing of the Initial Public Offering which provided that:

- the Board of Directors shall be initially comprised of nine (9) members;
- ACE Aviation, in its sole discretion, was initially entitled to appoint all of the directors of Aeroplan GP, except for two directors, so long as it owned a majority of Aeroplan GP common shares and LP Units;
- the trustees of the Fund would be entitled to appoint four (4) directors in circumstances where ACE Aviation held less than 50% but 20% or more of the Aeroplan GP common shares and LP Units; and
- ACE Aviation, in its sole discretion, could establish the number of directors of the Board of Directors so as to increase or decrease the number of directors it would be entitled to appoint on the Board of Directors, so long as it owned 20% or more of the Aeroplan GP common shares and LP Units.

The Securityholders' Agreement also provides that while ACE Aviation or a subsidiary of ACE Aviation is a party to the CPSA, ACE Aviation shall be entitled to appoint two directors of Aeroplan GP, irrespective of its level of ownership of Units.

On March 14, 2007, ACE Aviation exercised its right under the Investor Liquidity Agreement to exchange the remainder of its LP Units and Aeroplan GP common shares into Units and, as a result, ACE Aviation no longer holds any LP Units and Aeroplan GP common shares. However, pursuant to the First Amendment entered into between ACE Aviation, the Trust, and Aeroplan GP on March 14, 2007, ACE Aviation will continue to have the right to appoint the majority of directors of Aeroplan GP for as long as it holds, directly or indirectly, 20% or more of the issued and outstanding Aeroplan GP common shares. Please see the sections "General Development of the Business — History" and "Investor Liquidity and Securityholders' Agreements — First Amendment to the Securityholders' Agreement".

Following ACE Aviation's special distributions of Units to its shareholders in 2006 and 2007 and the closing of the secondary offering of 22,000,000 Units by ACE Aviation on October 22, 2007, ACE Aviation holds, as at March 28, 2008, 40,292,088 Units, representing 20.1% of the issued and outstanding Units.

ACE Aviation has publicly stated that it intends to divest its remaining ownership in the Fund. Concurrent with this process and as part of the Fund's continuous evolution, certain changes were made to the composition of the Board of Directors and Board of Trustees since July 2007.

Effective July 17, 2007, Messrs. Ingersoll and Warden resigned as directors of Aeroplan GP and Messrs. Forzani, Port and Rossy were appointed to the Board of Directors. Effective January 1, 2008, Messrs. Attali, Milton and Yontef resigned as directors of Aeroplan GP and Messrs Johnson, McLennan and Richardson stepped down as Trustees. In addition, as of January 1, 2008, in light of Mr. Milton's departure, Mr. Brown was appointed Chairman of the Board.

Aeroplan GP has not received notice from ACE Aviation that it wishes to exercise its entitlement under the Securityholders' Agreement to nominate a majority of the members of the Board of Directors. As a result, the size of the Board of Directors and the identity of its members will ultimately be determined by the Trustees.

The term of office for each director of Aeroplan GP shall continue until he or she resigns or is replaced at a meeting of shareholders of Aeroplan GP, subject to the requirements of the Securityholders' Agreement. The party entitled to direct the appointment of directors can require the removal or replacement of members of the Board of Directors that it has designated at any time and at its sole discretion.

COMMITTEES OF THE BOARD OF DIRECTORS OF AEROPLAN GP AND THE TRUSTEES OF THE FUND

The Board of Directors, together with the Trustees of the Fund, have a joint Audit Committee, a joint Governance Committee and a joint Human Resources and Compensation Committee.

AUDIT COMMITTEE

The primary purpose of the Audit Committee is to assist the Board of Directors and the Trustees of the Fund in fulfilling their responsibilities of oversight and supervision of the accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, and the quality and integrity of financial statements.

Charter of the Audit Committee

The charter of the Audit Committee, as approved on February 6, 2006 and amended March 28, 2008, is set out in Schedule A to this Annual Information Form.

Composition of the Audit Committee

The Audit Committee is composed of three members, as follows: Roman Doroniuk, Joanne Ferstman and John Forzani. Each member of the Audit Committee is independent of each of the Fund and Aeroplan LP and financially literate as required under *Multilateral Instrument 52-110 – Audit Committees.*

Relevant Education and Experience of the Audit Committee Members

In addition to each member's general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member is as follows:

(i) Roman Doroniuk is a consultant providing financial and strategic advisory services to a variety of companies in the healthcare, advertising and media industries. He also serves on the board of directors of The Forzani Group Ltd. Mr. Doroniuk was Executive Vice President of Magna International Inc. and Chief Operating Officer of Magna Entertainment Corp. from January 2003 to October 2003, President of Lions Gate Entertainment from October 1998 to April 2000, and Chief Financial Officer of Alliance Communications Corporation from October 1995 to September 1998. Mr. Doroniuk holds a Bachelor of Business Management from Ryerson University and is a Chartered Accountant.

(ii) Joanne Ferstman is Executive Vice President, Corporate Secretary and Chief Financial Officer of Dundee Corporation, and Executive Vice President and Chief Financial Officer of DundeeWealth Inc. She is also a trustee of Dundee Real Estate Investment Trust and a director of Breakwater Resources Ltd. Ms. Ferstman holds a Bachelor of Commerce from McGill University and is a Chartered Accountant.

(iii) John M. Forzani is the founder and Chairman of the Board of The Forzani Group Ltd. and currently acts as its Non-Executive Chairman. He has served as one of its directors since 1974. Mr. Forzani has a business degree from Utah State University. Mr. Forzani is former Chairman of the Canadian Sporting Goods Association.

Pre-approval Policies and Procedures

The Audit Committee reviews and approves the nature of all non-audit services, as permitted by securities legislation and regulations, to be provided the Fund's and Aeroplan LP's external auditor prior to the commencement of such work. In this regard, the Audit Committee will prepare a report for presentation to the Unitholders and holders of LP Units quarterly or annually, as required, regarding the Audit Committee's approval of such non-audit services in the period.

The Audit Committee will also require and review a report from the external auditor, if deemed appropriate by the Audit Committee, of all relationships between the external auditor and its related entities and the Fund and Aeroplan LP and their related entities, including all work performed and fees paid for such work of a non-audit nature, that in the external auditor's professional judgment may reasonably be perceived to bear on its objectivity and independence and confirming that in the external auditor's professional judgment it is independent of the Fund and Aeroplan LP and discuss this report with the external auditor in order to evaluate the objectivity and independence of the external auditor. The Audit Committee will also review steps taken by the external auditor to address any findings in any of the foregoing reviews.

Audit Fees

PricewaterhouseCoopers LLP has served as auditors of Aeroplan since 2002 and as auditors of the Fund since its inception on May 12, 2005.

Fees payable for the years ended December 31, 2007 and December 31, 2006 to PricewaterhouseCoopers LLP and its affiliates are $2,413,240 and $1,139,371, respectively, as detailed below:

	Year ended December 31, 2007	Year ended December 31, 2006
Audit fees	$1,086,144	$755,250
Audit-related fees	$206,000	$30,000
Tax fees	Nil	Nil

All other fees	$1,121,096	$354,121
	$2,413,240	$1,139,371

The nature of each category of fees is described below.

Audit fees. Audit fees were paid for professional services rendered for the audit of the Fund's annual financial statements and Aeroplan LP's annual financial statements and for services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-related fees. In 2006, audit-related fees were paid for professional services rendered in connection with procedures performed in respect of certain contractual obligations relating to one of Aeroplan LP's Accumulation Partners. In 2007, audit-related fees were paid for professional services rendered in connection with the secondary offering of 22,000,000 Units held by ACE Aviation.

All other fees. In 2006 and 2007, other fees were paid for professional services rendered with respect to the translation of the prospectus and other documents of the Fund and review of quarterly reporting by the Fund and Aeroplan LP. Additionally, in 2007, other fees were paid for professional services rendered with respect to the acquisition of LMG.

Most of the audit and other fees paid to PricewaterhouseCoopers LLP and its affiliates in 2007 and 2006 relate to services rendered to Aeroplan LP.

INDEPENDENT REVIEW PROCESS

Any material commercial transaction involving ACE Aviation, Air Canada or their affiliates, on the one hand, and Aeroplan LP, on the other hand, shall be considered and approved by the directors of Aeroplan GP who are Independent of ACE Aviation and who are not directors or officers of ACE Aviation or its subsidiaries (other than Aeroplan GP).

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

To the knowledge of the Fund and Aeroplan, in the last ten years, no Trustee of the Fund, no Trust's Trustee, nor any director or executive officer of Aeroplan, is or has been a director or executive officer of any company (including any personal holding company) that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to an exemption under securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except as set out below:

(i) Robert E. Brown was a director of Air Canada when Air Canada filed for protection under the CCAA on April 1, 2003 and became Chairman of Air Canada on May 13, 2003. Robert E. Brown was a director of Nortel Networks Corporation when, on or about May 31, 2004, cease trade orders were issued against directors, officers and certain other current and former employee of Nortel Networks Corporation and Nortel Networks Limited (Nortel Networks). The management cease trade orders were imposed in response to the failure by Nortel Networks to file certain financial statements with the Canadian securities regulators;

(ii) Roman Doroniuk was a director of Canadian Airlines Corporation when Canadian Airlines Corporation initiated bankruptcy proceedings under the CCAA;

(iii) Rupert Duchesne was President and Chief Executive Officer, Aeroplan when Air Canada filed for protection under the CCAA on April 1, 2003; and

(iv) Douglas D. Port was Senior Vice President, Customer Service, Air Canada when Air Canada filed for protection under the CCAA on April 1,2003.

PENALTIES OR SANCTIONS

To the knowledge of the Fund and Aeroplan, no Trustee, no Trust's Trustee, nor any director or executive officer of Aeroplan, nor any personal holding company thereof, (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

PERSONAL BANKRUPTCIES

To the knowledge of the Fund and Aeroplan, in the last ten years, no Trustee of the Fund, no Trust's Trustee, nor any director or executive officer of Aeroplan, nor any personal holding company thereof, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, has become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets or the assets of his or her holding company.

CONFLICTS OF INTEREST

Except as disclosed in the section "Material Interest of Management and Others in Transactions" and elsewhere herein, no Trustee of the Fund, no Trust's Trustee, nor any director or senior officer of Aeroplan or other insider of Aeroplan, nor any associate or affiliate of the foregoing persons, has any existing or potential material conflict of interest with the Fund, the Trust, Aeroplan, or any of their subsidiaries.

PROMOTER

Aeroplan LP may be considered to be a promoter of the Fund by reason of its initiative in organizing the business and affairs of the Fund.

INTEREST OF EXPERTS

PricewaterhouseCoopers LLP are the auditors of the Fund and have advised that they are independent with respect to the Fund within the meaning of the Rules of Professional Conduct of the Ordre des comptables agréés du Québec.

MATERIAL INTEREST OF MANAGEMENT AND OTHERS IN TRANSACTIONS

Other than as set out below or described elsewhere in this Annual Information Form, none of the directors, trustees or executive officers, as applicable, of (i) the Fund, (ii) ACE Aviation, or (iii) any associate or affiliate of the persons referred to in (i) and (ii), has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Fund or any of its subsidiaries.

Aeroplan is a party to the following agreements with ACE Aviation or Air Canada, Air Canada being a corporation of which, at the current date, 75% of its outstanding shares are held directly by ACE Aviation:

(i) the CPSA;

(ii) the MSA;

(iii) the GSA;

(iv) the subscription agreement entered into between the Fund, the Trust, ACE Aviation, Aeroplan LP and Aeroplan GP on the closing of the Initial Public Offering;

(v) the Investor Liquidity Agreement; and

(vi) the Securityholders' Agreement and the First Amendment.

For a description of such agreements, see "The Aeroplan Business — Long-Term Strategic Relationship with Air Canada", "Investor Liquidity and Securityholders' Agreements — Investor Liquidity Agreement", "Investor Liquidity and Securityholders' Agreements — Securityholders' Agreement", and "Investor Liquidity and Securityholders' Agreements — First Amendment to the Securityholders' Agreement".

MATERIAL CONTRACTS

Except for those contracts entered into in the ordinary course of business of the Fund, the Fund and/or its subsidiaries, as the case may be, entered into the following material contracts: (i) before the most recently completed financial year, and these contracts are still in effect at the current time; or (ii) during the financial year ended December 31, 2007:

(i) the Fund Declaration of Trust, described under "Description of the Trust";

(ii) the Trust Declaration of Trust, described under "Description of the Trust";

(iii) the Trust Note Indenture, described under "Description of the Trust";

(iv) the Aeroplan LP Partnership Agreement, described under "Description of Aeroplan LP";

(v) the Securityholders' Agreement and the First Amendment;

(vi) the Investor Liquidity Agreement, described under "Investor Liquidity and Securityholders' Agreements";

(vii) the credit agreement creating the Existing Credit Facilities, as amended by an amendment No. 1 dated as of December 23, 2005, an amendment No. 2 dated as of August 26, 2006 and Amendment No. 3, described under "The Business — The Aeroplan Business – Debt Financing";

(viii) the credit agreement creating the Bridge Facility, described under "The Business — The Aeroplan Business – Debt Financing";

(ix) the underwriting agreement dated October 5, 2007 among ACE Aviation, the Fund, the Trust, Aeroplan LP, Aeroplan GP, RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., TD Securities Inc, Merrill Lynch Canada Inc., National Bank Financial Inc., Canaccord Capital Corporation, Raymond James Ltd., Blackmont Capital Inc., Desjardins Securities Inc., Dundee Securities Corporation and Research Capital Corporation for the secondary offering of 22,000,000 Units by ACE Aviation; and

(x) the GSA.

ADDITIONAL INFORMATION

Additional information relating to the Fund may be found on SEDAR at www.sedar.com.

Additional financial information is provided in the audited consolidated financial statements and management's discussion and analysis of Aeroplan LP for the year ended December 31, 2007.

The Fund will, upon request to the Secretary of the Fund, 5100 de Maisonneuve Boulevard West, Montreal, Québec, H4A 3T2, provide to any person or company, the documents specified below:

(a) when the Fund is in the course of a distribution of its securities under a short form prospectus, or has filed a preliminary short form prospectus in respect of a proposed distribution of its securities:

(i) one copy of the Fund's latest annual information form, together with one copy of any document or the pertinent pages of any document, incorporated therein by reference;

(ii) one copy of the comparative Consolidated Financial Statements of the Fund for the most recently completed financial year for which financial statements have been filed, together with the Auditors' Report thereon, and one copy of any interim consolidated financial statements of the Fund for any period after its most recently completed financial year;

(iii) one copy of the information circular of the Fund in respect of its most recent annual meeting of Unitholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under subparagraphs (i) to (iii); or

(b) at any other time, the Fund shall provide to any person or company one copy of any of the documents referred to in items (i), (ii) and (iii) of paragraph (a) above, provided that the Fund may require the payment of a reasonable charge if the request is made by a person or company who is not a holder of the Fund 's securities.

GLOSSARY OF TERMS

"**2007 Lenders**" has the meaning ascribed thereto under "The Business — The Aeroplan Business — Debt Financing";

"**AC Flights**" means the flights operated by Air Canada and its affiliate, Jazz, and certain other carriers under the "AC" code;

"**Accumulation Partners**" means partners that purchase loyalty marketing services, including Aeroplan Miles and Nectar Points;

"**ACE Aviation**" means ACE Aviation Holdings Inc., a corporation incorporated under the CBCA;

"**ACE Aviation Plan of Arrangement**" has the meaning ascribed thereto under "General Development of the Business — History";

"**Acquisition Agreement**" has the meaning ascribed thereto under "General Development of the Business — History";

"**Acquisition Facility**" has the meaning ascribed thereto under "The Business — The Aeroplan Business — Debt Financing";

"**Acquisition Promissory Note**" means the promissory note issued by Aeroplan LP in favour of the Predecessor Partnership, as partial consideration under the Acquisition Agreement, in an amount equal to $125 million, representing (i) the $300 million drawn at the closing of the Initial Public Offering by Aeroplan LP under the Existing Credit Facilities, less (ii) $168 million, representing the amount used at the closing of the Initial Public Offering by Aeroplan LP to fund the portion of the Aeroplan Miles Redemption Reserve not funded by the net proceeds of the Initial Public Offering and $7 million, representing the amount used at the closing of the Initial Public Offering by Aeroplan LP to fund certain capital expenditures;

"**Additional Term Facility**" has the meaning ascribed thereto under "The Business — The Aeroplan Business — Debt Financing";

"**Adjusted EBITDA**" means EBITDA adjusted for certain factors particular to Aeroplan's business, such as changes in deferred revenue and Future Redemption Costs. Adjusted EBITDA is not a measurement based on GAAP and is not considered an alternative to operating income or net income in measuring performance;

"**Aeroplan**" or "**Aeroplan LP**" means Aeroplan Limited Partnership, a limited partnership established under the laws of the Province of Québec on June 21, 2005 and, where the context requires, its subsidiaries and associated companies;

"**Aeroplan GP**" means Aeroplan Holding GP Inc., a corporation incorporated under the CBCA on June 16, 2005 to act as the general partner of Aeroplan;

"**Aeroplan GP common shares**" means the common shares of Aeroplan GP;

"**Aeroplan LP Partnership Agreement**" means the Aeroplan LP limited partnership agreement dated June 21, 2005, as amended on September 29, 2005;

"**Aeroplan Material Change**" has the meaning ascribed thereto under "The Business — The Aeroplan Business — Long-Term Strategic Relationship with Air Canada — CPSA";

"**Aeroplan Miles**" means the miles accumulated by Aeroplan members under the Aeroplan Program since January 1, 2002 and, where the context requires, Air Canada Miles;

"**Aeroplan Miles Redemption Reserve**" has the meaning ascribed thereto under "The Business — Aeroplan Miles Redemption Reserve";

"**Aeroplan Program**" means the loyalty marketing program operated by Aeroplan;

"**Air Canada Material Change**" has the meaning ascribed thereto under 'The Business — The Aeroplan Business — Long-Term Strategic Relationship with Air Canada — CPSA";

"**Air Canada Miles**" means the miles issued by Air Canada prior to January 1, 2002;

"**Amendment No. 3**" has the meaning ascribed thereto under "The Business — The Aeroplan Business — Debt Financing";

"**AMEX**" means Amex Bank of Canada;

"**AMEX Agreement**" means, collectively, (a) the co-brand program agreement dated as of January 1, 2004, among Air Canada, Aeroplan LP and AMEX relating to co-branded cards, and (b) the membership rewards program agreement dated as of January 1, 2004, among Air Canada, Aeroplan LP and AMEX;

"**Audit Committee**" means the Audit, Finance and Risk Committee;

"**Avenue Rewards**" means the air rewards made available to Aeroplan members in addition to ClassicFlight™ Rewards in April 2004 and replaced by ClassicPlus Flight™ Rewards in October 2006;

"**Average Cost of Rewards per Mile**" means, for any reporting period, the cost of rewards for the period divided by the number of Aeroplan Miles and Nectar Points redeemed for rewards during the period;

"**Board of Directors**" means the board of directors of Aeroplan GP;

"**Board of Trustees**" means the board of trustees of the Fund;

"**Book-Entry System**" has the meaning ascribed thereto under "Description of the Fund — Book-Entry System";

"**Breakage**" means estimated Aeroplan Miles and Nectar Points sold which are not expected to be redeemed. By its nature, Breakage is subject to estimates and judgement. Management's current best estimate of Breakage is 17% of Aeroplan Miles sold. The Breakage associated with the Nectar Program is similar in magnitude to that of the Aeroplan Program;

"**Bridge Facility**" has the meaning ascribed thereto under "The Business — The Aeroplan Business — Debt Financing";

"**Broken Miles**" means Air Canada Miles, Aeroplan Miles and Nectar Points issued, but not expired and not expected to be redeemed;

"**CAW**" means the National Automobile, Aerospace, Transportation and General Workers Union of Canada, Local 2002;

"**CBCA**" means the *Canada Business Corporations Act*, as amended;

"**CCAA**" means the *Companies' Creditors Arrangement Act*, as amended;

"**CDS**" means The CDS Clearing and Depository Services Inc.;

"**CDS Participant**" has the meaning ascribed thereto under "Description of the Fund — Book-Entry System";

"**CIBC**" means Canadian Imperial Bank of Commerce;

"**CIBC Agreement**" means the credit card agreement dated April 16, 2003 between CIBC and Air Canada, as amended, and as assigned by Air Canada to Aeroplan LP on July 5, 2004;

"**ClassicFlight™ Rewards**" means the basic air rewards available to Aeroplan members currently representing 8% of Air Canada and Jazz seat capacity;

"**ClassicPlus Flight™ Rewards**" means the air rewards made available in October 2006 to Aeroplan members in addition to ClassicFlight™ Rewards;

"**Commercial Partners**" means Accumulation Partners and Redemption Partners;

"**CPSA**" has the meaning ascribed thereto under "The Business — The Aeroplan Business — Long-Term Strategic Relationship with Air Canada";

"**Credit Facilities**" has the meaning ascribed thereto under "The Business — The Aeroplan Business — Debt Financing";

"**CTA**" means the Canadian Transportation Agency;

"**Data Protection Act**" means the *Data Protection Act 1998*;

"**Database Agreement**" has the meaning ascribed thereto under "The Business — The Aeroplan Business — Long-Term Strategic Relationship with Air Canada";

"**Distributable Cash**" has the meaning ascribed thereto under "Description of Aeroplan LP — Distributions". Distributable Cash is not a measurement based on GAAP and should not be seen as a measurement of liquidity or a substitute for comparable metrics prepared in accordance with GAAP. Distributable Cash is generally used by Canadian open-ended trusts as an indicator of financial performance. Distributable Cash may differ from similar calculations as reported by other entities and, accordingly, may not be comparable to Distributable Cash as reported by such entities;

"**EBITDA**" means Earnings Before Interest, Taxes, Depreciation and Amortization;

"**Exchange Notes**" means, collectively, the Series 2 Exchange Notes and Series 3 Exchange Notes of a wholly-owned subsidiary of the Fund;

"**ExchangeCo**" has the meaning ascribed thereto under "Description of the Fund — Activities of the Fund";

"**Existing Credit Facilities**" has the meaning ascribed thereto under "The Business — Debt Financing";

"**Existing Lenders**" has the meaning ascribed thereto under "The Business — The Aeroplan Business — Debt Financing";

"**Federal Privacy Act**" has the meaning ascribed thereto under "The Business — Regulatory — Privacy";

"**Finance**" has the meaning ascribed thereto under "Risks and Uncertainties Affecting the Business — Risks Related to the Structure of the Fund — Income Tax Matters";

"**First Amendment**" has the meaning ascribed thereto under "Investor Liquidity and Securityholders' Agreements — First Amendment to the Securityholders' Agreement";

"**Fund**" means Aeroplan Income Fund, an unincorporated, open-ended trust established under the laws of the Province of Ontario and, where the context requires, its subsidiaries and associated companies;

"**Fund Declaration of Trust**" means the declaration of trust dated May 12, 2005 as amended by an amended and restated declaration of trust dated June 21, 2005, pursuant to which the Fund is established, as may be amended from time to time;

"**Future Redemption Costs**" means the total estimated liability of the future cost of rewards for Aeroplan Miles and Nectar Points which have been sold and remain outstanding, net of Breakage, and valued at the latest available Average Cost of Rewards per Mile experienced during the most recent quarter (for interim periods) or fiscal year (for annual reporting purposes);

"**GAAP**" means generally accepted accounting principles in Canada;

"**Governance Committee**" means the Governance and Corporate Matters Committee;

"**Gross Billings**" means gross proceeds from the sale of Aeroplan Miles or Nectar points, as applicable;

"**GSA**" has the meaning ascribed thereto under "The Business — The Aeroplan Business — Long-Term Strategic Relationship with Air Canada";

"**HMRC**" means Her Majesty's Revenue & Customs;

"**Independent**" means independent as defined in *National Policy 58-201 — Corporate Governance Guidelines*;

"**Initial Public Offering**" means the offering of 25,000,000 Units issued and sold by the Fund pursuant to the prospectus of the Fund dated June 22, 2005;

"**Investor Liquidity Agreement**" means the Investor Liquidity Agreement entered into on the date of the closing of the Initial Public Offering by the Fund, the Trust, ACE Aviation, Aeroplan LP and Aeroplan GP;

"**Jazz**" means Jazz Air LP;

"**LMG**" means Loyalty Management Group Limited, a corporation incorporated under the laws of the United Kingdom and, where the context requires, its subsidiaries and associated companies;

"**LP Units**" means the limited partnership units of Aeroplan LP;

"**Maintenance Capital Expenditures**" means expenditures incurred to sustain the operations of Aeroplan's productive capacity;

"**management**" means the management of Aeroplan;

"**Mileage Expiry Policy**" has the meaning ascribed thereto under "The Business — The Aeroplan Business — Members — Membership";

"**MBNA**" means MBNA America Bank, N.A.;

"**MSA**" has the meaning ascribed thereto under "The Business — The Aeroplan Business — Long-Term Strategic Relationship with Air Canada";

"**Nectar Points**" means the currency accumulated by members under the Nectar Program;

"**Nectar Program**" or "**Nectar**" means the loyalty marketing program owned and operated by LMG;

"**Non-Resident Beneficiaries**" has the meaning ascribed thereto under "Description of the Fund — Limitation on Non-Resident Ownership";

"**Non-Residents**" has the meaning ascribed thereto under "Description of the Fund — Limitation on Non-Resident Ownership";

"**Normal Growth Guidelines**" has the meaning ascribed thereto under "Risks Related to the Structure of the Fund";

"**October 31, 2006 Market Capitalization**" has the meaning ascribed thereto under "Risks and Uncertainties Affecting the Business — Risks Related to the Structure of the Fund — Income Tax Matters";

"**Ordinary Resolution**" means a resolution passed by a majority of the votes cast at a meeting of the Unitholders;

"**Over-Allotment Option**" has the meaning ascribed thereto under "General Development of the Business — History";

"**Plans**" means trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act;

"**Points Update Mailings**" means the primary direct mail method through which LMG communicates with members;

"**Predecessor Partnership**" has the meaning ascribed thereto under "General Development of the Business — History";

"**Redemption Date**" has the meaning ascribed thereto under "Description of the Fund — Redemption at the Option of Unitholders";

"**Redemption Partners**" means partners that offer air travel and other rewards to members upon redemption of their Aeroplan Miles or Nectar Points;

"**Redemption Price**" has the meaning ascribed thereto under "Description of the Fund — Redemption at the Option of Unitholders";

"**Revolving Facility**" has the meaning ascribed thereto under "The Business — The Aeroplan Business — Debt Financing";

"**RMMEL**" means Rewards Management Middle East Limited;

"**RPI**" means the Retail Price Index in the United Kingdom as defined by the Office for National Statistics;

"**S&P**" means Standard & Poor's Rating Services, a division of The McGraw — Hill Companies Inc.;

"**Securityholders' Agreement**" has the meaning ascribed thereto under 'Investor Liquidity and Securityholders' Agreements — Securityholders' Agreement";

"**SIFT**" – means specified investment flow-through entity;

"**SIFT Rules**" – means legislation forming part of Bill-C-52, Budget Implementation Act, 2007, implementing certain proposals announced by the Minister of Finance (Canada) on October 31, 2006 to change the manner in which certain flow-through entities and the distributions from such entities are taxed;

"**SIFT Trust**" has the meaning ascribed thereto under "Risks Related to the Structure of the Fund — Nature of Distributions";

"**Special Resolution**" means a resolution passed by the affirmative vote of the holders of not less than 66 2/3% of the Units who voted in respect of that resolution at a meeting at which a quorum was present or a resolution or

instrument signed in one or more counterparts by the holders of not less than $66^{2/3}$% of the Units entitled to vote on such resolution;

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, as amended;

"**Term Facility**" has the meaning ascribed thereto under "The Business — The Aeroplan Business — Debt Financing";

"**Trademark License Agreements**" has the meaning ascribed thereto under "The Business — The Aeroplan Business — Long-Term Strategic Relationship with Air Canada";

"**Trust**" means Aeroplan Trust, an unincorporated, open-ended trust established under the laws of the Province of Ontario;

"**Trust Declaration of Trust**" means the declaration of trust pursuant to which the Trust was established on June 21, 2005, as may be amended from time to time;

"**Trust Note Indenture**" has the meaning ascribed thereto under "Description of the Trust — Trust Notes";

"**Trust Notes**" means, collectively, the Series 1 Trust Notes, Series 2 Trust Notes and Series 3 Trust Notes of the Trust;

"**Trust Units**" means units of the Trust;

"**Trustee**" or "**Trustees**" means the trustees of the Fund or any one such trustee;

"**Trust's Trustees**" means the trustees of the Trust;

"**TSX**" means the Toronto Stock Exchange;

"**Unitholders**" means the holders of Units;

"**Units**" means units of the Fund; and

"**VAT**" means Value Added Tax.

SCHEDULE A

CHARTER OF THE AUDIT, FINANCE AND RISK COMMITTEE
(Committee)

OF THE BOARD OF DIRECTORS OF AEROPLAN HOLDING GP INC.
(Corporation)

AND OF THE BOARD OF TRUSTEES OF AEROPLAN INCOME FUND
(Fund)

1. Structure, Qualifications

The Committee shall be composed of not less than three directors and/or trustees, all of whom shall meet the independence, experience and other membership requirements under applicable laws, rules and regulations as determined by the Board of Directors and the Board of Trustees (collectively, **Board**). The members of the Committee shall have no relationships with management, the Corporation, the Fund and their related entities that in the opinion of the Board may interfere with their independence. In addition, a Committee member shall not receive, other than for service on the Board or the Committee or other committees of the Board, any consulting, advisory, or other compensatory fee from the Corporation, the Fund or any of their related parties or subsidiaries. The members of the Committee shall possess the mix of characteristics, experiences and skills to provide an appropriate balance for the performance of the duties of the Committee and in particular each member of the Committee shall be *financially literate*.

2. Procedure

(a) A quorum of the Committee shall be a majority of the members, and a majority of the members present shall be required to pass a resolution of the Committee. The Committee shall be responsible to the Board. The Chairman and the members of the Committee shall be appointed annually by the Board.

(b) The Committee shall meet at least quarterly at the call of the Chairman of the Committee.

(c) An "in-camera" session of the members of the Committee shall be held as part of each meeting of the Committee.

(d) Meetings may be held in person or by telephone or by any other mean which enables all participants to communicate with each other simultaneously.

(e) The Committee may fix its own procedure at meetings and for the calling of meetings except as may be otherwise provided by the Board.

(f) Notice of meetings shall be given by letter, facsimile, email or telephone not less than 24 hours before the time fixed for the meeting unless in extraordinary circumstances. Notice of meetings shall state the date, the place and the hour at which such meetings will be held. Members may waive notice of any meeting.

(g) The minutes of the Committee meetings shall accurately record the significant discussions of, and decisions made by, the Committee, including all recommendations to be made by the Committee to the Board and shall be distributed to Committee members as well as to all the directors of the Corporation and the trustees of the Fund, with copies to the Chief Executive Officer of the Corporation.

3. <u>Objectives</u>

(a) The objectives of the Committee are as follows:

(i) To assist the Board in the discharge of its responsibility to monitor the component parts of the Fund's financial reporting and audit process.

(ii) To maintain and enhance the quality, credibility and objectivity of the Fund's financial reporting and to satisfy itself and oversee management's responsibility as to the adequacy of the supporting systems of internal financial and accounting controls.

(iii) To assist the Board in its oversight of the independence, qualifications and appointment of the external auditor.

(iv) To monitor the performance of the internal financial and accounting controls and of the internal and external auditors.

(v) To provide independent communication between the Board and the internal auditor and the external auditor.

(vi) To facilitate in-depth and candid discussions between the Committee and management and the external auditor regarding significant issues involving judgment and impacting quality of controls and reporting.

4. <u>Duties</u>

To achieve its objectives, the Committee shall:

(a) Monitor and review the quality and integrity of the Fund's accounting and financial reporting process through discussions with management, the external auditor and the internal auditor. This will include a review of the annual and quarterly financial statements and Management's Discussion and Analyses (**MD&As**) to be filed with regulatory authorities and provided to unitholders of the Fund, and financial statements and other financial disclosure included in prospectuses, earnings press releases and other similar documents. The Committee shall also review the annual information form and other similar documents. These reviews will include:

(i) discussions with management and the external auditor and a consideration of the report by the external auditor to the Committee of matters related to the conduct of an audit;

(ii) discussions with the external auditor respecting the auditor's judgment regarding both the acceptability and quality of the financial statements including the critical accounting policies and practices used by management in their preparation, alternative treatments and disclosures of financial information within generally accepted accounting principles that have been considered by management and their ramifications, the selection of changes in significant accounting policies, the method used to account for significant unusual transactions, the effect of significant accounting policies in controversial or emerging areas, the degree of aggressiveness or conservatism, as the case maybe, of the accounting policies adopted by the Fund, the process used by management in formulating particularly significant accounting estimates and the basis for the external auditor's conclusions regarding the reasonableness of those estimates;

(iii) a review of significant adjustments arising from an audit;

(iv) a review of disagreements with management over the application of accounting policies as well as any disclosure in the financial statements;

(v) a review of all material off-balance sheet transactions and other relationships with non-consolidated entities that may have a material current or future effect on the financial condition of the Fund including their disclosure or lack thereof in the applicable quarterly or annual financial statements;

(vi) a review of the external auditor's suggestions for improvements to the Fund's operations and internal controls;

(vii) a review of the nature and size of unadjusted errors of a non-trivial amount;

(viii) a review to ascertain that various covenants are complied with; and

(ix) the selection of, and changes in, accounting policies and consideration of the appropriateness of such selections and changes.

(b) Determine, based on its review and discussion, whether to recommend the approval by the Board of such financial statements and the financial disclosure in any such annual information forms, earnings press releases, prospectuses and other similar documents.

(c) Review with management, the internal auditor and the external auditor and, if considered appropriate, approve the release of the Fund's quarterly financial statements, related MD&A and earnings press releases.

(d) Review with management, the external auditor and legal counsel, the Fund's procedures to ensure compliance with applicable laws and regulations, and any significant litigation, claim or other contingency, including tax assessments, that would have a material effect upon the financial position or operating results of the Fund and the disclosure or impact on the results of these matters in the quarterly and annual financial statements.

(e) Meet with the external auditor to review and approve their audit plan with particular emphasis on risk factors which could lead to a material misstatement of the financial statements, the scope and timing of the audit, the assumptions and decisions that have been made in developing the plan and co-ordination of work between the external auditor and the internal audit department.

(f) Review and approve estimated audit and audit-related fees and expenses for the current year. Pre-approve any significant additional audit and audit-related fees over the estimated amount. Review and approve audit and audit-related fees and expenses for the prior year. The authority for the determination and payment of fees to the external auditor rests solely and exclusively with the Committee. The Corporation shall ensure that funding is available to the Committee for payment of compensation to the external auditor.

(g) Review

(i) and approve, or delegate to a member of the Committee the responsibility to review and approve and subsequently report to the Committee, the nature of all non-audit services, as permitted by securities legislation and regulations, to be provided by the external auditor prior to the commencement of such work. In this regard the Committee will prepare a report for presentation to the unitholders of the Fund, as required by applicable law, regarding the Committee's policies and procedures for the approval of such non-audit services in the period;

(ii) and implement from time to time a process in connection with non-audit services performed by the external auditor.

(h) Review a report from the external auditor, if deemed appropriate by the Committee, of all relationships between the external auditor and its related entities and the Fund and its related entities, including all work performed and fees paid for such work of a non-audit nature, that in the external auditor's professional judgment may reasonably be perceived to bear on its objectivity and independence and confirming, or otherwise, that in the external auditor's professional judgment it is independent and discuss this report with the

external auditor in order to evaluate the objectivity and independence of the external auditor. The Committee should specifically require the external auditor to confirm that it is a registered public accounting firm as prescribed by various applicable securities regulations. As well, at least once a year the Committee will carry out a review of the credentials of the members of the firm including without limitation the biographies of the members, whether there has been any enforcement actions, issues related to the firm and law suits, if any. A formal written report will be obtained from the external auditor outlining: the auditing firm's internal quality control procedures; any material issues raised within the preceding five years by the auditing firm's internal quality control review, peer reviews or any other inquiry or investigation by governmental or professional authority relating to any audit conducted by the firm. The Committee will also review steps taken by the auditing firm to address any findings in any of the forgoing reviews.

(i) Receive reports on any consultations between management and other public accountants respecting accounting principles to be applied in preparing the quarterly or annual financial statements, and on any incidents involving fraud or illegal acts of which management, the internal audit department or the external auditor become aware. In this regard, review the relevant control procedures with management to ensure that such matters are adequately guarded against.

(j) At least once each year:

(i) meet privately with management to assess the performance of the external auditor; and

(ii) meet privately with the external auditor, amongst other things, to understand any restrictions placed on them or other difficulties encountered in the course of the audit, including instructions on the scope of their work and access to requested information and the level of co-operation received from management during the performance of their work and their evaluation of the Corporation's financial, accounting and audit personnel and systems.

(k) Evaluate the performance of the external auditor, and if so determined, recommend that the Board either take steps to replace the external auditor or provide for the reappointment of the external auditor by the unitholders of the Fund.

(l) Regarding the services provided by the internal audit department, the Committee will:

(i) meet privately with internal audit, amongst other things, to understand any restrictions placed on them or other difficulties encountered in the course of their audits, including instructions on the scope of their work and access to requested information and the level of co-operation received from management during the performance of their work;

(ii) periodically review and approve the mandate, reporting relationships and resources of the internal audit group;

(iii) review the objectivity, qualifications, adequacy and experience of the internal audit staff and approve the appointment, dismissal or replacement of the head of the internal audit department;

(iv) review and approve annually the planned scope for the internal audit program, its objectives, and the resources required to attain these objectives;

(v) periodically throughout each year review the reports of the internal audit department which describe the activities of the internal audit department for the preceding period; and

(vi) review the working relationship between the internal audit department and the external auditor, and between the internal audit department and management.

(m) Obtain from both the internal audit department and the external auditor the major audit findings and internal control recommendations reported during the period under review, the response of management to those

recommendations, and review the follow-up performed by management and the internal audit department in order to monitor whether management has implemented an effective system of internal accounting control.

(n) Review significant emerging accounting and reporting issues, including recent professional and regulatory pronouncements, and assess their impact on the Fund's financial statements.

(o) Review policies and procedures for the receipt, retention and treatment of complaints received by the Fund from employees, unitholders of the Fund and other stakeholders regarding accounting issues and financial reporting, internal controls and internal or external auditing matters. The Committee should be satisfied that sufficient controls are in place to ensure that all such complaints can be received anonymously and with an appropriate degree of confidentiality and that potential employee informants are aware of the process that is in place. The Committee should also be satisfied that processes are in place to ensure that all such complaints, regardless of significance, are presented to the Committee.

(p) Review policies for approval of senior management expenses.

(q) Review the process relative to the periodic certifications by the Chief Executive Officer and the Chief Financial Officer of the Corporation in respect of financial disclosures, the existence of any significant deficiencies in the design or operation of internal controls which could adversely affect the ability to record, process, summarize and report financial data and any significant changes in internal controls or changes to the environment in which the internal controls operate, including corrections of material deficiencies and weaknesses.

(r) Review with management the Fund's computer systems, including procedures to keep the systems secure and contingency plans developed to deal with possible computer failures.

(s) Review and approve all related party transactions as such term is defined from time to time in Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions*, as may be amended from time to time.

(t) Review risk management systems and controls, especially in relation to derivatives, foreign currency exposure, hedging and insurance.

(u) Whenever it may be appropriate to do so, retain and receive advice from experts, including independent legal counsel and independent public accountants, and conduct or authorize the conduct of investigations into any matters within the scope of the responsibility of the Committee as the Committee may consider appropriate. The Corporation shall ensure that funding is available to the Committee in respect of the aforementioned activities.

(v) Report regularly to the Board in writing on the activities, findings and conclusions of the Committee.

(w) Review this Charter on an annual basis and recommend to the Board any changes to it that the Committee considers advisable.

(x) Complete a self-assessment annually to determine how effectively the Committee is meeting its responsibilities.

(y) Perform such other functions as may be delegated from time to time by the Board.

(z) Review the process for the rotation of the lead audit partner, the concurring partner and any other audit engagement team partner.

(aa) Set policies for the hiring of partners and employees or former partners and employees of present and former external auditors.

OTHER

(a) **Public Disclosure**

(i) Review and approve the Public Disclosure Policy and any changes related thereto and ensure consistency with current developments and best practices; and

(ii) Where practicable, management will review with the Committee or the Chairman of the Committee draft news releases to be disseminated to the public related to earnings warnings or financial results forecasting which are expected by management to be material in relation to the market price of any of the Fund's securities.

(b) **Risk Identification and Management**

The Committee shall make all reasonable efforts to identify and address material financial and other risks to the business and affairs of the Fund and its subsidiaries and make recommendations in that regard to the Board. The Committee shall review and discuss with management, the internal audit department and the external auditor all major financial risk exposures and the steps management has taken to monitor/control those exposures. The Committee shall be entitled, from time to time, to retain experts and consultants to assist the Committee with the discharge of such mandate. The Committee shall have the discretion in the discharge of these duties to address risks to the Fund's and its subsidiaries' revenues and costs, as well as potentially corrupt or other practices that may lead to loss or depreciation ob business reputation.

(c) **Contingent Liabilities**

The Committee shall establish processes and procedures to identify and monitor contingent liabilities of the Fund and its subsidiaries. In the discharge of these duties, the Committee shall have the discretion to retain experts and consultants and to review, without limitation, workplace safety, environmental issues and any other matters, whether of a financial nature or otherwise, that can give rise to a contingent liability. The Committee shall make recommendations, from time to time, to the Board on these matters.

(d) **Corporate Authorizations Policies**

(i) Periodically review and approve policies relative to the financial control, conduct, regulation and administration of subsidiary companies;

(ii) Periodically review any administrative resolutions adopted from time to time pertaining to the establishment of procedures relative to commitment and transaction authorizations, the determination of the officers or other persons by whom any instrument in writing or document is to be executed and the manner of execution thereof;

(iii) Review, monitor and approve the Donations Policy, if applicable, and any changes thereto and the annual Donations Budget; and

(iv) Review, monitor and approve any other financial expenditure policies that would affect the Fund's and its subsidiaries' financial condition or reputation.

(e) **Performance to Budget, Actuarial Valuation**

(i) Review actual financial performance compared to budget;

(ii) Review and approve the actuarial valuation and related assumptions and recommend to the Board the funding contribution to the Fund's pension funds as required;

(iii) Review and approve the appointment of the actuary; and

(iv) Monitor that all contributions, deductions, withholdings, remittances or other payments of any kind under applicable law have been made.

(f) **Responsibilities**

Nothing contained in the above mandate is intended to assign to the Committee the Board's responsibility to ensure the Fund's compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Committee. Even though the Committee has a specific mandate and its members have financial experience and expertise, it is not the duty of the Committee to plan or conduct audits, or to determine that the Fund's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the internal auditor and the external auditor.

Members of the Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided by the external auditor.

February 6, 2006, as amended on March 28, 2008.

Form 52-109F1 - Certification of Annual Filings

I, David L. Adams, Executive Vice President and Chief Financial Officer of AEROPLAN HOLDING GP INC., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AEROPLAN INCOME FUND ("the issuer") for the period ending December 31, 2007;
2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;
3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
    c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and
5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 31, 2008

(signed) David L. Adams

David L. Adams
Executive Vice President and Chief Financial Officer

Form 52-109F1 - Certification of Annual Filings

I, Rupert Duchesne, President and Chief Executive Officer of AEROPLAN HOLDING GP INC., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AEROPLAN INCOME FUND ("the issuer") for the period ending December 31, 2007;
2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;
3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
    c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and
5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 31, 2008

(signed) Rupert Duchesne

Rupert Duchesne
President and Chief Executive Officer

News Release



AEROPLAN INCOME FUND ANNOUNCES RESTATEMENT OF DECEMBER 31, 2007 and 2006 CASH FLOW STATEMENTS

Montreal, QC, March 31, 2008 – Aeroplan Income Fund (the "Fund") (TSX: AER.UN) today announced the re-filing of its 2007 and 2006 year end consolidated cash flow statements, restating the cash flows used in investing activities and the cash flows from operations for the years ended December 31, 2007 and 2006.

The effect of the restatements on the consolidated statements of cash flows is summarized below:

	As previously reported	Adjustment	As restated
	$	$	$
Consolidated Statement of Cash Flows - 2007			
Operating activities			
Third party accounts payable and accrued liabilities	(865)	(22,000)	(22,865)
Distributions received from the Partnership	-	22,324	22,324
Cash flows from operating activities	**252,093**	**324**	**252,417**
Investing activities			
Acquisition of LMG, net of cash acquired	(567,775)	22,000	(545,775)
Distributions received from the Partnership	22,324	(22,324)	-
Cash flows from investing activities	**(64,475)**	**(324)**	**(64,779)**
Consolidated Statement of Cash Flows - 2006			
Operating activities			
Distributions received from the Partnership	-	32,511	32,511
Cash flows from operating activities	**(467)**	**32,511**	**32,044**
Investing activities			
Distributions received from the Partnership	32,511	(32,511)	-
Cash flows from investing activities	**32,511**	**(32,511)**	**-**

In addition, and applicable to the English version of the financial statements only, the total on the statement of comprehensive income and the future income tax asset detailed in note 13 have also been amended to correct clerical errors.

The Board of Trustees of the Fund, on the recommendation of the Audit, Finance and Risk Committee of the Board and management, has concluded that it is necessary to restate the Fund's audited cash flow statements for the years ended December 31, 2007 and 2006. Accordingly, the Fund's financial statements as previously filed in respect of these periods are now superseded.

The restatement does not impact the consolidated statements of earnings, unitholders' equity and financial position.

.../2

-30-

About Aeroplan Income Fund

Aeroplan Income Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario. Aeroplan Income Fund is the owner of Aeroplan Limited Partnership, Canada's premier loyalty marketing company and operator of the Aeroplan loyalty program and Loyalty Management Group Limited, operator of Nectar, the United Kingdom's leading coalition loyalty program.

For more information about Aeroplan, please visit www.aeroplan.com

About Aeroplan

Aeroplan Limited Partnership, Canada's premier loyalty marketing company and operator of the Aeroplan loyalty program, is dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership. Aeroplan's millions of members earn Aeroplan Miles with its network of over 70 world-class partners, representing more than 150 brands in the financial, retail, and travel sectors.

In 2007 alone, approximately 2 million rewards were issued to members - an average of 5,500 per day, or one reward every 16 seconds. More than 1.5 million round-trip flights were issued in 2007. Members can redeem miles for Aeroplan's industry-leading ClassicFlight Rewards, ClassicPlus Flight Rewards, and global Star Alliance Flight Rewards, which offer travel to more than 850 destinations worldwide. More than 400,000 non-flight rewards were issued in 2007. Members have access to more than 600 exciting specialty, merchandise, and experiential rewards, as well as hotel and car rental rewards.

For more information about Aeroplan, please visit www.aeroplan.com.

About LMG

LMG is based in the United Kingdom and develops, owns and manages large retail-based customer reward programs and provides customer data driven marketing services to retailers, CPGs and service providers worldwide. The group owns and operates the Nectar brand, the United Kingdom's leading coalition loyalty program. It also majority owns the Air Miles programme in the Middle East as well as owning the Air Miles trademark around the world. It employs approximately 190 staff at its HQ in London.

For more information about LMG, please visit www.loyalty.co.uk.

For more information, please contact:

Media
Michèle Meier
514-205-7028
michele.meier@aeroplan.com

Analysts
Trish Moran
416-352-3728
trish.moran@aeroplan.com



March 31, 2008

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
New Brunswick Securities Commission
Autorité des marchés financiers (Québec)
Ontario Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission
Securities Commission of Newfoundland and Labrador
The Manitoba Securities Commission
Office of the Registrar Securities, Yukon
Northwest Territories Securities Registrar
Nunavut Legal Registrar

Subject: Aeroplan Income Fund Restated Consolidated Statements of Cash Flows for the years ended 2007 and 2006
SEDAR no. 786417

We are writing to you in connection with the restatement of the above-noted audited financial statements and related Management's Discussion and Analysis.

On this date, Aeroplan Income Fund (the "Fund") announced the re-filing of its 2007 and 2006 year end consolidated cash flow statements, restating the cash flows used in investing activities and the cash flows from operations for the years ended December 31, 2007 and 2006.

The effect of the above restatement is summarized as follows:

	As previously reported	Adjustment	As restated
	$	$	$
Consolidated Statement of Cash Flows - 2007			
Operating activities			
Third party accounts payable and accrued liabilities	(865)	(22,000)	(22,865)
Distributions received from the Partnership	-	22,324	22,324
Cash flows from operating activities	**252,093**	**324**	**252,417**
Investing activities			
Acquisition of LMG	(567,775)	22,000	(545,775)
Distributions received from the Partnership	22,324	(22,324)	-
Cash flows from investing activities	**(64,475)**	**(324)**	**(64,779)**



Consolidated Statement of Cash Flows - 2006

Operating activities			
Distributions received from the Partnership	-	32,511	32,511
Cash flows from operating activities	**(467)**	**32,511**	**32,044**
Investing activities			
Distributions received from the Partnership	32,511	(32,511)	-
Cash flows from investing activities	**32,511**	**(32,511)**	**-**

Furthermore, and applicable to the English version of the financial statements only, the total on the statement of comprehensive income and the future income tax asset detailed in note 13 have also been amended to correct clerical errors in the English financial statements only.

The Board of Trustees of the Fund, on the recommendation of the Audit, Finance and Risk Committee, of the Board and management, has concluded that it is necessary to restate the Fund's audited cash flow statements for the years ended December 31, 2007 and 2006. Accordingly, the Fund's financial statements as previously reported in respect of these periods are now superseded.

The restatement does not impact the consolidated statements of earnings, unitholders' equity and financial position.

aeroplan

income fund

Restated

Management's Discussion & Analysis
of Financial Condition and Results of Operations

For the years ended
December 31st
2007 and 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Aeroplan Income Fund (the "Fund") earns income from its interest in Aeroplan Limited Partnership (the "Partnership" or "Aeroplan") and its subsidiaries. The Fund's interest in the Partnership increased from 49.7% at December 31, 2006 to 79.7% at January 10, 2007, and to 100% at March 14, 2007. For the period up to March 13, 2007, the Fund accounted for its investment in the Partnership under the equity method and recorded its proportionate share of the Partnership's net earnings, calculated on the same basis as if they had been consolidated, taking into account the increases in ownership as step acquisitions from the date on which they occurred. As of March 14, 2007, the Fund held a 100% interest in the Partnership and from that date consolidates the Partnership as a variable interest entity under existing guidelines established by the Canadian Institute of Chartered Accountants (the "CICA"). On December 20, 2007, the Fund acquired all of the outstanding shares of Loyalty Management Group Limited ("LMG") and from the date of acquisition the accounts of LMG are consolidated with the Fund. Since LMG's results of operations for the period from December 21, 2007 to December, 31, 2007 were not material, they are not included in the Fund's statement of operations. The following management's discussion and analysis of financial condition and results of operations (the "MD&A") presents a discussion of the financial condition and results of operations for the Fund.

The MD&A is prepared as at March 3, 2008 and restated on March 31, 2008, as explained in note 22 to the financial statements and should be read in conjunction with the accompanying audited consolidated financial statements of the Fund for the years ended December 31, 2007 and 2006 and the notes therein, and the consolidated financial statements of the Partnership and the related notes thereto for the year ended December 31, 2006.

The Fund is entirely dependent upon the operations and financial condition of the Partnership and its subsidiaries (which include LMG). The earnings and cash flows of the Fund are affected by certain risks. For a description of those risks, please refer to the "Risks and Uncertainties Affecting the Business" section.

This MD&A is in all material respects in accordance with the recommendations provided in the CICA's July 2007 publication, Standardized Distributable Cash in Income Trusts and Other Flow-Through Entities: Guidance on Preparation and Disclosure.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Forward-looking statements are included in this MD&A. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business and its corporate structure. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, dependency on top Accumulation Partners, Air Canada or travel industry disruptions, reduction in activity, usage and accumulation of Aeroplan Miles, greater than expected redemptions for rewards, industry competition, supply and capacity costs, unfunded Future Redemption Costs, changes to the Aeroplan and Nectar Programs, seasonal nature of the business, regulatory matters, VAT appeal, control of the Fund, restrictions on certain unitholders and liquidity of units, future sales or distributions of units by ACE Aviation Holdings Inc., income tax matters, conversion to corporate structure, as well as the other factors identified throughout this MD&A. The forward-looking statements contained in this discussion represent the Fund's expectations as of March 3, 2008, and are subject to change after such date. However, the Fund disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

This MD&A contains the following sections:

GLOSSARY

"Aeroplan Miles" - the miles issued by Aeroplan since January 1, 2002, or the points issued by LMG under the Nectar Program;

"Air Canada Miles" - the miles issued by Air Canada prior to January 1, 2002;

"Accumulation Partners" – means Commercial Partners that purchase loyalty marketing services, including Aeroplan Miles;

"Aeroplan Mile Revenue" – consists of Redemption of Aeroplan Miles and Breakage;

"Aeroplan Program" - the loyalty marketing program owned and operated by Aeroplan;

"Average Cost of Rewards per Mile" – For any reporting period, equals the cost of rewards for the period divided by the number of Aeroplan Miles redeemed for rewards during the period;

"Breakage" – Estimated Aeroplan Miles sold which are not expected to be redeemed. By its nature, Breakage is subject to estimates and judgement. Management's current best estimate of Breakage is 17% of Aeroplan Miles sold for the Aeroplan Program. The breakage rate associated with the Nectar Program is similar in magnitude to that of the Aeroplan Program. Breakage is recognized as revenue over the estimated life of a mile, currently 30 months for the Aeroplan Program, which represents the average period elapsed between the sale of a mile and its redemption for rewards. The estimated life of a point issued under the Nectar Program is 15 months;

"Broken Miles" – Miles issued, but not expired and not expected to be redeemed;

"Change in Future Redemption Costs" – Change in the estimated Future Redemption Cost liability for any quarter (for interim periods) or fiscal year (for annual reporting purposes). For purposes of this calculation, the opening balance of the Future Redemption Cost liability is revalued by retroactively applying to all prior periods the latest available Average Cost of Rewards per Mile, experienced during the most recent quarter (for interim periods) or fiscal year (for annual reporting purposes). It is calculated by multiplying the change in estimated unbroken Aeroplan Miles outstanding between periods by the Average Cost of Rewards per Mile for the period;

"Commercial Partners" – means Accumulation Partners and Redemption Partners;

"Expired Miles" – miles that have been removed from members' accounts and are no longer redeemable;

"Future Redemption Costs" – Total estimated liability of the future costs of rewards for Aeroplan Miles which have been sold and remain outstanding, net of Breakage and valued at the Average Cost of Rewards per Mile, experienced during the most recent quarter (for interim periods) or fiscal year (for annual reporting purposes);

"GAAP"- Generally accepted accounting principles in Canada;

"Gross Billings" – Gross proceeds for the sale of Aeroplan Miles;

"Maintenance Capital Expenditures" – represent expenditures incurred to sustain operations or Productive Capacity;

"miles" – the miles issued under the Aeroplan Program by either Aeroplan or Air Canada or the points issued by LMG under the Nectar Program;

"Mileage Expiry Policy" – means the rules and conditions under the Aeroplan Program pursuant to which: (i) starting January 1, 2007, miles that are unused after 7 years (84 months) in a member's account will expire, and will be deducted from the total balance in the member's account. All miles issued prior to January 1, 2007 are considered as having been accumulated on December 31, 2006 for the purpose of the 7 year period, resulting in an expiry date of December 31, 2013 and, (ii) from July 1, 2007, members must transact with the Aeroplan Program, through either one accumulation or one redemption, at least once in the prior consecutive 12-month period, failing which accumulated miles in the account will be expired. Expired miles may be reinstated for an administrative fee of $30 plus $0.01 per restored mile;

"Nectar Program" – the loyalty marketing program owned and operated by LMG;

"Productive Capacity" – Encompasses Aeroplan's and LMG's leading market positions and brands; strong base of members; relationship with Commercial Partners; and technology and employees;

"Redemption of Aeroplan Miles" – means the triggering event used to recognize revenue on the redemption of Aeroplan Miles by members based on the cumulative average selling price of the accumulated Aeroplan Miles issued since January 1, 2002;

"Redemption Partners" – means Commercial Partners that offer air travel and other rewards to members upon redemption of miles;

"SIFT" – means specified investment flow-through entity;

"SIFT Rules" – means legislation forming part of Bill-C-52, Budget Implementation Act, 2007, implementing certain proposals announced by the Minister of Finance (Canada) on October 31, 2006 to change the manner in which certain flow-through entities and the distributions from such entities are taxed;

"Tier Management Fee" – Fee charged to Air Canada to administer Air Canada's top tier (Super Elite, Elite or Prestige) membership program;

"Total Miles" – All redeemable miles (including Broken but not Expired Miles), whether issued by Aeroplan or by Air Canada (prior to January 1, 2002) under the Aeroplan Program, or by LMG under the Nectar Program.



OVERVIEW

The Fund is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario on May 12, 2005 pursuant to its Declaration of Trust. The Fund is the owner of Aeroplan, Canada's premier loyalty marketing company and operator of the Aeroplan Program, and LMG, operator of the Nectar Program, the United Kingdom's largest customer reward program.

Aeroplan provides its Commercial Partners with loyalty marketing services designed to attract and retain customers and stimulate demand for such partners' products and services. Aeroplan's objective is to offer its Commercial Partners superior value relative to other marketing alternatives through access to its base of members and the design and execution of marketing programs aimed at increasing revenue, market share, and customer loyalty.

The Aeroplan Program is one of Canada's longest standing loyalty programs. It was founded in 1984 by Air Canada, Canada's largest domestic and full-service international airline, to manage the airline's frequent flyer program. Aeroplan benefits from its unique strategic relationship with Air Canada in addition to its contractual arrangements with leading Commercial Partners including AMEX, CIBC, Home Hardware, Imperial Oil (Esso), Star Alliance member airlines and numerous hotel chains and car rental companies.

Aeroplan offers its over four million active members the ability to accumulate Aeroplan Miles throughout its Accumulation Partner network through purchases of products and services. Aeroplan sells loyalty marketing services to its extensive network of Accumulation Partners, representing brands in credit and charge card, airline, and other industries. Today, credit and charge card partners generate the majority of Aeroplan's Gross Billings. Once members have accumulated a sufficient number of Aeroplan Miles, they can redeem through Aeroplan such Aeroplan Miles for air travel and other attractive rewards offered by Redemption Partners. Upon the redemption of Aeroplan Miles by its members, Aeroplan incurs the cost to acquire the desired rewards.

Historically, Aeroplan has experienced higher reward redemption activity in the first six months and greater mile accumulation in the last six months of the year.

January 1, 2007 marked the implementation of the first of the program changes announced in October 2006. These changes are principally related to mileage expiry and mileage accumulation. The changes have been designed to encourage members' active participation in the Aeroplan Program through accumulation and redemption.

Starting January 1, 2007, miles that are unused after 7 years (84-months) in a member's account will expire, and will be deducted from the total balance in the member's account. All miles issued prior to January 1, 2007 are considered as having been accumulated on December 31, 2006 for the purpose of the 7 year period, resulting in a potential expiry date of December 31, 2013.

From July 1, 2007, pursuant to the terms of the Mileage Expiry Policy, as announced in October 2006, members must transact with the Aeroplan Program, through either one accumulation or one redemption, at least once in the prior consecutive 12-month period, failing which, accumulated miles in the account will be expired. Prior to July 1, 2007, miles expired in those accounts that had no activity (accumulation or redemption) for the prior 36-months.

Expired miles may be reinstated for an administrative fee of $30 plus $0.01 per restored mile.

On December 3, 2007, the Fund announced that it had entered into an agreement to acquire LMG, a leading loyalty marketing and consumer-driven insight and analysis company that owns

and operates the Nectar Program in the United Kingdom. The acquisition was concluded on December 20, 2007. LMG is primarily engaged in the operation of multi-partner coalition loyalty programs and the provision of related analytical services to retailers and their suppliers. LMG currently operates in the following principal areas:

- the Nectar Program;
- Insight & Communication; and
- Rewards Management Middle East Limited ("RMMEL')

LMG also owns the worldwide rights, trademarks and other intellectual property of the Air Miles brand and receives royalty income from these assets.

The Nectar Program is the United Kingdom's largest loyalty program and only significant coalition loyalty program. It was launched in September 2002 and enables its over 10 million active members to earn points for making everyday household purchases at leading retailers and service providers. Current Accumulation Partners include household names such as Sainsbury's, BP, American Express, EDF and Ford. Members can then redeem these points with Redemption Partners for rewards ranging from merchandise and shopping discounts to free flights and admissions to leisure attractions. The Nectar Program enables Accumulation Partners to improve customer loyalty, influence customer buying behaviour, improve marketing effectiveness and obtain customer data and analytics. Redemption Partners are able to access a discrete distribution channel and a large pool of customers.

The Insight & Communication business was established in 2007 to provide analytical services to retailers and their suppliers. The business combines customer data, usually, but not exclusively, generated through a loyalty card program, and electronic point of sale data generated when specific goods and services are purchased including their price, location and time of purchase at retailers purchase points. This data is then analysed and the insight generated used to enhance decision making in the pricing, ranging, assortment, supply and promotion of products for resale by large retail companies.

RMMEL manages loyalty programmes under the Air Miles Trademark. RMMEL operates in Middle Eastern markets, principally the United Arab Emirates, Bahrain and Qatar. The RMMEL business model is very similar to that of the Nectar Program. Sponsors in the program include domestic businesses such as Damas and the grocery retailer, Spinney's, as well as international companies such as HSBC, Bridgestone, Adidas and Hertz. On January 17, 2008 LMG increased its interest in RMMEL from the 20% held as at December 31, 2007 to 60%.

STRATEGY

The Fund's strategic vision and mission are:

To become the global leader in loyalty management; operating customer loyalty programs, providing exceptional insight into customer behaviour and delivering multi-channel communications to individual consumers.

The Fund intends to increase profitability by leveraging Aeroplan and LMG's market positions and strong base of members and Commercial Partners. The strategy in Aeroplan and Nectar is executed through the following initiatives:

- enhancing partner value proposition;
- increasing member engagement in the Aeroplan and Nectar Programs by providing new mileage accumulation opportunities and offering a wider range of rewards;
- recruiting new members by increasing brand awareness and continuously expanding and diversifying offered rewards;
- adding new travel-related and innovative value-added products, services and rewards.

The Fund is also well positioned to capitalize on Aeroplan and LMG's strong brands and value-added service offerings and to pursue development beyond the Aeroplan and Nectar Programs by:

- seeking to acquire interests in frequent flyer programs and customer loyalty programs in new geographic markets;
- developing start-up customer loyalty programs in new geographic markets;
- extending the range of services to loyalty program clients to enable them to leverage the data generated through such programs.

PERFORMANCE INDICATORS

Operating income

Revenue

The Fund derives its Gross Billings primarily from the sale of Aeroplan Miles to Accumulation Partners. A key characteristic of the business is that the gross proceeds received for the sale of Aeroplan Miles to partners, known as "Gross Billings", are deferred and recognized as revenue for GAAP purposes upon the redemption of Aeroplan Miles by the members. Based upon past experience, management anticipates that a number of Aeroplan Miles sold will never be redeemed by members. This is known as "Breakage". For those Aeroplan Miles that Aeroplan does not expect will be redeemed by members, Aeroplan recognizes revenue on a straight-line basis over the average estimated life of an Aeroplan Mile, currently estimated at 30 months for the Aeroplan Program and 15 months for the Nectar Program.

In addition, Aeroplan derives service fees for managing Air Canada's tier membership program for its most frequent flyers. Other revenue, consisting primarily of charges to members for various services, is recognized when the services are performed.

Cost of Rewards and Operating Expenses

Cost of rewards consists of the cost to purchase airline seats or other products or services from Redemption Partners in order to deliver rewards chosen by members upon redemption of their Aeroplan Miles. At that time, the costs of the chosen rewards are incurred and recognized. The total cost of rewards varies with the number of Aeroplan Miles redeemed and the cost of the individual rewards purchased in connection with such redeemed Aeroplan Miles.

The Average Cost of Rewards per Mile redeemed is an important measurement metric since a small fluctuation may have a significant impact on overall costs due to the high volume of miles redeemed.

Operating expenses incurred include contact centre operations, consisting primarily of salaries

and wages, as well as advertising and promotion, information technology and systems and other general corporate expenses.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA adjusted for certain factors particular to the business, such as changes in deferred revenue and Future Redemption Costs ("Adjusted EBITDA"), is used by management to evaluate performance, to measure compliance with debt covenants and to make decisions relating to distributions to unitholders. Management believes Adjusted EBITDA assists investors in comparing the Fund's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods and non-operating factors such as historical cost.

Change in deferred revenue is calculated as the difference between Gross Billings less Aeroplan Miles revenue recognized as a result of reward redemption activity and recognition of Breakage.

Future Redemption Costs represent management's estimated future cost of rewards in respect of Aeroplan Miles sold which remain outstanding and unbroken at the end of any given period. Future Redemption Costs are revalued at the end of any given period by taking into account the most recently determined average unit cost per Aeroplan Mile redeemed for that period (cost of rewards / Aeroplan Miles redeemed) and applying it to the total unbroken Aeroplan Miles outstanding at the end of that period. As a result, Future Redemption Costs and the Change in Future Redemption Costs must be calculated at the end of any given period and for that period. The simple addition of sequential inter-period changes to arrive at a cumulative change for a particular period may result in inaccurate results depending on the fluctuation in the Average Cost of Rewards per Mile redeemed for the period in question.

Adjusted EBITDA is not a measurement based on GAAP, is not considered an alternative to operating income or net income in measuring performance, and is not comparable to similar measures used by other issuers. For a reconciliation to GAAP, please refer to the *SELECTED ANNUAL INFORMATION AND RECONCILIATION OF ADJUSTED EBITDA AND DISTRIBUTABLE CASH* included in the *Operating and Financial Results* section. Adjusted EBITDA should not be used as an exclusive measure of cash flow because it does not account for the impact of working capital growth, capital expenditures, debt repayments and other sources and uses of cash, which are disclosed in the statements of cash flows.

Standardized Distributable Cash

Standardized Distributable Cash is a non-GAAP measure recommended by the CICA in order to provide a consistent and comparable measurement of distributable cash across entities.

Standardized Distributable Cash is defined as cash flows from operating activities, as reported in accordance with GAAP, less adjustments for:

(a) total capital expenditures as reported in accordance with GAAP; and
(b) restrictions on distributions arising from compliance with financial covenants restrictive at the date of the calculation of Standardized distributable cash.

For a reconciliation to cash flows from operations please refer to the *RECONCILIATION OF CASH FLOWS FROM OPERATIONS TO STANDARDIZED DISTRIBUTABLE CASH AND DISTRIBUTABLE CASH* included in the *Operating and Financial Results* section.

Distributable Cash

Distributable cash is a non-GAAP measure generally used by Canadian open-ended trusts as an indicator of financial performance. It should not be seen as a measurement of liquidity or a substitute for comparable metrics prepared in accordance with GAAP. For reconciliation to cash flows from operations please refer to the *RECONCILIATION OF CASH FLOWS FROM OPERATIONS TO STANDARDIZED DISTRIBUTABLE CASH AND DISTRIBUTABLE CASH* included in the Operating and Financial Results section. Distributable cash may differ from similar calculations as reported by other entities and, accordingly, may not be comparable to distributable cash as reported by such entities.

CAPABILITY TO DELIVER RESULTS

The Fund operates in a relatively new industry with a limited number of industry players. As a result, there is limited availability of industry comparables and Productive Capacity benchmarks.

Capital Resources

The Fund generates sufficient cash flow internally to fund cash distributions, capital expenditures and to service its debt obligations. Management believes that the Fund's internally generated cash flows, combined with its ability to access external capital, provide sufficient resources to finance its cash requirements in the foreseeable future and to maintain available liquidity, as discussed in the *Liquidity and Capital Resources* section.

Non-capital Resources

The Fund's critical non-capital resources are its brands, its strong member bases, its relationships with Commercial Partners, its technology and its employees.

Leading Market Position and Brands

The Fund's leading market position and strong brands make it highly attractive to existing and potential Commercial Partners. Management believes that its brands are associated with an attractive base of consumers in terms of household income and spending habits.

Strong Bases of Members

The Fund benefits from growing bases of over 4 million and over 10 million active members in Canada and the U.K. respectively, with attractive demographics who have demonstrated a strong willingness to collect Aeroplan Miles over other loyalty program points.

Relationship with Commercial Partners

On a combined basis, the Aeroplan and Nectar Programs have over 85 Commercial Partners, representing over 170 brands, including leading financial services, travel services, retailers and consumer products and services companies. The terms of these contractual arrangements typically range from 2 to 5 years and are longer with Air Canada and certain financial services partners. Management believes that Commercial Partners benefit from members sustained purchasing behaviour, which translates into a recurring flow of Gross Billings.

Long-Term Strategic Relationship with Air Canada

Aeroplan benefits from its unique strategic relationship with Air Canada and its affiliation with the strong Air Canada brand. Aeroplan benefits from a long-term commercial agreement for the purchase of seat capacity from Air Canada and Jazz Air Limited Partnership ("Jazz"), at attractive rates based on its status as Air Canada's largest customer. This is of great importance as travel continues to be one of the most sought after rewards under the Aeroplan Program. In addition, not only does Aeroplan have access to Air Canada's passengers for the purpose of acquiring new Aeroplan members, it also has access to Air Canada's most affluent customers through the management of its frequent flyer tier membership program. As an exclusive benefit, Aeroplan also has the ability to offer qualified members access to Air Canada's global network of Maple Leaf airport lounges.

In addition, Air Canada is one of Aeroplan's leading Commercial Partners purchasing a high volume of Aeroplan Miles yearly for the purpose of awarding Aeroplan Miles to its customers. Aeroplan is Air Canada's exclusive loyalty marketing provider based in Canada.

Technology

Aeroplan and LMG rely on a number of sophisticated systems in order to operate the contact centres, manage and analyze the member data bases and redeem rewards (directly and through the websites). Through the use of technology, Aeroplan and LMG are able to increase operational efficiency, facilitate reward redemption for their members and offer value-added services to Commercial Partners. In addition, with the acquisition of LMG and through Insight and Communications, analytical services to retailers and their suppliers can also be provided.

Employees

Aeroplan and LMG benefit from a strong and experienced employee base, which is focused on driving growth and enhancing the franchises through value-added service offerings to members and Commercial Partners.

ORGANIZATIONAL STRUCTURE

The following chart illustrates the simplified legal structure of the Fund as at December 31, 2007 (including jurisdiction of establishment / incorporation of the various entities):


aeroplan

Public

79.9%

ACE Aviation Holdings Inc.
(Canada)

20.1%

Aeroplan
Income Fund
(Ontario)

100%

Aeroplan
Trust
(Ontario)

100.0%

Aeroplan Holding
GP Inc.
(Canada)

0.0000005%

99.9999995%

Aeroplan LP
(Québec)

100%

Loyalty Management Group
Limited (1)
(UK)

20%

Rewards Management
Middle East Free Zone LLC
(RMMEL)(2)

(1) For simplicity purposes, this diagram includes the consolidated group at the LMG level.

(2) In January 2008, an additional 40% interest in RMMEL was purchased by LMG, bringing the total ownership interest to 60%.

BASIS OF ACCOUNTING FOR THE INVESTMENT IN THE PARTNERSHIP

On December 31, 2006 the Fund held 49.7% or 99,454,165 units of the Partnership with ACE Aviation Holdings Inc. ("ACE") holding the remaining 50.3% or 100,545,835 units. On January 10, 2007 and March 14, 2007, ACE exchanged 60,000,000 and 40,545,835 Partnership units respectively for an equivalent number of Fund units pursuant to the investors' liquidity agreement dated June 29, 2005. As a result of these transactions, as at March 14, 2007, the Fund held 100% of the issued and outstanding units of the Partnership.

From March 3, 2006 up to March 13, 2007 the Fund accounted for its investment in the Partnership under the equity method and recorded its proportionate share of the Partnership's net earnings, calculated on the same basis as if they had been consolidated, taking into account the increases in ownership as step acquisitions under the purchase method of accounting for investments from the date on which they occurred. Prior to March 3, 2006, the Fund's investment in the Partnership was recorded at cost.

As a result of the March 14, 2007 transaction, the Fund holds a 100% interest in the Partnership and, on that date, became the primary beneficiary of the Partnership and therefore consolidates the Partnership, from that date, as a variable interest entity under existing guidelines established by the CICA.

Under the purchase method of accounting for investments, for each of the acquisition transactions, which increased the Fund's ownership in the Partnership, the difference between the purchase price and the net book value of the Partnership's assets, on the date of the respective transaction, was allocated to the fair value of identifiable assets, including finite and indefinite life intangible assets, and any remaining difference was allocated to goodwill. Management has identified the Accumulation Partners' contracts and technology as finite life intangibles and the trade name as an indefinite life intangible, and obtained independent valuations of their value at each transaction date.

As a result of the above noted March 14, 2007 transaction, ACE no longer holds Partnership units. Pursuant to an amendment to the Securityholders' Agreement entered into on March 14, 2007, between ACE, Aeroplan Trust and Aeroplan Holding GP Inc. ("Aeroplan GP"), ACE, as a holder of Fund units, will continue to have the right to appoint the majority of the directors of Aeroplan GP for as long as it holds, directly or indirectly, 20% or more of the issued and outstanding Aeroplan GP common shares. As at December 31, 2007, ACE, through its holding of 20.1% of the issued and outstanding Fund units, indirectly held 20.1% of the Aeroplan GP common shares.

The value of the identifiable assets and their estimated useful life is detailed as follows:

(in millions)	Fund's proportionate share						Estimated useful life (years)
	June 30, 2005	Mar. 3, 2006	Dec 28, 2006	Jan 10, 2007	Mar 14, 2007	Total	
	14.4%	10.3%	25.0%	30.0%	20.3%	100.0%	
	$	$	$	$	$	$	
Price per Unit	**10.00**	**12.40**	**17.00**	**17.97**	**19.40**		
Fair value of acquired interest in the Partnership	288.0	256.9	850.0	1,078.2	786.6	3,259.7	
Net book value of acquired interest in the Partnership	(140.7)	(102.2)	(250.0)	(300.0)	(200.5)	(993.3)	
Purchase price discrepancy, allocated as follows:	**428.7**	**359.1**	**1,100.0**	**1,378.2**	**987.0**	**4,253.1**	
Intangible Assets							
Finite life							
Accumulation Partners' contracts	175.7	125.7	400.0	480.0	326.4	1,507.7	15 and 25
Software and Technology	5.6	4.0	10.0	12.0	8.1	39.7	5
	181.3	129.7	410.0	492.0	334.5	1,547.5	
Indefinite life							
Trade name	37.4	26.8	70.0	84.0	56.8	275.0	Indefinite
Goodwill	210.0	202.7	620.0	802.2	595.8	2,430.6	Indefinite
	247.4	229.4	690.0	886.2	652.5	2,704.1	
	428.7	**359.1**	**1,100.0**	**1,378.2**	**987.0**	**4,253.1**	

Under the equity method of accounting, the Fund's proportionate share of the Partnership's net earnings for the period January 1, 2007 to March 13, 2007 of $19.2 million included an $11.2 million amortization charge for finite life intangibles (Accumulation Partner contracts and Software and technology). During that same period, distributions declared by the Partnership accruing to the Fund in the amount of $22.3 million reduced the carrying value of the Fund's investment in the Partnership.

Effective March 14, 2007 the Fund commenced consolidation of the results of the Partnership.

Throughout this MD&A, the 2006 results, presented for comparative purposes, are those of the Partnership.



ACQUISITION OF LMG

On December 20, 2007, consistent with the Fund's strategic objective *to become a leading player in loyalty management operating internationally,* it acquired all of the outstanding shares of LMG for a total consideration of £355.1 million ($715.4 million), including acquisition related costs of £8.1 million ($16.0 million). In addition, an amount of £27.1 million ($53.7 million) has been placed in escrow as contingent consideration, pending the outcome of LMG's outstanding Value Added Tax ("VAT") litigation.

The Fund has performed the significance tests described under National Instrument 51-102 to determine whether it is required to file a business acquisition report in connection with the LMG acquisition, and has concluded that a business acquisition report is not required since the significance tests are not met.

The acquisition of LMG was financed through excess cash on hand, funds from the *Aeroplan Miles Redemption Reserve,* and drawings under the existing and new bridge credit facilities, the issuance of 288,937 Fund units, with a market value of $6.4 million, and notes payable to certain shareholders, in the amount of £8.7 million ($17.4 million), bearing interest at 4.7% per annum, and maturing no earlier than six months from the date of issuance, included in accounts payable and accrued liabilities.

In connection with the acquisition, the Fund purchased derivative instruments consisting of forward contracts and a currency swap. The forward contracts, in the aggregate amount of £123.4 million at an average exchange rate of 2.073, entered into on various dates, ranging from December 13 to Dec 17, 2007 and maturing on December 19, 2007, were designated as an accounting hedge with any changes in fair value reflected in the carrying value of the investment. The currency swap is for a 5 year term to December 19, 2012, swapping floating interest on £240.0 million at the 3-month sterling LIBOR rate, for floating interest on $500.0 million at the 3-month CDOR rate. The currency swap does not meet the criteria for hedge accounting treatment, and accordingly, changes in the fair value of the currency swap are recognized in non-operating income. At December 31, 2007, the swap had a fair value of $21.7 million.

The results of LMG for the 11 days ended December 31, 2007 have not been included in the Fund's statement of earnings, as they are not material.

Given the timing of the acquisition of LMG, a preliminary estimate of the purchase price allocation has been performed and, as permitted by Canadian accounting standards, the final valuation will be completed during 2008. Due to the fact that the purchase price allocation has not been finalized, the fair value of assets acquired and liabilities assumed could differ materially from the amounts presented in the consolidated financial statements.

The Fund has accounted for the acquisition under the purchase method of accounting, on December 20, 2007, as follows:

	£	$	Estimated useful life
Purchase price			
Cash	335,159	675,671	
Fund units issued	3,194	6,400	
Notes payable	8,668	17,369	
Transaction costs	8,069	16,000	
	355,090	715,440	
Net identifiable assets acquired: (c)			
Current assets and liabilities			
Cash and cash equivalents		130,442	
Short-term investments		49,560	
Accounts receivable		134,790	
Accounts payable and accrued liabilities		(214,261)	
Income taxes payable		(3,857)	
Deferred revenue		(252,529)	
Note receivable		61,021	
Property and equipment		625	
Investment in RMMEL		5,441	
Intangible assets			
Finite life			
Accumulation partners' contracts		162,003	5 to 25 years
Software and technology		42,638	3 to 5 years
Indefinite life			
Trade names		161,093	Indefinite
Goodwill(b)		477,798	Indefinite
Future income taxes		(39,324)	
		715,440	

a) Cash deposited in escrow, in the amount of $53.7 million (£27.1 million), represents contingent consideration. In the event that the VAT litigation is decided in favour of LMG, this contingent consideration will be distributed to the former shareholders with a corresponding amount recorded as an increase to goodwill.

b) Goodwill arising from the acquisition is not tax deductible.

c) Differences in the amounts shown above and amounts included in the statement of financial position arise from the fluctuation in rates of exchange between the date of acquisition and December 31, 2007.

2007 HIGHLIGHTS OF PARTNERSHIP'S RESULTS

- Gross Billings of $952.2 million for the year compared to $851.9 million for 2006, representing year over year growth of 11.8%;
- Operating income of $189.7 million, compared to $140.5 million for 2006, or a 35.1% increase;
- Net earnings of $197.6 million, compared to $143.5 million for 2006, representing an increase of 37.7%;
- Increase in earnings per unit of 37.8% compared to 2006 ($0.9905 vs $0.7187);
- Adjusted EBITDA of $252.1 million compared to $216.4 million for 2006, or an increase of 16.5%;
- Distributable Cash of $245.7 million compared to $199.4 million for 2006, representing an increase of 23.2%;
- The impact of LMG is only reflected in total assets in the Selected Annual Information and Reconciliation of Adjusted EBITDA and Distributable Cash table below since the results of operations for the 11 days from December 21, 2007 to December 31, 2007 have not been included due to the fact that they were not material.

OPERATING AND FINANCIAL RESULTS

Certain of the following financial information of the Fund has been derived from, and should be read in conjunction with, the audited consolidated financial statements for the years ended December 31, 2007, 2006 and 2005, and the related notes.

As a result of the different ownership percentages of the Partnership held by the Fund throughout the periods presented, which have resulted in different bases of accounting (from cost to consolidation), figures presented for the Fund are not comparative. Since the underlying operating entity is the Partnership, and the Fund is completely dependent upon its results, in order to provide meaningful analyses, the Fund's year to date operating income, net earnings, and earnings per unit have been adjusted to remove the effect of certain consolidation amounts (i.e.: by adding back amortization of Accumulated Partners' contracts and technology and future income taxes), to arrive at comparable results to those previously reported for the Partnership.



SELECTED ANNUAL INFORMATION AND RECONCILIATION OF ADJUSTED EBITDA AND DISTRIBUTABLE CASH

(in thousands, except miles, unit and per unit information)	December 31,			Year over year % Δ	
	2007[3]	2006[4]	2005[4]	2007 over 2006	2006 over 2005
Number of Aeroplan Miles issued (in billions)	*78.1*	*69.7*	*62.6*	*12.1*	*11.3*
Number of Total Miles redeemed (in billions)	*66.0*	*57.8*	*52.2*	*14.2*	*10.7*
Number of Aeroplan Miles redeemed (in billions)	*59.1*	*49.3*	*40.4*	*19.9*	*22.0*
Gross Billings from the sale of Aeroplan Miles	**$952,165**	**$851,851**	**$754,786**	*11.8*	*12.9*
Aeroplan Miles revenue	848,665	709,269	582,883	19.7	21.7
Tier management, contact centre management and marketing fees from Air Canada	9,371	10,121	12,666	(7.4)	(20.1)
Other revenue	48,379	49,997	44,352	(3.2)	12.7
Total revenue	906,415	769,387	639,901	17.8	20.2
Cost of rewards	(540,061)	(465,254)	(397,042)	16.1	17.2
Gross margin	366,354	304,133	242,859	20.5	25.2
Selling, general and administrative	(164,841)	(149,406)	(132,459)	10.3	12.8
Depreciation and amortization	(11,804)	(14,260)	(8,491)	(17.2)	67.9
Operating income before amortization of accumulation partners' contracts and technology	**$189,709**	**$140,467**	**$101,909**	**35.1**	**37.8**
Depreciation and amortization	11,804	14,260	8,491		
Change in deferred revenue					
Gross Billings from the sale of Aeroplan Miles	952,165	851,851	754,786		
Aeroplan Miles revenue	(848,665)	(709,269)	(582,883)		
Change in Future Redemption Costs[1]					
(Change in Net Aeroplan Miles outstanding x Average cost of rewards per Mile for the period)	(52,916)	(80,915)	(114,165)	(34.6)	(29.1)
Adjusted EBITDA	**$252,097**	**$216,394**	**$168,138**	**16.5**	**28.7**
Net Interest Income (Expense)	9,889	4,941	(666)	100.1	841.9
Maintenance Capital Expenditures	(16,325)	(21,923)	(15,284)	(25.5)	43.4
Distributable Cash	**$245,661**	**$199,412**	**$152,188**	**23.2**	**31.0**
Standardized Distributable Cash [6]	**$291,920**	**$299,054**	**$305,084**	**(2.4)**	**(2.0)**
Weighted average number of units (Fund)	**190,023,236**	**199,707,713[2]**	**187,739,727[2]**		
Distributable Cash per unit	**$1.29**	**$1.00**	**$0.81**	**29.0**	**23.4**
Standardized Distributable Cash per unit	**$1.54**	**$1.50**	**$1.63**	**2.7**	**(8.0)**
Adjusted net earnings[5] = Net earnings, in accordance with GAAP + amortization of accumulation partners' contracts and technology + income taxes	**$196,279**	**$143,529**	**$100,304**	**29.2**	**43.1**
Earnings per unit, in accordance with GAAP, adjusted for amortization of accumulation partners' contracts and technology and income taxes	**$1.03**	**$0.72**	**$0.53**	**36.1**	**35.8**
Total assets (Fund)	**$6,118,340**	**$824,383**	**$674,221**		
Total long-term liabilities (Fund)	**$1,579,297**	**$967,921**	**$944,183**		
Total monthly distributions declared, post offering (Partnership)	**168,000**	**$146,460**	**$70,740**	**14.7**	**107.0**
Total monthly distributions declared per unit, post offering	**$0.84**	**$0.73**	**$0.38**	**15.1**	**92.1**
Distributions declared, pre-offering	**-**	**-**	**$311,000**		



(1) The per unit cost derived from this calculation is retroactively applied to all prior periods with the effect of revaluing the liability on the basis of the latest available average unit cost;
(2) Represents weighted average number of units outstanding for the Partnership, as the YTD weighted average number of units for the Fund is not comparative;
(3) Has been derived by adding the results of the Partnership prior to March 14, 2007 to the results of the Fund for the year;
(4) 2006 and 2005 results presented for comparative purposes are those of the Partnership;
(5) Adjusted net earnings is a non-GAAP measurement;
(6) Has been derived by adding the results of the Partnership prior to March 14, 2007 to the results of the Fund for the year excluding the effect of LMG.

RECONCILIATION OF CASH FLOWS FROM OPERATIONS TO STANDARDIZED DISTRIBUTABLE CASH AND DISTRIBUTABLE CASH

	Years ended December 31,	
(in thousands)	2007[3]	2006[4]
Cash flows from operations	$308,245	$320,977
Maintenance Capital Expenditures	(16,325)	(21,923)
Standardized Distributable Cash	291,920	299,054
Changes in non-cash working capital items[1]	5,226	(17,579)
Stock Based compensation[1]	(3,632)	(3,621)
Funding of stock-based compensation plans[1]	5,063	2,473
Change in future redemption costs[2]	(52,916)	(80,915)
Distributable Cash	$245,661	$199,412
Distributions declared	$168,000	$146,460
Payout ratio – *Distributions declared / Standardized Distributable Cash*	58%	49%
Payout ratio – *Distributions declared / Distributable Cash*	68%	73%
Standardized Cumulative Distributable Cash since IPO (June 29, 2005)	$768,578	$476,658
Cumulative distributions declared since IPO	$385,200	$217,200
Cumulative payout ratio since inception	50%	46%

(1) The impact of the respective items is considered in the calculation of Standardized Distributable Cash but they are not part of the Distributable Cash definition in accordance with the Limited Partnership Agreement. This eliminates the potential impact of timing distortions relating to the respective items;
(2) Changes in future redemption costs are included to reflect the expected change in the future redemption liability on the basis of the most recently experienced redemption costs;
(3) Represents cash flows from operations generated by the Partnership;
(4) 2006 results presented for comparative purposes are those of the Partnership.

The Fund's distributions are determined by Aeroplan GP's board of directors (the "Board of Directors") as general partner of the Partnership and by the trustees of the Fund (the "Trustees") on the basis of performance, taking into account anticipated future cash requirements. Throughout the year, monthly distributions remained unchanged at $0.0700 per unit. In order to ensure the Partnership's continued financial strength, and providing a reasonable return to its partners and unitholders, the Board of Directors and the Trustees of the Fund have considered it financially prudent not to distribute 100% of Distributable Cash in order to provide for periods of unusually high redemption activity and unforeseen events, should they occur. The Board of Directors and the Trustees will monitor the Partnership's performance throughout the year and any changes to the monthly distribution amounts are subject to their approval.



HISTORICAL DISTRIBUTION ANALYSIS

(in thousands)	Years ended December 31,		
	2007[2]	2006[3]	2005[3]
			(post IPO)
Cash flows from operations	$308,245	$320,977	$185,181
Adjusted net earnings	196,279	143,529	49,160
Distributions declared, post IPO (June 29, 2005)	168,000	146,460	70,740
Excess of cash flows from operations over distributions declared	140,245	174,517	114,441
Excess (shortfall) of adjusted net earnings over distributions declared	28,279	(2,931) [1]	(21,580)[1]
Payout ratio – Distributions declared / Cash flow from operations	55%	46%	38%
Payout ratio – Distributions declared / Adjusted net earnings	86%	102%	144%

(1) Distributions in excess of net earnings did not represent an economic return of capital due to the fact that the earnings cycle for accounting purposes does not match the liquidity cycle of the business. Distributions were funded from Gross Billings received. These shortfalls had no impact on the covenants under the credit facilities;
(2) Represents cash flows from operations generated by the Partnership;
(3) 2006 and 2005 results presented for comparative purposes are those of the Partnership;

OPERATING RESULTS AND PERFORMANCE INDICATORS IN % TERMS

(as a % of total revenue)	Years ended December 31,	
	2007	2006[1]
Aeroplan Miles revenue	93.6	92.2
Tier management, contact centre management and marketing fees from Air Canada	1.0	1.3
Other revenue	5.4	6.5
Total revenue	**100.0**	**100.0**
Cost of rewards	(59.6)	(60.5)
Gross margin	40.4	39.5
Selling, general and administrative expenses	(18.2)	(19.4)
Depreciation and amortization	(1.3)	(1.9)
Operating income before amortization of accumulation partners' contracts and technology	20.9	18.2

(1) 2006 results presented for comparative purposes are those of the Partnership.

(as a % of Gross Billings)	Years ended December 31,	
	2007	2006[1]
Gross Billings from the sale of Aeroplan Miles	**100.0**	**100.0**
Aeroplan Miles revenue	89.1	83.3
Cost of rewards	56.7	54.6
Selling, general and administrative expenses	17.3	17.5
Operating income before amortization of accumulation partners' contracts and technology	19.9	16.5
Adjusted EBITDA	26.5	25.4
Standardized Distributable Cash	30.7	35.1
Distributable Cash	25.8	23.4

(1) 2006 results presented for comparative purposes are those of the Partnership.



YEAR ENDED DECEMBER 31, 2007 COMPARED TO DECEMBER 31, 2006

Gross Billings from the sale of Aeroplan Miles for 2007 amounted to $952.2 million compared to $851.9 million for 2006, representing an increase of $100.3 million or 11.8%. This increase is attributable to an increase of 8.4 billion or 12.1% in Aeroplan Miles sold as a result of higher purchases by Accumulation Partners. The overall increase reflects growth in consumer spending through credit and charge cards issued by Aeroplan's Accumulation Partners and continued momentum experienced by the travel industry in general.

Gross Billings from the sale of Aeroplan Miles are accounted for as deferred revenue until such Aeroplan Miles are redeemed. Aeroplan Miles redeemed are recognized as revenue at the cumulative average selling price of the accumulated Aeroplan Miles issued since January 1, 2002.

Redemption activity

Total Miles redeemed for 2007 under the Aeroplan Program amounted to 66.0 billion as compared to 57.8 billion for 2006, representing an increase of 14.2%. Higher redemption activity by members, driven in part by the impact of the launch, in Q4 2006, of ClassicPlus Flight Rewards, increased redemption of Classic and Star Alliance Rewards, and the continued expansion of non-air rewards, which provide members with a wider variety of redemption choices, explain the increase.

Of the 66.0 billion Total Miles (calculated on a first-in, first-out basis on a member account basis for air redemptions) redeemed during 2007, 89.5% or 59.1 billion represented Aeroplan Miles issued by Aeroplan with the balance representing Air Canada Miles. By comparison, during 2006, 85.3% or 49.3 billion of the 57.8 billion Aeroplan Miles redeemed were issued by Aeroplan. As the percentage of Aeroplan Miles redeemed increases, this results in a corresponding increase in revenue recognition and cost of rewards.

Given the large volume of miles issued and redeemed, slight fluctuations in the average unit redemption cost or selling price of a mile will have a significant impact on results.

Revenue recognized from the redemption and sale of Aeroplan Miles, including Breakage, amounted to $848.7 million for 2007 compared to $709.3 million for 2006, representing an increase of $139.4 million or 19.7%. This increase is mainly attributable to:

- Aeroplan Program growth, combined with a higher proportion of Aeroplan Miles redeemed, including the positive impact of higher non-air reward redemption activity, which increased by 35.3% compared to 2006, for a total of $116.2 million;
- a higher cumulative average revenue recognized per Aeroplan Mile redeemed, representing $8.6 million, primarily attributable to an increase in the cumulative average selling price of an Aeroplan Mile as a result of higher contracted rates; and
- revenue recognized from Breakage for 2007 amounted to $139.7 million (calculated at 17%) compared to $125.1 million (calculated at 17%) for 2006, representing an increase of $14.6 million or 11.7%. The increase in revenue recognized from Breakage is attributable to the increase in outstanding Aeroplan Miles as a result of growth in Gross Billings over the last 30 months compared to the 30 months ended December 31, 2006.

Revenue from tier management, contact centre management and marketing fees from Air Canada decreased to $9.4 million from $10.1 million or 7.4%. This fee is billed on the basis of actual costs incurred plus a profit margin.

Other revenue, consisting primarily of member-based revenues (charges to members for services rendered including the mileage transfer program, booking, change and cancellation fees), marketing fees, and other miscellaneous amounts, amounted to $48.4 million for 2007, compared to $50.0 million for 2006, representing a $1.6 million or 3.2% decrease. Individual fluctuations, year over year, include marketing fees, which increased $2.4 million, offset by a decrease in member based revenues, primarily membership and booking fees, which were down $4.3 million on account of a lower volume of related transactions and a change in the fee structure.

Total revenue amounted to $906.4 million for 2007 compared to $769.4 million for 2006, representing an increase of $137.0 million or 17.8%.

Cost of rewards amounted to $540.1 million for 2007 compared to $465.3 million for 2006, representing an increase of $74.8 million or 16.1%. This increase is mainly attributable to the following factors:

- a higher proportion of Aeroplan Miles (issued by Aeroplan on or after January 1, 2002) redeemed, representing $24.3 million, and higher general redemption activity mostly as a result of program growth, the Q4 2006 launch of ClassicPlus Flight rewards, and increased Classic and Star Alliance Rewards redemptions, accounting for $67.3 million, for a total of $91.6 million; and
- partially offset by a lower redemption cost per Aeroplan Mile redeemed, primarily related to air travel rewards, representing $16.8 million.

Gross margin increased 0.9% during 2007, to represent 40.4% of total revenue. This increase is primarily the result of lower redemption costs attributable to favorable changes to the redemption mix of air rewards partially offset by a lower proportion of Breakage revenue to total revenue. Breakage revenue has no cost of rewards attributable to it.

Selling, general and administrative amounted to $164.8 million for 2007 compared to $149.4 million in 2006, representing an increase of $15.4 million or 10.3%. The increase resulted primarily from higher compensation related costs, which increased $6.5 million, higher technology related costs which increased by $5.7 million as a result of higher hosting and maintenance and support costs of systems deployed into service in late 2006, and professional and other advisory fees which increased by $3.2 million.

Depreciation and amortization amounted to $11.8 million for 2007 compared to $14.3 million in 2006. This decreased expense level resulting primarily from the accelerated depreciation write-offs recorded in 2006 against certain pricing and business analytics software assets.

Amortization of accumulation partners' contracts and technology amounted to $58.1 million for 2007 and represents amortization recorded against the finite life intangibles at the consolidated Fund level. As explained previously, in order to enable a meaningful performance comparison, these charges have not been considered in the analysis.

Operating income, after adding back the amortization of accumulation partners' contracts and technology referred to above, amounted to $189.7 million for 2007 compared to $140.5 million for 2006, representing an increase of $49.2 million or 35.1% mainly attributable to the higher reward redemption activity, a higher proportion of Aeroplan Miles redeemed, as well as reduced redemption costs.



Net interest income for 2007, consists of interest revenue of $28.7 million earned on cash and cash equivalents and short-term investments on deposit; offset by interest on long-term debt of $18.8 million on the borrowings described under *Credit Facilities.*

Foreign exchange represents currency losses incurred in connection with the LMG acquisition, mainly attributable to the currency swap.

Future income taxes in the amount of $143.0 million have been recorded on the temporary differences between the accounting carrying value and tax basis of the Fund's assets and liabilities that are expected to reverse after January 1, 2011. For additional detail, refer to the discussions presented under *Income taxes* and *Future Income Taxes.*

Adjusted EBITDA for 2007 amounted to $252.1 million or 26.5% (as a % of Gross Billings) and ***Distributable Cash*** generated amounted to $245.7 million or 25.8% (as a % of Gross Billings), compared to $216.4 million or 25.4% (as a % of Gross Billings) and $199.4 million or 23.4% (as a % of Gross Billings), respectively for 2006. The positive impact of increased Gross Billings on Distributable Cash was partially offset by the $15.4 million increase in selling, general and administrative expenses and the Change in Future Redemption Costs. Adjusted EBITDA and Distributable Cash are non-GAAP measures, for additional information on these measures, please refer to the *Performance Indicators* section.

QUARTER ENDED DECEMBER 31, 2007 COMPARED TO QUARTER ENDED DECEMBER 31, 2006

Gross Billings from the sale of Aeroplan Miles for the three months ended December 31, 2007 amounted to $248.4 million compared to $226.7 million for the three months ended December 31, 2006, representing an increase of $21.7 million or 9.6%. This increase is attributable to an increase of 2.0 billion or 10.6% of Aeroplan Miles sold as a result of higher purchases by Accumulation Partners. The overall increase reflects growth in consumer spending through credit and charge cards issued by Aeroplan's Accumulation Partners and continued momentum experienced by the travel industry in general.

Gross Billings from the sale of Aeroplan Miles are accounted for as deferred revenue until such Aeroplan Miles are redeemed. Aeroplan Miles redeemed are recognized as revenue at the cumulative average selling price of the accumulated Aeroplan Miles issued since January 1, 2002.

Redemption activity

Total Miles redeemed for the quarter ended December 31, 2007 under the Aeroplan Program amounted to 15.4 billion, and remained at a level consistent with the 15.6 billion for the quarter ended December 31, 2006. In Q4 2006, Aeroplan launched ClassicPlus Flight Rewards which significantly increased the levels of redemption experienced during that quarter. Levels of redemption activity by members continue to be driven by increased redemption of Classic and Star Alliance Rewards, and the continued expansion of non-air rewards, which provide members with a wider variety of redemption choices.

Of the 15.4 billion Total Miles (calculated on a first-in, first-out basis on a member account basis for air redemptions) redeemed during the quarter ended December 31, 2007, 92.2% or 14.2 billion represented Aeroplan Miles issued by Aeroplan with the balance representing Air Canada Miles. By comparison, during the quarter ended December 31, 2006, 86.5% or 13.5 billion of the 15.6 billion Aeroplan Miles redeemed were issued by Aeroplan. As the percentage of Aeroplan Miles redeemed increases, this results in a corresponding increase in revenue recognition and cost of rewards.

Given the large volume of miles issued and redeemed, slight fluctuations in the average unit

redemption cost or selling price of a mile will have a significant impact on results.

Revenue recognized from the redemption and sale of Aeroplan Miles, including Breakage, amounted to $207.9 million for the quarter ended December 31, 2007 compared to $193.6 million for the quarter ended December 31, 2006, representing an increase of $14.3 million or 7.4%. This increase is mainly attributable to:

- Program growth, combined with a higher proportion of Aeroplan Miles redeemed during the quarter, for a total of $8.3 million;
- a higher cumulative average revenue recognized per Aeroplan Mile redeemed, representing $2.0 million, primarily attributable to an increase in the cumulative average selling price of an Aeroplan Mile as a result of higher contracted rates; and
- revenue recognized from Breakage for the quarter ended December 31, 2007 amounted to $36.5 million (calculated at 17%) compared to $32.5 million (calculated at 17%) for the quarter ended December 31, 2006, representing an increase of $4.0 million or 12.3%. The increase in revenue recognized from Breakage is attributable to the increase in outstanding Aeroplan Miles as a result of growth in Gross Billings over the last 30 months compared to the 30 months ended December 31, 2006.

Revenue from tier management, contact centre management and marketing fees from Air Canada decreased to $2.7 million from $3.5 million or 22.9%. This fee is billed on the basis of actual costs incurred plus a profit margin.

Other revenue, consisting primarily of member based revenues (charges to members for services rendered including the mileage transfer program, booking, change and cancellation fees), marketing fees, and other miscellaneous amounts, amounted to $11.0 million for the quarter ended December 31, 2007 compared to $11.3 million for the quarter ended December 31, 2006, representing a decrease of $0.3 million or 2.7%. This decrease was driven by a reduction in member fees, which were lower by $1.2 million, as a result of a reduced volume of related transactions and a change in the fee structure offset by increased marketing fees in the amount of $0.9 million.

Total revenue amounted to $221.6 million for the quarter ended December 31, 2007 compared to $208.4 million for the quarter ended December 31, 2006, representing an increase of $13.2 million or 6.3%.

Cost of rewards amounted to $129.2 million for the quarter ended December 31, 2007 compared to $120.2 million for the quarter ended December 31, 2006, representing an increase of $9.0 million or 7.5%. This increase is mainly attributable to the following factors:

- a higher proportion of Aeroplan Miles (issued by Aeroplan on or after January 1, 2002) redeemed, representing $7.4 million, offset by the slightly lower redemption activity during the quarter, accounting for $1.2 million, for a total increase of $6.2 million;
- a higher redemption cost per Aeroplan Mile redeemed, primarily related to air travel rewards, representing $2.8 million.

Gross margin decreased 0.6% during the fourth quarter of 2007, representing 41.7% of total revenue. This reduction is the result of increased redemption costs attributable to changes in the redemption mix with increased air reward redemptions during the quarter.



Selling, general and administrative amounted to $43.0 million for the quarter ended December 31, 2007 compared to $47.5 million in 2006, representing a decrease of $4.5 million or 9.5%. This decrease is primarily due to lower advertising and promotion costs which decreased by $5.8 million as a result of the launch of ClassicPlus Flight Rewards in Q4 2006, and a decrease in technology related costs of $0.6 million, primarily realized through a reduction in contracted services. These decreases were offset in part by higher compensation related costs which increased by $1.5 million.

Depreciation and amortization amounted to $3.1 million for the quarter ended December 31, 2007 compared to 3.5 million in 2006.

Amortization of accumulation partners' contracts and technology amounted to $18.1 million for the quarter ended December 31, 2007 and represents amortization recorded against the finite life intangibles at the consolidated Fund level. As explained previously, in order to enable a meaningful performance comparison, these charges have not been considered in the analysis.

Operating income, after adding back the amortization of accumulation partners' contracts and technology referred to above, amounted to $46.3 million for the quarter ended December 31, 2007 compared to $37.3 million for the quarter ended December 31, 2006, representing an increase of $9.0 million or 24.1%. This increase is mainly attributable to higher reward redemption activity, a higher proportion of Aeroplan Miles redeemed, offset in part by the slight increase in redemption costs.

Net interest income for the quarter ended December 31, 2007, consists of interest revenue of $7.9 million earned on cash and cash equivalents and short-term investments on deposit; offset by interest on long-term debt of $6.5 million on the borrowings described under *Credit Facilities*.

Foreign exchange represents currency losses incurred in connection with the LMG acquisition, mainly attributable to the currency swap.

Future income taxes reflected a recovery of $25.0 million for the quarter ended December 31, 2007, representing the current period change in the future tax liability on the temporary differences between the accounting carrying value and tax basis of the Fund's assets and liabilities that are expected to reverse after January 1, 2011. Future Federal tax rate cuts announced at the end of the quarter account for the majority of the reduced future tax liability. For additional detail, refer to the discussions presented under *Income Taxes and Future Income Taxes*.

Adjusted EBITDA for the quarter amounted to $64.1 million or 25.8% (as a % of Gross Billings) and *Distributable Cash* generated amounted to $59.4 million or 23.9% (as a % of Gross Billings), compared to $57.0 million or 25.1% (as a % of Gross Billings) and $53.0 million or 23.4% (as a % of Gross Billings), respectively for the fourth quarter of 2006. The positive impact of increased Gross Billings on Distributable Cash and a decrease of $4.5 million in selling, general and administrative expenses was partially offset by the Change in Future Redemption Costs. Adjusted EBITDA and Distributable Cash are non-GAAP measures, for additional information on these measures, please refer to the *Performance Indicators* section.



SUMMARY OF QUARTERLY RESULTS

This section includes sequential quarterly data for the eight quarters ended December 31, 2007.

(in thousands, except per unit amounts)	2007				2006			
(unaudited)	Q4	Q3	Q2(2)	Q1(2)	Q4(2)	Q3(2)	Q2(2)	Q1(2)
	$	$	$	$	$	$	$	$
Gross Billings	**248,380**	**236,877**	**238,931**	**227,977**	**226,728**	**211,245**	**212,376**	**201,502**
Total revenue	**221,578**	**219,239**	**220,284**	**245,314**	**208,404**	**178,391**	**182,534**	**200,058**
Cost of rewards	129,181	127,205	128,541	155,134	120,160	107,741	112,470	124,883
Gross margin	92,397	92,034	91,743	90,180	88,244	70,650	70,064	75,175
Selling, general and administrative expenses	43,017	40,713	41,707	39,403	47,451	34,464	34,948	32,438
Depreciation and amortization	3,059	3,230	2,811	2,704	3,479	3,155	3,884	3,742
Operating income before amortization of accumulation partners' contracts and technology	46,321	48,091	47,225	48,073	37,314	33,031	31,232	38,995
Amortization of accumulation partners' contracts and technology	18,112	18,112						
Operating income	28,209	29,979	47,225	48,073	37,314	33,031	31,232	38,995
Adjusted net earnings(3) = Net earnings, in accordance with GAAP + amortization of accumulation partners' contracts and technology + income taxes	44,809	51,371	49,450	50,116	38,469	34,320	31,755	38,985
Net earnings	**51,697**	**32,259**	**49,450**	**50,116**	**38,469**	**34,320**	**31,755**	**38,985**
Adjusted EBITDA	64,131	64,519	65,171	59,980	56,975	53,359	51,470	54,390
Standardized Distributable Cash	47,894	89,667	68,163	70,856	94,769	100,969	63,441(1)	39,875(1)
Standardized Distributable Cash per unit	0.24	0.45	0.34	0.36	0.47	0.50	0.32	0.20
Distributable Cash	59,380	63,015	64,886	60,120	52,996	50,664	47,073(1)	48,374(1)
Distributable Cash per unit	0.30	0.32	0.33	0.30	0.27	0.25	0.24	0.24
Earnings per unit, in accordance with GAAP - Fund	0.26	0.16	(0.68)	0.16	0.13	0.07	0.11	0.16
Earnings per unit, in accordance with GAAP - Partnership	0.24	0.26	0.25	0.25	0.19	0.17	0.16	0.19

(1) Maintenance capital expenditures included in Distributable Cash for Q1 and Q2 2006 have been restated to reflect the actual amount of maintenance capital expenditures incurred in each period. The amounts previously reported were based upon a pro-ration of the estimated yearly spend.

(2) Results presented for comparative purposes are those of the Partnership.

(3) Adjusted net earnings is a non-GAAP measurement.



FINANCING STRATEGY

The Fund generates sufficient cash flow internally to fund cash distributions, capital expenditures and to service its debt obligations. Management believes that the Fund's internally generated cash flows, combined with its ability to access external capital, provide sufficient resources to finance its cash requirements in the foreseeable future and to maintain available liquidity, as discussed in the *Liquidity and Capital Resources* section. Distributions are expected to continue to be funded from internally generated cash flows.

LIQUIDITY AND CAPITAL RESOURCES

Since January 1, 2002, the Fund has consistently generated positive cash flows from operations. At December 31, 2007, the Fund had $456.0 million of cash and cash equivalents and $123.4 million of short-term investments (consisting of commercial paper with maturity dates ranging between October of 2007 and January of 2008) on hand, for a total of $579.4 million. The Aeroplan Miles redemption reserve described under *Aeroplan Miles Redemption Reserve* of $400.0 million is included in this amount. The Fund's cash and cash equivalents and short-term investments do not include any asset-backed commercial paper.

The following table provides an overview of the Fund's cash flows for 2007 and 2006:

	Years ended December 31,	
	2007	2006(1)
	Restated	
(in thousands of dollars)	$	$
Cash from operating activities	252,417	320,977
Cash from (used in) investing activities	(64,799)	(375,743)
Cash from (used in) financing activities	268,354	(144,169)
Cash and cash equivalents, end of year	**456,004**	**166,939**

(1) 2006 results presented for comparative purposes are those of the Partnership.

Operating Activities

Cash from operations is generated primarily from the collection of Gross Billings of Aeroplan Miles and is reduced by the cash required to provide the rewards when Aeroplan Miles are redeemed and by operating and interest expenses.

Cash from operating activities was $252.4 million and $321.0 million for 2007 and 2006, respectively. Fluctuations are primarily attributable to increased earnings levels and movement in related party receivables offset by a reduced level of deferred revenue accumulation.

Investing Activities

The Fund's investment activities for 2007 were primarily attributable to the acquisition of LMG which was funded in part through excess cash on hand, funds from the *Aeroplan Miles Redemption Reserve*, including the liquidation of short-term investments, and the drawings under the existing and new bridge credit facilities.

Anticipated capital expenditures, which are primarily related to Maintenance Capital Expenditures associated with software development initiatives for fiscal 2008, are expected to approximate $30.0 million.

Financing Activities

Financing activities reflect the drawings under the respective credit facilities as described in *Investing Activities* above and the payment of distributions during the year.

Liquidity

The Fund anticipates that total capital requirements for the next twelve months of $198.0 million, including $168.0 million in respect of anticipated cash distributions, based on the current distribution rates, and approximately $30.0 million of Maintenance Capital Expenditures, will be funded from operations, available cash on deposit and, to the extent required, from the *Aeroplan Miles Redemption Reserve* where applicable (i.e. in periods of unusually high redemption activity) and bank borrowings, if necessary.

Aeroplan Miles Redemption Reserve

In conjunction with the issuance of units to the Fund and the credit facilities concluded on June 29, 2005, and December 19, 2007, Aeroplan established the Aeroplan Miles redemption reserve (the "Reserve"). As at December 31, 2007, the Reserve amounted to $400.0 million and was included in cash and cash equivalents and short-term investments.

The amount held in the Reserve, as well as the types of securities in which it may be invested (high quality commercial paper), are based on policies established by management, which are reviewed periodically.

The Reserve may be used to supplement cash flows generated from operations in order to pay for rewards during periods of unusually high redemption activity associated with Aeroplan Miles under the Aeroplan Program.

Management is of the opinion that the Reserve is sufficient to cover redemption costs, including redemption costs incurred in periods of unusually high redemption activity, as they become due, in the normal course of business.

To date, Aeroplan has not had to use the funds held in the Reserve.

At December 31, 2007, the Reserve represented 34.6% of the Future Redemption Cost liability.

The deferred revenue presented in the balance sheet represents accumulated unredeemed Aeroplan Miles valued at their weighted average selling price and unamortized Breakage. The estimated Future Redemption Cost liability of those Aeroplan Miles, calculated at the current Average Cost of Rewards per Mile redeemed, is approximately $1,156 million.



Credit Facilities

The following is a summary of the Fund's authorized and outstanding credit facilities:

In thousands	Authorized $	Drawn at December 31, 2007 $
Revolving term facility	150,000	40,000
Term facility	300,000	300,000
Acquisition facility	100,000	100,000
Bridge Facility	300,000	300,000
Less: Unamortized portion of discount	-	(457)
Less: Unamortized portion of financing charges		(4,857)
Total	**850,000**	**734,686**

As at December 31, 2007, the Fund had authorized credit facilities of $850.0 million and borrowings of $734.7 million. Borrowings are recorded net of prepaid interest in the amount of $0.5 million and unamortized financing charges in the amount of $4.9 million.

The revolving term, term, and acquisition facilities mature on December 19, 2010, or earlier at the option of the Fund, without penalty, and bear interest at rates ranging from Canadian prime rate and U.S. base rate plus 0.25% to Canadian prime rate and U.S. base rate plus 1.00% and the Bankers' Acceptance rate and LIBOR plus 1.25% to 2.00%. The revolving term facility was amended on December 19, 2007 to increase the maximum authorized borrowings under this facility from $75 million to $150 million.

The bridge facility, which was entered into on December 19, 2007, matures on June 19, 2009, or earlier at the option of the Fund, without penalty, and bears interest at rates ranging from Canadian prime rate plus 0.25% to Canadian prime rate plus 1.00% and the Bankers' Acceptance rate plus 1.25% to 2.00%.

At December 31, 2007, borrowings under the revolving term acquisition, and bridge facilities were in the form of prime rate advances bearing interest at 6.75%. At the same date, borrowings under the term facility in the amount of $132.0 million were in the form of Bankers' Acceptances with a 90 day term and an effective interest rate of 5.8%, with an additional $168.0 million borrowed in the form of prime rate advances bearing interest at 6.75%.

The outstanding credit facilities are secured by substantially all the present and future assets of the Fund.

The credit facilities are subject to the Fund's ability to maintain financial covenants related to leverage and debt service ratios of ≤ 2.75 and interest coverage of ≥ 3.0, as well as other affirmative and negative covenants as defined in the credit agreements.



At December 31, 2007, the Fund was in compliance with its financial covenants, as follows:

Ratio	Result	Test
Leverage	2.66	≤ 2.75
Debt service [(a)]	0.76	≤ 2.75
Interest coverage [(b)]	N/A	≥ 3.0

(a) this ratio takes into account the Fund's net debt, calculated as long-term debt less cash and short-term investments on hand. The result reflects the Fund's high liquidity position.

(b) this ratio is not applicable since the Fund has earned more interest from cash and cash equivalents and short-term investments than it has incurred on the long-term debt.

In view of the Fund's cash generation capacity and overall financial position, while there can be no assurance in this regard, management believes that the Fund will be able to pay or refinance the debt when it comes due.

FUTURE INCOME TAXES

Under the provisions of the SIFT Rules, the Fund, as a publicly traded income trust, is considered a SIFT and will become subject to tax commencing January 1, 2011. Prior to 2011, the Fund continues to qualify for special income tax treatment that permits a tax deduction by the Fund for distributions paid to its unitholders. For accounting purposes, the Fund has computed future income tax based on temporary differences expected to reverse after 2011 at the substantively enacted tax rate expected to apply for such periods. For periods prior to January 1, 2011, the Fund has not recognized any current income taxes or future income tax assets or liabilities on temporary differences expected to reverse prior to 2011 as the trust is committed to distribute to its unitholders all or virtually all of its taxable income that would otherwise be taxable in the Fund and the Fund intends to continue to meet the requirements of the Tax Act applicable to the Fund. Initially, the legislation imposed an income tax rate of 31.5% on Canadian public income trusts. The income tax rate was subsequently lowered in December 2007 to 29.5% for 2011 and 28% for 2012 and subsequent years.

The future income tax provision reflects the impact of the new legislation and the tax rate changes and accounts for the entire difference between the amount of the future income tax provision and the statutory income tax dollar amount of $nil.

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities at December 31, 2007, that are expected to reverse after 2010, are presented below:

The Fund's provision for income taxes is made up as follows:

	March 14, 2007 to December 31, 2007
(in thousands)	$
Current tax expense based on combined Federal and provincial income tax rates	-
Future income tax expense	143,000
	143,000
Future income tax expense includes:	
Future income tax recovery, exclusive of the effects of other components below	(6,000)
Future income taxes related to the substantive enactment of Bill C-52	167,000
Future income taxes related to the change in the taxation rate	(18,000)
	143,000

Future income taxes consist of the following future income tax assets (liabilities) relating to temporary differences for:

	December 31, 2007
(in thousands)	$
	Restated
Current assets	
Deferred revenue	27,422
Note receivable	4,833
Other	3,107
	35,362
Long-term liabilities	
Accumulation Partners' contracts and trade name	(374,880)
Eligible capital expenditures	170,709
	(204,171)
Software and technology	(14,263)
Deferred financing costs	434
	(218,000)

Future income taxes include income taxes arising on the temporary differences between the accounting and tax bases of LMG's assets and liabilities resulting from the acquisition.

GUARANTEES (OFF-BALANCE SHEET ARRANGEMENTS) AND CONTINGENT LIABILITIES

Air Canada Miles

In accordance with the Commercial Participation and Services Agreement dated June 9, 2004

between Air Canada and Aeroplan, as amended, (the "CPSA"), Air Canada is responsible for the cost of the redemption for air rewards of up to a maximum of 112.4 billion Air Canada Miles accumulated by members prior to January 1, 2002. As of December 31, 2007, 105.1 billion of those Air Canada miles had been redeemed.

In the unlikely event that Air Canada is unable to meet its obligation, Aeroplan may be required to honor Air Canada's redemption obligation. Based on Aeroplan's current average redemption cost per mile, as calculated on the basis of the current average redemption cost, calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of various types of rewards that members have selected, based on past experience, such obligation would amount to approximately $67.0 million at December 31, 2007.

Also under the CPSA, Aeroplan is responsible for any redemptions for air rewards of Air Canada Miles issued prior to January 1, 2002, in excess of the 112.4 billion Air Canada Miles. While on the basis of current estimates, Aeroplan does not expect such redemptions to exceed 112.4 billion Air Canada Miles, the maximum potential redemption cost of meeting this obligation if all 15.3 billion estimated Broken but unexpired Air Canada Miles were to be redeemed, amounts to $139.6 million at December 31, 2007.

As a result, the total maximum potential redemption cost to Aeroplan for the total outstanding and unbroken Air Canada Miles is estimated to be $206.6 million at December 31, 2007.

Aeroplan has also agreed to indemnify Air Canada, its affiliates and representatives from any claims arising out of any changes made at any time by Aeroplan to the Aeroplan Program to the extent such changes are implemented to address fluctuations in Breakage related to the liability attached to miles issued prior to January 1, 2002.

Aeroplan Miles

In addition, Aeroplan may be required to provide rewards to members for unexpired Aeroplan Miles accounted for as Breakage on the Aeroplan Miles issued after December 31, 2001 for which the Breakage revenue has been recognized or deferred and for which no liability has been recorded. The maximum potential redemption cost for such Aeroplan Miles is estimated to be $747.5 million at December 31, 2007. The potential redemption costs noted above have been calculated on the basis of the current average redemption cost calculated as a function of actual prices with Redemption Partners, including Air Canada, and the experienced mix of the various types of rewards that members have selected, based on past experience.

VAT Appeal

LMG has been in litigation with Her Majesty's Revenue & Customs ("HMRC") since 2003 relating to the VAT treatment of the Nectar Program as it applies to the deductibility of input tax credits in the remittance of VAT owed, and has paid an assessed amount of £13.8 million ($27.1 million).

LMG appealed to the VAT and Duties Tribunal and won. HMRC then appealed to the High Court which found in favour of HMRC. LMG, in turn, appealed to the Court of Appeal, who issued a judgement in favour of LMG on October 5, 2007 requiring the refund of the assessed amount and confirming LMG's eligibility to deduct input tax credits in the future. As a result of this event, an amount receivable of £13.8 million ($27.1 million) was recorded in the accounts at December 31, 2007, and subsequently collected in January 2008.

HMRC has sought leave to appeal the Court of Appeal's decision to the House of Lords. At this time, it is not yet known whether leave will be granted by the House of Lords and whether LMG will have to repay amounts awarded under the October 5, 2007 judgement.

At this time, the outcome of this contingency is not determinable and no provision for a liability has been included in the financial statements.

Other

From time to time, the Fund becomes involved in various claims and litigation as part of its business. While the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current pending claims and litigation will not have a material impact on the Fund's financial position and results of operations.

The Fund has agreed to indemnify its Trustees, directors, and officers, to the extent permitted under corporate law, against costs and damages incurred by the Trustees, directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceedings in which the Trustees, directors and officers are sued as a result of their services. The Fund's Trustees, directors and officers are covered by Trustees', directors' and officers' liability insurance. No amount has been recorded in these financial statements with respect to the indemnification agreements.

TRANSACTIONS WITH RELATED PARTIES

ACE, Air Canada's parent company, through its rights under the terms of a Securityholders' Agreement, has the ability for as long as it owns more than 20% of the Fund, to nominate a majority of the Board of Directors of the Fund and legally control the Fund. Air Canada and a subsidiary, is one of the Fund's largest Accumulation Partners, representing 25.7% and 28.6% of Gross Billings for 2007 and 2006 respectively. Air Canada, including other Star Alliance partners, is the Fund's largest Redemption Partner. For 2007, 88.6% of total reported cost of rewards was paid to Air Canada, compared to 89.7% for 2006. Selling, general and administrative expenses where Air Canada was the supplier of services represented 43.0% and 47.5% of total selling, general and administrative expenses for 2007 and 2006.

The decreasing proportions are explained by the increasing trend in redemption of non-air rewards by members in the case of cost of rewards, and reduced dependence over time on Air Canada as a service provider in the case of operating expenses.

The commercial relationship between the Fund and Air Canada and its affiliates is governed by several arrangements and agreements which are described in the Fund's Annual Information Form dated March 20, 2007.

On August 8, 2007, as provided for in the existing CPSA between the parties, Aeroplan and Air Canada reached agreement relating to fixed capacity redemption rates, to be paid by Aeroplan and Air Canada in connection with airline seat redemptions, for the period beginning January 1, 2008 through to December 31, 2010. The outcome falls within the pre-established contractual parameters and is in line with Aeroplan's business expectations.

SUMMARY OF CONTRACTUAL OBLIGATIONS

As at December 31, 2007, estimated future minimum payments under the Fund's contractual obligations are as follows:

(in millions)	Total	2008	2009	2010	2011	2012	thereafter
	$	$	$	$	$	$	$
Operating leases	20.9	4.1	2.5	2.5	2.5	2.5	6.8
Special payments under GSA	11.3	1.8	1.9	1.9	1.9	1.9	1.9
Long term debt	740.0	-	300.0	440.0	-	-	-
Purchase obligation under the CPSA	4,961.3	396.9	396.9	396.9	396.9	396.9	2,976.8
Total	**5,733.5**	**402.8**	**701.3**	**841.3**	**401.3**	**401.3**	**2,985.5**

Under the terms of certain contractual obligations with a major Accumulation Partner, The Fund is required to maintain certain minimum working capital amounts in accordance with pre-established formulas. As at December 31, 2007, the Fund complied with all such covenants.

DISTRIBUTIONS

The Fund intends to make monthly distributions to its unitholders within 15 days of the end of each month, as approved by the Trustees. Distributions declared to the unitholders of record on the last business day of the month during the years ended December 31, 2007 and 2006 amounted to $162.3 million and $37.3 million, respectively, as follows:

Record date	2007		2006	
	Amount	Amount per Unit	Amount	Amount per Unit
	$	$	$	$
January	11,161,792	0.0700	1,676,125	0.0583
February	11,161,792	0.0700	1,676,125	0.0583
March	14,000,000	0.0700	2,883,178	0.0583
April	14,000,000	0.0700	2,883,178	0.0583
May	13,999,994	0.0700	2,883,178	0.0583
June	13,999,994	0.0700	2,883,178	0.0583
July	13,999,992	0.0700	3,090,885	0.0625
August	13,999,992	0.0700	3,090,885	0.0625
September	13,999,990	0.0700	3,090,885	0.0625
October	13,999,990	0.0700	3,090,885	0.0625
November	13,999,990	0.0700	3,090,885	0.0625
December	13,997,815	0.0700	6,961,792	0.0700
	162,321,341	**0.8400**	**37,301,179**	**0.7323**



For the year ended December 31, 2006, 58% of amounts distributed in 2006 represented return of capital and 42% represented taxable income generated from Aeroplan's operations.

The Fund will not be using the full available discretionary deductions to reduce taxable income, as part of a tax planning strategy to increase future tax deductions, and therefore 100% of distributions paid in 2007 will be taxable.

It is expected that 100% of distributions paid in 2008 will be taxable.

Distributions payable by Aeroplan to its unitholders are recorded when declared.

UNITS

As at December 31, 2007, the Fund had 199,968,791 units issued and outstanding for an aggregate amount of $3,258.2 million, compared to 99,454,165 units and $1,392.2 million at December 31, 2006.

Pursuant to a normal course issuer bid dated December 11, 2007, the Fund announced its intention to repurchase for cancellation, no later than February 29, 2008, up to 500,000 of its outstanding units. At December 31, 2007, 320,000 units were repurchased and cancelled for a total cash consideration of $7.2 million. The excess of the consideration paid over the paid-in value amounted to $2.0 million and was charged to accumulated earnings.

For additional information on units issued and outstanding please refer to *BASIS OF ACCOUNTING FOR THE INVESTMENT IN THE PARTNERSHIP AND ACQUISITION OF LMG.*

EARNINGS (LOSS) PER UNIT

The Fund's earnings (loss) per unit amounted to ($0.1352) and $0.4077 for the years ended December 31, 2007 and 2006 respectively.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates, judgments and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates. Management has identified the areas, discussed below, which it believes are the most subject to judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change significantly in subsequent periods.

The significant accounting policies are described in note 2 to the December 31, 2007 audited consolidated financial statements. The policies which the Fund believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

Revenue Recognition

Aeroplan Miles Revenue - Breakage

The Fund earns revenue from the sale of Aeroplan Miles to Accumulation Partners based on individual contracts with each Accumulation Partner. Since the earnings process is not complete at the time an Aeroplan Mile is sold, the Gross Billings from the sale of Aeroplan Miles are deferred and recognized as revenue when Aeroplan Miles are redeemed by members. For those Aeroplan Miles that the Fund has estimated will go unredeemed by members, the Fund recognizes revenue over the estimated average life of an Aeroplan Mile, currently estimated at 30 months for miles issued under the Aeroplan Program and 15 months for those issued under the Nectar Program.

Management's estimate of the number of Aeroplan Miles sold that will never be redeemed by members, known as "Breakage", is currently estimated at 17% of Aeroplan Miles sold for the Aeroplan Program. The breakage factor associated with the Nectar Program is similar in magnitude to that of the Aeroplan Program. In developing this estimate, management takes into consideration that the issuance and redemption of Aeroplan Miles is influenced by the type of Commercial Partners and their volume of transactions, the types of rewards offered, the overall health of the economy, the nature and extent of promotional activity in the marketplace and the extent of competing loyalty programs.

Mileage redemption is mainly driven by member behaviour, which itself is a function of many factors including, but not limited to, economic conditions and evolving rules and offerings of the Aeroplan and Nectar Programs. Such behavioural changes take place over time as the members understand their impact and may cause breakage to fluctuate in either a positive or negative direction. Breakage is also a function of member behaviour, which continuously adapts to changes in rules and offerings to the Aeroplan and Nectar Programs. As a result, the measurement of Breakage, at any one point in time, has inherent limitations, in that, it may not reflect behavioural changes resulting from the latest revisions to such programs. Breakage will only be determined with absolute certainty at the end of the life of the Aeroplan and Nectar Programs.

Management's estimate of Broken Aeroplan Miles impacts the amount of Breakage revenue recognized. Breakage revenue is included in the financial statements with earned revenue from the sale of Aeroplan Miles and represented $139.7 million for the year ended December 31, 2007 compared to $125.1 million for the year ended December 31, 2006. Management monitors factors affecting Breakage and from time to time, but at least every two years or earlier if such monitoring indicates that a significant change in Breakage may have occurred, may use independent third party experts to assist in the determination of the appropriate level of Breakage, including the average life of an Aeroplan Mile.

During 2006, in accordance with its policy to review Breakage every two years, management, assisted by independent experts, completed its review of the estimated Breakage factor used for the Aeroplan Program to determine the number of Total Miles sold which are not expected to be redeemed, on the basis of data accumulated until the end of 2005. As these studies were based on data up to December 31, 2005, which did not take into account the impact of the ClassicPlus Flight rewards program introduced in October of 2006, management, assisted by an independent firm of experts, has conducted a Breakage review on the basis of data accumulated until the end of 2006. Based on the results of this update, the estimated Breakage factor for the Aeroplan Program remains at 17%. In addition, during 2008, management is conducting a full Breakage review, taking into consideration a full year's redemption data of ClassicPlus Flight rewards and other factors.



Management estimates that a 1% change in Breakage related to the Aeroplan Program would have a total impact on revenue and net earnings, and consequently distributable cash, for the period in which the change occurred, of $32.7 million with $24.5 million relating to prior years and $8.2 million relating to the current period. Management estimates that a 1% decrease in Breakage related to the Air Canada Miles would have an impact on cost of rewards and net earnings of approximately $23.6 million for the period in which the change occurred.

Accumulation Partners' contracts and software and technology

Accumulation Partners' contracts and software and technology are considered long-lived assets with finite lives. Accumulation Partners' contracts are recorded at cost and are amortized using the straight-line method over their estimated lives, typically 5 - 25 years.

Software and technology are recorded at cost and amortized using the straight-line method over 3 to 5 years. Software under development includes costs paid to third parties such as consultants' fees and other direct costs of development. Amortization will commence upon completion of development once the software is available for use.

Accumulation Partners' contracts and software and technology are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. When such a situation arises, the future cash flows associated with the particular asset's use and disposition are compared to its carrying amount to determine if the carrying amount is recoverable. Any impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value.

Trade name and Goodwill

Trade name is considered an intangible asset with an indefinite life, is recorded at cost, and is not amortized but instead is tested for impairment annually, or more frequently should events or changes in circumstances indicate that the trade name may be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount exceeds the fair value, the trade name is written down to its fair value.

Goodwill is recorded at cost and is not amortized. Instead, goodwill is tested for impairment annually and when an event or circumstances have occurred that more likely than not reduce the fair value of the reporting unit below its carrying value. The Fund is a single reporting unit. The impairment test is carried out in two steps. First, the carrying amount of the Fund, including goodwill, is compared to its quoted market value. If the quoted market value exceeds the carrying amount, goodwill is not considered to be impaired, and therefore the second step of the impairment test is unnecessary.

The second step is performed when the carrying amount of the reporting unit exceeds its quoted market value. In such a case, the implied fair value of goodwill, determined in the same manner as the respective value would be determined in a business combination, is compared with its carrying amount in order to measure the amount of the impairment loss, if any.

Management has obtained independent valuations of the Fund's finite and indefinite life intangibles and has estimated the useful life of the finite life intangibles. Management will monitor the value of the intangibles to determine whether any impairment in their carrying value has occurred or whether their estimated life has changed.

Income taxes

The Fund provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and the tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. Any current income taxes arise from foreign operations.

FUTURE ACCOUNTING CHANGES

Capital Disclosures and Financial Instruments – Presentation and Disclosure

The CICA issued three new accounting standards: section 1535, *Capital Disclosures*, section 3862, *Financial Instruments – Disclosures*, and section 3863, *Financial Instruments – Presentation*. These new standards will be effective for fiscal years beginning on or after October 1, 2007, and the Fund will adopt them on January 1, 2008. The Fund is in the process of evaluating the disclosure and presentation requirements of the new standards.

Section 1535 establishes disclosure requirements about an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, *Financial Instruments – Disclosure and Presentation*, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Goodwill and intangible assets

Goodwill and intangible assets, section 3064, which replaces *Goodwill and Other Intangible Assets*, section 3062, and *Research and Development Costs*, section 3450, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, "Intangible Assets." The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 with earlier adoption encouraged. The Fund is currently evaluating the impact of this standard on its financial statements.

FAIR VALUES, CREDIT RISK, AND INTEREST RATE EXPOSURE

Fair values - The fair value of the financial instrument is the amount of consideration that would be agreed upon in an arm's length transaction between willing parties. The Fund uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the consolidated statement of financial position as follows:



Held to maturity: Cash and cash equivalents and short-term investments held in the Aeroplan Miles redemption reserve – The carrying amounts, included in the consolidated statement of financial position, approximate fair value as a result of the short-term maturity of the underlying instruments. Cash and cash equivalents are presented with accrued interest thereon.

Held-for-trading: Other cash and cash equivalents and short-term investments – The carrying amounts, included in the consolidated statement of financial position, approximate fair value, which is estimated to approximate amortized cost.

Loans and receivables:

Accounts receivable – The carrying amount included in the consolidated statement of financial position approximates fair value because of the short-term maturity of these instruments.

Note receivable – the carrying amount included in the consolidated statement of financial position approximates fair value, as determined by applying risk adjusted market rates.

Financial liabilities:

Accounts payable and accrued liabilities and distributions payable – The carrying amounts, included in the consolidated statement of financial position, approximate fair value because of the short-term maturity of these instruments.

Long-term debt – The fair value of the borrowings under the term facilities, of approximately $739.5 million is estimated as carrying value adjusted for deferred financing costs, since they bear interest at floating rate, and are typically drawn in the form of prime rate advances and/or Bankers' Acceptances with a short-term maturity.

Derivatives:

Currency swap - The carrying amount of the currency swap approximates its fair value, estimated on the amounts at which it could be settled, based on current market rates.

Credit risk - In accordance with its investment policy, the Fund invests the Reserve and excess cash, included in short-term investments and cash and cash equivalents in commercial paper or corporate bonds with a minimum rating of R-1 (high) or AA(low) and term deposits, subject to certain thresholds to reduce undue exposure to any one issuer.

Interest rate exposure - The Fund is exposed to fluctuations in interest rates under the terms of the outstanding credit facilities which bear interest at variable rates and has been borrowed in the form of prime rate advances and Bankers' Acceptances. Due to the short-term nature of the underlying Bankers' Acceptances (typically 30-90 days), the carrying value of the long-term debt approximates fair value.

The Fund invests the Reserve and excess cash on hand in high quality instruments with similar terms to maturity as the underlying instruments related to the credit facility, with an objective to mitigate the interest rate exposure.

DISCLOSURE CONTROLS AND PROCEDURES

The Fund's disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information is identified to its Disclosure Committee to ensure appropriate and timely decisions are made regarding public disclosure.

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have concluded that the Fund's disclosure controls and procedures are effective based upon an evaluation of these controls and procedures conducted at December 31, 2007.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing such internal controls over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

No changes were made in the Fund's internal control over financial reporting during the year ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, the Fund's internal control over financial reporting.

CEO AND CFO CERTIFICATIONS

The Fund files certifications relating to its annual filings, signed by the CEO and CFO, with the Canadian Securities Administrators upon filing of the Fund's 2007 annual financial statements and MD&A. In these filings, the CEO and CFO certify, as required by Multilateral Instrument 52-109, the appropriateness of the financial disclosure, the effectiveness of the Fund's disclosure controls and procedures, and the design of internal control over financial reporting to provide reasonable assurance as to its reliability and the preparation of financial statements for external purposes in accordance with GAAP. The Fund's CEO and CFO also certify the appropriateness of the financial disclosures in its interim filings, and that they have caused disclosure controls and procedures and internal control over financial reporting to be designed.

The Audit, Finance and Risk Committee reviewed this MD&A, and the audited consolidated financial statements, and the Board of Directors and the Trustees approved these documents prior to their release.

OUTLOOK

Management is committed to deliver its 2008 business plan including continued expansion of Commercial Partners, available rewards and operating efficiency through investments in technological solutions.

In 2006, 58% of the Fund's distributions represented return of capital and 42% represented income. As part of a tax planning strategy to increase future tax deductions, the Fund will not

be using the full available discretionary deductions to reduce taxable income, and therefore 100% of distributions paid during 2007 will be taxable.

It is expected that 100% of distributions paid in 2008 will be taxable.

The amount of distributions remains subject to review throughout the year and any changes to the monthly distribution amounts are subject to the approval of the Trustees.

To ensure that the Fund's capital structure is efficient and that unitholder value is being maximized, the Board of Trustees and the Board of Directors have requested that management retain independent financial advisors to conduct an in-depth analysis to consider a potential reorganization of the Fund's income trust structure to a corporate structure. Although no final decision has been made at this time, the review may lead to a recommendation in the near future that unitholders approve a conversion to a corporation.

RISKS AND UNCERTAINTIES AFFECTING THE BUSINESS

The results of operations and financial condition of the Fund are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. The following section summarizes certain of the major risks and uncertainties that could materially affect future business results going forward.

RISKS RELATED TO AEROPLAN, LMG AND THE INDUSTRY

Dependency on Top Accumulation Partners

Aeroplan's top three Accumulation Partners were responsible for 89% of Gross Billings for the year ended 2007. Similarly, one Accumulation Partner accounts for a significant amount of the Gross Billings of LMG. A decrease in sales of Aeroplan Miles to any significant partner, for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services provided, could have a material adverse effect on Gross Billings. Subject to the minimum number of Aeroplan Miles to be purchased by Air Canada under the CPSA, Air Canada can change the number of Aeroplan Miles awarded per flight without Aeroplan's consent, which could result in a significant reduction in Gross Billings. There is no assurance that Aeroplan and LMG will be able to renew their contracts with their principal Accumulation Partners on similar terms, or at all when they expire.

Air Canada or Travel Industry Disruptions

Aeroplan's members' strong demand for air travel creates a significant dependency on Air Canada in particular and the airline industry in general. Any disruptions or other material adverse changes in the airline industry, whether domestic or international, affecting Air Canada or a Star Alliance member airline, could have a material adverse impact on Aeroplan's business. This could manifest itself in Aeroplan's inability to fulfill member's flight redemption requests or to provide sufficient accumulation opportunities. As a result of airline or travel services industry disruption, such as those which resulted from the terrorist attacks on September 11, 2001, or as might result from political instability, other terrorist acts or war, or from increasingly restrictive security measures, such as the current restrictions on the content of carry-on baggage, too much uncertainty could result in the minds of the traveling public and have a material adverse effect on passenger demand for air travel. Consequently, members might forego redeeming

miles for air travel and therefore might not participate in the Aeroplan Program to the extent they previously did which could adversely affect revenue from the Aeroplan Program. A reduction in member use of the Aeroplan Program could impact Aeroplan's ability to retain its current partners and members and to attract new Commercial Partners and members.

Airline Industry Changes and Increased Airline Costs

Air travel rewards remain the most desirable reward for consumers under the Aeroplan Program. An increase in low cost carriers and the airline industry trend which has major airlines offering low cost fares may negatively impact the incentive for consumers of air travel services to book flights with Air Canada or participate in the Aeroplan Program. Similarly, any change which would see the benefits of Star Alliance reduced either through Air Canada's, or, less importantly, another airline's withdrawal from Star Alliance or its dissolution could also have a negative impact since Aeroplan's members would lose access to the existing portfolio of international reward travel. In addition, the growth or emergence of other airline alliance groups could have a negative impact on Aeroplan by reducing traffic on Air Canada and Star Alliance member airlines.

The airline industry has been subject to a number of increasing costs over the last several years, including increases in the cost of fuel and insurance, and increased airport user fees and air navigation fees. These increased costs may be passed on to consumers, increasing the cost of redeeming Aeroplan Miles for air travel rewards. This may negatively impact consumer incentive to participate in the Aeroplan Program.

Reduction in Activity, Usage and Accumulation of Aeroplan Miles

A decrease in Gross Billings from any Accumulation Partner, for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services provided, or a decrease in the accumulation of Aeroplan Miles by members could have a material adverse effect on Gross Billings and revenue.

Retail Market/Economic Downturn

The markets for the services that Aeroplan and LMG offer may fail to expand or may contract and this could negatively impact growth and profitability. Loyalty and database marketing strategies are relatively new to retailers, and there can be no guarantee that merchants will continue to use these types of marketing strategies. In addition, Gross Billings are dependent on levels of consumer spend with Accumulation Partners, and any slowdown or reduction in consumer activity may have an impact on Aeroplan Miles issuance.

Greater than Expected Redemptions for Rewards

A significant portion of profitability is based on its estimate of the number of Aeroplan Miles that will never be redeemed by the member base. The percentage of Aeroplan Miles that are not expected to be redeemed is known as "Breakage" in the loyalty industry. Under the Aeroplan Program, management's current estimate of Breakage is based on two independent studies conducted in 2006 on behalf of Aeroplan. As these studies were based on data up to December 31, 2005, which did not take into account the impact of the ClassicPlus Flight Rewards program introduced in October 2006, management, assisted by an independent firm of experts, conducted a Breakage review on the basis of data accumulated until the end of 2006. Based upon the results of this update the estimated Breakage factor for the Aeroplan Program

remains at 17%. In addition, during 2008, management is conducting a full Breakage review taking into consideration a full year's redemption data of ClassicPlus Flight rewards and other factors. Breakage for the Aeroplan and Nectar Programs may decrease as such programs grow and a greater diversity of rewards become available. If actual redemptions are greater than current estimates, profitability could be adversely affected due to the cost of the excess redemptions. Furthermore, the actual mix of redemptions between air and non-air rewards could adversely affect profitability. Total Broken Miles amounted to 100.7 billion miles as at December 31, 2007 and include 85.4 billion Aeroplan Miles. The responsibility to provide rewards for these 100.7 billion Total Broken Miles, if ever redeemed, rests with Aeroplan. While Management believes that a material portion of the estimated 85.4 billion Broken Aeroplan Miles will not be redeemed, there can be no such assurances.

Industry Competition

Competition in the loyalty marketing industry is intense. New and existing competitors may target Accumulation Partners and members, as well as draw rewards from Redemption Partners. The continued attractiveness of the Aeroplan and Nectar Programs will depend in large part on their ability to remain affiliated with existing Commercial Partners or add new partners, that are desirable to consumers and to offer rewards that are both attainable and attractive to consumers. With respect to database marketing services, the ability to continue collecting detailed transaction data on consumers is critical in providing effective marketing strategies for Accumulation Partners. Many of Aeroplan and LMG's current competitors may have greater financial, technical, marketing and other resources. Aeroplan and LMG cannot ensure that they will be able to compete successfully against current and potential competitors, including in connection with technological advancements by such competitors.

Supply and Capacity Costs

Costs may increase as a result of supply arrangements with Air Canada and other suppliers. Aeroplan may not be able to satisfy its members if the seating capacity made available to Aeroplan by Air Canada, Jazz and Star Alliance member airlines or other non-air rewards from other suppliers are inadequate to meet their redemption demands at specific prices.

If, upon the renegotiation of the rates charged to Aeroplan under the CPSA which takes place every three years (with the next renegotiation scheduled for 2010) or upon the expiry of the CPSA, Aeroplan is unable to negotiate new rates or a replacement agreement with Air Canada on similarly favourable terms or if Air Canada sharply reduces its seat capacity, Aeroplan may be required to pay more for seat capacity from Air Canada than the currently negotiated rates under the CPSA or to purchase seat capacity from other airlines. Seat capacity from other airlines could be more expensive than comparable seat capacity under the CPSA, and the routes offered by the other airlines may be inconvenient or undesirable to the redeeming members. As a result, Aeroplan would experience higher air travel redemption costs, while at the same time member satisfaction with the Aeroplan Program may be adversely affected by requiring travel on other carriers on certain routes.

Unfunded Future Redemption Costs

The Fund derives most of its Gross Billings from the sale of Aeroplan Miles to Accumulation Partners. The earnings process is not complete at the time an Aeroplan Mile is sold as most of the costs are incurred on the redemption of the Aeroplan Mile. Based on historical data, the estimated period between the issuance of an Aeroplan Mile and its redemption is currently 30 months for the Aeroplan Program and 15 months for the Nectar Program; however, Aeroplan and LMG have no control over the timing of the redemption of Aeroplan Miles or the number of



Aeroplan Miles redeemed. Aeroplan and LMG currently use proceeds from Gross Billings (which are deferred for accounting purposes) in the fiscal year from the issuance of Aeroplan Miles to pay for the redemption costs incurred in the year. As a result, if Aeroplan or LMG were to cease to carry on business, or if redemption costs incurred in a given year were in excess of the revenues received in the year from the issuance of Aeroplan Miles, they would face unfunded Future Redemption Costs, which could increase the need for working capital and, consequently, affect distributions to unitholders. In recognition of that fact, Aeroplan has established a cash reserve equal to $400 million. Please see the section *Aeroplan Miles Redemption Reserve*. There can be no assurance that this cash reserve will be sufficient to cover all actual unfunded Future Redemption Costs that may arise in the future for Aeroplan.

Failure to Safeguard Databases and Consumer Privacy

As part of the Aeroplan and Nectar Programs and in connection with LMG's Insight and Communication activities, member databases are maintained which contain member information including account transactions. Although Aeroplan and LMG have security procedures, the databases may be vulnerable to potential unauthorized access to, or use or disclosure of member data. If Aeroplan or LMG were to experience a security breach, their reputation may be negatively affected and an increased number of members may opt out from receiving marketing materials. The use of marketing services by partners could decline in the event of any publicized compromise of security. Any public perception that Aeroplan or LMG released consumer information without authorization could subject Aeroplan or LMG to complaints and investigation by the applicable privacy regulatory bodies and adversely affect relationships with members and partners.

Consumer Privacy Legislation

The enactment of new, or amendments to existing, legislation or industry regulations relating to consumer privacy issues and/or marketing, including telemarketing, could have a material adverse impact on marketing services. Any such legislation or industry regulations could place restrictions upon the collection and use of information and could adversely affect Aeroplan and LMG's ability to deliver marketing services.

Changes to the Aeroplan and Nectar Programs

From time to time Aeroplan and LMG may make changes to the Aeroplan and Nectar Programs that may not be well received by certain segments of the membership and may affect their level of engagement. In addition, these members may choose to seek such legal and other recourses as available to them, which if successful, could have a negative impact on results of operations and /or reputation.

Seasonal Nature of the Business, Other Factors and Prior Performance

Aeroplan has historically experienced considerably lower Gross Billings from the sale of Aeroplan Miles in the first and second quarters of the calendar year and higher Gross Billings from the sale of Aeroplan Miles in the third and fourth quarters of the calendar year. In addition, Aeroplan has historically experienced greater redemptions and therefore costs for rewards, in the first and second quarters of the calendar year and lower redemptions and related costs for rewards in the third and fourth quarters of the calendar year. This pattern results in significantly higher operating cash flow and margins in the third and fourth quarters for each calendar year compared to the first and second quarters. This pattern may however vary in future years as the degree of seasonality evolves over time.



LMG's Gross Billings from the Nectar Program are seasonal with fourth quarter gross billings typically higher than the preceding quarters, as a result of the impact of Christmas shopping. Gross Billings for the first and second quarters are typically slightly lower than those of the third quarter. Points redemption in the Nectar Program is more seasonal than Gross Billings. Over a third of all redemptions for the Nectar Program take place during the fourth quarter, as a result of members using their points for gifts and other rewards prior to Christmas. Consequently, operating results for any one quarter may not be necessarily indicative of operating results for an entire year.

Demand for travel rewards is also affected by factors such as economic conditions, war or the threat of war, fare levels and weather conditions. Due to these and other factors, operating results for an interim period are not necessarily indicative of operating results for an entire year, and operating results for a historical period are not necessarily indicative of operating results for a future period.

Regulatory Matters

Aeroplan and LMG's businesses are subject to several types of regulation, including legislation relating to privacy, consumer protection, competition, advertising and sales, and lotteries, gaming and publicity contests. As well, an increasing number of laws and regulations pertain to the Internet.

These laws and regulations relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. In addition, Air Canada, one of Aeroplan's leading Commercial Partners, and several other Aeroplan Commercial Partners operate in the highly regulated airline industry. Changes in regulations affecting Aeroplan, LMG, Air Canada, the airline industry in general, or the implementation of additional limitations or adverse regulatory decisions affecting such entities, may have a material adverse effect on Aeroplan and LMG's businesses, results from operations and financial condition.

VAT Appeal

Refer to discussion presented under *Guarantees (Off-Balance Sheet Arrangements) and Contingent Liabilities* above for a description of the VAT litigation.

Reliance on Key Personnel

The Fund's success depends on the abilities, experience, industry knowledge and personal efforts of senior management and other key employees, including the ability to retain and attract skilled employees for Aeroplan and LMG. The loss of the services of such key personnel could have a material adverse effect on the business, financial condition or future prospects of the Fund. The Fund's growth plans may also put additional strain and demand on senior management and key employees and produce risks in both productivity and retention levels. In addition, the Fund may not be able to attract and retain additional qualified management as needed in the future.

Labour Relations



Aeroplan contact centre agents are covered by a collective agreement between the National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW-Canada) Local 2002 ("CAW") and Air Canada until 2009. While Aeroplan enjoys positive relations with the unionized contact centre agents, if Air Canada faces labour disturbances resulting in work stoppages or other action instigated from within the larger bargaining unit, this could have a material adverse effect on Aeroplan's business. Furthermore, if at the expiration of the applicable collective agreement, the relevant parties are unable to renegotiate the collective agreement with CAW, it could result in work stoppages and other labour disturbances which would similarly have a material adverse effect on Aeroplan's business. In addition, if the general services agreement effective January 1, 2005 between Air Canada and Aeroplan (the "GSA") is terminated by Air Canada, it could have a material adverse effect on Aeroplan's business in the event that Aeroplan is unable to hire a sufficient number of contact centre agents during the six month termination period under the GSA.

Technological Disruptions and Inability to use Third-Party Software

Aeroplan and LMG's ability to protect their data and contact centres against damage from fire, power loss, telecommunications failure and other disasters is critical. In order to provide many of their services, they must be able to store, retrieve, process and manage large databases and periodically expand and upgrade their capabilities. While Aeroplan and LMG have in place, and continue to invest in, technology security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly. Any damage to data and contact centres, any failure of telecommunication links that interrupts operations or any impairment of the ability to use licensed software could adversely affect the ability to meet Commercial Partners' and members' needs and their confidence in utilizing Aeroplan or LMG in the future.

In addition, proper implementation and operation of technology initiatives is fundamental to the ability to operate a profitable business. Aeroplan and LMG continuously invest in new technology initiatives to remain competitive, and their continued ability to invest sufficient amounts to enhance technology will affect their ability to operate successfully.

Failure to Protect Intellectual Property Rights

Third parties may infringe or misappropriate Aeroplan or LMG's trademarks or other intellectual property rights or may challenge the validity of trademarks or other intellectual property rights. The actions that are taken to protect trademarks and other proprietary rights may not be adequate. Litigation may be necessary to enforce or protect intellectual property rights, trade secrets or determine the validity and scope of the proprietary rights of others. Aeroplan and LMG cannot ensure that they will be able to prevent infringement of intellectual property rights or misappropriation of proprietary information. Any infringement or misappropriation could harm any competitive advantage Aeroplan and LMG currently derive or may derive from proprietary rights. Third parties may assert infringement claims against Aeroplan and LMG. Any such claims and any resulting litigation could result in significant liability for damages. An adverse determination in any litigation of this type could require Aeroplan or LMG to design around a third party's patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in the diversion of time and resources. Any claims from third parties may also result in limitations on the ability to use the intellectual property subject to these claims.

Interest Rate and Currency Fluctuations

The Fund may be exposed to fluctuations in interest rates under its borrowings. Increases in interest rates may have an adverse effect on the earnings. In addition, financial results are sensitive to the changing value of the Canadian dollar. In particular, Aeroplan is affected by fluctuations in the Canada/U.S. dollar exchange rate. Aeroplan incurs expenses in U.S. dollars for such items as air, car rental and hotel rewards issued to redeeming Aeroplan members, while a substantial portion of its revenues are generated in Canadian dollars. A significant deterioration of the Canadian dollar relative to the U.S. dollar would increase the costs of Aeroplan. In addition, the Fund may be unable to appropriately hedge the risks associated with fluctuations in exchange rates.

Leverage and Restrictive Covenants in Current and Future Indebtedness

The ability of the Fund, Aeroplan Trust, Aeroplan and LMG to make distributions, pay dividends or make other payments or advances will be subject to applicable laws and contractual restrictions contained in the instruments governing any indebtedness (including the credit facilities). The degree to which the Fund is leveraged could have important consequences to unitholders, including: (i) that the Fund's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; (ii) that a significant portion of cash flow from operations may be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations; (iii) that certain borrowings will be at variable rates of interest, which exposes the Fund to the risk of increased interest rates; and (iv) that the Fund may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures. These factors may increase the sensitivity of distributable cash to interest rate variations.

In addition, the Credit Facilities contain a number of financial and other restrictive covenants that require the Fund to meet certain financial ratios and financial condition tests and limit the ability to enter into certain transactions. A failure to comply with the obligations in the credit facilities could result in a default which, if not cured or waived, could result in a termination of distributions and permit acceleration of the relevant indebtedness. I f the indebtedness under the credit facilities, including any possible hedge contracts with the lenders, were to be accelerated, there can be no assurance that the assets of the Fund would be sufficient to repay in full that indebtedness.

The Fund may need to refinance its available credit facilities or other debt and there can be no assurance that it will be able to do so or be able to do so on terms as favourable as those presently in place. If the Fund is unable to refinance these credit facilities or other debt, or is only able to refinance these credit facilities or other debt on less favourable and/or more restrictive terms, this may have a material adverse effect on the Fund's financial position, which may result in a reduction or suspension of cash distributions to unitholders. In addition, the terms of any new credit facility or debt may be less favourable or more restrictive than the terms of the existing credit facilities or other debt, which may indirectly limit or negatively impact the ability of the Fund to pay cash distributions.

Restrictions on Potential Growth

The payout by the Fund of a significant portion of its operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of the Fund and its cash flow.

RISKS RELATED TO THE STRUCTURE OF THE FUND

Control of the Fund

As at December 31, 2007, ACE, directly and indirectly, owned 40,292,088 units representing, indirectly, 20.1% of the interests in the Fund.

Under the Securityholders' Agreement between the Fund and ACE, as amended on March 14, 2007, ACE has the ability to nominate a majority of the members of the Board of Directors of Aeroplan GP until its interest in the Fund falls below 20%. ACE effectively, through the representatives it could elect to appoint to the Board of Directors, has sufficient voting power to exercise control over corporate transactions submitted to the Board of Directors. The interests of ACE may conflict with those of unitholders.

Restrictions on Certain Unitholders and Liquidity of Units

The Fund's Declaration of Trust imposes various restrictions on unitholders of the Fund. Non-resident unitholders are prohibited from beneficially owning more than 49.9% of the Fund's units. These restrictions may limit (or inhibit the exercise of) the rights of certain unitholders, including non-residents of Canada and United States persons, to acquire units, to exercise their rights as unitholders and to initiate and complete take-over bids in respect of the units. As a result, these restrictions may limit the demand for units from certain investors and thereby adversely affect the liquidity and market value of the units held by the public. Management regularly monitors the level of Non-Resident ownership of the Fund through declarations obtained from market intermediaries. Given the limitations in the securities registration system and the lack of any process for real-time residency information to flow to the trustee and transfer agent, the Fund is of the view that the periodic declarations received from various market intermediaries are currently the most appropriate method of determining the residency status of its unitholders. If the level of Non-Resident ownership of the Fund approaches the 49.9% threshold, the Fund will consider implementing measures necessary to maintain its status as a mutual fund trust including the following: requiring residence declarations from unitholders, refusing to accept a subscription for units from or issue or register a transfer of units to a non-resident, imposing other limits on unit ownership by non-residents, and requiring non-resident unitholders to dispose of all or a portion of their unit holdings. As part of its strategy to maximize shareholder value, ACE has publicly stated its intent to divest of its remaining stake in the Fund. Should an important number of ACE's Fund units be ultimately held by non-residents of Canada, the risks described above would significantly increase.

Future Sales or Distributions of Units by ACE Aviation Holdings Inc.

On December 31, 2007, ACE held 20.1% of the outstanding units which can be sold or distributed by ACE subject to certain legal requirements. ACE has also been granted certain registration rights by the Fund under the Investor Liquidity Agreement. If ACE sells or distributes substantial amounts of units in the public market, the market price of the units could fall. The perception among the public that these sales or distributions will occur could also produce such effect.

Dependence on the Partnership and LMG

The Fund is an unincorporated open-ended trust which is entirely dependent on the operations and assets of the Partnership and its affiliated entities, including LMG, through the indirect ownership of 100% of the issued and outstanding units of the Partnership. Cash distributions to unitholders will be dependent on, among other things, the ability of the Trust to make cash distributions in respect of the Trust units, which, in turn, is dependent on the Partnership making cash distributions. The ability of the Partnership or the Trust to make cash distributions or other payments or advances will be subject to applicable laws and regulations and contractual restrictions contained in the instruments governing any indebtedness of those entities.

Cash Distributions Are Not Guaranteed and Will Fluctuate with the Business Performance

Although the Fund intends to distribute cash distributions received in respect of the Trust units, less expenses and amounts, if any, paid by Aeroplan in connection with the redemption of units, there can be no assurance regarding the amounts of income to be generated by the Partnership's business or ultimately distributed to the Fund. The actual amount distributed in respect of the units is not guaranteed and will depend upon numerous factors, including the Partnership's operating cash flows, profitability and its ability to sustain Adjusted EBITDA margins and the fluctuations in the Partnership's working capital and capital expenditures, all of which are susceptible to a number of risks.

If the Fund elects to convert from its current income trust structure to a corporate structure, there can be no assurance that the Fund will maintain its current distribution policy and that dividends will be paid to its shareholders in amounts equivalent to the current monthly distributions paid to Unitholders.

Nature of Fund Units

The Fund units do not represent a direct investment in the business of Aeroplan or LMG and should not be viewed by investors as direct securities thereof. As holders of Fund units, unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The units represent a fractional interest in the Fund. The Fund's primary assets are Trust Units and Trust Notes. The price per unit is a function of anticipated distributable income.

The Fund units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Liability



The Fund Declaration of Trust provides that no unitholder shall be subject to any liability whatsoever to any person in connection with a holding of units. However, in jurisdictions outside the Provinces of Ontario, Québec and Alberta, there remains a risk, which is considered by the Fund to be remote in the circumstances, that a unitholder could be held personally liable, despite such statement in the Fund Declaration of Trust, for the obligations of the Fund to the extent that claims are not satisfied out of the assets of the Fund. The affairs of the Fund are conducted to seek to minimize such risk wherever possible.

Income tax matters

On October 31, 2006, the Minister of Finance (Canada) announced a "Tax Fairness Plan" which, in part, proposed changes to the manner in which certain flow-through entities and the distributions from such entities are taxed. Bill C-52, Budget Implementation Act, 2007, which received Royal Assent on June 22, 2007, contained the SIFT Rules, which are designed to implement these proposals. Under the SIFT Rules, the Fund, as a publicly traded income trust, is considered a SIFT and will be subject to trust level taxation as of January 1, 2011 at a rate comparable to the combined federal and provincial corporate tax rate on certain types of income. In addition, the taxable distributions received by unitholders will be treated as taxable dividends from a taxable Canadian corporation.

The SIFT Rules could become effective on a date earlier than January 1, 2011 if the Fund is deemed to have undergone "undue expansion" during the period from November 1, 2006 to December 31, 2010, as described in the Normal Growth Guidelines issued by the Department of Finance (Canada) ("Finance") on December 15, 2006.

The Normal Growth Guidelines indicate that the Fund will not lose the benefit of the deferred application of the new tax regime to 2011 if the equity capital of the Fund does not grow as a result of issuances of new equity (which includes units, debt that is convertible into units, and potentially other substitutes for such equity) before 2011 by an amount that exceeds the greater of $50 million and an objective "safe harbour" amount based on a percentage of the Fund's market capitalization as of the end of trading on October 31, 2006 (measured in terms of the value of the Fund's issued and outstanding publicly traded units, not including debt, options or interests that were convertible into Units, the "October 31, 2006 Market Capitalization"). The Normal Growth Guidelines provide for a "safe harbour" amount as follows:

Time Period	Safe Harbour Amount
November 1, 2006 to December 31, 2007	40% of October 31, 2006 Market Capitalization
2008	20% of October 31, 2006 Market Capitalization
2009	20% of October 31, 2006 Market Capitalization
2010	20% of October 31, 2006 Market Capitalization

These "safe harbour" amounts are cumulative during the transition period. The Fund's October 31, 2006 Market Capitalization was approximately $792 million

Although this was likely not the intent of the SIFT Rules proposed by Finance, there can be no assurance that the SIFT Rules, as they currently read, may not be interpreted and applied in a

manner that would cause the Trust and the Partnership to be considered SIFTs. On December 20, 2007, Finance announced proposed technical amendments to the SIFT Rules to, among other things, ensure that trusts and partnerships, such as the Trust and the Partnership, that are not publicly traded and that are wholly-owned by, among other entities, SIFTs, are not considered to be SIFTs. No assurance may be given that these proposed amendments will be enacted as currently proposed or at all. If the Trust and the Partnership were considered to be SIFTs, it is assumed that they would also be considered to have been SIFTs on October 31, 2006.

On June 26, 2007, the ministère des Finances (Québec) (the "Ministère") published Information Bulletin 2007-5 confirming that Québec's tax legislation will be harmonized with the SIFT Rules but that a separate Québec tax regime relating to SIFT entities will be implemented. More specifically, the Ministère has announced that a SIFT with an establishment in Québec at any time in a taxation year will be subject to a Québec tax at a rate generally equal to the Québec tax rate relating to corporations and that a business allocation formula based on the gross income of a SIFT and the wages and salaries it pays, similar to the one used for the purposes of determining the tax payable by a corporation that has activities in Québec and outside Québec, will apply to determine the tax payable to Québec by a SIFT that has, in a taxation year, an establishment both in Québec and outside Québec. On February 26, 2008, Finance announced changes to the SIFT Rules that will among other things, result in harmonization between the SIFT rules and the separate Quebec tax regime relating to SIFT entities.

There can be no assurance that the Fund, the Trust or the Partnership will be able to retain the benefit of the deferred application of the SIFT Rules until 2011. Loss of the benefit of the deferred application of the SIFT Rules until 2011 could have a material and adverse affect on the value of the units.

The SIFT Rules may have an adverse impact on the Fund, the Trust, the Partnership and the unitholders, on the value of the units and on the ability of the Fund, the Trust and the Partnership to undertake financings and acquisitions, and, as such time as the SIFT Rules apply the Distributable Cash of the Fund may be materially reduced. The effect of the recently enacted SIFT Rules on the market for the units is uncertain.

No assurance can be given that Canadian federal and/or provincial income tax law respecting income trusts and other flow-through entities will not be further changed in a manner which adversely affects the Fund and its unitholders.

Investment Eligibility

There can be no assurance that the Fund units will continue to be qualified investments for Plans under the Income Tax Act (Canada). The Income Tax Act (Canada) imposes penalties for the acquisition or holding of non-qualified or ineligible investments by Plans.

Nature of Distributions

The after-tax return for any units owned by unitholders which are subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the Fund (portions of which may be fully or partially taxable or may be tax deferred). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to unitholders. The SIFT Rules will apply a tax on certain income earned by a SIFT trust or partnership, and treat the taxable distributions of such income received by investors in such entities as taxable dividends. The SIFT Rules do not change the tax treatment of distributions

that are in excess of the taxable income of a SIFT trust. The SIFT Rules generally do not apply to income trusts, the units of which were publicly traded as of October 31, 2006, such as the Fund, until January 1, 2011, subject to compliance with the Normal Growth Guidelines released by the Department of Finance on December 15, 2006, as may be amended from time to time.

Dilution of Existing Unitholders

The Fund Declaration of Trust authorizes the Fund to issue an unlimited number of Units for that consideration and on those terms and conditions as shall be established by the Trustees without the approval of any unitholders. The unitholders have no pre-emptive rights in connection with such further issues.

Conversion to Corporate Structure

In the context of the strategic objectives of the Fund, it may become in its best interest to convert to a corporate structure prior to January 1, 2011. Should the Fund decide to convert from its current structure to a corporate structure, there may be an adverse impact on the market price of the units resulting from the change in status.

ADDITIONAL INFORMATION

Additional information relating to the Fund and to the Partnership, including the Fund's Annual Information Form, is available on SEDAR at www.sedar.com or on Aeroplan's website at www.aeroplan.com under *About Aeroplan - Investor Relations.*

News Release

NOT FOR RELEASE OVER U.S. NEWSWIRE SERVICES OR DISSEMMINATION IN THE U.S.


aeroplan

ACE Aviation announces a secondary offering of units of Aeroplan Income Fund

Montreal, April 2, 2008 - ACE Aviation Holdings Inc. (ACE) announced today that it has entered into an agreement with a group of underwriters to sell an aggregate of 20.4 million trust units (Units) of Aeroplan Income Fund (Fund) (TSX: AER.UN) at a price of $17.50 per Unit, for gross proceeds of $357 million. The Fund will not receive any of the proceeds from this secondary offering by ACE. ACE announced that the offering is expected to close on or about April 21, 2008. Subject to the completion of the offering, ACE will retain 19,892,088 units of the Fund, representing 9.9% of the 199,968,791 Units issued and outstanding.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions. Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events, general uncertainties of the business and matters that are not within the control of Aeroplan. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. The forward-looking statements contained herein represent Aeroplan's expectations as of the date they are made and are subject to change after such date. However, Aeroplan disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

-30-

About Aeroplan Income Fund

Aeroplan Income Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario. Aeroplan Income Fund is the owner of Aeroplan Limited Partnership, Canada's premier loyalty marketing company and operator of the Aeroplan loyalty program and Loyalty Management Group Limited, operator of Nectar, the United Kingdom's leading coalition loyalty program.

For more information about Aeroplan, please visit www.aeroplan.com.

.../2

About Aeroplan

Aeroplan Limited Partnership, Canada's premier loyalty marketing company and operator of the Aeroplan loyalty program, is dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership. Aeroplan's millions of members earn Aeroplan Miles with its growing network of 70 world-class partners, representing more than 150 brands in the financial, retail, and travel sectors.

In 2007 alone, approximately 2 million rewards were issued to members - an average of 5,500 per day, or one reward every 16 seconds. Over 1.5 million round-trip flights were issued in 2007. Members can redeem miles for Aeroplan's industry-leading ClassicFlight Rewards, ClassicPlus Flight Rewards, and global Star Alliance Flight Rewards, which offer travel to approximately 965 destinations worldwide. More than 400,000 non-flight rewards were issued in 2007. Members have access to 600 exciting specialty, merchandise, and experiential rewards, as well as hotel and car rental rewards.

For more information about Aeroplan, please visit www.aeroplan.com.

About LMG

LMG is based in the United Kingdom and develops, owns and manages large retail-based customer reward programs and provides customer data driven marketing services to retailers, CPGs and service providers worldwide. The group owns and operates the Nectar brand, the United Kingdom's leading coalition loyalty program. It also majority owns the Air Miles programme in the Middle East as well as owning the Air Miles trademark around the world. It employs approximately 190 staff at its HQ in London.

For more information about LMG, please visit www.loyalty.co.uk.

For more information, please contact:

Media
Michèle Meier
514-205-7028
michele.meier@aeroplan.com

Analysts
Trish Moran
416-352-3728
trish.moran@aeroplan.com

News Release




LMG

AEROPLAN'S WHOLLY-OWNED SUBSIDIARY LMG CONTINUES VAT APPEAL

Montreal, Canada/London, UK – April 03, 2008 – Aeroplan Income Fund's (Aeroplan) (TSX: AER.UN) wholly-owned subsidiary, Loyalty Management Group Limited (LMG), owner and operator of Nectar, today announced that HM Revenue & Customs' (HMRC) application for leave to appeal the decision in relation to the VAT treatment of Nectar to the House of Lords has been granted and the case has been referred to the European Court of Justice. The case will be heard at a future date to be set. LMG will continue to argue this case. Aeroplan remains confident that this case will be resolved to the company's satisfaction.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions. Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events, general uncertainties of the business and matters that are not within the control of Aeroplan. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. The forward-looking statements contained herein represent Aeroplan's expectations as of the date they are made and are subject to change after such date. However, Aeroplan disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

-30-

About Aeroplan Income Fund

Aeroplan Income Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario. Aeroplan Income Fund is the owner of Aeroplan Limited Partnership, Canada's premier loyalty marketing company and operator of the Aeroplan loyalty program and Loyalty Management Group Limited, operator of Nectar, the United Kingdom's leading coalition loyalty program.

For more information about Aeroplan, please visit www.aeroplan.com

About LMG

LMG is based in the United Kingdom and develops, owns and manages large retail-based coalition loyalty programs and provides customer data driven marketing services to retailers, CPGs and service providers worldwide. The group owns and operates the Nectar brand, the United Kingdom's leading coalition loyalty program. It also majority owns the Air Miles programme in the Middle East as well as owning the Air Miles trademark around the world. It employs approximately 190 staff at its HQ in London.

For more information about LMG, please visit www.loyalty.co.uk.

About Nectar

Nectar is the UK's leading coalition loyalty program with multiple partners representing grocery, fuel, energy, entertainment and credit card sectors. 50% of UK households participate in the program and 19 Nectar cards are swiped every second of every day. Nectar has given back over £1 billion worth of rewards to its collectors since its launch in September 2002.

For more information:

Media

LMG	Megan Ratcliffe	+44 020 7152 4881	m.ratcliffe@loyalty.co.uk
	Rowena Denham	+44 020 7544 3014	rowena.denham@fishburn-hedges.co.uk
Aeroplan	Michèle Meier	+1 514 205 7028	michele.meier@aeroplan.com

Analysts

Aeroplan	Trish Moran	+ 1 416 352 3728	trish.moran@aeroplan.com

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. These securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any U.S. state securities laws and may not be offered, sold or delivered within the United States except in compliance with an exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. Accordingly, the securities will only be offered and sold within the United States pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder. See "Plan of Distribution".

***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Aeroplan Income Fund, at 5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2, telephone: 514 205-7315, and are also available electronically at www.sedar.com.*

PRELIMINARY SHORT FORM PROSPECTUS

<u>Secondary Offering</u> April 8, 2008


aeroplan
MC
TM

AEROPLAN INCOME FUND

$357,000,000

20,400,000 UNITS

This short form prospectus qualifies the distribution by ACE Aviation Holdings Inc. ("ACE" or the "Selling Unitholder") of 20,400,000 units (the "Offered Units") of Aeroplan Income Fund (the "Fund") at a price of $17.50 per Offered Unit (the "Offering"). The Fund and Aeroplan (as is hereinafter defined) will not receive any proceeds pursuant to this Offering. See "Plan of Distribution". The Fund is an unincorporated open-ended trust established under the laws of the Province of Ontario and indirectly holds 100% of the outstanding limited partnership units of Aeroplan Limited Partnership ("Aeroplan"). ACE currently holds 20.1% of the issued and outstanding units of the Fund (the "Units"). After giving effect to the Offering, ACE will hold 9.9% of the issued and outstanding Units. See "Selling Unitholder" and "Plan of Distribution". The head office of the Fund is located at 5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada H4A 3T2.

The outstanding Units are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "AER.UN". On April 2, 2008, the last trading day before the announcement of the Offering, the closing price of the Units on the TSX was $18.00 per Unit.

RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., TD Securities Inc., National Bank Financial Inc., Scotia Capital Inc., Canaccord Capital Corporation, Raymond James Ltd., Blackmont Capital Inc., Desjardins Securities Inc., Dundee Securities Corporation and Research Capital Corporation (collectively, the "Underwriters") have agreed to purchase the Offered Units from ACE subject to the terms and conditions set forth in an underwriting agreement dated April 8, 2008 among ACE, the Fund, Aeroplan Trust (the "Trust"), Aeroplan, Aeroplan Holding GP Inc. ("Aeroplan GP") and the Underwriters (the "Underwriting Agreement") referred to under "Plan of Distribution". The price at which the Units are being offered hereunder was determined by negotiation between ACE and the Underwriters with reference to the market price of the Units. Subject to applicable laws and in connection with this Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Offered Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

	Price: $17.50 per Unit		
	Price to the Public [(1)]	Underwriters' Fee[(2)]	Net proceeds to ACE[(1)(2)]
Per Offered Unit	$17.50	$0.70	$16.80
Total	$357,000,000	$14,280,000	$342,720,000

(1) Before deducting the expenses of the Offering of approximately $400,000 (excluding the Underwriters' fee), which will be paid by Aeroplan in accordance with the terms of the Investor Liquidity Agreement (as is hereinafter defined).

(2) The Underwriters' fees will be paid by ACE.

The Underwriters, as principals, conditionally offer the Offered Units, subject to prior sale, if, as and when sold and delivered by ACE to, and accepted by, the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters on behalf of ACE and the Fund by Stikeman Elliott LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. The Offering will be conducted under the book-based system. Upon a purchase of any Offered Units, the owner will receive only the customary confirmation from the registered dealer from or through whom the Offered Units are purchased and who is a participant in the depository service of CDS Clearing and Depository Services Inc. ("CDS"). CDS will record the CDS participants ("CDS Participants") who hold the Offered Units on behalf of owners who have purchased or transferred the Offered Units in accordance with the book-based system. Closing of the Offering is expected to occur on or about April 21, 2008 ("Closing"), or such later date as ACE, the Fund and the Underwriters may agree, but in any event no later than April 30, 2008.

RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., TD Securities Inc., National Bank Financial Inc., Scotia Capital Inc. and Desjardins Securities Inc. are subsidiaries or affiliates of lenders that have made credit facilities available to Aeroplan. RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc. and TD Securities Inc. are subsidiaries or affiliates of lenders that have made credit facilities available to Air Canada, a subsidiary of ACE. Accordingly, under applicable securities laws, each of the Fund and ACE may be considered a "connected issuer" of such Underwriters. See "Plan of Distribution".

All monetary amounts used herein are in Canadian dollars, unless otherwise indicated.

A return on a unitholder's (a "Unitholder") investment in Units is not comparable to the return on an investment in a fixed-income security. The recovery of a Unitholder's initial investment is at risk, and the anticipated return on a Unitholder's investment is based on many performance assumptions. Although the Fund intends to make distributions of its available cash to its Unitholders, these cash distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors including Aeroplan's operating cash flows, profitability, fluctuations in its working capital, its obligations under applicable credit facilities, sustainability of its margins and capital expenditures. In addition, the market value of the Units may decline if the Fund is unable to meet its cash distribution targets in the future, and that decline may be significant. See "Risk Factors" and "Recent Developments – Potential Reorganization to a Corporate Structure".

It is important for Unitholders to consider the particular risk factors that may affect the loyalty marketing industry in which Aeroplan operates, and therefore the stability of the distributions that they receive. See "Risk Factors".

For Canadian federal income tax purposes, the after-tax return from an investment in Units to Unitholders of the Fund will depend, in part, on the composition for tax purposes of distributions paid by the Fund (portions of which may be fully or partially taxable or may be tax-deferred). That composition may change over time, thus affecting a Unitholder's

after-tax return. Income distributions are generally taxed as ordinary income in the hands of a Canadian-resident Unitholder. Amounts in excess of the income of the Fund that are paid to a Canadian-resident Unitholder are generally tax-deferred (and reduce the Unitholder's cost base in the Units for tax purposes). See "Certain Canadian Federal Income Tax Considerations".

On June 22, 2007, Bill C-52 an Act to implement certain provisions of the budget tabled in Parliament on March 19, 2007 received royal assent. Bill C-52 included legislative provisions previously released on December 21, 2006, providing for a tax on certain income earned by "specified investment flow-through" ("SIFT") trusts or partnerships, as well as generally taxing the taxable distributions received by investors from such entities as taxable dividends (the "SIFT Rules"). The SIFT Rules do not apply to an income trust, the units of which were publicly listed as of October 31, 2006, until 2011, subject to compliance with the Normal Growth Guidelines, as discussed further herein. See "Certain Canadian Federal Income Tax Considerations — SIFT Rules" and "Risk Factors — Risks Related to the Structure of the Fund — Income Tax Matters".

The Fund has retained financial advisors and is currently conducting an in-depth analysis with respect to a potential reorganization of the Fund's income trust structure to a corporate structure. See "Recent Developments — Foreign Ownership Limitations" and "Recent Developments — Potential Reorganization to a Corporate Structure".

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Fund, at 5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2, telephone: 514 205-7315 and are also available electronically at www.sedar.com.

The following documents of the Fund, filed by the Fund with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) Annual Information Form of the Fund dated March 28, 2008 (the "Annual Information Form");

(b) Restated Audited Consolidated Financial Statements of the Fund for the years ended December 31, 2007 and 2006, together with the notes thereto and the auditors' report thereon;

(c) Restated Management's Discussion and Analysis of the financial condition and results of operations of the Fund for the years ended December 31, 2007 and 2006 (the "Management's Discussion and Analysis"); and

(d) Management Information Circular of the Fund dated February 15, 2007 in connection with the annual meeting of Unitholders of the Fund held on March 27, 2007.

Any documents of the type referred to above as well as any business acquisition reports and any material change reports (excluding confidential material change reports) subsequently filed by the Fund with securities regulatory authorities in Canada, after the date of this short form prospectus and prior to the completion or withdrawal of the Offering hereunder, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The

modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded.

ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott LLP, counsel to the Fund and ACE, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, provided that, on the date of issue, the Fund is a mutual fund trust under the *Income Tax Act* (Canada) (the "Tax Act"), the Offered Units will be, on that date, qualified investments under the Tax Act for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds, deferred profit sharing plans, registered education savings plans and registered disability savings plans (the "Plans").

NON-GAAP MEASURES

The terms "Adjusted EBITDA", "Distributable Cash" and "Standardized Distributable Cash" (collectively, the "Non-GAAP Measures") are financial measures used in this short form prospectus or the documents incorporated by reference in this short form prospectus that are not recognized by Canadian generally accepted accounting principles ("GAAP"). "Adjusted EBITDA", "Distributable Cash" and "Standardized Distributable Cash", as used in this short form prospectus or in the documents incorporated by reference in this short form prospectus, may not be comparable to similar measures presented by other issuers.

Since Aeroplan completed the acquisition of Loyalty Management Group Limited ("LMG") on December 20, 2007, the results of LMG for the 11 days ended December 31, 2007 have not been included in the Fund's statement of earnings, as they are not material. As a result, Adjusted EBITDA, Distributable Cash, Standardized Distributable Cash, Change in deferred revenue, Gross Billings and Change in Future Redemption Costs used in the calculation of Adjusted EBITDA, Distributable Cash and Standardized Distributable Cash, as applicable and included in the Management's Discussion and Analysis incorporated by reference in this short form prospectus, refer only to the results of Aeroplan and exclude any results related to LMG for the year ended December 31, 2007.

Earnings before interest, taxes, depreciation and amortization adjusted for certain factors particular to Aeroplan's business, such as changes in deferred revenue and Future Redemption Costs ("Adjusted EBITDA"), is used by the management of Aeroplan (the "Management") to evaluate performance, to measure compliance with debt covenants and to make decisions relating to distributions to Unitholders. Management believes that Adjusted EBITDA assists investors in comparing the performance of the Fund on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods and non-operating factors such as historical cost.

Change in deferred revenue is calculated as the difference between Gross Billings less Aeroplan Miles (as is hereinafter defined) issued since January 1, 2002 and Nectar Points (as is hereinafter defined) revenue recognized as a result of reward redemption activity and recognition of Breakage (as is hereinafter defined). "Gross Billings" means gross proceeds from the sale of Aeroplan Miles or the currency (the "Nectar Points") accumulated by members under the loyalty marketing program (the "Nectar Program") owned and operated by LMG, as applicable.

Adjusted EBITDA is not a measurement based on GAAP and is not considered an alternative to operating income or net income determined in accordance with GAAP as an indicator of the Fund's performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows because it does not account for the impact of working capital growth, capital expenditures, debt repayments and other sources and uses of cash, which are disclosed in the statements of cash flows.

"Future Redemption Costs" means the total estimated liability of the future cost of rewards in respect of the miles (the "Aeroplan Miles") accumulated by members of Aeroplan under the loyalty marketing program operated by

Aeroplan (the "Aeroplan Program") since January 1, 2002 and the Nectar Points which have been sold and remain outstanding, net of Breakage, and valued at the latest available Average Cost of Rewards per Mile experienced during the most recent quarter (for interim periods) or fiscal year (for annual reporting purposes). "Average Cost of Rewards per Mile" means, for any reporting period, the cost of rewards for the period divided by the number of Aeroplan Miles and Nectar Points redeemed for rewards during the period.

As a result, Future Redemption Costs and the change in Future Redemption Costs must be calculated at the end of any given period and for that period. The simple addition of sequential inter-period changes to arrive at a cumulative change for a particular period may result in inaccurate results depending on the fluctuation in the Average Cost of Rewards per Mile redeemed for the period in question.

"Distributable Cash" for a given period will consist, in general, of Aeroplan's Adjusted EBITDA for the particular period less any estimated cash amounts required for debt service obligations of Aeroplan, if any, other expense obligations, maintenance capital expenditures, taxes, reserves (including amounts on account of the Aeroplan Miles redemption reserve and reserves intended to stabilize distributions to Unitholders), and such other amounts as may be considered appropriate by Aeroplan GP. "Distributable Cash" is a Non-GAAP Measure generally used by Canadian open-ended trusts as an indicator of financial performance. It should not be seen as a measurement of liquidity or a substitute for comparable metrics prepared in accordance with GAAP. The Fund's method of calculating distributable cash may differ from similar calculations as reported by other entities and, accordingly, may not be comparable to distributable cash as reported by such entities

"Standardized Distributable Cash" is a non-GAAP measure recommended by the Canadian Institute of Chartered Accountants in order to provide a consistent and comparable measurement of distributable cash across entities. "Standardized Distributable Cash" is defined as cash flows from operating activities, as reported in accordance with GAAP, less adjustments for: (a) total capital expenditures as reported in accordance with GAAP; and (b) restrictions on distributions arising from compliance with financial covenants restrictive at the date of the calculation of Standardized Distributable Cash.

Investors are cautioned that the Non-GAAP Measures are not alternatives to measures under GAAP and should not, on their own, be construed as an indicator of performance or cash flows or a measure of liquidity of Aeroplan. These Non-GAAP Measures should only be used in conjunction with the financial statements incorporated by reference in this short form prospectus.

For a reconciliation of Adjusted EBITDA to operating income and a reconciliation of Distributable Cash to cash flows from operations, see "Selected Annual Information and Reconciliation of Adjusted EBITDA and Distributable Cash" in the Management's Discussion and Analysis which is incorporated by reference in this short form prospectus.

FORWARD-LOOKING STATEMENTS

This short form prospectus includes forward-looking statements within the meaning of applicable securities laws. These statements relate to analyses and other information that are based on forecasts of future results or events and estimates of amounts not yet determinable. These statements may involve, but are not limited to, comments relating to strategies, expectations, planned operations or future actions.

These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business and its corporate structure. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, dependency on top three partners that purchase loyalty marketing services, including Aeroplan Miles and Nectar Points (the "Accumulation Partners)", Air Canada or travel industry disruptions, reduction in activity, usage and

accumulation of Aeroplan Miles or Nectar Points, retail market or economic downturn, greater than expected redemptions for rewards, industry competition, supply and capacity costs, unfunded Future Redemption Costs, changes to the Aeroplan and Nectar Programs, seasonal nature of the business, regulatory matters, VAT appeal, appointment rights of ACE, foreign ownership limitations and impact on mutual fund trust status and value and liquidity of Units, future sales or distributions of Units by ACE, income tax matters, SIFT Rules (as hereinafter defined), conversion to corporate structure as well as the other factors identified throughout this short form prospectus or in the documents incorporated by reference herein. The forward-looking statements contained herein represent Management's expectations as of the date of this short form prospectus, and are subject to change after such date. However, each of the Fund and Aeroplan disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws. See "Risk Factors".

DESCRIPTION OF THE FUND

The Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario by a declaration of trust dated May 12, 2005 and amended by an amended and restated declaration of trust dated June 21, 2005 (the "Fund Declaration of Trust").

The principal and head office of the Fund is located at 5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2.

The following chart illustrates the structure of the Fund as at April 8, 2008 (including jurisdiction of establishment or incorporation of the various entities) after giving effect to the Offering. For simplification purposes, this chart omits certain wholly-owned holding companies.



Public
ACE Aviation Holdings Inc.
(Canada)
90.1%
9.9%
Aeroplan
Income Fund
(Ontario)
100%
Aeroplan Trust
(Ontario)
100.0%
Aeroplan Holding
GP Inc.
(Canada)
0 0000005%
99.9999995%
Aeroplan Limited Partnership
(Québec)
100%
Loyalty Management Group
Limited(1)
(UK)

(1) This diagram includes the consolidated group at the LMG level.

BUSINESS OF THE FUND

The Fund is entirely dependent upon the operations and financial condition of its subsidiaries, including Aeroplan and LMG.

Business of Aeroplan

Aeroplan is Canada's premier loyalty marketing company. Aeroplan provides its Accumulation Partners with loyalty marketing services to attract and retain customers and to stimulate demand for these partners' products and services. Aeroplan's objective is to offer (i) its Accumulation Partners superior value relative to other marketing alternatives through access to Aeroplan's member base, and (ii) the design and execution of marketing programs aimed at increasing revenue, market share and customer loyalty.

The Aeroplan Program is one of Canada's longest standing loyalty programs. It was founded in 1984 by Air Canada, Canada's largest domestic and full-service international airline, to manage the airline's frequent flyer program. Aeroplan benefits from its unique strategic relationship with Air Canada in addition to its contractual arrangements with leading Accumulation Partners and Redemption Partners (as is hereinafter defined) (the "Commercial Partners") including AMEX, CIBC, Home Hardware, Imperial Oil (Esso), Star Alliance® member airlines and numerous hotel chains and car rental companies.

Aeroplan offers its over four million active members the ability to accumulate Aeroplan Miles throughout its Accumulation Partner network through purchases of products and services. Aeroplan sells loyalty marketing services, including Aeroplan Miles, to its extensive network of Accumulation Partners, representing brands in credit and charge card, airline, and other industries. Today, credit and charge card partners generate the majority of Aeroplan's Gross Billings. Once members have accumulated a sufficient number of Aeroplan Miles, they can redeem through Aeroplan such Aeroplan Miles for air travel and other attractive rewards offered by certain Redemption Partners to Aeroplan members. "Redemption Partners" means partners that offer air travel and other rewards to members upon redemption of their Aeroplan Miles or Nectar Points.

Business of LMG

LMG is primarily engaged in the operation of multi-partner coalition loyalty programs and the provision of related analytical services to retailers and their suppliers. LMG currently operates in the following principal areas: (i) the Nectar Program; (ii) Insight & Communication; and (iii) Rewards Management Middle East Limited ("RMMEL"). LMG also owns the worldwide rights, trademarks and other intellectual property of the Air Miles brand and receives royalty income from these assets.

The Nectar Program is the United Kingdom's leading coalition loyalty program. It was launched in September 2002 and enables its over 10 million active members to earn Nectar Points for making everyday household purchases at leading retailers and service providers. Current Accumulation Partners include household names such as American Express, BP, EDF Energy, Ford and Sainsbury's. Members can then redeem Nectar Points with Redemption Partners for rewards ranging from merchandise and shopping discounts to flights and admissions to leisure attractions.

The Insight & Communication business was established in 2007 to provide analytical services to retailers and their suppliers. The business combines customer data, usually, but not exclusively, generated through a loyalty card program, and electronic point of sale data generated when specific goods and services are purchased including their price, location and time of purchase. This data is then analysed and the insight generated used to enhance decision making in the pricing, ranging, assortment, supply and promotion of products for resale by large retail companies.

RMMEL manages loyalty programs under the Air Miles Shopping Rewards Trademark. RMMEL operates in Middle Eastern markets, principally the United Arab Emirates, Bahrain and Qatar. On January 17, 2008 LMG increased its interest in RMMEL from the 20% held as at December 31, 2007 to 60%.

RECENT DEVELOPMENTS

Foreign Ownership Limitations

In order for the Fund to maintain its status as a mutual fund trust under the *Income Tax Act* (Canada) (the "Tax Act"), the Fund must not be established or maintained primarily for the benefit of non-residents of Canada ("Non-Residents") within the meaning of the Tax Act. Accordingly, for as long as is required by the Tax Act to meet such test, the Fund Declaration of Trust provides that at no time may Non-Residents be the beneficial owners of more than 49.9% of the Units.

The trustees of the Fund (the "Trustees") may take such actions as are required to ensure that the Non-Resident ownership limitation is not contravened, including the following: (i) requiring residency declarations from Unitholders, (ii) refusing to accept a subscription for Units from or issue or register a transfer of Units to a Non-Resident, (iii) imposing other limits on Unit ownership by Non-Residents and (iv) requiring Non-Resident Unitholders to dispose of all or a portion of their Unit holdings. In any situation where it is unclear whether Units are held for the benefit of Non-Resident beneficial unitholders, the Trustees may exercise their discretion in determining whether such Units are or are not so held. See "Description of the Fund – Limitation on Non-Resident Ownership" in the Annual Information Form which is incorporated by reference in this prospectus for further details relating to the measures that could be implemented by the Trustees.

These restrictions may limit (or inhibit the exercise of) the rights of Non-Residents to acquire Units, to exercise their rights as Unitholders and to initiate and complete take-over bids in respect of the Units. As a result, these restrictions may limit the demand for Units from certain investors and thereby adversely affect the liquidity and market value of the Units held by the public.

Management regularly monitors the level of Non-Resident ownership of the Fund through declarations obtained from market intermediaries. Given the limitations in the securities registration system and the lack of any process for real-time residency information to flow to the transfer agent of the Fund, the Fund is of the view that the periodic declarations received from various market intermediaries are currently the most appropriate method of determining the residency status of its Unitholders. Since the initial public offering of the Fund (the "Initial Public Offering"), the number of Units held by Non-Residents has grown significantly to levels which may eventually jeopardize the Fund's compliance with Non-Resident ownership limitations. Based on information obtained from market intermediaries, the Fund estimates that as of December 31, 2007, approximately 43% of its outstanding Units were held by Non-Residents.

ACE, a resident of Canada for the purposes of the Tax Act (a "Resident"), currently owns 20.1% of the issued and outstanding Units. Pursuant to the Offering, 20.4 million Units held by ACE (representing 10.2% of the issued and outstanding Units) will be offered and sold by the Underwriters to the public. The Underwriters have agreed in the Underwriting Agreement that a maximum of 4.4 million Units will be offered and sold by the Underwriters to purchasers, whether beneficially or of record, that are Non-Residents, which will increase the level of Non-Resident ownership in the Fund. While at least 16 million Units will be offered and sold in the Offering by the Underwriters to purchasers, whether beneficially or of record, that are Residents, such purchasers may subsequently transfer such Units to Non-Residents, which would further increase the level of Non-Resident ownership in the Fund. To the extent that the demand for Units in the market is from Non-Residents, a significant portion of the Units sold in the Offering to purchasers that are Residents could eventually be acquired by Non-Residents. The Offering therefore increases the risk that the measures described above would have to be implemented by the Trustees. In the absence of such measures, the Fund may no longer comply with non-resident ownership limitations and lose its status as a mutual fund trust should Non-Residents become the beneficial owners of more than 49.9% of the Units. There can be no assurance that any measure described above and implemented by the Trustees would prevent the Fund from losing its mutual fund trust status.

Should the Fund lose its status as a mutual fund trust, it would have negative consequences for the Fund and Unitholders, including:

- the imposition of entity level taxation at a rate of 36% starting at the beginning of the fiscal year in which the Fund is deemed to have lost its mutual fund trust status;

- the Units ceasing to be "qualified investments" for RRSPs and other deferred plans and, consequently, the deferred plans becoming subject to tax on all income emanating from the ownership or disposition of the Units and either (i) the plans becoming subject to a 1% monthly tax on the value of the Units until they are disposed of, or (ii) if the plans acquire the Units after the loss of status, the beneficiaries of the plans being required to include in their income the value of the Units;

- the Units becoming "taxable Canadian property" and, consequently, Non-Resident Unitholders being taxable upon the sale of their Units unless the gain was exempted from tax under the terms of an applicable income tax treaty; and

- Non-Resident Unitholders being required to obtain clearance certificates under section 116 of the Tax Act in connection with any sale of Units and purchasers of Units being potentially liable for taxes if they acquired the Units from Non-Resident Unitholders without effecting applicable withholding and remittance to the Canada Revenue Agency.

Given the risk that the level of Non-Resident ownership in the Fund may ultimately reach or exceed 49.9% as a result of additional Units being purchased on the public markets or otherwise by Non-Residents, and in order to ensure that the Fund's capital structure is efficient and that Unitholder value is being maximized, the Fund announced on March 4, 2008 that it would retain financial advisors to conduct an in-depth analysis with respect to a potential reorganization of the Fund's income trust structure to a corporate structure. Following this announcement, the Fund has retained RBC Dominion Securities Inc. and TD Securities Inc. as financial advisors and is currently conducting its analysis. Although no final decision has been made at this time, the review may lead to a recommendation in the near future that Unitholders approve a conversion to a corporation. See "Recent Developments – Potential Reorganization to a Corporate Structure".

Should the Fund proceed with a conversion to a corporation, the Non-Resident ownership limitations described above would no longer apply.

Potential Reorganization to a Corporate Structure

Given the risk that the level of Non-Resident ownership in the Fund may ultimately reach or exceed 49.9% as a result of additional Units being purchased on the public markets or otherwise by Non-Residents, and in order to ensure that the Fund's capital structure is efficient and that Unitholder value is being maximized, the Fund has retained RBC Dominion Securities Inc. and TD Securities Inc. as financial advisors and is currently conducting an in-depth analysis with respect to a potential reorganization of the Fund's income trust structure to a corporate structure. Although no final decision has been made at this time, the review may lead to a recommendation in the near future that Unitholders approve a conversion to a corporation.

If such a recommendation were to be approved and implemented, the Fund's income trust structure would be reorganized into a corporation and the Unitholders would become shareholders of that corporation which would own all of the Units of the Fund. Each Unitholder would exchange its Units for shares of the successor corporation. It is expected that the reorganization would be made on a tax-free rollover basis, subject to the filing of any required tax elections. The reorganization would be subject to approval of the Unitholders and to such other approvals as may be required, including regulatory, stock exchange and court approvals.

In connection with the reorganization, the current distribution policies of the Fund, the Trust and Aeroplan described under "Distributions" in the Annual Information Form incorporated by reference in this short form prospectus would be replaced by the dividend policy of the successor corporation. This new dividend policy of the successor corporation would most likely result in a decrease in the cash amount distributed compared with the current distributions of the Fund.

The reorganization would result in the conversion of the Fund into an entity that would be subject to Canadian federal and provincial income tax.

VAT Appeal

LMG has been in litigation with Her Majesty's Revenue & Customs ("HMRC") since 2003 relating to the Value Added Tax ("VAT") treatment of the Nectar Program as it applies to the deductibility of input tax credits in the remittance of VAT owed, and has paid an assessed amount of £13.8 million.

LMG appealed to the VAT and Duties Tribunal and won. HMRC then appealed to the High Court which found in favour of HMRC. LMG, in turn, appealed to the Court of Appeal, who issued a judgement in favour of LMG on October 5, 2007 requiring the refund of the assessed amount and confirming LMG's eligibility to deduct input tax credits in the future. As a result of this event, an amount receivable of £13.8 million (approximately $27.1 million) was recorded in the accounts at December 31, 2007, and subsequently collected in January 2008.

HMRC sought leave to appeal the Court of Appeal's decision to the House of Lords. The hearing on whether to grant leave to appeal was held on April 3, 2008. The House of Lords granted the leave to appeal and the case has been referred to the European Court of Justice. The case will be heard at a future date to be set. Until the outcome is known, it is unclear whether LMG will have to repay amounts awarded under the October 5, 2007 judgment, as well as any VAT recovered as a deduction in calculating input tax credits until such time as a decision is rendered, together with interest thereon.

At this time, the outcome of this contingency is not determinable and no provision for a liability has been included in the financial statements. An unfavourable judgment would impact LMG's profitability and accordingly the value of the LMG business. LMG will continue to argue this case. The Fund remains confident that this case will be resolved to its satisfaction.

Securityholders' Agreement with ACE

Under a securityholders' agreement entered into on June 29, 2005 by the Fund, the Trust, Aeroplan, Aeroplan GP and ACE, as amended on March 14, 2007 (the "Securityholders' Agreement"), ACE has the right to nominate a majority of the members of the board of directors of Aeroplan GP until its interest in the Fund falls below 20%. ACE currently owns 40,292,088 Units representing 20.1% of issued and outstanding units of the Fund. Immediately following the Closing of the Offering, ACE will hold 19,892,088 Units representing 9.9% of the issued and outstanding Units and will no longer have the right to nominate a majority of the members of the board of directors of Aeroplan GP.

The Securityholders' Agreement however provides that ACE retains the ability to nominate two members of the board of directors of Aeroplan GP for as long as one of its subsidiaries is a party to the amended and restated commercial participation and services agreement dated June 9, 2004 between Air Canada and Aeroplan, as amended (the "CPSA"). Aeroplan GP has not received notice from ACE that it wishes to exercise its entitlement under the Securityholders' Agreement to nominate members of the board of directors of Aeroplan GP. See "Management, Trustees and Directors – Governance of Aeroplan GP" in the Annual Information Form incorporated by reference in this short form prospectus for further information with respect to ACE's appointment rights and the current composition of the board of directors of Aeroplan GP.

DESCRIPTION OF UNITS

An unlimited number of Units may be issued pursuant to the Fund Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains (other than net realized capital gains allocated and distributed to redeeming Unitholders) or other amounts, and in the net assets of the Fund in the event of termination or winding-up of the Fund.

All Units are of the same class with equal rights and privileges, are not subject to future calls or assessments, and entitle the holders thereof to one vote for each whole Unit held at all meetings of Unitholders. Except as set out

under "Description of the Fund — Redemption at the Option of Unitholders" in the Annual Information Form, which is incorporated by reference in this short form prospectus, the Units have no conversion, retraction, redemption or pre-emptive rights.

The Fund Declaration of Trust contains provisions that allow it to be amended or altered from time to time by the trustees of the Fund with the consent of the Unitholders by a special resolution of the holders of not less than 66 2/3% of the Units. See "Description of the Fund — Amendments to the Fund Declaration of Trust" in the Annual Information Form, which is incorporated by reference in this short form prospectus.

The current distribution policies of the Fund, the Trust and Aeroplan are described under "Distributions" in the Annual Information Form incorporated by reference in this short form prospectus.

PRIOR SALES

On October 22, 2007, ACE completed the sale by way of secondary offering of 22,000,000 Units at a price of $21.90 per Unit.

On December 20, 2007, in connection with the acquisition of LMG, and as partial consideration to certain management shareholders of LMG, the Fund issued 288,937 Units with a total value of $6.4 million.

TRADING PRICE AND VOLUME

The Units are listed for trading on the TSX under the symbol "AER.UN". The following table shows the monthly range of high and low prices per Unit, the total monthly volumes, and the average daily volumes of Units traded on the TSX for each month from April 2007 to the period that commences on April 1, 2008 and terminates on April 7, 2008.

Month	Price per Unit ($) Monthly High	Price per Unit ($) Monthly Low	Units Total Monthly Volume	Units Average Daily Volume
April 2007	20.80	19.36	12,522,036	626,102
May 2007	21.91	19.51	20,532,726	933,306
June 2007	21.23	20.25	20,259,272	964,727
July 2007	22.70	20.29	8,223,545	391,597
August 2007	21.60	19.95	14,540,098	660,914
September 2007	22.25	20.51	6,624,995	348,684
October 2007	23.75	22.25	24,120,563	1,096,389
November 2007	23.00	21.25	14,393,907	654,269
December 2007	23.70	21.95	8,465,571	445,556
January 2008	24.40	18.85	21,988,073	999,458
February 2008	21.07	18.97	8,741,058	437,053
March 2008	19.85	14.84	28,061,905	1,403,095
April 1, 2008 to April 7, 2008	18.00	17.54	12,005,833	2,401,167

CONSOLIDATED CAPITALIZATION OF THE FUND

There have been no material changes in the Fund's unit or loan capital on a consolidated basis since December 31, 2007. There are an aggregate of 199,968,791 Units of the Fund issued and outstanding as of the date hereof. Immediately following the completion of the Offering, ACE will hold 19,892,088 Units representing a 9.9% interest in the Fund and the Fund will continue to own a 100% indirect interest in Aeroplan.

The table below sets out the consolidated capitalization of the Fund as at December 31, 2007. The historical amounts are derived from the audited consolidated balance sheet of the Fund as at December 31, 2007.

Aeroplan Income Fund	**AS AT DECEMBER 31, 2007**
	(000'S)[1]
Cash and cash equivalents	$456,004
Short-term investments	$123,361
Long-term debt	$734,686
Unitholders' Capital	$3,248,075
Retained earnings (deficit)	$(206,592)
Contributed surplus	$9,582
Accumulated other comprehensive income	$Nil
Total Unitholders' Equity	$3,051,065
Number of Units	199,968,791

(1) Except for "Number of Units".

USE OF PROCEEDS

The net proceeds from the sale of the Offered Units to be received by ACE under this short form prospectus are estimated to be $342,720,000 after deduction of the Underwriters' fee of $14,280,000. The Fund and Aeroplan will not receive any proceeds pursuant to this Offering. In accordance with the investor liquidity agreement entered into by the Fund, the Trust, Aeroplan, Aeroplan GP and ACE on June 29, 2005 in connection with the Initial Public Offering (the "Investor Liquidity Agreement"), Aeroplan will pay the expenses of the Offering (excluding Underwriters' fees) estimated to be $400,000.

SELLING UNITHOLDER

The Selling Unitholder under this Offering is ACE. Following the closing of the Initial Public Offering on June 29, 2005 and the exercise of the option granted by the Fund to underwriters to purchase up to 3,750,000 additional units for a period of 30 days from the closing of the Initial Public Offering, ACE owned a 85.6% indirect interest in the Fund through its holding of an 85.6% limited partnership interest in Aeroplan. The limited partnership units were exchangeable at the option of ACE into an equal number of Units of the Fund in accordance with the Investor Liquidity Agreement. Following multiple exercises of such exchange rights and distributions of Units to its shareholders, together with a secondary offering of Units in October 2007, ACE currently holds 20.1% of the issued and outstanding Units of the Fund. Pursuant to this Offering, 20,400,000 Offered Units are distributed for the account of ACE.

The following table sets out information concerning ACE's ownership of Units of the Fund as of the close of business on April 8, 2008, and as adjusted as of that date to give effect to the Offering.

	Units owned Before Offering		Units to be sold in Offering	Units owned After Offering	
Name	**Number**	**Percentage**	**Number**	**Number**	**Percentage**
ACE Aviation Holdings Inc.	40,292,088	20.1%	20,400,000	19,892,088	9.9%

All of the Units owned by ACE are owned of record and beneficially and were acquired by ACE upon the exchanges by ACE of its common shares of Aeroplan GP and its limited partnership units of Aeroplan for Units of the Fund in accordance with the Investor Liquidity Agreement. Such limited partnership units of Aeroplan and common shares of Aeroplan GP were acquired by ACE in connection with the Initial Public Offering.

ACE has agreed to pay the fees payable to the Underwriters pursuant to the Underwriting Agreement. None of the proceeds from the sale of the Offered Units will be received by the Fund or Aeroplan.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement dated April 8, 2008 among ACE, the Fund, the Trust, Aeroplan, Aeroplan GP and the Underwriters, ACE has agreed to sell an aggregate of 20,400,000 Units and the Underwriters have agreed to purchase from ACE, as principals, on Closing, subject to the conditions stipulated in the Underwriting Agreement, all but not less than all of such Units at a price of $17.50 per Unit payable in cash to ACE, against delivery. The Underwriting Agreement provides that the Underwriters will be paid a fee of $0.70 per Unit purchased by the public in consideration for services performed in connection with the Offering. The Underwriters have agreed in the Underwriting Agreement that a maximum of 4.4 million Units will be offered and sold by the Underwriters to purchasers, whether beneficially or of record, that are Non-Residents. See "Recent Developments – Foreign Ownership Limitations".

The terms of the Offering of the Units were established through negotiation between ACE and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are joint (several) and not solidary (joint and several), and may be terminated at their discretion upon the occurrence of certain stated events. The

Underwriters are obligated to take up and pay for all of the Offered Units if any of such Offered Units are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Fund, the Trust, Aeroplan, Aeroplan GP and ACE will jointly (severally), and not solidarily, indemnify the Underwriters and their respective directors, officers, agents and employees against certain liabilities and expenses, including, as the case may be, liabilities under Canadian securities legislation. In addition, the Fund has agreed to indemnify ACE and ACE has agreed to indemnify the Fund against certain liabilities and expenses.

Subscriptions for Offered Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

The Fund has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Units. The foregoing restrictions are subject to certain exceptions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Units. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules of Market Regulation Services Inc., relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Units at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., TD Securities Inc., National Bank Financial Inc., Scotia Capital Inc. and Desjardins Securities Inc. are subsidiaries or affiliates of entities which are members of a syndicate of financial institutions (the "Aeroplan Lenders") that have made credit facilities in the aggregate amount of $850 million available to Aeroplan (the "Credit Facilities"). See "The Business — Debt Financing" in the Annual Information Form which is incorporated by reference in this prospectus for further information with respect to the Credit Facilities. RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc. and TD Securities Inc. are subsidiaries or affiliates of entities which are members of a syndicate of financial institutions (the "Air Canada Lenders", and together with the Aeroplan Lenders, the "Lenders") that have made available a secured revolving credit facility in an aggregate amount of $400 million (the "Air Canada Facility") to Air Canada, a subsidiary of ACE. Accordingly, each of the Fund and ACE may be considered a connected issuer to the Underwriters for purposes of securities laws in certain Canadian provinces. As at April 8, 2008, an aggregate amount of approximately $730 million was drawn by Aeroplan under the Credit Facilities. Aeroplan is not in default of its obligations to the financial institutions that have made the Credit Facilities available. The Credit Facilities are secured by a first priority interest and hypothec over the present and after-acquired property of Aeroplan, subject to certain exclusions and permitted encumbrances. Based on Air Canada's public disclosure documents, as at March 28, 2008, (i) no funds have been drawn by Air Canada under the Air Canada Facility, (ii) Air Canada is not and has not been in default of its obligations to the financial institutions that have made the Air Canada Facility available to Air Canada and (iii) the Air Canada Facility is secured by a first priority interest and hypothec over the present and after-acquired property of Air Canada, subject to certain exclusions and permitted encumbrances.

The decision to distribute Offered Units was made by ACE and the terms and conditions of distribution were determined through negotiations between ACE and the Underwriters. The Lenders have not had any involvement in such decision and will not have any involvement in such determination. None of the Underwriters will receive any benefit from the Offering other than its portion of the remuneration payable by ACE on the number of Offered Units sold through or to such Underwriters.

Certain of the Underwriters, their subsidiaries or their affiliates have in the past engaged, and may in the future engage, in transactions with and perform services, including commercial banking, financial advisory and investment banking services, for ACE, the Fund, Aeroplan and their respective affiliates in the ordinary course of business for which they have received or may receive customary compensation.

The Offered Units have not been and will not be registered under the U.S. Securities Act, or any state securities laws of the United States. The Underwriting Agreement, however, permits the Underwriters to reoffer and resell Offered Units in the United States that were purchased by them pursuant thereto, through registered U.S. broker dealers, to certain qualified institutional buyers in the United States, provided that such reoffers and resales are made only in accordance with Rule 144A under the U.S. Securities Act and the requirements of the Underwriting Agreement applicable to such reoffers and resales. In addition, until 40 days after the commencement of the Offering, any offer or sale of Offered Units in the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements under the U.S. Securities Act.

Pursuant to the Underwriting Agreement, ACE and the Fund shall not, directly or indirectly, without the prior written consent of RBC Dominion Securities Inc. and CIBC World Markets Inc., on behalf of the Underwriters, such consent not to be unreasonably withheld: (i) offer, issue, pledge, sell, contract to sell, announce an intention to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly any Units or securities convertible into or exchangeable for Units (other than for purposes of directors', officers' or employee plans, to satisfy existing instruments already issued at the date hereof; securities issued, sold, transferred or distributed in connection with an arms' length acquisition, merger, consolidation or amalgamation with any company or fund; an announcement of ACE's intention to issue, sell, transfer or distribute securities in connection with a reorganization or liquidation, or convene and hold a securityholders meeting to approve any such transaction or in connection with an exchange of Units as part of the conversion of the Fund into a corporate entity); or (ii) enter into any swap or other similar arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Units of the Fund, whether any such transaction described in clause (i) or (ii) above is settled by delivery of Units or other such securities of the Fund, in cash or otherwise, for a period ending on the date that is 45 days after the closing of the Offering.

The Fund Declaration of Trust provides that at no time may Non-Residents be the beneficial owners of more than 49.9% of the Units. See "Recent Developments — Foreign Ownership Limitations" and "Risk Factors — Risks Related to the Structure of the Fund — Foreign Ownership Limitations and Impact on Mutual Fund Trust Status and Value and Liquidity of Units".

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, counsel to the Fund and ACE, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters (together, "Counsel"), the following summary, as at the date hereof, describes the principal Canadian federal income tax considerations generally applicable under the Tax Act to a prospective purchaser of Units pursuant to the Offering who, for purposes of the Tax Act, at all relevant times, (i) is resident or deemed to be resident in Canada, (ii) holds the Units as capital property and (iii) deals at arm's length with the Fund, the Trust, Aeroplan and Aeroplan GP and is not affiliated with the Fund, the Trust, Aeroplan and Aeroplan GP. Generally, Units will be considered to be capital property to a Unitholder provided the Unitholder does not hold the Units in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Unitholders who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Unitholders should consult their own tax advisors regarding their particular circumstances.

This summary is not applicable to a Unitholder that is a "financial institution" for purposes of the mark-to-market rules contained in the Tax Act, a "specified financial institution", or a Unitholder an interest in which is a "tax shelter investment" (all as defined in the Tax Act) or to a Unitholder to whom the "functional currency" reporting rules under the Tax Act apply. Such Unitholders should consult their own tax advisors with respect to the tax consequences to them of an investment in Units.

This summary is based upon the facts set out in the prospectus, the provisions of the Tax Act in force on the date hereof, Counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") published in writing prior to the date hereof, the assumption that the Fund will at all times comply with the Fund Declaration of Trust, and certificates of the Fund, the Trustees of the Trust, the officers of Aeroplan GP and the Underwriters as to certain factual matters. This summary also takes into account the specific

proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"). No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian federal income tax consequences of acquiring, holding or disposing of Units. Furthermore, the income and other tax consequences of acquiring, holding or disposing of Units will vary depending on the Unitholder's particular circumstances, including the province or provinces in which the Unitholder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchasers of Units. Prospective purchasers of Units should consult their own tax advisors for advice with respect to the tax consequences to them of an investment in Units, having regard to their particular circumstances.

SIFT Rules

On October 31, 2006, the Minister of Finance (Canada) announced a "Tax Fairness Plan" which, in part, proposed changes to the manner in which certain flow-through entities and the distributions from such entities are taxed. Bill C-52, Budget Implementation Act, 2007, which received Royal Assent on June 22, 2007, contained the SIFT Rules, which are designed to implement these proposals. Under the SIFT Rules, the Fund, as a publicly traded income trust, is considered a SIFT and will be subject to trust level taxation as of January 1, 2011 at a rate comparable to the combined federal and provincial corporate tax rate on certain types of income. In addition, the taxable distributions received by Unitholders will be treated as dividends from a taxable Canadian corporation.

The SIFT Rules could become effective on a date earlier than January 1, 2011 if the Fund is deemed to have undergone "undue expansion" during the period from November 1, 2006 to December 31, 2010, as described in the Normal Growth Guidelines issued by the Department of Finance (Canada) ("Finance") on December 15, 2006.

The Normal Growth Guidelines indicate that the Fund will not lose the benefit of the deferred application of the new tax regime to 2011 if the equity capital of the Fund does not grow as a result of issuances of new equity (which includes Units, debt that is convertible into Units, and potentially other substitutes for such equity) before 2011 by an amount that exceeds the greater of $50 million and an objective "safe harbour" amount based on a percentage of the Fund's market capitalization as of the end of trading on October 31, 2006 (measured in terms of the value of the Fund's issued and outstanding publicly traded Units, not including debt, options or interests that were convertible into Units, the "October 31, 2006 Market Capitalization"). The Normal Growth Guidelines provide for a "safe harbour" amount as follows:

Time Period	Safe Harbour Amount
November 1, 2006 to December 31, 2007	40% of October 31, 2006 Market Capitalization
2008	20% of October 31, 2006 Market Capitalization
2009	20% of October 31, 2006 Market Capitalization
2010	20% of October 31, 2006 Market Capitalization

These "safe harbour" amounts are cumulative during the transition period. Management has advised Counsel that the Fund's October 31, 2006 Market Capitalization was approximately $792 million. Management has further advised Counsel that taking into account all equity issuances since November 1, 2006, determined in accordance with the Normal Growth Guidelines, as of October 5, 2007, the Fund had not exceeded the "safe harbour" amount of 40% of the October 31, 2006 Market Capitalization allowed during the time period from November 1, 2006 and ending December 31, 2007. It is assumed, for the purpose of this summary, that the Fund will not currently be subject to the SIFT Rules. However, in the event that the Fund issues additional units or convertible debentures (or other equity substitutes) prior to 2011, the Fund may become subject to the SIFT Rules prior to January 1, 2011. No assurance can be given that the SIFT Rules will not apply to the Fund prior to 2011.

Although this was likely not the intent of the SIFT Rules proposed by Finance, there can be no assurance that the SIFT Rules, as they currently read, may not be interpreted and applied in a manner that would cause the Trust and Aeroplan to be considered SIFTs. On December 20, 2007, Finance announced proposed technical amendments to the SIFT Rules to, among other things, clarify that trusts and partnerships, such as the Trust and Aeroplan, that are not publicly traded and that are wholly-owned by, among other entities, SIFTs, are not considered to be SIFTs. It is assumed for the purposes of this summary that the Trust and Aeroplan will not be considered SIFTs. No assurance may be given that the December 20, 2007 Proposed Amendments will be enacted as currently proposed or at all. If the Trust and Aeroplan were considered to be SIFTs, it is assumed that they would also be considered to have been SIFTs on October 31, 2006 and that they would not currently be subject to the SIFT Rules.

On June 26, 2007, the ministère des Finances (Québec) published Information Bulletin 2007-5 confirming that Québec's tax legislation will be harmonized with the SIFT Rules but that a separate Québec tax regime relating to SIFT entities will be implemented. More specifically, the ministère des Finances (Québec) has announced that a SIFT with an establishment in Québec at any time in a taxation year will be subject to a Québec tax at a rate generally equal to the Québec tax rate relating to corporations and that a business allocation formula based on the gross income of a SIFT and the wages and salaries it pays, similar to the one used for the purposes of determining the tax payable by a corporation that has activities in Québec and outside Québec, will apply to determine the tax payable to Québec by a SIFT that has, in a taxation year, an establishment both in Québec and outside Québec. On February 26, 2008, Finance announced changes to the SIFT Rules that will among other things, result in harmonization between the SIFT Rules and the separate Québec tax regime relating to SIFT entities.

The remainder of this summary is subject to the SIFT Rules as discussed above.

Qualification as a Mutual Fund Trust

This summary is based on the assumption that the Fund will qualify as a "mutual fund trust", as defined in the Tax Act, on the completion of the Offering and will thereafter continuously qualify as a mutual fund trust at all relevant times. If the Fund were not to so qualify as a mutual fund trust, the income tax considerations would be materially different, in some respects, from those described below.

Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of Non-Residents unless all or substantially all of its property is property other than "taxable Canadian property" as defined in the Tax Act. The Fund Declaration of Trust contains mechanisms to ensure that this limitation will not be breached. On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act providing that a trust will cease to qualify as a mutual fund trust at the time trust units representing more than 50% of the fair market value of all issued trust units are held by one or more Non-Residents or one or more partnerships that are not "Canadian partnerships", as defined in the Tax Act, where more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. On December 6, 2004, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion to implement certain measures proposed in the September 16, 2004 draft amendments, which Notice did not include this particular draft amendment, and Finance indicated in a concurrent release that further discussions would be pursued with the private sector in this respect. The issue of the ownership of units of mutual fund trusts by Non-Residents and partnerships that are not "Canadian partnerships" was not addressed in the most recent federal budgets or in Bill C-52.

Taxation of the Fund

The Fund will be subject to tax under Part I of the Tax Act in each taxation year (which will be the calendar year) on its taxable income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in such year to the Unitholders and that is deducted by the Fund in computing its income for tax purposes. An amount is considered to be payable to a Unitholder in a taxation year if it is paid to the Unitholder in the year or if the Unitholder is entitled in that year to enforce payment of the amount.

The Fund will include in its income for each taxation year such amount of the Trust's income for tax purposes, including net taxable capital gains, as is paid or becomes payable to the Fund in the year in respect of the trust units of the Trust ("Trust Units") held by the Fund and all interest on the Series 1 Trust Notes, Series 2 Trust Notes and Series 3 Trust Notes of the Trust (the "Trust Notes") that accrues to the Fund to the end of the year, or that becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing the Fund's income for a preceding year. The Fund will not be subject to income tax on any amount received as a payment of principal in respect of the Trust Notes or on any amount received as distributions on the Trust Units that are in excess of the income of the Trust that is paid or payable by the Trust to the Fund in the year, which amount will generally reduce the adjusted cost base of the Trust Units. If, as a result, the Fund's adjusted cost base in any taxation year of its Trust Units would otherwise be a negative amount, the Fund will be deemed to realize a capital gain in such amount for that year and the Fund's adjusted cost base of its Trust Units will then be reset to nil. The Fund will generally be entitled to deduct in computing income reasonable administrative and other operating expenses (other than expenses on account of capital) incurred by it for the purpose of earning income, subject to the relevant provisions of the Tax Act.

Under the terms of the Fund Declaration of Trust, an amount equal to the annual income of the Fund (determined without reference to subsection 104(6) of the Tax Act), together with the taxable and non-taxable portion of any net capital gains realized by the Fund in the year (excluding taxable capital gains or income of the Fund arising upon a distribution in specie of property of the Fund on redemption of a Unit which are paid or payable by the Fund to the redeeming Unitholder and taxable capital gains which may be offset by allowable capital losses of the Fund carried forward from prior years) will be payable in the year to the Unitholders by way of cash distributions, subject to the exceptions described below. The Fund Declaration of Trust further provides that the Fund will deduct in computing its income for tax purposes such amounts as are paid or payable to Unitholders for the year whether in cash, additional Units or otherwise as is necessary to ensure that the Fund is not liable to pay income tax under Part I of the Tax Act in any year. Counsel express no opinion in this regard. Income of the Fund which is applied to fund redemptions of Units for cash or is otherwise unavailable for cash distribution will be distributed to Unitholders in the form of additional Units. Losses incurred by the Fund cannot be allocated to Unitholders, but can be deducted by the Fund in future years in computing taxable income, in accordance with the Tax Act.

A distribution in specie by the Fund to a Unitholder upon a redemption of Units will give rise to dispositions of property by the Fund. Such dispositions will result in a capital gain (or a capital loss) to the Fund to the extent that the proceeds of disposition exceed (or are exceeded by) the cost amount to the Fund of such property and any reasonable costs of disposition. Capital gains and income of the Fund attributable to an in specie distribution will be designated in respect of, and made payable to, the redeeming Unitholder, with the result that the taxable portion of such gains and income should generally be included in computing the income of the redeeming Unitholder and deductible by the Fund in computing its income.

Once the Fund becomes subject to the SIFT Rules (which is assumed to be, subject to compliance with the Normal Growth Guidelines, no earlier than 2011), the Fund will no longer be able to deduct any part of the amounts payable to Unitholders in respect of its "non-portfolio earnings", as defined in the Tax Act, which will include all income from the Trust Units (unless the Trust is a SIFT) and the Trust Notes. Income which the Fund is unable to deduct, pursuant to the SIFT Rules, will be taxed in the Fund at a rate comparable to the combined federal and provincial corporate tax rate. The SIFT Rules do not change the tax treatment of distributions that are in excess of the income of the Fund.

Taxation of the Trust

The Trust will be taxable on its income determined under the Tax Act for each taxation year (which will be the calendar year), which will include its allocated share of the income of Aeroplan for the fiscal period of Aeroplan ending in or coincidentally with the taxation year of the Trust, except to the extent such income is paid or payable in such year to the Fund, its sole unitholder, and is deducted by the Trust in computing its income for tax purposes. The Trust generally will be entitled to deduct in computing income its expenses incurred to earn income from a business or property provided such expenses are reasonable and not on account of capital, subject to the relevant provisions of the Tax Act. Under the declaration of trust pursuant to which the Trust was established on June 21, 2005, as may be amended from time to time (the "Trust Declaration of Trust"), all of the income of the Trust for each year (determined without reference to subsection 104(6) of the Tax Act), together with the taxable and non-taxable portion of any capital gains realized by, or attributed to, the Trust in the year, will generally be payable in the year to the Fund, the sole unitholder of the Trust. The Trust Declaration of Trust provides that the Trust will deduct in computing its income for tax purposes the amounts paid or payable to the Trust in the year as may reasonably be considered necessary to ensure that the Trust will not be liable to pay income tax under Part I of the Tax Act. Counsel express no opinion in this regard.

Taxation of Aeroplan

Aeroplan is not subject to tax under the Tax Act. Each partner of Aeroplan, including the Trust, is required to include in computing the partner's income the partner's share of the income or loss, limited to its "at-risk amount", of Aeroplan for its fiscal period ending in, or coincidentally with, the partner's taxation year, whether or not any such income is distributed to the partner in the taxation year. For this purpose, the income or loss of Aeroplan will be computed for each fiscal period as if Aeroplan were a separate person resident in Canada. In computing the income or loss of Aeroplan for a fiscal year, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by Aeroplan to earn income from its business or investments in the given fiscal period, subject to the relevant provisions of the Tax Act.

The income or loss of Aeroplan for a fiscal period will be allocated to the partners of Aeroplan, including the Trust, on the basis of their respective share of such income or loss, as determined under the Aeroplan limited partnership agreement dated June 21, 2005, as amended on September 29, 2005, and subject to detailed rules in the Tax Act. Generally, distributions to partners in excess of the income of Aeroplan for a fiscal period will result in a reduction of the adjusted cost base of the partner's limited partnership units of Aeroplan by the amount of such excess. If, as a result, the adjusted cost base to the Trust of its limited partnership units of Aeroplan at the end of a fiscal period of Aeroplan would otherwise be a negative amount, the Trust will be deemed to realize a capital gain in such amount for the Trust's taxation year in which such fiscal period ends, and the Trust's adjusted cost base of its limited partnership units of Aeroplan will then be reset to nil.

Taxable Unitholders

Fund Distributions

A Unitholder generally will be required to include in computing income for a particular taxation year the portion of the income for tax purposes of the Fund for the year, including net Taxable Capital Gains, as is defined below, determined for purposes of the Tax Act, that is paid or payable to the Unitholder in that year whether the amount is received in cash, additional Units or otherwise. Provided that appropriate designations are made by the Fund, such portions of its net Taxable Capital Gains (as is hereinafter defined) and foreign source income as are paid or payable to a Unitholder effectively will retain their character and be treated as such in the hands of the Unitholder for the purposes of the Tax Act. Accordingly, such amounts will be taken into account in determining, if necessary and as applicable, a Unitholder's capital gains and a Unitholder's foreign tax credits.

Once the Fund becomes subject to the SIFT Rules (which is assumed to be, subject to compliance with the Normal Growth Guidelines, no earlier than 2011), taxable distributions from the Fund received by Unitholders and paid from the Fund's after tax income will generally be deemed to be received as dividends from a taxable Canadian corporation. Such dividends will be subject to the gross-up and dividend tax credit provisions in respect of Unitholders that are individuals and will be "eligible dividends" that generally benefit from the enhanced gross-up and dividend tax credit rules under the Tax Act to the extent properly designated by the Fund as "eligible dividends".

A Unitholder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on income received or receivable from the Fund (including income designated as Taxable Capital Gains in respect of the Unitholder).

Any amount in excess of the income of the Fund that is paid or payable by the Fund to a Unitholder in a year generally will not be included in the Unitholder's income for the year, including the non-taxable portion of any net capital gain of the Fund that is paid or payable to a Unitholder in a taxation year. However, where such an amount is paid or becomes payable to a Unitholder, other than as proceeds of disposition or deemed disposition of Units or any part thereof, the amount generally will reduce the adjusted cost base of the Units held by such Unitholder, except to the extent that the amount represents the Unitholder's share of the non-taxable portion of the net capital gains of the Fund for the year, the taxable portion of which was designated by the Fund in respect of the Unitholder. If, as a result, the Unitholder's adjusted cost base in any taxation year in respect of its Units would otherwise be a negative amount, the Unitholder will be deemed to realize a capital gain in such amount for that year, and the Unitholder's adjusted cost base in respect of its Units will then be reset to nil.

Disposition of Units

Upon the disposition or deemed disposition by a Unitholder of a Unit, whether on redemption or otherwise, the Unitholder generally will realize a capital gain (or a capital loss) equal to the amount by which the Unitholder's proceeds of disposition (excluding any amount payable by the Fund which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Unit and any reasonable costs of disposition.

The adjusted cost base of a Unit to a Unitholder will include all amounts paid or payable by the Unitholder for the Unit, with certain adjustments. Units issued to a Unitholder in lieu of a cash distribution of income (including net capital gains) will have a cost equal to the amount of such income (and the applicable non-taxable portion of the Fund's net capital gains). The adjusted cost base to a Unitholder of a newly acquired Unit will be determined by averaging the cost of such Unit with the adjusted cost base of all other Units owned by the Unitholder as capital property, immediately before that acquisition.

Where Units are redeemed and any Series 2 Exchange Notes and Series 3 Exchange Notes of a wholly owned subsidiary of the Fund (collectively, the "Exchange Notes") are distributed in specie to the Unitholder, the proceeds of disposition to the Unitholder of the Units will be equal to the fair market value of the Exchange Notes so distributed, less any capital gain realized by the Fund as a result of the redemption of those Units which is paid or made payable by the Fund to the redeeming Unitholder. The cost amount to a Unitholder, immediately after a redemption of Units of the Unitholder, of property distributed to the Unitholder by the Fund upon such redemption or upon the termination of the Fund, will be equal to the fair market value of such property at the time of the distribution, less any accrued interest on the Exchange Notes (or in the event of the termination of the Fund, Trust Notes, as the case may be) that form part of the property so distributed. The redeeming Unitholder will be required to include in income interest on any Exchange Notes acquired (including interest that had accrued prior to the date of the acquisition of such Exchange Notes by the Unitholder) in accordance with the provisions of the Tax Act. To the extent that the Unitholder is required to include in income any interest that had accrued prior to the date of the acquisition of the Exchange Notes by the Unitholder, an offsetting deduction will be available.

The consolidation of Units will not be considered to result in a disposition of Units by Unitholders. The aggregate adjusted cost base to a Unitholder of all of the Unitholder's Units will not change as a result of a consolidation of Units; however, the adjusted cost base per Unit will increase.

Capital Gains and Capital Losses

One-half of any capital gain realized by a Unitholder on the disposition of a Unit and the amount of any net taxable capital gains designated by the Fund in respect of a Unitholder (each, a "Taxable Capital Gain") will be included in the Unitholder's income. One-half of any capital loss ("Allowable Capital Loss") realized by a Unitholder on the disposition of a Unit generally must be deducted from Taxable Capital Gains of the Unitholder for the year of disposition. Any unused Allowable Capital Losses may be carried back to any of the three preceding taxation years or

forward to any subsequent taxation year, and deducted against net Taxable Capital Gains of the Unitholder in any such other year to the extent and under the circumstances described in the Tax Act.

A Unitholder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year, which will include an amount in respect of Taxable Capital Gains.

Alternative Minimum Tax

In general terms, net income of the Fund paid or payable to Unitholders that are individuals or certain trusts that is designated by the Fund as net Taxable Capital Gains and capital gains realized by such a Unitholder may give rise to alternative minimum tax under the Tax Act.

Tax-Exempt Unitholders

Provided that the Fund qualifies as a "mutual fund trust" for purposes of the Tax Act on the date of completion of the Offering, the Units will be qualified investments under the Tax Act on that date for Plans. If the Fund ceases to qualify as a mutual fund trust, the Units will cease to be qualified investments under the Tax Act for Plans. Exchange Notes received as a result of a redemption of Units may be qualified investments under the Tax Act for Plans depending on the circumstances at the time. Exchange Notes will not be qualified investments under the Tax Act for a trust governed by a deferred profit sharing plan for which any employer is an employer with whom the corporation issuing the Exchange Notes does not deal at arm's length (within the meaning of the Tax Act). **Plans wishing to redeem Units should consult their tax advisors.**

RISK FACTORS

Investors should consider carefully before purchasing the Offered Units the risks described below as well as the other information in this short form prospectus and the documents incorporated by reference herein. In this section of the prospectus, references to "Fund" means the Fund and, where the context requires, its subsidiaries, and references to "LMG" means LMG and, where the context requires, its subsidiaries.

Risks Related to the Business and the Industry

Dependency on Top Accumulation Partners

Aeroplan's top three Accumulation Partners were responsible for 89% of Gross Billings for the year ended December 31, 2007. Similarly, one Accumulation Partner accounts for a significant amount of the Gross Billings of LMG. A decrease in sales of Aeroplan Miles to any significant partner, for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services provided, could have a material adverse effect on Gross Billings. Subject to the minimum number of Aeroplan Miles to be purchased by Air Canada under the CPSA, Air Canada can change the number of Aeroplan Miles awarded per flight without Aeroplan's consent, which could result in a significant reduction in Gross Billings. There is no assurance that Aeroplan and LMG will be able to renew their contracts with their principal Accumulation Partners on similar terms, or at all when they expire.

Air Canada or Travel Industry Disruptions

Aeroplan's members' strong demand for air travel creates a significant dependency on Air Canada in particular and the airline industry in general. Any disruptions or other material adverse changes in the airline industry, whether domestic or international, affecting Air Canada or a Star Alliance® member airline, could have a material adverse impact on the business. This could manifest itself in Aeroplan's inability to fulfill member's flight redemption requests or to provide sufficient accumulation opportunities. As a result of airline or travel services industry disruption, such as those which resulted from the terrorist attacks on September 11, 2001, or as might result from political instability, other terrorist acts or war, or from increasingly restrictive security measures, such as the current restrictions on the content of carry-on baggage, too much uncertainty could result in the minds of the traveling public and have a material adverse

effect on passenger demand for air travel. Consequently, members might forego redeeming miles for air travel and therefore might not participate in the Aeroplan Program to the extent they previously did which could adversely affect revenue from the Aeroplan Program. A reduction in member use of the Aeroplan Program could impact Aeroplan's ability to retain its current partners and members and to attract new Commercial Partners and members.

Airline Industry Changes and Increased Airline Costs

Air travel rewards remain the most desirable reward for consumers under the Aeroplan Program. An increase in low cost carriers and the airline industry trend which has major airlines offering low cost fares may negatively impact the incentive for consumers of air travel services to book flights with Air Canada or participate in the Aeroplan Program. Similarly, any change which would see the benefits of Star Alliance® reduced either through Air Canada's, or, less importantly, another airline's withdrawal from Star Alliance® or its dissolution could also have a negative impact since Aeroplan's members would lose access to the existing portfolio of international reward travel. In addition, the growth or emergence of other airline alliance groups could have a negative impact on Aeroplan by reducing traffic on Air Canada and Star Alliance® member airlines.

The airline industry has been subject to a number of increasing costs over the last several years, including increases in the cost of fuel and insurance, and increased airport user fees and air navigation fees. These increased costs may be passed on to consumers, increasing the cost of redeeming Aeroplan Miles for air travel rewards. This may negatively impact consumer incentive to participate in the Aeroplan Program.

Reduction in Activity, Usage and Accumulation of Aeroplan Miles or Nectar Points

A decrease in Gross Billings from any Accumulation Partner, for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services provided, or a decrease in the accumulation of Aeroplan Miles or Nectar Points by members could have a material adverse effect on Gross Billings and revenue.

Retail Market/Economic Downturn

The markets for the services that Aeroplan and LMG offer may fail to expand or may contract and this could negatively impact growth and profitability. Loyalty and database marketing strategies are relatively new to retailers, and there can be no guarantee that merchants will continue to use these types of marketing strategies. In addition, Gross Billings are dependent on levels of consumer spend with Accumulation Partners, and any slowdown or reduction in consumer activity may have an impact on Aeroplan Miles or Nectar Points issuance.

Greater Than Expected Redemptions for Rewards

A significant portion of profitability is based on estimates of the number of Aeroplan Miles or Nectar Points that will never be redeemed by the member base. The percentage of Aeroplan Miles or Nectar Points that are not expected to be redeemed is known as "Breakage" in the loyalty industry. Under the Aeroplan Program, Management's current estimate of Breakage is based on two independent studies conducted in 2006 on behalf of Aeroplan. As these studies were based on data up to December 31, 2005, which did not take into account the impact of the ClassicPlus Flight™ Rewards program introduced in October 2006, Management, assisted by an independent firm of experts, conducted a Breakage review on the basis of data accumulated until the end of 2006. Based upon the results of this update the estimated Breakage factor for the Aeroplan Program remains at 17%. In addition, during 2008, Management is conducting a full Breakage review taking into consideration a full year's redemption data of ClassicPlus Flight™ rewards and other factors. Breakage for the Aeroplan and Nectar Programs may decrease as such programs grow and a greater diversity of rewards become available. If actual redemptions are greater than current estimates, profitability could be adversely affected due to the cost of the excess redemptions. Furthermore, the actual mix of redemptions between air and non-air rewards could adversely affect profitability. The total number of Aeroplan Miles and Nectar Points affected by Breakage (including miles issued by Air Canada prior to January 1, 2002) (the "Broken Miles") amounted to 100.7 billion miles as at December 31, 2007 and include 85.4 billion Aeroplan Miles and Nectar Points. The responsibility to provide rewards for these 100.7 billion total Broken Miles, if ever redeemed, rests with the Fund.

While Management believes that a material portion of the estimated 85.4 billion Aeroplan Miles and Nectar Points will not be redeemed, there can be no such assurances.

Industry Competition

Competition in the loyalty marketing industry is intense. New and existing competitors may target Accumulation Partners and members, as well as draw rewards from Redemption Partners. The continued attractiveness of the Aeroplan and Nectar Programs will depend in large part on their ability to remain affiliated with existing Commercial Partners or add new partners, that are desirable to consumers and to offer rewards that are both attainable and attractive to consumers. With respect to database marketing services, the ability to continue collecting detailed transaction data on consumers is critical in providing effective marketing strategies for Accumulation Partners. Many of Aeroplan and LMG's current competitors may have greater financial, technical, marketing and other resources. Aeroplan and LMG cannot ensure that they will be able to compete successfully against current and potential competitors, including in connection with technological advancements by such competitors.

Supply and Capacity Costs

Costs may increase as a result of supply arrangements with Air Canada and other suppliers. Aeroplan may not be able to satisfy its members if the seating capacity made available to Aeroplan by Air Canada, Jazz and Star Alliance® member airlines or other non-air rewards from other suppliers are inadequate to meet their redemption demands at specific prices.

If, upon the renegotiation of the rates charged to Aeroplan under the CPSA which takes place every three years (with the next renegotiation scheduled for 2010) or upon the expiry of the CPSA, Aeroplan is unable to negotiate new rates or a replacement agreement with Air Canada on similarly favourable terms or if Air Canada sharply reduces its seat capacity, Aeroplan may be required to pay more for seat capacity from Air Canada than the currently negotiated rates under the CPSA or to purchase seat capacity from other airlines. Seat capacity from other airlines could be more expensive than comparable seat capacity under the CPSA, and the routes offered by the other airlines may be inconvenient or undesirable to the redeeming members. As a result, Aeroplan would experience higher air travel redemption costs, while at the same time member satisfaction with the Aeroplan Program may be adversely affected by requiring travel on other carriers on certain routes.

Unfunded Future Redemption Costs

The Fund derives most of its Gross Billings from the sale of Aeroplan Miles and Nectar Points to Accumulation Partners. The earnings process is not complete at the time an Aeroplan Mile or Nectar Point is sold as most of the costs are incurred on the redemption of the Aeroplan Mile or Nectar Point. Based on historical data, the estimated period between the issuance of an Aeroplan Mile or Nectar Point and its redemption is currently 30 months for the Aeroplan Program and 15 months for the Nectar Program; however, Aeroplan and LMG have no control over the timing of the redemption of Aeroplan Miles or Nectar Points or the number of Aeroplan Miles or Nectar Points redeemed. Aeroplan and LMG currently use proceeds from Gross Billings (which are deferred for accounting purposes) in the fiscal year from the issuance of Aeroplan Miles or Nectar Points to pay for the redemption costs incurred in the year. As a result, if Aeroplan or LMG were to cease to carry on business, or if redemption costs incurred in a given year were in excess of the revenues received in the year from the issuance of Aeroplan Miles or Nectar Points, they would face unfunded Future Redemption Costs, which could increase the need for working capital and, consequently, affect distributions to Unitholders.

Failure to Safeguard Databases and Consumer Privacy

As part of the Aeroplan and Nectar Programs and in connection with LMG's Insight and Communication activities, member databases are maintained which contain member information including account transactions. Although Aeroplan and LMG have security procedures, the databases may be vulnerable to potential unauthorized access to, or use or disclosure of member data. If Aeroplan or LMG were to experience a security breach, their reputation may be negatively affected and an increased number of members may opt out from receiving marketing materials. The use of marketing services by partners could decline in the event of any publicized compromise of

security. Any public perception that Aeroplan or LMG released consumer information without authorization could subject Aeroplan or LMG to complaints and investigation by the applicable privacy regulatory bodies and adversely affect relationships with members and partners.

Consumer Privacy Legislation

The enactment of new, or amendments to existing, legislation or industry regulations relating to consumer privacy issues and/or marketing, including telemarketing, could have a material adverse impact on marketing services. Any such legislation or industry regulations could place restrictions upon the collection and use of information and could adversely affect Aeroplan and LMG's ability to deliver marketing services.

Changes to the Aeroplan and Nectar Programs

From time to time Aeroplan and LMG may make changes to the Aeroplan and Nectar Programs that may not be well received by certain segments of the membership and may affect their level of engagement. In addition, these members may choose to seek such legal and other recourses as available to them, which if successful, could have a negative impact on results of operations and /or reputation.

Seasonal Nature of the Business, Other Factors and Prior Performance

Aeroplan has historically experienced lower Gross Billings from the sale of Aeroplan Miles in the first and second quarters of the calendar year and higher Gross Billings from the sale of Aeroplan Miles in the third and fourth quarters of the calendar year. In addition, Aeroplan has historically experienced greater redemptions and therefore costs for rewards, in the first and second quarters of the calendar year and lower redemptions and related costs for rewards in the third and fourth quarters of the calendar year. This pattern results in significantly higher operating cash flow and margins in the third and fourth quarters for each calendar year compared to the first and second quarters. This pattern may however vary in future years as the degree of seasonality evolves over time.

LMG's Gross Billings from the Nectar Program are seasonal with fourth quarter gross billings typically higher than the preceding quarters, as a result of the impact of Christmas shopping. Gross Billings for the first and second quarters are typically slightly lower than those of the third quarter. Nectar Points redemption in the Nectar Program is more seasonal than Gross Billings. More than 40% of all redemptions for the Nectar Program take place during the fourth quarter, as a result of members using their Nectar Points for gifts and other rewards prior to Christmas. Consequently, operating results for any one quarter may not be necessarily indicative of operating results for an entire year.

Demand for travel rewards is also affected by factors such as economic conditions, war or the threat of war, fare levels and weather conditions. Due to these and other factors, operating results for an interim period are not necessarily indicative of operating results for an entire year, and operating results for a historical period are not necessarily indicative of operating results for a future period.

Regulatory Matters

Aeroplan and LMG's businesses are subject to several types of regulation, including legislation relating to privacy, consumer protection, competition, advertising and sales, and lotteries, gaming and publicity contests. As well, an increasing number of laws and regulations pertain to the Internet.

These laws and regulations relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. In addition, Air Canada, one of Aeroplan's leading Commercial Partners, and several other Aeroplan Commercial Partners operate in the highly regulated airline industry. Changes in regulations affecting Aeroplan, LMG, Air Canada, the airline industry in general, or the implementation of additional limitations or adverse regulatory decisions affecting such entities, may have a material adverse effect on Aeroplan and LMG's businesses, results from operations and financial condition.

VAT Appeal

LMG has been in litigation with HMRC since 2003 relating to the VAT treatment of the Nectar Program as it applies to the deductibility of input tax credits in the remittance of VAT owed, and has paid an assessed amount of £13.8 million.

LMG appealed to the VAT and Duties Tribunal and won. HMRC then appealed to the High Court which found in favour of HMRC. LMG, in turn, appealed to the Court of Appeal, who issued a judgement in favour of LMG on October 5, 2007 requiring the refund of the assessed amount and confirming LMG's eligibility to deduct input tax credits in the future. As a result of this event, an amount receivable of £13.8 million (approximately $27.1 million) was recorded in the accounts at December 31, 2007, and subsequently collected in January 2008.

HMRC has sought leave to appeal the Court of Appeal's decision to the House of Lords. The hearing on whether to grant leave to appeal was held on April 3, 2008. The House of Lords granted the leave to appeal and the case has been referred to the European Court of Justice. The case will be heard at a future date to be set. Until the outcome is known, it is unclear whether LMG will have to repay amounts awarded under the October 5, 2007 judgment, as well as any VAT recovered as a deduction in calculating input tax credits until such time as a decision is rendered, together with interest thereon.

At this time, the outcome of this contingency is not determinable and no provision for a liability has been included in the financial statements. An unfavourable judgment would impact LMG's profitability and accordingly the value of the LMG business.

Reliance on Key Personnel

The Fund's success depends on the abilities, experience, industry knowledge and personal efforts of senior Management and other key employees, including the ability to retain and attract skilled employees for Aeroplan and LMG. The loss of the services of such key personnel could have a material adverse effect on the business, financial condition or future prospects of the Fund. The Fund's growth plans may also put additional strain and demand on senior Management and key employees and produce risks in both productivity and retention levels. In addition, the Fund may not be able to attract and retain additional qualified management as needed in the future.

Labour Relations

Aeroplan contact centre agents are covered by a collective agreement between the National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW-Canada) Local 2002 ("CAW") and Air Canada until May 31, 2009. While Aeroplan enjoys positive relations with the unionized contact centre agents, if Air Canada faces labour disturbances resulting in work stoppages or other action instigated from within the larger bargaining unit, this could have a material adverse effect on Aeroplan's business. Furthermore, if at the expiration of the applicable collective agreement, the relevant parties are unable to renegotiate the collective agreement with CAW, it could result in work stoppages and other labour disturbances which would similarly have a material adverse effect on Aeroplan's business. In addition, if the general services agreement effective January 1, 2005 between Air Canada and Aeroplan (the "GSA") is terminated by Air Canada, it could have a material adverse effect on Aeroplan's business in the event that Aeroplan is unable to hire a sufficient number of contact centre agents during the six month termination period under the GSA.

Technological Disruptions and Inability to use Third-Party Software

Aeroplan and LMG's ability to protect their data and contact centres against damage from fire, power loss, telecommunications failure and other disasters is critical. In order to provide many of their services, they must be able to store, retrieve, process and manage large databases and periodically expand and upgrade their capabilities. While Aeroplan and LMG have in place, and continue to invest in, technology security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly. Any damage to data and contact centres, any failure of telecommunication links that interrupts operations or any impairment of the ability to use licensed software could

adversely affect the ability to meet Commercial Partners' and members' needs and their confidence in utilizing Aeroplan or LMG in the future.

In addition, proper implementation and operation of technology initiatives is fundamental to the ability to operate a profitable business. Aeroplan and LMG continuously invest in new technology initiatives to remain competitive, and their continued ability to invest sufficient amounts to enhance technology will affect their ability to operate successfully.

Failure to Protect Intellectual Property Rights

Third parties may infringe or misappropriate Aeroplan or LMG's trademarks or other intellectual property rights or may challenge the validity of trademarks or other intellectual property rights, which could have a material adverse effect on Aeroplan or LMG's business, financial condition or operating results. The actions that are taken to protect trademarks and other proprietary rights may not be adequate. Litigation may be necessary to enforce or protect intellectual property rights, trade secrets or determine the validity and scope of the proprietary rights of others. Aeroplan and LMG cannot ensure that they will be able to prevent infringement of intellectual property rights or misappropriation of proprietary information. Any infringement or misappropriation could harm any competitive advantage Aeroplan and LMG currently derive or may derive from proprietary rights. Third parties may assert infringement claims against Aeroplan and LMG. Any such claims and any resulting litigation could result in significant liability for damages. An adverse determination in any litigation of this type could require Aeroplan or LMG to design around a third party's patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in the diversion of time and resources. Any claims from third parties may also result in limitations on the ability to use the intellectual property subject to these claims.

Interest Rate and Currency Fluctuations

The Fund may be exposed to fluctuations in interest rates under its borrowings. Increases in interest rates may have an adverse effect on the earnings. In addition, financial results are sensitive to the changing value of the Canadian dollar and foreign operations are sensitive to the fluctuations of the British pound and the United Arab Emirates dirham. The Fund may be unable to appropriately hedge the risks associated with fluctuations in exchange rates.

Aeroplan is affected by fluctuations in the Canada/U.S. dollar exchange rate. Aeroplan incurs expenses in U.S. dollars for such items as air, car rental and hotel rewards issued to redeeming Aeroplan members, while a substantial portion of its revenues are generated in Canadian dollars. A significant deterioration of the Canadian dollar relative to the U.S. dollar would increase the costs of Aeroplan.

Leverage and Restrictive Covenants in Current and Future Indebtedness

The ability of the Fund, the Trust, Aeroplan and LMG to make distributions, pay dividends or make other payments or advances will be subject to applicable laws and contractual restrictions contained in the instruments governing any indebtedness (including the Credit Facilities). The degree to which the Fund is leveraged could have important consequences to Unitholders, including: (i) that the Fund's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; (ii) that a significant portion of cash flow from operations may be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations; (iii) that certain borrowings will be at variable rates of interest, which exposes the Fund to the risk of increased interest rates; and (iv) that the Fund may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures. These factors may increase the sensitivity of Distributable Cash to interest rate variations.

In addition, the Credit Facilities contain a number of financial and other restrictive covenants that require the Fund to meet certain financial ratios and financial condition tests and limit the ability to enter into certain transactions. A failure to comply with the obligations in the Credit Facilities could result in a default which, if not cured or waived, could result in a termination of distributions and permit acceleration of the relevant indebtedness. If the indebtedness under the Credit Facilities, including any possible hedge contracts with the lenders, were to be accelerated, there can be no assurance that the assets of the Fund would be sufficient to repay in full that indebtedness.

The Fund may need to refinance its available Credit Facilities or other debt and there can be no assurance that it will be able to do so or be able to do so on terms as favourable as those presently in place. If the Fund is unable to refinance these Credit Facilities or other debt, or is only able to refinance these Credit Facilities or other debt on less favourable and/or more restrictive terms, this may have a material adverse effect on the Fund's financial position, which may result in a reduction or suspension of cash distributions to Unitholders. In addition, the terms of any new credit facility or debt may be less favourable or more restrictive than the terms of the existing Credit Facilities or other debt, which may indirectly limit or negatively impact the ability of the Fund to pay cash distributions.

Restrictions on Potential Growth

The payout by the Fund of a significant portion of its operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of the Fund and its cash flow.

Risks Related to the Structure of the Fund

Appointment Rights of ACE

ACE currently owns 40,292,088 Units representing, indirectly, 20.1% of the interests in Aeroplan. Immediately following the closing of the Offering, ACE will hold 19,892,088 Units representing 9.9% of the issued and outstanding Units.

Under the Securityholders' Agreement, ACE has the ability to nominate a majority of the members of the Board of Directors until its interest in the Fund falls below 20% and ACE has the ability to nominate two members of the Board of Directors for as long as one of its subsidiaries is a party to the CPSA. The interests of ACE may conflict with those of Unitholders.

Foreign Ownership Limitations and Impact on Mutual Fund Trust Status and Value and Liquidity of Units

In order for the Fund to maintain its status as a mutual fund trust under the Tax Act, the Fund must not be established or maintained primarily for the benefit of Non-Residents within the meaning of the Tax Act. Accordingly, for as long as is required by the Tax Act to meet such test, the Fund Declaration of Trust provides that at no time may Non-Residents be the beneficial owners of more than 49.9% of the Units.

The Trustees may take such actions as are required to ensure that the Non-Resident ownership limitation is not contravened, including the following: (i) requiring residency declarations from Unitholders, (ii) refusing to accept a subscription for Units from or issue or register a transfer of Units to a Non-Resident, (iii) imposing other limits on Unit ownership by Non-Residents and (iv) requiring Non-Resident Unitholders to dispose of all or a portion of their Unit holdings. In any situation where it is unclear whether Units are held for the benefit of Non-Resident beneficial unitholders, the Trustees may exercise their discretion in determining whether such Units are or are not so held. See "Description of the Fund – Limitation on Non-Resident Ownership" in the Annual Information Form which is incorporated by reference in this short form prospectus for further details relating to the measures that could be implemented by the Trustees.

These restrictions may limit (or inhibit the exercise of) the rights of Non-Residents to acquire Units, to exercise their rights as Unitholders and to initiate and complete take-over bids in respect of the Units. As a result, these restrictions may limit the demand for Units from certain investors and thereby adversely affect the liquidity and market value of the Units held by the public.

Management regularly monitors the level of Non-Resident ownership of the Fund through declarations obtained from market intermediaries. Given the limitations in the securities registration system and the lack of any process for real-time residency information to flow to the transfer agent of the Fund, the Fund is of the view that the periodic declarations received from various market intermediaries are currently the most appropriate method of determining the residency status of its Unitholders. Since the Initial Public Offering, the number of Units held by Non-Residents has grown significantly to levels which may eventually jeopardize the Fund's compliance with Non-Resident

ownership limitations. Based on information obtained from market intermediaries, the Fund estimates that as of December 31, 2007, approximately 43% of its outstanding Units were held by Non-Residents.

ACE, a Resident, currently owns 20.1% of the issued and outstanding Units. Pursuant to the Offering, 20.4 million Units held by ACE (representing 10.2% of the issued and outstanding Units) will be offered and sold by the Underwriters to the public. The Underwriters have agreed in the Underwriting Agreement that a maximum of 4.4 million Units will be offered and sold by the Underwriters to purchasers, whether beneficially or of record, that are Non-Residents, which will increase the level of Non-Resident ownership in the Fund. While at least 16 million Units will be offered and sold in the Offering by the Underwriters to purchasers, whether beneficially or of record, that are Residents, such purchasers may subsequently transfer such Units to Non-Residents, which would further increase the level of Non-Resident ownership in the Fund. To the extent that the demand for Units in the market is from Non-Residents, a significant portion of the Units sold in the Offering to purchasers that are Residents could eventually be acquired by Non-Residents. The Offering therefore increases the risk that the measures described above would have to be implemented by the Trustees. In the absence of such measures, the Fund may no longer comply with non-resident ownership limitations and lose its status as a mutual fund trust should Non-Residents become the beneficial owners of more than 49.9% of the Units. There can be no assurance that any measure described above and implemented by the Trustees would prevent the Fund from losing its mutual fund trust status.

Should the Fund lose its status as a mutual fund trust, it would have negative consequences for the Fund and Unitholders, including:

- the imposition of entity level taxation at a rate of 36% starting at the beginning of the fiscal year in which the Fund is deemed to have lost its mutual fund trust status;

- the Units ceasing to be "qualified investments" for RRSPs and other deferred plans and, consequently, the deferred plans becoming subject to tax on all income emanating from the ownership or disposition of the Units and either (i) the plans becoming subject to a 1% monthly tax on the value of the Units until they are disposed of, or (ii) if the plans acquire the Units after the loss of status, the beneficiaries of the plans being required to include in their income the value of the Units;

- the Units becoming "taxable Canadian property" and, consequently, Non-Resident Unitholders being taxable upon the sale of their Units unless the gain was exempted from tax under the terms of an applicable income tax treaty; and

- Non-Resident Unitholders being required to obtain clearance certificates under section 116 of the Tax Act in connection with any sale of Units and purchasers of Units being potentially liable for taxes if they acquired the Units from Non-Resident Unitholders without effecting applicable withholding and remittance to the Canada Revenue Agency.

Given the risk that the level of Non-Resident ownership in the Fund may ultimately reach or exceed 49.9% as a result of additional Units being purchased on the public markets or otherwise by Non-Residents, and in order to ensure that the Fund's capital structure is efficient and that Unitholder value is being maximized, the Fund announced on March 4, 2008 that it would retain financial advisors to conduct an in-depth analysis with respect to a potential reorganization of the Fund's income trust structure to a corporate structure. Following this announcement, the Fund has retained RBC Dominion Securities Inc. and TD Securities Inc. as financial advisors and is currently conducting its analysis. Although no final decision has been made at this time, the review may lead to a recommendation in the near future that Unitholders approve a conversion to a corporation. Conversion to a corporation would involve the replacement of the current distribution policies of the Fund, the Trust and Aeroplan with the dividend policy of the successor corporation and would most likely result in a decrease in the cash amount distributed compared with the current distributions of the Fund. See "Recent Developments – Potential Reorganization to a Corporate Structure".

Should the Fund proceed with a conversion to a corporation, the Non-Resident ownership limitations described above would no longer apply.

Future Sales or Distributions of Units by ACE

ACE holds 20.1%, and following the Closing of the Offering will hold 9.9% of the outstanding Units which can be sold by ACE, subject to certain legal requirements. ACE has also been granted certain registration rights by the Fund under the Investor Liquidity Agreement. If ACE sells or distributes substantial amounts of Units in the public market, the market price of the Units could fall. The perception among the public that these sales or distributions will occur could also produce such effect.

Dependence on Aeroplan and LMG

The Fund is an unincorporated open-ended trust which is entirely dependent on the operations and assets of Aeroplan and its affiliated entities, including LMG, through the indirect ownership of 100% of the issued and outstanding units of Aeroplan. Cash distributions to Unitholders will be dependent on, among other things, the ability of the Trust to make cash distributions in respect of the Trust Units, which, in turn, is dependent on Aeroplan making cash distributions. The ability of Aeroplan or the Trust to make cash distributions or other payments or advances will be subject to applicable laws and regulations and contractual restrictions contained in the instruments governing any indebtedness of those entities.

Cash Distributions Are Not Guaranteed and Will Fluctuate with the Business Performance

Although the Fund intends to distribute cash distributions received in respect of the Trust Units, less expenses and amounts, if any, paid in connection with the redemption of Units, there can be no assurance regarding the amounts of income to be generated or ultimately distributed to the Fund. The actual amount distributed in respect of the Units is not guaranteed and will depend upon numerous factors, including operating cash flows, profitability and its ability to sustain Adjusted EBITDA margins and the fluctuations in working capital and capital expenditures, all of which are susceptible to a number of risks.

If the Fund elects to convert from its current income trust structure to a corporate structure, the current distribution policies of the Fund, the Trust and Aeroplan would be replaced by the dividend policy of the successor corporation. This new dividend policy of the successor corporation would most likely result in a decrease in the cash amount distributed compared with the current distributions of the Fund.

Nature of Fund Units

The Units do not represent a direct investment in the business of Aeroplan or LMG and should not be viewed by investors as direct securities thereof. As holders of Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Units represent a fractional interest in the Fund. The Fund's primary assets are Trust Units and Trust Notes. The price per Unit is a function of anticipated distributable income.

The Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Liability

The Fund Declaration of Trust provides that no Unitholder shall be subject to any liability whatsoever to any person in connection with a holding of Units. However, in jurisdictions outside the Provinces of Ontario, Québec, British Columbia and Alberta, there remains a risk, which is considered by the Fund to be remote in the circumstances, that a Unitholder could be held personally liable, despite such statement in the Fund Declaration of Trust, for the obligations of the Fund to the extent that claims are not satisfied out of the assets of the Fund. The affairs of the Fund are conducted to seek to minimize such risk wherever possible.

Income Tax Matters

No assurance can be given that Canadian federal and/or provincial income tax law respecting income trusts and other flow-through entities will not be further changed in a manner which adversely affects the Fund and its Unitholders.

The Fund Declaration of Trust provides that a sufficient amount of the Fund's net income and net realized capital gains shall be distributed each year to Unitholders in order to eliminate the Fund's liability for tax under Part I of the Tax Act. Where such amount of net income and net realized capital gains of the Fund in a taxation year exceeds the cash available for distribution in the year, such excess net income and net realized capital gains will be distributed to Unitholders in the form of additional Units. Unitholders are generally required to include an amount equal to the fair market value of those Units in their taxable income, in circumstances when they do not directly receive a cash distribution.

SIFT Rules

On October 31, 2006, the Minister of Finance (Canada) announced a "Tax Fairness Plan" which, in part, proposed changes to the manner in which certain flow-through entities and the distributions from such entities are taxed. Bill C-52, Budget Implementation Act, 2007, which received Royal Assent on June 22, 2007, contained the SIFT Rules, which are designed to implement these proposals. Under the SIFT Rules, the Fund, as a publicly traded income trust, is considered a SIFT and will be subject to trust level taxation as of January 1, 2011 at a rate comparable to the combined federal and provincial corporate tax rate on certain types of income. In addition, the taxable distributions received by Unitholders will be treated as taxable dividends from a taxable Canadian corporation.

The SIFT Rules could become effective on a date earlier than January 1, 2011 if the Fund is deemed to have undergone "undue expansion" during the period from November 1, 2006 to December 31, 2010, as described in the Normal Growth Guidelines issued by Finance on December 15, 2006.

On June 26, 2007, the ministère des Finances (Québec) published Information Bulletin 2007-5 confirming that Québec's tax legislation will be harmonized with the SIFT Rules but that a separate Québec tax regime relating to SIFT entities will be implemented. More specifically, the ministère des Finances (Québec) has announced that a SIFT with an establishment in Québec at any time in a taxation year will be subject to a Québec tax at a rate generally equal to the Québec tax rate relating to corporations and that a business allocation formula based on the gross income of a SIFT and the wages and salaries it pays, similar to the one used for the purposes of determining the tax payable by a corporation that has activities in Québec and outside Québec, will apply to determine the tax payable to Québec by a SIFT that has, in a taxation year, an establishment both in Québec and outside Québec. On February 26, 2008, Finance announced changes to the SIFT Rules that will among other things, result in harmonization between the SIFT Rules and the separate Québec tax regime relating to SIFT entities.

There can be no assurance that the Fund will be able to retain the benefit of the deferred application of the SIFT Rules until 2011. Loss of the benefit of the deferred application of the SIFT Rules until 2011 could have a material and adverse effect on the value of the Units.

Although this was likely not the intent of the SIFT Rules proposed by Finance, there can be no assurance that the SIFT Rules, as they currently read, may not be interpreted and applied in a manner that would cause the Trust and Aeroplan to be considered SIFTs. On December 20, 2007, Finance announced proposed technical amendments to the SIFT Rules to, among other things, clarify that trusts and partnerships, such as the Trust and Aeroplan, that are not publicly traded and that are wholly-owned by, among other entities, SIFTs, are not considered to be SIFTs. No assurance may be given that these proposed amendments will be enacted as currently proposed or at all. See "Certain Canadian Federal Income Tax Considerations - SIFT Rules".

The SIFT Rules may have an adverse impact on the Fund, the Trust, Aeroplan and the Unitholders, on the value of the Units and on the ability of the Fund, the Trust and Aeroplan to undertake financings and acquisitions, and, at such time as the SIFT Rules apply, the Distributable Cash of the Fund may be materially reduced. The effect of the recently enacted SIFT Rules on the market for the Units is uncertain.

Investment Eligibility

There can be no assurance that the Units will continue to be qualified investments for Plans under the Tax Act. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments by Plans.

Nature of Distributions

The after-tax return for any Units owned by Unitholders which are subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the Fund (portions of which may be fully or partially taxable or may be tax deferred). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to Unitholders. The SIFT Rules will apply a tax on certain income earned by a specified investment flow through trust ("SIFT Trust") or partnership, and treat the taxable distributions of such income received by investors in such entities as taxable dividends. The SIFT Rules do not change the tax treatment of distributions that are in excess of the taxable income of a SIFT Trust. The SIFT Rules generally do not apply to income trusts, the Units of which were publicly traded as of October 31, 2006, such as the Fund, until January 1, 2011, subject to compliance with the Normal Growth Guidelines released by Finance on December 15, 2006, as may be amended from time to time.

Dilution of Existing Unitholders

The Fund Declaration of Trust authorizes the Fund to issue an unlimited number of Units for that consideration and on those terms and conditions as shall be established by the Trustees without the approval of any Unitholders. The Unitholders have no pre-emptive rights in connection with such further issues.

Conversion to Corporate Structure

Given the risk that the level of Non-Resident ownership in the Fund may ultimately reach or exceed 49.9% as a result of additional Units being purchased on the public markets or otherwise by Non Residents, and in order to ensure that the Fund's capital structure is efficient and that Unitholder value is being maximized, the Fund has retained RBC Dominion Securities Inc. and TD Securities Inc. as financial advisors and is currently conducting an in-depth analysis with respect to a potential reorganization of the Fund's income trust structure to a corporate structure. Although no final decision has been made at this time, the review may lead to a recommendation in the near future that Unitholders approve a conversion to a corporation.

If such a recommendation were to be approved and implemented, the Fund's income trust structure would be reorganized into a corporation and the Unitholders would become shareholders of that corporation which would own all of the Units of the Fund. Each Unitholder would exchange its Units for shares of the successor corporation. It is expected that the reorganization would be made on a tax-free rollover basis, subject to the filing of any required tax elections. The reorganization would be subject to approval of the Unitholders and to such other approvals as may be required, including regulatory, stock exchange and court approvals.

In connection with the reorganization, the current distribution policies of the Fund, the Trust and Aeroplan described under "Distributions" in the Annual Information Form incorporated by reference in this short form prospectus would be replaced by the dividend policy of the successor corporation. This new dividend policy of the successor corporation would most likely result in a decrease in the cash amount distributed compared with the current distributions of the Fund.

The reorganization would result in the conversion of the Fund into an entity that would be subject to Canadian federal and provincial income tax.

The reorganization may have an adverse impact on the market price of the Units.

BOOK-BASED SYSTEM

Registration of interests in and transfers of the Units will only be made through the book-based system administered by CDS, the whole subject to applicable law. On or about the date of closing of the Offering, the Fund and the Selling Unitholder will deliver to CDS a certificate evidencing the aggregate number of Units purchased under this Offering. Units must be purchased, transferred and surrendered for redemption, exchange or retraction through a CDS Participant. All rights of an owner of Units must be exercised through, and all payments or other property to which such owner is entitled will be made or delivered by, CDS or the CDS Participant through which the owner holds units. Upon a purchase of any Units, the owner will receive only the customary confirmation. References in this short form prospectus to a Unitholder of Units means, unless the context otherwise requires, the owner of the beneficial interest in such securities.

The ability of a beneficial owner of Units to pledge such securities or otherwise take action with respect to such owner's interest in such securities (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

The Fund has the option to terminate registration of the Units through the book-based system, in which event certificates for Units in fully registered form will be issued to the beneficial owners of such units or their nominees.

EXPERTS

Certain legal matters relating to the Offering will be passed upon on behalf of ACE and the Fund by Stikeman Elliott LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP. As of the date hereof, the partners and associates of Stikeman Elliott LLP, as a group, and Osler, Hoskin & Harcourt LLP, as a group, beneficially own, directly and indirectly, less than 1% of the securities of the Fund, or any associated party or affiliate of the Fund outstanding at such date.

PROMOTER

Aeroplan may be considered to be a promoter of the Fund for the purposes of applicable securities legislation by reason of Aeroplan's initiative in organizing the business and affairs of the Fund.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Units is CIBC Mellon Trust Company at its principal transfer offices in Montreal, Toronto, Vancouver, Calgary and Halifax.

AUDITORS

The independent auditors of the Fund are PricewaterhouseCoopers LLP, Chartered Accountants, Montreal, Québec.

PURCHASER'S STATUTORY RIGHTS OF RESCISSION AND WITHDRAWAL

Securities legislation in certain provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read this short form prospectus of Aeroplan Income Fund (the "Fund") dated April ●, 2008 relating to the sale of Units of the Fund by ACE Aviation Holdings Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the Unitholders of the Fund on the consolidated statement of financial position of the Fund as at December 31, 2007 and December 31, 2006 and the Fund's consolidated statements of operations, unitholders' equity, comprehensive income and restated cash flows for the years ended December 31, 2007 and December 31, 2006. Our report is dated March 3, 2008 (except as to note 22 which is as of March 31, 2008).

PricewaterhouseCoopers LLP
Chartered Accountants
Montreal, Québec
April ●, 2008

CERTIFICATE OF THE ISSUER

April 8, 2008

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces and territories of Canada.

AEROPLAN INCOME FUND

By: (Signed) Rupert Duchesne
President and Chief Executive Officer,
Aeroplan Holding GP Inc.

By: (Signed) David L. Adams
Executive Vice-President and Chief Financial Officer,
Aeroplan Holding GP Inc.

On behalf of the Board of Trustees

By: (Signed) Roman Doroniuk
Trustee

By: (Signed) John Forzani
Trustee

CERTIFICATE OF THE PROMOTER

April 8, 2008

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces and territories of Canada.

AEROPLAN LIMITED PARTNERSHIP

By: (Signed) Rupert Duchesne
President and Chief Executive Officer of
Aeroplan Holding GP Inc., the general partner of
Aeroplan Limited Partnership

By: (Signed) David L. Adams
Executive Vice-President and Chief Financial Officer of
Aeroplan Holding GP Inc., the general partner of
Aeroplan Limited Partnership

On behalf of the Board of Directors of Aeroplan Holding GP Inc.,
the general partner of Aeroplan Limited Partnership

By: (Signed) Roman Doroniuk
Director

By: (Signed) John Forzani
Director

CERTIFICATE OF THE UNDERWRITERS

April 8, 2008

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces and territories of Canada.

RBC Dominion Securities Inc.	CIBC World Markets Inc.
By: (Signed) Jean-Marc Bougie	By: (Signed) Charles St-Germain
BMO Nesbitt Burns Inc.	TD Securities Inc.
By: (Signed) Jeffrey P. Watchorn	By: (Signed) Luc Ouellet
National Bank Financial Inc.	Scotia Capital Inc.
By: (Signed) Enrico Pallotta	By: (Signed) Eric Michaud
Canaccord Capital Corporation	Raymond James Ltd.
By: (Signed) Jean-Yves Bourgeois	By: (Signed) William Murray

Blackmont Capital Inc.	Desjardins Securities Inc.	Dundee Securities Corporation	Research Capital Corporation
By: (Signed) Charles Pennock	By: (Signed) Gary Littlejohn	By: (Signed) Benn Mikula	By: (Signed) P. Gage Jull



VISA

Fonds de revenu Aéroplan

L'Autorité des marchés financiers octroie son visa pour le prospectus simplifié provisoire de l'émetteur susmentionné daté du 8 avril 2008 (le « prospectus provisoire »).

En outre, le présent visa fait foi du visa du prospectus provisoire de la Commission des valeurs mobilières de l'Ontario.

Le prospectus provisoire a été déposé en vertu du *Règlement 11-102 sur le régime de passeport* en **Colombie Britannique**, en **Alberta**, en **Saskatchewan**, au **Manitoba**, au **Nouveau-Brunswick**, en **Nouvelle-Écosse**, à **l'Île-du-Prince-Édouard** à **Terre-Neuve et Labrador**, aux **Territoires du Nord-Ouest**, au **Yukon** et au **Nunavut**. Le visa du prospectus provisoire est réputé octroyé par l'autorité de chacun de ces territoires lorsque les conditions prévues par le Règlement sont réunies.

Fait à Montréal, le 8 avril 2008.

(s) Benoit Dionne

Benoit Dionne
Chef du Service du financement des sociétés

DÉCISION N° 2008-MC-0520

SEDAR N° 1245933

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155


RECEIVED

CONFIRMATION LETTER

April 10, 2008

TO:

X	British Columbia	X	New Brunswick		
X	Alberta	X	Nova Scotia		TSX Venture
X	Saskatchewan	X	Prince Edward Island		
X	Manitoba	X	Newfoundland	X	TSE
X	Ontario	X	North West Territories		
X	Quebec	X	Yukon		
		X	Nunavut		

Dear Sir / Madam,

RE: Aeroplan Income Fund

On April 10, 2008, the following item was sent by prepaid mail to all shareholders of the above-mentioned Company, who have requested to be added to the Company's mailing list:

X 2007 Annual Report

On April 4, 2008, an electronic message containing a link to the following item was sent to all shareholders of the above-mentioned Company, who elected to receive documents in electronic format:

X 2007 Annual Report

Yours very truly
CIBC MELLON TRUST COMPANY

(s) Oudomphone Phomphakdy (Ting)
Associate Manager
Client Relations
Tel: (514) 285-3649

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any U.S. state securities laws and may not be offered, sold or delivered within the United States except in compliance with an exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. Accordingly, the securities will only be offered and sold within the United States pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder. See "Plan of Distribution".

***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Aeroplan Income Fund, at 5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2, telephone: 514 205-7315, and are also available electronically at www.sedar.com.*

SHORT FORM PROSPECTUS

Secondary Offering

April 15, 2008



AEROPLAN INCOME FUND

$357,000,000

20,400,000 Units

This short form prospectus qualifies the distribution by ACE Aviation Holdings Inc. ("ACE" or the "Selling Unitholder") of 20,400,000 units (the "Offered Units") of Aeroplan Income Fund (the "Fund") at a price of $17.50 per Offered Unit (the "Offering"). The Fund and Aeroplan (as is hereinafter defined) will not receive any proceeds pursuant to this Offering. See "Plan of Distribution". The Fund is an unincorporated open-ended trust established under the laws of the Province of Ontario and indirectly holds 100% of the outstanding limited partnership units of Aeroplan Limited Partnership ("Aeroplan"). ACE currently holds 20.1% of the issued and outstanding units of the Fund (the "Units"). After giving effect to the Offering, ACE will hold 9.9% of the issued and outstanding Units. See "Selling Unitholder" and "Plan of Distribution". The head office of the Fund is located at 5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada H4A 3T2.

The outstanding Units are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "AER.UN". On April 2, 2008, the last trading day before the announcement of the Offering, the closing price of the Units on the TSX was $18.00 per Unit.

RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., TD Securities Inc., National Bank Financial Inc., Scotia Capital Inc., Canaccord Capital Corporation, Raymond James Ltd., Blackmont Capital Inc., Desjardins Securities Inc., Dundee Securities Corporation and Research Capital Corporation (collectively, the "Underwriters") have agreed to purchase the Offered Units from ACE subject to the terms and conditions set forth in an underwriting agreement dated April 8, 2008 among ACE, the Fund, Aeroplan Trust (the "Trust"), Aeroplan, Aeroplan Holding GP Inc. ("Aeroplan GP") and the Underwriters (the "Underwriting Agreement") referred to under "Plan of Distribution". The price at which the Units are being offered hereunder was determined by negotiation between ACE and the Underwriters with reference to the market price of the Units. Subject to applicable laws and in connection with this Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Offered Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Price: $17.50 per Unit

	Price to the Public(1)	Underwriters' Fee(2)	Net proceeds to ACE(1)(2)
Per Offered Unit	$17.50	$0.70	$16.80
Total	$357,000,000	$14,280,000	$342,720,000

(1) Before deducting the expenses of the Offering of approximately $400,000 (excluding the Underwriters' fee), which will be paid by Aeroplan in accordance with the terms of the Investor Liquidity Agreement (as is hereinafter defined).

(2) The Underwriters' fees will be paid by ACE.

The Underwriters, as principals, conditionally offer the Offered Units, subject to prior sale, if, as and when sold and delivered by ACE to, and accepted by, the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters on behalf of ACE and the Fund by Stikeman Elliott LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. The Offering will be conducted under the book-based system. Upon a purchase of any Offered Units, the owner will receive only the customary confirmation from the registered dealer from or through whom the Offered Units are purchased and who is a participant in the depository service of CDS Clearing and Depository Services Inc. ("CDS"). CDS will record the CDS participants ("CDS Participants") who hold the Offered Units on behalf of owners who have purchased or transferred the Offered Units in accordance with the book-based system. Closing of the Offering is expected to occur on or about April 21, 2008 ("Closing"), or such later date as ACE, the Fund and the Underwriters may agree, but in any event no later than April 30, 2008.

RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., TD Securities Inc., National Bank Financial Inc., Scotia Capital Inc. and Desjardins Securities Inc. are subsidiaries or affiliates of lenders that have made credit facilities available to Aeroplan. RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc. and TD Securities Inc. are subsidiaries or affiliates of lenders that have made credit facilities available to Air Canada, a subsidiary of ACE. Accordingly, under applicable securities laws, each of the Fund and ACE may be considered a "connected issuer" of such Underwriters. See "Plan of Distribution".

All monetary amounts used herein are in Canadian dollars, unless otherwise indicated.

A return on a unitholder's (a "Unitholder") investment in Units is not comparable to the return on an investment in a fixed-income security. The recovery of a Unitholder's initial investment is at risk, and the anticipated return on a Unitholder's investment is based on many performance assumptions. Although the Fund intends to make distributions of its available cash to its Unitholders, these cash distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors including Aeroplan's operating cash flows, profitability, fluctuations in its working capital, its obligations under applicable credit facilities, sustainability of its margins and capital expenditures. In addition, the market value of the Units may decline if the Fund is unable to meet its cash distribution targets in the future, and that decline may be significant. See "Risk Factors" and "Recent Developments — Potential Reorganization to a Corporate Structure".

It is important for Unitholders to consider the particular risk factors that may affect the loyalty marketing industry in which Aeroplan operates, and therefore the stability of the distributions that they receive. See "Risk Factors".

For Canadian federal income tax purposes, the after-tax return from an investment in Units to Unitholders of the Fund will depend, in part, on the composition for tax purposes of distributions paid by the Fund (portions of which may be fully or partially taxable or may be tax-deferred). That composition may change over time, thus affecting a Unitholder's after-tax return. Income distributions are generally taxed as ordinary income in the hands of a Canadian-resident Unitholder. Amounts in excess of the income of the Fund that are paid to a Canadian-resident Unitholder are generally tax-deferred (and reduce the Unitholder's cost base in the Units for tax purposes). See "Certain Canadian Federal Income Tax Considerations".

On June 22, 2007, Bill C-52 An Act to implement certain provisions of the budget tabled in Parliament on March 19, 2007, received Royal Assent. Bill C-52 included legislative provisions previously released on December 21, 2006, providing for a tax on certain income earned by "specified investment flow-through" ("SIFT") trusts or partnerships, as well as generally taxing the taxable distributions received by investors from such entities as taxable dividends (the "SIFT Rules"). The SIFT Rules do not apply to an income trust, the units of which were publicly listed as of October 31, 2006, until 2011, subject to compliance with the Normal Growth Guidelines, as discussed further herein. See "Certain Canadian Federal Income Tax Considerations — SIFT Rules" and "Risk Factors — Risks Related to the Structure of the Fund — Income Tax Matters".

The Fund has retained financial advisors and is currently conducting an in-depth analysis with respect to a potential reorganization of the Fund's income trust structure to a corporate structure. See "Recent Developments — Foreign Ownership Limitations" and "Recent Developments — Potential Reorganization to a Corporate Structure".

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Fund, at 5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2, telephone: 514 205-7315 and are also available electronically at www.sedar.com.

The following documents of the Fund, filed by the Fund with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) Annual Information Form of the Fund dated March 28, 2008 (the "Annual Information Form");

(b) Restated Audited Consolidated Financial Statements of the Fund for the years ended December 31, 2007 and 2006, together with the notes thereto and the auditors' report thereon;

(c) Restated Management's Discussion and Analysis of the financial condition and results of operations of the Fund for the years ended December 31, 2007 and 2006 (the "Management's Discussion and Analysis"); and

(d) Management Information Circular of the Fund dated February 15, 2007 in connection with the annual meeting of Unitholders of the Fund held on March 27, 2007.

Any documents of the type referred to above as well as any business acquisition reports and any material change reports (excluding confidential material change reports) subsequently filed by the Fund with securities regulatory authorities in Canada, after the date of this short form prospectus and prior to the completion or withdrawal of the Offering hereunder, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded.

ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott LLP, counsel to the Fund and ACE, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, provided that, on the date of issue, the Fund is a mutual fund trust under the *Income Tax Act* (Canada) (the "Tax Act"), the Offered Units will be, on that date, qualified investments under the Tax Act for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds, deferred profit sharing plans, registered education savings plans and registered disability savings plans (the "Plans").

NON-GAAP MEASURES

The terms "Adjusted EBITDA", "Distributable Cash" and "Standardized Distributable Cash" (collectively, the "Non-GAAP Measures") are financial measures used in this short form prospectus or the documents incorporated by reference in this short form prospectus that are not recognized by Canadian generally accepted accounting principles ("GAAP"). "Adjusted EBITDA", "Distributable Cash" and "Standardized Distributable Cash", as used in this short form prospectus or in the documents incorporated by reference in this short form prospectus, may not be comparable to similar measures presented by other issuers.

Since Aeroplan completed the acquisition of Loyalty Management Group Limited ("LMG") on December 20, 2007, the results of LMG for the 11 days ended December 31, 2007 have not been included in the Fund's statement of earnings, as they are not material. As a result, Adjusted EBITDA, Distributable Cash, Standardized Distributable Cash, Change in deferred revenue, Gross Billings and Change in Future Redemption Costs used in the calculation of Adjusted EBITDA, Distributable Cash and Standardized Distributable Cash, as applicable and included in the Management's Discussion and Analysis incorporated by reference in this short form prospectus, refer only to the results of Aeroplan and exclude any results related to LMG for the year ended December 31, 2007.

Earnings before interest, taxes, depreciation and amortization adjusted for certain factors particular to Aeroplan's business, such as changes in deferred revenue and Future Redemption Costs ("Adjusted EBITDA"), is used by the management of Aeroplan (the "Management") to evaluate performance, to measure compliance with debt covenants and to make decisions relating to distributions to Unitholders. Management believes that Adjusted EBITDA assists investors in comparing the performance of the Fund on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods and non-operating factors such as historical cost.

Change in deferred revenue is calculated as the difference between Gross Billings less Aeroplan Miles (as is hereinafter defined) issued since January 1, 2002 and Nectar Points (as is hereinafter defined) revenue recognized as a result of reward redemption activity and recognition of Breakage (as is hereinafter defined). "Gross Billings" means gross proceeds from the sale of Aeroplan Miles or the currency (the "Nectar Points") accumulated by members under the loyalty marketing program (the "Nectar Program") owned and operated by LMG, as applicable.

Adjusted EBITDA is not a measurement based on GAAP and is not considered an alternative to operating income or net income determined in accordance with GAAP as an indicator of the Fund's performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows because it does not account for the impact of working capital growth, capital expenditures, debt repayments and other sources and uses of cash, which are disclosed in the statements of cash flows.

"Future Redemption Costs" means the total estimated liability of the future cost of rewards in respect of the miles (the "Aeroplan Miles") accumulated by members of Aeroplan under the loyalty marketing program operated by Aeroplan

(the "Aeroplan Program") since January 1, 2002 and the Nectar Points which have been sold and remain outstanding, net of Breakage, and valued at the latest available Average Cost of Rewards per Mile experienced during the most recent quarter (for interim periods) or fiscal year (for annual reporting purposes). "Average Cost of Rewards per Mile" means, for any reporting period, the cost of rewards for the period divided by the number of Aeroplan Miles and Nectar Points redeemed for rewards during the period.

As a result, Future Redemption Costs and the change in Future Redemption Costs must be calculated at the end of any given period and for that period. The simple addition of sequential inter-period changes to arrive at a cumulative change for a particular period may result in inaccurate results depending on the fluctuation in the Average Cost of Rewards per Mile redeemed for the period in question.

"Distributable Cash" for a given period will consist, in general, of Aeroplan's Adjusted EBITDA for the particular period less any estimated cash amounts required for debt service obligations of Aeroplan, if any, other expense obligations, maintenance capital expenditures, taxes, reserves (including amounts on account of the Aeroplan Miles redemption reserve and reserves intended to stabilize distributions to Unitholders), and such other amounts as may be considered appropriate by Aeroplan GP. "Distributable Cash" is a Non-GAAP Measure generally used by Canadian open-ended trusts as an indicator of financial performance. It should not be seen as a measurement of liquidity or a substitute for comparable metrics prepared in accordance with GAAP. The Fund's method of calculating distributable cash may differ from similar calculations as reported by other entities and, accordingly, may not be comparable to distributable cash as reported by such entities

"Standardized Distributable Cash" is a non-GAAP measure recommended by the Canadian Institute of Chartered Accountants in order to provide a consistent and comparable measurement of distributable cash across entities. "Standardized Distributable Cash" is defined as cash flows from operating activities, as reported in accordance with GAAP, less adjustments for: (a) total capital expenditures as reported in accordance with GAAP; and (b) restrictions on distributions arising from compliance with financial covenants restrictive at the date of the calculation of Standardized Distributable Cash.

Investors are cautioned that the Non-GAAP Measures are not alternatives to measures under GAAP and should not, on their own, be construed as an indicator of performance or cash flows or a measure of liquidity of Aeroplan. These Non-GAAP Measures should only be used in conjunction with the financial statements incorporated by reference in this short form prospectus.

For a reconciliation of Adjusted EBITDA to operating income and a reconciliation of Distributable Cash to cash flows from operations, see "Selected Annual Information and Reconciliation of Adjusted EBITDA and Distributable Cash" in the Management's Discussion and Analysis which is incorporated by reference in this short form prospectus.

FORWARD-LOOKING STATEMENTS

This short form prospectus includes forward-looking statements within the meaning of applicable securities laws. These statements relate to analyses and other information that are based on forecasts of future results or events and estimates of amounts not yet determinable. These statements may involve, but are not limited to, comments relating to strategies, expectations, planned operations or future actions.

These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business and its corporate structure. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, dependency on top three partners that purchase loyalty marketing services, including Aeroplan Miles and Nectar Points (the "Accumulation Partners)", Air Canada or travel industry disruptions, reduction in activity, usage and accumulation of Aeroplan Miles or Nectar Points, retail market or economic downturn, greater than expected redemptions for rewards, industry competition, supply and capacity costs, unfunded Future Redemption Costs, changes to the Aeroplan and Nectar Programs, seasonal nature of the business, regulatory matters, VAT appeal, appointment rights of ACE, foreign ownership limitations and impact on mutual fund trust status and value and liquidity of Units, future sales or distributions of Units by ACE, income tax matters, SIFT Rules (as hereinafter defined), conversion to corporate structure

as well as the other factors identified throughout this short form prospectus or in the documents incorporated by reference herein. The forward-looking statements contained herein represent Management's expectations as of the date of this short form prospectus, and are subject to change after such date. However, each of the Fund and Aeroplan disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws. See "Risk Factors".

DESCRIPTION OF THE FUND

The Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario by a declaration of trust dated May 12, 2005 and amended by an amended and restated declaration of trust dated June 21, 2005 (the "Fund Declaration of Trust").

The principal and head office of the Fund is located at 5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2.

The following chart illustrates the structure of the Fund as at April 14, 2008 (including jurisdiction of establishment or incorporation of the various entities) after giving effect to the Offering. For simplification purposes, this chart omits certain wholly-owned holding companies.



Public
ACE Aviation Holdings Inc.
(Canada)
90.1%
9.9%
Aeroplan
Income Fund
(Ontario)
100%
Aeroplan Trust
(Ontario)
100.0%
Aeroplan Holding
GP Inc.
(Canada)
0.0000005%
99.9999995%
Aeroplan Limited Partnership
(Québec)
100%
Loyalty Management Group
Limited(1)
(UK)

(1) This diagram includes the consolidated group at the LMG level.

BUSINESS OF THE FUND

The Fund is entirely dependent upon the operations and financial condition of its subsidiaries, including Aeroplan and LMG.

Business of Aeroplan

Aeroplan is Canada's premier loyalty marketing company. Aeroplan provides its Accumulation Partners with loyalty marketing services to attract and retain customers and to stimulate demand for these partners' products and services. Aeroplan's objective is to offer (i) its Accumulation Partners superior value relative to other marketing alternatives through access to Aeroplan's member base, and (ii) the design and execution of marketing programs aimed at increasing revenue, market share and customer loyalty.

The Aeroplan Program is one of Canada's longest standing loyalty programs. It was founded in 1984 by Air Canada, Canada's largest domestic and full-service international airline, to manage the airline's frequent flyer program. Aeroplan benefits from its unique strategic relationship with Air Canada in addition to its contractual arrangements with leading Accumulation Partners and Redemption Partners (as is hereinafter defined) (the "Commercial Partners") including AMEX, CIBC, Home Hardware, Imperial Oil (Esso), Star Alliance® member airlines and numerous hotel chains and car rental companies.

Aeroplan offers its over four million active members the ability to accumulate Aeroplan Miles throughout its Accumulation Partner network through purchases of products and services. Aeroplan sells loyalty marketing services, including Aeroplan Miles, to its extensive network of Accumulation Partners, representing brands in credit and charge card, airline, and other industries. Today, credit and charge card partners generate the majority of Aeroplan's Gross Billings. Once members have accumulated a sufficient number of Aeroplan Miles, they can redeem through Aeroplan such Aeroplan Miles for air travel and other attractive rewards offered by certain Redemption Partners to Aeroplan members. "Redemption Partners" means partners that offer air travel and other rewards to members upon redemption of their Aeroplan Miles or Nectar Points.

Business of LMG

LMG is primarily engaged in the operation of multi-partner coalition loyalty programs and the provision of related analytical services to retailers and their suppliers. LMG currently operates in the following principal areas: (i) the Nectar Program; (ii) Insight & Communication; and (iii) Rewards Management Middle East Limited ("RMMEL"). LMG also owns the worldwide rights, trademarks and other intellectual property of the Air Miles brand and receives royalty income from these assets.

The Nectar Program is the United Kingdom's leading coalition loyalty program. It was launched in September 2002 and enables its over 10 million active members to earn Nectar Points for making everyday household purchases at leading retailers and service providers. Current Accumulation Partners include household names such as American Express, BP, EDF Energy, Ford and Sainsbury's. Members can then redeem Nectar Points with Redemption Partners for rewards ranging from merchandise and shopping discounts to flights and admissions to leisure attractions.

The Insight & Communication business was established in 2007 to provide analytical services to retailers and their suppliers. The business combines customer data, usually, but not exclusively, generated through a loyalty card program, and electronic point of sale data generated when specific goods and services are purchased including their price, location and time of purchase. This data is then analysed and the insight generated used to enhance decision making in the pricing, ranging, assortment, supply and promotion of products for resale by large retail companies.

RMMEL manages loyalty programs under the Air Miles Shopping Rewards Trademark. RMMEL operates in Middle Eastern markets, principally the United Arab Emirates, Bahrain and Qatar. On January 17, 2008 LMG increased its interest in RMMEL from the 20% held as at December 31, 2007 to 60%.

RECENT DEVELOPMENTS

Foreign Ownership Limitations

In order for the Fund to maintain its status as a mutual fund trust under the *Income Tax Act* (Canada) (the "Tax Act"), the Fund must not be established or maintained primarily for the benefit of non-residents of Canada ("Non-Residents") within the meaning of the Tax Act. Accordingly, for as long as is required by the Tax Act to meet such test, the Fund Declaration of Trust provides that at no time may Non-Residents be the beneficial owners of more than 49.9% of the Units.

The trustees of the Fund (the "Trustees") may take such actions as are required to ensure that the Non-Resident ownership limitation is not contravened, including the following: (i) requiring residency declarations from Unitholders, (ii) refusing to accept a subscription for Units from or issue or register a transfer of Units to a Non-Resident, (iii) imposing other limits on Unit ownership by Non-Residents and (iv) requiring Non-Resident Unitholders to dispose of all or a portion of their Unit holdings. In any situation where it is unclear whether Units are held for the benefit of Non-Resident beneficial unitholders, the Trustees may exercise their discretion in determining whether such Units are or are not so held. See "Description of the Fund — Limitation on Non-Resident Ownership" in the Annual Information Form which is incorporated by reference in this prospectus for further details relating to the measures that could be implemented by the Trustees.

These restrictions may limit (or inhibit the exercise of) the rights of Non-Residents to acquire Units, to exercise their rights as Unitholders and to initiate and complete take-over bids in respect of the Units. As a result, these restrictions may limit the demand for Units from certain investors and thereby adversely affect the liquidity and market value of the Units held by the public.

Management regularly monitors the level of Non-Resident ownership of the Fund through declarations obtained from market intermediaries. Given the limitations in the securities registration system and the lack of any process for real-time residency information to flow to the transfer agent of the Fund, the Fund is of the view that the periodic declarations received from various market intermediaries are currently the most appropriate method of determining the residency status of its Unitholders. Since the initial public offering of the Fund (the "Initial Public Offering"), the number of Units held by Non-Residents has grown significantly to levels which may eventually jeopardize the Fund's compliance with Non-Resident ownership limitations. Based on information obtained from market intermediaries, the Fund estimates that as of March 31, 2008, approximately 41% of its outstanding Units were held by Non-Residents.

ACE, a resident of Canada for the purposes of the Tax Act (a "Resident"), currently owns 20.1% of the issued and outstanding Units. Pursuant to the Offering, 20.4 million Units held by ACE (representing 10.2% of the issued and outstanding Units) will be offered and sold by the Underwriters to the public. The Underwriters have agreed in the Underwriting Agreement that a maximum of 4.4 million Units will be offered and sold by the Underwriters to purchasers, whether beneficially or of record, that are Non-Residents, which will increase the level of Non-Resident ownership in the Fund. While at least 16 million Units will be offered and sold in the Offering by the Underwriters to purchasers, whether beneficially or of record, that are Residents, such purchasers may subsequently transfer such Units to Non-Residents, which would further increase the level of Non-Resident ownership in the Fund. To the extent that the demand for Units in the market is from Non-Residents, a significant portion of the Units sold in the Offering to purchasers that are Residents could eventually be acquired by Non-Residents. The Offering therefore increases the risk that the measures described above would have to be implemented by the Trustees. In the absence of such measures, the Fund may no longer comply with non-resident ownership limitations and lose its status as a mutual fund trust should Non-Residents become the beneficial owners of more than 49.9% of the Units. There can be no assurance that any measure described above and implemented by the Trustees would prevent the Fund from losing its mutual fund trust status.

Should the Fund lose its status as a mutual fund trust, it would have negative consequences for the Fund and Unitholders, including:

- the imposition of entity level taxation at a rate of 36% starting at the beginning of the fiscal year in which the Fund is deemed to have lost its mutual fund trust status;
- the Units ceasing to be "qualified investments" for RRSPs and other deferred plans and, consequently, the deferred plans becoming subject to tax on all income emanating from the ownership or disposition of the Units and either (i) the plans becoming subject to a 1% monthly tax on the value of the Units until they are disposed of, or (ii) if the plans acquire the Units after the loss of status, the beneficiaries of the plans being required to include in their income the value of the Units;
- the Units becoming "taxable Canadian property" and, consequently, Non-Resident Unitholders being taxable upon the sale of their Units unless the gain was exempted from tax under the terms of an applicable income tax treaty; and
- Non-Resident Unitholders being required to obtain clearance certificates under section 116 of the Tax Act in connection with any sale of Units and purchasers of Units being potentially liable for taxes if they acquired the Units from Non-Resident Unitholders without effecting applicable withholding and remittance to the Canada Revenue Agency.

Given the risk that the level of Non-Resident ownership in the Fund may ultimately reach or exceed 49.9% as a result of additional Units being purchased on the public markets or otherwise by Non-Residents, and in order to ensure that the Fund's capital structure is efficient and that Unitholder value is being maximized, the Fund announced on March 4, 2008 that it would retain financial advisors to conduct an in-depth analysis with respect to a potential reorganization of the Fund's income trust structure to a corporate structure. Following this announcement, the Fund has retained RBC Dominion Securities Inc. and TD Securities Inc. as financial advisors and is currently conducting its analysis. Although no final decision has been made at this time, the review may lead to a recommendation in the near future that Unitholders approve a conversion to a corporation. See "Recent Developments — Potential Reorganization to a Corporate Structure".

Should the Fund proceed with a conversion to a corporation, the Non-Resident ownership limitations described above would no longer apply.

Potential Reorganization to a Corporate Structure

Given the risk that the level of Non-Resident ownership in the Fund may ultimately reach or exceed 49.9% as a result of additional Units being purchased on the public markets or otherwise by Non-Residents, and in order to ensure that the Fund's capital structure is efficient and that Unitholder value is being maximized, the Fund has retained RBC Dominion Securities Inc. and TD Securities Inc. as financial advisors and is currently conducting an in-depth analysis with respect to a potential reorganization of the Fund's income trust structure to a corporate structure. Although no final decision has been made at this time, the review may lead to a recommendation in the near future that Unitholders approve a conversion to a corporation.

If such a recommendation were to be approved and implemented, the Fund's income trust structure would be reorganized into a corporation and the Unitholders would become shareholders of that corporation which would own all of the Units of the Fund. Each Unitholder would exchange its Units for shares of the successor corporation. It is expected that the reorganization would be made on a tax-free rollover basis, subject to the filing of any required tax elections. The reorganization would be subject to approval of the Unitholders and to such other approvals as may be required, including regulatory, stock exchange and court approvals.

In connection with the reorganization, the current distribution policies of the Fund, the Trust and Aeroplan described under "Distributions" in the Annual Information Form incorporated by reference in this short form prospectus would be replaced by the dividend policy of the successor corporation. This new dividend policy of the successor corporation would most likely result in a decrease in the cash amount distributed compared with the current distributions of the Fund.

The reorganization would result in the conversion of the Fund into an entity that would be subject to Canadian federal and provincial income tax.

VAT Appeal

LMG has been in litigation with Her Majesty's Revenue & Customs ("HMRC") since 2003 relating to the Value Added Tax ("VAT") treatment of the Nectar Program as it applies to the deductibility of input tax credits in the remittance of VAT owed, and has paid an assessed amount of £13.8 million.

LMG appealed to the VAT and Duties Tribunal and won. HMRC then appealed to the High Court which found in favour of HMRC. LMG, in turn, appealed to the Court of Appeal, who issued a judgement in favour of LMG on October 5, 2007 requiring the refund of the assessed amount and confirming LMG's eligibility to deduct input tax credits in the future. As a result of this event, an amount receivable of £13.8 million (approximately $27.1 million) was recorded in the accounts at December 31, 2007, and subsequently collected in January 2008.

HMRC sought leave to appeal the Court of Appeal's decision to the House of Lords. The hearing on whether to grant leave to appeal was held on April 3, 2008. The House of Lords granted the leave to appeal and the case has been referred to the European Court of Justice. The case will be heard at a future date to be set. Until the outcome is known, it is unclear whether LMG will have to repay amounts awarded under the October 5, 2007 judgment, as well as any VAT recovered as a deduction in calculating input tax credits until such time as a decision is rendered, together with interest thereon.

At this time, the outcome of this contingency is not determinable and no provision for a liability has been included in the financial statements. An unfavourable judgment would impact LMG's profitability and accordingly the value of the LMG business. LMG will continue to argue this case. The Fund remains confident that this case will be resolved to its satisfaction.

Securityholders' Agreement with ACE

Under a securityholders' agreement entered into on June 29, 2005 by the Fund, the Trust, Aeroplan, Aeroplan GP and ACE, as amended on March 14, 2007 (the "Securityholders' Agreement"), ACE has the right to nominate a majority of the members of the board of directors of Aeroplan GP until its interest in the Fund falls below 20%. ACE currently owns 40,292,088 Units representing 20.1% of issued and outstanding units of the Fund. Immediately following the Closing of the Offering, ACE will hold 19,892,088 Units representing 9.9% of the issued and outstanding Units and will no longer have the right to nominate a majority of the members of the board of directors of Aeroplan GP.

The Securityholders' Agreement however provides that ACE retains the ability to nominate two members of the board of directors of Aeroplan GP for as long as one of its subsidiaries is a party to the amended and restated commercial participation and services agreement dated June 9, 2004 between Air Canada and Aeroplan, as amended (the "CPSA"). Aeroplan GP has not received notice from ACE that it wishes to exercise its entitlement under the Securityholders' Agreement to nominate members of the board of directors of Aeroplan GP. See "Management, Trustees and Directors — Governance of Aeroplan GP" in the Annual Information Form incorporated by reference in this short form prospectus for further information with respect to ACE's appointment rights and the current composition of the board of directors of Aeroplan GP.

DESCRIPTION OF UNITS

An unlimited number of Units may be issued pursuant to the Fund Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains (other than net realized capital gains allocated and distributed to redeeming Unitholders) or other amounts, and in the net assets of the Fund in the event of termination or winding-up of the Fund.

All Units are of the same class with equal rights and privileges, are not subject to future calls or assessments, and entitle the holders thereof to one vote for each whole Unit held at all meetings of Unitholders. Except as set out under "Description of the Fund — Redemption at the Option of Unitholders" in the Annual Information Form, which is incorporated by reference in this short form prospectus, the Units have no conversion, retraction, redemption or pre-emptive rights.

The Fund Declaration of Trust contains provisions that allow it to be amended or altered from time to time by the trustees of the Fund with the consent of the Unitholders by a special resolution of the holders of not less than 66 2/3% of the Units. See "Description of the Fund — Amendments to the Fund Declaration of Trust" in the Annual Information Form, which is incorporated by reference in this short form prospectus.

The current distribution policies of the Fund, the Trust and Aeroplan are described under "Distributions" in the Annual Information Form incorporated by reference in this short form prospectus.

PRIOR SALES

On October 22, 2007, ACE completed the sale by way of secondary offering of 22,000,000 Units at a price of $21.90 per Unit.

On December 20, 2007, in connection with the acquisition of LMG, and as partial consideration to certain management shareholders of LMG, the Fund issued 288,937 Units with a total value of $6.4 million.

TRADING PRICE AND VOLUME

The Units are listed for trading on the TSX under the symbol "AER.UN". The following table shows the monthly range of high and low prices per Unit, the total monthly volumes, and the average daily volumes of Units traded on the TSX for each month from April 2007 to the period that commences on April 1, 2008 and terminates on April 14, 2008.

Month	Price per Unit ($) Monthly High	Price per Unit ($) Monthly Low	Units Total Monthly Volume	Units Average Daily Volume
April 2007	20.80	19.36	12,522,036	626,102
May 2007	21.91	19.51	20,532,726	933,306
June 2007	21.23	20.25	20,259,272	964,727
July 2007	22.70	20.29	8,223,545	391,597
August 2007	21.60	19.95	14,540,098	660,914
September 2007	22.25	20.51	6,624,995	348,684
October 2007	23.75	22.25	24,120,563	1,096,389
November 2007	23.00	21.25	14,393,907	654,269
December 2007	23.70	21.95	8,465,571	445,556
January 2008	24.40	18.85	21,988,073	999,458
February 2008	21.07	18.97	8,741,058	437,053
March 2008	19.85	14.84	28,061,905	1,403,095
April 1, 2008 to April 14, 2008	18.00	16.15	15,169,528	1,516,953

CONSOLIDATED CAPITALIZATION OF THE FUND

There have been no material changes in the Fund's unit or loan capital on a consolidated basis since December 31, 2007. There are an aggregate of 199,968,791 Units of the Fund issued and outstanding as of the date hereof. Immediately following the completion of the Offering, ACE will hold 19,892,088 Units representing a 9.9% interest in the Fund and the Fund will continue to own a 100% indirect interest in Aeroplan.

The table below sets out the consolidated capitalization of the Fund as at December 31, 2007. The historical amounts are derived from the audited consolidated balance sheet of the Fund as at December 31, 2007.

Aeroplan Income Fund	As at December 31, 2007 (000'S)[1]
Cash and cash equivalents	$ 456,004
Short-term investments	$ 123,361
Long-term debt	$ 734,686
Unitholders' Capital	$ 3,248,075
Retained earnings (deficit)	$ (206,592)
Contributed surplus	$ 9,582
Accumulated other comprehensive income	$ Nil
Total Unitholders' Equity	$ 3,051,065
Number of Units	199,968,791

(1) Except for "Number of Units".

USE OF PROCEEDS

The net proceeds from the sale of the Offered Units to be received by ACE under this short form prospectus are estimated to be $342,720,000 after deduction of the Underwriters' fee of $14,280,000. The Fund and Aeroplan will not receive any proceeds pursuant to this Offering. In accordance with the investor liquidity agreement entered into by the Fund, the Trust, Aeroplan, Aeroplan GP and ACE on June 29, 2005 in connection with the Initial Public Offering (the "Investor Liquidity Agreement"), Aeroplan will pay the expenses of the Offering (excluding Underwriters' fees) estimated to be $400,000.

SELLING UNITHOLDER

The Selling Unitholder under this Offering is ACE. Following the closing of the Initial Public Offering on June 29, 2005 and the exercise of the option granted by the Fund to underwriters to purchase up to 3,750,000 additional units for a period of 30 days from the closing of the Initial Public Offering, ACE owned a 85.6% indirect interest in the Fund through its holding of an 85.6% limited partnership interest in Aeroplan. The limited partnership units were exchangeable at the option of ACE into an equal number of Units of the Fund in accordance with the Investor Liquidity Agreement. Following multiple exercises of such exchange rights and distributions of Units to its shareholders, together with a secondary offering of Units in October 2007, ACE currently holds 20.1% of the issued and outstanding Units of the Fund. Pursuant to this Offering, 20,400,000 Offered Units are distributed for the account of ACE.

The following table sets out information concerning ACE's ownership of Units of the Fund as of the close of business on April 14, 2008, and as adjusted as of that date to give effect to the Offering.

	Units owned Before Offering		Units to be sold in Offering	Units owned After Offering	
Name	Number	Percentage	Number	Number	Percentage
ACE Aviation Holdings Inc.	40,292,088	20.1%	20,400,000	19,892,088	9.9%

All of the Units owned by ACE are owned of record and beneficially and were acquired by ACE upon the exchanges by ACE of its common shares of Aeroplan GP and its limited partnership units of Aeroplan for Units of the Fund in accordance with the Investor Liquidity Agreement. Such limited partnership units of Aeroplan and common shares of Aeroplan GP were acquired by ACE in connection with the Initial Public Offering.

ACE has agreed to pay the fees payable to the Underwriters pursuant to the Underwriting Agreement. None of the proceeds from the sale of the Offered Units will be received by the Fund or Aeroplan.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement dated April 8, 2008 among ACE, the Fund, the Trust, Aeroplan, Aeroplan GP and the Underwriters, ACE has agreed to sell an aggregate of 20,400,000 Units and the Underwriters have agreed to purchase from ACE, as principals, on Closing, subject to the conditions stipulated in the Underwriting Agreement, all but not less than all of such Units at a price of $17.50 per Unit payable in cash to ACE, against delivery. The Underwriting Agreement provides that the Underwriters will be paid a fee of $0.70 per Unit purchased by the public in consideration for services performed in connection with the Offering. The Underwriters have agreed in the Underwriting Agreement that a maximum of 4.4 million Units will be offered and sold by the Underwriters to purchasers, whether beneficially or of record, that are Non-Residents. See "Recent Developments — Foreign Ownership Limitations".

The terms of the Offering of the Units were established through negotiation between ACE and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are joint (several) and not solidary (joint and several), and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are obligated to take up and pay for all of the Offered Units if any of such Offered Units are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Fund, the Trust, Aeroplan, Aeroplan GP and ACE will jointly (severally), and not solidarily, indemnify the Underwriters and their respective directors, officers, agents and employees against certain liabilities and expenses, including, as the case may be, liabilities under Canadian securities legislation. In addition, the Fund has agreed to indemnify ACE and ACE has agreed to indemnify the Fund against certain liabilities and expenses.

Subscriptions for Offered Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

The Fund has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Units. The foregoing restrictions are subject to certain exceptions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Units. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules of Market Regulation Services Inc., relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Units at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., TD Securities Inc., National Bank Financial Inc., Scotia Capital Inc. and Desjardins Securities Inc. are subsidiaries or affiliates of entities which are members of a syndicate of financial institutions (the "Aeroplan Lenders") that have made credit facilities in the aggregate amount of $850 million available to Aeroplan (the "Credit Facilities"). See "The Business — Debt Financing" in the Annual Information Form which is incorporated by reference in this prospectus for further information with respect to the Credit Facilities. RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc. and TD Securities Inc. are subsidiaries or affiliates of entities which are members of a syndicate of financial institutions (the "Air Canada Lenders", and together with the Aeroplan Lenders, the "Lenders") that have made available a secured revolving credit facility in an aggregate amount of $400 million (the "Air Canada Facility") to Air Canada, a subsidiary of ACE. Accordingly, each of the Fund and ACE may be considered a connected issuer to the Underwriters for purposes of securities laws in certain Canadian provinces. As at April 8, 2008, an aggregate amount of approximately $730 million was drawn by Aeroplan under the Credit Facilities. Aeroplan is not in default of its obligations to the financial institutions that have made the Credit Facilities available. The Credit Facilities are secured by a first priority interest and hypothec over the present and after-acquired property of Aeroplan, subject to certain exclusions and permitted encumbrances. Based on Air Canada's public disclosure documents, as at March 28, 2008, (i) no funds have been drawn by Air Canada under the Air Canada Facility, (ii) Air Canada is not and has not been in default of its obligations to the financial institutions that have made the Air Canada Facility available to Air Canada and (iii) the Air Canada Facility is secured by a first priority interest and hypothec over the present and after-acquired property of Air Canada, subject to certain exclusions and permitted encumbrances.

The decision to distribute Offered Units was made by ACE and the terms and conditions of distribution were determined through negotiations between ACE and the Underwriters. The Lenders have not had any involvement in such decision and will not have any involvement in such determination. None of the Underwriters will receive any benefit from the Offering other than its portion of the remuneration payable by ACE on the number of Offered Units sold through or to such Underwriters.

Certain of the Underwriters, their subsidiaries or their affiliates have in the past engaged, and may in the future engage, in transactions with and perform services, including commercial banking, financial advisory and investment banking services, for ACE, the Fund, Aeroplan and their respective affiliates in the ordinary course of business for which they have received or may receive customary compensation.

The Offered Units have not been and will not be registered under the U.S. Securities Act, or any state securities laws of the United States. The Underwriting Agreement, however, permits the Underwriters to reoffer and resell Offered Units in the United States that were purchased by them pursuant thereto, through registered U.S. broker dealers, to certain qualified institutional buyers in the United States, provided that such reoffers and resales are made only in accordance with Rule 144A under the U.S. Securities Act and the requirements of the Underwriting Agreement applicable to such reoffers and resales. In addition, until 40 days after the commencement of the Offering, any offer or sale of Offered Units in the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements under the U.S. Securities Act.

Pursuant to the Underwriting Agreement, ACE and the Fund shall not, directly or indirectly, without the prior written consent of RBC Dominion Securities Inc. and CIBC World Markets Inc., on behalf of the Underwriters, such consent not to be unreasonably withheld: (i) offer, issue, pledge, sell, contract to sell, announce an intention to sell, sell any option or

contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly any Units or securities convertible into or exchangeable for Units (other than for purposes of directors', officers' or employee plans, to satisfy existing instruments already issued at the date hereof; securities issued, sold, transferred or distributed in connection with an arms' length acquisition, merger, consolidation or amalgamation with any company or fund; an announcement of ACE's intention to issue, sell, transfer or distribute securities in connection with a reorganization or liquidation, or convene and hold a securityholders meeting to approve any such transaction or in connection with an exchange of Units as part of the conversion of the Fund into a corporate entity); or (ii) enter into any swap or other similar arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Units of the Fund, whether any such transaction described in clause (i) or (ii) above is settled by delivery of Units or other such securities of the Fund, in cash or otherwise, for a period ending on the date that is 45 days after the closing of the Offering.

The Fund Declaration of Trust provides that at no time may Non-Residents be the beneficial owners of more than 49.9% of the Units. See "Recent Developments — Foreign Ownership Limitations" and "Risk Factors — Risks Related to the Structure of the Fund — Foreign Ownership Limitations and Impact on Mutual Fund Trust Status and Value and Liquidity of Units".

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, counsel to the Fund and ACE, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters (together, "Counsel"), the following summary, as at the date hereof, describes the principal Canadian federal income tax considerations generally applicable under the Tax Act to a prospective purchaser of Units pursuant to the Offering who, for purposes of the Tax Act, at all relevant times, (i) is resident or deemed to be resident in Canada, (ii) holds the Units as capital property and (iii) deals at arm's length with the Fund, the Trust, Aeroplan and Aeroplan GP and is not affiliated with the Fund, the Trust, Aeroplan and Aeroplan GP. Generally, Units will be considered to be capital property to a Unitholder provided the Unitholder does not hold the Units in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Unitholders who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Unitholders should consult their own tax advisors regarding their particular circumstances.

This summary is not applicable to a Unitholder that is a "financial institution" for purposes of the mark-to-market rules contained in the Tax Act, a "specified financial institution", or a Unitholder an interest in which is a "tax shelter investment" (all as defined in the Tax Act) or to a Unitholder to whom the "functional currency" reporting rules under the Tax Act apply. Such Unitholders should consult their own tax advisors with respect to the tax consequences to them of an investment in Units.

This summary is based upon the facts set out in the prospectus, the provisions of the Tax Act in force on the date hereof, Counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") published in writing prior to the date hereof, the assumption that the Fund will at all times comply with the Fund Declaration of Trust, and certificates of the Fund, the Trustees of the Trust, the officers of Aeroplan GP and the Underwriters as to certain factual matters. This summary also takes into account the specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"). No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian federal income tax consequences of acquiring, holding or disposing of Units. Furthermore, the income and other tax consequences of acquiring, holding or disposing of Units will vary depending on the Unitholder's particular circumstances, including the province or provinces in which the Unitholder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchasers of Units. Prospective purchasers of Units should consult their own tax advisors for advice with respect to the tax consequences to them of an investment in Units, having regard to their particular circumstances.

SIFT Rules

On October 31, 2006, the Minister of Finance (Canada) announced a "Tax Fairness Plan" which, in part, proposed changes to the manner in which certain flow-through entities and the distributions from such entities are taxed. Bill C-52, Budget Implementation Act, 2007, which received Royal Assent on June 22, 2007, contained the SIFT Rules, which are designed to implement these proposals. Under the SIFT Rules, the Fund, as a publicly traded income trust, is considered a SIFT and will be subject to trust level taxation as of January 1, 2011 at a rate comparable to the combined federal and provincial corporate tax rate on certain types of income. In addition, the taxable distributions received by Unitholders will be treated as dividends from a taxable Canadian corporation.

The SIFT Rules could become effective on a date earlier than January 1, 2011 if the Fund is deemed to have undergone "undue expansion" during the period from November 1, 2006 to December 31, 2010, as described in the Normal Growth Guidelines issued by the Department of Finance (Canada) ("Finance") on December 15, 2006.

The Normal Growth Guidelines indicate that the Fund will not lose the benefit of the deferred application of the new tax regime to 2011 if the equity capital of the Fund does not grow as a result of issuances of new equity (which includes Units, debt that is convertible into Units, and potentially other substitutes for such equity) before 2011 by an amount that exceeds the greater of $50 million and an objective "safe harbour" amount based on a percentage of the Fund's market capitalization as of the end of trading on October 31, 2006 (measured in terms of the value of the Fund's issued and outstanding publicly traded Units, not including debt, options or interests that were convertible into Units, the "October 31, 2006 Market Capitalization"). The Normal Growth Guidelines provide for a "safe harbour" amount as follows:

Time Period	Safe Harbour Amount
November 1, 2006 to December 31, 2007	40% of October 31, 2006 Market Capitalization
2008	20% of October 31, 2006 Market Capitalization
2009	20% of October 31, 2006 Market Capitalization
2010	20% of October 31, 2006 Market Capitalization

These "safe harbour" amounts are cumulative during the transition period. Management has advised Counsel that the Fund's October 31, 2006 Market Capitalization was approximately $792 million. Management has further advised Counsel that taking into account all equity issuances since November 1, 2006, determined in accordance with the Normal Growth Guidelines, as of October 5, 2007, the Fund had not exceeded the "safe harbour" amount of 40% of the October 31, 2006 Market Capitalization allowed during the time period from November 1, 2006 and ending December 31, 2007. It is assumed, for the purpose of this summary, that the Fund will not currently be subject to the SIFT Rules. However, in the event that the Fund issues additional units or convertible debentures (or other equity substitutes) prior to 2011, the Fund may become subject to the SIFT Rules prior to January 1, 2011. No assurance can be given that the SIFT Rules will not apply to the Fund prior to 2011.

Although this was likely not the intent of the SIFT Rules proposed by Finance, there can be no assurance that the SIFT Rules, as they currently read, may not be interpreted and applied in a manner that would cause the Trust and Aeroplan to be considered SIFTs. On December 20, 2007, Finance announced proposed technical amendments to the SIFT Rules to, among other things, clarify that trusts and partnerships, such as the Trust and Aeroplan, that are not publicly traded and that are wholly-owned by, among other entities, SIFTs, are not considered to be SIFTs. It is assumed for the purposes of this summary that the Trust and Aeroplan will not be considered SIFTs. No assurance may be given that the December 20, 2007 Proposed Amendments will be enacted as currently proposed or at all. If the Trust and Aeroplan were considered to be SIFTs, it is assumed that they would also be considered to have been SIFTs on October 31, 2006 and that they would not currently be subject to the SIFT Rules.

On June 26, 2007, the ministère des Finances (Québec) published Information Bulletin 2007-5 confirming that Québec's tax legislation will be harmonized with the SIFT Rules but that a separate Québec tax regime relating to SIFT entities will be implemented. More specifically, the ministère des Finances (Québec) has announced that a SIFT with an establishment in Québec at any time in a taxation year will be subject to a Québec tax at a rate generally equal to the Québec tax rate relating to corporations and that a business allocation formula based on the gross income of a SIFT and the wages and salaries it pays, similar to the one used for the purposes of determining the tax payable by a corporation that has activities in Québec and outside Québec, will apply to determine the tax payable to Québec by a SIFT that has, in a taxation year, an establishment both in Québec and outside Québec. On February 26, 2008, Finance announced changes to

the SIFT Rules that will among other things, result in harmonization between the SIFT Rules and the separate Québec tax regime relating to SIFT entities.

The remainder of this summary is subject to the SIFT Rules as discussed above.

Qualification as a Mutual Fund Trust

This summary is based on the assumption that the Fund will qualify as a "mutual fund trust", as defined in the Tax Act, on the completion of the Offering and will thereafter continuously qualify as a mutual fund trust at all relevant times. If the Fund were not to so qualify as a mutual fund trust, the income tax considerations would be materially different, in some respects, from those described below.

Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of Non-Residents unless all or substantially all of its property is property other than "taxable Canadian property" as defined in the Tax Act. The Fund Declaration of Trust contains mechanisms to ensure that this limitation will not be breached. On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act providing that a trust will cease to qualify as a mutual fund trust at the time trust units representing more than 50% of the fair market value of all issued trust units are held by one or more Non-Residents or one or more partnerships that are not "Canadian partnerships", as defined in the Tax Act, where more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. On December 6, 2004, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion to implement certain measures proposed in the September 16, 2004 draft amendments, which Notice did not include this particular draft amendment, and Finance indicated in a concurrent release that further discussions would be pursued with the private sector in this respect. The issue of the ownership of units of mutual fund trusts by Non-Residents and partnerships that are not "Canadian partnerships" was not addressed in the most recent federal budgets or in Bill C-52.

Taxation of the Fund

The Fund will be subject to tax under Part I of the Tax Act in each taxation year (which will be the calendar year) on its taxable income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in such year to the Unitholders and that is deducted by the Fund in computing its income for tax purposes. An amount is considered to be payable to a Unitholder in a taxation year if it is paid to the Unitholder in the year or if the Unitholder is entitled in that year to enforce payment of the amount.

The Fund will include in its income for each taxation year such amount of the Trust's income for tax purposes, including net taxable capital gains, as is paid or becomes payable to the Fund in the year in respect of the trust units of the Trust ("Trust Units") held by the Fund and all interest on the Series 1 Trust Notes, Series 2 Trust Notes and Series 3 Trust Notes of the Trust (the "Trust Notes") that accrues to the Fund to the end of the year, or that becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing the Fund's income for a preceding year. The Fund will not be subject to income tax on any amount received as a payment of principal in respect of the Trust Notes or on any amount received as distributions on the Trust Units that are in excess of the income of the Trust that is paid or payable by the Trust to the Fund in the year, which amount will generally reduce the adjusted cost base of the Trust Units. If, as a result, the Fund's adjusted cost base in any taxation year of its Trust Units would otherwise be a negative amount, the Fund will be deemed to realize a capital gain in such amount for that year and the Fund's adjusted cost base of its Trust Units will then be reset to nil. The Fund will generally be entitled to deduct in computing income reasonable administrative and other operating expenses (other than expenses on account of capital) incurred by it for the purpose of earning income, subject to the relevant provisions of the Tax Act.

Under the terms of the Fund Declaration of Trust, an amount equal to the annual income of the Fund (determined without reference to subsection 104(6) of the Tax Act), together with the taxable and non-taxable portion of any net capital gains realized by the Fund in the year (excluding taxable capital gains or income of the Fund arising upon a distribution in specie of property of the Fund on redemption of a Unit which are paid or payable by the Fund to the redeeming Unitholder and taxable capital gains which may be offset by allowable capital losses of the Fund carried forward from prior years) will be payable in the year to the Unitholders by way of cash distributions, subject to the exceptions described below. The Fund Declaration of Trust further provides that the Fund will deduct in computing its income for tax purposes such amounts as are paid or payable to Unitholders for the year whether in cash, additional Units or otherwise as is necessary to ensure that the Fund is not liable to pay income tax under Part I of the Tax Act in any year. Counsel express no opinion in this regard. Income of the Fund which is applied to fund redemptions of Units for cash or is otherwise unavailable for cash distribution will be distributed to Unitholders in the form of additional Units. Losses incurred by the Fund cannot be

allocated to Unitholders, but can be deducted by the Fund in future years in computing taxable income, in accordance with the Tax Act.

A distribution in specie by the Fund to a Unitholder upon a redemption of Units will give rise to dispositions of property by the Fund. Such dispositions will result in a capital gain (or a capital loss) to the Fund to the extent that the proceeds of disposition exceed (or are exceeded by) the cost amount to the Fund of such property and any reasonable costs of disposition. Capital gains and income of the Fund attributable to an in specie distribution will be designated in respect of, and made payable to, the redeeming Unitholder, with the result that the taxable portion of such gains and income should generally be included in computing the income of the redeeming Unitholder and deductible by the Fund in computing its income.

Once the Fund becomes subject to the SIFT Rules (which is assumed to be, subject to compliance with the Normal Growth Guidelines, no earlier than 2011), the Fund will no longer be able to deduct any part of the amounts payable to Unitholders in respect of its "non-portfolio earnings", as defined in the Tax Act, which will include all income from the Trust Units (unless the Trust is a SIFT) and the Trust Notes. Income which the Fund is unable to deduct, pursuant to the SIFT Rules, will be taxed in the Fund at a rate comparable to the combined federal and provincial corporate tax rate. The SIFT Rules do not change the tax treatment of distributions that are in excess of the income of the Fund.

Taxation of the Trust

The Trust will be taxable on its income determined under the Tax Act for each taxation year (which will be the calendar year), which will include its allocated share of the income of Aeroplan for the fiscal period of Aeroplan ending in or coincidentally with the taxation year of the Trust, except to the extent such income is paid or payable in such year to the Fund, its sole unitholder, and is deducted by the Trust in computing its income for tax purposes. The Trust generally will be entitled to deduct in computing income its expenses incurred to earn income from a business or property provided such expenses are reasonable and not on account of capital, subject to the relevant provisions of the Tax Act. Under the declaration of trust pursuant to which the Trust was established on June 21, 2005, as may be amended from time to time (the "Trust Declaration of Trust"), all of the income of the Trust for each year (determined without reference to subsection 104(6) of the Tax Act), together with the taxable and non-taxable portion of any capital gains realized by, or attributed to, the Trust in the year, will generally be payable in the year to the Fund, the sole unitholder of the Trust. The Trust Declaration of Trust provides that the Trust will deduct in computing its income for tax purposes the amounts paid or payable to the Trust in the year as may reasonably be considered necessary to ensure that the Trust will not be liable to pay income tax under Part I of the Tax Act. Counsel express no opinion in this regard.

Taxation of Aeroplan

Aeroplan is not subject to tax under the Tax Act. Each partner of Aeroplan, including the Trust, is required to include in computing the partner's income the partner's share of the income or loss, limited to its "at-risk amount", of Aeroplan for its fiscal period ending in, or coincidentally with, the partner's taxation year, wherher or not any such income is distributed to the partner in the taxation year. For this purpose, the income or loss of Aeroplan will be computed for each fiscal period as if Aeroplan were a separate person resident in Canada. In computing the income or loss of Aeroplan for a fiscal year, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by Aeroplan to earn income from its business or investments in the given fiscal period, subject to the relevant provisions of the Tax Act.

The income or loss of Aeroplan for a fiscal period will be allocated to the partners of Aeroplan, including the Trust, on the basis of their respective share of such income or loss, as determined under the Aeroplan limited partnership agreement dated June 21, 2005, as amended on September 29, 2005, and subject to detailed rules in the Tax Act. Generally, distributions to partners in excess of the income of Aeroplan for a fiscal period will result in a reduction of the adjusted cost base of the partner's limited partnership units of Aeroplan by the amount of such excess. If, as a result, the adjusted cost base to the Trust of its limited partnership units of Aeroplan at the end of a fiscal period of Aeroplan would otherwise be a negative amount, the Trust will be deemed to realize a capital gain in such amount for the Trust's taxation year in which such fiscal period ends, and the Trust's adjusted cost base of its limited partnership units of Aeroplan will then be reset to nil.

Taxable Unitholders

Fund Distributions

A Unitholder generally will be required to include in computing income for a particular taxation year the portion of the income for tax purposes of the Fund for the year, including net Taxable Capital Gains, as is defined below, determined

for purposes of the Tax Act, that is paid or payable to the Unitholder in that year whether the amount is received in cash, additional Units or otherwise. Provided that appropriate designations are made by the Fund, such portions of its net Taxable Capital Gains (as is hereinafter defined) and foreign source income as are paid or payable to a Unitholder effectively will retain their character and be treated as such in the hands of the Unitholder for the purposes of the Tax Act. Accordingly, such amounts will be taken into account in determining, if necessary and as applicable, a Unitholder's capital gains and a Unitholder's foreign tax credits.

Once the Fund becomes subject to the SIFT Rules (which is assumed to be, subject to compliance with the Normal Growth Guidelines, no earlier than 2011), taxable distributions from the Fund received by Unitholders and paid from the Fund's after tax income will generally be deemed to be received as dividends from a taxable Canadian corporation. Such dividends will be subject to the gross-up and dividend tax credit provisions in respect of Unitholders that are individuals and will be "eligible dividends" that generally benefit from the enhanced gross-up and dividend tax credit rules under the Tax Act to the extent properly designated by the Fund as "eligible dividends".

A Unitholder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on income received or receivable from the Fund (including income designated as Taxable Capital Gains in respect of the Unitholder).

Any amount in excess of the income of the Fund that is paid or payable by the Fund to a Unitholder in a year generally will not be included in the Unitholder's income for the year, including the non-taxable portion of any net capital gain of the Fund that is paid or payable to a Unitholder in a taxation year. However, where such an amount is paid or becomes payable to a Unitholder, other than as proceeds of disposition or deemed disposition of Units or any part thereof, the amount generally will reduce the adjusted cost base of the Units held by such Unitholder, except to the extent that the amount represents the Unitholder's share of the non-taxable portion of the net capital gains of the Fund for the year, the taxable portion of which was designated by the Fund in respect of the Unitholder. If, as a result, the Unitholder's adjusted cost base in any taxation year in respect of its Units would otherwise be a negative amount, the Unitholder will be deemed to realize a capital gain in such amount for that year, and the Unitholder's adjusted cost base in respect of its Units will then be reset to nil.

Disposition of Units

Upon the disposition or deemed disposition by a Unitholder of a Unit, whether on redemption or otherwise, the Unitholder generally will realize a capital gain (or a capital loss) equal to the amount by which the Unitholder's proceeds of disposition (excluding any amount payable by the Fund which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Unit and any reasonable costs of disposition.

The adjusted cost base of a Unit to a Unitholder will include all amounts paid or payable by the Unitholder for the Unit, with certain adjustments. Units issued to a Unitholder in lieu of a cash distribution of income (including net capital gains) will have a cost equal to the amount of such income (and the applicable non-taxable portion of the Fund's net capital gains). The adjusted cost base to a Unitholder of a newly acquired Unit will be determined by averaging the cost of such Unit with the adjusted cost base of all other Units owned by the Unitholder as capital property, immediately before that acquisition.

Where Units are redeemed and any Series 2 Exchange Notes and Series 3 Exchange Notes of a wholly owned subsidiary of the Fund (collectively, the "Exchange Notes") are distributed in specie to the Unitholder, the proceeds of disposition to the Unitholder of the Units will be equal to the fair market value of the Exchange Notes so distributed, less any capital gain realized by the Fund as a result of the redemption of those Units which is paid or made payable by the Fund to the redeeming Unitholder. The cost amount to a Unitholder, immediately after a redemption of Units of the Unitholder, of property distributed to the Unitholder by the Fund upon such redemption or upon the termination of the Fund, will be equal to the fair market value of such property at the time of the distribution, less any accrued interest on the Exchange Notes (or in the event of the termination of the Fund, Trust Notes, as the case may be) that form part of the property so distributed. The redeeming Unitholder will be required to include in income interest on any Exchange Notes acquired (including interest that had accrued prior to the date of the acquisition of such Exchange Notes by the Unitholder) in accordance with the provisions of the Tax Act. To the extent that the Unitholder is required to include in income any interest that had accrued prior to the date of the acquisition of the Exchange Notes by the Unitholder, an offsetting deduction will be available.

The consolidation of Units will not be considered to result in a disposition of Units by Unitholders. The aggregate adjusted cost base to a Unitholder of all of the Unitholder's Units will not change as a result of a consolidation of Units; however, the adjusted cost base per Unit will increase.

Capital Gains and Capital Losses

One-half of any capital gain realized by a Unitholder on the disposition of a Unit and the amount of any net taxable capital gains designated by the Fund in respect of a Unitholder (each, a "Taxable Capital Gain") will be included in the Unitholder's income. One-half of any capital loss ("Allowable Capital Loss") realized by a Unitholder on the disposition of a Unit generally must be deducted from Taxable Capital Gains of the Unitholder for the year of disposition. Any unused Allowable Capital Losses may be carried back to any of the three preceding taxation years or forward to any subsequent taxation year, and deducted against net Taxable Capital Gains of the Unitholder in any such other year to the extent and under the circumstances described in the Tax Act.

A Unitholder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year, which will include an amount in respect of Taxable Capital Gains.

Alternative Minimum Tax

In general terms, net income of the Fund paid or payable to Unitholders that are individuals or certain trusts that is designated by the Fund as net Taxable Capital Gains and capital gains realized by such a Unitholder may give rise to alternative minimum tax under the Tax Act.

Tax-Exempt Unitholders

Provided that the Fund qualifies as a "mutual fund trust" for purposes of the Tax Act on the date of completion of the Offering, the Units will be qualified investments under the Tax Act on that date for Plans. If the Fund ceases to qualify as a mutual fund trust, the Units will cease to be qualified investments under the Tax Act for Plans. Exchange Notes received as a result of a redemption of Units may be qualified investments under the Tax Act for Plans depending on the circumstances at the time. Exchange Notes will not be qualified investments under the Tax Act for a trust governed by a deferred profit sharing plan for which any employer is an employer with whom the corporation issuing the Exchange Notes does not deal at arm's length (within the meaning of the Tax Act). **Plans wishing to redeem Units should consult their tax advisors.**

RISK FACTORS

Investors should consider carefully before purchasing the Offered Units the risks described below as well as the other information in this short form prospectus and the documents incorporated by reference herein. In this section of the prospectus, references to "Fund" mean the Fund and, where the context requires, its subsidiaries, and references to "LMG" mean LMG and, where the context requires, its subsidiaries.

Risks Related to the Business and the Industry

Dependency on Top Accumulation Partners

Aeroplan's top three Accumulation Partners were responsible for 89% of Gross Billings for the year ended December 31, 2007. Similarly, one Accumulation Partner accounts for a significant amount of the Gross Billings of LMG. A decrease in sales of Aeroplan Miles to any significant partner, for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services provided, could have a material adverse effect on Gross Billings. Subject to the minimum number of Aeroplan Miles to be purchased by Air Canada under the CPSA, Air Canada can change the number of Aeroplan Miles awarded per flight without Aeroplan's consent, which could result in a significant reduction in Gross Billings. There is no assurance that Aeroplan and LMG will be able to renew their contracts with their principal Accumulation Partners on similar terms, or at all when they expire.

Air Canada or Travel Industry Disruptions

Aeroplan's members' strong demand for air travel creates a significant dependency on Air Canada in particular and the airline industry in general. Any disruptions or other material adverse changes in the airline industry, whether domestic or international, affecting Air Canada or a Star Alliance® member airline, could have a material adverse impact on the business. This could manifest itself in Aeroplan's inability to fulfill member's flight redemption requests or to provide sufficient accumulation opportunities. As a result of airline or travel services industry disruption, such as those which

resulted from the terrorist attacks on September 11, 2001, or as might result from political instability, other terrorist acts or war, or from increasingly restrictive security measures, such as the current restrictions on the content of carry-on baggage, too much uncertainty could result in the minds of the traveling public and have a material adverse effect on passenger demand for air travel. Consequently, members might forego redeeming miles for air travel and therefore might not participate in the Aeroplan Program to the extent they previously did which could adversely affect revenue from the Aeroplan Program. A reduction in member use of the Aeroplan Program could impact Aeroplan's ability to retain its current partners and members and to attract new Commercial Partners and members.

Airline Industry Changes and Increased Airline Costs

Air travel rewards remain the most desirable reward for consumers under the Aeroplan Program. An increase in low cost carriers and the airline industry trend which has major airlines offering low cost fares may negatively impact the incentive for consumers of air travel services to book flights with Air Canada or participate in the Aeroplan Program. Similarly, any change which would see the benefits of Star Alliance® reduced either through Air Canada's, or, less importantly, another airline's withdrawal from Star Alliance® or its dissolution could also have a negative impact since Aeroplan's members would lose access to the existing portfolio of international reward travel. In addition, the growth or emergence of other airline alliance groups could have a negative impact on Aeroplan by reducing traffic on Air Canada and Star Alliance® member airlines.

The airline industry has been subject to a number of increasing costs over the last several years, including increases in the cost of fuel and insurance, and increased airport user fees and air navigation fees. These increased costs may be passed on to consumers, increasing the cost of redeeming Aeroplan Miles for air travel rewards. This may negatively impact consumer incentive to participate in the Aeroplan Program.

Reduction in Activity, Usage and Accumulation of Aeroplan Miles or Nectar Points

A decrease in Gross Billings from any Accumulation Partner, for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services provided, or a decrease in the accumulation of Aeroplan Miles or Nectar Points by members could have a material adverse effect on Gross Billings and revenue.

Retail Market/Economic Downturn

The markets for the services that Aeroplan and LMG offer may fail to expand or may contract and this could negatively impact growth and profitability. Loyalty and database marketing strategies are relatively new to retailers, and there can be no guarantee that merchants will continue to use these types of marketing strategies. In addition, Gross Billings are dependent on levels of consumer spend with Accumulation Partners, and any slowdown or reduction in consumer activity may have an impact on Aeroplan Miles or Nectar Points issuance.

Greater Than Expected Redemptions for Rewards

A significant portion of profitability is based on estimates of the number of Aeroplan Miles or Nectar Points that will never be redeemed by the member base. The percentage of Aeroplan Miles or Nectar Points that are not expected to be redeemed is known as "Breakage" in the loyalty industry. Under the Aeroplan Program, Management's current estimate of Breakage is based on two independent studies conducted in 2006 on behalf of Aeroplan. As these studies were based on data up to December 31, 2005, which did not take into account the impact of the ClassicPlus Flight™ Rewards program introduced in October 2006, Management, assisted by an independent firm of experts, conducted a Breakage review on the basis of data accumulated until the end of 2006. Based upon the results of this update the estimated Breakage factor for the Aeroplan Program remains at 17%. In addition, during 2008, Management is conducting a full Breakage review taking into consideration a full year's redemption data of ClassicPlus Flight™ rewards and other factors. Breakage for the Aeroplan and Nectar Programs may decrease as such programs grow and a greater diversity of rewards become available. If actual redemptions are greater than current estimates, profitability could be adversely affected due to the cost of the excess redemptions. Furthermore, the actual mix of redemptions between air and non-air rewards could adversely affect profitability. The total number of Aeroplan Miles and Nectar Points affected by Breakage (including miles issued by Air Canada prior to January 1, 2002) (the "Broken Miles") amounted to 100.7 billion miles as at December 31, 2007 and include 85.4 billion Aeroplan Miles and Nectar Points. The responsibility to provide rewards for these 100.7 billion total Broken Miles, if ever redeemed, rests with the Fund. While Management believes that a material portion of the estimated 85.4 billion Aeroplan Miles and Nectar Points will not be redeemed, there can be no such assurances.

Industry Competition

Competition in the loyalty marketing industry is intense. New and existing competitors may target Accumulation Partners and members, as well as draw rewards from Redemption Partners. The continued attractiveness of the Aeroplan and Nectar Programs will depend in large part on their ability to remain affiliated with existing Commercial Partners or add new partners, that are desirable to consumers and to offer rewards that are both attainable and attractive to consumers. With respect to database marketing services, the ability to continue collecting detailed transaction data on consumers is critical in providing effective marketing strategies for Accumulation Partners. Many of Aeroplan and LMG's current competitors may have greater financial, technical, marketing and other resources. Aeroplan and LMG cannot ensure that they will be able to compete successfully against current and potential competitors, including in connection with technological advancements by such competitors.

Supply and Capacity Costs

Costs may increase as a result of supply arrangements with Air Canada and other suppliers. Aeroplan may not be able to satisfy its members if the seating capacity made available to Aeroplan by Air Canada, Jazz and Star Alliance® member airlines or other non-air rewards from other suppliers are inadequate to meet their redemption demands at specific prices.

If, upon the renegotiation of the rates charged to Aeroplan under the CPSA which takes place every three years (with the next renegotiation scheduled for 2010) or upon the expiry of the CPSA, Aeroplan is unable to negotiate new rates or a replacement agreement with Air Canada on similarly favourable terms or if Air Canada sharply reduces its seat capacity, Aeroplan may be required to pay more for seat capacity from Air Canada than the currently negotiated rates under the CPSA or to purchase seat capacity from other airlines. Seat capacity from other airlines could be more expensive than comparable seat capacity under the CPSA, and the routes offered by the other airlines may be inconvenient or undesirable to the redeeming members. As a result, Aeroplan would experience higher air travel redemption costs, while at the same time member satisfaction with the Aeroplan Program may be adversely affected by requiring travel on other carriers on certain routes.

Unfunded Future Redemption Costs

The Fund derives most of its Gross Billings from the sale of Aeroplan Miles and Nectar Points to Accumulation Partners. The earnings process is not complete at the time an Aeroplan Mile or Nectar Point is sold as most of the costs are incurred on the redemption of the Aeroplan Mile or Nectar Point. Based on historical data, the estimated period between the issuance of an Aeroplan Mile or Nectar Point and its redemption is currently 30 months for the Aeroplan Program and 15 months for the Nectar Program; however, Aeroplan and LMG have no control over the timing of the redemption of Aeroplan Miles or Nectar Points or the number of Aeroplan Miles or Nectar Points redeemed. Aeroplan and LMG currently use proceeds from Gross Billings (which are deferred for accounting purposes) in the fiscal year from the issuance of Aeroplan Miles or Nectar Points to pay for the redemption costs incurred in the year. As a result, if Aeroplan or LMG were to cease to carry on business, or if redemption costs incurred in a given year were in excess of the revenues received in the year from the issuance of Aeroplan Miles or Nectar Points, they would face unfunded Future Redemption Costs, which could increase the need for working capital and, consequently, affect distributions to Unitholders.

Failure to Safeguard Databases and Consumer Privacy

As part of the Aeroplan and Nectar Programs and in connection with LMG's Insight and Communication activities, member databases are maintained which contain member information including account transactions. Although Aeroplan and LMG have security procedures, the databases may be vulnerable to potential unauthorized access to, or use or disclosure of member data. If Aeroplan or LMG were to experience a security breach, their reputation may be negatively affected and an increased number of members may opt out from receiving marketing materials. The use of marketing services by partners could decline in the event of any publicized compromise of security. Any public perception that Aeroplan or LMG released consumer information without authorization could subject Aeroplan or LMG to complaints and investigation by the applicable privacy regulatory bodies and adversely affect relationships with members and partners.

Consumer Privacy Legislation

The enactment of new, or amendments to existing, legislation or industry regulations relating to consumer privacy issues and/or marketing, including telemarketing, could have a material adverse impact on marketing services. Any such

legislation or industry regulations could place restrictions upon the collection and use of information and could adversely affect Aeroplan and LMG's ability to deliver marketing services.

Changes to the Aeroplan and Nectar Programs

From time to time Aeroplan and LMG may make changes to the Aeroplan and Nectar Programs that may not be well received by certain segments of the membership and may affect their level of engagement. In addition, these members may choose to seek such legal and other recourses as available to them, which if successful, could have a negative impact on results of operations and/or reputation.

Seasonal Nature of the Business, Other Factors and Prior Performance

Aeroplan has historically experienced lower Gross Billings from the sale of Aeroplan Miles in the first and second quarters of the calendar year and higher Gross Billings from the sale of Aeroplan Miles in the third and fourth quarters of the calendar year. In addition, Aeroplan has historically experienced greater redemptions and therefore costs for rewards, in the first and second quarters of the calendar year and lower redemptions and related costs for rewards in the third and fourth quarters of the calendar year. This pattern results in significantly higher operating cash flow and margins in the third and fourth quarters for each calendar year compared to the first and second quarters. This pattern may however vary in future years as the degree of seasonality evolves over time.

LMG's Gross Billings from the Nectar Program are seasonal with fourth quarter gross billings typically higher than the preceding quarters, as a result of the impact of Christmas shopping. Gross Billings for the first and second quarters are typically slightly lower than those of the third quarter. Nectar Points redemption in the Nectar Program is more seasonal than Gross Billings. More than 40% of all redemptions for the Nectar Program take place during the fourth quarter, as a result of members using their Nectar Points for gifts and other rewards prior to Christmas. Consequently, operating results for any one quarter may not be necessarily indicative of operating results for an entire year.

Demand for travel rewards is also affected by factors such as economic conditions, war or the threat of war, fare levels and weather conditions. Due to these and other factors, operating results for an interim period are not necessarily indicative of operating results for an entire year, and operating results for a historical period are not necessarily indicative of operating results for a future period.

Regulatory Matters

Aeroplan and LMG's businesses are subject to several types of regulation, including legislation relating to privacy, consumer protection, competition, advertising and sales, and lotteries, gaming and publicity contests. As well, an increasing number of laws and regulations pertain to the Internet.

These laws and regulations relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. In addition, Air Canada, one of Aeroplan's leading Commercial Partners, and several other Aeroplan Commercial Partners operate in the highly regulated airline industry. Changes in regulations affecting Aeroplan, LMG, Air Canada, the airline industry in general, or the implementation of additional limitations or adverse regulatory decisions affecting such entities, may have a material adverse effect on Aeroplan and LMG's businesses, results from operations and financial condition.

VAT Appeal

LMG has been in litigation with HMRC since 2003 relating to the VAT treatment of the Nectar Program as it applies to the deductibility of input tax credits in the remittance of VAT owed, and has paid an assessed amount of £13.8 million.

LMG appealed to the VAT and Duties Tribunal and won. HMRC then appealed to the High Court which found in favour of HMRC. LMG, in turn, appealed to the Court of Appeal, who issued a judgement in favour of LMG on October 5, 2007 requiring the refund of the assessed amount and confirming LMG's eligibility to deduct input tax credits in the future. As a result of this event, an amount receivable of £13.8 million (approximately $27.1 million) was recorded in the accounts at December 31, 2007, and subsequently collected in January 2008.

HMRC has sought leave to appeal the Court of Appeal's decision to the House of Lords. The hearing on whether to grant leave to appeal was held on April 3, 2008. The House of Lords granted the leave to appeal and the case has been referred to the European Court of Justice. The case will be heard at a future date to be set. Until the outcome is known, it is

unclear whether LMG will have to repay amounts awarded under the October 5, 2007 judgment, as well as any VAT recovered as a deduction in calculating input tax credits until such time as a decision is rendered, together with interest thereon.

At this time, the outcome of this contingency is not determinable and no provision for a liability has been included in the financial statements. An unfavourable judgment would impact LMG's profitability and accordingly the value of the LMG business.

Reliance on Key Personnel

The Fund's success depends on the abilities, experience, industry knowledge and personal efforts of senior Management and other key employees, including the ability to retain and attract skilled employees for Aeroplan and LMG. The loss of the services of such key personnel could have a material adverse effect on the business, financial condition or future prospects of the Fund. The Fund's growth plans may also put additional strain and demand on senior Management and key employees and produce risks in both productivity and retention levels. In addition, the Fund may not be able to attract and retain additional qualified management as needed in the future.

Labour Relations

Aeroplan contact centre agents are covered by a collective agreement between the National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW-Canada) Local 2002 ("CAW") and Air Canada until May 31, 2009. While Aeroplan enjoys positive relations with the unionized contact centre agents, if Air Canada faces labour disturbances resulting in work stoppages or other action instigated from within the larger bargaining unit, this could have a material adverse effect on Aeroplan's business. Furthermore, if at the expiration of the applicable collective agreement, the relevant parties are unable to renegotiate the collective agreement with CAW, it could result in work stoppages and other labour disturbances which would similarly have a material adverse effect on Aeroplan's business. In addition, if the general services agreement effective January 1, 2005 between Air Canada and Aeroplan (the "GSA") is terminated by Air Canada, it could have a material adverse effect on Aeroplan's business in the event that Aeroplan is unable to hire a sufficient number of contact centre agents during the six month termination period under the GSA.

Technological Disruptions and Inability to use Third-Party Software

Aeroplan and LMG's ability to protect their data and contact centres against damage from fire, power loss, telecommunications failure and other disasters is critical. In order to provide many of their services, they must be able to store, retrieve, process and manage large databases and periodically expand and upgrade their capabilities. While Aeroplan and LMG have in place, and continue to invest in, technology security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly. Any damage to data and contact centres, any failure of telecommunication links that interrupts operations or any impairment of the ability to use licensed software could adversely affect the ability to meet Commercial Partners' and members' needs and their confidence in utilizing Aeroplan or LMG in the future.

In addition, proper implementation and operation of technology initiatives is fundamental to the ability to operate a profitable business. Aeroplan and LMG continuously invest in new technology initiatives to remain competitive, and their continued ability to invest sufficient amounts to enhance technology will affect their ability to operate successfully.

Failure to Protect Intellectual Property Rights

Third parties may infringe or misappropriate Aeroplan or LMG's trademarks or other intellectual property rights or may challenge the validity of trademarks or other intellectual property rights, which could have a material adverse effect on Aeroplan or LMG's business, financial condition or operating results. The actions that are taken to protect trademarks and other proprietary rights may not be adequate. Litigation may be necessary to enforce or protect intellectual property rights, trade secrets or determine the validity and scope of the proprietary rights of others. Aeroplan and LMG cannot ensure that they will be able to prevent infringement of intellectual property rights or misappropriation of proprietary information. Any infringement or misappropriation could harm any competitive advantage Aeroplan and LMG currently derive or may derive from proprietary rights. Third parties may assert infringement claims against Aeroplan and LMG. Any such claims and any resulting litigation could result in significant liability for damages. An adverse determination in any litigation of this type could require Aeroplan or LMG to design around a third party's patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in

the diversion of time and resources. Any claims from third parties may also result in limitations on the ability to use the intellectual property subject to these claims.

Interest Rate and Currency Fluctuations

The Fund may be exposed to fluctuations in interest rates under its borrowings. Increases in interest rates may have an adverse effect on the earnings. In addition, financial results are sensitive to the changing value of the Canadian dollar and foreign operations are sensitive to the fluctuations of the British pound and the United Arab Emirates dirham. The Fund may be unable to appropriately hedge the risks associated with fluctuations in exchange rates.

Aeroplan is affected by fluctuations in the Canada/U.S. dollar exchange rate. Aeroplan incurs expenses in U.S. dollars for such items as air, car rental and hotel rewards issued to redeeming Aeroplan members, while a substantial portion of its revenues are generated in Canadian dollars. A significant deterioration of the Canadian dollar relative to the U.S. dollar would increase the costs of Aeroplan.

Leverage and Restrictive Covenants in Current and Future Indebtedness

The ability of the Fund, the Trust, Aeroplan and LMG to make distributions, pay dividends or make other payments or advances will be subject to applicable laws and contractual restrictions contained in the instruments governing any indebtedness (including the Credit Facilities). The degree to which the Fund is leveraged could have important consequences to Unitholders, including: (i) that the Fund's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; (ii) that a significant portion of cash flow from operations may be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations; (iii) that certain borrowings will be at variable rates of interest, which exposes the Fund to the risk of increased interest rates; and (iv) that the Fund may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures. These factors may increase the sensitivity of Distributable Cash to interest rate variations.

In addition, the Credit Facilities contain a number of financial and other restrictive covenants that require the Fund to meet certain financial ratios and financial condition tests and limit the ability to enter into certain transactions. A failure to comply with the obligations in the Credit Facilities could result in a default which, if not cured or waived, could result in a termination of distributions and permit acceleration of the relevant indebtedness. If the indebtedness under the Credit Facilities, including any possible hedge contracts with the lenders, were to be accelerated, there can be no assurance that the assets of the Fund would be sufficient to repay in full that indebtedness.

The Fund may need to refinance its available Credit Facilities or other debt and there can be no assurance that it will be able to do so or be able to do so on terms as favourable as those presently in place. If the Fund is unable to refinance these Credit Facilities or other debt, or is only able to refinance these Credit Facilities or other debt on less favourable and/or more restrictive terms, this may have a material adverse effect on the Fund's financial position, which may result in a reduction or suspension of cash distributions to Unitholders. In addition, the terms of any new credit facility or debt may be less favourable or more restrictive than the terms of the existing Credit Facilities or other debt, which may indirectly limit or negatively impact the ability of the Fund to pay cash distributions.

Restrictions on Potential Growth

The payout by the Fund of a significant portion of its operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of the Fund and its cash flow.

Risks Related to the Structure of the Fund

Appointment Rights of ACE

ACE currently owns 40,292,088 Units representing, indirectly, 20.1% of the interests in Aeroplan. Immediately following the closing of the Offering, ACE will hold 19,892,088 Units representing 9.9% of the issued and outstanding Units.

Under the Securityholders' Agreement, ACE has the ability to nominate a majority of the members of the Board of Directors until its interest in the Fund falls below 20% and ACE has the ability to nominate two members of the Board of Directors for as long as one of its subsidiaries is a party to the CPSA. The interests of ACE may conflict with those of Unitholders.

Foreign Ownership Limitations and Impact on Mutual Fund Trust Status and Value and Liquidity of Units

In order for the Fund to maintain its status as a mutual fund trust under the Tax Act, the Fund must not be established or maintained primarily for the benefit of Non-Residents within the meaning of the Tax Act. Accordingly, for as long as is required by the Tax Act to meet such test, the Fund Declaration of Trust provides that at no time may Non-Residents be the beneficial owners of more than 49.9% of the Units.

The Trustees may take such actions as are required to ensure that the Non-Resident ownership limitation is not contravened, including the following: (i) requiring residency declarations from Unitholders, (ii) refusing to accept a subscription for Units from or issue or register a transfer of Units to a Non-Resident, (iii) imposing other limits on Unit ownership by Non-Residents and (iv) requiring Non-Resident Unitholders to dispose of all or a portion of their Unit holdings. In any situation where it is unclear whether Units are held for the benefit of Non-Resident beneficial unitholders, the Trustees may exercise their discretion in determining whether such Units are or are not so held. See "Description of the Fund — Limitation on Non-Resident Ownership" in the Annual Information Form which is incorporated by reference in this short form prospectus for further details relating to the measures that could be implemented by the Trustees.

These restrictions may limit (or inhibit the exercise of) the rights of Non-Residents to acquire Units, to exercise their rights as Unitholders and to initiate and complete take-over bids in respect of the Units. As a result, these restrictions may limit the demand for Units from certain investors and thereby adversely affect the liquidity and market value of the Units held by the public.

Management regularly monitors the level of Non-Resident ownership of the Fund through declarations obtained from market intermediaries. Given the limitations in the securities registration system and the lack of any process for real-time residency information to flow to the transfer agent of the Fund, the Fund is of the view that the periodic declarations received from various market intermediaries are currently the most appropriate method of determining the residency status of its Unitholders. Since the Initial Public Offering, the number of Units held by Non-Residents has grown significantly to levels which may eventually jeopardize the Fund's compliance with Non-Resident ownership limitations. Based on information obtained from market intermediaries, the Fund estimates that as of March 31, 2008, approximately 41% of its outstanding Units were held by Non-Residents.

ACE, a Resident, currently owns 20.1% of the issued and outstanding Units. Pursuant to the Offering, 20.4 million Units held by ACE (representing 10.2% of the issued and outstanding Units) will be offered and sold by the Underwriters to the public. The Underwriters have agreed in the Underwriting Agreement that a maximum of 4.4 million Units will be offered and sold by the Underwriters to purchasers, whether beneficially or of record, that are Non-Residents, which will increase the level of Non-Resident ownership in the Fund. While at least 16 million Units will be offered and sold in the Offering by the Underwriters to purchasers, whether beneficially or of record, that are Residents, such purchasers may subsequently transfer such Units to Non-Residents, which would further increase the level of Non-Resident ownership in the Fund. To the extent that the demand for Units in the market is from Non-Residents, a significant portion of the Units sold in the Offering to purchasers that are Residents could eventually be acquired by Non-Residents. The Offering therefore increases the risk that the measures described above would have to be implemented by the Trustees. In the absence of such measures, the Fund may no longer comply with non-resident ownership limitations and lose its status as a mutual fund trust should Non-Residents become the beneficial owners of more than 49.9% of the Units. There can be no assurance that any measure described above and implemented by the Trustees would prevent the Fund from losing its mutual fund trust status.

Should the Fund lose its status as a mutual fund trust, it would have negative consequences for the Fund and Unitholders, including:

- the imposition of entity level taxation at a rate of 36% starting at the beginning of the fiscal year in which the Fund is deemed to have lost its mutual fund trust status;
- the Units ceasing to be "qualified investments" for RRSPs and other deferred plans and, consequently, the deferred plans becoming subject to tax on all income emanating from the ownership or disposition of the Units and either (i) the plans becoming subject to a 1% monthly tax on the value of the Units until they are disposed of, or (ii) if the plans acquire the Units after the loss of status, the beneficiaries of the plans being required to include in their income the value of the Units;
- the Units becoming "taxable Canadian property" and, consequently, Non-Resident Unitholders being taxable upon the sale of their Units unless the gain was exempted from tax under the terms of an applicable income tax treaty; and

- Non-Resident Unitholders being required to obtain clearance certificates under section 116 of the Tax Act in connection with any sale of Units and purchasers of Units being potentially liable for taxes if they acquired the Units from Non-Resident Unitholders without effecting applicable withholding and remittance to the Canada Revenue Agency.

Given the risk that the level of Non-Resident ownership in the Fund may ultimately reach or exceed 49.9% as a result of additional Units being purchased on the public markets or otherwise by Non-Residents, and in order to ensure that the Fund's capital structure is efficient and that Unitholder value is being maximized, the Fund announced on March 4, 2008 that it would retain financial advisors to conduct an in-depth analysis with respect to a potential reorganization of the Fund's income trust structure to a corporate structure. Following this announcement, the Fund has retained RBC Dominion Securities Inc. and TD Securities Inc. as financial advisors and is currently conducting its analysis. Although no final decision has been made at this time, the review may lead to a recommendation in the near future that Unitholders approve a conversion to a corporation. Conversion to a corporation would involve the replacement of the current distribution policies of the Fund, the Trust and Aeroplan with the dividend policy of the successor corporation and would most likely result in a decrease in the cash amount distributed compared with the current distributions of the Fund. See "Recent Developments — Potential Reorganization to a Corporate Structure".

Should the Fund proceed with a conversion to a corporation, the Non-Resident ownership limitations described above would no longer apply.

Future Sales or Distributions of Units by ACE

ACE holds 20.1%, and following the Closing of the Offering will hold 9.9% of the outstanding Units which can be sold by ACE, subject to certain legal requirements. ACE has also been granted certain registration rights by the Fund under the Investor Liquidity Agreement. If ACE sells or distributes substantial amounts of Units in the public market, the market price of the Units could fall. The perception among the public that these sales or distributions will occur could also produce such effect.

Dependence on Aeroplan and LMG

The Fund is an unincorporated open-ended trust which is entirely dependent on the operations and assets of Aeroplan and its affiliated entities, including LMG, through the indirect ownership of 100% of the issued and outstanding units of Aeroplan. Cash distributions to Unitholders will be dependent on, among other things, the ability of the Trust to make cash distributions in respect of the Trust Units, which, in turn, is dependent on Aeroplan making cash distributions. The ability of Aeroplan or the Trust to make cash distributions or other payments or advances will be subject to applicable laws and regulations and contractual restrictions contained in the instruments governing any indebtedness of those entities.

Cash Distributions Are Not Guaranteed and Will Fluctuate with the Business Performance

Although the Fund intends to distribute cash distributions received in respect of the Trust Units, less expenses and amounts, if any, paid in connection with the redemption of Units, there can be no assurance regarding the amounts of income to be generated or ultimately distributed to the Fund. The actual amount distributed in respect of the Units is not guaranteed and will depend upon numerous factors, including operating cash flows, profitability and its ability to sustain Adjusted EBITDA margins and the fluctuations in working capital and capital expenditures, all of which are susceptible to a number of risks.

If the Fund elects to convert from its current income trust structure to a corporate structure, the current distribution policies of the Fund, the Trust and Aeroplan would be replaced by the dividend policy of the successor corporation. This new dividend policy of the successor corporation would most likely result in a decrease in the cash amount distributed compared with the current distributions of the Fund.

Nature of Fund Units

The Units do not represent a direct investment in the business of Aeroplan or LMG and should not be viewed by investors as direct securities thereof. As holders of Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Units represent a fractional interest in the Fund. The Fund's primary assets are Trust Units and Trust Notes. The price per Unit is a function of anticipated distributable income.

The Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and,

accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Liability

The Fund Declaration of Trust provides that no Unitholder shall be subject to any liability whatsoever to any person in connection with a holding of Units. However, in jurisdictions outside the Provinces of Ontario, Québec, British Columbia and Alberta, there remains a risk, which is considered by the Fund to be remote in the circumstances, that a Unitholder could be held personally liable, despite such statement in the Fund Declaration of Trust, for the obligations of the Fund to the extent that claims are not satisfied out of the assets of the Fund. The affairs of the Fund are conducted to seek to minimize such risk wherever possible.

Income Tax Matters

No assurance can be given that Canadian federal and/or provincial income tax law respecting income trusts and other flow-through entities will not be further changed in a manner which adversely affects the Fund and its Unitholders.

The Fund Declaration of Trust provides that a sufficient amount of the Fund's net income and net realized capital gains shall be distributed each year to Unitholders in order to eliminate the Fund's liability for tax under Part I of the Tax Act. Where such amount of net income and net realized capital gains of the Fund in a taxation year exceeds the cash available for distribution in the year, such excess net income and net realized capital gains will be distributed to Unitholders in the form of additional Units. Unitholders are generally required to include an amount equal to the fair market value of those Units in their taxable income, in circumstances when they do not directly receive a cash distribution.

SIFT Rules

On October 31, 2006, the Minister of Finance (Canada) announced a "Tax Fairness Plan" which, in part, proposed changes to the manner in which certain flow-through entities and the distributions from such entities are taxed. Bill C-52, Budget Implementation Act, 2007, which received Royal Assent on June 22, 2007, contained the SIFT Rules, which are designed to implement these proposals. Under the SIFT Rules, the Fund, as a publicly traded income trust, is considered a SIFT and will be subject to trust level taxation as of January 1, 2011 at a rate comparable to the combined federal and provincial corporate tax rate on certain types of income. In addition, the taxable distributions received by Unitholders will be treated as taxable dividends from a taxable Canadian corporation.

The SIFT Rules could become effective on a date earlier than January 1, 2011 if the Fund is deemed to have undergone "undue expansion" during the period from November 1, 2006 to December 31, 2010, as described in the Normal Growth Guidelines issued by Finance on December 15, 2006.

On June 26, 2007, the ministère des Finances (Québec) published Information Bulletin 2007-5 confirming that Québec's tax legislation will be harmonized with the SIFT Rules but that a separate Québec tax regime relating to SIFT entities will be implemented. More specifically, the ministère des Finances (Québec) has announced that a SIFT with an establishment in Québec at any time in a taxation year will be subject to a Québec tax at a rate generally equal to the Québec tax rate relating to corporations and that a business allocation formula based on the gross income of a SIFT and the wages and salaries it pays, similar to the one used for the purposes of determining the tax payable by a corporation that has activities in Québec and outside Québec, will apply to determine the tax payable to Québec by a SIFT that has, in a taxation year, an establishment both in Québec and outside Québec. On February 26, 2008, Finance announced changes to the SIFT Rules that will among other things, result in harmonization between the SIFT Rules and the separate Québec tax regime relating to SIFT entities.

There can be no assurance that the Fund will be able to retain the benefit of the deferred application of the SIFT Rules until 2011. Loss of the benefit of the deferred application of the SIFT Rules until 2011 could have a material and adverse effect on the value of the Units.

Although this was likely not the intent of the SIFT Rules proposed by Finance, there can be no assurance that the SIFT Rules, as they currently read, may not be interpreted and applied in a manner that would cause the Trust and Aeroplan to be considered SIFTs. On December 20, 2007, Finance announced proposed technical amendments to the SIFT Rules to, among other things, clarify that trusts and partnerships, such as the Trust and Aeroplan, that are not publicly traded and that are wholly-owned by, among other entities, SIFTs, are not considered to be SIFTs. No assurance may be given that these proposed amendments will be enacted as currently proposed or at all. See "Certain Canadian Federal Income Tax Considerations — SIFT Rules".

The SIFT Rules may have an adverse impact on the Fund, the Trust, Aeroplan and the Unitholders, on the value of the Units and on the ability of the Fund, the Trust and Aeroplan to undertake financings and acquisitions, and, at such time as the SIFT Rules apply, the Distributable Cash of the Fund may be materially reduced. The effect of the recently enacted SIFT Rules on the market for the Units is uncertain.

Investment Eligibility

There can be no assurance that the Units will continue to be qualified investments for Plans under the Tax Act. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments by Plans.

Nature of Distributions

The after-tax return for any Units owned by Unitholders which are subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the Fund (portions of which may be fully or partially taxable or may be tax deferred). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to Unitholders. The SIFT Rules will apply a tax on certain income earned by a specified investment flow through trust ("SIFT Trust") or partnership, and treat the taxable distributions of such income received by investors in such entities as taxable dividends. The SIFT Rules do not change the tax treatment of distributions that are in excess of the taxable income of a SIFT Trust. The SIFT Rules generally do not apply to income trusts, the Units of which were publicly traded as of October 31, 2006, such as the Fund, until January 1, 2011, subject to compliance with the Normal Growth Guidelines released by Finance on December 15, 2006, as may be amended from time to time.

Dilution of Existing Unitholders

The Fund Declaration of Trust authorizes the Fund to issue an unlimited number of Units for that consideration and on those terms and conditions as shall be established by the Trustees without the approval of any Unitholders. The Unitholders have no pre-emptive rights in connection with such further issues.

Conversion to Corporate Structure

Given the risk that the level of Non-Resident ownership in the Fund may ultimately reach or exceed 49.9% as a result of additional Units being purchased on the public markets or otherwise by Non Residents, and in order to ensure that the Fund's capital structure is efficient and that Unitholder value is being maximized, the Fund has retained RBC Dominion Securities Inc. and TD Securities Inc. as financial advisors and is currently conducting an in-depth analysis with respect to a potential reorganization of the Fund's income trust structure to a corporate structure. Although no final decision has been made at this time, the review may lead to a recommendation in the near future that Unitholders approve a conversion to a corporation.

If such a recommendation were to be approved and implemented, the Fund's income trust structure would be reorganized into a corporation and the Unitholders would become shareholders of that corporation which would own all of the Units of the Fund. Each Unitholder would exchange its Units for shares of the successor corporation. It is expected that the reorganization would be made on a tax-free rollover basis, subject to the filing of any required tax elections. The reorganization would be subject to approval of the Unitholders and to such other approvals as may be required, including regulatory, stock exchange and court approvals.

In connection with the reorganization, the current distribution policies of the Fund, the Trust and Aeroplan described under "Distributions" in the Annual Information Form incorporated by reference in this short form prospectus would be replaced by the dividend policy of the successor corporation. This new dividend policy of the successor corporation would most likely result in a decrease in the cash amount distributed compared with the current distributions of the Fund.

The reorganization would result in the conversion of the Fund into an entity that would be subject to Canadian federal and provincial income tax.

The reorganization may have an adverse impact on the market price of the Units.

BOOK-BASED SYSTEM

Registration of interests in and transfers of the Units will only be made through the book-based system administered by CDS, the whole subject to applicable law. On or about the date of closing of the Offering, the Fund and the Selling Unitholder will deliver to CDS a certificate evidencing the aggregate number of Units purchased under this Offering. Units must be purchased, transferred and surrendered for redemption, exchange or retraction through a CDS Participant. All rights of an owner of Units must be exercised through, and all payments or other property to which such owner is entitled will be made or delivered by, CDS or the CDS Participant through which the owner holds units. Upon a purchase of any Units, the owner will receive only the customary confirmation. References in this short form prospectus to a Unitholder of Units means, unless the context otherwise requires, the owner of the beneficial interest in such securities.

The ability of a beneficial owner of Units to pledge such securities or otherwise take action with respect to such owner's interest in such securities (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

The Fund has the option to terminate registration of the Units through the book-based system, in which event certificates for Units in fully registered form will be issued to the beneficial owners of such units or their nominees.

EXPERTS

Certain legal matters relating to the Offering will be passed upon on behalf of ACE and the Fund by Stikeman Elliott LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP. As of the date hereof, the partners and associates of Stikeman Elliott LLP, as a group, and Osler, Hoskin & Harcourt LLP, as a group, beneficially own, directly and indirectly, less than 1% of the securities of the Fund, or any associated party or affiliate of the Fund outstanding at such date.

PROMOTER

Aeroplan may be considered to be a promoter of the Fund for the purposes of applicable securities legislation by reason of Aeroplan's initiative in organizing the business and affairs of the Fund.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Units is CIBC Mellon Trust Company at its principal transfer offices in Montreal, Toronto, Vancouver, Calgary and Halifax.

AUDITORS

The independent auditors of the Fund are PricewaterhouseCoopers LLP, Chartered Accountants, Montreal, Québec.

PURCHASER'S STATUTORY RIGHTS OF RESCISSION AND WITHDRAWAL

Securities legislation in certain provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read this short form prospectus of Aeroplan Income Fund (the "Fund") dated April 15, 2008 relating to the sale of Units of the Fund by ACE Aviation Holdings Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the Unitholders of the Fund on the consolidated statement of financial position of the Fund as at December 31, 2007 and December 31, 2006 and the Fund's consolidated statements of operations and unitholders' equity and restated consolidated statements of comprehensive income and cash flows for the years ended December 31, 2007 and December 31, 2006. Our report is dated March 3, 2008 (except as to note 22 which is as of March 31, 2008).

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants
Montreal, Québec
April 15, 2008

CERTIFICATE OF THE ISSUER

April 15, 2008

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces and territories of Canada.

AEROPLAN INCOME FUND

By: (Signed) Rupert Duchesne
President and Chief Executive Officer,
Aeroplan Holding GP Inc.

By: (Signed) David L. Adams
Executive Vice-President and Chief Financial Officer,
Aeroplan Holding GP Inc.

On behalf of the Board of Trustees

By: (Signed) Roman Doroniuk
Trustee

By: (Signed) John Forzani
Trustee

CERTIFICATE OF THE PROMOTER

April 15, 2008

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces and territories of Canada.

AEROPLAN LIMITED PARTNERSHIP

By: (Signed) RUPERT DUCHESNE
President and Chief Executive Officer of
Aeroplan Holding GP Inc., the general partner of
Aeroplan Limited Partnership

By: (Signed) DAVID L. ADAMS
Executive Vice-President and Chief Financial Officer of
Aeroplan Holding GP Inc., the general partner of
Aeroplan Limited Partnership

On behalf of the Board of Directors of Aeroplan Holding GP Inc.,
the general partner of Aeroplan Limited Partnership

By: (Signed) ROMAN DORONIUK
Director

By: (Signed) JOHN FORZANI
Director

CERTIFICATE OF THE UNDERWRITERS

April 15, 2008

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces and territories of Canada.

RBC DOMINION SECURITIES INC.	CIBC WORLD MARKETS INC.
By: (Signed) JEAN-MARC BOUGIE	By: (Signed) CHARLES ST-GERMAIN
BMO NESBITT BURNS INC.	TD SECURITIES INC.
By: (Signed) JEFFREY P. WATCHORN	By: (Signed) LUC OUELLET
NATIONAL BANK FINANCIAL INC.	SCOTIA CAPITAL INC.
By: (Signed) ENRICO PALLOTTA	By: (Signed) ERIC MICHAUD
CANACCORD CAPITAL CORPORATION	RAYMOND JAMES LTD.
By: (Signed) JEAN-YVES BOURGEOIS	By: (Signed) WILLIAM MURRAY

BLACKMONT CAPITAL INC.	DESJARDINS SECURITIES INC.	DUNDEE SECURITIES CORPORATION	RESEARCH CAPITAL CORPORATION
By: (Signed) CHARLES PENNOCK	By: (Signed) GARY LITTLEJOHN	By: (Signed) BENN MIKULA	By: (Signed) P. GAGE JULL


aeroplan
MC
TM

BOWNE
PRINTED IN CANADA
M40146

Osler, Hoskin & Harcourt LLP
1000 De La Gauchetière Street West
Suite 2100
Montréal, Québec, Canada H3B 4W5
514.904.8100 MAIN
514.904.8101 FACSIMILE



Montréal

Toronto

Calgary

Ottawa

New York

April 15, 2008

TO: Autorité des marchés financiers, as Principal Regulator

AND TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities under the Securities Act, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Government of Nunavut

Dear Sirs and Mesdames:

Re: Offering by Aeroplan Income Fund (the "Fund")

We refer you to the final short form prospectus (the "**Prospectus**") dated April 15, 2008 of the Fund relating to the secondary offering of units of the Fund by ACE Aviation Holdings Inc. In the Prospectus, reference is made to this firm on the face page and under the heading "Experts" and to opinions of this firm under the heading "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations". We hereby consent to being named in the Prospectus and to the use of our opinions.

We also confirm that we have read the Prospectus and that we have no reason to believe that there is any misrepresentation, as defined in the *Securities Act* (Québec), in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed to render these opinions.

This letter is solely for the information of the securities regulatory authorities to which it is addressed and is not to be referred to in whole or in part in the Prospectus or in any other similar document and is not to be relied upon by any other person or for any other purpose.

Yours very truly,

(s) Osler, Hoskin & Harcourt LLP

Osler, Hoskin & Harcourt LLP

MONTREAL:1531321.1

STIKEMAN ELLIOTT

Stikeman Elliott LLP Barristers & Solicitors
1155 René Lévesque Blvd. West, 40th Floor, Montréal, Quebec, Canada H3B 3V2
Tel:(514) 397-3000 Fax: (514) 397-3222 www.stikeman.com

April 15, 2008

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut
Registrar of Securities, Yukon

(collectively the " **Commissions**")

Re: **AEROPLAN INCOME FUND** (the "**Fund**")
Final Short Form Prospectus dated April 15, 2008
SEDAR Project No.: 1245933

Dear Sirs/Mesdames:

We refer to the final short form prospectus of the Fund dated April 15, 2008 (the "**Prospectus**") in connection with the secondary offering of 20,400,000 units of the Fund by ACE Aviation Holdings Inc.

We hereby consent to the use of our firm's name on the cover page of the Prospectus as well as under the heading "Experts" and consent to the use of our firm's name and reference to our opinion under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information in the Prospectus that:

1. are derived from our opinion referred to above; or
2. are within our knowledge as a result of the services we performed to render such opinion.

MONTREAL
TORONTO
OTTAWA
CALGARY
VANCOUVER
NEW YORK
LONDON
SYDNEY

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or in any other similar document and should not be relied upon by any other person.

Yours truly,

(signed) Stikeman Elliott LLP

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 205 5675

April 15, 2008

To:
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
Registrar of Securities, Northwest Territories
Registrar of Securities, Yukon Territory
Registrar of Securities, Nunavut

We refer to the short form prospectus of Aeroplan Income Fund (the "Fund") dated April 15, 2008 relating to the offering of Units of the Fund by ACE Aviation Holdings Inc.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated March 3, 2008 (except for Note 22 which is dated March 31, 2008) to the Unitholders of the Fund on the following financial statements:

- Consolidated statements of financial position as at December 31, 2007 and December 31, 2006;
- Consolidated statements of operations, unitholders' equity and restated statements of comprehensive income and cash flows for the years ended December 31, 2007 and December 31, 2006.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

PRICEWATERHOUSECOOPERS

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly

PricewaterhouseCoopers LLP

Chartered Accountants

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Aeroplan Income Fund Announces April 2008 Distribution

MONTREAL, April 15 /CNW Telbec/ - Aeroplan Income Fund (TSX: AER.UN) announced today that a cash distribution in the amount of $0.07 per Fund unit, covering the period from April 1 to April 30, 2008, will be paid on May 15, 2008, to unitholders of record at the close of business on April 30, 2008.

About Aeroplan Income Fund

Aeroplan Income Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario. Aeroplan Income Fund is the owner of Aeroplan Limited Partnership, Canada's premier loyalty marketing company and operator of the Aeroplan loyalty program and Loyalty Management Group Limited, operator of Nectar, the United Kingdom's leading coalition loyalty program.

For more information about Aeroplan, please visit www.aeroplan.com.
%SEDAR: 00022208EF

/For further information: JoAnne Hayes, (416) 352-3706, joanne.hayes(at)aeroplan.com/
(AER.UN.)

CO: AEROPLAN; AEROPLAN INCOME FUND

CNW 07:00e 15-APR-08


AUTORITÉ
DES MARCHÉS
FINANCIERS

VISA

Fonds de revenu Aéroplan

L'Autorité des marchés financiers octroie son visa pour le prospectus simplifié de l'émetteur susmentionné daté du 15 avril 2008 (le « prospectus »).

En outre, le présent visa fait foi du visa du prospectus de la Commission des valeurs mobilières de l'Ontario.

Le prospectus a été déposé en vertu du *Règlement 11-102 sur le régime de passeport* en **Colombie Britannique**, en **Alberta**, en **Saskatchewan**, au **Manitoba**, au **Nouveau-Brunswick**, en **Nouvelle-Écosse**, à **l'Île-du-Prince-Édouard**, à **Terre-Neuve et Labrador**, aux **Territoires du Nord-Ouest**, au **Yukon** et au **Nunavut**. Le visa du prospectus est réputé octroyé par l'autorité de chacun de ces territoires lorsque les conditions prévues par le Règlement sont réunies.

Fait à Montréal, le 15 avril 2008.

(s) Patrick Théorêt

Patrick Théorêt
Chef du Service du financement des sociétés

DÉCISION N° 2008-MC-0537

SEDAR N° 1245933

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 • Télécopieur : (514) 873-6155


END